                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2003

                                   MARCONI PLC
                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)

                            4th Floor, Regents Place
                                 338 Euston Road
                                 London NW1 3BT
                                 United Kingdom
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F __X__         Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ____         No __X__

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report is a document entitled "Proposals in Relation to Schemes of Arrangement" (the "SCHEME DOCUMENT"), which was sent by Marconi plc ("PLC") and Marconi Corporation plc ("CORP") to certain of their creditors on March 31, 2003, in connection with their proposed financial restructuring.

The proposed restructuring will be effected by means of two UK Schemes of Arrangement, one each for Corp and plc. A Scheme of Arrangement is a court-supervised procedure under English law through which a company may enter into a compromise with its creditors to effect a restructuring of its financial obligations.

The Scheme Document contains an Explanatory Statement required by Section 426 of the UK Companies Act 1985, explaining and summarizing the terms, conditions and mechanics of the Schemes of Arrangement. Copies of both Schemes of Arrangement, appendixes setting forth various aspects of the proposed restructuring in greater detail, and certain other information are also included in the Scheme Document.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MARCONI PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 31 March 2003                         Title: Secretary



                                            MARCONI CORPORATION PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 31 March 2003                         Title: Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT IS BEING SENT TO PERSONS BELIEVED TO BE SCHEME CREDITORS, BEING CERTAIN CREDITORS OF MARCONI CORPORATION PLC AND CERTAIN CREDITORS OF MARCONI PLC, AND IS BEING MADE AVAILABLE TO PERSONS WITH INTERESTS IN BONDS ISSUED BY MARCONI CORPORATION PLC AND GUARANTEED BY MARCONI PLC. IF YOU HAVE ASSIGNED, SOLD, OR OTHERWISE TRANSFERRED, OR ASSIGN, SELL OR OTHERWISE TRANSFER, YOUR INTERESTS AS A SCHEME CREDITOR BEFORE THE RECORD DATE YOU MUST FORWARD A COPY OF THIS DOCUMENT TO THE PERSON OR PERSONS TO WHOM YOU HAVE ASSIGNED, SOLD OR OTHERWISE TRANSFERRED, OR ASSIGN, SELL OR OTHERWISE TRANSFER, YOUR INTERESTS AS A SCHEME CREDITOR. IF YOU ARE IN ANY DOUBT AS TO ANY ASPECT OF THESE PROPOSALS AND/OR ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

THIS DOCUMENT IS ACCOMPANIED BY VOTING INSTRUCTIONS. IT IS IMPORTANT THAT YOU READ THIS DOCUMENT CAREFULLY FOR INFORMATION ABOUT THE RESTRUCTURING AND THAT YOU COMPLETE AND RETURN THE VOTING INSTRUCTIONS ENCLOSED WITH THIS DOCUMENT.

FURTHER COPIES OF THIS DOCUMENT CAN BE OBTAINED FROM KPMG IN LONDON (REFERENCE:
987/SRB/GTE, PHILIP WALLACE) AND FROM BONDHOLDER COMMUNICATIONS IN LONDON AND NEW YORK.

APPLICATION HAS BEEN MADE TO THE UKLA FOR THE NEW SHARES, THE NEW NOTES AND THE WARRANTS TO BE ADMITTED TO THE OFFICIAL LIST OF THE UKLA, AND TO THE LONDON STOCK EXCHANGE FOR THE NEW SHARES, THE NEW NOTES AND THE WARRANTS TO BE ADMITTED TO TRADING ON THE LONDON STOCK EXCHANGE'S MARKET FOR LISTED SECURITIES. LISTING IS CONDITIONAL UPON THE CORP SCHEME BECOMING EFFECTIVE. IT IS EXPECTED THAT ADMISSION TO LISTING AND TRADING WILL BECOME EFFECTIVE AND DEALINGS IN THE NEW SHARES, THE NEW NOTES AND THE WARRANTS WILL COMMENCE AT 8.00 A.M. LONDON TIME ON 19 MAY 2003.

A DOCUMENT COMPRISING A PROSPECTUS RELATING TO MARCONI CORPORATION PLC HAS BEEN PREPARED IN ACCORDANCE WITH THE LISTING RULES MADE UNDER SECTION 74 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 AND A COPY OF IT WILL BE DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES PURSUANT TO
SECTION 83 OF THAT ACT.
--------------------------------------------------------------------------------
                            PROPOSALS IN RELATION TO
                             SCHEMES OF ARRANGEMENT
                  UNDER SECTION 425 OF THE COMPANIES ACT 1985
                                    BETWEEN

                            MARCONI CORPORATION PLC

                                    and its

                                SCHEME CREDITORS
                         (AS DEFINED IN THIS DOCUMENT)

                                  and between

                                  MARCONI PLC

                                    and its

                                SCHEME CREDITORS
                         (AS DEFINED IN THIS DOCUMENT)
--------------------------------------------------------------------------------
Meetings of Scheme Creditors to consider separately the Scheme relating to Corp and the Scheme relating to plc will be held on 25 April 2003 commencing at 10.00 a.m. The notices of the Scheme Meetings are set out in part VI of this document. Instructions about actions to be taken by Scheme Creditors preceding the Scheme Meetings are set out in Appendix 27 and summarised on pages 13 and 14. Whether or not Scheme Creditors intend to attend the meetings of Scheme Creditors, they are requested to complete, execute and return the appropriate Form(s) of Proxy and Claim Form(s) sent with this document in accordance with these instructions as soon as possible. Instructions about actions to be taken by persons with interests in Bonds are set out in Appendix 28 and summarised on pages 14 and 15.

                                 31 March 2003

The statements contained in this document are made as at the date of this document, unless another time is specified in relation to them, and delivery of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since that date.

Nothing contained in this document shall constitute a warranty or guarantee of any kind, express or implied, and nothing contained in this document shall constitute any admission of any fact or liability on the part of Corp or plc or any Affiliate of Corp or plc with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in the Schemes or the Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by Corp, plc, the Prospective Supervisors or KPMG, that a liability is owed to any person in respect of any claim or that any person is or may be a Scheme Creditor of Corp or plc. The failure to distribute this document to any Scheme Creditor shall not constitute an admission by Corp, plc, the Prospective Supervisors or KPMG that such person is not a Scheme Creditor or that any liability owed to such person is an Excluded Claim.

No person has been authorised by Corp or plc to make any representations concerning the Schemes which are inconsistent with the statements contained in this document and, if made, such representations may not be relied upon as having been so authorised. This document is issued solely in connection with the Schemes.

If both the Corp Scheme and the plc Scheme are, or just the Corp Scheme is, approved by the relevant Scheme Creditors, a fairness hearing before the Court is necessary in order to sanction the approved Scheme or Schemes. All Scheme Creditors are entitled to attend the Court hearing in person or through counsel to support or oppose the sanctioning of the relevant Scheme or Schemes. It is expected that the Court hearing will be held on 12 to 13 May 2003 at the Royal Courts of Justice, Strand, London WC2A 2LL. Notice of the fairness hearing will be published, following approval of the Corp Scheme or both Schemes by relevant Scheme Creditors, in The Times and the international editions of the Wall Street Journal, the Financial Times and the International Herald Tribune.

Lazard and Morgan Stanley are advising Corp and plc and no one else in connection with aspects of the Restructuring and will not be responsible to anyone other than Corp or plc for providing the protections afforded to their clients or for providing advice in connection with the Restructuring.

Application has been made to the UKLA for the New Shares, the New Notes and the Warrants to be admitted to the Official List of the UKLA, and to the London Stock Exchange for the New Shares, the New Notes and the Warrants to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing and trading will become effective and dealings in the New Shares, the New Notes and the Warrants will commence at 8.00 a.m. London time on 19 May 2003. However, see part I, Section 2, Part F.2: Risk Factors.

The New Shares, the New Notes and the Warrants to be issued pursuant to the Schemes will be issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. The issue of New Shares and New Notes to persons resident in the states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont will be subject to the limitations described in part I, Section 2, Parts
C.9 and D.16.

This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the New Shares, the New Notes and the Warrants to be issued pursuant to the Schemes in any jurisdiction in which such offer or sale is not permitted.

Further important information is set out under "Important Notice" on pages 1 to 4.

                                   HELPLINES

If you are (or think you may be) a Scheme Creditor and you have any questions relating to this document or the completion of the Form(s) of Proxy and Claim Form(s), please contact KPMG on telephone number +44 (0)20 7694 3007. You will be able to leave a message outside normal working hours or if the relevant staff are all occupied. Alternatively, please email your question to marconischeme@kpmg.co.uk

If you are a person with an interest in Bonds and you have any questions relating to this document or the completion of an Account Holder Letter, please contact Donna Martini of Bondholder Communications in London on
+44 (0)20 7236 0788 or in New York on +1 212 809 2663. Alternatively, please email your question to dmartini@bondcom.com. Bondholder Communications has been appointed by plc and Corp to facilitate communications with persons with interests in Bonds.

        ARE YOU A SCHEME CREDITOR OR A PERSON WITH AN INTEREST IN BONDS?

Please see Appendix 27 for a detailed description of the action to be taken by Scheme Creditors and Appendix 28 for a detailed description of the action to be taken by persons with an interest in Bonds.

THE FOLLOWING PERSONS ARE SCHEME CREDITORS FOR THE PURPOSE OF FILING A CLAIM
FORM:

CORP SCHEME

1. Each of the Known Creditors listed in Schedule 3 to the Corp Scheme set out in part II of this document (this includes The Bank of New York and The Law Debenture Trust Corporation p.l.c. in respect of the Bonds but does not include any other person with an interest in Bonds); and

2.     Each other person who had a Scheme Claim in the Corp Scheme at the Record
       Date.

PLC SCHEME

1. Each of the Known Creditors listed in Schedule 3 to the plc Scheme set out in part III of this document (this includes The Bank of New York and The Law Debenture Trust Corporation p.l.c. in respect of the Bonds but does not include any other person with an interest in Bonds); and

2.     Each other person who had a Scheme Claim in the plc Scheme at the Record
       Date.

THE FOLLOWING PERSONS MAY BE SCHEME CREDITORS FOR THE PURPOSE OF VOTING AT SCHEME MEETINGS:

CORP SCHEME

1. Each of the Known Creditors listed in Schedule 3 to the Corp Scheme set out in part II of this document except that, in relation to the Bonds, The Bank of New York and The Law Debenture Trust Corporation p.l.c. are not Scheme Creditors for this purpose and instead each Definitive Holder (see below) will be a Scheme Creditor; and

2.     Each other person who had a Scheme Claim in the Corp Scheme at the Record
       Date.

PLC SCHEME

1. Each of the Known Creditors listed in Schedule 3 to the plc Scheme set out in part III of this document except that, in relation to the Bonds, The Bank of New York and The Law Debenture Trust Corporation p.l.c. are not Scheme Creditors for this purpose and instead each Definitive Holder (see below) will be a Scheme Creditor; and

2.     Each other person who had a Scheme Claim in the plc Scheme at the Record
       Date.

THE FOLLOWING PERSONS HAVE AN INTEREST IN BONDS:

1.     Account Holders;

2.     Intermediaries;

3.     Bondholders;

4.     Definitive Holders;

5.     Designated Recipients; and

6. Certain other persons including the Trustees, the Book-Entry Depositary, DTC, Euroclear and Clearstream, Luxembourg and any depositary for them.

The following diagram illustrates the relationship between certain persons with interests in Bonds:

                                  (FLOWCHART)

                                    CONTENTS

--------------------------------------------------------------------------------

                                                                 Page
                                                                -----
I.     EXPLANATORY STATEMENT                                        1
Important Notice                                                    1
Expected timetable of principal events                              5
Scheme Creditors and persons with interests in Bonds                8
Definitions and interpretation                                     12
Summary of action to be taken                                      13
Section 1     Letter from the Chairman of plc and of Corp          16
Section 2     Further explanation of the Restructuring             33
A.     Business Overview                                           33
       A.1   Background                                            33
       A.2   History of the Marconi Group and the
             Restructuring                                         33
       A.3   Market environment and business strategy              38
       A.4   Group's principal activities                          39
       A.5   Intellectual property                                 51
       A.6   Dividend policy                                       53
       A.7   Financial objectives                                  53
       A.8   Current application of critical accounting
             policies                                              57
       A.9   Current trading and prospects                         59
       A.10  Directors, senior management and employees            60
       A.11  Financial information and Corp's discussion and
             analysis of its financial condition and results
             of operations                                         65
B.     Background to and reasons for the Restructuring             66
C.     Proposed Restructuring                                      69
       C.1   Overview                                              69
       C.2   Terms of the Restructuring                            69
       C.3   Terms of the New Senior Notes and the New
             Junior Notes                                          71
       C.4   Summary of key actual and contingent claims           76
       C.5   Completion of the Restructuring                       77
       C.6   Mechanics of the Restructuring                        79
       C.7   Scheme Claims and distribution mechanics              82
       C.8   Meetings, final termination, release and
             governing law                                         94
       C.9   Effect of securities law restrictions under the
             Schemes                                               95
       C.10  Insolvency analysis                                   99
D.     General matters relating to the Restructuring              101
       D.1   Lockbox Account and interim security
             arrangements                                         101
       D.2   Arrangements with ESOP Derivative Banks              103
       D.3   Arrangements to preserve rights at plc level         106
       D.4   Working capital                                      107
       D.5   Scheme Implementation Deed                           111
       D.6   Statement and waiver of inter-company balances       112
       D.7   Recapitalisation of Guarantors                       113
       D.8   Waiver of plc Shareholder vote                       113
       D.9   Capital Reduction                                    113
       D.10  Share incentive plans                                114
       D.11  Pensions                                             129
       D.12  Listing and dealing                                  133
       D.13  Reporting requirements and entitlement to
             information                                          133
       D.14  Memorandum and Articles                              134
       D.15  American Depositary Receipts                         134
       D.16  US securities law considerations                     135
       D.17  Securities law restrictions in France, Italy
             and Malaysia                                         139
       D.18  Certain securities law disclosures                   141
       D.19  Material contracts                                   142
       D.20  Litigation                                           142
       D.21  Corp working capital statement                       142
       D.22  Costs of the Restructuring                           142
       D.23  Principal Subsidiary and associated
             undertakings                                         143
       D.24  Principal establishments                             144
       D.25  Corp Group indebtedness statement                    150

                                                                        CONTENTS

--------------------------------------------------------------------------------

                                                                 Page
                                                                -----
       D.26  No significant change                                151
       D.27  Corp incorporation and registered office             151
       D.28  Corp share capital                                   151
       D.29  Material shareholdings in Corp                       151
       D.30  Tax                                                  152
       D.31  Insurance                                            152
       D.32  Environmental and other regulations                  152
       D.33  No waiver of dividends                               153
       D.34  Documents available for inspection                   154
E.     Material interests of Directors and Trustees               155
       E.1   Directors                                            155
       E.2   Trustees of the Bonds                                169
F.     Risk Factors                                               170
       F.1   Risks related to a failure to implement or a
             delay in implementing the Restructuring              170
       F.2   Risks arising from implementation of the
             Restructuring                                        174
       F.3   Operating risks                                      176
       F.4   Risks related to ownership of the New Shares,
             the New Notes and the Warrants                       181
II.    THE CORP SCHEME                                            186
Part I       Preliminary                                          187
Part II      The Scheme                                           202
Part III     Determination of Scheme Claims and procedure
             for Distributions                                    204
Part IV      Further provisions regarding the issue of New
             Shares and Warrants                                  218
Part V       Escrow and distribution arrangements                 220
Part VI      Independent adjudication                             221
Part VII     The Supervisors                                      222
Part VIII    Creditors' Committee                                 226
Part IX      Meetings of Scheme Creditors                         233
Part X       Termination                                          236
Part XI      General Scheme provisions                            237
Schedule 1   Determination of claims and payment of
             dividends                                            241
Schedule 2   Extract from the plc Scheme                          242
Schedule 3   Known Claims                                         245
Schedule 4   Persons eligible to receive securities pursuant
             to applicable exemptions under US state
             securities laws                                      250
III.   THE PLC SCHEME                                             253
Part I       Preliminary                                          254
Part II      The Scheme                                           268
Part III     Determination of Scheme Claims and procedure
             for Distributions                                    271
Part IV      Escrow and distribution arrangements                 285
Part V       Independent adjudication                             286
Part VI      The Supervisors                                      287
Part VII     Creditors' Committee                                 291
Part VIII    Meetings of Scheme Creditors                         298
Part IX      Termination                                          301
Part X       General Scheme provisions                            302
Schedule 1   Determination of claims and payment of
             dividends                                            305
Schedule 2   Extract from the Corp Scheme                         306
Schedule 3   Known Claims                                         310
Schedule 4   Persons eligible to receive securities pursuant
             to applicable exemptions under US state
             securities laws                                      315
IV.    APPENDICES TO THE EXPLANATORY STATEMENT                    318
1.     Corp historical information to 30 September 2002           318
2.     Corp unaudited pro forma consolidated balance sheet        408
3.     plc financial information to 30 September 2002             413
4.     plc quarterly report to 31 December 2002 and updated
       financial information                                      529
5.     Corp's discussion and analysis of its financial
       condition and results of operations                        585
6.     Insolvency analysis                                        622

CONTENTS

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                                                                 Page
                                                                -----
7.     Escrow and Distribution Agreement                          633
8.     Summary of the terms of the New Senior Notes and the
       New Junior Notes                                           672
9.     Excluded Claims                                            761
10.    Security and Intercreditor Arrangements                    797
11.    ESOP facilities                                            818
12.    Conditions of the Warrants                                 819
13.    Corp share capital                                         831
14.    Summary of certain provisions of the Memorandum and
       Articles of Corp                                           835
15.    Rights and restrictions attaching to the Non-Voting
       Deferred Shares                                            842
16.    Description of American Depositary Receipts                843
17.    Tax                                                        851
18.    Particulars of the Scheme Implementation Deed              872
19.    Material contracts                                         877
20.    Litigation                                                 910
21.    Summary of the proposed permanent injunction orders
       under Section 304 of the United States Bankruptcy
       Code                                                       916
22.    Co-ordination Committee and Informal Committee of
       Bondholders                                                919
23.    Contact details, material interests and curricula
       vitae of the Supervisors                                   920
24.    Summary of terms of appointment and scope of
       engagement of the Prospective Supervisors and the
       Supervisors                                                922
25.    Form of Confirmation Resolution and form of Scheme
       Company Confirmation                                       927
26.    Form of letter of confirmation to be given by the
       Prospective Supervisors                                    930
27.    Instructions to Scheme Creditors                           931
28.    Instructions to persons with interests in Bonds            935
29.    Form of Proxy for Scheme Creditors                         974
30.    Form of Claim Form for Scheme Creditors                    980
V.     DEFINITIONS AND GLOSSARY                                   995
VI.    NOTICES                                                   1016
A.     Notice of Corp Scheme Meeting                             1016
B.     Notice of plc Scheme Meeting                              1017

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

--------------------------------------------------------------------------------

                                IMPORTANT NOTICE

A.     INFORMATION

An explanation to assist you in determining if you are a Scheme Creditor, a Bondholder or another person with an interest in Bonds is set out in the section headed "Scheme Creditors and persons with interests in Bonds" on pages 8 to 11 of this document.

Nothing in this document or any other document issued with or appended to it should be relied on for any purpose other than to make a decision on the Schemes. In particular and without limitation, nothing in this document or any other document issued with or appended to it should be relied on in connection with the purchase of any shares, warrants, bonds, notes or assets of Corp or plc. This document has been prepared in connection with proposals in relation to schemes of arrangement pursuant to section 425 of the Act between Corp and the Corp Scheme Creditors and plc and the plc Scheme Creditors.

The information contained in this document concerning:

      (a)   Corp only has been prepared by Corp;

      (b)   plc only has been prepared by plc; and

      (c)   both Corp and plc has been prepared by Corp and plc;

and, in each case, that information has been prepared based upon information available to the relevant company. To the best of Corp's and plc's knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The financial statements have been prepared in accordance with UK GAAP. There may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions. Corp and plc have taken all reasonable steps to ensure that this document contains the information reasonably necessary to enable Scheme Creditors to make an informed decision about the effect of the relevant Schemes on them.

The members of the Informal Committee of Bondholders and the Co-ordination Committee agreed, at an early stage of the Restructuring discussions, to enter into confidentiality agreements which, inter alia, acknowledged that Corp and plc would supply the Informal Committee of Bondholders and the Co-ordination Committee with certain material non-public information which could potentially make them "insiders" within the meaning of section 52 of the Criminal Justice Act 1993 and for the purposes of laws governing the trading of securities in England and Wales and other jurisdictions. Corp and plc have been required by the members of the Informal Committee of Bondholders pursuant to their confidentiality agreements to make public in this document all insider information, material non-public information or information that is price sensitive which has been supplied to the members of the Informal Committee of Bondholders by Corp or plc. Corp and plc believe that they have performed this obligation and that the members of the Informal Committee of Bondholders have no insider information, material non-public information or information that is price sensitive which has been supplied to them by Corp or plc.

Certain information supplied to the Informal Committee of Bondholders and the Co-ordination Committee is not included in this document either because such information is of a commercially sensitive nature and public disclosure may affect Corp's, plc's or the Group's business or because such information was provided for illustrative purposes only, and in each case Corp and plc do not believe that the information is reasonably necessary to enable Scheme Creditors to make an informed decision on the Schemes nor, in the case of information supplied to the Informal Committee of Bondholders, do they believe such information is price sensitive.

None of Corp's and plc's financial and legal advisers, the Prospective Supervisors, the members of the Informal Committee of Bondholders and the Co-ordination Committee and their respective financial and legal advisers, the Eurobond Trustee and the Yankee Bond Trustee and their respective advisers, who engaged in discussions or consulted with Corp and plc and their advisers concerning the Restructuring and/or who assisted with the distribution of documentation relating to the Schemes, the submission of claims and/or the voting procedures in respect of the Schemes, has verified that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information and each of these persons expressly disclaims responsibility for such information.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

IMPORTANT NOTICE

--------------------------------------------------------------------------------

In accordance with normal practice, none of the Prospective Supervisors, the members of the Informal Committee of Bondholders and the Co-ordination Committee, the Eurobond Trustee and the Yankee Bond Trustee expresses any opinion as to the merits of the Schemes. Although the Prospective Supervisors have been involved in certain of the arrangements for formulating the Schemes, they make no recommendation as to how to vote in relation to the Schemes. The Prospective Supervisors, the members of the Informal Committee of Bondholders and the Co-ordination Committee, the Eurobond Trustee and the Yankee Bond Trustee recommend that Scheme Creditors who are in any doubt as to the impact on them of the Schemes (or either of them) seek their own financial, taxation and legal advice. The Prospective Supervisors, the members of the Informal Committee of Bondholders and the Co-ordination Committee, the Eurobond Trustee and the Yankee Bond Trustee express no opinion with respect to the effect of the Schemes on the rights or remedies afforded to Scheme Creditors under the US Trust Indenture Act of 1939 or otherwise.

Nothing contained in this document shall be deemed to be a forecast, projection or estimate of plc's, Corp's or the Group's future financial performance except where otherwise specifically stated.

This document contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the Group's (or any Affiliate's, including Corp's or plc's) future financial position, strategy, projected costs, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Corp and plc believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in part I, Section 2, Part F, Risk Factors or elsewhere in this document as well as: future revenues being lower than expected; increasing competitive pressures in the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected; and/or conditions in the securities markets being less favourable than expected.

In announcing the conclusion of the Heads of Terms in respect of the Restructuring on 29 August 2002, and an addendum to the Heads of Terms on 16 December 2002, the Group published certain financial projections with respect to the years ending 31 March 2004 to 31 March 2007. In announcing further information about the Restructuring on 18 March 2003, the Group published an illustrative financial analysis with respect to the year ending 31 March 2005. In the announcements the Group explained that the projections and analysis were prepared for internal purposes only and not with a view to public disclosure. In order to facilitate the Restructuring discussions, however, the Group furnished these projections and this analysis to representatives of the Syndicate Banks and members of the Informal Committee of Bondholders involved in the discussions. The projections and analysis were made public pursuant to the express terms of Corp's and plc's confidentiality agreements with the members of the Informal Committee of Bondholders. As indicated at the time of their publication, no reliance should be placed on these projections or this analysis and neither Corp nor plc will be publishing any updates in relation to them. No opinion is expressed as to the reasonableness of the assumptions on which the projections or analysis were prepared nor is any assurance given as to the occurrence, timing or extent of any market recovery. Accordingly, Corp and plc do not accept any responsibility for these projections or this analysis.

In this document, references to "sterling", "L", "pence" or "p" are to the lawful currency of the United Kingdom, references to "dollars", US dollars", "cents", "US$" or "$" are to the lawful currency of the United States and references to "euro", "Euro" or "E" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty of Rome establishing the European Union, as amended.

The summary of the principal provisions of the Schemes contained in this document is qualified in its entirety by reference to the Schemes themselves, the full texts of which are set out at parts II and III of this document. Each Scheme Creditor and each person with an interest in Bonds, is advised to read and consider carefully the texts of

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                                                                IMPORTANT NOTICE

--------------------------------------------------------------------------------

the Schemes themselves. This is because this document and, in particular, the Explanatory Statement have been prepared solely to assist Scheme Creditors in respect of voting on the Schemes.

Scheme Creditors and persons with interests in Bonds should not construe the contents of this document as legal, tax, financial or other advice, and should consult with their own professional advisers as to the matters described in this document.

B.     SECURITIES LAW CONSIDERATIONS

If the Corp Scheme becomes effective, New Shares and New Notes will be issued by Corp to the Escrow Trustee for distribution to Scheme Creditors, Designated Recipients and plc Shareholders, and Warrants will be issued by Corp to the Registrars for distribution to plc Shareholders, all in accordance with the Corp Scheme. If the plc Scheme also becomes effective, New Shares and New Notes which plc is entitled to receive by virtue of any of its Subsidiaries being a Scheme Creditor in the Corp Scheme are expected to form part of the plc Scheme Consideration which will be distributed to plc Scheme Creditors and Designated Recipients in accordance with the plc Scheme.

The distribution of this document, New Shares, New Notes or Warrants may be restricted by law in certain jurisdictions. No action has been taken by Corp or plc that would permit an offer or distribution of New Shares, New Notes or Warrants or possession or distribution of this document or any offer or publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and in certain other jurisdictions referred to in part I, Section 2, Part D.18. Scheme Creditors, persons with interests in Bonds, Designated Recipients and plc Shareholders are strongly advised to consult their professional advisers as to whether any laws or regulations which may be applicable to them may give rise to any liability or penalty, or require them to obtain any government or other consents or to pay any taxes or duties, as a result of the implementation of the Schemes. None of Corp, plc, the Escrow Trustee, the Distribution Agent, the Supervisors, Bondholder Communications, the Registrars, the Informal Committee of Bondholders, the Co-ordination Committee, their respective directors or any other parties involved in the Restructuring accept any responsibility for any liabilities (including but not limited to consequential liabilities) incurred by Scheme Creditors, Definitive Holders, Designated Recipients and other persons with interests in Bonds or plc Shareholders as a result of the implementation of the Schemes in respect of laws or regulations applicable to them (except that UK stamp duty or SDRT payable in connection with the issuance of ADRs will be met by Corp to the extent described herein).

Securities will not be distributed pursuant to the Schemes to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. To the extent that such a prohibition applies, securities that would otherwise have been distributed to any relevant person pursuant to the Schemes will be sold and the net cash proceeds of such sale (after deduction of all applicable expenses and currency conversion costs) paid to that person in sterling in full satisfaction of his rights in respect of such securities under the relevant Scheme (provided that if the securities are not listed on a securities exchange Scheme Creditors and Bondholders will be entitled to receive a sum in cash in sterling that is substantially equivalent in value to such securities). For further information, please see part I, Section 2, Part C.9.

Corp and plc have determined that no such legal or regulatory prohibitions currently apply in connection with the Schemes with respect to the laws of the United Kingdom and certain other jurisdictions identified in part I, Section 2, Part C.9, but that such prohibitions do apply with respect to the laws of certain "Restricted Jurisdictions" (namely France, Italy, Malaysia and the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont). In connection with these restrictions and in order to permit securities to be distributed to persons located in Restricted Jurisdictions, the Claim Form will require each person completing it (other than the Trustees), and the Account Holder Letter will require each relevant Account Holder, to confirm certain facts. Except as otherwise described herein, if the required confirmations are not given in the form requested in a Claim Form or Account Holder Letter, then New Shares and New Notes will not be distributed in respect of such Claim Form or Account Holder Letter, in which case the relevant person or persons will receive cash instead as described above.

Scheme Creditors, Definitive Holders, Designated Recipients and other persons with interests in Bonds -- in particular, those located in the Restricted Jurisdictions named above -- should carefully consider the provisions

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

IMPORTANT NOTICE

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of the Schemes with respect to legal and regulatory restrictions generally and the contents of the confirmations to be included in the Claim Form and Account Holder Letter as described in part I, Section 2, Part C.9. Information with respect to the categories of persons in certain Restricted Jurisdictions who may be eligible to receive securities pursuant to the Schemes in reliance on exemptions under applicable law is set out (with respect to persons located in France and Italy) in part I, Section 2, Part D.17 and (with respect to persons located in Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont) in part I, Section 2, Part D.16. Any persons who are in doubt as to how legal or regulatory restrictions may affect them in relation to the Schemes are strongly advised to consult their professional advisers.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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                  EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)(2)

    PERSONS WITH INTERESTS IN BONDS SHOULD OBSERVE ANY DEADLINES SET BY ANY
                           INSTITUTION OR SETTLEMENT
SYSTEM THROUGH WHICH THEY HOLD ANY BONDS TO ENSURE ANY VOTING INSTRUCTIONS GIVEN
             BY THEM ARE ACTED UPON AT THE RELEVANT SCHEME MEETING

ITEM                                                          DEADLINE
----                                                          --------
Record Date(3)                                                5.00 p.m. on 27 March 2003
Date of publication of the Prospectus                         31 March 2003
Latest time and date for delivery of Claim Forms to KPMG      5.00 p.m. on 17 April 2003
in order for Scheme Creditors to participate in the First
Initial Distribution of Scheme Consideration(4)
Latest time and date for delivery of Account Holder           5.00 p.m. (New York City time) on
Letters to Bondholder Communications in order for             17 April 2003
Designated Recipients to participate in the First Initial
Distribution of Scheme Consideration and latest
recommended time and date for such delivery in order for
Definitive Holders to vote at the Scheme Meetings(5)(6)
Latest recommended time and date by which KPMG should         5.00 p.m. on 17 April 2003
receive Forms of Proxy for voting at the Scheme
Meetings(7)
Last time and date by which KPMG should receive Forms of      12 noon on 24 April 2003
Proxy for voting at the Scheme Meetings(7)
Date of exchange of global Eurobonds for individual global    on or before 24 April 2003
Eurobonds(8)
Date of exchange of global Yankee Bonds for definitive        on or before 24 April 2003
registered Yankee Bonds(8)
Release Date(9)                                               24 April 2003
Meeting of Corp Scheme Creditors(10)                          10.00 a.m. on 25 April 2003
Meeting of plc Scheme Creditors(10)                           10.15 a.m. on 25 April 2003
Latest time and date for approval by the Prospective          8.00 a.m. on 12 May 2003
Supervisors of Scheme Claims in order for Scheme Creditors
or Designated Recipients in respect of those Scheme Claims
to participate in the First Initial Distribution of Scheme
Consideration(15)(16)
Court hearing to sanction the Schemes(11)                     12 to 13 May 2003
US Bankruptcy Court hearing for Section 304 US Bankruptcy     14 May 2003
Code permanent injunction orders(12)
Last day of dealing in shares in plc                          16 May 2003
Latest time and date for Scheme Creditors to propose          5.00 p.m. on 16 May 2003
themselves to act as members of the Creditors'
Committee(13)
Effective Date of the Schemes                                 19 May 2003
Listing of New Shares, New Notes and Warrants(14)             8.00 a.m. on 19 May 2003
First Initial Distribution of Corp Scheme                     19 May 2003
Consideration(15)
First Initial Distribution of plc Scheme Consideration(16)    19 May 2003
Court hearing to sanction the Capital Reduction(17)           21 May 2003
Date on which the Capital Reduction becomes effective(17)     22 May 2003

Notes:

(1) All references to time in this timetable are to London time unless otherwise stated.

(2) The dates in this timetable and mentioned throughout this document assume that neither of the Scheme Meetings is adjourned. It is therefore not possible to be specific about these dates. It is also possible that the drawing up of the order

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

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      or orders of the Court sanctioning one or both of the Schemes may be delayed if any person appeals the relevant order or orders.

(3) All Scheme Claims are determined as at the Record Date. The Supervisors will be entitled to exercise discretion as to whether they recognise any assignment or transfer of Scheme Claims after the Record Date. Bonds may continue to be traded after the Record Date until the date on which they are blocked in the clearing systems.

(4) A brief description of the claim against the relevant Scheme Company and other information must be provided in the Claim Form in respect of each Scheme Claim. Claim Forms are to be submitted to KPMG (Philip Wallace and Richard Heis, both partners in KPMG, are the Prospective Supervisors of both Schemes). Scheme Consideration will be distributed to Admitted Scheme Creditors by the Distribution Agent acting upon instructions received from the Escrow Trustee and the Supervisors. Scheme Creditors are urged to return their Claim Forms as soon as possible to allow as long as possible for them to be processed and checked by KPMG, thereby increasing the likelihood of Scheme Claims being Admitted (if appropriate) in time for Scheme Creditors to participate in the First Initial Distribution. KPMG will acknowledge receipt of each Claim Form received. Scheme Creditors requiring any assistance in completing Claim Forms should contact the HELPLINE on +44(0) 20 7694 3007.

(5) No Scheme Consideration will be distributed by the Distribution Agent in relation to the Bonds except to Designated Recipients in respect of the relevant Scheme Claim identified in duly completed Account Holder Letters. Provided that the relevant Trustee has submitted a Claim Form which has been Admitted in time for the First Initial Distribution of Scheme Consideration to be made to Designated Recipients, for a Designated Recipient to receive the First Initial Distribution a copy of a duly completed Account Holder Letter relating to that Designated Recipient must be delivered in accordance with the instructions set out in Appendix 28 and must be received by Bondholder Communications by 5.00 p.m. (New York City time) on 17 April 2003. Holders of Eurobonds will receive the cash forming part of the First Initial Distribution whether or not an Account Holder Letter has been delivered by this date.

(6) Each Definitive Holder identified in a duly completed Account Holder Letter is entitled to vote at the Scheme Meetings. The procedures in this respect are described in detail in Appendix 28.

(7) KPMG will acknowledge receipt of each Form of Proxy received. Scheme Creditors (other than Definitive Holders, to whom this note is not applicable) requiring any assistance completing Forms of Proxy should contact the HELPLINE on +44(0) 20 7694 3007. Forms of Proxy may be handed in at the registration desk for the Scheme Meetings no later than one hour before the scheduled time of the relevant Scheme Meeting. Thereafter, Forms of Proxy may be handed to the chairman of the relevant Scheme Meeting at that meeting. All Scheme Creditors are recommended to return the relevant Form of Proxy on or before 5.00 p.m. on 17 April 2003 to minimise administrative delays. The latest time and date by which KPMG should receive Forms of Proxy is 12 noon on 24 April 2003. Faxed Forms of Proxy are acceptable if faxed to +44 (0)20 7694 3011. Faxes should be marked for the attention of Philip Wallace and Richard Heis. Scheme Creditors whose claims have been admitted and valued as described in note
      (10) below are entitled to attend and vote at the Scheme Meetings in person even if they have previously submitted a Form of Proxy.

(8) The exchanges of Bonds are expected to be made shortly before the release of the interim security.

(9) This is the date on which it is expected that the interim security (described in part I, Section 2, Part D.1) will be released.

(10) The Corp Scheme Meeting will commence at the time stated and the plc Scheme Meeting will commence at the later of the time stated and the conclusion or adjournment of the Corp Scheme Meeting. The chairman of the relevant Scheme Meeting will admit and value claims of Scheme Creditors (including Definitive Holders) only for the purpose of voting at that Scheme Meeting and not for the purposes of determining whether a Scheme Claim should be Admitted. More detail concerning valuation of claims for the purposes of voting, admission of claims for the purposes of Scheme Meetings, and disputes as to such valuation or admission, is set out in paragraphs 15 to 17 of Appendix 27 and paragraphs 52 and 54 of Appendix 28. Only those Scheme Creditors whose claims have been so admitted and valued by the chairman of the relevant Scheme Meeting can vote at that Scheme Meeting. If, for this purpose only, a claim is rejected or reduced, the chairman will inform the relevant creditor of such rejection or reduction and report all such rejections or reductions of claims (with reasons therefor) to the Court at the hearing to sanction the relevant Scheme.

(11) The Court will be requested to hear the petitions to sanction the Schemes together at a single hearing if both Schemes are approved by the relevant Scheme Creditors. The date for that hearing has not yet been settled, although it is expected to take place on or about 12 to 13 May 2003. If this date changes, the dates of all subsequent steps, including the Effective Date, will be affected. In this event, the date of the hearing will be published in The Times and the international editions of the Wall Street Journal, the Financial Times and the International Herald Tribune and also announced at each of the Scheme Meetings, to the extent then known.

(12) The date of the US Bankruptcy Court hearing has not yet been determined.

(13) If a Scheme Creditor (including a Definitive Holder) wishes to propose itself to act as a member of the Creditors' Committee, it should ensure that the appropriate box on its Claim Form or Account Holder Letter is ticked. On the Effective Date, the Supervisors will, to the extent possible, appoint up to seven members of the Creditors' Committee

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                                          EXPECTED TIMETABLE OF PRINCIPAL EVENTS

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     selected from those Scheme Creditors and Definitive Holders who have proposed themselves to act, representing a proper balance of the interests of Scheme Creditors as a whole. If fewer than three Scheme Creditors and Definitive Holders propose themselves to act as members of the Creditors' Committee, then on and from the Effective Date the Creditors' Committee will consist of as many members as have proposed themselves to act. In accordance with the terms of the Scheme those members, if any, will endeavour to fill the vacancy/vacancies to ensure that the Creditors' Committee has a minimum of three members within 28 days of the Effective Date. If those members do not succeed in appointing the necessary number of further members of the Creditors' Committee, resulting in a Creditors' Committee consisting of fewer than three members within 28 days of the Effective Date, the Supervisors will thereafter use reasonable endeavours to appoint the necessary number of further members within the following 14 days as interim committee members to serve on the Creditors' Committee until the necessary number of further permanent members are appointed.

(14) Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the New Shares deliverable pursuant to the Schemes delivered in the form of ADRs. Corp will apply to list the ADRs on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003. For further information, see part I,
     Section 2, Parts C.2 and D.15.

(15) To receive Corp Scheme Consideration by way of the First Initial Distribution, a Corp Scheme Creditor's Scheme Claim must be approved by the Prospective Supervisors on or prior to 8.00 a.m. on the first day of the Court sanction hearing and the Claim Form in respect of that Scheme Claim must have been duly submitted by 5.00 p.m. on 17 April 2003. Corp Scheme Creditors are encouraged to return their Claim Forms as soon as possible, to allow as many Claim Forms as possible to be processed by KPMG in advance of 8.00 a.m. on the first day of the Court sanction hearing. This will allow as many Scheme Claims as possible, where appropriate, to be Admitted on the Effective Date and listed in the First Initial Distribution Notice pursuant to the terms of the Corp Scheme. Account Holders are encouraged to obtain whatever information or instructions they may require from Bondholders in sufficient time to enable them to return Account Holder Letters to Bondholder Communications as soon as possible and in any event prior to 5.00 p.m. (New York City time) on 17 April 2003.

(16) To receive plc Scheme Consideration by way of the First Initial Distribution, a plc Scheme Creditor's Scheme Claim must be approved by the Prospective Supervisors on or prior to 8.00 a.m. on the first day of the Court sanction hearing and the Claim Form in respect of that Scheme Claim must have been duly submitted by 5.00 p.m. on 17 April 2003. plc Scheme Creditors are encouraged to return their Claim Forms as soon as possible, to allow as many Claim Forms as possible to be processed by KPMG in advance of 8.00 a.m. on the first day of the Court sanction hearing. This will allow as many Scheme Claims as possible, where appropriate, to be Admitted on the Effective Date and listed in the First Initial Distribution Notice pursuant to the terms of the plc Scheme. Account Holders are encouraged to obtain whatever information or instructions they may require from Bondholders in sufficient time to enable them to return Account Holder Letters to Bondholder Communications as soon as possible and in any event prior to 5.00 p.m. (New York City time) on 17 April 2003.

(17) The Corp Capital Reduction (as more fully described in part I, Section 2, Part D.9) requires the sanction of the Court and the Court order confirming the Capital Reduction to be filed with the Registrar of Companies and registered by him. It is anticipated that these steps will take place on the dates indicated.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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              SCHEME CREDITORS AND PERSONS WITH INTERESTS IN BONDS

INTRODUCTION

1. For the purposes of this document, Scheme Creditors under the Corp and plc Schemes include bank creditors and certain other creditors of Corp and plc, respectively, at the Record Date (being 5.00 p.m. (London time) on 27 March 2003). Special provisions apply to the Yankee Bonds and Eurobonds as described below. A list of the Known Creditors of the Corp Scheme is set out in Schedule 3 to the Corp Scheme in part II of this document and a list of the Known Creditors of the plc Scheme is set out in Schedule 3 to the plc Scheme in part III of this document.

YANKEE BONDS

2.     The following Bonds issued by Corp and guaranteed by plc are Yankee
       Bonds:

      US$900,000,000 7 3/4 per cent. Bonds due 2010; and

      US$900,000,000 8 3/8 per cent. Bonds due 2030.

      The Yankee Bond Trustee and Book-Entry Depositary for both Yankee Bond issues is The Bank of New York.

3. For so long as each series of the Yankee Bonds remains in global form, The Bank of New York, as the bearer of the respective global Yankee Bonds, will be the Corp Scheme Creditor in respect of such Bonds. The Bank of New York, as Yankee Bond Trustee, is also a Corp Scheme Creditor in accordance with the terms of the Indenture. In these circumstances, none of the Account Holders, Intermediaries or Bondholders will be Corp Scheme Creditors and thus none of them will be entitled to attend or vote at the Corp Scheme Meeting. The Indenture permits the exchange of the global Yankee Bonds for definitive registered Yankee Bonds at Corp's discretion. At the request of certain creditors, Corp has agreed to exchange the global Yankee Bonds for definitive Yankee Bonds with a view to ensuring that Definitive Holders (being, in the case of the Yankee Bonds, the persons in whose names the Yankee Bonds in definitive form will be registered) can attend and vote in respect of such Bonds at the Corp Scheme Meeting.

4. The Bank of New York, as Yankee Bond Trustee, is also a plc Scheme Creditor by virtue of the guarantee given in its favour in the Indenture. At the request of certain creditors of plc, plc has agreed to extend the benefit of its guarantee of the Yankee Bonds to the Definitive Holders of Yankee Bonds with a view to ensuring that they can attend and vote at the plc Scheme Meeting in respect of such Bonds.

5. Under the Indenture, The Bank of New York, as the Yankee Bond Trustee, is entitled to, and will, file a Claim Form under each Scheme in respect of all of the Yankee Bonds. As a result, holders of Yankee Bonds should not file Claim Forms (except in respect of any non-Bond debt which is owed to such Bondholders by Corp or plc), but Account Holders who hold Yankee Bonds will need to file Account Holder Letters as described in paragraph 16 below in order for the nominated Definitive Holders to vote at the Scheme Meetings and the nominated Designated Recipients to receive Scheme Consideration in respect of each Scheme.

6. The procedures for filing a Claim Form, delivering an Account Holder Letter and attending and/or giving voting instructions in relation to the Scheme Meetings in relation to the Yankee Bonds are described in more detail in paragraph 16 below and in Appendix 28.

EUROBONDS

7.     The following Bonds issued by Corp and guaranteed by plc are Eurobonds:

      E500,000,000 5.625 per cent. Bonds due 2005; and

      E1,000,000,000 6.375 per cent. Bonds due 2010.

      The Eurobond Trustee for both Eurobond issues is The Law Debenture Trust Corporation p.l.c.

8. The Eurobond Trustee is a Corp Scheme Creditor in accordance with the terms of the Trust Deeds. For so long as each series of the Eurobonds remains in permanent global form, the common depositary for Euroclear and Clearstream, Luxembourg, as the bearer of the respective permanent global Eurobonds, will

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                            SCHEME CREDITORS AND PERSONS WITH INTERESTS IN BONDS

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       also be a Corp Scheme Creditor in respect of such Bonds. In these circumstances, none of the Account Holders, Intermediaries or Bondholders will be Corp Scheme Creditors and thus none of them will be entitled to attend or vote at the Corp Scheme Meeting. The terms of the existing permanent global Eurobonds do not permit their exchange for Eurobonds in definitive bearer form unless and until an event of default under the conditions of the Eurobonds or certain other limited events have occurred. However, at the request of certain creditors, Corp has agreed to exchange the permanent global Eurobonds for individual global Eurobonds with a view to ensuring that Definitive Holders (being, in the case of the Eurobonds, those persons who are bearers by attornment of the individual global Eurobonds) can attend and vote at the Corp Scheme Meeting in respect of such Bonds. Further details of the attornment process and the individual global Eurobonds are set out in paragraph 22 of Appendix 28. Corp has requested the Eurobond Trustee to agree that the terms of the global Eurobonds should be amended to permit the issuance of individual global Eurobonds at the discretion of Corp and the Eurobond Trustee has agreed to this request. Corp and the Eurobond Trustee have agreed the necessary amendments to the terms of the Trust Deeds to allow for the issue of individual global Eurobonds.

9. The Eurobond Trustee is also a plc Scheme Creditor by virtue of the guarantee given in its favour in the Trust Deeds. At the request of certain creditors of plc, plc has agreed to extend the benefit of its guarantee of the Eurobonds to the Definitive Holders of Eurobonds with a view to ensuring that they can attend and vote at the plc Scheme Meeting in respect of such Bonds.

10. The Eurobond Trustee, in its capacities as a Corp Scheme Creditor and a plc Scheme Creditor, is entitled to, and will, file a Claim Form under each Scheme in respect of all of the Eurobonds. As a result, holders of Eurobonds should not file Claim Forms (except in respect of any non-Bond debt which is owed to such Bondholders by Corp or plc) but Account Holders who hold Eurobonds will need to file Account Holder Letters as described in paragraph 17 below in order for the nominated Definitive Holders to vote at the Scheme Meetings and the nominated Designated Recipients to receive Scheme Consideration in respect of each Scheme.

11. The procedures for filing a Claim Form, delivering an Account Holder Letter and attending and/or giving voting instructions in relation to the Scheme Meetings in relation to the Eurobonds are described in more detail in paragraph 17 below and in Appendix 28.

SCHEME CREDITORS

12. You are a Scheme Creditor if you have a Scheme Claim. For the purposes of this document, Corp Scheme Creditors include the Eurobond Trustee (in respect of the Eurobonds) and The Bank of New York (in respect of the Yankee Bonds), but do not include Bondholders (unless and until they become Definitive Holders), Account Holders or Intermediaries. In addition, plc Scheme Creditors include the Yankee Bond Trustee and the Eurobond Trustee but do not include Bondholders (unless and until they become Definitive Holders), Account Holders or Intermediaries.

13. The term "SCHEME CREDITOR" is used in this document in a number of different contexts and, in each context, has a different meaning in so far as the Bonds are concerned. In relation to the Bonds:

      - in the context of submitting Scheme Claims (and therefore completing Claim Forms) under both Schemes, the term "SCHEME CREDITOR" means only the Eurobond Trustee and the Yankee Bond Trustee; and

      - in the context of voting at Scheme Meetings and the right to attend Scheme Meetings and to be nominated to the Creditors' Committee under both Schemes, the term "SCHEME CREDITOR" means only the Definitive Holders.

      In the context of entitlement to receive Scheme Consideration under both Schemes, the term "SCHEME CREDITOR" is only used to mean those persons who have submitted a Scheme Claim which has been Admitted. Each Trustee is expected to submit a Scheme Claim and each such Scheme Claim is expected to be Admitted. However, as each Trustee will, in the Escrow and Distribution Agreement, direct that any Scheme Consideration to which it becomes entitled shall be distributed to Designated Recipients, in this

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SCHEME CREDITORS AND PERSONS WITH INTERESTS IN BONDS

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      context reference is generally made to Scheme Consideration being distributed to Scheme Creditors (other than the Trustees) and to Designated Recipients.

PERSONS WITH INTERESTS IN BONDS

14. Persons with interests in Bonds include Account Holders, Intermediaries, Bondholders, Definitive Holders and Designated Recipients. The common depositary for Euroclear and Clearstream, Luxembourg has an interest in the Eurobonds by virtue of being the bearer of the global Eurobonds and The Bank of New York, in its capacity as Book-Entry Depositary, has an interest in the Yankee Bonds by virtue of being the holder of the global Yankee Bonds, in each case for so long as the Eurobonds or the Yankee Bonds, as the case may be, are represented by one or more global Eurobonds or global Yankee Bonds, respectively. You are:

      - an Account Holder if you are recorded directly in the books of Euroclear or Clearstream, Luxembourg as holding an interest in Eurobonds or Yankee Bonds or in the books of Euroclear, Clearstream, Luxembourg or DTC as holding an interest in Yankee Bonds, in each case in an account with the relevant clearing system;

      - an Intermediary if you hold an interest in Eurobonds or Yankee Bonds on behalf of another person or persons and you do not hold that interest as an Account Holder;

      - a Bondholder if you have the ultimate economic interest in the relevant Bonds;

      - a Definitive Holder if you are the registered holder of a Yankee Bond in definitive form or the bearer by attornment of an individual global Eurobond; and

      - a Designated Recipient if you are specified in an Account Holder Letter as being the recipient of cash and/or New Notes and/or New Shares in any distribution of Scheme Consideration in respect of a particular principal amount of Bonds. For the avoidance of doubt, a Bondholder may be the same person as the Designated Recipient and/or Definitive Holder of the Bonds relating to that Account Holder Letter.

15. IF YOU ARE A PERSON WITH AN INTEREST IN BONDS YOU SHOULD READ THIS DOCUMENT CAREFULLY AND TAKE THE APPROPRIATE ACTION DESCRIBED IN APPENDIX 28 IN ORDER FOR VOTING INSTRUCTIONS IN RELATION TO THE SCHEME MEETINGS TO BE GIVEN AND FOR DETAILS FOR THE PURPOSE OF RECEIVING SCHEME CONSIDERATION TO BE REGISTERED.

16.    PERSONS WITH INTERESTS IN YANKEE BONDS SHOULD NOTE THAT:

         a. no Claim Form is required to be submitted by them as this will be done on their behalf by the Yankee Bond Trustee;

         b. Account Holders with interests in Yankee Bonds are recommended to deliver to Bondholder Communications (preferably on-line through www.bondcom.com/marconi) duly completed Account Holder Letters (in the form set out as the Annex to Appendix 28) on or before
               5.00 p.m. (New York City time) on 17 April 2003 and, in order for this to be achieved, blocking instructions must be given by no later than 5.00 p.m. (in the place of the relevant clearing system) on the day before the Account Holder Letter is delivered to Bondholder Communications;

         c. delivery of a duly completed Account Holder Letter by the time and date specified in b. above will entitle Definitive Holders of Yankee Bonds to attend and/or vote at the Scheme Meetings and the Designated Recipients named in the applicable Account Holder Letter to receive the First Initial Distribution of Corp and plc Scheme Consideration and further distributions of Corp and plc Scheme Consideration (if any);

         d. failure to deliver an Account Holder Letter to Bondholder Communications by the time and date specified in b. above will not preclude the relevant Definitive Holder from voting at the Scheme Meetings provided that the Definitive Holder or his proxy can establish his entitlement

                           I.  EXPLANATORY STATEMENT
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                            SCHEME CREDITORS AND PERSONS WITH INTERESTS IN BONDS

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               by producing a copy of the duly completed Account Holder Letter or form of proxy, as the case may be;

         e. Definitive Holders of Yankee Bonds who wish to attend and vote in person at the Scheme Meetings must ensure that this is specified in the applicable Account Holder Letter. Definitive Holders of Yankee Bonds who wish only to have their vote recorded at the Scheme Meetings must ensure that authority is given to Bondholder Communications in the Account Holder Letter for the appointment of a proxy to vote on their behalf at the Scheme Meetings; and

         f. Account Holders who hold Yankee Bonds with ISIN US566306AA41 or ISIN US566306AB24 have received on 17 March 2003 an amount for distribution to Bondholders in respect of such Yankee Bonds representing interest accrued from and including 15 September 2002 to but excluding 15 October 2002 from the Yankee Bond Trustee which has been holding such amount on trust for the Bondholders of such Yankee Bonds. Amounts representing interest accrued to 15 October 2002 were paid to all other financial creditors of Corp on or about that date.

17.    PERSONS WITH INTERESTS IN EUROBONDS SHOULD NOTE THAT:

         a. no Claim Form is required to be submitted by them as this will be done on their behalf by the Eurobond Trustee;

         b. Account Holders with interests in Eurobonds are recommended to deliver to Bondholder Communications duly completed Account Holder Letters (in the form set out in the Annex to Appendix 28) on or before 5.00 p.m. (New York City time) on 17 April 2003 and, in order for this to be achieved, blocking instructions must be given by no later than 5.00 p.m. (in the place of the relevant clearing system) on the day before the Account Holder Letter is delivered to Bondholder Communications;

         c. delivery of a duly completed Account Holder Letter by the time and date specified in b. above will entitle Definitive Holders of Eurobonds to attend and/or vote at the Scheme Meetings and the Designated Recipients named in the applicable Account Holder Letter to receive the First Initial Distribution of Corp and plc Scheme Consideration and further distributions of Corp and plc Scheme Consideration (if any). Account Holders will receive the cash forming part of the First Initial Distribution whether or not an Account Holder Letter is delivered;

         d. failure to deliver an Account Holder Letter to Bondholder Communications by the time and date specified in b. above will not preclude the relevant Definitive Holder from voting at the Scheme Meetings provided that the Definitive Holder or his proxy can establish his entitlement by producing a copy of the duly completed Account Holder Letter or form of proxy, as the case may be; and

         e. Definitive Holders of Eurobonds who wish to attend and vote in person at the Scheme Meetings must ensure that this is specified in the applicable Account Holder Letter. Definitive Holders of Eurobonds who wish only to have their vote recorded at the Scheme Meetings must ensure that authority is given to Bondholder Communications in the Account Holder Letter for the appointment of a proxy to vote on their behalf at the Scheme Meetings.

GENERAL

18. IF YOU ARE A SCHEME CREDITOR, PLEASE READ THIS DOCUMENT CAREFULLY AND TAKE THE APPROPRIATE ACTION DESCRIBED IN APPENDIX 27. IF YOU ARE A PERSON WITH AN INTEREST IN BONDS, YOU SHOULD ALSO READ THIS DOCUMENT CAREFULLY AND BONDHOLDERS SHOULD CONTACT THEIR ACCOUNT HOLDERS (THROUGH ANY INTERMEDIARIES, IF APPROPRIATE) TO ENSURE THEY TAKE THE APPROPRIATE ACTION AS DESCRIBED IN APPENDIX 28.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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                         DEFINITIONS AND INTERPRETATION

In this document, each Claim Form, each Account Holder Letter and each Form of Proxy, unless the context otherwise requires or otherwise expressly provides:

      a. words and expressions defined in part V on pages 995 to 1009 shall have the same meaning when used elsewhere in this document (other than in the Schemes set out in parts II and III of this document and the Schedules to them, the Escrow and Distribution Agreement set out in Appendix 7, the summary of the terms of the New Senior Notes and the New Junior Notes set out in Appendix 8, the security and intercreditor arrangements set out in Appendix 10 and the conditions of the Warrants set out in Appendix 12) and derivative terms shall be construed accordingly;

      b. references to Sections and Parts are references to the Sections and Parts of the Explanatory Statement as set out in part I of this document and references to Appendices are to the Appendices to the Explanatory Statement as set out in part IV of this document;

      c. references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

      d. references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

      e. the singular includes the plural and vice versa and words importing one gender shall include all genders; and

      f. headings to parts, Sections, Parts and Appendices are for ease of reference only and shall not affect the interpretation of this document.

The term "SCHEME CREDITOR" is used in this document in a number of different contexts and, in each context, has a different meaning in so far as the Bonds are concerned. In relation to the Bonds:

      a. in the context of submitting Scheme Claims under both Schemes, the term "SCHEME CREDITOR" means the Eurobond Trustee and the Yankee Bond Trustee; and

      b. in the context of voting at Scheme Meetings and the right to attend Creditors' Meetings and to be nominated to the Creditors' Committee under both Schemes, the term "SCHEME CREDITOR" means the Definitive Holders.

In the context of entitlement to receive Scheme Consideration under both Schemes, the term "SCHEME CREDITOR" is only used to mean those persons who have submitted a Scheme Claim which has been Admitted. Each Trustee is expected to submit a Scheme Claim and each such Scheme Claim is expected to be Admitted. However, as each Trustee will, in the Escrow and Distribution Agreement, direct that any Scheme Consideration to which it becomes entitled shall be distributed to Designated Recipients, in this context reference is generally made to Scheme Consideration being distributed to Scheme Creditors (other than the Trustees) and to Designated Recipients.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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                         SUMMARY OF ACTION TO BE TAKEN

Scheme Creditors to whom Corp and/or plc owes a Liability at the Record Date (other than those Liabilities defined in the relevant Schemes as Excluded Claims) are referred to Appendix 27 for more detailed instructions as to the action to be taken by them. Persons with interests in Bonds are referred to Appendix 28 for more detailed instructions as to the action to be taken by them.

SCHEME CREDITORS

Persons who are Scheme Creditors solely by virtue of having an interest in Bonds need not read paragraphs 1 to 3 below and should instead refer to paragraphs 4 to 7 below.

1.     SCHEME MEETINGS

Before the Schemes can become effective and binding on the Scheme Companies and their respective Scheme Creditors, resolutions to approve them must be passed by the statutory majority required by section 425 of the Act. This statutory majority is a majority in number representing three-fourths in value of the Scheme Claims of Scheme Creditors of Corp or, as the case may be, plc who, being so entitled, are present in person (or, if a corporation, by a duly authorised representative) or by proxy and vote at the relevant Scheme Meeting. THE SCHEME MEETINGS HAVE BEEN ORDERED TO BE SUMMONED BY THE COURT TO TAKE PLACE ON 25 APRIL 2003 WITH THE FIRST MEETING COMMENCING AT 10.00 A.M. AT THE INSTITUTE OF CIVIL ENGINEERS, 1 GREAT GEORGE STREET, LONDON SW1. Formal notices of the Scheme Meetings are enclosed with this document. Each Scheme Creditor or his proxy who wishes to attend the relevant Scheme Meeting in person will be required to register his attendance by presenting himself, together with the duplicate copy of his Form of Proxy, where possible, at the registration desk prior to the commencement of the relevant Scheme Meeting. Forms of Proxy should be received by the Prospective Supervisors by 12 noon (London time) on 24 April 2003. However, a Scheme Creditor who wishes to attend the relevant Scheme Meeting in person is encouraged to complete section B(ii) in the relevant Form of Proxy and either return it to the Prospective Supervisors prior to 5.00 p.m. (London time) on 17 April 2003. Forms of Proxy can also be brought along in person to the relevant Scheme Meeting and handed in at the registration desk no later than one hour before the scheduled time for the relevant Scheme Meeting. Thereafter a Scheme Creditor may lodge completed Forms of Proxy with the chairman of the relevant Scheme Meeting at that Scheme Meeting. A Scheme Creditor who attends a Scheme Meeting in person (but has not provided a Form of Proxy) will also need to provide evidence of his personal identity (for example, passport or other picture identification) and an individual attending on behalf of a body corporate should provide evidence of his authorisation to represent that body corporate (for example a valid power of attorney and/or board minutes). Admittance of a Scheme Creditor (or his proxy) to the relevant Scheme Meeting will be permitted on production by the Scheme Creditor (or his proxy) of the duplicate copy of his Form of Proxy. Where the duplicate copy of the relevant Form of Proxy is not produced, admittance to the relevant Scheme Meeting will be permitted to a Scheme Creditor or his proxy on the production of proof of personal identity (for example, passport or other picture identification). Please see Appendix 27 for more information in this regard.

2.     COMPLETION OF FORMS OF PROXY AND CLAIM FORMS

Enclosed with this document are Form(s) of Proxy and Claim Form(s). The Forms of Proxy and Claim Forms are printed on the colours of paper indicated below:

Form of Proxy for Corp Scheme Creditors....................  yellow;
Form of Proxy for plc Scheme Creditors.....................  green;
Claim Form for Corp Scheme Creditors.......................  blue; and
Claim Form for plc Scheme Creditors........................  pink.

Each Scheme Creditor or its duly authorised representative (as the case may be) should complete the relevant Form(s) of Proxy and Claim Form(s) in accordance with the instructions printed on them. The forms of the Forms of Proxy and Claim Forms (together with guidance as to their completion) are set out in Appendices 29 and 30 respectively. Scheme Creditors are encouraged to complete and return a Form of Proxy whether or not they intend to be present at the relevant Scheme Meeting in case, for any reason, that Scheme Creditor is unable to attend that meeting.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SUMMARY OF ACTION TO BE TAKEN

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3.     RETURN OF FORMS OF PROXY AND CLAIM FORMS

DULY COMPLETED CLAIM FORMS SHOULD BE RETURNED BY SCHEME CREDITORS TO KPMG LLP, 8 SALISBURY SQUARE, LONDON EC4Y 8BB, ENGLAND, FOR THE ATTENTION OF PHILIP WALLACE, AS SOON AS POSSIBLE. COMPLETED CLAIM FORMS MUST BE RETURNED BY 5.00 P.M. (LONDON
TIME) ON 17 APRIL 2003 AND SCHEME CLAIMS WILL NEED TO BE APPROVED BY THE PROSPECTIVE SUPERVISORS BY 8.00 A.M. (LONDON TIME) ON THE FIRST DAY OF THE COURT SANCTION HEARING (WHICH IS ANTICIPATED TO BE 12 MAY 2003) IN ORDER FOR SCHEME CREDITORS TO PARTICIPATE IN THE FIRST INITIAL DISTRIBUTION IN ACCORDANCE WITH THE TERMS OF THE RELEVANT SCHEME. IT IS ANTICIPATED THAT THE FIRST INITIAL DISTRIBUTION, IN THE CASE OF THE CORP SCHEME AND THE PLC SCHEME, WILL OCCUR ON THE EFFECTIVE DATE.

Duly completed Forms of Proxy should be returned by Scheme Creditors to KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, England, for the attention of Philip Wallace, as soon as possible. The last time and date for this is 12 noon (London time) on 24 April 2003 (although it is recommended that they be received by 5.00 p.m. (London time) on 17 April 2003). After this time and date completed Forms of Proxy may be presented to the registration desk at the relevant Scheme Meeting up to one hour before the scheduled time of the relevant Scheme Meeting. Thereafter Scheme Creditors may lodge completed Forms of Proxy with the chairman of the relevant Scheme Meeting at that Scheme Meeting.

PERSONS WITH INTERESTS IN BONDS

Scheme Creditors who are not also persons with interests in Bonds need not read paragraphs 4 to 7 below and should instead refer only to paragraphs 1 to 3 above.

4.     BONDHOLDERS

Bondholders should immediately contact their Account Holders (through any Intermediaries, if appropriate) to ensure that an Account Holder Letter is submitted in respect of the Bonds to which they are entitled. It is important that Account Holder Letters are submitted before 5.00 p.m. (New York City time) on 17 April 2003 and accordingly Bondholders should ensure that their Account Holders have all necessary information to enable them to meet this recommended deadline well before it occurs. Each Bondholder will need to identify a person as the Definitive Holder and one or more persons as Designated Recipient(s) in respect of the Bonds to which it is entitled. It is expected that in most cases the Bondholder will also be the Definitive Holder and Designated Recipient. Each Bondholder will also need to give his Account Holder instructions as to voting and the delivery of Scheme Consideration and will need to confirm certain matters in relation to applicable securities law, all as described in detail in Appendix 28.

5.     ACCOUNT HOLDERS

Duly completed Account Holder Letters should be delivered by each Account Holder to Bondholder Communications on line through www.bondcom.com/marconi, by post or personal delivery to Bondholder Communications at 30 Broad Street, 46th Floor, New York, N.Y. 10004, USA, attention Donna Martini, or to Bondholder Communications at 64 Queen Street, 3rd Floor, London EC4R 1AD, attention Donna Martini or by facsimile (Fax No: +1 212 422 0790 or + 44 207 236 0779, attention Donna Martini), as soon as possible. Duly completed Account Holder Letters must be delivered at or before 5.00 p.m. (New York City time) on 17 April 2003 in order for the Designated Recipients named in them to receive the First Initial Distribution of Scheme Consideration in the Corp and plc Schemes. Notwithstanding the foregoing, any cash forming part of the First Initial Distribution will be paid to Bondholders in respect of Eurobonds through Euroclear and Clearstream, Luxembourg regardless of whether an Account Holder Letter has been delivered or not. Duly completed Account Holder Letters delivered after 5.00 p.m. (New York City time) on 17 April 2003 will entitle the Designated Recipients to receipt of the Scheme Consideration in the Initial Distribution (excluding any cash already paid to them through Euroclear or Clearstream, Luxembourg) on the later of (1) as soon as is reasonably practicable following the date that the Account Holder Letter is delivered to Bondholder Communications and (2) the date of the First Initial Distribution. Please see Appendix 28 for more information in this regard.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                                                   SUMMARY OF ACTION TO BE TAKEN

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6.     SCHEME MEETINGS

Definitive Holders are Scheme Creditors and therefore are entitled to vote at the Scheme Meetings. Definitive Holders who wish to attend and/or vote at the Scheme Meetings in person or by proxy must ensure that this is specified in the Account Holder Letter delivered by their Account Holder. Account Holders are recommended to deliver their Account Holder Letters to Bondholder Communications by 5.00 p.m. (New York City time) on 17 April 2003 in order to ensure that the Definitive Holder or his proxy can attend and vote at the Scheme Meetings. Delivery of Account Holder Letters after this time and date will not preclude the relevant Definitive Holder from voting at the Scheme Meetings provided that the Definitive Holder or his proxy can establish his entitlement in the manner described below and in Appendix 28. Each Definitive Holder who wishes to attend a Scheme Meeting in person will be required to register his attendance by presenting himself, together with a copy of the relevant Account Holder Letter, where possible, at the registration desk prior to the commencement of the relevant Scheme Meeting and, where an individual is attending on behalf of a body corporate and is not the authorised employee named in the Account Holder Letter, evidence of authorisation to represent that body corporate (for example a valid power of attorney and/or board minutes). A proxy (other than the chairman of the relevant meeting) for a Definitive Holder who attends a Scheme Meeting will need to provide a copy of his form of proxy and evidence of his personal identity (for example passport or other picture identification). Please see Appendix 28 for more information in this regard.

7.     FORMS OF PROXY, CLAIM FORMS, ACCOUNT HOLDER LETTERS

Persons with interests in Bonds should not complete a Claim Form or a Form of Proxy in the forms circulated with this document. Account Holders should deliver Account Holder Letters as described in paragraph 4 above.

Account Holders with Bonds credited to their accounts at any of DTC, Euroclear or Clearstream, Luxembourg must obtain whatever information or instructions they may require to enable them to deliver an Account Holder Letter on behalf of the Bondholder in respect of those Bonds and Bondholders (through any Intermediaries, if appropriate) should ensure that they assist their Account Holder by providing him with all necessary information to enable him to do so.

Definitive Holders who wish to attend and vote at the Scheme Meetings in person should receive a copy of the Account Holder Letter in which they are named as the Definitive Holder from the Account Holder with which they hold their Bonds. Definitive Holders who wish to attend and vote at the Scheme Meetings by proxy should request (and ensure that they receive) a copy of the relevant form of proxy from Bondholder Communications. It is the responsibility of each Bondholder and Definitive Holder to ensure that all necessary instructions are given to Bondholder Communications and the relevant Account Holder to facilitate receipt of these documents in time for the Definitive Holder or his proxy to attend and vote at the Scheme Meetings.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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                                   SECTION 1
                        LETTER FROM THE CHAIRMAN OF PLC
                                  AND OF CORP

                                                                  (MARCONI LOGO)

                                                      MARCONI PLC                     MARCONI CORPORATION PLC
                                                      New Century Park                New Century Park
                                                      P.O. Box 53                     P.O. Box 53
                                                      Coventry                        Coventry
                                                      Warwickshire                    Warwickshire
                                                      CV3 1HJ                         CV3 1HJ
                                                      (Registered in England with     (Registered in England with
                                                      registered number 3846429)      registered number 67307)

                                                                   31 March 2003

Dear Scheme Creditor or Bondholder,

PROPOSED RESTRUCTURING OF CORP AND PLC (THE "RESTRUCTURING")

On 29 August 2002 we announced that Corp and plc had concluded non-binding indicative Heads of Terms with the Co-ordination Committee and the Informal Committee of Bondholders, which set out the principles for the proposed Restructuring of Corp and plc. On 16 December 2002 we announced that we had concluded modifications to the non-binding indicative Heads of Terms by way of an addendum. On 7 February 2003 we announced that Corp and plc had reached agreement in principle with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. On 18 March 2003 we announced that documentation in relation to the proposed Restructuring had been filed with the Court and provided an update on certain aspects of the Restructuring. Following our receipt on 26 March 2003 and 24 March 2003 respectively of the required consents to certain pre-completion steps for the Restructuring from the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders, we are now writing to set out the terms of the Restructuring.

This letter is part of an Explanatory Statement distributed to you for the reasons set out below and is qualified in its entirety by the more detailed information contained in the remainder of the Explanatory Statement.

PURPOSE OF THE EXPLANATORY STATEMENT

The Explanatory Statement, which is provided pursuant to section 426 of the Act, is distributed for the purpose of providing you with sufficient information to make an informed decision on whether or not to approve the Schemes. An explanation of the nature of the proposed Schemes is included below, as part of this letter.

The main body of the Explanatory Statement (which follows this letter) is in six parts, containing information on the following matters:

      a.    Business Overview;

      b.    Background to and reasons for the Restructuring;

      c.    Proposed Restructuring;

      d.    General matters relating to the Restructuring;

      e.    Material interests of Directors and Trustees; and

      f.    Risk Factors.

The Schemes will apply to all Corp Scheme Creditors and all plc Scheme Creditors, being those creditors of Corp and plc respectively whose claims the Corp Scheme and the plc Scheme will, if they become effective, compromise in accordance with their terms. The Corp Scheme is not conditional on the plc Scheme becoming effective. The plc Scheme will not become effective unless the Corp Scheme becomes effective.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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The claims of Corp Scheme Creditors will be compromised in consideration for a distribution (pro rata to their Admitted Scheme Claims) of a package of cash, new equity and new debt securities of Corp. The liability of Corp in respect of those claims will be extinguished. The claims of plc Scheme Creditors will be compromised in consideration for a distribution in specie (pro rata to their Admitted Scheme Claims) of all of plc's assets net of a reserve in respect of plc's Ongoing Costs. plc's assets will principally comprise the package of cash, new equity and new debt securities of Corp which plc will receive as a result of the Corp Scheme from Bonds held by its subsidiary, Ancrane, and monies owed by Corp to Ancrane (as described further below). The liability of plc in respect of the claims of plc Scheme Creditors will be extinguished.

You are being sent this document, including the Schemes, because the Scheme Companies believe that you may be either a Scheme Creditor under one or both of the Schemes or a person with an interest in Bonds. Pages 8 to 11 of this document will help you identify whether you are a Scheme Creditor or a person with an interest in Bonds. Scheme Creditors should direct any enquiries to the Prospective Supervisors, whose details are set out in Appendix 23. To facilitate communications with persons with an interest in Bonds, Corp and plc have appointed Bondholder Communications Group ("BONDHOLDER COMMUNICATIONS") to ensure Bondholders receive a copy of this document. Bondholder Communications will also be able to facilitate the completion of Account Holder Letters which need to be completed to enable most elements of Scheme Consideration to be distributed to Bondholders (see Appendix 28). Bondholder Communications's details are set out in Appendix 28. Each of the Scheme Companies strongly recommends that Scheme Creditors and persons with an interest in Bonds consider the Restructuring proposal carefully.

This document contains details of the proposed Restructuring, including the Corp Scheme and the plc Scheme, which are to be voted on at meetings of Corp Scheme Creditors and plc Scheme Creditors, respectively, to take place on 25 April 2003 at 10.00 a.m. (London time) for Corp Scheme Creditors, and 10.15 a.m. (London time) for plc Scheme Creditors (or as soon as possible thereafter following the conclusion or adjournment of the first meeting). This document also explains why Corp and plc consider the proposed Restructuring to be in the best commercial interests of the Corp Scheme Creditors and the plc Scheme Creditors respectively, as well as in the wider interests of the Group, its employees and customers and plc Shareholders.

FOR THE REASONS GIVEN IN THIS DOCUMENT, EACH OF CORP AND PLC RECOMMENDS THAT THE RELEVANT SCHEME CREDITORS VOTE IN FAVOUR OF ITS SCHEME AT THE RELEVANT SCHEME MEETING.

AGREEMENT OF ANCRANE AND CORP NOT TO VOTE

Ancrane, a wholly-owned subsidiary of plc, is a Bondholder in respect of E324,603,000 in principal amount of Eurobonds and US$261,101,000 in principal amount of Yankee Bonds, both of which are guaranteed by plc. Ancrane is also owed by Corp the sums of L363,308,102 under an intra-group loan and L14,635,059 under a reimbursement obligation in respect of Restructuring fees paid by Ancrane on behalf of Corp. Ancrane has undertaken not to attend or vote at the Scheme Meetings, not to take any steps to enable a vote to be cast on its behalf at the Scheme Meetings and to support the Restructuring by agreeing not to take any action to hinder or oppose the Schemes.

Corp has a claim of L146,587,439 against plc. Corp has undertaken not to attend or vote at the plc Scheme Meeting and not to take any steps to enable a vote to be cast on its behalf at the plc Scheme Meeting.

Neither Corp nor Ancrane nor any other member of the Group will vote at either of the Scheme Meetings. This is because Corp and plc believe that should the Scheme Meetings approve either of the Schemes by a small margin, including votes cast in respect of claims of members of the Group, the result could be unfair to any dissenting Scheme Creditors entitled to vote at the Scheme Meetings.

BACKGROUND TO AND REASONS FOR THE PROPOSED RESTRUCTURING

The Group has faced difficult trading conditions for some time. The impact of a period of rapid and unprecedented deterioration in the global telecommunications market has been compounded for the Group by the cost of a number of acquisitions made since 1998. These acquisitions, which were primarily for cash consideration, resulted in a substantial part of the debt burden being carried by the Group and, in the light of

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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reduced market demand for the Group's products and services, the trading and cash flow performances of these acquired businesses have been running at levels well below those that were anticipated at the time of acquisition.

The Board of plc announced its intention, at its Annual General Meeting in July 2001, to initiate an operational review of the Group's business. The results of this review were announced in September 2001, along with the appointments of Michael Parton as Chief Executive Officer of plc, Derek Bonham as Interim Chairman of plc and Michael Donovan as Chief Operating Officer of plc as well as the management appointments of Neil Sutcliffe as chief executive officer of Marconi Capital and Geoffrey Doy as chief executive officer of sales and marketing of plc.

Against a background of further market deterioration early in 2002, plc announced on 22 March 2002 that Corp and plc had decided not to enter into new banking facilities to refinance Corp's then existing syndicated bank facilities. Following this decision, Corp and plc agreed to cancel the undrawn commitments under the existing facilities and agreed that the drawn portion under the Bank Facility (which was due for repayment on 25 March 2003) would be repayable on demand.

Following the decision not to refinance the then existing syndicated bank facilities the Business Plan was developed. This Business Plan was presented to the Co-ordination Committee and the Informal Committee of Bondholders and was used by Corp and plc as a basis for formulating the Heads of Terms for the Restructuring. The Business Plan assumed that recovery in the Group's market would not commence until the end of the calendar year 2003. A set of sensitivities were applied to reflect the scenario of more difficult market conditions, and in particular a delay in market recovery beyond the end of 2003. Given continuing uncertainty in market conditions, further revisions have been made to the Business Plan. In proposing the Restructuring, Corp and plc have assessed the proposed capital structure of Corp against the scenario of a delay in market recovery and are confident that the proposed capital structure of Corp is appropriate in circumstances where such a delay occurs. However, the Group cannot predict with any level of certainty the occurrence, timing or extent of any market recovery.

WHY THE PROPOSED RESTRUCTURING NOW?

The Group has for some time been in severe financial difficulty. In particular, Corp is the principal obligor under the Bank Facility, which was due for repayment on 25 March 2003, and is the issuer of the Bonds. Interest on the Yankee Bonds fell due on 17 March 2003 and interest on the Eurobonds will fall due on 31 March 2003. For both the Yankee Bonds and the Eurobonds acceleration of the principal amount is permitted following non-payment of interest 14 days after the respective interest due dates. plc is a guarantor of the Bank Facility and the Bonds. Corp and plc believe they must effect a restructuring of their financial obligations, including their obligations under the Bank Facility and the Bonds, to avoid a demand being made for repayment of sums owing under the Bank Facility or an acceleration of sums owing under the Bonds, which would inevitably lead to Corp and plc being placed into insolvency proceedings.

The Corp Group's ability to continue to operate as a going concern following the Restructuring is subject to certain operating and other risks. You should carefully consider, together with the other information contained in this document, certain risks related to a failure or delay in implementing the Restructuring, risks arising from implementation of the Restructuring, operating risks and risks related to ownership of the New Shares, the New Notes and the Warrants, set out in Section 2, Part F: Risk Factors. All statements in this document (other than parts II and III) are to be read subject to, and are qualified in their entirety by, the matters referred to in Section 2, Part F:
Risk Factors.

THE SCHEMES

CORP SCHEME

Corp proposes to enter into a scheme of arrangement with the Corp Scheme Creditors pursuant to section 425 of the Act. The Corp Scheme takes effect as a compromise or arrangement between Corp and the Corp Scheme Creditors and will not directly affect any other creditors of Corp (described below in the section headed "Corp stakeholders"). Alongside the Corp Scheme, it is proposed to make changes to Corp's capital structure by way of the Capital Reduction, involving the cancellation of its current called up share capital and its share premium

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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account. It is expected that the reserve arising on the Capital Reduction will eliminate the deficit on the profit and loss account that would otherwise be shown on Corp's balance sheet as at 31 March 2003. Further details of the Capital Reduction are set out in Section 2, Part D.9. The Corp Scheme is set out in part II of this document.

The Corp Scheme will become effective and legally binding on Corp and all Corp Scheme Creditors in accordance with its terms if: (i) at the meeting of the Corp Scheme Creditors a majority in number representing three-fourths in value of Corp Scheme Creditors present and voting either in person or by proxy approves the Corp Scheme (for the purposes of voting at the meeting of Corp Scheme Creditors, a Form of Proxy is enclosed with this document); (ii) the Court subsequently makes an order sanctioning the Corp Scheme; and (iii) the Court's order sanctioning the Corp Scheme is sealed and a copy of it is delivered for registration to the Registrar of Companies in England and Wales.

Corp will not take the necessary steps to make the Scheme effective unless and until: (a) Corp has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the Corp Scheme Meeting, (iii) the hearing to sanction the Corp Scheme and (iv) the Effective Date, to the effect that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Section 2, Part D.21 remains valid; (b) the Prospective Supervisors of the Corp Scheme have provided confirmation in writing to Corp (for Corp's sole benefit) on the day of, but prior to, each of events
(i) to (iv) above to the effect that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors; (c) a permanent injunction order of the US Bankruptcy Court under Section 304 of Title 11 of the United States Code is granted in respect of the Corp Scheme; and (d) all conditions precedent (other than those relating to the Corp Scheme becoming effective) set out in the Working Capital Facility and the Performance Bonding Facility are satisfied or waived by the facility agents.

If the English Court makes an order sanctioning the Corp Scheme, Corp anticipates that the order of the US Bankruptcy Court will be granted. Corp will not pursue a permanent injunction order of the US Bankruptcy Court unless the English Court makes an order sanctioning the Corp Scheme. If all of the above conditions are not satisfied by 19 June 2003 the Corp Scheme will be withdrawn. Corp will undertake to the Court to file the Court order approving the Corp Scheme with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

The hearing to sanction the Corp Scheme will qualify as a fairness hearing of the kind contemplated by Section 3(a)(10) of the Securities Act. All Corp Scheme Creditors and Bondholders are entitled to attend the hearing in person or through counsel to support or oppose the sanctioning of the Corp Scheme.

The Corp Scheme is not conditional on Listing of the New Shares, the New Notes and/or the Warrants. However, it is expected that the New Shares, the New Notes and the Warrants will be listed on the Effective Date of the Corp Scheme. Corp will use its reasonable endeavours to effect the Listing of the New Shares, the New Notes and the Warrants as soon as possible on or after the Effective Date of the Corp Scheme.

PLC SCHEME

plc proposes to enter into a scheme of arrangement with the plc Scheme Creditors pursuant to section 425 of the Act. The plc Scheme takes effect as a compromise or arrangement between plc and the plc Scheme Creditors and will not directly affect any other creditors of plc (described below in the section headed "plc stakeholders").

The plc Scheme will become effective and legally binding on plc and all plc Scheme Creditors in accordance with its terms if: (i) at the meeting of the plc Scheme Creditors a majority in number representing three-fourths in value of plc Scheme Creditors present and voting either in person or by proxy approve the plc Scheme (for the purposes of voting at the meeting of plc Scheme Creditors, a Form of Proxy is enclosed with this document); (ii) the Court subsequently makes an order sanctioning the plc Scheme; and (iii) the Court's order sanctioning the plc Scheme is sealed and a copy of it is delivered for registration to the Registrar of Companies in England and Wales.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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plc will not take the necessary steps to make the Scheme effective unless and until: (a) plc has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the plc Scheme Meeting, (iii) the hearing to sanction the plc Scheme and (iv) the Effective Date, to the effect that plc remains satisfied that the reserves built into the plc Scheme are sufficient to meet distributions due to be made to all plc Scheme Creditors; (b) the Prospective Supervisors of the plc Scheme have provided confirmation in writing to plc (for plc's sole benefit) on the day of, but prior to, each of events (i) to (iv) above to the effect that they have no reason to disagree with plc's view that the reserves built into the plc Scheme are sufficient to meet distributions due to be made to all plc Scheme Creditors; (c) a permanent injunction order of the US Bankruptcy Court under Section 304 of Title 11 of the United States Code is granted in respect of the plc Scheme; and (d) a copy of the Court's order sanctioning the Corp Scheme is delivered for registration to the Registrar of Companies in England and Wales.

If the English Court makes an order sanctioning the plc Scheme, plc anticipates that the order of the US Bankruptcy Court will be granted. plc will not pursue a permanent injunction order of the US Bankruptcy Court unless the English Court makes an orders sanctioning both the Corp Scheme and the plc Scheme. If all of the above conditions are not satisfied by 19 June 2003 the plc Scheme will be withdrawn. plc will undertake to the Court to file the Court order approving the plc Scheme with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

The hearing to sanction the plc Scheme will qualify as a fairness hearing of the kind contemplated by Section 3(a)(10) of the Securities Act. All plc Scheme Creditors and Bondholders are entitled to attend the hearing in person or through counsel to support or oppose the sanctioning of the plc Scheme.

WHO WILL BE AFFECTED BY THE SCHEMES?

CORP STAKEHOLDERS

The Corp Scheme will take effect as a compromise of all creditors' claims against Corp at the Record Date, other than certain Excluded Claims, in consideration (pro rata to each Corp Scheme Creditor's Admitted Scheme Claim) of a distribution of cash, new equity and new debt securities of Corp. Claims that are denominated in a currency other than sterling will be converted into sterling: (a) for the purpose of calculating voting entitlements at the Corp Scheme Meeting, at the Voting Rate; and (b) for all other purposes, at the Scheme Rate.

Details of the categories of Excluded Claims and the basis upon which they have been excluded are set out in Section 2, Part C.7 and in Appendix 9.

The claims of creditors of Corp excluded from the Corp Scheme will not be directly affected by either the Corp Scheme or the plc Scheme and are expected to be satisfied in the ordinary course subject to the risk factors affecting the business of the Group detailed in Section 2, Part F: Risk Factors.

Corp's existing shareholders have agreed, conditionally on the allotment and issue of the New Shares pursuant to the Corp Scheme, to the conversion of all of the existing ordinary shares in the capital of Corp into Non-Voting Deferred Shares. Therefore, Corp's existing shareholders will have no ordinary shares in Corp following the implementation of the Restructuring. The Non-Voting Deferred Shares are expected to be cancelled as part of the Capital Reduction a few days after the Effective Date.

As a result of the Corp Scheme, plc Shareholders will receive (proportionate to their existing holdings in plc but subject to a minimum of one share per plc Shareholder), with no price payable, in aggregate 0.5 per cent. of Corp's issued ordinary share capital immediately following the Restructuring and up to 50 million Warrants exercisable at any time up to four years after the date of the Restructuring allowing for the subscription of additional ordinary shares equal to an aggregate of up to 5 per cent. of Corp's issued ordinary share capital immediately following the Restructuring. The Warrants, each of which will give the right to subscribe for one share (subject to adjustment to protect against dilution in the event of certain corporate actions), will have an exercise price per underlying ordinary share of 150p (again subject to adjustment to protect against dilution in the event of certain corporate actions). An ordinary share price of 150p implies a post Restructuring market capitalisation of Corp of L1.5 billion.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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Further details of the changes to Corp's capital structure are set out below under the heading "Equity Dilution". Details of certain share incentive plans that will operate post Restructuring are set out in Section 2, Part D.10.

PLC STAKEHOLDERS

The plc Scheme will take effect as a compromise of all creditors' claims against plc at the Record Date, other than certain Excluded Claims, in consideration for a distribution (pro rata to each plc Scheme Creditor's Admitted Scheme Claim) of plc's assets available for distribution to Scheme Creditors (which, at the Effective Date of the plc Scheme, will comprise all of plc's assets less a reserve comprising cash of approximately L9,300,000 in respect of plc's Ongoing Costs). Claims that are denominated in a currency other than sterling will be converted into sterling: (a) for the purpose of calculating voting entitlements at the plc Scheme Meeting, at the Voting Rate; and (b) for all other purposes, at the Scheme Rate.

Details of the categories of Excluded Claims and the basis upon which they have been excluded are set out in Section 2, Part C.7 and in Appendix 9.

plc's Excluded Claims include, amongst other things, claims in respect of unclaimed dividends, the gross amount of which is no more than L278,451. In an insolvent liquidation of plc the claims of creditors in respect of unclaimed dividends ("dividend creditors") would be subordinated to the claims of all other creditors. They are therefore in a different class from the other creditors of plc. There are three ways in which they could be treated: they could be included in the plc Scheme and treated in the same manner as other creditors; they could be excluded from the Scheme and left unpaid on the ground that with their subordinated status they have no real economic interest in plc's assets; or they could be excluded from the plc Scheme and paid if and when a valid claim is made.

The first way of treating such claims would involve a separate class meeting of dividend creditors. This has been rejected because it would be excessively expensive to identify them, to send this document to each of them and, in the event that the recipients of this document did make claims, to administer their claims and distribute plc Scheme Consideration to them. As a practical matter it would be necessary to provide that the plc Scheme could take effect even if, at the separate class meeting of creditors in this category, the statutory majority (or a sufficient representative turnout) was not obtained, and this would remove any incentive for the class to vote in favour of the plc Scheme. The second way would leave them with unpaid claims against plc in their capacity as creditors and could therefore result in an insolvent liquidation of plc. This approach has been rejected because if this were to occur in the early stages of the implementation of the Schemes, it may have implications for the reputation of the Marconi name and accordingly may impact upon the trust of third parties to deal with members of the Corp Group going forward. In addition, given the fact that almost all claims would in any event be excluded as de minimis, the decision was taken to exclude whatever other claims of this nature remain outstanding. It is therefore proposed that they will be excluded from the plc Scheme and paid if and when a valid claim is made. Accordingly, an amount of L278,451 will be set aside for the purposes of paying any claims in respect of previously unclaimed dividends on plc Shares. Upon termination of the plc Scheme, arrangements will be put in place to ensure that this amount is set aside to pay such claims as and when a claim is made.

Save as regards the treatment of the unclaimed dividends, which would otherwise be subordinated to the general body of unsecured creditors, the rights and ranking afforded to plc's creditors under the plc Scheme is intended to reflect the rights and ranking that those creditors would have had in a liquidation of plc.

The following obligations of plc have been novated to Corp (conditionally upon the Corp Scheme becoming effective) and will be excluded from the Corp Scheme:

      a. a guarantee provided to Finmeccanica SpA as the purchaser of certain Italian subsidiaries sold by the Group in 2002;

      b. certain agreements between plc and BAE in respect of the merger of the Group's former defence business with BAE; and

      c. a licence agreement dated 1 December 1999 between Lemelson Medical, Education and Research Foundation, Limited Partnership and plc.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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In addition, the service contracts and letters relating to retirement benefits (including FURBS) of Michael Parton and Michael Donovan have been novated to Corp unconditionally.

The obligations listed above have (or will if the Corp Scheme becomes effective) become obligations of Corp and therefore will be unaffected by the plc Scheme. These obligations will also be excluded from the compromise to be effected by the Corp Scheme and will therefore be unaffected by the Corp Scheme.

plc Scheme Creditors include creditors with contingent claims against plc, for example under guarantees. The Syndicate Banks, the Eurobond Trustee and the Yankee Bond Trustee are all plc Scheme Creditors because plc has guaranteed the Bank Facility, the Eurobonds and the Yankee Bonds. Each of the Trust Deeds and the Indenture contains a clause which provides that the guarantee given by plc in respect of the Bonds will terminate on certification by Corp to the Eurobond Trustee or the Yankee Bond Trustee, as the case may be, that plc has been unconditionally and irrevocably released from its obligations in respect of the Bank Facility (in the case of the Eurobonds) or that plc has been unconditionally and irrevocably released from its obligations in respect of the Bank Facility and the Eurobonds (in the case of the Yankee Bonds). This would not be the case if plc was wound up, but would be the case if these obligations were released under the plc Scheme.

Various concerns were raised by either or both of the Informal Committee of Bondholders and the Co-ordination Committee during the course of the Restructuring discussions concerning the maintenance of guarantee claims against plc, including the potential lapse of the plc guarantee in respect of the Bonds, and arrangements were put in place in order to deal with these concerns. In making its decision to approve these arrangements, plc took into consideration that it was correct in principle that the rights should be preserved, in order to put the creditors concerned in the same position as if both Scheme Companies had been wound up.

The arrangements are as follows:

      a. the Corp Scheme will provide that no Scheme Claim under the Corp Scheme will be reduced, or in any way affected, by the compromise of any claims of the relevant Scheme Creditor against plc pursuant to the terms of the plc Scheme, and vice versa;

      b. the execution by plc of a deed poll which provides that in the event that a Scheme Creditor who has the benefit of a guarantee in respect of a Corp Scheme Claim is required to give credit to plc in a liquidation for any recoveries made under the Corp Scheme, plc will pay to that creditor a further sum equal to the amount of the distribution that the creditor received in the Corp Scheme; and

      c. the entry by Corp and plc into a bondholder confirmation letter, to ensure that the guarantee in respect of the Bonds does not fall away before the relevant Trustees become entitled to claim under the plc Scheme on behalf of the Bondholders and that the plc guarantee is extended to Definitive Holders.

By the Termination Date (as defined in the plc Scheme) all the assets of plc will have been distributed, in accordance with the plc Scheme, to the plc Scheme Creditors. It is envisaged that at that date there will be no further claims against, or assets held by, plc. It is intended that, following that date, plc will be liquidated or dissolved.

plc has been granted a waiver by the UKLA from the requirement to obtain approval for the Restructuring from plc Shareholders.

EQUITY DILUTION

The entire issued ordinary share capital of Corp is currently owned by plc and its nominee. Immediately following completion of the Restructuring, Scheme Creditors and the Escrow Trustee (in its capacity as trustee of the Scheme Consideration for the benefit of the Scheme Creditors) or its nominee will collectively own 99.5 per cent. of the entire issued ordinary share capital of Corp and plc Shareholders will collectively own the remaining 0.5 per cent. of the entire issued ordinary share capital of Corp. The existing ordinary shares of Corp will be redesignated and converted into Non-Voting Deferred Shares upon allotment of the New Shares under the Corp Scheme. It is intended that those Non-Voting Deferred Shares will be cancelled as part of the Capital Reduction within a few days after the Effective Date of the Corp Scheme. The rights and restrictions attaching to the

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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Non-Voting Deferred Shares are described in Appendix 15. The ordinary share capital of Corp following the Restructuring will, however, be subject to dilution resulting from the future exercise of the Warrants referred to above and of options granted under the share incentive plans (details of which are contained in Section 2, Part D.10).

Save as referred to above, no other entitlements have been granted for participation in the share capital of Corp as from implementation of the Restructuring.

SUMMARY OF THE PRINCIPAL TERMS OF THE SCHEMES

CORP SCHEME

If the Corp Scheme becomes effective, all Corp Scheme Creditors will be bound by its terms. Corp will be fully and completely released by the Corp Scheme Creditors from all obligations of Corp to the Corp Scheme Creditors in connection with their Scheme Claims against Corp with effect from the earlier of the date on which their Scheme Claim is Admitted and is the subject of a Distribution Notice, the Final Distribution Date under the Corp Scheme, and the issue of a Termination Notice under the Corp Scheme. In consideration for such cancellation and release, Corp Scheme Creditors will receive a distribution, pro rata to their Admitted Scheme Claims, of:

      a.    L340 million cash;

      b. the euro equivalent (calculated at the Currency Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Corp denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

      c. the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Corp denominated in US dollars with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Corp's option, in kind (by issuing additional new junior secured notes) at a rate of 12 per cent. per annum; and

      d. 995,000,000 ordinary shares, representing 99.5 per cent. of the issued ordinary share capital of Corp immediately following the implementation of the Restructuring.

The cash element of the distribution will be increased by the net proceeds of any asset disposals, other than L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 million figure referred to in c. above). Such net proceeds received on or after 1 May 2003 will be dealt with in accordance with the terms of the New Notes.

The cash, New Shares, New Senior Notes and New Junior Notes comprise the Corp Scheme Consideration. Further details of the terms of the New Senior Notes and New Junior Notes are contained in Section 2, Part C.3 and Appendix 8 of this document. Details of the guarantee and security arrangements in respect of the New Notes are contained in Appendix 10.

Corp will establish an ADR programme and, accordingly, elections may be made in Claim Forms and Account Holder Letters to receive all or a portion of the New Shares in the form of ADRs.

It is expected that the New Shares, New Notes and Warrants will be listed on the Official List and admitted to trading on the London Stock Exchange's market for listed securities on the Effective Date of the Corp Scheme. Corp has applied to list the New Shares, New Notes and Warrants and will use its reasonable endeavours to effect the Listing as soon as possible on or after the Effective Date of the Corp Scheme. The Corp Scheme is not, however, conditional on this Listing (see details of risks arising from implementation of the Restructuring in Section 2, Part F.2). Corp will apply to list its ADRs on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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If the Corp Scheme becomes effective, plc Shareholders will receive New Shares and Warrants as referred to above.

First Initial Distribution

The mechanism for calculating and distributing a Corp Scheme Creditor's entitlement to receive Corp Scheme Consideration is detailed in the Corp Scheme set out in part II and is also described in more detail in Section 2, Part C.7. Both these sections should be read carefully.

The Corp Scheme provides that a First Initial Distribution will take place on the Effective Date of the Corp Scheme. At the Court hearing to sanction the Corp Scheme, Corp will present to the Court a schedule of Scheme Claims compiled by the Prospective Supervisors which will set out the details of the Scheme Creditors with Known Claims which are proposed to be Admitted by the Supervisors on the Effective Date and that, in accordance with the terms of the Corp Scheme, will receive their Initial Distribution through the First Initial Distribution.

In summary, each Corp Scheme Creditor that participates in the First Initial Distribution will be entitled to receive (assuming no increase in the cash element but that the plc Scheme becomes effective on the same day as the Corp Scheme), for each L1,000,000 of Admitted Scheme Claim, an Initial Distribution of cash, New Notes and New Shares of approximately:

      L64,196 cash;

      L85,022 equivalent in aggregate principal amount of New Senior Notes (which will be denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters);

      L58,177 equivalent in aggregate principal amount of New Junior Notes (which will be denominated in US dollars); and

      187,993 New Shares.

If the plc Scheme does not become effective on the same day as the Corp Scheme (or at all) the Corp/plc distribution model described in Section 2, Part C.7 under the heading "Circulation of Scheme Consideration and payments on a modelled basis" will not have been applied, and accordingly each of the numbers set out above will be reduced by between approximately 0.41 per cent. and 0.47 per cent.

For the purposes of the above calculations, Known Claims that are denominated in a currency other than sterling and New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes to be received by a Scheme Creditor on the First Initial Distribution will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

The Corp Scheme provides that a portion of the Corp Scheme Consideration will initially be used to meet Known Claims that have been identified prior to the Record Date. On such a Known Claim becoming Admitted in the Corp Scheme, the Corp Scheme Creditor with that Known Claim will be entitled to receive the portion of the Corp Scheme Consideration designated to meet that Known Claim.

Corp has undertaken extensive due diligence and advertised in newspapers in the UK, the US and elsewhere in order to identify its creditors and ensure that all Corp Scheme Creditors are included in the schedule of Known Claims. Corp has also written to its Known Creditors that will be affected by the Corp Scheme with the exception of certain financial creditors with Known Claims who have been represented in negotiations with Corp and plc regarding the development of the Restructuring proposals of Corp and plc, creditors for unclaimed interest and redemptions on loan notes issued by Corp whose potential claims are easily quantified and are provided for in full, and those whose addresses Corp has been unable to ascertain. With the exception of two claims (one apparently against Corp) which were clearly frivolous, the advertising process identified no claims which had not previously been identified by Corp's due diligence. In addition to the Known Claims that have been identified, the Corp Scheme includes a reserve of Scheme Consideration that would be able to meet the payment of an Initial Distribution in respect of Scheme Claims which are Admitted for up to L125 million, which Corp is satisfied will

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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be sufficient to cover any other Scheme Claims that had not been identified by the Record Date. The Prospective Supervisors have confirmed that they have no reason to disagree with Corp's view that the reserve is sufficient.

However, a mechanism has been put in place to ensure that Corp will not proceed with the Corp Scheme and will withdraw the Scheme if, prior to the Effective Date of the Corp Scheme, it becomes apparent that there may be Scheme Claims against Corp which are not Known Claims and Corp is not satisfied that the reserve will be sufficient to meet distributions due to be made out of it or if the Prospective Supervisors do not confirm that they have no reason to disagree with Corp's view that the reserve is sufficient. Details of this mechanism are set out in Section 2, Part C.7. If the Corp Scheme is withdrawn then the plc Scheme will also be withdrawn.

If at any time after the issue of the First Initial Distribution Notice, which will occur on the Effective Date, the Supervisors are not satisfied that the reserve will be sufficient to meet distributions due to be made out of it, then the remaining Scheme Consideration set aside to meet Known Claims and the remaining reserve will be aggregated and all Further Distributions under the Corp Scheme will be made out of the remaining Scheme Consideration, on a strictly pari passu basis.

PLC SCHEME

The plc Admitted Scheme Creditors will be entitled to receive a distribution pro rata to their Scheme Claims out of plc's assets which are available for distribution to plc Admitted Scheme Creditors.

Assuming the Corp Scheme becomes effective, plc's assets will principally comprise the cash, New Shares and New Notes that plc receives under the Corp Scheme from Bonds held by Ancrane and from monies owed by Corp to Ancrane (as described above). plc's entitlement to this Scheme Consideration will arise from a repayment of capital in specie by Ancrane to plc of all of its assets other than L100. The plc Scheme provides that plc will set aside the sum of L7,000,000 from the cash element of Corp Scheme Consideration it receives via Ancrane which, together with plc's cash of approximately L2,300,000, interest on the aggregate of these two cash amounts and L2,000,000 available to be drawn (at Corp's request) under a letter of credit to be provided in favour of the plc Scheme Supervisors from time to time by HSBC Bank plc pursuant to the Performance Bonding Facility described below, will be available to meet plc's Ongoing Costs.

plc's Ongoing Costs are estimated to be a maximum of L11,300,000 plus an amount which will be covered by the interest referred to above, and will include:

      a. the costs of plc, the Supervisors, the Escrow Trustee, the Distribution Agent and their respective advisers in implementing the Restructuring and administering the plc Scheme;

      b. any costs plc or the Supervisors incur in continuing to defend Allowed Proceedings (including any adverse costs orders);

      c. the payment of any claims which are to be excluded from the plc Scheme and which have not been novated to Corp which represent all claims as at the Record Date which would have been preferential in a liquidation and claims in respect of unpaid dividends which in a liquidation would have been subordinated; and

      d. any ongoing administrative costs of plc, including the preparation and filing of accounts, the holding of any annual general meetings that are required to be held under the Act and the costs of plc's eventual dissolution or liquidation.

Any monies remaining following the payment of plc's Ongoing Costs will be distributed to all plc's Admitted Scheme Creditors in the Final Distribution under the plc Scheme.

Subject to any limitations under applicable securities laws, the assets plc receives from Ancrane will be distributed to the plc Scheme Creditors in specie (i.e. in the form in which they are held, and not realised for cash prior to distribution). Any other assets of plc are expected to be converted into cash before distribution.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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First Initial Distribution

The mechanism for calculating and distributing a plc Scheme Creditor's entitlement to receive plc Scheme Consideration is detailed in the plc Scheme set out in part III and is also described in more detail in Section 2, Part C.7. Both these sections should be read carefully.

The plc Scheme provides that a First Initial Distribution will take place on the Effective Date of the plc Scheme, at the same time as the First Initial Distribution under the Corp Scheme. At the Court hearing to sanction the plc Scheme, plc will present to the Court a schedule of Scheme Claims compiled by the Prospective Supervisors which will set out details of the Scheme Creditors with Known Claims which are proposed to be Admitted by the Supervisors on the Effective Date and that, in accordance with the terms of the plc Scheme, will receive their Initial Distribution through the First Initial Distribution. The Initial Distribution available to all plc Scheme Creditors will comprise all the Scheme Consideration received by plc via Ancrane as a result of Ancrane's entitlement to an Initial Distribution in the Corp Scheme (net of the sum of L7,000,000 set aside on account of plc's Ongoing Costs). Scheme Claims that have been Admitted by the Effective Date will receive their Initial Distribution through the First Initial Distribution.

Corp has the benefit of a Scheme Claim of L146,587,439 against plc. If this Known Claim is Admitted in the plc Scheme in full (which Corp expects to be the case) Corp will become entitled to receive its pro rata entitlement in respect of its Admitted Scheme Claim in the First Initial Distribution under the plc Scheme. Both Corp and plc have agreed to distribute any Scheme Consideration they receive as a result of this claim to their respective Scheme Creditors by way of Additional Scheme Consideration. Further details of these payments are set out in Section 2, Part C.7 below under the heading "Circulation of Scheme Consideration and payments on a modelled basis".

In summary, each plc Scheme Creditor that participates in the First Initial Distribution in the plc Scheme will be entitled to receive (assuming no increase in the cash element of the Corp Scheme Consideration but that the plc Scheme becomes effective on the same day as the Corp Scheme), for each L1,000,000 of Admitted Scheme Claim an Initial Distribution of cash, New Notes and New Shares of approximately:

      L9,446 cash;

      L14,554 equivalent in aggregate principal amount of New Senior Notes (which will be denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters);

      L9,959 equivalent in aggregate principal amount of New Junior Notes (which will be denominated in US dollars); and

      32,182 New Shares.

If the plc Scheme does not become effective on the same day as the Corp Scheme the Corp/plc distribution model described in Section 2, Part C.7 under the heading "Circulation of Scheme Consideration and payments on a modelled basis" will not have been applied, and accordingly each of the numbers set out above will be reduced by approximately 8.51 per cent.

For the purposes of the above calculations, Known Claims that are denominated in a currency other than sterling and New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes to be received by a Scheme Creditor on the First Initial Distribution will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

The plc Scheme provides that a portion of plc's assets available for distribution will be used to meet Known Claims that have been identified prior to the Record Date. On such Known Claim becoming Admitted in the plc Scheme, the plc Scheme Creditor with that plc Scheme Claim will be entitled to receive the portion of the plc Scheme Consideration designated to meet that Known Claim.

plc has undertaken extensive due diligence and advertised in newspapers in the UK, the US and elsewhere in order to identify its creditors and ensure that all plc Scheme Creditors are included in the Schedule of Known

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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Claims. plc has also written to all of its Known Creditors that will be affected by the plc Scheme with the exception of certain financial creditors with Known Claims who have been represented in negotiations with Corp and plc regarding the development of the Restructuring proposals of Corp and plc, and those whose addresses plc has been unable to ascertain. With the exception of one claim (which is disputed by plc, but is provided for in full in the plc Scheme), the advertising process identified no claims which had not been previously identified by plc's due diligence. In addition to the claims that have been identified, the plc Scheme includes a reserve of Scheme Consideration that would be able to meet the payment of an Initial Distribution in respect of Scheme Claims which are Admitted for up to L250 million, which plc is satisfied will be sufficient to cover any other Scheme Claims that have not been identified by the Record Date. The Prospective Supervisors have confirmed that they have no reason to disagree with plc's view that the reserve is sufficient.

However, a mechanism has been put in place to ensure that plc will not proceed with the plc Scheme and will withdraw the Scheme if prior to the Effective Date of the plc Scheme it becomes apparent that there may be Scheme Claims against plc which are not Known Claims and plc is not satisfied that the reserve will be sufficient to meet distributions due to be made out of it or if the Prospective Supervisors do not confirm that they have no reason to disagree with plc's view that the reserve is sufficient. Details of this mechanism are set out in Section 2, Part C.7. In any event, if the Corp Scheme is withdrawn then the plc Scheme will also be withdrawn, but the Corp Scheme will not be withdrawn only because the plc Scheme is withdrawn.

If at any time after the issue of the First Initial Distribution Notice, which will occur on the Effective Date, the Supervisors are not satisfied that the reserve will be sufficient to meet distributions due to be made out of it, then the remaining Scheme Consideration set aside to meet Known Claims and in the reserve will be aggregated and all Further Distributions under the plc Scheme will be made out of the remaining Scheme Consideration, on a strictly pari passu basis.

AGGREGATE FIRST INITIAL DISTRIBUTIONS FROM BOTH SCHEMES

If a Scheme Creditor has an Admitted Scheme Claim in the Corp Scheme, which is guaranteed by plc, and the claim under the guarantee is Admitted in the plc Scheme, or vice versa, and that Scheme Creditor participates in the First Initial Distributions in both the Corp and plc Schemes, then that Scheme Creditor will be entitled to receive (assuming no increase in the cash element of the Corp Scheme Consideration but that the two Schemes become effective on the same day) for each L1,000,000 of Admitted Scheme Claims an aggregate Initial Distribution of cash, New Notes and New Shares of approximately:

      L73,642 cash;

      L99,576 equivalent in aggregate principal amount of New Senior Notes (which will be denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters);

      L68,136 equivalent in aggregate principal amount of New Junior Notes (which will be denominated in US dollars); and

      220,175 New Shares.

If the plc Scheme does not become effective on the same day as the Corp Scheme the Corp/plc distribution model described in Section 2, Part C.7 under the heading "Circulation of Scheme Consideration and payments on a modelled basis" will not have been applied, and accordingly each of the numbers set out above will be reduced by between approximately 1.45 per cent. and 1.65 per cent.

For the purposes of the above calculations, Known Claims that are denominated in a currency other than sterling and New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes to be received by a Scheme Creditor on the First Initial Distribution will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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LEGAL RESTRICTIONS ON DISTRIBUTION OF SECURITIES

Securities will not be distributed pursuant to the Schemes where this would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. To the extent that such a prohibition applies, securities that would otherwise have been distributed to any relevant person pursuant to the Schemes will be sold and the net cash proceeds of such sale (after deduction of all applicable expenses and currency conversion costs) will be paid to that person in full satisfaction of his rights in respect of these securities under the relevant Scheme (provided that if the securities are not listed on a securities exchange Scheme Creditors and Bondholders will be entitled to receive a sum in cash that is substantially equivalent in value to such securities). In order to permit the distribution of securities pursuant to the Schemes, the Claim Form will require persons completing it (other than the Trustees), and the Account Holder Letter will require Account Holders, to confirm certain facts. For further information, see
Section 2, Part C.9. Any persons who are in doubt as to how legal or regulatory restrictions may affect them in relation to the Schemes are strongly advised to consult their professional advisers.

POST RESTRUCTURING WORKING CAPITAL

In order to support the Group's working capital requirements following the Restructuring, Corp and Marconi Bonding Limited have entered into the Performance Bonding Facility (a L50 million committed performance bonding facility provided by HSBC Bank plc and JPMorgan Chase Bank) and Marconi Communications, Inc. has entered into the Working Capital Facility (a US$22.5 million revolving facility provided by Liberty Funding, L.L.C.). The Performance Bonding Facility is conditional on the Corp Scheme becoming effective. Further details of each of these facilities are set out in Section 2, Part D.4. Information on the Corp Group's financial objectives is set out in Section 2, Part A.7.

INTERIM SECURITY AND SUPPORT FOR THE RESTRUCTURING

As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security to its principal lenders, being the Syndicate Banks (in their capacities as Syndicate Banks, bilateral lenders to Corp and beneficiaries of guarantees from Corp (in such capacities, "BANK CREDITORS")), the holders of the Bonds from time to time (apart from plc's wholly owned subsidiary Ancrane) and the Trustees (together, the "SECURED BONDHOLDERS") and Barclays Bank PLC (as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002). The interim security was taken over cash held by Highrose Limited, a special purpose subsidiary of Corp and plc, in accounts held with third party banks (the "LOCKBOX ACCOUNTS"). These interim security arrangements took effect on 13 September 2002, on which date the balance held in the Lockbox Accounts was approximately L866,000,000. The interim security arrangements were amended on 13 December 2002 and were further amended on 28 March 2003. As at 27 March 2003, the balance held in the Lockbox Accounts was approximately L770,700,000.

Without this interim security, the Syndicate Banks (as comprised at the time) and the Informal Committee of Bondholders would not have been prepared to continue to support the Restructuring, and insolvency proceedings would have been the only practicable alternative.

On 26 March 2003 and 24 March 2003 respectively the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders agreed an extension of time in which to complete the Restructuring and a waiver of enforcement events which may then have existed in relation to the interim security. In addition, the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders, in contemplation of the
Restructuring: (a) consented, for the purposes of the undertakings given in favour of the Syndicate Banks and the Informal Committee of Bondholders, to the entry by Corp, plc and other Group companies into certain transactions (including those contemplated under the Scheme Implementation Deed) necessary to facilitate the Restructuring; and (b) agreed a number of additional carve-outs to those undertakings to permit Corp, plc and other Group Companies to enter into transactions contemplated in this document (provided that, subject to some exceptions, such transactions do not take effect until the Effective Date of the Corp Scheme).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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In addition, in connection with the ESOP Settlement Agreement referred to below, UBS AG, Citibank, N.A. and Barclays Bank PLC have each provided a voting undertaking in relation to the Corp Scheme and the plc Scheme (further details of which are set out in part I, Section 2, Part D.2).

Provision has been made for the interim security to be released prior to the Corp Scheme Meeting in circumstances tied to the prospects of the Corp Scheme being successfully implemented (as described more fully in Section 2, Part D.1). If the interim security has not been released prior to the Corp Scheme Meeting neither Corp nor plc will proceed with their respective Schemes, and the interim security will remain in place in any subsequent insolvency proceedings, meaning that the Bank Creditors, Secured Bondholders and Barclays Bank PLC would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts. If the interim security is released and the Corp Scheme Meeting proceeds, the choice facing all Corp Scheme Creditors will be the same; either the Corp Scheme will be approved and implemented, or the Corp Scheme will be rejected and in the inevitable insolvency proceeding which would follow such rejection the interim security would no longer be in place.

The Syndicate Banks and the Informal Committee of Bondholders have indicated that they will not be prepared to release the interim security prior to the Corp Scheme Meeting unless, immediately before such release, Corp has confirmed to the Prospective Supervisors that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Section 2, Part D.21 remains valid, and the Prospective Supervisors have confirmed to Corp that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors.

SETTLEMENT OF ESOP DERIVATIVE CLAIMS

On 26 March 2003, Corp and plc entered into a definitive agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional upon the Corp Scheme becoming effective, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group. This settlement amount will be paid from a fund of up to L170 million which was to have been set aside by Corp, as part of the Restructuring, pending resolution of potential liabilities of Group companies to Barclays Bank PLC, Salomon Brothers International Limited and UBS AG in relation to the Group's ESOP derivative arrangements. The settlement has made available approximately L135 million in cash which forms part of the L340 million comprising the cash element of the Corp Scheme Consideration. Without the ESOP settlement, the L135 million sum would not have formed part of the Corp Scheme Consideration.

The Boards of Corp and plc believe that the ESOP settlement is in the best interests of Corp and plc and their respective stakeholders as a whole. In reaching this conclusion, the Boards of Corp and plc have taken appropriate legal advice from leading counsel and considered a number of relevant factors, including the merits of the claims of the ESOP Derivative Banks, the desire to reduce the cost and expense of continuing litigation, the potential saving in the interest burden from which the Group will benefit by settling the ESOP derivative dispute, the benefits for the Schemes and certainty as to the amount of the Corp Scheme cash distribution that such a settlement brings.

RISKS ASSOCIATED WITH THE TIMING OF THE RESTRUCTURING

When the Heads of Terms were announced in August 2002, plc indicated that the Restructuring was scheduled to be completed by 31 January 2003. This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, the Bank Facility was due for repayment on 25 March 2003 and remains unpaid, an interest payment was due on the Yankee Bonds on 17 March 2003 and remains unpaid and an interest payment is due on the Eurobonds on 31 March 2003. In common with Corp's and plc's approach to other Scheme Claims, pending the outcome of the Schemes neither Corp nor plc intends to make payment in respect of such obligations, in whole or in part. Under the terms of the Bank Facility, unpaid amounts accrue interest at the

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default rates set out therein; namely LIBOR plus 3.25 per cent. per annum. For the purposes of participation in the Schemes, no such interest will accrue beyond the Record Date.

The fact of the above mentioned payments falling due represents a risk to the Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against Corp or plc. However, Corp and plc are of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme Creditors), these risks should be manageable. This issue is discussed in more detail in
Section 2, Part F: Risk Factors.

WHAT HAPPENS IF EITHER OR BOTH OF THE SCHEMES DO NOT BECOME EFFECTIVE?

The plc Scheme will not become effective unless the Corp Scheme becomes effective. Following the Corp Scheme being implemented, plc's assets available for distribution under the plc Scheme to the plc Scheme Creditors will principally comprise the assets received by it as a result of the repayment of capital by Ancrane. Ancrane, as a holder of Bonds issued by Corp and guaranteed by plc and pursuant to intra-group arrangements, will be entitled to its pro rata share of the Corp Scheme Consideration and the plc Scheme Consideration. Ancrane has been re-registered as an unlimited liability company to facilitate the transfer of its assets to plc by the repayment of capital in specie for distribution to plc Scheme Creditors under the plc Scheme. If the Corp Scheme does not become effective, the plc Scheme Consideration would be so significantly diminished that plc would not implement the plc Scheme and would be forced to commence an insolvency proceeding. If plc were subject to an insolvency proceeding, for the reasons set out under the heading "The alternative" below it is likely that there would be a lower rate of return for the plc Scheme Creditors as compared to their return if the plc Scheme became effective. Also, any return to plc creditors from an insolvency proceeding would be likely to be significantly delayed.

The Corp Scheme is not conditional upon the plc Scheme becoming effective and Corp is satisfied that it will be able to implement the Corp Scheme whether or not the plc Scheme becomes effective. Corp is satisfied that, if the Corp Scheme is implemented, the Corp Group will be sufficiently ringfenced from plc that the Corp Group will be able to operate effectively, even if plc has been forced to commence an insolvency proceeding.

THE ALTERNATIVE

If the Corp Scheme becomes effective but the plc Scheme does not become effective, then plc would inevitably have to enter into some form of insolvency proceeding. If both of the Schemes do not become effective or are terminated before the First Initial Distribution, it is likely that Corp and plc would have to enter some form of insolvency proceedings. This is because, given the severity of the Group's financial position (including the fact that the Bank Facility was due for repayment on 25 March 2003 and remains unpaid, that an interest payment was due on the Yankee Bonds on 17 March 2003 and remains unpaid, and that an interest payment is due on the Eurobonds on 31 March 2003), the Board of the relevant Scheme Company would be likely to conclude that there was no reasonable prospect of avoiding an insolvency proceeding. The instigation of an insolvency proceeding in relation to Corp or both Corp and plc before either Scheme has become effective would be likely to result in insolvency proceedings for other principal Group companies.

As referred to above, if the interim security has not been released prior to the Corp Scheme Meeting neither Corp nor plc will proceed with their respective Schemes. If the interim security is released and the Corp Scheme Meeting proceeds, the choice facing all Corp Scheme Creditors will be the same: either the Corp Scheme will be approved and implemented or the Corp Scheme will be rejected and in the inevitable insolvency proceeding which would follow such a rejection the interim security would no longer be in place.

A detailed analysis of the position of Corp and plc should they be subject to insolvency proceedings (and the assumptions, caveats, limitations and uncertainties on which such analysis is based) is set out at Appendix 6. This analysis should be read carefully, including the caveats, limitations and uncertainties.

Corp and plc believe that the Schemes are more beneficial to Scheme Creditors than insolvency proceedings or the enforcement of security and should result in a better return, greater certainty and an immediate day one distribution to Scheme Creditors. None of these benefits would be possible under the insolvency alternatives.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                          SECTION 1: LETTER FROM THE CHAIRMAN OF PLC AND OF CORP

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BOARD COMPOSITION

With the exception of Derek Bonham, membership of the Boards of Corp and plc is identical.

On 16 December 2002, I was appointed Chairman of plc's Board, in place of Derek Bonham, who will continue as a non-executive director of plc and chairman of its remuneration committee until implementation of the Restructuring, for continuity purposes. I chair plc's nomination committee. On the same date, Kent Atkinson and Werner Koepf were appointed as non-executive directors of plc. Kent Atkinson is chairman of plc's audit committee. The executive directors of plc are Michael Parton (Chief Executive Officer), Michael Donovan (Chief Operating Officer) and Christopher Holden (Interim Chief Financial Officer).

Michael Parton (Chief Executive Officer), Michael Donovan (Chief Operating Officer) and Christopher Holden (Interim Chief Financial Officer) will continue as the executive directors of Corp. On 16 December 2002, I was appointed Chairman of the Corp Board and subsequently became chairman of Corp's nomination committee. On the same date, Kent Atkinson and Werner Koepf were appointed as non-executive directors of Corp. Mr. Atkinson chairs Corp's audit committee. On 14 March 2003, we announced that Kathleen Flaherty and Ian Clubb have agreed to join the Corp Board as non-executive directors with effect from Listing of the New Shares, the New Notes and the Warrants. Mr. Clubb will chair Corp's remuneration committee.

Allen Thomas resigned from the Boards of plc and Corp on 14 March 2003.

ACTION TO BE TAKEN

SCHEME CREDITORS (OTHER THAN PERSONS WITH INTERESTS IN BONDS)

If you are a Scheme Creditor, I urge you to complete and return the Claim Form and Form of Proxy to KPMG as soon as possible and before the recommended deadline set out below. To help you in completing these documents detailed instructions have been included in Appendix 27 and each document contains further guidance. If you have any queries in connection with the Claim Form or Form of Proxy, please contact KPMG using the Helpline described at the front of this document.

BONDHOLDERS

If you are a Bondholder, I urge you to contact your Account Holder (through any Intermediaries, if appropriate) to ensure that an Account Holder Letter is submitted in respect of your Bonds before the recommended deadline set out below. In order to vote at the Scheme Meetings, Bondholders will need to nominate a Definitive Holder (who may or may not be the Bondholder). This nomination must be made in the relevant Account Holder Letter. In order to do this your Account Holder will need instructions from you in relation to voting and the delivery of Scheme Consideration and will require certain securities laws confirmations. To help you in giving these instructions detailed guidance as to the various elections to be made and confirmations to be given has been included in Appendix 28. If you have any queries in this connection, please contact Bondholder Communications using the Helpline described at the front of this document.

ACCOUNT HOLDERS

If you are an Account Holder, I urge you to immediately contact your Bondholders (through any Intermediaries, if appropriate) for instructions to enable you to complete and return the Account Holder Letter to Bondholder Communications as soon as possible and before the recommended deadline set out below. Where possible, I urge you to complete this document on-line as this will minimise clerical errors. To help you in completing these documents detailed instructions have been included in Appendix 28. If you have any queries in connection with the Account Holder Letter, please contact Bondholder Communications using the Helpline described at the front of this document.

RECOMMENDED DEADLINE FOR ACTION TO BE TAKEN

It is recommended that Claim Forms and Forms of Proxy are submitted to KPMG before 5.00 p.m. (London time) on 17 April 2003 and that Account Holder Letters are submitted to Bondholder Communications before 5.00 p.m. (New York City time) on 17 April 2003. Forms of Proxy may be submitted to KPMG before 12 noon

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(London time) on 24 April 2003. The Prospective Supervisors will undertake a review of all Claim Forms submitted prior to the Effective Date to determine whether the relevant Scheme Claims can be properly Admitted. No Scheme Claims submitted after the specified time on 17 April 2003 will be included in the First Initial Distribution Notice. Assuming that the Scheme Claims of the two Trustees are included in the First Initial Distribution Notice (which Corp and plc expect to be the case), no Designated Recipient named in an Account Holder Letter submitted after this date will receive the First Initial Distribution of Scheme Consideration.

Submission of Forms of Proxy and Account Holder Letters after the recommended deadline on 17 April 2003 will not preclude a Scheme Creditor (including any Definitive Holder) from voting at the Scheme Meetings provided that the Scheme Creditor or his proxy is able to establish his identity and entitlement to vote at the relevant Scheme Meeting.

RECOMMENDATION

Corp and plc believe that, given the Group's financial position, the proposed Restructuring is in the best interests of all stakeholders, including Scheme Creditors, Bondholders and plc Shareholders. If the Restructuring is not approved, the severity of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings which would mean that there would be a lower return to Scheme Creditors, accompanied by uncertainty and delay, and no return whatsoever to plc Shareholders. ACCORDINGLY, CORP RECOMMENDS THAT CORP SCHEME CREDITORS (INCLUDING DEFINITIVE HOLDERS) VOTE IN FAVOUR OF THE CORP SCHEME AT THE CORP SCHEME MEETING AND PLC RECOMMENDS THAT PLC SCHEME CREDITORS (INCLUDING DEFINITIVE HOLDERS) VOTE IN FAVOUR OF THE PLC SCHEME AT THE PLC SCHEME MEETING.

Yours sincerely,

(-s- John Devaney)
JOHN DEVANEY
CHAIRMAN
FOR AND ON BEHALF OF
MARCONI PLC AND MARCONI CORPORATION PLC

                           I.  EXPLANATORY STATEMENT
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                                   SECTION 2
                    FURTHER EXPLANATION OF THE RESTRUCTURING

A.     BUSINESS OVERVIEW

A.1   BACKGROUND

The Group is a global vendor of telecommunications equipment and services. The Group's customers include many of the leading telecommunications operators throughout the world, with whom it has a large base of installed equipment.

This document sets out proposals which, if implemented, will result in Corp becoming the new holding company of the Group. It is intended that all of plc's assets (which derive principally from the claim of plc's subsidiary Ancrane in the Corp Scheme in respect of its holding of Bonds and monies owed to it by
Corp), net of a reserve in respect of plc's Ongoing Costs, will be distributed over time to the creditors of plc in accordance with the plc Scheme, following which it is intended that plc will be liquidated or dissolved. It is intended that, between the time of the Corp Scheme becoming effective and the listing of the New Shares, the New Notes and the Warrants, the plc Shares will be delisted from the Official List and cease trading on the London Stock Exchange's market for listed securities. Unless the context otherwise requires, this Part A assumes that the Schemes will be implemented in accordance with their terms and that the Group is the Corp Group.

A.2   HISTORY OF THE MARCONI GROUP AND THE RESTRUCTURING

EARLY HISTORY

Corp, previously called the General Electric Company, p.l.c. ("GEC") and which is currently (but, on the implementation of the Corp Scheme, will cease to be) a wholly-owned subsidiary of plc, was incorporated as a private limited company in England in 1900 under the name The General Electric Company (1900) Limited and can trace its origins back to 1886. GEC originally operated in the electrical industry. The more significant events in the development of the Group are as follows:

      a. 1960s: significant expansion in the electrical industry through acquisitions

      b. 1970s and 1980s: acquisition of Videojet Systems International Inc. (data systems business), Picker International Holdings Inc. (medical systems business) and Gilbarco Inc. (commerce systems business); formation of GEC Plessey Telecommunications Holdings Limited ("GPT"), a 50 per cent. joint venture with The Plessey Company plc, subsequently increasing its stake to 60 per cent.; formation of two 50 per cent. joint ventures, GEC Alsthom N.V. with Alcatel S.A., and General Domestic Appliances Ltd (now known as General Domestic Appliances Holdings Ltd) with the General Electric Company of the United States; and

      c. 1990s: reduction of the stake in the GEC Alsthom joint venture to a 24 per cent. shareholding in Alstom S.A.; acquisition of the minority 40 per cent. stake in GPT and formation of Marconi Communications, combining the GPT business with the Marconi telecommunications operations in Italy, Hong Kong and South Africa under the same management structure.

      d. 1999: GEC separated the Marconi Electronic Systems business ("MES"), its international aerospace, naval shipbuilding, defence electronics and defence systems business, which merged with British Aerospace plc (now known as BAE SYSTEMS plc ("BAE")). GEC's remaining businesses were reorganised under plc, with GEC becoming a wholly-owned subsidiary of plc. Shareholders of GEC became shareholders in plc.

MODERN HISTORY

Following the separation of MES, the Group focused its strategy on communications technology and services. From 1999 through to 30 September 2002, the more significant events in the Group's history include:

      a. Year ended 31 March 2000: acquisition of RELTEC Corporation, FORE Systems, the business of RDC Communications Ltd, Nokia's transmission equipment business, the public networks business of Bosch, the Australian communications solutions business of Scitec and acquisition of

                           I.  EXPLANATORY STATEMENT
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            27 per cent. of Atlantic Telecom (which was diluted in June 2000 to a 19.7 per cent. interest as a result of Atlantic Telecom's acquisition of First Telecom. Atlantic Telecom is now in liquidation);

      b. Year ended 31 March 2001: acquisition of Metapath Software International Inc. ("MSI"), Systems Management Specialist, Inc., Albany Partnership Limited and Mariposa Technology, Inc;

      c. Year ended 31 March 2002: acquisition of a 71.9 per cent. economic interest (49.9 per cent. of voting share capital) in Easynet Group plc ("Easynet") and disposal of its 92 per cent. interest in ipsaris Limited as part of the same transaction in July 2001; disposals of the remaining 24 per cent. interest in Alstom S.A. in February and June 2001, the remaining 1.49 per cent. interest in Lagardere SCA in September 2001, Marconi Medical Systems Group in October 2001, a 6.5 per cent. interest in Lottomatica SpA in November 2001 and February 2002, Marconi Commerce Systems Group in February 2002, the Marconi Optical Components business in exchange for a 9 per cent. interest in Bookham Technology p.l.c. in February 2002 (pursuant to a subsequent agreement between Bookham Technology p.l.c. and Nortel Networks Corporation, Corp now owns approximately 6 per cent. of Bookham Technology p.l.c.), Marconi Data Systems Group in February 2002 and the 50 per cent. interest in General Domestic Appliances Holdings Limited in March 2002; and

      d. Six months ended 30 September 2002: disposal of the Group's Applied Technologies division in July 2002 and the Group's strategic communications business (Mobile) in August 2002.

RECENT DEVELOPMENTS

On 19 December 2002, plc announced that Corp had reached agreement with RT Group plc (in members' voluntary liquidation) and its subsidiary RT Group Telecom Services Limited ("RTSL"), on a return of capital from Ultramast Limited ("Ultramast"), a joint venture set up in December 2000. The agreement provides for Corp and RTSL to waive all outstanding litigation relating to Ultramast. The Court approved this reduction of capital and accordingly RTSL has assumed full control of Ultramast. The Group has received approximately L41 million in cash, which includes approximately L19 million which was paid into Court by Corp pending the outcome of a lawsuit between the parties in August 2002.

On 5 March 2003, plc announced that it had completed the disposal of two businesses from its Capital portfolio. The Group sold OTE SpA (its private mobile networks division, also known as TETRA) to Finmeccanica SpA for L2 million in cash, L4.8 million in assumed financial debt, and L8.2 million in assumed OTE debt to suppliers. Finmeccanica SpA has also agreed to release approximately L2.5 million to the Group from escrow relating to the August 2002 sale of Mobile (the Group's strategic communications business). On the same date, plc announced that it had completed the sale of Marconi Online to Coca Cola Amatil (N.Z.) Limited for NZ$2.95 million (over L1 million).

On 26 March 2003, Corp and plc entered into a definitive agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional upon the Corp Scheme becoming effective, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group. This settlement amount will be paid from the fund of up to L170 million which was to have been set aside by Corp, as part of the Restructuring, pending resolution of potential liabilities of Group companies to Barclays Bank PLC, Salomon Brothers International Limited and UBS AG in relation to the Group's ESOP derivative arrangements. The settlement has made available approximately L135 million in cash which forms part of the L340 million comprising the cash element of the Corp Scheme Consideration. Without the ESOP settlement, the L135 million sum would not have formed part of the Corp Scheme Consideration.

Further information relating to "Modern history" and "Recent developments" is set out in Appendix 5.

BUSINESS REORGANISATION

Following a profits warning announced on 4 July 2001, the Group undertook an operational review of its activities. The results of the operational review were announced in September 2001 and included a change of

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management with the appointment of a new Chief Executive Officer and an interim Chairman. It also covered the Group's markets, its operations and scope of business and focused on adapting the Group to the changed circumstances of the telecommunications market during the substantial decline in market demand for the Group's products and services. As a consequence of the review, the Group streamlined its activities and disposed of a number of businesses during the period ended 30 September 2002 (as further described under "Modern history" above). For the purposes of financial reporting, with effect from 1 April 2002, the Group divided its continuing operations into two segments: Core and Capital.

The Group divides its Core activities (for the purposes of financial reporting) into two main business types: Network Equipment, comprising Optical Networks, Broadband Routing and Switching ("BBRS"), European Access, North American Access, Outside Plant and Power ("OPP") and Other Network Equipment; and Network Services, comprising Installation, Commissioning and Maintenance ("IC&M") and Value Added Services ("VAS").

The Group's Capital activities comprise certain non-core businesses that the Group manages for value and ultimately for disposal. Activities in Capital include the Group's holding in Easynet Group Plc as well as a number of minor activities, assets and investments.

Following the Restructuring, it is intended that the Group will segment its business along geographic lines and report its US Businesses separately from its businesses based in Europe and the rest of the world. The US Businesses will comprise the BBRS, OPP and North American Access Businesses and related Network Services activities. European and the rest of the world based businesses will comprise the Optical Networks, European Access, Other Network Equipment and the rest of the Network Services activities.

BACKGROUND TO THE RESTRUCTURING

The Group has faced difficult trading conditions for some time. The impact of a period of rapid and unprecedented deterioration in the global telecommunications market has been compounded for the Group by the costs of a number of acquisitions made since 1998. These acquisitions, which were primarily for cash consideration, resulted in a substantial part of the debt burden being carried by the Group and, in the light of reduced market demand for the Group's products and services, the trading and cash flow performances of the acquired businesses have been running at levels well below those that were anticipated at the time of acquisition.

The Board of plc announced its intention, at its Annual General Meeting in July 2001, to initiate an operational review of the Group's business. The results of this review were announced in September 2001, along with the appointments of Michael Parton as Chief Executive Officer of plc, Derek Bonham as Interim Chairman of plc, Michael Donovan as Chief Operating Officer of plc as well as the management appointments of Neil Sutcliffe as chief executive officer of Marconi Capital and Geoffrey Doy as chief executive officer of sales and marketing of plc.

Against a background of further market deterioration early in 2002, plc announced on 22 March 2002 that Corp and plc had decided not to enter into new banking facilities to refinance Corp's then existing syndicated bank facilities. Following this decision, Corp and plc agreed to cancel the undrawn commitments under the existing facilities and agreed that the drawn portion under the Bank Facility (which was due for repayment on 25 March 2003) would be repayable on demand.

Following the decision not to refinance the then existing syndicated bank facilities the Business Plan was prepared. This Business Plan was presented to the Co-ordination Committee and the Informal Committee of Bondholders and was used by Corp and plc as a basis for formulating the Heads of Terms for the Restructuring. The Business Plan assumed that recovery in the Group's markets would not commence until the end of the calendar year 2003. A set of sensitivities were applied to reflect the scenario of more difficult market conditions, and in particular a delay in market recovery beyond the end of 2003. Given continuing uncertainty in market conditions, further revisions have been made to the Business Plan. In proposing the Restructuring, Corp and plc have assessed the proposed capital structure of Corp against the scenario of a delay in market recovery and are confident that the proposed capital structure of Corp is appropriate in circumstances where such a delay occurs. However, the Group cannot predict with any level of certainty the occurrence, timing or extent of any market recovery.

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On 29 August 2002, plc announced that Corp and plc had concluded Heads of Terms with the Co-ordination Committee and the Informal Committee of Bondholders for the financial restructuring of the Group.

On 13 September 2002, the Group announced that, in accordance with the Heads of Terms, interim security over the balance of the Lockbox Accounts established in April 2002 had been granted in favour of the Bank Creditors, the Secured Bondholders and Barclays Bank PLC (as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002). On 16 December 2002, the Group announced amendments to the terms of that interim security. Further details are set out in Parts D.1 and D.2.

On 16 December 2002, plc also announced modifications to the Heads of Terms by way of an addendum. On 7 February 2003, plc announced that Corp and plc had reached agreement in principle with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. On 18 March 2003 plc announced that documentation in relation to the proposed Restructuring had been filed with the Court and provided an update on certain aspects of the proposed Restructuring. On 26 March 2003 and 24 March 2003 respectively the required consents were received to certain pre-completion steps for the Restructuring from the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders.

Corp and plc do not currently anticipate that the Corp Group's day to day operations, in particular supplies to customers and the payment of suppliers and employees, will be significantly affected by the proposed capital structure of Corp following the Restructuring.

Further information relating to the Restructuring is set out in Part C of this Section and a discussion of the risk factors arising from implementation of the Restructuring is set out in Part F.2 of this Section.

RESTRUCTURING

Taking into account the cash to be distributed as part of the Restructuring and approximately L40 million of subsidiary-level bilateral loans and finance leases, the net indebtedness of the Corp Group immediately following the Corp Scheme becoming effective is expected to be approximately L117 million. The Corp Group is expected to retain approximately L602 million of cash immediately following the Corp Scheme becoming effective, of which approximately L167 million is expected to be restricted cash (see Part D.4 of this Section for further information about retained cash). These estimates assume that the Corp Scheme becomes effective on or around 19 May 2003 and that there is no increase in the cash element of the Corp Scheme Consideration (and consequential decrease in the amount of Junior Notes issued) as a result of any asset disposal prior to 1 May 2003.

Assuming the Corp Scheme is implemented in accordance with its terms, Corp Scheme Creditors will receive in aggregate:

      a.    CASH: L340 million cash;

      b.    NEW SENIOR NOTES: the euro equivalent (calculated at the Currency
            Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Corp denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

      c. NEW JUNIOR NOTES: the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Corp denominated in US dollars with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Corp's option, in kind (by issuing additional New Junior Notes) at a rate of 12 per cent. per annum; and

      d. NEW SHARES: 995,000,000 ordinary shares, representing 99.5 per cent. of the issued ordinary share capital of Corp immediately following the implementation of the Restructuring.

The cash element of the distribution will be increased by the net proceeds of any asset disposals, other than L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of the sterling amount

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by which the cash element is increased (such calculation to reduce the L117.27 million figure referred to in c. above).

The New Notes may be redeemed at Corp's option in whole, but not in part, at any time at a redemption price equal to the greater of (i) 110 per cent. of their principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the New Senior Notes and New Junior Notes, as applicable, plus, in each case, accrued interest. Under the terms of the New Notes, Net Proceeds of non-exempt asset disposals must be applied to redeem first the New Junior Notes and then, under certain circumstances, the New Senior Notes. For further information, see Part C.3 of this Section and Appendix 8.

In order to support the Group's working capital requirements following the Restructuring, Corp and Marconi Bonding Limited have entered into the Performance Bonding Facility (a L50 million committed performance bonding facility provided by HSBC Bank plc and JPMorgan Chase Bank) and Marconi Communications, Inc. has entered into the Working Capital Facility (a US$22.5 million revolving facility provided by Liberty Funding L.L.C.). The Performance Bonding Facility is conditional on the Corp Scheme becoming effective.

A brief description of the terms and conditions of the Performance Bonding Facility and the Working Capital Facility is set out in Part D.4 of this Section. Certain risks associated with working capital are set out in Part F of this Section.

The Corp Scheme is not conditional upon the plc Scheme becoming effective and Corp is satisfied that it will be able to implement the Corp Scheme whether or not the plc Scheme becomes effective. Corp is satisfied that, if the Corp Scheme is implemented, the Corp Group will be sufficiently ringfenced from plc that the Corp Group will be able to operate effectively, even if plc has been forced to commence an insolvency proceeding.

RINGFENCING OF US ASSETS

As part of the Restructuring, it is proposed that Corp's US Businesses, namely the North American Access Business, BBRS Business and OPP Business, be contractually separated or ringfenced from the rest of the Group (the "US RINGFENCING").

Specific details of the US Ringfencing include:

      a. Marconi Communications, Inc. and its subsidiaries which contain the North American Access Business, BBRS Business and OPP Business will constitute the Ringfenced Entities that are contractually separated from the Non-Ringfenced Entities. While the business units involved are located predominantly in the United States, the Ringfenced Entities will not be limited to subsidiaries that are organised or incorporated under the laws of the United States, the states thereof or the District of Columbia and will also include subsidiaries owned by Marconi Communications, Inc. that are organised and incorporated under the laws of other jurisdictions including Ireland, Mexico and Switzerland;

      b. the covenants in the indentures governing the New Notes will significantly restrict the type of financial, operational and other dealings that the Non-Ringfenced Entities can have with the Ringfenced Entities. The covenants in the New Notes will also require Corp to separate the North American Access Business, BBRS Business and OPP Business into separate subsidiaries (or groups of subsidiaries) within the US Ringfencing no later than the second anniversary of the issue date of the New Notes. Moreover, the Non-Ringfenced Entities will generally be prohibited from providing funding for any of the Ringfenced Entities and, following the separation of the three principal businesses within the US Ringfencing, the North American Access Business, BBRS Business and OPP Business will generally be prohibited from providing funding to each other;

      c. the Ringfenced Entities will enter into various agreements with the Non-Ringfenced Entities necessary to ensure that from the Effective Date those dealings that are permitted with each other will be provided in the ordinary course of business on an arm's length basis or otherwise as required or permitted by the covenants in the indentures governing the New Notes.

A discussion of risk factors associated with the US Ringfencing is set out in Part F of this Section.

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A.3   MARKET ENVIRONMENT AND BUSINESS STRATEGY

MARKET ENVIRONMENT

The late 1990s saw unprecedented growth in capital expenditure on telecommunications equipment as established and new operators invested in increased capacity to meet expected growth in both data and mobile traffic. Although data and mobile traffic has grown it has not grown as strongly as expected and operators' turnover has not matched the investment in capacity; both new and incumbent carriers have become overextended financially and capital spending has been dramatically curtailed. In this environment, telecommunications equipment vendors, like the Group, have experienced substantial declines in turnover. The speed of this decline has been far greater than anticipated and, in this environment, the Group, along with its major competitors, has been unable to reduce the cost base of the business at the same rate and consequently has experienced a significant decline in business performance.

Corp and plc consider that the slowdown in network equipment sales has been driven primarily by oversupply rather than reduced demand in the end-user telecommunications services markets. Underlying data and mobile traffic growth, driven by broadband, data and mobile services, remains quite strong and, as this absorbs installed over-capacity, Corp and plc believe carriers will invest in additional infrastructure.

BUSINESS STRATEGY

As a provider of networking technology and services that enables telecommunications operators to evolve narrowband networks to next generation broadband and mobile networks, the Group is now focusing its strategy around:

      a. nurturing pre-existing relationships with its customers in current generation technologies (for example Synchronous Digital Hierarchy ("SDH") and then evolving these customer networks over time to the next generation Dense Wavelength Division Multiplexing ("DWDM") optical networks);

      b. development and effective marketing of genuine "best in class" solutions; and

      c. developing and enhancing the services offered to existing and new customers.

The Group has taken extensive action to reduce the scope of its activities and to rationalise or curtail non-core areas. The Group's near-term objective is to restore its Core businesses to operating profitability (before goodwill, amortisation and exceptional items) and generate positive operating cashflow (before exceptional cash costs). In the longer term, the Group aims to develop and expand its product portfolio and markets on a basis that is consistent with its business strategy.

The Group considers that partnerships, where research and development and routes to the market are shared for mutual benefit, will be an increasingly important factor in the industry and expects the Group to be an active participant in such partnerships.

Business positioning

Development of the Optical Networks business is a strategic priority for the Group. The Group's objective is to maintain a leading position in the European optical networking markets and to build market share in Central and Latin America as well as the Asia Pacific region. Development of the Network Services businesses is the Group's other key strategic objective with the aim of increasing its turnover derived from such services activities.

The Group is also seeking to increase market share in selected product and geographic markets where it has strong customer relationships. Accordingly, the Group will deploy resources in developing its portfolio of fixed wireless transmission and access products as well as its Access Hub multi-service access node.

The Group believes that it has a number of developing or newly developed products which are potentially "best in class" where it has yet to penetrate major new telecommunications company customers. In particular, the

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Group is focused on developing the North American market for its leading-edge range of multi-service switches and the UK market for its unique class 5 Softswitch solution.

The Group's OPP and North American Access Businesses are being managed for value and ultimately for disposal. The proceeds of these disposals will be used to repay part of the New Junior Notes. The North American Access Business may be sold prior to 1 May 2003, in which event the net proceeds of the disposal will be applied to increase the cash element of the Corp Scheme Consideration (and the aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of that amount).

Organisational efficiency and effectiveness

Since September 2001, the Group has embarked on a sequence of substantial cost reduction programmes to reduce sales and marketing, general and administrative and research and development overheads. These programmes remain in place and continue to deliver cost reductions.

Organisationally, extensive rationalisation will continue to be an important part of the Group's strategy in order to reduce costs in all areas of production and overhead. In particular, the supply chain will continue to be restructured to remove excess capacity and reduce break-even points.

As part of this strategy, the Group will retain control of functions only where it possesses key competencies. Other functions, such as the manufacturing of non-complex products, will continue to be outsourced and the supply chain cost base will be rationalised to a level more in line with expected sales volumes.

A.4   GROUP'S PRINCIPAL ACTIVITIES

plc is the holding company of the Group, and was incorporated as a public limited company in England in 1999. It conducts its commercial activities primarily through Corp and Corp's subsidiaries.

Both Corp and plc are subject to the requirements of the Act and the Companies Act 1989.

The Group is headquartered in London with principal operating sites in Coventry, Beeston, Chorley, Camberley, Liverpool, London, Stafford and Wellingborough
(UK); Florida, Pennsylvania, Ontario, Georgia, Mississippi, North Carolina, Illinois, Texas and Montreal (US and Canada); Genoa, Marcianise and Pisa (Italy); Backnang, Offenburg, Frankfurt and Radeberg (Germany); Madrid (Spain); Melbourne and Sydney (Australia); Beijing, Guilin and Hong Kong (China); Darulam and Kuala Lumpur (Malaysia); Auckland (New Zealand); New Delhi (India); Riyadh (Saudi Arabia); Dubai (United Arab Emirates); Springs (South Africa); Sao Paulo and Votorantim (Brazil); and Naucalpan de Juarez and Huixquilucan Edo de Mexico (Mexico).

For the purposes of financial reporting, with effect from 31 March 2002, the Group divides its continuing operations into two segments: Core and Capital.

CORE BUSINESSES

For the purposes of financial reporting, the Group divides its Core activities into two main business types: Network Equipment, comprising Optical Networks, BBRS, European Access, North American Access, OPP and other Network Equipment; and Network Services, comprising IC&M and VAS.

The Group's customer base includes telecommunications companies and providers of internet services for their public networks, and certain large corporations, government departments and agencies, utilities and educational institutions for their private networks.

Sales, marketing and distribution

The Group sells its network equipment and network services using its direct sales force as well as indirect channels such as local partners and distribution partners. The Group's sales activities include sales and marketing organisations in all major geographic regions. There are specialised product marketing groups which support these organisations internally and a central marketing staff which provides strategic direction and customer and market communications support for these organisations externally. Each of these regional organisations has responsibility for account management, sales, technical support and contract negotiation.

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The Group's distribution partners include Ericsson, Italtel, Nokia and Siemens. A seven-year agreement with Ericsson was signed in July 1999 that allows Ericsson to market the full range of the Group's SDH equipment throughout the world. In June 2002, the Group announced an additional seven-year agreement enabling Ericsson to source its range of next-generation DWDM optical networking equipment as well as encompassing the existing 1999 agreement on SDH equipment. The Group also entered into a five-year agreement with Nokia in November 1999 to market the Group's SDH and DWDM systems.

Customers

The Group benefits from the continued support of its strong customer base which comprises mainly well-established incumbent telecommunications operators and government agencies.

The main customers of the Group's network equipment and services include BT, the Metro City Carriers in Germany, Telecom Italia, the UK Government and Vodafone Group in Europe; BellSouth, Qwest, SBC, the US Federal Government and Verizon in the United States; China Railcom, China Telecom, China Unicom, Telkom Malaysia and Telstra in the Asia-Pacific region; and Brasil Telecom, Telecentro Oeste, Telcel, Telefonica and Telmex in Central and Latin America. These customers accounted for 51 per cent. of the turnover of the Core businesses during the six months ended 30 September 2002.

Customers of the Group's Optical Networks and European Access Businesses are predominantly based in Europe as well as in Asia-Pacific and Central and Latin America. Customers of the Group's BBRS, OPP and North American Access Businesses products and services are predominantly based in the Americas. In addition, the Group provides network services to a number of customers in the transportation and utility sectors, mainly in Europe.

Except for BT, each of the Group's customers accounted for less than 5 per cent. of the Group's total turnover and Core turnover for the financial year ended 31 March 2002. For the same period, BT accounted for approximately 9 per cent. of the Group's total turnover and 14 per cent. of the turnover of its Core businesses. During the six months ended 30 September 2002, BT accounted for 15 per cent. of the Group's total turnover and 17 per cent. of the turnover of its Core business. A discussion of certain risks associated with the Group's reliance on a relatively small number of customers is set out in Part F of this Section.

The Group has entered into frame contracts with most of its major customers. While the terms of the frame contracts vary from customer to customer, such contracts generally set out the terms and conditions (including pricing) on which the Group will supply a customer with products and services. The length of frame contracts varies from customer to customer and can range from 12 months to five years. Some of the frame contracts establish price and volume expectations which provide the Group with some visibility of expected sales during the terms of the contracts. However the frame contracts do not typically guarantee the volume or value of products or services actually supplied by the Group, which remain at the discretion of the relevant customer. Near the end of their term, some frame contracts impose an obligation on the parties to negotiate in good faith to agree an extension of the contract.

In some cases, frame contracts contain change of control clauses which may give rise to a termination right as a result of the Restructuring. In any event, customers are not normally contractually bound under their frame contracts to purchase products or services solely from the Group. Customers also often have the right to terminate a frame contract after a specified notice period. Notwithstanding the flexibility customers have in terms of the volume and value of the orders they place and whether they place those orders with the Group or one of its competitors, customers will often have a commercial incentive to continue to purchase all of their requirements for certain types of products and services from (and to have those parts of their networks serviced by) the Group.

A discussion of certain risks associated with termination rights triggered as a result of the Restructuring is set out in Part F of this Section.

NETWORK EQUIPMENT

The Group designs and supplies communications systems that transmit and switch voice, data and video traffic predominantly in public networks. The Group's Network Equipment products include optical networking

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systems, broadband and narrowband switches, routers and aggregation devices, wireless transmission systems and software management systems. In addition, the Group sells outside plant and power products for use in communications networks.

Aggregate sales for the Group's Network Equipment businesses for the financial year ended 31 March 2002 were L1,804 million (39.5 per cent. of total Group sales) compared to L3,359 million (48.4 per cent. of total Group sales) in the year ended 31 March 2001 and L2,583 million (45.1 per cent. of total Group sales) in the year ended 31 March 2000. Aggregate sales for the Group's Network Equipment businesses for the six months ended 30 September 2002 were L600 million (54.2 per cent. of total Group sales).

Overview of the public network market

Historically, government-owned or government-regulated monopolies have operated public networks, which traditionally transmitted voice calls between users. Privatisation and deregulation of public networks contributed to the entry of a large number of new companies into the public network market, offering new voice, data and video services.

The public network markets in which the Group operates are highly competitive. The Group's principal competitors include Alcatel, Cisco Systems, Ericsson, Fujitsu, Lucent Technologies, Nortel Networks and Siemens. The primary method of competition in the public network market is the widespread use of open bids for equipment purchases. Buyers use a combination of factors to evaluate bids, including price, technical compliance, ability to deliver in the required timescale and provide after-sales support, financial stability and long-term viability. A number of competitors have substantial technological and financial resources (including research and development resources) and operate in all significant market segments of the industry. As the public network and private network markets converge, other specialist companies in the information technology sector may also emerge as strong competitors. In addition, competitors may emerge in rapidly developing telecommunications markets such as China. A description of risk factors relating to the Group's ability to remain competitive through R&D investment is set out in Part F of this section.

A typical public network can be portrayed as comprising three high level layers. These are the service, switching and transport layers. Traffic in the network is moved around the network by equipment in the transport layer and routed to different points in the network by equipment in the switching layer. Equipment in the services layer defines and makes available the service associated with each particular class of network traffic, for example voice, data or video services. Public networks, which comprise the three layers above, can typically be either access, metro or core networks, depending on the connections they establish. The access network typically connects an end user of a service to a network operator's local exchange (where switches are located). The core network usually connects an operator's major points of presence, for example, the routes between two cities. The metro network typically provides connections between the access and core networks - for example, between a major city and the various local exchanges or points of presence within a particular geographic region.

The Group's equipment can be found in most parts of the typical public network with its optical products predominantly operating in the transport layer, its multi-service switches and Softswitch in the switching layer and its range of access products found in most layers of the access network.

Optical Networks

Communications service providers primarily use three technology standards, SDH, SONET and DWDM, to transmit voice, data and video traffic over fibre optic communications networks. DWDM is a relatively new transmission standard that is used worldwide. SDH is the digital transmission standard that is used in most regions except North America and Japan, where SONET is the predominant standard that is used. In June 2002, the Group announced that it was ceasing development of its SONET products because of continuing weak market conditions. The Group has not made material sales of SONET products. The Group's Optical Networks products contributed 16.1 per cent. of total Group sales in the year ended 31 March 2002 and 21.9 per cent. in the six months ended 30 September 2002. During the latter period, sales were predominantly in Europe and Asia, with the remainder from the Americas.

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The Group has focused its development on a comprehensive range of optical transmission equipment based on SDH and, more recently, DWDM. A discussion of the risks associated with the telecommunications market is set out in Part F of this Section.

      a. Synchronous Digital Hierarchy: The Group was a pioneer of SDH technology following its introduction in the early 1990s, and has continued to introduce next generation SDH products. The Group is a leading supplier of SDH transmission equipment within Europe and has a tenable position in other markets including the Asia-Pacific market. SDH contributed approximately 85 per cent. of the Optical Networks Business's sales in the year ended 31 March 2002 and approximately 80 per cent. in the six months ended 30 September 2002.

            The Group's add-drop multiplexers transport voice, data and video traffic streams over ring-based optical fibre networks to provide protection against network failures. The Group's line systems transport high-capacity voice, data and video traffic streams between major traffic centres. The Group also supplies cross-connects to provide points of flexibility and restoration within an SDH network and to switch traffic streams from one transmission line to another. Over the next twelve months, the Group intends to launch a number of more cost effective next generation SDH products with greater functionality, for use both in core networks and for connecting residential and business customers to the core network, such as its SMA Series 4 range of add-drop multiplexers and the MSH range of cross-connects announced in September 2002.

      b. Dense Wavelength-Division Multiplexing: DWDM is the transmission of closely spaced signals through a single optical fibre using wavelengths, each of which functions as a separate, independent signal, and allows the capacity of installed optical fibre to be increased substantially to meet future growth in demand for voice, data and video traffic capacity. The Group's DWDM equipment is complementary to the Group's SDH equipment and enables service providers to increase significantly the bandwidth of installed fibre optic cabling and still use the existing network infrastructure. Over the past few years, the Group's share of the next generation DWDM market in Europe has grown significantly.

            The Group has already established a tenable market position with its photonic line system ("PLx"). The Group has recently launched a soliton-based, ultra-long-haul photonic line system ("UPLx") that extends the distance that traffic can be transported before regeneration of the signal is required. The Group is developing this product specifically for ultra and extended long-haul DWDM networks which will have much higher per fibre capacity than SDH or SONET networks. The Group has announced its first order for this product in Australia. In 2000 the Group launched a remotely re-configurable photonic add-drop multiplexer ("PMA"). This product allows traffic streams to be inserted and removed from a transmission ring without disturbing other traffic streams. The Group has also developed a range of point-to-point and ring-based Metro products ("PMM"). DWDM contributed approximately 15 per cent. of the Optical Networks Business's sales in the year ended 31 March 2002, and approximately 15 per cent. in the six months ended 30 September 2002.

            The Group's DWDM equipment is complementary to the Group's SDH equipment and the Group intends to take advantage of its positions in the SDH markets of Europe, Central and Latin America and Asia Pacific to sell its DWDM products to its existing SDH customer base as well as to new customers wishing to make a cost effective and simple increase in their available bandwidth.

The Group's transmission equipment is managed by its network management system (ServiceOn). ServiceOn provides a broad range of management functions required by a network operator. It can be used by service providers to remotely re-configure their networks in accordance with changing traffic patterns. ServiceOn also provides network performance information and has fault detection capability to support the day-to-day operation of the network.

The Group's broad portfolio of Optical Networks products, coupled with scalability and ease of upgrade, enables it to sell optical networks to its customers which optimise network design and cost for those customers. The Group's focus on overall optical networks solutions, rather than single product solutions, enables it to design

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more cost effective networks and to integrate future product offerings over the life of frame contracts. The Group believes that its installed base of SDH equipment, deep customer relationships, superior knowledge of the incumbent network design, and interoperability of its products with that installed base of SDH equipment, are an important competitive advantage for both the existing and new SDH and DWDM product ranges.

The Group's objective is to maintain a leading position in the European optical networking markets and to build market share in the Asia Pacific region as well as Central and Latin America.

Broadband Routing and Switching

In 2001, the Group refocused its technical and commercial resources in the BBRS Business towards customers requiring more resilient networking platforms of the sort found in carrier class networks, namely government and military agencies, selected telecommunications service providers and other large corporations. BBRS also continues to provide support services to its approximately 1,000 US Federal Government service provider and enterprise customers. The Group's single largest customer of BBRS products is the US Federal Government with whom the Group has enjoyed a long relationship. To date, this has resulted in an installed base of BBRS products in US Federal Government communications networks of approximately US$1.3 billion in value.

The BBRS Business contributed 4.6 per cent. to the Group's sales in the year ended 31 March 2002 and 6.6 per cent. in the six months ended 30 September 2002. The BBRS Business' sales are made predominantly in the North American market and these sales accounted for 4.3 per cent. of total Group sales in the latter period.

The Group's products address the three principal packet-oriented protocols in use today: asynchronous transfer mode ("ATM"); internet protocol ("IP"), and multi-protocol label switching ("MPLS"), an emerging standard which provides greater predictability, Quality of Service ("QoS") and differentiated service levels for IP-based data, voice and video communications when compared with services available over traditional, connectionless IP networks.

The Group's principal products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points, as well as determine the optimal route across the network. In addition, the Group also develops and sells a range of integrated access devices ("IADs") which are cost-effective solutions supporting converged voice, data and video transmissions over a single circuit. The Group has focused on the sale and support of its ASX-200BX, ASX-1000 and ASX-4000 range of multi-service switches, while continuing the development of its recently-launched next generation BXR-48000, which the Group believes provides the highest capacity of any multi-service switch currently available in the telecommunications industry.

The Group's switch-router product platforms, such as the ASX-4000 and BXR-48000 are designed to support communications traffic transmitted by ATM, IP and MPLS protocols. They are designed to enable operators to build on their existing switching and routing infrastructure to continue to support their legacy services while offering the flexibility and scalability to roll-out next generation IP, wireless and packet voice services. They are also designed to enable operators to reduce their capital investment and operating costs.

The ASX-4000 can switch at transmission speeds ranging from 10 to 40 gigabits per second ("Gbps") and can be positioned either within the core, or at the edge, of service provider networks or high-capacity private networks. Recent developments of the ASX-4000 switch include applications to allow service providers to transport voice traffic over packet switched infrastructures such as ATM ("VoA") or IP ("VoIP").

The BXR-48000 can operate at transmission speeds ranging from 40 Gbps to 480 Gbps. It can be configured as a very high capacity router or a very high capacity switch. Routers function in the IP ("packet") networking domain, while switches typically operate in the traditional voice, Frame Relay and ATM domains. In March 2002, following technical trials on the first BXR-48000 unit, the US Department of Defense's Naval Research Laboratory ("NRL") demonstrated the high performance, high security, speed, reliability and functionality of this product and subsequently, in September 2002, the US Department of Defense placed a firm order for the product. The military-grade capabilities demonstrated by the BXR-48000 are equally applicable for the voice, video, data and multiservice networks of service providers and large non-military institutions. In December 2002, the Group announced a further sale of the BXR-48000 to a leading European financial institution.

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The Group also provides support services to customers of its BBRS products. The Group reports these revenues within its Network Services segment. The BBRS Business service offerings range from routine technical support and assistance for its switch-routers, to dedicated, on-site project and programme support for complex network environments.

Within the broadband switching and routing market, the Group believes that the IP router market will be a significant source of potential growth in the longer term due to the continued growth in IP traffic and the launch of new services such as VoIP. It should be noted, however, that the introduction of these new services is dependent on the development of technologies that permit the "toll-grade" transmission, over IP, of voice and real-time multimedia services. In the meantime, concern from carriers and security sensitive private network operators over the security and reliability of their networks are expected to lead to continued growth in the ATM market.

Consequently, the Group intends to continue to focus its research and development on the further development of its multi-service products which support ATM, IP and MPLS protocols. In particular, the Group's BBRS equipment is designed to enable carrier operators to address the divergent demands of today's difficult market environment. The market demands continued support for the ATM networks that transport today's services as well as providing a safe and viable migration path for the convergence of these networks with data oriented IP networks. The BXR-48000 is a key strategic platform through which the Group aims to deploy further its range of BBRS products into the networks of large telecommunications providers.

As part of the Restructuring, it is proposed that the BBRS Business be contractually separated or ringfenced from the rest of the Group.

European Access

Access equipment connects the end user to a service provider's switch or local exchange across what has been traditionally known as the "last mile" or "local loop". This is the physical wire, fibre or wireless link that runs from a subscriber's telephone set or other communications device to the service provider's local exchange. The Group designs, manufactures, sells and supports a range of access equipment which maximises the capabilities of physical transport media, including copper telephone lines, fibre optics, and both licensed and unlicensed wireless spectra. The Group's access systems activities have undergone significant rationalisation and are now focused on leveraging the Group's reputation and relationships in Europe to continue penetration of key customers with fixed wireless, Access Hub and voice software systems. The European Access Business contributed 8.4 per cent. of total Group sales in the year ended 31 March 2002 and 11.6 per cent. in the six months ended 30 September 2002. During the latter period, approximately 85 per cent. of the European Access Business sales were in Europe, 12 per cent. in Asia Pacific, with the remainder in Central and Latin America.

The principal access systems products are:

      a. Digital Subscriber Line Access Multiplexers ("DSLAMs"): These products are typically located within an operator's local exchange on one end of the subscriber loop providing broadband internet/DSL data services. The Group's Access Hub, which can be configured as an advanced high density DSLAM also incorporates integrated ATM edge switching and IP multi-casting functionality, enabling it to perform as a broadband aggregator for multiple applications including voice, video and data services as well as providing conventional DSLAM functionality, such as asymmetric digital subscriber line (ADSL) capabilities. This next generation product offers one of the highest port densities available in the industry and is optimised for ease of configuration and management. The Group launched its Access Hub platform in 2001 and has already won two major frame contracts with Telecom Italia and Telkom (South Africa). Other customers include Wind (Italy).

      b. Fixed Wireless: The Group's Skyband MDRS product family encompasses the Group's point-to-point ("PtP") portfolio which offers long and short haul SDH transmission for services ranging from trunk networking, local access bypass and mobile network feeder applications. The Group's Skyband MDMS point-to-multi-point ("PtMP") portfolio offers cost-effective broadband wireless solutions ranging from 2.4 Ghz to 32 Ghz, depending on the country's frequency

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            allocation, and supports subscriber voice and broadband data, using both standards-based and optimised techniques. The Group's radio planning and installation services enhance the Group's ability to offer customised, cost-effective solutions for network operators and service providers. The main customers of the Group's range of fixed wireless access products include mmO(2) (Germany), and E-plus (Germany).

      c. Voice Systems: The Group provides switching hardware and software to telecommunications and media carriers in both legacy narrowband and next generation networks. The three main activities are:

            (i) Narrowband Switch Support: The Group continues to supply upgrades and extensions to its significant installed base of narrowband voice telephony systems (System X). The majority of this installed base is in the UK. Upgrades and extensions have been driven by the need for operators to adapt their networks to changing traffic patterns, predominantly caused by the growth in Internet traffic.

            (ii) Softswitch: This next generation product is a system which builds on many of the features of the narrowband switch allowing network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. The Group's Softswitch is currently one of only a limited number of products, offering full class 5 capability available in the market. It can therefore address both public and private network applications and has been designed to allow customers significantly to reduce the cost of operating their networks. The Group's Softswitch has been installed in the Dubai Marina project where it is currently delivering voice and multimedia services and is undergoing trials with a number of customers in the United Kingdom. In December 2002, the Group announced the sale of its Softswitch system to support Jersey Telecom's roll out of a suite of commercial and residential broadband services.

            (iii) Intelligent Networks:  As legacy narrowband services have evolved, operators have experienced an increasing need to provide additional value added services that can be billed to individual subscribers. Corp and plc believe that the Group's Intelligent Networks products are amongst the leading products in the UK market in the provision of hardware and software for fixed networks that allows carriers to offer a range of enhanced voice services, beyond those contained in existing narrowband switching products. These services, such as 0800 numbers, voicemail, call waiting and ringback, can be controlled from a small number of service points where data and applications can be stored and updated centrally. Intelligent Network products also work with switches from other manufacturers, increasing their attractiveness to operators whose systems contain a range of products.

            The services offered by these products provide differentiating capability for the Group's customers. The Group therefore undertakes directly customer funded developments as well as Group-funded research and development. The Voice Systems activities' primary geographical market is the UK where the Group has a strong position in the UK circuit switching market, and the Group is an equipment supplier to customers such as BT, Cable and Wireless, NTL and Telewest, each of whom relies on the Group for upgrades and care and maintenance of installed equipment. The Group's narrowband switching products are deployed in approximately 70 per cent. of BT's local telephone exchanges and are central to the UK public service telephone network ("PSTN"). The Group's initial market entry for its new Softswitch product is seen as the confluence of the growth in IP Voice, IP managed VPN, and the growth of DSL. This creates an opportunity to develop a new range of cost-effective services for corporations, by extending the reach of their private networks to smaller locations and, through DSL connectivity, uniquely to home workers.

            Initially, establishing the Softswitch as a major supplier in this sector will provide the foundation for further expansion into small to medium sized enterprises and then pure residential services (as opposed to corporate home worker).

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      d. Other Access Products: The Group has a range of other access products that are deployed in its customers' networks, including its Deep Fiber DMP product. This product brings the high bandwidth of the core fibre network into the access network.

North American Access

The Group designs, sells and supports a range of copper and fibre based access platforms for markets that use North American communications standards. The Group's largest customers are BellSouth and Sprint and the Group is one of the main suppliers of digital loop carrier systems by market share in North America. The North American Access Business contributed approximately 5 per cent. of total Group sales in the six months ended 30 September 2002.

The Dutch Link Control (DLC) DISC*S(R) family of products provide copper based access for voice and data services. The Group has provided over ten million lines of digital local loop equipment based on the DISC*S(R) platform throughout the United States, and has recently introduced a smaller footprint broadband high density version of the platform.

The Group's fibre to the curb solutions support a mix of voice, broadband data and video services to each customer. They deploy fibre all the way to a curbside pedestal and utilise copper or coax cables only for the short final drop to the customer's premises.

As part of Restructuring, it is proposed that the North American Access Business be contractually separated or ringfenced from the rest of the Group. The North American Access Business has undergone significant rationalisation and is being managed for value and ultimately for disposal. The proceeds of this disposal will be used to repay part of the New Junior Notes. The North American Access Business may be sold prior to 1 May 2003, in which event the net proceeds of the disposal will be applied to increase the cash element of the Corp Scheme Consideration (and the aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of that amount).

Outside Plant and Power

The Group is one of the major providers of OPP products and services in North America. The Group is one of the major suppliers to Qwest, Verizon, BellSouth, SBC, Sprint, AT&T and WorldCom. In addition, the Group is a supplier to AT&T, Verizon, Cingular, Telcel and US Cellular. The Group currently has contracts to provide services to Bechtel in the building of wireless networks for AT&T and Cingular. The OPP Business contributed 5.4 per cent. of total Group sales in the year ended 31 March 2002, and 7.2 per cent. in the six months ended 30 September 2002.

The OPP Business has three primary product lines:

      a. Outside Plant supplies connection, protection and enclosure products for the local loop, and is a supplier in enclosure design such as thermal management and analysis, water and dust intrusion, equipment packaging techniques and corrosion resistance. Although these are primarily passive hardware products, the trend of placing sensitive electronics outside the local exchange and closer to the subscriber requires increasingly sophisticated enclosures and static protection. The connection and protection products include distribution pedestals, building entrance terminals, cross connect terminals, cable television enclosure products, fibre optic splice enclosures, large electronic configuration cabinets, central office main distribution frames, heat management systems, power surge protection devices and connection blocks and terminals. The enclosure products are metal and plastic cabinets that house equipment such as power supplies, connection products, and digital and wireless transmission equipment.

      b. Power supplies power systems to service providers and telecommunications equipment manufacturers for the local loop, local exchange switching, wireless sites and other customer equipment such as computer networks. The Group's power products and systems include large power systems for local exchange applications, smaller cabinet power systems with "plug and play" flexibility, modular power systems, custom power subsystems sold to OEMs, DC distribution

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            and DC-DC conversion systems and traditional ringing and signalling equipment. The Group's family of power products is marketed under Vortex(R), Lorain(R) and other brand names and is based on a single integrated platform suitable for multiple wireline and wireless applications. This microprocessor-based "plug and play" architecture allows for software-based configuration, management, monitoring and local and remote power system access that is easily expanded for system configuration and control.

      c. Services provides customers with software that allows for remote monitoring and control of power systems as well as complete programme management support for communications systems deployment. Additionally, the Group provides a range of customer services, including site contract maintenance and breakdown service, spare parts provisioning, equipment depot repair, and training.

The OPP Business' principal geographic markets are in North America and Central and Latin America.

As part of the Restructuring, it is proposed that the OPP Business be contractually separated or ringfenced from the rest of the Group. OPP is being managed for value and ultimately for disposal. The proceeds of this disposal will be used to repay part of the New Junior Notes.

Other Network Equipment businesses

Other Network Equipment businesses contributed 2.6 per cent. of total Group sales in the year ended 31 March 2002, and 2.6 per cent. in the six months ended 30 September 2002. These comprise mainly the following businesses:

      a. Marconi Interactive Systems ("MIS"): MIS manufactures payphones and multimedia terminals which range from an indoor "desk top" phone through to sophisticated street multimedia terminals which have voice telephony and internet access capability. The business is predominantly UK-based and sells primarily to the major public network customers such as BT, Telecom Italia, Singtel, Telenor, Teledanmark and, through Loxley Business Information Technology Company Limited, TelecomAsia.

      b. Network Equipment -- South Africa: The Group's operations in South Africa include the design, manufacture and supply of a range of terminal products including telephones, PABX key-systems and public payphones. On 23 December 2002, the Group disposed of its 51 per cent. interest in its optic fibre cable and copper cable business (ATC (Proprietary) Limited).

NETWORK SERVICES

The Group's Network Services activities comprise a broad range of support services to telecommunications operators and other providers of communication networks. The Group supports both its own products as well as those of other vendors of network equipment.

Aggregate sales of all Network Services activities for the financial year ended 31 March 2002 were L969 million, (21.2 per cent. of total Group sales), compared to L1,016 million (14.6 per cent. of total Group sales) in the year ended 31 March 2001 and L543 million (9.5 per cent. of total Group sales) in the year ended 31 March 2000. Aggregate sales in the six months ended 30 September 2002 were L392 million (35.4 per cent. of total Group sales).

Overview of the Network Services market

The substantial reduction in sales of network equipment has led to corresponding reductions in the network planning, installation and commissioning services associated with the sales of new products. However, as network operators have sought to reduce expenditures to cope with excess capacity, the requirements for maintenance and support have continued and in some cases new opportunities have emerged as operators have sought to consolidate vendors and outsource additional services. Corp and plc believe this is a trend that is expected to continue and to mitigate, to some extent, the decline in sales of services related to new products sales.

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The fragmented nature of the network support services market means there are no dominant competitors in the provision of services to the public network market. However, major telecommunications vendors, such as Alcatel, Cisco Systems, Ericsson and Lucent Technologies are extending their service capabilities to offer total solutions in direct competition to the Group. Major information technology and systems integrators, such as CSC, EDS and IBM, are now offering telecommunications solutions to their customers. Furthermore, independent service and support organisations such as Dimension Data and Telindus offer a broad portfolio of services.

The principal method of competition in this market is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

Service offerings

The Group provides plan, build and operate support services to both fixed line and wireless network operators in many countries around the world. The Group targets customers in the service provider, large scale "carrier class" markets and in the government, transport and utilities sector. The services segment has two main sub-groupings:

Installation, Commissioning and Maintenance comprises the following activities:

      a. Customer Fulfilment provides project management, installation and commissioning, field engineering support and customer training. The main markets are the UK, North America, Germany and Italy. The North American activities are associated with the OPP Business and will be included in the Ringfenced Entities post-Restructuring.

      b. Managed Services supports the installed base of the Group's equipment worldwide through technical support, on-site maintenance and spares & repairs management. Managed Services also remotely monitors, manages and supports customers' live networks. Services are provided from a global network of technical assistance centres ("TACs"), stock hubs and network operation centres ("NOCs"). The Group operates thirteen TACs (five in the US, two in the UK, two in the rest of Europe, two in Canada and one in each of Japan and Australia) offering around-the-clock telephone assistance to customers. It also has five NOCs (one in each of Australia, Germany, Italy, the UK and the US) for remote monitoring, fault diagnosis and network repair. The Group can support its own product range as well as products supplied by other communication equipment companies.

      c. Operational Support Systems provides the software systems and systems integration services that enable operators to maximise the efficiency of their networks and the quality of the services they provide to customers.

The bulk of these services are related to the sale of the Group's products, although there is also considerable experience of working with equipment from other vendors.

Value-Added Services comprise the following activities:

      a. Integrated Systems provides plan, build and operate services on major complex projects for non-telecommunications businesses in market sectors such as transportation and government. The projects involve planning, building, operating and supporting carrier class telecommunications infrastructure and are generally long-term. The principal geographical markets are the UK, Germany and the Middle East.

      b. Wireless Services provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for site acquisition, mast design and construction, radio frequency cell site planning and network optimisation. The Group's radio planning and installation services enhance the Group's ability to offer customised, cost-effective solutions for network operators and service providers. In North America the primary focus is on radio cell site planning and network optimisation. In Europe, the Middle East and Africa (EMEA), the principal geographical markets are the UK, Saudi Arabia, the Netherlands and Germany.

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      c. Managed Services provides customer support services associated with the Group's BBRS equipment. These will be included in the Ringfenced Entities post-Restructuring.

The services businesses have developed within the Group over a number of years. In EMEA, installation and commissioning services were necessary to support equipment sales to service providers. In North America, the business developed through supporting the data networking and power markets. The Integrated Systems activities have developed organically to support complex mission critical network projects for large enterprises. Wireless Services evolved from the acquisition of APT in the UK, TI Projekts in Germany and MSI.

The Group intends to continue to drive process and efficiency improvements throughout Network Services' operations to reduce costs, improve customer satisfaction and increase both revenues and margins. In addition, the Group intends to increase the proportion of equipment sales that include support contracts and more cross-selling of existing services across markets and customers.

Within Integrated Systems, the key initiative is to expand out of the strong UK base into carefully selected overseas markets (primarily Germany and Austria) through a combination of skills transfers and working with selected partners.

The Group intends to grow the Wireless Services business by targeting mobile network operators operating 2G networks and planning 3G networks and equipment vendors providing turnkey projects to the mobile network operators who require service partners.

CAPITAL BUSINESSES

The Group's Capital Businesses comprise certain non-core businesses that the Group manages to create value and ultimately for disposal. Activities in Capital include the Group's holdings in:

      a. Easynet Group Plc: On 26 July 2001, the Group merged its 92 per cent. interest in ipsaris Limited into Easynet Group Plc ("Easynet"), a UK registered company listed on the London Stock Exchange, acquiring 71.9 per cent. of the issued share capital of Easynet and control of 49.9 per cent. of Easynet's issued voting capital. Easynet's share capital comprises voting ordinary shares and non-voting convertible shares. The closing of the Ultramast Limited capital reduction on 24 February 2003 and the settlement of the litigation associated with Ultramast Limited provided for the Group to acquire approximately a further 1.3 million ordinary shares in Easynet; certain of these shares will convert into convertible ordinary shares so that the Group will not own more than 49.9 per cent. of the voting ordinary shares. Easynet operates an internet network and data centre infrastructures. In the UK, Easynet has a national broadband network. Easynet is accounted for as an associate in the Group's consolidated accounts.

      b. Bookham Technology plc: On 17 December 2001, the Group sold its optical components business to Bookham Technology plc ("Bookham") in exchange for 9 per cent. of the issued ordinary shares of Bookham. Bookham is a provider of optical components to the Group and other network equipment vendors. Pursuant to a subsequent agreement between Bookham and Nortel Networks Corporation, Corp now owns approximately 6 per cent. of Bookham.

      c. Capital also includes the Group's Italian-based Public Mobile Radio Networks business, which develops base stations and controllers for 3G networks.

Other activities in Capital include a number of minor activities, investments and assets.

RESEARCH AND DEVELOPMENT

The Group expended approximately L486 million, or 17.7 per cent. of total Core sales, on research and development ("R&D") in its Core businesses in the financial year ended 31 March 2002 (year ended 31 March 2001: L469 million). All of this amount was funded by the Group. During the six months ended 30 September 2002, the Group expended approximately L163 million, or 16.4 per cent. of total Core sales on R&D in its Core businesses.

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The Group intends to continue to provide a competitive product portfolio building on existing market leading characteristics across its core product areas despite this reduction in expenditure. As revenues stabilise, the Group intends that R&D expenditure will amount to approximately 10 per cent. of expected Core sales.

Optical Networks accounts for the Group's largest product portfolio and generates the largest revenue base. Optical Networks R&D expenditure reflects this representation and accounted for almost 40 per cent. of the total R&D expenditure in the Group's Core businesses during the six months ended 30 September 2002 (six months ended 30 September 2001: 30 per cent.). The current R&D projects have been selected on the basis that they are expected to yield a higher overall return for the Group. The Group is maintaining continued investment in next generation SDH products, in particular its recently launched Series 4 product range which has been designed to be more cost effective and offer service providers greater functionality than previous generations of the product. It is also focusing on the development of its next generation optical cross connect, the MSH range, its Metro product range, which is designed for metropolitan applications, as well as its long-haul DWDM products and further upgrades to the Group's network management software with the creation of elements to allow new product network integration and the development of a network control layer. Investment in network management should ensure that the Group's customers will retain a full optical network solution, which evolves along with individual product developments.

The BBRS Business accounted for 23 per cent. of R&D expenditure in the Group's Core businesses in the six months ended 30 September 2002 (six months ended 30 September 2001: 21 per cent.). Over half of this expenditure was focused on the development of the Group's new multi-service core switch, the BXR-48000. In November 2002, the Group demonstrated its ability to support the transport of encrypted high speed data and high definition videos streams over the BXR-48000 using its newly developed 10 Gbps OC-192c ATM interface card. Ongoing initiatives on the BXR-48000 are focused on enhancing the product's IP functionality. Other ongoing programmes include the further development of the ASX-4000 switch to incorporate applications which will allow customers to transport voice traffic over ATM and IP infrastructures.

R&D expenditure across the Group's European Access and North America Access Businesses combined, accounted for 25 per cent. of total R&D in the Group's Core businesses in the six months ended 30 September 2002 (six months ended 30 September 2001: 35 per cent.). During the first calendar quarter of 2002, the Group carried out an in-depth review of its complete portfolio of access solutions. This review was based on an evaluation of the forecast levels and timing of returns on investment and the cash generation potential of each product line. Following the review, the Group streamlined its portfolio of access technologies and refocused its R&D expenditure. In Europe, investment now only occurs in products that meet European Technology Standard Institute (ETSI) requirements and that will build on current market and customer positions. Consequently, R&D is being targeted on three key product ranges: the Access Hub platform, the Skyband fixed wireless access products and the Softswitch. Planned future developments of these products include the ability to aggregate traffic from 3G mobile base stations into the Access Hub, the addition of further frequency bands and voice and video functionality in the design of the fixed wireless products and the addition of further features and functionality to the Softswitch. R&D investment in North American access products has been significantly reduced and the Group has announced that while continuing to pursue sales opportunities and offer full support, care and maintenance for its existing copper and first generation fibre access products, it will not undertake further investment to develop next generation upgrades. In particular, the Group has discontinued investment in its next generation Fiber-to-the-Home solutions. Ongoing R&D efforts are focused on reducing the costs of existing products.

The remaining R&D investment in the six months ended 30 September 2002 related mainly to outside plant and power products and wireless software. The Group is currently focusing its R&D efforts in the OPP Business towards the completion of its next generation power platform and web-based monitoring system. Smaller projects are also under way to develop customer specific products as well as redesigning the current product portfolio to reduce costs. The Group's wireless R&D efforts are focused on two product streams, OSS solutions and Wireless Network Planning solutions.

A discussion of certain risks associated with the Group's R&D is set out in Part F of this section.

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A.5   INTELLECTUAL PROPERTY

BACKGROUND

The Group owns a number of Intellectual Property rights including Patents, trade marks and registered designs throughout the world. The Group has a number of patent and know-how (and other) licences from third parties relating to products and methods of manufacturing products. The Group has also granted Patent, software, know-how and other licences to third parties.

Because the Group has previously developed some of its technologies through customer-funded research, it may not always retain proprietary rights to the products it develops.

The Group relies on Patents, trade marks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect its proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against the Group or against its customers in connection with their use of the Group's systems and products. The Group cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilising the relevant Intellectual Property. In each case, the Group's operating results and financial condition could be materially affected. See Appendix 20 for a discussion of significant legal proceedings.

The "Marconi" trade mark used by many of the Group's businesses is identified with and important to the sale of the Group's products and services. It is either registered or the subject of an application for registration in approximately 120 territories, including all of those territories which the Group currently views as being its major trading territories.

A discussion of certain risks associated with Intellectual Property rights is set out in Part F of this Section.

PATENTS OWNED BY UK IP OPCOS AND US IP OPCOS

As part of the security arrangements in relation to the New Notes to be implemented as part of the Restructuring all legal and beneficial title to Patents owned by the UK IP Opcos and US IP Opcos will be assigned to three SPVs, UK IPR Co, Ringfenced IPR Co and US IPR Co, which have been formed for the purpose of owning, maintaining and licensing the Patents assigned to them and all future Patent rights of Corp Group companies in the UK and US. UK IPR Co will be incorporated in England and Wales and Ringfenced IPR Co and US IPR Co will be incorporated in the State of Delaware, USA. US IP Opcos will grant security over all Intellectual Property prior to executing the assignments referred to in this paragraph. Further details are set out in Appendix 10.

Ringfenced IPR Co will be a wholly-owned subsidiary of Marconi Communications, Inc. US IPR Co will be a wholly-owned subsidiary of Marconi Inc. UK IPR Co will be a wholly-owned subsidiary of Marconi Communications Limited.

Ringfenced IPR Co will have assigned to it the Patents relating to the North American Access, BBRS and OPP Businesses operated by US IP Opcos. US IPR Co will have assigned to it the Patents owned by US IP Opcos that do not relate to North American Access, BBRS and OPP Businesses. UK IPR Co will have assigned to it the Patents owned by UK IP Opcos.

Assignment to each SPV will be effected under an umbrella assignment. Each UK IP Opco and US IP Opco will be a party to the relevant assignment.

The SPVs will not transfer, dispose of or grant any exclusive licence under any Patent, whether to another Corp Group company or a third party, other than:

      a. to another Corp Group company in the context of infringement proceedings against a third party where, absent such assignment, substantial damages would be irrecoverable (and in which case the Patent or Patents shall be reassigned to the relevant SPV as soon as such condition no longer prevails);

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      b. to a third party or a subsidiary of Corp, in each case in connection with any disposal (which is otherwise permitted by the applicable indenture pursuant to which the New Notes will be issued) of a Corp Group company or of all or substantially all of its assets, property or rights; or

      c. to a customer of Corp or any of its subsidiaries where the technology has been commissioned by that customer and developed by a Corp Group company (whether alone or jointly with the customer) for such customer's exclusive use pursuant to a development agreement.

UK IPR Co will grant a non-exclusive licence to Marconi Communications Limited of all Patents assigned to it by UK IP Opcos. Ringfenced IPR Co will grant a non-exclusive licence to Marconi Communications, Inc. of all Patents assigned to it by US IP Opcos. US IPR Co will grant a non-exclusive licence to Marconi Inc. of all Patents assigned to it by US IP Opcos. All the licences will permit sub-licences to be granted subject to the provisions on Important Transactions described below.

The management and maintenance of the UK and US owned Patents respectively will remain primarily with Marconi Communications Limited, Marconi Inc. and Marconi Communications, Inc. However, Important Transactions will require SPV approval. There will be three special categories of Important Transactions:

      a.    granting sub-licences to third parties;

      b.    pursuing/abandoning patent applications; and

      c.    pursuing infringers.

All Important Transactions will require the approval of the SPV but the SPV shall delegate that consent authority to Corp (which will act through Marconi Intellectual Property (divisional group)). This will ensure that the decisions regarding any Important Transaction are made with the interests of the entire Corp Group in mind (or at a minimum for any Patent, the interests of every other licensee within the Corp Group). At the same time, the decision could be taken expeditiously because it would be exercised by Corp and not a non-operating SPV. The approval requirements may not be waived or amended.

New applications for Patents will be filed in the name of Marconi Communications, Inc., Marconi Inc. or Marconi Communications Limited (as appropriate) and assigned to the respective SPV. This will be achieved via a covenant in the indentures governing the New Notes on Corp to procure the assignment by Corp or a subsidiary of Corp organised in the UK or under US law of the Patent application from Marconi Communications, Inc., Marconi Inc. or Marconi Communications Limited to the relevant SPV. In the UK the application may be filed in the name of UK IPR Co at the outset.

Each of the SPVs will grant security over its assets in favour of the Security Trustee, and the shares in the SPVs will be charged or pledged, as applicable, in favour of the Security Trustee on behalf of the holders of the New Notes and the banks providing the Performance Bonding Facility. Further details are set out in Appendix 10.

In those cases (as set out in Appendix 10) where Guarantors grant floating charges (or equivalent security over all their assets) this will include such Intellectual Property as those Guarantors own.

In some cases the Guarantors are required to grant a fixed charge or equivalent security over specified Intellectual Property in the future so far as such Intellectual Property is material and the security is legally permissible.

OTHER INTELLECTUAL PROPERTY OF THE GUARANTORS

As part of the security arrangements in relation to the New Notes, Intellectual Property owned by or registered in the name of Marconi Communications GmbH will be assigned to a Bank Trustee Company in Germany by way of security. The Bank Trustee Company will grant a licence to Marconi Communications GmbH.

OTHER INTRA-GROUP LICENCES

In consideration of the Parties sharing the costs incurred for research and development under the existing Research and Development Cost Sharing Agreement (RDCSA), each Party grants to the other Parties a royalty-free licence of Patents and technology developed by a Party under the RDCSA. Subject to the following

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amendments listed below (and any further consequent changes that may be required as a result of the arrangements set out herein), the existing RDCSA will remain in force:

a. the RDCSA will be varied/amended to allow Parties to sub-license Patents, subject to the procedure concerning Important Transactions described above;

b. Marconi Communications, Inc. will withdraw from the RDCSA. This is because Marconi Communications, Inc. remains potentially liable for cost sharing under the RDCSA but accrues no commercial benefit through use of other Parties' Intellectual Property;

c. the RDCSA will also be amended to confirm that the Parties to the RDCSA contract on behalf of themselves and their subsidiaries and related companies within their territory. Such subsidiaries and related companies will be entitled to claim the benefit of the provisions of the amended RDCSA; and

d. the termination provisions of the RDCSA will be amended to state that the insolvency of any Party or its related companies and subsidiaries will not affect the rights enjoyed by those entities benefiting under a licence granted pursuant to the RDCSA.

The SPVs will not be parties to the RDCSA.

All Corp Group companies will enter into a Group Licence Agreement which will provide that each company grants a non-exclusive licence to the operating companies in the Corp Group of any Intellectual Property (other than trade marks and service marks) used in such other company's business to the extent that such use is not already authorised by the RDCSA or otherwise formally authorised in a written licence agreement. This Group Licence Agreement will only govern actual use by one Corp Group company of another Corp Group company's Intellectual Property. Each licensee Corp Group company shall pay a royalty (determined on an arm's length basis) to the licensor Corp Group company. The payment of that royalty shall become effective on a declaration of use by either the licensee or licensor and all royalties due from the date of the Group Licence Agreement shall immediately be payable by the licensee on the declaration of use being given or received, as the case may be. The Group Licence Agreement will have full effect to the extent that any operating company in the Corp Group lacks sufficient authorisation under the RDCSA. To the extent required, a licensee under the Group Licence Agreement will be permitted to grant sub-licences (subject, insofar as is necessary, to the provisions on Important Transactions described above). The Group Licence Agreement may not be varied or terminated so as to deprive a Corp Group company of the benefit enjoyed under such licence so long as it remains a part of the Corp Group.

All future intra-Corp Group use of Intellectual Property (other than trade marks or service marks) which is not otherwise governed by the RDCSA or the Group Licence Agreement will be recorded in a written licence agreement. This will be achieved via a covenant in the indentures governing the New Notes on Corp to procure the execution of such agreements between the relevant operating companies in the Corp Group.

A.6   DIVIDEND POLICY

Under English law a company may only pay dividends out of profits available for distribution. Corp intends to apply to court to cancel its Non-Voting Deferred Shares and its share premium account (including the share premium account arising on the issue of the New Shares to be allotted pursuant to the Corp Scheme) to create a reserve which will be applied in writing off accumulated losses on its profit and loss reserve. It is anticipated that this Capital Reduction will become effective shortly after the Effective Date of the Corp Scheme, although no assurance can be given that the application will be successful. Further information concerning the Capital Reduction is set out in Part D.9 of this Section. Although the future ability of Corp to pay a dividend will be facilitated if the Capital Reduction is effected, Corp will be restricted from paying dividends under the terms of the indentures governing the New Notes (see Part C.3 of this Section and Appendix 8). Accordingly, Corp does not expect to pay a dividend in the foreseeable future. A discussion of certain risks associated with the dividend policy is set out in Part F: Risk Factors.

A.7   FINANCIAL OBJECTIVES

Upon completion of the Restructuring, the Group expects to be better positioned to compete effectively in the areas of the telecommunications market on which it has chosen to focus. Although the Group's principal markets

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remain difficult, they are expected, at some stage, to recover as customers continue to evolve existing narrowband networks to broadband data and next generation mobile networks. In due course, this should allow the Group once again to grow profitably, assuming the telecommunications market improves.

In the near-term the Group's financial strategy is to continue to reduce its total costs base to levels at which it can generate operating profit (before goodwill, amortisation and exceptional items) and to manage its capital expenditure and working capital in order to convert operating profit to positive operating cash inflows (before exceptional cash costs).

The Group does not expect to rely on market recovery in order to achieve its target gross margin during the financial year ending 31 March 2004. The achievement of the Group's longer-term objectives is, however, dependent on an increase in sales following the expected improvement in the market for the Group's products and services.

Further information in relation to the Group's financial objectives is contained in Appendix 5. A discussion of certain risk factors that could affect the Group's expectations with respect to the Group's return to operating profitability and ability to generate positive operating cash flow is set out in Part F of this Section.

GROSS MARGIN IMPROVEMENT

The Group expects to achieve a gross margin run-rate in the range of 24 to 27 per cent. of sales in the Core businesses during the financial year ending 31 March 2004. Of this, the Group expects that the Group's US businesses would contribute a gross margin run-rate in the range of 33 to 35 per cent. of sales while its businesses in Europe and the rest of the world would contribute a gross margin run-rate in the range of 23 to 26 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

The Group aims to drive future gross margin improvement through focusing on sales of higher margin products and services, further supply chain rationalisation and additional planned product cost reductions (being materials and engineering cost reductions).

In the longer-term, assuming the market recovers, a gross margin run-rate in excess of 30 per cent. is expected to be achievable. The Group will need to benefit from increased sales volumes over time in order to achieve this level of gross margin. When setting this longer-term target, the Group has assumed it will continue to be able to achieve annual product cost savings at least equal to the level of expected annual price reductions.

OPERATING COST REDUCTION

The Group's aim is to reduce operating overheads, comprising research and development, sales, marketing, general and administrative costs but excluding goodwill amortisation and exceptional items for the Core businesses, including OPP and North American Access to a run-rate of below L450 million during the financial year ending 31 March 2004.

The Group aims to achieve an operating expenditure run-rate for the Core businesses in the range of 21 to 24 per cent. of sales during the financial year ending 31 March 2004. Of this, the Group expects that its US businesses would contribute an operating expenditure run-rate in the range of 29 to 33 per cent. of sales, while its businesses in Europe and the rest of the world would contribute an operating expenditure run-rate in the range of 20 to 23 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

Once the Core businesses' operating expenditure target is achieved, the level of the Core businesses' sales at which the Group expects to be able to break even at an operating profit/(loss) level will be reduced to below L1.7 billion per annum.

The Group expects the main driver of these targeted operating cost savings to be further planned reductions in its workforce resulting from further rationalisation of its activities, as well as natural attrition. Reduced spending on marketing initiatives and professional fees are also expected to contribute to operating cost savings.

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Headcount in the Core businesses has been reduced by approximately 3,000 since the end of September 2002 and at the end of December 2002, was approximately 16,000. At that time, a further 1,400 leavers had been identified and announcements made in this respect, giving an identified headcount target for the Core businesses of around 14,600. Once the L450 million operating cost target has been achieved and the Group's headcount reduction plans have been completed, the Group expects to employ approximately 14,000 employees in its Core businesses.

CASH

Cash generation will continue to be one of the Group's key business priorities post-Restructuring. In particular, the Group is targeting (i) to reach operating cash breakeven before exceptional cash costs during the financial year ending 31 March 2004, and (ii) to generate sufficient total cash in order to pay down 30 per cent. of the New Junior Notes within 12 to 24 months following implementation of the Restructuring, to pay down 50 per cent. of the New Junior Notes within 15 to 27 months following implementation of the Restructuring and to pay down 100 per cent. of the New Junior Notes within 18 to 30 months following implementation of the Restructuring.

The Group expects to retain a total cash balance of approximately L602 million upon completion of the Restructuring. Of this amount, approximately L96 million will represent net cash outflows to break even, approximately L112 million will be trapped cash, approximately L197 million is expected to be available to the Group to fund its normal working capital needs, approximately L30 million will represent cash in transit and approximately L167 million is expected to be retained for the cash collateralisation of performance bonds. See Part D.4 of this Section for more details on post-Restructuring retained cash.

Cash to Breakeven and Operating Cash Flow

The funds expected to be available to the Group include an amount derived from the approximately L96 million projected net cash outflow to allow the Group to fund the business to the point at which it reaches operating cash breakeven before exceptional cash costs. This net outflow includes approximately L27 million of cash which the Group expects to generate from disposals of certain non-core assets. Approximately L55 million has already been received by the Group (including proceeds from Ultramast Limited (L41 million), the sale of the Group's Italian-based private mobile network business, OTE SpA, also known as TETRA (L2 million) and other disposals totalling L12 million) which, under the terms of the Corp Scheme and the New Notes, will be available to fund its working capital requirements.

The Group also intends to continue to improve management of the working capital cycle. Specific programmes are already in place to minimise the time during which cash is tied up in work in progress, to improve utilisation of inventory by better aligning the purchase of new inventory with forecast sales demand and to focus on debtor collection and overdue debts.

Once the Group completes its on-going operational restructuring initiatives, including its headcount reduction plans, the Group expects the level of exceptional restructuring cash costs to reduce significantly.

Paydown of New Junior Notes

The Group expects to generate cash to pay down the New Junior Notes primarily from the proceeds of the disposal of OPP and North American Access, and other asset disposals not allocated to working capital requirements, as described above, as well as from the release of restricted cash balances relating to performance bonding.

The North American Access Business may be sold prior to 1 May 2003, in which event, the net proceeds of the disposal will be applied to increase the cash element of the Corp Scheme Consideration (and the aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of that amount).

SITE RATIONALISATION AND CLOSURES

Since March 2002, the Group has further rationalised its remaining supply chain facilities in the UK, US, Germany and Italy.

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It has also closed its outsourced printed circuit board (PCB) assembly and manufacturing facility in Liverpool and merged these activities with the facility managed by Jabil Circuit, Inc. (Jabil) in Coventry, and closed its facility in Ireland and transferred these manufacturing operations to Pittsburgh
(US).

In addition, Marconi has closed its SONET manufacturing facility in Montreal (Canada) as a result of the Group's decision to cease further development of this technology, and has reduced the number of production facilities for its outside plant and power equipment from nine to seven with the closure of two plants in Wisconsin and Illinois (US).

In total, these site rationalisations and closures have resulted in a total reduction of 6,305 employees from the Core businesses between April and November 2002 as the businesses have been reduced/adjusted to align cost with the current and expected business volumes.

Today, the Group's principal operating sites are Coventry, Beeston, Chorley, Camberley, Liverpool, London, Stafford and Wellingborough (UK); Florida, Pennsylvania, Ontario, Georgia, Mississippi, North Carolina, Illinois, Texas and Montreal (US & Canada); Genoa, Marcianise and Pisa (Italy); Backnang, Offenburg, Frankfurt and Radeberg (Germany); Madrid (Spain); Melbourne and Sydney (Australia); Beijing, Guilin and Hong Kong (China); Darulam and Kuala Lumpur (Malaysia); Auckland (New Zealand); New Delhi (India); Riyadh (Saudi Arabia); Dubai (United Arab Emirates); Springs (South Africa); Sao Paulo and Votorantim (Brazil); and Naucalpan de Juarez and Huixquilucan Edo de Mexico (Mexico).

OUTSOURCING

Marconi Communications and Jabil Circuit, Inc. (Jabil) entered into an agreement on 11 January 2001 to transfer certain manufacturing operations to Jabil. The transfer was completed in the UK, Italy and the US during 2001. The planned transfer of the Group's facility in Offenburg (Germany) did not proceed. Under the terms of the agreement, approximately 1,800 Group employees in Bedford, Texas (US), Liverpool and Coventry (UK) and Marcianise (Italy) transferred to Jabil. Following the business transfers, Jabil and its subsidiaries entered into agreements with Marconi Communications and other members of the Group to provide electronics manufacturing and repairs services until June 2005 on an exclusive basis.

The operations outsourced under this agreement comprise the assembly and manufacture of PCBs used in the production of the Group's optical networking and broadband access equipment. The Group continues to perform the final assembly stages where the optical layer and power supply are applied to the PCBs. It also configures and tests the products according to the customers' specification and then packages and delivers the products to customers.

The majority of the Group's PCB assembly and manufacture for its broadband switching and routing equipment is already outsourced to Jabil (Florida) and Solectron (Texas). The Group has retained control of the manufacture of its fixed wireless access equipment in Germany.

Since the outsourcing to Jabil was implemented, Marconi Communications and Jabil have regularly reviewed their arrangements with a view to improving the efficiency of their respective operations. For example, the transferred plant at Bedford, Texas (US) was closed during 2002. On 22 January 2003, Marconi Communications and Jabil agreed to a further rationalisation of Jabil's UK operations which is intended to deliver improved pricing for the Group. The Group will contribute towards the costs of securing these improvements. As part of these arrangements, Marconi Communications and Jabil have entered into new agreements governing the provision of electronics manufacturing and repair services by Jabil, which will provide for more flexible and competitive pricing and are currently expected to take effect from June 2003. Under these new agreements, Jabil will continue to provide services to the Group until at least June 2005 (the expiry date of the original service agreements), and to June 2007 for certain repair services. Jabil will continue, subject to meeting certain performance and capacity requirements, as the exclusive supplier for products and services covered by the agreements.

Marconi Communications and Jabil will continue to review their arrangements from time to time and, where further improvement plans are agreed, Marconi Communications may contribute to the costs of securing those improvements.

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In addition to the arrangements with Jabil, Marconi Communications has established strategic relationships with a number of contract electronic manufacturers (CEMs), OEMs and component commodity suppliers. Examples of CEMs with whom Marconi Communications has established strategic relationships include Solectron Corporation, Sanmina/SCI and Teradyne. Examples of the OEMs include Hewlett-Packard, Siemens, Paradyne Corporation and Avaya. Finally, examples of component commodity suppliers include Bookham Technology, Corning Incorporated, Highwave, Intel Corporation, Molex, Motorola, NEC Electronics and Toshiba.

As part of the Group's overall manufacturing strategy, the Group is currently considering further potential outsourcing opportunities in its supply chain, logistics organisations and in the field of information technology. The Group intends to retain control of functions only where it possesses key competencies. Other functions, such as the manufacturing of non-complex products, will continue to be outsourced where suitable partners can be identified.

A discussion of certain risks associated with outsourcing is set out in Part F of this document.

A.8   CURRENT APPLICATION OF CRITICAL ACCOUNTING POLICIES

Corp and plc prepare their financial statements and accompanying notes in accordance with UK GAAP. One of the notes to the financial statements included in this document describes the significant accounting policies used in their preparation. The preparation of such financial statements requires Corp and plc to make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Corp and plc base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Corp and plc believe that the following are some of the more critical judgement areas in the application of their accounting policies that currently affect their financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with Corp's and plc's audit committees.

REVENUE RECOGNITION

Revenue is recognised when all of the following conditions are satisfied: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) it is probable that the debtor will be converted into cash.

It is common for the Group's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

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IMPAIRMENT OF LONG-LIVED ASSETS

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

      a. a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

      b. a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

      c. a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. Changes in estimates of future cash flows can affect the determination of the net realisable value or its value-in-use of the relevant fixed asset.

CONTINGENT LIABILITIES

Corp and plc are subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Corp and plc relating to class shareholder actions and the conduct of their businesses, including those pertaining to patents, environmental, safety and health, employment and contract matters. Corp and plc are required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with, where appropriate, the assistance of outside legal counsel to formulate best estimates of the expected outcome and settlement. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably compared to the amounts estimated.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Pension and other post-retirement benefits' costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While Corp and plc believe that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability.

PRODUCT WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If Corp and plc were to experience an increase in warranty claims compared with their historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Groups' gross margins could be adversely affected.

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A.9   CURRENT TRADING AND PROSPECTS

CURRENT TRADING

Overall conditions in the telecommunications market remained tough during the third quarter of the financial year ending 31 March 2003. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. The Group is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecommunications operators, particularly towards the end of their financial years in December 2002. In Central and Latin America (CALA), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the reorganisation of key customers, delay to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the third quarter of the financial year ending 31 March 2003 towards its targets to improve operating performance in the Core business. In particular compared to the previous quarter, further cost savings achieved during the period led to an approximate 0.5 percentage point increase in Core gross margin (before exceptional items) to 22.1 per cent. and an approximate L85 million deduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to around L550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group had just over 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of L72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of L88 million relating mainly to the Group's ongoing operational and financial restructuring processes and interest paid were partially offset by a net L45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of L29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR-48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of the new calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a euro 80 million (approximately L50 million) frame contract for the supply of the Access Hub and a new 2-year frame contract estimated at approximately euro 15 million (approximately L10 million) to build an optical backbone network architecture based on the Group's next generation digital cross-connect, the MSH2K.

PROSPECTS

Upon completion of the Restructuring, Corp and plc expect the Group to be better-positioned to compete effectively in the areas of the broader telecommunications equipment market on which it has chosen to focus.

The market for telecommunications equipment and services remains difficult. During the first three quarters of the financial year ending 31 March 2003 the annualised rate of Core sales has declined by around 10 per cent. from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter. Corp and plc do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern of customer demand in previous years. Despite this difficult business environment Corp and plc believe that the previously announced cost reduction initiatives currently being implemented will enable the Group to make further progress during the final quarter of the financial year ending 31 March 2003 towards its near term financial objectives to reduce costs and to achieve operating cash breakeven before exceptional cash costs.

Furthermore, Corp and plc believe that market volumes are likely to contract further during the financial year ending 31 March 2004 and do not expect to benefit from significant market share gains. As a result, the Group

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believes that Core sales could decline by up to a further 5 per cent. during the financial year ending 31 March 2004 compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent. of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent. of Core sales during the financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below L450 million during the next financial year ending 31 March 2004 and thereby reduce its breakeven level of sales to below L1.7 billion per annum. An illustration of the effect of the Corp Scheme and the Capital Reduction on the 30 September 2002 consolidated balance sheet of Corp is contained in Appendix 2.

Although the Group's principal markets remain difficult, Corp and plc expect them to recover, at some stage, as end customer demand for fixed or mobile broadband services increases. While Corp and plc cannot predict with any level of certainty the occurrence, timing or extent of any recovery, they believe that the favourable longer-term dynamics of the telecommunications market should enable the Group to improve margin and grow profitably.

A.10  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS OF CORP

The current members of the Board are:

Name                                        Position                                      Age
----                                        --------                                      ---
John Francis Devaney                        Chairman                                       56
Michael William John Parton                 Chief Executive Officer                        48
Michael John Donovan                        Chief Operating Officer                        49
Christopher Charles Holden                  Interim Chief Financial Officer                54
Michael Kent Atkinson                       Non-Executive Director                         57
Werner Karl Koepf                           Non-Executive Director                         61

The following individuals have agreed to become members of the Board on Listing of the New Shares, the New Notes and the Warrants:

Name                                        Position                                      Age
----                                        --------                                      ---
Ian McMaster Clubb                          Non-Executive Director                         62
Kathleen Ruth Flaherty                      Non-Executive Director                         51

DIRECTORS OF PLC

The current members of the Board are:

Name                                        Position                                      Age
----                                        --------                                      ---
John Francis Devaney                        Chairman                                       56
Michael William John Parton                 Chief Executive Officer                        48
Michael John Donovan                        Chief Operating Officer                        49
Christopher Charles Holden                  Interim Chief Financial Officer                54
Michael Kent Atkinson                       Non-Executive Director                         57
Derek Charles Bonham                        Non-Executive Director                         59
Werner Karl Koepf                           Non-Executive Director                         61

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FURTHER PARTICULARS OF THE DIRECTORS OF CORP AND PLC AND OF THE INDIVIDUALS WHO HAVE AGREED TO BECOME DIRECTORS OF CORP

John Francis Devaney was appointed Chairman of the board of directors of Corp and plc on 16 December 2002. He is also chairman of the nomination committee. He stepped down in September 2002 as chairman of EXEL plc, and was a non-executive director of HSBC Bank plc from 1994 to 2000 and British Steel (now known as Corus UK Limited) from 1998 to 1999. He was executive chairman of Eastern Electricity Ltd (now known as Eastern Energy Management Ltd) until 1998 and prior to that executive chairman of Kelsey-Hayes Corporation. Mr Devaney was until recently, chairman of Liberata plc, and is founder and chairman of BizzEnergy Ltd. He is also a director and past chairman of EA Technology Limited.

Michael William John Parton was appointed to the board of directors of plc in January 2000 and became a director of Corp in November 2001. Mr Parton was appointed Chief Executive Officer of plc in September 2001. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Ltd (1980 to 1986) and STC Telecommunications Ltd (1986 to 1991). He joined GEC in 1991 as Finance Director of GPT (now known as Marconi Communications Limited), GEC's telecommunications joint venture with Siemens, and was appointed Managing Director of GPT's public networks group in 1995, Managing Director of GEC's industrial group in 1997 and Chief Executive Officer of Marconi Communications in July 1998.

Michael John Donovan was appointed to the board of directors of plc in January 2000 and became a director of Corp in November 2001. Mr Donovan was Chief Executive Officer of Marconi Systems and Marconi Capital and in September 2001 was appointed Chief Operating Officer of plc. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (now known as BAE SYSTEMS plc) (1994 to
1998). Mr Donovan became Chief Executive Officer of GEC's industrial electronics group in 1998 and is based in the US.

Christopher Charles Holden was appointed to the board of plc and Corp in November 2002. Mr Holden was appointed Group Financial Controller in the summer of 2002 and as interim Chief Financial Officer of Corp and plc in November 2002. He became a partner with Arthur Andersen's auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles. He holds a BSc (Eng) in Metallurgical Engineering from Imperial College of Science and Technology, University of London, and is a Fellow of the Institute of Chartered Accountants of England and Wales.

Michael Kent Atkinson was appointed non-executive director of Corp and plc in December 2002. He is also chairman of the audit committee. Previously he served as group finance director at Lloyds TSB Group plc between 1994 and June 2002, and remains on that board as a non-executive director. Mr Atkinson spent his early career in Latin America and the Middle East and held various senior management roles internationally and in the UK for 24 years before becoming Lloyds TSB Group plc's finance director. Mr Atkinson is also the senior non-executive director of Coca-Cola HBC S.A. (Athens) and chairman of its audit committee and will join the board of Cookson Group plc on 1 April 2003 as a non-executive director and chairman of its audit committee.

Derek Charles Bonham was appointed to the Board of plc in April 2001. Mr Bonham was appointed interim Chairman of plc in September 2001. He stood down from the chairmanship of plc on 16 December 2002 and remains a non-executive director of plc. He is currently chairman of Cadbury Schweppes plc, CamAxys Group Plc and Imperial Tobacco Group plc and was chief executive (from 1992) and deputy chairman (from 1993) of Hanson plc until 1997. He is a past member of the Financial Accounting Standards Advisory Council (USA) and served on the Accounting Standards Committee (UK).

Werner Karl Koepf was appointed as a non-executive director of Corp and plc in December 2002. He was CEO of Compaq Computer Corporation for the EMEA region until 2002 and is a director of PXP Software AG (formerly Pixelpark CEE Holding
AG) as well as an adviser to venture capital company Techno Venture Management GmbH. He has held a range of senior management positions with some of the world's leading technology companies, including Texas Instruments, Siemens and European Silicon Structures S.A.

Ian McMaster Clubb has over 25 years experience in a range of senior financial and management roles. He is chairman of First Choice plc, Shanks Group plc and Platinum Investment Trust plc. He is also a non-executive director of oil industry services company, Expro International plc. He was group finance director at BOC Group

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plc (1991-1994) and deputy chief executive and group finance director at British Satellite Broadcasting Ltd (1989-1991).

Kathleen Ruth Flaherty is a US based global telecommunications executive with over twenty years' experience in the communications industry. She has spent seventeen years with MCI Communications Corporation, latterly as senior vice president, global product architecture and engineering. Previously (1995-1997) she spent two years on secondment from MCI to BT, during which time she was BT's marketing director for National Business Communications. Between 1998 and 2001, she was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

SENIOR MANAGEMENT

In addition to the Executive Directors, the current members of the senior executive management team are:

Name                                        Position                                      Age
----                                        --------                                      ---
David Clive Beck                            Director of Communications                     40
Geoffrey William Doy                        Chief Executive Officer, Sales and             54
                                            Marketing
Mary Angela Skelly                          Company Secretary and Head of Legal            42
Damian Hugh Reid                            Chief Strategy Officer                         40
Neil David Sutcliffe                        Chief Human Resources Officer                  41
Michael Francis Surrey                      EVP Finance, Operations and Group              36
                                            Controller
Patricia Dooley                             EVP Product Engineering                        32

All members of the senior executive management team are employees of Corp save for Geoffrey Doy, who is employed by MCI.

David Clive Beck was appointed Director of Communications of plc in February 2002 having previously been Managing Director of Bell Pottinger Financial, part of the Chime Communications Group, where he held a number of positions over 15 years.

Geoffrey William Doy was appointed Chief Executive Officer, Sales and Marketing of plc in September 2001. He was appointed Chief Executive Officer of Marconi Wireless in April 2001. He held a number of positions in the IT and communications industries with Software Sciences Limited from 1983 to 1988, Artemis International from 1988 to 1993 and Gemini Consulting Inc. from 1995 to 1998 before joining Metapath Software International Inc. in August 1998.

Mary Angela Skelly was appointed Company Secretary in July 2002. She was formerly a director and group company secretary of The Albert Fisher Group plc (in administrative receivership).

Damian Hugh Reid was appointed Chief Strategy Officer of plc in September 2001 having previously served as Senior Vice President, Corporate Finance of plc. He joined GEC in 1998. Mr. Reid is a non-executive director of Atlantic Telecom Group PLC (in liquidation).

Neil David Sutcliffe was appointed Chief Human Resources Officer of plc in March 2002, in addition to his appointment in September 2001 as Chief Executive Officer of Marconi Capital. He was previously Chief Executive Officer of Marconi Services and has held a number of senior appointments in Marconi Communications and GPT Ltd. Prior to his joining GPT Ltd in 1992, he was a manufacturing consultant at Coopers and Lybrand from 1988 to 1992 and a systems engineer with British Aerospace plc (now known as BAE SYSTEMS plc) from 1984 to 1988.

Michael Francis Surrey was appointed EVP Finance -- Operations and Group Controller for plc in November 2002 with responsibility for all aspects of the Group's performance monitoring and management reporting systems. He joined GEC in 1992 and has held a broad range of financial management positions with the Group. Mr Surrey holds a degree in accounting and economics from the University of Manchester and is a member of the Institute of Chartered Accountants of England and Wales.

Patricia Dooley was appointed as EVP Product Engineering for Marconi's European portfolio in October 2002 with responsibility for product line management, technical product strategy and product development. The

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portfolio covers Optical Networks, ETSI Access, Fixed Wireless and Voice Switching products. She joined GEC in 1987 as an engineering apprentice and has held a number of management and senior management positions in the Group. She holds an Ordinary National Diploma and Higher National Diploma in telecommunications and electrical engineering and post-graduate certificate in software engineering.

EMPLOYEES

The table below sets out the average number of people (full time equivalents) employed by the Group in the previous three financial years and the six months ended 30 September 2002:

                                                                                   30 September
                                                              2000   2001   2002           2002
                                                              ----   ----   ----   ------------
                                                                       (in thousands)
Average number of employees
Employees by business
  Network Equipment                                             20     24     19             13
  Network Services                                               5      9      8              6
  Other                                                          1      1     --             --
                                                              ----   ----   ----   ------------
                                                                26     34     27             19
Capital                                                         11      3      3              3
                                                              ----   ----   ----   ------------
Continuing operations                                           37     37     30             22
Discontinued operations                                         12     15     15              3
                                                              ----   ----   ----   ------------
Group employees                                                 49     52     45             25
Share of joint venture employees                                 4      4      3             --
                                                              ----   ----   ----   ------------
Group and share of joint ventures                               53     56     48             25
                                                              ----   ----   ----   ------------
Employees by location
  United Kingdom                                                20     22     17              8
  The Americas                                                  16     17     12              6
  Rest of Europe                                                11     13     15              9
  Africa, Asia and Australasia                                   6      4      4              2
                                                              ----   ----   ----   ------------
                                                                53     56     48             25
                                                              ====   ====   ====   ============

During the year and six months ended 30 September 2002, the Group took a number of steps to reduce its workforce as the Group restructured its cost base in response to the deterioration in trading conditions it experienced. At the end of December 2002, the Group employed approximately 16,000 employees in its Core business.

SHARE INCENTIVE PLANS

The Group currently operates various share incentive plans, providing participants with the right to acquire shares in plc at specified prices or, where certain objectives are achieved, at no cost (the latter are known as nil-cost options). Certain options, including some of the nil-cost options are already exercisable. The holders of such options can acquire plc Shares prior to the plc Shareholders Record Time. As a result of the Restructuring, more of the options will become exercisable. However, this will be after the plc Shareholders Record Time, when plc Shares will have no value.

Due to plc's current share price the majority of options granted to participants under the Plans are now underwater (that is, shares in plc are worth less than participants would have to pay to acquire them under the Plans). It is therefore assumed that holders of those options, which are currently exercisable, will not exercise them. Of those options where the plc Shares subject to them are worth more than the price that participants must pay for them, it is only those optionholders who can and do exercise their options prior to the plc Shareholders

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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Record Time who will receive New Shares and Warrants. After the Restructuring, all remaining options over plc Shares will be valueless. Details of the Group's existing share incentive plans are contained in Part D.10 of this Section.

Conditionally on the later of the First Initial Distribution under the Corp Scheme being initiated, and the Effective Date of the Corp Scheme, Corp has adopted two employee share option plans, the Corp Senior Management Share Option Plan and the Corp Employee Share Option Plan. Summaries of the plans are contained in Part D.10 of this Section.

CORP CORPORATE GOVERNANCE

Corp supports high standards of corporate governance. Corp intends to comply with the requirements of the Combined Code following the Restructuring.

Following Listing of the New Shares, the New Notes and the Warrants, Corp's Board will comprise the Chairman, three Executive Directors (including the Chief Executive Officer) and four Non-Executive Directors. Corp regards all Non-Executive Directors as independent and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Board has established audit, remuneration, nomination and executive committees.

The audit committee will comprise a chairman and will have at least two other members each of whom will be appointed by the Board and who will be Non-Executive Directors of Corp. The audit committee will be chaired by Kent Atkinson; its other members will be Ian Clubb and Werner Koepf. It will meet formally at least twice a year. Its duties will include reviewing the scope, plan and results of any audit. It will meet regularly with management, as well as with internal and external auditors to review the effectiveness of internal controls, as well as matters raised in regular reports to the committee. It will review financial announcements and annual reports prior to their submission to the Board. Corp's auditors will be able to attend meetings and have the opportunity to raise matters or concerns in the absence of Executive Directors and management.

The remuneration committee will comprise at least three Non-Executive Directors. The remuneration committee will be chaired by Ian Clubb; its other members will be Kent Atkinson, Kathleen Flaherty and Werner Koepf. The committee will meet formally at least twice a year. The committee will make recommendations to the Board on the broad policy to be adopted for executive remuneration, including the remuneration of Executive Directors and the Chairman. It will determine the total individual remuneration package for individual Executive Directors and certain other senior executives including, where appropriate, bonuses, pensions and incentive scheme entitlements and the terms of individual Executive Directors' service agreements.

The nomination committee will comprise the Chairman and each of the Non-Executive Directors. The nomination committee will be chaired by John Devaney and its other members will be Kent Atkinson, Ian Clubb, Kathleen Flaherty and Werner Koepf. The committee will meet to review Board structure, size, composition and balance, to make recommendations to the Board on any adjustments that are deemed necessary and to nominate candidates to fill board vacancies.

Following the recent publication of the Higgs "Review of the Role and Effectiveness of Non-Executive Directors" and the Smith Report "Audit Committees -- Combined Code Guidance", Corp intends to review those areas of its corporate governance which are impacted by the Review and the Report. This will include the structures and terms of reference of its committees, in order to ensure the Corp's continued future compliance with the requirements of the Combined Code.

In particular, Corp believes that it should move to a position where the majority of its Board are independent Non-Executive Directors. Although Corp does not envisage that any further non-executives will be appointed to the Board before the Listing of the New Shares, the New Notes and the Warrants, Corp will continue to look for suitable candidates to join the Board as independent Non-Executive Directors, where they can bring appropriate experience or industry knowledge. A process is already in place to identify further suitable candidates. Following a further appointment which it expects will be made within three months of the Effective Date, Corp will at all times strive to ensure that it maintains a majority of independent Non-Executive Directors on its Board by within

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART A

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three months of ceasing to have such a majority, appointing additional independent Non-Executive Directors or reducing the size of the Board.

Corp's executive committee comprises such Executive Directors and senior executives of the Corp Group as the Chief Executive Officer recommends and the Board approves. The committee normally meets monthly and is chaired by Michael Parton. Its other members are Michael Donovan, Christopher Holden, David Beck, Geoffrey Doy, Mary Skelly, Damian Reid, Neil Sutcliffe, Michael Surrey and Patricia Dooley. The committee approves the Corp Group's business plan, budget and strategies in areas including technology, people, information technology and corporate communications prior to submission to the Board for approval. It also approves day-to-day matters of a routine nature.

The business risk sub-committee of the executive committee comprises the members of the executive committee and meets at least four times a year. It establishes and monitors risk management goals and objectives, embeds a risk monitoring and assessment process throughout the Corp Group and regularly reports on the same to the Board. The sub-committee also liaises with the audit committee to ensure a sound system of internal control and reports to the audit committee, at least annually, with an update on the Corp Group's risk management system.

Corp will also be subject to applicable corporate governance requirements under US law (including the Sarbanes-Oxley Act of 2002 and regulations adopted by the SEC thereunder) and, after the listing of its ADRs becomes effective, NASDAQ rules.

A.11 FINANCIAL INFORMATION AND CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial information for the three years and six months ended 30 September 2002 in relation to Corp is set out in Appendix 1.

An unaudited pro forma consolidated balance sheet in relation to Corp is set out in Appendix 2, showing figures as at 30 September 2002 to illustrate the position as if the Restructuring and the Capital Reduction had then taken place, based on certain assumptions set out in that Appendix.

Financial information for the two years and six months ended 30 September 2002 in relation to plc is set out in Appendix 3.

plc's quarterly report for the three months ended 31 December 2002 was published on 18 March 2003. That report, which is unaudited, is set out in Part A of Appendix 4. An illustrative financial analysis with respect to the year ending 31 March 2005 and information on cash to be retained by the Group immediately following the Restructuring were also published on 18 March 2003. These are set out in Part B of Appendix 4.

A discussion of the Corp Group's financial condition and results of operations for the three years and six months ended 30 September 2002 is at Appendix 5.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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B.     BACKGROUND TO AND REASONS FOR THE RESTRUCTURING

The trading statement made by plc on 17 May 2001 in relation to the Group's results for the year ended 31 March 2001 highlighted the fact that conditions in the telecommunications equipment sector had experienced a downturn since the end of 2000. On 4 July 2001, plc issued a profits warning noting that market conditions during the three months to June 2001 had been much tougher than expected, and that there had been a marked deterioration in the short-term outlook for the Group (in particular, that sales were expected to be down by 15 per cent. and operating profit before exceptional items by 50 per cent. compared with the previous financial year). Immediately prior to the announcement, plc suspended trading in its shares for a day. On 6 July 2001, plc announced the resignation of John Mayo as Deputy Chief Executive of plc.

An operational review of the Group was commenced shortly thereafter, the outcome of which included sharper focus on the Core carrier-class network communications business and a disposal programme in relation to certain non-Core businesses and assets.

plc issued a second profits warning on 4 September 2001. The 4 September 2001 trading statement, which indicated that a first half operating loss of L227 million was expected, also announced a change in senior management (namely the resignations of Sir Roger Hurn and Lord Simpson as Chairman and Chief Executive respectively of plc, and the appointment of Derek Bonham as interim Chairman and Michael Parton as Chief Executive), a decision to halt dividend payments for the financial year ending 31 March 2002 and the implementation of further cost reduction measures.

In October 2001, in view of the deterioration in the Group's financial condition and the need to procure medium term financing for the Group, Corp and plc entered into negotiations with the Syndicate Banks for the refinancing of Corp's then existing E4.5 billion and (undrawn) E3 billion revolving credit facilities (due to mature in March 2003 and May 2002 respectively) (referred to in this Part B as the "EXISTING SYNDICATED FACILITIES"). By mid-March 2002, Corp and plc had largely agreed the terms of a L1.95 billion facility agreement with the then Syndicate Banks in order to refinance the existing syndicated facilities. However, market conditions had continued to deteriorate and, following further reviews of the Group's then business plan in the second half of March 2002, the boards of Corp and plc reached the view that the refinancing proposal would no longer provide the Group with an appropriate capital structure and, accordingly, that they were unable to enter into the proposed new L1.95 billion facility. On 22 March 2002, plc made an announcement to this effect and announced also that Corp and plc had agreed to cancel the undrawn commitments under the existing syndicated facilities (as the E3 billion facility was undrawn, this resulted in the complete cancellation of this facility) and to place on demand the drawn portion of the E4.5 billion facility (approximately L2.2 billion).

Over subsequent weeks, the Group developed a revised Business Plan, which was then presented to representatives of the Syndicate Banks and to the Informal Committee of Bondholders. In parallel, Corp and plc commenced tripartite discussions with those representatives with a view to Corp and plc formulating a Restructuring proposal. As part of that negotiation process, in April/May 2002 Corp and plc agreed to certain restrictions on financial and corporate activities during the Restructuring process, in the form of undertakings given by Corp and plc (in relation to each member of the Group) in favour of the Syndicate Banks and members of the Informal Committee of Bondholders respectively. These undertakings, which were modified and renewed on 28 March 2003, are aimed at preservation of the "status quo" over the period of the Restructuring negotiations and while the Schemes are pending. The undertakings contain a number of carve outs designed to preserve operational (but not strategic) flexibility and to facilitate the implementation of the Restructuring. The undertakings will terminate automatically on the Effective Date of the Corp Scheme.

With effect from 1 April 2002, and also as part of the undertakings, Corp agreed to increase the margin above LIBOR on Corp's drawings under the Bank Facility to
2.25 per cent. per annum.

As part of the undertakings, Corp agreed to deposit L850 million of the Group's cash balance into certain accounts held with banks independent of the Syndicate Banks, and agreed to restrictions on withdrawals of cash from those accounts. The Lockbox Accounts, into which the L850 million was deposited on 3 May 2002, are held in the name of Highrose Limited, a special purpose subsidiary of Corp.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART B

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On 29 August 2002, the Group announced that following good faith negotiations with the Co-ordination Committee and the Informal Committee of Bondholders, it had concluded non-binding indicative Heads of Terms setting out principles for the Restructuring of Corp and plc.

On 13 September 2002, as detailed further in Part D.1 of this Section, the Group announced the grant of interim security over the Lockbox Accounts, in favour of the Group's Bank Creditors and Secured Bondholders and Barclays Bank PLC, as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002. Although withdrawals from the Lockbox Accounts to fund the Group's working capital requirements since May 2002 have reduced the balance of the Lockbox Accounts, significant disposal proceeds have been paid into the Lockbox Accounts, as required under the undertakings. At the date of the granting of the interim security, the balance held in the Lockbox Accounts was approximately L866 million. As at 27 March 2003, the balance held in the Lockbox Accounts was approximately L770.7 million.

On 16 December 2002, plc announced modifications to the non-binding indicative Heads of Terms and amendments to the interim security over the Lockbox Accounts. The interim security was further amended on 28 March 2003 (see Part D.1 of this Section).

Provision has been made for the interim security to be released prior to the Corp Scheme Meeting (in circumstances tied to the prospects of the Corp Scheme being successfully implemented (as described more fully in Part D.1 of this Section)). If the interim security has not been released prior to the Corp Scheme Meeting, neither Corp nor plc will proceed with their respective Schemes and the interim security will remain in place in any subsequent insolvency proceedings, meaning that the Bank Creditors, Secured Bondholders and Barclays Bank PLC (as the only ESOP Derivative Bank that committed to support the Restructuring prior to 15 October 2002) would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts. If the interim security is released and the Corp Scheme Meeting proceeds, the choice facing all Corp Scheme Creditors will be the same: either the Corp Scheme will be approved and implemented, or the Corp Scheme will be rejected and in the inevitable insolvency proceeding which would follow such rejection the interim security would no longer be in place.

The Syndicate Banks and the Informal Committee of Bondholders have indicated that they will not be prepared to release the interim security prior to the Corp Scheme Meeting unless, immediately before such release, Corp has confirmed to the Prospective Supervisors that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Part D.21 of this Section remains valid, and the Prospective Supervisors have confirmed to Corp that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors.

On 18 March 2003, plc announced that documentation in relation to the proposed Restructuring had been filed with the Court and provided an update on certain aspects of the Restructuring. On 26 March 2003 and 24 March 2003 respectively the required consents were received to certain pre-completion steps for the Restructuring from the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders.

On 26 March 2003, Corp and plc entered into a definitive agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional upon the Corp Scheme becoming effective, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group.

On 28 March 2003, the undertakings agreed by Corp and plc in April and May 2002 were renewed and modified. As a result of that modification, on the release of the interim security the "Lockbox" provisions of the undertakings will govern withdrawals of cash from the Lockbox Accounts (see Part D.1 of this Section).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART B

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Since August 2001, in view of the deterioration in the Group's financial condition, there have been the following credit rating downgrades in respect of the Group:

     Standard & Poor's
      6 August 2001, BBB+ to BBB-
      5 September 2001, BBB- to BB
      21 Jan 2002, BB to B+
      22 March 2002, B+ to B-
      4 April 2002, B- to CC

     Moody's
      10 August 2001, A3 to Baa2
      7 September 2001, Baa2 to Ba1
      15 October 2001, Ba1 to Ba3
      15 January 2002, Ba3 to B1
      26 March 2002, B1 to Caa3

Corp and plc believe that there are only two possible outcomes of the Group's current financial difficulties, which are the reorganisation of their liabilities through the proposed Schemes or the placing of the companies into administration or liquidation. As discussed in Part C.10 of this Section, Appendix 6 contains an insolvency analysis providing a detailed analysis of the position of Corp and plc should they be subject to insolvency proceedings (and the assumptions, caveats, limitations and uncertainties on which such analysis is based).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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C.     PROPOSED RESTRUCTURING

C.1   OVERVIEW

The Restructuring will be effected through two schemes of arrangement under the Act. A scheme of arrangement is a court-supervised procedure under English law through which a company may enter into a compromise or arrangement with its creditors to effect a restructuring of its financial obligations.

The Corp scheme of arrangement will involve all creditors of Corp at the Record Date, excluding certain categories of creditors, but including the Syndicate Banks and Bondholders to whom the Group's primary financial indebtedness is owed. The plc scheme of arrangement will involve all creditors of plc at the Record Date, excluding certain categories of creditors, the liabilities to some of which are to be novated to Corp (with effect from the Effective Date of the Corp Scheme), but including the Syndicate Banks and Bondholders. Creditors whose claims are to be compromised through the Schemes are referred to as "SCHEME CREDITORS" (but see "Definitions and Interpretation" on page 12 for a further explanation of this term) and the claims of these creditors are referred to as "SCHEME CLAIMS". Assuming the English Court makes an order sanctioning the Schemes, Corp and plc will apply, before the Schemes become effective, for permanent injunction orders under Section 304 of the US Bankruptcy Code (the "BANKRUPTCY CODE") to give effect to their respective Schemes.

Through the Restructuring, Corp will become the new parent holding company of the Group. All of plc's assets (net of a reserve to meet plc's Ongoing Costs) will be distributed to its creditors over time in accordance with the plc Scheme, following which it is intended that plc will be liquidated or dissolved.

C.2   TERMS OF THE RESTRUCTURING

CORP SCHEME

The Corp Scheme will compromise approximately L4.0 billion of externally held financial indebtedness, comprising principally the Bank Facility and the Bonds. In addition, the Corp Scheme will compromise certain other claims and contingent claims, including those discussed under "Summary of key actual and contingent claims" below.

In exchange for the compromise of their Scheme Claims, Corp's Scheme Creditors will receive a distribution, pro rata in proportion to their Admitted Scheme Claims, of a package of cash and new equity and debt securities issued by Corp. This package of cash and securities is referred to as the "SCHEME CONSIDERATION". The Corp Scheme Consideration is to comprise the following:

      a.    CASH: L340 million cash;

      b.    NEW SENIOR NOTES: the euro equivalent (calculated at the Currency
            Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Corp denominated in euro and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

      c. NEW JUNIOR NOTES: the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Corp denominated in US dollars, with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Corp's option, in kind (by issuing additional New Junior Notes) at a rate of 12 per cent. per annum; and

      d. NEW SHARES: 995,000,000 ordinary shares, representing 99.5 per cent. of Corp's issued ordinary share capital immediately following implementation of the Restructuring. Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the New Shares deliverable pursuant to the Schemes delivered in the form of ADRs.

The cash element of the distribution to Corp's Scheme Creditors will be increased by the net proceeds of any asset disposals, other than L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the New Junior Notes will be decreased by

                           I.  EXPLANATORY STATEMENT
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10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 figure referred to in c. above).

PLC SCHEME

The plc Scheme will compromise approximately L3.9 billion of externally held liabilities of plc as guarantor in respect of financial indebtedness, comprising principally the Bank Facility and the Bonds. In addition, the plc Scheme will compromise other claims and contingent claims, including those discussed under "Summary of key actual and contingent claims" below.

In exchange for the compromise of their Scheme Claims, plc's Scheme Creditors will receive a distribution, pro rata to their Admitted Scheme Claims, of all plc's assets (net of a reserve for plc's Ongoing Costs). These assets will principally comprise a portion of the Scheme Consideration to be distributed by Corp pursuant to the Corp Scheme, which plc will receive as a result of a repayment of capital in specie by plc's wholly-owned subsidiary Ancrane, one of the Scheme Creditors of Corp.

ELECTION TO RECEIVE AMERICAN DEPOSITARY RECEIPTS

Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the New Shares deliverable pursuant to the Schemes delivered in the form of ADRs. Any person who elects to receive New Shares in the form of ADRs will receive all future distributions of New Shares to which such person may be entitled pursuant to the Schemes in the form of ADRs. As described below, no depositary fees will be payable at any time in connection with the initial issuance of ADRs pursuant to the Schemes and any UK stamp duty or SDRT payable in this respect will be met by Corp.

ADRs will be issued pursuant to the Schemes in reliance on the exemption from Securities Act registration provided by Section 3(a)(10) thereof (or, in the case of plc Shareholders, in transactions not subject to such registration). Following their initial issuance, such ADRs may be sold in ordinary secondary market transactions without restriction under the Securities Act (subject to the restrictions applicable to "affiliates" described in Part D.16 of this Section). In addition, a registration statement on Form F-6 will be filed with the SEC in relation to the ADRs. It is currently expected that this registration statement will be effective prior to the Effective Date of the Corp Scheme. Once this registration statement is effective, outstanding Corp Shares may be deposited into the ADR programme in exchange for ADRs. Such ADRs may then be sold in ordinary secondary market transactions without restriction under the Securities Act.

Corp will apply to list the ADRs on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003. Persons who are considering making an election to receive New Shares in the form of ADRs should note that, unless and until the NASDAQ listing becomes effective, although ADRs will be free to trade over-the-counter, development of a liquid trading market for the ADRs will be inhibited, which is likely to have a material adverse effect on the value of the ADRs.

A summary of the material terms of the ADRs is set out in Appendix 16. Information as to responsibility for fees and taxes in connection with ADRs is contained in Part D.15 of this Section.

NEW SHARES AND WARRANTS TO BE ISSUED TO PLC SHAREHOLDERS

As part of the Restructuring, plc Shareholders on the register as at the plc Shareholders Record Time will receive 5 million New Shares, representing 0.5 per cent. of Corp's issued ordinary share capital immediately following implementation of the Restructuring, along with up to 50 million Warrants to subscribe for additional shares equal to an aggregate of up to 5 per cent. of Corp's issued ordinary share capital at that date. Each existing plc Shareholder will receive at least one New Share. Warrant entitlements will be rounded down to the nearest whole Warrant and each Warrant will entitle its holder to subscribe one Corp Share (subject to adjustment in the event of certain corporate actions). The exercise price of the Warrants will be 150p per share (again subject to adjustment in the event of certain corporate actions). An ordinary share price of 150p implies a post Restructuring market capitalisation of Corp of approximately L1.5 billion. The Warrants will expire four years

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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after the Restructuring becomes effective if not exercised. The conditions of the Warrants are set out in Appendix 12.

New Shares and Warrants will be given to plc Shareholders under the Corp Scheme. The New Shares are to be issued in return for the compromise and release of Scheme Claims against Corp by the Corp Scheme Creditors. The New Shares and Warrants to be given to plc Shareholders who hold their plc Shares in CREST will be credited to the same CREST accounts. plc Shareholders who hold a plc share certificate, are aged under 18 or have a registered address outside the UK, Channel Islands, Isle of Man or Ireland will receive a certificate in respect of their New Shares and, if applicable, Warrants. The New Shares and, if applicable, Warrants to be given to plc Shareholders who hold a plc share certificate, are aged under 18 or have a registered address outside the UK, Channel Islands, Isle of Man or Ireland will be held in a nominee account on their behalf operated by Corp's registrars.

Pursuant to the Corp Scheme, New Shares will be issued to The Bank of New York, as depositary (the "PLC ADR DEPOSITARY") in respect of the existing American depositary receipt programme relating to the plc Shares (the "PLC ADR PROGRAMME"), in common with other plc Shareholders. In accordance with the deposit agreement for the plc ADR programme, plc and the plc ADR Depositary have consulted with respect to these New Shares, and have agreed that the plc ADR Depositary will arrange for persons who hold plc Shares in the form of American depositary receipts ("PLC ADRS") to receive their interest in respect of this distribution in the form of ADRs representing Corp Shares. No depositary fees will be payable in connection with the initial issuance of these ADRs. SDRT, however, will be payable in this connection at a rate of 1.5 per cent. of the market value of the New Shares deposited into the Corp ADR programme. The plc ADR Depositary will, on behalf of the holders of plc ADRs, sell any New Shares relating to their fractional ADR entitlements together with such number of additional New Shares to which they would be entitled as may be necessary to cover the amount of SDRT that is due. A summary of the material terms of the ADRs is set out in Appendix 16.

Also pursuant to the Corp Scheme, Warrants will be issued to the plc ADR Depositary in common with other plc Shareholders. In accordance with the deposit agreement for the plc ADR programme, plc and the plc ADR Depositary have consulted with respect to these Warrants, and have determined that it is unlikely that a liquid market for Warrants will develop in the United States, and that it would be unreasonably costly to seek to distribute Warrants directly to holders of plc ADRs. Accordingly, at an appropriate time, the plc ADR Depositary will sell any such Warrants it has received and will distribute the net proceeds of such sale to holders of plc ADRs, all in accordance with the deposit agreement for the plc ADR programme.

C.3   TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR NOTES

Set out below is a summary of the principal terms of the New Notes comprising part of the Scheme Consideration. See Appendix 8 for the detailed terms of the New Notes and for definitions of terms used in this Part C.3 that are not otherwise defined in part V.

Principal Amount and
Currency The New Senior Notes will have an aggregate principal amount of the equivalent (calculated at the Currency Rate) of L450 million. Elections may be made in Claim Forms delivered under each Scheme and in Account Holder Letters to elect for all, but not part of, the New Senior Notes to be received by Scheme Creditors and Designated Recipients to be denominated in euros or US dollars. No New Senior Notes denominated in US dollars will be issued unless, based on all Claim Forms received before 5:00 p.m. (London time) on 17 April 2003 and all Account Holder Letters delivered before 5:00 p.m. (New York City time) on 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency
                             Rate) of euro 250 million (less the Relevant
                             Deduction) of New Senior Notes denominated in US dollars being required to be issued in the First Initial Distribution under both Schemes. No New Senior Notes denominated in euro will be issued unless, based on all Claim Forms received before 5:00 p.m. (London time) on 17 April 2003 and all Account

                           I.  EXPLANATORY STATEMENT
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SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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                             Holder Letters delivered before 5:00 p.m. (New York City time) on 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least euro 250 million (less the Relevant Deduction) of New Senior Notes denominated in euro being required to be issued in the First Initial Distribution under both Schemes.

                             The New Junior Notes will have an initial aggregate principal amount equal to the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million, unless the cash element of the distribution to Corp Scheme Creditors is increased by the net proceeds of any asset disposals (in which event, the initial aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 million figure referred to above)). The New Junior Notes will be denominated in US dollars.

Interest The New Senior Notes will bear interest from their issue date at a per annum rate of 8 per cent. payable quarterly in cash on each 15 January, 15 April, 15 July and 15 October, commencing 15 July 2003. On the first interest payment date for the New Senior Notes, Corp will pay, in addition to accrued interest on the outstanding principal amount of the New Senior Notes, an amount per New Senior Note equal to the amount of interest that would have accrued on such New Senior Note if such New Senior Note had been outstanding for the period from 1 May 2003 to the issue date of the New Notes.

                             The New Junior Notes will bear interest from their issue date at a per annum rate of 10 per cent. payable quarterly in cash or, at Corp's option, at a per annum rate of 12 per cent. payable quarterly in kind (by issuing additional New Junior Notes to the holders of New Junior Notes) on each 31 January, 30 April, 31 July and 31 October, commencing 31 July 2003. On the first interest payment date for the New Junior Notes, Corp will pay, in addition to accrued interest on the outstanding principal amount of the New Junior Notes, an amount per New Junior Note equal to the amount of interest that would have accrued on such New Junior Note if such New Junior Note had been outstanding for the period from 1 May 2003 to the issue date of the New Notes.

Maturity                     The New Senior Notes will mature on 30 April 2008.

                             The New Junior Notes will mature on 31 October
                             2008.

Optional Redemption          All of the outstanding New Notes may be redeemed at
                             Corp's option in whole, but not in part, at any time at a redemption price in cash equal to the greater of (i) 110 per cent. of their principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the New Senior Notes and New Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Mandatory Redemption         The New Notes are subject to mandatory early
                             redemption in certain circumstances. The New Notes must be redeemed prior to their stated maturity in whole or in part using the proceeds from the Mandatory Redemption Escrow Account, which is an escrow account to be established for redemption of the New Notes into which Corp will be required to deposit, from time to time:

                           I.  EXPLANATORY STATEMENT
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                             - releases to, or upon the order or instructions of, Corp or its subsidiaries of certain cash collateral security for performance bonding (as described in more detail in Part D.4 of this Section); and

                             - all net proceeds of asset sales received on or after 1 May 2003, other than up to L82 million of net proceeds from disposals of certain exempt specified assets and, if there are no New Junior Notes outstanding, proceeds reinvested in the non-US core business within specified time periods.

                             Corp will apply amounts in the Mandatory Redemption Escrow Account to redeem first the New Junior Notes and then, under certain circumstances, the New Senior Notes, in each case at a redemption price in cash of 110 per cent. of their principal amount plus accrued and unpaid interest.

                             In addition, in the event of either a Change of Control of Corp or the merger, consolidation or sale of all or substantially all the assets of Corp and its subsidiaries, taken as a whole, all of the New Notes must be redeemed in whole, but not in part, at a redemption price in cash equal to the greater of (i) 110 per cent. of their principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the New Senior Notes and New Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Covenants                    The New Senior Notes and the New Junior Notes will
                             be issued under indentures that will contain certain restrictive covenants. The restrictive covenants will include, among other things:

                             - restrictions on indebtedness, guarantees, sale and leaseback transactions and the issuance of preferred stock;

                             - restrictions on dividends, distributions, investments and other restricted payments;

                             -  restrictions on acquisitions;

                             -  restrictions on liens;

                             -  restrictions on derivative transactions;

                             - restrictions on transactions with affiliates (including Ringfenced Entities);

                             - restrictions on the issuance and sale of equity interests in Corp's subsidiaries;

                             -  restrictions on asset sales; and

                             - restrictions on mergers, consolidations and sales of all or substantially all assets.

                             Each of the covenants will be subject to exceptions and qualifications.

                             In addition, under the indenture governing the New Senior Notes (but not the New Junior Notes), beginning as of 30 September 2005 the Group will be required to meet financial covenants with respect to a minimum ratio of consolidated EBITDA to consolidated finance charges and a maximum ratio of consolidated indebtedness to consolidated EBITDA, in each case

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                             calculated with respect to the consolidated Group (but excluding the Ringfenced Entities if any New Junior Notes are outstanding).

                             The indentures will provide for customary grace periods and remedies. When the New Senior Notes and the New Junior Notes are simultaneously outstanding, however, the indentures will provide for longer grace periods and require a larger percentage of the noteholders to take enforcement action in the case of certain non-payment covenant defaults.

Purchase of New Notes        The indentures governing the New Notes will provide
                             that Corp and its subsidiaries may purchase outstanding New Notes only after the second scheduled Senior Note Interest Payment Date or
                             Junior Note Interest Payment Date, as the case may be, and then only if (a) no Default or Event of Default under the New Senior Note indenture (in the case of the New Senior Notes) or the New Junior
                             Note indenture (in the case of the New Junior
                             Notes) has occurred and is continuing; (b) interest on the immediately two preceding Junior Note
                             Interest Payment Dates was paid in cash (rather than in kind); and (c) Corp has not given notice of an intention to pay interest on the next Junior
                             Note Interest Payment Date in kind.

US Ringfencing               The covenants in the indentures governing the New
                             Notes will restrict the financial, operational and other dealings that the Non-Ringfenced Entities can have with the Ringfenced Entities. The covenants for the New Notes will also require Corp to separate the North American Access Business, BBRS
                             Business and OPP Business into separate
                             subsidiaries (or groups of subsidiaries) within the US Ringfencing no later than the second anniversary of the issue date of the New Notes. Moreover, the Non-Ringfenced Entities will generally be prohibited from providing funding for any of the Ringfenced Entities and, following the separation of the three principal businesses within the US
                             Ringfence, the North American Access Business, BBRS
                             Business and OPP Business will generally be prohibited from providing funding to each other.
                             See Part A.2 of this Section for a description of the US Ringfencing.

Guarantees and Security      Corp's obligations under the New Notes will be
                             guaranteed by, inter alios, Corp's principal operating subsidiaries. With limited exceptions, the Guarantor coverage must include on an ongoing basis (i) subsidiaries that together account for at least 80 per cent. and (ii) each subsidiary that individually accounts for more than 5 per cent., in each case, of the total assets, total external assets, total external sales and (commencing as of 31 March 2005) EBITDA of Corp and its subsidiaries.
                             Corp and the Guarantors will, with limited exceptions, grant security over substantially all of their respective assets to secure their respective obligations under the New Notes and the guarantees thereof as well as the Performance
                             Bonding Facility.

Payment Priorities           Corp, the Guarantors and the trustees for the New
                             Notes, among others, will enter into a Security
                             Trust and Intercreditor Deed that will establish the relative priorities among the New Senior Notes, New Junior Notes, the Performance Bonding Facility and certain intra-Group liabilities with respect to the obligations of Corp and the Guarantors.

                             Following the occurrence of a payment Default and/or an acceleration of the maturity of the New Senior Notes, all proceeds from enforcement of the security granted by Corp and the Guarantors (where such Guarantors

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                             are providers of security) to secure their respective obligations under the New Notes and the guarantees thereof and the Performance Bonding Facility will be applied as follows:

                             - first, to the fees and expenses of the trustees and other agents;

                             - second, to the lenders providing the Performance Bonding Facility;

                             - third, to the repayment of the New Senior Notes; and

                             -  fourth, to the repayment of the New Junior
                                Notes.

Payment and Security
Enforcement Blocks           Under the terms of the Security Trust and
                             Intercreditor Deed and the indentures for the New
                             Notes, no payments may be made on the New Junior
                             Notes (other than payments of interest in kind) and no redemptions of the New Junior Notes from amounts contained in the Mandatory Redemption Escrow
                             Account may be made (subject to limited exceptions)
                             (i) upon the occurrence of a Default under the New
                             Senior Notes and the delivery of notice of such Default by the Senior Note Trustee to the Security
                             Trustee for a period lasting until the earlier of
                             (a) the expiration of 179 days after the date of such notice, (b) the date on which such Default is no longer continuing, (c) the date on which the holders of a majority of the principal amount of the New Senior Notes consent, or (d) the payment in full of all obligations under the New Senior Notes and the New Senior Note indenture, or (ii) upon the occurrence of a payment Default or acceleration of the New Senior Notes following an Event of Default under the New Senior Notes or the New Senior Note indenture until the earlier of (a) the date on which the payment Default has been remedied or waived and, if the New Senior Notes have been accelerated, the acceleration has been rescinded,
                             (b) the date on which the holders of a majority of the principal amount of the New Senior Notes consent, or (c) the payment in full of all obligations under the New Senior Notes and the New
                             Senior Note indenture.

                             The Security Trust and Intercreditor Deed further provides that in the event of a default under the New Senior Notes, the holders of the New Junior Notes may not accelerate the New Junior Notes during the 179-day or shorter period referred to in clause (i) of the previous sentence. In addition, under the terms of the Security Trust and Intercreditor Deed, the holders of the New Junior Notes may not take enforcement action against any security securing the New Junior Notes without the consent of the holders of the New Senior Notes or unless all liabilities arising under the New Senior Notes have been discharged in full.

                             The Security Trust and Intercreditor Deed further provides that if a payment default occurs under the Performance Bonding Facility, the lenders thereunder may require the obligors to provide full cash collateral to cover all outstanding liabilities but may not accelerate the liabilities under the Performance Bonding Facility or take the other enforcement action for 180 days unless the New Senior Notes have been accelerated.

Security Numbers             The CUSIP for the New Senior Notes denominated in
                             euro (if any are issued) will be G58129AB6.
                             The CUSIP for the New Senior Notes denominated in
                             US dollars (if any are issued) will be G58129AA8.
                             The CUSIP for the New Junior Notes will be
                             G58129AD2.

Further details of the security and intercreditor arrangements affecting the New Notes are set out in Appendix 10.

                           I.  EXPLANATORY STATEMENT
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C.4   SUMMARY OF KEY ACTUAL AND CONTINGENT CLAIMS

Schedule 3 to the Corp Scheme in part II contains a list of Scheme Creditors who may have a Scheme Claim. The aggregate amount (in sterling) of claims listed in
Schedule 3 in part II is approximately L5.193 billion. The fact that a claim is listed in Schedule 3 at a certain amount does not mean that the particular claim will be Admitted at that, or any other, amount. There are three principal areas of actual and contingent claims listed in Schedule 3 to the Corp Scheme:

      a. BANK FACILITY AND BOND DEBT: Corp is indebted as at the Record Date to:

          (i) the Syndicate Banks pursuant to the terms of the Bank Facility in the principal sums of US$2,226,600,000 and L650,000,000, together with accrued but unpaid interest of US$40,271,358 and L18,199,947;

          (ii) the relevant Bondholders pursuant to the terms of the 2005 Eurobonds in the principal sum of E500,000,000 together with accrued but unpaid interest of E12,559,932;

          (iii) the relevant Bondholders pursuant to the terms of the 2010 Eurobonds in the principal sum of E1,000,000,000 together with accrued but unpaid interest of E28,469,178;

          (iv) the relevant Bondholders pursuant to the terms of the 2010 Yankee Bonds in the principal sum of US$900,000,000 together with accrued but unpaid interest of US$31,687,500; and

          (v) the relevant Bondholders pursuant to the terms of the 2030 Yankee Bonds in the principal sum of US$900,000,000 together with accrued but unpaid interest of US$34,218,750;

      b. INDIRECT CLAIMS BY PLC: these comprise claims under inter-company loan balances and through ownership (via Ancrane) of some of the indebtedness listed in (ii) to (v) above (E324,603,000 and US$261,101,000 of the principal sum is owed to Ancrane). Corp and plc currently anticipate that these claims (inclusive of accrued but unpaid interest) will amount to approximately L776 million in aggregate; and

      c. OTHER THIRD-PARTY AND ASSOCIATED COMPANY CLAIMS: these are expected to include claims under various loans, guarantees, and a US class action and other lawsuits, as well as other potential claims.

In light of the detailed due diligence that has been undertaken in relation to its financial indebtedness, Corp acknowledges that the principal amount of the claims of the Syndicate Banks and the claims in respect of the Bonds set out in
a. above are due and owing and anticipates that these claims, in each case together with interest accruing pursuant to the terms of the Bank Facility or the terms of the relevant Bonds, as appropriate, for the period up to, and including, the Record Date, will be Admitted in the amounts set out in Schedule 3 to the Corp Scheme in part II.

Schedule 3 to the plc Scheme in part III contains a list of Scheme Creditors who may have a Scheme Claim. The aggregate amount (in sterling) of claims listed in
Schedule 3 in part III is approximately L4.68 billion. The fact that a claim is listed in Schedule 3 at a certain amount does not mean that the particular claim will be Admitted at that, or any other, amount. There are two principal areas of actual and contingent claims listed in Schedule 3 to the plc Scheme:

      a. GUARANTEES OF CORP'S BANK FACILITY AND BOND DEBT: plc has guaranteed the indebtedness of Corp listed in paragraph a. above; and

      b. OTHER THIRD-PARTY CLAIMS: these are expected to include claims under various loans, guarantees, and a US class action and other lawsuits, as well as other potential claims.

In light of the detailed due diligence that has been undertaken in relation to its financial indebtedness, plc acknowledges that the principal amount of the claims of the Syndicate Banks and the claims in respect of the Bonds under the guarantees referred to in a. above are due and owing and anticipates that these claims, in each case together with interest accruing pursuant to the terms of the Bank Facility or the terms of the relevant Bonds,

                           I.  EXPLANATORY STATEMENT
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                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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as appropriate, for the period up to, and including, the Record Date, will be Admitted in the amounts set out in Schedule 3 to the plc Scheme in part III.

Claims that would be barred by statute or claims that are otherwise unenforceable in England and Wales or which arise under a contract which is void or, being voidable, has duly been avoided, are not liabilities for the purposes of the Schemes.

C.5   COMPLETION OF THE RESTRUCTURING

As discussed in more detail in Part B of this Section, if the interim security is not released prior to the Corp Scheme Meeting, neither Corp nor plc will proceed with its respective Scheme (see Part D.1 of this Section for further detail on the circumstances in which the interim security is expected to be released).

Each of the Schemes becoming effective will be dependent on, among other things, securing the necessary support of the Scheme Creditors in the relevant Scheme Meeting to be held as part of the scheme of arrangement process, as well as the sanction of the English Court and the granting of a permanent injunction order by the US Bankruptcy Court. No assurance can be given that Corp and plc will be able to satisfy the conditions to completion of the Restructuring (described in more detail below), or that circumstances will not arise that otherwise make it impossible to proceed with the Restructuring. Certain risks related to a failure to implement or a delay in implementing the Restructuring, risks arising from implementation of the Restructuring, operating risks and risks related to ownership of the New Shares, the New Notes and the Warrants are set out in Part F of this Section, Risk Factors.

While the Corp Scheme will not be conditional upon the plc Scheme becoming effective, the plc Scheme will be conditional on the Corp Scheme becoming effective. Any order approving the plc Scheme will not be delivered to the Registrar of Companies (which delivery would make the plc Scheme effective) until an order approving the Corp Scheme has been similarly delivered.

The Schemes will not be conditional on the Listing of the New Shares, the New Notes and/or the Warrants. However, it is expected that the New Shares, New Notes and Warrants will be listed on the Effective Date of the Corp Scheme. Corp will use its reasonable endeavours to effect the Listing of the New Shares, the New Notes and the Warrants as soon as possible on or after the Effective Date of the Corp Scheme. (See details of risks arising from implementation of the Restructuring in Part F.2).

The Schemes will not be conditional on the approval of plc Shareholders. The Co-ordination Committee and the Informal Committee of Bondholders with whom Corp and plc negotiated the Heads of Terms indicated that they would not be prepared to support a Restructuring that requires plc Shareholder approval on the grounds that, considering the financial condition of the Group and the economic interest of plc Shareholders, such a vote would be inappropriate. Corp and plc believe that if the Syndicate Banks and the Informal Committee of Bondholders withdraw their support for the Restructuring, Corp and plc will be forced to commence insolvency proceedings. On this basis, Corp and plc approached the UKLA for a waiver of the requirement to seek plc Shareholder approval in connection with the Restructuring. The UKLA has granted this waiver.

The New Shares to be allotted pursuant to the Corp Scheme will be paid up by the release of, or agreement not to commence or continue prohibited proceedings in respect of, both liquidated and unliquidated Scheme Claims. The Act requires the consideration for an allotment of shares partly paid up by the release of liabilities for unliquidated sums to be independently valued prior to allotment, and accordingly Corp has engaged BDO Stoy Hayward to prepare and deliver a report complying with the provisions of the Act before the New Shares are allotted.

CONDITIONS TO EFFECTIVENESS OF THE SCHEMES

In order to ensure that certain conditions are satisfied before the Schemes can come into effect, Corp and plc will not deliver a copy of any Court order sanctioning the Schemes for registration to the Registrar of Companies in England and Wales until the relevant conditions are satisfied.

Corp will not take the necessary steps to make the Corp Scheme effective unless and until: (a) Corp has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to

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the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the Corp Scheme Meeting, (iii) the hearing to sanction the Corp Scheme and (iv) the Effective Date, to the effect that Corp remains satisfied that the reserves built into the Corp scheme are sufficient to ensure the same level of distribution will be made to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Part D.21 of this Section remains valid; (b) the Prospective Supervisors of the Corp Scheme have provided confirmation in writing to Corp (for Corp's sole benefit) on the day of, but prior to, each of events (i) to (iv) above to the effect that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors; (c) a permanent injunction order of the US Bankruptcy Court under Section 304 of the Bankruptcy Code has been granted in respect of the Corp Scheme; and (d) all conditions precedent (other than those relating to the Corp Scheme becoming effective) set out in the Working Capital Facility and the Performance Bonding Facility are satisfied or waived by the facility agents. Corp will undertake to the Court to file the Court order approving the Corp Scheme with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

plc will not take the necessary steps to make the plc Scheme effective unless and until: (a) plc has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the plc Scheme Meeting, (iii) the hearing to sanction the plc Scheme and (iv) the Effective Date, to the effect that plc remains satisfied that the reserves built into the plc Scheme are sufficient to ensure the same level of distribution will be made to all plc Scheme Creditors; (b) the Prospective Supervisors of the plc Scheme have provided confirmation in writing to plc (for plc's sole benefit) on the day of, but prior to, each of events (i) to (iv) above to the effect that they have no reason to disagree with plc's view that the reserves built into the plc Scheme are sufficient to meet distributions due to be made to all plc Scheme Creditors;
(c) a permanent injunction order of the US Bankruptcy Court under Section 304 of the Bankruptcy Code is granted in respect of the plc Scheme; and (d) a copy of the Court's order sanctioning the Corp Scheme has been delivered for registration to the Registrar of Companies in England and Wales. plc will undertake to the Court to file the Court order approving the plc Scheme with the Registrar of Companies as soon as the conditions set out above are satisfied provided such conditions are satisfied on or before 19 June 2003.

Corp will not pursue a permanent injunction order of the US Bankruptcy Court unless the English Court makes an order sanctioning the Corp Scheme. plc will not pursue a permanent injunction order of the US Bankruptcy Court unless the English Court makes orders sanctioning both the Corp Scheme and the plc Scheme.

If a Scheme has not been made effective on or before 19 June 2003, the Scheme will be withdrawn and not made effective.

WITHDRAWAL OF SCHEMES

As a result of the extensive due diligence undertaken by Corp and plc and having taken account of the results of the advertising process, Corp and plc are satisfied that the Reserve Claims Segment in respect of each of the Corp and plc Schemes will be sufficient to ensure the same level of distribution will be made to all plc Scheme Creditors. In addition the Prospective Supervisors have confirmed that they have no reason to disagree with that view.

In order for the Schemes to proceed the Scheme Companies must indicate that they remain satisfied that the Reserve Claim Segment under each Scheme will be sufficient to meet distributions due to be made in respect of Reserve Claims in accordance with the terms of the Schemes. If each Scheme Company remains so satisfied, each Scheme Company will give written confirmations on certain key dates set out below.

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           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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Board meetings of each Scheme Company will be held at 5.00 pm on the calendar day before each of the following key dates:

      a.    the Release Date;

      b.    the date of the Scheme Meetings;

      c.    the date of the commencement of the Court sanction hearing; and

      d.    the Effective Date,

(each of a. to d. above being a "CONFIRMATION DATE").

The Board meetings will consider whether the Board can pass the Confirmatory Resolution and whether the relevant Scheme Company is able to deliver the Scheme Company Confirmation to the Prospective Supervisors confirming that the relevant Scheme Company remains satisfied that the level of reserves built into each of the Schemes will be sufficient to ensure the same level of distribution will be made to all relevant Scheme Creditors and, in the case of Corp, that the statement as to the Corp Group's working capital contained in Part D.21 of this Section remains valid. On receipt of the Scheme Company Confirmation, the Prospective Supervisors will be required to consider whether, based on the information available to them at that time, they are able to confirm in writing that they have no reason to disagree with the relevant Scheme Company's view that the level of reserves built into each of the Schemes will be sufficient to ensure the same level of distribution will be made to all relevant Scheme Creditors by delivering the Supervisor's Confirmation to the relevant Scheme Company by 7.00 a.m. on each Confirmation Date.

Unless the relevant Scheme Company receives the Prospective Supervisor's Confirmation by 7.00 a.m. on each Confirmation Date, the relevant Scheme Company will not proceed with the proposed Scheme and the relevant Scheme will be withdrawn.

If the Corp Scheme is withdrawn then the plc Scheme will also be withdrawn, but the Corp Scheme will not be withdrawn only because the plc Scheme is withdrawn.

C.6   MECHANICS OF THE RESTRUCTURING

OVERVIEW OF THE SCHEMES

As mentioned above, the Schemes are Court sanctioned compromises under section 425 of the Act between each of Corp and plc and their respective Scheme Creditors. These creditors comprise all of the creditors of Corp and plc with the exception of certain "Excluded Creditors" (the identity of the Excluded Creditors and the basis upon which their claims are to be excluded are set out in Appendix 9). No allotment and issue or transfer of securities (or the cash proceeds of sale thereof) or cash will be made to any person where prohibited by any applicable law or regulation.

The Court gave directions on 24 March 2003 for Scheme Meetings of Scheme Creditors of Corp and plc to be convened respectively for 10.00 a.m. and 10.15 a.m. (or as soon as possible thereafter following the conclusion or adjournment of the first meeting) on 25 April 2003. Notices convening the Scheme Meetings for these times are set out in part VI, Sections A and B of this document. The Scheme Meetings will take place at the Institute of Civil Engineers, 1 Great George Street, London SW1.

To become effective, the Schemes must be approved by Scheme Creditors at a Scheme Meeting. The Schemes each require the approval of a majority in number representing three-fourths in value of the Scheme Creditors present and voting (in person or by proxy) at each Scheme Meeting. The Schemes must then receive the sanction of the Court. It is currently anticipated that the Court hearing to sanction the Schemes will take place on 12 to 13 May 2003.

The Schemes are set out in full in parts II and III of this document.

VOTING ON THE SCHEMES

Scheme Creditors are entitled to attend and vote at the Scheme Meetings either in person or by proxy. Although the Eurobond Trustee and The Bank of New York are both Corp Scheme Creditors and the Eurobond Trustee and

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the Yankee Bond Trustee are both plc Scheme Creditors, none of them has any economic interest in the Bonds in respect of which they are the trustee or the depositary, as the case may be. Bondholders in respect of Eurobonds and Yankee Bonds represented by a global Eurobond or a global Yankee Bond, as the case may be, are not Scheme Creditors. Accordingly, certain creditors have requested Corp to exchange the global Yankee Bonds for definitive Yankee Bonds and the global Eurobonds for individual global Eurobonds, in each case with a view to ensuring that Definitive Holders in whose names Yankee Bonds are registered or who become the bearers by attornment of the Eurobonds after such exchange can attend and vote at the Corp Scheme Meeting, and have requested plc to extend the benefit of its guarantees of the Eurobonds and the Yankee Bonds to the Definitive Holders of such Bonds with a view to ensuring that the Definitive Holders can attend and vote at the plc Scheme Meeting in respect of such Bonds. Corp, plc and, in the case of the request to exchange Eurobonds, the Eurobond Trustee, have each agreed to these requests.

Definitive Holders of Bonds who wish to attend and/or vote at the Scheme Meetings must ensure that this is specified in the Account Holder Letter delivered by their Account Holder. Further instructions are set out in Appendix 28.

Only the votes of Scheme Creditors voting at the Scheme Meetings in person or by proxy can be taken into account for the purpose of establishing whether the requisite approval for the Schemes has been obtained.

In order to attend and vote at the Scheme Meetings Scheme Creditors (other than Definitive Holders) must complete and lodge a Form of Proxy (as summarised below). Further instructions are set out in Appendix 27.

Definitive Holders may arrange for forms of proxy to be completed on their behalf by Bondholder Communications by ensuring that their Account Holder gives appropriate instructions on their behalf in the Account Holder Letter. Further instructions are set out in Appendix 28.

VOTING BY PROXY

Scheme Creditors (other than Definitive Holders)

Set out at Appendix 29 is a form of Form of Proxy for use by Scheme Creditors (other than Definitive Holders) in voting on the Schemes. The relevant Form of Proxy should be completed in accordance with the instructions set out on it, indicating the value of the Scheme Claim, including interest accruing on it, if any, for the period up to and including the Record Date. See below for an explanation of the value of a Scheme Creditors' Claim for voting purposes.

Corp and plc may require details of any Scheme Creditors' entitlement to Scheme Claims in order to establish their entitlement to vote. Instructions to this effect are set out on the Forms of Proxy.

Scheme Creditors (other than Definitive Holders) are requested to complete the relevant Form of Proxy in accordance with the instructions set out on it and return it to KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, England, UK, for the attention of Philip Wallace, by 12 noon (London time) on 24 April 2003 (although it is recommended that they be received by 5.00 p.m. (London time) on 17 April
2003). If for any reason this cannot be done, Forms of Proxy may be handed in at the registration desk at the relevant Scheme Meeting and Scheme Creditors are urged to do so no later than one hour before the scheduled time of the relevant Scheme Meeting. Thereafter Scheme Creditors (other than Definitive Holders) may lodge completed Forms of Proxy with the chairman of the relevant Scheme Meeting at that Scheme Meeting. Forms of Proxy may be returned by fax (to fax number +44
(0)20 7694 3011 marked for the attention of Philip Wallace and Richard Heis).

The lodging of a Form of Proxy in advance of the Scheme Meeting does not prevent a Scheme Creditor from revoking such proxy and delivering a new Form of Proxy on the date of the Scheme Meeting or revoking such proxy and attending in person.

Please read the instructions on the Forms of Proxy carefully before completing it. Failure to complete the Form of Proxy in accordance with those instructions may result in your vote being disallowed.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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Definitive Holders

Each Definitive Holder who wishes authority to be given to Bondholder Communications to appoint a proxy to attend a Scheme Meeting on his behalf will be required to ensure that his Account Holder gives the appropriate instructions in the Account Holder Letter on his behalf.

Account Holder Letters should be returned to Bondholder Communications by 5:00 p.m. (New York City time) on 17 April 2003. Failure to deliver an Account Holder Letter to Bondholder Communications by the time and date specified above does not preclude the relevant Definitive Holder from voting at the Scheme Meetings provided that the Definitive Holder or his proxy can establish his entitlement by producing a copy of the Account Holder Letter or form of proxy (which should be obtained from Bondholder Communications), as the case may be, to the registration desk or the chairman of the relevant Scheme Meeting.

Detailed instructions explaining the action to be taken by persons with interests in Bonds are set out in Appendix 28 of this document.

SCHEME MEETINGS AND COURT HEARING

An opportunity will be given at the Scheme Meetings for Scheme Creditors (including Definitive Holders) to ask any questions and to raise any issues they may have in relation to the Schemes. Provided that the Schemes are approved by the Scheme Creditors at the Scheme Meetings by the requisite statutory majority, Scheme Creditors are also entitled to attend the hearing of the Scheme Companies' applications to the Court to sanction the Schemes which is expected to be heard on 12 to 13 May 2003. Scheme Creditors will be notified of the precise dates of the subsequent steps at the Scheme Meetings to the extent they are then known, and notice of the hearing will be published in certain national daily newspapers, which are expected to be The Times and the international editions of the Wall Street Journal, the Financial Times and the International Herald Tribune. Scheme Creditors who wish to raise any issues in advance of the Scheme Meetings or the Court hearing are encouraged to contact KPMG whose details are set out in Appendix 23.

VALUE OF A SCHEME CREDITOR'S SCHEME CLAIM FOR VOTING PURPOSES

For the purpose of valuing a Scheme Claim for voting purposes, all Scheme Claims will be converted to sterling at the Voting Rate (which should not be confused with the Scheme Rate, which is used for valuing Scheme Claims to be Admitted under the Schemes). The amount of the Scheme Claim admitted by the relevant Scheme Company for voting purposes does not (of itself) constitute an admission of the existence or amount of any liability of the relevant Scheme Company, and will not bind the relevant Scheme Company, the Supervisors or Scheme Creditors. The value of a Scheme Claim for voting purposes will be taken net of any applicable set-off or cross-claim.

The chairman of each Scheme Meeting may, for voting purposes only, reject a Scheme Claim in whole or in part if he considers that it does not constitute a fair and reasonable assessment of the relevant sums owed to the relevant Scheme Creditor by the relevant Scheme Company or if the relevant creditor has not complied with the voting procedures described above. If a claim is for an unliquidated amount or for an amount the quantum of which has not been ascertained and the chairman is able to place a minimum value on a Scheme Claim he will admit it at that value. If a Scheme Claim is disputed in its entirety, whether it is liquidated or unliquidated, the chairman will not admit it. The chairman's decision will be final. The chairman will, however, advise the relevant Scheme Creditor of his decision to reject such Scheme Creditor's claim for voting purposes before the Scheme Meeting if he considers it to be practicable and, in any event, at or after the Scheme Meeting, and report his decision to the Court.

The Corp Scheme Meeting will be chaired by Corp's Chairman, John Devaney. Corp's Chief Executive Officer, Michael Parton, will act as his deputy chairman.

The plc Scheme Meeting will be chaired by plc's Chairman, John Devaney. plc's Chief Executive Officer, Michael Parton, will act as his deputy chairman.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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C.7   SCHEME CLAIMS AND DISTRIBUTION MECHANICS

SCHEME CLAIMS

The Schemes will apply to all Liabilities of Corp and plc as at the Record Date other than the Excluded Claims.

In the context of making Scheme Claims, the term "SCHEME CREDITOR" in so far as the Bonds are concerned means only the Eurobond Trustee and the Yankee Bond Trustee and does not include any other person with an interest in Bonds.

No assignment or transfer of a Scheme Claim (which, in this context in relation to the Bonds, means the claims of the Eurobond Trustee and the Yankee Bond Trustee only) after the Record Date will be recognised for the purposes of determining entitlements under the Schemes, provided that where Corp or plc has received from the relevant parties notice in writing of such assignment or transfer the Supervisors, may, in their sole discretion and subject to the production of such other evidence as they may require and to any other terms and conditions which they may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Schemes or attendance at any meeting of Scheme Creditors convened after the Effective Date. No assignee or transferee of a Scheme Claim following the Record Date will be entitled to vote at the Scheme Meetings or, save as described above, participate in the relevant Scheme. This paragraph does not affect the trading of Bonds which may be freely traded in the period prior to the date at which Custody Instructions are issued in respect of the relevant Bonds (further details of which are set out in Appendix 28).

Any assignor or transferor of a Scheme Claim should provide a copy of this document and any other document issued with or appended to it to any assignee or transferee before the relevant Scheme Claim is assigned or transferred to the assignee or transferee.

Corp and plc placed advertisements in The Times and the international editions of the Financial Times, the Wall Street Journal and the International Herald Tribune on Thursday, 19 September 2002. These advertisements explained that Corp and plc proposed to restructure their debt through schemes of arrangement under section 425 of the Act and requested anyone who might have a claim against Corp or plc (or both) to contact KPMG by no later than 5.00 p.m. London time on Friday, 11 October 2002 with details of their claim (whether an actual claim or a contingent one). These advertisements were repeated on 30 January 2003 requesting anyone who might have a claim against Corp or plc (or both) to contact KPMG without delay with details of their claim (whether an actual claim or a contingent one).

Corp and plc have written to those of their Known Creditors whose Scheme Claims will be compromised by the proposed schemes of arrangement, with the exception of certain financial creditors with Known Claims who have been represented in negotiations with Corp and plc regarding the development of the Restructuring, creditors for unclaimed interest and redemptions of loan notes issued by Corp whose potential claims are easily quantified and are provided for in full, and those whose addresses Corp and plc have been unable to ascertain. These letters requested the recipients to respond to KPMG within 21 days of the date of the letter submitting details of any claims (whether actual or contingent claims) that they have against Corp or plc or both.

With the exception of two clearly frivolous claims, this process identified only one claim against plc, and no claims against Corp, in each case which had not previously been identified by the due diligence undertaken by Corp and plc. The one claim identified is disputed by plc, but is provided for in full in the plc Scheme.

EXCLUDED CREDITORS

The Schemes provide for certain types of creditor to be excluded from the Schemes. These creditors will be unaffected by the Schemes and are expected to be paid in the ordinary course.

FURTHER DETAILS OF THE TYPES OF CLAIMS BEING EXCLUDED FROM THE SCHEMES, AND THE REASONS WHY SUCH CLAIMS ARE BEING EXCLUDED, ARE SET OUT IN APPENDIX 9.

The claims of certain creditors have been excluded from the Corp Scheme for a variety of reasons, as follows:

      a. that Corp will continue to carry on business as the holding company of a very substantial group of companies, comprising some 300 subsidiaries, with an aggregate turnover, in the six months ended

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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            31 December 2002, of approximately L1.5 billion and it is necessary to exclude such claims to ensure the continuing viability of the restructured Group -- those categories which are attributable (in whole or in part) to the continuation of the restructured Group are categories 1, 2, 3, 4, 5, 6, 7, 8, 11, 15 and 16;

      b. that the only type of scheme which Corp's principal financial creditors are prepared to support is a scheme which involves an immediate distribution calculated by reference to specific reserves; and an immediate distribution which consists of the whole amount to which, when calculated by reference to those specific reserves, an admitted scheme creditor is entitled -- the categories which are attributable (in whole or in part) to the nature of the proposed Scheme are categories 2, 3, 4, 5, 9, 17 and 18;

      c. that certain claims would be preferential if Corp were to be wound up -- the categories which are attributable (in whole or part) to the preferential nature of the claims comprised in them are categories 1, 2 and 10;

      d. that certain claims would, or might, be incapable of being compromised by means of a scheme -- the category which is attributable (in whole or part) to the inability to compromise obligations is category 2;

      e. that certain claims would, unless excluded, form a separate class which it would be impractical to consult on that basis -- the categories which are attributable (in whole or in part) to impractical class problems are categories 9 and 14;

      f. that there are certain claims which it would be uneconomic to include -- the categories which are attributable (in whole or in part) to the costs of including them are categories 13 and 14; and

      g. that certain claims relate to parties who are assisting in the consideration, negotiation and/or implementation of the Corp Scheme -- the category which is attributable (in whole or in part) to the implementation of the Corp Scheme is category 12.

The plc Scheme seeks to exclude the following types of claim:

      a. contracts that will be novated to Corp or claims that will be settled -- the categories which are attributable (in whole or in part) to this are categories 1 and 9;

      b. claims that would be preferential if plc were to be wound up -- the categories which are attributable (in whole or part) to the preferential nature of the claims comprised in them are categories 2 and 3;

      c. claims that would, or might, be incapable of being compromised by means of a scheme -- the category which is in part attributable to this being incapable of compromise is category 2;

      d. claims that would, unless excluded, form a separate class which it would be impractical to consult on that basis -- the category which is attributable to impractical class problems is category 4;

      e. claims which it would be uneconomic to include -- the category which is attributable to the cost of including them is category 8; and

      f. claims that relate to parties who are assisting in the consideration, negotiation and/or implementation of the plc Scheme -- the categories which are attributable (in whole or in part) to assisting in the implementation of the plc Scheme are categories 5, 6, 7 and 9.

(Further explanation of the reasons for excluding these categories of claims is set out in Appendix 9).

The following obligations of plc have been novated to Corp (conditionally upon the Corp Scheme becoming effective) and will be excluded from the Corp Scheme:

      a. a guarantee provided to Finmeccanica SpA as the purchaser of certain Italian subsidiaries sold by the Group in 2002;

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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      b. certain agreements between plc and BAE in respect of the merger of the Group's former defence business with BAE; and

      c. a licence agreement dated 1 December 1999 between Lemelson Medical, Education and Research Foundation, Limited Partnership and plc.

In addition, the service contracts and letters relating to retirement benefits (including FURBS) of Michael Parton and Michael Donovan have been novated to Corp unconditionally.

These obligations will also be excluded from the compromise to be effected by the Corp Scheme and will therefore be unaffected by the Corp Scheme.

CLAIMS WHICH HAVE THE BENEFIT (IN WHOLE OR IN PART) OF INSURANCE

Corp Scheme

The Corp Scheme excludes liabilities of Corp to third parties which are covered by a Corp Insurance Policy or which would be covered by a Corp Insurance Policy but for:

      a. any excess, deductible or limit of liability applicable under any Corp Insurance Policy to any such liability; or

      b. any insurer failing to satisfy any Corp Insurance Policy claim in full when payable when the insurer is in liquidation or provisional liquidation or administration under the Insolvency Act 1986 or subject to any scheme of arrangement entered into by it under section 425 of the Act (or any equivalent or analogous proceeding or arrangement in any other jurisdiction, including any proceeding under chapter 11 of the Bankruptcy Code); or

      c. the Corp Insurance Policy or any claim under it being void or avoided by any insurer,

being liabilities of Corp in respect of which the third party would have rights against the insurer under that insurance by virtue of Section 1 of the 1930 Act in the event that any of the events set out in section 1(1)(b) of the 1930 Act occurred with respect to Corp.

For further details see Appendix 9.

ANY CREDITOR WHO IS IN ANY DOUBT AS TO WHETHER THEIR CLAIM MAY BE EXCLUDED UNDER THIS CATEGORY SHOULD SUBMIT A CLAIM FORM IN THE CORP SCHEME WITHOUT DELAY.

plc Scheme

Liabilities of plc to third parties which are covered by any contract of liability insurance will be treated as a Scheme Claim. However, in the circumstances explained in the next paragraph, such a Scheme Claim may be partially (or wholly) covered by a contract of liability insurance and plc may recover sums from its insurers (or from a compensation scheme which makes a payment to plc where the relevant insurer has become insolvent) in respect of all or part of that claim. Any such sums recovered will be held on trust for the relevant plc Scheme Creditor.

The right to receive such sums recovered by plc applies in circumstances in which, and to the extent that, plc's rights against the insurer in respect of the liability constituted by the Scheme Claim would be transferred to and vest in the Insured Scheme Creditor pursuant to the 1930 Act in the event of a winding up order against plc.

The rationale for treating these claims in this way is that the liabilities are covered (in whole or in part) by a third party insurer in circumstances where plc's rights against the insurer in respect of its liability to the third party concerned would be transferred in whole or part to, and vest in, the third party by virtue of the 1930 Act if plc were to enter into an insolvency proceeding under the Insolvency Act 1986.

Rights equivalent to those which third parties would have under the 1930 Act are provided in the Scheme in order to ensure that creditors who would be protected by the 1930 Act would not be better off by plc entering into an insolvency proceeding under the Insolvency Act 1986 and so constitute a separate class of creditors.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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The only claim of which plc is currently aware and which is covered by insurance in circumstances in which an additional payment might potentially become payable would be any liability that plc may be held to have in respect of the Tri-Star Claim.

If liability in respect of the relevant Scheme Claim is established and such liability appears to the Supervisors to be wholly or partly covered by a plc Insurance Policy, the Supervisors will:

      a. notify the relevant Scheme Creditor of the extent to which it appears that the claim is covered by a plc Insurance Policy (an "Insured Scheme Claim"); and

      b. at the expense of the relevant Scheme Creditor, use reasonable endeavours to enforce for the benefit of the relevant Scheme Creditor all rights of recovery against an insurer in relation to that Insured Scheme Claim.

A Distribution of Scheme Consideration in respect of that Insured Scheme Claim will only be payable once the outcome of such enforcement is known and only to the extent that the net proceeds of enforcement against the insurer held on trust for the relevant Scheme Creditor are less than the amount which appears to the Supervisors to be an Insured Scheme Claim.

FOR THE AVOIDANCE OF DOUBT CREDITORS OF PLC WHO MAY HAVE RIGHTS UNDER THE 1930 ACT SHOULD SUBMIT A CLAIM FORM FOR THE FULL AMOUNT OF THEIR CLAIM WITHOUT DELAY.

KNOWN CLAIMS AND RESERVE CLAIMS

During the Restructuring negotiations it became clear that the principal financial creditors of Corp and plc would only support schemes of arrangement that established a first fixed dividend to be payable to all Scheme Creditors by way of an Initial Distribution on the Effective Date of the Schemes.

In order to set the level of that Initial Distribution, Corp and plc have undertaken extensive due diligence to identify all creditors of Corp and plc. The advertising process undertaken by Corp and plc before launching the Schemes sought to ensure that as far as possible all Scheme Creditors were identified and have been included in the schedule of all Known Claims. The provisions set out in the schedule of Known Claims have been set at 100 per cent. or, where the extent of the liability is unclear, on an estimated worst-case scenario basis. In addition to the Known Claims both Schemes include reserves that the Scheme Companies are satisfied will cover any other Scheme Claims that had not been identified by the Record Date (the "RESERVE CLAIMS") and the Prospective Supervisors have confirmed that they have no reason to disagree with this view.

However, as outlined above, neither Scheme Company will proceed with its Scheme if either:

      a. the relevant Scheme Company does not deliver the Scheme Company Confirmation to the Prospective Supervisors on the calendar day prior to each Confirmation Date confirming that the relevant Scheme Company remains satisfied that the level of reserves will be sufficient to ensure the same level of distribution will be made to all relevant Scheme Creditors and, in the case of Corp, that its statement as to the Corp Group's working capital contained in Part
            D.21 of this Section remains valid; or

      b. the relevant Scheme Company does not receive the Prospective Supervisor's Confirmation by 7:00 a.m. on each Confirmation Date.

The Known Claims against Corp and plc as at the Record Date are listed in
Schedule 3 to the Corp Scheme and Schedule 3 to the plc Scheme respectively, set out in parts II and III of this document respectively. The fact that a claim has been provided for in the list of Known Claims at a certain amount does not mean that the particular claim will be Admitted as a Scheme Claim at that, or any other, amount. In particular, where the claim is currently in dispute or the subject of litigation proceedings, the amount included in the Schedules only represents what the relevant Scheme Company considers to be the maximum amount of the claim, which may be disputed in whole or in part and in no way constitutes any admission by the Scheme Company, the Prospective Supervisors, the Supervisors or KPMG that a person with such a claim is a Scheme Creditor or that a liability is owed to any person in respect of any claim or right.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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At the Court hearing to sanction the relevant Scheme, the relevant Scheme Company will present to the Court a schedule of Scheme Claims compiled by the Prospective Supervisors which will set out the details of the Scheme Creditors with Known Claims which are proposed to be Admitted by the Supervisors on the Effective Date and which, in accordance with the terms of the relevant Scheme, will receive their Initial Distribution through the First Initial Distribution.

THE KNOWN CLAIMS SEGMENT AND THE RESERVE CLAIMS SEGMENT

In relation to each of the Corp and plc Schemes a portion of the Scheme Consideration (the "KNOWN CLAIMS SEGMENT") will initially be set aside to meet the Initial Distribution payable to the Known Creditors in respect of Admitted Known Claims. The remaining portion of the Scheme Consideration (the "RESERVE CLAIMS SEGMENT") will initially be set aside to meet the Initial Distribution payable to the Reserve Creditors in respect of Admitted Reserve Claims. Save as set out below, Reserve Creditors will not be entitled to participate in the distribution to be made out of the Known Claims Segment and will only be entitled to be paid their entitlement to the Scheme Consideration out of the Reserve Claims Segment.

The quantum of Reserve Claims that could be met out of the Reserve Claims Segment in each of the Corp Scheme and the plc Scheme is greater than the actual quantum of Known Claims that are expected to be Admitted in that Scheme after deducting or discounting Known Claims in respect of:

      a.    financial creditors;

      b.    landlords;

      c.    intra-group creditors; and

      d. one disputed claim for a large but unspecified amount that has already been tried by a judge in the US and ruled against on all counts, but is pending appeal.

Given the level of due diligence that has been undertaken, Corp and plc are satisfied that they have identified the claims of all financial creditors, landlords and intra-group claims and all disputed claims which have no merit. Accordingly, the level of the reserves would be sufficient to cover more than a 100 per cent. increase in the level of other claims against each Scheme Company.

It is currently anticipated that the Known Claims Segment and the Reserve Claims Segment for each of the Schemes will, at the Effective Date, comprise the elements of Scheme Consideration as set out in the tables below (assuming no increase in the cash element of the Corp Scheme Consideration but that the plc Scheme becomes effective on the same day as the Corp Scheme). These figures, which are for illustrative purposes only, assume that each of the Known Claims is Admitted to the relevant Scheme in the full sterling amount listed in
Schedule 3 to the relevant Scheme, calculated by applying, where necessary for currency conversion, the Voting Rate.

CORP SCHEME

                                                                    Known              Reserve
                                                                   Claims               Claims
                                                                   Segment             Segment
                                                                -------------    -------------
Cash                                                            L 333,360,148    L   8,024,527
Principal amount of New Senior Notes (sterling equivalent)      L 441,505,803    L  10,627,771
Principal amount of New Junior Notes (sterling equivalent)      L 302,103,439    L   7,272,127
Number of New Shares available for Corp Scheme Creditors          976,218,386       23,499,184

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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PLC SCHEME

                                                                      Known        Reserve
                                                                     Claims         Claims
                                                                    Segment        Segment
                                                                -----------    -----------
Cash                                                            L44,235,292     L2,361,519
Principal amount of New Senior Notes (sterling equivalent)      L68,159,845     L3,638,741
Principal amount of New Junior Notes (sterling equivalent)      L46,638,851     L2,489,834
Number of New Shares available for plc Scheme Creditors         150,708,991      8,045,661

For the purposes of calculating the above table Known Claims that are denominated in a currency other than sterling and New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

The calculation of the Known Claims Segment and the Reserve Claims Segment under the plc Scheme is based upon Ancrane's aggregate claims under the Corp Scheme of approximately L776 million being Admitted (which is expected to occur) and the sum of L7,000,000 being set aside from the cash element of the Corp Scheme Consideration received via Ancrane on account of plc's Ongoing Costs.

If a Known Claim is rejected or reduced by the Supervisors in either Scheme then that portion of the Known Claims Segment that would have been used to satisfy that Known Claim (or part thereof) had it been Admitted will be added to the Reserve Claims Segment, unless (in the case of the Corp Scheme only) that Known Claim (or part thereof) is greater than L250,000,000, in which case the relevant portion of the Known Claims Segment will be distributed promptly to all Admitted Scheme Creditors.

If a Known Claim is Admitted in an amount higher than the amount set out in
Schedule 3 to the Corp Scheme or the plc Scheme set out in parts II and III of this document respectively, the excess over the amount set out in the Schedules to the Corp Scheme and plc Scheme set out in parts II and III of this document respectively will be treated as an Admitted Reserve Claim.

THE WAITING PERIOD

The segregation of the Known Claims Segment and the Reserve Claims Segment will continue for a period of twelve months from the Effective Date or such shorter period as the Supervisors may determine in accordance with the terms of the Schemes, known as the "WAITING PERIOD". On the expiry of the Waiting Period, all Scheme Consideration remaining in both the Known Claims Segment and the Reserve Claims Segment that has not been distributed to satisfy Known Claims or Reserve Claims (as the case may be) will be held by the Supervisors to meet any Scheme Claims which have not been Admitted or to make Further Distributions to all Scheme Creditors as described below. Accordingly, only Scheme Claims which are Admitted during the Waiting Period will be met out of either the Known Claims Segment or the Reserve Claims Segment (as the case may be).

If at any stage after the Effective Date the Supervisors receive notice of a Reserve Claim which:

      a. if it is immediately Admitted in whole or in part would result in the Supervisors considering that the Reserve Claims Segment of the relevant Scheme will not be sufficient to meet the distributions that are likely to be payable to all Reserve Creditors in respect of Admitted Reserve Claims of that Scheme; and

      b. the Supervisors cannot immediately determine whether or not, or the extent to which, that Reserve Claim should be Admitted,

the Supervisors may consider that Reserve Claim for a period of up to 30 Business Days from the date on which that claim is submitted. On, or prior to, the expiry of this period, the Supervisors will confirm to the relevant Scheme Company and the Creditors' Committee constituted under the terms of the relevant Scheme whether or

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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not they consider that the Reserve Claims Segment will not be sufficient to ensure that all Reserve Creditors receive the same level of distribution as those creditors participating in the First Initial Distribution in respect of Admitted Reserve Claims of that Scheme. If, after such consideration, the Supervisors are not satisfied that the Reserve Claims Segment will be sufficient to meet distributions that are likely to be payable to all Reserve Creditors in respect of Admitted Reserve Claims of that Scheme, the Supervisors will be required to bring the Waiting Period to an end. No distributions will be made under the relevant Scheme whilst such a Reserve Claim is being considered by the Supervisors.

Following the expiry or termination of the Waiting Period all remaining Scheme Consideration will be held by the Supervisors:

      a. to make pro rata distributions in accordance with normal English liquidation principles to all Admitted Scheme Creditors who had not received their Initial Distribution at the time that the Waiting Period terminated until they have received the same rateable distribution which other Admitted Scheme Creditors have already received; and

      b. to make Further Distributions to all Scheme Creditors with Admitted Scheme Claims in accordance with normal English liquidation principles.

THE INITIAL DISTRIBUTION

In relation to each of the Schemes each Admitted Scheme Creditor will be entitled to receive a proportion of the Scheme Consideration by way of an Initial Distribution calculated in accordance with the following formula:

         AC
         ---  X KCS where
         KC

      AC = the quantum of the relevant Scheme Creditors' Admitted Scheme Claim in the relevant Scheme.

      KC = the aggregate quantum of the Known Claims of the relevant Scheme.

      KCS = the elements of Scheme Consideration forming the Known Claims
            Segment of the relevant Scheme.

Subject to the expiry or earlier termination of the relevant Waiting Period, Known Claims will be paid out of the Known Claims Segment and Reserve Claims will be paid out of the Reserve Claims Segment of the relevant Scheme.

Any Scheme Claim which at the Record Date is not immediately due and payable but would be legally due and payable on an insolvent liquidation of the relevant Scheme Company shall be treated for the purposes of Distributions under the Schemes as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

Any Scheme Claim that is denominated in a currency other than sterling will be converted into sterling at the Scheme Rate.

WORKED EXAMPLES

CORP SCHEME

Accordingly, a Scheme Creditor with an Admitted Scheme Claim of L1,000,000 against Corp would be entitled to receive (assuming no increase in the cash element but that the plc Scheme becomes effective on the same day as the Corp Scheme) an Initial Distribution out of the Known Claims Segment (or the Reserve Claims Segment, as appropriate) in the Corp Scheme of approximately:

                1,000,000
              -------------  X KCS
              5,192,831,052
         =     0.000192573   X KCS

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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Rounding down fractional entitlements, the Corp Scheme Creditor would be entitled to receive:

         0.000192573  X L333,360,148      cash              = L64,196      cash
         0.000192573  X L441,505,803*     New Senior Notes  = L85,022*     New Senior Notes
         0.000192573  X L302,103,439*     New Junior Notes  = L58,177*     New Junior Notes
         0.000192573  X 976,218,386       New Shares        = 187,993      New Shares

* equivalent principal amount

If the plc Scheme does not become effective on the same day as the Corp Scheme (or at all) the Corp/plc distribution model described under the Heading "Circulation of Scheme Consideration and payments on a modelled basis" below will not have been applied, and accordingly each of the numbers set out above will be reduced by between approximately 0.41 per cent. and 0.47 per cent.

For the purposes of calculating the above table Known Claims that are denominated in a currency other than sterling and New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

PLC SCHEME

Similarly, a Scheme Creditor with an Admitted Scheme Claim of L1,000,000 against plc would be entitled to receive (assuming no increase in the cash element of the Corp Scheme Consideration but that the plc Scheme becomes effective on the same day as the Corp Scheme) an Initial Distribution out of the Known Claims Segment (or the Reserve Claims Segment, as appropriate) in the plc Scheme of:

              1,000,000
         =    -------------  X KCS
              4,682,928,026
         =     0.000213542   X KCS

Rounding down fractional entitlements, the plc Scheme Creditor would be entitled to receive approximately:

         0.000213542  X L44,235,292       cash              = L9,446       cash
         0.000213542  X L68,159,845*      New Senior Notes  = L14,554*     New Senior Notes
         0.000213542  X L46,638,851*      New Junior Notes  = L9,959*      New Junior Notes
         0.000213542  X 150,708,991       New Shares        = 32,182       New Shares

---------------

* equivalent principal amount

If the plc Scheme does not become effective on the same day as the Corp Scheme the Corp/plc distribution model described under the heading "Circulation of Scheme Consideration and payments on a modelled basis" below will not have been applied, and accordingly each of the numbers set out above will be reduced by approximately 8.51 per cent.

For the purposes of the above calculations, Known Claims that are denominated in a currency other than sterling and the New Junior Notes that will be issued by reference to a US dollar amount, have been converted at the Voting Rate. The final calculations as to Known Claims will be made at the Scheme Rate (which will be set five Business Days before the Effective Date). The final calculations as to the principal amounts of the New Senior Notes and the New Junior Notes will be made at the Currency Rate (which will be set the Business Day before the Corp Scheme Meeting).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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The First Initial Distribution

The Corp Scheme provides for a First Initial Distribution to be made on the Effective Date to all Scheme Creditors whose Scheme Claims have been submitted to the Prospective Supervisors by the First Claim Date and whose claims have been approved to be Admitted by the Prospective Supervisors by 8.00 a.m. on the first day of the Court hearing to sanction the Corp Scheme.

At the time of making the First Initial Distribution in respect of Known Claims the Supervisors will set aside from the Known Claims Segment the proportion of the Scheme Consideration that would be payable to Known Creditors in respect of which a Claim Form either has not been Submitted or where a Claim Form has been Submitted but which has not been Admitted by the Supervisors by the date of the First Initial Distribution. Similarly, at the time of making the First Initial Distribution in respect of Reserve Claims the Supervisors will set aside from the Reserve Claims Segment the proportion of the Scheme Consideration that would be payable to Reserve Creditors in respect of which a Claim Form has been Submitted but which has not been Admitted by the Supervisors by the date of the First Initial Distribution. If such claims are subsequently Admitted, in whole or in part, the relevant Scheme Creditors will receive the portion of the Scheme Consideration held on account of their claims by way of an Initial Distribution as soon as practicable after the Scheme Claim is Admitted. If a Known Claim is rejected or reduced by the Supervisors in either Scheme then that portion of the Known Claims Segment that would have been used to satisfy that Known Claim (or part thereof) had it been Admitted will be added to the Reserve Claims Segment, unless (in the case of the Corp Scheme only) that Known Claim (or part thereof) is greater than L250,000,000, in which case the relevant portion of the Known Claims Segment will be distributed to all Admitted Scheme Creditors pro rata to their entitlements under the Corp Scheme, all in accordance with the terms of the Corp Scheme.

SCHEME CREDITORS WILL NOT BE ENTITLED TO DISTURB ANY PREVIOUS DISTRIBUTION FOR ANY REASON, INCLUDING BY REASON THAT SUCH SCHEME CREDITORS HAVE NOT PARTICIPATED IN IT.

As mentioned above, if, contrary to expectations, at any time after the First Initial Distribution the Supervisors are no longer satisfied that the Reserve Claims Segment will be sufficient to meet the distributions to be made to all Reserve Creditors, then the Waiting Period for that Scheme will be brought to an end and all Further Distributions to Scheme Creditors will be made on a strictly pari passu basis.

ADMISSION AND COMPROMISE OF SCHEME CLAIMS

In order to claim their entitlement to Scheme Consideration, Scheme Creditors will be required to submit a duly completed Claim Form. A form of Claim Form is set out in Appendix 30. The relevant Claim Form should be completed in accordance with the instructions set out in Appendix 27. No person (other than the Trustees) with an interest in Bonds is required to submit Claim Forms but Account Holders will be required to deliver Account Holder Letters to Bondholder Communications before 5.00 p.m. (New York City time) on 17 April 2003 in accordance with the instructions set out in Appendix 28 so that Scheme Consideration (other than cash comprised in the First Initial Distribution and attributable to Bondholders in respect of Eurobonds) can be distributed to Designated Recipients in the First Initial Distribution. The Claim Forms in respect of the Bonds will be submitted by the respective Trustees.

Once completed the relevant Claim Form should be submitted to the Prospective Supervisors, 8 Salisbury Square, London EC4Y 8BB, England, UK, for the attention of Philip Wallace and Richard Heis, or, following the Effective Date, to the Supervisors (at the address shown in Appendix 23).

Scheme Creditors are encouraged to submit their Claim Forms as soon as possible (ideally, Claim Forms should be submitted at the same time as Forms of Proxy).

Once a Scheme Creditor has submitted a duly completed Claim Form the Claim Form will be reviewed by the Prospective Supervisors and, subject to the relevant Scheme becoming effective, its claim will be adjudicated by the Supervisors (see "Procedure for the admission and rejection of claims" below).

Provided the relevant Scheme becomes effective all Scheme Claims will be fully and completely released on the earlier of the date on which a Scheme Claim is Admitted and is the subject of a Distribution Notice, the Final Distribution Date and the Termination Date. In consideration of the release of its Scheme Claim the relevant

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Scheme Creditor will become entitled to be paid and issued with its entitlement to Scheme Consideration in accordance with the terms of the relevant Scheme.

The claims of Bondholders will be dependent upon the relevant Trustee submitting a Claim Form to the Supervisors in respect of the relevant Bond issue and the Supervisors Admitting that Claim.

SUPERVISORS

The Schemes provide for the appointment of Supervisors who will be responsible for evaluating the claims of Scheme Creditors and generally administering the Schemes. The Supervisors must be individuals qualified to act as insolvency practitioners within the meaning of the Insolvency Act 1986. The Supervisors are entitled to exercise their functions and powers jointly and severally. In carrying out their functions and exercising their powers, under the Schemes, the Supervisors will be entitled to consult with the Creditors' Committee.

Prior to the Schemes becoming effective, the Prospective Supervisors have undertaken to use reasonable endeavours to determine promptly whether and if so, the extent to which, a Scheme Claim which has been submitted in a duly completed Claim Form will be listed in the Prospective First Initial Distribution Notice. On a Scheme becoming effective Scheme Claims listed in the Prospective First Initial Distribution Notice for that Scheme will be Admitted by the Supervisors, giving rise to an entitlement to a First Initial Distribution. More detail concerning the procedure for admitting Scheme Claims is set out below under the heading "Procedure for the admission and rejection of claims".

The Schemes require the Supervisors, on and from the Effective Date, to use reasonable endeavours to determine promptly whether and if so, the extent to which, a Submitted Scheme Claim will be Admitted and, if so, to promptly Admit that Scheme Claim.

Corp and plc have entered into a letter agreement appointing Philip Wallace and Richard Heis as the first Supervisors in accordance with the terms of the Schemes. The curricula vitae of the Supervisors appear in Appendix 23. The terms of the letter agreement are summarised in Appendix 24.

The material interests of the Supervisors are set out in Appendix 23.

PROCEDURE FOR THE ADMISSION AND REJECTION OF CLAIMS

The Supervisors will adjudicate Scheme Claims to decide whether or not they should be Admitted. If and to the extent that the Supervisors are satisfied with the information provided by a Scheme Creditor on a Claim Form the Supervisors will admit the Scheme Claim as an Admitted Scheme Claim and notify the Scheme Creditor accordingly. If the Supervisors are not satisfied with the information provided by a Scheme Creditor on a Claim Form the Supervisors are entitled to call for additional evidence to be provided in support of the Scheme Claim. Creditors with disputed Scheme Claims will receive their entitlement to the Scheme Consideration to the extent and in the amount that the dispute is resolved in their favour and their Scheme Claim is Admitted.

If and to the extent that the Supervisors are not satisfied that the Scheme Claim should be Admitted they will reject the Scheme Claim and notify the Scheme Creditor accordingly. If a Scheme Creditor is dissatisfied with the decision of the Supervisors with respect to its Scheme Claim it may either commence or continue proceedings against the relevant Scheme Company to secure the determination of the quantum of its Scheme Claim or elect by notice in writing to the Supervisors that the existence or quantum of its Scheme Claim be referred for adjudication to an independent third party. If such proceedings have not previously been commenced, any proceedings to determine the amount of a Scheme Claim must be commenced or a notice to elect for adjudication made within 40 Business Days following receipt by the Scheme Creditor of the notice of rejection. If no such proceedings are commenced or election for adjudication made within that 40 Business Day period, the relevant Scheme Company will be released from all liability in relation to that Scheme Claim (or part thereof) which has been rejected and no further proceedings in relation to that Scheme Claim will be permitted.

The Schemes do not affect the right of a Scheme Creditor to bring proceedings against Corp or plc only to establish the existence or amount of his Scheme Claim, as appropriate, in the courts of any jurisdiction or according to any law (subject to any other provisions determining governing law and jurisdiction, whether contained in any contract between either Corp and/or plc and the Scheme Creditor or otherwise) provided that the

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Scheme Creditor has first given the Supervisors five Business Days' prior notice in writing of its intention to bring proceedings and, if the Scheme Creditor wishes to bring proceedings upon receipt of a notice from the Supervisors rejecting its Scheme Claim, those proceedings must be brought within 40 Business Days following receipt by the Scheme Creditor of the notice of rejection. The exercise of all other rights and remedies of Scheme Creditors against the relevant Scheme Companies in respect of Scheme Claims are prohibited by the Schemes.

The Prospective Supervisors will undertake a review of all Claim Forms submitted prior to the Effective Date to determine whether the Scheme Claims can be properly Admitted on the Effective Date and, provided the relevant Claim Form was submitted prior to the First Claim Date, whether the relevant Scheme Claim will be included in the First Initial Distribution.

THE ESCROW TRUSTEE AND THE DISTRIBUTION AGENT

The Schemes also provide for the appointment of an Escrow Trustee who will hold the Scheme Consideration on trust for the Scheme Creditors and a Distribution Agent who will be responsible for the distribution of the Scheme Consideration to the Scheme Creditors with Admitted Scheme Claims. Corp and plc have entered into an agreement appointing Corp SPV as the first Escrow Trustee and The Bank of New York as the first Distribution Agent in accordance with the terms of the Schemes and subject to the relevant Scheme becoming effective. A copy of the agreement is set out in Appendix 7.

On the issue by the Supervisors of the notice in respect of the First Initial Distribution, Corp will transfer, issue and allot the Scheme Consideration together with the plc Shareholder Stock to or to the order of the Escrow Trustee to be held on trust for the Corp Scheme Creditors and the plc Shareholders respectively. The Distribution Agent will hold the New Notes and any cash comprised in the Scheme Consideration as custodian for the Escrow Trustee. The New Shares will be registered in the name of the Escrow Trustee or its nominee. The Scheme Consideration (together with any income accrued on it in accordance with the Escrow and Distribution Agreement) will be distributed by the Distribution Agent (acting on the instructions of the Supervisors and the Escrow Trustee) to, and at the direction of, the Scheme Creditors with Admitted Scheme Claims (taking into consideration the cost of making the distribution and the amount of Scheme Consideration to be distributed) as soon as practicable after the relevant Scheme Claim has been Admitted, together with any interest accrued and principal repaid on New Notes, any interest accrued on any cash balances and dividends paid on New Shares in respect of that portion of Scheme Consideration.

The Escrow and Distribution Agreement contains a direction by the Eurobond Trustee and the Yankee Bond Trustee to the effect that any Scheme Consideration attributable to the Bonds should be distributed in accordance with the directions contained in the Account Holder Letters to be submitted to Bondholder Communications by Account Holders. To the extent that Account Holder Letters are not received by 5.00 p.m. (New York City time) on 17 April 2003 and accordingly any Scheme Consideration attributable to the Scheme Claims made by the Trustees is not distributed in the First Initial Distribution, the Escrow Trustee will continue to hold such undistributed Scheme Consideration in accordance with the directions of the relevant Trustee. The Eurobond Trustee has directed that any Scheme Consideration attributable to its Scheme Claim which has not been distributed by the end of the Waiting Period should be held by the Escrow Trustee pending the Eurobond Trustee obtaining instructions from the holders of the relevant Eurobonds (by way of an Extraordinary Resolution) or, if appropriate, directions from the Court.

The Escrow Trustee has undertaken not to exercise any voting rights attaching to the New Shares or the New Notes while they are held in escrow as referred to above.

The arrangements under which the Escrow Trustee holds the Scheme Consideration on trust for Scheme Creditors are expected to constitute a bare trust, in which case the Escrow Trustee will be required to deduct tax at the basic rate (currently 22 per cent.) from any interest or dividends received in respect of the Scheme Consideration before paying the remainder to Scheme Creditors as part of their distribution. If the arrangements are, for any reason, held not to constitute a bare trust, there may be additional taxes payable by the Escrow Trustee in respect of the Scheme Consideration that does not form part of the First Initial Distribution. Corp has agreed to set aside certain amounts to be paid towards any tax liability of the Escrow Trustee. Any additional amounts will, in the first instance, be met out of the Reserve Claims Segment or, after the expiry of the Waiting

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Period, out of the combined Reserve Claims Segment and Known Claims Segment. If the Supervisors terminate the Waiting Period on the grounds that the Reserve Claims Segment may not be sufficient to meet the claims of all Reserve Creditors, any tax costs will cease to be met out of the Reserve Claims Segment, and any distributions made thereafter will be made subject to a withholding on account of all taxes which would be payable by the Escrow Trustee in respect of that distribution. Corp has agreed to indemnify the Escrow Trustee against any tax liability which cannot be met as described above. The Escrow Trustee has agreed to seek confirmation from the Inland Revenue (as soon as reasonably practicable after the Effective Date of the Corp Scheme and, in any event, before the end of the Waiting Period) that the arrangements will be taxed as a bare trust. Pending any confirmation from the Inland Revenue to the contrary, or any indication by the Inland Revenue that such confirmation will not be given until a later date (such as the submission of a tax return by the Escrow Trustee), the Escrow Trustee will operate the arrangements on the basis that they constitute a bare trust.

CIRCULATION OF SCHEME CONSIDERATION AND PAYMENTS ON A MODELLED BASIS

Corp has the benefit of a Scheme Claim of L146,587,439 against plc. Accordingly, Corp will submit a Claim Form pursuant to the plc Scheme and, if the plc Scheme becomes effective and Corp's claim is Admitted (which Corp expects to be the case), Corp will become entitled to receive its pro rata entitlement in respect of its Admitted Scheme Claim in the First Initial Distribution under the plc Scheme.

Corp has agreed to distribute its entitlement to receive Scheme Consideration under the plc Scheme (or, should the plc Scheme not become effective, its entitlement to any sum of money or property to which it becomes entitled to as a result of its claim against plc) to Corp Scheme Creditors by way of additional Corp Scheme Consideration. Similarly plc has agreed to distribute any of this additional Scheme Consideration it would be entitled to receive from Corp via Ancrane to all plc Scheme Creditors (which will in turn include Corp). To prevent the continued circulation of an ever decreasing amount of additional Scheme Consideration, Ancrane and the Prospective Supervisors of both Schemes (in each case the same two persons) have agreed that, if both Schemes become effective and, as anticipated, the First Initial Distributions under the Schemes are payable on the same date, the Supervisors will agree a distribution model (the "CORP/PLC MODEL") simulating successive distributions under the Corp Scheme and the plc Scheme of amounts distributed to Corp out of the plc Scheme in order to produce a net amount of additional Scheme Consideration available for distribution to Admitted Scheme Creditors under the Corp Scheme and the plc Scheme respectively. For this purpose, no Scheme Consideration will be paid from Corp to Ancrane and arrangements will be made for all Bonds held by Ancrane to be blocked.

It is currently anticipated that the amount of any additional Scheme Consideration payable to Admitted Scheme Creditors as a result of this circulation of Scheme Consideration will be paid to Admitted Scheme Creditors when they receive their Initial Distribution.

Similar provisions may apply for any Further Distributions made at the same time under each of the Schemes. For example, this may occur at the end of the Waiting Period.

The ability of Ancrane to make a repayment of capital in specie to plc has been facilitated by Ancrane having become an unlimited company on 25 March, 2003. Pursuant to the terms of the Scheme Implementation Deed, prior to the Corp Scheme Meeting, Ancrane will effect a reduction of its existing share capital (including its share premium account) and will make a repayment of capital in specie to plc of its assets (other than L100), including any receipt of, or right that it may have to receive, any Corp Scheme Consideration and any plc Scheme Consideration.

TREATMENT OF DE MINIMIS CLAIMS

The Schemes provide for the claims of all Scheme Creditors who are owed in aggregate less than L5,000 to be excluded from the Schemes. Accordingly it is expected that all such creditors will be paid in full if and when such claims arise. As indicated above, in the context of submitting Scheme Claims the only Scheme Creditors that will be recognised in relation to the Bonds are the two Trustees. Accordingly Account Holders who hold less than L5,000 in principal amount of the Bonds of any series for any Bondholder should still submit an Account Holder Letter in respect of that holding.

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C.8   MEETINGS, FINAL TERMINATION, RELEASE AND GOVERNING LAW

CREDITORS' COMMITTEE AND FURTHER MEETINGS OF SCHEME CREDITORS

Each of the Schemes provides for a Creditors' Committee of representatives of the Scheme Creditors (which expression, in this context, includes Definitive Holders) to be appointed to monitor the implementation of the relevant Scheme, the actions of the Supervisors and the calling of meetings of Scheme Creditors. Each Creditors' Committee will comprise a minimum of three and a maximum of seven members. The members of the Creditors' Committee will be appointed as described below. The Creditors' Committee will meet at least once every 12 months during the continuation of the Schemes and will receive a report on the progress of the relevant Scheme from the Supervisors.

A Scheme Creditor or Definitive Holder who is willing to act as a member of the Creditors' Committee may propose itself to act as a member of the Creditors' Committee by ensuring that the appropriate box on the Claim Form or Account Holder Letter, as the case may be, is ticked. On the Effective Date, the Supervisors will, to the extent possible, appoint up to seven members of the Creditors' Committee selected from those Scheme Creditors and Definitive Holders who have proposed themselves to act, representing a proper balance of interests of Scheme Creditors as a whole. If fewer than three Scheme Creditors and Definitive Holders propose themselves to act as a member of the Creditors' Committee, then on and from the Effective Date the Creditors' Committee will consist of as many members as have proposed themselves to act. In accordance with the terms of the Scheme those members, if any, will endeavour to fill the vacancy or vacancies to ensure that the Creditors' Committee has a minimum of three members within 28 days of the Effective Date. If those members do not succeed in appointing the necessary number of further members of the Creditors' Committee, resulting in a Creditors' Committee consisting of fewer than three members by 28 days after the Effective Date, the Supervisors will thereafter use reasonable endeavours to appoint the necessary number of further members within the following 14 days as interim committee members to serve on the Creditors' Committee until the necessary number of further permanent members are appointed.

Meetings of Scheme Creditors will be held at least once every 12 months during the continuation of the Schemes unless the Supervisors and the Creditors' Committee otherwise agree. The Supervisors can call a meeting of Scheme Creditors for any purpose they think necessary in order to keep Scheme Creditors informed about the progress of the Schemes or to obtain their input as regards the function of the Schemes. The Creditors' Committee may convene a meeting of Scheme Creditors to remove or appoint either or both Supervisors or for any other purpose they think fit. In addition, five Scheme Creditors with Scheme Claims in aggregate in excess of fifteen per cent. of all Scheme Claims, or any 20 or more Scheme Creditors may convene a meeting of Scheme Creditors.

FINAL TERMINATION PROVISIONS

As soon as reasonably practical after the making of the final distributions under each of the Schemes or the Supervisors' determination that any further distribution of Scheme Consideration would be uneconomic (i.e. if the costs of making the distribution would exceed the value of the Scheme Consideration to be distributed (or the proceeds of sale of that Scheme Consideration)), the relevant Supervisors will serve a termination notice on the relevant Scheme Company and the members of the relevant Creditors' Committee.

With effect from the date of the termination notice,

      a. Scheme Creditors, the Creditor's Committee, the relevant Scheme Company, the Supervisors, the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the Distribution Agent, the Registrars and Bondholder Communications will have no further rights or obligations under the Scheme except that the compromise of Scheme Claims pursuant to the terms of the Scheme will continue to have effect; and

      b. the Supervisors (and any former Supervisors) and the members of the Creditors' Committee (and any former members) will be discharged from any liability for their respective acts, omissions and conduct pursuant to or under the Schemes other than any liability arising from their respective

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            misfeasance, breach of duty or wilful default or, in the case of the Supervisors, their negligence or that of a partner in or employee of KPMG.

RELEASE OF CO-ORDINATION COMMITTEE AND THE INFORMAL COMMITTEE OF BONDHOLDERS

Under the Corp Scheme and the plc Scheme the Co-ordination Committee, the Informal Committee of Bondholders and their past and present members and their legal and financial advisers will be released from any Liability which they or any of them may have to a Scheme Creditor, Corp, plc, the Supervisors, the Escrow Trustee, the Distribution Agent, the Eurobond Trustee, the Yankee Bond Trustee, Bondholder Communications and the ESOP Derivative Banks.

GOVERNING LAW AND JURISDICTION

The Schemes will be governed by and construed in accordance with English law. The Court will have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of the Schemes, or any action taken or omitted to be taken under the Schemes or in connection with the administration of the Schemes. For such purposes, Scheme Creditors irrevocably submit to the jurisdiction of the Court, subject to the proviso that in relation to the determination of any Scheme Claim the validity of other provisions determining governing law and jurisdiction as between either Corp and/or plc and any of its Scheme Creditors, whether contained in any contract or otherwise, will not be affected.

C.9   EFFECT OF SECURITIES LAW RESTRICTIONS UNDER THE SCHEMES

GENERAL PRINCIPLES OF THE SCHEMES

Securities will not be distributed pursuant to the Schemes to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is (or has been) required as to whether any such conditions or requirements are "unduly onerous", such determination will be (or has been) made by Corp (in connection with distributions pursuant to the Corp Scheme) or plc (in connection with distributions pursuant to the plc Scheme), as the case may be, with the advice of legal counsel and having due regard for the number of Scheme Creditors, Bondholders and/or plc Shareholders that are or may be located in the relevant jurisdiction, the value of the securities to which such persons are or may be entitled pursuant to the Schemes, the extent to which the requirements of the laws and regulations of such jurisdiction as applied to the Schemes are uncertain, the nature and extent of the risks or penalties associated with any violation of those legal or regulatory requirements and the costs, administrative burden and timing implications of taking such action (if any) as might permit distributions of securities to be made in that jurisdiction (including pursuant to any available exemptions) in accordance with applicable legal and regulatory requirements. Any reference in the discussion that follows to whether distribution of securities would be prohibited except after compliance with conditions or requirements that are "unduly onerous" should be construed accordingly.

To the extent that securities that would otherwise be deliverable pursuant to the Schemes cannot be delivered because of a legal or regulatory prohibition described above, the persons that would otherwise be entitled to receive such securities will receive cash instead, as follows:

      a. in the case of Scheme Creditors (other than the Trustees) and Designated Recipients, the Distribution Agent will sell or procure the sale of such securities on the best terms reasonably obtainable at the time of sale and will pay the net cash proceeds of such sale (after deduction of all applicable expenses including any currency conversion costs) to the relevant person in full satisfaction of such person's rights in respect of such securities under the relevant Scheme. Any such sale will be deemed to have been undertaken at the request of the relevant person, and none of Corp, plc, the Escrow Trustee, the Distribution Agent, the Registrars, the Supervisors or any other person will be responsible for any loss arising from the terms or the timing of such sale. If the relevant securities are not listed on a securities exchange, however, the relevant person will receive a sum in cash which is substantially equivalent in value to such securities, such sum to be

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            determined by agreement between Corp or plc, as the case may be, and the Supervisors or by adjudication in accordance with the provisions of the relevant Scheme; and

      b. in the case of plc Shareholders, the Registrars will use reasonable endeavours to sell or procure the sale of such securities on the best terms reasonably obtainable at the time of sale and will pay the net cash proceeds of such sale (if any) to the relevant plc Shareholder in sterling (after deduction of all applicable expenses including any currency conversion costs) in full satisfaction of the rights of such plc Shareholder in respect of such securities under the Corp Scheme. Any such sale will be deemed to have been undertaken at the request of the relevant person, and none of Corp, plc, the Escrow Trustee, the Distribution Agent, the Registrars, the Supervisors or any other person will be responsible for any loss arising from the terms or the timing of such sale or any failure to procure a purchaser for such securities.

Any determination made by Corp or plc with respect to legal or regulatory prohibitions on the distribution of securities pursuant to the Schemes will be (or has been) made solely with regard to such laws and regulations as are generally applicable to persons located in the relevant jurisdiction. Such determinations will not take account of any legal or regulatory restrictions that may be applicable to a particular Scheme Creditor, Bondholder, Designated Recipient or plc Shareholder by virtue of any business or other activity conducted by such person in such jurisdiction, or the regulatory status or other relevant legal attributes of such person. Scheme Creditors, Bondholders, Designated Recipients and plc Shareholders are strongly advised to consult their professional advisers as to whether any laws or regulations which may be applicable to them may give rise to any liability or penalty, or require them to obtain any government or other consents or to pay any taxes or duties, as a result of the implementation of the Schemes. None of Corp, plc, the Escrow Trustee, the Distribution Agent, the Supervisors, Bondholder Communications, the Registrars, the Informal Committee of Bondholders, the Co-ordination Committee, their respective directors or any other parties involved in the Restructuring accept any responsibility for any liabilities (including but not limited to consequential liabilities) incurred by Scheme Creditors, Bondholders, Designated Recipients or plc Shareholders as a result of the implementation of the Schemes in respect of laws or regulations applicable to them (except that UK stamp duty or SDRT payable in connection with the issuance of ADRs will be met by Corp to the extent described herein).

JURISDICTIONS IN WHICH DISTRIBUTION OF SECURITIES IS NOT RESTRICTED

Corp and plc have determined that the distribution of securities pursuant to the Schemes in the following jurisdictions is not currently prohibited by any applicable law or regulation requiring compliance with conditions or requirements that are unduly onerous:

      a.    United Kingdom;

      b.    Bahamas;

      c.    British Virgin Islands;

      d.    Canada (provinces of Alberta, British Columbia, Ontario and Quebec);

      e.    Cayman Islands;

      f.    Guernsey;

      g.    Jersey;

      h.    Netherlands Antilles; and

      i. United States (with respect to federal securities law and, except as described below, with respect to state securities law).

The above-mentioned jurisdictions are sometimes referred to collectively in the discussion that follows as "UNRESTRICTED JURISDICTIONS."

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The Schemes will provide that persons located in Unrestricted Jurisdictions will not be prohibited from receiving distributions of securities pursuant to the Schemes by virtue of any legal or regulatory prohibition of general application under the laws or regulations of such jurisdictions.

Notwithstanding the foregoing, securities will not be distributed pursuant to the Schemes to or to the order, or for the account or benefit, of any person in any Unrestricted Jurisdiction if at any time there has been a change of law or regulation since 27 March 2003 (the latest practicable date prior to the date of this document) in such jurisdiction, such that distribution of securities pursuant to the Schemes to a person in such jurisdiction would be prohibited, or so prohibited except after compliance with conditions or requirements that are unduly onerous.

JURISDICTIONS IN WHICH DISTRIBUTION OF SECURITIES IS RESTRICTED

Corp and plc have determined that the distribution of securities pursuant to the Schemes in the following jurisdictions would be prohibited by applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous, unless the conditions of one or more applicable exemptions from such laws or regulations can be met:

      a.    France;

      b.    Italy; and

      c. the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont.

Accordingly, the Schemes will provide that persons located in the above jurisdictions will be prohibited from receiving distributions of securities pursuant to the Schemes, and will receive cash instead as described above, unless the conditions for reliance on an available exemption have been met. Details with respect to certain relevant exemptions covering institutional or professional investors and certain other persons are set out in Part D.16 and Part D.17 of this Section.

In addition, Corp and plc have determined that any distribution of securities pursuant to the Schemes to persons in Malaysia is currently prohibited by applicable securities laws or regulations requiring compliance with conditions or requirements that are unduly onerous, and that no exemption from this prohibition will be available. Accordingly, persons located in Malaysia will be prohibited from receiving distributions of securities pursuant to the Schemes, and will receive cash instead as described above.

France, Italy, Malaysia and the above-mentioned US states are sometimes referred to collectively in the discussion that follows as "RESTRICTED JURISDICTIONS."

Notwithstanding the foregoing, the restrictions on the distribution of securities pursuant to the Schemes with respect to any Restricted Jurisdiction will cease to apply if at any time there has been a change of law or regulation since 27 March 2003 (the latest practicable date prior to the date of this document) in such jurisdiction, such that delivery of securities pursuant to the Schemes to a person in such jurisdiction would no longer be prohibited, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Any such change will not affect the rights of any person that has previously received cash instead of securities pursuant to the Schemes, as described above.

In addition, notwithstanding the foregoing, distributions of New Shares and Warrants to plc Shareholders in Restricted Jurisdictions will be restricted only to the extent described below under "Treatment of plc Shareholders in Restricted Jurisdictions."

OTHER JURISDICTIONS

With respect to any jurisdiction other than an Unrestricted Jurisdiction or a Restricted Jurisdiction named above, the general principles of the Schemes will apply as described above. Accordingly, securities will not be distributed pursuant to the Schemes to or to the order, or for the account or benefit, of any person located in a jurisdiction other than an Unrestricted Jurisdiction or a Restricted Jurisdiction if it should come to the attention of Corp or plc (as the case may be) that such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Neither Corp

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nor plc is currently aware of any such prohibition in any jurisdiction (other than as described above with respect to Restricted Jurisdictions).

SECURITIES LAW CONFIRMATIONS IN CLAIM FORM

In connection with the legal and regulatory restrictions referred to above and in order to establish the conditions for reliance on certain relevant exemptions from these restrictions, the Claim Form will require the person completing it (other than the Trustees) to confirm that it is not submitting such Claim Form on behalf of, or requesting delivery of any securities to or for the benefit of, any person that is located in:

      a. France (other than a "qualified investor" as defined in Article L.411-2 of the French Monetary and Financial Code);

      b. Italy (other than a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II);

      c.    Malaysia;

      d. the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio or Vermont (other than a person that is eligible to receive the securities under a relevant exemption as described in Part D.16 of this Section).

Persons completing a Claim Form (other than the Trustees) should refer to Part
D.17 of this Section (with respect to France, Italy and Malaysia) and to Part
D.16 of this Section (with respect to Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont) for information as to the circumstances under which they would be regarded as located in one of these jurisdictions for these purposes, and for details with respect to the various categories of eligible recipients in such jurisdictions under the exemptions referred to above and other relevant information. Such persons should also carefully consider the terms of the confirmations included in the Claim Form set out in Appendix 30.

SECURITIES LAW CONFIRMATIONS IN ACCOUNT HOLDER LETTER

In connection with the legal and regulatory restrictions referred to above and in order to establish the conditions for reliance on certain relevant exemptions from these restrictions, the Account Holder Letter will require each relevant Account Holder to confirm that it is not submitting such Account Holder Letter on behalf of, or requesting delivery of any securities to or for the benefit of, any person that is located in:

      a. France (other than a "qualified investor" as defined in Article L.411-2 of the French Monetary and Financial Code);

      b. Italy (other than, with respect to the plc Scheme, a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II);

      c.    Malaysia; or

      d. the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont (other than a person that is eligible to receive the securities under a relevant exemption as described in Part D.16 of this Section).

Account Holders, Bondholders and Designated Recipients should refer to Part D.17 of this Section (with respect to France, Italy and Malaysia) and to Part D.16 of this Section (with respect to Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont) for information as to the circumstances under which they would be regarded as located in one of these jurisdictions for these purposes, and for details with respect to the various categories of eligible recipients in such jurisdictions under the exemptions referred to above and other relevant information. Such persons should also carefully consider the terms of the confirmations included in the Account Holder Letter set out in Appendix 28.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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EFFECT OF SECURITIES LAW CONFIRMATIONS UNDER THE SCHEMES

The Schemes will provide that if the required confirmations are given in the form requested in a Claim Form or Account Holder Letter then, except as described below, distribution of the New Shares and New Notes to which such Claim Form or Account Holder Letter (as the case may be) relates will not be prohibited on the basis of any legal or regulatory prohibition of general application under the laws or regulations of any Restricted Jurisdiction.

Notwithstanding the foregoing, if it appears from the relevant Claim Form or Account Holder Letter that such confirmations have been given inappropriately then, except as described below with respect to Italy, New Shares and New Notes will not be distributed in respect of such Claim Form or Account Holder Letter, in which case the relevant person or persons will receive cash instead as described above. Confirmations will be deemed to have been given inappropriately if (i) information provided in or in connection with the transmittal of the Claim Form or Account Holder Letter indicates that such Claim Form has been submitted by, or such Account Holder Letter has been delivered on behalf of, or delivery of securities is being requested to or for the account or benefit of, a person that is located in a Restricted Jurisdiction and that could not be eligible to receive the securities under any relevant exemption described in this document or (ii) Corp or plc (as the case may be) obtains actual knowledge that such confirmations are false. Corp and plc reserve the right, in their sole discretion, to investigate in relation to any Claim Form or Account Holder Letter the facts relevant to the confirmations included therein. The determination as to whether confirmations have been appropriately given will be made by Corp (in connection with distributions pursuant to the Corp Scheme) or plc (in connection with distributions pursuant to the plc Scheme), as the case may be.

Except as described below with respect to Italy, if the required confirmations are not given in the form requested in a Claim Form or Account Holder Letter, then New Shares and New Notes will not be distributed in respect of such Claim Form or Account Holder Letter, in which case the relevant person or persons will receive cash instead as described above.

Notwithstanding the foregoing, to the extent that Corp or plc determines that the exemptions applicable with respect to distributions of securities to limited numbers of persons are available in Italy, securities will be distributed to the relevant persons without regard to the confirmations given in any relevant Claim Form or Account Holder Letter. Details with respect to this exemption are set out in Part D.17 of this Section.

With respect to any jurisdiction other than an Unrestricted Jurisdiction or a Restricted Jurisdiction, the general principles of the Schemes will apply (as described under "Other jurisdictions" above) notwithstanding the confirmations given in any relevant Claim Form or Account Holder Letter.

TREATMENT OF PLC SHAREHOLDERS IN RESTRICTED JURISDICTIONS

Corp has determined that distribution of securities to plc Shareholders pursuant to the Corp Scheme is currently prohibited by applicable securities laws or regulations requiring compliance with conditions or requirements that are unduly onerous (i) in Malaysia (with respect to New Shares and Warrants) and (ii) unless the exemption applicable with respect to distributions of securities to limited numbers of persons is available, in Italy (with respect to Warrants).

plc Shareholders with registered addresses in Malaysia will be prohibited from receiving distributions of New Shares and Warrants pursuant to the Corp Scheme, and will receive cash instead as described above.

plc Shareholders with registered addresses in Italy will be prohibited from receiving distributions of Warrants pursuant to the Corp Scheme, and will receive cash instead as described above, unless Corp determines that the above-mentioned exemption is available. Details with respect to this exemption are set out in Part D.17 of this Section.

C.10  INSOLVENCY ANALYSIS

Corp and plc believe that there are only two possible outcomes of the Group's current financial difficulties, which are the reorganisation of their liabilities through the proposed Schemes or the placing of the companies into administration or liquidation. Whilst Corp and plc believe that the Schemes are more beneficial to Scheme

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART C

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Creditors than insolvency proceedings, Corp and plc believe that in the event of insolvency a more advantageous realisation of Corp's and plc's assets would be effected on an administration rather than a liquidation.

Appendix 6 sets out a comparison between the position under the proposed Schemes and the hypothetical position that would be likely to face Scheme Creditors if plc and Corp were to go into administration as at 30 April 2003. The purpose of the insolvency analysis at Appendix 6 is to assist Scheme Creditors in determining whether to accept the proposals set out in this document. Scheme Creditors should read carefully the caveats, limitations and uncertainties set out in the analysis.

Corp and plc believe that the Schemes give greater certainty overall and that the certainty of the day one distribution of cash, New Notes and New Shares is a major benefit to Scheme Creditors. This certainty would not be available under insolvency proceedings or on the enforcement of security.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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D.     GENERAL MATTERS RELATING TO THE RESTRUCTURING

D.1   LOCKBOX ACCOUNT AND INTERIM SECURITY ARRANGEMENTS

BACKGROUND

As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security (over the cash held by Highrose Limited (a special purpose subsidiary of Corp) in the Lockbox Accounts) to the Group's Syndicate Banks (in their capacities as Syndicate Banks, bilateral lenders to Corp and beneficiaries of guarantees from Corp (in such capacities "BANK CREDITORS")), the holders of the Bonds from time to time (apart from plc's wholly owned subsidiary Ancrane) and the Trustees (together the "SECURED BONDHOLDERS") and Barclays, as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002. These interim security arrangements took effect on 13 September 2002, on which date the balance in the Lockbox Accounts was approximately L866 million. The interim security arrangements were amended on 13 December 2002 and were further amended on 28 March 2003. The interim security has been provided to the Bank Creditors and Secured Bondholders on a pari passu basis, subject to the arrangements in favour of the participating ESOP Derivative Banks (see further details in Part D.2 of this Section). As at 27 March 2003, the balance held in the Lockbox Accounts was approximately L770.7 million.

The 13 December 2002 amendments to the interim security, among other things:

      - removed a provision requiring the interim security to be released if a specified percentage of Bank Creditors and Secured Bondholders had not entered into written agreements to vote in favour of the Schemes on or before 15 business days after the date on which the originating application for the Corp Scheme was filed with the Court; and

      - released the undertakings which had been given on 13 September 2002 by members of the Informal Committee of Bondholders to enter into such written agreements.

These amendments were agreed in consideration of an extension of time (until 15 March 2003) to complete the Restructuring and the waiver by the Bank Creditors and Informal Committee of Bondholders of any enforcement event which may have then existed in relation to the interim security as a result of the probable inability to complete the Restructuring by 31 January 2003.

At the same time and as part of the amendment of the interim security, each of the then members of the Informal Committee of Bondholders and certain members of the current Co-ordination Committee provided letters of current intention to support the Restructuring and to vote in favour of the Schemes (which are detailed in Appendix 19 and are among the documents available for inspection). Corp and plc have not been notified of any changes in those intentions since that date.

Further amendments were made to the interim security on 28 March 2003. These amendments, among other things, removed the provision requiring the interim security to be released at any time should any Bank Creditor (or any of its affiliates) precipitate an insolvency event with respect to any material Group Company. These amendments were agreed in consideration of an extension of time (until 30 June 2003) to complete the Restructuring and the waiver by the majority Bank Creditors and the majority members of the Informal Committee of Bondholders of certain enforcement events that may then have existed in relation to the interim security as a result, among other things, of the inability to complete the Restructuring by 15 March 2003.

In addition to the extension of time to complete the Restructuring and waiver of enforcement events discussed above, on 26 March 2003 and 24 March 2003 respectively the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders: (a) consented, for the purpose of the undertakings given in favour of the Syndicate Banks and the Informal Committee of Bondholders, to the entry by Corp, plc and other Group Companies into certain transactions (including those contemplated under the Scheme Implementation Deed) necessary to facilitate the Restructuring; and (b) agreed a number of additional carve-outs to those undertakings to permit Corp, plc and other Group Companies to enter into transactions contemplated in this document (provided that, subject to some exceptions, such transactions do not take effect until on or after the Effective Date of the Corp Scheme).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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ENFORCEMENT EVENTS

The interim security will become enforceable on the occurrence of an enforcement event. These events include:

      - material breach or termination of the undertakings described in Part B of this Section;

      - the commencement of formal insolvency proceedings in relation to a material Group Company (as listed in the interim security);

      - failure to achieve the Restructuring on the basis stated in the Heads of Terms (as varied in the manner announced on 18 March 2003) within the proposed timetable (or the likelihood of the same becoming evident);

      - failure to meet the sensitised Business Plan, if such failure would have a material and adverse effect on the interests of the beneficiaries of the interim security (or the likelihood of the same becoming evident);

      - that the post-Restructuring balance sheet is likely to be materially worse than contemplated by the sensitised Business Plan; or

      - that the Group is unlikely to have sufficient working capital post-Restructuring, if such event would have a material and adverse effect on the interests of the beneficiaries of the interim security.

The occurrence of an enforcement event may materially prejudice the ability of Corp and plc to complete the Restructuring successfully. If the interim security were to be enforced, neither Corp nor plc would have any reasonable prospect of avoiding an insolvency proceeding.

RELEASE OF INTERIM SECURITY

The interim security is due to be released on 24 April 2003 ("RELEASE DATE"), being the date (as notified by HSBC, as trustee in respect of the interim security) falling one business day prior to the date on which the Corp Scheme Meeting will be held, unless on or within five business days prior to the Release Date, the Co-ordination Committee certifies that Bank Creditors and Secured Bondholders representing a majority in principal amount of the debt outstanding under the Bank Facility, bilateral facilities provided by Bank Creditors to Corp, bilateral guarantees given by Corp in favour of Bank Creditors and the Bonds do not believe that the requisite majority (being a majority in number representing 75 per cent. in value of Corp Scheme Creditors present and voting either in person or by proxy at the Creditors' Meeting in respect of the Corp Scheme) will approve the Restructuring. In light of discussions with the Syndicate Banks and the Informal Committee of Bondholders during the course of the Restructuring, Corp and plc currently believe that the interim security will be released on the Release Date.

If the interim security has not been released prior to the Corp Scheme Meeting neither Corp nor plc will proceed with their respective Schemes and the interim security will remain in place in any subsequent insolvency proceedings, meaning that the Bank Creditors, Secured Bondholders and Barclays Bank PLC (as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002), would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts. If the interim security is released and the Corp Scheme Meeting proceeds, the choice facing all Corp Scheme Creditors will be the same: either the Corp Scheme will be approved and implemented or the Corp Scheme will be rejected and in the inevitable insolvency proceeding which would follow such rejection the interim security would no longer be in place.

The Syndicate Banks and the Informal Committee of Bondholders have indicated that they will not be prepared to release the interim security prior to the Corp Scheme Meeting unless, immediately before such release, Corp has confirmed to the Prospective Supervisors that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Part D.21 of this Section remains valid, and the Prospective Supervisors have confirmed to Corp that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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WITHDRAWALS

Prior to release of the interim security (and in the absence of any enforcement event), and after the release of the interim security (in accordance with the lockbox arrangements set out in the undertakings in favour of the Syndicate Banks and members of the Informal Committee of Bondholders (as modified and renewed)), withdrawals from the Lockbox Accounts are to be approved, in order for the Group to meet its cash flow requirements, in accordance with an agreed cash flow forecast for the period from and including March 2003 to 30 June 2003.

D.2   ARRANGEMENTS WITH ESOP DERIVATIVE BANKS

BACKGROUND

As part of the demerger of the Group's defence business at the end of 1999 involving the listing of plc as the new parent company of the Group, it was necessary to reorganise the incentive schemes to reflect the new Group structure, and a number of employee share option plans (the "ESOPs") were put in place (and detailed in the listing particulars of plc). The ESOPs entitle participating employees of certain Group Companies ("Opcos") in certain circumstances to call for shares in plc at specified exercise prices.

Marconi Employee Trust was established by a trust deed in 1999 as a vehicle for acquiring and holding plc shares to be delivered when options were exercised under the ESOPs. MET was managed by an independent trustee, Bedell Cristin Trustees Limited. plc wrote to various Opcos whose employees were to participate in the ESOPs requesting that each confirm that it would bear the costs associated with the participation by its employees in the ESOPs (such letters, "Funding Letters").

In order to hedge some of the potential cost of acquiring shares to satisfy the Group's obligation under the ESOPs, BCTL entered into three ISDA master swap agreements ("ESOP Agreements") with the ESOP Derivative Banks (Salomon Brothers International Limited, Barclays Bank PLC and UBS AG) as counterparties. Under the ESOP Agreements, BCTL entered into certain equity swaps (as detailed in Appendix 11) which provided that in certain circumstances BCTL would be obliged to purchase plc shares in the future at prices which were fixed at the date of the contracts, and were in the region of 900 pence per share ("ESOP Derivative Transactions"). The obligations of BCTL under the ESOP Derivative Transactions were guaranteed by plc and were limited in recourse to the assets of MET held on trust by BCTL.

As the market price of the Group's shares fell, certain of the ESOP Derivative Banks exercised their rights to call for cash collateral under the ESOP Derivative Transactions. BCTL needed to be put in funds in order to satisfy its obligation to provide such cash collateral. At the request of plc, Corp made available a credit facility (the "ESOP Collateral Loan") to BCTL for the purpose of providing cash collateral to the relevant ESOP Derivative Banks.

The UBS ESOP Derivative Transaction has been terminated consensually. SBIL has purported to terminate its ESOP Derivative Transaction. The Barclays ESOP Derivative Transaction has not been terminated. plc's total current exposure under the ESOP Derivative Transactions is approximately L389 million. However, approximately L214 million, being the maximum amount of collateral payable under the ESOP Derivative Transactions, has been paid. A remaining amount of approximately L175 million remains due.

During the course of the Restructuring negotiations the ESOP Derivative Banks asserted that they may have claims against the Opcos (in addition to plc) in respect of the ESOP Derivative Transactions, such claims arising from the Funding Letter arrangements.

MOBILE ESCROW

On 2 August 2002, Marconi Bruton Street Limited, a subsidiary of Corp, disposed of its entire shareholding in Marconi Mobile Holdings S.p.A. to Finmeccanica S.p.A. for approximately E571 million. The employees of Mobile and certain of its subsidiaries had participated in the ESOPs and certain members of the Mobile group ("Mobile Opcos") had countersigned Funding Letters.

In order to ensure that the sale of Mobile was not delayed whilst the efficacy of the claims of the ESOP Derivative Banks was determined, approximately L25 million of the sale proceeds was placed in an escrow

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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account subject to the terms of an escrow agreement between, inter alia, the ESOP Derivative Banks, HSBC Bank plc, Corp and plc, pending resolution of the dispute or a court order. That sum reflected the L18 million maximum estimated potential liability of the Mobile Opcos (prior to the release of the relevant Funding Letters required in order to implement the sale of Mobile) arising from the participation of their employees in the ESOPs plus additional headroom. Given that the investigations into the merits of the arguments were at an early stage, the additional headroom was approximately L7 million.

ESOP TERM SHEET

The fact that the ESOP Derivative Banks asserted claims against Opcos made it necessary to devise a mechanism so that the ESOP dispute was ringfenced and could not jeopardise the Corp Group once the Restructuring contemplated by the Corp Scheme had become effective. On 28 August 2002, as part of the negotiations in connection with the Restructuring, a non-binding indicative ESOP Term Sheet providing for the creation of escrow accounts pending determination of the claims of the ESOP Derivative Banks was initialled by plc, Corp, representatives of the Co-ordination Committee, the Informal Committee of Bondholders and Barclays.

The ESOP Term Sheet set out the manner in which the ESOP Derivative Banks, in exchange for agreeing prior to 15 October 2002 to support the Restructuring of Corp and plc, could take the benefit of the interim security and certain pre and post-Restructuring escrow arrangements. Up to L170 million (including the L25 million set aside under the Mobile Escrow Agreement) was to be set aside in escrow, on the Effective Date of the Corp Scheme, pending determination of the potential liabilities of Group companies to the participating ESOP Derivative Banks (those who had undertaken to support the Schemes) in relation to the ESOP Derivative Transactions. Only Barclays elected to participate in these arrangements and on 13 September 2002 Barclays, Corp and plc entered into a restructuring undertaking agreement under which Barclays undertook, subject to certain termination events, to vote in favour of the Schemes. The terms of the Barclays restructuring undertaking agreement are described in more detail in Appendix 19.

ESOP ESCROW AGREEMENT

A definitive agreement implementing the terms of the ESOP Term Sheet was entered into between plc, Corp, HSBC Bank plc and Barclays on 13 December 2002, the principal terms of which are summarised below:

       a.    No Restructuring

             (i) If, prior to the Effective Date of the Corp Scheme, the Bank Creditors and Secured Bondholders appropriate the cash in the secured Lockbox Accounts as a result of the enforcement of the interim security, a proportionate part of the secured cash will be placed into an escrow account. This proportion will be calculated on the basis of ((83.49)/(100) X 145/850 X the credit balance of the secured cash at the time of enforcement).

             (ii) In the event of an enforcement, Barclays will first have to litigate with reasonable diligence against the Opcos to determine its rights (if any) under the Funding Letters. Barclays is then entitled to abandon or settle the litigation and, following agreement or a determination by the court or arbitral tribunal as to their rights against the secured escrow cash under the terms of the ESOP Escrow Agreement, recover such amounts from the secured escrow cash on that basis.

       b.    Post-Restructuring

             If any Opcos are sold prior to the Restructuring becoming effective ("Subsequently Sold Opcos"), an amount to cover potential claims of Barclays against the Subsequently Sold Opcos will be paid into an account subject to separate arrangements similar to the Mobile Escrow Agreement. To date two such escrow agreements have been entered into in relation to Subsequently Sold Opcos, the amount of each being less than L1 million. The terms of the ESOP Escrow Agreement will continue to apply until Corp pays the Settlement Amount referred to below to the ESOP Derivative Banks and the escrow cash held under the terms of the Mobile Escrow Agreement and any Subsequently

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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             Sold Opco escrow agreements has been paid to Corp. Thus, the terms of the ESOP Escrow Agreement relating to the escrow to be established post-Restructuring are now in practical terms superfluous. The terms relating to the charged escrow cash may be relied upon if the Settlement Amount is not paid by Corp to the ESOP Derivative Banks.

ESOP SETTLEMENT

On 26 March 2003, Corp and plc reached definitive agreement with all the ESOP Derivative Banks to settle their ESOP derivative related claims against the Group (the "ESOP Settlement Agreement"). Under the terms of the settlement, which is conditional upon the Corp Scheme becoming effective, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their respective ESOP related claims against the Group. The Settlement Amount will be paid from the fund of up to L170 million which was to have been set aside by Corp under the ESOP Escrow Agreement and the Mobile Escrow Agreement. The settlement has made available approximately L135 million in cash which forms part of the L340 million comprising the cash element of the Corp Scheme Consideration. Without the ESOP settlement, the L135 million sum would not have formed part of the Corp Scheme Consideration.

The Boards of Corp and plc believe that the ESOP settlement was in the best interests of Corp and plc and their respective stakeholders as a whole. In reaching this conclusion, the Boards of Corp and plc took appropriate legal advice and considered a number of relevant factors, including the merits of the claims of the ESOP Derivative Banks, the desire to reduce the cost and expense of continuing litigation, the potential saving in the interest burden from which the Group will benefit by settling the ESOP derivative dispute, the benefits for the Schemes and certainty as to the amount of the Corp Scheme cash distribution that such a settlement brings.

The principal terms of the ESOP Settlement Agreement are as follows:

      - Corp will pay the Settlement Amount to the ESOP Derivative Banks (in the agreed proportions) on the Effective Date of the Corp Scheme (provided such date is on or before 31 December 2003);

      -  When each ESOP Derivative Bank has received its share of the Settlement
         Amount:

        -- plc will release and waive any and all claims against the Opco's under or in relation to the Funding Letters;

        -- each ESOP Derivative Bank will release and waive any and all claims against BCTL, plc and each Opco (and their respective directors and officers) under or in relation to the Funding Letters (including releases by plc thereof), the ESOP Derivative Transactions and the plc guarantee of the ESOP Derivative Transactions;

        -- BCTL will release and waive any and all claims against each ESOP
           Derivative Bank, plc and each Opco (and their respective directors and officers) under or in relation to the Funding Letters (including releases by plc thereof), the ESOP Derivative Transactions and the plc guarantee of the ESOP Derivative Transactions; and

        -- plc will release and waive any and all claims against any ESOP
           Derivative Bank (and their respective directors and officers) under or in relation to Funding Letters (including releases by plc thereof), the ESOP Derivative Transactions and the plc guarantee of the ESOP Derivative Transactions;

      - The ESOP Escrow Agreement, the Mobile Escrow Agreement and any Subsequently Sold Opcos escrow agreements shall terminate and the escrow cash held under the terms of the Mobile Escrow Agreement and Subsequently Sold Opco escrow agreements shall be paid to Corp;

      - The current litigation by SBIL against plc in connection with the SBIL ESOP Agreement will be discontinued with no order as to costs;

      - Until the Effective Date of the Corp Scheme, the ESOP Derivative Banks may not commence or further any claims or proceedings against BCTL, plc or any Opco (or their respective directors and officers) under the Funding Letters (including releases thereof), the ESOP Derivative Transactions or

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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         the plc guarantee of the ESOP Derivative Transactions. This standstill terminates on the occurrence of certain events set out in the ESOP Settlement Agreement, including (a) the release of Funding Letters in certain circumstances; (b) the enforcement of the interim security; (c) the Corp Scheme not obtaining the requisite approval at the Corp Scheme Meeting; (d) the Court sanction for the Corp Scheme not being obtained;
         (e) a demand being made for the repayment of the Bank Facility; (f) an insolvency event occurring in relation to Corp or, subject to certain limitations, plc; or (g) the Effective Date for the Corp Scheme not having occurred on or before 31 December 2003; and

      - The ESOP Derivative Banks will not, subject to limited exceptions, transfer, sell or assign their rights arising from plc's guarantee of the ESOP Derivative Transactions.

If the Corp Scheme does not become effective, Corp will not be required to pay the Settlement Amount and the ESOP Escrow Agreement, the Mobile Escrow Agreements and the Subsequently Sold Opco escrow agreements will continue to apply.

All claims of the ESOP Derivative Banks under the plc guarantee of the ESOP Derivative Transactions are excluded from the plc Scheme and no distribution from the plc Scheme will be made in respect of them.

On 26 March 2003, UBS and Citibank N.A. (as the Syndicate Bank affiliate of
SBIL) entered into undertakings to exercise in certain circumstances all votes relating to certain debt claims against Corp and plc in favour of the Schemes (as detailed further in Appendix 19). The non-ESOP related debt is transferrable without restrictions. At the same time, the Barclays restructuring undertaking agreement (dated 13 September 2003) was amended to bring the transferability provisions into line with those applying to UBS and Citibank.

D.3   ARRANGEMENTS TO PRESERVE RIGHTS AT PLC LEVEL

Various concerns were raised by either or both of the Informal Committee of Bondholders and the Co-ordination Committee during the course of the Restructuring discussions concerning the maintenance of guarantee claims against plc and arrangements were put in place in order to deal with these concerns. Details of the concerns and the arrangements which were put in place are set below.

In making its decision to approve these arrangements, plc took into consideration that it was correct in principle that the rights should be preserved, in order to put the creditors concerned in the same position as if both companies had been wound up.

PRESERVING RIGHTS UNDER THE SCHEMES IN THE EVENT THAT BOTH SCHEMES ARE
SUCCESSFUL

plc has guaranteed the repayment of certain primary debt obligations of Corp. In order to preserve the recoveries of creditors of Corp, who may also have the benefit of a plc guarantee ("GUARANTEE CREDITORS"):

      a. the Corp Scheme provides that no Scheme Claim under the Corp Scheme would be reduced, or in any way affected, by the compromise of any claims of that Scheme Creditor against plc pursuant to the terms of the plc Scheme; and

      b.     a corresponding provision appears in the plc Scheme.

THESE PROVISIONS ARE OF GENERAL APPLICATION TO THE EXTENT THAT A CREDITOR OF ONE COMPANY HAS A GUARANTEE CLAIM IN RESPECT OF THAT CLAIM AGAINST THE OTHER COMPANY.

PRESERVING RIGHTS IN THE EVENT THAT THE CORP SCHEME IS SUCCESSFUL BUT THE PLC SCHEME FAILS

In addition, the Informal Committee of Bondholders and the Co-ordination Committee indicated that they were concerned to ensure that, even if the plc Scheme failed but the Corp Scheme was successful, guarantee creditors could maintain the ability to claim 100 per cent. of their claim in respect of the plc guarantee against plc.

The concern arose because, if the plc Scheme were to fail, plc would be placed into liquidation. In the event that a distribution was made under the Corp Scheme before a proof of debt could be submitted in a subsequent liquidation of plc, the guarantee creditors would have to give credit to the liquidator of plc for their recoveries under the Corp Scheme.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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The Informal Committee of Bondholders and the Co-ordination Committee indicated on a number of occasions that it was central to their support of the Restructuring that guarantee creditors be entitled to prove for the full amount of their debt in any subsequent liquidation of plc should the plc Scheme fail. In order to preserve the ability of guarantee creditors to claim the full amount of their claim against plc in these circumstances the Informal Committee of Bondholders and the Co-ordination Committee required plc to enter into a deed poll on terms proposed by the Informal Committee of Bondholders and the Co-ordination Committee. It is open to any creditor with a guarantee claim to have the benefit of the deed poll. The deed poll requires that in the event that any guarantee creditor is required to give credit to plc in a liquidation for any recoveries made under the Corp Scheme, plc will pay a further sum equal to the amount of the distribution that the relevant creditor received in the Corp scheme i.e. it is intended that a new debt obligation of plc will be created.

The deed poll does not have the effect of permitting a creditor to receive more than a 100 per cent. recovery in respect of the underlying claim.

PRESERVATION OF THE BOND GUARANTEE

Clause 4.9 of the Trust Deed provides that the guarantee given by plc in respect of the Eurobonds will terminate when Corp delivers to the Eurobond Trustee a certificate to the effect that plc has been released from its guarantees in respect of certain bank debt. Section 12.03 of the Yankee Bond Indenture states that the plc guarantee will terminate on the date that plc is released from its guarantees in respect of certain bank debt and the Eurobonds.

In order to preserve the guarantee claim of the Trustees, Corp and plc entered into a Bondholder Confirmation Letter which provided that notwithstanding the provisions of Clause 4.9 of the Trust Deed and Section 12.03 of the Yankee Bond Indenture or the receipt of a Distribution under the Corp Scheme or the cancellation of the Bonds, the guarantee of plc remains in full force and effect and is extended for the benefit of all Definitive Holders.

D.4   WORKING CAPITAL

RETAINED CASH

The Group is expected to retain approximately L602 million of cash following the Restructuring, comprising approximately:

      a.    L167 million of restricted cash;

      b.    L112 million of trapped cash;

      c.    L197 million retained for normal working capital needs;

      d.    L96 million representing net cash outflow to cash break even; and

      e. L30 million representing cash in transit and therefore not available for distribution.

"Restricted cash" is cash employed as collateral or available to be granted as collateral in connection with performance bonding arrangements. Any cash collateral releases from existing performance bonds, and any balance remaining in the Existing Performance Bond Escrow Account on the first anniversary of the Effective Date for the Corp Scheme, in an amount (when aggregated with cash collateral releases made to the security trustee under the Performance Bonding Facility between the Issue Date and the first anniversary of the Effective Date of the Corp Scheme, together with interest thereon) not exceeding the lesser of L25 million or 50 per cent. of the amount of the Performance Bonding Facility, if Corp should cancel a portion of that facility, will be transferred to the security trustee under the Performance Bonding Facility, to collateralise performance bonds and similar instruments issued under that facility. Any excess amount will be paid into the Mandatory Redemption Escrow Account to be applied in redemption of the New Junior Notes and, once all New Junior Notes have been repaid, the New Senior Notes. On the termination or cancellation of the Performance Bonding Facility, all released collateral (other than that required to support long-dated performance bonds) will be paid into the Mandatory Redemption Escrow Account to be applied in redemption of the New Junior Notes and, once all New

                           I.  EXPLANATORY STATEMENT
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Junior Notes have been repaid, the New Senior Notes (as described further below). See Appendix 8 for further information on the circumstances in which restricted cash will be released.

"Trapped cash" includes (a) cash held in relation to existing insurance liabilities, (b) cash held as collateral under existing local bilateral debt facilities, (c) part of the proceeds from the disposal of Mobile in August 2002 to be held in escrow until August 2004 and (d) cash held in accounts in various jurisdictions to meet local working capital requirements (where such cash is not, for local regulatory or other reasons, easily accessible to meet wider Group working capital needs).

The "net cash outflows to cash break even" figure represents cash to be retained by the Group (net of permitted remaining disposal proceeds) needed to fund the Group through to cash break even.

WORKING CAPITAL FACILITIES

Performance Bonding Facility

In order to ensure that the Group has sufficient bonding facilities available to it following the Effective Date of the Corp Scheme HSBC Bank plc and JP Morgan Chase Bank have agreed to provide a L50 million committed revolving facility for the issuance of Performance Bonds at the request of Marconi Bonding Limited, for the purpose of supporting (directly or indirectly) obligations of members of the Group to third parties incurred in the ordinary course of the Group's trade or business. The Performance Bonding Facility is also available for the purpose of supporting any financing facilities which have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group incurred in the ordinary course of the Group's trade or business (other than obligations in respect of financial indebtedness) (for example, in connection with supporting a bonding facility in a foreign currency where bonds denominated in such foreign currency are not available under the Performance Bonding Facility). The Performance Bonding Facility will permit the issue, on behalf of Corp, of a letter of credit (with a face value of up to L2 million) in favor of the plc Scheme Supervisors from time to time to support plc's Ongoing Costs (within the L50 million commitment).

The Performance Bonding Facility may be utilised at any time during the period from the Effective Date of the Corp Scheme to the date falling 18 months thereafter. Marconi Bonding Limited has the right to request an extension to such availability period (to a date falling no later than 30 months after the Effective Date of the Corp Scheme (but without the participating banks having any obligation to agree such extension)). Performance Bonds may be issued in sterling, US dollars, Euro or (with the approval of the relevant issuing bank) any other readily available currency freely convertible into sterling. The form of the Performance Bond and identity of the beneficiary must be approved by the relevant issuing bank (having regard to that issuing bank's formal internal policies at the relevant time, and to all relevant legal and regulatory restrictions). In the case of Performance Bonds with an expiry date falling after 31 December 2010, the approval of the relevant issuing bank and the approval of the relevant banks providing the Performance Bonding Facility is required.

In addition to an issuance fee of L1,000 for each Performance Bond, a bonding fee equal to 0.50 per cent. per annum of the outstanding amount of each Performance Bond is payable quarterly in advance, for the account of the participating banks. A fronting fee equal to 0.10 per cent. per annum of the outstanding amount of each issued Performance Bond (less the issuing bank's own proportion) is payable quarterly in advance, for the account of the relevant issuing bank. An arrangement fee of L1,000,000 was payable on the date of the Performance Bonding Facility to the facility agent for distribution to the banks participating in the Performance Bonding Facility.

The obligations of each obligor under the Performance Bonding Facility are irrevocably and unconditionally guaranteed by Corp. The Performance Bonding Facility is secured by, inter alia, a charge over cash contained in certain blocked deposit accounts (the "Secured Accounts") between Marconi Bonding Limited and HSBC Bank plc as security trustee. Marconi Bonding Limited will be required, on the date of issuance of a Performance Bond, to deposit (in the currency of the relevant Performance Bond or, where such Performance Bond is issued in a currency other than sterling or Euros, US dollars) an amount equal to 50 per cent. of the maximum face value of such Performance Bond into such Secured Accounts. As further security for the obligations of Marconi Bonding Limited under the Performance Bonding Facility, Marconi Bonding Limited will ensure that additional amounts are deposited into the Secured Accounts in accordance with the terms of the New Notes. The Performance

                           I.  EXPLANATORY STATEMENT
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Bonding Facility contains certain events of default after the occurrence of which the agent is permitted to cancel the total commitments under the Performance Bonding Facility and/or to declare that full cash collateral in respect of each Performance Bond is immediately due and payable (including events of default relating to non-payment, failure to comply with security undertakings, failure to comply with other obligations, misrepresentation, cross default, insolvency, unlawfulness and repudiation of the Performance Bonding Facility documents).

In accordance with the Security Trust and Intercreditor Deed, the banks providing the Performance Bonding Facility will rank ahead of the Noteholders in any enforcement of the Security. The Security Trust and Intercreditor Deed also provides that the security trustee under the Performance Bond Facility and the banks may not take action to enforce the obligations of the obligors under the Performance Bonding Facility following a payment event of default thereunder until the earlier of (i) 180 days after notice to the Security Trustee under the Security Trust and Intercreditor Deed of the occurrence of such payment event of default or (ii) the acceleration of the New Senior Notes (see Appendix 10 for further details).

US Working Capital Facility

In order to ensure that Marconi Communications, Inc. has sufficient working capital post-Restructuring, MCI has entered into a working capital facility agreement with Liberty Funding, L.L.C., pursuant to which Liberty will provide a US$22,500,000 revolving credit facility to MCI. The Working Capital Facility is secured by a first mortgage lien on a parcel of MCI's real property (including buildings, improvements, building materials and fixtures) located in Warrendale, Pennsylvania, USA ("Property").

The Working Capital Facility is subject to a fixed interest rate of 15 per cent. per annum (payable monthly) and will mature on 26 November 2004. It will be used by MCI for working capital and general corporate purposes. Liberty's fees and costs include an arrangement fee of 6 per cent. of the facility amount, an unused commitment fee of 1 per cent. per annum on any undrawn portion, and a 5 per cent. late charge for payments overdue by more than ten days. In addition to the mortgage over the Property, all of MCI's right, title and interest in and to all leases of all or any part of the Property (including any rents) will be assigned to Liberty, and MCI will provide assurances and indemnities to Liberty relating to environmental matters affecting the Property, and financing statements for perfecting security interest in the fixtures. A second mortgage lien on the Property (and assignments of related leases and rents) will be granted in favour of, inter alia, the providers of the Performance Bonding Facility and the Noteholders and, consequently, an intercreditor agreement will be entered into between Liberty and the Security Trustee. See Appendix 10 for further details of this intercreditor agreement.

Covenants contained in the Working Capital Facility Agreement include indemnification from MCI in favour of Liberty in relation to liabilities and claims relating to the Property, MCI's pledge to keep the buildings, structures, improvements and fixtures insured and MCI's covenant not to dissolve, merge or consolidate with any other person (other than an affiliate of MCI) or dispose of all or a substantial portion of its assets relating to its BBRS Business. Although the obligations of MCI in respect of this facility are limited recourse, there are exceptions for, inter alia, failure to maintain insurance coverage, fees and costs incurred in enforcing/collecting sums due and MCI's environmental indemnity obligations, for which MCI has full liability. The Working Capital Facility Agreement contains certain events of default the occurrence of which would permit Liberty to cease making further advances, terminate its commitment and/or accelerate repayment of the Working Capital Facility.

Intra-Group funding

There are currently a significant number of intra-Group lending arrangements in place between members of the Wider Corp Group. These comprise loans from Corp to its Affiliates, loans from Corp's Affiliates to Corp and loans between Corp's Affiliates. Any intra-Group loan claims of Corp's Affiliates against Corp will be Excluded Claims for the purposes of the Corp Scheme and will therefore remain in place following the implementation of the Corp Scheme (See Part C.7 of this Section and Appendix 9 for further details on Excluded Claims).

Following the Effective Date of the Corp Scheme, the Wider Corp Group will be subject to the intra-Group lending restrictions contained in the indentures governing the New Notes. The scope of those restrictions will depend on whether the relevant debtor or creditor is a Guarantor or a non-Guarantor. The restrictions are

                           I.  EXPLANATORY STATEMENT
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SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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described more fully in Appendix 8. The Security Trust and Intercreditor Deed also contains provisions regulating certain intra-Group loans and actions in respect thereof, which are described more fully in Appendix 10.

COLLATERAL FOR EXISTING PERFORMANCE BONDS

General

On the Effective Date of the Corp Scheme, Corp will deposit approximately L43.5 million of the L167 million of restricted cash attributable to performance bonding collateral into the Existing Performance Bond Escrow Account. Withdrawals from that account will be made to satisfy valid and enforceable cash collateral demands made by banks, insurance companies or other financial institutions who have issued performance bonds ("Existing Performance Bonds") on behalf of members of the Group prior to the Effective Date, upon certification by Corp to the Escrow Trustee.

Cash collateral releases from Existing Performance Bonds, and any balance remaining in the Existing Performance Bond Escrow Account on the first anniversary of the Effective Date for the Corp Scheme in an amount (when aggregated with cash collateral releases made to the security trustee under the Performance Bonding Facility between the Issue Date and the first anniversary of the Effective Date for the Corp Scheme, together with interest thereon) not exceeding the lesser of L25 million or 50 per cent. of the amount of the Performance Bonding Facility, if Corp should cancel a portion of that facility, will be transferred to the security trustee under the Performance Bonding Facility. Any excess amount will be deposited into the Mandatory Redemption Escrow Account to be applied to redeem the New Junior Notes and, once all New Junior Notes have been repaid, the New Senior Notes. On the termination or cancellation of the Performance Bonding Facility, all released collateral (other than that required to support long-dated performance bonds) will be paid into the Mandatory Redemption Escrow Account to be applied to redeem the New Junior Notes and, once all New Junior Notes have been repaid, the New Senior Notes (as described further below).

Determination of bonding collateral requirements

As part of its determination of the post-Restructuring working capital requirements of the Group, Corp sought to ascertain an appropriate level of provision to be made for potential cash collateral calls in respect of Existing Performance Bonds (other than those Existing Performance Bonds which are already fully collateralised). That determination was made on the basis of Corp's assessment of the risk of individual issuers of Existing Performance Bonds calling for cash collateral against their outstanding exposure, based on an analysis of the rights which such issuers may have to make cash collateral calls. Specific provision has been made by Corp for all Existing Performance Bonds where the issuers of such bonds have unconditional rights to call for cash collateral at any time or have conditional rights to call for cash collateral where those conditions will be triggered by the Restructuring. With respect to issuers of Existing Performance Bonds that have conditional rights to call for cash collateral (where such conditions will not be triggered by the Restructuring per se), Corp has allocated a higher provision to those where it considers the conditions have been, or are more likely to be, triggered and a lower (or zero) provision where it considers that the conditions are unlikely to be triggered. Corp has made no provision in respect of issuers which it considers have no rights to call for cash collateral.

Under the Heads of Terms, it was agreed that Corp would place up to L55 million in the Existing Performance Bond Escrow Account to be used for cash collateral calls in respect of Existing Performance Bonds. Corp had previously assessed that a provision of a higher amount would be an adequate provision in respect of potential cash collateral calls for Existing Performance Bonds. In order to be satisfied that the L55 million deposit which was permitted to be made into the Existing Performance Bond Escrow Account by Corp on the Effective Date would be an adequate reserve in respect of Existing Performance Bonds, Corp entered into arrangements with certain (current and former) Syndicate Bank issuers of Existing Performance Bonds during February and March 2003. Corp agreed to provide each participating Syndicate Bank with collateral (in the form of a cash-backed letter of credit) for 50 per cent. of the principal amount of the outstanding uncollateralised Existing Performance Bonds issued by it. In return for that provision of collateral, each of those Syndicate Banks agreed to waive all of its rights to demand cash collateral in respect of Existing Performance Bonds issued by it (except in the case of insolvency of Corp or the relevant Subsidiary, a demand by the beneficiary under the relevant Existing

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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Performance Bonds, or acceleration under the New Notes). Because this arrangement was agreed with the Syndicate Banks on a collective basis (which Corp considered to be necessary to preserve stability amongst the Syndicate Banks), collateral (of approximately L1.13 million in aggregate) was provided to two Syndicate Banks (whose Existing Performance Bonds exposure totals approximately L2.27 million) in respect of which Corp would not otherwise have made cash collateral provision (on the basis that Corp considers that those issuers have no rights, ambiguous rights or conditional rights to call for cash collateral which are unlikely to be triggered). However, as at 27 March 2003, on a collective basis, arrangements had been entered into to provide approximately L11.50 million of collateral in return for a waiver of rights to call for cash collateral of approximately L19.03 million in respect of Existing Performance Bonds with a face value of approximately L21.30 million. In the absence of this arrangement Corp may have been required to make a cash collateral provision of approximately L19.03 million in respect of such bonds. One of the participating Syndicate Banks (in respect of which Corp would otherwise have been required to make 100 per cent. cash collateral provision) was provided with collateral for approximately 61 per cent. of the principal amount of the outstanding uncollateralised Existing Performance Bonds issued by it. This resulted from certain bonds issued by that Syndicate Bank expiring between the time that Corp agreed the 50 per cent. collateral figure with that bank and the time at which the arrangements with the Syndicate Bank issuers were implemented.

Similar arrangements may be entered into (in the period up to the date of the Scheme Meeting in respect of the Corp Scheme) with other (current and former) Syndicate Bank issuers of Existing Performance Bonds. Such arrangements, if entered into, are expected to result in the provision of collateral with a value of less than L3 million.

Prior to the Scheme Meeting in respect of the Corp Scheme, alternative arrangements may be entered into with one other Syndicate Bank issuer of uncollateralised Existing Performance Bonds which did not take part in the above arrangements. Under such alternative arrangements, this bank would agree to release collateral (in the form of a cash backed letter of credit) totalling approximately E10.23 million which it already holds against certain liabilities of a former Subsidiary of Corp (and which it is entitled to retain against such liabilities) in consideration for the issue of a new cash-backed letter of credit (with a face value of approximately E9.85 million) to collateralise Existing Performance Bonds issued by it (totalling approximately E9.85 million).

D.5   SCHEME IMPLEMENTATION DEED

The Scheme Implementation Deed (the "DEED") was entered into between Corp, plc, E-A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beams Limited and various other Group companies on 27 March 2003. The primary purpose of the Deed was to ensure that legally binding arrangements were in place to govern the rights and obligations between, inter alia, Corp and plc in implementing the Restructuring. Pursuant to the Deed, Corp, plc, E-A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beams Limited and various other Group companies have agreed to perform certain obligations and undertaken not to do certain acts including, but not limited to, approving all shareholder resolutions necessary or desirable to give effect to the Corp Scheme, assigning or novating certain guarantee obligations and/or licence agreements, providing all reasonable assistance and information and undertaking all reasonable acts and deeds to give effect to the assignment of certain Intellectual Property, making certain intra-group tax loss and group relief surrenders and providing certain tax indemnities. Ancrane has agreed to make a repayment of capital in specie to plc of all of its assets, other than L100. Corp has also agreed to procure the issue of a letter of credit (under the Performance Bonding Facility) in an amount of L2 million in favour of the plc Scheme Supervisors from time to time for them to draw on in relation to plc's Ongoing Costs. In the event that Corp is unable to procure the issue of such letter of credit, it has undertaken to provide the sum of L2 million for the plc Scheme Supervisors to draw on in relation to plc's Ongoing Costs on similar terms to those set out in the Scheme Implementation Deed and the Performance Bonding Facility Agreement in relation to the letter of credit. Certain obligations and undertakings of the parties to the Deed (including Corp's obligation to procure a letter of credit for plc's Ongoing Costs) are conditional upon and subject to the Corp Scheme becoming effective and will, in part, give effect to the implementation of the Corp Scheme upon it becoming effective. Brief particulars of the Scheme Implementation Deed are contained in Appendix 18.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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D.6   STATEMENT AND WAIVER OF INTER-COMPANY BALANCES

In order to facilitate the effective implementation of the Schemes, and in particular to effect a clean up of existing inter-company claims owed to or by Corp and plc, Corp and plc have entered into a statement and waiver of intercompany balances agreement (the "Statement and Waiver Agreement") with certain other Group companies.

The effect of the Statement and Waiver Agreement is to preserve all known and stated claims existing between (A) Corp or plc and (B) the participating Group companies, and to waive all other claims which arise by reference to circumstances existing prior to the Effective Date of the Corp Scheme. In this sense there will be more certainty as to the level of any claims owed to or by Corp and plc after the Effective Date of the Corp Scheme. In so far as it involves plc, the Statement and Waiver Agreement has limited effect in that all known claims against plc will be schemed under the plc Scheme (and will receive a distribution from the plc Scheme) and all known claims of plc against Corp and its subsidiaries have been transferred to Corp prior to the Record Date (in consideration for a reduction in the amount of the Corp's existing claim against plc).

Under the Statement and Waiver Agreement the following intra-group claims will be preserved as between (a) Corp and plc and (b) the participating Group companies:

      - disclosed intra-group loan balances in existence as at 31 December 2002 (plus interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan);

      - any intra-group loan made on or after 1 January 2003 in the ordinary and usual course of business or with certain previously agreed creditor consent, including interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan;

      - any trading and current account liabilities in existence as at 31 March 2002 (in the case of any participating Group company which is a trading or an active non-trading company) or 30 September 2002 (in the case of any dormant participating Group company). Such liabilities are determined by reference to the management accounts upon which the audited consolidated financial accounts of plc, as at 31 March 2002 or 30 September 2002 (as applicable) were prepared;

      - any trading and current account liabilities incurred in the ordinary and usual course of business after 31 March 2002 between (a) Corp and/or plc, and (b) any participating Group company which is a trading or an active non-trading company;

      - any counter indemnity or equivalent reimbursement obligation (which is written or is implied by law and whether or not contingent) arising under any financial guarantee or indemnity (which is written or is implied by law) and is: (a) in favour of any third party which is not a member of the Group (including the issuer of any performance bond, bank guarantee or similar instrument), and (b) in respect of any contractual obligations of the provider of the counter indemnity or equivalent; provided that where any payment has been made under such a guarantee or indemnity on or before 31 March 2002, the resultant counter indemnity shall not be preserved;

      - any counter indemnity or equivalent reimbursement obligation (which is written or is implied by law and whether or not contingent) arising under any written non-financial guarantee or indemnity (which is written or implied by law) and is: (a) in favour of any person which is not a member of the Group, and (b) in respect of any contractual or implied by law obligations of the provider of the counter indemnity or equivalent and (c) disclosed in a schedule to the Statement and Waiver Agreement; provided that where any payment has been made under such a guarantee or indemnity on or before 31 March 2002, the resultant counter indemnity shall not be preserved; and

      -  any other specified claims.

All other claims of Corp or plc against each participating Group company and all other claims of each participating Group company against Corp or plc, will be released with effect from the Effective Date of the Corp Scheme. The Statement and Waiver Agreement does not affect claims which arise out of or in relation to any matter or circumstance arising after the Effective Date of the Corp Scheme.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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A list of Group companies that have already agreed to participate in the Statement and Waiver Agreement is contained at paragraph 2.2 of Appendix 19. Other Group companies may be added prior to the Effective Date of the Corp Scheme.

D.7   RECAPITALISATION OF GUARANTORS

In order to facilitate the giving of the Guarantees as part of the new security package to support the New Notes (see Appendix 10 for further details), certain of the Guarantors will need to be recapitalised. Most of these recapitalisations are intended to be effected one or two Business Days prior to the Effective Date of the Corp Scheme, although some may need to be effected before then. In conjunction with the recapitalisations, it is also intended to unwind or formalise certain intra-group financing arrangements.

The recapitalisations and ancillary transactions will involve the direct and indirect parent companies of the relevant Guarantors, as well as certain other Group companies or entities that owe or are owed intra-group balances by the relevant Guarantors. Each recapitalisation is intended to be effected by a number of sequential intra-group transactions which may include: the restatement of terms of intra-group debt; injections of equity by parent companies into subsidiaries; repayments, assignments, novation or release of existing intra-group claims; and the issue of equity by subsidiary companies in return for (a) assignments of intra-group claims or (b) reductions in intra-group balances owed to their parent companies. For those transactions which require actual cashflow, the relevant series of intra-group transactions will involve the "round-tripping" of cash, commencing and ending in each case with Corp (as the ultimate holding company of the Guarantors).

D.8   WAIVER OF PLC SHAREHOLDER VOTE

As referred to in Part C.5 of this Section, the UKLA has granted a waiver of the provision in the Listing Rules which would otherwise require the consent of the shareholders of plc to the issue of the New Shares pursuant to the Corp Scheme. Accordingly, the effectiveness of the Schemes is not conditional on the approval of the shareholders of plc.

D.9   CAPITAL REDUCTION

As part of the Restructuring, Corp will apply to the Court for the purpose of implementing the Capital Reduction pursuant to section 135 of the Act. The Capital Reduction will involve the cancellation of the Non-Voting Deferred Shares arising on the conversion of the existing issued ordinary shares in the capital of Corp held by plc and Marconi Nominees Limited and the cancellation of Corp's share premium account (including that arising on the issue of New Shares), to create a reserve which it is expected will eliminate the deficit on the profit and loss account that would otherwise be shown on Corp's balance sheet as at 31 March 2003.

As can be seen from note g. iii) to the Corp unaudited pro forma consolidated balance sheet in Appendix 2, the unaudited deficit on Corp's profit and loss account in its own unaudited balance sheet as at 30 September 2002 was approximately L2,767 million. The cancellation of the Non-Voting Deferred Shares and Corp's existing share premium account would reduce this by approximately L843 million, but approximately L3,306 million of share premium account is expected to arise on the issue of the New Shares so the reserve arising on the Capital Reduction is expected to exceed the 30 September 2002 deficit on Corp's profit and loss account by L1,382 million. The excess of the reserve over the 31 March 2003 deficit on Corp's profit and loss account will initially constitute Corp's special reserve referred to below.

Prior to confirming the Capital Reduction, the Court will require Corp to give an undertaking designed to protect persons who are creditors of Corp on the date the Capital Reduction becomes effective. This undertaking will require the maintenance by Corp and its subsidiaries of special reserves, which will not be distributable to shareholders of Corp until the creditors of Corp to be protected have been paid off or the Court has agreed otherwise.

It is anticipated that the Capital Reduction will become effective shortly after the Effective Date of the Corp Scheme. Although Corp cannot guarantee that the Capital Reduction will become effective, it will not affect the effectiveness of the Schemes in any event.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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D.10   SHARE INCENTIVE PLANS

INTRODUCTION

The Group currently operates the share incentive plans set out in the table below. The Plans were designed to incentivise participating Group employees, directors and consultants as part of their remuneration arrangements. Under these Plans, Participants were given rights to acquire plc Shares either at a specified price or, where certain objectives were achieved, at no cost (the latter are known as nil-cost options). Certain options, including some of the nil-cost options are already exercisable. These optionholders can acquire plc Shares prior to the plc Shareholders Record Time. As a result of the Restructuring, more of the options will become exercisable. However, this will be after the plc Shareholders Record Time when plc Shares will have no value.

Due to plc's current share price the majority of options granted to Participants under the Plans are now underwater (that is, shares in plc are worth less than the Participants would have to pay to acquire them). It is assumed that holders of those options which are currently exercisable will not exercise them. Of those options where the plc Shares subject to them are worth more than the price that Participants must pay for them, it is only those optionholders who can and do exercise their options prior to the plc Shareholder Record Time who will receive New Shares and Warrants. After implementation of the Restructuring, all remaining options will be valueless.

As at 28 February 2003, options over approximately 149.6 million plc Shares are outstanding. This represents approximately 5.4 per cent. of plc's current total issued share capital. plc has also granted 47.3 million phantom options in respect of which, on exercise, Participants ordinarily receive cash rather than shares (if a gain has been made).

                                                                Number of shares
                                                              over which options        Range of
Name of plan                                                     are outstanding   option prices
------------                                                  ------------------   -------------
The GEC 1984 Managers' Share Option Scheme                               671,044        183-266p
                                                              ------------------   -------------
The GEC Employee 1992 Savings-related Share Option Scheme              1,985,076        203-273p
                                                              ------------------   -------------
The GEC 1997 Executive Share Option Scheme                             7,959,308        311-385p
                                                              ------------------   -------------
The Marconi UK Sharesave Plan                                          2,297,688        538-748p
                                                              ------------------   -------------
The Marconi International Sharesave Plan                               1,342,615            737p
The Marconi Launch Share Plan                                         19,620,228        Nil-cost
The Marconi 1999 Stock Option Plan                                    98,449,888        35-1030p
The Metapath Software Corporation 1995 Stock Option Plan                 144,164          3-274p
The Metapath Software International Inc. 1999 Stock Option
  Plan                                                                 2,386,061        212-957p
The Mariposa Technology Inc. 1998 Employee Incentive Plan                320,684           9-56p
The Marconi Restricted Share Plan                                      1,795,184   Nil-cost-947p
The Marconi Welcome Plan                                               2,642,687        Nil-cost
The Marconi Long Term Incentive Plan                                     629,559        Nil-cost
The Northwood Technologies Inc. Share Option Plan                         65,827        139-245p
The Mobile Systems International Share Option Plan                       694,790            212p
Marconi and GEC Phantom Option Schemes (converted into
  options over plc Shares)                                             8,595,663        17-1134p

In recent weeks, plc Shares have traded at around 1.5-2.5 pence per share. On this basis it might appear that nil cost options are in the money. However, except for those which are currently exercisable, this is not the case.

Some optionholders holding nil cost options which are not currently exercisable will become entitled to exercise their options when the Restructuring takes effect, because Corp will cease to be a subsidiary of plc, and other such optionholders will become so entitled if plc goes into liquidation. However, neither event will take place until after the Corp Scheme has become effective, by which time plc Shares will have no value.

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Optionholders currently entitled to exercise their nil cost options who do so in time to receive plc Shares before the plc Shareholders Record Time will qualify to receive New Shares and Warrants if the Corp Scheme becomes effective. Only these options can be described as in the money.

The only two alternatives for plc are a restructuring under which all its assets are distributed to its creditors or an insolvent administration or liquidation. The reason why plc Shares are trading between 1.5-2.5 pence per share is that only 0.5 per cent. of the New Shares that are to be issued (assuming the Corp Scheme becomes effective and the First Initial Distribution takes place), are being made available to the plc Shareholders as at the plc Shareholders Record Time.

THE RETENTION AND EMERGENCE PLAN

In order to retain key employees during the restructuring of the Group, a Retention and Emergence plan (the "R&E Plan") was implemented in May 2002 for sixty-three employees. Corp was not a party to any of the documents. Of the sixty-three individuals, Marconi Communications Limited is the responsible Group company for thirty-seven, Marconi Communications, Inc. for seventeen, plc for two (one in Australia and one in Hong Kong), Marconi Communications GmbH for four and Marconi Communications SpA for three. The obligations of plc are to be transferred to Marconi Communications Limited in relation to the two employees whose promise refers to plc.

The R&E Plan promises four equal payments to the employees if they are still employed and not working their notices on each payment date. Two of the payment dates have passed and the remaining dates are (i) seven working days after plc completes its refinancing negotiations (with a long stop date of 31 March 2003) and (ii) three months after the third payment date. The aggregate of the payments in each case is based on a percentage of the employee's salary, with the range of percentages varying from 30 per cent. to 150 per cent., depending on the employee's seniority.

Those employees who are signing new service agreements and who are in the Management Plan (as defined below) are to waive the last payment due under the R&E Plan.

IMPACT OF THE PROPOSED RESTRUCTURING:

Nil-cost Option Plans

The Marconi Launch Share
Plan Options were granted to Participants of this plan as nil cost options. If not currently exercisable, they will become exercisable on a solvent liquidation of plc. At that time Participants will be deemed to have exercised options to acquire the number of plc Shares the plc Board determines. It is anticipated that, due to the Group's financial position, the plc Board will decide that no options should become exercisable. These options will lapse on the tenth anniversary of their date of grant.

The Marconi Welcome Plan     Options were granted to Participants of this Plan
                             as nil cost options. If not currently exercisable, they will become exercisable on a solvent liquidation of plc. At that time Participants will be deemed to have exercised options to acquire the number of plc Shares the plc Board determines. It is anticipated that, due to the Group's financial position, the plc Board will decide that no options should become exercisable. These options will lapse on the tenth anniversary of their date of grant.

The Long Term Incentive
Plan
(the "LTIP")                 Nil-cost share options granted under the LTIP which
                             are not currently exercisable will become exercisable when Corp ceases to be a subsidiary of plc. The remuneration committee also has discretion to decide to what extent grants of further nil-cost options should be made at that point. It is anticipated that, given the Group's financial position, the remuneration committee will decide that no further options should be granted. The remuneration committee also has discretion to decide when options, if not exercised, should lapse.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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The Restricted Share Plan
(the
"RSP") Participants may acquire plc Shares that will be awarded to them when Corp ceases to be a subsidiary of plc. Participants will have six months to call for the shares before the awards lapse.

Under the "nil cost" plans, options are currently exercisable or may ordinarily become exercisable before the plc Shareholders Record Time over the following number of plc Shares:

Plan                                Approximate No. of plc Shares
----                                -----------------------------
Launch Plan                                           0
Welcome Plan                                          0
LTIP                                            480,000
RSP                                             910,000
                                              ---------
                                              1,390,000
                                              =========

As pointed out above, by the time that the remaining outstanding "nil cost" options become exercisable, the shares in plc will have ceased to be of any value.

The MET currently holds in the region of 1,208,545 plc Shares and approximately L4,544.58 in cash. The GEC Employee Share Trust currently holds in the region of 1,135,644 plc Shares and approximately L937.45 in cash.

Underwater Option Plans

The GEC Managers' 1984
Share
Option Scheme                All outstanding options will become exercisable
                             when the court sanctions the plc Scheme and lapse six months later.

The GEC Employee 1992
Savings
Related Share Option Scheme  All outstanding options will become exercisable when the court sanctions the plc Scheme and lapse six months later.

The Marconi 1999 Stock
Option
Plan Option holders may exercise their options within a period of six months from when Corp ceases to be a Subsidiary of plc at the end of which time unexercised options will lapse.

The Marconi UK Sharesave
Plan All outstanding options will become exercisable when the court sanctions the plc Scheme and lapse six months later.

The Marconi International
Sharesave Plan               All outstanding options will become exercisable
                             when the court sanctions the plc Scheme and lapse six months later.

The GEC 1997 Executive
Share
Option Scheme                Option holders may exercise options within a period
                             of six months from when Corp ceases to be a Subsidiary of plc at the end of which time unexercised options will lapse.

The Mobile Systems
International
Share Option Plan            All outstanding options will become exercisable
                             when the court sanctions the plc Scheme and lapse six months later.

Metapath Software
Corporation
1995 Stock Option Plan       Option holders may exercise their options to the
                             extent that performance criteria have been met when the proposal for the solvent liquidation of plc is adopted.

Metapath Software
International
Inc. 1999 Stock Option Plan  Option holders may be given the opportunity to exercise vested and non-vested options until five days before a liquidation. All unexercised options will lapse immediately before a liquidation.

Mariposa Technology Inc
1998
Employee Incentive Plan      All outstanding options held by employees,
                             directors and consultants will become exercisable before an event such as a liquidation and, if not exercised will lapse before such an event.

Northwood Technologies Inc.
Share Option Plan            All outstanding options will remain unaffected by
                             the plc Scheme and will lapse in due case.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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The Marconi Phantom Option
Scheme Options will lapse and cease to be exercisable when Corp ceases to be a Subsidiary of plc.

The GEC Phantom Option
Scheme Options will lapse and cease to be exercisable when Corp ceases to be a Subsidiary of plc.

The Marconi Employee Stock
Purchase Plan for Employees
in North America             This plan has been suspended. There are no
                             outstanding options or awards under it.

EMPLOYEE INCENTIVE PLANS POST RESTRUCTURING

Conditionally on the later of the First Initial Distribution under the Corp Scheme being initiated and the Effective Date (for the purpose of this Part D.10, the "Plans Start Date"), Corp has adopted an option plan known as the Corp Senior Management Share Option Plan (the "Management Plan") and a broadly based employee share option plan known as the Corp Employee Share Option Plan (the "Employee Plan"). The Plans are summarised below.

Other than the Group's existing bonus plan arrangements, which cover the financial year to 31 March 2003, and the third payment under the R&E Plan (described above), prior to the Plans Start Date, the Group will not establish any bonus arrangement or scheme or any long term incentive scheme covering those persons (other than those persons who are eligible to receive commission and/or bonus payments that relate to sales) who have been invited to participate in the Management Plan.

Further, as set out in Appendix 14, paragraph g (iv), Corp's Articles provide that participants in the Management Plan (other than those who are eligible to receive commission and/or bonus payments that relate to sales) will not be eligible to participate in any bonus or other long-term incentive arrangement until the date on which all the tranches in the initial grant under the Management Plan have either lapsed or become capable of exercise.

The Corp Senior Management Share Option Plan

Administration

The Management Plan will be administered by the remuneration committee of Corp in accordance with the terms set out below.

Eligibility

Participation in the Management Plan is open to those employees and executive directors of Corp or any of its Subsidiaries selected by the remuneration committee. The remuneration committee intends to grant options under the Management Plan to up to 60 senior executives. Employees within two years of their normal retirement date may not participate in the Management Plan.

Grant of options

Options to acquire Corp shares under the Management Plan may be granted at any time prior to the Listing of the New Shares and, following Listing of the New Shares, may be granted in the periods of 42 days commencing on the Plans Start Date, the day immediately following announcement by Corp of its results for any period, or a day on which the Board resolves that exceptional circumstances exist which justify the grant.

Options will be granted by either Corp or the trustee of the proposed Corp employee benefit trust (the "Trust") summarised below. Options may be satisfied using newly issued or existing Corp Shares.

The initial options will be granted in five tranches, each of which will be subject to different performance conditions as described below.

Participation in the Management Plan will not form part of or affect a participant's right under the terms of his employment.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

Option exercise price

Options granted under the Management Plan will be exercisable for a nominal payment, the amount of which will be determined by the remuneration committee. It is currently envisaged that the total amount payable on the exercise of an option, whether in whole or in part will be L1 per exercise irrespective of the number of New Shares the subject of an option exercise.

Individual limit on participation

There is no limit under the Management Plan on the aggregate maximum value of options which may be granted to a participant in any year or over the life of the Management Plan.

Overall limit on Corp Shares to be made available under the Management Plan

The number of Corp Shares, issued or unissued, that may be committed under the Management Plan is limited to 9 per cent. of the issued share capital of Corp immediately following the Plans Start Date. Corp Shares over which options have lapsed or been surrendered will not be included in calculating this limit. This number of shares will be reduced by the number of Corp Shares that are committed under the Employee Plan due to employees who would otherwise have been expected to participate in the Management Plan participating in the Employee Plan rather than the Management Plan because it is beneficial (for tax or similar reasons) for them to do so.

Exercise of Options

Options granted under the Management Plan will only become exercisable (vest) to the extent that the performance targets set out below have been satisfied. While the performance targets for the initial grant of options will be the same, two vesting schedules will apply; one schedule applicable to participants who have released their rights under the R&E Plan (described above) and the other schedule applicable to participants who did not have any rights under the R&E Plan. For subsequent grants, for example, to new employees or as a result of promotions or expanded roles or responsibilities, the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.

                                                                          Percentage of shares subject
                                                                       to option that vest (per cent.)
                                                       -----------------------------------------------
                                                             Participants who
                                                                 released R&E                    Other
Tranche   Condition                                              Plan rights*             Participants
-------   ------------------------------------------   ----------------------   ----------------------
1.        Repayment of 30 per cent. of the New                   20                       10
          Junior Notes within 24 months after the
          Plans Start Date. No vesting before 12
          months after the Plans Start Date.
2.        Repayment of 50 per cent. of the New                   10                       10
          Junior Notes within 27 months after the
          Plans Start Date. No vesting before 15
          months after the Plans Start Date.
3.        Repayment of 100 per cent. of the New                  20                       20
          Junior Notes within 30 months after the
          Plans Start Date. No vesting before 18
          months after the Plans Start Date.
4.        Corp achieving a market capitalisation of              20                       30
          L1 billion and repayment of 100 per cent.
          of the New Junior Notes within 39 months
          after the Plans Start Date. No vesting
          before 27 months after the Plans Start
          Date.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

                                                                          Percentage of shares subject
                                                                       to option that vest (per cent.)
                                                       -----------------------------------------------
                                                             Participants who
                                                                 released R&E                    Other
Tranche   Condition                                              Plan rights*             Participants
-------   ------------------------------------------   ----------------------   ----------------------
5.        Corp achieving a market capitalisation of      (within 51 months        (within 51 months
          L1.5 billion and repayment of                  of the Plans Start       of the Plans Start
          100 per cent. of the New Junior Notes                Date)                    Date)
          within 63 months after the Plans Start                 30                       30
          Date. No vesting before 39 months after
          the Plans Start Date.                        (between 51 months and   (between 51 months and
                                                       63 months of the Plans   63 months of the Plans
                                                            Start Date)              Start Date)
                                                                 20                       20

* Participants in the R&E Plan will be required to waive the final payment under the R&E Plan in order to participate in the Management Plan.

If any performance target is not satisfied within the stated period the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

If the New Junior Notes are refinanced (rather than repaid), the conditions set out above will apply to the aggregate debt, representing what were the New Junior Notes, following the refinancing.

In relation to tranches 4 and 5, the market capitalisation of Corp will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Corp Shares are listed and the number of Corp Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Corp Shares in issue on the Plans Start Date exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.

Taxation

The exercise of an option may be made conditional on a participant agreeing to comply with any arrangements specified by Corp for the payment of taxation, social security contributions or any other deductions at source (including, as is likely to be the case, in respect of at least part of the relevant employing company's secondary class 1 National Insurance contributions liability arising on exercise) required or permitted in respect of an option.

Termination of employment

If a participant ceases employment with a member of the Corp Group voluntarily or he is dismissed for cause, his options will lapse on the date of cessation.

However, where a participant ceases employment with the Group due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of employment (or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date the notice would have expired) and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of 6 months (12 months in the case of death). The remuneration committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

Lapse of options

Options will lapse in any event on the tenth anniversary of their grant and will lapse after a takeover or reconstruction when the specified time periods for exercise have passed as described below. Options will also lapse on the cessation of employment of a participant as described above. Options will also lapse to the extent that they cease to be capable of becoming exercisable due to failure to satisfy any of the performance targets within the specified time periods.

Corp Shares over which options have lapsed or have been surrendered will be available, within the overall limit referred to above, to form the subject of further option grants to new participants in the Management Plan but not to existing participants unless the participant has been promoted or his/her role and/or responsibility has significantly expanded and the remuneration committee determines that such a grant is merited.

Rights attaching to Corp Shares on the exercise of options

Corp Shares allotted under the Management Plan will carry the same rights as all other issued Corp Shares. Application will be made for the Corp Shares to be admitted to trading on the London Stock Exchange. Participants will not qualify for any rights attaching to Corp Shares where the record date is before the date on which the option is exercised.

Takeover, reconstruction or winding-up

If any person obtains control of Corp as a result of making an offer to acquire the whole of the issued share capital of Corp (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Management Plan will become exercisable to the extent that the financial performance conditions have been satisfied immediately prior to a change of control.
A proportion of the remainder of any Corp Shares which are the subject of outstanding options under the initial grant will vest and become exercisable according to the following formula:

                                                          market capitalisation on change of
                                                        control (as evidenced by the value of
                                                        the consideration paid by the acquirer
                                                        and the number of Corp Shares in issue
remainder of Corp Shares the subject of                 immediately following the Plans Start
           outstanding options                 X                        Date)
                                                       ----------------------------------------
                                                                     L1.5 billion

The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the L1.5 billion figure will be reduced by L25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

Participants will have six months within which to exercise their options to the extent exercisable following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Corp Shares under sections 428 to 430F of the Act, a participant may exercise his options to the extent exercisable as referred to above during the period that person remains so bound or entitled; thereafter, they will lapse.

Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

If there is a reconstruction of Corp, the effect of which is that a person obtains control of Corp, other than as a result of making an offer for its issued share capital, the provisions relating to a change of control following an offer (summarised above) shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company of Corp where such holding company has substantially the same shareholders and proportionate shareholdings as those of Corp immediately before the scheme of

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

arrangement. On the occurrence of such a reconstruction, the remuneration committee will use its best endeavours to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement. If there is any other reconstruction of Corp or Corp is wound-up, options will lapse on the reconstruction or winding-up taking effect.

Adjustments of options

If there is a variation in the share capital of Corp, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or the implementation by Corp of a demerger or payment of a super-dividend which would materially affect the value of options under the Management Plan, the remuneration committee may (subject to the auditors' approval) make the adjustments it considers appropriate to the number of Corp shares under option.

Amending the Management Plan

The rules of the Management Plan can be amended at any time by the Board, provided that no amendment to the Management Plan can be made without the prior approval of Corp in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Corp Shares available for issue under the Management Plan, the basis for determining a participant's entitlement to Corp Shares and any adjustment in the event of a variation in the share capital of Corp. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to the outstanding options.

Participants in the United States

For participants in the United States, the Management Plan will be structured as a conditional right to receive Corp Shares or ADRs (an "Award") rather than as an option, for tax purposes. No price will be payable by participants on the vesting of their Awards. Awards will not vest during a close or prohibited period. Awards will be subject to the same performance conditions and other terms set out above.

General

Participation in the Management Plan is not pensionable. Options granted under it are not transferable and may only be exercised by the person to whom they were granted or their personal representatives.

No options can be granted under the Management Plan more than five years after the Plans Start Date.

Summary of the Corp Employee Share Option Plan

Administration

The Employee Plan will be administered by the remuneration committee of Corp in accordance with the terms set out below.

Eligibility

Participation in the Employee Plan is open to those employees and executive directors of Corp or any of its Subsidiaries selected by the remuneration committee. Employees within two years of their normal retirement date may not participate in the Employee Plan. Employees who participate in the Management Plan cannot participate in the Employee Plan.

Grant of options

Options to acquire Corp Shares under the Employee Plan will be granted by either Corp or the trustee of the Trust. Options may be satisfied using newly issued or existing Corp Shares. Inland Revenue approved options and non-Inland Revenue approved options ("Unapproved Options") may be granted under the Employee Plan.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

Following Listing of the New Shares options may be granted in the periods of 42 days commencing on the Plans Start Date, the day immediately following announcement by Corp of its results for any period, or a day on which the Board resolves that exceptional circumstances exist which justify the grants. The Corp Board will not grant any options under the Employee Plan until 30 business days after Listing of the New Shares. The exercise price for such initial grant of options shall be the average middle market quotation of a Corp Share for the five business days immediately prior to the date of grant.

The initial options will be granted in five tranches, each of which will be subject to different performance conditions as described below.

Participation in the Employee Plan will not form part of or affect a participant's rights under the terms of his employment.

The following is a summary of the provisions which apply equally to Approved Options and Unapproved Options.

Option exercise price

The exercise price of options will be determined by the remuneration committee but will not be less than the middle market quotation of a Corp share as derived from the London Stock Exchange Daily Official List on a date (or dates in the case of an average quotation) not more than 30 days prior to the date of grant of the option (or such other period as the Inland Revenue may agree in relation to Approved Options).

Where an option is to subscribe for Corp Shares, the exercise price will not be less than the nominal value of a Corp Share.

Individual Limit on participation

There is no limit under the Employee Plan on the aggregate maximum value of options which may be granted to a participant in any year or in the life of the Employee Plan (subject, in the case of Approved Options, to the statutory limit described below).

Overall limit on Corp Shares to be made available under the Employee Plan

The number of Corp Shares, issued or unissued, that may be committed under the Employee Plan is limited to 5 per cent. of the issued share capital of Corp immediately following the Plans Start Date. The limit does not include share capital committed pursuant to any other employees' share plan previously adopted by Corp. This number of shares will be increased, with a corresponding reduction in the number of Corp Shares available to be committed under the Management Plan, if any employee who would otherwise have been expected to participate in the Management Plan participates in the Employee Plan rather than the Management Plan because it is beneficial (for tax or similar reasons) for them to do so. This 5 per cent. limit will only be available for use on the following basis:(i) 3 per cent. in the first 12 months following Listing of the New Shares; (ii) 1 per cent. in the second 12 months following Listing of the New Shares; and (iii) 1 per cent. in the third 12 months following Listing of the New Shares. Any unused part of this limit may be utilised in subsequent years during the life of the Employee Plan. Corp Shares over which options have lapsed or been surrendered will not be included in calculating this limit.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

Exercise of Options

Options granted under the Employee Plan will only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets for the first grant of options are set out below. For subsequent grants, the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.

Performance targets

                                                           Percentage of shares subject
Tranche   Condition                                      to option that vest (per cent.)
-------   ----------------------------------------   ----------------------------------------
1.        Repayment of 30 per cent. of the New                          10
          Junior Notes within 24 months after the
          Plans Start Date. No vesting before 12
          months after the Plans Start Date.
2.        Repayment of 50 per cent. of the New                          10
          Junior Notes within 27 months after the
          Plans Start Date. No vesting before 15
          months after the Plans Start Date.
3.        Repayment of 100 per cent. of the New                         20
          Junior Notes within 30 months after the
          Plans Start Date. No vesting before 18
          months after the Plans Start Date.
4.        Corp achieving a market capitalisation                        30
          of L1 billion and repayment of 100 per
          cent. of the New Junior Notes within 39
          months after the Plans Start Date. No
          vesting before 27 months after the Plans
          Start Date.
5.        Corp achieving a market capitalisation       (within 51 months of the Plans Start
          of L1.5 billion and repayment of 100 per                    Date)
          cent. of the New Junior Notes within 63                       30
          months after the Plans Start Date. No
          vesting before 39 months after the Plans   (between 51 months and 63 months of the
          Start Date.                                           Plans Start Date)
                                                                        20

If any performance target is not satisfied within the stated period the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

If the New Junior Notes are refinanced (rather than repaid), the conditions set out above will apply to the aggregate debt, representing what were the New Junior Notes, following the refinancing.

In relation to tranches 4 and 5, the market capitalisation of Corp will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Corp's Shares are listed and the number of Corp Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Corp Shares in issue on the Plans Start Date exceeds the relevant target market capitalisation the applicable condition will have been satisfied.

Taxation

The exercise of an Unapproved Option may be made conditional upon a participant agreeing to comply with any arrangements specified by Corp for the payment of taxation, social security contributions or any other deductions at source (including, as is likely to be the case, in respect of at least part of the relevant employing company's

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

secondary class 1 National Insurance contributions liability arising on exercise) required or permitted in respect of an option.

Termination of employment

If a participant ceases employment with a member of the Corp Group voluntarily or he is dismissed for cause, his unvested options will lapse on the date of cessation.

However, where a participant ceases employment with the Corp Group due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of employment (or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date notice would have expired) and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of 6 months (12 months in the case of death). The remuneration committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

Lapse of options

Options will lapse in any event on the tenth anniversary of their grant and will lapse after a takeover or reconstruction when the specified time periods for exercise have passed as described below. Options will also lapse on the cessation of employment of a participant as described above. Options will also lapse to the extent that they cease to be capable of becoming exercisable due to the failure to satisfy any of the performance targets within the specified time periods.

Rights attaching to Corp Shares on the exercise of options

Corp Shares allotted under the Employee Plan will carry the same rights as all other issued Corp Shares. Application will be made for the Corp Shares to be admitted to trading on the London Stock Exchange. Participants will not qualify for any rights attaching to Corp Shares where the record date is before the date on which the option is exercised.

Takeover, reconstruction or winding-up

If any person obtains control of Corp as a result of making an offer to acquire the whole of the issued share capital of Corp (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Employee Plan will become exercisable to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion of the remainder of any Corp Shares which are the subject of outstanding options will vest and become exercisable according to the following formula:

                                                          market capitalisation on change of
                                                        control (as evidenced by the value of
                                                        the consideration paid by the acquirer
                                                        and the number of Corp Shares in issue
remainder of Corp Shares the subject of                 immediately following the Plans Start
           outstanding options                 x                        Date)
                                                       ----------------------------------------
                                                                     L1.5 billion

The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the L1.5 billion figure will be reduced by L25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

Participants will have six months within which to exercise their options to the extent exercisable, following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

--------------------------------------------------------------------------------

determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Corp Shares under sections 428 to 430F of the Act, a Participant may exercise his options to the extent exercisable as referred to above during the period when that person remains so bound or entitled; thereafter, they will lapse.

Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

If there is a reconstruction of Corp, the effect of which is that a person obtains control of Corp, other than as a result of making an offer for its issued share capital, the provisions relating to a change of control following an offer (summarised above) shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company of Corp where such holding company has substantially the same shareholders and proportionate shareholdings as those of Corp immediately before the scheme of arrangement. On the occurrence of such a reconstruction, the remuneration committee will use its best endeavours to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement. If there is any other reconstruction of Corp or Corp is wound-up, options will lapse on the reconstruction or winding-up taking effect.

Adjustments of options

If there is a variation in the share capital of Corp, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or the implementation by Corp of a demerger or payment of a super-dividend which would materially affect the value of options under the Employee Plan, the remuneration committee may (subject to the auditors' approval and, in the case of Approved Options, to the approval of the Inland Revenue) make the adjustments it considers appropriate to the number of Corp Shares under option and the exercise price.

Amending the Employee Plan

The rules of the Employee Plan can be amended at any time by the Board, provided that no amendment to the Employee Plan can be made without the prior approval of Corp in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Corp Shares available for issue under the Employee Plan, the basis for determining a participant's entitlement to Corp Shares and any adjustment in the event of a variation in the share capital of Corp. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to outstanding options. For these purposes, the interests of the holders of Approved Options and Unapproved Options are separate.

Participants in the United States

For participants in the United States, the Employee Plan will be structured as a qualifying incentive stock option plan and a non-qualifying stock option plan over Corp Shares or ADRs. Options will be granted on the same terms and will be subject to the same performance conditions as described above, save any changes necessary to take account of the relevant United States legislation.

General

Additional schedules to the rules of the Employee Plan can be established to operate the Employee Plan in overseas countries. These schedules can vary the rules of the Employee Plan to take account of any securities, exchange control, or taxation laws or regulations for any participants or any company in the Group. Any Corp Shares issued under such schedules will count towards overall limits under the Employee Plan.

Participation in the Employee Plan is not pensionable. Options granted under it are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

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No options can be granted under the Employee Plan more than five years after the Plans Start Date.

Provisions relating to Approved Options

Approved Options are those options granted under the Employee Plan which satisfy the requirements of Schedule 9 to ICTA 1988 (or any replacement legislation). The main differences between Approved Options and Unapproved Options are that:

      (a) No Approved Option can be granted to a participant who is ineligible to participate in the Employee Plan by virtue of paragraph 8 of
            Schedule 9 (material interest in a close company) ICTA 1988 (or any replacement legislation).

      (b) An employee cannot be granted an Approved Option which would, at the time it is granted, enable the employee to acquire Corp shares under option schemes approved under Schedule 9 ICTA 1988 (or any replacement legislation) (which are not savings-related) having a value (calculated on the relevant date of grant) exceeding the Inland Revenue limit (currently L30,000).

      (c) Any amendment to the rules of the approved part of the Employee Plan requires the prior approval of the Inland Revenue.

      (d) There are circumstances (principally where a participant's employment ceases in compassionate circumstances) when the remuneration committee can extend the period in which Approved Options may be exercised in order that the Participant may qualify for tax relief on exercise of the Approved Option.

Application will be made to the Inland Revenue for approval of that part of the Employee Plan under which Approved Options may be granted.

Proposed Sharesave Plan

Subject to obtaining the prior approval of Corp's shareholders, Corp intends to establish a sharesave plan (or a similar plan, taking into account any changes in market practice and the relevant legislation) at a later date. Such a plan will be varied for overseas participants to take account of local legislation. In the United States, the plan will be an approved stock purchase plan (or a similar plan, taking into account any changes in market practice and the relevant US legislation).

The Trust

The Trust will be established by a trust deed entered into between Corp and an independent trustee resident in Jersey. The Trust will be a discretionary trust for the benefit of employees and former employees (and their dependants) of the Corp Group (the "Beneficiaries"). Corp has the power to appoint and remove the Trustee.

The Trustee will be entitled to subscribe for or otherwise acquire Corp Shares for the benefit of Beneficiaries and will be able to distribute these Corp Shares under the terms of the Trust either directly or in accordance with the rules of any employees' share schemes established by Corp. The Trustee will not be permitted to enter into any forward swap derivative arrangements.

It is intended that the Trust may be funded by any person or company including Corp or any company in the Corp Group by means of gift, loan or otherwise.

The limit on the number of Corp Shares which can be acquired by the Trustee (whether by market purchase or subscription) will be that set out in the rules of the relevant share incentive plan.

It is intended that the terms of the Trust will be amended at the discretion of the Trustee and with the consent of Corp. Corp will not be entitled to consent to any amendment to the advantage of Beneficiaries without the prior approval of Corp in general meeting unless the amendment is minor to benefit the administration of the Trust, to take account of any changes in legislation or to obtain or to maintain favourable taxation, exchange control or regulatory treatment for any Beneficiary of Corp or any company in the Corp Group.

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ABI GUIDELINES

The extent to which the Plans comply with the ABI's published guidelines for share incentive plans (the "Guidelines") is summarised below.

Overview:

The Plans are not totally compliant with the Guidelines.

The design of the Management Plan, which is the least compliant (while being the most important from Corp's perspective), has been driven by the importance of ensuring that the senior management team remains in place and is suitably incentivised. It is also designed to compensate for and replace existing bonus arrangements and amendments to individuals' terms of employment (as previously described above). The Scheme Creditors will also in effect, be asked to approve the arrangements as part of approving the Corp Scheme.

The Principal Guidelines focus on:

a.     Performance conditions

The ABI requires that performance conditions should emphasise the importance of linking remuneration to performance, align the interests of participating directors and senior executives with those of the shareholders, be demanding and stretching and relate to overall corporate performance. Performance conditions should also be demanding in the context of the prospects of the company and the prevailing economic climate in which the company operates. They should also be disclosed and transparent.

The Guidelines also require that the greater the level of potential award, the more stretching and demanding the performance conditions should be.

Corp believes that the proposed performance conditions for the discretionary plans are compliant with these requirements. The performance conditions chosen are demanding and are clearly linked to the achievement of enhanced shareholder value.

The Guidelines also state that performance should be measured against a peer group or benchmark. Given the nature of the targets and the position of Corp, this is not practicable.

b.     Change of control provisions

The Guidelines state that there should be no automatic waiver of performance conditions on a change of control. They also state that options should vest on a pro-rata basis taking into account the vesting period that elapsed at the time of the change of control though making due allowance for the reduction in value resulting from the reduced life of the option.

Tranches of options will only vest if the financial performance conditions applicable to them have been satisfied. The level of additional vesting is dependent upon Corp's market capitalisation on change of control, as summarised above. In essence, therefore, Corp believes the Plans are compliant.

c.     Dilution limits

The Guidelines provide that not more than 10 per cent. of the issued ordinary share capital of a company can be committed to be issued to satisfy share options/awards under all of its share plans in any rolling 10 year period.

It is currently proposed that the number of unissued shares that may be committed to be issued in the 5 years following the Plans Start Date will be 9 per cent. of the issued share capital of Corp under the Management Plan and 5 per cent. under the Employee Plan.

The Guidelines also encourage phased grants (generally on an annual basis to spread the dilution over the life of the plan). No requirement for phased granting is included in the Plans. The adoption of the Management Plan to incentivise management in these circumstances is very much regarded as a one-off arrangement.

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d.     Participation

Participation in the Plans is limited to bona fide employees and executive directors. This is compliant with the Guidelines. However, there are no limits on individual participation. Corp considers this to be justifiable as option grants must be of a level to retain and motivate participants who are being asked in some cases, to waive existing entitlements to a bonus and amend the terms of their contracts of employments, as stated above.

Participants who are granted an option under the Management Plan cannot participate in the Employee Plan.

e.     Exercise price

The Guidelines state that options should not be granted at a discount. Under the Management Plan, only a nominal sum will be payable on the exercise of options. The Employee Plan will be compliant. As stated above, the Management Plan has been designed to ensure that senior management remains in place and suitably incentivised. In order to achieve this, the necessary levels of potential gain make it more efficient to grant options with an exercise price set at a discount rather than at the prevailing market value (on the day the options are granted) as fewer Corp Shares are required.

f.      Timing of grant

The Plans are compliant with the Guidelines -- following Listing of the New Shares, grants can only normally be made within the 42 day period following the announcement of Corp's results.

g.     Life of Plans and incentive awards

The Guidelines state that the life of plans should not exceed 10 years and that options should not be exercisable within 3 years of grant. The Plans have a five year life. Under the terms of the Management Plan and the Employee Plan, options may be exercised in part after 12, 15, 18, 27 and 39 months following the Plans Start Date.

In accordance with the Guidelines, no option can be exercised more than 10 years following its grant.

h.     Retirement

The Guidelines require that options should not be granted to a participant within 6 months of his/her anticipated retirement date. The Management/Employee Plans will provide that options cannot be granted to a participant within 2 years of his/her anticipated retirement date.

Where options are granted to a participant within 3 years of his/her anticipated retirement date, the remuneration committee will have regard to the executive's ability to contribute to the satisfaction of the performance conditions, in accordance with the Guidelines.

i.      Personal shareholding requirements

The Guidelines require that the rules of incentive plans should incorporate the requirement to retain a significant proportion of the shares to which participants become entitled. The Guidelines state that this is particularly important in the case of awards where performance conditions apply principally at the point of grant of an option. Given the nature of the performance conditions which apply to the initial grants of options under the Management Plan and the Employee Plan and the fact that they must be satisfied prior to exercise, rather than grant, a personal shareholding requirement is not considered necessary.

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j.      Non-Executive Directors

As described in Part E.1, in accordance with the Guidelines, the Non-Executive Directors (other than the Chairman) will acquire Corp Shares out of their net fees at a price equal to the prevailing market value on the date of acquisition.

D.11  PENSIONS

Claims under this section are excluded from the Corp Scheme and, to the extent that claims are preferential or otherwise incapable of being schemed, from the plc Scheme. Please refer to Appendix 9 for fuller details of the exclusions.

UNITED KINGDOM PENSION SCHEMES

Description of the main scheme

The GEC 1972 Pension Plan (the "UK Plan") is the principal tax-exempt approved occupational pension scheme in the United Kingdom in respect of which Corp Group or any of its group companies has any liabilities (and the only one in respect of which Corp has any liabilities). Employee contributions are 3 per cent. of pensionable earnings with employers paying the balance of the cost. The UK Plan's principal employer is Corp but Group companies participate and are responsible for their own contributions. The executive directors of Corp and plc are members (or entitled to be members of) of the UK Plan. There are other UK pension arrangements and these are described below.

Corp and the other group companies and the UK Plan trustee have complied with their legal obligations in respect of the UK Plan and the unapproved pension arrangements Corp is not aware of any current or threatened material claim against it, any member of the Group or the trustees in respect of the UK Plan or in relation to any benefits provided on retirement, death or termination of service.

Funding of the UK Plan

The scheme actuary has carried out the statutory, triennial Minimum Funding Requirement ("MFR") valuation (as at 5 April 2002) and on 6 February 2003 signed his report. The report states that the UK Plan was (as at the valuation date) between 115 and 120 per cent. funded on an MFR basis. This means that no statutory minimum company contributions are currently required to be paid.

On the UK Plan's own ongoing funding basis, the report states that the UK Plan is 100 per cent. funded as at 5 April 2002. Please note that the funding level may have changed since 5 April 2002, particularly having regard to falls in equity markets and the UK Plan could currently be underfunded on an ongoing basis.

Corp makes contributions at the rate of 8.2 per cent. of pensionable earnings (having started in November 2002). The contribution rate is expected to remain at 8.2 per cent. of pensionable earnings. The employee contribution rate will remain at 3 per cent. of pensionable earnings.

The report states that if the UK Plan had been discontinued at the date of the valuation in April 2002 and wound up, there would have been insufficient assets (by a considerable margin) to provide accrued benefits by the purchase of annuity policies. Nevertheless, the valuation did not indicate that a statutory debt under section 75 of the Pensions Act 1995 would be placed on Corp if the UK Plan were wound up and the debt calculation performed as at that date. This position could alter if the debt calculation is carried out as at a later date, as a consequence of a number of factors, including a change in the Statement of Investment Principles of the UK Plan, the investment performance of its assets, the estimated cost of annuities and the level of retirements within the UK Plan. No winding up has so far been triggered in relation to the UK Plan. If a winding up of the UK Plan were to be triggered in the future, the UK Plan trustee would be able to determine the date on which any statutory debt would be calculated by the actuary to the UK Plan. The amount of any debt depends on a number of factors, including the investment strategy which has been adopted by the trustee in the UK Plan's statement of investment principles and the value of the assets and liabilities of the UK Plan at the date of the calculation. If a section 75 debt were to arise, the size of the debt (relative to Corp's assets) could have a materially detrimental effect on Corp's resources. The materiality of the detrimental effect on Corp's reserves is shown by the fact that the

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actuarial valuation stated that (as at 5 April 2002) the UK Plan has assets of approximately L2.495 billion and liabilities (calculated on an ongoing basis) of approximately L2.494 billion. On the winding up of a pension plan, the applicable statute values the benefits of the members by reference to a stricter test than the MFR valuation (for example, pensioner liabilities are valued on a buy-out basis) and the sponsoring employer is liable to make good any deficit. There is no guarantee that the value of the UK Plan's assets will not deteriorate nor that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded, in addition to current statutory obligations. The UK Government presented a Green Paper on pension reform on 17 December 2002 which could lead to further legislation on, amongst other issues, the obligations on employers to make good pension scheme deficits, principally by replacing the MFR with a scheme-specific minimum funding level.

See below for the impact on funding if a lower than expected transfer amount is paid under an existing sale agreement. See also Part F.2: Risk Factors.

UNAPPROVED UK PENSION PLANS

The only other UK retirement and death benefit arrangements in respect of which Corp has any liability in the UK are the following unapproved pension arrangements.

a.     Funded unapproved retirement benefit schemes for current employees
       ("FURBS")

      There are thirteen FURBS for each of thirteen current senior employees. FURBS are top-up pension plans funded in advance in respect of employees who are subject to the earnings cap. The earnings cap is a figure set by the Inland Revenue as the point at which tax relief on contributions ceases and above which benefits from the UK Plan cannot be provided (L97,200 for the 2002/2003 tax year).

      Ten of the thirteen FURBS are defined contribution arrangements, where the employer pays (depending on the employee/director) an amount equivalent to between 10 and 35 per cent. of earnings in respect of the employee's FURBS. Because an employer's contribution to a FURBS qualifies as a taxable benefit, the employer in fact pays 60 per cent. of its contribution described above to the FURBS and the balance of its contribution to the employee, to cover the extra tax burden. All contributions are up to date.

      The remaining three FURBS are defined benefit arrangements and they each have intended accrual rates of 3.33 per cent. depending on the value of retained benefits. Mr Donovan's defined benefit FURBS is described in Part E.1.

      All employees who have a FURBS also have additional life cover that is provided through an unapproved life assurance scheme, for which the employer pays the premium.

b.     Unfunded unapproved pensions ("UURBS")

      Corp is currently liable to pay a total annual pension contribution of currently L171,197 to Lady Weinstock under an UURBS established for the late Lord Weinstock. This pension is to increase annually in line with increases to pensions in payment under the UK Plan.

      Corp was the original promisor of an unfunded top-up pension in 1998 in favour of Anthony Cobbe. Mr Cobbe was promised a pension at age 62 of two-thirds his final pensionable salary, funded from the UK Plan, the GEC-USA Retirement Plan and by Corp itself. The pension is currently in payment but the unfunded element is in fact paid by Marconi Communications Limited, his actual former employer but no formal agreement documenting this arrangement has been made.

PENSION INDEMNITIES

In sales of subsidiary companies and businesses in recent years, Corp has on some occasions given an indemnity for employer debts which could arise under section 75 of the Pensions Act 1995. If there were an MFR deficit at the point at which the subsidiary or buyer of assets ceased to participate in the UK Plan, section 75 would oblige the subsidiary or buyer to contribute to remedying the deficit. The section 75 indemnity has been given on very

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few occasions and there is no indication that the funding of the UK Plan was below MFR levels at the relevant dates. Accordingly Corp believes that the indemnity is unlikely to be called upon.

Following the sale of General Domestic Appliances Holdings Limited in 2001, the trustee of the UK Plan is to make a payment to the buyer's pension plan in respect of the accrued benefits of the employees who transfer to the buyer. Although a basis for calculation of the transfer amount was agreed in the sale agreement for the sale of GDA, the trustee of the UK Plan is not bound by this. Corp is responsible for 50 per cent. of any shortfall between the transfer amount agreed in the sale agreement and the amount actually paid by the trustee. Anticipating a shortfall at the time of the sale, an allowance of L3.255 million was made in the sale price. The information received by Corp to date is that the plan actuary intends to advise the trustee to calculate the transfer amount on the agreed basis, which could (apart from the allowance in the sale price) result in a liability to Corp under the shortfall obligation of approximately L1.47 million. Allowing for the price adjustment, Corp would on these figures be entitled to L1.785 million from the buyer. If the trustee does not follow the advice of the actuary or if the actuary changes his advice, Corp expects its maximum liability under the shortfall obligation to be approximately L14.665 million (or L12.88 million if the net over-allowance by Corp is taken into account). The actuary is not bound by his representations and a final determination of the transfer amount is not likely until April or May, 2003. There can be no assurance that the trustee will not decide to follow a basis which results in greater liability for Corp than Corp currently expects, which could have a material adverse effect on the Group. Indeed, if the trustee refuses or fails to transfer the whole or any part of the agreed amount, Corp will be liable for 50 per cent. of the shortfall (less the buyer's prevailing rate of corporation tax), which could produce a significantly larger liability. If Corp is required to make a net payment of approximately L14.665 million (or L12.88 million if the net over-allowance by Corp is taken into account), the funding position of the UK Plan would improve considerably. This would be because the UK Plan had distributed a smaller than anticipated amount to the buyer's pension plan.

UNITED STATES PENSION PLANS

Description of the main US plan

The principal pension plan in the United States is the Marconi USA Employees' Retirement Plan, which is a tax-qualified, funded defined benefit plan.

The following additional plans are also maintained in the US:

      a. the RELTEC Corporation Retirement Plan, which is a tax-qualified, funded defined benefit plan (the "RELTEC PLAN"). The benefit accruals of participants in the RELTEC Plan were frozen, effective as of 31 December 1997; and

      b. the RELTEC Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded, non-tax-qualified plan for a select group of management or highly compensated employees. There are approximately seven participants covered by the SERP as of 1 April 2002. The SERP was also frozen as of 31 December 1997. No benefits have accrued under the SERP since that date.

Corp is not a sponsoring employer of the Marconi Plan or the RELTEC Plan but, because Corp and plc are part of the plan sponsor's "controlled group" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "CODE"), Corp and plc would each be jointly and severally liable under ERISA for any funding shortfall on termination of either plan (together with the US subsidiaries which are participating employers and other substantially owned US and non-US subsidiaries). The sponsor of the Marconi Plan and the RELTEC Plan is a US company, as are each of the participating employers. There is no formal or informal plan or commitment at this time to terminate either the Marconi Plan or the RELTEC Plan.

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Funded status of the US plans

Corp and plc estimate as at 30 September 2002:

      a. on an ongoing basis and from an accounting perspective under US Financial Accounting Standard Statement 132, the Marconi Plan had assets with a value of US$164,915,249 and was underfunded by US$18,378,172; and

      b. on an ongoing basis and from an accounting perspective under US Financial Accounting Standard Statement 132, the RELTEC Plan had assets with a value of US$47,345,086 and was underfunded by US$15,812,831.

This estimate is based on valuations prepared for the relevant plans as at 31 December 2001, adjusted for turnover in the first quarter of 2002 and a change in the discount rate from 7 1/4 per cent. to 6 1/2 per cent. and rolled forward to 30 September 2002. An actuarial report for the plans' status, as at 31 December 2002, is not expected to be completed for several months.

Potential consequences of the underfunding of the US plans on Corp and plc

If a sale of any of the US businesses which sponsor or participate in either of the defined benefit pension plans (or any subsidiary or division of those businesses) occurs, the portion of the assets and liabilities under any such plan pertaining to the employees (and, perhaps, retirees) of the entities being sold could either be transferred to the buyer's defined benefit plan or retained in the Marconi Plan or the RELTEC Plan, as applicable. If, at the time that assets and liabilities are to be transferred from the Marconi Plan or the RELTEC Plan, either of such plans were underfunded, the assets and liabilities transferred might have to be determined based on assumptions prescribed by the United States Pension Benefit Guaranty Corporation ("PBGC"). The PBGC is a US government agency established under ERISA to assure the payment of certain guaranteed levels of benefits under most defined benefit plans. When liabilities are determined on the basis of the fairly conservative PBGC assumptions they generally result in a greater liability than the liability as determined under applicable accounting standards for an ongoing plan or an amount an insurance company would charge to assume the liability.

The PBGC has an early warning programme under which it scrutinises the financial soundness of the parties to a corporate transaction and the funding status of the relevant tax-qualified defined benefit pension plans. The PBGC has the authority under ERISA to terminate an underfunded plan, thereby triggering the required payment by the plan sponsor of any funding shortfall, if the PBGC determines that the proposed transaction could reasonably be expected to increase unreasonably its risk of possible long-term loss if the plan is not terminated. If a sale of a US business were to occur at a time when the Marconi Plan or the RELTEC Plan is underfunded, PBGC involvement is possible, depending upon the circumstances then surrounding such potential sale. If the PBGC were to elect to become involved, such involvement could impede or delay any such proposed transaction, increase its cost or reduce the net sale proceeds depending upon what, if any, action might be required by the PBGC. The PBGC would also have the power to bring an action to terminate the Marconi Plan or the RELTEC Plan if, at any time, the participating employers were unable to contribute the annual amount required to satisfy minimum funding obligations under US law, the plans were unable to pay benefits when due, or certain so-called reportable events were to occur, and, in each case, the PBGC were to determine that its risk of possible long-term loss could reasonably be expected to increase unreasonably.

The filing of this document with the Court constituted a reportable event and Corp and plc have notified the PBGC accordingly. In order to substantially reduce the uncertainty of the potential involvement of the PBGC, Corp and plc have entered into a legally binding memorandum of understanding with the PBGC under which the PBGC has agreed not to terminate the Marconi Plan or the RELTEC Plan solely as a result of the Restructuring nor make a claim under the plc Scheme, in exchange for which Corp has agreed to provide (i) certain guarantees to the PBGC relating to potential liabilities of its United States subsidiaries under the two plans, (ii) if Corp intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the Marconi Plan or the RELTEC Plan to a pension plan of the third-party purchaser will be made without the consent of the PBGC, (iii) a commitment to fund, from the proceeds of sale, any shortfall in the

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Marconi Plan or RELTEC Plan, as applicable, which is attributable to any United States business unit being sold, with the amount to be funded based on then applicable PBGC safe harbour assumptions used for plan termination purposes, and
(iv) accelerated funding of contributions beyond the minimum otherwise legally required. See Appendix 19 for a more detailed discussion of the memorandum of understanding with the PBGC.

D.12  LISTING AND DEALING

Application has been made to the UKLA for the New Shares, the New Notes and the Warrants to be admitted to the Official List of the UKLA and to the London Stock Exchange for the New Shares, the New Notes and the Warrants to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Listing will become effective and dealings in the New Shares, the New Notes and the Warrants will commence at 8.00 a.m. (London time) on the Effective Date which is currently expected to be 19 May 2003, but the Corp Scheme is not conditional on Listing becoming effective and the New Shares, the New Notes and the Warrants may therefore be issued as unlisted securities. Corp will use its reasonable endeavours to effect the Listing of the New Shares, the New Notes and the Warrants as soon as possible on or after the Effective Date of the Corp Scheme.

A document comprising a prospectus relating to Corp has been prepared in accordance with the Listing Rules made under section 74 of the FSMA and a copy of it will be delivered for registration to the Registrar of Companies in England and Wales pursuant to section 83 of the FSMA.

Corp will apply to list the ADRs in respect of its shares on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003.

Please see Part F.2 of this Section: Risk factors for a discussion of certain risks relating to delay and potential delay in the listing of the New Shares, New Notes, Warrants and ADRs.

D.13  REPORTING REQUIREMENTS AND ENTITLEMENT TO INFORMATION

Corp files reports and other information with the SEC under the US Securities Exchange Act of 1934, as amended. Reports and other information filed with, or submitted to, the SEC by Corp can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports and other information are also available to the public through the internet in the EDGAR database on the SEC's Web site at http://www.sec.gov.

Pursuant to the terms of the indentures governing the New Notes, following the Restructuring Corp will begin to file annual, quarterly and periodic reports with the SEC on Form 10-K, Form 10-Q and Form 8-K, respectively, as if it were a US domestic issuer, subject to certain specified exceptions (as more particularly described in Appendix 8, under the caption "SEC Reports; Other Information"). (Corp will remain a foreign private issuer and as such will not be subject to and (except as described herein) does not intend to comply with US proxy rules or any other provision of the US securities laws from which foreign private issuers are exempted.) The first such filing will be a Form 10-Q quarterly report in respect of the quarter ending 30 September 2003. Prior to that time, Corp will file an annual report on Form 20-F for the year ending 31 March 2003 within 90 days of the financial year end, and will submit a quarterly report in respect of the quarter ending 30 June 2003 under cover of Form 6-K within 60 days of the quarter end, in each case including financial statements in accordance with or reconciled to US GAAP and non-financial statement disclosures otherwise as required by Form 10-K or Form 10-Q, as the case may be, subject to certain specified exceptions (as more particularly described in Appendix 8, under the caption "SEC Reports; Other Information"). All of the above reports (regardless of the forms under which they are filed or submitted) will also include the certifications required with respect to filings by US domestic issuers on Form 10-K and Form 10-Q pursuant to the Sarbanes-Oxley Act of 2002 and SEC rules adopted thereunder. In addition, Corp will hold quarterly investor conference calls following the release of such reports.

The specific reporting requirements described above will cease to apply once the New Notes are no longer outstanding. At any time thereafter, subject to the requirements of applicable law and regulation, Corp will be

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free to discontinue filing SEC reports on the forms used by US domestic issuers, as well as the other reporting practices described in the previous paragraph.

D.14  MEMORANDUM AND ARTICLES

A summary of certain provisions of the Memorandum of Corp which has been amended, and the Articles of Corp which have been adopted, in each case conditionally on the allotment of the New Shares pursuant to the Corp Scheme, is in Appendix 14.

D.15  AMERICAN DEPOSITARY RECEIPTS

GENERAL

Corp will establish an ADR programme in respect of the New Shares. Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the New Shares deliverable pursuant to the Schemes delivered in the form of ADRs. Any person who elects to receive New Shares in the form of ADRs also will receive all future distributions of New Shares to which such person may be entitled pursuant to the Schemes in the form of ADRs. As described below no depositary fees will be payable at any time in connection with the initial issuance of ADRs pursuant to the Schemes and any UK stamp duty or SDRT payable in this respect will be met by Corp.

ADRs will be issued pursuant to the Schemes in reliance on the exemption from Securities Act registration provided by Section 3(a)(10) thereof (or, in the case of plc Shareholders, in transactions not subject to such registration). Following their initial issuance, such ADRs may be sold in ordinary secondary market transactions without restriction under the Securities Act (subject to the restrictions applicable to "affiliates" described in Part D.16 of this Section). In addition, a registration statement on Form F-6 will be filed with the SEC in relation to the ADRs. It is currently expected that this registration statement will be effective prior to the Effective Date of the Corp Scheme. Once this registration statement is effective, outstanding Corp Shares may be deposited into the ADR programme in exchange for ADRs. Such ADRs may then be sold in ordinary secondary market transactions without restriction under the Securities Act.

Corp will apply to list the ADRs on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003. Persons who are considering making an election to receive New Shares in the form of ADRs should note that, unless and until the NASDAQ listing becomes effective, development of a liquid trading market for the ADRs will be inhibited, which is likely to have a material adverse effect on their value.

A summary of the material terms of the ADRs is set out in Appendix 16.

RESPONSIBILITY FOR FEES AND TAXES IN CONNECTION WITH ADRS

Persons electing to receive ADRs pursuant to the Schemes

Scheme Creditors and Designated Recipients who receive New Shares in the form of ADRs pursuant to the Schemes at any time will not be responsible for any fees or expenses of The Bank of New York, as ADR depositary, or any UK stamp duty or SDRT, in respect of the initial issuance of such ADRs. The Bank of New York has agreed to waive its fees and expenses in this connection, and any such UK stamp duty or SDRT will be met by Corp.

Such persons will, however, be responsible for any other taxes or charges arising in connection with such initial issuance of ADRs, as well as any fees, expenses, taxes or charges arising in connection with any subsequent transaction involving ADRs (except to the extent described below under "General fee holiday").

Persons electing to receive New Shares pursuant to the Schemes

Subject to compliance with the procedures referred to below, Scheme Creditors and Designated Recipients who receive New Shares pursuant to the Schemes will not be responsible for any fees or expenses of The Bank of

                           I.  EXPLANATORY STATEMENT
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New York in respect of the initial issuance of ADRs upon deposit of those New Shares (or an equivalent number of Corp Shares) in exchange for ADRs, if such deposit is effected prior to the earlier of (x) the date falling two months after the effectiveness of the NASDAQ listing of the ADRs and (y) 30 September 2003. The Bank of New York has agreed to waive its fees and expenses in this connection.

In addition, subject to compliance with the procedures referred to below, Scheme Creditors and Designated Recipients who receive New Shares pursuant to the Schemes will not be responsible for any UK stamp duty or SDRT arising in connection with the initial issuance of ADRs upon deposit of those New Shares (or an equivalent number of Corp Shares) in exchange for ADRs, if such deposit is effected prior to the date falling two months after the effectiveness of the NASDAQ listing of the ADRs. Any such UK stamp duty or SDRT will be met by Corp.

To qualify for the treatment described above, Scheme Creditors and Designated Recipients must comply with certain procedures, including providing such certifications or other evidence as Corp and The Bank of New York may reasonably require in order to permit verification of the number of New Shares obtained by the depositor pursuant to the Schemes. For information with respect to the relevant procedures, Scheme Creditors and Designated Recipients should contact The Bank of New York's office in London on (attention Mr Peter Ridgwell), telephone +44 207 964 6168, facsimile +44 207 964 6043.

Except insofar as these arrangements apply, Scheme Creditors and Designated Recipients will be responsible for all taxes or charges arising in connection with the initial issuance of ADRs as described above, as well as any fees, expenses, taxes or charges arising in connection with any subsequent issuance of or other transaction involving ADRs (except to the extent described below under "General fee holiday").

GENERAL FEE HOLIDAY

The Bank of New York has agreed to waive any payment in respect of its fees and expenses that would otherwise be required under the Deposit Agreement in connection with any deposit of Corp Shares in exchange for ADRs that is effected prior to the date falling two months after the Effective Date of the Corp Scheme. This "fee holiday" will be implemented without regard to the special arrangements for Scheme Creditors and Designated Recipients described above. Persons depositing Corp Shares during this period (other than Scheme Creditors and Designated Recipients, to the extent described above) will, however, be responsible for any taxes or other charges (including UK stamp duty or SDRT) arising in connection with the issuance of ADRs.

D.16  US SECURITIES LAW CONSIDERATIONS

CONSIDERATIONS FOR SCHEME CREDITORS AND BONDHOLDERS

US federal securities laws

The New Shares, ADRs and New Notes issued to Scheme Creditors and Bondholders pursuant to the Schemes will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) thereof, and will not be registered under the securities laws of any state of the US in reliance on exemptions provided under the securities laws of each state of the US in which Scheme Creditors and Bondholders are located. The issue of New Shares, ADRs and New Notes to Scheme Creditors and Bondholders located in the states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont will, however, be subject to the limitations described in "US state securities laws" below.

Any Scheme Creditor or Bondholder that is not an affiliate, for purposes of the Securities Act, of Corp or plc prior to the implementation of the Schemes and is not an affiliate of Corp following implementation of the Schemes may sell New Shares, ADRs and New Notes received pursuant to the Schemes in ordinary secondary market transactions without restriction under the Securities Act.

Any Scheme Creditor or Bondholder that is an affiliate of Corp or plc prior to the implementation of the Schemes and/or is or becomes an affiliate of Corp following implementation of the Schemes will be subject to restrictions on the sale of New Shares, ADRs and New Notes received pursuant to the Schemes pursuant to Rule 145(d) under the Securities Act.

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For purposes of the Securities Act, an "affiliate" of any person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Scheme Creditors and Bondholders that believe they are or may be "affiliates" of Corp or plc for purposes of the Securities Act should consult their own legal advisers prior to any sale of New Shares, ADRs or New Notes received pursuant to the Schemes.

US state securities laws

Corp and plc have formed the view, based on the advice of US state securities law counsel, that the distributions of New Shares, ADRs and New Notes to Scheme Creditors and Bondholders in the United States would be prohibited except after compliance with unduly onerous conditions unless made pursuant to available exemptions from state securities registration requirements under applicable state law. Other than in the states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont, exemptions are available without regard to the identity or status of the persons to whom securities are issuable under the Schemes.

In these seven states the scope of the available exemptions will not permit New Shares, ADRs and New Notes to be issued through the Schemes under all circumstances. Accordingly Scheme Creditors and Bondholders in Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont will be eligible to receive New Shares, ADRs and New Notes pursuant to the Schemes only if they fall into one of the categories of persons described below, such that an applicable state-law exemption will be available. Bondholders in Colorado, Connecticut, Illinois and Vermont should note that they will be eligible to receive securities pursuant to the Corp Scheme under state-law exemptions applicable to transactions by an issuer with its existing security holders.

The Claim Form will require each person who completes it (other than the Trustees), and the Account Holder Letter will require Account Holders, to confirm certain facts in connection with the US state securities law restrictions referred to above. To the extent that any person located in one of these states is not eligible to receive securities pursuant to the Schemes by virtue of these securities law restrictions, such person will receive cash instead. These matters are discussed in further detail in Part C.9 of this Section.

SCHEME CREDITORS AND BONDHOLDERS IN ARIZONA, CALIFORNIA, COLORADO, CONNECTICUT, ILLINOIS, OHIO AND VERMONT SHOULD CAREFULLY CONSIDER THE ELIGIBILITY CRITERIA DESCRIBED BELOW, THE PROVISIONS OF THE SCHEMES WITH RESPECT TO LEGAL AND REGULATORY RESTRICTIONS GENERALLY AND THE CONTENTS OF THE CONFIRMATIONS TO BE INCLUDED IN THE CLAIM FORM AND ACCOUNT HOLDER LETTER AS DESCRIBED IN PART C.9 OF THIS SECTION. ANY SUCH PERSONS WHO ARE IN DOUBT AS TO HOW THESE RESTRICTIONS MAY AFFECT THEM ARE STRONGLY ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS.

For these purposes, a Scheme Creditor or Bondholder will be deemed to be located in a state if such Scheme Creditor or Bondholder (or, in the case of a legal entity, the person acting on behalf of such Scheme Creditor or Bondholder) is physically present within that state at the time that (i) such person receives the Scheme Document, or any portion thereof or any information with respect thereto which results in a Claim Form or Account Holder Letter (as the case may be) being submitted by or on behalf of such person, or (ii) such person submits a Claim Form or transmits instructions with respect to submission of an Account Holder Letter (as the case may be).

The categories of Scheme Creditors and Bondholders located in the states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont to or to the order of whom New Shares, ADRs and New Notes will be distributed through the Schemes are as follows:

Arizona -- any bank, savings institution, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer, or a dealer, whether the person is acting for itself or in a fiduciary capacity.

California -- any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the US Investment Company Act of 1940, or pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan or an individual retirement account); any organisation described in Section 501(c)(3) of the US Internal Revenue Code, as amended to 29 December 1981, which has total assets (including endowment, annuity and life income funds)

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of not less than US$5,000,000 according to its most recent audited financial statement; any corporation which has a net worth on a consolidated basis of not less than US$14,000,000; any wholly-owned subsidiary of any of the foregoing institutional investors; or the US federal government, any agency or instrumentality of the US federal government, any corporation wholly-owned by the US federal government, any state, any city, city and county, or county, or any agency or instrumentality of a state, city, city and county, or county, or any state university or state college and any retirement system for the benefit of employees of any of the foregoing.

Colorado -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any broker-dealer, or a financial or institutional investor, whether the purchaser is acting for itself or in some fiduciary capacity. A financial or institutional investor includes: (a) a depositary institution, which is defined as: (i) a person that is organised or chartered, or is doing business or holds an authorisation certificate, under the laws of a state or of the United States which authorises the person to receive deposits, including deposits in savings, share, certificate, or other deposit accounts, and that is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company registered under the US Investment Company Act of 1940; (e) a business development company as defined in the US Investment Company Act of 1940; (f) any private business development company as defined in the US Investment Advisers Act of 1940; (g) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the US Investment Advisers Act of 1940, a depositary institution, or an insurance company; (h) an entity, but not an individual, a substantial part of whose business activities consist of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of US$5,000,000 as of the end of its latest fiscal year;
(i) a small business investment company licensed by the US federal small business administration under the US Small Business Investment Act of 1958; and
(j) any other institutional buyer.

Connecticut -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any state bank and trust company, national banking association, savings bank, savings and loan association, federal savings and loan association, credit union, federal credit union, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer; whether the purchaser is acting for itself or in some fiduciary capacity.

Illinois -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; a pension fund or pension trust, employees' profit-sharing trust, other financial institution (including any manager of investment accounts on behalf of other than natural persons, who, with affiliates, exercises sole investment discretion with respect to such accounts and provided such accounts exceed ten in number and have a fair market value of not less than US$10,000,000 at the end of the calendar month preceding the month during which the securities are sold) or institutional investor (including investment companies, universities and other organisations whose primary purpose is to invest its own assets or those held in trust by it for others, trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity, and foundations and endowment funds exempt from taxation under the Code, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund), or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; any trust in respect of which a bank or trust company is trustee or co-trustee; any entity in which at least 90 per cent. of the equity is owned by: (i) persons described in this paragraph, (ii) any partnership or other association or trader buying or selling fractional undivided interests in oil, gas or other mineral rights, in frequent operations, for its or his own account rather than for the account of customers, to such extent it or he may be said to be engaged in such activities as a trade or business, (iii) any natural person who has, or is reasonably believed

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by the person offering the securities to have (a) a net worth or joint net worth with the person's spouse, at the time of the offer, sale or issuance of the securities, in excess of US$1,000,000, or (b) an income or joint income with that person's spouse of US$200,000 in each of the two most recent fiscal years and reasonably expects such an income in the current year, (iv) any person, not a natural person, 90 per cent. of the equity interest thereof is owned by persons described in (a) or (b) immediately above, or (v) any person who is, or is reasonably believed by the person offering the securities to be, a director, executive officer, or general partner of the issuer of the securities or any director, executive officer or general partner of a general partner of that issuer (executive officer shall mean the president, any vice president in charge of a principal business unit, division or function such as sales, administration or finance, or any other officer or other person who performs a policy-making function for the issuer); any employee benefit plan within the meaning of Title I of ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, insurance company, registered investment adviser or an investment adviser registered under the US Investment Advisers Act of 1940, or (ii) the plan has total assets in excess of US$5,000,000, or (iii) in the case of a self-directed plan, investment decisions are made solely by persons that are described herein; any plan established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of US$5,000,000; or any organisation described in
Section 501(c)(3) of the Code, any Massachusetts or similar business trust, or any partnership, if such organisation, trust, or partnership has total assets in excess of US$5,000,000.

Ohio -- any dealer, corporation, bank (which includes a trust company, savings and loan association, savings bank, or credit union that is incorporated or organised under the laws of the United States or of any state thereof, or of Canada or any province thereof, and subject to regulation or supervision by such country, state or province), insurance company, pension fund or trust, employees' profit-sharing fund or trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, any trust in respect of which a bank is trustee or co-trustee, or any Qualified Institutional Buyer as defined in Rule 144A under the Securities Act.

Vermont -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any financial or institutional investor, which means: (a) a depositary institution, which includes: (i) a person that is organised, chartered, or holding an authorisation certificate under the laws of a state or of the United States which authorises the person to receive deposits, including a savings, share, certificate, or deposit account, and which is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by a federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the US Investment Company Act of 1940; (e) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depositary institution or an insurance company; (f) any other financial or institutional buyer which qualifies as an accredited investor under the provisions of Regulation D as promulgated by the SEC under the Securities Act, as such provisions may be amended from time to time hereafter; (g) a broker-dealer; and (h) such other institutional buyers as the commissioner may add by rule or order; whether the purchaser is acting for itself or others in a fiduciary capacity.

CONSIDERATIONS FOR PLC SHAREHOLDERS

The New Shares, ADRs and Warrants issuable to plc Shareholders pursuant to the Corp Scheme will be issued in transactions that are not subject to the registration requirements of the Securities Act or of the securities laws of any state of the US. Such plc Shareholders may sell the New Shares, ADRs and Warrants they receive pursuant to the Corp Scheme in ordinary secondary market transactions without restriction under the Securities Act.

The additional Corp Shares issuable on exercise of Warrants will be issued pursuant to an effective registration statement under the Securities Act. Exercising holders will thus be able to sell the Corp Shares they receive on exercise of Warrants in ordinary secondary market transactions without restriction under the Securities Act. At an

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appropriate time, Corp will file a registration statement with the SEC to provide for the issue of Corp Shares from time to time upon exercise of Warrants. It is currently expected that this registration statement will become effective during the third calendar quarter of 2003. Warrants will not be exercisable by any person in the US prior to the effectiveness of this registration statement.

D.17  SECURITIES LAW RESTRICTIONS IN FRANCE, ITALY AND MALAYSIA

This Part D.17 sets out information regarding securities law restrictions on the distribution of New Shares, New Notes and Warrants pursuant to the Schemes under the laws of France, Italy and Malaysia to persons located in those jurisdictions.

FRANCE

Corp and plc have formed the view, based on the advice of French legal counsel, that the distributions of New Shares and New Notes to Scheme Creditors, Bondholders and Designated Recipients in France would be prohibited except after compliance with unduly onerous conditions, unless made pursuant to an exemption from the provisions of French law relating to public offerings. Accordingly, New Shares and New Notes will be distributed pursuant to the Schemes to Scheme Creditors, Bondholders and Designated Recipients in France only in reliance on the exemption provided under Article L.411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1 October 1998 to persons that are "qualified investors" as defined under such Article.

The Claim Form will require each person who completes it (other than the Trustees), and the Account Holder Letter will require Account Holders, to confirm certain facts in connection with the French legal restrictions described above. To the extent that any person located in France is not eligible to receive securities pursuant to the Schemes by virtue of these restrictions, such person will receive cash instead. These matters are discussed in further detail in Part C.9 of this Section.

For these purposes, a person will be deemed to be located in France if this Scheme Document, or notice that this Scheme Document is available, (i) is sent to him at an address (including the registered address for a company and the branch address for a branch) in the Republic of France, or (ii) is made available to him by electronic means and such person (if a natural person) is a French national or (if a legal person) has its registered address in the Republic of France.

SCHEME CREDITORS, BONDHOLDERS AND DESIGNATED RECIPIENTS LOCATED IN FRANCE SHOULD CAREFULLY CONSIDER THE ELIGIBILITY CRITERIA DESCRIBED ABOVE, THE PROVISIONS OF THE SCHEMES WITH RESPECT TO LEGAL AND REGULATORY RESTRICTIONS GENERALLY AND THE CONTENTS OF THE CONFIRMATIONS TO BE INCLUDED IN THE CLAIM FORM AND ACCOUNT HOLDER LETTER AS DESCRIBED IN PART C.9 OF THIS SECTION. ANY SUCH PERSONS WHO ARE IN DOUBT AS TO HOW THESE RESTRICTIONS MAY AFFECT THEM ARE STRONGLY ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS.

Corp has formed the view, on the advice of French counsel, that the distribution of New Shares and Warrants pursuant to the Corp Scheme to plc Shareholders in France is not currently prohibited by French law or regulation.

ITALY

The distributions of the New Shares, New Notes and Warrants have not been approved by the Italian Securities Exchange Commission ("CONSOB") pursuant to Italian securities legislation. A formal request has been submitted to CONSOB seeking confirmation that the distributions of the securities under the Schemes do not constitute public offerings under such legislation. However, as of the date of this document, no such confirmation has yet been received.

If CONSOB does not provide the requested confirmation, Corp and plc have formed the view, based on the advice of Italian legal counsel, that the distributions of New Shares and New Notes to Scheme Creditors and Bondholders, and of Warrants to plc Shareholders, in Italy would be prohibited except after compliance with unduly onerous conditions, unless made pursuant to an exemption from the provisions of Italian law relating to

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public offerings. The following exemptions under Italian law are potentially applicable in connection with the various distributions to be made pursuant to the Schemes:

      - Corp Scheme -- Scheme Creditors: Except as described in the next paragraph, a Corp Scheme Creditor in Italy will be eligible to receive New Shares and New Notes pursuant to the Corp Scheme if (i) such person is a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998
         Article 31, paragraph II or (ii) the number of all such persons that are not "professional investors" does not exceed 200;

      - Corp Scheme -- Bondholders: Bondholders in Italy will be eligible to receive New Shares and New Notes pursuant to the Corp Scheme only if the number of such persons does not exceed 200;

      - plc Scheme -- Scheme Creditors and Bondholders: plc Scheme Creditors and Bondholders in Italy will be eligible to receive New Shares and New Notes pursuant to the plc Scheme if (i) such persons are "professional investors" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II or (ii) the number of all such persons that are not "professional investors" does not exceed 200;

      - Corp Scheme -- plc Shareholders: plc Shareholders in Italy will be eligible to receive Warrants pursuant to the Corp Scheme only if the number of such persons does not exceed 200.

Based on the advice of Italian legal counsel and such information as is available to it, (i) Corp currently believes that the exemption with respect to distributions of securities to limited numbers of persons will not be available in connection with distributions in respect of claims by Bondholders located in Italy under the Corp Scheme, and (ii) Corp and plc, respectively, believe that there is significant doubt as to the availability of this exemption in connection with other distributions to Scheme Creditors under the Corp Scheme and in connection with distributions under the plc Scheme. The determination as to whether securities can be distributed in reliance on this exemption will be made by Corp or plc (as the case may be) in its sole discretion following the Effective Date of the relevant Scheme based on the advice of Italian legal counsel and such information as is available to it.

The Claim Form will require each person who completes it (other than the Trustees), and the Account Holder Letter will require Account Holders, to confirm certain facts in connection with the Italian legal restrictions described above. To the extent that any person in Italy is not eligible to receive securities pursuant to the Schemes by virtue of these restrictions, such person will receive cash instead. These matters are discussed in further detail in Part C.9 of this Section.

For these purposes, a person will be deemed to be located in Italy if such person (i) is a natural person and is resident or domiciled within the geographical territory of Italy or (ii) is a legal person and has its registered office (sede legale) within the geographical territory of Italy or (iii) is a legal person having any other office or conducting any business or other activities within the geographical territory of Italy as a result of which it is or is required to be registered in Italy.

SCHEME CREDITORS, BONDHOLDERS AND PLC SHAREHOLDERS IN ITALY SHOULD CAREFULLY CONSIDER THE ELIGIBILITY CRITERIA DESCRIBED ABOVE, THE PROVISIONS OF THE SCHEMES WITH RESPECT TO LEGAL AND REGULATORY RESTRICTIONS GENERALLY AND THE CONTENTS OF THE CONFIRMATIONS TO BE INCLUDED IN THE CLAIM FORM AND ACCOUNT HOLDER LETTER AS DESCRIBED IN PART C.9 OF THIS SECTION. ANY SUCH PERSONS WHO ARE IN DOUBT AS TO HOW THESE RESTRICTIONS MAY AFFECT THEM ARE STRONGLY ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS.

Persons in Italy should note that New Shares, New Notes or Warrants received pursuant to an exemption may not be offered, sold or delivered nor may copies of this document or any other document relating to the New Shares, New Notes or Warrants be distributed in Italy except (i) pursuant to the exemptions under Legislative Decree No. 58 of 24 February 1998 and its implementing CONSOB Regulations, or (ii) to an Italian resident who submits an unsolicited offer to purchase such New Shares, New Notes or Warrants.

Corp has formed the view, on the advice of Italian legal counsel, that the distribution of New Shares pursuant to the Corp Scheme to plc Shareholders in Italy is not currently prohibited by Italian law or regulation.

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MALAYSIA

Corp and plc have formed the view, on the advice of Malaysian legal counsel, that the issue and allotment of New Shares, New Notes or Warrants to Scheme Creditors, Bondholders, Designated Recipients or plc Shareholders located in Malaysia would be prohibited except after compliance with unduly onerous conditions.

The Claim Form will require each person who completes it (other than the Trustees), and the Account Holder Letter will require Account Holders, to confirm certain facts in connection with these Malaysian legal and regulatory restrictions. Any person located in Malaysia will not be eligible to receive securities pursuant to the Schemes and will receive cash instead, as described in Part C.9 of this Section.

For these purposes, a person will be deemed to be located in Malaysia if such person (i) is a natural person and is resident in Malaysia, or (ii) is a legal person and has its principal place of business in Malaysia, or (iii) is deemed to be resident in Malaysia for tax purposes pursuant to the Malaysian Income Tax Act 1967 or any other Malaysian tax legislation.

SCHEME CREDITORS, BONDHOLDERS, DESIGNATED RECIPIENTS AND PLC SHAREHOLDERS LOCATED IN MALAYSIA SHOULD NOTE THAT THEY WILL RECEIVE CASH IN LIEU OF ANY SECURITIES TO WHICH THEY WOULD OTHERWISE BE ENTITLED UNDER THE SCHEMES, AND SHOULD CAREFULLY CONSIDER THE RELEVANT PROVISIONS OF THE SCHEMES AS DESCRIBED IN PART C.9 OF THIS SECTION.

D.18  CERTAIN SECURITIES LAW DISCLOSURES

This Part D.18 sets out certain disclosures in connection with the securities laws of various jurisdictions. No action has been taken by Corp or plc that would permit an offer or distribution of New Shares, New Notes or Warrants or possession or distribution of this document or any offer of publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and as described below.

AUSTRALIA

This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia's Corporations Act 2001. The New Shares, New Notes and Warrants that are the subject of this document will be distributed pursuant to exemptions from, or in transactions not subject to the disclosure requirements of Chapter 6D of the Australia's Corporations Act 2001, and may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for at least 12 months after their distribution, except in circumstances where disclosure to investors is not required under Chapter 6D of the Australia's Corporations Act 2001 or unless a compliant disclosure document is prepared and lodged with the Australian Securities and Investments Commission.

LUXEMBOURG

The New Shares, New Notes and Warrants that are subject to this document will be distributed pursuant to exemptions from or under a transaction not subject to Luxembourg public offering law requirements and may consequently not be offered or sold to the public in the Grand Duchy of Luxembourg, and neither this document nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

THE NETHERLANDS

The Prospectus together with the certificate of approval of the UKLA will be submitted to the Authority for the Financial Markets (Autoriteit voor de Financiele Markten) for mutual recognition (pursuant to section 3, paragraph 1 in conjunction with section 5, paragraph 2 of the Securities Transactions Supervision Decree 1995).

Copies of the Prospectus will be available on request from Corp at its registered office address.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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NEW ZEALAND

The offer (if any) and issue of New Shares, New Notes and Warrants is made in accordance with the laws of the United Kingdom. This document is not a prospectus registered under New Zealand law and does not contain all the information that a New Zealand registered prospectus is required to contain. Corp and plc may not be subject to New Zealand law and any instrument to be issued under the Restructuring in relation to the New Shares, New Notes and Warrants may not be enforceable in New Zealand courts.

D.19  MATERIAL CONTRACTS

A summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by Corp, plc or their subsidiaries within the two years immediately preceding the date of this document and those contracts entered into, or to be entered into by any member of the Group (not in the ordinary course of business) which contain any provision under which any member of the Group has, or will have, any obligation or entitlement which is material to the Group at the date of this document or on or about the date of implementation of the Restructuring appears in Appendix 19.

D.20  LITIGATION

Except as set out in Appendix 20, no member of the Group is or has been engaged in nor, so far as Corp and plc are aware, has pending or threatened against it, any legal or arbitration proceedings which may have, or have had during the recent past (covering at least the 12 months preceding the date of this document), a significant effect on the Group's financial position.

The UKLA has concluded its enquiries concerning plc's 4 September 2001 trading announcement and has not made any finding of breach of the Listing Rules in relation to it. Its enquiries concerning plc's 4 July 2001 trading announcement have not been concluded. If it is determined that there has been a breach of the Listing Rules, the UKLA may issue a public censure.

D.21  CORP WORKING CAPITAL STATEMENT

In the opinion of Corp, having regard to the facilities which will be available to the Corp Group following the Effective Date, the working capital available to the Corp Group will be sufficient for the Corp Group's present requirements as from the Effective Date, that is from the Effective Date until 12 months following the date of this document.

D.22  COSTS OF THE RESTRUCTURING

On the assumption that the Schemes are implemented on the timetable contemplated in this document, Corp and plc estimate that the total costs and expenses payable by the Group in relation to the Restructuring (including amounts payable to advisers in relation to the Restructuring but not in relation to disposal of businesses, litigation, general banking and derivatives advice and excluding amounts payable to current and former employees), in relation to the period from Corp and plc entering into negotiations with representatives of the Co-ordination Committee and the Informal Committee of Bondholders regarding the development of the Restructuring proposals of Corp and plc in March/April 2002 to the Effective Date of the Schemes, will be approximately L77,800,000 (excluding VAT).

Corp estimates that the ongoing costs of the implementation of the Corp Scheme from the Effective Date, will be L6,500,000 (excluding VAT). This figure includes advisers' fees and expenses in relation to the administration of the Scheme including defending Allowed Proceedings, the remuneration and expenses of the Supervisors, the Escrow Trustee and the Distribution Agent (including their respective advisers' fees and expenses) and amounts payable to members of the Creditors' Committee (including in respect of permitted advisers' fees and expenses). The ongoing costs of the Corp Scheme are required to be met by Corp. If Corp fails to meet the ongoing costs of the Corp Scheme the Supervisors are entitled to have resort to any Corp Scheme Consideration that remains to be distributed (generally subject to the consent of the Creditor's Committee, not to be unreasonably withheld).

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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The categories of the costs and expenses which plc anticipates will comprise its Ongoing Costs from the Record Date are summarised in the Chairman's letter in part I, Section 1 of this document. plc estimates that these will amount to no more than L11,300,000 (including VAT) plus an amount which will be covered by interest until the termination of the plc Scheme and the completion of a subsequent dissolution or liquidation of plc. The plc Scheme provides that plc will set aside the sum of L7,000,000 from the cash element of the Corp Scheme Consideration received via Ancrane which, together with plc's cash of approximately L2,300,000, interest on the aggregate of these two cash amounts and L2,000,000 available to be drawn (at Corp's request) under a letter of credit to be provided in favour of the plc Scheme Supervisors by HSBC Bank plc, will be available to meet plc's Ongoing Costs.

D.23  PRINCIPAL SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

The following table shows the principal subsidiary undertakings and other associated companies of Corp, being those which are considered by Corp to be likely to have a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of Corp Group. Except where stated otherwise, the share capital is fully paid.

                                                      Class of share
                            Registered office or      capital (issued and
Company Name and            principal place of        fully paid, unless
country of incorporation    business                  otherwise stated)      Proportion held    Nature of business
------------------------    --------------------      -------------------    ---------------    ------------------
Marconi                     New Century Park,         Ordinary L1            100 per cent.      Manufacture, sales and
Communications              PO Box 53,                                                          service of
Limited                     Coventry,                                                           telecommunications systems
(UK)                        CV3 1HJ
                            UK
Marconi                     Via Ludovico Calda 5,     Ordinary 15 Euros      100 per cent.      Manufacture, sales and
Communications S.p.A.       16153 Genoa,                                                        service of
(Italy)                     Italy                                                               telecommunications systems
Marconi                     1000 Marconi Drive,       Common Shares          100 per cent.      Manufacture, sales and
Communications, Inc.        Warrendale,               US$0.01                                   service of, inter alia,
(USA)                       Pennsylvania                                                        telecommunications systems
                            105086-7502
                            USA
Marconi                     Gerberstrasse 33,         No share capital --    100 per cent.      Manufacture, sales and
Communications GmbH         D71 522 Backnang,         investment by way                         service of
(Germany)                   Germany                   of capital                                telecommunications systems
                                                      contribution
Easynet Group plc           44 Whitfield Street,      Ordinary 4p            71.63 per cent.    Network based provider of
(UK)                        London, W1P 5RF           Convertible            of the equity      broadband services and
                            UK                        ordinary 4p            share capital      internet solutions
                                                                             49.56 per cent.
                                                                             of the voting
                                                                             share capital

With the exception of Ancrane, which is discussed in Section 1 of this document, following the Corp Scheme becoming effective there will be no subsidiary undertakings or other associated companies of plc which are considered by plc to be likely to have a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of plc Group as it will then be.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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D.24  PRINCIPAL ESTABLISHMENTS

Details of the principal establishments of the Corp Group are set out below. plc Group, excluding Corp Group, has no such principal establishments.

                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
AUSTRALIA
Victory, Level 1,       Leasehold       L112,368                2006             1,873
607 St Kilda Road,
Melbourne,
Victoria, 3004
Australia
Level 7, 9, & 13.       Leasehold       L492,000                2006             25,866
90 Arthur Street,
North Sydney,
New South Wales, 2060
Australia
BRAZIL
1st Floor, Rua Verbo    Leasehold       L49,110                 2005             2,691
Divino
1488, Edificio Central
Transatlantico, Sao
Paulo
Brazil
5th Floor, Rua Verbo    Leasehold       L53,418                 2005             8,676
Divino
1488, Edificio Central
Transatlantico, Sao
Paulo
Brazil
6th Floor, Rua Verbo    Leasehold       L213,965                2005             34,703
Divino
1488, Edificio Central
Transatlantico, Sao
Paulo
Brazil
Avenida 31 de Marco 61  Leasehold       L56,558                 2003             28,438
-- Votorantim
Brazil
CANADA
122 Edward Street,      Freehold        Not applicable          Not applicable   45,000
St Thomas, Ontario,
N5P 1Z2
Canada
1135 Innovation Drive,  Leasehold       L1,361,000              2009             51,888
North Tech Campus,
Kanata, Ontario,
K2K 3G6
Canada

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
1375 Trans-Canada Hwy,  Leasehold       L1,102,000              2005             71,307
Dorval Quebec,
Montreal
H9P 2W8
Canada
CHINA
Building 106,           Leasehold       L19,402                 2003             4,511
Wangjing
New Industrial Zone,
Lizeyusan. Chao Yang
District, Beijing
China
No. 98 Liu He Road,     Leasehold       L42,660                 Indefinite       64,583
GuiLin, Guang Xi
China
1708, Westlands         Leasehold       L24,844                 2003             2,476
Central,
20 Westlands Road,
Quarry Bay,
Hong Kong
China
GERMANY
Hueftelaecker 1         Freehold        Not applicable          Not applicable   8,762
71573 Allmersbach i. T
Backnang
Germany
Gerberstrasse 33        Freehold        Not applicable          Not applicable   714,160
71522 Backnang
Germany
SCALA West              Leasehold       L1,570,000              2011             116,500
SolmsstraSSe 83
60486 Frankfurt
Germany
Robert-Bosch Str. 10    Leasehold       L441,044                Indefinite --    64,335
01454 Radeberg                                                  6 months'
Germany                                                         notice
Max-Planck Str. 1       Freehold        Not applicable          Not applicable   454,000
77656 Offenburg
Germany
INDIA
2nd Floor,              Leasehold       L61,320                 2005             2,583
International Trade
Tower,
F Block, Nehru Place
New Delhi 110019.
India

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
ITALY
MARA 1 S.P.             Leasehold       L104,692                2004             22,604
Casapuzzano Marcianise
Italy
MARA 2 S.P.             Leasehold       L90,553                 2004             22,604
Casapuzzano Marcianise
Italy
MAIN SITE S.P.          Freehold        Not Applicable          Not applicable   113,021
Casapuzzano Marcianise
Italy
Via Ambrogio            Freehold        Not Applicable          Not Applicable   284,899 including Via
Negrone 1/A                                                                      Ludovico Calda 5.
(excluded L1 floor)
16153 Genova
Italy
Via Ludovico Calda 5    Freehold,       Finance lease payment   Finance lease    See Via Negrone above
16153 Genova            finance lease   L755,834                arrangement
Italy                                                           ends January
                                                                2007, then
                                                                freehold
Via Alfieri 1 Pisa      Leasehold       L67,326                 2003             5,382
Italy
MALAYSIA
Lot 24, Kumlim          Leasehold       No cost to Marconi      2046             348,483
Industrial Estate,                      Joint venture
00009, Kulm, Kedah,                     property
Daralam
Malaysia
Bangunar Tabung Haji,   Leasehold       RM 718,272              2003             19,002
18th Level,
201 Jalan Tun Razak,
50400
Kuala Lumpur
Malaysia
MEXICO
Ave. San Andres Atoto   Leasehold       L90,778                 2004             56,058
165-D APARTADO
PSTL 77-001
Mexico D.F. Naucalpan
de Juarez,
Mexico 53550
Mexico

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
Ave. San Andres Atoto   Leasehold       L33,814                 2004             10,764
165-A APARTADO
PSTL 77-001
Mexico D.F. Naucalpan
de Juarez,
Mexico 53550
Mexico
Ave. San Andres Atoto   Leasehold       L90,778                 2004             56,058
165-B APARTADO
PSTL 77-001
Mexico D.F. Naucalpan
de Juarez,
Mexico 53550
Mexico
Plant 2, Calle 4 N01,   Leasehold       L193,321                2005             66,155
1A,
1C, 1D Fracc, Alc
Blanco,
Naucalpan de Juarez,
Estada de Mexico,
CP 53550
Mexico
Metepec No. 110,        Leasehold       L40,577                 2003             12,917
Mexico DF, Naucalpan
de Juarez,
Mexico 53550
Mexico
No. 60 Parque           Leasehold       L11,796                 2004             11,754
de Amargua,
Col. Parques de la
Herradura,
Huixquilucan Edo de
Mexico,
CP52785
Mexico
NEW ZEALAND
17 Shea Terrace,        Leasehold       L15,000                 2003             1,238
Takapuna,
North Shore City,
Auckland
New Zealand
SAUDI ARABIA
19th & 20th Floors,     Leasehold       L314,026                2006             20,807
Al Faisaliah Building,
PO Box 9985,
Riyadh 11423
Saudi Arabia

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
Various residential     Leasehold       Variable                Variable         Variable
Leases.
Required as part of
business contract.
Saudi Arabia
SOUTH AFRICA
Iron Road, New Era,     Freehold        Not Applicable          Not Applicable   318,289
Springs,
Johannesberg 1560
South Africa
SPAIN
Building E, Miniparc    Leasehold       L360,531                2004             21,506
III,
El Soto de la
Moraleja, Alcobendas.
Madrid
Spain
UNITED ARAB EMIRATES
37th Floor, Emirates    Leasehold       L186,004                2006             9,612
Towers,
Sheik Zayed Highway,
PO Box 71405,
Dubai,
UAE
UNITED KINGDOM
Siemens Technology      Leasehold       L967,900 (estimated     2005             65,326
House,                                  at review April 2003)
Technology Drive,
Beeston,
Nottingham, NG9 1LA
UK
2B & Z Block, Siemens   Leasehold       L88,317                 2003             17,663
Technology House,
Technology Drive,
Beeston,
Nottingham, NG9 1LA
UK
Waters Edge,            Leasehold       L408,000                2014             28,653
Watchmoor Business
Park,
Camberley, Surrey,
GU15 3PD
UK

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
Carr Lane, Chorley,     Leasehold       L135,000                2066             97,004
Lancs., PR7 3JP
UK
New Century Park,       Leasehold       L1,313,200              2021             618,924
PO Box 53,
Coventry, CV3 1HJ
UK
New Horizon Park,       Leasehold       L645,579                2005             314,000
Waterman Road Coventry
UK
13, Wilson Road,        Leasehold       L23,000                 2076             105,497
Huyton,
Liverpool, L36 6AE
UK
Edge Lane,              Leasehold       L1,454,000              2012             221,010
Liverpool, L7 9NW
UK
4th Floor, Regent's     Leasehold       L660,000                Indefinite --    7,104
Place,                                                          3 months'
338 Euston Road,                                                notice
London, NW1 3BT
UK
Harbour Exchange,       Leasehold       L294,000                2008             15,252
12th Floor, Docklands,
London
UK
Block A, The Hollies,   Leasehold       L97,700                 2003             10,872
120 Newport Road.
Stafford, ST16 1DA
UK
18/20 Denington Road,   Freehold        Not applicable          Not applicable   44,929
Wellingborough,
Northants
UK
UNITED STATES
Weston Corp. Centre,    Leasehold       L164,337                2006             9,375
2690 Weston Road,
Weston, Florida 33331
USA
Reltec Corporation,     Freehold        Not applicable          Not applicable   172,004
104 Wiley Road,
La Grange,
Georgia 30240
USA
4350 Weaver Parkway     Leasehold       L438,773                2008             39,640
Warrenville Illinois
60555
USA

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                        If current
                                        leasehold,              If leasehold,    Approximate floor
Location                Tenure          rent per annum          expiry of term   area (square feet)
--------                ------          --------------          --------------   ------------------
956 North Broadway      Freehold        Not applicable          Not applicable   126,416
Extended,
Greenville,
Mississippi, MS 38702
USA
Evergood, 325 Welcome   Freehold        Not applicable          Not applicable   158,000
Center Blvd.
Welcome NC 27374
North Carolina
USA
1000 Marconi Drive,     Freehold        Not applicable          Not applicable   574,286
Warrendale, PA 15086
Pennsylvania
USA
1755 North Collins      Leasehold       L389,995                2005             28,007
Boulevard,
Richardson, TEXAS
75080
Texas.
USA

D.25  CORP GROUP INDEBTEDNESS STATEMENT

At the close of business on 21 February 2003, the total indebtedness of the Corp Group was as follows:

                                                              L million
                                                              ---------
Secured loans                                                        17
Unsecured loans                                                   4,578
Unsecured overdrafts                                                  1
Finance lease obligations                                             6
                                                              ---------
                                                                  4,602
                                                              =========

Included within the indebtedness listed in the table above is L4,181 million that is guaranteed by plc. In addition, included within unsecured loans is L263 million relating to loan creditor balances with plc and fellow subsidiaries of plc outside the Corp Group.

Save as disclosed above, and apart from intra-group liabilities and guarantees, the Corp Group did not have outstanding as at 21 February 2003 any material loan capital (whether issued or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowing (including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits, mortgages, charges, hire purchase commitments and obligations under finance leases) or material guarantees.

At 21 February 2003 the Corp Group had contingent liabilities in total of L30 million. In the opinion of Corp, these contingent liabilities are not expected to have a material adverse effect on the Corp Group.

The Corp Group is engaged in a number of legal proceedings relating, amongst other things, to class shareholder actions and claims relating to contracts, industrial injury and patent infringement. The Corp Group is defending these claims, the estimated possible unprovided exposure of which is included in the contingent liabilities total disclosed above, and Corp currently believes that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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At the close of business on 21 February 2003, the Corp Group had the following cash balances:

                                                              L million
                                                              ---------
Secured                                                             763
Collateral against bonding facilities                               122
Held by captive insurance company                                    17
                                                              ---------
Restricted cash                                                     902
Other                                                               181
                                                              ---------
Total cash at bank and in hand                                    1,083
                                                              =========

Of the secured cash, L720 million relates to amounts held under an interim security by the Group's Syndicate Banks and Bondholders and also by Barclays Bank PLC (in its capacity as an ESOP Derivative Bank) granted on 13 September 2002. A further L27 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business and L16 million relates to cash deposited against secured loans in Italy.

For the purposes of the above, amounts denominated in currencies other than sterling have been translated into sterling at the exchange rates prevailing at the close of business on 21 February 2003.

D.26  NO SIGNIFICANT CHANGE

Save for the operating results for the three months ended 31 December 2002 disclosed in Part A of Appendix 4, there has been no significant change in the financial or trading position of the Corp Group or the plc Group since 30 September 2002, the date to which the last audited consolidated accounts of the Corp Group and the plc Group were prepared as set out in Appendix 1 and Appendix 3 respectively.

D.27  CORP INCORPORATION AND REGISTERED OFFICE

Corp was incorporated under the name The General Electric Company (1900) Limited on 27 September 1900 under the Companies Acts 1862 to 1898 as a private limited company limited by shares and registered in London, England with number 67307. On 24 August 1903, The General Electric Company (1900) Limited changed its name to The General Electric Company, Limited, on 29 November 1968 to The General Electric and English Electric Companies Limited and on 17 September 1970 to The General Electric Company Limited. On 4 January 1982, The General Electric Company Limited was re-registered as a public limited company under the Companies Acts 1948 to 1980 and became The General Electric Company, p.l.c. On 7 March 2000, The General Electric Company, p.l.c. changed its name to Marconi Corporation plc.

The registered office of Corp and plc is at New Century Park, P.O. Box 53, Coventry, Warwickshire, CV3 1HJ. Corp and plc have a head office at Regent's Place, 338 Euston Road, London, NW1 3BT.

D.28  CORP SHARE CAPITAL

Information as to the authorised, issued and fully paid share capital of Corp is set out in Appendix 13.

D.29  MATERIAL SHAREHOLDINGS IN CORP

Immediately following the Effective Date of the Corp Scheme the name of each person (other than the Escrow Trustee and its nominee) who, directly or indirectly, is expected to be interested in 3 per cent. or more of Corp's ordinary share capital, and the amount of such person's interest is expected to be as set out below. The Escrow Trustee's nominee is expected to hold up to 14 per cent. of the New Shares in issue immediately after the Effective Date, such shares being held on trust for Scheme Creditors as provided in the Schemes and the Escrow and Distribution Agreement. The Escrow Trustee's nominee has instructions not to exercise any voting rights conferred by those shares. These interests have been calculated by Corp based solely on the information concerning Scheme Creditors (other than the Trustees and disputed creditors) with Known Claims set out in Schedule 3 to each of the Schemes.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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                                                                          Percentage of ordinary
                       Name                          No. of Corp Shares    share capital of Corp
                       ----                          ------------------   ----------------------
Appaloosa Investment Ltd Partnership                        48,717,593                     4.87%
Cerebrus Partners LP New York                               34,058,285                     3.41%
Chase Manhattan Bank                                        33,843,309                     3.38%

Neither Corp nor plc makes any representation as to whether or not any of the above persons will retain, or whether any such person or any other person will have acquired, an interest in any Known Claim at the Effective Date, whether any such Known Claim will be Admitted in whole or part under the relevant Scheme or whether any New Shares which any such person may receive under the Schemes will be retained by such person after the Effective Date. Accordingly the above calculation should not be relied upon as an accurate indication of the likely material shareholdings in Corp on or after the Effective Date.

The holdings of Bonds by Bondholders (and therefore their prospective holdings of New Shares) cannot be determined on the basis of the Known Claims set out in
Schedule 3 to each of the Schemes.

Save as disclosed in this Part D.29, Corp is not aware of any interest which will represent 3 per cent. or more of the issued ordinary share capital of Corp following the Effective Date of the Corp Scheme.

So far as Corp is aware, no person or persons, directly or indirectly, jointly or severally exercise or could exercise control over Corp.

D.30  TAX

A description of certain UK and US tax consequences for Scheme Creditors and Bondholders of implementation of the Schemes and of holding the Scheme Consideration is set out in Appendix 17. Scheme Creditors and Bondholders in jurisdictions other than the UK and the US are strongly urged to consult their own professional advisers to determine their own tax position.

D.31  INSURANCE

The Group maintains the types of property and liability insurance which Corp and plc regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the Group has made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The Group has determined what it believes to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

D.32  ENVIRONMENTAL AND OTHER REGULATIONS

ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY MATTERS

The Group is subject to increasingly stringent regulation under various UK, US, EU and other international, national and local laws and regulations relating to employee safety and health, and environmental protection, including law and regulations governing air emissions, water discharges and the use, management and disposal of hazardous substances.

One of the many environmental laws affecting the Group in the US is the Comprehensive, Environmental Response, Compensation, and Liability Act, which is the primary federal statute governing clean-up of contaminated properties. CERCLA can impose joint, several and retroactive liability for the costs of investigating and cleaning up contaminated properties, without regard to fault or the legality of the original conduct. Potentially liable parties under CERCLA can include current and former owners or operators of a site, as well as those who generate or arrange for the disposal of hazardous substances. Environmental laws in other jurisdictions can also impose significant clean-up liabilities.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART D

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The Group is currently conducting investigation and clean-up at approximately 20 contaminated sites, principally in the US including four clean ups pursuant to obligations imposed under CERCLA. The remaining sites are being cleaned up voluntarily in connection with a prior property sale or purchase, or pursuant to government directive. The Group estimates the total cost to clean up all of these sites will be between approximately L10 million and L20 million. A number of these and other current and former Group sites were associated with hazardous substance use and may give rise to unforeseen liabilities. The Group could therefore incur additional clean-up costs upon the discovery of new contamination at these or other sites for which the Group may be found to be responsible, either directly under CERCLA or other laws, or through a contractual indemnity obligation as the result of a prior property or business sale. The Group also could incur additional costs as a result of any related personal injury or property damage claims. Although such additional costs, if any, could be substantial, the Group is not aware of any material claims and does not expect future clean-up or related costs to materially affect the Group.

See Appendix 20 for a description of a toxic tort claim against Plessey Precision Metals. This claim is in its early stages and no estimate of liability can be formed at this point. Litigation is by its nature an unpredictable form of risk and is disclosed wherever unliquidated damages are sought but no information currently available to the Group indicates a material liability of Plessey Precision Metals in this matter.

The European Commission has issued two directives which will require member states of the EU to meet certain targets for collection, re-use and recovery of waste electrical and electronic equipment. It is likely that these obligations will be achieved through legislation placing the responsibility for meeting these obligations on equipment producers. Producers will also be required to phase out certain hazardous materials from the equipment. This legislation could significantly increase costs to producers of electrical and electronic equipment.

The Group regularly audits its facilities' compliance with employee safety and environmental requirements. The Group has not incurred material capital expenditures for environmental, health or safety matters during the past three financial years, nor does the Group anticipate having to incur material capital expenditures during the current or the succeeding financial years. Although environmental costs cannot be predicted with certainty, the Group believes that costs relating to non-compliance or liability under current environmental, health and safety laws and regulations will not have a material adverse effect on the Group's financial condition or results of operations as a whole.

OTHER GOVERNMENT REGULATION

The Group's products are subject to industry-specific government regulation and legislation in the United States, the EU and throughout the world. For example, the Group's Network Equipment business must comply with US Federal Communications Commission requirements and regulations and other safety regulations governing communications products sold in the United States. The Group's businesses would suffer if they failed to obtain or lost the certifications, clearances and authorisations required to participate in new or existing projects. Further, the Group could be subject to fines, criminal sanctions or the revocation of important licences and certifications if it fails to comply with government regulations. The Group believes that any non-compliance or liability under current government regulations will not have a material adverse effect on the Group's financial condition or results of operation as a whole.

D.33  NO WAIVER OF DIVIDENDS

There are no arrangements in existence under which future dividends of Corp are to be waived or agreed to be waived.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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D.34  DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Allen & Overy, One New Change, London EC4M 9QQ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the Scheme Meetings:

      a.    this document;

      b.    the Prospectus;

      c. the existing memorandum and articles of association of Corp and the Memorandum and Articles (being the proposed amended Memorandum, and the proposed new Articles of Corp);

      d.    the memorandum and articles of association of plc;

      e. the audited accounts of Corp for the three financial years ended 31 March 2000, 31 March 2001 and 31 March 2002;

      f. the audited statutory accounts of plc for the financial years ended 31 March 2001 and 31 March 2002 and the audited interim financial statements for the six months ended 30 September 2002;

      g. the material contracts referred to in Appendix 19 (and drafts of material contracts referred to in Appendix 19, which will be replaced with executed versions as those contracts are executed);

      h. the letters of current intention to support the Restructuring which are referred to in Part D.1 of this Section and which are described in more detail in paragraph 6 of Appendix 19;

      i.    all service contracts in relation to the Corp Directors;

      j.    all service contracts in relation to the plc Directors; and

      k. the rules of the employee share schemes referred to in Part D.10 of this Section.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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E.     MATERIAL INTERESTS OF DIRECTORS AND TRUSTEES

E.1   DIRECTORS

The identities of the directors of Corp and plc are set out in Part A.10 of this Section.

None of the directors of Corp and plc has any material interest (whether as director, member, optionholder, creditor or otherwise) in the proposed Restructuring except as disclosed below. Save as disclosed in this Part E.1 the effect of the proposed Restructuring on interests of directors of Corp and plc will not be different from the effect on similar interests of other persons.

DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

The executive directors' contracts are with Corp. New forms of service agreement have been executed between Corp and each of Michael Parton and Michael Donovan, to be effective on the Effective Date. The summary below refers to the agreements (a) as they currently stand and (b) as they will be on and after the Effective Date.

a.     Directors' current service agreements and emoluments

The following executive directors currently have service agreements with Corp as follows:

MICHAEL PARTON, as Chief Executive Officer, has a service agreement dated 2 May 2002 with plc, which was novated to Corp on 10 January 2003. The agreement lasts until Mr Parton's sixty-second birthday but may be terminated earlier by either party giving to the other twelve months' notice. The basic salary is L525,000 per annum, which is reviewable on 1 July 2003 (and thereafter annually) and Mr Parton is eligible to participate in such incentive and stock option plans as are generally offered to employees of Mr Parton's status. His agreement provides for participation in a company car scheme and private medical healthcare for himself and his family.

Mr Parton is entitled to participate in UK Plan (described in Part D.11 of this Section) to which he contributes 3 per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap, which is L97,200 in the 2002/2003 tax year). As a consequence of the earnings cap restricting the amount an employer can contribute into an exempt approved pension plan, Mr Parton has a funded unapproved retirement benefits scheme (a "FURBS"), to which Corp contributes an amount equal to 21 per cent. of his basic salary (with a further 14 per cent. of his basic salary being paid to Mr Parton). In addition, and as compensation for Mr Parton changing a defined benefit pension arrangement into a defined contribution plan in 2002, Corp has agreed to make net contributions of L88,250 to the FURBS and associated non-pensionable allowances of L58,833.33 to Mr Parton himself on 15 April 2003, 15 July 2003, 15 October 2003 and 15 January 2004. The payments are conditional on Mr Parton remaining in employment with Corp and if his employment is terminated (other than for cause), any payments which have not been made on or before the termination date will become due immediately. FURBS contributions for Mr Parton are paid to the FURBS and to Mr Parton himself in the ratio 60:40. This is because the contributions are taxable benefits, so the payment to Mr Parton is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow's pension of four-ninths of final pensionable salary.

The service agreement contains a provision entitling Corp to make a payment in lieu of notice (a "PILON" payment) if it terminates the service agreement without giving Mr Parton 12 months' notice. The PILON payment comprises the following amounts for the notice period (or the unexpired balance of it: (i) base salary, (ii) 100 per cent. of contributions to his FURBS, (iii) the cost (to the employer) of providing benefits (other than bonus and pension) (which cost Corp may set at 10 per cent. of Mr Parton's base salary) and (iv) 80 per cent. of average core bonuses awarded in the last three completed financial years immediately preceding the financial year in which the employment terminates (pro rata for the PILON period).

In addition, the service agreement includes a change of control clause which defines "Change of Control" as (a) the acquisition by any person or persons of the power to control the composition of the board of directors or direct the conduct of the company's business or (b) the determination by the remuneration committee that a change of control has occurred. If within 12 months of a Change of Control (i) Mr Parton's employment is terminated (other than for cause or following prolonged sickness), or (ii) he ceases to be a director (other than

                           I.  EXPLANATORY STATEMENT
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through voluntary resignation or as a consequence of termination for cause/prolonged sickness), or (iii) Mr Parton terminates his employment for one or more "good reasons" (comprising material reduction of his status following changes by Corp of his duties, a failure by Corp materially to comply with its contractual obligations or a failure by Corp to enter into a new arrangement on the same terms) then Mr Parton will be entitled to liquidated damages. The liquidated damages comprise: his basic salary for his notice period, his pension loss (comprising 166 per cent. of the cash equivalent transfer value of the pension arrangements he would have accrued in the notice period under the main UK Plan plus 100 per cent. of the contributions which would have been paid to his FURBS), the cost to Corp providing other benefits (excluding pension and bonus) in the notice period (which cost Corp may determine at 10 per cent. of Mr Parton's base salary), a bonus equal to his basic annual salary plus the value of share rights foregone. Any payment will be subject to tax.

There is a provision to place Mr Parton on garden leave if notice to terminate is served by either party. Garden leave does not trigger the PILON payment. Mr Parton is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for 12 months.

Mr Parton is a member of the Retention and Emergence plan (described in Part
D.10 of this Section). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four equal tranches, two of which have been paid. The third tranche, payable after restructuring, has yet to be paid but the fourth tranche is to be waived.

MICHAEL DONOVAN, as Chief Operating Officer, has a service agreement dated 1 June 2002 with plc, whose obligations were guaranteed by Marconi Communications Limited. The agreement was novated to Corp on 17 March 2003 (with Marconi Communications Limited continuing to act as guarantor). The agreement lasts until Mr Donovan's 62nd birthday but may be terminated earlier by Corp on 12 months' notice and by Mr Donovan on 6 months' notice. The basic salary is L400,000 per annum, which is reviewable on 1 July 2003 (and thereafter annually). Mr Donovan is eligible to participate in such incentive and stock option plans as are generally offered to employees of Mr Donovan's status. His agreement provides for a company car and private medical health care for himself and his family.

Mr Donovan is entitled to participate in the UK Plan (described in Part D.11 of this Section) to which he contributes three per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap). As a consequence of the earnings cap restricting the amount an employer can pay into an exempt approved pension plan, Mr Donovan also has a funded unapproved retirement benefits scheme (a "FURBS"). The documentation setting out Mr Donovan's FURBS was amended by the terms of his service agreement (detailed below). Mr Donovan's FURBS is funded on a defined benefit basis, with projected benefits of two-thirds of his final pensionable salary. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while Mr Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). If Mr Donovan leaves service on the grounds of ill-health and receives an immediate ill-health pension from the UK Plan, the total pension payable to him will be two-thirds of his final pensionable salary of the date of leaving. The actual FURBS documentation refers to a defined contribution arrangement (based on 35 per cent. of that part of Mr Donovan's salary in excess of the earnings cap). In addition, it contains an unfunded promise to make up the difference (if any) between the level of benefits under the UK Plan and the FURBS and the benefits to which Mr Donovan would have been entitled had he remained in two pension schemes operated by group companies of his previous employer (BAE Systems). A decision was taken to fund the FURBS on a defined benefit basis rather than to risk the unfunded top-up obligation being called upon and Mr Donovan's service agreement (which sets out the defined benefit basis of the plan) amends the earlier, defined contribution wording. FURBS contributions for Mr Donovan are paid into the FURBS and to Mr Donovan himself in the ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to Mr Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service or four times basic salary and a widow's pension of four-ninths of final pensionable salary.

The service agreement contains a provision entitling Corp to make a payment in lieu of notice if it terminates the service agreement without giving Mr Donovan 12 month's notice. The PILON payment comprises the same elements as Mr Parton's agreement (described above) save that the compensation for loss of pension benefits differs. Instead of receiving 100 per cent. of the employer contribution to his FURBS, Mr Donovan is entitled to

                           I.  EXPLANATORY STATEMENT
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an amount equal to 166 per cent. of the cash equivalent transfer value of the additional pension benefits (net of income tax) which Mr Donovan would have accrued in the UK Plan if he had been asked to work his notice. In addition, Mr Donovan would be entitled to an amount equal to 166 per cent. of the net contributions which Corp would have paid to his FURBS during the unexpired noticed period.

In addition, the contract includes a change of control clause. "Change of control" is defined as (i) the acquisition by a person of the power to control the composition of the board (or to secure the company's affairs are conducted in accordance with that person's wishes) or (ii) the persons who were on Corp's board of directors at the date of the agreement (or persons subsequently appointed by two-thirds of those directors) (the "Incumbent Board") ceasing for any reason to constitute the majority of Corp's board, or (iii) a "Business Reconstruction" occurs (widely defined to include any disposition of all or substantially all the of the equity in or the business and/or assets of Corp the company to any person to other than another group company (or any other similar transaction)). The definition of Business Reconstruction is, however, qualified so that, for example, there is no trigger if there is an entity immediately resulting from the reorganisation which has shareholders who (before and after the reconstruction) hold more than 50 per cent. of the shares (in similar proportions), does not have one person holding 20 per cent. or more of the voting rights and where the majority of the board of the resulting entity were members of the Incumbent Board who decided upon the reconstruction, or (iv) the company's shareholders approve the dissolution of the company (except pursuant to a Business Reconstruction fulfilling certain criteria). If within 12 months of a change of control, Mr Donovan's employment is terminated or he resigns for one or more specified "good reasons", he will be entitled to liquidated damages. The damages are calculated on the same basis as the PILON payment, save that there is compensation for loss of share schemes rights and there is an assumed bonus equal to one year's salary.

There is provision to place Mr Donovan on garden leave if notice to terminate was served by either party. Garden leave does not trigger the PILON payment. Mr Donovan is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for twelve months, save for the non-compete clause which lasts for six months.

Mr Donovan also has an arrangement relating to his location in the United States, which contains expatriate arrangements to cover relocation, housing, exchange rate fluctuation, flights for himself and his family and matters common to expatriate terms for senior executives.

Mr Donovan is a member of the Retention and Emergence Plan (described in Part
D.10 of this Section). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four each tranches, two of which have been paid. The third tranche, payable after restructuring, has yet to be paid but the fourth tranche is to be waived.

CHRISTOPHER HOLDEN, as Interim Chief Financial Officer, has a service agreement with Corp dated 13 December 2002 (as varied by a deed dated 28 January 2003). His role is as interim chief financial officer of Corp and plc, but Corp can re-assign him to another position, so long as it is commensurate with his status and seniority. The contract is for a fixed term, commencing on 14 November 2002 and ending on 30 June 2003. The basic salary is L25,000 per month, inclusive of directors' fees. Mr Holden is entitled to join the UK Plan but there are no other pension or incentive arrangements set out in his contract. Corp is entitled to terminate Mr Holden's employment immediately by making a payment in lieu of the base salary he would have otherwise earned in the balance of his fixed term. Mr Holden is subject to post termination protective covenants, all of which are to last for six months following the termination date. The covenants cover non-solicitation of clients, non-dealing with clients, non-poaching of managerial or technical employees and non competing with Group companies.

JOHN DEVANEY, as Chairman, has a service agreement with Corp dated 14 March 2003 to which plc is also a party to take the benefits of Mr Devaney's covenants. The agreement is effective on and from 16th December 2002. All payments and benefits due to Mr Devaney are payable by Corp. The agreement is terminable by either party on three months' notice and terminates automatically on Mr Devaney's 65th birthday. Mr Devaney's salary is L250,000 per annum and he is required to devote three days per week to his duties. Mr Devaney is entitled to participate in the Senior Management Share Option Plan and to membership of the UK Plan. His benefits comprise private medical insurance, life insurance, company car and fifteen working days' holiday per annum.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

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The agreement lists the companies in respect of which Mr Devaney is already a director and permits him to continue those other interests, so long as they do not affect his obligations under the service agreement. Consent may not be unreasonably withheld or delayed should Mr Devaney wish to be interested in companies substituted for, or additional to, the agreed list of companies from time to time provided that his duties are not adversely affected and that he does not contravene the overriding obligation not to hold more than 5 per cent in any class of securities in any competing business.

There are no clauses relating to payments in lieu of notice or change of control and there are no restrictive covenants.

Each of the other Directors of Corp and plc has terms of appointment as follows:

KENT ATKINSON was appointed a non-executive director of Corp and plc on 16 December 2002 for an initial term of three years (subject to the Articles and described below). Mr Atkinson's duties include chairmanship of the audit and membership of the nomination and remuneration committees. His fee is L30,000 per annum (which includes the fee payable as a non-executive director of plc) based on him spending two days per month on his duties for both companies. Mr Atkinson will also be entitled to a fee of L15,000 per annum for so long as he serves as chairman of the audit committee. Although he will not normally be expected to provide his services for more than 52 days per annum, he is entitled to a fee of L1,500 per day for each additional day worked over the two day per month threshold. These fees are reviewable annually on 1 July and Corp will reimburse business expenses. Mr Atkinson will also be entitled to an advance fee for each of the first three years of his appointment. The fee payable will be L100,000 for the first year and L30,000 for each of the next two years which will be net of any tax and national insurance contributions. The net amount of each year's fee will be invested in Corp Shares. Mr Atkinson has agreed to hold the Corp Shares acquired with the first year's advance fee for three years from the date of his appointment and the Corp Shares acquired with each of the next two years' payment for at least one year. If Mr Atkinson's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

DEREK BONHAM was appointed as a non-executive director of plc on 10 April 2001 and became interim Chairman on 4 September 2001. As from 31 March 2002, his fee for this role was fixed at L180,000 per annum and his benefits include reimbursement of expenses. He ceased to be Chairman on 16 December 2002 and it is currently anticipated that he will remain a non-executive director of plc until implementation of the plc scheme when he will resign as a director of plc. He is currently chairman of plc's remuneration committee. Mr Bonham has agreed that his fee as a non-executive director of plc will be paid by Corp (in consideration of the value to Corp of Mr Bonham agreeing to continue providing his services to plc).

WERNER KOEPF was appointed a non-executive director of Corp and plc on 16 December 2002 for an initial term of three years (subject to the Articles and described below). Mr Koepf's duties include membership of the audit, remuneration and nomination committees. His fee is L30,000 per annum (which includes the fee payable as a non-executive director of plc) based on him spending two days per month on his duties for both companies. Although he will not normally be expected to provide his services for more than 52 days per annum, he is entitled to a fee of L1,500 per day for each additional day worked over the two day per month threshold. These fees are reviewable annually on 1 July and Corp will reimburse business expenses. Mr Koepf will also be entitled to an advance fee for each of the first three years of his appointment. The fees payable will be L100,000 for the first year and L30,000 for each of the next two years which will be net of any tax and national insurance contributions. The net amount of each year's fee will be invested in Corp Shares. Mr Koepf has agreed to hold the Corp Shares acquired with the first year's advance fee for three years from the date of his appointment, and the Corp Shares acquired with each of the next two year's payment for at least one year. If Mr Koepf's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

KATHLEEN RUTH FLAHERTY'S appointment as a non-executive director of Corp will take effect on Listing of the New Shares, the New Notes and the Warrants for an initial term of three years (subject to the Articles and as described below). Ms Flaherty's duties include membership of the remuneration and nomination committees. Her fee is L30,000 per annum based on her spending two days per month on her duties for Corp. She is entitled to a fee of L1,500 per day for each additional day over the two days per month threshold. Her fee is reviewable

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                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

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annually on 1 July and Corp will reimburse business expenses. Ms Flaherty will also be entitled to an advance fee of L30,000 for each of the first three years of her appointment which will be net of any tax and national insurance contributions. The net amount of each year's fee will be invested in Corp Shares. Ms Flaherty has agreed to hold the Corp Shares acquired with the first year's advance fee for three years from the date of her appointment and the Corp Shares acquired with each of the next two years' payment for one year. If Ms Flaherty's appointment terminates in any year for which an advance fee has been paid she is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

IAN MCMASTER CLUBB'S appointment as a non-executive director of Corp will take effect on Listing of the New Shares, the New Notes and the Warrants for an initial term of three years (subject to the Articles and as described below). Mr Clubb's duties include chairmanship of the remuneration committee and membership of the audit and nomination committees. His fee is L30,000 per annum based on his spending two days per month on his duties for Corp. Mr Clubb will also be entitled to a fee of L10,000 per annum for so long as he serves as chairman of the remuneration committee. He is entitled to a fee of L1,500 per day for each additional day over the two day per month threshold. His fee is reviewable annually on 1 July and Corp will reimburse business expenses. Mr Clubb will also be entitled to an advance fee of L30,000 for each of the first three years of his appointment which will be net of any tax and national insurance contributions. The net amount of each year's fee will be invested in Corp Shares. Mr Clubb has agreed to hold the Corp Shares acquired with the first year's advance fee for the three years from the date of his appointment and the Corp Shares acquired with each of the next two years' payment for one year. If Mr Clubb's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

The existing articles provide for the removal of a director by (amongst other causes) the written requirement of at least three-quarters of the other Corp Directors or by ordinary resolution of the shareholders. Conditional on the allotment of the New Shares, new articles of association will be adopted which amend these provisions by requiring special notice to be given of the ordinary resolution and furthermore, providing for the removal of a director by extraordinary resolution.

For the financial year ended 31 March 2002, the aggregate remuneration (including salaries, fees, pension contributions, shares payments and benefits in kind) granted to the Directors by plc (no fees were payable in respect of
Corp) was approximately L2,287,000. It is estimated that for the financial year ending 31 March 2003, under arrangements in force at the date of this document, the aggregate remuneration of the Directors of Corp will be approximately L5,165,000.

Save for an agreement by Michael Parton and by Michael Donovan to waive the first two payments under an annual incentive bonus plan (20 per cent. of basic salary) and the last payment under of the R&E Plan (37.5 per cent. of basic salary), there is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors.

b.     Directors' new service agreements

With effect from the Effective Date, service agreements of the following Executive Directors with Corp replace their existing service agreements and will take effect as follows:

MICHAEL PARTON, as Chief Executive Officer, will have a service agreement which will take effect from the Effective Date. The agreement will last until Mr Parton's sixty-second birthday but may be terminated earlier by Corp giving twelve months' notice and by Mr Parton giving six months' notice. The basic salary will be L525,000 per annum (inclusive of directors' fees), which will be reviewable on 1st July 2004 (and thereafter annually) and Mr Parton is eligible to participate in the senior management share option plan. His agreement provides for participation in a company car scheme and private medical healthcare for himself and his family.

Mr Parton will be entitled to participate in the UK Plan (described in Part D.11 of this Section) to which he contributes 3 per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap,

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which is L97,200 in the 2002/2003 tax year). As a consequence of the earnings cap restricting the amount an employer can contribute into an exempt approved pension plan, Mr Parton will continue to have a funded unapproved retirement benefits scheme, to which Corp will contribute an amount equal to 21 per cent. of his basic salary (with a further 14 per cent. of his basic salary being paid to Mr Parton). In addition, and as compensation for Mr Parton changing a defined benefit pension arrangement into a defined contribution plan in 2002, Corp has agreed to make net contributions of L88,250 to the FURBS and associated non-pensionable allowances of L58,833.33 to Mr Parton himself on 15 April 2003, 15 July 2003, 15 October 2003 and 15 January 2004. The payments are conditional on Mr Parton remaining in employment with Corp and if his employment is terminated (other than for cause), any payments which have not been made on or before the termination date will become due immediately. FURBS contributions for Mr Parton are paid to the FURBS and to Mr Parton himself in the ratio 60:40. This is because the contributions are taxable benefits, so the payment to Mr Parton is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow's pension of four-ninths of final pensionable salary.

The service agreement will contain a provision entitling Corp to make a payment in lieu of notice if it terminates the service agreement without giving Mr Parton 12 months' notice. The amount of the payment is at the reasonable discretion of the remuneration committee which is to consider the relationship between the Group's and Mr Parton's performance. The maximum PILON payment may not exceed the aggregate of the following amounts for the notice period (or the unexpired balance of it): (i) base salary (ii) 166 per cent. of the cash equivalent transfer value of the pension contributions (net of tax) which would have accrued in the UK Plan; (iii) 100 per cent. of the gross contributions which Corp would have paid in respect of Mr Parton's FURBS and (iv) the cost (to
Corp) or providing benefits (other than bonus, pension and incentive entitlements) (which cost Corp may set at 10 per cent. of Mr Parton's base salary). If Corp does not make a full PILON payment (i.e. if the remuneration committee reduces the amount payable), Mr Parton's protective covenants will enure for a proportionately shorter period after the termination of his employment.

In addition, the service agreement will include a change of control clause which provide Mr Parton with a right to a payment if, following the Restructuring, there is a change of control of Corp and one of the events described below occurs. Change of control is defined as the acquisition of the power to control the composition of the board of Corp or (by a variety of means) that its affairs are conducted in a certain manner. If, immediately following an acquisition of Corp's shares, the shares in the acquiring company are all held by the holders of the shares of Corp immediately prior to the acquisition in materially the same proportion as prior to the acquisition, then that will not constitute a change of control. If the terms of the clause are triggered, Mr Parton will be entitled to a payment calculated on the same basis as the PILON payment. The events are:

      (a) Corp or any other Group Company terminating employment (other than for cause);

      (b) Mr Parton ceasing to be a director of Corp other than by reason of his voluntary resignation; or

      (c) if Mr Parton terminates the service agreement for a "good reason". The good reasons are one or more of the following:

          - a failure to maintain Mr Parton in the role (or a substantially equivalent position, with Corp or any Group Company) which he held immediately prior to the change of control;

          - an adverse change of material consequence in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position which Mr Parton held immediately prior to the change of control;

          - a reduction in the aggregate of Mr Parton's basic annual salary and share based incentives and other benefits received from Corp or any Group Company, or the termination or denial of Mr Parton's rights to employee benefits or a substantial reduction in the scope or value thereof where such reduction is not applied to other employees of a similar status and seniority to Mr Parton;

          - a change in the scope of the business or other activities for which Mr Parton was responsible immediately prior to the change of control, which has rendered Mr Parton substantially

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                unable to carry out, has substantially hindered Mr Parton's performance of, or has caused him to suffer a substantial reduction in, any of the authorities powers, functions, responsibilities or duties attached to his position held;

          - Corp requiring Mr Parton to have his principal location of work changed to any location that is in excess of 25 miles from its location immediately prior to the change of control without his prior written consent; or

          - any material breach of the service agreement by Corp or any successor.

In each case of a "good reason", however, Mr Parton must first have notified Corp of the act or omission and Corp must have failed within 10 calendar days to gain Mr Parton's agreement to any change or must in that period have remedied the act or omission.

There will be a provision to place Mr Parton on garden leave if notice to terminate is served by either party (without triggering any PILON payment). Mr Parton is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for 12 months, save for that relating to non-competing, which lasts for six months. See the comments relating to PILON payments for a potential reduction in the periods of such protective covenants.

Mr Parton is a member of the Retention and Emergence Plan (described in Part
D.10 of this Section). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four each tranches, two of which have been paid. The fourth tranche is to be waived.

MICHAEL DONOVAN, as Chief Operating Officer, will have a service agreement with Corp which will take effect on the Effective Date. The agreement will last until Mr Donovan's sixty-second birthday but may be terminated earlier by Corp giving twelve months' notice and by Mr Donovan giving six months' notice. The basic salary is L400,000 per annum (inclusive of director's fees), which will be reviewable on 1 July 2004 (and thereafter annually) and Mr Donovan will be eligible to participate in the senior management share option plan. His agreement will provide for participation in a company car scheme and private medical healthcare for himself and his family.

Mr Donovan will be entitled to participate in the UK Plan (described in Part
D.11 of this Section) to which he contributes 3 per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap). As a consequence of the earnings cap restricting the amount an employer can pay into an exempt approved pension plan, Mr Donovan also will have a funded unapproved retirement benefits scheme. Mr Donovan's FURBS is funded on a defined benefit basis, with projected benefits of two-thirds of his final pensionable salary. The pension will be made up from Mr Donovan's benefits under the UK Plan, the FURBS, two BAE pension plans and any other retained benefits he may have. If Mr Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while Mr Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). If Mr Donovan leaves service on the grounds of ill-health and receives an immediate ill-health pension from the UK Plan, the total pension payable to him will be two-thirds of his final pensionable salary of the date of leaving. FURBS contributions for Mr Donovan are paid into the FURBS and to Mr Donovan himself in the ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to Mr Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service or four times basic salary and a widow's pension of four-ninths of final pensionable salary.

The service agreement will contain a provision entitling Corp to make a payment in lieu of notice if it terminates the service agreement without giving Mr Donovan 12 months' notice. The PILON payment comprises the following amounts for the notice period (or the unexpired balance of it): (i) base salary (ii) 166 per cent. of the cash equivalent transfer value of the pension contributions (net of tax) which would have accrued in the UK Plan; (iii) 166 per cent. of the net contributions which Corp would have paid into Mr Donovan's FURBS and (iv) the

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

cost (to Corp) or providing benefits (other than bonus, pension and incentive entitlements) (which cost Corp may set at 10 per cent. of Mr Donovan's base salary). The PILON payment would be taxable in Mr Donovan's hands.

In addition, the service agreement will include a change of control clause which provide Mr Donovan with a right to a payment if, following the Restructuring, there is a change of control of Corp and one of the events described below occurs. Change of control is defined as the acquisition of the power to control the composition of the board of Corp or (by a variety of means) that its affairs are conducted in a certain manner. If, immediately following an acquisition of Corp's shares, the shares in the acquiring company are all held by the holders of the shares of Corp immediately prior to the acquisition in materially the same proportion as prior to the acquisition, then that will not constitute a change of control. If the terms of the clause are triggered, Mr Donovan will be entitled to a payment calculated on the same basis as the PILON payment. The events are:

      (a) Corp or any other Group Company terminating employment (other than for cause);

      (b) Mr Donovan ceasing to be a director of Corp other than by reason of his voluntary resignation; or

      (c) if Mr Donovan terminates the service agreement for a "good reason". The good reasons are one or more of the following;

          - a failure to maintain Mr Donovan in the role (or substantially equivalent position, with Corp or any Group Company) which he held immediately prior to the change of control;

          - an adverse change of material consequence in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position which Mr Donovan held immediately prior to the change of control;

          - a reduction in the aggregate of Mr Donovan's basic annual salary and share based incentives and other benefits received from Corp or any Group Company, or the termination or denial of Mr Donovan's rights to employee benefits or a substantial reduction in the scope or value thereof where such reduction is not applied to other employees of a similar status and seniority to Mr Donovan;

          - a change in the scope of the business or other activities for which Mr Donovan was responsible immediately prior to the change of control, which has rendered Mr Donovan substantially unable to carry out, has substantially hindered Mr Donovan's performance of, or has caused him to suffer a substantial reduction in, any of the authorities powers, functions, responsibilities or duties attached to his position held

          - Corp requiring Mr Donovan to have his principal location of work changed to any location that is in excess of 25 miles from its location immediately prior to the change of control without his prior written consent; or

          - any material breach of the service agreement by Corp or any successor.

In each case of a "good reason", however, Mr Donovan must first have notified Corp of the act or omission and Corp must have failed within 10 calendar days to gain Mr Donovan's agreement to any change or must in that period have remedied the act or omission.

There will be a provision to place Mr Donovan on garden leave if notice to terminate is served by either party (without triggering the PILON payment). Mr Donovan is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for 12 months, save for that relating to non-competing, which lasts for six months.

Mr Donovan also will have an arrangement relating to his location in the United States, which contains expatriate arrangements to cover relocation, housing, exchange rate fluctuation, flights for himself and his family and matters common to expatriate terms for senior executives.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

Mr Donovan is a member of the Retention and Emergence Plan (described in Part
D.10 of this Section). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four each tranches, two of which have been paid. The fourth tranche is to be waived.

JOHN DEVANEY'S service agreement with Corp dated 14 March 2003 will not change.

CHRISTOPHER HOLDEN'S service agreement with Corp dated 13 December 2002 (as varied by a deed dated 28 January 2003) will not change.

No changes are planned to take effect from the Effective Date, in respect of the terms of appointment of the Chairman and each of the Non-Executive Directors.

SHAREHOLDINGS AND MANAGEMENT INCENTIVES

Save as set out below the interests of the Director(s), their immediate families and any person connected with any Director within the meaning of section 346 of the Act in the share capital of Corp, plc or any other relevant member of the Group, as the case may be, (all of which are beneficial unless otherwise stated), which:

      a. have or following Listing of the New Shares will be required to be notified to Corp and/or plc pursuant to sections 324 and 328 of the Act;

      b. are required to be entered into the register referred to in section 325 of the Act; or

      c. are interests of a connected person (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 27 March 2003 (the latest practicable date prior to the publication of this document), are currently and are anticipated following the Restructuring to be as follows:

                                                                               Number of       Number of   Percentage of
                                                                Number of     New Shares        Warrants      New Shares
                              Number of    Percentage of      Corp Shares    after First     after First     after First
                             plc Shares       plc Shares     and Warrants        Initial         Initial         Initial
       Director          currently held   currently held   currently held   Distribution    Distribution    Distribution
       --------          --------------   --------------   --------------   ------------   -------------   -------------
John Devaney                        NIL              NIL              NIL           NIL              NIL             NIL

Michael Parton                  128,122            0.005              NIL           229            2,287         0.00002
Michael Donovan                 169,670             0.01              NIL           303            3,029         0.00003
Christopher Holden                  NIL              NIL              NIL           NIL              NIL             NIL
Kent Atkinson                       NIL              NIL              NIL           NIL              NIL             NIL
Derek Bonham                    156,000             0.01              NIL           279            2,785         0.00003
Werner Koepf                        NIL              NIL              NIL           NIL              NIL             NIL

All of the Executive Directors, as possible beneficiaries, are deemed to be interested in the 1,208,545 plc Shares, the 2,161 Corp Shares and the 21,581 Warrants that will be held by the trustee of the MET following the First Initial Distribution. Mr Parton and Mr Donovan are also deemed to be interested in the 1,135,644 plc Shares, the 2,031 Corp Shares and the 20,279 Warrants that will be held by the trustee of the GEC Employee Share Trust following the First Initial Distribution.

The interests of the Directors (excluding their deemed interests described above) together are expected to represent approximately 0.0009 per cent. of the issued ordinary share capital of Corp on the First Initial Distribution.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

The following options over Corp Shares are expected to be granted to the Directors under the Management Plan described in Part D.10, such options being exercisable at the price and between the dates shown below:

                                            Number of            Total
                                          Corp Shares   Exercise price
           Name of Director              under option   (per exercise)           Exercise period
           ----------------              ------------   --------------   -----------------------
Michael John Parton                        17,500,000               L1       May 2004 - May 2013
Michael Donovan                            10,000,000               L0       May 2004 - May 2013
Christopher Holden                                NIL               L1       May 2004 - May 2013
John Devaney                                3,000,000               L1       May 2004 - May 2013

There will be no consideration payable for the grant of an option. Options will be granted as soon as practicable following the Listing of the New Shares, New Notes and the Warrants.

The Directors have the following interests in plc Shares under plc's existing share incentive plans.

MICHAEL PARTON

                                                      Exercise                          Number of
Scheme                                Date of grant      price       Exercise period   plc Shares
------                                -------------   --------   -------------------   ----------
The Marconi 1999 Stock Option Plan    November 1999      801.5        November 2002-     684,360
                                                                       November 2009
                                      December 2000      787.0        December 2003-      76,238
                                                                       December 2010
                                      November 2001       35.0        November 2004-   3,000,000
                                                                       November 2011

The GEC 1997 Executive Share Option    October 1997      331.5         October 2000-     165,912
  Scheme -- B Option                                                    October 2007
                                          July 1998      384.5         October 2000-     106,631
                                                                        October 2008

The GEC 1997 Executive Share Option    October 1997      331.5         October 2000-     165,912
  Scheme -- C Option                                                    October 2007
The GEC 1997 Executive Share Option       July 1998      384.5   July 2001-July 2008     106,631
  Scheme -- C Option

The Marconi Phantom Option Scheme     November 1999      538.5        November 2002-     139,274
  (Converted)                                                           October 2009

The Marconi Launch Share Plan         November 1999        NIL        November 2002-       1,000
                                                                       November 2009

The Long Term Incentive Plan              June 2001        NIL   June 2004-June 2011      28,405
  (option)

The Long Term Incentive Plan (award)      July 2000        NIL   July 2003-July 2010      26,483
                                                                                       ---------
  TOTAL                                                                                4,500,846
                                                                                       =========

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

MICHAEL DONOVAN

                                                      Exercise                          Number of
Scheme                                Date of grant      price    Exercisable period   plc Shares
------                                -------------   --------   -------------------   ----------
The Marconi 1999 Stock Option Plan    November 1999      801.5        November 2002-     266,271
                                                                       November 2009
The Marconi 1999 Stock Option Plan    December 1999     1008.5        December 2002-      69,410
                                                                       December 2009
The Marconi 1999 Stock Option Plan    December 2000      787.0        December 2003-     198,048
                                                                       December 2010
The Marconi 1999 Stock Option Plan    November 2001       35.0        November 2004-   2,500,000
                                                                       November 2011

The Marconi Phantom Option Scheme      October 1998      338.0         October 2001-     266,271
  (Converted)                                                         September 2008

The Marconi Launch Share Plan         November 1999        NIL        November 2002-       1,000
                                                                       November 2009

The Long Term Incentive Plan              June 2001        NIL   June 2004-June 2011       5,299
  (option)

The Long Term Incentive Plan (award)      July 2000        NIL   July 2003-July 2010      24,718
                                                                                       ---------
  TOTAL                                                                                3,331,017
                                                                                       =========

Save as set out in this Part E.1, it is not expected that any Director will have any interest in the share or loan capital of Corp or plc on the Effective Date of the Corp Scheme.

No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by Corp, plc or any Group company during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

DIRECTORSHIPS

The Directors of Corp and plc and their functions are set out in Part A.10 of this Section.

The business address of John Devaney, Michael Donovan, Christopher Holden, Kent Atkinson, Derek Bonham and Michael Parton is Regents' Place, 338 Euston Road, London, NW1 3BT, UK and the business address of Werner Koepf is Ueberlandstrasse 1, CH-8700, Duebendorf, Switzerland.

In addition to their directorships of Group companies, the Directors and the individuals who have agreed to become Directors of Corp hold or have held the following directorships and are or were members of the following partnerships, in the past five years:

                                                                                                   Position
                                                                                                 still held
Name                             Position                    Company/Partnership                      (Y/N)
----                             --------                    -------------------                 ----------
John Devaney                     Director                    Baltic Media Group Limited (in
                                                             Liquidation)                                 Y
                                 Director                    Baltic Publishing Limited (in
                                                             Liquidation)                                 Y
                                 Chairman                    Bizenergy Limited                            Y
                                 Director                    Bizenergy.com Limited                        Y
                                 Director                    Bizzconsulting Limited                       Y
                                 Director                    Bizzenergy Group Limited                     Y
                                 Director                    Bizzgeneration Limited                       Y
                                 Director                    Boocher Limited                              N
                                 Director                    British Power International
                                                             Limited                                      N
                                 Non-executive Director      British Steel Ltd. (now known as
                                                             Corus UK Limited)                            N
                                 Director                    Candihide Limited                            N

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

                                                                                                   Position
                                                                                                 still held
Name                             Position                    Company/Partnership                      (Y/N)
----                             --------                    -------------------                 ----------
                                 Director                    Chesleigh Limited                            N
                                 Director                    Consort EU Limited                           N
                                 Director                    E Gas Limited                                N
                                 Director                    EA Technology Limited                        Y
                                 Director                    Eastern Energy Management Limited            N
                                 Director                    Eastern Group Finance Limited                N
                                 Director                    Eastern Private Network
                                                             Management Limited                           N
                                 Director                    EBO Czech Investments Limited                N
                                 Director                    Electricity Association Limited              N
                                 Director                    Energy Holdings (No. 3) Limited              N
                                 Director                    EPN Distribution Limited                     N
                                 Director                    Exel Investments Limited                     N
                                 Chairman                    Exel Plc                                     N
                                 Director                    F.W. Cook (Mechanical Services)
                                                             Limited                                      N
                                 Director                    Forne Limited                                N
                                 Director                    Genient Limited                              Y
                                 Director                    GTC Pipelines Limited                        N
                                 Non-executive Director      HSBC Bank plc                                N
                                 Executive Chairman          Kelsey-Hayes Corporation                     N
                                 Chairman                    Liberata plc                                 N
                                 Director                    Mainpower plc                                Y
                                 Director                    Mel Group Limited                            N
                                 Director                    Norwich Capital Investments
                                                             Limited (Dissolved)                          N
                                 Director                    NTL Telecom Services Limited                 N
                                 Director                    Offshore Oil & Gas Development
                                                             Company Limited                              N
                                 Director                    The Energy Group Limited                     N
                                 Director                    Three Gates Limited                          Y
                                 Director                    TXU (UK) Holdings Limited                    N
                                 Director                    TXU Direct Sales Limited                     N
                                 Director                    TXU Europe (Ten) Limited                     N
                                 Director                    TXU Europe Energy Trading Limited            N
                                 Director                    TXU Europe Group plc                         N
                                 Director                    TXU Europe Leasing (4) Limited               N
                                 Director                    TXU Europe Leasing (5) Limited               N
                                 Director                    TXU Europe Limited                           N
                                 Director                    TXU Europe Natural Gas (Trading)
                                                             Limited                                      N
                                 Director                    TXU Europe Overseas Finance
                                                             Limited                                      N
                                 Director                    TXU Europe Power Limited                     N
                                 Director                    TXU Europe Renewable Generation
                                                             Limited                                      N
                                 Director                    TXU Nordic Holdings Limited                  N
                                 Director                    TXU UK Limited                               N
                                 Director                    Unicorn Music and Dance Limited              Y
Michael Donovan                  Director                    British Aerospace Defence Systems
                                                             Limited (now called BAE Systems
                                                             (Defence Systems) Ltd)                       N
                                 Director                    British Aerospace Land & Sea
                                                             Systems Limited (now called BAE
                                                             Systems (Land and Sea Systems)
                                                             Ltd                                          N
                                 Director                    General Domestic Appliances
                                                             Holdings Limited                             N
                                 Director                    Matra BAe Dynamics SAS                       N

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

                                                                                                   Position
                                                                                                 still held
Name                             Position                    Company/Partnership                      (Y/N)
----                             --------                    -------------------                 ----------
                                 Director                    STN-Atlas Elektronik GmbH                    N
                                 Director                    Yard Limited                                 N
Christopher Holden               Partner                     Arthur Andersen (in dissolution)             Y
                                 Director                    St Kenelms Management Services
                                                             Limited                                      Y
Kent Atkinson                    Senior Non-Executive        Coca-Cola HBC S.A. (Athens)                  Y
                                 director
                                 Non-Executive Director      Coca-Cola Beverages Ltd
                                                             (Dissolved)                                  N
                                 Non-Executive Director      Cookson Group plc (with effect
                                                             from 1 April 2003)                           Y
                                 Director                    Lloyds Bank Financial Services
                                                             (Holdings) Limited                           N
                                 Director                    Lloyds Bank Subsidiaries Limited             N
                                 Director                    Lloyds Commercial Properties
                                                             Limited                                      N
                                 Non-Executive Director      Lloyds TSB Bank plc                          Y
                                 Non-Executive director      Lloyds TSB Group plc                         Y
                                 Director                    Lloyds TSB Financial Services
                                                             Holdings Limited                             N
                                 Director                    TSB Bank Limited                             N
                                 Director                    Three Copthall Avenue Limited                N
Werner Koepf                     Director                    Compaq Computer Group Limited                N
                                 Director                    Compaq Computer Limited                      N
                                 Director                    Compaq Computer Manufacturing
                                                             Limited (now called
                                                             Hewlett-Packard Manufacturing
                                                             Ltd)                                         N
                                 Director                    Pixelpark CEE Holding AG (now
                                                             known as PXP Software AG)                    Y
                                 Managing Director           Compaq Computer International
                                                             GmbH (now known as Hewlett
                                                             Packard International SARL GmbH)             N
                                 Managing Director           Compaq Computer EMEA BV                      N
                                 Chairman                    Compaq Computer GmbH                         N
                                 Chairman                    Compaq Computer Austria GmbH                 N
Derek Bonham                     Chairman                    Cadbury Schweppes Public Limited
                                                             Company                                      Y
                                 Chairman                    CamAxys Group plc                            Y
                                 Director                    Energy Holdings (No. 3) Limited              N
                                 Non-executive Director      Glaxo Wellcome plc (now called
                                                             GlaxoSmithkline Services
                                                             Unlimited)                                   N
                                 Non-executive Director      GlaxoSmithkline plc                          N
                                 Director                    Hanson Pension Trustees Limited              N
                                 Director                    I-Fax Europe Limited                         N
                                 Director                    I-Fax Limited                                N
                                 Chairman                    Imperial Tobacco Group plc                   Y
                                 Director                    Newzquest plc                                N
                                 Director                    Newzeco Limited                              Y
                                 Director                    Peabody Holdings Company, Inc                N
                                 Director                    The Energy Group Limited (In
                                                             Administration)                              N
                                 Non-executive Director      TXU Corporation                              Y
                                 Non-executive Director      TXU Europe Limited                           N
Ian Clubb                        Non-Executive Chairman      Amalgamated Scottish Oil Limited             Y
                                 Chairman                    B Elliott Group Limited                      Y
                                 Chairman                    B Elliott Limited                            Y
                                 Director                    B Elliott plc                                N
                                 Non-Executive Chairman      Concentric plc                               N
                                 Non-Executive Chairman      DMWS 601 Limited                             N

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

                                                                                                   Position
                                                                                                 still held
Name                             Position                    Company/Partnership                      (Y/N)
----                             --------                    -------------------                 ----------
                                 Director                    Dunedin Smaller Companies
                                                             Investment Trust plc                         N
                                 Non-Executive Director      Expro International Group plc                Y
                                 Non-Executive Director      First Choice Holidays plc                    Y
                                 Non-Executive Director      Keycom plc                                   N
                                 Director                    Kuoni Holdings plc                           N
                                 Non-Executive Chairman      Longville Group Limited                      Y
                                 Non-Executive Chairman      Platinum Investment Trust plc                Y
                                 Non-Executive Chairman      Shanks plc                                   Y
                                 Non-Executive Chairman      Sitex Security Products Limited              N
                                 Director                    Thorn Lighting Group plc                     N
                                 Director                    Thorn Lighting Pension Trustees
                                                             Limited                                      N
                                 Director                    Unijet Group Limited                         N
Kathleen Flaherty                Non-Executive Director      CMS Energy Corporation                       Y
                                 Non-Executive Director      Consumers Energy Company                     Y
                                 Director                    Winstar Europe S.A. (Belgium)                N
                                 Director                    Winstar Communications S.A.                  N
                                 Director                    Winstar Holdings BV (Netherlands)            N
                                 Director                    Winstar Communciations GMBH
                                                             (Germany)                                    N
                                 Director                    Winstar Communications BV
                                                             (Netherlands)                                N
                                 Director                    Winstar Communications S.A.
                                                             (France)                                     N
                                 Director                    Winstar Communications Limited
                                                             (UK)                                         N
                                 Director                    Winstar Communications S.A.
                                                             (Switzerland)                                N
                                 Director                    Winstar Communications S.A.
                                                             (Belgium)                                    N
                                 Director                    Winstar Columbia Ltda.                       N
                                 Director                    Winstar Japan Limited (Japan)                N
                                 Director                    KDDI Winstar Corporation (Japan)             N
                                 Director                    Winstar International HongKong
                                                             Holding
                                                             (BVI) Limited                                N
                                 Director                    Winstar HongKong (BVI) Limited               N
                                 Director                    Winstar Communications HongKong
                                                             Limited                                      N
                                 Director                    Winstar Asia NDMO Pte Limited
                                                             (Singapore)                                  N

Save as disclosed in this Part E.1, at the date of this document none of the
Directors:

      a. has been director or partner of any companies or partnerships at any time in the previous five years; or

      b.    has any unspent convictions in relation to indictable offences; or

      c. has been bankrupt or entered into an individual voluntary arrangement; or

      d. was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors save in the case of the plc Scheme and the Corp Scheme as described in parts II and III; or

      e. has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or voluntary arrangement of such partnership; or

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART E

--------------------------------------------------------------------------------

      f. has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

      g has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

E.2   TRUSTEES OF THE BONDS

The Law Debenture Trust Corporation p.l.c. has a material interest in both of the Schemes by reason of being a Scheme Creditor in each Scheme. Law Debenture Trust Company of New York will be appointed New Senior Notes Trustee in respect of the New Senior Notes to be issued under the Schemes and The Law Debenture Trust Corporation p.l.c. will be appointed Security Trustee under the Security and Intercreditor Trust Deed. Law Debenture Trust Company of New York is an affiliate of The Law Debenture Trust Corporation p.l.c. The Bank of New York has a material interest in both of the Schemes by reason of being a Scheme Creditor in each Scheme. The Bank of New York will be appointed as Distribution Agent and as ADR Depositary in respect of any ADRs to be issued under the Schemes.

The Eurobond Trustee and the Yankee Bond Trustee also have a material interest in the Schemes by reason of their being owed sums in respect of fees, costs, expenses and liabilities, amounting to a total of L155,159.92 as at 18 March 2003 in respect of the Eurobond Trustee, and a total of L144,450.96 as at 14 March 2003 in respect of the Yankee Bond Trustee (both figures inclusive of VAT). These fees, costs, expenses and liabilities were incurred as a result of the Eurobond Trustee and Yankee Bond Trustee's roles during the drafting and negotiation of the Schemes. If the Schemes are implemented then these fees, costs, expenses and liabilities will be paid in priority to Scheme Claims. Affiliates of the Eurobond Trustee, through such affiliates acting as New Senior Notes Trustee and Security Trustee, and the Yankee Bond Trustee, through its acting as Distribution Agent and ADR Depositary, will be entitled to the payment of fees and reimbursement of expenses incurred in performing their respective duties under these ongoing roles.

                           I.  EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART F

--------------------------------------------------------------------------------

F.     RISK FACTORS

This Part F sets out the principal risk factors affecting the Group and should be read in conjunction with all other information contained in this document. Additional risks and uncertainties not presently known to the Group or that the Group currently deems immaterial may also have a material adverse effect on the business, financial condition or results of operations of the Group. Except in Part F.1 and as the context otherwise requires, this Part F assumes that the Schemes will be implemented in accordance with their terms and does not include risk factors about the Group in the event that either or both of the Schemes do not become effective (which are discussed in the letter from the Chairman of plc and of Corp in Section 1).

All statements in this document (other than parts II and III) are to be read subject to, and are qualified in their entirety by, the matters referred to in this Part F.

For ease of reference only, the risk factors set out below have been grouped into the following four categories:

      a. Risks related to a failure to implement or a delay in implementing the Restructuring;

      b.    Risks arising from implementation of the Restructuring;

      c.    Operating risks; and

      d. Risks related to ownership of the New Shares, the New Notes and the Warrants.

F.1 RISKS RELATED TO A FAILURE TO IMPLEMENT OR A DELAY IN IMPLEMENTING THE RESTRUCTURING

ESOP DERIVATIVE BANKS MAY BE ABLE TO TERMINATE THEIR STANDSTILL UNDERTAKINGS PRIOR TO IMPLEMENTATION OF THE RESTRUCTURING.

As discussed in Part D.2 of this Section, plc is the guarantor with respect to the equity derivative transactions with the ESOP Derivative Banks. The ESOP Derivative Banks have previously asserted that they also have claims against certain Group operating companies, including Corp, based on the ESOP Funding Letters executed by those companies. Under the terms of the ESOP Settlement Agreement, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group. The settlement is conditional upon the Corp Scheme becoming effective and, in the interim, the ESOP Derivative Banks have agreed to a standstill, namely that they will not commence or further any claims or proceedings against Bedell Cristin Trustees Limited, plc or any Group operating companies (or any of their respective directors and officers) under the ESOP Funding Letters (including releases thereof), the ESOP Derivative Transactions or the plc guarantee of the ESOP Derivative Transactions.

The standstill terminates on the occurrence of one of the relevant events set out in the ESOP Settlement Agreement, including (a) the further release of ESOP Funding Letters in certain circumstances, (b) enforcement of the interim security, (c) the Corp Scheme not obtaining the requisite approval at the Scheme Meeting, (d) the Court sanction for the Corp Scheme not being obtained, (e) a demand being made by the agent for the repayment of the Bank Facility, (f) an insolvency event occurring in relation to Corp or, subject to certain limitations, plc and (g) the Effective Date for the Corp Scheme not occurring on or before 31 December 2003.

EFFECTIVENESS OF THE SCHEMES REQUIRES THE APPROVAL OF CREDITORS AND SANCTION BY THE COURT.

In order for the Corp Scheme and the plc Scheme to become effective, they must be approved by Scheme Creditors of Corp and plc, respectively, as described in this document. Although each of the then members of the Informal Committee of Bondholders and certain members of the Co-ordination Committee indicated as at 13 December 2002 that it was their current intention to vote in favour of the Schemes, they are not bound to do so and in any event do not represent a sufficient proportion of the Scheme Creditors to ensure that the Schemes will be approved. Each of the ESOP Derivative Banks has provided a voting undertaking in relation to the Schemes (as described in more detail in Appendix 19). The willingness of other creditors to vote in favour of the Schemes will be dependent on their assessment of what they would be likely to receive if the Restructuring was successfully concluded, which will depend among other things on their view of the prospects with respect to the Group's future results of operations, financial condition and working capital position and their assessment of

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what they would be likely to receive in insolvency proceedings in connection with the Group. Accordingly, there can be no assurance that the Scheme Creditors will vote to approve either of the Schemes.

In addition, for the Schemes to become effective, they must receive the sanction of the Court, as described in this document. The Court will not sanction either of the Schemes unless it is satisfied that the proposed arrangements are fair to the creditors whose claims are being compromised pursuant to the Schemes. There can be no assurance that the court will determine that the Schemes are fair to creditors or that the Court will not conclude that there are other reasons why the Schemes should not be approved.

EFFECTIVENESS OF EACH OF THE SCHEMES WILL DEPEND UPON THE GRANTING OF AN ORDER BY A US BANKRUPTCY COURT.

Even if one or both of the Schemes are approved by Scheme Creditors and sanctioned by the English Court, the necessary steps required to make either of them effective will not be taken unless a permanent injunction in respect of the relevant Scheme is granted by a US Bankruptcy Court under Section 304 of Title 11 of the United States Code. The US Bankruptcy Court will not grant such an injunction unless it is convinced that the relevant Scheme will abide by fundamental standards of procedural fairness and is not repugnant to any fundamental principle of US law. There can be no assurance that the US Bankruptcy Court will determine that this standard has been met, or that the US Bankruptcy Court will not conclude that there are other reasons why the order should not be granted.

THE CORP SCHEME MAY BE IMPLEMENTED EVEN IF THE PLC SCHEME IS NOT, IN WHICH CASE CORP SCHEME CREDITORS WILL RECEIVE LESS SCHEME CONSIDERATION THAN IF BOTH SCHEMES BECOME EFFECTIVE, AND PLC WILL BE FORCED INTO AN INSOLVENCY PROCEEDING.

The effectiveness of the plc Scheme is conditional on the Corp Scheme becoming effective, but the effectiveness of the Corp Scheme is not conditional on the plc Scheme becoming effective. Because Scheme Creditors must vote on each of the Corp Scheme and the plc Schemes independently, the Corp Scheme may be approved by Scheme Creditors, while the plc Scheme is not. Moreover, it is possible that the Court may sanction one Scheme but not the other, or that the US Bankruptcy Court may issue an injunction in respect of one Scheme but not the other.

If the Corp Scheme becomes effective but the plc Scheme does not, Corp Scheme Creditors will receive less, and Corp Scheme Creditors that are also plc Scheme Creditors could receive significantly less, Scheme Consideration than if both Schemes become effective. There are two reasons for this. First, Corp itself is expected to be a significant plc Scheme Creditor, and the portion of the plc Scheme Consideration that Corp would receive in respect of its claim against plc will not be available for distribution to Corp Scheme Creditors pursuant to the Corp Scheme unless the plc Scheme becomes effective. Second, a significant portion of the Corp Scheme Consideration is expected to be distributed via Ancrane, a wholly owned subsidiary of plc, and this portion of the Corp Scheme Consideration will not be distributed to plc Scheme Creditors pursuant to the plc Scheme unless that Scheme becomes effective.

If the plc Scheme does not become effective as and when contemplated in this document, then plc would inevitably have to enter into some form of insolvency proceeding. If the Corp Scheme has become effective, however, the portion of the Corp Scheme Consideration distributed to Ancrane would be among the assets on which plc creditors would have a claim in any such proceeding. Moreover, Corp itself would be entitled to prove its claim against plc in such an insolvency proceeding, and any recovery by Corp in that proceeding would eventually be available for distribution to Corp Scheme Creditors.

CORP AND/OR PLC AND/OR THE PROSPECTIVE SUPERVISORS OF THE CORP SCHEME AND/OR THE PLC SCHEME MAY CEASE TO BE SATISFIED AS TO THE SUFFICIENCY OF THE RESERVE CLAIMS SEGMENT OF THAT SCHEME AND/OR CORP MAY CEASE TO BE OF THE OPINION THAT CORP'S WORKING CAPITAL STATEMENT REMAINS VALID.

Corp will not take the necessary steps to make the Corp Scheme effective unless and until (among other things), (a) Corp has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the Corp Scheme Meeting, (iii) the hearing to sanction the Corp Scheme and (iv) the Effective Date, to the

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effect that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital contained in Part D.21 of this Section remains valid; and (b) the Prospective Supervisors of the Corp Scheme have provided confirmation in writing to Corp (for Corp's sole benefit) on the day of, but prior to, each of events (i) to (iv) above to the effect that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors.

plc will not take the necessary steps to make the plc Scheme effective unless and until (among other things) (a) plc has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the Prospective Supervisors (for the sole benefit of the Prospective Supervisors) prior to each of (i) the release of the interim security granted by Corp through its special purpose subsidiary Highrose Limited, (ii) the plc Scheme Meeting,
(iii) the hearing to sanction the plc Scheme and (iv) the Effective Date, to the effect that plc remains satisfied that the reserves built into the plc Scheme are sufficient to meet distributions due to be made to all plc Scheme Creditors; and (b) the Prospective Supervisors of the plc Scheme have provided confirmation in writing to plc (for plc's sole benefit) on the day of, but prior to, each of events (i) to (iv) above to the effect that they have no reason to disagree with plc's view that the reserves built into the plc Scheme are sufficient to meet distributions due to be made to all plc Scheme Creditors.

If any of the confirmations relating to the Corp Scheme is not forthcoming, neither the Corp Scheme nor the plc Scheme will proceed. If any of the confirmations relating to the plc Scheme is not forthcoming the plc Scheme will not proceed.

THE INTERIM SECURITY MIGHT BE ENFORCED, OR MIGHT NOT BE RELEASED, BEFORE THE SCHEME MEETINGS.

If the interim security has not been released prior to the Corp Scheme Meeting, neither Corp nor plc will proceed with their respective Schemes and, in their inevitable subsequent insolvency proceedings, the interim security would remain in place (meaning that the Bank Creditors, Secured Bondholders and Barclays Bank PLC (in its capacity as an ESOP Derivative Bank) would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts, the balance of which was approximately L770,700,000 as at 27 March
2003).

The occurrence of an enforcement event under the interim security (details of which are set out in Part D.1 of this Section) prior to the Scheme Meetings would have the following implications:

      a. the majority Bank Creditors (66 2/3 per cent. by value, which includes in its calculation bilateral and guarantee exposures of the Syndicate Banks to Corp) would be entitled to instruct the security trustee for the interim security not to release any further amounts from the Lockbox Accounts;

      b. the majority, currently three out of four, of the members of the Informal Committee of Bondholders would be entitled to instruct Corp and Highrose Limited not to make or request further withdrawals from the Lockbox Accounts (this is the practical equivalent of (a), but in favour of the Informal Committee of Bondholders who have not been granted rights to instruct the security trustee directly); and/or

      c. the majority creditors (ie. more than 50 per cent. by value of all Bank Creditors and all Secured Bondholders) would be entitled to instruct the security trustee (through the Co-ordination Committee) to enforce the interim security (in practice, Bank Creditors hold more than 50 per cent. of the value of claims and thus currently have the ability to do this).

The interim security contemplates an Effective Date of the Restructuring of no later than 30 June 2003. Implementation of the Corp Scheme later than that date (or it becoming apparent that that date is no longer likely to be achieved) is one of the enforcement events in relation to the interim security.

An enforcement event under the interim security would also entitle Barclays Bank PLC, the participating ESOP Derivative Bank, to terminate its Restructuring Undertaking Agreement (as described in Part D.2 of this Section) (unless it is apparent that the Corp Scheme will proceed in any case). Enforcement of the interim security would entitle any of the ESOP Derivative Banks to terminate the standstill contained in the ESOP Settlement Agreement and would also entitle them to terminate their related voting undertakings.

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THE SCHEMES WILL NOT BE EFFECTIVE BY THE TIME PRINCIPAL OR INTEREST BECOMES PAYABLE UNDER THE BANK FACILITY AND/OR THE BONDS.

The Bank Facility was due for repayment on 25 March 2003. Corp has not made such repayment and the facility agent has reserved all rights in this regard. Failure by Corp to repay the Bank Facility gives rise to direct rights on the part of individual Syndicate Banks to bring actions for recovery of the debt owing to them and, in addition, will, after the expiry of a five Business Day grace period, result in a cross default under the Eurobonds and Yankee Bonds. The longstop date applicable to (a) Corp's interest rate swap close-out loans with JP Morgan Chase Bank and Barclays Bank PLC, (b) Corp's terminated interest rate swap with UBS AG and (c) the closed-out equity derivative between Bedell Cristin Trustees Limited and UBS AG (in respect of which plc is the credit support provider) was also 25 March 2003, after which date such creditors may demand repayment or payment (as applicable) of principal and interest thereunder.

A Yankee Bond interest payment was due on 15 March 2003. Given the expiration of the applicable 14 day grace period, non-payment of such interest will be an event of default entitling the Yankee Bond Trustee or the holders of 25 per cent. of each respective Yankee Issue to accelerate repayment of the respective Yankee Issue. Failure to pay interest under the Yankee Bonds on the due date also entitles individual holders of Yankee Bonds (under the US Trust Indenture Act of 1939 (as amended)), to sue for recovery of the missed interest coupon from Corp.

The Eurobonds had an interest payment due on 30 March 2003. Failure to make the interest payment will, after a grace period of 14 days, be an event of default entitling the holders of 25 per cent. of each respective Euro Issue to instruct the Eurobond Trustee to accelerate repayment of that Euro Issue.

In England, if Bondholders or Syndicate Banks sought to exercise direct rights against Corp and/or plc in respect of payment defaults it is likely that they would:

      (a) petition for a winding up or administration order against Corp and/or plc; or

      (b) seek to obtain a summary judgment for repayment of the money owed to them.

Assuming a statutory demand is not required, it would take a creditor at least three weeks (from the date of service of a winding up on Corp and/or plc) to obtain an order for winding up. In practice, however, this is likely to take closer to six weeks. Administration and winding up are both class remedies in that the Court would be required to exercise its discretion in the best interests of Corp's and/or plc's creditors as a whole. Corp and plc each believe that a Court is likely to conclude that such interests would best be served by creditors being given an opportunity to consider the Corp Scheme and/or plc Scheme (as applicable) and that the Court would therefore be unlikely to allow an individual creditor to frustrate the Restructuring by obtaining an administration order or winding up order prior to the Scheme Meetings. Further, Corp and plc each believe that it is unlikely that the Court would make a winding up order after the Scheme Creditors have voted in favour of the Corp Scheme and/or the plc Scheme (as applicable). Corp would strongly oppose the making of an administration or winding up order prior to or after the Scheme Meetings and would, at the appropriate stage, actively encourage Scheme Creditors that support the Restructuring to appear and oppose such order.

It is likely that it would take a creditor at least three months to obtain a summary judgment against Corp and/or plc (on the basis that a Court would be unlikely to consider the aim of defeating the Schemes to be good grounds for an expedited hearing). Levying execution against Corp's and/or plc's property in respect of any summary judgment which was obtained would require the relevant creditor to make further applications to the Court (with the attendant delays). Corp and plc believe that they would have good grounds for obtaining a stay of enforcement given that a writ of execution (or other form of execution) would otherwise prefer that creditor over the relevant Scheme Company's other creditors.

In the United States, if any Scheme Creditor sought to exercise direct rights against Corp and/or plc in respect of payment defaults it is likely that they would:

      (a) seek to obtain a judgment for repayment of the money owing to them; and/or

      (b) file an involuntary petition against Corp or plc, as the case may be, under Chapter 7 (liquidation) or Chapter 11 (reorganization) of the Bankruptcy Code (three creditors, with aggregate claims of at least US$11,625 would be required to file such a petition).

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Corp has submitted to New York state and federal jurisdiction in connection with the Yankee Bonds and would therefore be subject to any action filed there. In the New York state courts, an individual creditor might avail itself of a procedure allowing expeditious judgment on a claim for non-payment of money on an instrument (where such claim is for a sum that can be made certain by computation). The process to judgment would take at least 20 days. There is a small risk that, in conjunction with such action, a creditor could successfully seek to attach Corp's assets in New York (by way of ex parte application and by demonstrating sufficient risk that the asset might otherwise be dissipated or removed from the jurisdiction). If a creditor obtained a New York court judgment against Corp, then that creditor could try to enforce that judgment against Corp's US assets.

Corp believes that a US federal bankruptcy court would be likely to suspend or dismiss an involuntary petition under Chapter 7 or Chapter 11 if it determined that the interests of Corp and its creditors would be better served thereby, or if a foreign proceeding (such as the Corp Scheme) was pending and the same would be consistent with the due process requirements and insolvency principles necessary to establish an ancillary proceeding under section 304 of the Bankruptcy Code (in respect of which see Appendix 21). Corp further believes that support from Scheme Creditors that support the Restructuring would be likely to have a bearing on the court's determination and would therefore actively encourage such support in defending a petition.

Corp has approximately L2.2 billion outstanding under the Bank Facility which, as described above, was due for repayment on 25 March 2003. In addition, the principal amounts outstanding in respect of the Eurobonds and Yankee Bonds are E1.5 billion and US$1.8 billion respectively. Each of these obligations is guaranteed by plc. Failure to repay the Bank Facility when due would trigger a cross default under the Eurobonds and Yankee Bonds, entitling (i) the holders of 25 per cent. of each respective Yankee Issue to accelerate repayment of the relevant Bonds, and (ii) the holders of 25 per cent. of each respective Euro Issue to require the Eurobond Trustee to accelerate repayment of the relevant Bond. For the reasons described above, there can be no assurance that the Schemes will become effective, or that they will become effective within the timeframe contemplated. If the Corp Scheme does not become effective in the manner described in this document, the Group will be unable to repay the above debt to its Syndicate Banks and, when due, to its Bondholders and Corp and plc will be forced into insolvency proceedings.

THE CONDITIONS TO EFFECTIVENESS OF THE SCHEMES MAY NOT BE SATISFIED BY 19 JUNE 2003.

If the conditions to the effectiveness of either Scheme have not been satisfied by 19 June 2003, then the relevant Scheme will be withdrawn and not made effective. If the Corp Scheme does not become effective as and when contemplated in this document, and in any event by 19 June 2003, Corp and plc would have to enter into some form of insolvency proceedings.

F.2    RISKS ARISING FROM IMPLEMENTATION OF THE RESTRUCTURING

CORP WILL HAVE SIGNIFICANT DEBT OUTSTANDING AND WILL HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS, WHICH WILL MAKE THE GROUP MORE VULNERABLE TO ECONOMIC DOWNTURNS AND REDUCE ITS FLEXIBILITY.

Following the Restructuring, Corp will have significant debt outstanding. This is likely to limit Corp's ability to obtain additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts and acquisitions of new assets in excess of those in its current business plan. In addition, although Corp will be permitted to meet interest payment obligations under the New Junior Notes through payment in kind by issuing additional New Junior Notes, it will otherwise be required to devote a significant proportion of its cash flow from operations to the payment of interest on its debt obligations, thereby reducing the funds available for other purposes. Corp's level of debt and the fixed nature of a portion of its debt service costs will make it more vulnerable to economic downturns, reduce its flexibility to respond to changing business and economic conditions and limit the Group's ability to pursue business opportunities, to finance its future operations or business needs and to implement its business strategies.

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CORP WILL BE REQUIRED TO COMPLY WITH RESTRICTIVE COVENANTS AND AFFIRMATIVE FINANCIAL COVENANTS, WHICH WILL SIGNIFICANTLY LIMIT THE GROUP'S FINANCIAL AND OPERATIONAL FLEXIBILITY.

Following the Restructuring, the terms of the indentures governing the New Notes will require Corp and its Subsidiaries to comply with restrictive covenants and the terms of the indenture governing the New Senior Notes will also require Corp to comply with certain affirmative financial covenants. In addition, the Performance Bonding Facility and the Working Capital Facility will contain restrictive covenants. The relevant covenants will become applicable immediately upon issuance of the New Notes and execution of the Working Capital Facility and the Performance Bonding Facility, as the case may be, and will, among other things, restrict the ability of Corp and its subsidiaries to incur additional indebtedness, pay dividends on and redeem shares of Corp and its subsidiaries, redeem certain subordinated obligations, make investments, undertake sales of assets, engage in certain transactions with affiliates, sell or issue capital stock of subsidiaries, permit liens to exist, operate in other lines of business, engage in certain sale and leaseback transactions and engage in mergers, consolidations or sales of all or substantially all the assets of Corp. The affirmative financial covenants in the indentures governing the New Senior Notes will apply only from and after 30 September 2005 and relate to the minimum ratio of EBITDA to gross cash finance charges and the maximum ratio of indebtedness to total EBITDA, in each case measured with respect to the Corp Group other than the Ringfenced Entities. Restrictions stemming from these covenants and from the need to comply with the affirmative financial covenants will significantly limit the Group's financial and operational flexibility, and could have a significant adverse effect on its business, results of operations and financial condition.

Corp's ability to satisfy the affirmative financial covenants will be affected by changes affecting its business, results of operations and financial condition, and is thus subject to the risks described elsewhere in this Part F. A failure to comply with the restrictive covenants or the affirmative financial covenants in the indentures governing the New Notes would, if not cured or waived, constitute an event of default under the New Notes; a failure to satisfy restrictive covenants under the Working Capital Facility and/or the Performance Bonding Facility could also constitute an event of default. Subject to the Security Trust and Intercreditor Deed, the occurrence of an event of default in respect of any of these facilities would permit acceleration of all amounts borrowed thereunder, which could constitute a cross-default under the others, as well as other borrowing arrangements to which Corp or its subsidiaries are party. In such circumstances, there can be no assurance that Corp would have sufficient resources to repay the full principal amount of the New Notes and the relevant indebtedness under the Working Capital Facility and the Performance Bonding Facility in full. Holders of the Corp Shares might then receive no return on their investment. Moreover, a failure to comply with restrictive covenants constituting an event of default under the Working Capital Facility or the Performance Bonding Facility would permit the lenders under the facilities to terminate their commitments to make further extensions of credit thereunder, which would be likely to have a material adverse effect on the business, results of operations and financial condition of the Group.

A NUMBER OF SIGNIFICANT GROUP CONTRACTS CONTAIN TERMINATION PROVISIONS THAT MAY BE TRIGGERED BY THE RESTRUCTURING.

Some of the Group's significant contracts to supply customers with systems and services contain provisions that allow its counterparties to terminate the contracts upon a change of control or a composition with creditors or similar arrangement affecting one or more Group companies. Some or all of these counterparties may take the view that the Restructuring gives rise to a right of termination under these contracts, and may accordingly seek to terminate or renegotiate them. Early termination or significant renegotiation of these contracts, individually or in the aggregate, could have a materially adverse effect on the Group's results. Moreover, disputes over whether the Restructuring constitutes a change of control for purposes of terminating these contracts could result in litigation which would be costly, would adversely affect the Group's ability to make accurate predictions needed to run its business and could adversely affect customers' perceptions of the Group.

THE GROUP WILL LOSE THE BENEFIT OF CERTAIN TAX LOSSES AS A RESULT OF THE RESTRUCTURING.

In recent years, the Group has accumulated significant tax losses (and other tax credits) that are not currently recognised as deferred tax assets (see Appendix
1). As a result of the Restructuring the Group may (and, in some

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cases, expects that it will) forfeit these losses, or be restricted in its ability to offset them against future profits, in various jurisdictions due to the requirements of existing and proposed tax legislation governing the use of losses after a change in ownership. The relevant jurisdictions each define a change in ownership differently, and in some cases include additional conditions which, if met for a considerable amount of time after the change in ownership, allow the losses to continue to be used. It is not therefore possible at this stage to quantify the total amount of forfeiture or restriction of the tax losses. There should be no immediate cash cost of any such forfeiture or restriction, but if profits are earned in an affected jurisdiction in the future, they could be subject to tax in full.

THE EFFECTIVENESS OF THE SCHEMES IS NOT CONDITIONAL ON THE ADMISSION OF THE NEW SHARES, THE NEW NOTES OR THE WARRANTS TO THE OFFICIAL LIST OR TO TRADING ON THE LONDON STOCK EXCHANGE OR ANY OTHER SECURITIES EXCHANGE, AND PERMISSION FOR SUCH LISTING MAY BE DELAYED OR DENIED.

Application has been made to the UKLA for the New Shares, the New Notes and the Warrants to be admitted to the Official List and to trading on the London Stock Exchange. While it is expected that admission to the Official List and to trading will take place on the Effective Date of the Corp Scheme, there can be no assurance that there will not be a delay in, or denial of, the admission of the New Shares, the New Notes and/or the Warrants after the Corp Scheme has become effective. If admission to the Official List and to trading on the London Stock Exchange does not take place as and when expected, Corp will use its reasonable efforts to list the New Shares, the New Notes and the Warrants in London or on another recognised stock exchange thereafter.

If admission to the Official List and to trading on the London Stock Exchange does not take place on the Effective Date, this will inhibit the development of a liquid trading market for the New Shares, the New Notes and the Warrants which is likely to have a material adverse effect on their value. Additionally, if the New Notes are not listed on a recognised stock exchange within the meaning of applicable UK tax legislation, withholding tax may be payable on interest payments in respect of the New Notes. Under the terms of the New Notes, Corp will be required to pay additional amounts to the holders of the New Notes in respect of any amounts withheld. While this should not result in any direct cost to the holders of the New Notes, the payment of these "gross up" amounts will be an additional cash expense for Corp and could have a material adverse effect on Corp's financial condition and results of operations.

Additionally, Corp intends to establish an ADR programme in respect of the New Shares and will apply to list such ADRs on NASDAQ. It is currently anticipated that this listing will become effective during the third calender quarter of 2003. Nevertheless, there can be no assurance that such listing will take place within the time expected, or at all. If the NASDAQ listing does not take place as and when expected, this may also inhibit the development of a liquid trading market for the ADRs, which is likely to have a material adverse effect on their value.

F.3    OPERATING RISKS

THE TELECOMMUNICATIONS INDUSTRY IS EXPERIENCING A SEVERE DOWNTURN, MANY OF THE GROUP'S CUSTOMERS HAVE REDUCED AND ARE CONTINUING TO REDUCE CAPITAL EXPENDITURE AND, AS A RESULT, DEMAND FOR THE GROUP'S PRODUCTS AND SERVICES HAS DECLINED AND MAY CONTINUE TO DECLINE.

The telecommunications industry is currently experiencing a prolonged and severe downturn. Many of the Group's current and potential customers are network operators with high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecommunications development and overspending on licence fees have forced network operators to undertake extensive restructuring and cost-cutting initiatives. In light of market conditions, many of the Group's customers have delayed delivery of orders previously placed and have implemented drastic reductions in capital expenditure in 2002 and 2003 as compared to 2001 and even more so in comparison with 2000, and may further reduce capital expenditure. As a result, demand for the Group's products and network roll-out services has declined.

The Group's near-term financial objectives do not depend on assumptions or expectations of improvement in market conditions for the telecommunications industry or improvement in current levels of sales in the Core

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businesses. However, they do assume that there will not be a further material deterioration in current market conditions or a material decline in sales levels. Additionally, achievement of the Group's longer-term financial objectives will depend upon an increase in the Group's sales volumes based on an improvement in demand for the Group's products and services, due to a recovery of the industry or otherwise. Consequently, if demand remains weak for the Group's products and services, resulting from the financial condition of the Group's customers, market and industry conditions or otherwise, it is likely to have a material adverse effect on the Group's business, results of operations and financial condition in the longer term. In particular, this may affect the Group's ability to achieve its profitability and cash flow objectives and, consequently, it may impact on the future funding requirements of the business.

There can be no assurance that the telecommunications market will improve within any particular timeframe or at all, or that it will not experience subsequent, and possibly more severe and/or prolonged, downturns in the future.

THE GROUP IS CURRENTLY NOT PROFITABLE AND HAS BEEN EXPERIENCING NET OPERATING CASH OUTFLOWS, AND WILL NEED TO EFFECT FURTHER CHANGES IN ITS BUSINESS IN ORDER TO ACHIEVE ITS NEAR-TERM FINANCIAL OBJECTIVES.

The Group is currently not profitable and has been experiencing net operating cash outflows, and has not made an operating profit (before exceptional items and goodwill amortisation) in any fiscal quarter since the quarter ended 31 March 2002. The Group does not expect trading conditions in the telecommunications market to improve in the near-term and, as discussed above, there can be no assurance that such conditions will improve at all. Accordingly, the Group's ability to become profitable and generate positive cash flow depends significantly on improving gross margins through changes in product mix, achieving operating efficiencies, and reducing operating costs, as well as there being no further material decline in sales.

      a. Improvement in gross margins. The Group is aiming to improve gross margins within the Core businesses to between 24 and 27 per cent. during the year ending 31 March 2004. This target assumes that trading conditions in the telecommunications market will not change materially over this period from current conditions. The Group will accordingly seek to increase its gross margins by focusing its sales on higher margin products and through further supply chain rationalisation, lower unit product cost from on-going re-engineering of its products and further improvements and efficiencies in its manufacturing process, such as lower materials costs. If sales of higher margin products do not increase as a proportion of total sales and unit production costs do not fall as expected, the Group may not be able to achieve the improvement in gross margins it anticipates. Moreover, competitive pressures may compel the Group to reduce prices, such that gross margins remain steady or decrease, even if production costs fall.

      b. Reduction in operating costs (before goodwill amortisation and exceptional items). The Group is aiming to reduce the annual operating cost run-rate of the Core businesses (before goodwill, amortisation and exceptional items) to below L450 million during the financial year ending 31 March 2004, as compared with a run rate at 31 December 2002 of L550 million (before goodwill, amortisation and exceptional items). The Group will seek to achieve these cost reductions primarily through further planned reduction in headcounts as a result of further rationalisation of its activities and from natural attrition in its workforce. Reduced spending on sales and marketing initiatives and professional fees are also expected to contribute to operating cost savings. However, the actions that will be required to achieve this cost base target have not yet been fully implemented, so there is a risk that the Group may not achieve this forecast operating cost run rate or that it will not do so within the anticipated timeframe.

      c. No further decline in sales levels. The Group's sales have declined quarter on quarter for the past five quarters, reflecting the current downturn in the telecommunications industry as a whole. While the Group expects the market to recover at some stage, if sales in the Group's Core businesses continue to decline materially for a prolonged period, it is unlikely that the Group will be able to return to and maintain profitability or generate positive cash flow solely through gross margin improvements and operating cost reductions.

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Because of these risks and uncertainties, as well as the other risks and uncertainties discussed in this Section, there can be no assurance that the Group's actual experience will correspond with its assumptions and expectations, and thus no assurance that the Group will be able to return to profitability or generate positive operating cash flows within a particular timeframe or at all. Moreover, even if the Group does attain profitability and positive operating cash flow, it may not be able to sustain or increase this from quarter to quarter or from year to year.

Failure of the Group to become and remain profitable and to generate positive operating cash flow may affect its ability to pay interest and principal on the New Notes when due and will affect its ability to pay dividends on the Corp Shares. The Group may find it has limited or no ability to raise additional capital through offerings of debt or equity securities in the capital markets in the near or medium term.

A RELATIVELY SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PROPORTION OF THE GROUP'S BUSINESS. IN PARTICULAR, THE LOSS OF BRITISH TELECOMMUNICATIONS PLC AS A CUSTOMER WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON THE GROUP'S RESULTS.

A relatively small number of customers account for a significant proportion of the Group's turnover. In the six months ended 30 September 2002, sales to the Group's 10 largest customers represented approximately 46 per cent. of turnover of the Group's Core businesses. Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on the Group's results.

British Telecommunications plc and its subsidiaries are of particular importance to the Group. For the six months ended 30 September 2002, sales to BT represented approximately 17 per cent. of turnover of the Group's Core businesses. The loss of BT as a customer or any substantial reduction in orders by BT, particularly for the products and services of the Core businesses, would have a significant adverse effect on the Group's results.

PERCEPTIONS OF UNCERTAINTY SURROUNDING THE FUTURE PROSPECTS OF THE GROUP MAY HAVE AN ADVERSE EFFECT ON ITS BUSINESS.

In deciding whether or not to buy the Group's products or services, potential and existing customers are likely to consider certainty of supply as part of their procurement decision-making process. Although the Restructuring process has made it possible for the Group to continue to operate, perceptions of uncertainty may remain with respect to its financial condition and business prospects. By comparison, some competitors may have more secure balance sheets and may be perceived as more attractive suppliers. If new customers are not won, or if existing customers do not continue to place orders or are lost, it would materially adversely affect the Group's business and results of operations.

In addition, perceived uncertainties associated with the Group may adversely affect existing relationships with suppliers. If suppliers become concerned about the ability of the Group to pay its creditors, they may demand shorter payment terms or not extend normal trade credit, either of which would adversely affect the Group's working capital position. The Group may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect its results of operations.

THE GROUP OPERATES IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKET AND MAY BE UNABLE TO INVEST SUFFICIENTLY IN RESEARCH AND DEVELOPMENT TO SUSTAIN OR INCREASE SALES OF ITS PRODUCTS.

The Group's products are sold in markets that are characterised by rapid adoption of new technologies, many new product introductions, shortening product lifecycles and evolving industry standards. If the Group's products cease to be competitive, the Group would be likely to lose customers and sales, which would materially adversely affect the Group's business, results of operations and financial condition.

The process for developing new products based on rapidly moving technologies for broadband fixed networks and optical networks is complex and variable. It requires innovative solutions that are cost effective and based on accurate insights into technology and trends. Success depends on the timely and effective introduction of new products or enhancements to existing products in a way that meets customer needs and differentiates the Group's products from those offered by its competitors. At the same time, these new product introductions must achieve

                           I.  EXPLANATORY STATEMENT
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market acceptance, anticipate and accommodate emerging industry standards and be compatible with current and competitor products. If there is an unforeseen change in one or more of the technologies affecting telecommunications the Group's products may cease to be competitive.

As part of its cost reduction effort, the Group has refocused and significantly reduced its spending on research and development. The Group is aiming to reduce overall research and development spending with a target spend of around 10 per cent. of Core sales. The Group has focused more of its research and development expenditure on Core products and intends to devote an increasing proportion of spending to the optical networks and broadband routing and switching businesses. However, this may not be sufficient to maintain the competitiveness of the Group's Core products or enable it to increase its market share in key market segments. Moreover, as discussed above, the Group will be subject to restrictive covenants and other limitations and is likely to have difficulty obtaining additional sources of financing, which may affect its ability to increase spending or otherwise develop its technologies effectively.

A number of the Group's competitors have greater financial and technological resources than the Group and, therefore, are in a better position to invest in developing and acquiring proprietary technology, to expand into new business segments and to increase their market shares. The Group may not be able to develop new products and services at the same rate, maintain compatibility of its products with competitors' products or keep up with technology market trends. If the Group's products and services are not competitive, it is likely that the Group will lose customers and business, its turnover will decline and its business will be materially adversely affected.

THE GROUP IS DEPENDENT ON KEY MANAGEMENT PERSONNEL AND SKILLED TECHNOLOGY WORKERS WHOSE DEPARTURE COULD ADVERSELY AFFECT THE GROUP'S ABILITY TO DEVELOP ITS PRODUCTS AND OPERATE ITS BUSINESS.

The overall headcount of the Group's Core business has been reduced to approximately 16,000 at 31 December 2002 from 33,000 at 31 March 2001, excluding the impact of the discontinued operations (medical systems, data systems and strategic communications). This reduction has been due to the implementation of cost-reduction plans and disposals of assets and businesses. Included in the number of employees that have left the Group are managers with many years of experience in the management and operations of the Group's business as well as highly skilled technology workers and other employees with years of operational experience in the Group's business. Further workforce reductions are planned and could include key employees with valuable skills and knowledge whose departure would adversely affect the Group's ability to continue to develop new and enhance existing products.

At the same time, the uncertainties associated with headcount reductions and the Group's prospects generally may cause key employees to leave and otherwise increase employee and management turnover, which may contribute to and result in inefficiencies in running the Group's business. In addition, following the Restructuring, the incentive arrangements offered by the Group may be perceived as unattractive in comparison with those offered by the Group's competitors, which may make it more difficult to retain personnel and attract qualified replacements for those who leave. The loss of additional key managers and highly skilled technology workers may result in the Group's inability to develop new products on a timely basis, improve current technologies or operate its business efficiently.

THE GROUP IS RELIANT ON THE CONTINUED PERFORMANCE OF THIRD PARTIES IN RELATION TO CERTAIN OUTSOURCING ARRANGEMENTS.

The Group relies on outsourcing arrangements for the manufacture of certain products and components and is considering further potential outsourcing opportunities in its supply chain and logistics organisation and with respect to information technology. If the third parties on whom the Group relies or will rely in relation to these outsourcing arrangements do not fulfil their obligations under such contracts, or seek to terminate or change the terms of their contracts due to perceived uncertainty with respect to the Group's ongoing ability to perform under such contracts, or if the Group does not otherwise properly manage these relationships, such supplies or services could be severely disrupted or reduced. A significant increase in the price of key supplies or services or constraints on suppliers' capacities, particularly during periods of significant demand, in the absence of an alternative supplier, would adversely affect the Group's business. Moreover, outsourcing initiatives ultimately

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may not yield the benefits the Group expects, and may raise product costs and delay product production and service delivery. The Group's outsourcing arrangements are discussed in Part A.7 of this Section.

MEASURES TO REDUCE OPERATING COSTS COULD ADVERSELY AFFECT RELATIONS WITH EMPLOYEES OF THE GROUP, ITS SUPPLIERS AND/OR ITS PARTNERS, WHICH COULD DISRUPT ITS BUSINESS.

In order to further reduce operating costs, the Group intends to reduce the size of its workforce, in part through further rationalisation of its activities and outsourcing initiatives, and to seek to renegotiate certain existing contracts with suppliers and partners in order to obtain more favourable terms. The implementation of these plans may increase demands on, and/or negatively impact relations with, employees of the Group and its suppliers and partners. Such negative impact may result in a diminution in employee morale, labour disruptions, industrial action and/or labour-related law suits against the Group, its suppliers or partners. Any of these results could diminish the efficient operation of the Group's business, disrupt services at the facilities of the Group, its suppliers or partners and inhibit the realisation of the operating cost reductions that are fundamental to the Group's financial objectives, which would have a material adverse effect on the Group's business, financial condition and results of operations.

In Europe, particularly, employees are protected by laws giving them, through local and central work councils, rights of consultation with respect to specific matters regarding their employers' business and operations, including the downsizing or closure of facilities and employee terminations. These laws, and collective bargaining agreements to which the Group, its suppliers or partners may be subject, could impair the Group's flexibility as it continues to pursue reductions in operating expenses.

THE GROUP'S FINANCIAL REPORTING SYSTEMS REQUIRE SIGNIFICANT OPERATIONAL
RESOURCES.

As a result of the rapid expansion of the Group in 1999 and 2000, the number of different acquired systems, the deferral of the introduction of a Group-wide FRP system due to cost considerations and the disposal of a number of businesses from the Group, the operation of the Group's financial reporting systems has required and will continue to require considerable personnel resources. Taken together with the demands of the Restructuring process, this has placed significant pressure on the resources of the finance function. The Group is also in the process of implementing a number of changes to its consolidation and financial reporting systems, with a view to streamlining the existing reporting processes. Although Corp and plc currently believe that the Group's financial reporting systems are, and without the changes referred to above would remain, fit for purpose, the continued effectiveness of these systems following the Restructuring is dependent on a combination of the continued availability of sufficient finance team resources and any changes that are made to the financial reporting system being successfully implemented.

FUNDING OF PENSION PLANS MAY BECOME MORE DIFFICULT.

The interaction of poor equity markets and low interest rates over the last several years has had a significant negative impact on the funded status of and liabilities under the Group's defined benefit pension plans and contribution obligations under such plans, more details of which are set out in Part D.11 of this Section. Corp either sponsors such plans or is exposed to liabilities with respect to plans sponsored by affiliates or former affiliates. It is possible that unless equity markets and/or interest rates improve, such obligations may require Corp and/or its affiliate sponsoring companies to such plans to make additional contributions. Likewise, changes in the statement of investment principles of the UK plans, the actuarial assumptions employed in conjunction with any such plans or legislation could also result in a need for Corp and/or its affiliates to make additional contributions to such plans.

Corp does not believe that (as at 5 April 2002, the date for when figures are last available) the UK Plan has a funding deficit (by reference to the plan's own on-going basis), however investment conditions have deteriorated since 5 April 2002. If the UK Plan is wound up, however, then it is unlikely that it will have sufficient assets to discharge in full all liabilities, calculated on a winding-up rather than an on-going basis. No plans have been made to wind up the UK Plan but should such a decision be made (as opposed to operating it as a plan closed to new members), Corp and the participating Group Companies would (under current legislation) be required to make good any statutory debt (if there is one). If a statutory debt were to arise, the size of the debt (relative to the

                           I.  EXPLANATORY STATEMENT
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Group's assets) could have a materially detrimental effect on the Group's resources. The significance of the potential detrimental effect should be seen against Corp's estimate that (as at 5 April 2002) the value of the UK Plan's assets was L2.495 billion and the value of its liabilities was L2.494 billion. There is no guarantee that the value of the UK Plan's assets will not deteriorate nor that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded on a specified basis which is stricter than that required by current legislation. In its Green Paper published on 17 December 2002, the UK government has said that it is considering replacing the statutory minimum funding requirement with a scheme-specific minimum funding level, which could be higher.

Following the sale of General Domestic Appliances Holdings Limited in 2001, the trustee of the UK Plan is expected to make a payment to the buyer's pension plan in respect of the accrued benefits of the employees who transferred to the buyer. Although a basis for calculation of the transfer amount was agreed in the sale agreement for the sale of General Domestic Appliances, the trustee of the UK Plan is not bound by this. Corp is responsible for 50 per cent. of any shortfall between the transfer amount agreed in the sale agreement and the amount actually paid by the trustee. Anticipating a shortfall at the time of the sale, an allowance of L3.255 million was made in the sale price. The information received by Corp to date is that the plan actuary intends to advise the trustee to calculate the transfer amount on a basis which would (apart from the allowance in the sale price) result in a liability for Corp under the shortfall obligation of approximately L1.47 million. Allowing for the price adjustment, Corp would on these figures be entitled to L1.785 million from the buyer. If the trustee does not follow the advice of the actuary or if the actuary changes his advice, Corp expects its maximum liability under the shortfall obligation to be L14.665 million (or L12.88 million if the net over-allowance by Corp is taken into account). The actuary is not bound by his representations and a final determination of the transfer amount is not likely until April or May 2003. There can be no assurance that the trustee will not decide to follow a basis which results in a greater liability for Corp than Corp currently expects or that any such liability would not have a material adverse effect on the Group. Indeed, if the trustee refuses or fails to transfer the whole or any part of the agreed amount, Corp will be liable to pay 50 per cent. of the shortfall (less the buyer's prevailing rate of corporation tax), which could produce a significant larger liability.

THERE IS A RISK THAT THIRD PARTY INTELLECTUAL PROPERTY RIGHTS WILL BE ASSERTED AGAINST THE GROUP.

The Group relies on patents, trade marks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect its proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against the Group or against its customers in connection with their use of the Group's systems and products. The Group cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilising the relevant intellectual property. In each case, the Group's operating results and financial condition could be materially affected.

F.4    RISKS RELATED TO OWNERSHIP OF THE NEW SHARES, THE NEW NOTES AND THE
WARRANTS

THERE IS NO CURRENT TRADING MARKET FOR THE NEW SHARES, THE NEW NOTES OR THE WARRANTS, AND THE MARKET PRICES OF THE NEW SHARES, THE NEW NOTES AND THE WARRANTS MAY BE ADVERSELY AFFECTED BY SIGNIFICANT SELLING ACTIVITY IN THE PERIOD FOLLOWING IMPLEMENTATION OF THE RESTRUCTURING.

The New Shares, the New Notes and the Warrants comprise new issues of securities for which there is currently no public trading market. There can be no assurance as to the development or liquidity of any market for the New Shares, the New Notes or the Warrants. To the extent that the New Shares and the Warrants are traded after their initial issuance, they may trade at prices that are lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities as well as technological, market, economic, legislative, political, regulatory and other factors. Similarly, the New Notes may, after their initial issuance, trade at a substantial discount to their principal amounts, depending upon prevailing interest rates, the market for similar securities, the performance of Corp and other factors. There can be no assurance that active trading markets will develop or be maintained for the New Shares, the Warrants or the New Notes.

Significant sales of the New Shares, the Warrants or the New Notes would be likely to result in a decline in their respective market prices. It is likely that certain persons who receive New Shares or Warrants through the

                           I.  EXPLANATORY STATEMENT
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Schemes will sell the New Shares or the Warrants they receive very soon after the Corp Scheme becomes effective and those securities are initially issued. These sales could result in significant downward pressure on the market price of the New Shares or the Warrants. Similar sales and corresponding price pressure could also affect the New Notes.

CORP WILL BE DEPENDENT IN PART ON FUNDS RECEIVED FROM ITS SUBSIDIARIES TO PAY INTEREST AND PRINCIPAL ON THE NEW NOTES AND TO PAY DIVIDENDS, IF ANY, ON THE NEW SHARES.

Corp is a holding company, its principal assets being its investments in its subsidiaries. As a holding company, Corp's ability to pay dividends on the New Shares and to pay interest and principal on the New Notes is dependent upon the receipt of funds from its subsidiaries by means of dividends, interest, inter-company loans or otherwise. The ability of its subsidiaries to make funds available to Corp is subject, among other things, to applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries are subject. There can be no assurance that Corp's subsidiaries will be in a position to make funds available. Any limitations on the ability of its subsidiaries to make funds available to Corp would have a corresponding adverse effect on Corp's ability to make payments of interest and principal on the New Notes and to pay dividends, if any, on the New Shares. In addition, the terms of the indentures governing the New Notes will significantly restrict the ability of Corp to pay dividends on Corp Shares while the New Notes are outstanding. Accordingly, Corp does not expect to pay dividends on Corp Shares for the foreseeable future.

THE US RINGFENCING WILL GIVE RISE TO OPERATIONAL AND FINANCIAL INEFFICIENCIES AND OTHER COSTS WHICH MAY ADVERSELY AFFECT THE GROUP'S BUSINESS AND THE MARKET PRICE OF THE NEW SHARES.

As described in Part A.2 of this Section certain of the Group's US businesses will be contractually separated or "ringfenced" from the rest of the Group upon implementation of the Restructuring. This US Ringfencing may have significant implications for holders of New Notes, as well as holders of New Shares.

The covenants in the indentures governing the New Notes will regulate the type of financial, operational and other dealings that the Non-Ringfenced Entities can have with the Ringfenced Entities. The covenants in the New Notes will also require Corp to separate the North American Access Business, BBRS Business and OPP Business into separate subsidiaries within the US Ringfencing no later than the second anniversary of the issue date of the New Notes. Moreover, the Non-Ringfenced Entities will generally be prohibited from providing funding for any of the Ringfenced Entities and, following the separation of the three principal businesses within the US Ringfencing, the North American Access Business, BBRS Business and OPP Business will generally be prohibited from providing funding to each other. The Ringfenced Entities will enter into various agreements with the Non-Ringfenced Entities necessary to ensure that from the Effective Date those dealings that are permitted with each other will be provided in the ordinary course of business on an arm's-length basis or otherwise as permitted by the covenants in the indentures governing the New Notes. These arrangements for the provision of such services may lead to higher costs for the Group as a whole which may affect its results of operations, as well as Corp's ability to repay the New Notes.

In addition to the foregoing, the operational and financial inefficiencies and other costs associated with the US Ringfencing arrangements could have an adverse effect on Corp's business and on the market price of the New Shares.

CORP MAY BE UNABLE TO REPAY THE NEW NOTES AT MATURITY.

Corp currently intends to repay any principal amount outstanding in respect of the New Notes at their maturity in part from cash generated by the Group. As discussed above, the Group currently is cash flow negative and its ability to generate significant positive cash flow in the future is subject to significant risks and uncertainties. If the Group is unable to generate sufficient cash to allow Corp to repay the New Notes at maturity, Corp would need to obtain other financing for this purpose. However, also as discussed above, Corp's ability to obtain such financing may be extremely limited. Accordingly, no assurance can be given that Corp will be able to repay any of the New Notes at their maturity.

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In the event that Corp is unable to repay the New Notes following an event of default or at their maturity (either from its own cash or from other sources of funding), no assurances can be given as to whether the proceeds of the security granted by Corp and the Guarantors in connection with the New Notes will be sufficient to meet any shortfall.

Whilst the holders of the New Notes will have the benefit of the Security (as described in Appendix 10), such security:

      a. ranks in its entirety behind the security in favour of the providers of the Performance Bonding Facility;

      b. ranks behind certain cash collateral in favour of the providers of existing performance bonds; and

      c. in relation to the property located at Warrendale Pennsylvania, ranks behind the first mortgage in favour of Liberty Funding L.L.C. as provider of the Working Capital Facility to be made available to Marconi Communications, Inc.

THE NEW NOTES ARE SUBJECT TO A REDEMPTION OBLIGATION AT A PREMIUM UPON A CHANGE OF CONTROL OF CORP WHICH MAY DISCOURAGE POTENTIAL BIDDERS.

Upon the occurrence of specific kinds of change of control or merger events, Corp will be required to offer to repurchase all outstanding New Notes at the greater of 110 per cent. of their aggregate principal amount or a make whole amount based on 50 basis points above the yield on US treasuries of similar maturity plus, in each case accrued and unpaid interest. This obligation to redeem the New Notes at a premium could have the effect of deterring third parties who might otherwise offer to acquire a controlling interest in the Group or could adversely affect the terms on which any such offer is made. This redemption obligation may accordingly have an adverse effect on the market price of the New Shares and could deprive holders of the New Shares of an opportunity to receive a premium for their New Shares upon a change of control of the Group.

THE FUNDING STATUS OF THE GROUP'S US PENSION PLANS AND THE AGREEMENT ENTERED INTO BY CORP WITH THE PBGC WITH RESPECT TO THOSE PLANS COULD DELAY OR ADVERSELY AFFECT THE TERMS OF THE SALE OF THE GROUP'S US BUSINESSES.

As described in Part D.11 of this Section, the funding status of certain tax-qualified defined benefit plans subject to the regulation of the Pension Benefit Guaranty Corporation ("PBGC") in the United States could result in action being taken by the PBGC that might delay or otherwise adversely affect the sale of the Group's US Businesses or assets used therein (or the net proceeds realised therefrom). The likelihood of such action will depend in part on the funded status of such plans at the time of any such sale, the creditworthiness of the purchaser following such sale and the extent to which the pension liabilities are assumed by the purchaser in any such sale. Although Corp has entered into a memorandum of understanding with the PBGC with a view to making such adverse action less likely, under this memorandum of understanding specified conditions must be satisfied in connection with any such sale. To the extent that these matters give rise to any delay or other adverse consequences with respect to the sale of the Group's US Businesses, holders of New Shares and New Notes, and in particular holders of New Junior Notes, could be adversely affected.

IT IS UNLIKELY THAT CORP WILL PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.

Corp does not anticipate paying dividends on the New Shares in the foreseeable future. Moreover, even if Corp has distributable reserves and becomes cash flow positive and profitable and so is in a position to pay dividends, the indentures relating to the Notes significantly restrict its ability to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the New Shares. This may reduce the demand for the New Shares until Corp is able to pay dividends in respect of the New Shares, which may in turn adversely affect the price of the New Shares in the market.

                           I.  EXPLANATORY STATEMENT
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PRE-EMPTIVE RIGHTS FOR NON-UK HOLDERS OF NEW SHARES MAY NOT BE AVAILABLE.

In the case of, amongst other things, an increase of the share capital of Corp, existing shareholders are entitled to pre-emptive rights pursuant to the Act and Corp's articles of association unless waived by a resolution of the shareholders at a general meeting or in the circumstances stated in Corp's articles of association. Even where pre-emptive rights apply, holders of the New Shares in the United States, South Africa, Australia, Canada and other jurisdictions outside the United Kingdom may in practice not be able to exercise pre-emptive rights in respect of their New Shares unless Corp decides to comply with applicable local laws and regulations and, in the case of holders of the New Shares in the United States, a registration statement under the US Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. Corp intends to evaluate at the time of any pre-emptive rights offering the costs and potential liabilities associated with any such registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to it of thereby enabling or facilitating the exercise by holders of the New Shares in the United States and such other jurisdictions of their pre-emptive rights for new securities in respect of their New Shares and any other factors Corp considers appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement or comply with such other applicable local laws and regulations. No assurance can be given that any registration statement with respect to the securities offered under a pre-emptive issue would be filed or any such other local laws and regulations would be complied with to enable the exercise of such holders' pre-emptive rights.

IN THE EVENT OF ENFORCEMENT OF THE SECURITY FOR THE NEW NOTES AND THE PERFORMANCE BONDING FACILITY, THE NEW NOTES WILL RANK JUNIOR IN RIGHT OF PAYMENT TO THE PERFORMANCE BONDING FACILITY, THE NEW JUNIOR NOTES WILL RANK JUNIOR IN RIGHT OF PAYMENT TO THE NEW SENIOR NOTES, AND THE RIGHTS OF THE NEW JUNIOR NOTES TO TAKE ENFORCEMENT ACTION WITH RESPECT TO THE SECURITY WILL BE LIMITED.

Corp, the Guarantors, the indenture trustees for the New Notes and the agent under the Performance Bonding Facility, among others, will enter into a Security Trust and Intercreditor Deed that will establish the relative priorities among the New Senior Notes, the New Junior Notes and the Performance Bonding Facility in the event of enforcement of the security therefor. Following the occurrence of a payment default and/or an acceleration of the maturity of the New Senior Notes, all proceeds from enforcement of the security granted by Corp and the Guarantors to secure their respective obligations under the New Notes, the guarantees thereof and the Performance Bonding Facility will be applied as follows:

      -  first, to the fees and expenses of the trustees and other agents;

      -  second, to the banks providing the Performance Bonding Facility;

      -  third, to repayment of the New Senior Notes; and

      -  fourth, to repayment of the New Junior Notes.

Under the terms of the Security Trust and Intercreditor Deed, no payments may be made on the New Junior Notes (other than payments of interest in kind) and no redemptions of the New Junior Notes from the proceeds of asset sales may be made, subject to limited exceptions: (i) following a payment default under, or acceleration of, the New Senior Notes until the payment default or acceleration has been remedied or waived or unless at least a majority in principal amount of the New Senior Notes consent in writing or all liabilities arising under the New Senior Notes are paid in full, or (ii) following a standstill notice being delivered by the New Senior Notes Trustee to the Security Trustee (notifying it of the occurrence of a default under the New Senior Notes) for a period of up to 179 days.

In addition, under the terms of the Security Trust and Intercreditor Deed, the holders of the New Junior Notes may not:

      - accelerate the New Junior Notes during a standstill period (as described in more detail in Part C of this Section);

      - take enforcement action against any security securing the New Junior Notes without the consent of the holders of the New Senior Notes or unless all liabilities arising under the New Senior Notes have been discharged in full; or

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                   SECTION 2: FURTHER EXPLANATION OF THE RESTRUCTURING -- PART F

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      -  amend the indenture for the New Junior Notes, with limited exceptions.

Furthermore, if the holders of the New Senior Notes agree to waive a default or event of default and/or amend the New Senior Notes or the related indenture to address the circumstances leading to such default or event of default, the holders of the New Junior Notes will be deemed to have waived such default or event of default and/or the corresponding provisions of the New Junior Notes and the related indenture will be amended or supplemented to the same effect, in each case without the consent of any holder of New Junior Notes (but subject to certain limitations).

THE VALUE OF THE GUARANTEES AND THE COLLATERAL MAY BE LIMITED BY APPLICABLE
LAWS.

Corp's obligations under the New Notes and the Performance Bonding Facility will be guaranteed by certain of Corp's subsidiaries that, with limited exceptions, must include on an ongoing basis (i) subsidiaries that together account for at least 80 per cent., and (ii) each subsidiary that individually accounts for more than 5 per cent, in each case, of the total assets, total external assets, total external sales, and (commencing as of 31 March 2005) total EBITDA of Corp and its subsidiaries. Corp and the Guarantors will, with limited exceptions, grant security over substantially all of their respective assets to secure their respective obligations under the New Notes and the guarantees as well as the Performance Bonding Facility.

The obligations of the Guarantors will be limited under the relevant laws applicable to such Guarantors and the granting of such guarantees and/or security (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances, fraudulent transfers or transactions at an under value) to the maximum amount payable or secured such that such Guarantees or security will not constitute a fraudulent conveyance, fraudulent transfer or a transaction at an under value, or otherwise cause the Guarantor to be insolvent under relevant law or such guarantees or security to be void or unenforceable or cause the directors of such Guarantor to be held in breach of applicable corporate or commercial law for providing such Guarantee or security. As a result, a Guarantor's liability under its guarantee and/or the value of security granted could be reduced to zero. Notwithstanding the foregoing limitations to the guarantees, there can be no assurance that the provision of any guarantee by any particular Guarantor or Guarantors will not be challenged by a liquidator, administrator or other creditor of such Guarantor or Guarantors. If a court voided any guarantee or held it unenforceable, holders of New Notes would cease to have a claim in respect of the guarantee by the relevant Guarantor and, accordingly, would cease to be a creditor of such Guarantor.

                              II.  THE CORP SCHEME

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IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

                                                                NO. 1783 OF 2003

                    IN THE MATTER OF MARCONI CORPORATION PLC

                                      AND

                    IN THE MATTER OF THE COMPANIES ACT 1985

          ------------------------------------------------------------

                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)

          ------------------------------------------------------------

                                    BETWEEN:

                            MARCONI CORPORATION PLC

                                      AND

                              ITS SCHEME CREDITORS
                            (AS HEREINAFTER DEFINED)

                              II.  THE CORP SCHEME

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                                     PART I

                                  PRELIMINARY

RECITALS

DEFINITIONS

A In this Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following expressions shall bear the following meanings:

      "ACCOUNT HOLDER" has the definition in Recital G(3);

      "ACCOUNT HOLDER LETTER" a letter in the form, or substantially in the form, set out as the annex to Appendix 28;

      "ACT" the Companies Act 1985;

      "ADMISSIBLE INTEREST" an amount in respect of any interest to which a Scheme Creditor is entitled to be paid by the Company or which has accrued but is not yet payable by the Company to a Scheme Creditor, whether by reason of contract, judgment against the Company, decree or otherwise, in respect of the period up to and including, the Record Date;

      "ADMITTED"

      (1) when used of a Scheme Claim, the amount of any relevant claim which has been admitted by the Supervisors pursuant to clause 9 so as to qualify for Distributions; and

      (2) when used of a Scheme Creditor, that Scheme Creditor in respect of the amount of its Scheme Claim which has been admitted by the Supervisors as described in (1);

      "ADMITTED IN FULL" in connection with a Disputed Claim for the purposes of determining the currency or currencies in which New Senior Notes will be denominated only means Admitted in the amount set out against that Disputed Claim in the second column of Schedule 3 or in the second column of Schedule 3 of the plc Scheme as the case may be;

      "ADR" an American depositary receipt evidencing an American depositary share, each representing 10 New Shares, issued pursuant to the deposit agreement dated on or around 31 March 2003 between the Company, the ADR Depositary, and the owners and beneficial holders of American depositary receipts;

      "ADR DEPOSITARY" Bank of New York, as depositary under the deposit agreement relating to the ADRs;

      "AFFILIATE" in relation to the Company, a body corporate in which it has a direct or indirect interest as a shareholder of at least 25 per cent. of the issued ordinary share capital;

      "ALLOWED PROCEEDING"

      (1) any Ascertainment Proceeding in any jurisdiction commenced or continued by a person claiming to be a creditor of the Company and whether against the Company alone or against the Company and others which is commenced or continued (so far as the Company is concerned) for the sole purpose of ascertaining whether such person has (and, if so, the quantum of) a Scheme Claim including for the avoidance of doubt any adjudication pursuant to sub-clause 17(1) and Part VI; and

      (2) any proceeding by a Scheme Creditor to enforce its rights under the Scheme where the Company or the Supervisors fail to perform their respective obligations under the Scheme;

      "ANCRANE" Ancrane, an unlimited liability company incorporated in England and Wales with registered number 4308188, which is a subsidiary of plc;

                              II.  THE CORP SCHEME

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      "ANCRANE DIRECTION"

      (1) the irrevocable direction given by Ancrane to the Company directing the Company to deliver to plc any Scheme Consideration to which Ancrane is entitled pursuant to any Claim Form filed by it in respect of the Known Claim listed against its name in Schedule 3 (which, for the avoidance of doubt, does not include any claim or entitlement in respect of Bonds of which Ancrane is the Bondholder); together with

      (2) the irrevocable authorisation and direction given by Ancrane to each of the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the supervisor of the plc Scheme and the Supervisors to direct the Distribution Agent to pay all Scheme Consideration or distributions received pursuant to the plc Scheme to which Ancrane is entitled by virtue of its holding of Bonds to plc;

      "ASCERTAINMENT PROCEEDING" any action or other legal proceeding including any judicial review, arbitration, alternative dispute resolution or adjudication;

      "ASSET SALE" has the meaning given to it in the New Junior Notes' indenture and in Appendix 8;

      "BANK OF NEW YORK" The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, New York, New York, 10286, U.S.A.;

      "BANKS" the banks, financial and other institutions which provide the Existing Facility to the Company as at the Record Date;

      "BASIC KNOWN CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(3)(a);

      "BASIC RESERVE CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(3)(b);

      "BASIC SCHEME CONSIDERATION" the Cash and the New Rights as further described in sub-clause 21(1);

      "BONDHOLDER COMMUNICATIONS" Bondholder Communications Group, a New York corporation having an office at 30 Broad Street, 46th Floor, New York, NY10004 U.S.A.;

      "BONDHOLDER" a person with the ultimate economic interest in any of the Bonds;

      "BOND ISSUES" the Euro Issues and the Yankee Issues;

      "BONDS" all or any of the Eurobonds and the Yankee Bonds;

      "BOOK-ENTRY DEPOSITARY" Bank of New York in its capacity as book-entry depositary in relation to the Yankee Bonds (or, from time to time, any successor to Bank of New York as such book entry depositary);

      "BUSINESS DAY" any day on which banks are open for general business in both London and New York;

      "CASH" the sum of L340,000,000, plus any Excess Cash, to be distributed to Eligible Recipients in accordance with the provisions of the Scheme;

      "CHANGE OF LAW" a change of law or regulation since 27 March 2003 in any jurisdiction, such that distribution of securities pursuant to the Scheme to a person in such jurisdiction would be prohibited (if previously permitted) or permitted (if previously prohibited) pursuant to sub-clause 30(7);

      "CLAIM FORM" each or any of the claim forms to be completed by or on behalf of a Scheme Creditor (or its duly authorised agent) detailing its Scheme Claim substantially in the form which is set out in Appendix 30;

      "CLEARSTREAM, LUXEMBOURG" Clearstream Banking, societe anonyme;

      "COMPANY" Marconi Corporation plc, a company incorporated in England and Wales with registered number 67307;

      "CONCLUSIVELY REJECTED" when used of a Scheme Claim or part thereof means that following a notice of rejection given pursuant to clause 16 either:

      (1) the decision of the Supervisors in relation to that Scheme Claim (or part thereof) has been upheld (in whole or in part) by a determination in an Allowed Proceeding pursuant to clause 18 or by adjudication pursuant to Part VI; or

      (2) the Company has been released from that Scheme Claim (or part thereof) pursuant to clause 20;

      "CONSOB" The Commissione Nazionale per le Societa e la Borsa, the public authority responsible for regulating the Italian securities market;

                              II.  THE CORP SCHEME

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      "CO-ORDINATION COMMITTEE" the co-ordination committee of Banks which has acted in connection with the restructuring proposals, the present members being Barclays Bank PLC, HSBC Bank plc, London Branch, JPMorgan Chase Bank, The Royal Bank of Scotland plc and Commerzbank Aktiengesellschaft, London Branch and of which Intesa BCI S.p.A. was a member from 22 October 2001 to 5 March 2003;

      "CORP GROUP" the Company and its Affiliates;

      "CORP/PLC MODEL" the distribution model described in sub-clause 27(2);

      "CORP SPV" Regent Escrow Limited, a limited liability special purpose company incorporated specifically to act as escrow trustee pursuant to the Scheme and the plc Scheme;

      "COURT" the High Court of Justice of England and Wales;

      "COURT HEARING" the hearing of the Company's application to the Court requesting the Court's sanction of the Scheme;

      "CREDITORS' COMMITTEE" the committee of Scheme Creditors established and operated pursuant to and in accordance with Parts VIII and IX;

      "CREST" the system for the paperless settlement of trades in listed securities of which CRESTCo Limited is the operator;

      "CURRENCY RATE" the Exchange Rate on the last Business Day before the meeting of creditors of the Company convened pursuant to the order of the Court is held (being, in the case of an adjournment of that meeting, the day the last meeting pursuant to such adjournment is held);

      "DEFINITIVE HOLDER" the registered holder of a Yankee Bond in definitive form and the bearer (whether pursuant to an attornment or otherwise) of a Eurobond in individual global form other than a Eurobond in individual global form in respect of which no Account Holder Letter has been delivered pursuant to the arrangements described in Recital G(4);

      "DEPOSITARIES" the holders for the time being of the global bonds described in Recital G(5) in respect of which no Account Holder Letter has been delivered;

      "DESIGNATED RECIPIENT" a person specified in the valid Account Holder Letter (or, in the case of Ancrane, in the Escrow and Distribution Agreement) relating to a particular principal amount of Bonds as being the recipient of any part of the First Initial Distribution and of any further Distribution in respect of those Bonds and includes, in the case of any cash distributed as part of any Distribution made in respect of the Eurobonds, each person to whom such cash is distributed through Euroclear or Clearstream, Luxembourg;

      "DIRECTORS" the directors of the Company from time to time;

      "DISPUTED CLAIMS" those Known Claims in Schedule 3 to which note 6 to that Schedule applies;

      "DISTRIBUTION" a distribution of Elements of the Scheme Consideration to Eligible Recipients in accordance with the Scheme;

      "DISTRIBUTION AGENT" Bank of New York as distribution agent pursuant to the Escrow and Distribution Agreement and any successor from time to time;

      "DISTRIBUTION ENTITLEMENT" the entitlement under the Scheme of an Admitted Scheme Creditor to a Distribution;

      "DISTRIBUTION NOTICE" an irrevocable notice served by the Supervisors on the Escrow Trustee (with a copy to the Distribution Agent) instructing the Escrow Trustee to direct the Distribution Agent to make a Distribution;

      "DTC" The Depository Trust Company of New York;

      "EFFECTIVE DATE" the date on which an office copy of the order of the Court sanctioning the Scheme shall have been delivered to the Registrar of Companies for registration;

                              II.  THE CORP SCHEME

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      "EFFECTIVE TIME" the time at which the office copy of the order of the Court sanctioning the Scheme is delivered to the Registrar of Companies for registration;

      "ELEMENT" when used of any of the Basic Scheme Consideration, the plc Distribution Supplement, any plc Receipts and any Rejected Claim Supplement, each of the New Rights and the Cash (and, in the case of the plc Distribution Supplement, any plc Receipt or any Rejected Claim Supplement, any other Property);

      "ELIGIBLE RECIPIENT"

      (1) in relation to an Admitted Scheme Claim other than Scheme Claims in respect of Bonds, the Scheme Creditor; and

      (2) in relation to an Admitted Scheme Claim in respect of Bonds, the relevant Designated Recipient;

      "EMPLOYEE" any partner in the same firm as the Supervisors, or any person employed, whether under a contract of service or a contract for services, by that firm or by any company owned by that firm, who is employed by the Supervisors in accordance with Part VII in connection with the conduct of the Supervisors' functions and powers under the Scheme;

      "ESCROW AND DISTRIBUTION AGREEMENT" the agreement entered into on 27 March 2003 between, inter alios, the Company, the Supervisors, the Escrow Trustee and the Distribution Agent in the form set out in Appendix 7, a condition precedent to the effectiveness of which (in so far as it relates to the Scheme) is the occurrence of the Effective Time;

      "ESCROW TRUSTEE" Corp Spv, appointed as escrow trustee under the terms of the Escrow and Distribution Agreement and any successor from time to time;

      "ESOP BANKS" Barclays Bank PLC, Salomon Brothers International Limited and UBS AG;

      "ESOP ESCROW AGREEMENT" the escrow agreement between plc, the Company, HSBC Bank plc and Barclays Bank PLC dated 13 December 2002;

      "ESOP SETTLEMENT AGREEMENT" the ESOP settlement agreement dated 26 March 2003 between the Company, plc, HSBC Bank plc, the ESOP Banks and Bedell Cristin Trustees Limited;

      "EURO" or "E" the single currency of those member states of the European Communities that have adopted (or adopt) the euro as their lawful currency under the legislation for the European Union for European Monetary Union;

      "EUROBONDS" all or any of the bonds comprising the Euro Issues;

      "EUROBOND TRUSTEE" The Law Debenture Trust Corporation p.l.c. in its capacity as trustee under the Trust Deeds;

      "EUROCLEAR" Euroclear Bank S.A./N.V., as operator of the Euroclear system;

      "EURO ISSUES" E500,000,000 5.625 per cent. bonds due 2005 and E1,000,000,000 6.375 per cent. bonds due 2010, both issued by the Company and both guaranteed by plc;

      "EXAMINATION PERIOD" has the meaning given to it in sub-clause 24(2);

      "EXCESS CASH" any Net Proceeds of Asset Sales, other than up to L82,000,000 of Excluded Asset Sale and Liquidation Proceeds, received by the Company or any of its Subsidiaries on or after 1 December 2002 and before 1 May 2003;

      "EXCHANGE RATE" means the mid-point rate of exchange on the relevant Business Day for the conversion of one currency to another currency as published in the Financial Times, (or, if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the following Business Day;

      "EXCLUDED ASSET SALE AND LIQUIDATION PROCEEDS" has the meaning given to it in the New Junior Notes' Indenture and in Appendix 8;

                              II.  THE CORP SCHEME

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      "EXCLUDED CLAIM" any claim or right which a person is or may in any circumstances become entitled to bring or enforce against the Company in respect of any Liability of the Company in each and every case (save as otherwise provided below) in existence as at the Record Date or to which the Company may become subject after that date by reason of any Liability of the Company incurred before that date in respect of any of the following:

      (1) claims of employees who were employed by the Company at the Record Date under their respective contracts of employment and fee arrangements of Directors (who were directors of the Company at the Record Date) including those set out in part I of Appendix 9;

      (2) the Company's Liability in respect of any promise or arrangement to provide pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, which are for the benefit of any officer or former officer or employee or former employee of the Marconi Group or for the benefit of persons dependent on any such persons, including any guarantees and indemnities given by the Company to trustees or administrators of arrangements providing such benefits and any statutory liabilities owing to any government authority (including the Pension Benefit Guaranty Corporation) in respect of any such promises or arrangements, including those set out in part I of Appendix 9;

      (3) certain guarantee or indemnity obligations of the Company given in respect of obligations of Affiliates which are considered to be beneficial to that Affiliate's ongoing operations as set out in part I of Appendix 9;

      (4) Liabilities in respect of Trading Obligations of the Company or its Affiliates under contracts where, and to the extent that, the Company is a joint or joint and several obligor with one or more Affiliates including those set out in part I of Appendix 9;

      (5) contractual obligations, including warranty and indemnity obligations, of the Company under disposals and acquisitions (each otherwise than in the Ordinary Course of Business), demergers, mergers and joint ventures and any Pre-Disposal Liabilities including those set out in part I of Appendix 9;

      (6) intra-group loan and trading account claims against the Company by any Affiliate;

      (7) the Company's Liabilities under commercial contracts or licences relating to the Corp Group and ongoing trading operations of Affiliates to which the Company is a party and which are regarded as beneficial to the Corp Group's ongoing operations and the documentation which has been entered into prior to the Record Date in connection with the proposed financial restructuring of the Company and plc pursuant to the Scheme and the plc Scheme in each case as set out in part I of Appendix 9;

      (8) the Company's Ordinary Course of Business Liabilities incurred in connection with the supply of goods and/or services to the Company as set out in part I of Appendix 9;

      (9) the Company's Liabilities to third parties which are covered by Insurance and Liabilities of the Company which would be covered by Insurance but for;

           (a) any excess, deductible or limit of liability applicable under any Insurance to any such Liability; or

           (b) any insurer failing to satisfy any Insurance claim in full when payable when the insurer is in liquidation or provisional liquidation or administration under the Insolvency Act 1986 or subject to any scheme of arrangement under section 425 of the Act (or any equivalent or analogous proceeding or arrangement in any other jurisdiction, including any proceeding under chapter 11 of the US Bankruptcy Code); or

           (c) the Insurance or any claim under it being void or avoided by any insurer,

         being Liabilities of the Company in respect of which the third party would have rights against the insurer under that Insurance by virtue of section 1 of the Third Party (Rights against Insurers) Act

                              II.  THE CORP SCHEME

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            1930 in the event that any of the events set out in section 1(1)(b) of that Act occurred with respect to the Company;

      (10)  Preferential Claims;

      (11) rights of indemnity of directors and officers of the Company (who were directors and/or officers of the Company at the Record Date) against the Company under its articles of association and at common law;

      (12)  costs, fees and expenses of:

            (a)   all advisers to the Company;

            (b)   the Prospective Supervisors and their advisers;

            (c)   the Escrow Trustee and its advisers;

            (d)   the Distribution Agent and its advisers;

            (e)   the Eurobond Trustee and its advisers;

            (f)   the Yankee Bond Trustee and its advisers;

            (g)   the Co-ordination Committee and its advisers;

            (h)   the Informal Committee of Bondholders and its advisers;

            (i)   Bondholder Communications;

            (j)   the Sponsors and their advisers;

            (k)   the ESOP Banks and their advisers;

            (l)   the trustee of the New Senior Notes and its advisers;

            (m)  the trustee of the New Junior Notes and its advisers; and

            (n)   the security trustee in respect of the New Notes,

            (and any Liability under any engagement letter or similar arrangement entered into by the Company with such parties) incurred in connection with the consideration, negotiation and implementation of the restructuring of the Company and plc in each case as set out in part I of Appendix 9;

      (13) Liabilities of the Company to a creditor where such Liabilities in aggregate to that creditor do not exceed L5,000 (which, for the avoidance of doubt, do not include any Liabilities in respect of Bonds);

      (14)  the Company's Liabilities in respect of Unclaimed Dividends;

      (15) the Company's Liabilities in respect of the lease of the property at 329-333 High Street, Stratford, London;

      (16) the Company's Liabilities under the restructuring undertaking agreements with each ESOP Bank, the ESOP Escrow Agreement, Mobile Escrow Agreement, Subsequently Sold Opco Escrow Agreements and the ESOP Settlement Agreement;

      (17) the Company's Liabilities in respect of any personal injury claims which are not excluded from the Scheme under sub-paragraph (9) above; and

      (18) the Company's Liability (if any) in respect of the Italian Implied Guarantee;

      "EXISTING FACILITY" the E6,000,000,000 syndicated credit facility dated 25 March 1998 between The General Electric Company p.l.c. (now the Company), HSBC Investment Bank plc (as agent), Marine Midland Bank (as US swingline agent) and the financial institutions named therein (as banks) as amended from time to time;

                              II.  THE CORP SCHEME

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      "EXISTING SHARES" the 2,866,250,735 issued ordinary shares of 5 pence each in the capital of the Company as at the Record Date which will become Non-Voting Deferred Shares forthwith and conditionally upon the allotment of the New Shares to be allotted upon the issue of the First Initial Distribution Notice;

      "EXPLANATORY STATEMENT" the explanatory statement circulated with this Scheme pursuant to Section 426 of the Act;

      "FINAL DISTRIBUTION" the Distribution of all remaining Scheme Consideration made at the direction of the Supervisors which the Supervisors state in writing to the Company and the Creditors' Committee will be the final Distribution of Scheme Consideration;

      "FINAL DISTRIBUTION DATE" the date of the Final Distribution;

      "FIRST CLAIM DATE" 17 April 2003;

      "FIRST INITIAL DISTRIBUTION" the Initial Distribution to Eligible Recipients on the basis set out in clause 23;

      "FIRST INITIAL DISTRIBUTION NOTICE" the Distribution Notice in respect of the First Initial Distribution compiled by the Prospective Supervisors and presented at the Court Hearing detailing those Scheme Claims which the Prospective Supervisors are satisfied should properly be Admitted on the Effective Date;

      "FORCE MAJEURE" any act of God, government act, war, fire, flood, explosion, civil commotion or act of terrorism;

      "GOES INTO LIQUIDATION" has the meaning given in section 247(2) of the Insolvency Act 1986 and "GO" or "GOING" into liquidation shall be construed accordingly;

      "INDENTURE" the indenture dated 19 September 2000 between the Company, plc and the Yankee Bond Trustee and relating to the Yankee Bonds;

      "INFORMAL COMMITTEE OF BONDHOLDERS" the informal ad hoc committee of certain parties with interests in Bonds which has participated in the negotiation of the restructuring of the Company as detailed in Appendix 22;

      "INITIAL DISTRIBUTION" an initial distribution to Eligible Recipients of the Elements of Scheme Consideration on the bases set out in clause 23;

      "INSURANCE" any contract of liability insurance insuring the Company in respect of a liability which as at the Record Date is valid and enforceable;

      "ITALIAN IMPLIED GUARANTEE" the guarantee implied under Article 2362 of the Italian Civil Code which may arise as a result of the Company's sole shareholding in Marconi Finanziaria SpA for the period from March 2000 to 29 October 2001;

      "KNOWN CLAIMS" the Scheme Claims (including Admissible Interest thereon) listed in Schedule 3;

      "KNOWN CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(4)(a);

      "KNOWN CLAIMS SUPPLEMENT" has the meaning given to it in sub-clause 27(3)(a);

      "KNOWN CREDITOR" a Scheme Creditor in respect of its Known Claim;

      "KNOWN REJECTED CLAIM SUPPLEMENT" has the meaning given to it in sub-clause 29(1)(a)(i);

      "KPMG" KPMG LLP, a UK limited liability partnership;

      "LIABILITY" or "LIABILITIES" any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but

                              II.  THE CORP SCHEME

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      such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or arises under a contract which is void or, being voidable, has been duly avoided;

      "LIQUIDATION DISTRIBUTION PRINCIPLES" English law relating to dividends paid to creditors in a liquidation under English law;

      "LISTING" admission to the Official List maintained by the UKLA for the purposes of part VI of the Financial Services and Markets Act 2000 and to trading on the London Stock Exchange's market for listed securities and "LISTED" shall have a corresponding meaning;

      "MARCONI GROUP" plc and its Affiliates;

      "MOBILE ESCROW AGREEMENT" the escrow agreement between the Company, plc, Marconi Bruton Street Limited, HSBC Bank plc, the ESOP Banks, Bedell Cristin Trustees Limited and Slaughter and May dated 2 August 2002;

      "NASDAQ" the national market as operated by Nasdaq Stock Market, Inc.;

      "NET PROCEEDS" has the meaning set out in the New Junior Notes' indenture and in Appendix 8, save that the references therein to "Cash Equivalents" shall be treated as deleted;

      "NEW CREDITOR SHARES" the 995,000,000 new ordinary shares of nominal value 5p each in the capital of the Company, comprising 99.5 per cent. of the New Shares, which are to form part of the Scheme Consideration as described in sub-clause 21(1)(d);

      "NEW JUNIOR NOTES" the junior notes to be issued by the Company to the Escrow Trustee to hold on behalf of Scheme Creditors in respect of their Admitted Scheme Claims and to be issued on or substantially on the terms and conditions set out in Appendix 8;

      "NEW NOTES" the New Senior Notes and the New Junior Notes;

      "NEW RIGHTS" the New Notes and the New Creditor Shares;

      "NEW SENIOR NOTES" the senior notes to be issued by the Company to the Escrow Trustee to hold on behalf of Scheme Creditors in respect of their Admitted Scheme Claims and to be issued on or substantially on the terms and conditions set out in Appendix 8;

      "NEW SHARES" 1,000,000,000 new ordinary shares of 5 pence each to be issued by the Company to the Escrow Trustee to hold on behalf of Scheme Creditors in respect of their Admitted Scheme Claims and on behalf of plc Shareholders and which will carry the rights and be subject to the restrictions contained in the articles of association of the Company particulars of which are contained in Appendix 14 or, except as the context requires otherwise, the equivalent amount of such shares in the form of ADRs;

      "NOMINEES" Marconi Nominees Limited, a limited company incorporated in England and Wales with registered number 3854422;

      "NON-VOTING DEFERRED SHARES" the non-voting deferred shares of 5p each in the capital of the Company held by plc and Nominees arising from the conversion and re-designation of the Existing Shares forthwith and conditionally upon the allotment of the New Shares pursuant to the Scheme;

      "NOTIONAL RESERVE CLAIM" means a notional claim against the Company of L125,000,000;

      "ORDINARY COURSE OF BUSINESS" the ordinary day-to-day business activities carried on by the Company, conducted with a degree of regularity, or a one-off transaction concluded in the nature of trade and with a view to a profit and being such as might reasonably be expected to occur without requiring the specific authority of the board of directors;

      "PLC" Marconi plc, a public limited company incorporated in England and Wales under registered number 3846429;

      "PLC DISTRIBUTION SUPPLEMENT" (if any) the net additional cash and/or New Rights receivable by the Company pursuant to the Corp/plc Model (or any similar or analogous arrangements agreed by the

                              II.  THE CORP SCHEME

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      Supervisors with the supervisors of the plc Scheme pursuant to sub-clause 27(5)) for distribution to Eligible Recipients with the Initial Distribution in accordance with clauses 26 and 27;

      "PLC RECEIPTS" distributions actually received by the Company from plc:

      (1) pursuant to the plc Scheme (but not, for the avoidance of doubt, any plc Distribution Supplement); or

      (2) if the plc Scheme does not become effective or subsequently terminates in accordance with its terms, from any liquidation, voluntary arrangement or scheme of arrangement (other than the plc Scheme) in respect of plc or otherwise received from plc;

      "PLC SCHEME" the scheme of arrangement in respect of plc under section 425 of the Act sent to certain creditors of plc with the Explanatory Statement with or subject to any modification, addition or condition approved or imposed by the Court;

      "PLC SHAREHOLDER" a registered holder of ordinary shares of nominal value 5p each in the capital of plc at the close of dealings in such shares on the last day of dealings in such shares on the London Stock Exchange prior to the Effective Date;

      "PLC SHAREHOLDER STOCK" the 5,000,000 new ordinary shares of nominal value 5 pence each, comprising 0.5 per cent. of the New Shares and which are to be dealt with in accordance with clause 31;

      "POST" delivery by pre-paid first class post or air mail;

      "PRE-DISPOSAL LIABILITIES" any Liability of the Company to a third party in respect of a former Affiliate of the Company which has been the subject of a disposal and arising as a result of:

      (a) any financial or other guarantee, indemnity, counter-indemnity or similar arrangement given by the Company in respect of the obligations of that former Affiliate; or

      (b) any claim being made under a performance bond, bank guarantee or similar instrument in respect of that former Affiliate;

      "PREFERENTIAL CLAIM" any claim against the Company which would have been preferential under section 386 of the Insolvency Act 1986 if the Company were to have gone into liquidation on the Record Date and on the basis that the Record Date is the "relevant date" for the purposes of section 387 of the Insolvency Act 1986;

      "PROCEEDING" any process, action, legal or other proceeding including any arbitration, alternative dispute resolution, judicial review, adjudication, demand, execution, seizure, lien or enforcement of judgment;

      "PROHIBITED PROCEEDING" any Proceeding against the Company or its Property in any jurisdiction whatsoever other than an Allowed Proceeding;

      "PROPERTY" all forms of property tangible and intangible, including money, goods, things in action, land and every description of property wherever situated and also the benefit of obligations and every description of interest, whether present or future, vested or contingent or otherwise arising out of, or incidental to, property;

      "PROSPECTIVE SUPERVISORS" means Philip Wallace and Richard Heis being the persons that it is anticipated shall be appointed as Supervisors of the Scheme;

      "RECORD DATE" 5.00 p.m. (London time) on 27 March 2003;

      "REGISTRAR OF COMPANIES" the registrar or other officer performing under the Act the duty of registration of companies in England and Wales and including a deputy registrar;

      "REGISTRARS" Computershare Investor Services PLC, or such other person as the Company may appoint as its registrars for the purposes of the Scheme;

      "REJECTED CLAIM SUPPLEMENT" has the meaning given to it in sub-clause 29(1)(a);

                              II.  THE CORP SCHEME

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      "RELEVANT DEDUCTION" the euro equivalent (calculated at the Currency Rate) of the aggregate amount of New Senior Notes which would be allocated in respect of Disputed Claims under each Scheme and in respect of the Notional Reserve Claim under each Scheme, assuming that those claims had been admitted in full and converted into Sterling at the Currency Rate (if required);

      "RESERVE CLAIM" a Scheme Claim which is not a Known Claim;

      "RESERVE CLAIMS SEGMENT" has the meaning given to it in sub-clause
      21(4)(b);

      "RESERVE CLAIMS SUPPLEMENT" has the meaning given to it in sub-clause 27(3)(b);

      "RESERVE CREDITOR" a Scheme Creditor in respect of its Reserve Claim;

      "RESERVE REJECTED CLAIM SUPPLEMENT" has the meaning given to it in sub-clause 29(1)(a)(ii);

      "RESTRICTED JURISDICTION" each of France, Italy, Malaysia and the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont;

      "SCHEME" the scheme of arrangement in respect of the Company under section 425 of the Act in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

      "SCHEME CLAIM" any claim or right which a person is or may in any circumstances become entitled to bring or enforce against the Company in respect of any Liability of the Company in each and every case in existence as at the Record Date or to which the Company may become liable after that date by reason of any Liability of the Company incurred before that date, and including, for the avoidance of doubt but without double-counting and subject as provided in Recital I, the claims of the Depositaries and of Definitive Holders in respect of Bonds but excluding always Excluded Claims;

      "SCHEME CONSIDERATION" the Basic Scheme Consideration together with any plc Distribution Supplement, plc Receipts and/or Rejected Claim Supplement;

      "SCHEME CREDITOR" subject as provided in Recital I, a creditor of the Company in respect of a Scheme Claim including, in respect of Scheme Claims in relation to the Bonds, for the avoidance of doubt and without double counting, the Depositaries and all persons who become Definitive Holders pursuant to the arrangements described in Recital G or otherwise;

      "SCHEME IMPLEMENTATION DEED" the deed dated 27 March 2003 made between the Company, plc, E A Continental Limited, Ancrane, Nominees and others;

      "SCHEME RATE" the mid-point rate of exchange five Business Days prior to the Effective Date for the conversion of the relevant currency to another currency as published in the Financial Times (or, if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the fourth Business Day prior to the Effective Date;

      "SDRT EXPENSE" any UK stamp duty or stamp duty reserve tax payable in respect of:

      (1) the issuance of ADRs to an Eligible Recipient who elects to receive any New Creditor Shares distributed to it pursuant to the Scheme or the plc Scheme in the form of ADRs; or

      (2) the issuance of ADRs to an Eligible Recipient who deposits any New Creditor Shares received pursuant to the terms of the Scheme or the plc Scheme (or an equivalent number of New Shares) into the Company's ADR programme prior to the date falling two calendar months after the effectiveness of the listing of the ADRs on NASDAQ in accordance with the procedures specified by the Company and the ADR Depositary as described in the Explanatory Statement;

      "SPONSORS" Lazard Brothers & Co., Limited and Morgan Stanley & Co.
      Limited;

      "STERLING" or "L" pounds sterling or other lawful currency being the currency of the UK for the time being;

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      "SUBMITTED" when used of a Scheme Claim, that it has been duly submitted to the Prospective Supervisors or the Supervisors (as applicable) in accordance with clause 12;

      "SUBSEQUENTLY SOLD OPCO ESCROW AGREEMENT" an escrow agreement established in connection with an operating subsidiary of plc whose employees were entitled to participate in certain employee share option plans and which was sold after 28 August 2002;

      "SUBSIDIARY" has the meaning given to it in the New Junior Notes Indenture and in Appendix 8;

      "SUPERVISORS" the persons holding office as supervisors of the Scheme from time to time;

      "SUPERVISORS' ENGAGEMENT LETTER" the engagement letter dated on or around 31 March 2003 between the Company, KPMG and the Prospective Supervisors;

      "TERMINATION DATE" the date ten Business Days after issue of the Termination Notice;

      "TERMINATION NOTICE" a written notice served by the Supervisors on the Company, the members of the Creditors' Committee and the Scheme Creditors (being, in the case of the Bonds, the Definitive Holders the Eurobond Trustee and the Yankee Bond Trustee) at the termination of the Scheme as provided for in clause 110 and clause 116;

      "TRADING OBLIGATIONS" obligations of a commercial character incurred in the Ordinary Course of Business and which arise from the supply of goods or services in exchange for payment in money or money's worth;

      "TRUST DEEDS" the two trust deeds each dated 30 March 2000 between the Company, plc and the Eurobond Trustee and constituting the Eurobonds;

      "UK" the United Kingdom of Great Britain and Northern Ireland;

      "UKLA" the Financial Services Authority in its capacity as the competent authority for the purposes of part VI of the Financial Services and Markets Act 2000, including, where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;

      "UNADMITTED" when used of a Scheme Claim, the amount of any relevant claim which has been Submitted but has neither been Admitted nor Conclusively Rejected;

      "UNCLAIMED DIVIDENDS" dividends declared prior to the Record Date on the Existing Shares but not claimed by the relevant shareholder or former shareholder as at the Effective Date;

      "UNDISTRIBUTED SCHEME CONSIDERATION" shall have the meaning given to it in sub-clause 25(1);

      "UNRESTRICTED JURISDICTION" each of the United Kingdom, Bahamas, British Virgin Islands, the Canadian provinces of Alberta, British Columbia, Ontario and Quebec, Cayman Islands, Guernsey, Jersey, Netherlands Antilles, the United States (as to federal securities law) and each state of the United States other than Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont;

      "USA" or "US" the United States of America;

      "US DOLLAR" or "US$" United States dollars or other lawful currency being the currency of the USA for the time being;

      "WAITING PERIOD" the period of 12 months after the Effective Date or such shorter period as results from the operation of clause 24(1);

      "WARRANTS" up to 50 million warrants each entitling its holder to subscribe for one ordinary share of 5 pence each in the Company at a subscription price of 150 pence to be issued to or for the benefit of plc Shareholders on the basis described in the Scheme, and in particular Part IV, the conditions of which are set out at Appendix 12;

      "YANKEE BONDS" all or any of the bonds comprising the Yankee Issues;

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      "YANKEE BOND TRUSTEE" Bank of New York, in its capacity as trustee under the Indenture; and

      "YANKEE ISSUES" US$900,000,000 7 3/4 per cent. bonds due 2010 and US$900,000,000 8 3/8 per cent. bonds due 2030 both issued by the Company and both guaranteed by plc.

INTERPRETATION

B In this Scheme, unless the context otherwise requires or otherwise expressly provides:

      (1) references to Recitals, Parts, clauses, sub-clauses and Schedules are references to the Recitals, Parts, clauses, sub-clauses and Schedules respectively of the Scheme;

      (2) references to Appendices are references to the appendices to the Explanatory Statement;

      (3) references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

      (4) references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

      (5) the singular includes the plural and vice versa and words importing one gender shall include all genders;

      (6) references to "including" shall be construed as references to "including without limitation" and "include" shall be construed accordingly;

      (7) headings to Recitals, Parts, clauses, sub-clauses, Schedules and Appendices are for ease of reference only and shall not affect the interpretation of the Scheme;

      (8) references to the Scheme becoming effective are references to the office copy of the order of the Court sanctioning the Scheme being delivered to the Registrar of Companies for registration; and

      (9) references to consents not being "unreasonably withheld" shall be construed as references to such consents not being "unreasonably withheld or delayed".

THE COMPANY

C The Company was incorporated in England and Wales on 27 September 1900 as a private limited company under company number 67307 and re-registered as a public limited company on 4 January 1982.

D At the date hereof the Company has an authorised share capital of L300,000,000 divided into 6,000,000,000 ordinary shares of 5 pence each, of which 2,866,250,735 have been issued and are fully paid up or credited as fully paid up, and the remainder remain unissued.

E At an extraordinary general meeting of the Company duly convened and held on 26 March 2003 there was passed a special resolution pursuant to which:

      (1) the directors are, forthwith and conditionally upon the Court making an order sanctioning the Scheme, authorised to allot relevant securities up to a maximum nominal amount of L69,100,000 and equity securities for cash:

            (a)   pursuant to the Scheme;

            (b)   pro rata to ordinary shareholders; and

            (c)   otherwise up to a maximum nominal amount of L2,500,000;

      (2) forthwith and conditionally upon the allotment of new ordinary shares of 5 pence each pursuant to the Scheme:

            (a) the Company is to alter its memorandum of association by inserting a new object giving the Company the power to establish and operate share incentive plans and to establish trusts to operate in conjunction with these plans;

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            (b)   the Company is to adopt new articles of association; and

            (c) the 2,866,250,735 existing ordinary shares of 5 pence each are to be converted into non-voting deferred shares of 5 pence each; and

      (3) forthwith upon the said conversion taking effect and upon the entry in the register of members of the Company of the names of the persons to whom the said new ordinary shares have been allotted, the capital of the Company is to be reduced by the cancellation of the non-voting deferred shares of 5 pence each resulting from the said conversion and the cancellation of the share premium account of the Company.

BINDING OF THIRD PARTIES

F The following persons involved in the implementation of the Scheme have undertaken to be bound to carry out their designated functions under the Scheme and, if applicable, the Escrow and Distribution Agreement:

      (1)   the Supervisors;

      (2)   the Escrow Trustee;

      (3)   the Distribution Agent

      (4)   the Registrars;

      (5)   the Eurobond Trustee;

      (6)   the Yankee Bond Trustee;

      (7)   Bondholder Communications; and

      (8)   plc.

BONDS ISSUED BY THE COMPANY

G     Each of the Bond Issues is held under an arrangement whereby:

      (1) the Bond Issues are constituted by the Trust Deeds (in respect of the Eurobonds) and the Indenture (in respect of the Yankee Bonds), the trustees being the Eurobond Trustee and the Yankee Bond Trustee respectively;

      (2) the Bonds were initially issued in wholly global bearer form and were held by a depositary under systems designed to facilitate paperless transactions;

      (3) the systems involve immediate interests of persons in the Bonds being recorded in books or other records maintained, in the case of Eurobonds, by Clearstream, Luxembourg and Euroclear and, in the case of Yankee Bonds, by DTC, Clearstream, Luxembourg and Euroclear (such persons with interests being herein defined as "ACCOUNT HOLDERS");

      (4) at the request of certain creditors of the Company, arrangements have been made for the global Bonds representing the Yankee Bonds to be exchanged in whole or in part for Yankee Bonds in definitive form registered in the names of the Definitive Holders specified in Account Holder Letters and the global Bonds representing the Eurobonds to be exchanged in whole for individual global Eurobonds in bearer form held on behalf of the Definitive Holders specified in Account Holder Letters; and

      (5) any unexchanged Yankee Bonds will, pending their exchange in accordance with subsequently delivered Account Holder Letters, continue to be held in global bearer form by the Book-Entry Depositary and any individual global Eurobonds in respect of which no Account Holder Letter has been delivered will be held by depositaries for Euroclear and Clearstream, Luxembourg.

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THE PURPOSE OF THE SCHEME

H The purpose of the Scheme is to constitute a compromise and arrangement between the Company and the Scheme Creditors by:

      (1) the Scheme Creditors exchanging their Admitted Scheme Claims for the Scheme Consideration; and

      (2) providing full and effective releases of all of the Company's Liabilities in respect of Scheme Claims.

THE BONDS AND THE SCHEME

I With the agreement of the Eurobond Trustee, the Yankee Bond Trustee and the Book-Entry Depositary respectively:

      (1) Claim Forms in relation to the Bonds are to be returned by the Eurobond Trustee (in reliance on the promise to pay in favour of the Eurobond Trustee contained in the Trust Deeds) and the Yankee Bond Trustee (in reliance on section 5.04 of the Indenture and the promise to pay in section 10.01 of the Indenture) respectively;

      (2) persons with interests in or in respect of Bonds have been invited to instruct their Account Holders as to the manner in which the Account Holder Letter delivered in respect of each of the Bonds in respect of which they have an interest should be completed including, in particular, as to the identity of the Definitive Holder and any Designated Recipients;

      (3) none of the Eurobond Trustee, the Yankee Bond Trustee, the Book-Entry Depositary and the respective depositaries for Euroclear and Clearstream, Luxembourg will vote at the meeting of creditors of the Company convened at the direction of the Court and instead the Definitive Holders (as creditors of the Company for the purpose) will be the persons entitled to attend and vote at those meetings;

      (4) Scheme Consideration which is to be distributed in relation to the Bonds is, with the authority and at the direction of the Eurobond Trustee and the Yankee Bond Trustee (as the persons with Submitted Scheme Claims in relation to the Bonds which will have been Admitted), to be distributed to Designated Recipients;

      (5) as a result, and subject as provided in Recital I(6) below, references in this Scheme to Scheme Creditors shall, in relation to the Bonds:

            (a) in the context of entitlements to make a Scheme Claim, submission of Claim Forms and receiving or directing the receipt of Scheme Consideration in respect of that Scheme Claim be construed as references only to the Eurobond Trustee and the Yankee Bond Trustee in relation to the Bonds; and

            (b) in the context of entitlement to be appointed to the Creditors' Committee and attend and vote at meetings of Scheme Creditors be construed as references only to the Definitive Holders; and

      (6) except where otherwise specifically provided, references in this Scheme to:

            (a) Scheme Creditors in relation to the Bonds in Parts II, VII (excepting clauses 53 and 55), X and XI (except clause 113) include the Eurobond Trustee, Bank of New York in its capacities as the Book-Entry Depositary and the Yankee Bond Trustee, the respective depositaries for Euroclear and Clearstream, Luxembourg, the Depositaries and all persons who are Definitive Holders; and

            (b) Scheme Creditors in relation to the Bonds in Parts III, IV, V and VII (in clause 55) mean the Eurobond Trustee and the Yankee Bond Trustee as entitled claimants under the Scheme;

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            (c) Scheme Creditors in relation to the Bonds in Part VII (in clause 53), VIII, IX and XI (in clause 113) mean the Definitive Holders; and

            references to related Scheme Claims shall be construed in the same manner.

CURRENCY ELECTION

J     (1)   The New Senior Notes to be issued as part of the Scheme
            Consideration may be issued denominated in both, or either, euro and US dollars.

      (2) New Senior Notes denominated in US dollars will only be issued if, following all elections made in Claim Forms and Account Holder Letters received by the Prospective Supervisors and Bondholder Communications respectively by the First Claim Date together with all equivalent currency elections made in accordance with the plc Scheme, elections have been made which would, assuming the plc Scheme becomes effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of euro 250,000,000 (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution and the first initial distribution under the plc Scheme.

      (3) New Senior Notes denominated in euro will only be issued if, following all elections made in Claim Forms and Account Holder Letters received by the Prospective Supervisors and Bondholder Communications respectively by the First Claim Date together with all equivalent currency elections made in accordance with the plc Scheme, elections have been made which would, assuming the plc Scheme becomes effective, result in an aggregate of at least euro 250,000,000 (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution and the first initial distribution under the plc Scheme.

      (4) If no New Senior Notes denominated in US dollars are issued as a result of the mechanism described in Recital J(2), all of the New Senior Notes will be denominated in euro.

      (5) If no New Senior Notes denominated in euro are issued as a result of the mechanism described in Recital J(3), all the New Senior Notes will be denominated in US dollars.

LISTING

K The Scheme Consideration includes New Shares and New Notes. Application has been made for Listing of these New Shares and New Notes, together with the Warrants.

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                                    PART II

                                   THE SCHEME

APPLICATION AND EFFECTIVENESS OF THE SCHEME

1.    (1)   The compromise and arrangement effected by the Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

      (2) For the avoidance of doubt, the Scheme is not conditional upon the plc Scheme becoming effective.

      (3)   The Scheme shall become effective at the Effective Time.

STAY OF PROHIBITED PROCEEDINGS

2.    (1)   Subject to sub-clause 2(2), no Scheme Creditor shall commence or continue any Prohibited Proceeding in respect of, arising from, or relating to, a Scheme Claim after the Effective Time.

      (2)   Nothing in this Scheme shall prevent:

            (a) a landlord of leasehold property of the Company from exercising such rights and remedies of distress, forfeiture and re-entry (and any other of such landlord's self-help rights and remedies) as it may have in respect of such leasehold property; or

            (b) a secured creditor from exercising its rights and remedies as a secured creditor in respect of any Property of the Company.

3. Subject to sub-clause 20(2), a Scheme Creditor may commence or continue an Allowed Proceeding against the Company after the Effective Time provided that it has first:

      (1) where the Scheme Creditor is continuing an Allowed Proceeding, notified the Supervisors in writing of its intention to do so;

      (2) where the Scheme Creditor intends to commence an Allowed Proceeding, given the Supervisors five Business Days' prior notice in writing of its intention to do so; and

      (3) where sub-clause 17(2) applies with respect to an Allowed Proceeding, it has, in addition to complying with sub-clause 3(1) or 3(2) as applicable, complied with that sub-clause.

4.    (1)   Save in respect of any Allowed Proceeding as permitted by this
            Scheme or any action permitted under sub-clause 2(2), each Scheme
            Creditor by this Scheme covenants not to sue the Company in respect of a Scheme Claim.

      (2) For the purpose of enforcing the covenant in sub-clause 4(1), the Company is hereby appointed as the agent and attorney of each and every Scheme Creditor for the purpose of giving any and all instructions (and doing any such acts or things) as are necessary or desirable to enforce that covenant.

5. If any Scheme Creditor commences or continues any such Prohibited Proceeding as is prohibited by sub-clause 2(1) after the Effective Time it shall be treated as having received, on account of its entitlement to Scheme Consideration, an advance payment by way of a Distribution equal to the amount or gross value of any money, property, benefit or advantage obtained by it after the Effective Date at the expense of the Company or, as applicable, as a result, directly or indirectly, of such Prohibited Proceeding, and the extent, if any, to which it is entitled to Scheme Consideration shall be reduced accordingly. Such Scheme Creditor shall hold any benefit received or receivable in excess of its entitlement to Scheme Consideration pursuant to the terms of the Scheme as a result, directly or indirectly, of a Prohibited Proceeding on trust for the Company and shall account to the Company for such excess benefit. For this purpose, the gross value of any such property, benefit or advantage shall be conclusively determined by the Supervisors and may include such amount as the Supervisors may consider to be appropriate by way of interest or costs, charges or expenses incurred by the Company and/or the Supervisors as the result of such Prohibited

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       Proceeding. This treatment and reduction is without prejudice to the Company's rights first to any injunctive or other relief or remedy to which the Company may be entitled in respect of the breach and, secondly, in respect of any loss the Company may suffer as a result of the breach. The Supervisors shall make such consequential adjustments to the amount and timing of payment of Distributions to any such Scheme Creditor (and in the case of Definitive Holders, to the Eurobond Trustee or the Yankee Bond Trustee or both as appropriate) pursuant to the rules and formulae in Part III as are necessary to give effect to this clause.

ASSIGNMENTS OR TRANSFERS

6.     (1)   The Supervisors shall be under no obligation to recognise any assignment or transfer of Scheme Claims after the Record Date for the purposes of determining entitlements under the Scheme, provided that where the Supervisors have received from the relevant parties notice in writing of such assignment or transfer, the Supervisors may, in their sole discretion and subject to the production of such other evidence as they may require and to any other terms and conditions which they may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Scheme. Any assignee or transferee of a Scheme Claim so recognised by the Supervisors shall be bound by the terms of this Scheme and for the purposes of this Scheme shall be a Scheme Creditor.

       (2) For the purposes of the Scheme (including for the purposes of the definition of Excluded Claims) no recognition shall be given to any assignment or transfer of any (or any part of any) debt, claim or right of any person in respect of a Liability of the Company effected between 1 January 2003 and the Record Date (both dates inclusive) other than any such assignment or transfer pursuant to or contemplated by the Scheme Implementation Deed if, in the reasonable opinion of the Supervisors, a material purpose of such assignment or transfer was to make such debt, claim or right (or part thereof) an Excluded Claim (under sub-paragraph 13 of the definition of Excluded Claims) and not a Scheme Claim.

       (3) For the avoidance of doubt, in relation to the Bonds, Bondholders are permitted to assign or transfer their interest in Bonds after the Record Date.

EFFECT OF SCHEME

7.     (1)   This clause is without prejudice to the Company's rights
             under clauses 2 and 5 and is subject to Part X.

       (2) Without prejudice to clause 20, in consideration of the rights of Scheme Creditors under this Scheme (including the rights of Admitted Scheme Creditors to receive Scheme Consideration), all Liabilities on the part of the Company in respect of each Scheme Claim (and any interest accruing thereon or other amounts payable in connection therewith whether arising before or after the Record
             Date), automatically and without further documentation or action of the parties, shall be compromised, fully and finally discharged, satisfied and cancelled on the earlier of:

             (a) the first date on which such Scheme Claim is both Admitted and the subject of a Distribution Notice;

             (b)  the Final Distribution Date; and

             (c) the issue of the Termination Notice (other than a Termination Notice served pursuant to sub-clause 115(3)).

       (3) No Scheme Claim of a Scheme Creditor shall be reduced or in any way affected by the compromise of any claims of that Scheme Creditor against plc pursuant to the terms of the plc Scheme nor shall it be reduced or in any way affected by reason of any distributions received by or on behalf of that Scheme Creditor in the plc Scheme provided that the aggregate recoveries of a Scheme Creditor in respect of a claim pursuant to the Scheme and the plc Scheme shall not exceed the quantum of the Scheme Claim.

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                                    PART III

         DETERMINATION OF SCHEME CLAIMS AND PROCEDURE FOR DISTRIBUTIONS

RECORD DATE

8.    (1)   All Scheme Claims shall be determined as at the Record Date.

      (2) Any Scheme Claim which at the Record Date is not immediately due and payable but on the Company going into insolvent liquidation would, either automatically without further action by any party or by the issue of a notice by the relevant Scheme Creditor, be capable of being made legally and immediately due and payable shall be treated for the purposes of Distributions under this Scheme as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

RULES AND PROCEDURES

9. The Supervisors shall consider each Claim Form submitted to determine the existence and quantum of each Submitted Scheme Claim and shall decide the extent, if any, to which it shall be Admitted in accordance with the rules and procedures set out in the Scheme and in particular in Schedule 1.

ONLY ADMISSIBLE INTEREST

10. Without prejudice to sub-clause 7(2), for the purpose solely of the determination and payment of Distributions under the Scheme, no Admitted Scheme Claim shall include any amounts in respect of interest except Admissible Interest and, for the avoidance of doubt, any interest other than Admissible Interest shall not be taken into account by the Supervisors in determining the quantum of the relevant Scheme Claim.

NO ADMISSIONS OF LIABILITY

11. Save as expressly set out in this Scheme or the Explanatory Statement, nothing in the Scheme or the Explanatory Statement or the distribution thereof to any person evidences or constitutes any admission by the Company, the Prospective Supervisors, the Supervisors or KPMG that a person is a Scheme Creditor or that a Liability is owed to any person in respect of any claim or right. The failure to distribute the Scheme, Explanatory Statement, any notice or any other communication to any Scheme Creditor shall not constitute an admission by the Company, the Prospective Supervisors, the Supervisors or KPMG that such person is not a Scheme Creditor or that any Liability owed to such person is an Excluded Claim.

PROVISION OF INFORMATION

12.    (1)   A Scheme Creditor submitting a Scheme Claim:

             (a) shall provide the Supervisors with such information as they may reasonably require to enable the claim to be determined (and for the avoidance of doubt shall comply with such of the rules and procedures in Schedule 1 as the Supervisors may require); and

             (b) shall, in any event, submit a Claim Form to the Prospective Supervisors or, after the Effective Date, to the Supervisors (in accordance with the instructions set out in the Claim
                  Form) at the relevant address set out in the Claim Form by hand or by Post.

       (2) Scheme Creditors who wish an Initial Distribution to be distributed to the Eligible Recipient in respect of that Scheme Creditor's Scheme Claim on the Effective Date must have submitted their duly completed Claim Forms so as to be received by the Prospective Supervisors by 5.00 p.m. (London time) on the First Claim Date. Only Known Creditors that have complied with this precondition and whose Scheme Claims are listed in the First Initial Distribution Notice shall be Admitted by the Supervisors in accordance with the Scheme on the Effective Date and participate in the First Initial Distribution in accordance with clause 23. Only if a Scheme Creditor has

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             complied with this pre-condition and its Scheme Claim is Admitted by the Supervisors in accordance with the Scheme on the Effective Date shall that Admitted Scheme Creditor's Eligible Recipient receive an Initial Distribution when the First Initial Distribution is made.

       (3)   For the purposes of this Scheme, it is expressly recognised that:

             (a) the Eurobond Trustee shall be entitled to submit a Claim Form in its capacity as creditor under the Trust Deeds in respect of all of the Eurobonds and, in consequence, no person with an interest in the Eurobonds other than the Eurobond Trustee shall be entitled to submit a Claim Form in respect of the Eurobonds by virtue of such interest; and

             (b) the Yankee Bond Trustee shall be entitled to submit a Claim Form in accordance with section 5.04 of the Indenture and, in consequence, no person with an interest in a Yankee Bond other than the Yankee Bond Trustee shall be entitled to submit a Claim Form in respect of the Yankee Bonds by virtue of such interest.

ENTITLEMENT TO SCHEME CONSIDERATION

13. Eligible Recipients shall be eligible to receive Scheme Consideration in accordance with the Scheme. A Scheme Creditor with a Scheme Claim which is Unadmitted shall not be entitled to Scheme Consideration in accordance with the Scheme unless, until and to the extent that such Scheme Claim becomes Admitted.

14. The amount of the Scheme Consideration to which a Scheme Creditor is entitled (and any Eligible Recipient in respect of that Scheme Creditor's Admitted Scheme Claim is eligible to receive) shall be calculated in accordance with this Part III.

ADMISSION AND REJECTION OF SCHEME CLAIMS

15. A Scheme Claim may be Admitted by the Supervisors either for the whole amount claimed by the Scheme Creditor or for part of that amount.

16. If the Supervisors refuse to admit a Scheme Claim, in whole or in part, they shall promptly prepare a written statement of their reasons for doing so, and send it to the Scheme Creditor, accompanied by a notice of rejection in such form as the Supervisors shall determine.

APPEAL AGAINST DECISION ON SCHEME CLAIMS

17.    (1)   If a Scheme Creditor is dissatisfied with a refusal by the
             Supervisors to admit, in whole or in part, a Scheme Claim then, subject to sub-clause 17(2), it may either commence or continue an Allowed Proceeding to determine the existence and/or quantum of its Scheme Claim or elect by notice in writing to the Supervisors that the existence or quantum of its Scheme Claim be referred for adjudication in accordance with Part VI.

       (2) If an Allowed Proceeding has not been commenced, or is not being continued as at the date of the notice of rejection, then either:

             (a) an Allowed Proceeding must be commenced (and notice given in accordance with clause 3); or

             (b) an election for adjudication made in accordance with sub-clause 17(1) by the Scheme Creditor,

             in each case within 40 Business Days following receipt by the Scheme Creditor of the notice of rejection.

18. If a Scheme Claim has not been Admitted and at the expiration of the 40 Business Days period referred to in sub-clause 17(2) an Allowed Proceeding is continuing (whether commenced by the Scheme Creditor before or after receipt of the notice of rejection) or an election has been made for adjudication (in each case in accordance with clause 17) then:

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      (1) any final determination of that Allowed Proceeding (after the ordinary time for appealing the original determination or any determination on appeal has expired without any appeal having been made) shall be binding on the Scheme Creditor, the Company and the Supervisors;

      (2) if an election has been made for adjudication the provisions of Part VI shall apply; and

      (3) without prejudice to sub-clauses 18(1) and 18(2), the Scheme Creditor and the Supervisors may at any time agree to any matter or issue in the Allowed Proceeding being determined in some manner other than in the Allowed Proceeding, and any Proceeding commenced pursuant to such agreement shall have effect as an Allowed Proceeding commenced in accordance with clause 17.

19. If in an Allowed Proceeding or in an adjudication pursuant to Part VI any order or direction shall be made that any costs of such proceeding or adjudication are to be borne by the Supervisors or by the Company, such costs shall be payable in full by the Company.

20. If a Scheme Claim has not been Admitted and at the expiration of the 40 Business Days period referred to in sub-clause 17(2) neither an Allowed Proceeding (in accordance with the terms of the Scheme) is continuing in respect of such Scheme Claim nor an election (in accordance with the terms of the Scheme) has been made for that Scheme Claim to be referred to adjudication in accordance with Part VI, then:

      (1) the Company shall be released from all Liabilities in relation to the Scheme Claim (or part thereof) which has not been Admitted (and any interest accruing thereon or other amounts payable in connection therewith whether arising before or after the Record Date); and

      (2) any Proceeding which is thereafter commenced and which would otherwise have been an Allowed Proceeding shall be a Prohibited Proceeding.

THE BASIC SCHEME CONSIDERATION, THE KNOWN CLAIMS SEGMENT AND THE RESERVE CLAIMS SEGMENT

21.   (1)   The Basic Scheme Consideration is:

            (a) cash of L340,000,000 or such larger sum of cash calculated in accordance with sub-clause 21(2);

            (b) the euro equivalent (applying the Currency Rate) of L450,000,000 New Senior Notes to be issued in both or either euro and US dollars, subject to elections by Scheme Creditors and Bondholders described in Recital J;

            (c) an aggregate of US$300,000,000 and the US dollar equivalent (applying the Currency Rate) of L117,270,000 New Junior Notes (or such smaller principal amount of New Junior Notes calculated in accordance with sub-clause 21(2) if the amount of Cash is increased); and

            (d)  995,000,000 New Creditor Shares.

      (2) If there is any Excess Cash, the amount of Cash comprising the Basic Scheme Consideration shall be increased by the amount of such Excess Cash, converted into sterling applying the Exchange Rate on the date such cash is first received by the Company or the Subsidiary, as the case may be. Following 1 May 2003 but prior to the Effective Date, the aggregate principal amount of the New Junior Notes shall be decreased by 10/11ths of the sterling amount by which the Cash has been so increased (such calculation to reduce the L117,270,000 figure referred to in sub-clause 21(1)(c)).

      (3)   In this Scheme:

            (a) the term "BASIC KNOWN CLAIMS SEGMENT" means that part of the Basic Scheme Consideration calculated by applying the fraction:

                        KC
                 ----------------
                 125,000,000 + KC

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                  to each Element of Basic Scheme Consideration, where KC = the aggregate amount of the Known Claims; and

            (b) the term "BASIC RESERVE CLAIMS SEGMENT" means that part of the Basic Scheme Consideration calculated by applying the fraction:


                     125,000,000
                  ----------------
                  125,000,000 + KC


                  to each Element of Basic Scheme Consideration, where KC = the aggregate amount of the Known Claims.

      (4)   In the Scheme:

            (a) the term "KNOWN CLAIMS SEGMENT" means that part of the Scheme Consideration available until the expiry or termination of the Waiting Period from which Distributions of Distribution Entitlements of Admitted Known Creditors shall be made being, from time to time, the aggregate of the following:

                  (i)    the Basic Known Claims Segment;

                  (ii) any Known Claims Supplement arising under sub-clause 27(3) (or equivalent supplement pursuant to sub-clause 27(5));

                  (iii) any plc Receipts made available to Known Creditors as a result of the operation of clause 28; and

                  (iv) any Known Rejected Claim Supplement made available to Known Creditors as a result of the operation of clause 29.

                  The parts of the Known Claims Segments listed in (ii) - (iv) above shall be treated for all purposes as a supplement to the Basic Known Claims Segment. Any entitlement to receive a distribution from the Basic Known Claims Segment shall be supplemented by an entitlement to receive a distribution of those other parts (if any) of the Known Claims Segment of the same proportion as the Distribution Entitlement of the relevant Scheme Creditor to the Basic Known Claims Segment is of the Basic Known Claims Segment (but such proportion shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from:

                  (A) Known Claims being Conclusively Rejected resulting in a Rejected Claims Supplement being deducted from the Basic Known Claims Segment pursuant to sub-clause 29(1)(a) and becoming available for distribution to Scheme Creditors in accordance with sub-clause 29(2); and/or

                  (B) Known Claims being Conclusively Rejected resulting in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)).

            (b) the term "RESERVE CLAIMS SEGMENT" means that part of the Scheme Consideration available until the expiry or termination of the Waiting Period from which Distributions of Distribution Entitlements of Admitted Reserve Creditors shall be made being, from time to time, the aggregate of the following:

                  (i)    the Basic Reserve Claims Segment;

                  (ii) any Reserve Claims Supplement arising under sub-clause 27(3) (or equivalent supplement pursuant to sub-clause 27(5));

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               (iii) any plc Receipts made available to Reserve Creditors as a result of the operation of clause 28; and

               (iv) any Reserve Rejected Claim Supplement made available to Reserve Creditors as a result of the operation of clause 29.

               The parts of the Reserve Claims Segment listed in (ii) - (iv) above shall be treated for all purposes as a supplement to the Basic Reserve Claims Segment and any entitlement to receive a distribution from the Basic Reserve Claims Segment shall be supplemented by an entitlement to receive a distribution of those other parts (if any) of the Reserve Claims Segment of the same proportion as the Distribution Entitlement of the relevant Scheme Creditor to the Basic Reserve Claims Segment is of the Basic Reserve Claims Segment (but such proportion shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected which results in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)).

22. If a Known Claim is Admitted at a value higher than the value of that Known Claim set out in Schedule 3, the excess over the value set out in
       Schedule 3 shall be treated as an Admitted Reserve Claim.

INITIAL DISTRIBUTION AND FIRST INITIAL DISTRIBUTION

23.    (1)   Each Scheme Creditor who has a Submitted Scheme Claim which is
             Admitted before the expiry or termination of the Waiting Period shall be entitled to receive an Initial Distribution from:

             (a) the Known Claims Segment if its Admitted Scheme Claim is a Known Claim; or

             (b) the Reserve Claims Segment if its Admitted Scheme Claim is a Reserve Claim.

       (2) The Supervisors shall use reasonable endeavours to determine promptly whether or not a Submitted Scheme Claim shall be Admitted and, if they do so determine, shall promptly Admit that Submitted Scheme Claim.

       (3) As soon as reasonably practicable after a Scheme Claim has been Admitted it shall be the subject of a Distribution Notice.

       (4)   On the Effective Date:

             (a) Known Creditors whose Scheme Claims are Submitted on or before 5.00 p.m. (London time) on the First Claim Date and which have been listed in the First Initial Distribution Notice shall be Admitted by the Supervisors;

             (b) the Supervisors shall issue the First Initial Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent);

             (c) Scheme Creditors whose Scheme Claims are Submitted on or before 5.00 p.m. (London time) on the First Claim Date which are Admitted by the Supervisors on the Effective Date but which were not listed in the First Initial Distribution Notice shall be the subject of a Distribution Notice issued by the Supervisors to the Escrow Trustee (with a copy to the Distribution Agent) at the same time as the First Initial Distribution Notice; and

             (d) Scheme Creditors with Admitted Scheme Claims listed in the First Initial Distribution Notice or in any Distribution Notice issued pursuant to sub-clause 23(4)(c) shall be entitled to an Initial Distribution forthwith upon the issue of the First Initial Distribution Notice (and any Distribution Notice issued pursuant to sub-clause 23(4)(c)) in respect of such Admitted Scheme Claim and its Initial Distribution shall be made to its Eligible Recipient.

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      (5) Scheme Creditors whose Scheme Claims are Submitted and which are Admitted before the expiry or termination of the Waiting Period but in respect of which a First Initial Distribution pursuant to sub-clause 23(4)(b) or an Initial Distribution pursuant to sub-clause 23(4)(c), is not made shall be entitled to an Initial Distribution in respect of such Admitted Scheme Claims and such distributions shall be made to their Eligible Recipients as soon as practicable after such claims have been Admitted.

      (6) The amount of the Initial Distribution (including, for the avoidance of doubt, the First Initial Distribution) from the Known Claims Segment to which an Admitted Known Creditor is entitled shall be calculated in accordance with the following formula:

           KDE =  AKC  X KCS
                  ---
                  KC

           where   KDE =  the Distribution Entitlement of the relevant Admitted Known
                          Creditor to each of the Elements of the Basic Scheme
                          Consideration in the Initial Distribution;
                   AKC =  the Admitted Known Claim of the relevant Admitted Known
                          Creditor;
                    KC =  the aggregate amount of the Known Claims; and
                   KCS =  separately, the amount of each of the Elements of the Basic
                          Scheme Consideration comprising the Basic Known Claims
                          Segment as at the Effective Time.

      (7) The amount of the Initial Distribution from the Reserve Claims Segment to which an Admitted Reserve Creditor is entitled shall be calculated in accordance with the following formula:

           RDE =  ARC  X KCS
                  ---
                  KC

           where   RDE =  the Distribution Entitlement of the relevant Admitted
                          Reserve Creditor to each of the Elements of the Basic Scheme
                          Consideration in the Initial Distribution;
                   ARC =  the Admitted Reserve Claim of the relevant Admitted Reserve
                          Creditor;
                    KC =  the aggregate amount of the Known Claims; and
                   KCS =  separately, the amount of each of the Elements of Basic
                          Scheme Consideration comprising the Basic Known Claims
                          Segment as at the Effective Time.

      (8) Any Distribution Notice given by the Supervisors to the Escrow Trustee (with a copy to the Distribution Agent) shall instruct the Escrow Trustee to direct the Distribution Agent to make a Distribution to all relevant Eligible Recipients referred to in the Distribution Notice in accordance with the terms of the Scheme.

      (9) Where in sub-clauses 21(3), 23(6), and 23(7) above any sum included in any of the terms AKC, KC and ARC is in a currency other than sterling then, for the purposes of calculating the relevant fraction, that sum shall be converted to sterling at the Scheme Rate.

      (10) In the case of a Scheme Claim in respect of Bonds which is Admitted where the aggregate total of all Distributions to Designated Recipients in respect of that claim is less than the Distribution to which the Eurobond Trustee or the Yankee Bond Trustee as appropriate in respect of that claim is entitled, the remainder of the Scheme Consideration shall be held by the Escrow Trustee and dealt with in accordance with the Escrow and Distribution Agreement.

TERMINATION OF THE WAITING PERIOD

24.   (1)   Subject to sub-clause 24(2), if at any time after the issue of the
            First Initial Distribution Notice the Supervisors are not satisfied that the Reserve Claims Segment is sufficient to make Distributions of

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            Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted, the following shall apply:

            (a) the Supervisors shall forthwith notify the Company and the Creditors' Committee;

            (b) the Waiting Period shall terminate and all entitlements of Admitted Scheme Creditors to Scheme Consideration which have not been the subject of a Distribution Notice shall be dealt with in accordance with the provisions of clause 25; and

            (c) for the avoidance of doubt, the provisions of this clause shall not affect the Distribution Entitlement of any Scheme Creditor whose Admitted Scheme Claim is the subject of a Distribution Notice issued prior to the issue of the Supervisors' notice in sub-clause 24(1)(a).

      (2) If a Scheme Claim is Submitted after the issue of the First Initial Distribution Notice which:

            (a) if immediately Admitted would result in the Supervisors not being satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted; and

            (b) the Supervisors cannot immediately determine whether, or the extent to which, that Submitted Scheme Claim should be Admitted,

            the Supervisors may consider that Scheme Claim for a period of up to 30 Business Days from the date on which that Scheme Claim is Submitted (the "EXAMINATION PERIOD"). The Supervisors shall forthwith notify the Company and the Creditors' Committee of the commencement of the Examination Period. On, or prior to, the expiry of such 30 Business Days the Supervisors shall confirm to the Creditors' Committee and the Company whether or not they are satisfied that the Reserve Claims Segment shall be sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted. The issue of the Supervisors' confirmation or, if later, the expiry of the 30 Business Day period shall bring the relevant Examination Period to an end. If no confirmation is provided prior to the expiry of such 30 Business Days, the Supervisors are deemed to be not satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted. If the Supervisors are (or are deemed to be) not satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted sub-clauses 24(1)(a)-(c) shall apply. No Distribution Notice shall be issued during an Examination Period. For the avoidance of doubt, nothing in this sub-clause shall affect the Distribution Entitlement of any Scheme Creditor whose Admitted Scheme Claim has, prior to the commencement of the Examination Period, been the subject of a Distribution Notice.

FURTHER DISTRIBUTIONS

25.   (1)   Any Scheme Consideration which has not been the subject of a
            Distribution Notice by the termination or expiry of the Waiting
            Period (in this clause "UNDISTRIBUTED SCHEME CONSIDERATION") shall, from the termination or expiry of the Waiting Period, be dealt with as set out in this clause.

      (2) Before the Undistributed Scheme Consideration (if any) shall be available for making further Distributions pursuant to this clause 25 to Admitted Scheme Creditors which have already received or become entitled to receive an Initial Distribution, the Undistributed Scheme Consideration shall be used to reimburse the Company for any SDRT Expense that it has incurred in excess of L500,000. For the avoidance of doubt, the Company shall have no right to receive any such reimbursement in respect of the first L500,000 of SDRT Expense it incurs. The Supervisors, acting reasonably, shall determine which Elements of Scheme Consideration shall be utilised to effect the reimbursement, converting Elements into money as the Supervisors, acting reasonably, deem necessary to enable the reimbursement to be made. The Supervisors shall give the necessary

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             directions to the Escrow Trustee and the Distribution Agent to effect the reimbursement of the Company pursuant to this clause.

       (3) Thereafter the Undistributed Scheme Consideration shall be used to make further Distributions to Eligible Recipients on the following basis:

             (a) the distinction between the Known Claims Segment and the Reserve Claims Segment shall no longer be relevant and the remainder of the segments shall be aggregated for future Distribution purposes;

             (b) the Supervisors' approach to further Distributions shall be in accordance with the approach a liquidator would take following Liquidation Distribution Principles including the following concepts:

                   (i) the setting of final dates by which a creditor must claim if it wishes to participate in a planned dividend;

                   (ii) in the case of claims which have not been Admitted at the time of the declaration of a dividend to creditors, the taking into account of any such disputed claim in setting the dividend on a prudent basis so that if the disputed claim is later Admitted, the relevant creditor shall receive the dividend it would have received if and to the extent its claim had been Admitted at the date of the relevant dividend;

                   (iii)  generally, the concept of pari passu distribution; and

                   (iv) any Scheme Creditor whose Scheme Claim is Admitted but whose Distribution Entitlement has not yet been satisfied shall be entitled to a Distribution in priority to the entitlement of other Admitted Scheme Creditors (whose entitlements to previous Distributions have been satisfied) to further Distributions until that Scheme Creditor is entitled to (and such entitlement is satisfied) the same rateable Distribution that other Admitted Scheme Creditors are entitled to (which entitlements have been satisfied).

       (4) The Supervisors, in deciding whether and, if so, when to direct a further Distribution, shall have regard to the cost of making the Distribution in relation to the value of the Undistributed Scheme Consideration to be distributed and may, acting reasonably, decide to delay directing a Distribution until such time (if any) as the costs of making the Distribution do not exceed the value of Scheme Consideration (or proceeds of sale of such Scheme Consideration) to be distributed.

THE COMPANY AS A CREDITOR OF PLC

26. Property received or receivable by the Company from plc from time to time by virtue of the Company being a creditor of plc (whether pursuant to the plc Scheme, any other scheme of arrangement for plc, any voluntary arrangement for plc or any liquidation of plc or otherwise) shall be available for distribution and shall be distributed by the Company to Admitted Scheme Creditors subject to, at the time, in the manner and on the basis set out in the Scheme. In the light of the position of Ancrane as a Scheme Creditor and a Bondholder and the Ancrane Direction, this may involve successive distributions between the Company and plc, either notional or actual, as provided for in this Scheme and the plc Scheme.

THE PLC DISTRIBUTION SUPPLEMENT

27.    (1)   Sub-clauses 27(2), (3) and (4) shall apply to the Initial
             Distribution if all of the conditions set out at (a) to (c) inclusive below are satisfied on the Effective Date:

             (a) the plc Scheme including provisions in the form or substantially the form of that set out in Schedule 2 becomes effective;

             (b) the plc Scheme supervisors admit the Company's claim against plc pursuant to the plc Scheme; and

             (c)   (i)   the Known Claim of Ancrane is Admitted by the
                         Supervisors; or

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               (ii) either (or both) of the Known Claims of the Eurobond Trustee are Admitted by the Supervisors; or

               (iii) either (or both) of the Known Claims of the Yankee Bond Trustee are Admitted by the Supervisors.

      (2) To give effect to clause 26 and on the conditions in sub-clause 27(1) being satisfied on the Effective Date, the Supervisors shall agree with the plc Scheme supervisors a distribution model simulating successive distributions to the Company in the plc Scheme and to plc in the Scheme (pursuant to the Ancrane Direction) (using the figures for the Company's claim against plc, Ancrane's claim against the Company as actually admitted by the Supervisors of the respective Schemes and Ancrane's holding of Bonds) in order to produce a net additional amount of Scheme Consideration available for Distribution to Admitted Scheme Creditors with the Initial Distribution (such net additional amount being the "PLC DISTRIBUTION SUPPLEMENT"). The plc Distribution Supplement shall be distributed to Eligible Recipients at the times and in the manner set out sub-clauses 27(3) and 27(4).

      (3) The Elements of the plc Distribution Supplement shall for these purposes be treated as being made up of two parts as follows:

            (a) the "KNOWN CLAIMS SUPPLEMENT" which shall be the plc Distribution Supplement less the Reserve Claims Supplement; and

            (b) the "RESERVE CLAIMS SUPPLEMENT" which shall be the same proportion of the plc Distribution Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected and the Distribution Entitlement of the Known Creditor who would have been entitled had its Known Claim been Admitted rather than Conclusively Rejected becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)) is of the Basic Scheme Consideration (which for this purpose shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from:

                  (A) Known Claims being Conclusively Rejected resulting in a Rejected Claims Supplement being deducted from the Basic Known Claims Segment pursuant to sub-clause 29(1)(a) and becoming available for distribution to Scheme Creditors in accordance with sub-clause 29(2); and/or

                  (B) Known Claims being Conclusively Rejected resulting in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)).

      (4)   (a)   The Elements of the Known Claims Supplement shall be
                  distributed to Admitted Known Creditors at the same time as the Initial Distribution.

            (b) The Elements of the Reserve Claims Supplement shall be distributed to Admitted Reserve Creditors at the same time as the Initial Distribution.

      (5)   (a)   For the purposes of Distributions under the Scheme:

                  (i)   other than the Initial Distribution; and/or

                  (ii) as regards the Initial Distribution if the provisions of sub-clauses 27(2)-27(4) inclusive do not come into force because one or more of the conditions in sub-clause 27(1) is not satisfied, the Supervisors may agree similar or analogous arrangements to those in sub-clause 27(2) (a "MODEL") with the supervisors of the plc Scheme (if any, or, if none, any other duly

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                  authorised representative of plc) where, acting reasonably, the Supervisors consider that to do so shall be in the interests of Admitted Scheme Creditors.

            (b) If a model is agreed pursuant to sub-clause 27(5)(a) prior to the expiry or termination of the Waiting Period, the equivalent of the plc Distribution Supplement thereby created shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

            (c) Any supplement arising pursuant to sub-clause 27(5)(a)(ii) which shall be apportioned in accordance with sub-clause 27(5)(b) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

            (d) Any supplement arising pursuant to sub-clause 27(5)(a)(i) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 27(5)(b) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Receipts in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

            (e) Any supplement arising pursuant to sub-clause 27(5)(a)(i) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

PLC RECEIPTS

28.   (1)   As regards:

            (a) the Initial Distribution if the provisions of sub-clauses 27(2) - 27(4) above do not come into force for any reason; and

            (b)   any Distributions other than the Initial Distribution,

            in each case, to the extent that relevant similar or analogous arrangements as referred to in clause 27(5) are not agreed in respect of the Company's entitlement to the plc Receipts, Admitted Scheme Creditors shall be entitled to all plc Receipts from time to time which shall be held on trust for Scheme Creditors under the Scheme.

      (2) If plc Receipts arise pursuant to sub-clause 28(1) prior to the expiry or termination of the Waiting Period, those plc Receipts shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

      (3) Any plc Receipts arising pursuant to sub-clause 28(1)(a) which shall be apportioned in accordance with sub-clause 28(2) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

      (4) Any plc Receipts arising pursuant to sub-clause 28(1)(b) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 28(2) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

      (5) Any plc Receipts arising pursuant to sub-clause 28(1)(b) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

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REJECTED CLAIMS

29.    (1)   Where a Known Claim is Conclusively Rejected before the expiry or termination of the Waiting Period, the Distribution Entitlement to which the Known Creditor would have been entitled, had its Known
             Claim been Admitted rather than Conclusively Rejected, shall:

             (a) if the quantum of the Known Claim which is Conclusively Rejected exceeds L250,000,000 (such Distribution Entitlement being a "REJECTED CLAIM SUPPLEMENT"), be deducted from the Known Claims Segment and be apportioned as follows:

                   (i) the "KNOWN REJECTED CLAIM SUPPLEMENT" which shall be the Rejected Claim Supplement less the Reserve Rejected Claim Supplement; and

                   (ii) the "RESERVE REJECTED CLAIM SUPPLEMENT" which shall be the same proportion of the Rejected Claim Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected and the Distribution Entitlement of the Known Creditor who would have been entitled had its Known Claim been Admitted rather than Conclusively Rejected becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)) is of the Basic Scheme Consideration (which for this purpose shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from:

                         (A) Known Claims being Conclusively Rejected resulting in a Rejected Claims Supplement being deducted from the Basic Known Claims Segment pursuant to sub-clause 29(1)(a) and becoming available for distribution to Scheme Creditors in accordance with sub-clause 29(2); and/or

                         (B) Known Claims being Conclusively Rejected resulting in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)); and

             (b) if the quantum of the Known Claim (or part thereof) which is Conclusively Rejected is less than or equal to L250,000,000, be deducted from the Known Claims Segment and form part of the Reserve Claims Segment and therefore not be available for distribution to Admitted Scheme Creditors as a Rejected Claim Supplement pursuant to sub-clause 29(2).

       (2) A Rejected Claim Supplement shall become available for distribution following apportionment under sub-clause 29(1)(a) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the amount of the Known Rejected Claim Supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the amount of the Reserve Rejected Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims.

       (3)   For the purposes of distributing the Rejected Claim Supplement; if:

             (a) the plc Scheme including provisions in the form or substantially in the form of that set out in Schedule 2 becomes effective;

             (b) the plc Scheme supervisors admit the Company's claim against plc pursuant to the plc Scheme;

             (c)   (i)   the Known Claim of Ancrane is Admitted by the
                         Supervisors; or

                   (ii) either (or both) the Known Claims of the Eurobond Trustee are Admitted the Supervisors; or

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                  (iii) either (or both) the Known Claims of the Yankee Bond Trustee are Admitted by the Supervisors; and

            (d) the waiting period under the plc Scheme has not been terminated or expired,

            the Supervisors may agree similar or analogous arrangements to those in sub-clause 27(2) with the supervisors of the plc Scheme (if any, or, if none, any other duly authorised representative of plc) where, acting reasonably, the Supervisors consider that to do so would be in the best interests of Admitted Scheme Creditors.

GENERAL PROVISIONS ON DISTRIBUTIONS

30.   (1)   No Scheme Creditor shall have any right to disturb a prior
            Distribution, whether on the grounds that there remains insufficient
            Scheme Consideration to satisfy that creditor's Distribution
            Entitlement (if any) or otherwise.

      (2) The Supervisors shall give all necessary directions and issue all necessary Distribution Notices to the Escrow Trustee (with a copy to the Distribution Agent) to enable Distributions to be made in accordance with the Scheme. The issue by the Supervisors of directions in accordance with this sub-clause 30(2) shall be a complete discharge of the Supervisors' responsibilities with respect to such Distributions. Without prejudice to the generality of the previous sentence, the Supervisors shall not be liable in any way whatsoever for any acts or omissions of the Escrow Trustee, the Distribution Agent or Bondholder Communications in respect of those directions.

      (3) Subject always to sub-clause 30(1) an Admitted Scheme Claim may be withdrawn or reduced as to the amount claimed by agreement between the Supervisors and the relevant Scheme Creditor.

      (4) Any sums of cash or rights or benefits paid, transferred or credited to the Escrow Trustee pursuant to clause 34 shall be distributed together with, or, as appropriate, in place of, and at the same time as, the New Rights to which such sum of cash or other rights or benefits relate.

      (5)   (a)   Elections may be made in Claim Forms and Account Holder
                  Letters for the Eligible Recipient:

                  (i) to receive any New Creditor Shares in the form of ADRs; and/or

                  (ii) subject to the thresholds described in Recital J being met, to receive euro-denominated or US dollar-denominated New Senior Notes (but not both); and/or

                  (iii) to receive any New Creditor Shares:

                        (A)  in certificated form; or

                        (B)  into an account held with CREST.

            (b)   The Company shall pay any applicable SDRT Expense.

            (c) Where there are any New Creditor Shares which are not sufficient in number to equate to one ADR and which therefore cannot be transferred to the ADR Depositary in accordance with the terms of the Escrow and Distribution Agreement, the Supervisors shall direct the Escrow Trustee to procure that the Distribution Agent, acting on behalf of the Escrow Trustee shall sell those New Creditor Shares and remit the proceeds to augment the Reserve Claims Segment.

      (6) Eligible Recipients shall receive Distributions in accordance with the provisions of the Scheme provided that no fraction of a New Share and no fraction of a New Note shall be transferred, allotted or issued to any Eligible Recipient but:

            (a) if the New Creditor Shares or New Notes or any of them are Listed all fractions of such Listed New Creditor Shares or New Notes which, but for this proviso, any such Eligible

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                  Recipients would have received shall be aggregated and sold in the market and the net proceeds of sale shall comprise part of the Reserve Claims Segment; and

            (b) if any of the New Creditor Shares or New Notes are not listed, all entitlements of Eligible Recipients to all fractions of such New Creditor Shares and New Notes which, but for this proviso any such Eligible Receipts would have received, shall be rounded down to zero and the fractions shall comprise part of the Reserve Claims Segment.

      (7)   (a)   New Creditor Shares and New Notes will not be distributed to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is required as to whether the conditions or requirements of applicable law or regulation are "unduly onerous," such determination will be made by the Company with the advice of legal counsel and having due regard for the number of Scheme Creditors and Bondholders that are or may be located in the relevant jurisdiction, the value of the securities to which such persons are or may be entitled pursuant to the Scheme, the extent to which the requirements of the laws and regulations of such jurisdiction as applied to the Scheme are uncertain, the nature and extent of the risks or penalties associated with any violation of those legal or regulatory requirements and the costs, administrative burden and timing implications of taking such action (if any) as might permit distributions of securities to be made in that jurisdiction (including pursuant to any available exemptions) in accordance with applicable legal and regulatory requirements.

            (b) Notwithstanding the foregoing, distribution of New Creditor Shares and New Notes will not be refused on the grounds of any legal or regulatory prohibition of general application under the laws of any Unrestricted Jurisdiction, unless there has been a Change of Law.

            (c) New Creditor Shares and New Notes will not be distributed to or to the order of any Scheme Creditor or Bondholder located in a Restricted Jurisdiction, except that New Creditor Shares and New Notes will be distributed to or to the order of:

                  (i) any Scheme Creditor or Bondholder located in France if the Scheme Creditor or (as the case may be) the Bondholder and any Designated Recipient of such Bondholder is a "qualified investor" as defined in Article L.411-2 of the French Monetary and Financial Code;

                  (ii) any Scheme Creditor or Bondholder located in Italy, if CONSOB has confirmed that such distribution does not constitute a public offering under Italian securities legislation;

                  (iii) any Bondholder located in Italy, if the number of such persons does not exceed 200;

                  (iv) any Scheme Creditor other than a Bondholder located in Italy, if:

                        (A) such person is a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998
                             Article 31, paragraph II; or

                        (B) such person is not a "professional investor" as so defined but the number of such persons that are not "professional investors" does not exceed 200; and

                  (v) any Scheme Creditor or Bondholder located in the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont if such persons falls within one of the relevant categories of persons set out in
                        Schedule 4.

            Notwithstanding the foregoing, New Creditor Shares and New Notes may be distributed to or to the order of persons located in a Restricted Jurisdiction to the extent that there has been a Change of Law.

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      (d) Notwithstanding the provisions of sub-clause (c) above, if the confirmations required by box 3 of the Claim Form or section 5, paragraphs (D), (E) and (F) of the Account Holder Letter are given in the form requested by the Claim Form or the Account Holder Letter (as the case may be), then distribution of New Creditor Shares and New Notes to or to the order of the relevant persons will not be refused on the grounds of any legal or regulatory prohibition of general application under the laws of any Restricted Jurisdiction, unless:

            (i) the Company determines that such confirmations have been given inappropriately on the basis that information provided in or in connection with the transmittal of the Claim Form or Account Holder Letter indicates that such Claim Form has been submitted by, or such Account Holder Letter has been delivered on behalf of, or delivery of securities is being requested to or for the account or benefit of, a person that is located in a Restricted Jurisdiction and that could not be eligible to receive the securities under any provision described in sub-clause 30(7)(c);

            (ii) the Company obtains actual knowledge that such confirmations are false; or

            (iii) there has been a Change of Law.

            Notwithstanding the foregoing, New Creditor Shares and New Notes will be distributed in Italy pursuant to sub-clauses 30(7)(c)(ii), 30(7)(c)(iv)(B) (to the extent applicable) without regard to whether the required confirmations have been inappropriately or falsely given in any relevant Claim Form or Account Holder Letter.

      (e) To the extent that New Creditor Shares or New Notes that would otherwise be deliverable pursuant to the Scheme cannot be delivered because of a legal or regulatory prohibition described in sub-clause 30(7) (a) above, such New Creditor Shares or New Notes will not be delivered and instead:

            (i) in the case of New Creditor Shares or New Notes that are listed on a securities exchange, such New Creditor Shares or New Notes will be sold and the net proceeds of such sale delivered to the relevant person in full satisfaction of the rights of such person in respect of such New Creditor Shares or New Notes under the Scheme, all as more particularly specified in the Escrow and Distribution Agreement; and

            (ii) in the case of New Creditor Shares or New Notes that are not listed on a securities exchange, the relevant person will receive a sum in cash which is substantially equivalent in value to such New Creditor Shares or New Notes, such sum to be determined by agreement between the Company and the Supervisors or absent such agreement by adjudication under
                  Part VI and the Supervisors shall direct the sale of the New Creditor Shares and/or New Notes to which the relevant person would otherwise have been entitled.

      (8) The Supervisors shall give all appropriate directions to the Escrow Trustee (with a copy to the Distribution Agent) to give effect to this clause 30.

      (9) Any sale referred to in this clause 30 shall be made for the best terms reasonably available at the time of the sale and shall be undertaken on behalf of the person absolutely entitled to the relevant asset and none of the Supervisors, the Company, the Escrow Trustee, the Distribution Agent, the Registrars or any other person shall be responsible for any loss arising from the terms or timing of the sale.

      (10) For the avoidance of doubt, a Scheme Creditor must comply with the terms of the Scheme, including submitting a Claim Form in accordance with the provisions of clause 12, in order for its Eligible Recipient to receive any Distributions of Scheme Consideration to which that Scheme Creditor's Scheme Claim might entitle it.

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                                    PART IV

                          FURTHER PROVISIONS REGARDING
                      THE ISSUE OF NEW SHARES AND WARRANTS

31. The following shall apply in relation to the allotment and issue of the New Shares and the Warrants in pursuance of the Scheme:

       (1) The New Shares shall be allotted and issued by the Company to the Escrow Trustee by means of credit to an appropriate CREST account of the Escrow Trustee or its nominee.

       (2) Each New Share shall be allotted and issued credited as fully paid in consideration of:

             (a) the release of Scheme Claims which are the subject of the First Initial Distribution Notice on the basis set out in the Scheme; and/or (as the case may be)

             (b) the agreement of Scheme Creditors with other Scheme Claims not to commence or continue Prohibited Proceedings in respect of such Scheme Claims as set out in clauses 2 to 5,

             (such consideration being in aggregate net of the amount of the Cash and the face value of the New Notes).

       (3) The plc Shareholders shall receive the plc Shareholder Stock on the following basis:

             (a) each plc Shareholder shall be provisionally allocated one New Share from the plc Shareholder Stock in respect of every 559 ordinary shares of nominal value 5p each in the capital of plc ("PLC SHARES") which it holds on the last day of dealings in those shares prior to the Effective Date (the "REGISTER DATE"). No fractions of New Shares shall be provisionally allocated to plc Shareholders.

             (b) each plc Shareholder who holds less than 559 plc Shares at the Register Date shall be allocated one New Share from those New Shares not distributed by virtue of the prohibition against the allocation of fractions of New Shares set out in sub-clause 31(3)(a) ("RESIDUAL SHARES"). If there are insufficient Residual Shares to enable one New Share to be allocated to each such plc Shareholder (the "SHORTFALL"), sub-clause 31(3)(c) shall apply until the Shortfall has been eliminated. If there are Residual Shares in excess of the number of New Shares required to ensure that each plc Shareholder is allocated one New Share from the plc Shareholder Stock pursuant to sub-clause 31(3)(a) (the "EXCESS"), sub-clause 31(3)(d) shall apply.

             (c)   (i)   One New Share shall be deducted from the provisional
                         allocation of each plc Shareholder beginning with the plc Shareholder receiving the highest provisional allocation (from which no New Share has been deducted under this sub-clause) and continuing with the plc
                         Shareholder with the next highest provisional allocation.

                   (ii) Where more than one plc Shareholder has the same provisional allocation and a deduction pursuant to sub-clause 31(3)(c)(i) is required to be made from the provisional allocation of one such plc Shareholder, such deduction shall be made in the alphabetical order of the first letter of the surname or corporate name (or first surname or corporate name if more than one) of such plc Shareholders as they appear in the register of the members of plc.

                   (iii) Deductions pursuant to sub-clauses 31(3)(c)(i) and
                         31(3)(c)(ii) shall continue until the number of New Shares so deducted equals the Shortfall.

             (d)   (i)   If the Company reasonably believes that the New Shares
                         shall be (and they are in fact) Listed within 30
                         Business Days of the Effective Date, the Registrars shall use reasonable endeavours to procure the sale of the Excess on the London Stock Exchange and the net proceeds of sale shall be paid to the Company for its benefit.

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                   (ii) In any other circumstances, the Registrars shall use reasonable endeavours to procure the sale of the Excess and the net proceeds of such sale shall be paid to the Company for its benefit.

             (e) Once the provisional allocations under this sub-clause have been finalised they shall be treated as final allocations and distributed to plc Shareholders as soon as reasonably practicable in the manner provided for in the Escrow and Distribution Agreement.

       (4) The Warrants shall be allotted and issued by the Company prior to the Effective Date and the Registrars shall hold the Warrants for the benefit of the plc Shareholders to be distributed to (or, as the case may be, sold in the market as provided in sub-clause 31(6)(b)) as directed by the Company in accordance with the terms of the Scheme.

       (5) Each plc Shareholder shall be allocated one warrant in respect of every 56 plc Shares which it holds at the Register Date. No fractions of Warrants shall be allocated to plc Shareholders.

       (6)   (a)   New Shares and Warrants will not be distributed to or to the order, or for the account or benefit, of any plc Shareholder where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous
                   (determined in accordance with sub-clause 30(7)(a)).
                   Accordingly,

                   (i) New Shares and Warrants will not be distributed to any plc Shareholder that is shown in the register of plc Shareholders as having a registered address in Malaysia, unless there has been a Change of Law; and

                   (ii) Warrants will not be distributed to any plc Shareholder that is shown in the register of plc Shareholders as having a registered address in Italy, unless:

                         (A) CONSOB has confirmed that such distribution does not constitute a public offering under Italian securities legislation; or

                         (B) the number of such plc Shareholders does not exceed 200; or

                         (C)  there has been a Change of Law.

             (b) To the extent that New Shares or Warrants that would otherwise be deliverable to a plc Shareholder cannot be delivered because of a legal or regulatory prohibition described in sub-clause 31(6)(a) above, such New Shares or Warrants will not be delivered and instead the Registrars shall use reasonable endeavours to sell such New Shares or Warrants and will pay the net proceeds of such sale (if any) to the relevant plc Shareholder in full satisfaction of the rights of such plc Shareholder in respect of such New Shares or Warrants under the Scheme, all as more particularly specified in the Escrow and Distribution Agreement.

       (7) Any sale pursuant to clause 31 shall be for the best terms reasonably available at the time of the sale and shall be undertaken on behalf of the relevant plc Shareholders and none of the Supervisors, the Company, the Escrow Trustee, the Distribution Agent, the Registrars or any other person shall be responsible for any loss arising from the terms or timing of the sale or the failure to procure any purchaser for all or any plc Shareholder Stock or Warrants to be sold pursuant to clause 31.

32. The plc Shareholder Stock and the Warrants shall only be available for the purposes of Distributions to plc Shareholders (or sale) pursuant to clause 31.

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                                     PART V

                      ESCROW AND DISTRIBUTION ARRANGEMENTS

ESCROW AND DISTRIBUTION AGREEMENT

33. On the Effective Date, those provisions of the Escrow and Distribution Agreement which have not already come into force shall come into force in accordance with its terms. In particular, but without limitation, the Company, forthwith upon the Effective Date, shall allot and issue or, as the case may be, pay the Basic Scheme Consideration (and the plc Shareholder Stock) to the Escrow Trustee or its nominee to be dealt with in accordance with the Escrow and Distribution Agreement. Any plc Receipts shall (as soon as practicable after receipt by the Company) be paid or transferred to the Escrow Trustee to be dealt with in accordance with the Escrow and Distribution Agreement.

SCHEME CONSIDERATION AND PLC SHAREHOLDER STOCK WHEN HELD IN ESCROW BY THE ESCROW TRUSTEE

34. All of the Scheme Consideration allotted, issued and/or transferred to the Escrow Trustee or its nominee shall be held by the Distribution Agent or the Escrow Trustee's nominee, as the case may be as custodian for the Escrow Trustee. The Escrow Trustee shall hold that Scheme Consideration on bare trust absolutely for the Scheme Creditors on the basis set out in the Escrow and Distribution Agreement and all of the plc Shareholder Stock allotted, issued or transferred to the Escrow Trustee shall be held by the Escrow Trustee on trust absolutely for the plc Shareholders. In each case and so as to bind the Scheme Creditors and any person deriving title from them, the Scheme Consideration shall be applied by the Escrow Trustee on behalf of the Scheme Creditors absolutely entitled to it, in accordance with the Escrow and Distribution Agreement and the provisions of the Scheme. Subject to the provisions of the Escrow and Distribution Agreement, the Escrow Trustee shall at no time whatsoever, either present or future, have any beneficial interest in the Scheme Consideration or the plc Shareholder Stock.

35. Whilst any New Shares, New Notes or any Cash are held by, or on behalf of, the Escrow Trustee:

       (1) dividends paid on (or any other rights or benefits added or attached to) such New Shares; and/or

       (2) interest accrued on any such Cash or interest paid on any such New Notes; and/or

       (3) any cash arising from the prepayment by the Company of any such New Senior Notes or New Junior Notes in accordance with their terms and any interest accruing thereon,

       shall be paid, transferred or credited to the Escrow Trustee to hold on the terms of the Escrow and Distribution Agreement.

36. The Escrow Trustee shall not exercise any voting rights attaching to any New Notes or New Shares held in escrow.

37.    (1)   The Escrow Trustee's liabilities as trustee shall be solely those arising out of its trusteeship and other obligations set out in the Escrow and Distribution Agreement.

       (2) The Distribution Agent's liabilities as custodian for the Escrow Trustee and as distribution agent shall be solely those arising out of its custodianship and other obligations set out in the Escrow and Distribution Agreement.

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                                    PART VI

                            INDEPENDENT ADJUDICATION

38. If any question or issue in relation to the existence or quantum of a Scheme Claim shall be referred for adjudication as a result of an election made pursuant to clause 17 or the question of what sum an Eligible Recipient shall be entitled to shall be referred for adjudication pursuant to sub-clause 30(7)(e)(ii) the question or issue shall be referred for adjudication to an individual agreed between the Supervisors and the relevant Scheme Creditor (the "COUNTERPARTY"), such individual to be an independent third party considered by the Supervisors and the Counterparty to be a fit and proper person duly qualified to adjudicate on the question or issue, or in the absence of any such agreement between the Supervisors and the Counterparty within 10 Business Days of the election, to an individual nominated by The President of the Law Society of England and Wales.

39. The individual to whom the question or issue is referred (the "ADJUDICATOR") shall be entitled to prescribe such reasonable provisions and procedures as, in his absolute discretion, he may consider appropriate for the purposes of assisting him in reaching his decision, and shall be entitled for such purpose to call for such evidence in relation to the question or issue referred to him as he may require, provided that the Counterparty and the Company shall always be afforded a reasonable opportunity to make oral submissions to the Adjudicator. In any one adjudication, such oral submissions shall not in aggregate occupy more than one working day save with the approval, in his absolute discretion, of the Adjudicator.

40. With regard to any adjudication before him, the Adjudicator may make such directions in respect of payment of his remuneration and in respect of the costs, charges and expenses incurred by him, the Supervisors, the Company or the Counterparty as he shall think just. In particular, but without limitation, one party may be directed to pay remuneration and costs, charges and expenses of another party if, in the opinion of the Adjudicator, any such party has made a claim, relied on a defence or otherwise howsoever conducted himself in relation to the adjudication in a manner which is frivolous, vexatious or had no reasonable prospect of success.

41. If the Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by the Supervisors or by the Company, the same shall forthwith be paid in full by the Company.

42. If the Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by the Counterparty, the same shall forthwith be paid in full by the Counterparty and, if not so paid then, for the purposes of determining whether such Counterparty is entitled to participate in any Distribution under the Scheme, he shall be treated as having received on account an advance distribution under the Scheme equal to the amount which he has been directed to pay.

43. Subject to any directions which may be given by the Adjudicator in accordance with clause 40, the Company shall pay all costs, charges and expenses incurred by the Adjudicator in the course of exercising and performing his powers, duties and functions under the Scheme and shall pay such remuneration to the Adjudicator for the exercise and performance of his powers, duties and functions as may be agreed between the Adjudicator and the Supervisors and approved by the Creditors' Committee.

44. The Adjudicator shall notify the Supervisors and the relevant Counterparty of his decision by notice in writing by Post as soon as practicable.

45. Subject to any mandatory applicable law, the determination of the Adjudicator of any question or issue shall be final and binding on the Company, the Supervisors and the Counterparty and, for the avoidance of doubt, there shall be no right of appeal therefrom, and no right to make any claim against the Adjudicator in respect thereof. For the avoidance of doubt, this exclusion of any right of appeal shall operate only to the extent permitted by law.

46. If at the expiration of 6 months in the case of a question or issue referred for adjudication as a result of an election made pursuant to clause 17 or of 3 months in the case of a question or issue referred for adjudication pursuant to sub-clause 30(7)(e)(ii) no decision on such question or issue has been reached by an Adjudicator, then nothing in this Scheme shall preclude the Counterparty from taking any appropriate action in the Court for the purposes only of securing a determination of the question or issue concerned.

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                                    PART VII

                                THE SUPERVISORS

47. The Supervisors shall have the powers, duties and functions conferred upon them by the Scheme and any other documents entered into pursuant to the Scheme.

48. The Supervisors shall be a minimum of two individuals (and not more than three) who are each licensed insolvency practitioners and duly qualified in the reasonable opinion of the Company and the Creditors' Committee to discharge the function of the Supervisors under the Scheme. The initial Supervisors shall be Philip Wedgwood Wallace and Richard Heis of KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, England.

49. The Supervisors, or any of them, may resign their appointment at any time by giving not less than 28 days' notice in writing to the Company and the Creditors' Committee or such shorter period as may be agreed by the Company and the Creditors' Committee.

50. The office of Supervisor shall be vacated by an appointee to that office if that appointee:

       (1)   dies, becomes bankrupt or mentally disordered; or

       (2) is convicted of an indictable offence (other than a road traffic offence); or

       (3) resigns his office by 28 days' notice in writing to the other Supervisors; or

       (4)   ceases to be a licensed insolvency practitioner.

51. In the event of a vacancy in the office of the Supervisors pursuant to clauses 49 and 50, the Company and the Creditors' Committee (acting in accordance with sub-clause 82(2)) shall, if required, forthwith appoint as a replacement Supervisor a person who is suitably qualified so to act pursuant to clause 48 and not disqualified to act under clause 50 and who consents to act as Supervisor.

52. The functions and powers of the Supervisors under the Scheme may be performed and exercised jointly or severally and any act required to be done by the Supervisors pursuant to the Scheme may be done by all or any one or more of them.

53.    (1)   The Supervisors shall supervise, and carry out their functions as set out in, the Scheme.

       (2) Without prejudice to the generality of sub-clause 53(1), the Supervisors shall:

             (a) execute an accession letter to the Escrow and Distribution Agreement on the Effective Date and on and from the Effective Date, perform their obligations and duties thereunder;

             (b) prepare a report on the conduct of the affairs of the Company in relation to the Scheme and the operation of the Scheme during each period of 12 months since the later of the Effective Date and the date when the last such report was prepared;

             (c) attend meetings of the Creditors' Committee and meetings of the Scheme Creditors convened and operated in accordance with
                   Part IX to discuss such reports or if requested by the party convening the meeting for any other purpose in relation to the operation of this Scheme; and

             (d) maintain a record of Scheme Creditors entitled to attend meetings of Scheme Creditors based on information contained in Claim Forms and supplied by Bondholder Communications to the Supervisors in accordance with the terms of the Escrow and Distribution Agreement.

54. The Supervisors shall, with effect from the Effective Date, ensure that there is in force in relation to the Company such bond as would have had to be in force if the Company had been wound up in England on the Effective Date and they had been appointed as liquidators of the Company.

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55. Without prejudice to the generality of clause 53, in carrying out their functions and powers under the Scheme, the Supervisors shall be entitled:

       (1) to admit or refuse to admit Scheme Claims Submitted by Scheme Creditors (including to ensure the Company properly conducts its defence of any Prohibited Proceedings and/or any Allowed Proceedings) and direct:

             (a)   Distributions; and

             (b) realisations of Scheme Consideration to generate cash for Distributions by the Distribution Agent in accordance with the Scheme and the Escrow and Distribution Agreement;

       (2) to have access at all reasonable times to all relevant employees, books, papers and other documents of the Company and to receive all such information from the Company as they may reasonably require in relation to their duties as Supervisors and to receive the reasonable co-operation of the Company in connection with the conduct of any Prohibited Proceedings, any Allowed Proceedings or defending any Proceedings against the Supervisors in respect of carrying out their functions and exercising their powers under the Scheme;

       (3) to delegate to any Employee all or any of the functions, powers, rights, authorities and discretions conferred upon the Supervisors under the Scheme and from time to time to revoke any such delegation, provided that the Supervisors shall be responsible for any act or omission of any such employee or delegate to the same extent as if they had expressly authorised it;

       (4) to be remunerated by the Company for the carrying out of such functions and powers (in the case of the initial Supervisors, Philip Wedgwood Wallace and Richard Heis, such remuneration to be calculated by reference to the Supervisors' Engagement Letter) and to be reimbursed by the Company for all expenses properly incurred by them in connection with this clause including any adverse costs ordered to be paid by the Supervisors as a result of any Proceeding in connection with the Scheme;

       (5) to defend any proceedings against them in respect of carrying out their functions and exercising their powers under the Scheme;

       (6) to apply to the Court for directions in relation to any particular matter arising in the course of the Scheme;

       (7) to liaise with the Creditors' Committee and to attend Creditors' Committee meetings;

       (8) to convene a meeting of Scheme Creditors in accordance with Part IX, if appropriate; and

       (9) to exercise such powers as are necessary or desirable to enable them to fulfil their functions under the Scheme and to do all other things incidental to the exercise of the functions and powers referred to in this and clause 53.

56. Save as expressly set out in this Scheme, the Supervisors shall be entitled to employ and remunerate accountants, actuaries, lawyers and other professional advisers or agents in connection with the conduct of their functions and powers under the Scheme.

57. Any function of or power conferred on the Company or its officers, whether by statute or by its memorandum or articles of association, which could be exercised in such a way as to interfere with the exercise by the Supervisors of their functions and powers in relation to the Company or the Scheme, shall not be so exercised except with the consent of the Supervisors, which may be given either generally or in relation to particular cases. Any such consent given by the Supervisors may be withdrawn.

58. In carrying out their functions and exercising their powers under the Scheme, the Supervisors shall act bona fide and with due care and diligence in the interests of the Scheme Creditors as a whole and they shall use their powers under the Scheme for the purpose of ensuring that the Scheme is operated in accordance with its terms.

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59.    (1)  Save as expressly set out in this Scheme or the Escrow and
            Distribution Agreement, the Supervisors shall act as agents of the Company (without personal liability) in respect of all functions and powers conferred on them under this Scheme. The Supervisors shall, in their capacity as such, incur no liability to any Scheme Creditor or any other person:

            (a) in respect of any decrease in the value of a Scheme Creditor's Distribution Entitlement during the period between that Scheme Creditor submitting its Scheme Claim and that Scheme Creditor receiving Scheme Consideration in satisfaction of its Distribution Entitlement;

            (b) in respect of bringing the Waiting Period to an end pursuant to sub-clause 24(1);

            (c) arising from the structure or establishment of the Scheme including any claim based upon:

                  (i)   the quantum of the Reserve Claims Segment; and

                  (ii)  the timing of the First Initial Distribution; and

            (d) arising from the exercise of any power or discretion vested in them under the Scheme,

            except where such liability arises as a result of their own negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty (or as a result of the negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty of any Employee).

       (2) The Company shall indemnify the Supervisors for any Liability incurred by the Supervisors arising out of or in connection with making or having made any Distributions in accordance with the terms of the Scheme save to the extent that such Liability arises from the Supervisors own negligence, wilful default, breach of duty, breach of trust, fraud or dishonesty (or as a result of the negligence, wilful default, breach of duty, breach of trust, fraud or dishonesty of any Employee).

60.    (1)  To the extent permitted by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith and with due care by the Supervisors in accordance with and to implement the provisions of the Scheme or the exercise by the Supervisors in good faith and with due care of any power conferred upon them for the purposes of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and the Supervisors shall not be liable for any loss unless such loss is attributable to their own negligence, default, breach of duty, breach of trust, fraud or dishonesty (or to the negligence, default, breach of duty, breach of trust, fraud or dishonesty of any Employee).

       (2) To the extent permitted by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith and with due care by any Employee in accordance with and to implement the provisions of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and no Employee shall be liable for any loss unless such loss is attributable to his own negligence, default, breach of duty, breach of trust, fraud or dishonesty.

       (3) When the Company, acting through the Supervisors, gives directions under:

            (a)   sub-clauses 4(c) and (d);

            (b)   sub-clauses 5(3), 5(5), 5(8) and (9);

            (c)   sub-clauses 6(1), 6(2), 6(3), 6(4) and 6(8);

            (d)   sub-clause 7(10);

            (e)   sub-clause 8(10);

            (f)   sub-clause 9(22);

            (g)   sub-clause 11(2);

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          (h)   clause 12; or

          (i)   sub-clause 13(1),

          of the Escrow and Distribution Agreement or sub-clause 111(3), the Company gives those directions for and on behalf of the Scheme Creditors who are absolutely entitled to the assets affected by those directions under clause 5(7) of the Escrow and Distribution Agreement and so as to procure that their obligations under clause 34 are fulfilled.

61. The Supervisors' remuneration and expenses and all costs and expenses incurred by them on behalf of the Company in carrying out their functions and exercising their powers and generally in relation to the supervision and implementation of the Scheme shall be met by the Company upon written demand from the Supervisors.

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                                   PART VIII

                              CREDITORS' COMMITTEE

CONSTITUTION OF THE CREDITORS' COMMITTEE

62.    (1)   There shall be a Creditors' Committee under the Scheme.

       (2) The Creditors' Committee shall consist of not less than three nor more than seven persons (referred to henceforth in the Scheme as "COMMITTEE MEMBERS") unless the Supervisors in consultation with the Creditors' Committee agree otherwise.

       (3)   The following shall be eligible for appointment as Committee
             Members:

             (a) any Scheme Creditor (whether an individual, a body corporate or a partnership); and

             (b) notwithstanding sub-clause 66(3), any other person with the written consent of the Supervisors which consent may be revoked by the Supervisors at any time.

       (4) Each Committee Member which is a body corporate or a partnership may, by notice in writing to the Creditors' Committee, appoint a senior executive, other senior employee or professional adviser as its representative ("NOMINATED REPRESENTATIVE") to represent that Committee Member at any meeting of the Creditors' Committee.

       (5) Any Committee Member or Nominated Representative who is an individual may, by notice in writing to the Creditors' Committee, appoint a senior executive, other senior employee or professional adviser as an alternative ("ALTERNATE") to attend and vote in his place at any meeting of the Creditors' Committee.

       (6) Any Nominated Representative or Alternate shall have the same powers and shall be subject to the same duties and limitations as the Committee Member whom the Nominated Representative or Alternate represents.

MEMBERSHIP OF THE CREDITORS' COMMITTEE

63. On the Effective Date, to the extent possible, the Supervisors shall appoint up to seven Scheme Creditors, each of which has indicated its willingness to act as a Committee Member in a Claim Form or Account Holder Letter, representing a proper balance of the interests of Scheme Creditors as a whole.

64. The Creditors' Committee may resolve at any time, by a majority of two-thirds of the Committee Members present at a meeting of the Creditors' Committee, to appoint any person who is eligible to be so appointed to be a Committee Member, whether to fill a vacancy or as an additional Committee Member, so that the total number of Committee Members shall not exceed the maximum number specified in sub-clause 62(2). In appointing additional Committee Members, the Creditors' Committee shall endeavour to ensure that the composition of the Creditors' Committee is such that it represents a proper balance of the interests of Scheme Creditors as a whole.

65. The Scheme Creditors may, by a resolution passed at a meeting of Scheme Creditors convened, and at which business is transacted, pursuant to Part IX ("CREDITORS' RESOLUTION") remove any Committee Member from office and without prejudice to the Creditors' Committee's powers under clause 64 may by Creditors' Resolution appoint any person who is eligible to be appointed under sub-clause 62(3) to be a Committee Member either to fill a vacancy or in addition to the existing Committee Members, but so that the total number of Committee Members shall not exceed the maximum number specified in sub-clause 62(2).

66. The office of a Committee Member shall be vacated if any of the situations set out in clauses 67 to 69 applies or if that Committee
       Member:

       (1)   resigns by notice in writing addressed to the Creditors' Committee;
             or

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       (2)   is removed from office by a Creditors' Resolution; or

       (3) subject to sub-clause 62(3)(b) and clause 69 ceases to be (or is found never to have been) a Scheme Creditor or an authorised representative of a Scheme Creditor; or

       (4) fails to attend three consecutive meetings of the Creditors' Committee, unless the Creditors' Committee (excluding that Committee Member) resolves by a majority of two-thirds of the Committee Members present at a meeting of the Creditors' Committee that he should continue as a Committee Member.

67. In the case of an individual, the office of a Committee Member shall be vacated if that individual:

       (1)   dies; or

       (2) becomes bankrupt or is subject to an individual voluntary arrangement or analogous process under the law of any jurisdiction to which he is subject; or

       (3)   becomes mentally disordered; or

       (4) becomes disqualified from acting as a director under the law of any jurisdiction to which he is subject; or

       (5) is convicted of an indictable offence (other than a road traffic offence).

68. In the case of a body corporate or partnership, the office of a Committee Member shall be vacated if that body corporate or partnership is dissolved.

69. In the case of a person appointed with the consent of the Supervisors under sub-clause 62(3)(b), the office of that Committee Member shall be vacated if that person has his written consent under that clause revoked by the Supervisors.

70. Any person entitled to appoint a Nominated Representative or an Alternate may from time to time revoke that appointment and appoint another Nominated Representative or Alternate by notice in writing to the Creditors' Committee, the Supervisors and the Company.

71. The appointment of a Nominated Representative or an Alternate (as the case may be) shall terminate automatically if:

       (1)   his appointment is revoked by his appointor; or

       (2) the person whom that Nominated Representative or Alternate represents ceases to be a Committee Member; or

       (3) the Nominated Representative or Alternate ceases to be a senior executive, senior employee or professional adviser of the Committee Member whom he represents; or

       (4) the Nominated Representative or Alternate dies, becomes mentally disordered, bankrupt or is disqualified from acting as a director in each case under the law of any jurisdiction to which he is subject or is convicted of an indictable offence (other than a road traffic offence).

PROCEEDINGS OF THE CREDITORS' COMMITTEE

72. Save as otherwise specifically provided in the Scheme, the Creditors' Committee may convene, adjourn and otherwise regulate its meetings in such manner as it considers appropriate. Subject to clause 77, the quorum at any meeting of the Creditors' Committee shall be at least two-thirds of the Committee Members, provided that if a quorum is not present within 30 minutes from the time appointed for a meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to such time and place as may be determined by the majority of the Committee Members present and the Committee Members present at any such meeting reconvened following an adjournment shall constitute a quorum. Each Committee Member shall have one vote and, except as otherwise provided in the Scheme, matters arising at a meeting shall be decided by a majority of votes cast at the meeting.

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73. The Creditors' Committee shall meet at least once every 12 months for the purpose of receiving a report from the Supervisors on the progress of the Scheme. The Creditors' Committee shall hold such further meetings as it considers desirable for the purpose of performing its functions under the Scheme. A meeting of the Creditors' Committee shall be called as soon as reasonably practicable if so requested by at least two Committee Members or if the Supervisors otherwise consider it appropriate. Except with the consent of all Committee Members, no meeting of the Creditors' Committee may be called on less than ten Business Days' notice and, except with the consent of all Committee Members, no business may be transacted at any such meeting other than that set out in the notice of that meeting.

74. The Supervisors shall convene a meeting of the Creditors' Committee as soon as reasonably practicable after the end of the Waiting Period.

75. Each Committee Member (including any Nominated Representative or Alternate) and the Supervisors (or their representatives) shall be entitled to attend and receive notice of all meetings of the Creditors' Committee. The Supervisors shall be entitled to attend and speak, but not to vote, at all meetings of the Creditors' Committee. If so requested by the Creditors' Committee, the Supervisors (or their representative(s)) shall absent themselves from such part of a meeting of the Creditors' Committee as the Creditors' Committee may specify.

76. Proper minutes shall be kept of all proceedings of the Creditors' Committee and such minutes shall at all reasonable times be open to inspection by (subject to clause 81) any Committee Member. Copies of such minutes shall be sent as soon as practicable after each meeting to the Supervisors and each Committee Member.

77. A Committee Member (including any Nominated Representative or Alternate) and the Supervisors may participate in a meeting of the Creditors' Committee through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and, in the case of a Committee Member (including any Nominated Representative or Alternate), is counted in a quorum and entitled to vote. All business transacted in this way by the Creditors' Committee is deemed to be validly and effectively transacted at a meeting of the Creditors' Committee although fewer than two-thirds of the Committee Members are physically present at the same place. If, at any time during a Committee Meeting any person participating in the meeting ceases to be able to hear and speak to all other Committee Members, Nominated Representatives or Alternates, whether participating in the Committee Meetings through the medium of conference telephone or similar form of communication equipment or in person, the meeting shall be adjourned and reconvened when full communication between those Committee Members attending the meeting is restored.

78. Other than in relation to such a resolution as is referred to in clause 82, a resolution in writing signed by all Committee Members for the time being shall be valid and effective as if passed at a meeting of the Creditors' Committee duly convened and held.

POWERS

79.    (1)   The Creditors' Committee shall have the powers specifically set out in the Scheme.

       (2) If the Supervisors determine that the costs of making any further Distribution of Scheme Consideration would exceed the value of the Scheme Consideration remaining to be distributed, the Creditors' Committee may direct the Supervisors to procure the sale of such Scheme Consideration and distribute the proceeds of that sale provided that the costs of making such Distributions do not exceed the proceeds of sale to be distributed.

80. Before each meeting of Scheme Creditors convened pursuant to clause 93 the Supervisors shall submit to the Creditors' Committee a report on the operation of the Scheme during the period since the last such report was prepared (or, in the case of the first such meeting, since the Effective
       Date) and shall (or shall appoint a representative to) attend at any meeting of the Creditors' Committee at which that report is considered for the purpose of giving such explanations and information as the Creditors' Committee may

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       require. A copy of that report, incorporating such amendments (if any) as may be agreed by the Supervisors and the Creditors' Committee, shall be made available to Scheme Creditors in accordance with clauses 95 and 96.

81. The Creditors' Committee may from time to time resolve to seek information from the Supervisors concerning the operation of the Scheme, and may depute any one Committee Member to apply in writing to request and receive from the Supervisors any or all such information. The Supervisors shall promptly give to the Creditors' Committee all such information reasonably requested concerning the operation of the Scheme as the Creditors' Committee shall from time to time resolve to seek and in respect of which a written request shall have been received by the Supervisors. Each Committee Member shall be entitled at any time to raise questions or to request a meeting with the Supervisors in connection with the performance of his responsibilities as a Committee Member and, subject to their duties under the Scheme the Supervisors shall use reasonable endeavours to respond to such questions or to comply with any such request for a meeting. Notwithstanding the preceding provisions of this clause, the Supervisors shall not be obliged to disclose:

       (1) any confidential information of the Company to a Committee Member if the information relates, or the Supervisors reasonably believe that the information relates, to any matter where such Committee Member has an interest in conflict with the Company (other than a general conflict arising as a result of the status of the Committee Members (or their appointors) as Scheme Creditors); or

       (2) any information which could cause the Company to breach insider dealing rules, the Financial Services and Markets Act 2000 or the Listing Rules of the UKLA.

82.    The Creditors' Committee shall be entitled:

       (1) by a resolution passed by at least three-fourths of all of the Committee Members present and voting at any time to call upon a Supervisor to resign, provided that each such Supervisor and each Committee Member have been given at least 20 Business Days' notice of the proposed resolution and of the reasons why the resolution is to be put to the Creditors' Committee and have been given a reasonable opportunity to make representations at the meeting at which the resolution is proposed. If the Supervisor declines to resign within 5 Business Days of a resolution of the Creditors' Committee calling for his resignation, a resolution requiring his removal shall be put before the next meeting of the Scheme Creditors and, if passed, the Supervisor shall vacate the office of Supervisor;

       (2) upon removal of a Supervisor or if a Supervisor ceases to hold office for any other reason, to appoint any person qualified to act under clause 48 to be a Supervisor in their place (and a resolution requiring ratification of such appointment shall be put before the next meeting of Scheme Creditors pending which the appointee shall have full power to act as a Supervisor) save that if a resolution is passed at a meeting of Scheme Creditors requiring the removal of any of the Supervisors pursuant to sub-clause 82(1) such appointment may be made by the Scheme Creditors at such meeting.

83. The Creditors' Committee shall be entitled to engage legal and financial advisers from time to time as reasonable in order to assist them in carrying out their functions as the Creditors' Committee. At any particular time, the Creditors' Committee may only engage one legal and one financial adviser. Reasonable costs of such advisers shall be paid by the Company.

84. The Creditors' Committee and the Company shall use reasonable endeavours to ensure that there are two duly qualified Supervisors in office at all times.

DUTIES

85. Each Committee Member, each Nominated Representative, and each Alternate shall, in performing their functions as such in relation to the Scheme, act bona fide in what he or she reasonably considers to be the interests of the Scheme Creditors as a whole. For the avoidance of doubt (but without prejudice to its

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       specific powers as set out by the Scheme) it shall not be the duty of the Creditors' Committee to monitor the carrying out of the Scheme or the activities of the Supervisors.

86. It shall be the duty of each Committee Member who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company (other than any which arises as a result of the provisions of the Scheme) to declare (or procure that its Nominated Representative or Alternate shall declare) the nature of his or its interest at a meeting of the Creditors' Committee. For this purpose a general notice given to the Creditors' Committee to the effect that a Committee Member is an associate (within the meaning of section 435 of the Insolvency Act 1986) of a specified company or firm and is to be regarded as interested in any contract with that company or firm shall be deemed a sufficient declaration of interest in relation to any such contract or arrangement. Such a Committee Member shall not be counted in the quorum, shall not be entitled to vote in relation to any matter relating specifically to any such contract, shall retire from the meeting for so long as the matter is discussed and voted upon and shall not receive any information, nor be entitled to inspect any part of the minutes of a meeting of the Creditors' Committee, relating thereto.

87. Each Nominated Representative or Alternate shall be entitled to report to the Committee Member appointing him on the proceedings of the Creditors' Committee and, so far as necessary for that purpose, to disclose confidential information of the Company to those officers, employees and professional advisers of that member or appointor who need to know it in connection with (where a Nominated Representative or Alternate is disclosing information) the performance of his or its responsibilities as a Committee Member, provided that such information does not to his or its knowledge (after due enquiry) relate to any matter where any such appointor has an interest in conflict with the Company (other than a general conflict arising as the result of the status of Committee Members or the appointors of a Nominated Representative or Alternate as Scheme Creditors). Each Committee Member shall, and shall procure that its Nominated Representative or Alternate and its officers, employees and professional advisers shall, preserve the confidentiality of such information and shall use such information only for the purposes of performing their responsibilities and functions (or their Nominated Representative's or Alternate's responsibilities and functions) in relation to the Creditors' Committee.

RESPONSIBILITY

88. No Scheme Creditor, Supervisor or the Company shall be entitled to challenge the validity of any act done or omitted to be done in good faith by any Committee Member (or Nominated Representative or Alternate) in accordance with and to implement the provisions of the Scheme or the exercise by any such Committee Member (or Nominated Representative or Alternate) in good faith of any power conferred upon it or him by or for the purposes of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and no such Committee Member (or Nominated Representative or Alternate) shall be liable for any loss or damage unless such loss or damage is attributable to its or his own wilful default, fraud, dishonesty or wilful breach of duty.

VALIDATION OF ACTS

89. All acts done by the Creditors' Committee or any member of the Creditors' Committee or any person acting as a Committee Member or as a Nominated Representative or Alternate shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a Committee Member or person acting as aforesaid, or that any of them were disqualified, be valid as if every such person had been duly appointed and qualified.

EXPENSES

90. Each member of the Creditors' Committee, each Nominated Representative and each Alternate shall be entitled to be reimbursed by the Company upon written demand to the Company and the Supervisors for their reasonable out of pocket expenses incurred in attending meetings of the Creditors' Committee, provided that such meetings are held in London or in such other place as the Supervisors may from time to time agree. Where a Committee Member, its Nominated Representative or any Alternate appointed by

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       the Committee Member or its Nominated Representative must travel to attend a Creditors' Committee meeting in London (or such other place as the Supervisors have agreed), that Committee Member or Nominated Representative shall (and that Alternate shall procure that the Committee Member or Nominated Representative shall) use all reasonable endeavours to appoint as its Nominated Representative or Alternate (as the case may be) for that meeting an individual who is based in locality of the venue of that Creditors' Committee meeting. The Supervisors, acting reasonably, may permit the reasonable out of pocket expenses incurred by a member of the Creditors' Committee, Nominated Representative or Alternative to include the costs of an air fare required to allow such Committee Member, Nominated Representative or Alternate to attend the Creditors' Committee meeting. Where the cost of an air fare is so permitted, it shall be the cost of an economy class fare only.

NO CREDITORS' COMMITTEE

91.    (1)   If at any time there are less than three members of the Creditors'
             Committee or such lesser number as permitted by sub-clause 62(2), the Creditors' Committee may continue to exercise all its functions under the Scheme (other than those provided for in clause 82 and sub-clause 93(2)) for a period of 28 days, during which time the remaining Committee Members shall endeavour to fill the vacancies on the Creditors' Committee.

       (2) If the Committee Members fail to fill vacancies on the Creditors' Committee within such period of 28 days, the Supervisors shall use reasonable endeavors to appoint, within a further 14 days, such additional Scheme Creditors ("INTERIM APPOINTEES") to the Creditors' Committee as are required to fill such vacancies. Interim Appointees may appoint a Nominated Representative or Alternate pursuant to sub-clauses 62(4) and 62(5).

       (3) In appointing any Interim Appointees pursuant to sub-clause 91(2), the Supervisors shall endeavour to ensure that the composition of the Creditors' Committee including such Interim Appointees is such as to represent a proper balance of the interests of the Scheme Creditors as a whole.

       (4) In the event of vacancies on the Creditors' Committee being filled, whether by appointees of the Creditors' Committee pursuant to sub-clause 91(1) or by Interim Appointees appointed by the Supervisors pursuant to sub-clause 91(2), the full powers and functions of the Creditors' Committee under the Scheme shall be restored, provided that no Interim Appointee shall be entitled to vote in relation to any resolution to appoint an additional Committee Member.

      (5) Any Interim Appointee shall be liable to be removed as a Committee Member at any time without notice if the Creditors' Committee (excluding any Interim Appointees) appoints a Scheme Creditor to fill the vacancy which had been filled by such Interim Appointee.

      (6) If at any time after the operation of this clause there are no members of the Creditors' Committee, the Supervisors shall be entitled to continue to carry out their functions and exercise the necessary powers pursuant to the terms of the Scheme, save that the Supervisors shall not be required to provide reports to the Creditors' Committee or obtain the approval of the Creditors' Committee for the purposes of clause 115.

92. If, following the procedure set out in clause 91, there are less than three Committee Members (including Interim Appointees) or such lesser number as permitted by sub-clause 62(2) then, for so long as that is the case, the Creditors' Committee shall not exercise any functions or have any powers under the Scheme and the following provisions shall apply:

      (1) the Supervisors shall use reasonable endeavours to find additional Committee Members to enable it to function;

      (2) any Supervisor may resign under clause 49 provided that a replacement Supervisor is appointed in his place at a meeting of the Scheme Creditors pursuant to a resolution proposed by the Supervisors;

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      (3) any Supervisor may be removed provided that a replacement Supervisor is appointed in his place at a meeting of the Scheme Creditors pursuant to a resolution proposed by any ten Scheme Creditors who have Scheme Claims of an aggregate value in excess of 15 per cent. of all Scheme Claims or any 30 Scheme Creditors; and

      (4) the requirements for obtaining the consent, approval of and for consulting with or notifying the Creditors' Committee and for submitting a report to the Creditors' Committee shall be suspended.

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                                    PART IX

                          MEETINGS OF SCHEME CREDITORS

CONVENING OF MEETINGS

93.    Meetings of Scheme Creditors are to be convened as follows:

       (1) The Supervisors shall convene a meeting of the Scheme Creditors at least once every 12 months unless the Supervisors and the Creditors' Committee agree otherwise.

       (2) The Creditors' Committee may at any time require the Company to convene a meeting of the Scheme Creditors to consider a resolution:

             (a)   for the removal of a Supervisor pursuant to sub-clause 82(1);

             (b) for the appointment of a Supervisor pursuant to sub-clause 82(2); or

             (c)   for such other purpose as it thinks fit.

       (3) The Supervisors may at any time convene a meeting of the Scheme Creditors for such purpose as they think fit.

       (4) Any five or more Scheme Creditors who have Scheme Claims of an aggregate value in excess of 15 per cent. of all Admitted and Unadmitted Scheme Claims or any 20 Scheme Creditors may by notice in writing signed by them or on their behalf and deposited at the registered office of the Company require the Supervisors to convene a meeting of Scheme Creditors for such purpose as they think fit. The relevant Scheme Creditors must specify the purpose for which the meeting is required and it shall be the duty of the Supervisors forthwith to summon a meeting of Scheme Creditors for that purpose and to give such notice of the meeting as is necessary to enable such purpose to be carried out effectively in accordance with the provisions of the Scheme.

94. The Company may appoint a representative or representatives to attend any meeting of Scheme Creditors for the purposes of observing the meeting only.

95. There shall be laid before each meeting of Scheme Creditors convened pursuant to clause 93 the report referred to in clause 80 unless the Supervisors and the Creditors' Committee agree that any such meeting should not be held, in which case a copy of the report shall be sent by the Supervisors to Scheme Creditors upon request from the Scheme Creditors to the Supervisors.

96. At least 20 Business Days' notice shall be given of a meeting of Scheme Creditors. Such notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall (in the case of a meeting convened pursuant to clause 93) specify the place and time of the meeting and the place from which a copy of the report referred to in clause 80 can be obtained by Scheme Creditors upon request from the Scheme Creditors to the Supervisors prior to the meeting.

97. Any costs incurred in the production and distribution of the report referred to in clause 80 shall be borne by the Company.

98. Notice of a meeting of Scheme Creditors shall be given by the Supervisors or the Creditors' Committee, as the case may be, convening the meeting:

       (1) to each Admitted Scheme Creditor, and to any other Scheme Creditor who has applied in writing to the Company to receive notice of such meeting, by sending a notice by Post to such Scheme Creditor at his last known address;

       (2) to all other Scheme Creditors by placing advertisements containing the requisite information in such newspaper or newspapers as the Supervisors shall consider appropriate;

       (3)   where called by the Creditors' Committee, to the Supervisors;

       (4)   where called by the Supervisors, to each Committee Member; and

       (5)   the Company.

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99. The accidental omission to give notice of a meeting of Scheme Creditors to, or the non-receipt of a notice of such a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

RESOLUTIONS

100. If a meeting of Scheme Creditors is convened at a time when a resolution is to be put to the next meeting of Scheme Creditors pursuant to clause 65, the business of the meeting shall include the resolution concerned, and in the case of a resolution to remove a Supervisor pursuant to sub-clause 82(1) which, if passed, would result in there being less than two Supervisors in office, shall also include a resolution that a named person qualified to act under clause 48 and willing to be appointed, be appointed as a Supervisor in their place.

101. No meeting shall be validly convened unless the notice of the meeting sets out the text of each resolution or an adequate summary thereof, which is to be proposed at the meeting (or if no resolution is to be proposed at the meeting, the nature of the business to be discussed thereat) and (in the case of a notice which is sent by Post) is accompanied by a letter explaining (in relation to each such resolution) why the meeting is being convened.

VOTING

102. A resolution put to a meeting of Scheme Creditors shall be effective only if it is approved by a majority in number representing three-fourths in value of the Scheme Claims of Scheme Creditors which are present and voting either in person or by proxy at the meeting.

103. Every Scheme Creditor entitled to vote shall have the right to appoint any person as his proxy to attend and vote instead of him. The instrument appointing a proxy may be in any form which the Supervisors may approve and must be lodged at the place specified in the notice of the meeting for the lodging of proxies not less than 48 hours before the meeting (or adjourned meeting) at which it is to be used.

104. No business shall be transacted at any meeting of Scheme Creditors unless a quorum is present when the meeting proceeds to business. 20 Scheme Creditors present in person or by proxy and having the right to vote at the meeting shall be a quorum, unless the Supervisors and the Creditors' Committee agree a smaller number. All resolutions put to the vote of any meeting shall be decided on a poll (rather than on a show of hands).

105. One of the Supervisors shall preside (or shall nominate a representative to preside) at each meeting of the Scheme Creditors (other than at a meeting at which a resolution to remove a Supervisor is proposed, when the chairman of the Company shall preside), but if the Supervisor (or his nominated representative) or, if relevant, the chairman of the Company is not present within 30 minutes after the time appointed for opening the meeting or is unwilling to preside, the Scheme Creditors present in person or by proxy shall choose some member of the Creditors' Committee or, if no such member is present or if all such members present decline to preside, one of themselves, to be chairman of the meeting. If no person is willing to preside as chairman of the meeting, the meeting shall be adjourned for seven days, and, if no person is willing to preside as chairman of such meeting reconvened following an adjournment, the meeting shall be dissolved.

VALUATION OF SCHEME CLAIMS FOR THE PURPOSES OF MEETINGS

106. For the purposes of valuing any Scheme Claim which a Scheme Creditor has for either of the purposes referred to in sub-clause 93(4) and clause 102, the value of the Scheme Claim shall, in the case of a Scheme Claim which has been Admitted, be the amount of the Admitted Scheme Claim so established (or relevant part thereof) and, in the case of any other Scheme Claim, be such amount as may, for the purposes of such meeting only, be estimated as the value of such Scheme Claim (or relevant part thereof) by the chairman of the meeting. The operation of clause 7 shall not have the effect of extinguishing a Scheme Claim for the purposes of this Part IX.

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107. In the event that a Scheme Creditor disputes the value which has been put on its Scheme Claim, pursuant to clause 106 or otherwise, the dispute shall be referred to the President at that time of the Institute of Chartered Accountants in England and Wales (or, if one of the Supervisors or any of their partners at such time occupies such office, the President of the Law Society of England and Wales) or such other individual qualified to act as an insolvency practitioner within the meaning of section 390 of the Insolvency Act 1986 as such President may nominate. Such nominee shall consult with such relevant experts as he thinks appropriate and shall act as an expert not an arbitrator and his decision (including as to who should bear the costs of such referral) shall be final (but only as regards the convening of the meeting or the vote on that occasion).

108. For the purposes of ascertaining whether or not the requisite percentage for the convening of any meeting of Scheme Creditors or the requisite majority at any meeting of Scheme Creditors has been obtained, the amount of each Scheme Claim (or relevant part thereof) which is denominated in a currency other than sterling shall be converted into sterling at the Scheme Rate.

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                                     PART X

                                  TERMINATION

109. This Scheme shall be unaffected by any future liquidation of the Company and shall in those circumstances continue according to its terms.

110.   (1)   As soon as reasonably practicable after the making of the Final
             Distribution or the Supervisors' determination that any further distribution of Scheme Consideration (or the distribution of the proceeds of sale of such Scheme Consideration) would be uneconomic, the Supervisors shall serve the Termination Notice on the Company, the members of the Creditors' Committee and the Scheme Creditors.
             For the avoidance of doubt, the Supervisors shall not direct the Final Distribution (or determine that any further distribution of Scheme Consideration or the proceeds of sale of such Scheme
             Consideration would be uneconomic) until all Unadmitted Claims have become Admitted or Conclusively Rejected.

       (2) If the Supervisors, acting reasonably, determine that any further distribution of Scheme Consideration (or the distribution of the proceeds of sale of such Scheme Consideration) would be uneconomic, the remaining Scheme Consideration shall in each case be sold and the net proceeds of sale shall (on behalf of the Scheme Creditors for whose absolute benefit that Scheme Consideration is held under the Escrow and Distribution Agreement) be paid to the Company for its own use and benefit absolutely.

       (3) For the purposes of clause 110 a distribution shall be uneconomic if the costs of making the distribution would exceed the value of the Scheme Consideration (or proceeds of sale of such Scheme Consideration) to be distributed.

111.   With effect from the issue of the Termination Notice:

       (1) the Scheme Creditors, the Creditors' Committee, the Company, the Supervisors, the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the Distribution Agent, the Registrars and Bondholder Communications shall have no further rights and obligations under this Scheme except any rights arising as a result of sub-clause 7(2); and

       (2) the Supervisors (and any former Supervisors) and the members of the Creditors' Committee (and any former members) shall be discharged from liability for their respective acts, omissions and conduct pursuant to or under the Scheme other than liability arising:

             (a) in the case of the Supervisors (and any former Supervisors), as a result of their own negligence, default, breach of duty, breach of trust, fraud or dishonesty (or as a result of the negligence, default, breach of duty, breach of trust, fraud or dishonesty of any Employee); and

             (b) in the case of the members of the Creditors' Committee (and any former members), from loss or damage attributable to its or his own wilful default, fraud, dishonesty or wilful breach of duty.

       (3) Where a Termination Notice is served pursuant to sub-clause 115(3), so as to bind Scheme Creditors and any person deriving title from them the Supervisors shall direct the Escrow Trustee to transfer, or procure the transfer of, to the Company (or as the Company shall direct) all Scheme Consideration not previously the subject of a Distribution this being done by the Escrow Trustee on behalf of the Scheme Creditors absolutely entitled to such remaining Scheme Consideration.

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                                    PART XI

                           GENERAL SCHEME PROVISIONS

EFFECTIVE TIME AND NOTIFICATION

112. The Company shall give notification of the Scheme having become effective by placing advertisements in The Times and the world-wide editions of the Wall Street Journal, the Financial Times and the International Herald Tribune as soon as reasonably practicable following the occurrence of the Effective Time.

COSTS

113. There shall be paid in full by the Company all costs, charges, expenses and disbursements reasonably incurred by the Company in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the meeting of Scheme Creditors convened pursuant to the order of the Court to consider the Scheme and the costs of obtaining the sanction of the Court and the costs of placing the notices required by the Scheme.

114. The Company shall pay the costs, charges, expenses and disbursements reasonably incurred by Bondholder Communications, the Escrow Trustee, the Distribution Agent, the Eurobond Trustee, the Yankee Bond Trustee, the security trustee in respect of the New Notes, the Sponsors, the Co-ordination Committee and the Informal Committee of Bondholders and the costs of their respective legal and financial advisors in connection with the negotiation, preparation and implementation of the Scheme and, in the case of Bondholder Communications, also in connection with the negotiation, preparation and implementation of the plc Scheme) including, for the avoidance of doubt, the costs of legal and financial advisers to the Creditors' Committee permitted in accordance with clause 83.

115. (1) For the avoidance of doubt, save as expressly provided in the Scheme, any costs, charges, expenses, remuneration and disbursements which are expressed to be payable by the Company in accordance with the terms of the Scheme (including those provided for in Part VII, VIII and IX and in this Part XI of the Scheme) shall not be paid out of the Scheme Consideration.

     (2)    If at any time in the reasonable opinion of the Supervisors either:

            (a) the Company is unable to pay in full any sum which is expressed to be payable by the Company in accordance with the provisions of this Scheme; or

            (b) the Company refuses to pay any sum despite the reasonable efforts of the Supervisors to require payment and it would be materially prejudicial to wait until the Company can be forced to pay it, then (subject to the proviso below) the Supervisors may raise such sum from the Scheme Consideration in any manner in which they think fit and effect the relevant payment on behalf of the Company and in such event:

            (i) if the event takes place before the expiry of the Waiting Period the Supervisors may take into account the effect of having to raise such sum in such manner in deciding whether or not to bring the Waiting Period to an end;

            (ii) whenever the event takes place, the Company shall continue to be liable to pay such sum and to reimburse the Escrow Trustee for any such sums raised from Scheme Consideration by the Supervisors pursuant to this clause 115; and

            (iii) whenever the event takes place, the Creditors' Committee may nominate one of their number to bring proceedings against the Company in the name and on behalf of the Scheme Creditors to oblige the Company to effect such reimbursement,

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            PROVIDED THAT where, and to the extent that, the aggregate of all such sums raised by the Supervisors and not subsequently reimbursed by the Company would exceed L1,500,000, the Supervisors may only raise in excess of that amount with the consent of the Creditors' Committee, such consent not to be unreasonably withheld.

      (3) If the Creditors' Committee, acting reasonably, withhold giving consent to the Supervisors raising any sums in excess of L1,500,000 pursuant to this clause 115, the Supervisors shall serve a Termination Notice on the Company, the members of the Creditors' Committee and the Scheme Creditors. Clause 111 will thereafter apply.

LISTING, CAPITAL REDUCTION AND US REGISTRATION

116. The Company shall, and, as appropriate, shall procure that the relevant bodies corporate within the Marconi Group shall, create and perfect all security referred to at Appendix 10 and execute all documents required to achieve this as soon as practicable on or following the Effective Date.

117. The Company shall use all reasonable endeavours to:

      (1) procure that Listing of the New Shares, the New Notes and the Warrants takes place as soon as possible on or after the Effective Date and is maintained; and

      (2) to the extent that the Company wishes to utilise the same, procure that all filings from time to time necessary for the renewed annual listing of the New Notes programme on each 12 month anniversary of the date on which the New Notes programme was first listed with the relevant listing and trading authority are made with the relevant listing and trading authority;

      (3) effect the listing of the ADRs on NASDAQ as soon as practicable after the Effective Date;

      (4)   reduce its share capital in the manner envisaged in Recital E.

118. The Company shall use its reasonable endeavours to cause a registration statement on Form F-1 to be declared effective under the US Securities Act of 1933 in respect of the Warrants and the ordinary shares of the Company issuable on exercise of the Warrants as soon as practicable following the Effective Date.

MODIFICATIONS OF THE SCHEME

119. The Company may, at any hearing to sanction the Scheme, consent on behalf of all Scheme Creditors to any modification of the Scheme or any terms or conditions which the Court may think fit to approve or impose.

MODIFICATIONS OF THE RIGHTS ATTACHING TO THE NEW NOTES AND THE COMPANY'S ARTICLES OF ASSOCIATION

120. Nothing in the Scheme shall prevent the modification of the New Notes, the articles of association of the Company or the Escrow and Distribution Agreement in accordance with their respective terms.

FORCE MAJEURE

121. None of the Scheme Creditors, the Company, the Supervisors, the Escrow Trustee, the Distribution Agent, the Registrar, Bondholder Communications or the members of the Creditors' Committee shall be in breach of its obligations under the Scheme as a result of any delay or non-performance of its obligations under this Scheme arising from any Force Majeure.

COMMITTEE RELEASES

122.  (1)   The Co-ordination Committee, the Informal Committee of Bondholders, their respective past and present members and financial and legal advisers to the Co-ordination Committee and the Informal Committee of Bondholders (the "RELEASED PARTIES") shall be released from any Liability that they may have to any Scheme Creditor, the Company, the Supervisors, the Escrow Trustee, the

                              II.  THE CORP SCHEME

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            Distribution Agent, the Registrars, the Eurobond Trustee, the Yankee Bond Trustee, Bondholder Communications and plc (the "RELEASING PARTIES").

      (2) The Releasing Parties shall waive each and every claim that they may have in connection with this Scheme against the Released Parties.

NOTICE

123. Any notice or other written communication to be given under or in relation to this Scheme other than pursuant to clause 112 shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post to:

      (1) in the case of the Company, 338 Euston Road, 4th Floor, London NW1 3BT, England, marked for the attention of the Company Secretary;

      (2) in the case of a Scheme Creditor, its last known address according to the Company;

      (3) in the case of the Supervisors, 8 Salisbury Square, London, EC4Y 8BB, England marked for the attention of Philip Wallace or Richard Heis or such other address as notified to the Creditors' Committee;

      (4) in the case of the Creditors' Committee, such addresses of the Committee Members as notified to the Supervisors; and

      (5) in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme, or by fax or by way of advertisement in The Times and the world-wide editions of the Wall Street Journal and the Financial Times and the International Herald Tribune.

124. Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

      (1)   if delivered by hand, on the first Business Day following delivery;

      (2) if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh business day after posting;

      (3)   if by fax, on the Business Day sent; and

      (4)   if by advertisement, on the date of publication.

125. In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the post.

126. Save in the case of any Distribution Notice or any notice, written communication or document required to be sent pursuant to clause 16 or relating to any appeal against a decision on Scheme Claims pursuant to clauses 17 and 18 or to any adjudication pursuant to Part VI, the accidental omission to send any notice, written communication or other document in accordance with clauses 123 to 125 or the non-receipt of any such notice by any Scheme Creditor shall not affect the provisions of the Scheme.

127. The Company shall not be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors which shall be posted at the risk of such Scheme Creditors.

NEW CORP SPV DIRECTORS

128. If for any reason at any time there are no directors of Corp Spv (whether because they resign or are removed or otherwise) then the following shall apply:

      (1) the Supervisors (in this respect and in this clause only acting as agents of the Scheme Creditors) shall in writing direct the Company (as legal owner of the shares of Corp Spv) to appoint, or

                              II.  THE CORP SCHEME

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            procure the appointments of, new directors ("NEW SPV DIRECTORS") of Corp Spv being those named in the Supervisors' written direction;

      (2) the New Spv Directors shall (subject to sub-clause 128(3)) be drawn from those persons who are members of the board or of the executive committee of the Company at the relevant time;

      (3) the appointment of a New Spv Director shall, for the avoidance of doubt, be subject to the agreement of that person to serve as such a director and if no such agreement is forthcoming from such person referred to in sub-clause 128(2), the Supervisors shall direct the Company in writing to appoint or procure the appointment of other reasonably suitable persons who are willing to serve as New Spv Directors;

      (4) the Company shall act promptly on the written direction of the Supervisors to take all steps necessary to appoint (and confirm the appointment of) the New Spv Directors and register the appointments in accordance with the provisions of the Act;

      (5) the Supervisors' agency for the Scheme Creditors under this clause is irrevocable and the Supervisors shall exercise their power to direct the appointment of New Spv Directors in good faith but entirely as a matter of their own discretion and without reference to the Scheme Creditors; and

      (6) the Supervisors shall have no liability to anyone (including the Scheme Creditors and/or the Company and/or Corp Spv) in relation to their powers and duties under this clause save where such liability arises as a result of their own negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty (or as a result of the negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty of any Employee).

GOVERNING LAW AND JURISDICTION

129. The Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of the Scheme, or out of any action taken or omitted to be taken under the Scheme or in connection with the administration of the Scheme, and for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this clause 129 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

130. The terms of the Scheme and the obligations imposed on the Company and the Supervisors hereunder shall take effect subject to any prohibition or condition imposed by law.

Dated this 31st day of March 2003

                              II.  THE CORP SCHEME

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                                   SCHEDULE 1
                DETERMINATION OF CLAIMS AND PAYMENT OF DIVIDENDS

1. This Schedule applies without prejudice to Parts II, III and IV of the Scheme. If there is any conflict between provisions in this Schedule and provisions set out in the body of the Scheme, the provisions set out in the body of the Scheme shall prevail.

2. For the purposes of determining whether a Scheme Claim should become an Admitted Scheme Claim for the purposes of Distributions, the Insolvency Rules 1986 (the "RULES") listed in this Schedule shall, save where the contrary is stated, be applied in respect of that Scheme Claim and the listed Rules be applied as if:

      (1)   the Company was being wound up voluntarily;

      (2)   the Claim Forms were proofs of debt;

      (3)   the Supervisors were liquidators of the Company; and

      (4) the references to the date on which a company went into liquidation are to the Record Date (save in the application of Rule 4.92, which shall be amended as set out below).

3.     The Rules to be applied are:

      4.73(3)            meaning of "prove"

      4.76               particulars of a creditor's Scheme Claim

      4.77(1) claims established by affidavit (save that a statutory declaration may be called for)

      4.77(2)            affidavit in addition to proof

      4.78(1)            creditor's cost of proving

      4.82               admission and rejection of proofs for dividend

      4.86(1)            estimates of quantum

      4.89               discounts

      4.90 mutual credit and set off (save that sub-rule (3) is to be amended by deleting the words "that a meeting of creditors has been summoned under section 98 or (as the case may be) a petition for the winding-up of the company was pending" and replacing them with the words "that a meeting of creditors for the purpose of approving the Scheme had been summoned")

      4.91(1) debts in foreign currency (save that it shall be amended by deleting the words "official exchange rate" and replacing them with the words "Scheme Rate" and the words "prevailing on the date when the company went into liquidation" shall be deleted)

      4.92 payments of a periodical nature (save that rule (1) is to be amended by deleting the words "date when the company went into liquidation" and replacing them with the words "date on which the Scheme is approved at a creditors' meeting held for that purpose")

      4.94               debt payable at future time

      11.8 proof altered after payment of dividend (save that an increased proof may be admitted only if the Supervisors in their sole discretion so decide)

      11.11              assignment of right to dividend

      11.13(1) and (2)   debt payable at a future time

4.     The English law liquidation rules preventing "double proof" shall apply.

                              II.  THE CORP SCHEME

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                                   SCHEDULE 2

                          EXTRACT FROM THE PLC SCHEME

Capitalised terms in this Schedule shall have the meaning given to them in the plc Scheme.

THE COMPANY AS A RECIPIENT OF SCHEME CONSIDERATION FROM THE CORP SCHEME

26. Property received or receivable by the Company from time to time other than the Ancrane Cash Deduction by virtue of the Ancrane Direction shall be available for distribution and shall be distributed by the Company to Admitted Scheme Creditors subject to, at the time, in the manner and on the basis set out in the Scheme. In the light of the position of Corp as a creditor of the Company entitled to participate in distributions under the Scheme and the position of Ancrane as a creditor of Corp and a Bondholder entitled to participate in distributions under the Corp Scheme, this may involve successive distributions between the Company and Corp including distributions made in accordance with the Ancrane Direction, either notional or actual, as provided for in this Scheme and the Corp Scheme.

THE CORP/PLC MODEL

27.   (1)   Sub-clauses 27(2), (3) and (4) shall apply to the Initial
            Distribution if all of the conditions set out at (a) - (c) inclusive below are satisfied on the Effective Date:

            (a) the Corp Scheme including provisions in the form or substantially the form of that set out in Schedule 2 becomes effective;

            (b)   the Supervisors admit Corp's Known Claim; and

            (c)   (i)    Ancrane's Claim is admitted by the supervisors of the
                         Corp Scheme pursuant to the terms of the Corp Scheme;

                  (ii) either (or both) of the claims of the Eurobond Trustee listed in schedule 3 to the Corp Scheme are admitted by the supervisors of the Corp Scheme pursuant to the terms of the Corp Scheme; or

                  (iii) either (or both) of the claims of the Yankee Bond Trustee listed in schedule 3 to the Corp Scheme are Admitted by the Supervisors of the Corp Scheme pursuant to the terms of the Corp Scheme.

      (2) To give effect to clause 26 and on the conditions in sub-clause 27(1) being satisfied on the Effective Date, the Supervisors shall agree with the Corp Scheme supervisors a distribution model simulating successive distributions in the Corp Scheme and the Scheme of the amounts distributed to Corp in the Scheme and to the Company (pursuant to the Ancrane Direction) (using the figures for Corp's Known Claim, Ancrane's Claim as actually admitted by the supervisors of the respective Schemes and Ancrane's holding of Bonds) in order to produce a net additional amount of Scheme Consideration available for Distribution to Admitted Scheme Creditors with the Initial Distribution (such net additional amount being the "CORP DISTRIBUTION SUPPLEMENT"). The Corp Distribution Supplement shall be distributed to Eligible Recipients at the times and in the manner set out in sub-clause 27(4).

      (3) The Elements of the Corp Distribution Supplement shall for these purposes be treated as being made up of two parts as follows:

            (a) the "KNOWN CLAIMS SUPPLEMENT" which shall be the Corp Distribution Supplement less the Reserve Claims Supplement; and

            (b) the "RESERVE CLAIMS SUPPLEMENT" which shall be the same proportion of the Corp Distribution Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected which results in the

                              II.  THE CORP SCHEME

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                Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29) is of the Basic Scheme Consideration.

       (4)(a) The Elements of the Known Claims Supplement shall be distributed to Admitted Known Creditors at the same time as the Initial Distribution.

          (b) The Elements of the Reserve Claims Supplement shall be distributed to Admitted Reserve Creditors at the same time as the Initial Distribution.

       (5)(a)   For the purposes of Distributions under the Scheme:

                (i)    other than the Initial Distribution; and/or

                (ii) as regards the Initial Distribution if the provisions of sub-clauses 27(2)-27(4) inclusive do not come into force because one or more of the conditions in sub-clause 27(1) is not satisfied, the Supervisors may agree similar or analogous arrangements to those in sub-clauses 27(2) (a "MODEL") with the supervisors of the Corp Scheme where, acting reasonably, the Supervisors consider that to do so will be in the interests of Admitted Scheme Creditors.

          (b) If a model is agreed pursuant to sub-clause 27(5)(a) prior to the expiry or termination of the Waiting Period, the equivalent of the Corp Distribution Supplement thereby created shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

          (c) Any supplement arising pursuant to sub-clause 27(5)(a)(ii) which shall be apportioned in accordance with sub-clause 27(5)(b) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

          (d) Any supplement arising pursuant to sub-clause 27(5)(a)(i) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 27(5)(b) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

          (e) Any supplement arising pursuant to sub-clause 27(5)(a)(i) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

CORP RECEIPTS

28.    (1)   As regards:

             (a) the Initial Distribution if the provisions of sub-clauses 27(2)-27(4) above do not come into force for any reason; and

             (b)   any Distributions other than the Initial Distribution,

             in each case, to the extent that relevant similar or analogous arrangements as referred to in clause 27(5) are not agreed in respect of the Company's entitlement to the Corp Receipts, Admitted Scheme Creditors shall be entitled to all Corp Receipts from time to time which shall be held on trust for Scheme Creditors under the Scheme.

                              II.  THE CORP SCHEME

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      (2) If Corp Receipts arise pursuant to sub-clause 28(1) prior to the expiry or termination of the Waiting Period, those Corp Receipts shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

      (3) Any Corp Receipts arising pursuant to sub-clause 28(1)(a) which shall be apportioned in accordance with sub-clause 28(2) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

      (4) Any Corp Receipts arising pursuant to sub-clause 28(1)(b) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 28(2) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

      (5) Any supplement arising pursuant to sub-clause 28(1)(b) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

                              II.  THE CORP SCHEME

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                                   SCHEDULE 3

                                  KNOWN CLAIMS

Following is a list of Scheme Creditors who may have a Scheme Claim.

The fact that a claim listed below has been provided for in this Schedule 3 at a certain amount does not mean that the particular claim shall be Admitted at that, or any other, amount.

The column headed "Claimed/Estimated Value (including accrued interest) in L's as at the Record Date" provides an indicator of the amount for which each claim may be admitted for the purposes of voting at the meeting of Scheme Creditors convened at the direction of the Court (subject to the remarks set out in the "Remarks" columns). Where necessary, to calculate the Claimed/Estimated Value of a claim in sterling, the Exchange Rate on the Business Day falling immediately prior to the Record Date has been applied if necessary.

                                                        AMOUNT        TOTAL AMOUNT
                                             CLAIMED/ESTIMATED   CLAIMED/ESTIMATED
                                              VALUE (INCLUDING    VALUE (INCLUDING
                                             ACCRUED INTEREST)   ACCRUED INTEREST)
                                                         AS AT        IN L'S AS AT
CREDITOR                                       THE RECORD DATE     THE RECORD DATE          REMARKS
--------                                   -------------------   -----------------   --------------

SYNDICATED BANK DEBT
ABN Amro Bank NV                                 US$47,226,487         L43,932,580
                                                   L13,920,832

Appaloosa Investment Ltd Partnership            US$227,732,619        L221,266,466
                                                   L76,545,686

Australia and New Zealand Investment Bank        US$91,430,478         L85,053,475
                                                   L26,950,731

Banca Antoniana Popolare Veneta London            US$7,556,238          L7,029,213
                                                    L2,227,333

Banca Monte dei Paschi di Siena                  US$47,226,487         L43,932,580
                                                   L13,920,832

Banca Nazionale del Lavoro SpA                   US$78,868,233         L73,367,409
                                                   L23,247,790

Banca Popolare di Lodi                           US$15,584,741         L14,497,751
                                                    L4,593,875

Banco di Roma                                    US$39,670,249         L36,903,367
                                                   L11,693,499

Bank of America N.A. London                       US$7,216,197          L4,585,789

Banque Nationale de Paris                        US$98,231,092         L91,379,767
                                                   L28,955,331

Barclays Bank plc                                US$59,001,013         L53,710,988
                                                   L16,216,699

Bear, Stearns International Limited              US$13,990,285          L8,890,623

Cerebrus Partners LP New York                   US$175,792,979        L154,686,552
                                                   L42,972,661

                              II.  THE CORP SCHEME

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                                                        AMOUNT        TOTAL AMOUNT
                                             CLAIMED/ESTIMATED   CLAIMED/ESTIMATED
                                              VALUE (INCLUDING    VALUE (INCLUDING
                                             ACCRUED INTEREST)   ACCRUED INTEREST)
                                                         AS AT        IN L'S AS AT
CREDITOR                                       THE RECORD DATE     THE RECORD DATE          REMARKS
--------                                   -------------------   -----------------   --------------
Chase Manhattan Bank                            US$150,750,101        L153,710,167
                                                   L57,910,662

Citibank NA                                      US$51,719,250         L48,111,987
                                                   L15,245,153

Commerzbank AG                                   US$91,430,478         L85,053,475
                                                   L26,950,731

Credit Industriel et Commercial Singapore         US$3,054,259          L1,940,938

Credit Suisse First Boston                       US$94,452,973         L87,865,160
                                                   L27,841,664

Den Danske Bank A/S                              US$24,692,104         L43,533,139
                                                   L27,841,664

Deutsche Bank AG                                US$108,836,054         L97,351,233
                                                   L28,187,498

Dresdner Bank AG, London Branch                   US$5,090,432          L3,234,896

Franklin Mutual Advisers LLC                    US$102,204,181         L92,790,941
                                                   L27,841,664

Goldman Sachs Credit Partners LP                 US$48,244,828         L44,579,721
                                                   L13,920,832

HSBC Bank plc                                    US$98,231,092         L91,379,767
                                                   L28,955,331

Instituto Bancario San Paolo di Torino
  SpA                                            US$47,226,487         L43,932,580
                                                   L13,920,832

JP Morgan Chase Delaware                          US$5,012,040          L3,185,079

L-Bank                                           US$75,562,379         L70,292,128
                                                   L22,273,332

Lehman Brothers International (Europe)              US$135,406             L86,048

Merrill Lynch Capital Services Inc               US$23,924,411         L17,724,910
                                                    L2,521,293

Natexis Banques Populaires Paris                  US$5,037,492          L4,686,142
                                                    L1,484,889

National Westminster Bank                        US$94,452,973         L87,865,160
                                                   L27,841,664

Nordeutsche Landesbank Giro, London              US$30,224,951         L28,116,851
                                                    L8,909,333

ORN European Distressed Debt Fund LP              US$8,144,692          L5,175,834

Royal Bank of Scotland plc                       US$91,430,478         L85,053,475
                                                   L26,950,731

                              II.  THE CORP SCHEME

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                                                        AMOUNT        TOTAL AMOUNT
                                             CLAIMED/ESTIMATED   CLAIMED/ESTIMATED
                                              VALUE (INCLUDING    VALUE (INCLUDING
                                             ACCRUED INTEREST)   ACCRUED INTEREST)
                                                         AS AT        IN L'S AS AT
CREDITOR                                       THE RECORD DATE     THE RECORD DATE          REMARKS
--------                                   -------------------   -----------------   --------------
Salomon Brothers Holding Company Inc            US$116,826,226        L108,677,945
                                                   L34,436,572

Special Situations Investing Group Inc           US$23,253,623         L14,777,340

UBS AG Stamford                                  US$10,180,865          L6,469,792

UniCredito Italiano SpA                          US$47,226,487         L43,932,580
                                                   L13,920,832

BONDS

The Bank of New York                            US$931,687,500        L592,073,907           Note 1

                                                US$934,218,750        L593,682,480           Note 2

The Law Debenture Trust Corporation
  p.l.c.                                        E1,028,469,178        L697,740,284           Note 3

                                                  E512,559,932        L347,734,011           Note 4

ALBANY PARTNERSHIP LTD LOAN NOTES

Commerzbank AG                                     L20,165,408         L20,165,408

HSBC Bank plc                                      L12,120,573         L12,120,573

INTEREST RATE SWAPS

Barclays Bank plc                                US$25,261,292         L16,053,185

JP Morgan Chase Bank                             US$57,209,145         L36,355,582

UBS AG                                           US$31,808,043         L20,213,551

SPONSORSHIP

Department of Trade and Industry                    L5,000,000          L5,000,000

The Chancellors, Masters and Scholars at
  the University of Cambridge                         L233,078            L233,078

LITIGATION
(ACTUAL OR POTENTIAL)

Oracle Corporation UK Limited                       L2,577,855          L2,577,855

Millionerrors Investment Club and the          (US$450,000,000)      (L285,968,480)      Note 5 and
  class of plaintiffs they represent                                                         Note 6

Mrs PM Lucas                                           (L9,000)            (L9,000)          Note 6

Mr S Edwards                                          (L50,000)           (L50,000)          Note 6

Mr TR Edeus                                     (US$19,000,000)       (L12,074,225)          Note 7

Mr LA Gillus                                    (US$19,000,000)       (L12,074,225)          Note 6

Mr A Ainslie                                           L35,000             L35,000

Inchcape Fleet Solutions                              L190,005            L190,005

                              II.  THE CORP SCHEME

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                                                        AMOUNT        TOTAL AMOUNT
                                             CLAIMED/ESTIMATED   CLAIMED/ESTIMATED
                                              VALUE (INCLUDING    VALUE (INCLUDING
                                             ACCRUED INTEREST)   ACCRUED INTEREST)
                                                         AS AT        IN L'S AS AT
CREDITOR                                       THE RECORD DATE     THE RECORD DATE          REMARKS
--------                                   -------------------   -----------------   --------------
NON KEY COMMERCIAL CONTRACTS

Arthur Andersen                                        L71,033             L71,033

ASSOCIATED COMPANIES

British Sealed Beams Limited                          L306,672            L306,672           Note 8

Ancrane                                           L377,943,161        L377,943,161       Note 8 and
                                                                                             Note 9

GEC 2001 LOAN NOTES

The Estate of Mr WF Lloyd                               L8,405              L8,405

Mr WJ Spedding                                          L7,525              L7,525

LEASES

Lenhart Real Estate Inc -- Bruton Street,
  London                                           L28,059,200         L28,059,200

Consignia plc -- Marrable House,
  Chelmsford                                          L257,993            L257,993

Dentsply Ltd -- Plymouth                              L235,959            L235,959

The Equitable Life Assurance Co. --
  Cambridge Science Park                            L4,093,270          L4,093,270

CTL Real Estate (Management) -- Glasgow               L100,314            L100,314

The Murray Grant & Property Fund --
  Stevenage                                         L7,491,426          L7,491,426

Charles Bell Holdings Limited --
  (Hendrick Street, Dublin)                           L282,397            L282,397

INLAND REVENUE

Inland Revenue                                     L10,859,000         L10,859,000
                                                                 -----------------

TOTAL KNOWN CLAIMS (CONVERTED INTO
  STERLING) AT THE RECORD DATE                                      L5,192,831,052
                                                                 =================

NOTES TO SCHEDULE 3

Note 1: US$900,000,000 7 3/4 per cent. bonds due 2010, of which Ancrane holds US$131,011,000 as at the Record Date.
Note 2: US$900,000,000 8 3/8 per cent. bonds due 2030, of which Ancrane holds US$130,090,000 as at the Record Date.
Note 3: E1,000,000,000 6.375 per cent. bonds due 2010, of which Ancrane holds E256,735,000 as at the Record Date.

                              II.  THE CORP SCHEME

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Note 4: E500,000,000 5.625 per cent. bonds due 2005, of which Ancrane holds E67,868,000 as at the Record Date.
Note 5:  This includes Millionerrors Investment Club, Mr GG Griwatz,
         Mr PE Graham, Mr JP Iurlano, Mr J Krim, Mr M Winick, R.S.
         Harman & Co., G Dirienzo and the class of plaintiffs they represent.
Note 6: The amount allegedly due to such creditors cannot be estimated, as there is a dispute between the Company and the Scheme Creditor as to the whole of the amount claimed.
         However, the amount claimed by the Scheme Creditor from the Company is shown in brackets for information only. If a Scheme Claim is disputed in its entirety, whether it is liquidated or unliquidated, the chairman will not admit it for the purpose of voting on the Scheme. The chairman's decision will be final. The chairman will, however, advise the relevant Scheme Creditor of his decision to reject such Scheme Creditor's claim for voting purposes before the Scheme Meeting if he considers it to be practicable and, in any event, at or after the Scheme Meeting, and report his decision to the Court.
Note 7: The amount due to this creditor cannot be estimated, as there is a dispute between the Company and the Scheme
         Creditor as to the whole of the amount claimed. The Scheme
         Creditor claims certain unspecified amounts and has not provided a total figure that it alleges the Company owes to it. The amount estimated by the Company to be a prudent figure for the claim based on other claims of a similar nature is shown in brackets for information only. If a Scheme Claim is disputed in its entirety, whether liquidated or unliquidated, the chairman will not admit it for the purpose of voting on the Scheme. The chairman's decision will be final. The chairman will, however, advise the relevant Scheme Creditor of his decision to reject such Scheme Creditor's claim for voting purposes before the Scheme Meeting if he considers it to be practicable and, in any event, at or after the Scheme Meeting, and report his decision to the Court.
Note 8: Such Scheme Creditors will not be voting at the Court sanctioned creditors' meeting as they are connected creditors, related to either Corp or plc. Even though these creditors will not vote, they agree to support the Restructuring by agreeing not to take any action to hinder or oppose the Schemes and not to seek to challenge either
         Scheme in the courts of any jurisdiction.
Note 9:  Ancrane also holds US$131,011,000 of the US$900,000,000
         7 3/4 per cent. bonds due 2010; US$130,090,000 of the US$900,000,000 8 3/8 per cent. bonds due 2030; E256,735,000 of the E1,000,000,000 6.375 per cent. bonds due 2010; and E67,868,000 of the E500,000,000 5.625 per cent. bonds due
         2005 (see Notes 1 to 4 above). Accordingly, Ancrane's aggregate claim against Corp (converted into sterling as at the Record Date) is approximately L776 million.

                              II.  THE CORP SCHEME

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                                   SCHEDULE 4

 PERSONS ELIGIBLE TO RECEIVE SECURITIES PURSUANT TO APPLICABLE EXEMPTIONS UNDER
                            US STATE SECURITIES LAWS

The categories of Scheme Creditors and Bondholders located in the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont to or to the order of whom New Creditor Shares and New Notes will be distributed in accordance with sub-clause 30(7)(c)(v) are as follows:

Arizona -- any bank, savings institution, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer, or a dealer, whether the person is acting for itself or in a fiduciary capacity.

California -- any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the US Investment Company Act of 1940, or pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan or an individual retirement account); any organisation described in Section 501(c)(3) of the US Internal Revenue Code, as amended to 29 December 1981, which has total assets (including endowment, annuity and life income funds) of not less than US$5,000,000 according to its most recent audited financial statement; any corporation which has a net worth on a consolidated basis of not less than US$14,000,000; any wholly-owned subsidiary of any of the foregoing institutional investors; or the US federal government, any agency or instrumentality of the US federal government, any corporation wholly-owned by the US federal government, any state, any city, city and county, or county, or any agency or instrumentality of a state, city, city and county, or county, or any state university or state college and any retirement system for the benefit of employees of any of the foregoing.

Colorado -- any Bondholder, and, any broker-dealer, or a financial or institutional investor, whether the purchaser is acting for itself or in some fiduciary capacity. A financial or institutional investor includes: (a) a depositary institution, which is defined as: (i) a person that is organised or chartered, or is doing business or holds an authorisation certificate, under the laws of a state or of the United States which authorises the person to receive deposits, including deposits in savings, share, certificate, or other deposit accounts, and that is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company registered under the US Investment Company Act of 1940; (e) a business development company as defined in the US Investment Company Act of 1940; (f) any private business development company as defined in the US Investment Advisers Act of 1940; (g) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in the US federal Employee Retirement Income Security Act of 1974, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the US Investment Advisers Act of 1940, a depositary institution, or an insurance company; (h) an entity, but not an individual, a substantial part of whose business activities consist of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of US$5,000,000 as of the end of its latest fiscal year; (i) a small business investment company licensed by the US federal small business administration under the US Small Business Investment Act of 1958; and (j) any other institutional buyer.

Connecticut -- any Bondholder, and, any state bank and trust company, national banking association, savings bank, savings and loan association, federal savings and loan association, credit union, federal credit union, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer; whether the purchaser is acting for itself or in some fiduciary capacity.

Illinois -- any Bondholder, and, any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; a pension fund or pension trust, employees' profit-sharing trust, other financial institution (including any manager of investment

                              II.  THE CORP SCHEME

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accounts on behalf of other than natural persons, who, with affiliates, exercises sole investment discretion with respect to such accounts and provided such accounts exceed ten in number and have a fair market value of not less than US$10,000,000 at the end of the calendar month preceding the month during which the securities are sold) or institutional investor (including investment companies, universities and other organisations whose primary purpose is to invest its own assets or those held in trust by it for others, trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity, and foundations and endowment funds exempt from taxation under the Code, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund), or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; any trust in respect of which a bank or trust company is trustee or co-trustee; any entity in which at least 90 per cent. of the equity is owned by: (i) persons described in this paragraph, (ii) any partnership or other association or trader buying or selling fractional undivided interests in oil, gas or other mineral rights, in frequent operations, for its or his own account rather than for the account of customers, to such extent it or he may be said to be engaged in such activities as a trade or business, (iii) any natural person who has, or is reasonably believed by the person offering the securities to have (a) a net worth or joint net worth with the person's spouse, at the time of the offer, sale or issuance of the securities, in excess of US$1,000,000, or (b) an income or joint income with that person's spouse of US$200,000 in each of the two most recent fiscal years and reasonably expects such an income in the current year, (iv) any person, not a natural person, 90 per cent. of the equity interest thereof is owned by persons described in (a) or (b) immediately above, or (v) any person who is, or is reasonably believed by the person offering the securities to be, a director, executive officer, or general partner of the issuer of the securities or any director, executive officer or general partner of a general partner of that issuer (executive officer shall mean the president, any vice president in charge of a principal business unit, division or function such as sales, administration or finance, or any other officer or other person who performs a policy-making function for the issuer); any employee benefit plan within the meaning of Title I of the US Employee Retirement Income Security Act of 1974 ("ERISA") if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, insurance company, registered investment adviser or an investment adviser registered under the US Investment Advisers Act of 1940, or (ii) the plan has total assets in excess of US$5,000,000, or (iii) in the case of a self-directed plan, investment decisions are made solely by persons that are described herein; any plan established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of US$5,000,000; or any organisation described in Section 501(c)(3) of the Code, any Massachusetts or similar business trust, or any partnership, if such organisation, trust, or partnership has total assets in excess of US$5,000,000.

Ohio -- any dealer, corporation, bank (which includes a trust company, savings and loan association, savings bank, or credit union that is incorporated or organised under the laws of the United States or of any state thereof, or of Canada or any province thereof, and subject to regulation or supervision by such country, state or province), insurance company, pension fund or trust, employees' profit-sharing fund or trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, any trust in respect of which a bank is trustee or co-trustee, or any Qualified Institutional Buyer as defined in Rule 144A under the Securities Act.

Vermont -- any Bondholder, and, any financial or institutional investor, which means: (a) a depositary institution, which includes: (i) a person that is organised, chartered, or holding an authorisation certificate under the laws of a state or of the United States which authorises the person to receive deposits, including a savings, share, certificate, or deposit account, and which is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by a federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the US Investment Company Act of 1940; (e) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in the US Employee Retirement Income Security Act of 1974, that is either a broker-

                              II.  THE CORP SCHEME

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dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depositary institution or an insurance company; (f) any other financial or institutional buyer which qualifies as an accredited investor under the provisions of Regulation D as promulgated by the SEC under the Securities Act, as such provisions may be amended from time to time hereafter; (g) a broker-dealer; and
(h) such other institutional buyers as the commissioner may add by rule or order; whether the purchaser is acting for itself or others in a fiduciary capacity.

                              III.  THE PLC SCHEME

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IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

                                                                NO. 1782 OF 2003

                          IN THE MATTER OF MARCONI PLC

                                      AND

                    IN THE MATTER OF THE COMPANIES ACT 1985

          ------------------------------------------------------------

                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)

          ------------------------------------------------------------

                                    BETWEEN:

                                  MARCONI PLC

                                      AND

                              ITS SCHEME CREDITORS
                            (AS HEREINAFTER DEFINED)

                              III.  THE PLC SCHEME

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                                     PART I

                                  PRELIMINARY

RECITALS

DEFINITIONS

A In this Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following expressions shall bear the following meanings:

      "1930 ACT" the Third Parties (Rights Against Insurers) Act 1930;

      "ACCOUNT HOLDER" has the definition in Recital F(3);

      "ACCOUNT HOLDER LETTER" a letter in the form, or substantially in the form, set out as the annex to Appendix 28;

      "ACT" the Companies Act 1985;

      "ADMISSIBLE INTEREST" an amount in respect of any interest to which a Scheme Creditor is entitled to be paid by the Company or which has accrued but is not yet payable by the Company to a Scheme Creditor, whether by reason of contract, judgment against the Company, decree or otherwise, in respect of the period up to, and including, the Record Date;

      "ADMITTED"

      (1) when used of a Scheme Claim, the amount of any relevant claim which has been admitted by the Supervisors pursuant to clause 9 so as to qualify for Distributions and, in the case of an Insured Scheme Claim, for any payment under clause 31; and

      (2) when used of a Scheme Creditor, that Scheme Creditor in respect of the amount of its Scheme Claim which has been admitted by the Supervisors as described in (1);

      "ADMITTED IN FULL" in connection with a Disputed Claim for the purposes of determining the currency or currencies in which New Senior Notes will be denominated means Admitted in the amount set out against that Disputed Claim in the second column of Schedule 3 or in the second column of
      Schedule 3 of the Corp Scheme as the case may be;

      "ADR" an American depositary receipt evidencing an American depositary share, each representing 10 New Shares, issued pursuant to the deposit agreement dated on or around 31 March 2003 between Corp, the ADR Depositary and the owners and beneficial holders of American depositary receipts;

      "ADR DEPOSITARY" Bank of New York, as depositary under the deposit agreement relating to the ADRs;

      "AFFILIATE" in relation to the Company, a body corporate in which it has a direct or indirect interest as a shareholder of at least 25 per cent of the issued ordinary share capital;

      "ALLOWED PROCEEDING"

      (1) any Ascertainment Proceeding in any jurisdiction commenced or continued by a person claiming to be a creditor of the Company and whether against the Company alone or against the Company and others which is commenced or continued (so far as the Company is concerned) for the sole purpose of ascertaining whether such person has (and, if so, the quantum of) a Scheme Claim including for the avoidance of doubt any adjudication pursuant to sub-clause 17(1) and Part V; and

      (2) any proceeding by a Scheme Creditor to enforce its rights under the Scheme where the Company or the Supervisors fail to perform their respective obligations under the Scheme;

      "ANCRANE" Ancrane, an unlimited liability company incorporated in England and Wales with registered number 4308188, which is a subsidiary of the Company;

      "ANCRANE CASH DEDUCTION" has the meaning given it to it in clause 21(1);

                              III.  THE PLC SCHEME

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      "ANCRANE DIRECTION"

      (1) the irrevocable direction given by Ancrane to Corp directing Corp to deliver to the Company any consideration to which Ancrane is entitled pursuant to the Corp Scheme by virtue of any claim form filed by it in the Corp Scheme in respect of the claim listed against its name in Schedule 3 to the Corp Scheme (which, for the avoidance of doubt, does not include any claim or entitlement in respect of Bonds of which Ancrane is the Bondholder); together with

      (2) the irrevocable authorisation and direction given by Ancrane to each of the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the supervisors of the Corp Scheme and the Supervisors to direct the Distribution Agent to pay to the Company all Scheme Consideration to which Ancrane is entitled by virtue of its holding to Bonds or distributions received pursuant to the Corp Scheme;

      "ANCRANE'S CLAIM" Ancrane's claim against Corp listed in schedule 3 to the Corp Scheme;

      "ASCERTAINMENT PROCEEDING" any action or other legal proceeding including any judicial review, arbitration, alternative dispute resolution or adjudication;

      "BANK OF NEW YORK" The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, New York, New York, 10286, U.S.A.;

      "BANKS" the banks, financial and other institutions which provide facilities to Corp as at the Record Date;

      "BASIC KNOWN CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(2)(a);

      "BASIC RESERVE CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(2)(b);

      "BASIC SCHEME CONSIDERATION" has the meaning given to it in clause 21(1);

      "BONDHOLDER COMMUNICATIONS" Bondholder Communications Group, a New York corporation having an office at 30 Broad Street, 46th Floor, New York, NY 10004 U.S.A.;

      "BONDHOLDER" a person with the ultimate economic interest in any of the Bonds;

      "BOND ISSUES" the Euro Issues and the Yankee Issues;

      "BONDS" all or any of the Eurobonds and the Yankee Bonds;

      "BOOK-ENTRY DEPOSITARY" Bank of New York in its capacity as book-entry depositary in relation to the Yankee Bonds (or, from time to time, any successor to Bank of New York as such book entry depositary);

      "BUSINESS DAY" any day on which banks are open for general business in both London and New York;

      "CHANGE OF LAW" a change of law or regulation since 27 March 2003 in any jurisdiction, such that distribution of securities pursuant to the Scheme to a person in such jurisdiction would be prohibited (if previously permitted) or permitted (if previously prohibited) pursuant to sub-clause 30(7);

      "CLAIM FORM" each or any of the claim forms to be completed by or on behalf of a Scheme Creditor (or its duly authorised agent) detailing its Scheme Claim substantially in the form which is set out in Appendix 30;

      "CLEARSTREAM, LUXEMBOURG" Clearstream Banking, societe anonyme;

      "COMPANY" Marconi plc, a company incorporated in England and Wales with registered number 3846429;

      "COMPANY INSURANCE POLICY" any contract of liability insurance insuring the Company in respect of a liability which is a Scheme Claim and which as at the Record Date is valid and enforceable;

      "CONCLUSIVELY REJECTED" when used of a Scheme Claim or part thereof means that following a notice of rejection given pursuant to clause 16 either:

                              III.  THE PLC SCHEME

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      (1) the decision of the Supervisors in relation to that Scheme Claim (or part thereof) has been upheld (in whole or in part) by a determination in an Allowed Proceeding pursuant to clause 18 or by adjudication pursuant to Part V; or

      (2) the Company has been released from that Scheme Claim (or part thereof) pursuant to clause 20;

      "CONSOB" The Commissione Nazionale per le Societa e la Borsa, the public authority responsible for regulating the Italian securities market;

      "CO-ORDINATION COMMITTEE" the co-ordination committee of Banks which has acted in connection with the restructuring proposals, the present members being Barclays Bank PLC, HSBC Bank plc, London Branch, JPMorgan Chase Bank, The Royal Bank of Scotland plc and Commerzbank Aktiengesellschaft, London Branch and of which Intesa BCI S.p.A. was a member from 22 October 2001 to 5 March 2003;

      "CORP" Marconi Corporation plc, a company incorporated in England and Wales under registered number 67307;

      "CORP DISTRIBUTION SUPPLEMENT" (if any) the net additional cash and/or New Rights receivable by the Company pursuant to the Ancrane Direction through the operation of the Corp/plc Model (or any similar or analogous arrangements agreed by the Supervisors with the supervisors of the Corp Scheme pursuant to sub-clause 27(5)) for distribution to Eligible Recipients with the Initial Distribution in accordance with clauses 26 and 27;

      "CORP RECEIPTS" distributions actually received by the Company from Corp pursuant to the Ancrane Direction (but not, for the avoidance of doubt, any Corp Distribution Supplement);

      "CORP/PLC MODEL" the distribution model described in sub-clause 27(2);

      "CORP SCHEME" the scheme of arrangement in respect of Corp under section 425 of the Act sent to certain creditors of Corp with the Explanatory Statement with or subject to any modification, addition or condition approved or imposed by the Court;

      "CORP SPV" Regent Escrow Limited, a limited liability special purpose company incorporated specifically to act as escrow trustee pursuant to the Scheme and the Corp Scheme;

      "CORP'S KNOWN CLAIM" the claim of Corp against the Company as detailed in
      Schedule 3;

      "COURT" the High Court of Justice of England and Wales;

      "COURT HEARING" the hearing of the Company's application to the Court requesting the Court's sanction of the Scheme;

      "CREDITORS' COMMITTEE" the committee of Scheme Creditors established and operated pursuant to and in accordance with Parts VII and VIII;

      "DEFINITIVE HOLDER" the registered holder of a Yankee Bond in definitive form and the bearer (whether pursuant to an attornment or otherwise) of a Eurobond in individual global form other than a Eurobond in individual global form in respect of which no Account Holder Letter has been delivered pursuant to the arrangements described in Recital F(4);

      "DEPOSITARIES" the holders for the time being of the global bonds described in Recital F(5) in respect of which no Account Holder Letter has been delivered;

      "DESIGNATED RECIPIENT" a person specified in the valid Account Holder Letter (or, in the case of Ancrane, in the Escrow and Distribution Agreement) relating to a particular principal amount of Bonds as being the recipient of any part of the First Initial Distribution and of any further Distribution in respect of those Bonds and includes, in the case of any cash distributed as part of any Distribution made in respect of the Eurobonds, each person to whom such cash is distributed through Euroclear or Clearstream, Luxembourg;

      "DIRECTORS" the directors of the Company from time to time;

                              III.  THE PLC SCHEME

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      "DISPUTED CLAIMS" those Known Claims in Schedule 3 to which note 6 to that Schedule applies;

      "DISTRIBUTION" a distribution of Elements of the Scheme Consideration to Eligible Recipients in accordance with the Scheme;

      "DISTRIBUTION AGENT" Bank of New York as distribution agent pursuant to the Escrow and Distribution Agreement and any successor from time to time;

      "DISTRIBUTION ENTITLEMENT" the entitlement under the Scheme of an Admitted Scheme Creditor to a Distribution;

      "DISTRIBUTION NOTICE" an irrevocable notice served by the Supervisors on the Escrow Trustee (with a copy to the Distribution Agent) instructing the Escrow Trustee to direct the Distribution Agent to make a Distribution;

      "DTC" The Depository Trust Company of New York;

      "EFFECTIVE DATE" the date on which an office copy of the order of the Court sanctioning the Scheme shall have been delivered to the Registrar of Companies for registration;

      "EFFECTIVE TIME" the time at which the office copy of the order of the Court sanctioning the Scheme is delivered to the Registrar of Companies for registration;

      "ELEMENT" when used of any of the Basic Scheme Consideration, the Corp Distribution Supplement and any Corp Receipts, each of:

      (1)   the New Senior Notes;

      (2)   the New Junior Notes;

      (3)   the New Shares; and

      (4)   cash;

      "ELIGIBLE RECIPIENT"

      (1) in relation to an Admitted Scheme Claim other than Scheme Claims in respect of Bonds, the Scheme Creditor; and

      (2) in relation to an Admitted Scheme Claim in respect of Bonds, the relevant Designated Recipient;

      "EMPLOYEE" any partner in the same firm as the Supervisors, or any person employed, whether under a contract of service or a contract for services, by that firm or by any company owned by that firm, who is employed by the Supervisors in accordance with Part VI in connection with the conduct of the Supervisors' functions and powers under the Scheme;

      "ESCROW AND DISTRIBUTION AGREEMENT" the agreement entered into on 27 March 2003 between, inter alios, the Company, the Supervisors, the Escrow Trustee and the Distribution Agent in the form set out in Appendix 7, a condition precedent to the effectiveness of which (in so far as it relates to the Scheme) is the occurrence of the Effective Time;

      "ESCROW TRUSTEE" Corp Spv, appointed as escrow trustee under the terms of the Escrow and Distribution Agreement and any successor from time to time;

      "ESOP BANKS" Barclays Bank PLC, Salomon Brothers International Limited and UBS AG;

      "ESOP DERIVATIVE TRANSACTIONS" equity swaps detailed in Appendix 11 under ISDA master swap agreements entered into by Bedell Cristin Trustees Limited and the ESOP Banks;

      "ESOP ESCROW AGREEMENT" the escrow agreement between the Company, Corp, HSBC Bank plc and Barclays Bank PLC dated 13 December 2002;

      "ESOP SETTLEMENT AGREEMENT" the ESOP settlement agreement dated 26 March 2003 between Corp, the Company, HSBC Bank plc, the ESOP Banks and Bedell Cristin Trustees Limited;

                              III.  THE PLC SCHEME

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      "EURO" or "E" the single currency of those member states of the European Communities that have adopted (or adopt) the euro as their lawful currency under the legislation for the European Union for European Monetary Union;

      "EUROBONDS" all or any of the bonds comprising the Euro Issues;

      "EUROBOND TRUSTEE" The Law Debenture Trust Corporation p.l.c., in its capacity as trustee under the Trust Deeds;

      "EUROCLEAR" Euroclear Bank S.A./N.V., as operator of the Euroclear system;

      "EURO ISSUES" E500,000,000 5.625 per cent. bonds due 2005 and E1,000,000,000 6.375 per cent. bonds due 2010, both issued by Corp and both guaranteed by the Company;

      "EXAMINATION PERIOD" has the meaning given to it in sub-clause 24(2);

      "EXCHANGE RATE" means the mid-point rate of exchange on the relevant Business Day for the conversion of one currency to another currency as published in the Financial Times, (or, if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the following Business Day;

      "EXCLUDED CLAIM" any claim or right which a person is or may in any circumstances become entitled to bring or enforce or hold against the Company in respect of any Liability of the Company in each and every case as at the Record Date or to which the Company may become subject after that date by reason of any Liability of the Company incurred before that date in respect of any of the following:

      (1)   the Novated Contracts;

      (2) plc's Liabilities in respect of any promise or arrangement to provide pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, which are for the benefit of any officer or former officer or employee or former employee of the Marconi Group or for the benefit of persons dependent on any such persons, including any guarantees and indemnities given by the Company to trustees or administrators of arrangements providing such benefits but only to the extent that such promise or arrangement represents a Preferential Claim or is protected by a lien or under sections 91 and/or 92 of the Pensions Act 1995 and/or is a Liability under section 75 of the Pensions Act 1995, including those set out in part III of Appendix 9;

      (3)   Preferential Claims;

      (4)   the Company's Liabilities in respect of Unclaimed Dividends;

      (5)   costs, fees and expenses of:

            (a)   all advisers to the Company;

            (b)   the Prospective Supervisors and their advisers;

            (c)   the Escrow Trustee and its advisers;

            (d)   the Distribution Agent and its advisers;

            (e)   the Eurobond Trustee and its advisers;

            (f)   the Yankee Bond Trustee and its advisers;

            (g)   the Co-ordination Committee and its advisers;

            (h)   the Informal Committee of Bondholders and its advisers;

            (i)   Bondholder Communications;

            (j)   the Sponsors and their advisers;

            (k)   the ESOP Banks and their advisers;

                              III.  THE PLC SCHEME

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            (l)   the trustee of the New Senior Notes and its advisers;

            (m)  the trustee of the New Junior Notes and its advisers; and

            (n)   the security trustee in respect of the New Notes,

            (and any Liability under any engagement letter or similar arrangement entered into by the Company with such parties) incurred in connection with the consideration, negotiation and implementation of the restructuring of the Company and plc in each case as set out in part III of Appendix 9;

      (6)   Liabilities of the Company to parties which provide the plc
            Services;

      (7) fee and service arrangements of directors (who were directors of the Company as at the Record Date);

      (8) Liabilities of the Company to a creditor where all such Liabilities in aggregate to that creditor do not exceed L5,000 (which, for the avoidance of doubt, do not include any Liabilities in respect of Bonds); and

      (9)   Liabilities of the Company under:

            (a) the restructuring undertaking agreements with each ESOP Bank, the ESOP Escrow Agreement, Mobile Escrow Agreement, Subsequently Sold Opcos Escrow Agreements, the ESOP Settlement Agreement and the Company's guarantee of the ESOP Derivative Transactions; and

            (b) the documentation which has been entered into in connection with the Restructuring prior to the Record Date as set out in
                  Part III of Appendix 9;

      "EXPENSES FUND" the sum of money comprising the aggregate of:

      (1)   the Ancrane Cash Deduction;

      (2)   sums received after the Record Date from EA Continental Limited;

      (3)   any sums drawn under the LC Facility; and

      (4)   any cash owned by plc immediately prior to the Effective Time,

      augmented from time to time pursuant to clause 117(2);

      "EXPLANATORY STATEMENT" the explanatory statement circulated with this Scheme pursuant to Section 426 of the Act;

      "FINAL DISTRIBUTION" the Distribution of all remaining Scheme Consideration made at the direction of the Supervisors which the Supervisors state in writing to the Company and the Creditors' Committee will be the final Distribution of Scheme Consideration;

      "FINAL DISTRIBUTION DATE" the date of the Final Distribution;

      "FIRST CLAIM DATE" 17 April 2003;

      "FIRST INITIAL DISTRIBUTION" the Initial Distribution to Eligible Recipients on the basis set out in clause 23;

      "FIRST INITIAL DISTRIBUTION NOTICE" the Distribution Notice in respect of the First Initial Distribution compiled by the Prospective Supervisors and presented at the Court Hearing detailing those Scheme Claims which the Prospective Supervisors are satisfied should properly be Admitted on the Effective Date;

      "FORCE MAJEURE" any act of God, government act, war, fire, flood, explosion, civil commotion or act of terrorism;

      "FURTHER SCHEME CONSIDERATION" any of the Expenses Fund (other than the Unclaimed Dividends Fund) and any and all of the Property of the Company (other than the shares in the capital of Ancrane and

                              III.  THE PLC SCHEME

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      the right to the benefit of any contract of insurance payable to Scheme Creditors in accordance with clause 31) which the Supervisors determine is not required to settle or pay Scheme Expenses or Liabilities of the Company in respect of Excluded Claims (other than the Unclaimed Dividends);

      "GOES INTO LIQUIDATION" has the meaning given in section 247(2) of the Insolvency Act 1986 and "GO" or "GOING" into liquidation shall be construed accordingly;

      "INDENTURE" the indenture dated 19 September 2000 between Corp, the Company and the Yankee Bond Trustee and relating to the Yankee Bonds;

      "INFORMAL COMMITTEE OF BONDHOLDERS" the informal ad hoc committee of certain parties with interests in Bonds which has participated in the negotiation of the restructuring of the Company as detailed in Appendix 22;

      "INITIAL DISTRIBUTION" an initial distribution to Eligible Recipients of the Elements of Scheme Consideration on the bases set out in clause 23;

      "INSURANCE COMPENSATION SCHEME" any guarantee or compensation scheme established to protect policyholders who may have been prejudiced in consequence of the inability of authorised insurance companies carrying on business in the UK or elsewhere to meet their liabilities under policies issued by them;

      "INSURANCE RECOVERY RIGHTS" in relation to an Insured Scheme Claim, the rights of the Company against an Insurer or under an Insurance Compensation Scheme which would be transferred to the relevant Scheme Creditor in respect of that Insured Scheme Claim if the Company had been wound up by the Court;

      "INSURED SCHEME CLAIM" any Scheme Claim which may be covered in whole or in part under a Company Insurance Policy in respect of Liabilities being Liabilities in respect of which the Scheme Creditor would have rights under the 1930 Act in the event that any of the events set out in section 1(1)(b) of the 1930 Act occurred with respect to the Company;

      "INSURER" an insurance company or underwriter which has entered into a Company Insurance Policy;

      "KNOWN CLAIMS" the Scheme Claims (including Admissible Interest thereon) listed in Schedule 3;

      "KNOWN CLAIMS SEGMENT" has the meaning given to it in sub-clause 21(3)(a);

      "KNOWN CLAIMS SUPPLEMENT" has the meaning given to it in sub-clause 27(3)(a);

      "KNOWN CREDITOR" a Scheme Creditor in respect of its Known Claim;

      "KPMG" KPMG LLP, a UK limited liability partnership;

      "LC COUNTER-INDEMNITY" the counter-indemnity given by Corp to HSBC Bank plc in respect of HSBC Bank plc's liabilities under the LC Facility;

      "LC FACILITY" the letter of credit facility provided by HSBC Bank plc to the Company and/or the Supervisors to fund the payment of Excluded Claims and Scheme Expenses under the Scheme;

      "LIABILITY" or "LIABILITIES" any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or arises under a contract which is void or, being voidable, has been duly avoided;

      "LIQUIDATION DISTRIBUTION PRINCIPLES" English law relating to dividends paid to creditors in a liquidation under English law;

                              III.  THE PLC SCHEME

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      "LISTING" admission to the Official List maintained by the UKLA for the purposes of part VI of the Financial Services and Markets Act 2000 and to trading on the London Stock Exchange's market for listed securities and "LISTED" shall have a corresponding meaning;

      "MARCONI GROUP" the Company and its Affiliates;

      "MOBILE ESCROW AGREEMENT" the escrow agreement between Corp, the Company, Marconi Bruton Street Limited, HSBC Bank plc, the ESOP Banks, Bedell Cristin Trustees Limited and Slaughter and May dated 2 August 2002;

      "NASDAQ" the national market as operated by Nasdaq Stock Market, Inc.;

      "NEW JUNIOR NOTES" the junior notes to be issued by Corp on or substantially on the terms and conditions set out in Appendix 8 comprising part of the scheme consideration available for distribution to certain creditors of Corp pursuant to the terms of the Corp Scheme;

      "NEW NOTES" the New Senior Notes and the New Junior Notes;

      "NEW RIGHTS" the New Notes and the New Shares;

      "NEW SENIOR NOTES" the senior notes to be issued by Corp on or substantially on the terms and conditions in Appendix 8 comprising part of the scheme consideration available for distribution to certain creditors of Corp pursuant to the terms of the Corp Scheme;

      "NEW SHARES" the 995,000,000 new ordinary shares of 5 pence each to be issued by Corp comprising part of the scheme consideration available for distribution to certain creditors of Corp pursuant to the terms of the Corp Scheme or, except as the context otherwise requires, the equivalent amount of such new ordinary shares in the form of ADRs;

      "NOTIONAL RESERVE CLAIM" means a notional claim against the Company of L250,000,000;

      "NOVATED CONTRACTS" the commercial contracts listed in part III of Appendix 9 which shall be novated to Corp on or before the Effective Date;

      "ONGOING PLC COSTS" has the meaning given to it in clause 116;

      "PLC SERVICES" the services provided by plc's auditors, plc's insurance brokers, registrars and advisers in respect of regulatory matters in connection with the implementation of the plc Scheme;

      "POST" delivery by pre-paid first class post or air mail;

      "PREFERENTIAL CLAIM" any claim against the Company which would have been preferential under section 386 of the Insolvency Act 1986 if the Company were to have gone into liquidation on the Effective Date and on the basis that the Effective Date is the "relevant date" for the purposes of section 387 of the Insolvency Act 1986;

      "PROCEEDING" any process, action, legal or other proceeding including any arbitration, alternative dispute resolution, judicial review, adjudication, demand, execution, seizure, lien or enforcement of judgment;

      "PROHIBITED PROCEEDING" any Proceeding against the Company or its Property in any jurisdiction whatsoever other than an Allowed Proceeding;

      "PROPERTY" all forms of property tangible and intangible, including money, goods, things in action, land and every description of property wherever situated and also the benefit of obligations and every description of interest, whether present or future, vested or contingent or otherwise arising out of, or incidental to, property;

      "PROSPECTIVE SUPERVISORS" means Philip Wallace and Richard Heis being the persons that it is anticipated shall be appointed as Supervisors of the Scheme;

      "RECEIVED ANCRANE CASH" cash received by the Company as part of the Received Ancrane Consideration;

                              III.  THE PLC SCHEME

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      "RECEIVED ANCRANE CONSIDERATION" the Property received by the Company pursuant to the Ancrane Direction;

      "RECORD DATE" 5.00 p.m. (London time) on 27 March 2003;

      "REGISTRAR OF COMPANIES" the registrar or other officer performing under the Act the duty of registration of companies in England and Wales and including a deputy registrar;

      "REGISTRARS" Computershare Investor Services PLC, or such other person as the Company may appoint as its registrars for the purposes of the Scheme;

      "RELEVANT DEDUCTION" the euro equivalent (calculated at the Currency Rate) of the aggregate amount of New Senior Notes which would be allocated in respect of Disputed Claims under each Scheme and in respect of the Notional Reserve Claim under each Scheme, assuming that those claims had been admitted in full and converted into Sterling at the Currency Rate (if required);

      "RESERVE CLAIM" a Scheme Claim which is not a Known Claim;

      "RESERVE CLAIMS SEGMENT" has the meaning given to it in sub-clause
      21(3)(b);

      "RESERVE CLAIMS SUPPLEMENT" has the meaning given to it in sub-clause 27(3)(b);

      "RESERVE CREDITOR" a Scheme Creditor in respect of its Reserve Claim;

      "RESTRICTED JURISDICTION" each of France, Italy, Malaysia and the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont;

      "SCHEME" the scheme of arrangement in respect of the Company under section 425 of the Act in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

      "SCHEME CLAIM" any claim or right which a person is or may in any circumstances become entitled to bring or enforce against the Company in respect of any Liability of the Company in each and every case in existence as at the Record Date or to which the Company may become liable after that date by reason of any Liability of the Company incurred before that date, and including, for the avoidance of doubt but without double-counting and subject as provided in Recital H, the claims of the Depositaries and of Definitive Holders in respect of Bonds but excluding always Excluded Claims;

      "SCHEME CONSIDERATION" the Basic Scheme Consideration together with any Corp Distribution Supplement, Corp Receipts and the Further Scheme Consideration;

      "SCHEME CREDITOR" subject as provided in Recital H, a creditor of the Company in respect of a Scheme Claim including, in respect of Scheme Claims in relation to the Bonds, for the avoidance of doubt and without double counting, the Depositaries and all persons who become Definitive Holders pursuant to the arrangements described in Recital F(4);

      "SCHEME EXPENSES":

      (1) all expenses of the Supervisors and/or the Company under or in respect of the Scheme including:

            (a) the Supervisors' remuneration and out-of-pocket expenses pursuant to the Supervisors' Engagement Letter or any other engagement letter between the Company and the Supervisors for the time being in connection with the Scheme;

            (b)   all litigation costs including:

                  (i)   adverse costs awards or liabilities; and

                  (ii) all costs in connection with Allowed Proceedings or Prohibited Proceedings;

            (c) expenses in connection with meetings of Scheme Creditors under the Scheme;

      (2) all expenses to which members of the Creditors' Committee are (or any other person is) entitled under the Scheme;

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      (3)   Ongoing plc Costs;

      (4) expenses in connection with a dissolution, striking off or liquidation of the Company after the Termination Date; and

      (5) Liabilities of the Company (if any) incurred between the Record Date and the Termination Date and not paid as at the Effective Date;

      "SCHEME IMPLEMENTATION DEED" the deed dated 27 March 2003 made between the Company, Corp, EA Continental Limited, Ancrane, Nominees and others;

      "SCHEME RATE" the mid-point rate of exchange five Business Days prior to the Effective Date for the conversion of the relevant currency to another currency as published in the Financial Times, (or if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the fourth Business Day prior to the Effective Date;

      "SDRT EXPENSE" any UK stamp duty or stamp duty reserve tax payable in respect of:

      (1) the issuance of ADRs to an Eligible Recipient who elects to receive any New Shares distributed to it pursuant to the Scheme or the Corp Scheme in the form of ADRs; or

      (2) the issuance of ADRs to an Eligible Recipient who deposits any New Shares received pursuant to the terms of the Scheme or the Corp Scheme (or an equivalent number of New Shares) into Corp's ADR programme prior to the date falling two calendar months after the effectiveness of the listing of the ADRs on NASDAQ in accordance with the procedures specified by Corp and the ADR Depositary as described in the Explanatory Statement.

      "SPONSORS" Lazard Brothers & Co., Limited and Morgan Stanley & Co.
      Limited;

      "STERLING" or "L" pounds sterling or other lawful currency being the currency of the UK for the time being;

      "SUBMITTED" when used of a Scheme Claim, that it has been duly submitted to the Prospective Supervisors or the Supervisors (as applicable) in accordance with clause 12;

      "SUBSEQUENTLY SOLD OPCO ESCROW AGREEMENT" an escrow agreement established in connection with an operating subsidiary of the Company whose employees were entitled to participate in certain employee share option plans and which was sold after 28 August 2002;

      "SUPERVISORS" the persons holding office as supervisors of the Scheme from time to time;

      "SUPERVISORS' ENGAGEMENT LETTER" the engagement letter dated on or around 31 March 2003 between the Company, KPMG and the Prospective Supervisors;

      "TERMINATION DATE" the date ten Business Days after issue of the Termination Notice;

      "TERMINATION NOTICE" a written notice served by the Supervisors on the Company and the members of the Creditors' Committee and the Scheme Creditors (being, in the case of the Bonds, the Definitive Holders, the Eurobond Trustee and the Yankee Bond Trustee) at the termination of the Scheme as provided for in clause 110 and clause 116;

      "TRUST DEEDS" the two trust deeds each dated 30 March 2000 between the Company, Corp and the Eurobond Trustee and constituting the Eurobonds;

      "UK" the United Kingdom of Great Britain and Northern Ireland;

      "UKLA" the Financial Services Authority in its capacity as the competent authority for the purposes of part VI of the Financial Services and Markets Act 2000, including, where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;

      "UNADMITTED" when used of a Scheme Claim, the amount of any relevant claim which has been Submitted but has neither been Admitted nor Conclusively Rejected;

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      "UNCLAIMED DIVIDENDS" dividends declared prior to the Record Date on the shares in the capital of the Company but not paid to the relevant shareholder or former shareholder;

      "UNCLAIMED DIVIDENDS FUND" the sum of money required to pay all Unclaimed Dividends in full;

      "UNRESTRICTED JURISDICTION" each of the United Kingdom, Bahamas, British Virgin Islands, the Canadian provinces of Alberta, British Columbia, Ontario and Quebec, Cayman Islands, Guernsey, Jersey, Netherlands Antilles, the United States (as to federal securities law) and each state of the United States other than Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont;

      "USA" or "US" the United States of America;

      "US DOLLAR" or "US$" United States dollars or other lawful currency being the currency of the USA for the time being;

      "WAITING PERIOD" the period of 12 months after the Effective Date or such shorter period as results from the operation of clause 24(1);

      "YANKEE BONDS" all or any of the bonds comprising the Yankee Issues;

      "YANKEE BOND TRUSTEE" Bank of New York, in its capacity as trustee under the Indenture; and

      "YANKEE ISSUES" US$900,000,000 7 3/4 per cent. bonds due 2010 and US$900,000,000 8 3/8 per cent. bonds due 2030 both issued by Corp and both guaranteed by the Company.

INTERPRETATION

B In this Scheme, unless the context otherwise requires or otherwise expressly provides:

      (1) references to Recitals, Parts, clauses, sub-clauses and Schedules are references to the Recitals, Parts, clauses, sub-clauses and Schedules respectively of the Scheme;

      (2) references to Appendices are references to the appendices to the Explanatory Statement;

      (3) references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

      (4) references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

      (5) the singular includes the plural and vice versa and words importing one gender shall include all genders;

      (6) references to "including" shall be construed as references to "including without limitation" and "include" shall be construed accordingly;

      (7) headings to Recitals, Parts, clauses, sub-clauses, Schedules and Appendices are for ease of reference only and shall not affect the interpretation of the Scheme;

      (8) references to the Scheme becoming effective are references to the office copy of the order of the Court sanctioning the Scheme being delivered to the Registrar of Companies for registration; and

      (9) references to consents not being "unreasonably withheld" shall be construed as references to such consents not being "unreasonably withheld or delayed".

THE COMPANY

C The Company was incorporated in England and Wales on 17 September 1999 as a public limited company under company number 3846429.

D At the date hereof the Company has an authorised share capital of L300,000,000 divided into 6,000,000,000 ordinary shares of 5 pence each, of which 2,793,011,951 have been issued and are fully paid up or credited as fully paid up, and the remainder remain unissued.

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BINDING OF THIRD PARTIES

E The following persons involved in the implementation of the Scheme have undertaken to be bound to carry out their designated functions under the Scheme and, if applicable, the Escrow and Distribution Agreement:

      (1)   the Supervisors;

      (2)   the Escrow Trustee;

      (3)   the Distribution Agent;

      (4)   the Registrars;

      (5)   the Eurobond Trustee;

      (6)   the Yankee Bond Trustee;

      (7)   Bondholder Communications; and

      (8)   Corp.

BONDS ISSUED BY CORP AND GUARANTEED BY THE COMPANY

F     Each of the Bond Issues is held under an arrangement whereby:

      (1) the Bond Issues are constituted by the Trust Deeds (in respect of the Eurobonds) and the Indenture (in respect of the Yankee Bonds), the trustees being the Eurobond Trustee and the Yankee Bond Trustee respectively;

      (2) the Bonds were initially issued in wholly global bearer form and were held by a depositary under systems designed to facilitate paperless transactions;

      (3) the systems involve immediate interests of persons in the Bonds being recorded in books or other records maintained, in the case of Eurobonds by Clearstream, Luxembourg and Euroclear and in the case of Yankee Bonds, by DTC, Clearstream, Luxembourg and Euroclear (such persons with interests being herein defined as "ACCOUNT HOLDERS");

      (4) at the request of certain creditors of the Company, arrangements have been made for the global Bonds representing the Yankee Bonds to be exchanged in whole or in part for Yankee Bonds in definitive form registered in the names of the Definitive Holders specified in Account Holder Letters and the global Bonds representing the Eurobonds to be exchanged in whole for individual global Eurobonds in bearer form held on behalf of the Definitive Holders specified in Account Holder Letters; and

      (5) any unexchanged Yankee Bonds will, pending their exchange in accordance with subsequently delivered Account Holder Letters, continue to be held in global bearer form by the Book-Entry Depositary and any individual global Eurobonds in respect of which no Account Holder Letter has been delivered will be held by depositaries for Euroclear and Clearstream, Luxembourg.

THE PURPOSE OF THE SCHEME

G The purpose of the Scheme is to constitute a compromise and arrangement between the Company and the Scheme Creditors by:

      (1) the Scheme Creditors exchanging their Admitted Scheme Claims for the Scheme Consideration; and

      (2) providing full and effective releases of all of the Company's Liabilities in respect of Scheme Claims.

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THE BONDS AND THE SCHEME

H Scheme Claims in respect of Bonds arise by virtue of the guarantee given by the Company of the Bond Issues. With the agreement of the Eurobond Trustee, the Yankee Bond Trustee and the Book-Entry Depositary respectively:

      (1) Claim Forms in relation to the Bonds are to be returned by the Eurobond Trustee (in reliance on the promise to pay in favour of the Eurobond Trustee contained in the Trust Deeds) and the Yankee Bond Trustee (in reliance on section 5.04 of the Indenture and the promise to pay in section 10.01 of the Indenture) respectively; and

      (2) persons with interests in or in respect of Bonds have been invited to instruct their Account Holders as to the manner in which the Account Holder Letter delivered in respect of each of the Bonds in or in respect of which they have an interest should be completed including, in particular, as to the identity of the Definitive Holder and any Designated Recipients;

      (3) none of the Eurobond Trustee, the Yankee Bond Trustee, the Book-Entry Depositary and the respective depositaries for Euroclear and Clearstream, Luxembourg will vote at the meetings of creditors of the Company convened at the direction of the Court and instead the Definitive Holders (as creditors of the Company for the purpose) will be recognised as the persons entitled to attend and vote at those meetings;

      (4) Scheme Consideration which is to be distributed in relation to the Bonds is, with the authority and at the direction of the Eurobond Trustee and the Yankee Bond Trustee (as the persons with Submitted Scheme Claims in relation to the Bonds which will have been Admitted), to be distributed to Designated Recipients;

      (5)   the Company has agreed to extend the benefit of its guarantee:

            (a)   of the Eurobonds to the Definitive Holders of Eurobonds; and

            (b)   of the Yankee Bonds to the Definitive Holders of Yankee Bonds;

      (6) as a result, and subject as provided in Recital H(7), references in this Scheme to Scheme Creditors shall, in relation to the Bonds:

            (a) in the context of entitlements to make a Scheme Claim, submission of Claim Forms and receiving or directing the receipt of Scheme Consideration in respect of that Scheme Claim be construed as references only to the Eurobond Trustee and the Yankee Bond Trustee in relation to the Bonds; and

            (b) in the context of entitlement to be appointed to the Creditors' Committee and attend meetings of Scheme Creditors be construed as references only to the Definitive Holders; and

            references to related Scheme Claims shall be construed in the same manner; and

      (7) except where otherwise specifically provided, references in this Scheme to:

            (a) Scheme Creditors in relation to the Bonds in Parts II, VI (excepting clauses 53 and 55), IX and X (excepting clause 114) include the Eurobond Trustee, Bank of New York in its capacities as, the Book-Entry Depositary and the Yankee Bond Trustee, the respective depositaries for Euroclear and Clearstream, Luxembourg, the Depositaries and all persons who are Definitive Holders;

            (b) Scheme Creditors in relation to the Bonds in Parts III, IV and VI (in clause 55) mean the Eurobond Trustee and the Yankee Bond Trustee as entitled claimants under the Scheme;

            (c) Scheme Creditors in relation to the Bonds in Parts VI (in clause 53), VII and VIII, X (in clause 114) mean the Definitive Holders; and

            references to related Scheme Claims shall be construed in the same manner.

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CURRENCY ELECTION

I     (1)   The New Senior Notes to be issued by Corp as part of the
            scheme consideration under the Corp Scheme may be issued denominated in both, or either, euro and US dollars.

      (2) New Senior Notes denominated in US dollars will only be issued by Corp if, following all elections made in Claim Forms and Account Holder Letters received by the Prospective Supervisors and Bondholder Communications respectively by the First Claim Date together with all equivalent currency elections made in accordance with the Corp Scheme, elections have been made which would result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of euro 250,000,000 (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution and the first initial distribution under the Corp Scheme.

      (3) New Senior Notes denominated in euro will only be issued by Corp if, following all elections made in Claim Forms and Account Holder Letters received by the Prospective Supervisors and Bondholder Communications respectively by the First Claim Date together with all equivalent currency elections made in accordance with the Corp Scheme, elections have been made which would result in an aggregate of at least euro 250,000,000 (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution and the first initial distribution under the Corp Scheme.

      (4) If no New Senior Notes denominated in US dollars are issued as a result of the mechanism described in Recital J(2), all of the New Senior Notes will be denominated in euro.

      (5) If no New Senior Notes denominated in euro are issued as a result of the mechanism described in Recital J(3), all the New Senior Notes will be denominated in US dollars.

LISTING

J The Scheme Consideration includes New Shares and New Notes. Application has been made by Corp for Listing of these New Shares and New Notes.

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                                    PART II

                                   THE SCHEME

APPLICATION AND EFFECTIVENESS OF THE SCHEME

1.    (1)   The compromise and arrangement effected by the Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

      (2) The Scheme is conditional upon the Corp Scheme becoming effective and the office copy of the order of the Court sanctioning the Scheme will not be filed with the Registrar of Companies unless and until the Corp Scheme has become effective.

      (3) The Scheme shall become effective at the Effective Time provided always that the Effective Time.

      (4) The Company shall forthwith after the Effective Time declare that it holds:

            (a) all its assets (except the shares in the capital of Ancrane, the Basic Scheme Consideration and the Expenses Fund) on bare trust absolutely to be transferred on the direction of the Supervisors to the Escrow Trustee to hold on trust in accordance with the Escrow and Distribution Agreement; and

            (b) the Expenses Fund on trust for itself absolutely but for the purposes only of:

                  (i) first, meeting or providing for Scheme Expenses and Excluded Claims in accordance with the Scheme; and

                  (ii) secondly, paying Corp an amount equal to the amount paid by Corp under the LC Counter-Indemnity; and

                  (iii) thirdly, transferring any balance remaining in the Expenses Fund immediately prior to the Final Distribution to the Escrow Trustee to hold on trust in accordance with the terms of the Escrow and Distribution Agreement.

      (5) Forthwith after the Effective Time the Supervisors shall set the Unclaimed Dividends Fund aside from the Expenses Fund to be held on trust for the purposes of paying Unclaimed Dividends and dealt with in accordance with the Scheme (including, without limitation, clause
            112).

STAY OF PROHIBITED PROCEEDINGS

2.    (1)   Subject to sub-clause 2(2), no Scheme Creditor shall commence or continue any Prohibited Proceeding in respect of, arising from, or relating to, a Scheme Claim after the Effective Time.

      (2)   Nothing in this Scheme shall prevent:

            (a) a landlord of leasehold property of the Company from exercising such rights and remedies of distress, forfeiture and re-entry (and any other of such landlord's self-help rights and remedies) as it may have in respect of such leasehold property; or

            (b) a secured creditor from exercising its rights and remedies as a secured creditor in respect of any Property of the Company.

3. Subject to sub-clause 20(2), a Scheme Creditor may commence or continue an Allowed Proceeding against the Company after the Effective Time provided that it has first:

      (1) where the Scheme Creditor is continuing an Allowed Proceeding, notified the Supervisors in writing of its intention to do so;

      (2) where the Scheme Creditor intends to commence an Allowed Proceeding, given the Supervisors five Business Days' prior notice in writing of its intention to do so; and

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       (3) where sub-clause 17(2) applies with respect to an Allowed Proceeding, it has, in addition to complying with sub-clause 3(1) or 3(2), as applicable complied with that sub-clause.

4.     (1)   Save in respect of any Allowed Proceeding as permitted by this
             Scheme or any action permitted under sub-clause 2(2), each Scheme
             Creditor by this Scheme covenants not to sue the Company in respect of a Scheme Claim.

       (2) For the purpose of enforcing the covenant in sub-clause 4(1), the Company is hereby appointed as the agent and attorney of each and every Scheme Creditor for the purpose of giving any and all instructions (and doing any such acts or things) as are necessary or desirable to enforce that covenant.

5. If any Scheme Creditor commences or continues any such Prohibited Proceeding as is prohibited by sub-clause 2(1) after the Effective Time it shall be treated as having received, on account of its entitlement to Scheme Consideration, an advance payment by way of a Distribution equal to the amount or gross value of any money, property, benefit or advantage obtained by it after the Effective Date at the expense of the Company or, as applicable, as a result, directly or indirectly, of such Prohibited Proceeding, and the extent, if any, to which it is entitled to Scheme Consideration shall be reduced accordingly. Such Scheme Creditor shall hold any benefit received or receivable in excess of its entitlement to Scheme Consideration pursuant to the terms of the Scheme as a result, directly or indirectly, of a Prohibited Proceeding on trust for the Company and shall account to the Company for such excess benefit. For this purpose, the gross value of any such property, benefit or advantage shall be conclusively determined by the Supervisors and may include such amount as the Supervisors may consider to be appropriate by way of interest or costs, charges or expenses incurred by the Company and/or the Supervisors as the result of such Prohibited Proceeding. This treatment and reduction is without prejudice to the Company's rights first to any injunctive or other relief or remedy to which the Company may be entitled in respect of the breach and, secondly, in respect of any loss the Company may suffer as a result of the breach. The Supervisors shall make such consequential adjustments to the amount and timing of payment of Distributions to any such Scheme Creditor (and in the case of Definitive Bondholders, to the Eurobond Trustee or the Yankee Bond Trustee or both as appropriate) pursuant to the rules and formulae in Part III as are necessary to give effect to this clause.

ASSIGNMENTS OR TRANSFERS

6.     (1)   The Supervisors shall be under no obligation to recognise any assignment or transfer of Scheme Claims after the Record Date for the purposes of determining entitlements under the Scheme, provided that where the Supervisors have received from the relevant parties notice in writing of such assignment or transfer, the Supervisors may, in their sole discretion and subject to the production of such other evidence as they may require and to any other terms and conditions which they may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Scheme. Any assignee or transferee of a Scheme Claim so recognised by the Supervisors shall be bound by the terms of this Scheme and for the purposes of this Scheme shall be a Scheme Creditor.

       (2) For the purposes of the Scheme (including for the purposes of the definition of Excluded Claims) no recognition shall be given to any assignment or transfer of any (or any part of any) debt, claim or right of any person in respect of a Liability of the Company effected between 1 January 2003 and the Record Date (both dates inclusive) other than any such assignment or transfer pursuant to or contemplated by the Scheme Implementation Deed if, in the reasonable opinion of the Supervisors, a material purpose of such assignment or transfer was to make such debt, claim or right (or part thereof) an Excluded Claim (under sub-paragraph (8) of the definition of Excluded Claims) and not a Scheme Claim.

       (3) For the avoidance of doubt, in relation to the Bonds, Bondholders are permitted to assign or transfer their interest in Bonds after the Record Date.

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EFFECT OF SCHEME

7.    (1)    This clause is without prejudice to the Company's rights under clauses 2 and 5 and is subject to Part IX.

      (2) Without prejudice to clause 20, in consideration of the rights of Scheme Creditors under this Scheme (including the rights of Admitted Scheme Creditors to receive Scheme Consideration), all Liabilities on the part of the Company in respect of each Scheme Claim (and any interest accruing thereon or other amounts payable in connection therewith whether arising before or after the Record
             Date), automatically and without further documentation or action of the parties, shall be compromised, fully and finally discharged, satisfied and cancelled on the earlier of:

             (a) the first date on which such Scheme Claim is both Admitted and the subject of a Distribution Notice;

             (b)   the Final Distribution Date; and

             (c) the issue of the Termination Notice (other than a Termination Notice served pursuant to sub-clause 117(3)).

      (3) No Scheme Claim of a Scheme Creditor shall be reduced or in any way affected by the compromise of any claims of that Scheme Creditor against Corp pursuant to the terms of the Corp Scheme nor shall it be reduced or in any way affected by reason of any distributions received by or on behalf of that Scheme Creditor in the Corp Scheme provided that the aggregate recoveries of a Scheme Creditor in respect of a claim pursuant to the Scheme and the Corp Scheme shall not exceed the quantum of the Scheme Claim.

      (4) Nothing in sub-clause 7(2) shall operate to discharge or release the Company from any Liability to a Scheme Creditor to the extent to which that Liability would constitute an Insured Scheme Claim until all monies due to the Scheme Creditor pursuant to clause 31 in satisfaction of that Insured Scheme Claim have been paid.

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                                    PART III

         DETERMINATION OF SCHEME CLAIMS AND PROCEDURE FOR DISTRIBUTIONS

RECORD DATE

8.    (1)   All Scheme Claims shall be determined as at the Record Date.

      (2) Any Scheme Claim which at the Record Date is not immediately due and payable but on the Company going into insolvent liquidation would, either automatically without further action by any party or by the issue of a notice by the relevant Scheme Creditor, be capable of being made legally and immediately due and payable shall be treated for the purposes of Distributions under this Scheme as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

RULES AND PROCEDURES

9. The Supervisors shall consider each Claim Form submitted to determine the existence and quantum of each Submitted Scheme Claim and shall decide the extent, if any, to which it shall be Admitted in accordance with the rules and procedures set out in the Scheme and in particular in Schedule 1.

ONLY ADMISSIBLE INTEREST

10. Without prejudice to sub-clause 7(2), for the purpose solely of the determination and payment of Distributions under the Scheme, no Admitted Scheme Claim shall include any amounts in respect of interest except Admissible Interest and, for the avoidance of doubt, any interest other than Admissible Interest shall not be taken into account by the Supervisors in determining the quantum of the relevant Scheme Claim.

NO ADMISSIONS OF LIABILITY

11. Save as expressly set out in this Scheme or the Explanatory Statement nothing in the Scheme or the Explanatory Statement or the distribution thereof to any person evidences or constitutes any admission by the Company, the Prospective Supervisors, the Supervisors or KPMG that a person is a Scheme Creditor or that a Liability is owed to any person in respect of any claim or right. The failure to distribute the Scheme, Explanatory Statement, any notice or any other communication to any Scheme Creditor shall not constitute an admission by the Company, the Prospective Supervisors, the Supervisors or KPMG that such person is not a Scheme Creditor or that any Liability owed to such person is an Excluded Claim.

PROVISION OF INFORMATION

12.   (1)   A Scheme Creditor submitting a Scheme Claim:

            (a) shall provide the Supervisors with such information as they may reasonably require to enable the claim to be determined (and for the avoidance of doubt shall comply with such of the rules and procedures in Schedule 1 as the Supervisors may require); and

            (b) shall, in any event, submit a Claim Form to the Prospective Supervisors or, after the Effective Date, to the Supervisors (in accordance with the instructions set out in the Claim
                  Form) at the relevant address set out in the Claim Form by hand or by Post.

      (2) Scheme Creditors who wish an Initial Distribution to be distributed to the Eligible Recipient in respect of that Scheme Creditor's Scheme Claim on the Effective Date must have submitted their duly completed Claim Forms so as to be received by the Prospective Supervisors by 5.00 p.m. (London time) on the First Claim Date. Only Known Creditors that have complied with this precondition and whose Scheme Claims are listed in the First Initial Distribution Notice shall be Admitted by the Supervisors in accordance with the Scheme on the Effective Date and participate in the First Initial Distribution in accordance with clause 23. Only if a Scheme Creditor has

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            complied with this pre-condition and its Scheme Claim is Admitted by the Supervisors in accordance with the Scheme on the Effective Date shall that Admitted Scheme Creditor's Eligible Recipient receive an Initial Distribution when the First Initial Distribution is made.

      (3)   For the purposes of this Scheme, it is expressly recognised that:

            (a) the Eurobond Trustee shall be entitled to submit a Claim Form in its capacity as creditor under the Trust Deeds in respect of all of the Eurobonds and, in consequence, no person with an interest in the Eurobonds other than the Eurobond Trustee shall be entitled to submit a Claim Form in respect of the Eurobonds by virtue of such interest; and

            (b) the Yankee Bond Trustee shall be entitled to submit a Claim Form in accordance with section 5.04 of the Indenture and, in consequence, no person with an interest in a Yankee Bond other than the Yankee Bond Trustee shall be entitled to submit a Claim Form in respect of the Yankee Bonds by virtue of such interest.

ENTITLEMENT TO SCHEME CONSIDERATION

13. Eligible Recipients shall be eligible to receive Scheme Consideration in accordance with the Scheme. A Scheme Creditor with a Scheme Claim which is Unadmitted shall not be entitled to Scheme Consideration in accordance with the Scheme unless, until and to the extent that such Scheme Claim becomes Admitted.

14. The amount of the Scheme Consideration to which a Scheme Creditor is entitled (and any Eligible Recipient in respect of that Scheme Creditor's Admitted Scheme Claim is eligible to receive) shall be calculated in accordance with this Part III.

ADMISSION AND REJECTION OF SCHEME CLAIMS

15. A Scheme Claim may be Admitted by the Supervisors either for the whole amount claimed by the Scheme Creditor or for part of that amount.

16. If the Supervisors refuse to admit a Scheme Claim, in whole or in part, they shall promptly prepare a written statement of their reasons for doing so, and send it to the Scheme Creditor, accompanied by a notice of rejection in such form as the Supervisors shall determine.

APPEAL AGAINST DECISION ON SCHEME CLAIMS

17.   (1)   If a Scheme Creditor is dissatisfied with a refusal by the
            Supervisors to admit, in whole or in part, a Scheme Claim then, subject to sub-clause 17(2), it may either commence or continue an Allowed Proceeding to determine the existence and/or quantum of its Scheme Claim or elect by notice in writing to the Supervisors that the existence or quantum of its Scheme Claim be referred for adjudication in accordance with Part V.

      (2) If an Allowed Proceeding has not been commenced, or is not being continued as at the date of the notice of rejection, then either:

            (a) an Allowed Proceeding must be commenced (and notice given in accordance with clause 3); or

            (b) an election for adjudication made in accordance with sub-clause 17(1) by the Scheme Creditor,

            in each case within 40 Business Days following receipt by the Scheme Creditor of the notice of rejection.

18. If a Scheme Claim has not been Admitted and at the expiration of the 40 Business Days period referred to in sub-clause 17(2) an Allowed Proceeding is continuing (whether commenced by the Scheme Creditor

                              III.  THE PLC SCHEME

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before or after receipt of the notice of rejection) or an election has been made for adjudication (in each case in accordance with clause 17) then:

       (1) any final determination of that Allowed Proceeding (after the ordinary time for appealing the original determination or any determination on appeal has expired without any appeal having been made) shall be binding on the Scheme Creditor, the Company and the Supervisors;

       (2) if an election has been made for adjudication the provisions of Part V shall apply; and

       (3) without prejudice to sub-clauses 18(1) and 18(2), the Scheme Creditor and the Supervisors may at any time agree to any matter or issue in the Allowed Proceeding being determined in some manner other than in the Allowed Proceeding, and any Proceeding commenced pursuant to such agreement shall have effect as an Allowed Proceeding commenced in accordance with clause 17.

19. If in an Allowed Proceeding or in an adjudication pursuant to Part V any order or direction shall be made that any costs of such proceeding or adjudication are to be borne by the Supervisors or by the Company, such costs shall be payable in full from the Expenses Fund.

20. If a Scheme Claim has not been Admitted and at the expiration of the 40 Business Days period referred to in sub-clause 17(2) neither an Allowed Proceeding (in accordance with the terms of the Scheme) is continuing in respect of such Scheme Claim nor an election (in accordance with the terms of the Scheme) has been made for that Scheme Claim to be referred to adjudication in accordance with Part V, then:

       (1) the Company shall be released from all Liabilities in relation to the Scheme Claim (or part thereof) which has not been Admitted (and any interest accruing thereon or other amounts payable in connection therewith whether arising before or after the Record Date); and

       (2) any Proceeding which is thereafter commenced and which would otherwise have been an Allowed Proceeding shall be a Prohibited Proceeding.

THE BASIC SCHEME CONSIDERATION, THE KNOWN CLAIMS SEGMENT AND THE RESERVE CLAIMS SEGMENT

21.    (1)  In the Scheme "BASIC SCHEME CONSIDERATION" means the Received
            Ancrane Consideration minus an amount of L7,000,000 deducted from the Received Ancrane Cash. The amount so deducted from the Received Ancrane Cash (in the Scheme called the "ANCRANE CASH DEDUCTION") shall form part of the sum initially comprising the Expenses Fund. The Expenses Fund, other than the sum comprising the Unclaimed Dividends Fund, shall be available for the settlement or payment of such of the Liabilities of the Company in respect of Excluded Claims and Scheme Expenses as the Supervisors from time to time shall direct.

       (2)  In this Scheme:

            (a) the term "BASIC KNOWN CLAIMS SEGMENT" means that part of the Basic Scheme Consideration calculated by applying the fraction:

                        KC
                 ----------------
                 250,000,000 + KC

                 to each Element of Basic Scheme Consideration, where KC = the aggregate amount of the Known Claims; and

            (b) the term "BASIC RESERVE CLAIMS SEGMENT" means that part of the Basic Scheme Consideration calculated by applying the fraction:

                   250,000,000
                 ----------------
                 250,000,000 + KC

                 to each Element of Basic Scheme Consideration, where KC = the aggregate amount of the Known Claims.

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       (3)   In the Scheme:

             (a) the term "KNOWN CLAIMS SEGMENT" means that part of the Scheme Consideration available until the expiry or termination of the Waiting Period from which Distributions of Distribution Entitlements of Admitted Known Creditors shall be made being, from time to time, the aggregate of the following:

                   (i)    the Basic Known Claims Segment;

                   (ii) any Known Claims Supplement arising under sub-clause 27(3) (or equivalent supplement pursuant to sub-clause 27(5)); and

                   (iii) any Corp Receipts made available to Known Creditors as a result of the operation of clause 28.

                   The parts of the Known Claims Segments listed in (ii) and
                   (iii) above shall be treated for all purposes as a supplement to the Basic Known Claims Segment. Any entitlement to receive a distribution from the Basic Known Claims Segment shall be supplemented by an entitlement to receive a distribution of those other parts (if any) of the Known Claims Segment of the same proportion as the Distribution Entitlement of the relevant Scheme Creditor to the Basic Known Claims Segment is of the Basic Known Claims Segment (but such proportion shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from Known Claims being Conclusively Rejected which results in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29);

             (b) the term "RESERVE CLAIMS SEGMENT" means that part of the Scheme Consideration available until the expiry or termination of the Waiting Period from which Distributions of Distribution Entitlements of Admitted Reserve Creditors shall be made being, from time to time, the aggregate of the following:

                   (i)    the Basic Reserve Claims Segment;

                   (ii) any Reserve Claims Supplement arising under sub-clause 27(3) (or equivalent supplement pursuant to sub-clause 27(5)); and

                   (iii) any Corp Receipts made available to Reserve Creditors as a result of the operation of clause 28.

                   The parts of the Reserve Claims Segment listed in (ii) and
                   (iii) above shall be treated for all purposes as a supplement to the Basic Reserve Claims Segment and any entitlement to receive a distribution from the Basic Reserve Claims Segment shall be supplemented by an entitlement to receive a distribution of those other parts (if any) of the Reserve Claims Segment of the same proportion as the Distribution Entitlement of the relevant Scheme Creditor to the Basic Reserve Claims Segment is of the Basic Reserve Claims Segment (but such proportion shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected which results in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29).

22. If a Known Claim is Admitted at a value higher than the value of that Known Claim set out in Schedule 3, the excess over the value set out in
       Schedule 3 shall be treated as an Admitted Reserve Claim.

INITIAL DISTRIBUTION AND FIRST INITIAL DISTRIBUTION

23.    (1)   Each Scheme Creditor who has a Submitted Scheme Claim which is
             Admitted before the expiry or termination of the Waiting Period shall be entitled to receive an Initial Distribution from:

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            (a) the Known Claims Segment if its Admitted Scheme Claim is a Known Claim; or

            (b) the Reserve Claims Segment if its Admitted Scheme Claim is a Reserve Claim.

            This Distribution shall be by way of an in specie distribution of the Basic Scheme Consideration.

      (2) The Supervisors shall use reasonable endeavours to determine promptly whether or not a Submitted Scheme Claim shall be Admitted and, if they do so determine, shall promptly Admit that Submitted Scheme Claim.

      (3) As soon as reasonably practicable after a Scheme Claim has been Admitted it shall be the subject of a Distribution Notice.

      (4)   On the Effective Date

            (a)   Known Creditors whose Scheme Claims are Submitted on or before
                  5.00 p.m. (London time) on the First Claim Date and which have been listed in the First Initial Distribution Notice shall be Admitted by the Supervisors;

            (b) the Supervisors shall issue the First Initial Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent);

            (c) Scheme Creditors whose Scheme Claims are Submitted on or before 5.00 p.m. (London time) on the First Claim Date which are Admitted by the Supervisors on the Effective Date but which were not listed in the First Initial Distribution Notice shall be the subject of a Distribution Notice issued by the Supervisors to the Escrow Trustee (with a copy to the Distribution Agent) at the same time as the First Initial Distribution Notice; and

            (d) Scheme Creditors with Admitted Scheme Claims listed in the First Initial Distribution Notice or any Distribution Notice issued pursuant to sub-clause 23(4)(c) shall be entitled to an Initial Distribution forthwith upon the issue of the First Initial Distribution Notice (and any Distribution Notice issued pursuant to sub-clause 23(4)(c)) in respect of such Admitted Scheme Claim and its Initial Distribution shall be made to its Eligible Recipient.

      (5) Scheme Creditors whose Scheme Claims are Submitted and which are Admitted before the expiry or termination of the Waiting Period but in respect of which a First Initial Distribution pursuant to sub-clause 23(4)(b) or an Initial Distribution pursuant to sub-clause 23(4)(c) is not made shall be entitled to an Initial Distribution in respect of such Admitted Scheme Claims and such distributions shall be made to their Eligible Recipients as soon as practicable after such claims have been Admitted.

      (6) The amount of the Initial Distribution (including, for the avoidance of doubt, the First Initial Distribution) from the Known Claims Segment to which an Admitted Known Creditor is entitled shall be calculated in accordance with the following formula:

                  AKC
           KDE =  KC    X KCS

           Where  KDE  =  the Distribution Entitlement of the relevant Admitted Known
                          Creditor to each of the Elements of the Basic Scheme
                          Consideration in the Initial Distribution;
                  AKC  =  the Admitted Known Claim of the relevant Admitted Known
                          Creditor;
                  KC   =  the aggregate amount of all Known Claims; and
                  KCS  =  separately, the amount of each of the Elements of the Basic
                          Scheme Consideration comprising the Basic Known Claims
                          Segment as at the Effective Time.

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      (7) The amount of the Initial Distribution from the Reserve Claims Segment to which an Admitted Reserve Creditor is entitled shall be calculated in accordance with the following formula:

                  ARC
           RDE =  ---   X KCS
                  KC

           where  RDE  =  the Distribution Entitlement of the relevant Admitted
                          Reserve Creditor to each of the Elements of the Basic Scheme
                          Consideration in the Initial Distribution;
                  ARC  =  the Admitted Reserve Claim of the relevant Admitted Reserve
                          Creditor;
                  KC   =  the aggregate amount of all Known Claims; and
                  KCS  =  separately, the amount of each of the Elements of the Basic
                          Scheme Consideration comprising the Basic Known Claims
                          Segment as at the Effective Time.

      (8) Any Distribution Notice given by the Supervisors to the Escrow Trustee (with a copy to the Distribution Agent) shall instruct the Escrow Trustee to direct the Distribution Agent to make a Distribution to all relevant Eligible Recipients referred to in the Distribution Notice in accordance with the terms of the Scheme.

      (9) Where in sub-clauses 21(2), 23(6) and 23(7) above any sum included in any of the terms AKC, KC and ARC is in a currency other than sterling then, for the purposes of calculating the relevant fraction, that sum shall be converted to sterling at the Scheme Rate.

      (10) In the case of a Scheme Claim in respect of Bonds which is Admitted where the aggregate total of all Distributions to Designated Recipients in respect of that claim is less, then the Distribution to which the Eurobond Trustee or the Yankee Bond Trustee, as appropriate, in respect of that claim is entitled, the remainder of the Scheme Consideration shall be held by the Escrow Trustee and dealt with in accordance with the Escrow and Distribution Agreement.

TERMINATION OF THE WAITING PERIOD

24.   (1)   Subject to sub-clause 24(2), if at any time after the issue of the
            First Initial Distribution Notice the Supervisors are not satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted, the following shall apply:

            (a) the Supervisors shall forthwith notify the Company and the Creditors' Committee;

            (b) the Waiting Period shall terminate and all entitlements of Admitted Scheme Creditors to Scheme Consideration which have not been the subject of a Distribution Notice shall be dealt with in accordance with the provisions of clause 25; and

            (c) for the avoidance of doubt, the provisions of this clause shall not affect the Distribution Entitlement of any Scheme Creditor whose Admitted Scheme Claim is the subject of a Distribution Notice issued prior to the issue of the Supervisors' notice in sub-clause 24(1)(a).

      (2) If a Scheme Claim is Submitted after the issue of the First Initial Distribution Notice which:

            (a) if immediately Admitted would result in the Supervisors not being satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted; and

            (b) the Supervisors cannot immediately determine whether, or the extent to which, that Submitted Scheme Claim should be Admitted,

            the Supervisors may consider that Scheme Claim for a period of up to 30 Business Days from the date on which that Scheme Claim is Submitted (the "EXAMINATION PERIOD"). The Supervisors shall forthwith notify the Company and the Creditors' Committee of the commencement of the

                              III.  THE PLC SCHEME

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           Examination Period. On, or prior to, the expiry of such 30 Business Days the Supervisors shall confirm to the Creditors' Committee and the Company whether or not they are satisfied that the Reserve Claims Segment shall be sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted. The issue of the Supervisors' confirmation or, if later, the expiry of the 30 Business Day period shall bring the relevant Examination Period to an end. If no confirmation is provided prior to the expiry of such 30 Business Days, the Supervisors are deemed to be not satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted. If the Supervisors are (or are deemed to be) not satisfied that the Reserve Claims Segment is sufficient to make Distributions of Distribution Entitlements in respect of all Reserve Claims which have been, or are likely to be, Admitted, sub-clauses 24(1)(a)-(c) shall apply. No Distribution Notice shall be issued during an Examination Period. For the avoidance of doubt, nothing in this sub-clause shall affect the Distribution Entitlement of any Scheme Creditor whose Admitted Scheme Claim has, prior to the commencement of the Examination Period, been the subject of a Distribution Notice.

FURTHER DISTRIBUTIONS

25.   (1)  Any Scheme Consideration which has not been the subject of a
           Distribution Notice by the termination or expiry of the Waiting Period shall, from the termination or expiry of the Waiting Period, be available for making further Distributions to Eligible Recipients on the following basis:

           (a) the distinction between the Known Claims Segment and the Reserve Claims Segment shall no longer be relevant and the remainder of the segments shall be aggregated for future Distribution purposes;

           (b) the Supervisors' approach to further Distributions shall be in accordance with the approach a liquidator would take following Liquidation Distribution Principles including the following concepts:

                (i) the setting of final dates by which a creditor must claim if it wishes to participate in a planned dividend;

                (ii) in the case of claims which have not been Admitted at the time of the declaration of a dividend to creditors, the taking into account of any such disputed claim in setting the dividend on a prudent basis so that if the disputed claim is later admitted, the relevant creditor will receive the dividend it would have received if and to the extent its claim had been admitted at the date of the relevant dividend;

                (iii)  generally, the concept of pari passu distribution; and

                (iv) any Scheme Creditor whose Scheme Claim is Admitted but whose Distribution Entitlement has not yet been satisfied shall be entitled to a Distribution in priority to the entitlement of other Admitted Scheme Creditors (whose entitlements to previous Distributions have been satisfied) to further Distributions until that Scheme Creditor is entitled to (and such entitlement is satisfied) the same rateable Distribution that other Admitted Scheme Creditors are entitled to (which entitlements have been satisfied) have received previously.

      (2) The Supervisors, in deciding whether and, if so, when to direct a further Distribution, shall have regard to the cost of making the Distribution in relation to the value of the Scheme Consideration to be distributed and may, acting reasonably, decide to delay directing a Distribution until such time (if any) as the costs of making the Distribution do not exceed the value of Scheme Consideration (or proceeds of sale of such Scheme Consideration) to be distributed.

                              III.  THE PLC SCHEME

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THE COMPANY AS A RECIPIENT OF SCHEME CONSIDERATION FROM THE CORP SCHEME

26. Property received or receivable by the Company from time to time other than the Ancrane Cash Deduction by virtue of the Ancrane Direction shall be available for distribution and shall be distributed by the Company to Admitted Scheme Creditors subject to, at the time, in the manner and on the basis set out in the Scheme. In the light of the position of Corp as a creditor of the Company entitled to participate in distributions under the Scheme and the position of Ancrane as a creditor of Corp and a Bondholder entitled to participate in distributions under the Corp Scheme, this may involve successive distributions between the Company and Corp including distributions made in accordance with the Ancrane Direction, either notional or actual, as provided for in this Scheme and the Corp Scheme.

THE CORP/PLC MODEL

27.    (1)   Sub-clauses 27(2), (3) and (4) shall apply to the Initial
             Distribution if all of the conditions set out at (a) - (c) inclusive below are satisfied on the Effective Date:

             (a) the Corp Scheme including provisions in the form or substantially the form of that set out in Schedule 2 becomes effective;

             (b)   the Supervisors admit Corp's Known Claim; and

             (c)   (i)    Ancrane's Claim is admitted by the supervisors of the
                          Corp Scheme pursuant to the terms of the Corp Scheme;
                          or

                   (ii) either (or both) of the claims of the Eurobond Trustee listed in schedule 3 to the Corp Scheme are admitted by the supervisors of the Corp Scheme pursuant to the terms of the Corp Scheme; or

                   (iii) either (or both) of the claims of the Yankee Bond Trustee listed in schedule 3 to the Corp Scheme are Admitted by the Supervisors of the Corp Scheme pursuant to the terms of the Corp Scheme.

       (2) To give effect to clause 26 and on the conditions in sub-clause 27(1) being satisfied on the Effective Date, the Supervisors shall agree with the Corp Scheme supervisors a distribution model simulating successive distributions in the Corp Scheme and the Scheme of the amounts distributed to Corp in the Scheme and to the Company (pursuant to the Ancrane Direction) (using the figures for Corp's Known Claim, Ancrane's Claim as actually admitted by the supervisors of the respective Schemes and Ancrane's holding of Bonds) in order to produce a net additional amount of Scheme Consideration available for Distribution to Admitted Scheme Creditors with the Initial Distribution (such net additional amount being the "CORP DISTRIBUTION SUPPLEMENT"). The Corp Distribution Supplement shall be distributed to Eligible Recipients at the times and in the manner set out in sub-clause 27(4).

       (3) The Elements of the Corp Distribution Supplement shall for these purposes be treated as being made up of two parts as follows:

             (a) the "KNOWN CLAIMS SUPPLEMENT" which shall be the Corp Distribution Supplement less the Reserve Claims Supplement; and

             (b) the "RESERVE CLAIMS SUPPLEMENT" which shall be the same proportion of the Corp Distribution Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected which results in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29) is of the Basic Scheme Consideration.

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      (4)   (a)   The Elements of the Known Claims Supplement shall be
                  distributed to Admitted Known Creditors at the same time as the Initial Distribution.

            (b) The Elements of the Reserve Claims Supplement shall be distributed to Admitted Reserve Creditors at the same time as the Initial Distribution.

      (5)   (a)   For the purposes of Distributions under the Scheme:

                  (i)    other than the Initial Distribution; and/or

                  (ii) as regards the Initial Distribution if the provisions of sub-clause 27(2) do not come into force because one or more of the conditions in sub-clause 27(1) is not satisfied,

                  the Supervisors may agree similar or analogous arrangements to those in sub-clause 27(2) (a "MODEL") with the supervisors of the Corp Scheme where, acting reasonably, the Supervisors consider that to do so will be in the interests of Admitted Scheme Creditors.

            (b) If a model is agreed pursuant to sub-clause 27(5)(a) prior to the expiry or termination of the Waiting Period, the equivalent of the Corp Distribution Supplement thereby created shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

            (c) Any supplement arising pursuant to sub-clause 27(5)(a)(ii) which shall be apportioned in accordance with sub-clause 27(5)(b) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

            (d) Any supplement arising pursuant to sub-clause 27(5)(a)(i) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 27(5)(b) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

            (e) Any supplement arising pursuant to sub-clause 27(5)(a)(i) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

CORP RECEIPTS

28.   (1)   As regards:

            (a) the Initial Distribution if the provisions of sub-clauses 27(2)-27(4) above do not come into force for any reason; and

            (b)   any Distributions other than the Initial Distribution,

            in each case, to the extent that relevant similar or analogous arrangements as referred to in clause 27(5) are not agreed in respect of the Company's entitlement to the Corp Receipts, Admitted Scheme Creditors shall be entitled to all Corp Receipts from time to time which shall be held on trust for Scheme Creditors under the Scheme.

      (2) If Corp Receipts arise pursuant to sub-clause 28(1) prior to the expiry or termination of the Waiting Period, those Corp Receipts shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

      (3) Any Corp Receipts arising pursuant to sub-clause 28(1)(a) which shall be apportioned in accordance with sub-clause 28(2) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

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      (4) Any Corp Receipts arising pursuant to sub-clause 28(1)(b) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 28(2) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

      (5) Any supplement arising pursuant to sub-clause 28(1)(b) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

REJECTED CLAIMS

29. Where a Known Claim is Conclusively Rejected before the expiry or termination of the Waiting Period, the Distribution Entitlement to which the Known Creditor would have been entitled, had its Known Claim been Admitted rather than Conclusively Rejected shall form part of the Reserve Claims Segment.

GENERAL PROVISIONS ON DISTRIBUTIONS

30.   (1)   No Scheme Creditor shall have any right to disturb a prior
            Distribution, whether on the grounds that there remains insufficient
            Scheme Consideration to satisfy that creditor's Distribution
            Entitlement (if any) or otherwise.

      (2) The Supervisors shall give all necessary directions and issue all necessary Distribution Notices to the Escrow Trustee (with a copy to the Distribution Agent) to enable Distributions to be made in accordance with the Scheme. The issue by the Supervisors of directions in accordance with this sub-clause 30(2) shall be a complete discharge of the Supervisors' responsibilities with respect to such Distributions. Without prejudice to the generality of the previous sentence, the Supervisors shall not be liable in any way whatsoever for any acts or omissions of the Escrow Trustee, the Distribution Agent or Bondholder Communications in respect of those directions.

      (3) Subject always to sub-clause 30(1), an Admitted Scheme Claim may be withdrawn or reduced as to the amount claimed by agreement between the Supervisors and the relevant Admitted Scheme Creditor.

      (4) Any sums of cash or rights or benefits paid, transferred or credited to the Escrow Trustee pursuant to the direction referred to in clause 34 shall be distributed together with, or, as appropriate, in place of, and at the same time as, the New Rights to which such sum of cash or other rights or benefits relate.

      (5)   (a)   Elections may be made in Claim Forms and Account Holder
                  Letters:

                  (i)    to receive any New Shares in the form of ADRs; and/or

                  (ii) subject to thresholds described in Recital I being met, to receive euro-denominated or US Dollar-denominated New Senior Notes (but not both); and/or

                  (iii)  to receive any New Shares:

                         (A)  in certificated form; or

                         (B)  into an account held CREST.

            (b) Where there are any New Shares which are not sufficient in number to equate to one ADR and which therefore cannot be transferred to the ADR Depositary in accordance with the terms of the Escrow and Distribution Agreement, the Supervisors shall direct the Escrow Trustee to procure that the Distribution Agent, acting of behalf of the Escrow Trustee shall sell those New Shares and remit the proceeds to augment the Reserve Claims Segment.

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       (6) Eligible Recipients shall receive their Distributions in accordance with the provisions of the Scheme provided that no fraction of a New Share and no fraction of a New Note shall be transferred to any Eligible Recipient but :

             (a) if the New Shares or New Notes or any of them are Listed all fractions of such Listed New Shares or New Notes which, but for this proviso, any such Eligible Recipients would have received shall be aggregated and sold in the market and the net proceeds of sale shall comprise part of the Reserve Claims Segment; and

             (b) if any of the New Shares or New Notes are not Listed, all entitlements of Eligible Recipients to all fractions of such New Shares and New Notes which, but for this proviso any such Eligible Receipts would have received shall be rounded down to zero and the fractions shall comprise part of the Reserve Claims Segment.

       (7)   (a)   New Shares and New Notes will not be distributed to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is required as to whether the conditions or requirements of applicable law or regulation are "unduly onerous," such determination will be made by the Company with the advice of legal counsel and having due regard for the number of Scheme Creditors and Bondholders that are or may be located in the relevant jurisdiction, the value of the securities to which such persons are or may be entitled pursuant to the Scheme, the extent to which the requirements of the laws and regulations of such jurisdiction as applied to the Scheme are uncertain, the nature and extent of the risks or penalties associated with any violation of those legal or regulatory requirements and the costs, administrative burden and timing implications of taking such action (if any) as might permit distributions of securities to be made in that jurisdiction (including pursuant to any available exemptions) in accordance with applicable legal and regulatory requirements.

             (b) Notwithstanding the foregoing, distribution of New Shares and New Notes will not be refused on the grounds of any legal or regulatory prohibition of general application under the laws of any Unrestricted Jurisdiction, unless there has been a Change of Law.

             (c) New Shares and New Notes will not be distributed to or to the order of any Scheme Creditor or Bondholder located in any Restricted Jurisdiction, except that New Shares and New Notes will be distributed to or to the order of:

                    (i) any Scheme Creditor or Bondholder located in France if the Scheme Creditor or (as the case may be) the Bondholder and any Designated Recipient of such Bondholder is a "qualified investor" as defined in Article L.411-2 of the French Monetary and Financial Code;

                    (ii) any Scheme Creditor or Bondholder located in Italy, if CONSOB has confirmed that such distribution does not constitute a public offering under Italian securities legislation;

                    (iii) any Scheme Creditor or Bondholder located in Italy, if:

                          (A) such person is a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II; or

                          (B) such person is not a "professional investor" as so defined but the number of such persons that are not "professional investors" does not exceed 200; and

                    (iv) any Scheme Creditor or Bondholder located in the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont if such persons falls within one of the relevant categories of persons set out in Schedule 4.

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                  Notwithstanding the foregoing, New Shares and New Notes may be distributed to or to the order of persons located in a Restricted Jurisdiction to the extent that there has been a Change of Law.

            (d) Notwithstanding the provisions of sub-clause 30(7)(c) above, if the confirmations required by box 3 of the Claim Form or section 5, paragraphs (D), (E) and (F) of the Account Holder Letter are given in the form requested by the Claim Form or the Account Holder Letter (as the case may be), then distribution of New Shares and New Notes to or to the order of the relevant persons will not be refused on the grounds of any legal or regulatory prohibition of general application under the laws of any Restricted Jurisdiction, unless:

                  (i) the Company determines that such confirmations have been given inappropriately on the basis that information provided in or in connection with the transmittal of the Claim Form or Account Holder Letter indicates that such Claim Form has been submitted by, or such Account Holder Letter has been delivered on behalf of, or delivery of securities is being requested to or for the account or benefit of, a person that is located in a Restricted Jurisdiction and that could not be eligible to receive the securities under any provision described in sub-clause 30(7)(c);

                  (ii) the Company obtains actual knowledge that such confirmations are false; or

                  (iii)  there has been a Change of Law.

                  Notwithstanding the foregoing, New Shares and New Notes will be distributed in Italy pursuant to sub-clauses
                  30(7)(c)(ii)(B) and 30(7)(c)(iii)(B) (to the extent applicable) without regard to whether the required confirmations have been inappropriately or falsely given in any relevant Claim Form or Account Holder Letter.

            (e) To the extent that New Shares or New Notes that would otherwise be deliverable pursuant to the Scheme cannot be delivered because of a legal or regulatory prohibition described in sub- clause 30(7)(a), such New Shares or New Notes will not be delivered and instead:

                  (i) in the case of New Shares or New Notes that are listed on a securities exchange, such New Shares or New Notes will be sold and the net proceeds of such sale delivered to the relevant person in full satisfaction of the rights of such person in respect of such New Shares or New Notes under the Scheme, all as more particularly specified in the Escrow and Distribution Agreement; and

                  (ii) in the case of New Shares or New Notes that are not listed on a securities exchange, the relevant person will receive a sum in cash which is substantially equivalent in value to such New Shares or New Notes, such sum to be determined by agreement between the Company and the Supervisors or absent such agreement by adjudication under Part V and the Supervisors shall direct the sale of the New Shares and/or New Notes to which the relevant person would otherwise have been entitled.

      (8) The Supervisors shall give all appropriate directions to the Escrow Trustee (with a copy to the Distribution Agent) to give effect to this clause 30.

      (9) Any sale referred to in this clause 30 shall be made for the best terms reasonably available at the time of the sale and shall be undertaken on behalf of the person absolutely entitled to the relevant asset and none of the Supervisors, the Company, the Escrow Trustee, the Distribution Agent, the Registrars or any other person shall be responsible for any loss arising from the terms or timing of the sale.

      (10) For the avoidance of doubt, a Scheme Creditor must comply with the terms of the Scheme, including submitting a Claim Form in accordance with the provisions of clause 12, in order for its Eligible Recipient to receive any Distributions of Scheme Consideration to which that Scheme Creditor's Scheme Claim might entitle it.

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INSURED SCHEME CLAIMS

31.   (1)   As from the Effective Date the Company shall in respect of each and every Insured Scheme Claim but subject to sub-clauses 31(2), (3),
            (4), (5) and (6) hold on trust for the Scheme Creditor concerned all Insurance Recovery Rights which the Company may have in relation to that Insured Scheme Claim.

      (2) If Liability is established against the Company in relation to a Scheme Claim which appears to the Supervisors to be wholly or partly an Insured Scheme Claim the Supervisors shall forthwith notify the Scheme Creditor concerned:

            (a) the extent that the Scheme Claim appears to them to be an Insured Scheme Claim; and

            (b) whether the insurance contract concerned appears to permit the Scheme Creditor concerned to take an assignment of the rights referred to in sub-clause 31(3).

      (3) If, within 28 days of receipt of a notice given by the Supervisors pursuant to sub-clause 31(2) to the effect that the Scheme Creditor appears to have the right to an assignment conferred by this sub-clause, the Scheme Creditor in respect of such Insured Scheme Claim shall so elect by notice in writing to the Supervisors, the Supervisors shall forthwith on behalf of the Company but subject to sub-clauses 31(3)(a), (b) and (c), assign to that Scheme Creditor all Insurance Recovery Rights which the Company may have in relation to that Insured Scheme Claim, provided that:

            (a) if the Liability of the Insurer to the Company exceeds the amount for which the Insured Scheme Claim has been Admitted nothing in sub-clause 31(1) or in this sub-clause or in any assignment shall affect the rights of the Company against the Insurer in respect of the excess or the Company's entitlement to those rights which shall form part of the Property of the Company available for application in accordance with this Scheme;

            (b) if the Liability of the Insurer to the Company in respect of the Insured Scheme Claim is less than the amount for which the Insured Scheme Claim has been Admitted then the balance shall be treated as though it were a separate Known Claim or Reserve Claim as appropriate of an amount equal to such balance and if Admitted shall be entitled to rank pari passu with other Admitted Scheme Claims accordingly; and

            (c) the risk that the assignment will be ineffective or prejudice Insurance Recovery Rights shall vest in the Scheme Creditor.

      (4) If the Supervisors shall have given notice in accordance with sub-clause 31(2) in respect of a Scheme Claim then, unless all Insurance Recovery Rights in relation to that Scheme Claim shall have been assigned to the Scheme Creditor the following provisions shall apply:

            (a) if and to the extent that the Scheme Claim is Admitted as an Insured Scheme Claim:

                  (i) the Supervisors shall use all reasonable endeavours to enforce for the benefit of the Scheme Creditor concerned all Insurance Recovery Rights in relation to that Insured Scheme Claim as if those Insurance Recovery Rights had been transferred to and vested in the Scheme Creditor and any monies received by the Company from an insurer in or towards settlement of those Insurance Recovery Rights shall (subject to any offset right of the Company) be held in trust for the benefit of the Scheme Creditor, provided that the Supervisors shall not be required to take any action otherwise than on the instructions of the Scheme Creditor, nor to incur any expense in relation to any Insurance Recovery Rights except to the extent that the Supervisors have been placed in funds by the Scheme Creditor to do so; and

                  (ii) no Distributions shall be made in respect of that Insured Scheme Claim until the outcome of such enforcement is known and any monies payable in respect of the Related Insurance Recovery Rights have been received by the Company;

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            (b) if the net proceeds of such enforcement shall exceed the amount at which the Insured Scheme Claim is Admitted the Supervisors shall pay to the Scheme Creditor concerned an amount equal to the amount at which the Insured Scheme Claim has been Admitted and the excess of the net proceeds shall form part of the Property of the Company available for application in accordance with this Scheme;

            (c) if the net proceeds of such enforcement shall be less than the amount at which the Insured Scheme Claim has been Admitted the Supervisors shall pay the net proceeds to the Scheme Creditor concerned and the balance of the amount at which the Scheme Claim has been Admitted shall be treated as through it were a separate Scheme Claim of an amount equal to the amount of such balance and shall rank pari passu with other Admitted Scheme Claims accordingly; and

            (d) the Supervisors may deduct from any payment and retain an amount equal to any payment received directly by the Scheme Creditor in respect of the Insured Scheme Claim under any Insurance Compensation Scheme, and that Insured Scheme Claim shall be reduced by that amount.

      (5) Following the service of a notice pursuant to sub-clause 31(2) the Scheme Creditor shall be entitled to receive such information from the Supervisors as is in their possession or power as the Scheme Creditor would have been entitled to receive under Section 2 of the 1930 Act in the event of a winding up order against the Company.

      (6) The mandatory set-off provisions in clause 5 shall apply to any payment due to any Scheme Creditor pursuant to this clause 31.

32.   (1)   If any questions or dispute shall arise as to the operation of clause 31, and in particular (but without limiting the generality of the foregoing) as to the part of an Insured Scheme Claim which has been Admitted which is to be treated as a separate Admitted Scheme
            Claim the question or dispute shall be referred to an individual agreed between the Supervisors and the relevant Scheme Creditor to adjudicate on such question or dispute (being an independent third party considered by the Supervisors and the relevant Scheme Creditor to be a fit and proper person duly qualified to adjudicate on the points at issue) or in the absence of any such agreement between the relevant Scheme Creditor and the Supervisors, a person nominated by The President of the Law Society of England and Wales.

      (2) The Supervisors shall provide the person to whom the question or dispute is referred (the "INDEPENDENT ADJUDICATOR") with copies of the correspondence between the parties relating to the question or dispute and any other relevant documentation. The Independent Adjudicator shall be entitled to call for copies of any further documentation he considers necessary to assist him to reach a decision and the Supervisors and the Scheme Creditor concerned shall co-operate in providing such information. The Independent Adjudicator shall notify the Supervisors and the relevant Scheme Creditor of his decision by notice in writing sent by Post as soon as may be practicable.

      (3) Subject to any mandatory applicable law, the determination of the Independent Adjudicator as to any such question or dispute shall be final and binding on the Company and the Supervisors and the Scheme Creditor concerned and, for the avoidance of doubt, there shall be no right of appeal therefrom, and no right to make any claim against the Independent Adjudicator in respect thereof. For the avoidance of doubt, this exclusion of any right of appeal shall operate only to the extent permitted by law.

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                                    PART IV

                      ESCROW AND DISTRIBUTION ARRANGEMENTS

ESCROW AND DISTRIBUTION AGREEMENT

33. On the Effective Date, those provisions of the Escrow and Distribution Agreement which have not already come into force shall come into force in accordance with its terms. In particular, but without limitation, the Company, forthwith upon the Effective Date, shall procure that the Basic Scheme Consideration shall be paid or transferred to the Escrow Trustee to be dealt with in accordance with the Escrow and Distribution Agreement. The Company shall procure that any Corp Receipts shall (as soon as practicable after receipt by the Company) be paid or transferred to the Escrow Trustee to be dealt with in accordance with the Escrow and Distribution Agreement.

SCHEME CONSIDERATION WHEN HELD IN ESCROW BY THE ESCROW TRUSTEE

34. plc shall direct that all of the Scheme Consideration transferred to the Escrow Trustee shall be held by the Distribution Agent as custodian for the Escrow Trustee. The Escrow Trustee shall hold that Scheme Consideration on bare trust absolutely for the Scheme Creditors on the basis set out in the Escrow and Distribution Agreement. So as to bind the Scheme Creditors and any persons deriving title from them, the Scheme Consideration shall be applied by the Escrow Trustee on behalf of the Scheme Creditors absolutely entitled to it, in accordance with the Escrow and Distribution Agreement and the provisions of the Scheme. Subject to the provisions of the Escrow and Distribution Agreement the Escrow Trustee shall at no time whatsoever, either present or future, have any beneficial interest in the Scheme Consideration.

35. Whilst any New Shares, New Notes or other similar instruments (if any) or cash are held by or on behalf of, the Escrow Trustee:

       (1) dividends paid on (or any other rights or benefits added or attached to) such New Shares or similar instruments; and/or

       (2) interest accrued on any such cash or interest paid on any such New Notes (or similar instruments); and/or

       (3) any cash arising from the prepayment by Corp of any such New Senior Notes or New Junior Notes in accordance with their terms and any interest accruing thereon,

       shall be paid, transferred or credited to the Escrow Trustee to hold on the terms of the Escrow and Distribution Agreement.

36. The Escrow Trustee shall not exercise any voting rights attaching to any New Notes or New Shares held in escrow.

37.    (1)   The Escrow Trustee's liabilities as trustee shall be solely those arising out of its trusteeship and other obligations set out in the Escrow and Distribution Agreement.

       (2) The Distribution Agent's liabilities as custodian for the Escrow Trustee and as distribution agent shall be solely those arising out of its custodianship and other obligations set out in the Escrow and Distribution Agreement.

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                                     PART V

                            INDEPENDENT ADJUDICATION

38. If any question or issue in relation to the existence or quantum of a Scheme Claim shall be referred for adjudication as a result of an election made pursuant to clause 17 or the question of what sum an Eligible Recipient shall be entitled to shall be referred for adjudication pursuant to sub-clause 30(7)(e)(ii), the question or issue shall be referred for adjudication to an individual agreed between the Supervisors and the relevant Scheme Creditors (the "COUNTERPARTY"), such individual to be an independent third party considered by the Supervisors and the Counterparty to be a fit and proper person duly qualified to adjudicate on the question or issue, or in the absence of any such agreement between the Supervisors and the Counterparty within 10 Business Days of the election, to an individual nominated by The President of the Law Society of England and Wales.

39. The individual to whom the question or issue is referred (the "ADJUDICATOR") shall be entitled to prescribe such reasonable provisions and procedures as, in his absolute discretion, he may consider appropriate for the purposes of assisting him in reaching his decision, and shall be entitled for such purpose to call for such evidence in relation to the question or issue referred to him as he may require, provided that the Counterparty and the Company shall always be afforded a reasonable opportunity to make oral submissions to the Adjudicator. In any one adjudication, such oral submissions shall not in aggregate occupy more than one working day save with the approval, in his absolute discretion, of the Adjudicator.

40. With regard to any adjudication before him, the Adjudicator may make such directions in respect of payment of his remuneration and in respect of the costs, charges and expenses incurred by him, the Supervisors, the Company or the Counterparty as he shall think just. In particular, but without limitation, one party may be directed to pay remuneration and costs, charges and expenses of another party if, in the opinion of the Adjudicator, any such party has made a claim, relied on a defence or otherwise howsoever conducted himself in relation to the adjudication in a manner which is frivolous, vexatious or had no reasonable prospect of success.

41. If the Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by the Supervisors or by the Company, the same shall forthwith be paid in full by the Company.

42. If the Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by the Counterparty, the same shall forthwith be paid in full by the Counterparty and, if not so paid then, for the purposes of determining whether such Counterparty is entitled to participate in any distribution under the Scheme, he shall be treated as having received on account an advance distribution under the Scheme equal to the amount which he has been directed to pay.

43. Subject to any directions which may be given by the Adjudicator in accordance with clause 40, the Company shall pay all costs, charges and expenses incurred by the Adjudicator in the course of exercising and performing his powers, duties and functions under the Scheme and shall pay such remuneration to the Adjudicator for the exercise and performance of his powers, duties and functions as may be agreed between the Adjudicator and the Supervisors and approved by the Creditors' Committee.

44. The Adjudicator shall notify the Supervisors and the relevant Counterparty of his decision by notice in writing by Post as soon as practicable.

45. Subject to any mandatory applicable law, the determination of the Adjudicator of any question or issue shall be final and binding on the Company, the Supervisors and the Counterparty and, for the avoidance of doubt, there shall be no right of appeal therefrom, and no right to make any claim against the Adjudicator in respect thereof. For the avoidance of doubt, this exclusion of any right of appeal shall operate only to the extent permitted by law.

46. If at the expiration of 6 months in the case of a question or issue referred for adjudication as a result of an election made pursuant to clause 17 or of 3 months in the case of a question or issue referred for adjudication pursuant to sub-clause 30(7)(e)(ii) no decision on such question or issue has been reached by an Adjudicator, then nothing in this Scheme shall preclude the Counterparty from taking any appropriate action in the Court for the purposes only of securing a determination of the question or issue concerned.

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                                    PART VI

                                THE SUPERVISORS

47. The Supervisors shall have the powers, duties and functions conferred upon them by the Scheme and any other documents entered into pursuant to the Scheme.

48. The Supervisors shall be a minimum of two individuals (and not more than three) who are each licensed insolvency practitioners and duly qualified in the reasonable opinion of the Company and the Creditors' Committee to discharge the function of the Supervisors under the Scheme. The initial Supervisors shall be Philip Wedgwood Wallace and Richard Heis of KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, England.

49. The Supervisors, or any of them, may resign their appointment at any time by giving not less than 28 days' notice in writing to the Company and the Creditors' Committee or such shorter period as may be agreed by the Company and the Creditors' Committee.

50. The office of Supervisor shall be vacated by an appointee to that office if that appointee:

       (1)   dies, becomes bankrupt or mentally disordered; or

       (2) is convicted of an indictable offence (other than a road traffic offence); or

       (3) resigns his office by 28 days' notice in writing to the other Supervisors; or

       (4)   ceases to be a licensed insolvency practitioner.

51. In the event of a vacancy in the office of the Supervisors (pursuant to clauses 49 and 50), the Company and the Creditors' Committee (acting in accordance with sub-clause 82(2)) shall, if required, forthwith appoint as a replacement Supervisor a person who is suitably qualified so to act pursuant to clause 48 and not disqualified to act under clause 50 and who consents to act as Supervisor.

52. The functions and powers of the Supervisors under the Scheme may be performed and exercised jointly or severally and any act required to be done by the Supervisors pursuant to the Scheme may be done by all or any one or more of them.

53.    (1)   The Supervisors shall supervise, and carry out their functions as set out in, the Scheme.

       (2) Without prejudice to the generality of sub-clause 53(1), the Supervisors shall:

             (a) execute an accession letter to the Escrow and Distribution Agreement on the Effective Date and on and from the Effective Date, perform their obligations and duties thereunder;

             (b) prepare a report on the conduct of the affairs of the Company in relation to the Scheme and the operation of the Scheme during each period of twelve months since the later of the Effective Date and the date when the last such report was prepared;

             (c) attend meetings of the Creditors' Committee and meetings of the Scheme Creditors convened and operated in accordance with
                   Part VIII to discuss such reports or, if requested by the party convening the meeting, for any other purpose in relation to the operation of this Scheme;

             (d) pay Excluded Claims and Scheme Expenses when they become due and payable provided such claims are not disputed by the Supervisors (acting reasonably) and draw on the LC Facility as required in accordance with its terms; and

             (e) maintain a record of Scheme Creditors entitled to attend meetings of Scheme Creditors based on information contained in Claim Forms and supplied by Bondholder Communications to the Supervisors in accordance with the terms of the Escrow and Distribution Agreement.

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54. The Supervisors shall, with effect from the Effective Date, ensure that there is in force in relation to the Company such bond as would have had to be in force if the Company had been wound up in England on the Effective Date and they had been appointed as liquidators of the Company.

55. Without prejudice to the generality of clause 53, in carrying out their functions and powers under the Scheme the Supervisors shall be entitled:

       (1) to admit or refuse to admit Scheme Claims Submitted by Scheme Creditors (including to ensure the Company properly conducts its defence of any Prohibited Proceedings and/or any Allowed Proceedings) and direct:

             (a)   Distributions; and

             (b) realisations of Scheme Consideration to generate cash for Distributions by the Distribution Agent in accordance with the Scheme and the Escrow and Distribution Agreement;

       (2) to have access at all reasonable times to all relevant employees, books, papers and other documents of the Company and to receive all such information from the Company as they may reasonably require in relation to their duties as Supervisors and to receive the reasonable co-operation of the Company in connection with the conduct of any Prohibited Proceedings, any Allowed Proceedings or defending any Proceedings against the Supervisors in respect of carrying out their functions and exercising their powers under the Scheme;

       (3) to delegate to any Employee all or any of the functions, powers, rights, authorities and discretions conferred upon the Supervisors under the Scheme and from time to time to revoke any such delegation, provided that the Supervisors shall be responsible for any act or omission of any such employee or delegate to the same extent as if they had expressly authorised it;

       (4) to be remunerated for the carrying out of such functions and powers (in the case of the initial Supervisors, Philip Wedgwood Wallace and Richard Heis, such remuneration to be calculated by reference to the Supervisors' Engagement Letter) and to be reimbursed for all expenses properly incurred by them in connection with this clause including any adverse costs ordered to be paid by the Supervisors as a result of any Proceeding in connection with the Scheme;

       (5) to defend any proceedings against them in respect of carrying out their functions and exercising their powers under the Scheme;

       (6) to apply to the Court for directions in relation to any particular matter arising in the course of the Scheme;

       (7) to liaise with the Creditors' Committee and to attend Creditors' Committee meetings;

       (8) to convene a meeting of Scheme Creditors in accordance with Part VIII, if appropriate;

       (9) to exercise the powers listed in schedule 1 to the Insolvency Act 1986; and

       (10) to exercise such powers as are necessary or desirable to enable them to fulfil their functions under the Scheme and to do all other things incidental to the exercise of the functions and powers referred to in this and clause 53.

56. Save as expressly set out in this Scheme, the Supervisors shall be entitled to employ and remunerate accountants, actuaries, lawyers and other professional advisers or agents in connection with the conduct of their functions and powers under the Scheme.

57. Any function of or power conferred on the Company or its officers, whether by statute or by its memorandum or articles of association, which could be exercised in such a way as to interfere with the exercise by the Supervisors of their functions and powers in relation to the Company or the Scheme shall not be so exercised except with the consent of the Supervisors, which may be given either generally or in relation to particular cases. Any such consent given by the Supervisors may be withdrawn.

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58. In carrying out their functions and exercising their powers under the Scheme, the Supervisors shall act bona fide and with due care and diligence in the interests of the Scheme Creditors as a whole and they shall use their powers under the Scheme for the purpose of ensuring that the Scheme is operated in accordance with its terms.

59.    (1)   Save as expressly set out in this Scheme or the Escrow and
             Distribution Agreement, the Supervisors shall act as agents of the Company (without personal liability) in respect of all functions and powers conferred on them under this Scheme. The Supervisors shall, in their capacity as such, incur no liability to any Scheme
             Creditor or any other person:

             (a) in respect of any decrease in the value of a Scheme Creditor's Distribution Entitlement during the period between that Scheme Creditor submitting its Scheme Claim Form and that Scheme Creditor receiving Scheme Consideration in satisfaction of its Distribution Entitlement;

             (b) in respect of bringing the Waiting Period to an end pursuant to sub-clause 24(1);

             (c) arising from the structure or establishment of the Scheme including any claim based upon:

                   (i)   the quantum of the Reserve Claims Segment; and

                   (ii)   the timing of the First Initial Distribution; and

             (d) arising from the exercise of any power or discretion vested in them under the Scheme,

             except where such liability arises as a result of their own negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty (or as a result of the negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty of any Employee).

       (2) When the Company, acting through the Supervisors, gives directions under:

             (a)   sub-clauses 4(c) and (d);

             (b)   sub-clauses 5(3), 5(5), 5(8) and (9)

             (c)   sub-clauses 6(1), 6(2), (3), 6(4) and 6(8);

             (d)   sub-clause 7(10);

             (e)   sub-clause 8(10);

             (f)   sub-clause 9(22);

             (g)   sub-clause 11(2);

             (h)   clause 12; or

             (i)   sub-clause 13(1),

             of the Escrow and Distribution Agreement or sub-clause 111(3), the Company gives those directions for and on behalf of the Scheme Creditors who are absolutely entitled to the assets affected by those directions under clause 5(7) of the Escrow and Distribution Agreement and so as to procure that their obligations under clause 34 fulfilled.

60.    (1)   To the extent permitted by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith and with due care by the Supervisors in accordance with and to implement the provisions of the Scheme or the exercise by the Supervisors in good faith and with due care of any power conferred upon them for the purposes of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and the Supervisors shall not be liable for any loss unless such loss is attributable to their own negligence, default, breach of duty, breach of trust, fraud or dishonesty (or to the negligence, default, breach of duty, breach of trust, fraud or dishonesty of any Employee).

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       (2) To the extent permitted by law, no Scheme Creditor shall be entitled to challenge the validity of any act done or omitted to be done in good faith and with due care by any Employee in accordance with and to implement the provisions of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and no Employee shall be liable for any loss unless such loss is attributable to his own negligence, default, breach of duty, breach of trust, fraud or dishonesty.

61. The Supervisors' remuneration and expenses and all costs and expenses incurred by them on behalf of the Company in carrying out their functions and exercising their powers and generally in relation to the supervision and implementation of the Scheme shall be met from the Expenses Fund.

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                                    PART VII

                              CREDITORS' COMMITTEE

CONSTITUTION OF THE CREDITORS' COMMITTEE

62.    (1)   There shall be a Creditors' Committee under the Scheme.

       (2) The Creditors' Committee shall consist of not less than three nor more than seven persons (referred to henceforth in the Scheme as "COMMITTEE MEMBERS") unless the Supervisors in consultation with the Creditors' Committee agree otherwise.

       (3)   The following shall be eligible for appointment as Committee
             Members:

             (a) any Scheme Creditor (whether an individual, a body corporate or a partnership);

             (b) notwithstanding sub-clause 66(3), any other person with the written consent of the Supervisors which consent may be revoked by the Supervisors at any time.

       (4) Each Committee Member which is a body corporate or a partnership may, by notice in writing to the Creditors' Committee, appoint a senior executive, other senior employee or professional adviser as its representative ("NOMINATED REPRESENTATIVE") to represent that Committee Member at any meeting of the Creditors' Committee.

       (5) Any Committee Member or Nominated Representative who is an individual may, by notice in writing to the Creditors' Committee, appoint a senior executive, other senior employee or professional adviser as an alternative ("ALTERNATE") to attend and vote in his place at any meeting of the Creditors' Committee.

       (6) Any Nominated Representative or Alternate shall have the same powers and shall be subject to the same duties and limitations as the Committee Member whom the Nominated Representative or Alternate represents.

MEMBERSHIP OF THE CREDITORS' COMMITTEE

63. On the Effective Date, to the extent possible, the Supervisors shall appoint up to seven Scheme Creditors, each of which has indicated its willingness to act as a Committee Member in a Claim Form or Account Holder Letter, representing a proper balance of the interests of Scheme Creditors as a whole.

64. The Creditors' Committee may resolve at any time, by a majority of two-thirds of the Committee Members present at a meeting of the Creditors' Committee, to appoint any person who is eligible to be so appointed to be a Committee Member, whether to fill a vacancy or as an additional Committee Member, so that the total number of Committee Members shall not exceed the maximum number specified in sub-clause 62(2). In appointing additional Committee Members, the Creditors' Committee shall endeavour to ensure that the composition of the Creditors' Committee is such that it represents a proper balance of the interests of Scheme Creditors as a whole.

65. The Scheme Creditors may, by a resolution passed at a meeting of Scheme Creditors convened, and at which business is transacted, pursuant to Part VIII ("CREDITORS' RESOLUTION") remove any Committee Member from office and without prejudice to the Creditors' Committee's powers under clause 64 may by Creditors' Resolution appoint any person who is eligible to be appointed under sub-clause 62(3) to be a Committee Member either to fill a vacancy or in addition to the existing Committee Members, but so that the total number of Committee Members shall not exceed the maximum number specified in sub-clause 62(2).

66. The office of a Committee Member shall be vacated if any of the situations set out in clauses 67 to 69 applies or if that Committee
       Member:

       (1)   resigns by notice in writing addressed to the Creditors' Committee;
             or

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       (2)   is removed from office by a Creditors' Resolution; or

       (3) subject to sub-clause 62(3)(b) and clause 69 ceases to be (or is found never to have been) a Scheme Creditor or an authorised representative of a Scheme Creditor; or

       (4) fails to attend three consecutive meetings of the Creditors' Committee, unless the Creditors' Committee (excluding that Committee Member) resolves by a majority of two-thirds of the Committee Members present at a meeting of the Creditors' Committee that he should continue as a Committee Member.

67. In the case of an individual, the office of a Committee Member shall be vacated if that individual:

       (1)   dies; or

       (2) becomes bankrupt or is subject to an individual voluntary arrangement or analogous process under the law of any jurisdiction to which he is subject; or

       (3)   becomes mentally disordered; or

       (4) becomes disqualified from acting as a director under the law of any jurisdiction to which he is subject; or

       (5) is convicted of an indictable offence (other than a road traffic offence).

68. In the case of a body corporate or partnership, the office of a Committee Member shall be vacated if that body corporate or partnership is dissolved.

69. In the case of a person appointed with the consent of the Supervisors under clause 62(3)(b), the office of that Committee Member shall be vacated if that person has his written consent under that clause revoked by the Supervisors.

70. Any person entitled to appoint a Nominated Representative or an Alternate may from time to time revoke that appointment and appoint another Nominated Representative or Alternate by notice in writing to the Creditors' Committee, the Supervisors and the Company.

71. The appointment of a Nominated Representative or an Alternate (as the case may be) shall terminate automatically if:

       (1)   his appointment is revoked by his appointor; or

       (2) the person whom that Nominated Representative or Alternate represents ceases to be a Committee Member; or

       (3) the Nominated Representative or Alternate ceases to be a senior executive, senior employee or professional adviser of the Committee Member whom he represents; or

       (4) the Nominated Representative or Alternate dies, becomes mentally disordered, bankrupt or is disqualified from acting as a director in each case under the law of any jurisdiction to which he is subject or is convicted of an indictable offence (other than a road traffic offence).

PROCEEDINGS OF THE CREDITORS' COMMITTEE

72. Save as otherwise specifically provided in the Scheme, the Creditors' Committee may convene, adjourn and otherwise regulate its meetings in such manner as it considers appropriate. Subject to clause 77 the quorum at any meeting of the Creditors' Committee shall be at least two-thirds of the Committee Members, provided that if a quorum is not present within 30 minutes from the time appointed for a meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to such time and place as may be determined by the majority of the Committee Members present and the Committee Members present at any such meeting reconvened following an adjournment shall constitute a quorum. Each Committee Member shall have one vote and, except as otherwise provided in the Scheme, matters arising at a meeting shall be decided by a majority of votes cast at the meeting.

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73. The Creditors' Committee shall meet at least once every 12 months for the purpose of receiving a report from the Supervisors on the progress of the Scheme. The Creditors' Committee shall hold such further meetings as it considers desirable for the purpose of performing its functions under the Scheme. A meeting of the Creditors' Committee shall be called as soon as reasonably practicable if so requested by at least two Committee Members or if the Supervisors otherwise consider it appropriate. Except with the consent of all Committee Members, no meeting of the Creditors' Committee may be called on less than ten Business Days' notice and, except with the consent of all Committee Members, no business may be transacted at any such meeting other than that set out in the notice of that meeting.

74. The Supervisors shall convene a meeting of the Creditors' Committee as soon as reasonably practicable after the end of the Waiting Period.

75. Each Committee Member (including any Nominated Representative or Alternate) and the Supervisors (or their representatives) shall be entitled to attend and receive notice of all meetings of the Creditors' Committee. The Supervisors shall be entitled to attend and speak, but not to vote, at all meetings of the Creditors' Committee. If so requested by the Creditors' Committee, the Supervisors (or their representative(s)) shall absent themselves from such part of a meeting of the Creditors' Committee as the Creditors' Committee may specify.

76. Proper minutes shall be kept of all proceedings of the Creditors' Committee and such minutes shall at all reasonable times be open to inspection by (subject to clause 81) any Committee Member. Copies of such minutes shall be sent as soon as practicable after each meeting to the Supervisors and each Committee Member.

77. A Committee Member (including any Nominated Representative or Alternate) and the Supervisors may participate in a meeting of the Creditors' Committee through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and, in the case of a Committee Member (including any Nominated Representative or Alternate), is counted in a quorum and entitled to vote. All business transacted in this way by the Creditors' Committee is deemed to be validly and effectively transacted at a meeting of the Creditors' Committee although fewer than two-thirds of the Committee Members are physically present at the same place. If, at any time during a Committee Meeting any person participating in the meeting ceases to be able to hear and speak to all other Committee Members, Nominated Representatives or Alternates, whether participating in the Committee Meetings through the medium of conference telephone or similar form of communication equipment or in person, the meeting shall be adjourned and reconvened when full communication between those Committee Members attending the meeting is restored.

78. Other than in relation to such a resolution as is referred to in clause 82, a resolution in writing signed by all Committee Members for the time being shall be valid and effective as if passed at a meeting of the Creditors' Committee duly convened and held.

POWERS

79.    (1)    The Creditors' Committee shall have the powers specifically set out in the Scheme.

       (2) If the Supervisors determine that the costs of making any further Distribution of Scheme Consideration would exceed the value of the Scheme Consideration remaining to be distributed, the Creditors' Committee may direct the Supervisors to procure the sale of such Scheme Consideration and distribute the proceeds of such sale provided that the costs of making such Distribution do not exceed the proceeds of sale to be distributed.

80. Before each meeting of Scheme Creditors convened pursuant to clause 93 the Supervisors shall submit to the Creditors' Committee a report on the operation of the Scheme during the period since the last such report was prepared (or, in the case of the first such meeting, since the Effective
       Date) and shall (or shall appoint a representative to) attend at any meeting of the Creditors' Committee at which that report is considered for the purpose of giving such explanations and information as the Creditors' Committee may

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       require. A copy of that report, incorporating such amendments (if any) as may be agreed by the Supervisors and the Creditors' Committee, shall be made available to Scheme Creditors in accordance with clauses 95 and 96.

81. The Creditors' Committee may from time to time resolve to seek information from the Supervisors concerning the operation of the Scheme, and may depute any one Committee Member to apply in writing to request and receive from the Supervisors any or all such information. The Supervisors shall promptly give to the Creditors' Committee all such information reasonably requested concerning the operation of the Scheme as the Creditors' Committee shall from time to time resolve to seek and in respect of which a written request shall have been received by the Supervisors. Each Committee Member shall be entitled at any time to raise questions or to request a meeting with the Supervisors in connection with the performance of his responsibilities as a Committee Member and, subject to their duties under the Scheme the Supervisors shall use reasonable endeavours to respond to such questions or to comply with any such request for a meeting. Notwithstanding the preceding provisions of this clause the Supervisors shall not be obliged to disclose:

       (1) any confidential information of the Company to a Committee Member if the information relates, or the Supervisors reasonably believe that the information relates, to any matter where such Committee Member has an interest in conflict with the Company (other than a general conflict arising as a result of the status of the Committee Members (or their appointors) as Scheme Creditors); or

       (2) any information which could cause the Company to breach insider dealing rules, the Financial Services and Markets Act 2000 or the Listing Rules of the UKLA.

82.    The Creditors' Committee shall be entitled:

       (1) by a resolution passed by at least three-fourths of all of the Committee Members present and voting at any time to call upon a Supervisor to resign, provided that each such Supervisor and each Committee Member have been given at least 20 Business Days' notice of the proposed resolution and of the reasons why the resolution is to be put to the Creditors' Committee and have been given a reasonable opportunity to make representations at the meeting at which the resolution is proposed. If the Supervisor declines to resign within 5 Business Days of a resolution of the Creditors' Committee calling for his resignation a resolution requiring his removal shall be put before the next meeting of the Scheme Creditors and, if passed, the Supervisor shall vacate the office of Supervisor;

       (2) upon removal of a Supervisor or if a Supervisor ceases to hold office for any other reason, to appoint any person qualified to act under clause 48 to be a Supervisor in their place (and a resolution requiring ratification of such appointment shall be put before the next meeting of Scheme Creditors pending which the appointee shall have full power to act as a Supervisor) save that if a resolution is passed at a meeting of Scheme Creditors requiring the removal of any of the Supervisors pursuant to sub-clause 82(1) such appointment may be made by the Scheme Creditors at such meeting.

83. The Creditors' Committee shall be entitled to engage legal and financial advisers from time to time as reasonable in order to assist them in carrying out their functions as the Creditors' Committee. At any particular time, the Creditors' Committee may only engage one legal and one financial adviser. Reasonable costs of such advisers are Scheme Expenses.

84. The Creditors' Committee and the Company shall use reasonable endeavours to ensure that there are two duly qualified Supervisors in office at all times.

DUTIES

85. Each Committee Member, each Nominated Representative, and each Alternate shall, in performing their functions as such in relation to the Scheme, act bona fide in what he or she reasonably considers to be the interests of the Scheme Creditors as a whole. For the avoidance of doubt (but without prejudice to its

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       specific powers as set out by the Scheme) it shall not be the duty of the Creditors' Committee to monitor the carrying out of the Scheme or the activities of the Supervisors.

86. It shall be the duty of each Committee Member who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company (other than any which arises as a result of the provisions of the Scheme) to declare (or procure that its Nominated Representative or Alternate shall declare) the nature of his or its interest at a meeting of the Creditors' Committee. For this purpose a general notice given to the Creditors' Committee to the effect that a Committee Member is an associate (within the meaning of section 435 of the Insolvency Act 1986) of a specified company or firm and is to be regarded as interested in any contract with that company or firm shall be deemed a sufficient declaration of interest in relation to any such contract or arrangement. Such a Committee Member shall not be counted in the quorum, shall not be entitled to vote in relation to any matter relating specifically to any such contract, shall retire from the meeting for so long as the matter is discussed and voted upon and shall not receive any information, nor be entitled to inspect any part of the minutes of a meeting of the Creditors' Committee, relating thereto.

87. Each Nominated Representative or Alternate shall be entitled to report to the Committee Member appointing him on the proceedings of the Creditors' Committee and, so far as necessary for that purpose, to disclose confidential information of the Company to those officers, employees and professional advisers of that member or appointor who need to know it in connection with (where a Nominated Representative or Alternate is disclosing information) the performance of his or its responsibilities as a Committee Member, provided that such information does not to his or its knowledge (after due enquiry) relate to any matter where any such appointor has an interest in conflict with the Company (other than a general conflict arising as the result of the status of Committee Members or the appointors of a Nominated Representative or Alternate as Scheme Creditors). Each Committee Member shall, and shall procure that its Nominated Representative or Alternate and its officers, employees and professional advisers shall preserve the confidentiality of such information and shall use such information only for the purposes of their performing their responsibilities and functions (or their Nominated Representative's or Alternate's responsibilities and functions) in relation to the Creditors' Committee.

RESPONSIBILITY

88. No Scheme Creditor, Supervisor or the Company shall be entitled to challenge the validity of any act done or omitted to be done in good faith by any Committee Member (or Nominated Representative or Alternate) in accordance with and to implement the provisions of the Scheme or the exercise by any such Committee Member (or Nominated Representative or Alternate) in good faith of any power conferred upon it or him by or for the purposes of the Scheme if exercised in accordance with and to implement the provisions of the Scheme and no such Committee Member (or Nominated Representative or Alternate) shall be liable for any loss or damage unless such loss or damage is attributable to its or his own wilful default, fraud, dishonesty or wilful breach of duty.

VALIDATION OF ACTS

89. All acts done by the Creditors' Committee or any member of the Creditors' Committee or any person acting as a Committee Member or as a Nominated Representative or Alternate shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a Committee Member or person acting as aforesaid, or that any of them were disqualified, be valid as if every such person had been duly appointed and qualified.

EXPENSES

90. Each member of the Creditors' Committee, each Nominated Representative and each Alternate shall be entitled to be reimbursed by the Supervisors from the Expenses Fund upon written demand to the Supervisors for their reasonable out of pocket expenses incurred in attending meetings of the Creditors' Committee, provided that such meetings are held in London or in such other place as the Supervisors may from time to time agree. Where a Committee Member, its Nominated Representative or any Alternate

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       appointed by the Committee Member or its Nominated Representative must travel to attend a Creditors' Committee meeting in London (or such other place as the Supervisors have agreed), that Committee Member or Nominated Representative shall (and that Alternate shall procure that the Committee Member or Nominated Representative shall) use all reasonable endeavours to appoint as its Nominated Representative or Alternate (as the case may be) for that meeting an individual who is based in locality of the venue of that Creditors' Committee meeting. The Supervisors, acting reasonably, may permit the reasonable out of pocket expenses incurred by a member of the Creditors' Committee, Nominated Representative or Alternative to include the costs of an air fare required to allow such Committee Member, Nominated Representative or Alternate to attend the Creditors' Committee meeting. Where the cost of an air fare is so permitted, it shall be the cost of an economy class fare only.

NO CREDITORS' COMMITTEE

91.    (1)   If at any time there are less than three members of the Creditors'
             Committee or such lesser number as permitted by sub-clause 62(2), the Creditors' Committee may continue to exercise all its functions under the Scheme (other than those provided for in clause 82 and sub-clause 93(2)) for a period of 28 days, during which time the remaining Committee Members shall endeavour to fill the vacancies on the Creditors' Committee.

       (2) If the Committee Members fail to fill vacancies on the Creditors' Committee within such period of 28 days, the Supervisors shall use all reasonable endeavours to appoint, within a further 14 days, such additional Scheme Creditors ("INTERIM APPOINTEES") to the Creditors' Committee as are required to fill such vacancies. Interim Appointees may appoint a Nominated Representative or Alternate pursuant to sub-clauses 62(4) and 62(5).

       (3) In appointing any Interim Appointees pursuant to sub-clause 91(2), the Supervisors shall endeavour to ensure that the composition of the Creditors' Committee including such Interim Appointees is such as to represent a proper balance of the interests of the Scheme Creditors as a whole.

       (4) In the event of vacancies on the Creditors' Committee being filled, whether by appointees of the Creditors' Committee pursuant to sub-clause 91(1) or by Interim Appointees appointed by the Supervisors pursuant to sub-clause 91(2), the full powers and functions of the Creditors' Committee under the Scheme shall be restored, provided that no Interim Appointee shall be entitled to vote in relation to any resolution to appoint an additional Committee Member.

       (5) Any Interim Appointee shall be liable to be removed as a Committee Member at any time without notice if the Creditors' Committee (excluding any Interim Appointees) appoints a Scheme Creditor to fill the vacancy which had been filled by such Interim Appointee.

       (6) If at any time after the operation of this clause there are no members of the Creditors' Committee, the Supervisors shall be entitled to continue to carry out their functions and exercise the necessary powers pursuant to the terms of the Scheme, save that the Supervisors shall not be required to provide reports to the Creditors' Committee or obtain the approval of the Creditors' Committee for the purposes of clause 117.

92. If, following the procedure set out in clause 91, there are less than three Committee Members (including Interim Appointees) or such lesser number as permitted by sub-clause 62(2) then, for so long as that is the case, the Creditors' Committee shall not exercise any functions or have any powers under the Scheme and the following provisions shall apply:

       (1) the Supervisors shall use reasonable endeavours to find additional Committee Members to enable it to function;

       (2) any Supervisor may resign under clause 49 provided that a replacement Supervisor is appointed in his place at a meeting of the Scheme Creditors pursuant to a resolution proposed by the Supervisors;

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      (3) any Supervisor may be removed, provided that a replacement Supervisor is appointed in his place at a meeting of the Scheme Creditors pursuant to a resolution proposed by any ten Scheme Creditors who have Scheme Claims of an aggregate value in excess of 15 per cent. of all Scheme Claims or any 30 Scheme Creditors; and

      (4) the requirements for obtaining the consent, approval of and for consulting with or notifying the Creditors' Committee and for submitting a report to the Creditors' Committee shall be suspended.

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                                   PART VIII

                          MEETINGS OF SCHEME CREDITORS

CONVENING OF MEETINGS

93.    Meetings of Scheme Creditors are to be convened as follows:

       (1) The Supervisors shall convene a meeting of the Scheme Creditors at least once every 12 months unless the Supervisors and the Creditors' Committee agree otherwise.

       (2) The Creditors' Committee may at any time require the Company to convene a meeting of the Scheme Creditors to consider a resolution:

             (a)   for the removal of a Supervisor pursuant to sub-clause 82(1);

             (b) for the appointment of a Supervisor pursuant to sub-clause 82(2); or

             (c)   for such other purpose as it thinks fit.

       (3) The Supervisors may at any time convene a meeting of the Scheme Creditors for such purpose as they think fit.

       (4) Any five or more Scheme Creditors who have Scheme Claims of an aggregate value in excess of 15 per cent. of all Admitted and Unadmitted Scheme Claims or any 20 Scheme Creditors may by notice in writing signed by them or on their behalf and deposited at the registered office of the Company require the Supervisors to convene a meeting of Scheme Creditors for such purpose as they think fit. The relevant Scheme Creditors must specify the purpose for which the meeting is required and it shall be the duty of the Supervisors forthwith to summon a meeting of Scheme Creditors for that purpose and to give such notice of the meeting as is necessary to enable such purpose to be carried out effectively in accordance with the provisions of the Scheme.

94. The Company may appoint a representative or representatives to attend any meeting of Scheme Creditors for the purposes of observing the meeting only.

95. There shall be laid before each meeting of Scheme Creditors convened pursuant to clause 93 the report referred to in clause 80 unless the Supervisors and the Creditors' Committee agree that any such meeting should not be held, in which case a copy of the report shall be sent by the Supervisors to the Scheme Creditors upon request from the Scheme Creditors to the Supervisors.

96. At least 20 Business Days' notice shall be given of a meeting of Scheme Creditors. Such notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall (in the case of a meeting convened pursuant to clause 93) specify the place and time of the meeting and the place from which a copy of the report referred to in clause 80 can be obtained by Scheme Creditors upon request from the Scheme Creditors to the Supervisors prior to the meeting.

97. Any costs incurred in the production and distribution of the report referred to in clause 80 are Scheme Expenses.

98. Notice of a meeting of Scheme Creditors shall be given by the Supervisors or the Creditors' Committee, as the case may be, convening the meeting:
       (1) to each Admitted Scheme Creditor, and to any other Scheme Creditor who has applied in writing to the Company to receive notice of such meeting, by sending a notice by Post to such Scheme Creditor at his last known address;

       (2) to all other Scheme Creditors by placing advertisements containing the requisite information in such newspaper or newspapers as the Supervisors shall consider appropriate;

       (3)   where called by the Creditors' Committee, to the Supervisors;

       (4) where called by the Supervisors, to each Committee Member; and (5) the Company.

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99. The accidental omission to give notice of a meeting of Scheme Creditors to, or the non-receipt of a notice of such a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

RESOLUTIONS

100. If a meeting of Scheme Creditors is convened at a time when a resolution is to be put to the next meeting of Scheme Creditors pursuant to clause 65, the business of the meeting shall include the resolution concerned, and in the case of a resolution to remove a Supervisor pursuant to sub-clause 82(1) which, if passed, would result in there being less than two Supervisors in office, shall also include a resolution that a named person qualified to act under clause 48 and willing to be appointed, be appointed as a Supervisor in their place.

101. No meeting shall be validly convened unless the notice of the meeting sets out the text of each resolution or an adequate summary thereof, which is to be proposed at the meeting (or if no resolution is to be proposed at the meeting, the nature of the business to be discussed thereat) and (in the case of a notice which is sent by Post) is accompanied by a letter explaining (in relation to each such resolution) why the meeting is being convened.

VOTING

102. A resolution put to a meeting of Scheme Creditors shall be effective only if it is approved by a majority in number representing three-fourths in value of the Scheme Claims of Scheme Creditors which are present and voting either in person or by proxy at the meeting.

103. Every Scheme Creditor entitled to vote shall have the right to appoint any person as his proxy to attend and vote instead of him. The instrument appointing a proxy may be in any form which the Supervisors may approve and must be lodged at the place specified in the notice of the meeting for the lodging of proxies not less than 48 hours before the meeting (or adjourned meeting) at which it is to be used.

104. No business shall be transacted at any meeting of Scheme Creditors unless a quorum is present when the meeting proceeds to business. 20 Scheme Creditors present in person or by proxy and having the right to vote at the meeting shall be a quorum, unless the Supervisors and the Creditors' Committee agree a smaller number. All resolutions put to the vote of any meeting shall be decided on a poll (rather than on a show of hands).

105. One of the Supervisors shall preside (or shall nominate a representative to preside) at each meeting of the Scheme Creditors (other than at a meeting at which a resolution to remove a Supervisor is proposed, when the chairman of the Company shall preside), but if the Supervisor (or his nominated representative) or, if relevant, the chairman of the Company is not present within 30 minutes after the time appointed for opening the meeting or is unwilling to preside, the Scheme Creditors present in person or by proxy shall choose some member of the Creditors' Committee or, if no such member is present or if all such members present decline to preside, one of themselves, to be chairman of the meeting. If no person is willing to preside as chairman of the meeting, the meeting shall be adjourned for seven days, and, if no person is willing to preside as chairman of such meeting reconvened following an adjournment, the meeting shall be dissolved.

VALUATION OF SCHEME CLAIMS FOR THE PURPOSES OF MEETINGS

106. For the purposes of valuing any Scheme Claim which a Scheme Creditor has for either of the purposes referred to in sub-clause 93(4) and clause 102 the value of the Scheme Claim shall, in the case of a Scheme Claim which has been Admitted, be the amount of the Admitted Scheme Claim so established (or relevant part thereof) and, in the case of any other Scheme Claim, be such amount as may, for the purposes of such meeting only, be estimated as the value of such Scheme Claim (or relevant part thereof) by the chairman of the meeting. The operation of clause 7 shall not have the effect of extinguishing a Scheme Claim for the purposes of this Part VIII.

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107. In the event that a Scheme Creditor disputes the value which has been put on its Scheme Claim, pursuant to clause 106 or otherwise, the dispute shall be referred to the President at that time of the Institute of Chartered Accountants in England and Wales (or, if one of the Supervisors or any of their partners at such time occupies such office, the President of the Law Society of England and Wales) or such other individual qualified to act as an insolvency practitioner within the meaning of section 390 of the Insolvency Act 1986 as such President may nominate. Such nominee shall consult with such relevant experts as he thinks appropriate and shall act as an expert not an arbitrator and his decision (including as to who should bear the costs of such referral) shall be final (but only as regards the convening of the meeting or the vote on that occasion).

108. For the purposes of ascertaining whether or not the requisite percentage for the convening of any meeting of Scheme Creditors or the requisite majority at any meeting of Scheme Creditors has been obtained, the amount of each Scheme Claim (or relevant part thereof) which is denominated in a currency other than sterling shall be converted into sterling at the Scheme Rate.

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                                    PART IX

                                  TERMINATION

109. This Scheme shall be unaffected by any future liquidation of the Company and shall in those circumstances continue according to its terms.

110.   (1)   As soon as reasonably practicable after the making of the Final
             Distribution or the Supervisors' determination that any further distribution of Scheme Consideration (or the distribution of the proceeds of sale of such Scheme Consideration) would be uneconomic, the Supervisors shall serve the Termination Notice on the Company, the members of the Creditors' Committee and the Scheme of Creditors. For the avoidance of doubt, the Supervisors shall not direct the Final Distribution (or determine that any further distribution of Scheme Consideration, or the proceeds of sale of such Scheme Consideration would be uneconomic) until all Unadmitted
             Claims have become Admitted or Conclusively Rejected.

       (2) If the Supervisors, acting reasonably, determine that any further distribution of Scheme Consideration (or the distribution of the proceeds of sale of such Scheme Consideration) would be uneconomic, the remaining Scheme Consideration shall in each case be sold and the net proceeds of sale shall (on behalf of the Scheme Creditors for whose absolute benefit that Scheme Consideration is held under the Escrow and Distribution Agreement) be paid to the Company for its own use and benefit absolutely.

       (3) For the purposes of clause 110 a distribution shall be uneconomic if the costs of making the distribution would exceed the value of the Scheme Consideration (or proceeds of sale of such Scheme Consideration) to be distributed.

111.   With effect from the issue of the Termination Notice:

       (1) the Scheme Creditors, the Creditors' Committee, the Company, the Supervisors, the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the Distribution Agent, the Registrars and Bondholder Communications shall have no further rights and obligations under this Scheme except any rights arising as a result of sub-clause 7(2); and

       (2) the Supervisors (and any former Supervisors) and the members of the Creditors' Committee (and any former members) shall be discharged from liability for their respective acts, omissions and conduct pursuant to or under the Scheme other than liability arising:

             (a) in the case of the Supervisors (and any former Supervisors), as a result of their own negligence, default, breach of duty, breach of trust, fraud or dishonesty (or as a result of the negligence, default, breach of duty, breach of trust, fraud or dishonesty of any Employee); and

             (b) in the case of the members of the Creditors' Committee (and any former members), from loss or damage attributable to its or his own wilful default, fraud, dishonesty or wilful breach of duty.

       (3) Where a Termination Notice is served pursuant to sub-clause 117(3), so as to bind Scheme Creditors and any person deriving title from them the Supervisors shall direct the Escrow Trustee to transfer, or procure the transfer of, to the Company (or as the Company shall direct) all Scheme Consideration not previously the subject of a Distribution this being done by the Escrow Trustee on behalf of the Scheme Creditors absolutely entitled to such remaining Scheme Consideration.

112. Prior to the issue of the Termination Notice, the Supervisors shall take steps to ensure that any sum remaining in the Unclaimed Dividends Fund remains available for distribution to relevant shareholders or former shareholders of the Company notwithstanding the termination of the Scheme.

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                                     PART X

                           GENERAL SCHEME PROVISIONS

EFFECTIVE DATE AND NOTIFICATION

113. The Company shall give notification of the Scheme having become effective by placing advertisements in The Times and the world-wide editions of the Wall Street Journal, the Financial Times and the International Herald Tribune as soon as reasonably practicable following the occurrence of the Effective Time.

COSTS

114. There shall be paid in full by the Company all costs, charges, expenses and disbursements reasonably incurred by the Company in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the meeting of creditors of the Company convened pursuant to the order of the Court to consider the Scheme and the costs of obtaining the sanction of the Court and the costs of placing the notices required by the Scheme.

115. The Company shall pay the costs, charges, expenses and disbursements reasonably incurred by the Escrow Trustee, the Distribution Agent, the Eurobond Trustee, the Yankee Bond Trustee, the security trustee in respect of the New Notes, the Co-ordination Committee and the Informal Committee of Bondholders and the costs of their respective legal and financial advisors in connection with the negotiation, preparation and implementation of the Scheme, including for the avoidance of doubt, the costs of legal and financial advisers to the Creditors' Committee permitted in accordance with clause 83.

116. The Company shall be maintained in existence until, after the Termination Date, it is dissolved, struck off the register of companies or put into liquidation and the costs of maintaining it in existence, including the costs incurred in ensuring that it complies with its statutory obligations ("ONGOING PLC COSTS"), shall be paid out of the Expenses Fund.

117.   (1)   For the avoidance of doubt, save as expressly provided in the
             Scheme, any costs, charges, expenses, remuneration and disbursements which are expressed to be payable by the Company in accordance with the terms of the Scheme (including those provided for in Parts VI, VII and VIII and in this Part X of the Scheme) shall be paid out of the Expenses Fund.

       (2) If at any time in the reasonable opinion of the Supervisors the Expenses Fund is insufficient to pay in full any sum which is expressed to be payable by the Company or from the Expenses Fund in accordance with the provisions of this Scheme then subject to the proviso below, the Supervisors may raise such sum from the Scheme Consideration in any manner in which they think fit and if the Supervisors raise any sum from the Scheme Consideration before the expiry of the Waiting Period the Supervisors may take into account the effect of having to raise such sum in such manner in deciding whether or not to bring the Waiting Period to an end, PROVIDED THAT the Supervisors may only raise sums from the Scheme Consideration with the consent of the Creditors' Committee, such consent not to be unreasonably withheld.

       (3) If the Creditors' Committee, acting reasonably, withhold giving consent to the Supervisors raising any sums pursuant to sub-clause 117(2), the Supervisors shall serve a Termination Notice on the Company, the members of the Creditors' Committee and the Scheme Creditors. Clause 111 will thereafter apply.

118. The Company shall not trade or incur any Liability other than as contemplated by and in connection with the implementation of the Scheme whilst the Scheme is continuing.

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MODIFICATIONS OF THE SCHEME

119. The Company may, at any hearing to sanction the Scheme, consent on behalf of all Scheme Creditors to any modification of the Scheme or any terms or conditions which the Court may think fit to approve or impose.

MODIFICATIONS OF THE RIGHTS ATTACHING TO THE NEW NOTES

120. Nothing in the Scheme shall prevent the modification of the New Notes or the Escrow and Distribution Agreement in accordance with their respective terms.

FORCE MAJEURE

121. None of the Scheme Creditors, the Company, the Supervisors, the Escrow Trustee, the Distribution Agent, the Registrar, Bondholder Communications or the members of the Creditors' Committee shall be in breach of its obligations under the Scheme as a result of any delay or non-performance of its obligations under this Scheme arising from any Force Majeure.

COMMITTEE RELEASES

122.   (1)   The Co-ordination Committee, the Informal Committee of Bondholders their past and present members and financial and legal advisers
             (the "RELEASED PARTIES") shall be released from any Liability which they or any of them may have to a Scheme Creditor, the Company, the Supervisors, the Escrow Trustee, the Distribution Agent, the
             Registrars, the Eurobond Trustee, the Yankee Bond Trustee,
             Bondholder Communications and Corp (the "RELEASING PARTIES").

       (2) The Releasing Parties shall waive each and every claim which they may have in connection with this Scheme against the Released Parties.

NOTICE

123. Any notice or other written communication to be given under or in relation to this Scheme other than pursuant to clause 113 shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, to:

       (1) in the case of the Company, 338 Euston Road, 4th Floor, London NW1 3BT, England, marked for the attention of the Company Secretary;

       (2) in the case of a Scheme Creditor, its last known address according to the Company;

       (3) in the case of the Supervisors, 8 Salisbury Square, London EC4Y 8BB, England, marked for the attention of Philip Wallace or Richard Heis or such other address as notified to the Creditors' Committee;

       (4) in the case of the Creditors' Committee, such addresses of the Committee Members as notified to the Supervisors; and

       (5) in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme, or by fax or by way of advertisement in The Times and the world-wide editions of the Wall Street Journal and the Financial Times and the International Herald Tribune.

124. Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

       (1)   if delivered by hand, on the first Business Day following delivery;

       (2) if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh business day after posting;

       (3)   if by fax, on the Business Day sent; and

       (4)   if by advertisement, on the date of publication.

                              III.  THE PLC SCHEME

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125. In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the post.

126. Save in the case of any Distribution Notice or any notice, written communication or document required to be sent pursuant to clause 16 or relating to any appeal against a decision on Scheme Claims pursuant to clauses 17 and 18 or to any adjudication pursuant to Part V, the accidental omission to send any notice, written communication or other document in accordance with clauses 123 to 125 or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of the Scheme.

127. The Company shall not be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors which shall be posted at the risk of such Scheme Creditors.

GOVERNING LAW AND JURISDICTION

128. The Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of the Scheme, or out of any action taken or omitted to be taken under the Scheme or in connection with the administration of the Scheme, and for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this clause 128 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

129. The terms of the Scheme and the obligations imposed on the Company and the Supervisors hereunder shall take effect subject to any prohibition or condition imposed by law.

Dated this 31st day of March 2003

                              III.  THE PLC SCHEME

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                                   SCHEDULE 1

                DETERMINATION OF CLAIMS AND PAYMENT OF DIVIDENDS

1. This Schedule applies without prejudice to Parts II, III and IV of the Scheme. If there is any conflict between provisions in this Schedule and provisions set out in the body of the Scheme, the provisions set out in the body of the Scheme shall prevail.

2. For the purposes of determining whether a Scheme Claim should become an Admitted Scheme Claim for the purposes of Distributions, the Insolvency Rules 1986 (the "RULES") listed in this Schedule shall, save where the contrary is stated, be applied in respect of that Scheme Claim and the listed Rules be applied as if:

       (1)   the Company was being wound up voluntarily;

       (2)   the Claim Forms were proofs of debt;

       (3)   the Supervisors were liquidators of the Company; and

       (4) the references to the date on which a company went into liquidation are to the Record Date (save in the application of Rule 4.92, which shall be amended as set out below).

3.     The Rules to be applied are:

       4.73(3)            meaning of "prove"

       4.76               particulars of a creditor's Scheme Claim

       4.77(1) claims established by affidavit (save that a statutory declaration may be called for)

       4.77(2)            affidavit in addition to proof

       4.78(1)            creditor's cost of proving

       4.82               admission and rejection of proofs for dividend

       4.86(1)            estimates of quantum

       4.89               discounts

       4.90 mutual credit and set off (save that sub-rule (3) is to be amended by deleting the words "that a meeting of creditors has been summoned under section 98 or (as the case may be) a petition for the winding-up of the company was pending" and replacing them with the words "that a meeting of creditors for the purpose of approving the Scheme had been summoned")

       4.91(1) debts in foreign currency (save that it shall be amended by deleting the words "official exchange rate" and replacing them with the words "Scheme Rate" and the words "prevailing on the date when the company went into liquidation" shall be deleted)

       4.92 payments of a periodical nature (save that rule (1) is to be amended by deleting the words "date when the company went into liquidation" and replacing them with the words "date on which the Scheme is approved at a creditors' meeting held for that purpose")

       4.94               debt payable at future time

       11.8 proof altered after payment of dividend (save that an increased proof may be admitted only if the Supervisors in their sole discretion so decide)

       11.11              assignment of right to dividend

       11.13(1) and (2)   debt payable at a future time

4.     The English law liquidation rules preventing "double proof" shall apply.

                              III.  THE PLC SCHEME

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                                   SCHEDULE 2

                          EXTRACT FROM THE CORP SCHEME

Capitalised terms in this Schedule shall have the meaning given to them in the Corp Scheme.

THE COMPANY AS A CREDITOR OF PLC

26. Property received or receivable by the Company from plc from time to time by virtue of the Company being a creditor of plc (whether pursuant to the plc Scheme, any other scheme of arrangement for plc, any voluntary arrangement for plc or any liquidation of plc or otherwise) shall be available for distribution and shall be distributed by the Company to Admitted Scheme Creditors subject to, at the time, in the manner and on the basis set out in the Scheme. In the light of the position of Ancrane as a Scheme Creditor and a Bondholder and the Ancrane Direction, this may involve successive distributions between the Company and plc, either notional or actual, as provided for in this Scheme and the plc Scheme.

THE PLC DISTRIBUTION SUPPLEMENT

27.    (1)   Sub-clauses 27(2), (3) and (4) shall apply to the Initial
             Distribution if all of the conditions set out at (a) to (c) inclusive below are satisfied on the Effective Date:

             (a) the plc Scheme including provisions in the form or substantially the form of that set out in Schedule 2 becomes effective;

             (b) the plc Scheme supervisors admit the Company's claim against plc pursuant to the plc Scheme; and

             (c)   (i)    the Known Claim of Ancrane is Admitted by the
                          Supervisors; or

                   (ii) either (or both) of the Known Claims of the Eurobond Trustee are Admitted by the Supervisors; or

                   (iii) either (or both) of the Known Claims of the Yankee Bond Trustee are Admitted by the Supervisors.

       (2) To give effect to clause 26 and on the conditions in sub-clause 27(1) being satisfied on the Effective Date, the Supervisors shall agree with the plc Scheme supervisors a distribution model simulating successive distributions to the Company in the plc Scheme and to plc in the Scheme (pursuant to the Ancrane Direction) (using the figures for the Company's claim against plc, Ancrane's claim against the Company as actually admitted by the Supervisors of the respective Schemes and Ancrane's holding of Bonds) in order to produce a net additional amount of Scheme Consideration available for Distribution to Admitted Scheme Creditors with the Initial Distribution (such net additional amount being the "PLC DISTRIBUTION SUPPLEMENT"). The plc Distribution Supplement shall be distributed to Eligible Recipients at the times and in the manner set out sub-clauses 27(3) and 27(4).

       (3) The Elements of the plc Distribution Supplement shall for these purposes be treated as being made up of two parts as follows:

             (a) the "KNOWN CLAIMS SUPPLEMENT" which shall be the plc Distribution Supplement less the Reserve Claims Supplement; and

             (b) the "RESERVE CLAIMS SUPPLEMENT" which shall be the same proportion of the plc Distribution Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected and the Distribution Entitlement of the Known Creditor who would have been entitled had its Known Claim been Admitted rather than Conclusively Rejected becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)) is of the Basic Scheme Consideration (which for this purpose

                              III.  THE PLC SCHEME

--------------------------------------------------------------------------------

             shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from:

             (A) Known Claims being Conclusively Rejected resulting in a Rejected Claims Supplement being deducted from the Basic Known Claims Segment pursuant to sub-clause 29(1)(a) and becoming available for distribution to Scheme Creditors in accordance with sub-clause 29(2); and/or

             (B) Known Claims being Conclusively Rejected resulting in the Distribution Entitlement to which the Known Creditor who would have been entitled had its Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)).

       (4)   (a)   The Elements of the Known Claims Supplement shall be
                   distributed to Admitted Known Creditors at the same time as the Initial Distribution.

             (b) The Elements of the Reserve Claims Supplement shall be distributed to Admitted Reserve Creditors at the same time as the Initial Distribution.

       (5)   (a)   For the purposes of Distributions under the Scheme:

                   (i)   other than the Initial Distribution; and/or

                   (ii) as regards the Initial Distribution if the provisions of sub-clauses 27(2)-27(4) inclusive do not come into force because one or more of the conditions in sub-clause 27(1) is not satisfied, the Supervisors may agree similar or analogous arrangements to those in sub-clause 27(2) (a "MODEL") with the supervisors of the plc Scheme (if any, or, if none, any other duly authorised representative of plc) where, acting reasonably, the Supervisors consider that to do so shall be in the interests of Admitted Scheme Creditors.

             (b) If a model is agreed pursuant to sub-clause 27(5)(a) prior to the expiry or termination of the Waiting Period, the equivalent of the plc Distribution Supplement thereby created shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

             (c) Any supplement arising pursuant to sub-clause 27(5)(a)(ii) which shall be apportioned in accordance with sub-clause 27(5)(b) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

             (d) Any supplement arising pursuant to sub-clause 27(5)(a)(i) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 27(5)(b) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Receipts in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

             (e) Any supplement arising pursuant to sub-clause 27(5)(a)(i) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

PLC RECEIPTS

28.    (1)   As regards:

             (a) the Initial Distribution if the provisions of sub-clauses 27(2) - 27(4) above do not come into force for any reason; and

                              III.  THE PLC SCHEME

--------------------------------------------------------------------------------

            (b)   any Distributions other than the Initial Distribution,

            in each case, to the extent that relevant similar or analogous arrangements as referred to in clause 27(5) are not agreed in respect of the Company's entitlement to the plc Receipts, Admitted Scheme Creditors shall be entitled to all plc Receipts from time to time which shall be held on trust for Scheme Creditors under the Scheme.

      (2) If plc Receipts arise pursuant to sub-clause 28(1) prior to the expiry or termination of the Waiting Period, those plc Receipts shall be apportioned in the same manner as provided for in sub-clause 27(3), otherwise no apportionment shall be made.

      (3) Any plc Receipts arising pursuant to sub-clause 28(1)(a) which shall be apportioned in accordance with sub-clause 28(2) shall be distributed at the same times and in the same manner as provided for in sub-clause 27(4).

      (4) Any plc Receipts arising pursuant to sub-clause 28(1)(b) prior to the expiry or termination of the Waiting Period shall become available for distribution following apportionment under sub-clause 28(2) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the relevant amount of the supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the relevant amount of the Reserve Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims provided that the costs of making that Distribution would not exceed the value of the Scheme Consideration to be distributed.

      (5) Any supplement arising pursuant to sub-clause 28(1)(b) after the expiry or termination of the Waiting Period shall be distributed in accordance with the provisions of clause 25.

REJECTED CLAIMS

29.   (1)   Where a Known Claim is Conclusively Rejected before the expiry or termination of the Waiting Period, the Distribution Entitlement to which the Known Creditor would have been entitled, had its Known
            Claim been Admitted rather than Conclusively Rejected, shall:

            (a) if the quantum of the Known Claim which is Conclusively Rejected exceeds L250,000,000 (such Distribution Entitlement being a "REJECTED CLAIM SUPPLEMENT"), be deducted from the Known Claims Segment and be apportioned as follows:

                  (i) the "KNOWN REJECTED CLAIM SUPPLEMENT" which shall be the Rejected Claim Supplement less the Reserve Rejected Claim Supplement; and

                  (ii) the "RESERVE REJECTED CLAIM SUPPLEMENT" which shall be the same proportion of the Rejected Claim Supplement as the Basic Reserve Claims Segment (which for this purpose shall be calculated after taking into account any increase in the size of the Basic Reserve Claims Segment resulting from Known Claims being Conclusively Rejected and the Distribution Entitlement of the Known Creditor who would have been entitled had its Known Claim been Admitted rather than Conclusively Rejected becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)) is of the Basic Scheme Consideration (which for this purpose shall be calculated after taking into account any decrease in the size of the Basic Known Claims Segment resulting from:

                        (A) Known Claims being Conclusively Rejected resulting in a Rejected Claims Supplement being deducted from the Basic Known Claims Segment pursuant to sub-clause 29(1)(a) and becoming available for distribution to Scheme Creditors in accordance with sub-clause 29(2); and

                        (B) Known Claims being Conclusively Rejected resulting in the Distribution Entitlement to which the Known Creditor who would have been entitled had its

                              III.  THE PLC SCHEME

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                         Known Claim been Admitted being deducted from the Basic Known Claims Segment and becoming part of the Reserve Claims Segment pursuant to clause 29(1)(b)).

            (b) if the quantum of the Known Claim (or part thereof) which is Conclusively Rejected is less than or equal to L250,000,000, be deducted from the Known Claims Segment and form part of the Reserve Claims Segment and therefore not be available for distribution to Admitted Scheme Creditors as a Rejected Claim Supplement pursuant to sub-clause 29(2).

      (2) A Rejected Claim Supplement shall become available for distribution following apportionment under sub-clause 29(1)(a) and the Supervisors shall promptly issue a Distribution Notice to the Escrow Trustee (with a copy to the Distribution Agent) in respect of the distribution of the amount of the Known Rejected Claim Supplement to which Admitted Known Creditors are entitled pursuant to sub-clause 21(4)(a) and the amount of the Reserve Rejected Claim Supplement to which Admitted Reserve Creditors are entitled pursuant to sub-clause 21(4)(b) to Eligible Recipients in respect of the previously Admitted Claims.

      (3)   For the purposes of distributing the Rejected Claim Supplement; if:

            (a) the plc Scheme including provisions in the form or substantially in the form of that set out in Schedule 2 becomes effective;

            (b) the plc Scheme supervisors admit the Company's claim against plc pursuant to the plc Scheme;

            (c)   (i)    the Known Claim of Ancrane is Admitted by the
                         Supervisors; or

                  (ii) either (or both) of the Known Claims of the Eurobond Trustee are Admitted by the Supervisors; or

                  (iii) either (or both) of the Known Claims of the Yankee Bond Trustee are Admitted by the Supervisors; and

            (d) the waiting period under the plc Scheme has not been terminated or expired,

            the Supervisors may agree similar or analogous arrangements to those in sub-clause 27(2) with the supervisors of the plc Scheme (if any, or, if none, any other duly authorised representative of plc) where, acting reasonably, the Supervisors consider that to do so would be in the best interests of Admitted Scheme Creditors.

                              III.  THE PLC SCHEME

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                                   SCHEDULE 3

                                  KNOWN CLAIMS

Following is a list of Scheme Creditors who may have a Scheme Claim.

The fact that a claim listed below has been provided for in this Schedule 3 at a certain amount does not mean that the particular claim shall be Admitted at that, or any other, amount.

The column headed "Claimed/Estimated Value (including accrued interest) in L's as at the Record Date" provides an indicator of the amount for which each claim may be admitted for the purposes of voting at the meeting of Scheme Creditors convened at the direction of the Court (subject to the remarks set out in the "Remarks" column). Where necessary, to calculate the Claimed/Estimated Value of a claim in sterling, the Exchange Rate on the Business Day falling immediately prior to the Record Date has been applied if necessary.

                                                               TOTAL AMOUNT
                                                 AMOUNT   CLAIMED/ESTIMATED
                                      CLAIMED/ESTIMATED    VALUE (INCLUDING
                                       VALUE (INCLUDING   ACCRUED INTEREST)
                                   ACCRUED INTEREST) AS    IN L'S AS AT THE
CREDITOR                             AT THE RECORD DATE         RECORD DATE             REMARKS
--------                           --------------------   -----------------   -----------------
SYNDICATED BANK DEBT
ABN Amro Bank NV                          US$47,226,487         L43,932,580
                                            L13,920,832
Appaloosa Investment Ltd                 US$227,732,619        L221,266,466
  Partnership                               L76,545,686
Australia and New Zealand                 US$91,430,478         L85,053,475
  Investment Bank                           L26,950,731
Banca Antoniana Popolare Veneta            US$7,556,238          L7,029,213
  London                                     L2,227,333
Banca Monte dei Paschi di Siena           US$47,226,487         L43,932,580
                                            L13,920,832
Banca Nazionale del Lavoro SpA            US$78,868,233         L73,367,409
                                            L23,247,790
Banca Popolare di Lodi                    US$15,584,741         L14,497,751
                                             L4,593,875
Banco di Roma                             US$39,670,249         L36,903,367
                                            L11,693,499
Bank of America N.A. London                US$7,216,197          L4,585,789
Banque Nationale de Paris                 US$98,231,092         L91,379,767
                                            L28,955,331
Barclays Bank plc                         US$59,001,013         L53,710,988
                                            L16,216,699
Bear, Stearns International               US$13,990,285          L8,890,623
  Limited
Cerebrus Partners LP New York            US$175,792,979        L154,686,552
                                            L42,972,661
Chase Manhattan Bank                     US$150,750,101        L153,710,167
                                            L57,910,662
Citibank NA                               US$51,719,250         L48,111,987
                                            L15,245,153

                              III.  THE PLC SCHEME

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                                                               TOTAL AMOUNT
                                                 AMOUNT   CLAIMED/ESTIMATED
                                      CLAIMED/ESTIMATED    VALUE (INCLUDING
                                       VALUE (INCLUDING   ACCRUED INTEREST)
                                   ACCRUED INTEREST) AS    IN L'S AS AT THE
CREDITOR                             AT THE RECORD DATE         RECORD DATE             REMARKS
--------                           --------------------   -----------------   -----------------
Commerzbank AG                            US$91,430,478         L85,053,475
                                            L26,950,731
Credit Industriel et Commercial              $3,054,259          L1,940,938
  Singapore
Credit Suisse First Boston                  $94,452,973         L87,865,160
                                            L27,841,664
Den Danske Bank A/S                         $24,692,104         L43,533,139
                                            L27,841,664
Deutsche Bank AG                           $108,836,054         L97,351,233
                                            L28,187,498
Dresdner Bank AG, London Branch              $5,090,432          L3,234,896
Franklin Mutual Advisers LLC               $102,204,181         L92,790,941
                                            L27,841,664
Goldman Sachs Credit Partners LP            $48,244,828         L44,579,721
                                            L13,920,832
HSBC Bank plc                               $98,231,092         L91,379,767
                                            L28,955,331
Instituto Bancario San Paolo di             $47,226,487         L43,932,580
  Torino SpA                                L13,920,832
JP Morgan Chase Delaware                     $5,012,040          L3,185,079
L-Bank                                      $75,562,379         L70,292,128
                                            L22,273,332
Lehman Brothers International                  $135,406             L86,048
  (Europe)
Merrill Lynch Capital Services              $23,924,411         L17,724,910
  Inc
                                             L2,521,293
Natexis Banques Populaires Paris             $5,037,492          L4,686,142
                                             L1,484,889
National Westminster Bank                   $94,452,973         L87,865,160
                                            L27,841,664
Nordeutsche Landesbank Giro,                $30,224,951         L28,116,851
  London                                     L8,909,333
ORN European Distressed Debt                 $8,144,692          L5,175,834
  Fund LP
Royal Bank of Scotland plc                  $91,430,478         L85,053,475
                                            L26,950,731
Salomon Brothers Holding Company           $116,826,226        L108,677,945
  Inc                                       L34,436,572

                              III.  THE PLC SCHEME

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                                                               TOTAL AMOUNT
                                                 AMOUNT   CLAIMED/ESTIMATED
                                      CLAIMED/ESTIMATED    VALUE (INCLUDING
                                       VALUE (INCLUDING   ACCRUED INTEREST)
                                   ACCRUED INTEREST) AS    IN L'S AS AT THE
CREDITOR                             AT THE RECORD DATE         RECORD DATE             REMARKS
--------                           --------------------   -----------------   -----------------
Special Situations Investing                $23,253,623         L14,777,340
  Group Inc
UBS AG Stamford                             $10,180,865          L6,469,792
UniCredito Italiano SpA                     $47,226,487         L43,932,580
                                            L13,920,832
BONDS
The Bank of New York                     US$931,687,500        L592,073,907              Note 1
                                         US$934,218,750        L593,682,480              Note 2
The Law Debenture Trust                  E1,028,469,178        L697,740,284              Note 3
  Corporation p.l.c.
                                           E512,559,932        L347,734,011              Note 4
MERGERS, DEMERGERS, JOINT
  VENTURES ETC.
DH Holdings Corp.                         US$37,818,888         L24,033,427              Note 5
Prudential plc                              L30,000,000         L30,000,000
Mariposa Technology, Inc.                    US$100,000             L63,549              Note 6
Robert Bosch GmbH                            L1,000,000          L1,000,000              Note 7
Koninklijke Philips Electronics           US$20,000,000         L12,709,710              Note 8
  NV
NON-KEY COMMERCIAL CONTRACTS
Deloitte & Touche                              L176,250            L176,250
University of Warwick                           L12,322             L12,322
INTRA GROUP LOANS
Marconi Corporation plc                    L146,587,439        L146,587,439             Note 10
LITIGATION (ACTUAL OR POTENTIAL)
Eleven former employees of Ten          (US$12,160,000)         (L7,727,504)   Note 11 and Note
  Square, Inc.                                                                               12
ECOR-SF, Inc.                           (US$18,200,000)        (L11,565,836)            Note 12
Mr RS Palmer                                  (L15,000)            (L15,000)            Note 12
Hill & Knowlton                              L3,585,000          L3,585,000
The City of Miami fire fighters'       (US$125,000,000)        (L79,435,689)            Note 12
  and police officers'
  retirement trust fund and the
  class of plaintiffs they
  represent (Tri-Star)
Potential indemnity claims in                US$150,000             L95,323              Note 9
  respect of defendant directors
  in Tri-star litigation

                              III.  THE PLC SCHEME

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                                                               TOTAL AMOUNT
                                                 AMOUNT   CLAIMED/ESTIMATED
                                      CLAIMED/ESTIMATED    VALUE (INCLUDING
                                       VALUE (INCLUDING   ACCRUED INTEREST)
                                   ACCRUED INTEREST) AS    IN L'S AS AT THE
CREDITOR                             AT THE RECORD DATE         RECORD DATE             REMARKS
--------                           --------------------   -----------------   -----------------
The Chancellor, Masters and                  L1,257,995          L1,257,995
  Scholars at the University of
  Cambridge
Mr LA Gillus                            (US$19,000,000)        (L12,074,225)            Note 12
Mr T Edeus                              (US$19,000,000)        (L12,074,225)            Note 12
Ms J Barnes                                   (L20,000)            (L20,000)            Note 12
Mr P Hall                                    (L500,000)           (L500,000)            Note 12
                                                          -----------------
TOTAL KNOWN CLAIMS (CONVERTED                                L4,682,928,026
  INTO STERLING) AT THE RECORD
  DATE
                                                          =================

NOTES TO SCHEDULE 3

Note 1: US$900,000,000 7 3/4 per cent. bonds due 2010, of which Ancrane holds US$131,011,000 as at the Record Date

Note 2: US$900,000,000 8 3/8 per cent. bonds due 2030, of which Ancrane holds US$130,090,000 as at the Record Date

Note 3: E1,000,000,000 6.375 per cent. bonds due 2010, of which Ancrane holds E256,735,000 as at the Record Date

Note 4: E500,000,000 5.625 per cent. bonds due 2005, of which Ancrane holds E67,868,000 as at the Record Date

Note 5: Potential claimants include DH Holdings Corp, Launchchange Limited and their affiliates, Kollmorgen SAS and their affiliates and DH Holdings Corp and their affiliates.

Note 6: Potential claimants include, but may not be limited to, Mariposa Technology, Inc., A Dhillon, Mr. A Juandy, A Manoliu, Ms A Young, Mr B Lee, Chi Ly, Chung Chung Liang, Chung Lee, Mr DJ Arnold, Duc Hoang, Duc Huu Nguyen, Ericsson, Mr E Zimmermann, Mr E Portnoy, Mr G Recio, H Dorbolo, Hoa Nhu Phan, Huey Tran, Mr J Roth, Mr J Hoch, Ms J Kovin, Mr JA Osanitsch, Mr JH Shuler, Mr JS Fox, Mr J Wonosaputra, Mr J DeCarolis, K Tran, K Ghane, K Assadi, L Machado, L Williams, L Haryanto, Mac Dinh Nguyen, Mariposa Investment Hldgs AG, M McGrady, M Khan, M Byrne, Pan Dacom Daten-und Kommunicationssysteme GmbH, Petaluma Holdings Ltd., P Sommerer, Mr RD Zimkowski, Mr R Aldridge, Mr R Luong, Mr R Kumiawan, Mr S Khanna, Mr SC Mazur, Steve Kim Do, Tri Minh Hoang, V Forgetta, V Mehrotra, W Arendt and Mr W Cannon and each of their heirs, executors, successors and assigns as the case may be.

Note 7: Potential claimants include Robert Bosch GmbH, Bosch Telecom GmbH and their subsidiaries and Bosch Telecom GmbH, Stuttgart; Robert Bosch Argentina SA, Buenos Aires; Robert Bosch AG, Austria; Bosch Telecom Limitada, Sao Paulo; Robert Bosch Limitada, Campinas; Bosch Telemulti Limitada, Sao Paulo; Robert Bosch (France) SA, Saint-Ouen; Robert Bosch t.o.o, Moscow; Robert Bosch SpA, Milano; Bosch Telecom SA, Bogota; Bosch Telecom (Malaysia) SDN BHD; Robert Bosch SA de CV, Toluca, Edo. de Mexico; Robert Bosch Sp. z.o.o, Warsaw; Robert Bosch Espana, SA, Madrid; Robert Bosch odbytova spolecnost s.r.o, Prague; Bosch Telecom, Inc., Research Triangle Park, N.C. and Bosch Telecom CA, Caracas.

                              III.  THE PLC SCHEME

--------------------------------------------------------------------------------

Note 8: Potential claimants include Koninklijke Philips Electronics NV, its officers, directors, employees, stockholders, agents and representatives.

Note 9: Potential claimants include Sir R Hurn, Lord Simpson and Mr J Mayo.

Note 10: Such Scheme Creditor will not be voting at the Court sanctioned meeting of Scheme Creditors as it is a connected Scheme Creditor, related to the Company. Even though this creditor will not vote it agrees to support the Scheme by agreeing not to take any action to hinder or oppose the Scheme and not to seek to challenge either Scheme in the courts of any jurisdiction.

Note 11: Mr W Viehweg, Ms T Lander, Mr T Donahue, Mr S Welsh, Mr M Bittner, Mr J Thompson, Mr J Miles, Mr J McCormick, Mr G Geraci, Mr G Grant, Mr D Barnes.

Note 12: The amount allegedly due to such Scheme Creditors cannot be estimated, as there is a dispute between the Company and the Scheme Creditor as to the whole of the amount claimed. However, the amount claimed by the Scheme Creditor from the Company is shown in brackets for information only. If a Scheme Claim is disputed in its entirety, whether it is liquidated or unliquidated, the chairman will not admit it for the purpose of voting on the Scheme. The chairman's decision will be final. The chairman will, however, advise the relevant Scheme Creditor of his decision to reject such Scheme Creditor's claim for voting purposes before the Scheme Meeting if he considers it to be practicable and, in any event, at or after the Scheme Meeting, and report his decision to the Court.

                              III.  THE PLC SCHEME

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                                   SCHEDULE 4

 PERSONS ELIGIBLE TO RECEIVE SECURITIES PURSUANT TO APPLICABLE EXEMPTIONS UNDER
                            US STATE SECURITIES LAWS

The categories of Scheme Creditors and Bondholders located in the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont to, or to the order of, whom New Creditor Shares and New Notes will be distributed in accordance with sub-clause 30(7)(c)(iv), are as follows:

Arizona -- any bank, savings institution, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer, or a dealer, whether the person is acting for itself or in a fiduciary capacity.

California -- any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the US Investment Company Act of 1940, or pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan or an individual retirement account); any organisation described in Section 501(c)(3) of the US Internal Revenue Code, as amended to 29 December 1981, which has total assets (including endowment, annuity and life income funds) of not less than US$5,000,000 according to its most recent audited financial statement; any corporation which has a net worth on a consolidated basis of not less than US$14,000,000; any wholly-owned subsidiary of any of the foregoing institutional investors; or the US federal government, any agency or instrumentality of the US federal government, any corporation wholly-owned by the US federal government, any state, any city, city and county, or county, or any agency or instrumentality of a state, city, city and county, or county, or any state university or state college and any retirement system for the benefit of employees of any of the foregoing.

Colorado -- any broker-dealer, or a financial or institutional investor, whether the purchaser is acting for itself or in some fiduciary capacity. A financial or institutional investor includes: (a) a depositary institution, which is defined as: (i) a person that is organised or chartered, or is doing business or holds an authorisation certificate, under the laws of a state or of the United States which authorises the person to receive deposits, including deposits in savings, share, certificate, or other deposit accounts, and that is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company registered under the US Investment Company Act of 1940; (e) a business development company as defined in the US Investment Company Act of 1940; (f) any private business development company as defined in the US Investment Advisers Act of 1940; (g) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in the US federal Employee Retirement Income Security Act of 1974, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the US Investment Advisers Act of 1940, a depositary institution, or an insurance company; (h) an entity, but not an individual, a substantial part of whose business activities consist of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of US$5,000,000 as of the end of its latest fiscal year; (i) a small business investment company licensed by the US federal small business administration under the US Small Business Investment Act of 1958; and (j) any other institutional buyer.

Connecticut -- any state bank and trust company, national banking association, savings bank, savings and loan association, federal savings and loan association, credit union, federal credit union, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer; whether the purchaser is acting for itself or in some fiduciary capacity.

Illinois -- any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; a pension fund or pension trust, employees' profit-sharing trust, other financial institution (including any manager of investment accounts on behalf of other than

                              III.  THE PLC SCHEME

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natural persons, who, with affiliates, exercises sole investment discretion with respect to such accounts and provided such accounts exceed ten in number and have a fair market value of not less than US$10,000,000 at the end of the calendar month preceding the month during which the securities are sold) or institutional investor (including investment companies, universities and other organisations whose primary purpose is to invest its own assets or those held in trust by it for others, trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity, and foundations and endowment funds exempt from taxation under the Code, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund), or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; any trust in respect of which a bank or trust company is trustee or co-trustee; any entity in which at least 90 per cent. of the equity is owned by:
(i) persons described in this paragraph, (ii) any partnership or other association or trader buying or selling fractional undivided interests in oil, gas or other mineral rights, in frequent operations, for its or his own account rather than for the account of customers, to such extent it or he may be said to be engaged in such activities as a trade or business, (iii) any natural person who has, or is reasonably believed by the person offering the securities to have
(a) a net worth or joint net worth with the person's spouse, at the time of the offer, sale or issuance of the securities, in excess of US$1,000,000, or (b) an income or joint income with that person's spouse of US$200,000 in each of the two most recent fiscal years and reasonably expects such an income in the current year, (iv) any person, not a natural person, 90 per cent. of the equity interest thereof is owned by persons described in (a) or (b) immediately above, or (v) any person who is, or is reasonably believed by the person offering the securities to be, a director, executive officer, or general partner of the issuer of the securities or any director, executive officer or general partner of a general partner of that issuer (executive officer shall mean the president, any vice president in charge of a principal business unit, division or function such as sales, administration or finance, or any other officer or other person who performs a policy-making function for the issuer); any employee benefit plan within the meaning of Title I of the US Employee Retirement Income Security Act of 1974 ("ERISA") if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, insurance company, registered investment adviser or an investment adviser registered under the US Investment Advisers Act of 1940, or (ii) the plan has total assets in excess of US$5,000,000, or (iii) in the case of a self-directed plan, investment decisions are made solely by persons that are described herein; any plan established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of US$5,000,000; or any organisation described in Section 501(c)(3) of the Code, any Massachusetts or similar business trust, or any partnership, if such organisation, trust, or partnership has total assets in excess of US$5,000,000.

Ohio -- any dealer, corporation, bank (which includes a trust company, savings and loan association, savings bank, or credit union that is incorporated or organised under the laws of the United States or of any state thereof, or of Canada or any province thereof, and subject to regulation or supervision by such country, state or province), insurance company, pension fund or trust, employees' profit-sharing fund or trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, any trust in respect of which a bank is trustee or co-trustee, or any Qualified Institutional Buyer as defined in Rule 144A under the Securities Act.

Vermont -- any financial or institutional investor, which means: (a) a depositary institution, which includes: (i) a person that is organised, chartered, or holding an authorisation certificate under the laws of a state or of the United States which authorises the person to receive deposits, including a savings, share, certificate, or deposit account, and which is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by a federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the US Investment Company Act of 1940; (e) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in the US Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered

                              III.  THE PLC SCHEME

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under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depositary institution or an insurance company; (f) any other financial or institutional buyer which qualifies as an accredited investor under the provisions of Regulation D as promulgated by the SEC under the Securities Act, as such provisions may be amended from time to time hereafter; (g) a broker-dealer; and (h) such other institutional buyers as the commissioner may add by rule or order; whether the purchaser is acting for itself or others in a fiduciary capacity.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                   APPENDIX 1
                CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

The financial information for the three years and six months ended 30 September 2002 set out below in this Appendix has been extracted without material amendment from the financial information relating to the Corp Group set out in
Part IV of the Prospectus, in respect of which the Accountants' Report contained in Part IV of the Prospectus has been given. This financial information does not constitute statutory accounts of Corp within the meaning of the Act. Audited non-consolidated statutory accounts for Corp have been delivered to the Registrar of Companies for each of the three years ended 31 March 2000, 2001 and 2002. Unqualified audit reports, in accordance with the requirements of the Act, for each of those three years have been given by the auditors for Corp for the relevant financial periods.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                          Six months
                                                                           Year ended 31 March                 ended
                                                                    ---------------------------------   30 September
                                                                         2000        2001        2002           2002
                                                             Note   L million   L million   L million      L million
                                                             ----   ---------   ---------   ---------   ------------
TURNOVER
Continuing operations                                           3       3,566       4,626       2,906          1,019
Discontinued operations                                         3       1,871       2,027       1,404             87
Corp Group                                                      3       5,437       6,653       4,310          1,106
Share of joint ventures                                                   287         289         257             --
                                                                    ---------   ---------   ---------   ------------
                                                                2       5,724       6,942       4,567          1,106
                                                                    ---------   ---------   ---------   ------------
OPERATING (LOSS)/PROFIT
Corp Group operating (loss)/profit
 Excluding goodwill amortisation and exceptional items                    704         732        (474)          (231)
 Goodwill amortisation                                                   (763)       (671)       (431)           (54)
 Operating exceptional items                                   4a        (106)        (32)     (5,210)          (206)
                                                                3        (165)         29      (6,115)          (491)
 Continuing operations                                                   (299)       (133)     (6,153)          (485)
 Discontinued operations                                                  134         162          38             (6)
                                                                3        (165)         29      (6,115)          (491)
Share of operating profit/(loss) of joint ventures
 Excluding goodwill amortisation and exceptional items                     25          22          11             (4)
 Goodwill amortisation                                                     (2)         (2)         (2)            (1)
 Operating exceptional items                                   4a          (1)         --          (6)           (31)
                                                                           22          20           3            (36)
                                                                    ---------   ---------   ---------   ------------
                                                                         (143)         49      (6,112)          (527)
                                                                    ---------   ---------   ---------   ------------
Corp Group and joint venture operating profit/(loss) before
 goodwill amortisation and exceptional items                    2         729         754        (463)          (235)
Share of operating profit/(loss) of associates
 Excluding goodwill amortisation and exceptional items                      7           8          (1)           (17)
 Goodwill amortisation                                                     --          --          (7)            (5)
 Goodwill impairment                                           15          --          --          --            (27)
 Operating exceptional items                                   4b          --          --        (173)           (18)
                                                                            7           8        (181)           (67)
                                                                    ---------   ---------   ---------   ------------
OPERATING (LOSS)/PROFIT                                         2        (136)         57      (6,293)          (594)
Non-operating exceptional items
 Gain/(loss) on disposal of discontinued operations            4c          --          --         358             (5)
 Gain/(loss) on disposal of fixed assets and investments in
   continuing operations                                       4c           4         (24)        (11)            (9)
 Merger/demerger items                                         4c         737          20         291             --
 Corp Group share of associates' non-operating exceptionals    4c          --          --          --             (3)
                                                               4c         741          (4)        638            (17)
                                                                    ---------   ---------   ---------   ------------
                                                                          605          53      (5,655)          (611)
 Write off of funding receivable from plc                      4d          --          --          --           (186)
Net interest payable
 Corp Group                                                     5        (103)       (151)       (246)          (120)
 Share of joint ventures and associates                         5           4           1           2              1
                                                                5         (99)       (150)       (244)          (119)
Net finance income                                              6          32          41          34              2
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
 Excluding goodwill amortisation and exceptional items                    669         653        (674)          (369)
 Goodwill amortisation and exceptional items                             (131)       (709)     (5,191)          (545)
                                                                2         538         (56)     (5,865)          (914)
TAX CREDIT/(CHARGE) ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES
 Tax on profit/(loss) on ordinary activities before goodwill
   amortisation and exceptional items                                    (196)       (195)         21            (10)
 Tax on goodwill amortisation and exceptional items                       198         (17)       (231)            --
                                                               7a           2        (212)       (210)           (10)
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION                       540        (268)     (6,075)          (924)
Equity minority interests                                       8          (3)         (5)         (1)            (1)
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE
 SHAREHOLDERS                                                             537        (273)     (6,076)          (925)
Equity dividends                                                9        (349)         --          --             --
                                                                    ---------   ---------   ---------   ------------
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD                22         188        (273)     (6,076)          (925)
                                                                    =========   =========   =========   ============
EARNINGS/(LOSS) PER SHARE -- BASIC AND DILUTED                 10       56.8p       (27.5)p    (607.6)p        (92.5)p
EARNINGS/(LOSS) PER SHARE EXCLUDING GOODWILL AMORTISATION
 AND EXCEPTIONAL ITEMS                                         10       49.7p       45.6p       (65.4)p        (38.0)p
                                                                    =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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CONSOLIDATED BALANCE SHEET

                                                            As at 31 March                    As at
                                                   ---------------------------------   30 September
                                                        2000        2001        2002           2002
                                            Note   L million   L million   L million      L million
                                            ----   ---------   ---------   ---------   ------------
FIXED ASSETS
Goodwill                                      13       4,397       5,395         877            672
Tangible assets                               14         758       1,142         522            329
Investments:
  Joint ventures
     Share of gross assets                               246         178          71             48
     Share of gross liabilities                          (92)        (90)        (11)           (13)
                                                   ---------   ---------   ---------   ------------
                                                         154          88          60             35
  Associates                                              47          45         137             69
  Other investments                                    1,425         458          53             17
                                              15       1,626         591         250            121
                                                   ---------   ---------   ---------   ------------
                                                       6,781       7,128       1,649          1,122
                                                   ---------   ---------   ---------   ------------
CURRENT ASSETS
Stocks and contracts in progress              16         946       1,721         720            356
Debtors: amounts falling due within one
  year                                        17       1,995       2,438       1,410            803
Debtors: amounts falling after more than
  one year                                    17         253         297          94             59
Investments                                   18          69          26          15             --
Cash at bank and in hand                      18         555         343       1,361          1,062
                                                   ---------   ---------   ---------   ------------
                                                       3,818       4,825       3,600          2,280
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE
  YEAR                                        19      (4,408)     (4,351)     (4,356)        (3,611)
                                                   ---------   ---------   ---------   ------------
NET CURRENT (LIABILITIES)/ASSETS                        (590)        474        (756)        (1,331)
                                                   ---------   ---------   ---------   ------------
TOTAL ASSETS LESS CURRENT LIABILITIES                  6,191       7,602         893           (209)
CREDITORS: AMOUNTS FALLING DUE AFTER MORE
  THAN ONE YEAR                               19      (1,078)     (2,574)     (2,278)        (2,107)
PROVISIONS FOR LIABILITIES AND CHARGES        21        (693)       (714)       (505)          (456)
                                                   ---------   ---------   ---------   ------------
NET ASSETS/(LIABILITIES) BEFORE RETIREMENT
  BENEFIT SURPLUSES AND DEFICITS                       4,420       4,314      (1,890)        (2,772)
Retirement benefit scheme surpluses           26         347         240          19             --
Retirement benefit scheme deficits            26        (229)       (120)       (145)          (439)
                                                   ---------   ---------   ---------   ------------
NET ASSETS/(LIABILITIES) AFTER RETIREMENT
  BENEFIT SURPLUSES AND DEFICITS                       4,538       4,434      (2,016)        (3,211)
                                                   =========   =========   =========   ============
CAPITAL AND RESERVES
Called-up share capital                       22         141         143         143            143
Share premium account                         22         371         700         700            700
Capital redemption reserve                    22           9           9           9              9
Revaluation reserve                           22       1,156         267          --             --
Profit and loss account                       22       2,845       3,300      (2,880)        (4,072)
                                                   ---------   ---------   ---------   ------------
Equity shareholders' interests                         4,522       4,419      (2,028)        (3,220)
Equity minority interests                      8          16          15          12              9
                                                   ---------   ---------   ---------   ------------
                                                       4,538       4,434      (2,016)        (3,211)
                                                   =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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CONSOLIDATED CASH FLOW STATEMENT

                                                                                           Six months
                                                            Year ended 31 March                 ended
                                                     ---------------------------------   30 September
                                                          2000        2001        2002           2002
                                             Note    L million   L million   L million      L million
                                             ----    ---------   ---------   ---------   ------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
  ACTIVITIES BEFORE EXCEPTIONAL ITEMS          23                      (67)         10           (142)
Exceptional cash flows from operating
  activities                                    4(d)                   (39)       (368)          (181)
Net cash outflow from operating activities
  after exceptional items -- continuing
  operations                                                          (324)       (409)          (282)
Net cash inflow/(outflow) from operating
  activities after exceptional items --
  discontinued operations                                              218          51            (41)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
  ACTIVITIES AFTER EXCEPTIONAL ITEMS                       610        (106)       (358)          (323)
Dividends from joint ventures and
  associates                                                68          68          29             --
Returns on investments and servicing of
  finance                                      23          (34)       (134)       (253)          (158)
Tax paid                                       23         (114)       (137)        (13)           (13)
Capital expenditure and financial
  investment                                   23         (394)        (34)       (196)           (25)
Acquisitions and disposals                     23       (3,974)       (658)        995            387
Non-operating exceptional cash flows
  related to merger/demerger                    4(e)     1,386         (56)         --             --
Equity dividends paid to shareholders                     (697)         --          --             --
                                                     ---------   ---------   ---------   ------------
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF
  LIQUID RESOURCES AND FINANCING                        (3,149)     (1,057)        204           (132)
Net cash inflow/(outflow) from management
  of liquid resources                          23          656         166         186            (77)
Net cash inflow/(outflow) from financing
  Issues of ordinary shares                    22          161         303          --             --
  Net cash inflow/(outflow) from changes in
     debt and lease financing                  23        1,987         217       1,034            (38)
                                                     ---------   ---------   ---------   ------------
(DECREASE)/INCREASE IN CASH AND NET BANK
  BALANCES REPAYABLE ON DEMAND                            (345)       (371)      1,424           (247)
                                                     =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

                                                                                           Six months
                                                            Year ended 31 March                 ended
                                                     ---------------------------------   30 September
                                                          2000        2001        2002           2002
                                             Note    L million   L million   L million      L million
                                             ----    ---------   ---------   ---------   ------------
(Decrease)/increase in cash and net bank
  balances repayable on demand in the
  period                                                  (345)       (371)      1,424           (247)
Net cash (inflow)/outflow from management
  of liquid resources                                     (656)       (166)       (186)            77
Net cash (inflow)/outflow from increase in
  debt and lease financing                              (2,103)       (217)     (1,034)            38
                                                     ---------   ---------   ---------   ------------
Change in net monetary debt resulting from
  cash flows                                            (3,104)       (754)        204           (132)
Net debt (acquired)/disposed with
  subsidiaries                                            (120)        (23)         (3)            17
Other non-cash changes                                    (248)        (56)        242           (223)
Effect of foreign exchange rate changes                    155        (256)          4            159
                                                     ---------   ---------   ---------   ------------
Movement in net monetary funds/(debt) in
  the period                                            (3,317)     (1,089)        447           (179)
Net monetary funds/(debt) at beginning of
  period                                       24          624      (2,693)     (3,782)        (3,335)
                                                     ---------   ---------   ---------   ------------
Net monetary debt at end of period             24       (2,693)     (3,782)     (3,335)        (3,514)
                                                     =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                             Six months
                                                              Year ended 31 March                 ended
                                                       ---------------------------------   30 September
                                                            2000        2001        2002           2002
                                                Note   L million   L million   L million      L million
                                                ----   ---------   ---------   ---------   ------------
Profit/(loss) on ordinary activities
  attributable to the shareholders
  Corp Group                                                 515        (292)     (5,902)          (820)
  Share of joint ventures                                     18          13           9            (35)
  Share of associates                                          4           6        (183)           (70)
                                                             537        (273)     (6,076)          (925)
Listed fixed asset investments
  Surplus/(deficit) due to movement in share
     price                                                   419        (375)        (30)            --
  Exchange rate adjustments                                 (110)          6          --             --
                                                             309        (369)        (30)            --
  Offset due to gains on hedging                              76          --          --             --
                                                       ---------   ---------   ---------   ------------
                                                             385        (369)        (30)            --
Unrealised gain on exchange of businesses                     --          --           9             --
Exchange differences on translation
  Corp Group                                                  48         240         (67)           106
  Share of associates                             15          (4)          3          --             --
                                                  22          44         243         (67)           106
Tax charge on exchange differences                            --          --          --             (3)
Actuarial gain/(loss) recognised on retirement
  benefit schemes
  Difference between the expected and actual
     return on scheme assets                      26         170        (186)       (277)          (183)
  Changes in assumptions underlying the
     present value of the scheme liabilities
     -- gains/(losses)                            26          48         164         (83)          (149)
  Experience (losses) and gains on scheme
     liabilities                                  26         (63)        (51)          9            (41)
                                                             155         (73)       (351)          (373)
Tax (debit)/credit on net retirement benefit
  items credited/debited in the statement of
  total recognised gains and losses                          (54)         38          68             --
                                                       ---------   ---------   ---------   ------------
TOTAL RECOGNISED GAINS AND LOSSES RELATED TO
  THE PERIOD                                               1,067        (434)     (6,447)        (1,195)
                                                       =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                                                      Six months
                                                            Year ended 31 March            ended
                                                           ----------------------   30 September
                                                                2001         2002           2002
                                                   Note    L million    L million      L million
                                                   ----    ---------    ---------   ------------
Total recognised gains and losses related to the
  period                                                        (434)      (6,447)        (1,195)
Issues of ordinary shares                            22          331           --             --
Corp Group share of associates' shares to be
  issued                                                          --           --              3
                                                           ---------    ---------   ------------
Total movement in the period                                    (103)      (6,447)        (1,192)
Equity shareholders' interests at beginning of
  period                                                       4,522        4,419         (2,028)
                                                           ---------    ---------   ------------
Equity shareholders' interests at end of period                4,419       (2,028)        (3,220)
                                                           =========    =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL INFORMATION

1.     ACCOUNTING POLICIES

The financial information set out in this Appendix has been prepared in accordance with applicable accounting standards generally accepted in the United Kingdom. The more important Corp Group accounting policies are summarised below to facilitate interpretation of the financial information.

BASIS OF COMPILATION

Corp was permitted under Section 228 of the Act not to prepare, and did not prepare, consolidated financial statements. The consolidated financial information presented in this report has been derived from plc's audited consolidated financial statements, adjusted for balances and transactions relating to plc and those subsidiaries of plc which do not form part of the Corp Group.

BASIS OF PREPARATION -- GOING CONCERN

Corp owes approximately L2.1 billion under a syndicated credit facility (the "Bank Facility") which was due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. Corp also has in issue Bonds with a face value of approximately L2.1 billion. plc guarantees Corp's debt obligations under the Bonds and the Bank Facility. As at 30 September 2002, net debt of the Corp Group stood at approximately L3.2 billion.

On 29 August 2002, plc announced that non-binding indicative Heads of Terms, which set out the principles for the financial restructuring of Corp and plc, had been concluded with the co-ordination committee of Syndicate Banks and an informal ad hoc committee of Bondholders. On 16 December 2002, plc announced that modifications to the non-binding indicative Heads of Terms had been concluded. The non-binding indicative Heads of Terms envisage that the creditors of Corp and plc, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, New Shares, and New Notes. As part of the Restructuring Corp will become the listed parent for the Group and, following completion of the plc Scheme, it is currently intended that plc will be liquidated or dissolved. The Restructuring will leave existing plc Shareholders with 0.5 per cent. of the equity in Corp.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The non-binding indicative Heads of Terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the Group. The implementation of this capital structure involves, amongst other things, the payment of L340 million of cash (in addition to L95 million accrued interest on Corp's financial debt, paid in September and October 2002), the issue of New Shares and the issue of New Notes with a face value, using 30 September 2002 exchange rates, of approximately L758 million by Corp to Scheme Creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the Corp Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Corp Group's Syndicate Banks and Bondholders (including the bond trustees, but excluding Ancrane, a subsidiary of plc which holds Bonds) and also in favour of one ESOP Derivative Bank who committed to support the proposed Restructuring within the required time period. At 30 September 2002, the balance of this secured cash amounted to L735 million. The Corp Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Corp Group's expectations as to its liquidity needs for the period to the end of June 2003.

When the non-binding indicative Heads of Terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility was due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility has given rise to direct rights on the part of individual Syndicate Banks to bring actions for recovery of the debt owing to them and will, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

The fact of the aforementioned payments falling due represents a risk to the Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against Corp or plc. However, Corp is of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the non-binding indicative Heads of Terms (and within the agreed timetable, which is currently 30 June 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security.

Letters of current intention to support the Restructuring and to vote for the Corp and the plc Schemes were obtained from the joint lead co-ordinators of the Syndicate Banks and from each of the members of the Bondholder committee in December 2002. Neither Corp nor plc has received any notice of any changes to this intention.

The proposed Restructuring, and Admission of the New Shares, Warrants and New Notes to Listing, are dependent on the Corp Scheme becoming effective. The Corp Scheme will become effective on delivery of the Court's order sanctioning the Corp Scheme to the Registrar of Companies in England and Wales, following, amongst other things, securing the necessary level of support of the Syndicate Banks, Bondholders and other creditors whose claims will be compromised in the relevant creditors' meetings to be held as part of the scheme of arrangement process, as well as the approval of the Court and the granting of a permanent injunction order by the US Bankruptcy Court.

Corp considers that, once the Corp Scheme becomes effective, Corp and the Corp Group will have sufficient borrowings and facilities in place to meet their present liabilities and working capital requirements as they fall due for at least a year from the date of the Prospectus, and accordingly the financial information in this Appendix has been drawn up on a going concern basis. Should the Corp Group's Syndicate Banks, Bondholders and other creditors cease to support the Corp Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for plc and Corp but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify with reasonable accuracy these possible adjustments.

ACCOUNTING CONVENTION

The financial information has been prepared under the historical cost convention, as modified by the valuation of listed fixed and current asset investments.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Corp and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the Corp Group's percentage interest in sales by their joint ventures. The Corp Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale. Turnover on long-term contracts is calculated as the proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Net assets are translated at period end rates of exchange. Key rates used are as follows:

                                    Average rates                            Period end rates
                       ----------------------------------------   ---------------------------------------
                        Year ended 31 March    Six months ended        At 31 March
                       ---------------------       30 September   ---------------------   At 30 September
                        2000    2001    2002               2002    2000    2001    2002              2002
                       -----   -----   -----   ----------------   -----   -----   -----   ---------------
US dollar               1.62    1.48    1.43               1.52    1.60    1.42    1.42              1.57
Italian lira           3,015   3,153   3,152                n/a   3,228   3,114     n/a               n/a
Euro                    1.56    1.63    1.63               1.58    1.67    1.67    1.63              1.59
                       =====   =====   =====   ================   =====   =====   =====   ===============

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

ACQUISITION AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

FINANCIAL INSTRUMENTS

The Corp Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Corp Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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the Corp Group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occurs.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Corp Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Corp Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

The Corp Group has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust ("MET"), the GEC Employee Share Trust ("EST") and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Corp Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT"), has entered into contracts with three financial institutions (the "Equity Forward Contracts") to hedge the potential cost of the Corp Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of plc Shares at the contracted purchase price (including accrued interest) or settle the contracts for cash for a net amount based on the difference between the plc share price and the contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the Corp Group's balance sheet. The liability is calculated by taking the number of shares under contract and applying the difference between plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either exercises of options by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the consolidated balance sheet.

Interest costs on the equity notional amount are calculated at LIBOR plus a margin less dividends, if any, and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

INTEREST RATE RISK EXPOSURES

The Corp Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the underlying exposure.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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Tangible fixed assets are depreciated using the following rates:

Freehold property                      -- 2 per cent. to 4 per cent. per annum
Leasehold property                     -- over the period of the lease or 50 years for long leases
Plant and machinery                    -- 10 per cent. per annum on average
Fixtures, fittings, tools and
  equipment                            -- 10 per cent. per annum

LEASED ASSETS

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCKS

Stocks are stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the period. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Corp Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates, other than Easynet Group Plc are stated at the amount of the Corp Group's share of net assets, including goodwill at the end of the period derived from audited or management accounts made up to that date. Easynet Group Plc's results are included for the year to 31 December for the Corp Group's results for the three years to 31 March and for the six months to 30 June for the Corp Group's results for the six months to 30 September. Profit/(loss) before taxation includes the Corp Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in the shares of plc, held within the EST, the GEC Special Purpose Trust and the MET, are included on the Corp Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Corp Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of unwinding of the discounted value of the schemes' liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

SHARE OPTIONS

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. When share options granted lapse, any associated costs that were treated as costs of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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2. PRINCIPAL ACTIVITIES, PROFIT/(LOSS) CONTRIBUTIONS, MARKETS AND NET ASSETS/(LIABILITIES)

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                    Profit/(loss) on ordinary activities before taxation               Turnover
                                    ----------------------------------------------------   ---------------------------------
                                                                              Six months
                                            Year ended 31 March                    ended          Year ended 31 March
                                    ------------------------------------    30 September   ---------------------------------
                                          2000         2001         2002            2002        2000        2001        2002
                                     L million    L million    L million       L million   L million   L million   L million
                                    ----------   ----------   ----------   -------------   ---------   ---------   ---------
Network Equipment                         415          442         (464)           (179)       2,583       3,359       1,804
Network Services                           71          102           35               5          543       1,016         969
Other (including intra-activity
  sales)                                  (23)         (15)         (64)            (31)         (10)        (39)        (32)
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
                                          463          529         (493)           (205)       3,116       4,336       2,741
Capital                                    56            1          (74)            (28)         737         579         422
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
Continuing operations                     519          530         (567)           (233)       3,853       4,915       3,163
Discontinued operations                   210          224          104              (2)       1,871       2,027       1,404
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
                                          729          754         (463)           (235)       5,724       6,942       4,567
                                                                                           =========   =========   =========
Goodwill amortisation and goodwill       (765)        (673)        (433)            (55)
Operating exceptional items (note
  4(a))                                  (107)         (32)      (5,216)           (237)
                                    ---------    ---------    ---------    ------------
                                         (143)          49       (6,112)           (527)
Associates                                  7            8         (181)            (67)
                                    ---------    ---------    ---------    ------------
Operating (loss)/profit                  (136)          57       (6,293)           (594)
Non-operating exceptional items
  (note 4(c))                             741           (4)         638             (17)
Write off of funding receivable
  from plc (note 4(d))                     --           --           --            (186)
Net interest payable and interest
  bearing assets and liabilities          (99)        (150)        (244)           (119)
Net finance income                         32           41           34               2
Unallocated net liabilities                --           --           --              --
Amounts owing to plc companies not
  in the Corp Group                        --           --           --              --
                                    ---------    ---------    ---------    ------------
                                          538          (56)      (5,865)           (914)
                                    =========    =========    =========    ============

                                      Turnover           Net assets/(liabilities)
                                    ------------   ------------------------------------
                                      Six months
                                           ended      As at 31 March              As at
                                    30 September   ---------------------   30 September
                                            2002        2001        2002           2002
                                       L million   L million   L million      L million
                                    ------------   ---------   ---------   ------------
Network Equipment                            600       1,977         607            451
Network Services                             392
Other (including intra-activity
  sales)                                      (5)         35           8             11
                                    ------------   ---------   ---------   ------------
                                             987       2,012         615            462
Capital                                       32           7          54            (19)
                                    ------------   ---------   ---------   ------------
Continuing operations                      1,019       2,019         669            443
Discontinued operations                       87         623         196             --
                                    ------------   ---------   ---------   ------------
                                           1,106       2,642         865            443
                                    ============
Goodwill amortisation and goodwill                     5,413         877            672
Operating exceptional items (note
  4(a))
Associates                                                45         137             69
Operating (loss)/profit
Non-operating exceptional items
  (note 4(c))
Write off of funding receivable
  from plc (note 4(d))
Net interest payable and interest
  bearing assets and liabilities                      (2,958)     (3,199)        (3,211)
Net finance income
Unallocated net liabilities                             (234)       (615)          (889)
Amounts owing to plc companies not
  in the Corp Group                                     (474)        (81)          (295)
                                                   ---------   ---------   ------------
                                                       4,434      (2,016)        (3,211)
                                                   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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The Corp Group has divided its business into two segments: Core and Capital.

The Corp Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, and providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network Equipment, Network Services and Other.

Capital comprises the businesses the Corp Group manages for value and ultimately for disposal. The Corp Group's share of joint ventures' profit, turnover and net assets are included under Capital.

The net assets of Network Equipment and Network Services cannot be separately identified, as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the consolidated balance sheet at 30 September 2002 will be amortised over an average period of approximately seven years.

Transactions between Corp Group companies and joint ventures and associates are as follows:

                                                                                      Six months
                                                     Year ended 31 March                   ended
                                             -----------------------------------    30 September
                                                  2000         2001         2002            2002
                                             L million    L million    L million       L million
                                             ---------    ---------    ---------    ------------
Sales                                               65           60           40              16
Purchases                                           (4)          (1)         (14)             --
                                             =========    =========    =========    ============

The contribution of subsidiaries acquired in each period is as analysed below:

                                                                                      Six months
                                                     Year ended 31 March                   ended
                                             -----------------------------------    30 September
                                                  2000         2001         2002            2002
                                             L million    L million    L million       L million
                                             ---------    ---------    ---------    ------------
Turnover                                         1,254          237           12              --
Operating profit before goodwill
  amortisation and operating exceptional
  items                                            133           10            1              --
                                             =========    =========    =========    ============

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not meaningful to disclose, on a full segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                     To customers in the United Kingdom                       To customers overseas
                              ------------------------------------------------   ------------------------------------------------
                                                                    Six months                                         Six months
                                     Year ended 31 March                 ended          Year ended 31 March                 ended
                              ---------------------------------   30 September   ---------------------------------   30 September
                                   2000        2001        2002           2002        2000        2001        2002           2002
                              L million   L million   L million      L million   L million   L million   L million      L million
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
Network Equipment                   773         984         355            128       1,810       2,375       1,449            472
Network Services                    240         354         367            126         303         662         602            266
Other (including
  intra-activity sales)              14           8           1              1         (24)        (47)        (33)            (6)
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
                                  1,027       1,346         723            255       2,089       2,990       2,018            732
Capital                             447         340         271              7         290         239         151             25
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
Continuing operations             1,474       1,686         994            262       2,379       3,229       2,169            757
Discontinued operations              32          91          90             11       1,839       1,936       1,314             76
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
                                  1,506       1,777       1,084            273       4,218       5,165       3,483            833
                              =========   =========   =========   ============   =========   =========   =========   ============

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                                        Turnover
                                                    ------------------------------------------------
                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
United Kingdom                                          1,506       1,777       1,084            273
The Americas                                            2,359       2,852       1,760            342
Rest of Europe                                          1,234       1,677       1,151            293
Africa, Asia and Australasia                              625         636         572            198
                                                    ---------   ---------   ---------   ------------
                                                        5,724       6,942       4,567          1,106
                                                    =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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ANALYSIS OF OPERATING PROFIT/(LOSS) BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS/(LIABILITIES) BY TERRITORY OF ORIGIN

                                                Operating profit/(loss)                            Turnover
                                    ------------------------------------------------   ---------------------------------
                                                                          Six months
                                           Year ended 31 March                 ended          Year ended 31 March
                                    ---------------------------------   30 September   ---------------------------------
                                         2000        2001        2002           2002        2000        2001        2002
                                    L million   L million   L million      L million   L million   L million   L million
                                    ---------   ---------   ---------   ------------   ---------   ---------   ---------
United Kingdom                            364         349        (249)           (69)      1,993       2,286       1,328
The Americas                              303         155        (166)           (57)      2,499       2,927       1,842
Rest of Europe                             25         223         (28)           (90)        870       1,334       1,079
Africa, Asia and Australasia               37          27         (20)           (19)        362         395         318
                                    ---------   ---------   ---------   ------------   ---------   ---------   ---------
                                          729         754        (463)          (235)      5,724       6,942       4,567
                                    =========   =========   =========   ============   =========   =========   =========

                                      Turnover           Net assets/(liabilities)
                                    ------------   ------------------------------------
                                      Six months
                                           ended      As at 31 March              As at
                                    30 September   ---------------------   30 September
                                            2002        2001        2002           2002
                                       L million   L million   L million      L million
                                    ------------   ---------   ---------   ------------
United Kingdom                               372         953         293            435
The Americas                                 340         944         154             60
Rest of Europe                               309         665         386            (75)
Africa, Asia and Australasia                  85          80          32             23
                                    ------------   ---------   ---------   ------------
                                           1,106       2,642         865            443
                                    ============   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

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3.     GROUP OPERATING (LOSS)/PROFIT

                                                         Year ended 31 March 2000
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      3,566          1,871                  --       5,437
Cost of sales                                (2,159)        (1,335)                 --      (3,494)
                                         ----------   ------------   -----------------   ---------
Gross profit                                  1,407            536                  --       1,943
Selling and distribution expenses              (277)          (157)                 --        (434)
Administrative expenses -- other               (346)           (86)               (106)       (538)
Research and development                       (311)           (75)                 --        (386)
Goodwill amortisation                          (741)           (22)                 --        (763)
Administrative expenses -- total             (1,398)          (183)               (106)     (1,687)
Other operating income/(expense)                 21             (8)                 --          13
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (247)           188                (106)       (165)
                                         ==========   ============   =================   =========

                                                         Year ended 31 March 2001
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      4,626          2,027                  --       6,653
Cost of sales                                (2,846)        (1,384)                 --      (4,230)
                                         ----------   ------------   -----------------   ---------
Gross profit                                  1,780            643                  --       2,423
Selling and distribution expenses              (548)          (210)                 --        (758)
Administrative expenses -- other               (269)          (112)                (32)       (413)
Research and development                       (525)          (101)                 --        (626)
Goodwill amortisation                          (642)           (29)                 --        (671)
Administrative expenses -- total             (1,436)          (242)                (32)     (1,710)
Other operating income                           70              4                  --          74
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (134)           195                 (32)         29
                                         ==========   ============   =================   =========

                                                         Year ended 31 March 2002
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      2,906          1,404                  --       4,310
Cost of sales                                (2,277)          (976)               (830)     (4,083)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             629            428                (830)        227
Selling and distribution expenses              (450)          (140)                 --        (590)
Administrative expenses -- other               (222)           (86)               (703)     (1,011)
Research and development                       (547)           (81)                 --        (628)
Goodwill amortisation                          (406)           (25)                 --        (431)
Goodwill impairment                              --             --              (3,677)     (3,677)
Administrative expenses -- total             (1,175)          (192)             (4,380)     (5,747)
Other operating income/(expense)                 12            (17)                 --          (5)
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (984)            79              (5,210)     (6,115)
                                         ==========   ============   =================   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                    Six months ended 30 September 2002
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      1,019             87                  --       1,106
Cost of sales                                  (842)           (63)                (24)       (929)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             177             24                 (24)        177
Selling and distribution expenses              (152)           (11)                 --        (163)
Administrative expenses -- other                (65)            (6)               (182)       (253)
Research and development                       (182)           (11)                 --        (193)
Goodwill amortisation                           (51)            (3)                 --         (54)
Administrative expenses -- total               (298)           (20)               (182)       (500)
Other operating (expense)/income                 (7)             2                  --          (5)
                                         ----------   ------------   -----------------   ---------
Operating loss                                 (280)            (5)               (206)       (491)
                                         ==========   ============   =================   =========

Exceptional items are shown in further detail in note 4.

The Corp Group disposed of its Medical Systems, Data Systems and Commerce Systems activities during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations in the note above.

Further information on disposals is provided in note 25(b).

4.     EXCEPTIONAL ITEMS

Details of the tax (credited)/charged in relation to exceptional items is provided in note 7(a).

These charges have been analysed as follows:

(A)    OPERATING EXCEPTIONALS

                                                                                            Six months
                                                             Year ended 31 March                 ended
                                                      ---------------------------------   30 September
                                                           2000        2001        2002           2002
                                               Note   L million   L million   L million      L million
                                               ----   ---------   ---------   ---------   ------------
Stock write-downs and related costs              (1)         --          --        (672)            --
Restructuring costs                              (2)         --          --        (158)           (24)
                                                      ---------   ---------   ---------   ------------
Included in cost of sales                                    --          --        (830)           (24)
                                                      ---------   ---------   ---------   ------------
Impairment of goodwill and tangible fixed
  assets                                         (3)         --          --      (3,831)           (31)
Restructuring and reorganisation costs           (4)        (63)        (32)       (324)          (166)
System implementation costs                      (5)        (43)         --         (75)             7
Provisions for doubtful debts                    (6)         --          --        (150)             8
                                                      ---------   ---------   ---------   ------------
Included in administrative expenses                        (106)        (32)     (4,380)          (182)
                                                      ---------   ---------   ---------   ------------
Corp Group operating exceptionals                          (106)        (32)     (5,210)          (206)
Share of joint ventures' operating
  exceptionals                                               (1)         --          (6)           (31)
Share of associates' operating exceptionals                  --          --        (173)           (18)
                                                      ---------   ---------   ---------   ------------
Total operating exceptionals                               (107)        (32)     (5,389)          (255)
                                                      =========   =========   =========   ============

---------------

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

NOTES

(1) The stock write-downs and related costs charged to cost of sales in the year ended 31 March 2002 includes L581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and L91 million in respect of supplier commitments.

(2) In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of L127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. ("Jabil"). Under the terms of the agreement, payments of L77 million were made during the year, L19 million provided against stocks and L31 million is expected to be paid in the future.

      The remaining charge of L31 million in the year ended 31 March 2002 relates to onerous contracts representing certain liabilities to which the Corp Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

      In the six months ended 30 September 2002 L24 million was charged to restructuring costs. This relates mostly to additional payments to Jabil, arising in the six month period.

(3) In the year ended 31 March 2002, in line with its accounting policies, the Corp Group reassessed the carrying values of goodwill, fixed assets, inventory and debtors. As a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses the Corp Group recorded an exceptional charge of L3,831 million to write down goodwill and tangible fixed assets. The goodwill impairment relates primarily to FORE Systems, Inc., RELTEC Corporation, Metapath Software International, Inc. ("MSI"), Mariposa Technology, Inc., ipsaris Limited (formerly Fibreway Ltd), Systems Management Specialists, Inc. ("SMS") and Albany Partnership Limited ("APT").

      In light of declining industry and economic trends on current and expected future operations, the Corp Group reassessed the carrying values of goodwill and tangible fixed assets in the six months ended 30 September 2002. Tangible fixed assets were impaired by L31 million.

(4) In the year ended 31 March 2000, the Corp Group incurred restructuring and reorganisation costs relating to restructuring of existing businesses (L43 million) and restructuring of acquisitions (L20 million).

      In the year ended 31 March 2001, the Corp Group incurred net restructuring and reorganisation costs of L32 million relating to a charge for voluntary redundancy schemes and one-off restructuring costs (L65 million) partially offset by favourable settlements of contract commitments (L33 million).

      As part of the Corp Group's cost reduction actions, a charge of L324 million was recorded during 31 March 2002 associated with employee severance, site rationalisation costs and other restructuring costs.

      In the six months ended 30 September 2002 a further charge of L166 million was recorded as part of the Corp Group's cost reduction actions.

      The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring program.

(5) In the year ended 31 March 2000, the Corp Group incurred L43 million in relation to year 2000 costs.

      During the year ended 31 March 2002 the Corp Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The L75 million charge represents L43 million of capitalised external consultancy costs associated with the implementation, L24 million of hardware and software costs expensed, and L8 million of other associated costs of the project.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

      During the six months ended 30 September 2002, the Corp Group was able to revise its previous estimate of the overall costs leading to the release of L7 million from the amounts accrued in the year to 31 March 2002.

(6) In light of the declining market and economic trends the Corp Group was experiencing, an exceptional provision against bad and doubtful debts of L150 million was charged during the year ended 31 March 2002. Of this amount, L8 million was paid by the Corp Group's debtors in the six months to 30 September 2002.

Operating exceptionals for the Corp Group and joint ventures are analysed by class of business and territory of origin as follows:

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Network Equipment and Services                            (41)        (29)     (1,312)          (187)
Other                                                      (7)         30        (104)             6
Goodwill impairment                                        --          --      (3,544)            --
                                                    ---------   ---------   ---------   ------------
                                                          (48)          1      (4,960)          (181)
Capital                                                    (5)         --         (82)           (55)
Goodwill impairment                                        --          --        (133)            --
                                                    ---------   ---------   ---------   ------------
Continuing operations                                     (53)          1      (5,175)          (236)
Discontinued operations                                   (54)        (33)        (41)            (1)
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (5,216)          (237)
                                                    =========   =========   =========   ============
United Kingdom                                            (37)         26        (823)          (122)
The Americas                                              (29)        (18)       (407)           (97)
Rest of Europe                                            (35)        (28)       (282)           (12)
Africa, Asia and Australasia                               (6)        (12)        (27)            (6)
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (1,539)          (237)
Goodwill impairment                                        --          --      (3,677)            --
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (5,216)          (237)
                                                    =========   =========   =========   ============

(B)    ASSOCIATES' AND JOINT VENTURES' OPERATING EXCEPTIONALS

In the six months ended 30 September 2002, the Corp Group has recorded its share of the operating exceptional charges of its associate, Easynet Group Plc, of L18 million relating to impairment of goodwill and tangible fixed assets and restructuring and reorganisation costs (year ended 31 March 2002 L173 million). In the six months ended 30 September 2002, the Corp Group has also recorded its L31 million share of the operating exceptional charges of its joint ventures, relating to the impairment of intangible fixed assets in Ultramast Limited.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(C)    NON-OPERATING EXCEPTIONALS

                                                                                         Six months
                                                          Year ended 31 March                 ended
                                                   ---------------------------------   30 September
                                                        2000        2001        2002           2002
                                            Note   L million   L million   L million      L million
                                            ----   ---------   ---------   ---------   ------------
Gain/(loss) on disposal of discontinued
  operations                                  (1)         --          --         358             (5)
Gain/(loss) on disposal of fixed assets
  and investments in continuing
  operations:
  Gains on disposals of subsidiaries and
     other fixed asset investments            (2)          4          89         189             31
  Amounts written off investments             (3)         --        (110)       (200)           (40)
  Other                                                   --          (3)         --             --
                                                   ---------   ---------   ---------   ------------
                                                           4         (24)        (11)            (9)
Merger/demerger items:                        (4)
  Dividends and other cash receipts                    1,409          --          --             --
  Separation share option costs                         (633)         --         291             --
  Other separation costs/receipts                        (15)         20          --             --
  Rebranding costs                                       (24)         --          --             --
                                                   ---------   ---------   ---------   ------------
                                                         737          20         291             --
Corp Group share of associates'
  non-operating exceptionals                              --          --          --             (3)
                                                   ---------   ---------   ---------   ------------
Included in non-operating exceptional
  items                                                  741          (4)        638            (17)
                                                   =========   =========   =========   ============

---------------

NOTES

(1) In the year ended 31 March 2002 a gain of L358 million was made mainly relating to the disposal of the systems businesses (Medical Systems, Commerce Systems and Data Systems).

      In the six months ended 30 September 2002 the loss on disposal of the Strategic Communications business of L41 million was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals.

(2) Gains on disposals of subsidiaries and other fixed asset investments in the year ended 31 March 2001 include the disposal of part of the Alstom Holding SA ("Alstom"), Avery Berkel Group and Woods Air Movement Limited Group (note 25(b)).

      Gains on disposal of subsidiaries and other fixed asset investments in the year ended 31 March 2002 relate to the disposal of Lottomatica S.p.A., General Domestic Appliances Holdings Limited, Siemens Telecommunications Pty Limited, ipsaris Limited and the remaining interest in Alstom.

      In the six months ended 30 September 2002, the gain on disposal of subsidiaries and other fixed asset investments relates to a L28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Corp Group's 50 per cent. share in General Domestic Appliances Holdings Limited, L12 million gain on property disposals and a net L9 million charge relating to current and prior period disposals, business closures and other provision movements.

(3) Amounts written off investments of L110 million in the year ended 31 March 2001, L200 million in the year ended 31 March 2002 and L40 million in the six months ended 30 September 2002 relate to the reduced market valuations of listed fixed asset investments and provisions for impairment against unlisted investments.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(4)   The merger/demerger items comprise:

      DIVIDENDS AND CASH RECEIPTS

      In the year ended 31 March 2000, merger/demerger items comprise L1,409 million of dividends and other cash received by the Group from the defence businesses, Marconi Electronic Systems ("MES"), that were separated from GEC (at the time plc merged with the non-defence business), less the cost of establishing the plc share option plans that were approved at the EGM in November 1999 and other related costs of launching the new Group. The separation of the defence businesses is referred to below as the "MES Transaction".

      SEPARATION SHARE OPTION COSTS

      plc developed a number of employee share plans. The Corp Group's normal accounting practice is that the cost of awards to employees that take the form of shares or rights to shares is recognised as an operating expense over the period to which the employees' performance relates. A cost generally arises where the exercise price paid by the option holder is less than either the market value of the shares at the date of grant or the cost of plc satisfying the grant with existing shares, purchased either in the open market or through hedging arrangements.

      The plc employee share plans launched at the time of the MES Transaction fall outside the normal circumstances and have been treated as exceptional items. The accounting treatment adopted for these plans reflected the nature of the awards which were directly connected with the separation of MES since the awards, and associated costs, would not otherwise have arisen. The estimated cost of awards to Corp Group employees under all plans was L643 million. In the year ended 31 March 2000, there was an exceptional charge of L633 million and the remaining L10 million is shown in note 12(b). The basis of the accounting treatment adopted for the relevant plans is described below.

      Establishment of plans as part of the MES Transaction.

      Only employees of the plc Group (including those in acquisitions announced prior to the completion of the MES Transaction) were eligible to participate in the Marconi Launch Share Plan. This plan was designed as a one-off free gift of up to 1,000 free shares for each employee to recognise the contribution the existing workforce had made and to enable them to share some of the benefits of the value created by the separation of MES and the launch of plc. The entitlement to receive the shares was deferred for at least three years and is contingent on the plc share price doubling to L16.03. A charge of L319 million represents the market value at the date of grant of the plc ordinary shares which were expected to be issued under the Marconi Launch Share Plan together with the estimated payroll tax liability. This cost has been recharged to the Corp Group from plc as the participating employees were all within the Corp Group.

      The grant of additional options (the matching grant) was a one-off event designed to encourage employees to remain with the Corp Group when existing arrangements under the GEC 1997 Executive Scheme became exercisable early as a consequence of the MES Transaction. Optionholders could roll over existing GEC options into new plc options on a value-for-value basis. The matching grant doubled the number of plc options granted to most participants who rolled over their GEC options into plc options or who rolled over their GEC phantom options into plc phantom options. The matching grant was made in direct response to the risk of employees crystallising their gains on share options and was not part of ongoing remuneration. The exercise price of options granted under the matching grant is the market value at the date of grant. In line with the commitment given to shareholders, plc intended to satisfy a proportion of the options under the matching grant by purchasing shares in the market. A charge of L221 million represented the estimated incremental cost to plc (net of the exercise price paid by the optionholders) of purchasing the shares in the market expected to be needed to satisfy these grants, together with the estimated payroll tax liability. As above, this cost has been recharged to the Corp Group from plc as the participating employees were all within the Corp Group.

      No share options were granted in the period when the MES Transaction was pending since plc did not exist and, with GEC being the listed holding company, new GEC share options would have given inappropriate rights to substitute options for BAE SYSTEMS plc (formerly British Aerospace plc) shares. plc was

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

      therefore unable to grant options and offered phantom options to employees in lieu of grants under existing GEC option schemes. Following the launch of plc, these phantom options were, where possible, substituted with real options to acquire plc shares. In line with the commitment given to shareholders, substituted options had to be satisfied by purchasing shares in the market. A charge of L93 million represented the estimate of the incremental cost plc incurred as a result of the increase in the cost of purchasing shares in the market from the date the phantom options were granted to the date that hedging this risk on the market could commence. This cost also related to employees within the Corp Group and therefore has been recharged to the Corp Group from plc.

      For the year ended 31 March 2002, the release of provisions relating to demerger share options arose due to the significant reduction in plc's share price and comprises two elements. L247 million relates to a provision created in respect of the Marconi Launch Share Plan. A further L44 million has been released that relates to provisions in respect of other option schemes created at the time of the MES Transaction.

      OTHER SEPARATION COSTS/RECEIPTS

      The gain of L20 million in the year ended 31 March 2001 represented a further settlement received in relation to the MES Transaction in the year.

(D)   OTHER EXCEPTIONAL CHARGES

      Amounts written off of L186 million in respect of the funding receivable from plc in the six months ended 30 September 2002 relate to amounts which Corp no longer considers to be recoverable.

(E)   EXCEPTIONAL CASH FLOWS

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Operating
  Restructuring costs                                                  --        (302)          (169)
  Systems implementation costs                                         --         (48)           (12)
  Other                                                               (39)        (18)            --
                                                                ---------   ---------   ------------
                                                                      (39)       (368)          (181)
                                                                ---------   ---------   ------------
Non-operating
  Merger/demerger receipts                              1,386         (56)         --             --
  Disposal of tangible fixed assets                        --          --         116             20
  Sales of interests in subsidiary companies and
     associates                                            --         182       1,413            375
                                                    ---------   ---------   ---------   ------------
                                                        1,386         126       1,529            395
                                                    =========   =========   =========   ============

Detailed analysis of the exceptional cash flows in the year ended 31 March 2000 has not been provided. As set out in note 4(a) above, in the year ended 31 March 2000, the operating exceptional items primarily related to L63 million of restructuring and reorganisation costs and L43 million of year 2000 costs. The year 2000 costs were substantially all incurred prior to 1 January 2000. In relation to the restructuring of existing businesses and acquisitions, the costs are generally incurred within six to twelve months of the date of the announcement of the Restructuring.

Non-operating exceptional cash flows from the disposal of tangible fixed assets and from the sale of interests in subsidiary companies and associates are included in note 23.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

5.     NET INTEREST PAYABLE

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Interest receivable
  Loans and deposits                                    54          27          31             20
  Other                                                 31           9           9             13
                                                 ---------   ---------   ---------   ------------
Interest receivable -- total                            85          36          40             33
                                                 ---------   ---------   ---------   ------------
Income from fixed asset investments                                                            --
  Listed investments                                    19          18           2             --
  Unlisted investments                                   3           5          --             --
                                                 ---------   ---------   ---------   ------------
Income from fixed asset investments -- total            22          23           2             --
                                                 ---------   ---------   ---------   ------------
Interest payable
  Bank loans, overdrafts and Bonds                    (199)       (187)       (287)          (149)
  Loan capital                                          (3)         (3)         (1)            (1)
  Other                                                 (8)        (20)         --             (3)
                                                 ---------   ---------   ---------   ------------
Interest payable -- total                             (210)       (210)       (288)          (153)
                                                 ---------   ---------   ---------   ------------
Net interest payable -- Corp Group                    (103)       (151)       (246)          (120)
                                                 ---------   ---------   ---------   ------------
Share of net income receivable from joint
  ventures and associates                                4           1           2              1
                                                 ---------   ---------   ---------   ------------
Net interest payable                                   (99)       (150)       (244)          (119)
                                                 =========   =========   =========   ============

Bond interest of L13 million, included above, was payable to Ancrane, a fellow subsidiary of plc, in the six months ended 30 September 2002 (year ended 31 March 2002 L6 million).

6.     NET FINANCE INCOME

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Financing costs
  Syndicated loan fees                                  (4)         (3)         (5)            --
  Interest on pension scheme liabilities (note
     26)                                              (172)       (187)       (181)           (83)
  Finance leases                                        --          --          (1)            --
  Other                                                 --          --          --             (2)
                                                 ---------   ---------   ---------   ------------
Financing costs -- total                              (176)       (190)       (187)           (85)
                                                 ---------   ---------   ---------   ------------
Finance income
  Gain on foreign exchange borrowings                   --          --          --              7
  Expected return on pension scheme assets
     (note 26)                                         208         231         221             80
                                                 ---------   ---------   ---------   ------------
Finance income -- total                                208         231         221             87
                                                 ---------   ---------   ---------   ------------
Net finance income                                      32          41          34              2
                                                 =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

7.     TAX

(A)    TAX (CREDIT)/CHARGE ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Current taxation
  UK Corporation tax at 30 per cent. in each
     period                                               147         256          --             (1)
  Double taxation relief                                  (82)       (105)         --             --
  UK under/(over) provision in respect of prior
     periods                                                1           1         (18)            --
  Overseas tax                                             30          96          51             11
  Overseas (over)/under provision in respect of
     prior periods                                         (5)          1         (15)            --
  Joint ventures and associates                            11          10           4             --
                                                    ---------   ---------   ---------   ------------
                                                          102         259          22             10
                                                    ---------   ---------   ---------   ------------
Deferred taxation
Changes arising from:
  Timing differences -- origination and reversal         (104)         12          67             --
  Estimated recoverable amount of deferred tax
     assets                                                --         (59)        121             --
                                                    ---------   ---------   ---------   ------------
                                                         (104)        (47)        188             --
                                                    ---------   ---------   ---------   ------------
Total                                                      (2)        212         210             10
                                                    =========   =========   =========   ============

Included in the tax on profit/(loss) on ordinary activities are the following amounts relating to exceptional items:

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Operating exceptionals                                    (25)        (11)        (67)            --
Non-operating exceptionals                               (173)         28         298             --
                                                    ---------   ---------   ---------   ------------
                                                         (198)         17         231             --
                                                    =========   =========   =========   ============

(B)    DEFERRED TAXATION ASSETS/(LIABILITIES)

                                                              L million
                                                              ---------
At 1 April 2000                                                     125
  Credited to the profit and loss account                            47
  Exchange rate adjustment                                           (2)
                                                              ---------
At 1 April 2001                                                     170
  Charged to the profit and loss account                           (188)
                                                              ---------
At 1 April 2002                                                     (18)
  Disposals                                                          12
                                                              ---------
At 30 September 2002                                                 (6)
                                                              =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                                   Year ended           Six months
                                                                    31 March                 ended
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges               195         (12)            (6)
  Accelerated capital allowances                                    (25)         (6)            --
                                                              ---------   ---------   ------------
                                                                    170         (18)            (6)
                                                              =========   =========   ============

Deferred tax liability balances and asset balances are shown in provisions (note
21) and debtors (note 17) respectively.

No provision is made for any taxation that may arise if reserves of overseas subsidiaries are distributed, as such distributions are not expected to occur in the foreseeable future.

Included in the net deficit or surplus in respect of retirement benefits (note
26) is a net deferred tax liability of L68 million in respect of the year to 31 March 2001 (2000 L99 million). No net deferred tax has been recognised in respect of retirement benefits for the year to 31 March 2002 or the six months ended 30 September 2002.

(C)    RECONCILIATION OF CURRENT TAXATION CHARGE/(CREDIT) FOR THE PERIOD

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
(Profit)/loss before tax                                 (538)         56       5,865            914
                                                    ---------   ---------   ---------   ------------
Tax charge/(credit) on (profit)/loss at a standard
  rate of 34% in each period                              183         (19)     (1,994)          (310)
Non deductible goodwill impairment, amortisation
  and other similar items                                (161)        224       1,569            169
Tax losses and other deferred tax items not
  recognised in current tax                                84          46         480            151
(Over)/under provision in prior periods                    (4)          2         (33)            --
Other                                                      --           6          --             --
                                                    ---------   ---------   ---------   ------------
Current tax charge for the period                         102         259          22             10
                                                    =========   =========   =========   ============

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Corp Group operates.

(D)    FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L798 million at 30 September 2002 (31 March 2002 L596 million, 2001 L147 million, 2000 L166 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Corp Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 30 September 2002 of L798 million are amounts that may be forfeited or restricted as a consequence of the planned restructuring of the Corp Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forfeited.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

8.     EQUITY MINORITY INTERESTS

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Corp Group.

9.     EQUITY DIVIDENDS

During the six months ended 30 September 2002, and the years ended 31 March 2002 and 31 March 2001 no dividends were declared. In the year ended 31 March 2000 L349 million of dividends were declared and paid with L49 million (5.2 pence per share) being an interim dividend and L300 million (30.4 pence per share) as the final dividend. The number of shares are based on the number of ordinary shares in issue following the Restructuring (see Note 10).

10.     EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on the basis of a weighted average of 1,000 million ordinary shares (31 March 2002 1,000 million ordinary shares, 2001 992.8 million ordinary shares, 2000 945.4 million ordinary shares) in issue during the period. The weighted average number of shares is based on the number of ordinary shares in issue following the Restructuring. Earnings/(loss) per share has been calculated on a pro forma basis as this presentation is considered to be more appropriate than presenting earnings/(loss) per share on a historical basis.

An adjusted basic (loss)/earnings per share has been presented in order to highlight the underlying performance of the Corp Group, and is calculated as set out in the table below.

RECONCILIATION OF EARNINGS/(LOSS) PER SHARE EXCLUDING GOODWILL AMORTISATION, GOODWILL IMPAIRMENT AND EXCEPTIONAL ITEMS

                                                          Year ended 31 March                                 Six months ended
                                ------------------------------------------------------------------------        30 September
                                         2000                     2001                     2002                     2002
                                ----------------------   ----------------------   ----------------------   ----------------------
                                             Earnings/                Earnings/                Earnings/                Earnings/
                                 Earnings/      (loss)    Earnings/      (loss)    Earnings/      (loss)    Earnings/      (loss)
                                    (loss)   per share       (loss)   per share       (loss)   per share       (loss)   per share
                                 L million       pence    L million       pence    L million       pence    L million       pence
                                ----------   ---------   ----------   ---------   ----------   ---------   ----------   ---------
Earnings/(loss) and basic
  earnings/(loss) per share            537        56.8         (273)      (27.5)      (6,076)     (607.6)        (925)      (92.5)
Exceptional items (note 4)
  Operating exceptionals               107        11.3           32         3.2        5,216       521.6          237        23.7
  Group share of associates'
    operating exceptionals              --          --           --          --          173        17.3           18         1.8
  Non-operating exceptionals          (741)      (78.4)           4         0.4         (638)      (63.8)          17         1.7
  Other exceptional charges             --          --           --          --           --          --          186        18.6
Taxation arising on goodwill
  amortisation and impairment
  and exceptional items (note
  7(a))                               (198)      (20.9)          17         1.7          231        23.1           --          --
Goodwill amortisation and
  impairment                           765        80.9          673        67.8          440        44.0           87         8.7
                                ----------   ---------   ----------   ---------   ----------   ---------   ----------   ---------
                                       470        49.7          453        45.6         (654)      (65.4)        (380)      (38.0)
                                ==========   =========   ==========   =========   ==========   =========   ==========   =========

11.    DIRECTORS

(A)    DIRECTORS' REMUNERATION

Subsequent to the reconstruction of GEC and Listing of Marconi plc in November 1999 the Corp Group was wholly owned by plc and represented substantially the whole of the plc Group. Accordingly, the following disclosures for Directors' remuneration, interests and transactions given below all relate to the Directors of plc for the relevant periods presented.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

YEAR ENDED 31 MARCH 2000

                                                                     Excluding                                   Payments to
                                                                       pension                                  meet pension
                                Salary &       Other             contributions          Pension    Severance     commitments
                                    Fees    benefits    Bonus            Total    contributions     payments    on severance
                                    L000        L000     L000             L000             L000         L000            L000
                                --------    --------    -----    -------------    -------------    ---------    ------------
M W J Parton                          94          28       87              209               42           --              --
M J Donovan                           87          14       44              145               21           --              --
Sir William Castell                   25          --       --               25               --           --              --
The Rt Hon The Baroness Dunn          25          --       --               25               --           --              --
Sir Alan Rudge                        26          --       --               26               --           --              --
Hon Raymond G H Seitz                 25          --       --               25               --           --              --
N J Stapleton                         28          --       --               28               --           --              --
Sir Roger Hurn                       250          16       --              266               --           --              --
Lord Simpson                         669         221      338            1,228              352           --              --
J C Mayo                             515         167      260              942              259           --              --
R I Meakin                           283         153      143              579              226           --              --
Sir Christopher Harding               22          --       --               22               --           --              --
                                --------    --------    -----    -------------    -------------    ---------    ------------
                                   2,049         599      872            3,520              900           --              --
                                ========    ========    =====    =============    =============    =========    ============

---------------

NOTES

(1) The remuneration shown in the table above, with the exception of M J Donovan and M W J Parton, was for the full year 2000 and included remuneration paid to them by GEC. The remuneration presented for M J Donovan and M W J Parton is from 1 January 2000, the date on which they were appointed Directors of plc.

(2) Other benefits included the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes ("FURBS").

(3) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(4) The fees of Non-Executive Directors were determined by the Board of plc; the basic fee paid during the year was L25,000 per annum with a further L5,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(5) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(6) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(7) Pension contributions included contributions by the Group to all pension schemes.

YEAR ENDED 31 MARCH 2001

                                                                     Excluding                                   Payments to
                                                                       pension                                  meet pension
                                Salary &       Other             contributions          Pension    Severance     commitments
                                    Fees    benefits    Bonus            Total    contributions     payments    on severance
                                    L000        L000     L000             L000             L000         L000            L000
                                --------    --------    -----    -------------    -------------    ---------    ------------
M W J Parton                         394         130       --              524              177           --              --
M J Donovan                          388          87       --              475              156           --              --
Sir William Castell                   33          --       --               33               --           --              --
The Rt Hon The Baroness Dunn          33          --       --               33               --           --              --
Sir Alan Rudge                        40          --       --               40               --           --              --
Hon Raymond G H Seitz                 33          --       --               33               --           --              --
N J Stapleton                         40          --       --               40               --           --              --
Sir Roger Hurn                       269          26       --              295               --           --              --
Lord Simpson                         702         300       --            1,002              425           --              --
J C Mayo                             543         290       --              833              408           --              --
R I Meakin                           297         222                       519              314           --              --
                                --------    --------    -----    -------------    -------------    ---------    ------------
                                   2,772       1,055       --            3,827            1,480           --              --
                                ========    ========    =====    =============    =============    =========    ============

---------------

NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(3) The fees of Non-Executive Directors were determined by the Board of plc; the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(4) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(5) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(6) Pension contributions included contributions by the Group to all pension schemes.

YEAR ENDED 31 MARCH 2002

                                                                    Excluding                                Payments to
                                                                      pension                               meet pension
                                  Salary &      Other           contributions         Pension   Severance    commitments
                                      Fees   benefits   Bonus           Total   contributions    payments   on severance
                                      L000       L000    L000            L000            L000        L000           L000
                                  --------   --------   -----   -------------   -------------   ---------   ------------
D C Bonham                             174         --      --             174              --          --             --
M W J Parton                           400        281      --             681             177          --             --
M J Donovan                            400         87     248             735              94          --             --
S Hare                                 375         58      --             433              25          --             --
Sir William Castell                     35         --      --              35              --          --             --
The Rt Hon The Baroness Dunn            33         --      --              33              --          --             --
Sir Alan Rudge                          40         --      --              40              --          --             --
Hon Raymond G H Seitz                   33         --      --              33              --          --             --
N J Stapleton                           40         --      --              40              --          --             --
Sir Roger Hurn                         115          7      --             122              --          --             --
Lord Simpson                           355        152      --             507             235         300             --
J C Mayo                               162        443      --             605             644         600            428
R I Meakin                             300        209      --             509             314         375            463
                                  --------   --------   -----   -------------   -------------   ---------   ------------
                                     2,462      1,237     248           3,947           1,489       1,275            891
                                  ========   ========   =====   =============   =============   =========   ============

---------------
NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS.

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(3) The fees of Non-Executive Directors were determined by the Board of plc; the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(4) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(5) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(6) The bonus paid to M J Donovan related to recruitment and retention arrangements established upon joining plc and before he became a Director.

(7) Pension contributions included contributions by the Group to all pension schemes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                                        Excluding                                Payments to
                                                                          pension                               meet pension
                                      Salary &      Other           contributions         Pension   Severance    commitments
                                          Fees   benefits   Bonus           Total   contributions    payments   on severance
                                          L000       L000    L000            L000            L000        L000           L000
                                      --------   --------   -----   -------------   -------------   ---------   ------------
D C Bonham                                  90         --      --              90              --          --             --
M W J Parton                               263         46     396             705              91          --             --
M J Donovan                                214        307     320             841             320          --             --
S Hare                                     188         67     281             536              27          --             --
Sir William Castell                         15         --      --              15              --          --             --
The Rt Hon The Baroness Dunn                 1         --      --               1              --          --             --
Sir Alan Rudge                              15         --      --              15              --          --             --
Hon Raymond G H Seitz                       15         --      --              15              --          --             --
N J Stapleton                               15         --      --              15              --          --             --
A L Thomas                                  42         --      --              42              --          --             --
                                      --------   --------   -----   -------------   -------------   ---------   ------------
                                           858        420     997           2,275             438          --             --
                                      ========   ========   =====   =============   =============   =========   ============

---------------
NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS. The figure stated for M J Donovan also included an amount paid to him pursuant to the termination of his GEC-USA Deferred Compensation Plan.

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(3) Executive Directors participated in an exceptional incentive plan for the 2002/3 financial year relating to the Restructuring of plc with four staged payments, the first in May 2002 and the final payment three months after the successful completion of the Restructuring.

(4) The fees of Non-Executive Directors were determined by the Board of plc. With effect from 1 April 2002 the fees for the Non-Executive Directors were reduced to L30,000 per annum. No additional fees were paid to the Chairmen of Board Committees. A L Thomas was paid a further sum, over and above his basic fee which related to one day's service to plc per week, for each additional day devoted to plc's business. The remuneration detailed above in respect of A L Thomas related to the period from 20 May 2002 being the date on which he was appointed as a Director of plc.

    The remuneration detailed above in respect of The Rt Hon The Baroness Dunn related to the period up to 11 April 2002 being the date on which she resigned as a Director of plc.

(5) Non-Executive Directors do not have service agreements and do not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(6) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(7) Pension contributions included contributions by the Group to all pension schemes.

(B)    SHORT-TERM INCENTIVE BONUS

In the year ended 31 March 2000, Executive Directors were eligible to participate in a short-term incentive plan. The plan paid bonuses only when an economic value added target (based on profitable growth) was met. The payment for 'on-target' performance was 25 per cent. of basic salary for Executive Directors and was subject to a maximum payment in a single year of 50 per cent. In considering the payment of short-term incentive bonuses, personal performance was also taken into account. During the year ended 31 March 2000, bonuses were paid at the rate of 50 per cent; no amounts were carried forward.

In the year ended 31 March 2001, Executive Directors continued to be eligible to participate in the short-term incentive plan, however no bonuses were awarded during the year.

In the year ended 31 March 2002, plc's Remuneration Committee approved the implementation of a short-term incentive plan for Executive Directors with maximum payment of 100 per cent. of salary, although owing to subsequent events, no such plan was implemented and no short-term incentive payments were made in the year ended 31 March 2002.

In the six months ended 30 September 2002, Executive Directors participated in an exceptional incentive plan with payment related to successful completion of the Restructuring of the plc Group. The maximum payment under this plan is 150 per cent. of salary. Executive Directors also participate in a quarterly incentive plan with payments due for the achievement of targets for the generation of total cash. Payment relating to the six months

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

ending 30 September 2002, has not been made under this plan and it is anticipated that Executive Directors will agree to waive entitlement to these payments on entering into new employment agreements with Corp.

(C)    LONG-TERM INCENTIVE SCHEMES

Aggregate emoluments detailed above do not include any amounts in respect of long-term incentive schemes. plc operates a number of schemes as described below.

At a meeting held on 3 November 1999, shareholders approved the introduction of a number of share plans following the reconstruction of GEC and the Listing of plc on 30 November 1999. Two main discretionary plans were approved -- the Marconi 1999 Stock Option Plan and the Marconi Long-Term Incentive Plan with the Executive Directors eligible to participate in both plans. In addition, shareholders approved the introduction of the Marconi UK Sharesave Plan and the Marconi Launch Share Plan in which Executive Directors and all eligible employees may participate. Full details of options granted to Executive Directors under these plans are set out below.

In summary, options may be granted under the Marconi 1999 Stock Option Plan for a period of up to ten years from 30 November 1999. Options granted under the plan prior to 18 July 2001 become exercisable three years from the date of grant, provided the performance condition has been met, that is the percentage increase in plc's earnings per share must be equal to or greater than the percentage increase in the Retail Prices Index plus 3 per cent. per annum. Thus the shortest period over which the performance target can be satisfied is three financial years from the date of grant; if the target is not satisfied after this period, it can be retested over the four financial years from the date of grant, and so on.

At the July 2001 plc annual general meeting, shareholders approved amendments to the plan rules giving the plc Remuneration Committee discretion to grant options which become exercisable over varying periods of time and which are subject to performance conditions appropriate to the markets in which plc operates. In previous years, plc's policy on the granting of options has been to make phased awards to key employees, based on business and personal performance, with the value of options granted normally ranging from 50 per cent. to 150 per cent. of basic salary per annum. Reductions in plc's share price meant that option holdings built up over a number of years (with the minimum exercise value of any option granted under the plan having been L6.70) had lost any value as an incentive, and that grants based on these multiples of salary would result in an unacceptable level of dilution. In granting options to around 600 key executive, technical, and sales and marketing staff (including Executive Directors) in November 2001, the Remuneration Committee sought to balance an appropriate level of dilution with the need to provide a meaningful level of incentive. In exercising its discretion in respect of performance targets, the Remuneration Committee recognised the need for plc to achieve its near-term objectives in order to deliver longer-term performance. Of each option granted in November 2001, 50 per cent. is subject to the achievement of targets for the reduction in plc's net debt, and 50 per cent. subject to plc's Total Shareholder Return ("TSR") compared to that of FTSE 100 companies. None of this 50 per cent. becomes exercisable if plc's TSR is the same as that of the company at the 50th percentile, all becomes exercisable at the 75th percentile, with progressive increases between these points. In order to provide a progressive incentive, options become exercisable, subject to the achievement of the performance conditions, over four years.

Under the Long-Term Incentive Plan, each year Executive Directors can receive an award of up to a maximum of 50 per cent. of basic salary, subject to satisfaction of demanding corporate performance over the three years from the date of award. After three years from the date of award, provided plc's TSR is in the top 50 of the FTSE 100 index, participants may be granted a nil cost option to acquire plc Shares. To the extent that the awards vest, the nil cost options will normally be exercisable in three tranches, one third immediately upon vesting, one third on the first anniversary and one third on the second anniversary of the date of grant. On 30 November 1999, the then Executive Directors participated in the plan for the first time; their nil cost options under the plan were to vest in two annual tranches from July 2002; the shorter performance period and the accelerated vesting of the tranches reflected the fact that the grant of these awards was delayed by reason of the transaction with British Aerospace plc (now known as BAE SYSTEMS plc). The employment of those Executive Directors was subsequently terminated and no options were granted. Current Executive Directors first received awards in April 1998 and details of their conditional awards are contained in the table below.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

The conditional awards of notional shares made to Executive Directors are as follows:

                                     Notional               Notional      Options     Award    Notional      Award       Notional
                                    shares at   Notional   shares at      granted    lapses   shares at     lapses      shares at
                                     31 March     shares    31 March *    18 June   18 June    31 March    30 June   30 September
                                         2000    awarded        2001         2001      2001        2002       2002           2002
                                       Number     Number      Number       Number    Number      Number     Number         Number
                                    ---------   --------   ---------      -------   -------   ---------   --------   ------------
Lord Simpson(1)                       42,170      47,740     89,910           n/a       n/a        n/a         n/a            n/a
J C Mayo(1)                           32,439      36,723     69,162           n/a       n/a        n/a         n/a            n/a
R I Meakin(1)                         17,841      20,197     38,038           n/a       n/a        n/a         n/a            n/a
M J Donovan                           55,390      24,718     80,108         6,036    16,153     57,919      33,201         24,718
M W J Parton                          72,208      26,483     98,691        28,405     8,389     61,897      35,414         26,483
S Hare(2)                                n/a         n/a     49,884        17,394        --     32,490      16,600         15,890
                                    ========    ========   ========       =======   =======   ========    ========   ============

---------------

* or at date of appointment

NOTES

(1) The employment of Lord Simpson, J C Mayo and R I Meakin terminated prior to any awards maturing and no options were granted under this plan.

(2) At the date of his appointment on 10 April 2001, S Hare held a conditional award of 49,884 shares.

(D)    DIRECTORS' INTERESTS

The plc Group has previously operated a personal shareholding policy in order to assist in further aligning the interests of executives and shareholders. The policy requires Executive Directors to build up, over a period of time, a target shareholding of plc Shares with a market value equal to three times annual basic salary. The policy was not applied to the November 2001 option grant as it was not considered to be practical to do so, given plc's share price.

The Directors' interests as defined by the Act (which include trustee holdings and family interests including holdings of minor children) in shares of plc and its Subsidiaries are as follows:

(a)    Ordinary shares

                                                      As at        As at        As at          As at
                                                   31 March     31 March     31 March   30 September
                                                       2000         2001         2002           2002
                                                 Beneficial   Beneficial   Beneficial     Beneficial
                                                 ----------   ----------   ----------   ------------
Sir William Castell                                  10,000       10,000       10,000         10,000
The Rt Hon The Baroness Dunn                         10,000       10,000       10,000            n/a
M J Donovan                                          23,232       67,601      169,670        169,670
Sir Roger Hurn                                       11,450       31,450          n/a            n/a
J C Mayo                                            164,340      164,343          n/a            n/a
R I Meakin                                           11,050       20,303          n/a            n/a
M W J Parton                                         28,776       28,860      128,122        128,122
Sir Alan Rudge                                       10,000       10,000       20,000         20,000
Hon Raymond G H Seitz                                11,027       11,095       11,099         11,099
Lord Simpson                                        106,606      133,606          n/a            n/a
N J Stapleton                                        13,752       13,572       21,572         21,572
D C Bonham                                              n/a          n/a      156,000        156,000
S Hare                                                  n/a          n/a       30,121         30,121
A L Thomas                                              n/a          n/a          n/a             --
                                                 ==========   ==========   ==========   ============

---------------
NOTES

(1) None of the Directors held any non-beneficial interests in the shares of GEC or plc during the periods above.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(2) On the date of incorporation of plc, 17 September 1999, and on 4 October 1999, the date on which certain of the Directors were appointed, none of the Directors at that time held any interests in the share capital of plc.

(3) On 10 April 2001, D C Bonham and S Hare were appointed to the plc Board. On 6 July 2001, J C Mayo resigned from the plc Board. On 4 September 2001, Sir Roger Hurn and Lord Simpson resigned from the plc Board. On 1 March 2002, R I Meakin resigned from the plc Board.

   On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the plc Board. A L Thomas was appointed to the plc Board on 20 May 2002, and he resigned on 14 March 2003. On 8 October 2002, Sir William Castell and N J Stapleton resigned from the plc Board.

   On 14 November 2002, S Hare resigned from the plc Board and C C Holden was appointed to the plc Board and the Company Board. On 16 December 2002, Sir Alan Rudge and Hon Raymond G H Seitz resigned from the plc Board and M K Atkinson, J F Devaney and W K Koepf were appointed to the plc Board and the Company Board.

(4) There have been no other changes in the interests of Directors between 30 September 2002 and 27 March 2003.

(b)    Options

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2000

In accordance with the terms of the reconstruction of GEC, plc Shares were issued, credited as fully paid to the former shareholders of GEC ordinary shares of 5 pence each on the register at the close of business on 26 November 1999, on the basis of one ordinary share of 5 pence each in plc for one ordinary share of 5 pence each in GEC.

The following table shows the interests of Directors in options over ordinary shares of 5 pence each in GEC under the GEC share plans for the period 1 April 1999 to 28 November 1999, and, subsequently, over plc Shares under the Marconi 1999 Stock Option Plan, the Marconi UK Sharesave Plan and the Marconi Launch Share Plan for the period 29 November 1999 to 31 March 2000.

                                                 At 29 November
                         At 1 April 1999              1999
                               and            (or subsequently on     Granted during the
                         28 November 1999         appointment)              period            At 31 March 2000
                       --------------------   --------------------   --------------------   --------------------
                                    Average                Average                                       Average
                                   exercise               exercise               Exercise               exercise
                                      price                  price                  price                  price
                             No.      pence         No.      pence         No.      pence         No.      pence
                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
M J Donovan                   --        --      267,271        337          --         --     267,271        337
                              --        --      335,681        844*         --         --     335,681        844*
J C Mayo               1,167,960       423    1,442,791        342       1,000       0.00   1,443,791        342
                              --        --           --         --   1,442,791      801.5*  1,442,791      801.5*
R I Meakin               258,255       423      319,024        343       1,000       0.00     321,319        343
                              --        --           --         --       1,295      747.5
                              --        --           --         --     319,024      801.5*    530,976        853*
                              --        --           --         --     211,952      931.5*         --         --
M W J Parton                  --        --      693,857        388          --         --     693,857        388
                              --        --      684,360      801.5*         --         --     684,360      801.5*
Lord Simpson                  --        --    1,405,864        311       1,295      747.5   1,408,159        311
                              --        --           --         --       1,000       0.00          --         --
                              --        --           --         --   1,543,408      801.5*  1,543,408      801.5*
                       =========   =======    =========    =======   =========   ========   =========    =======


                           Exercisable
                       -------------------

                           From         To
                       --------   --------
M J Donovan            Nov 1999   Nov 2009
                       Nov 2002   Dec 2009
J C Mayo               Dec 2000   Nov 2009
                       Nov 2002   Nov 2009
R I Meakin             Dec 2000   Nov 2009
                       Nov 2002   Jan 2010
                             --         --
M W J Parton           Nov 1999   Nov 2009
                       Nov 2002   Nov 2009
Lord Simpson           Dec 2000   Nov 2009
                             --         --
                       Nov 2002   Nov 2009
                       ========   ========

---------------

*   Exercise price exceeds market price as at 31 March 2000.

NOTES

(1) The mid-market price of a plc Share as at 31 March 2000 was 749 pence with a range for the period 30 November 1999 (the first day of dealing in plc's Shares) to 31 March 2000 of 749 pence to 1,095.5 pence.

(2) The Executive Directors, along with those employees remaining in the plc Group, were given the opportunity to exchange their GEC options for plc options on a value-for-value basis and all of the Executive Directors elected to exchange their options. The exchange of options was effected on 29 November 1999.

(3) The terms of Lord Simpson's service contract with GEC made certain provisions for awards of shares to be made to him under the rules of the GEC Employee Share Plan and the grant of a notional option. Upon the reconstruction of GEC, the service contracts of the Executive Directors were reviewed and the Remuneration Committee decided, taking account of the restriction with regard to Lord

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

    Simpson's notional option, to more closely align his incentive arrangements with those of the other Executive Directors. In exchange for the GEC share award and notional option held by Lord Simpson each over 625,000 GEC shares at L3.84 per share, Lord Simpson received, subject to a limitation agreed by the Remuneration Committee in respect of the notional option, options over plc Shares, details of which are set out in the table above.

(4) Although the options granted by GEC became exercisable immediately prior to the Listing of plc, no options were exercised by any of the Directors. J C Mayo, R I Meakin and Lord Simpson each undertook not to exercise their options within a period of one year from the date of listing. Accordingly, no options were exercised during the period and no gains made. A summary and full details of Directors' shareholdings and options are contained in the plc's register of Directors' interests.

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2001

                                                                   Granted during
                                            At 1 April 2000           the year          At 31 March 2001         Exercisable
                                          --------------------   ------------------   --------------------   --------------------
                                                       Average                                     Average
                                                      exercise             Exercise               exercise
                                                         price                price                  price
                                                No.      pence       No.      pence         No.      pence       From          To
                                          ---------   --------   -------   --------   ---------   --------   --------   ---------
M J Donovan                                 267,271        337        --         --     267,271        337   Nov 1999    Nov 2009
                                            335,681        844*  198,048        787*    533,729        823*  Nov 2002    Dec 2010
J C Mayo                                  1,147,303        331        --         --   1,147,303        331   Dec 2000    Nov 2009
                                          1,739,279        730*  104,828        787*  1,844,107        733*      July    Dec 2010
                                                                                                                 2001
R I Meakin                                  253,185        330        --         --     253,185        330   Dec 2000    Nov 2009
                                            599,110        801*   57,274        787*    656,384        800*      July    Dec 2010
                                                                                                                 2001
M W J Parton                                341,321        328        --         --     341,321        328   Nov 1999    Nov 2009
                                          1,036,896        680*   79,374        777*  1,116,270        687*  Nov 1999    Dec 2010
Lord Simpson                              1,406,864        311        --         --   1,406,864        311   Dec 2000   Sept 2003
                                          1,544,703      801.5*       --         --   1,544,703      801.5*  Nov 2002    Nov 2009
                                          =========   ========   =======   ========   =========   ========   ========   =========

---------------

*   Exercise price exceeds market price as at 31 March 2001.

NOTES

(1) No options were exercised during the year to 31 March 2001.

(2) The mid-market price of a plc Share as at 31 March 2001 was 340 pence with a range during the year of 340 pence to 1,250 pence.

(3) The options set out above relate to those granted under the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Marconi and GEC Phantom Option Schemes, the GEC Employee 1992
    Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(4) The information provided above is a summary and full details of Directors' shareholdings and options are contained in the plc's register of Directors' interests.

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2002

                                                                       Exercised        Lapsed
                                                 Granted during       during the      during the
                         At 1 April 2001            the year             year            year          At 31 March 2002
                       --------------------   --------------------   -------------   -------------   --------------------
                                    Average                                                                       Average
                                   exercise               Exercise                                               exercise
                                      price                  price                                                  price
                             No.      pence         No.      pence     No.   Pence     No.   Pence         No.      pence
                       ---------   --------   ---------   --------   -----   -----   -----   -----   ---------   --------
M J Donovan                1,000       Nil        6,036        Nil     737     Nil      --      --       6,299       Nil
                         800,000       662    2,500,000         35      --      --      --      --   3,300,000       187
S Hare                     1,000       Nil       17,394        Nil   5,798     Nil      --      --      12,596       Nil
                         484,034       586    2,000,000         35      --      --      --      --   2,484,034       142
M W J Parton               1,000       Nil       28,405        Nil      --      --      --      --      29,405       Nil
                       1,456,591       603    3,000,000         35   8,497     203   3,136     538   4,444,958       221
                       =========   =======    =========   ========   =====   =====   =====   =====   =========   =======


                           Exercisable
                       --------------------

                            From         To
                       ---------   --------
M J Donovan            June 2001   Nov 2009
                        Nov 1999   Dec 2010
S Hare                 June 2001   Nov 2009
                        Feb 1997   Nov 2010
M W J Parton           June 2001   Nov 2009
                        Nov 1999   Dec 2010
                       =========   ========

---------------

NOTES

(1) All options have exercise prices that exceed the market price of a plc Share as at 28 March 2002, other than nil cost options granted under the Marconi Launch Share Plan (1,000 shares at nil cost) and the Marconi Long Term Incentive Plan.

(2) S Hare was appointed a Director of plc on 10 April 2001 and his options are shown at that date.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(3) Gains totalling L1,747 were made by M J Donovan in the exercise of share options during the period 1 April 2001 to 31 March 2002. Gains totalling L6,436 were made by S Hare in the exercise of share options during the period 10 April 2001 to 31 March 2002. Gains totalling L11,811 were made by M W J Parton in the exercise of share options during the period 1 April 2001 to 31 March 2002.

(4) The mid-market price of a plc Share as at 28 March 2002 was 6.96 pence with a range during the year of 6.25 pence to 424 pence.

(5) The options set out above relate to those granted under the GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Marconi and GEC Phantom Option Schemes, the Marconi Launch Share Plan, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(6) The information provided above is a summary and full details of Directors' shareholdings and options are contained in plc's register of Directors' interests.

DIRECTORS' OPTIONS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                 Granted        Exercised       Lapsed
                                                  during         during         during                At
                         At 1 April 2002         the year       the year       the year       30 September 2002
                       --------------------   --------------   -----------   -------------   --------------------
                                    Average                                                               Average
                                   exercise         Exercise                                             exercise
                                      price            price                                                price
                             No.      pence   No.      pence   No.   Pence     No.   Pence         No.      pence
                       ---------   --------   ---   --------   ---   -----   -----   -----   ---------   --------
M J Donovan                6,299       Nil     --         --    --      --      --      --       6,299       Nil
                       3,300,000       187     --         --    --      --      --      --   3,300,000       187
S Hare                    12,596       Nil     --         --    --      --      --      --      12,596       Nil
                       2,484,034       142     --         --    --      --   1,036   747.5   2,482,998       142
M W J Parton              29,405       Nil     --         --    --      --      --      --      29,405       Nil
                       4,444,958       221     --         --    --      --      --      --   4,444,958       221
                       =========   =======    ===   ========   ===   =====   =====   =====   =========   =======


                           Exercisable
                       --------------------

                            From         To
                       ---------   --------
M J Donovan            June 2001   Nov 2009
                        Nov 1999   Dec 2010
S Hare                 June 2001   Nov 2009
                        Feb 1997   Nov 2010
M W J Parton           June 2001   Nov 2009
                        Nov 1999   Dec 2010
                       =========   ========

---------------

NOTES

(1) The options set out above relate to those granted under the GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Phantom Option Schemes, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme, the Marconi Launch Share Plan and the Marconi UK Sharesave Plan.

(2) The mid-market price of a plc Share as at 30 September 2002 was 1.45 pence with a range during the period of 1.27 pence to 12.55 pence.

(3) All options have exercise prices that exceed the market price of a plc Share as at 30 September 2002, other than nil cost options granted under the Marconi Launch Share Plan (1,000 shares at nil cost) and the Marconi Long-Term Incentive Plan.

(E)    RETIREMENT BENEFITS

All Executive Directors are members of (are entitled to be members of) the Group's approved pension scheme, the GEC 1972 Plan (the "UK Plan"). Members contribute at the rate of 3 per cent. of salary subject to limits imposed by the Inland Revenue. plc contributions made during the six months ended 30 September 2002 amounted to 14.2 per cent. of salary, similarly restricted (year ended 31 March 2002 6.6 per cent., 2001 6.6 per cent., 2000 6.6 per cent.). The increase in contributions resulted from an interim actuarial valuation of the UK Plan, which was undertaken as at 30 September 2001, following the sale of part of the business of plc. The results of this valuation revealed that there was a deficit in the UK Plan at that time of L137 million and, on the advice of the actuary, the rate of employers' contributions was increased.

Funded unapproved retirement benefit schemes ("FURBS") have been established for two of the current Directors -- M J Donovan and M W J Parton. In the case of M W J Parton, gross contributions to the FURBS are paid at the rate of 35 per cent. of basic salary, with 21 per cent. being paid into the FURBS and the remaining 14 per cent. direct to M W J Parton. The accumulated balance in the FURBS, including investment returns, is payable to M W J Parton on retirement. M J Donovan's FURBS is funded on a defined benefit basis, with projected benefits (including under other plans) of two-thirds of his final pensionable salary. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while M J Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). The pension will be made up from M J Donovan's benefits under the UK Plan, the FURBS, two BAE pension plans and any other retained benefits he may have. FURBS contributions for M J Donovan are paid into the FURBS and to M J Donovan himself in the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to M J Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow's pension of four-ninths of final pensionable salary. An additional contribution of L240,000 was paid into M J Donovan's FURBS in 2002 to make good a deficit shown by its last actuarial valuation. The normal retirement age is 62 for Executive Directors. If M J Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. In the event of cessation of employment before normal retirement age, or at retirement age each of the Directors is entitled to the amount held in the FURBS established for him.

FURBS were also established for former Directors -- Lord Simpson, R J Meakin and J C Mayo. In the case of Lord Simpson, the final contribution to his FURBS was made in October 2001 and no further contributions are due from plc. In the case of R J Meakin, a final contribution was paid by plc on 14 January 2003. In the case of J C Mayo, contributions to fully fund his FURBS were paid on 5 July 2002. There is an ongoing obligation to review the funding level each year for the FURBS for current employees which may result in additional contributions being required by plc.

The Remuneration Committee has reviewed the cost of FURBS arrangements for the Executive Directors and has decided that it is not appropriate to plc's changed circumstances. Consequently, plc has sought to change the basis of the FURBS it provides for the current Executive Directors. With effect from 1 April 2002, the FURBS for M W J Parton was changed to a defined contribution basis as described below.

For the six months ended 30 September 2002 the only current director who has a defined benefit FURBS was M J Donovan. His FURBS is disclosed in accordance with the Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the UK Plan.

In accordance with the requirements of the Listing Rules, the disclosures required for each period are set out below. The figures for pensions shown below are the contributions paid by the Group in respect of each Director.

In addition to this disclosure, the Directors' remuneration table above also discloses within pension contributions, the contributions paid by plc in respect of these FURBS arrangements and all other pension arrangements including the UK Plan.

The pension benefits earned by the Directors of plc under the UK Plan are:

AS AT 31 MARCH 2000

                                                                     Cost of pension
                                                                    benefits accrued
                                                     Increase in   during the period    Accumulated total
                       Length of pensionable     accrued pension     net of member's   accrued pension as
Name of                              service   during the period       contributions     at 31 March 2000
Director                               years                L000                L000                 L000
--------               ---------------------   -----------------   -----------------   ------------------
M J Donovan                                1                   1                   2                    2
J C Mayo                                   2                   1                   2                    4
R I Meakin                                 3                   1                  11                    5
M W J Parton                               9                   1                   1                   14
Lord Simpson                               3                   1                  10                    5
                       =====================   =================   =================   ==================

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AS AT 31 MARCH 2001

                                                                     Cost of pension
                                                                    benefits accrued
                                                     Increase in   during the period    Accumulated total
                       Length of pensionable     accrued pension     net of member's   accrued pension at
Name of                              service   during the period       contributions        31 March 2001
Director                               years                L000                L000                 L000
--------               ---------------------   -----------------   -----------------   ------------------
M J Donovan                                2                   2                   5                    4
J C Mayo                                   3                   1                   1                    5
R I Meakin                                 4                   1                   9                    7
M W J Parton                              10                   1                   1                   15
Lord Simpson                               4                   1                   7                    7
                       =====================   =================   =================   ==================

AS AT 31 MARCH 2002

                                                                     Cost of pension
                                                                    benefits accrued
                                                     Increase in   during the period    Accumulated total
                       Length of pensionable     accrued pension     net of member's   accrued pension at
Name of                              service   during the period       contributions        31 March 2002
Director                               years                L000                L000                 L000
--------               ---------------------   -----------------   -----------------   ------------------
M J Donovan                                3                   2                   2                    6
S Hare                                    13                  18                 100                   67
J C Mayo*                                  3                   7                  58                   12
R I Meakin*                                5                   2                  11                    9
M W J Parton                              11                   3                  11                   24
Lord Simpson*                              4                   1                   8                    8
                       =====================   =================   =================   ==================

---------------

* at the date of cessation of employment

AS AT 30 SEPTEMBER 2002

                                                                     Cost of pension
                                                                    benefits accrued
                                                     Increase in   during the period    Accumulated total
                       Length of pensionable     accrued pension     net of member's   accrued pension at
Name of                              service   during the period       contributions    30 September 2002
Director                               years                L000                L000                 L000
--------               ---------------------   -----------------   -----------------   ------------------
M J Donovan                                4                   1                  --                    6
S Hare                                    13                   2                   7                   71
M W J Parton                              11                   1                   2                   25
                       =====================   =================   =================   ==================

---------------
NOTES

(1) The pension entitlement shown is that which would be paid annually at the normal retirement age based on service to the end of the period.

(2) The increase in accrued pension during the period excludes any increase for inflation.

(3) The cost of pension benefits accrued during the period net of member's contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the period net of member's contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group's pension arrangements and not a sum paid or due to the Directors of plc.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(4) The ability of plc to satisfy pension obligations for Directors subject to the earnings cap from plc's approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of M W J Parton, benefits accrued under approved plans from previous employment were lower than anticipated prior to the period ended 31 March 2002. Consequently, a higher portion of his accrued pension benefit can be paid from the UK Plan, as opposed to FURBS arrangements and his accrued pension under the UK Plan is increased in the period ended 31 March 2002 and, as a result his entitlement under the FURBS arrangements for that period is reduced by a corresponding amount. With effect from 1 April 2002, M W J Parton's FURBS entitlements are provided on a defined contribution basis, with benefits accrued under approved plans payable in addition.

(5) Members of the UK Plan have the option to make additional voluntary contributions; neither any additional voluntary contributions nor the resulting benefits are included in the above table.

(6) In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the UK Plan, will be held in trust for the benefit of the dependents of serving Directors who are members of the UK Plan.

In previous periods, the contributions made to the Directors' FURBS have been disclosed on a defined contribution basis. For the six months ended 30 September 2002 and the year ended 31 March 2002, owing to certain guarantees from plc which underpin the Directors' pension entitlements, Corp believes that it is more appropriate to disclose certain of the FURBS arrangements as a defined benefit basis in accordance with Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the UK Plan. Comparative disclosures have not been provided for earlier periods, as it is not practical to do so.

The pension benefits earned by the Directors of plc under the FURBS arrangements are:

AS AT 31 MARCH 2002

                                                                         Cost of pension     Accumulated
                                                                        benefits accrued   total accrued
                                       Length of         Increase in   during the period      pension at
                                     pensionable     accrued pension     net of member's        31 March
                                         service   during the period       contributions            2002
Name of Director                           years                L000                L000            L000
----------------                   -------------   -----------------   -----------------   -------------
M J Donovan                                    3                  10                  54              68
J C Mayo*                                      3                  25                 107             159
R I Meakin*                                    5                   7                  66             102
M W J Parton                                  11                  12                  58              52
                                   =============   =================   =================   =============

---------------

* at the date of cessation of employment.

AS AT 30 SEPTEMBER 2002

                                                                    Cost of pension
                                                                   benefits accrued         Accumulated
                                  Length of         Increase in   during the period       total accrued
                                pensionable     accrued pension     net of member's          pension at
                                    service   during the period       contributions   30 September 2002
Name of Director                      years                L000                L000                L000
----------------              -------------   -----------------   -----------------   -----------------
M J Donovan                               4                   4                  16                  68
                              =============   =================   =================   =================

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

The following payments have been made to the Trustee of the FURBS:

                                                                                    Six months
                                                           Year ended 31 March           ended
                                                           --------------------   30 September
                                                           2000    2001    2002           2002
Name of Director                                           L000    L000    L000           L000
----------------                                           ----    ----    ----   ------------
M J Donovan                                                  53      63      64            288
J C Mayo                                                    222     374     633            257
R I Meakin                                                  205     290     290            290
M W J Parton                                                 99     147     147             55
Lord Simpson                                                308     395     212             --
                                                           ====    ====    ====   ============

---------------
NOTES

(1) The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to the end of the period.

(2) The increase in accrued pension during the period excludes any increase for inflation.

(3) M J Donovan and M W J Parton became Directors during the year ended 31 March 2000. Contributions of L13,212 and L35,625 were paid into their FURBS respectively, in respect of the period during the year ended 31 March 2000 in which they were Directors of the Group. No entry is shown for Lord Simpson in the pension benefits tables above as, in his case, his defined contribution entitlement due under the FURBS was completed in the year ended 31 March 2002 by the payment of L212,000 to the trustees of the FURBS. Lord Simpson resigned as a Director of plc on 4 September 2001. J C Mayo resigned as a Director of plc on 6 July 2001 and a payment of L257,000 was paid to his FURBS in respect of pensionable service for the period to 5 July 2002. R I Meakin resigned as a Director of plc on 1 March 2002. A contribution of L568,000 became due immediately. L290,000 was paid to his FURBS in the period up to 30 September 2002 and a final contribution of L278,000 was paid by plc on 14 January 2003. A further non-pensionable allowance of L185,000 was paid directly to R I Meakin in final settlement of his FURBS entitlements.

(4) The contributions are determined each period based on actuarial advice to be sufficient to meet the obligations. Periodically the contributions are reviewed by the actuary. An actuarial valuation of M J Donovan's FURBS, disclosed a deficit of L240,000. A contribution of L240,000 was therefore paid by plc into the FURBS in addition to regular contributions with a further non-pensionable allowance of L228,284 being paid directly to M J Donovan. The accumulated accrued pension shown for M J Donovan for the period to 31 March 2002 was based on information available to the actuary at the date of the calculation. Subsequently more up-to-date information was acquired relating to benefits payable to M J Donovan from previous employments. The effect of allowing for the revised figures would be to show a lower accumulated accrued pension at 31 March 2002 of L64,000. In calculating the disclosure at 30 September 2002 the actuary has taken into account the additional information.

(5) With effect from 1 April 2002, M W J Parton's FURBS was amended from a defined benefit FURBS to a defined contribution FURBS. As part of this process, plc agreed to pay contributions in accordance with the following table to meet a deficit on the now discontinued defined benefit basis in addition to the normal contributions. In the event that M W J Parton's employment is terminated, any payments which have not been made on or before the date of termination will become due immediately:

                                                                         FURBS   Non-pensionable
                                                                  contribution         allowance
    On or before                                                          L000              L000
    ------------                                                  ------------   ---------------
    15 April 2003                                                           88                59
    15 July 2003                                                            88                59
    15 October 2003                                                         88                59
    15 January 2004                                                         88                59
                                                                  ============   ===============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

12.    EMPLOYEES

(A)    AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                                    Six months
                                                         Year ended 31 March             ended
                                                       ------------------------   30 September
                                                         2000     2001     2002           2002
                                                       Number   Number   Number         Number
                                                        (000)    (000)    (000)          (000)
                                                       ------   ------   ------   ------------
Networks equipment                                         20       24       19             13
Networks services                                           5        9        8              6
Other                                                       1        1       --             --
                                                       ------   ------   ------   ------------
                                                           26       34       27             19
Capital                                                     8        3        3              3
                                                       ------   ------   ------   ------------
Continuing operations                                      34       37       30             22
Discontinued operations                                    15       15       15              3
                                                       ------   ------   ------   ------------
Corp Group employees                                       49       52       45             25
Share of joint venture employees                            4        4        3             --
                                                       ------   ------   ------   ------------
Corp Group and share of joint venture employees            53       56       48             25
                                                       ======   ======   ======   ============

(B)    STAFF COSTS

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Wages and salaries                                      1,206       1,423       1,295            370
Social security costs                                     132         164         156             50
  Amounts charged to operating expenses                    56          77          67             24
  Amounts credited to non-operating exceptional
     items                                                 --          --          --            (66)
  Amounts included in net finance income (note 26)        (36)        (44)        (40)             3
  Amounts recognised in the Statement of Total
     Recognised Gains and Losses (note 26)               (155)         73         351            373
Other pension costs                                      (135)        106         378            334
                                                    ---------   ---------   ---------   ------------
                                                        1,203       1,693       1,829            754
                                                    =========   =========   =========   ============
United Kingdom                                            430         584         942            487
The Americas                                              468         637         483            127
Rest of Europe                                            233         397         357            126
Africa, Asia and Australasia                               72          75          47             14
                                                    ---------   ---------   ---------   ------------
                                                        1,203       1,693       1,829            754
                                                    =========   =========   =========   ============

Included within the staff costs for the six months ended 30 September 2002 are Lnil (year ended 31 March 2002 L11 million, 2001 L16 million, 2000 L10 million) of expenses related to ongoing remuneration costs regarding share option schemes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

13.    GOODWILL

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
  COST
  At beginning of period                                          5,573       7,313          6,812
  Acquisitions (note 25)                                          1,274          39             --
  Adjustments in respect of prior period acquisitions (note
     25)                                                             --         (49)            (9)
  Disposals (note 25)                                               (15)       (505)          (323)
  Exchange rate adjustments                                         481          14           (405)
                                                              ---------   ---------   ------------
  AT END OF PERIOD                                                7,313       6,812          6,075
                                                              ---------   ---------   ------------
  AMORTISATION
  At beginning of period                                         (1,176)     (1,918)        (5,935)
  Charged to profit and loss account                               (671)       (431)           (54)
  Impairment                                                         --      (3,677)            --
  Disposals (note 25)                                                 8         142            202
  Exchange rate adjustments                                         (79)        (51)           384
                                                              ---------   ---------   ------------
  AT END OF PERIOD                                               (1,918)     (5,935)        (5,403)
                                                              ---------   ---------   ------------
  NET BOOK VALUE                                                  5,395         877            672
                                                              =========   =========   ============

In the year to 31 March 2002 a review of the Corp Group's fixed assets, including goodwill, resulted in an impairment charge of L3,677 million. Following the continued difficult market conditions, plc announced expectations of a delay in market recovery beyond the end of 2003; significant changes to the Corp Group forecasts have been made, and a further review has been undertaken at 30 September 2002. The average discount rate applied to the future cash flows is 15 per cent. and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the 6 months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, Corp acknowledges that it is likely to have to continue to review its assumptions against future performance.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

14.    TANGIBLE FIXED ASSETS

                                                                        Fixtures,    Payments on
                                     Leasehold property                 fittings,    account and
                         Freehold   ---------------------   Plant and   tools and   assets under
                         property        long       short   machinery   equipment   construction       Total
                        L million   L million   L million   L million   L million      L million   L million
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
COST
At 1 April 2000               203          19          37         570         557            91        1,477
Exchange rate
  adjustment                   15           1           5          38          21             7           87
Additions                      50          --           3         172         192           168          585
Businesses acquired
  (note 25)                     1          --           4          16           3            --           24
Completed construction         40          --          --           4          24           (68)          --
Disposals                     (13)         --          (1)        (28)        (61)           --         (103)
Businesses disposed
  (note 25)                   (12)         --          --         (35)        (27)           (1)         (75)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2001              284          20          48         737         709           197        1,995
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (3)         --          (1)        (10)         (4)           (1)         (19)
Reclassification               14          (4)        (21)        (40)         51            --           --
Additions                      13           1           2         128          84           124          352
Businesses acquired
  (note 25)                     1          --          --           1           1            --            3
Completed construction          1          --          --          26          19           (46)          --
Disposals                     (63)         (3)         (2)        (65)       (106)           --         (239)
Businesses disposed
  (note 25)                   (87)         (3)        (19)       (257)       (158)         (234)        (758)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2002              160          11           7         520         596            40        1,334
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (6)         --          --         (22)         (8)           (1)         (37)
Additions                       5          --           1          10           9             7           32
Completed construction          2          --          --           3          33           (38)          --
Disposals                      (7)         (2)         --          (5)        (13)           (4)         (31)
Businesses disposed           (26)         --          --        (133)        (73)           (4)        (236)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002          128           9           8         373         544            --        1,062
                        =========   =========   =========   =========   =========   ===========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                                        Fixtures,    Payments on
                                     Leasehold property                 fittings,    account and
                         Freehold   ---------------------   Plant and   tools and   assets under
                         property        long       short   machinery   equipment   construction       Total
                        L million   L million   L million   L million   L million      L million   L million
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
DEPRECIATION
At 1 April 2000                56           3           9         293         358            --          719
Exchange rate
  adjustment                    2          --           2          22          12            --           38
Charged to the profit
  and loss account             13          --           3          91         104            --          211
Impairment of fixed
  assets                       --          --          --          --          --            --           --
Disposals                      (5)         --          --         (17)        (41)           --          (63)
Businesses disposed            (4)         --          (1)        (24)        (23)           --          (52)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2001               62           3          13         365         410            --          853
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (1)         --          --          (7)         (2)           --          (10)
Reclassification               10          (1)         (5)        (14)         10            --           --
Charged to the profit
  and loss account              6           1           5          96         137            --          245
Impairment of fixed
  assets                        1          --          --         116          37            --          154
Disposals                     (15)         --          --         (41)        (68)           --         (124)
Businesses disposed           (26)         (1)        (10)       (180)        (89)           --         (306)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2002               37           2           3         335         435            --          812
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   --          --          --         (16)         (3)           --          (19)
Charged to the profit
  and loss account              4          --          --          34          41            --           79
Impairment of fixed
  assets                       10          --           2          15          22            --           49
Disposals                      (2)         --          --          (6)         --            --           (8)
Businesses disposed           (12)         --          --        (104)        (64)           --         (180)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002           37           2           5         258         431            --          733
                        =========   =========   =========   =========   =========   ===========    =========
NET BOOK VALUES
At 31 March 2001              222          17          35         372         299           197        1,142
At 31 March 2002              123           9           4         185         161            40          522
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002           91           7           3         115         113            --          329
                        =========   =========   =========   =========   =========   ===========    =========

The net book value of tangible fixed assets includes an amount of Lnil (31 March 2002 L6 million, 2001 L4 million) in respect of assets held under finance leases, on which the depreciation charge for the six months ended 30 September 2002 was Lnil (year ended 31 March 2002 L2 million, 2001 L1 million, 2000 L1 million).

Some assets were reclassified during the year ended 31 March 2002 to reflect a more appropriate categorisation of items.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

15.    FIXED ASSET INVESTMENTS

JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS

                                        Joint ventures and associates                       Other investments
                       ----------------------------------------------------------------   ----------------------
                            Shares                     Share of
                         cost less       Goodwill          post
                           amounts      cost less   acquisition                             Cost or
                       written off   amortisation      reserves       Loans   Sub total   valuation   Provisions
                         L million      L million     L million   L million   L million   L million    L million
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 1 April 2000                146             20            34           1         201       1,427           (2)
Exchange rate
  adjustment                    --             --             3          --           3           6           --
Additions                       --             --            --          15          15         123           --
Disposals                      (69)            --           (22)         --         (91)       (619)          --
Profits less losses
  retained                      --             --             7          --           7          --           --
Goodwill amortisation           --             (2)           --          --          (2)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --        (375)        (110)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 31 March 2001                77             18            22          16         133         562         (112)
Additions                      302             72            --          --         374          80           --
Disposals and
  repayments                   (60)           (16)          (42)        (14)       (132)       (321)          --
Profits less losses
  retained                      --             --          (169)         --        (169)         --           --
Goodwill amortisation           --             (9)           --          --          (9)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --          --         (156)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 31 March 2002               319             65          (189)          2         197         321         (268)
Transfer from current
  asset investments             15             --            --          --          15          --           --
Disposals and
  impairments                   --            (27)           --          (2)        (29)         --          (25)
Profits less losses
  retained                      --             --           (73)         --         (73)         --           --
Goodwill amortisation           --             (6)           --          --          (6)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --          --          (11)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
AT 30 SEPTEMBER 2002           334             32          (262)         --         104         321         (304)
                       ===========   ============   ===========   =========   =========   =========   ==========

                           Other investments
                       -------------------------

                          Investment
                       in plc Shares   Sub total       Total
                           L million   L million   L million
                       -------------   ---------   ---------
At 1 April 2000                   --       1,425       1,626
Exchange rate
  adjustment                      --           6           9
Additions                          8         131         146
Disposals                         --        (619)       (710)
Profits less losses
  retained                        --          --           7
Goodwill amortisation             --          --          (2)
Deficit on valuation
  of listed
  investments                     --        (485)       (485)
                       -------------   ---------   ---------
At 31 March 2001                   8         458         591
Additions                         24         104         478
Disposals and
  repayments                     (32)       (353)       (485)
Profits less losses
  retained                        --          --        (169)
Goodwill amortisation             --          --          (9)
Deficit on valuation
  of listed
  investments                     --        (156)       (156)
                       -------------   ---------   ---------
At 31 March 2002                  --          53         250
Transfer from current
  asset investments               --          --          15
Disposals and
  impairments                     --         (25)        (54)
Profits less losses
  retained                        --          --         (73)
Goodwill amortisation             --          --          (6)
Deficit on valuation
  of listed
  investments                     --         (11)        (11)
                       -------------   ---------   ---------
AT 30 SEPTEMBER 2002              --          17         121
                       =============   =========   =========

JOINT VENTURES AND ASSOCIATES

Additions during the year ended 31 March 2002 consisted primarily of Easynet Group Plc (L235 million) and Ultramast Limited (L65 million).

Disposals during the year ended 31 March 2002 consisted primarily of General Domestic Appliances Holdings Limited (L88 million).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

During the six months to 30 September 2002, goodwill on Easynet Group Plc was impaired by L27 million and an amortisation charge of L5 million was incurred.

OTHER INVESTMENTS
Additions during the year ended 31 March 2001 consisted primarily of NetDecisions Holdings Limited (L49 million) and Arraycomm, Inc. (L28 million).

Disposals during the year ended 31 March 2001 consisted of part disposals of Alstom SA (L610 million) and Lagardere SCA (L9 million).

Disposals during the year ended 31 March 2002 consisted primarily of the remainder of Alstom SA (L236 million) and Lagardere SCA (L73 million).

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Alstom -- listed overseas                                       236           --              --
Other investments -- listed in the United Kingdom                20           19               8
Other investments -- listed overseas                             73           --              --
                                                          =========    =========    ============

The Corp Group has not provided for tax which could arise if these investments were realised at the values stated. The Corp Group estimates that the tax charge arising would be Lnil for the six months ended 30 September 2002 (year ended 31 March 2002 Lnil, 2001 L6 million.).

During the year ended 31 March 2000 the Corp Group acquired a 27 per cent. stake in Atlantic Telecom Group plc. During the year ended 31 March 2001, Atlantic Telecom Group plc purchased First Telecom Group plc for L520 million through a new share issue. The effect of this transaction was to dilute the Corp Group's stake to below 20 per cent. After careful review of the Corp Group's involvement in Atlantic Telecom Group plc it did not believe that it exercised significant influence and, accordingly, treated the investment as a listed fixed asset investment from the date of acquisition.

After careful review of the Corp Group's involvement in Alstom, the Corp Group did not believe that it exercised significant influence. On 9 February 2001 the Corp Group, in conjunction with Alcatel SA, carried out a placement of an equal number of Alstom shares. The effect of the placement was to further reduce the Corp Group's shareholding in Alstom to below 10 per cent. from 24 per cent. Accordingly, Alstom has been treated as a listed fixed asset investment until disposal on 19 June 2001.

On 26 September 2001, the Corp Group sold its remaining investment in Lagardere SCA.

On 1 February 2002, the Corp Group acquired an approximate 9 per cent. shareholding in Bookham Technology plc.

The aggregate historical cost of the listed fixed asset investments was L49 million at 30 September 2002 (31 March 2002 L49 million, 2001 L165 million).

At 27 March 2003 the market value of the investments shown above was in aggregate L11 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

ASSOCIATES AND JOINT VENTURES

As at 30 September 2002, the Corp Group held the following investments in associates and joint ventures.

                                                    Proportion of         Number       Country of
Associated Company       Class of shares              shares held           held    incorporation
------------------       -----------------------    -------------    -----------    -------------
Ultramast Limited        Ordinary shares of 100             50.0%            500    Great Britain
                         pence
Easynet Group Plc        Ordinary shares of 4                         30,940,597    Great Britain
                         pence
                         Convertible non-voting                       48,553,661
                         ordinary shares of 4
                         pence
                         Equity share                       71.7%
                         Voting share                       49.6%

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results have been accounted for the six month period to 30 June 2002 for inclusion in the Corp Group's results for the six months ended 30 September 2002 (from acquisition (26 July 2001) to 31 December 2001 for inclusion in the Corp Group's results for the year ended 31 March 2002). Easynet is a network-based provider of broadband services and internet solutions.

Ultramast Limited builds and markets telecommunications masts for use by mobile and fixed wireless network operations.

INVESTMENT IN MARCONI PLC SHARES

Investment in plc Shares relates to shares held by the GEC Special Purpose Trust, the MET and the EST as described in more detail below.

On 22 May 2000, the rights of former employees of GEC to exercise options and receive a securities package from the GEC Special Purpose Trust (the "Trust"), a discretionary trust under which employees of the Corp Group were potential beneficiaries, lapsed.

As at 31 March 2001, the assets of the Trust comprised 4,259,775 plc Shares, 1,832,588 BAE SYSTEMS plc shares and L582,839 of BAE SYSTEMS plc Capital Amortising Loan Stock ("CALS"). Dividends on shares held in the Trust have not been waived.

Investments in own shares at 31 March 2001 represented the cost of the plc Shares. Other investments include the BAE SYSTEMS plc shares and CALS. The market value of the plc Shares at 31 March 2001 was L14.5 million.

During the year ended 31 March 2002, the Corp Group disposed of all the assets of the Trust, for an aggregate consideration of L7 million. The Trust has no remaining investments at 30 September 2002, and will be wound up during the financial year ending 31 March 2003.

The MET, a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 1 December 1999. The MET acquired shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 2,052,731 plc Shares at 30 September 2002 with a market value of Lnil, (at 31 March 2002 3,918,574 shares with a market value of L0.3 million, at 2001 nil shares). Dividends receivable by the MET from plc have been waived.

The EST, a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 19 January 1995. The EST acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,188,414 plc Shares at 30 September 2002 with a market value of Lnil at 30 September 2002 (1,188,414 plc Shares at 31 March 2002, with a market value of L0.1 million, 193,319 at 2001 with a market value of L0.7 million). Dividends receivable by the EST from plc have not been waived.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

The Trust, the MET and the EST have been consolidated. All operating expenses incurred are charged to the Group profit and loss account.

SUBSIDIARY UNDERTAKINGS

The Corp Group's most significant operating subsidiaries at 30 September 2002 are:

Core businesses                                               Country of incorporation
---------------                                               ------------------------
Networks equipment and services
  Marconi Communications Limited                              Great Britain
  Marconi Communications S.p.A.                               Italy
  Marconi Communications, Inc.                                USA
  Marconi Communications GmbH                                 Germany

The above list of subsidiaries includes those businesses that had a material effect on the consolidated results in the period. All subsidiaries disclosed above are 100 per cent. owned by Corp or subsidiaries of Corp.

16.    STOCKS AND CONTRACTS IN PROGRESS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Raw materials and bought out components                         637          203             104
Work in progress                                                477          241             119
  Payments on account                                            (4)          (3)             (3)
Long-term contract work in progress                              80           83              21
Finished goods                                                  531          196             115
                                                          ---------    ---------    ------------
                                                              1,721          720             356
                                                          =========    =========    ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

17.    DEBTORS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Amounts falling due within one year
  Trade debtors                                               2,096          979             628
  Amounts recoverable on contracts                               37           --              --
  Amounts owed by plc                                            20          207              --
  Amounts owed by fellow subsidiaries of plc                     32           --              --
  Amounts owed by joint ventures and associates                  28           26              35
  Other debtors                                                 146           96              91
  Prepayments and accrued income                                 79          102              49
                                                          ---------    ---------    ------------
                                                              2,438        1,410             803
                                                          ---------    ---------    ------------
Amounts falling due after more than one year
  Trade debtors                                                  20           16               3
  Amounts recoverable on contracts                                6           --              --
  Other debtors                                                  87           71              48
  Prepayments and accrued income                                 14            7               8
  Deferred taxation (notes 7(b), 21)                            170           --              --
                                                          ---------    ---------    ------------
                                                                297           94              59
                                                          ---------    ---------    ------------
                                                              2,735        1,504             862
                                                          =========    =========    ============

Amounts owed by joint ventures and associates relate to trading balances.

18.    CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

(A)    CURRENT ASSET INVESTMENTS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Dated securities at market value
  Listed securities -- cost Lnil
  (31 March 2002 Lnil, 2001 L25 million)                         26           --              --
Unlisted investments                                             --           15              --
                                                          ---------    ---------    ------------
                                                                 26           15              --
                                                          =========    =========    ============

(B)    CASH AT BANK AND IN HAND

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Cash and bank deposits repayable on demand (note 28)            118        1,296             918
Other cash deposits                                             225           65             144
                                                          ---------    ---------    ------------
Cash at bank and in hand                                        343        1,361           1,062
                                                          =========    =========    ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Included in the amounts above are restricted cash of:

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Secured                                                          22           19             775
Collateral against bonding facilities                            --           25              79
Held by captive insurance company                                25           17              18
Other                                                            --           --               8
                                                          ---------    ---------    ------------
Restricted cash                                                  47           61             880
Other                                                           296        1,300             182
                                                          ---------    ---------    ------------
Cash at bank and in hand                                        343        1,361           1,062
                                                          =========    =========    ============

Of the secured cash, L735 million (31 March 2002 Lnil, 2001 Lnil) relates to amounts held under an interim security by the Corp Group's Syndicate Banks and Bondholders and also by the ESOP Derivative Banks granted on 13 September 2002. A further L25 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business (31 March 2002 Lnil, 2001 Lnil) and L15 million (31 March 2002 L19 million, 2001 L22 million) relates to cash deposited against secured loans in Italy.

19.    CREDITORS

                                                                 As at 31 March              As at
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                                            342       2,351          2,145
     Other                                                        1,018          44             11
  Debenture loans                                                    44          32             32
  Obligations under finance leases                                    3           9              2
                                                              ---------   ---------   ------------
                                                                  1,407       2,436          2,190
  Payments received in advance                                      185         101             72
  Trade creditors                                                   963         512            284
  Amounts owed to plc                                               526         275            271
  Amounts owed to fellow subsidiaries of plc                         --          13             24
  Amounts owed to joint ventures and associates                       9           9              9
  Current taxation                                                  164         290            306
  Other taxation and social security                                107          15              5
  Other creditors                                                   364         423            141
  Accruals and deferred income                                      626         282            309
                                                              ---------   ---------   ------------
                                                                  4,351       4,356          3,611
                                                              =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                                 As at 31 March              As at
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Amounts falling due after more than one year
  Bank loans and overdrafts                                          23          32             25
  Debenture loans                                                    78          --             --
  Bonds                                                           2,165       2,147          2,059
  Obligations under finance leases                                    4          --              7
                                                              ---------   ---------   ------------
                                                                  2,270       2,179          2,091
  Payments received in advance                                       53          29             --
  Trade creditors                                                     1          --             --
  Other creditors                                                   250          70             16
                                                              ---------   ---------   ------------
                                                                  2,574       2,278          2,107
                                                              =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

20.    BORROWINGS

                                                                 As at 31 March              As at
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Bank loans and overdrafts
  Secured                                                            --          31             17
  Unsecured                                                       1,383       2,396          2,164
Debenture loans
  Secured                                                            33          --             --
  Unsecured                                                          89          32             32
Bonds                                                             2,165       2,147          2,059
Obligations under finance leases                                      7           9              9
                                                              ---------   ---------   ------------
                                                                  3,677       4,615          4,281
Less amounts falling due within one year                         (1,407)     (2,436)        (2,190)
                                                              ---------   ---------   ------------
                                                                  2,270       2,179          2,091
                                                              =========   =========   ============
Analysis of repayments of long-term borrowings
  Bank loans
     Between one and two years                                       23           6              4
     Between two and five years                                      --          14             12
     In more than five years                                         --          12              9
  Debenture loans and bonds
     Between one and two years                                        8          --             --
     Between two and five years                                     356         302            312
     In more than five years                                      1,879       1,845          1,747
  Finance leases
     Between one and two years                                        2          --             --
     Between two and five years                                       2          --              1
     More than five years                                            --          --              6
                                                              ---------   ---------   ------------
                                                                  2,270       2,179          2,091
                                                              =========   =========   ============
Debenture loans and Bonds
  Repayable at par wholly within five years                         354         302            312
  Repayable at par wholly after five years
     Bonds                                                        1,855       1,845          1,747
     Other                                                           78          --             --
                                                                  1,933       1,845          1,747
                                                              =========   =========   ============

The average rate of interest on debenture loans and Bonds repayable at par wholly within five years at 30 September 2002 was 5.6 per cent. (31 March 2002
5.6 per cent., 2001 5.5 per cent.).

The average rate of interest on debenture loans and Bonds repayable at par wholly after five years at 30 September 2002 was 7.5 per cent. (31 March 2002
7.5 per cent., 2001 7.5 per cent.).

BONDS

On 30 March 2000, Corp issued for cash consideration two unsecured Eurobonds. The first Eurobond has a principal amount of E500 million with a coupon rate of
5.625 per cent. per annum, maturing on 30 March 2005. The second Eurobond has a principal amount of E1,000 million with a coupon rate of 6.375 per cent. per annum, maturing on 30 March 2010.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

On 19 September 2000, Corp issued for cash consideration two unsecured US dollar bonds. The first bond has a principal amount of US$900 million with a coupon rate of 7.75 per cent. per annum, maturing on 15 September 2010. The second dollar bond has a principal amount of US$900 million with a coupon rate of 8.375 per cent. per annum, maturing on 15 September 2030.

During the year ended 31 March 2002, Ancrane, a subsidiary of plc, which is not a subsidiary of Corp, purchased E67.9 million of Eurobonds with a coupon rate of
5.625 per cent. per annum maturing on 30 March 2005, E256.7 million of Eurobonds with a coupon rate of 6.375 per cent. per annum maturing on 30 March 2010, US$131 million of US dollar bonds with a coupon rate of 7.75 per cent. per annum maturing on 15 September 2010 and US$130.1 million of US dollar bonds with a coupon rate of 8.375 per cent. per annum maturing on 15 September 2030.

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L624 million (31 March 2002 L606 million, 2001 L618 million) refer to Corp's 6.375 per cent. Eurobonds due 2010, L563 million (31 March 2002 L620 million, 2001 L620 million) refer to Corp's 7.75 per cent. US dollar bonds due 2010, and L560 million (31 March 2002 L619 million, 2001 L617 million) refer to Corp's 8.375 per cent. US dollar bonds due 2030. Additional analysis of the maturity of the Corp Group's debt is given in note 28.

BORROWING FACILITIES

The undrawn facilities available at the end of each period were:

                                                               As at 31 March              As at
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Expiring in one year or less                                    1,679          --             --
Expiring in more than one year but not more than five
  years                                                         1,788          --             --
                                                            ---------   ---------   ------------
                                                                3,467          --             --
                                                            =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

21.    PROVISIONS FOR LIABILITIES AND CHARGES

                                                           Share    Deferred
                                       Restructuring     options         tax       Other       Total
                                           L million   L million   L million   L million   L million
                                       -------------   ---------   ---------   ---------   ---------
At 1 April 2000                                   68         396          --         229         693
  Exchange rate adjustment                         2          --          --           5           7
  Acquisitions                                     4          42          --          43          89
  Disposals                                       (1)         --          --          (4)         (5)
  Charged                                         38          16          --          65         119
  Released                                       (43)         --          --         (68)       (111)
  Utilised                                       (22)        (12)         --         (44)        (78)
                                       -------------   ---------   ---------   ---------   ---------
At 31 March 2001                                  46         442          --         226         714
  Exchange rate adjustment                        --          --          --          (6)         (6)
  Acquisitions                                    --          --          --          10          10
  Disposals                                       (6)         --          --         (32)        (38)
  Transferred from debtors (notes
     7(b),17)                                     --          --        (170)         --        (170)
  Charged                                         94          26         188         174         482
  Released                                       (10)        (52)         --         (16)        (78)
  Utilised                                       (28)       (237)         --        (144)       (409)
                                       -------------   ---------   ---------   ---------   ---------
At 31 March 2002                                  96         179          18         212         505
  Exchange rate adjustment                        (3)         --          --         (19)        (22)
  Disposals                                       --          --         (12)        (14)        (26)
  Charged                                         26           6          --         104         136
  Released                                        (8)         (8)         --          (8)        (24)
  Utilised                                       (42)         (1)         --         (70)       (113)
                                       -------------   ---------   ---------   ---------   ---------
AT 30 SEPTEMBER 2002                              69         176           6         205         456
                                       =============   =========   =========   =========   =========

Share option provisions mainly comprise amounts owed on contracts taken out with ESOP Derivative Banks to fix the future price at which the Corp Group could purchase shares to satisfy ESOP liabilities. The reduction in the plc share price has triggered cash collateral payments to the ESOP Derivative Banks, utilising part of the provision. The remaining movements relates mainly to the release of provisions held for employees of previously acquired companies whose options have lapsed.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. At 30 September 2002 the associated outflows are generally expected to occur over the next year with the vacant property costs being incurred over the next five years.

Other provisions mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long-term in nature.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

22.    EQUITY SHAREHOLDERS' INTERESTS

CALLED-UP SHARE CAPITAL

                                                              Number of shares              L
                                                              ----------------    -----------
AUTHORISED
At 31 March 2001, 31 March 2002 and 30 September 2002
Ordinary shares of 5 pence each                                  6,000,000,000    300,000,000
                                                              ----------------    -----------
ALLOTTED, CALLED-UP AND FULLY PAID                                          --             --
                                                              ----------------    -----------
At 31 March 2001, 31 March 2002 and 30 September 2002
Fully paid ordinary shares of 5 pence each                       2,866,250,735    143,312,537
                                                              ================    ===========

40,823,845 ordinary shares with a nominal value of L2,041,192 were issued in the year ended 31 March 2001 for cash consideration of L303 million and non cash consideration of L28 million satisfied by the transfer of a liability.

RESERVES

                                          Share      Capital                 Profit and
                                        premium   redemption   Revaluation         loss
                                        account      reserve       reserve      account       Total
                                      L million    L million     L million    L million   L million
                                      ---------   ----------   -----------   ----------   ---------
At 1 April 2000                             371            9         1,156        2,845       4,381
  Issue of ordinary shares                  329           --            --           --         329
  Loss retained for the period               --           --            --         (273)       (273)
  Exchange differences                       --           --            --          243         243
  Actuarial loss (note 26)                   --           --            --          (73)        (73)
  Tax credit on STRGL items                  --           --            --           38          38
  Deducted during the period                 --           --          (369)          --        (369)
  Transferred during the period              --           --          (520)         520          --
                                      ---------   ----------   -----------   ----------   ---------
At 31 March 2001                            700            9           267        3,300       4,276
  Loss retained for the period               --           --            --       (6,076)     (6,076)
  Exchange differences                       --           --            --          (67)        (67)
  Actuarial loss (note 26)                   --           --            --         (351)       (351)
  Tax credit on STRGL items                  --           --            --           68          68
  (Deducted)/added in the period             --           --           (30)           9         (21)
  Transferred during the period              --           --          (237)         237          --
                                      ---------   ----------   -----------   ----------   ---------
At 31 March 2002                            700            9            --       (2,880)     (2,171)
  Loss retained for the period               --           --            --         (925)       (925)
  Exchange differences                       --           --            --          106         106
  Actuarial loss (note 26)                   --           --            --         (373)       (373)
  Tax charge on exchange differences         --           --            --           (3)         (3)
  Corp Group share of associates'
  shares to be issued                        --           --            --            3           3
                                      ---------   ----------   -----------   ----------   ---------
AT 30 SEPTEMBER 2002                        700            9            --       (4,072)     (3,363)
                                      =========   ==========   ===========   ==========   =========

The amount in the profit and loss reserve relating to the defined benefit liability is L439 million (31 March 2002 L126 million liability, 2001 L120 million asset).

Exchange gains of L11 million (31 March 2002 L17 million, 2001 L265 million loss) and related tax charges of L3 million (31 March 2002 Lnil, 2001 credit of L79 million) on borrowings hedged against equity investments denominated in foreign currencies and losses of Lnil (31 March 2002 L1 million, 2001 L104 million loss) and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

related tax credits of Lnil (31 March 2002 Lnil, 2001 credit of L31 million) on associated tax equalisation swaps have been taken to Corp Group reserves.

23.    CASH FLOW

NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                                 Year ended
                                                              31 March 2000
                                                                      Total
                                                                  L million
                                                              -------------
Corp Group operating loss after exceptionals                           (165)
Depreciation charge                                                     155
Goodwill amortisation                                                   763
Increase in stock                                                      (122)
Increase in debtors                                                    (374)
Increase in creditors                                                   349
Increase in provisions                                                    4
                                                              -------------
                                                                        610
                                                              =============

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

                                                                         Year ended 31 March 2001
                                                           --------------------------------------
                                                           Continuing    Discontinued       Total
                                                            L million       L million   L million
                                                           ----------   -------------   ---------
Corp Group operating (loss)/profit after exceptionals            (133)            162          29
Operating exceptionals (note 4(a))                                 (1)             33          32
                                                           ----------   -------------   ---------
Group operating (loss)/profit before exceptionals                (134)            195          61
Depreciation charge                                               168              43         211
Goodwill amortisation                                             642              29         671
Increase in stock                                                (694)            (70)       (764)
Increase in debtors                                              (204)           (103)       (307)
(Decrease)/increase in creditors                                  (51)            180         129
Decrease in provisions                                            (51)            (17)        (68)
                                                           ----------   -------------   ---------
                                                                 (324)            257         (67)
                                                           ==========   =============   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                                         Year ended 31 March 2002
                                                           --------------------------------------
                                                           Continuing    Discontinued       Total
                                                            L million       L million   L million
                                                           ----------   -------------   ---------
Corp Group operating (loss)/profit after exceptionals          (6,153)             38      (6,115)
Operating exceptionals (note 4(a))                              5,169              41       5,210
                                                           ----------   -------------   ---------
Group operating (loss)/profit before exceptionals                (984)             79        (905)
Depreciation charge                                               217              28         245
Goodwill amortisation                                             406              25         431
Decrease/(increase) in stock                                      115             (20)         95
Decrease in debtors                                               554              18         572
Decrease in creditors                                            (427)            (42)       (469)
Increase in provisions                                             31              10          41
                                                           ----------   -------------   ---------
                                                                  (88)             98          10
                                                           ==========   =============   =========

                                                               Six months ended 30 September 2002
                                                       ------------------------------------------
                                                       Continuing        Discontinued       Total
                                                        L million           L million   L million
                                                       ----------   -----------------   ---------
Corp Group operating loss after exceptionals                 (485)                 (6)       (491)
Operating exceptionals (note 4(a))                            205                   1         206
                                                       ----------   -----------------   ---------
Group operating loss before exceptionals                     (280)                 (5)       (285)
Depreciation charge                                            75                   4          79
Goodwill amortisation                                          54                  --          54
Decrease/(increase) in stock                                  143                 (16)        127
Decrease/(increase) in debtors                                102                  (1)        101
Decrease in creditors                                        (201)                (23)       (224)
Increase/(decrease) in provisions                               7                  (1)          6
                                                       ----------   -----------------   ---------
                                                             (100)                (42)       (142)
                                                       ==========   =================   =========

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Income from loans, deposits and investments               114          27          24             31
Interest paid                                            (148)       (160)       (277)          (189)
Dividends paid to minority interests                       --          (1)         --             --
                                                    ---------   ---------   ---------   ------------
                                                          (34)       (134)       (253)          (158)
                                                    =========   =========   =========   ============

Of the above amount, continuing operations account for an outflow of L156 million for the six months ended 30 September 2002 (year ended 31 March 2002 L243 million, 2001 L127 million) and discontinued operations an outflow of L2 million (year ended 31 March 2002 L10 million, 2001 L7 million).

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

TAX PAID

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
UK tax (paid)/repaid                                     (111)        (74)         34              3
Overseas tax paid                                          (3)        (63)        (47)           (16)
                                                    ---------   ---------   ---------   ------------
                                                         (114)       (137)        (13)           (13)
                                                    =========   =========   =========   ============

The figure for tax paid of L13 million in the year ended 31 March 2002 includes net tax repayments of L110 million received in the year.

Of the above amount, continuing operations account for an outflow of L13 million for the six months ended 30 September 2002 (year ended 31 March 2002 L2 million, 2001 L117 million, 2000 L99 million) and discontinued operations an outflow of Lnil (31 March 2002 L11 million, 2001 L20 million, 2000 L15 million).

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Purchases of tangible fixed assets                    (305)       (578)       (361)           (27)
Purchases of fixed asset investments                  (129)       (111)       (342)           (21)
Sales of fixed asset investments                        --         638         334              3
Sales of tangible fixed assets                          40          17         173             20
                                                 ---------   ---------   ---------   ------------
                                                      (394)        (34)       (196)           (25)
                                                 =========   =========   =========   ============

Sales of tangible fixed assets shown above includes an amount of L20 million in respect of disposals treated as exceptional items in the profit and loss account in the six months ended 30 September 2002 (year ended 31 March 2002 L116 million, 2001 Lnil, 2000 Lnil).

Of the above amount, continuing operations account for an outflow of L21 million for the six months ended 30 September 2002 (year ended 31 March 2002 L160 million, 2001 L22 million), and discontinued operations an outflow of L4 million (31 March 2002 L36 million, 2001 L12 million).

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Investments in subsidiary companies (note
  25(a))                                            (4,111)       (843)        (37)            (3)
Net cash acquired with subsidiary company              137          --          --             --
Investments in joint ventures                           --          --         (65)            --
Sales of interests in subsidiary companies and
  associates (note 25(b))                               --         182       1,413            375
Net overdraft/(cash) disposed with subsidiary
  companies (note 25(b))                                --           3        (316)            15
                                                 ---------   ---------   ---------   ------------
                                                    (3,974)       (658)        995            387
                                                 =========   =========   =========   ============

NET CASH INFLOW/(OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Deposits made with banks and similar financial
  institutions                                         (7,041)     (1,325)     (4,241)           (83)
Deposits withdrawn from banks and similar
  financial institutions                                7,559       1,433       4,378              6
Purchases of Government and similar securities             (2)         --          --             --
Sales of Government and similar securities                107          --          --             --
Purchases of securities issued by banks and other
  corporate bodies                                         (3)         (1)        (51)            --
Sales of securities issued by banks and other
  corporate bodies                                         36          59         100             --
                                                    ---------   ---------   ---------   ------------
                                                          656         166         186            (77)
                                                    =========   =========   =========   ============

NET CASH INFLOW FROM FINANCING

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Increase/(decrease) in bank loans                    1,146        (918)      1,273            (62)
(Decrease)/increase in debenture loans                (249)         27         (90)            --
Increase in Bonds                                      899       1,213          --             --
Capital element of finance lease repayments              7          (6)         (2)            --
Increase/(decrease) in loans from plc and
  fellow subsidiaries of plc                           300         (84)         13             24
Decrease in loans to plc and fellow
  subsidiaries of plc                                   --         (15)       (160)            --
                                                 ---------   ---------   ---------   ------------
                                                     2,103         217       1,034            (38)
Loans repaid to joint ventures                         (70)         --          --             --
Other                                                  (46)         --          --             --
                                                 ---------   ---------   ---------   ------------
                                                     1,987         217       1,034            (38)
                                                 =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

24.    ANALYSIS OF NET MONETARY DEBT

                                                        Acquisitions/
                                                            disposals
                                       At                  (excluding     Other       Exchange          At
                                  1 April                    cash and   non-cash          rate    31 March
                                     2000   Cash flow     overdrafts)    changes    adjustment        2001
                                L million   L million       L million   L million    L million   L million
                                ---------   ---------   -------------   ---------   ----------   ---------
Cash and bank deposits
  repayable on demand                 221        (113)             --          --           10        118
Overdrafts                            (74)       (258)             --          --          (10)      (342)
                                            ---------
                                                 (371)
                                            ---------
Liquid resources                      403        (166)             --          --           14        251
                                            ---------
Amounts falling due within one
  year
  Bank loans                       (1,747)        941              --          --         (212)    (1,018)
  Debenture loans                      (8)        (36)             --          --           --        (44)
  Finance leases                       (1)         --              --          (2)          --         (3)
  Loans from plc and fellow
     subsidiaries of plc             (548)         84              --         (62)          --       (526)
  Loans to plc and fellow
     subsidiaries of plc               --          15              --          37           --         52
Amounts falling due after more
  than one year
  Bank loans                           --         (23)             --          --           --        (23)
  Debenture loans                     (37)          9             (19)        (31)          --        (78)
  Bonds                              (894)     (1,213)                         --          (58)    (2,165)
  Finance leases                       (8)          6              (4)          2           --         (4)
                                            ---------
                                                 (217)
                                ---------   ---------   -------------   ---------   ----------   --------
                                   (2,693)       (754)            (23)        (56)        (256)    (3,782)
                                =========   =========   =============   =========   ==========   ========

Non-cash movements in the year ended 31 March 2001 include an increase of L62 million in loans from plc for the cost of shares to be issued by plc, and an increase of L32 million in loans to Yeslink Limited for the cost of shares issued by Corp. There was also an increase of L31 million in debenture loans issued as consideration for the purchase of APT by Corp during the year.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                        Acquisitions/
                                                            disposals
                                       At                  (excluding     Other       Exchange          At
                                  1 April                    cash and   non-cash          rate    31 March
                                     2001   Cash flow     overdrafts)    changes    adjustment        2002
                                L million   L million       L million   L million    L million   L million
                                ---------   ---------   -------------   ---------   ----------   ---------
Cash and bank deposits
  repayable on demand                 118       1,188              --          --          (10)     1,296
Overdrafts                           (342)        236              --          --           (1)      (107)
                                            ---------
                                                1,424
                                            ---------
Liquid resources                      251        (186)             --          --           --         65
                                            ---------
Amounts falling due within one
  year
  Bank loans                       (1,018)     (1,267)             --          --           (3)    (2,288)
  Debenture loans                     (44)         90              --         (78)          --        (32)
  Finance leases                       (3)          2              --          (8)          --         (9)
  Loans from plc and fellow
     subsidiaries of plc             (526)        (13)             --         251           --       (288)
  Loans to plc and fellow
     subsidiaries of plc               52         160              --          (5)                    207
Amounts falling due after more
  than one year
Bank loans                            (23)         (6)             (3)         --           --        (32)
  Debenture loans                     (78)         --                          78           --         --
  Bonds                            (2,165)         --                          --           18     (2,147)
  Finance leases                       (4)         --                           4           --         --
                                            ---------
                                               (1,034)
                                ---------   ---------   -------------   ---------   ----------   --------
                                   (3,782)        204              (3)        242            4     (3,335)
                                =========   =========   =============   =========   ==========   ========

Non-cash movements in the year ended 31 March 2002 include a credit of L260 million to the debtor receivable from plc for the cost of shares to be issued by plc. This cost was previously charged to Corp and is no longer required due to the significant reduction in plc's share price.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                    Acquisitions/
                                                        disposals
                                   At                  (excluding       Other     Exchange             At
                              1 April                    cash and    non-cash         rate   30 September
                                 2002   Cash flow     overdrafts)     changes   adjustment           2002
                            L million   L million       L million   L million    L million      L million
                            ---------   ---------   -------------   ---------   ----------   ------------
Cash and bank deposits
  repayable on demand           1,296        (326)             --          --          (52)           918
Overdrafts                       (107)         79              --          --            2            (26)
                                        ---------
                                             (247)
                                        ---------
Liquid resources                   65          77              --          --            2            144
                                        ---------
Amounts falling due within
  one year
  Bank loans                   (2,288)         55              17         (54)         140         (2,130)
  Debenture loans                 (32)         --              --          --           --            (32)
  Finance leases                   (9)         --              --           7           --             (2)
  Loans from plc and
     fellow subsidiaries
     of plc                      (288)        (24)             --          17           --           (295)
  Loans to plc and fellow
     subsidiaries of plc          207          --              --        (186)         (21)            --
Amounts falling due after
  more than one year
  Bank loans                      (32)          7              --          --           --            (25)
  Bonds                        (2,147)         --              --          --           88         (2,059)
  Finance leases                   --          --              --          (7)          --             (7)
                                        ---------
                                               38
                            ---------   ---------   -------------   ---------   ----------   ------------
                               (3,335)       (132)             17        (223)         159         (3,514)
                            =========   =========   =============   =========   ==========   ============

Non-cash movements in the six months ended 30 September 2002 include a decrease in loans to plc resulting from the write off of amounts which Corp no longer consider to be recoverable.

The non-cash movement in bank loans results from the settling of an interest rate derivative by way of an increase in the Corp Group's borrowings.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

25.    ACQUISITIONS AND DISPOSALS

(A)    INVESTMENTS IN SUBSIDIARY COMPANIES

All acquisitions detailed below have been accounted for using the acquisition method.

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year ended 31 March 2001

                                                                            Fair value
                                                              Book value   adjustments       Total
                                                               L million     L million   L million
                                                              ----------   -----------   ---------
Tangible fixed assets                                                 24            --          24
Inventory                                                             31            (3)         28
Debtors                                                               63            (2)         61
Creditors and provisions                                             (80)          (12)        (92)
Loan capital                                                         (19)           --         (19)
Finance leases                                                        (4)           --          (4)
                                                              ----------   -----------   ---------
                                                                      15           (17)         (2)
                                                              ----------   -----------   ---------
Satisfied by:
  Cash paid                                                                                    843
  Loan notes issued                                                                             31
  plc shares to be issued                                                                       71
  Deferred consideration                                                                       327
                                                                                         ---------
                                                                                             1,272
                                                                                         ---------
Net addition in goodwill                                                                     1,274
                                                                                         =========

The fair value adjustments made in the year ended 31 March 2001 principally relate to the revaluation of inventory and debtors to net realisable value and provisions for professional costs in respect of the aborted pre-acquisition flotation of MSI.

The cost of the plc shares issued and shares to be issued was recharged from plc to the Corp Group.

Goodwill arising in the year ended 31 March 2001 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Metapath Software International, Inc.                               510
Mariposa Technology, Inc.                                           195
Splice Transmissao SA                                               101
Systems Management Specialists, Inc.                                 90
Albany Partnership Limited                                           71
Other                                                               307
                                                              ---------
Net addition in goodwill                                          1,274
                                                              =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year ended 31 March 2002

                                                                            Accounting
                                                              Fair value        policy
                                                Book value   adjustments   adjustments       Total
                                                 L million     L million     L million   L million
                                                ----------   -----------   -----------   ---------
Tangible fixed assets                                    3            --           --            3
Investments                                              6            --           (6)          --
Inventory                                                1            (1)          --           --
Debtors                                                  2            --           --            2
Creditors and provisions                                (7)           (1)          --           (8)
Loan capital                                            (3)           --           --           (3)
                                                ----------   -----------   ----------    ---------
                                                         2            (2)          (6)          (6)
                                                ----------   -----------   ----------    ---------
Satisfied by:
  Cash paid                                                                                     23
  Deferred consideration                                                                        10
                                                                                         ---------
                                                                                                33
                                                                                         ---------
Goodwill arising in the Corp Group in the year
  ended 31 March 2002                                                                           39
                                                                                         ---------
Deferred consideration paid in respect of
  prior acquisitions                                                                            14
Adjustment to consideration in respect of
  prior acquisitions                                                                           (77)
Additional fair value adjustments in respect
  of prior acquisitions                                                                         14
                                                                                         ---------
Net reduction in goodwill                                                                      (10)
                                                                                         =========

Following adjustments to consideration on the acquisition of Splice Transmissao SA, MSI, Mariposa Technology, Inc. and APT, goodwill has been reduced by L45 million, L19 million, L4 million and L2 million, from L101 million, L510 million, L195 million and L71 million respectively.

Additional consideration paid in respect of Bosch Public Networks Limited during the year ended 31 March 2002 increased goodwill to L51 million from L44 million.

The fair value adjustments in respect of prior year acquisitions principally relate to additional provisions for fixed assets and inventory on the acquisition of SMS. These adjustments increased goodwill from L90 million to L104 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Goodwill arising in the year ended 31 March 2002 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Northwood Technologies Inc.                                          19
Telit Networks S.p.A.                                                15
Other                                                                 5
                                                              ---------
Goodwill arising on acquisitions in the year ended 31 March
  2002                                                               39
                                                              ---------
Metapath Software International, Inc.                               (19)
Mariposa Technology, Inc.                                            (4)
Splice Transmissao SA                                               (45)
Bosch Public Networks                                                 7
Systems Management Specialists, Inc.                                 14
Albany Partnership Limited                                           (2)
                                                              ---------
Adjustments to purchase consideration and fair values in
  respect of acquisitions in the prior year                         (49)
                                                              ---------
Net reduction in goodwill                                           (10)
                                                              =========

Northwood Technologies Inc. and Telit Networks S.p.A. were acquired on 24 May 2001 and 18 April 2001 respectively.

No subsidiaries were acquired in the six months to 30 September 2002. In the six months to 30 September 2002 adjustments were posted to consideration on the acquisition of MSI and Albany Partnership Limited. Goodwill has been reduced by L8 million and L1 million respectively.

Goodwill arising in the six months ended 30 September 2002 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Metapath Software International, Inc.                                (8)
Albany Partnership Limited                                           (1)
                                                              ---------
Adjustments to purchase consideration and fair values in
  respect of acquisitions in the prior year                          (9)
                                                              ---------
Net reduction in goodwill                                            (9)
                                                              =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(B)    SALES OF INTERESTS IN SUBSIDIARIES AND ASSOCIATES

During the year ended 31 March 2001 the Corp Group disposed of the Avery Berkel Group, Woods Air Movement Limited Group and its 50 per cent. interest in Comstar. Net assets disposed of and the related sales proceeds were as follows:

                                                                  Total
                                                              L million
                                                              ---------
Net assets sold
  Tangible fixed assets                                              23
  Investments in joint ventures and associates                       44
  Inventory                                                          45
  Debtors                                                            65
  Overdrafts                                                         (3)
  Creditors and provisions                                          (39)
  Goodwill                                                            7
                                                              ---------
                                                                    142
                                                              ---------
Accounted for by:
  Cash consideration, net of transaction costs paid                 182
  Loan notes                                                         15
                                                              ---------
Profit on disposal                                                   55
                                                              =========

As part of the consideration received in respect of the disposal of the Woods Air Movement Limited Group, the Corp Group acquired a 42 per cent. shareholding in Global Air Movement Holdings Limited, this is valued at Lnil, being the Corp Group's share of the fair value of the net assets of the company.

During the year ended 31 March 2002 the significant businesses disposed of by the Corp Group and their respective dates of completion, were as follows:

ipsaris Limited                                26 July 2001
Marconi Medical Systems, Inc.                  19 October 2001
Business of Marconi Optical Components         1 February 2002
  Limited
Marconi Commerce Systems, Inc.                 1 February 2002
Marconi Data Systems, Inc.                     5 February 2002
General Domestic Appliances Holdings Limited   4 March 2002

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Net assets disposed of and the related sales proceeds during the year ended 31 March 2002 were as follows:

                                                Medical    Commerce        Data
                                                Systems     Systems     Systems       Other       Total
                                              L million   L million   L million   L million   L million
                                              ---------   ---------   ---------   ---------   ---------
Net assets sold
  Tangible fixed assets                              97          70          10         275         452
  Investments in joint ventures and
     associates                                       7           1          --          89          97
  Inventory                                         161          49          21           9         240
  Debtors                                           374          82          49          31         536
  Cash at bank                                       18          11          10         289         328
  Overdrafts                                         (1)         (9)         (2)         --         (12)
  Creditors and provisions                         (281)        (94)        (33)       (438)       (846)
  Goodwill                                          152          79          40          92         363
                                              ---------    --------   ---------   ---------   ---------
                                                    527         189          95         347       1,158
                                              ---------    --------   ---------   ---------   ---------
Accounted for by:
  Cash consideration, net of transaction
     costs paid                                     729         225         283         176       1,413
  Deferred consideration and accrued
     transaction costs                              (47)         (7)         (7)        (15)        (76)
  Shares received                                    --          --          --         263         263
                                              ---------    --------   ---------   ---------   ---------
Profit on disposal                                  155          29         181          77         442
                                              =========    ========   =========   =========   =========

The consideration received in respect of the disposal of ipsaris Limited was 77,508,177 shares in Easynet Group Plc, representing a 70.1 per cent. holding. This consideration was valued at L235 million.

The consideration received in respect of the disposal of the Marconi Optical Components' business was 12,891,000 shares in Bookham Technology plc, representing a 9 per cent. holding. This consideration was valued at L19 million.

Consideration for disposal of 25 per cent. of Marconi Communications South Africa was a 30 per cent. holding in African Renaissance Holdings Limited. This consideration was valued at L9 million.

The unrealised gain on disposal of ipsaris Limited of L9 million has been taken to the Statement of Total Recognised Gains and Losses in accordance with UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate".

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Net assets disposed of and the related sales proceeds during the six months ended 30 September 2002 were as follows:

                                                                                      Six months
                                                        Marconi                            ended
                                                        Applied           Marconi   30 September
                                                   Technologies            Mobile           2002
                                                          Group   Holdings S.p.A.          Total
                                                      L million         L million      L million
                                                   ------------   ---------------   ------------
Net assets sold
  Tangible fixed assets                                      18                38             56
  Inventory                                                  23               191            214
  Debtors                                                    19               264            283
  Cash at bank                                                2                36             38
  Bank loans and overdrafts                                  --               (70)           (70)
  Taxation                                                   --                (3)            (3)
  Creditors and provisions                                  (19)             (163)          (182)
  Goodwill                                                    1               120            121
  Minority interests                                         --                (4)            (4)
  Retirement benefit deficit                                 --               (33)           (33)
                                                   ------------   ---------------   ------------
                                                             44               376            420
Accounted for by:
  Cash consideration                                         50               339            389
  Deferred consideration and accrued transaction
     costs                                                   (2)               (4)            (6)
                                                   ------------   ---------------   ------------
Profit/(loss) on disposal                                     4               (41)           (37)
                                                   ============   ===============   ============

Marconi Mobile Holdings S.p.A., the holding company for the Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002.

26.    POST RETIREMENT BENEFITS

The Corp Group operates defined benefit pension plans in the UK, other European countries and the US and post-retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan ("UK Plan") in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 30 September 2002 by independent qualified actuaries.

As a result of the separation of Marconi Electronic Systems ("MES") in November 1999, the MES employees ceased to participate in the UK Plan and, on 6 April 2000, were transferred to a new BAE SYSTEMS plc pension scheme (the BAE SYSTEMS plc 2000 Pension Plan -- the "BAE Plan") providing identical benefits to the UK Plan. A share of the UK Plan's assets were transferred to the corresponding new BAE Plan, proportional to the share of the total UK Plan's liabilities as at 6 April 2000 that were attributable to the MES members, based on actuarial calculations performed as at 6 April 2000.

For the US plans, full valuations were carried out at dates between 1 January 2001 and 31 March 2002 and updated as applicable to 30 September 2002 by independent qualified actuaries.

For the other European unfunded plans, valuations were carried out for accounting purposes at 30 September 2002 by independent qualified actuaries.

The contributions made to the plans in the six months ended 30 September 2002 totalled L19 million (year ended 31 March 2002 L36 million, 2001 L46 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Since 6 April 2002 the contributions to the UK Plan were 14.2 per cent. of pensionable pay, reducing to 8.2 per cent. on 1 November, 2002. Other than Italy, where approximately 7.4 per cent. of pensionable pay is accrued,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

the Corp Group is not making significant contributions to its overseas funded plans due to the surpluses in the schemes at the time of the last funding valuation.

The Corp Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to L1 million for the six months ended 30 September 2002 (year ended 31 March 2002 L25 million, 2001 L20 million).

Contributions to both the defined benefit and defined contribution schemes in the year ended 31 March 2000 were L26 million.

The major assumptions used by the actuaries to determine the liabilities for the significant defined benefit plans are set out below:

                                                                                                             At 30 September
                                  At 31 March 2000         At 31 March 2001         At 31 March 2002               2002
                               ----------------------   ----------------------   ----------------------   ----------------------
                                          Rest of the              Rest of the              Rest of the              Rest of the
                                   UK           world       UK           world       UK           world       UK           world
                               (% pa)          (% pa)   (% pa)          (% pa)   (% pa)          (% pa)   (% pa)          (% pa)
                               ------   -------------   ------   -------------   ------   -------------   ------   -------------
AVERAGE ASSUMPTIONS USED:
Rate of general increase in
  salaries                      5.00%           4.63%    4.50%           4.92%    4.75%           4.23%    4.50%       3.0%-5.1%
Rate of increase in pensions
  in payment                    3.00%           2.00%    2.50%           2.00%    2.75%           1.50%    2.50%       1.5%-2.5%
Rate of increase for deferred
  pensioners                    3.00%             N/A    2.50%             N/A    2.75%             N/A    2.50%             N/A
Rate of credited interest       6.00%             N/A    5.75%             N/A    5.50%             N/A    4.00%             N/A
Discount rate applied to
  liabilities                   6.00%           7.64%    6.00%           7.49%    6.00%           6.85%    5.25%       5.5%-6.5%
Inflation assumption            3.00%           2.44%    2.50%           2.44%    2.75%           2.25%    2.50%       1.5%-2.5%
Expected healthcare trend
  rates                           N/A      7% pre 65,      N/A   7% pre 65, 9%      N/A      6% pre 65,      N/A   7% pre 65, 7%
                                          10% post 65                  post 65             7.5% post 65                  post 65
                                          reducing to              reducing to              reducing to              reducing to
                                        5% after 2005            5% after 2005            5% after 2005            5% after 2005
                               ======   =============   ======   =============   ======   =============   ======   =============

The UK Plan provides benefits to members on the best of three bases. One of these bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The assumption reflects the UK Plan Trustee's practice of declaring credited interest. The interest rate has been revised between 31 March 2002 and 30 September 2002 so that the level of credited interest is not as high as previously. The discretionary level of credited interest has been treated as a constructive obligation.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

PENSION PLANS

The assets in the UK Plan and the expected rates of return were:

                           Long-term               Long-term               Long-term               Long-term
                            expected    Value at    expected    Value at    expected    Value at    expected       Value at
                             rate of    31 March     rate of    31 March     rate of    31 March     rate of   30 September
                              return        2000      return        2001      return        2002      return           2002
                                   %   L million           %   L million           %   L million           %      L million
                           ---------   ---------   ---------   ---------   ---------   ---------   ---------   ------------
Equities                       8.00%      1,563        8.00%      1,476        8.25%        685        8.50%            502
Bonds                          4.75%        937        4.75%      1,050        5.25%      1,322        5.00%          1,699
Property                       6.50%        109        7.00%        153        6.75%        108        6.75%            115
Cash                           6.00%        123        5.00%         --        4.00%        384        4.00%             39
                                       --------                --------                --------                ------------
Total market value of
  assets                       6.74%      2,732        6.67%      2,679        5.95%      2,499        5.81%          2,355
                                       --------                --------                --------                ------------
Present value of plan
  liabilities                            (2,515)                 (2,459)                 (2,506)                     (2,653)
                                       --------                --------                --------                ------------
Net pension
  asset/(liability)
  before deferred tax                       217                     220                      (7)                       (298)
Deferred tax liability                      (65)                    (66)                     --                          --
                                       --------                --------                --------                ------------
Net pension
  asset/(liability) after
  deferred tax                              152                     154                      (7)                       (298)
                                       ========                ========                ========                ============

The assets in the overseas plans and the expected rates of return were:

                           Long-term               Long-term               Long-term               Long-term
                            expected    Value at    expected    Value at    expected    Value at    expected       Value at
                             rate of    31 March     rate of    31 March     rate of    31 March     rate of   30 September
                              return        2000      return        2001      return        2002      return           2002
                                   %   L million           %   L million           %   L million           %      L million
                           ---------   ---------   ---------   ---------   ---------   ---------   ---------   ------------
Equities                      10.00%        306       10.00%        336       10.00%         89       10.00%             59
Bonds                          6.00%        133        6.00%        146        6.00%         71        6.00%             60
Other                          9.00%         54        9.00%         60        9.00%         18        9.00%             16
                                       --------                --------                --------                ------------
Total market value of
  assets                       8.81%        493        8.81%        542        8.30%        178        8.09%            135
Present value of plan
  liabilities                              (443)                   (524)                   (259)                       (245)
                                       --------                --------                --------                ------------
Net pension
  asset/(liability)
  before deferred tax                        50                      18                     (81)                       (110)
Deferred tax liability                      (52)                    (20)                     (9)                         --
                                       --------                --------                --------                ------------
Net pension liability
  after deferred tax                         (2)                     (2)                    (90)                       (110)
                                       ========                ========                ========                ============

OTHER POST RETIREMENT BENEFITS

Present value of plan liabilities and net
pension liability before deferred tax            (50)                   (50)                   (38)                       (31)
Deferred tax asset                                18                     18                      9                         --
                                            --------               --------               --------               ------------
Net pension liability after deferred tax         (32)                   (32)                   (29)                       (31)
                                            ========               ========               ========               ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------
Analysis of the amount charged to operating profit/(loss)

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Current service cost                   (38)        (15)          (2)        (55)        (46)        (16)          (1)        (63)
Past service cost                       --          (1)          --          (1)         --          (2)          --          (2)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Total operating charge/(credit)        (38)        (16)          (2)        (56)        (46)        (18)          (1)        (65)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Current service cost                   (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
Past service cost                       --          --           --          --          --          --           --          --
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Total operating charge/(credit)        (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

Analysis of other amounts charged to the profit and loss account

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Gain/(loss) on settlements              --          --           --          --          --          --           --          --
(Loss)/gain on curtailments             --          --           --          --          --          (1)           9           8
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net (loss)/gain charged to
  profit and loss account               --          --           --          --          --          (1)           9           8
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Gain/(loss) on settlements               2          (4)          14          12          --          33           --          33
(Loss)/gain on curtailments             --          --           --          --          28          --            5          33
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net (loss)/gain charged to
  profit and loss account                2          (4)          14          12          28          33            5          66
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

Of the amounts above L66 million was credited to non-operating exceptionals for the six months to 30 September 2002 (year ended 31 March 2002 Lnil, 2001 Lnil, 2000 Lnil). Lnil was charged to operating profit for the six months to 30 September 2002 (year ended 31 March 2002 L12 million, 2001 L8 million, 2000
Lnil).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Analysis of the amount credited to other finance income

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Expected return on pension
  scheme assets                        168          40           --         208         181          50           --         231
Interest on pension scheme
  liabilities                         (140)        (28)          (4)       (172)       (147)        (36)          (4)       (187)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net finance income/(cost)               28          12           (4)         36          34          14           (4)         44
                                 =========   =========   ==========   =========   =========   =========   ==========   =========
Net (cost)/ income                     (10)         (4)          (6)        (20)        (12)         (5)           4         (13)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Expected return on pension
  scheme assets                        174          47           --         221          73           7           --          80
Interest on pension scheme
  liabilities                         (142)        (36)          (3)       (181)        (74)         (8)          (1)        (83)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net finance income/(cost)               32          11           (3)         40          (1)         (1)          (1)         (3)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========
Net (cost)/ income                      (3)         (9)          10          (2)         12          24            4          40
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The net (cost)/income represents the operating charge plus curtailment and settlement gains and losses less net finance income.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------
Analysis of amount recognised in the consolidated statement of total recognised gains and losses ("STRGL")

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actual return less expected
  return on pension scheme
  assets -- (gains)/losses            (142)        (28)          --        (170)        139          47           --         186
Experience (gains) and losses
  arising on the scheme
  liabilities                           59           4           --          63          41           9            1          51
Changes in assumptions
  underlying the present value
  of the scheme liabilities --
  (gains)/losses                        --         (44)          (4)        (48)       (166)          1            1        (164)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actuarial (gain)/loss
  recognised in STRGL                  (83)        (68)          (4)       (155)         14          57            2          73
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actual return less expected
  return on pension scheme
  assets -- (gains)/losses             218          59           --         277         154          29           --         183
Experience (gains) and losses
  arising on the scheme
  liabilities                          (20)         10            1          (9)         38           2            1          41
Changes in assumptions
  underlying the present value
  of the scheme liabilities --
  (gains)/losses                        52          29            2          83         127          20            2         149
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actuarial (gain)/loss
  recognised in STRGL                  250          98            3         351         319          51            3         373
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The main element of the amount recognised in the STRGL in all periods has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For all periods other than the year ended 31 March 2000, actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been the gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each period end for the UK Plan. At 31 March 2001, the assumed rates of increase in inflation, salary and pension increases fell compared with those used at 31 March 2000. These changes resulted in a decrease in the present value of the liabilities at 31 March 2001 compared with those calculated at 31 March 2000, and this gave rise to a gain over the period. The assumptions were all increased at 31 March 2002 and again at 30 September 2002, resulting in an increase in the present value of liabilities at both period ends compared with those calculated at the end of the prior periods, and this gave rise to a loss over both periods.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------
Movement in surplus/(deficit) during the period

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surplus/(deficit) at the
  beginning of the period              120          24          (52)         92         217          50          (50)        217
Movement in period:
  Current service cost                 (38)        (15)          (2)        (55)        (46)        (16)          (1)        (63)
  Contributions and benefit
    payments                            24           5            4          33          29          17            4          50
  Past service cost                     --          (1)          --          (1)         --          (2)          --          (2)
  Settlement gain/(loss)                --          --           --          --          --          --           --          --
  Curtailment (loss)/gain               --          --           --          --          --          (1)           9           8
  Other finance income/(charge)         28          12           (4)         36          34          14           (4)         44
  Actuarial loss                        83          68            4         155         (14)        (57)          (2)        (73)
  Acquisition                           --         (50)          --         (50)         --          --           --          --
  Foreign exchange                      --           7           --           7          --          13           (6)          7
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
  Surplus/(deficit) at end of
    the period                         217          50          (50)        217         220          18          (50)        188
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surplus/(deficit) at the
  beginning of the period              220          18          (50)        188          (7)        (81)         (38)       (126)
Movement in period:
  Current service cost                 (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
  Contributions and benefit
    payments                            26          10            5          41          16           3            2          21
  Past service cost                     --          --           --          --          --          --           --          --
  Settlement gain/(loss)                 2          (4)          14          12          --          33           --          33
  Curtailment (loss)/gain               --          --           --          --          28          --            5          33
  Other finance income/(charge)         32          11           (3)         40          (1)         (1)          (1)         (3)
  Actuarial loss                      (250)        (98)          (3)       (351)       (319)        (51)          (3)       (373)
  Acquisition                           --          --           --          --          --          --           --          --
  Foreign exchange                      --          (2)          --          (2)         --          (5)           4          (1)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
  Surplus/(deficit) at end of
    the period                          (7)        (81)         (38)       (126)       (298)       (110)         (31)       (439)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The net surplus/(deficit) is analysed by jurisdiction as follows:

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surpluses                              217         247           --         464         220         127           --         347
Deficits                                --        (197)         (50)       (247)         --        (109)         (50)       (159)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net surplus/(deficit) at end of
  the period                           217          50          (50)        217         220          18          (50)        188
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surpluses                               --          28           --          28          --          --           --          --
Deficits                                (7)       (109)         (38)       (154)       (298)       (110)         (31)       (439)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net surplus/(deficit) at end of
  the period                            (7)        (81)         (38)       (126)       (298)       (110)         (31)       (439)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------
History of experience gains and losses

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Difference between the expected
  and actual return on scheme
  assets (gains)/losses:
  Amount (L million)                  (142)        (28)          --        (170)        139          47           --         186
  Percentage of scheme assets
    (%)                               (5.2)%      (5.7)%         --        (5.3)%       5.2%        8.7%          --         5.8%
Experience (gains) and losses
  on scheme liabilities:
  Amount (L million)                    59           4           --          63          41           9            1          51
  Percentage of the present
    value of the scheme
    liabilities (%)                    2.3%       (0.9)%         --         2.1%        1.7%        1.7%         2.0%        1.7%
Total amount recognised in
  statement of total recognised
  (gains) and losses:
  Amount (L million)                   (83)        (68)          (4)       (155)         14          57            2          73
  Percentage of the present
    value of the scheme
    liabilities (%)                   (3.3)%     (15.3)%         (8)%      (5.1)%       0.6%       10.9%         4.0%        2.4%
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Difference between the expected
  and actual return on scheme
  assets (gains)/losses:
  Amount (L million)                   218          59           --         277         154          29           --         183
  Percentage of scheme assets
    (%)                                8.7%       33.1%          --        10.3%        6.5%       21.5%          --         7.3%
Experience (gains) and losses
  on scheme liabilities:
  Amount (L million)                   (20)         10            1          (9)         38           2            1          41
  Percentage of the present
    value of the scheme
    liabilities (%)                   (0.8)%       3.9%         2.6%       (0.3)%       1.4%        0.8%         3.2%        1.4%
Total amount recognised in
  statement of total recognised
  (gains) and losses:
  Amount (L million)                   250          98            3         351         319          51            3         373
  Percentage of the present
    value of the scheme
    liabilities (%)                   10.0%       37.8%         7.9%       12.5%       12.0%       20.8%         9.7%       12.7%
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The assets and liabilities relating to certain of the overseas pension schemes are subject to final adjustment after the separation of the schemes as part of the disposal of the businesses that support them.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

27.    OTHER INFORMATION

(A)    CONTINGENT LIABILITIES

                                                             As at 31 March              As at
                                                          ---------------------   30 September
                                                               2001        2002           2002
                                                          L million   L million      L million
                                                          ---------   ---------   ------------
Contingent liabilities                                           25          10             30
                                                          =========   =========   ============

The Corp Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The Corp Group has also provided third party guarantees and performance bonds. The total amount disclosed above represents the Corp's best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

(B)    CAPITAL EXPENDITURE

                                                          As at 31 March                    As at
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Commitments contracted at end of period                 59          93           3              6
                                                 =========   =========   =========   ============

(C)    OPERATING LEASES

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Charges in the period
  Land and buildings                                    30          37          39             19
  Other items                                           15          16          12             12
                                                 ---------   ---------   ---------   ------------
                                                        45          53          51             31
                                                 =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                                                                 Year ended           Six months
                                                                  31 March                 ended
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Amounts payable under operating leases which fall due in
  the next financial year:
  Land and buildings, leases expiring
     Within one year                                               11           3              5
     Between two and five years                                    22          10             16
     After five years                                              14          44             43
  Other items, leases expiring
     Within one year                                                3           3              3
     Between two and five years                                    12          13             17
     After five years                                               7          --              4
                                                            ---------   ---------   ------------
                                                                   69          73             88
                                                            =========   =========   ============

(D)    FEES PAID TO AUDITORS

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Audit services                                           2           2           2              1
Audit-related services                                   4           4           4              6
Tax services and other compliance work                   1           1           2              1
Business support and other services                      3           2           3             --
                                                 ---------   ---------   ---------   ------------
                                                        10           9          11              8
                                                 =========   =========   =========   ============

All business support and other services were awarded after a competitive tendering process had been undertaken.

28.    FINANCIAL INSTRUMENTS

TREASURY POLICIES AND ORGANISATION

plc's Board of Directors has approved the policies and procedures of the Corp Group's treasury function and assigned the co-ordination of the Corp Group's treasury activities to the Corp Group. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions except certain forward exchange contracts relating to the hedging of foreign currency transaction exposures arising in the operating businesses which have in the past been managed by those operating units as described below. All treasury related transactions undertaken by our operating businesses are required to be in accordance with guidelines laid down by our central treasury function and comply with the group risk management policies.

Short-term debtors and creditors have been excluded from all disclosures within this note except the currency profile.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

FINANCIAL INSTRUMENTS

The Corp Group uses financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign currency contracts) to manage interest rate and currency risk exposures.

It is the Corp Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Corp Group.

The main risks faced by the Corp Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk, counterparty risk and share price risk. The plc Board reviews and agrees policies for managing each of these, which are summarised below.

LIQUIDITY RISK

The Corp Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

                                                                 At 31 March                  At
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Gross borrowings                                                3,677       4,615          4,281
                                                            =========   =========   ============

The Corp Group's gross borrowings as at 31 March 2001 reflected increased levels of working capital as the businesses grew, including higher than normal inventory of optical components together with increased net capital expenditure of the growth businesses.

The Corp Group's gross borrowings as at 31 March 2002 reflected operating cash outflows and financing transactions in the first half of the year, offset by debt reductions funded from disposal proceeds.

The Corp Group's gross borrowings as at 30 September 2002 reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications business, and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements.

The Corp Group's net debt was L3,219 million at 30 September 2002 (31 March 2002 L3,254 million, 2001 L3,308 million).

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Net debt as reported in the reconciliation of net cash flow
  to movements in net monetary debt                              (3,782)     (3,335)        (3,514)
Net creditor with plc and fellow subsidiaries of the plc
  Group                                                             474          81            295
                                                              ---------   ---------   ------------
Net debt as reported in accordance with FRS13 disclosures        (3,308)     (3,254)        (3,219)
                                                              =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

The Corp Group's cash and liquid resources are analysed as follows:

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Sterling                                                             99         277            149
US dollars                                                           66         726            508
Euro                                                                124         239            352
Other                                                                80         119             53
                                                              ---------   ---------   ------------
                                                                    369       1,361          1,062
                                                              =========   =========   ============

At 30 September 2002, the Corp Group had E3.6 billion (31 March 2002 E3.6 billion, 2001 E7 billion) of syndicated bank facilities. At 30 September 2002 and 31 March 2002 all these syndicated facilities were payable on demand.

As previously disclosed, the majority of the Corp Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Corp Group's Syndicate Banks and Bondholders (including the Bond trustees) and also in favour of one of the ESOP Derivative Banks. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and Bondholders.

The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002, and the balance of this secured cash amounted to L735 million at 30 September 2002. The Corp Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule takes account of the Corp Group's anticipated cash inflows and outflows, and is consistent with the Corp Group's expectations as to its liquidity needs for the relevant period.

Further details on the interim security and the Corp Group's liquidity risk are set out in note 1.

INTEREST RATE RISK

It has in the past been Corp Group policy to maintain at least 50 per cent. of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superseded by the requirement to manage immediate liquidity including the cancellation of all outstanding derivatives positions. Consequently, during the first half of the financial year, out-of-the-money interest rate swap arrangements with fair value of L54 million were converted to new loan agreements, and cash proceeds of L8 million were received from unwinding in-the-money interest rate swap arrangements. At 30 September 2002, 53 per cent. (31 March 2002 57 per cent., 2001 74 per cent.) of the Corp Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 30 per cent. (31 March 2002 43 per cent., 2001 55 per cent.) were at fixed dollar rates of interest and 22 per cent. (31 March 2002 14 per cent., 2001 18 per cent.) were at fixed Euro rates of interest.

In the six months ended 30 September 2002, the average interest rate received on cash and liquid investments was approximately 2.4 per cent. per annum. The largest proportion of investments was in US$ deposits. The Corp Group held an average of approximately $850 million in US$ deposits, earning an average interest rate of 1.75 per cent. per annum.

In the year ended 31 March 2002, the average interest rate received on cash and liquid investments was approximately 5.2 per cent. per annum. The largest proportion of investments was in US dollar deposits -- the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

Corp Group held an average of approximately $400 million in US dollar deposits, earning an average interest rate of 1.9 per cent. per annum. These US dollar deposits match in part the US dollar borrowings referred to below.

In the year ended 31 March 2001, the average interest rate received on cash and liquid investments was approximately 4.5 per cent. per annum. The largest proportion of investments was in sterling deposits -- the Corp Group held an average of L152 million in sterling deposits, earning an average interest rate of 5.9 per cent. per annum.

Due to the proportion of fixed rate debt, the Corp Group's interest charge has limited exposure to interest rate movements. Consequently an increase in market interest rates of one percentage point would have increased loss before taxation in the six months ended 30 September 2002 by approximately L5 million (year ended 31 March 2002 L12 million, 2001 L4 million).

FOREIGN EXCHANGE RISK

The Corp Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Corp Group are the US dollar, sterling and the Euro.

The foreign currency management policy of the Corp Group seeks to minimise the impact of fluctuations in exchange rates on future cash flows and requires subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure is identified. These exposures are hedged by the use of spot and forward exchange contracts.

The Corp Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Corp Group's policy to hedge the exposures arising from the translation of these overseas results into sterling.

Gross borrowings at 30 September 2002 were L4,281 million (31 March 2002 L4,615 million, 2001 L3,677 million) and approximately 84 per cent. (31 March 2002 86 per cent., 2001 96 per cent.) of these were denominated in foreign currencies in order to form a hedge for the Corp Group's investments in currencies other than sterling. Of these, 61 per cent. (31 March 2002 62 per cent., 2001 59 per cent.) denominated in US dollars formed a hedge for the Corp Group's investment in the US, and 22 per cent. (31 March 2002 23 per cent., 2001 34 per cent.) denominated in Euros formed a hedge for the Corp Group's investments in the Eurozone.

Under UK tax regulations, the Corp Group is exposed to tax on changes in the translations into sterling of its foreign currency borrowings. The Corp Group has in the past had outstanding derivative contracts with certain of its banks to eliminate the cash flow exposure resulting from these tax payments.

No such contracts were outstanding in the six months ended 30 September 2002.

The Corp Group has subsidiaries in most of the European countries which have converted to the Euro, and the major subsidiaries are located in Italy and Germany. Internal Corp Group reporting from companies in the Eurozone was switched to the Euro on 1 April 2001. The programme to ensure that all Eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

COUNTERPARTY RISK

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

In the year ended 31 March 2001, Marconi Finance plc was established to provide finance to customers of the Corp Group. As at 31 March 2001, the Corp Group had committed L170 million of vendor finance to customers of which L135 million had been drawn down.

As at 31 March 2002, the Group had vendor finance commitments of approximately L100 million ($142 million), of which L58 million ($82 million) had been drawn. In addition, the Corp Group provided a $90 million counter-indemnity to Phillips relating to the sale of Medical Systems. Approximately $42 million was paid out against this indemnity during the period to 31 March 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

As at 30 September 2002, the Corp Group had vendor finance commitments of approximately L68 million ($107 million) of which L54 million ($84 million) had been drawn.

The Corp Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Corp Group's focus on its core base of incumbent carrier customers. When the Corp Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers having strategic interests aligned with the Corp Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Corp Group has satisfactorily accommodated most customer financing requests and will not require Corp Group cash resources to fund these activities in the foreseeable future.

In addition, the Corp Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. The Corp Group had L221 million of Performance Bonds outstanding as at 30 September 2002 with both banks and insurance companies worldwide. The reduction from L500 million of bonds outstanding at 31 March 2002 was mainly the result of the disposal of Strategic Communications. Some of these bonds were covered by counter indemnities from Corp and others have counter indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing Restructuring all Performance Bonds currently have to be fully cash collateralised under a bonding facility agreed with some of the Corp Group's relationship banks. Since February 2002, Marconi Bonding Ltd (a special purpose vehicle used for this purpose) has procured the issue of approximately L80 million of performance bonding (on a fully cash collateralised basis) on behalf of other Corp Group companies.

INSURANCE RISK MANAGEMENT

The Corp Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers' and public and products liability. The Corp Group maintains the types of property and liability insurance which Corp regards as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate.

When considering the appropriateness of insurance cover, Corp has made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. Corp has determined what they believe to be the appropriate level of cover having regard, among other things, to the Corp Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Corp Group's industry.

The use of global policies and centrally appointed brokers allows the Corp Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Corp Group as a whole. The Corp Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Corp Group benefits from good relationships with its major insurers.

PLC SHARE PRICE RISK

The Corp Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOPs"). Under these plans, options may be satisfied by way of a transfer of existing plc Shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new plc Shares.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, the independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT"), entered into swap contracts with three financial institutions (the ESOP Derivative Banks) to purchase a total of 40 million shares in the future at prices which were fixed at the date of the contract. At 30 September 2002, the purchase of 38.5 million shares under these contracts was outstanding. The Corp Group's maximum exposure under the contracts is L337 million, plus accrued finance charges. This amount had been accrued at 30 September 2002. Certain contracts require BCT to deposit cash collateral with the relevant ESOP Derivative Banks if the share price falls to certain levels stipulated in those contracts. Corp, at the request of plc, funds the provision of this collateral. At 30 September 2002, L214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in plc's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised. Following completion of the proposed Restructuring, existing plc options will no longer be exercisable.

The remaining principal amount of L123 million under these contracts, together with accrued finance charges of L44 million at 30 September 2002 is the subject of claims brought against the Corp Group by the ESOP Derivative Banks. As part of the Corp Group's proposed Restructuring, it was agreed on 28 August 2002 that L170 million of the Corp Group's cash will be restricted and will be deposited in an escrow account pending settlement of potential liabilities in respect of these claims. Further information relating to the proposed post balance sheet settlement of these claims is set out in note 29.

EXCHANGE RATE SENSITIVITY

                                                                Percentage reduction in
                                                              Corp Group reported sterling
                                                                 operating loss before
                                                               goodwill amortisation and
                                                                   exceptional items
                                                              ----------------------------
                                                              For the year
                                                                 ended         For the six
                                                                31 March      months ended
                                                              ------------    30 September
                                                              2001    2002            2002
                                                              ----    ----    ------------
10 PER CENT. REDUCTION IN THE VALUE OF:
US dollar                                                     (2.1)   (3.6)           (2.4)
Euro-traded currencies                                        (2.8)   (0.6)           (3.9)
Other                                                         (0.3)   (0.4)           (0.8)
                                                              ----    ----    ------------
Total                                                         (5.2)   (4.6)           (7.1)
                                                              ====    ====    ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

(A)    CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

Financial assets

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Corp Group's financial assets is as follows:

AT 31 MARCH 2001

                                                                             Fixed rate                      Non-interest
                                    Floating       Fixed   Non-interest         average     Fixed rate   bearing weighted
                           Total        rate        rate        bearing   interest rate       weighted     average period
                       L million   L million   L million      L million               %   period years              years
                       ---------   ---------   ---------   ------------   -------------   ------------   ----------------
Sterling                     100          95           4              1           5.0             0.1                3.2
US dollar                     77          44          22             11           5.2             1.0                3.6
Euro                         127         120           4              3           3.0             1.0                1.5
Other                         91          74           6             11           3.3             0.5                3.8
                       ---------   ---------   ---------   ------------    ----------      ----------     --------------
Total                        395         333          36             26           4.6             0.8                3.4
                       ---------   ---------   ---------   ------------    ----------      ----------     --------------
Analysed between:
Cash and bank
  deposits repayable
  on demand (note 18)        118         104          14             --
Liquid resources
  (note 18)                  251         229          22             --
Long-term debtors and
  amounts recoverable
  on contracts                26          --          --             26
                       ---------   ---------   ---------   ------------
                             395         333          36             26
                       =========   =========   =========   ============

AT 31 MARCH 2002

                                                                                                     Non-interest
                                                                           Fixed rate                     bearing
                                                                              average   Fixed rate       weighted
                                     Floating       Fixed   Non-interest     interest     weighted        average
                            Total        rate        rate        bearing         rate       period         period
                        L million   L million   L million      L million            %        years          years
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                      277         277          --             --           --           --             --
US dollar                     726         726          --             --           --           --             --
Euro                          255         239          --             16           --           --            1.4
Other                         119         119          --             --           --           --             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                       1,377       1,361          --             16           --           --            1.4
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Cash and bank deposits
  repayable on demand
  (note 18)                 1,296       1,296          --             --
Liquid resources (note
  18)                          65          65          --             --
Long-term debtors and
  amounts recoverable
  on contracts                 16          --          --             16
                        ---------   ---------   ---------   ------------
                            1,377       1,361          --             16
                        =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AT 30 SEPTEMBER 2002

                                                                                                            Non-interest
                                                                                  Fixed rate                     bearing
                                                                                     average   Fixed rate       weighted
                                            Floating       Fixed   Non-interest     interest     weighted        average
                                   Total        rate        rate        bearing         rate       period         period
                               L million   L million   L million      L million            %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             149         149          --             --           --           --             --
US dollar                            508         508          --             --           --           --             --
Euro                                 355         352          --              3           --           --            1.9
Other                                 53          53          --             --           --           --             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              1,065       1,062          --              3           --           --            1.9
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Cash and bank deposits
  repayable on demand (note
  18)                                918         918          --             --
Liquid resources (note 18)           144         144          --             --
Long-term debtors and amounts
  recoverable on contracts             3          --          --              3
                               ---------   ---------   ---------   ------------
                                   1,065       1,062          --              3
                               =========   =========   =========   ============

Financial liabilities

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Corp Group's financial liabilities is as follows:

AT 31 MARCH 2001

                                                                                                            Non-interest
                                                                                                                 bearing
                                                                                  Fixed rate   Fixed rate       weighted
                                            Floating       Fixed   Non-interest      average     weighted        average
                                   Total        rate        rate        bearing     interest       period         period
                               L million   L million   L million      L million       rate %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             195         147          --             48           --           --            9.2
US dollar                          2,172         148       2,024             --          7.3         14.9             --
Euro                               1,273         593         674              6          6.2          8.5            1.5
Other                                 91          76          15             --         10.5          0.4             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              3,731         964       2,713             54          7.0         13.2            8.3
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
  Borrowings (note 20)             3,677         964       2,713             --
  Long-term trade creditors
     and payments in advance          54          --          --             54
                               ---------   ---------   ---------   ------------
                                   3,731         964       2,713             54
                               =========   =========   =========   ============
Maturity profile of financial
  liabilities
  In one year or less, or on
     demand                        1,407
  In more than one year, but
     no more than two years           42
  In more than two years, but
     no more than five years         365
  In more than five years          1,917
                               ---------
                                   3,731
                               =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AT 31 MARCH 2002

                                                                                                            Non-interest
                                                                                                                 bearing
                                                                                  Fixed rate   Fixed rate       weighted
                                            Floating       Fixed   Non-interest      average     weighted        average
                                   Total        rate        rate        bearing     interest       period         period
                               L million   L million   L million      L million       rate %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             683         680          --              3           --           --            1.9
US dollar                          2,842         809       2,010             23          7.3         13.9            2.1
Euro                               1,049         403         643              3          6.3          7.7            1.7
Other                                 70          70          --             --           --           --             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              4,644       1,962       2,653             29          7.1         12.4            2.1
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Borrowings (note 20)               4,615       1,962       2,653             --
Long-term trade creditors and
  payments in advance                 29          --          --             29
                               ---------   ---------   ---------   ------------
                                   4,644       1,962       2,653             29
                               =========   =========   =========   ============
Maturity profile of financial
  liabilities
In one year or less, or on
  demand                           2,436
In more than one year, but no
  more than two years                 25
In more than two years, but
  no more than five years            326
In more than five years            1,857
                               ---------
                                   4,644
                               =========

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AT 30 SEPTEMBER 2002

                                                                                                     Non-interest
                                                                           Fixed rate                     bearing
                                                                              average   Fixed rate       weighted
                                     Floating       Fixed   Non-interest     interest     weighted        average
                            Total        rate        rate        bearing         rate       period         period
                        L million   L million   L million      L million            %        years          years
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                      682         682          --             --           --           --             --
US dollar                   2,608       1,316       1,292             --          8.1         16.6             --
Euro                          956          --         956             --          6.0          5.9             --
Other                          35          35          --             --           --           --             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                       4,281       2,033       2,248             --          7.2         12.0             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Borrowings (note 20)        4,281       2,033       2,248             --
Long-term trade
  creditors and
  payments in advance          --          --          --             --
                        ---------   ---------   ---------   ------------
                            4,281       2,033       2,248             --
                        =========   =========   =========   ============
Maturity profile of
  financial
  liabilities
In one year or less,
  or on demand              2,190
In more than one year,
  but no more than two
  years                         4
In more than two
  years, but no more
  than five years             325
In more than five
  years                     1,762
                        ---------
                            4,281
                        =========

(B)    CURRENCY PROFILE

After taking into account the effects of currency swaps and forward foreign exchange contracts, the Corp Group's currency exposures, excluding borrowings treated as hedges, were as follows:

AT 31 MARCH 2001

                                                 Net foreign currency monetary assets/(liabilities)
                                             ----------------------------------------------------------
                                              Sterling   US dollars        Euro       Other       Total
Functional currency of Corp Group operation  L million    L million   L million   L million   L million
-------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                            --            6           1          12          19
US dollar                                            1           --           1         (16)        (14)
Euro                                                46           --          --           7          53
Other                                                7            4           4          --          15
                                             ---------   ----------   ---------   ---------   ---------
Total                                               54           10           6           3          73
                                             =========   ==========   =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AT 31 MARCH 2002

                                                 Net foreign currency monetary assets/(liabilities)
                                             ----------------------------------------------------------
                                              Sterling   US dollars        Euro       Other       Total
Functional currency of Corp Group operation  L million    L million   L million   L million   L million
-------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                            --          (16)       (193)         20        (189)
US dollar                                           --           --          --          26          26
Euro                                                17           --          --          15          32
Other                                                2            3          --          --           5
                                             ---------   ----------   ---------   ---------   ---------
Total                                               19          (13)       (193)         61        (126)
                                             =========   ==========   =========   =========   =========

AT 30 SEPTEMBER 2002

                                                 Net foreign currency monetary assets/(liabilities)
                                             ----------------------------------------------------------
                                              Sterling   US dollars        Euro       Other       Total
Functional currency of Corp Group operation  L million    L million   L million   L million   L million
-------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                            --         (299)       (450)         19        (730)
US dollar                                           --           --          --           6           6
Euro                                                17           11          --           8          36
Other                                                4           25           2          --          31
                                             ---------   ----------   ---------   ---------   ---------
Total                                               21         (263)       (448)         33        (657)
                                             =========   ==========   =========   =========   =========

The Corp Group's net monetary debt and net assets by currency are as follows:

AT 31 MARCH 2001

                                                              Net assets
                                                              before net         Net              Net
                                                                monetary    monetary   (liabilities)/
                                                                    debt        debt           assets
Functional currency of Corp Group operation                    L million   L million        L million
-------------------------------------------                   ----------   ---------   --------------
Sterling                                                           1,234      (3,643)          (2,409)
US dollar                                                          6,124          21            6,145
Euro                                                                 597        (184)             413
Other                                                                261          24              285
                                                              ----------   ---------   --------------
Total                                                              8,216      (3,782)           4,434
                                                              ==========   =========   ==============

AT 31 MARCH 2002

                                                              Net assets
                                                              before net         Net              Net
                                                                monetary    monetary   (liabilities)/
                                                                    debt        debt           assets
Functional currency of Corp Group operation                    L million   L million        L million
-------------------------------------------                   ----------   ---------   --------------
Sterling                                                          (1,244)     (3,398)          (4,642)
US dollar                                                          2,083          52            2,135
Euro                                                                 329          17              346
Other                                                                151          (6)             145
                                                              ----------   ---------   --------------
Total                                                              1,319      (3,335)          (2,016)
                                                              ==========   =========   ==============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

AT 30 SEPTEMBER 2002

                                                           Net assets
                                                           before net         Net              Net
                                                             monetary    monetary   (liabilities)/
                                                                 debt        debt           assets
Functional currency of Corp Group operation                 L million   L million        L million
-------------------------------------------                ----------   ---------   --------------
Sterling                                                       (1,471)    (3,580)           (5,051)
US dollar                                                       1,767         17             1,784
Euro                                                             (126)        59               (67)
Other                                                             133        (10)              123
                                                           ----------   --------    --------------
Total                                                             303     (3,514)           (3,211)
                                                           ==========   ========    ==============

(C)    FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The book values and fair values of the Corp Group's financial assets and liabilities are as follows:

                                           Book Value                             Fair value
                              ------------------------------------   ------------------------------------
                                   At 31 March                  At        At 31 March                  At
                              ---------------------   30 September   ---------------------   30 September
                                   2001        2002           2002        2001        2002           2002
                              L million   L million      L million   L million   L million      L million
                              ---------   ---------   ------------   ---------   ---------   ------------
Short-term financial
  liabilities and current
  portion of long-term
  borrowings                     (1,407)     (2,436)        (2,190)     (1,407)     (2,436)          (311)
Long-term borrowings and
  long-term financial
  liabilities                    (2,324)     (2,208)        (2,091)     (2,257)       (707)          (338)
Financial assets                    395       1,377          1,065         387       1,376          1,065
Interest rate swaps                  --          --             --          (7)         (1)           (25)
Forward foreign currency
  contracts                          --          --             --           6          --             --
Tax equalisation swaps              (25)         --             --         (13)         --             --
Equity swaps                        (13)       (160)          (167)       (215)       (160)          (167)
                              =========   =========   ============   =========   =========   ============

The fair values of the traded outstanding long-term borrowings and tax equalisation swaps have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of L44 million (31 March 2002 L40 million, 2001 L23 million) which is fully provided for in the book value. The book and fair values are net of collateral paid of L214 million (31 March 2002 L214 million). This treatment reflects the change in circumstances due to share price movements in previous periods.

(D)    GAINS AND LOSSES ON HEDGES

The Corp Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

An analysis of these unrecognised gains and losses is as follows:

                                                                                        Total net
                                                               Gains      Losses   gains/(losses)
                                                           L million   L million        L million
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 1 April 2000          143         (13)             130
Gains and losses arising in previous periods that were
  recognised in the year                                         (78)          2              (76)
                                                           ---------   ---------   --------------
Gains and losses arising before 1 April 2000 that were
  not recognised in the year                                      65         (11)              54
Gains and losses arising in the year to 31 March 2001
  that were not recognised in the year                           (49)        (87)            (136)
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 1 April 2001           16         (98)             (82)
Gains and losses arising in previous years that were
  recognised in the year                                         (16)          2              (14)
                                                           ---------   ---------   --------------
Gains and losses arising before 1 April 2001 that were
  not recognised in the year                                      --         (96)             (96)
Gains and losses arising in the year to 31 March 2002
  that were not recognised in the year                            23          72               95
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 31 March 2002          23         (24)              (1)
Gains and losses arising before 1 April 2002 that were
  not recognised in the period                                    --          (5)              (5)
Gains and losses arising in the six month period to 30
  September 2002 that were not recognised in the period           --         (20)             (20)
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 30 September
  2002                                                            --         (25)             (25)
                                                           =========   =========   ==============
Of which:
Gains and losses expected to be recognised in the period
  to 31 March 2003                                                --         (25)             (25)
                                                           ---------   ---------   --------------
Gains and losses expected to be recognised in the period
  to 31 March 2004 or later                                       --          --               --
                                                           =========   =========   ==============

L1 million of the gains and L1 million of the losses unrecognised at 31 March 2002 were expected to have been recognised in the profit and loss account for the six months ended 30 September 2002.

The cumulative aggregate gains and losses which are carried forward in the balance sheet pending their inclusion in the profit and loss account total Lnil (31 March 2002 Lnil, 2001 L25 million) of which Lnil (31 March 2002 Lnil, 2001 L8 million) is expected to be included in the profit and loss account in the next accounting period. Aggregate gains of Lnil from previous years were recognised in the profit and loss account for the six months ended 30 September 2002 (year ended 31 March 2002 L25 million, 2001 L16 million).

In addition to the amounts disclosed above, cumulative aggregate gains of L30 million and losses of L56 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 30 September 2002 pending their recognition in the profit and loss account (31 March 2002 gains of L27 million, 2001 gains of L40 million). Of these carried forward gains and losses, gains of L7 million and losses of L4 million are expected to be recognised in the profit and loss account in the next accounting period (31 March 2002 gains of L11 million, 2001 gains of L12 million). Aggregate related gains of L6 million from previous years were recognised in the profit and loss account in the period (year ended 31 March 2002 L12 million, 2001 Lnil).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 1: CORP HISTORICAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

29.    POST BALANCE SHEET EVENTS

On 7 February 2003 the plc Group announced that it had agreed in principle with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This settlement is conditional upon Corp's scheme of arrangement becoming effective. At this point, all claims against plc, Corp and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of L169 million will be released for a consideration of L35 million.

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Corp had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately L41 million.

30.    ULTIMATE CONTROLLING PARTY

At 30 September 2002, Corp regarded plc, a company incorporated in Great Britain, as the ultimate parent company and the ultimate controlling party.

plc is the parent company of the largest and smallest group of which Corp is a member and for which group financial statements are drawn up. Copies of their statutory financial statements are available from The Secretary, Marconi plc, New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ.

As Subsidiary undertakings of plc, Corp and its Subsidiary undertakings (90 per cent. or more of whose voting rights are controlled within the group), have taken advantage of the exemption in FRS 8 "Related party disclosures" from disclosing transactions with other members of the group headed by plc.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 2

              CORP UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet set out below is based on the consolidated balance sheet of the Corp Group as at 30 September 2002 as set out in Appendix 1 of this document after making adjustments on the basis set out below and has been extracted without material amendment from the unaudited pro forma consolidated balance sheet set out in Part V of the Prospectus.

The unaudited pro forma consolidated balance sheet has been prepared to illustrate the effect of the Corp Scheme and the Capital Reduction on the 30 September 2002 consolidated balance sheet as if the Corp Scheme and the Capital Reduction had been completed at that date. No adjustments have been made to reflect any transactions other than as described in this Appendix. In particular, no account has been taken of any subsequent transactions including, but not limited to, trading activities and restructuring costs, and the impact such transactions will have on the consolidated balance sheet.

The pro forma information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the consolidated balance sheet which would have been reported if it had been drawn up on the effective date of the transactions assumed.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                 APPENDIX 2: CORP UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                As at 30 September 2002
                                                        ----------------------------------------
                                                           Corp Group
                                                         Consolidated                  Pro forma
                                                        balance sheet   Adjustments   Corp Group
                                                 Note       L million     L million    L million
                                                 ----   -------------   -----------   ----------
                                                                    a
FIXED ASSETS
Goodwill                                                          672            --          672
Tangible assets                                                   329            --          329
Investments:
  Joint ventures -- share of net assets                            35            --           35
  Associates                                                       69            --           69
  Other Investments                                                17            --           17
                                                                  121            --          121
                                                        -------------   -----------   ----------
                                                                1,122            --        1,122
                                                        -------------   -----------   ----------
CURRENT ASSETS
Stocks and contracts in progress                                  356            --          356
Debtors: amounts falling due within one year                      803            --          803
Debtors: amounts falling due after more than
  one year                                                         59            --           59
Cash at bank and in hand                            c           1,062          (340)         722
                                                        -------------   -----------   ----------
                                                                2,280          (340)       1,940
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR      d          (3,611)        2,377       (1,234)
                                                        -------------   -----------   ----------
NET CURRENT (LIABILITIES)/ASSETS                               (1,331)        2,037          706
                                                        -------------   -----------   ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            (209)        2,037        1,828
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN
  ONE YEAR                                          e          (2,107)        1,301         (806)
PROVISIONS FOR LIABILITIES AND CHARGES              f            (456)           18         (438)
                                                        -------------   -----------   ----------
NET (LIABILITIES)/ASSETS BEFORE RETIREMENT
  BENEFIT DEFICITS                                             (2,772)        3,356          584
Retirement benefit scheme deficits                               (439)           --         (439)
                                                        -------------   -----------   ----------
NET (LIABILITIES)/ASSETS AFTER RETIREMENT
  BENEFIT DEFICITS                                             (3,211)        3,356          145
                                                        =============   ===========   ==========
CAPITAL AND RESERVES
Called up share capital                             g             143           (93)          50
Share premium account                               g             700          (700)          --
Capital redemption reserve                          g               9            --            9
Capital reduction reserve                           g              --         1,382        1,382
Profit and loss account                             g          (4,072)        2,767       (1,305)
                                                        -------------   -----------   ----------
Equity shareholders' interests                                 (3,220)        3,356          136
                                                        -------------   -----------   ----------
Equity minority interests                                           9            --            9
                                                               (3,211)        3,356          145
                                                        =============   ===========   ==========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 2: CORP UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET:

a. The balance sheet information for the Corp Group as at 30 September 2002 has been extracted without adjustment from the Accountants' Report as set out in Part IV of the Prospectus.

b. As noted in part I, Section 2, Part C.4 of this document, Corp estimates the total Scheme Claims to be compromised by the Corp Scheme will be L5.128 billion, made up as follows:

                                                                    L4,283 million
      -- Bank facility and Bond debt (including Ancrane Bonds)
                                                                    L378 million
      -- Indirect claims by plc (excluding Ancrane Bonds)
                                                                    L467 million
      -- Other third party and associated company claims

       However, the adjustments in relation to the Corp Scheme illustrated below show the effect only of those Scheme Claims against Corp that were recognised in the 30 September 2002 consolidated balance sheet and that are expected to be compromised by the Corp Scheme.

c. The adjustment of L340 million to Cash at bank and in hand relates to the cash payment of L340 million to be made under the Corp Scheme as described in part I, Section 2, Part C.2.

d. The adjustment of L2,377 million to Creditors: Amounts falling due within one year relates to the cancellation of Scheme Claims against Corp, as described in part I, Section 2, Part C.4, comprising the amounts below which are included in the consolidated balance sheet at 30 September 2002:

                                                                    L million
                                                                    ---------
      Cancellation of Scheme Claims:
      -- Bank loans and overdrafts -- repayable on demand               2,068
      -- Debentures                                                        31
      -- Amounts due to plc and non transferring subsidiaries             242
      -- Amounts due to other creditors                                    36
                                                                    ---------
                                                                        2,377
                                                                    =========

e. The adjustment of L1,301 million to Creditors: Amounts falling due after more than one year relates to the cancellation of Scheme claims against Corp in respect of amounts included in the 30 September 2002 consolidated balance sheet, as described in part I, Section 2, Part C.4, and the issue of New Senior Notes and New Junior Notes in part consideration for the cancellation of Scheme claims, as presented below:

                                                                    L million
                                                                    ---------
      Cancellation of Scheme Claims -- Bonds due over one year          2,059
      Principal amount of new debt to be issued:
      -- New Senior Notes (due April 2008)                               (450)
      -- New Junior Notes (due October 2008)                             (308)
                                                                    ---------
                                                                        1,301
                                                                    =========

       The amount of L308 million shown in respect of the New Junior Notes (due October 2008) represents US$300 million, translated at the 30 September 2002 exchange rate of $1.57/L, and a further L117.27 million, as described in part IV, Appendix 8.

f. The adjustment of L18 million to Provisions for liabilities and charges relates to amounts provided in the 30 September 2002 consolidated balance sheet in relation to litigation and other matters to be compromised by the Corp Scheme.

g. The adjustments to Capital and Reserves in the consolidated balance sheet which are set out in the table below relate not only to the issue of New Shares in part consideration for the cancellation of Scheme Claims, as described in further detail in part I, Section 2, Part C.2, but also to the subsequent Capital Reduction of the existing called up share capital and share premium account, and the share premium

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                 APPENDIX 2: CORP UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

       account created on the issue of the New Shares as described in further detail in part I, Section 2, Part D.9 of this document.

                                                                               Capital
                                                                          reduction of
                                            Effect of          Capital   share premium
                                               Scheme     reduction of      account in
                                            and issue   existing share      respect of
                                               of New      capital and      New Shares
                                               Shares         reserves          issued
                                                  (i)             (ii)           (iii)       Total
                                            L million        L million       L million   L million
                                           ----------   --------------   -------------   ---------
      Called up share capital                      50             (143)             --         (93)
      Share premium account                     3,306             (700)         (3,306)       (700)
      Capital reduction reserve                    --               --           1,382       1,382
      Profit and loss account                                      843           1,924       2,767

      i) These adjustments relate to the issue of 1 billion ordinary New Shares at 5p nominal value in partial consideration for the cancellation of Scheme Claims as described in further detail in Part I, Section 2, Part C.2. The share premium account balance is calculated as the excess of the cancelled Scheme Claims over the amount of cash paid, the principal amount of the new debt to be issued, and the nominal value of the New Shares as shown below:

                                                                         L million
                                                                         ---------
           Cancelled Scheme Claims:
           -- Creditors: Amounts falling due within one year (note d)        2,377
           -- Cancelled Bonds included within creditors falling due
             after more than one year (note e)                               2,059
           -- Provisions for liabilities and charges (note f)                   18
           Cash paid (note c)                                                 (340)
           Senior Notes and Junior Notes issued (note e)                      (758)
                                                                         ---------
                                                                             3,356
                                                                         =========
           Nominal value of New Shares issued                                   50
           Share Premium on New Shares issued                                3,306
                                                                         ---------
                                                                             3,356
                                                                         =========

      ii) These adjustments relate to the Capital Reduction of Corp's existing called-up share capital and share premium account to create a reserve of L843 million which is applied to reduce the brought forward deficit on Corp's company only profit and loss account.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 2: CORP UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

      iii) These adjustments relate to the Capital Reduction of all of the share premium account created on the issue of the New Shares, as described in i) above, to further reduce the remaining brought forward deficit on the profit and loss account to zero.

         Any surplus Capital Reduction is applied to create a capital reduction reserve in Corp's company only and consolidated balance sheets. The effect of these reductions on Corp's profit and loss account in the company only balance sheet as at 30 September 2002, and the calculation of the credit to the company only and consolidated capital reduction reserve is illustrated in the table below:

                                                                         L million
                                                                         ---------
           Corp -- company only profit and loss account as contained in
             Corp's company only balance sheet as at 30 September 2002
             (unaudited)                                                    (2,767)
           Capital Reduction of existing share capital and share
             premium account                                                   843
           Capital Reduction of share premium account on New Shares
             issued                                                          3,306
                                                                         ---------
           Capital reduction reserve created as at 30 September 2002         1,382
                                                                         =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 3
                 PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

The financial information for the two years and six months ended 30 September 2002 set out below in this Appendix has been extracted without material amendment from the audited statutory accounts of plc for the financial periods ended 31 March 2001(1) and 31 March 2002 and the audited non-statutory financial statements of plc for the six months ended 30 September 2002. This financial information does not constitute statutory accounts within the meaning of the Act. Audited statutory accounts for plc have been delivered to the Registrar of Companies for each of the two years ended 31 March 2001 and 2002. Unqualified audit reports, in accordance with the requirements of the Act, for each of those two years have been given by the auditors for plc for the relevant financial periods.

---------------

(1) The financial information for the year ended 31 March 2001 has been based on the comparatives presented in the audited statutory accounts of plc for the year ended 31 March 2002. Accounting policies were revised during 31 March 2002 to incorporate the adoption of FRS17 and FRS19 and the 2001 comparatives included in the 31 March 2002 statutory accounts were restated on a comparable basis.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                            YEAR ENDED 31 MARCH 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 March

                                                                                          2001
                                                                         2002       (restated)
                                                               Note    L million     L million
                                                              -----    ---------    ----------
TURNOVER
Continuing operations                                             5        3,222         4,892
Discontinued operations                                           5        1,088         1,761
plc Group                                                         5        4,310         6,653
Share of joint ventures                                                      257           289
                                                                       ---------    ----------
                                                                  4        4,567         6,942
                                                                       ---------    ----------
OPERATING (LOSS)/PROFIT
plc Group operating (loss)/profit
  Excluding goodwill amortisation and exceptional items                     (474)          732
  Goodwill amortisation                                                     (431)         (671)
  Operating exceptional items                                    6a       (5,210)          (32)
                                                                  5       (6,115)           29
  Continuing operations                                                   (6,160)         (114)
  Discontinued operations                                                     45           143
                                                                  5       (6,115)           29
Share of operating profit of joint ventures
  Excluding goodwill amortisation and exceptional items                       11            22
  Goodwill amortisation                                                       (2)           (2)
  Operating exceptional items                                    6a           (6)           --
                                                                               3            20
                                                                       ---------    ----------
                                                                          (6,112)           49
plc Group and joint venture operating (loss)/profit before goodwill
  amortisation and exceptional items                                        (463)          754
Share of operating (loss)/profit of associates
  Excluding goodwill amortisation and exceptional items                       (1)            8
  Goodwill amortisation                                                       (7)           --
  Operating exceptional items                                               (173)           --
                                                                            (181)            8
                                                                       ---------    ----------
OPERATING (LOSS)/PROFIT                                           4       (6,293)           57
Non-operating exceptional items
  Gain on disposal of discontinued operations                                358            --
  Gain/(loss) on disposal of fixed assets and investments in
    continuing operations                                                     18           (38)
  Merger/demerger items                                                      291            20
                                                                 6b          667           (18)
                                                                       ---------    ----------
                                                                          (5,626)           39
Net interest payable
  plc Group                                                                 (240)         (151)
  Share of joint ventures and associates                                       2             1
                                                                  7         (238)         (150)
Net finance income
  plc Group excluding exceptional items                                       34            41
  Exceptional gain on repurchase of Bonds                     6b, 8          166            --
                                                                  8          200            41
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
  Excluding goodwill amortisation and exceptional items                     (668)          653
  Goodwill amortisation and exceptional items                             (4,996)         (723)
                                                                  4       (5,664)          (70)
TAX CREDIT/(CHARGE) ON LOSS ON ORDINARY ACTIVITIES
  Excluding tax on goodwill amortisation and exceptional
    items                                                                     21          (195)
  Tax on goodwill amortisation and exceptional items                        (231)          (17)
                                                                  9         (210)         (212)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                (5,874)         (282)
Equity minority interests                                        10           (1)           (5)
                                                                       ---------    ----------
LOSS ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE SHAREHOLDERS              (5,875)         (287)
Equity dividends                                                 11           --          (148)
                                                                       ---------    ----------
RETAINED LOSS FOR THE FINANCIAL YEAR                                      (5,875)         (435)
                                                                       =========    ==========
BASIC AND DILUTED LOSS PER SHARE                                 12       (210.6)p       (10.4)p
(LOSS)/EARNINGS PER SHARE EXCLUDING GOODWILL AMORTISATION
  AND EXCEPTIONAL ITEMS                                          12        (23.2)p        16.5p
                                                                       =========    ==========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
BALANCE SHEETS
As at 31 March

                                                                              plc Group
                                                                       -----------------------           Company
                                                                                          2001    ----------------------
                                                                            2002    (restated)         2002         2001
                                                               Note    L million     L million    L million    L million
                                                               ----    ---------    ----------    ---------    ---------
FIXED ASSETS
Goodwill                                                         14          877         5,395           --           --
Tangible assets                                                  15          522         1,142           --           --
Investments:                                                     16
  Joint ventures
    Share of gross assets                                                     71           178           --           --
    Share of gross liabilities                                               (11)          (90)          --           --
                                                                       ---------    ----------    ---------    ---------
                                                                              60            88           --           --
  Associates                                                                 137            45           --           --
  Other investments                                                           53           458           --           --
  Shares in plc Group companies                                               --            --          602          439
                                                                             250           591          602          439
                                                                       ---------    ----------    ---------    ---------
                                                                           1,649         7,128          602          439
                                                                       ---------    ----------    ---------    ---------
CURRENT ASSETS
Stocks and contracts in progress                                 17          720         1,721           --           --
Debtors                                                          18        1,297         2,683          275          526
Investments                                                      19           15            26           --           --
Cash at bank and in hand                                         19        1,374           484            1          141
                                                                       ---------    ----------    ---------    ---------
                                                                           3,406         4,914          276          667
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                   20       (4,068)       (3,920)        (207)        (115)
                                                                       ---------    ----------    ---------    ---------
NET CURRENT (LIABILITIES)/ASSETS                                            (662)          994           69          552
                                                                       ---------    ----------    ---------    ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                                        987         8,122          671          991
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR          20       (1,902)       (2,574)          --           --
PROVISIONS FOR LIABILITIES AND CHARGES                           22         (505)         (714)          --           --
                                                                       ---------    ----------    ---------    ---------
NET (LIABILITIES)/ASSETS BEFORE RETIREMENT BENEFIT
  SURPLUSES AND DEFICITS                                                  (1,420)        4,834          671          991
Retirement benefit scheme surpluses                              27           19           240           --           --
Retirement benefit scheme deficits                               27         (145)         (120)          --           --
                                                                       ---------    ----------    ---------    ---------
NET (LIABILITIES)/ASSETS AFTER RETIREMENT BENEFIT SURPLUSES
  AND DEFICITS                                                            (1,546)        4,954          671          991
                                                                       =========    ==========    =========    =========
CAPITAL AND RESERVES
Called up share capital                                                      140           139          140          139
Shares to be issued                                              23           45           310           45          310
Share premium account                                            23          500           489          500          489
Capital reserve                                                  23          375           375           --           --
Revaluation reserve                                              23           --           267           --           --
Profit and loss account                                          23       (2,618)        3,359          (14)          53
                                                                       ---------    ----------    ---------    ---------
Equity shareholders' interests                                            (1,558)        4,939          671          991
Equity minority interests                                                     12            15           --           --
                                                                       ---------    ----------    ---------    ---------
                                                                          (1,546)        4,954          671          991
                                                                       =========    ==========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March

                                                                            2002        2001
                                                                Note   L million   L million
                                                                ----   ---------   ---------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES BEFORE
  EXCEPTIONAL ITEMS                                              24a          10         (67)
Exceptional cash flows from operating activities                  6c        (368)        (39)
Net cash outflow from operating activities after exceptional
  items -- continuing operations                                            (418)       (269)
Net cash inflow from operating activities after exceptional
  items -- discontinued operations                                            60         163
NET CASH OUTFLOW FROM OPERATING ACTIVITIES AFTER EXCEPTIONAL
  ITEMS                                                                     (358)       (106)
Dividends from joint ventures and associates                                  29          68
Returns on investments and servicing of finance                  24b        (262)       (134)
Tax paid                                                         24c         (13)       (137)
Capital expenditure and financial investment                     24d        (196)        (34)
Acquisitions and disposals                                       24e       1,025        (203)
Non-operating exceptional cash flows related to
  merger/demerger                                                 6c          --         (56)
Equity dividends paid to shareholders                                        (95)       (146)
                                                                       ---------   ---------
CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND
  FINANCING                                                                  130        (748)
Net cash inflow from management of liquid resources              24f         186         166
Net cash inflow from financing
  Issues of ordinary shares                                                    7          36
  Other                                                          24g         972         316
                                                                       ---------   ---------
INCREASE/(DECREASE) IN CASH AND NET BANK BALANCES REPAYABLE
  ON DEMAND                                                                1,295        (230)
                                                                       =========   =========

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

For the year ended 31 March

                                                                           2002        2001
                                                              Note    L million   L million
                                                              ----    ---------   ---------
Increase/(decrease) in cash and net bank balances repayable
  on demand                                                               1,295        (230)
Net cash inflow from management of liquid resources                        (186)       (166)
Net cash inflow from increase in debt and lease financing                  (972)       (316)
                                                                      ---------   ---------
Change in net monetary debt resulting from cash flows                       137        (712)
Net debt acquired with subsidiaries                                          (3)        (23)
Other non-cash changes                                                      162         (31)
Effect of foreign exchange rate changes                                       6        (256)
                                                                      ---------   ---------
Movement in net monetary funds in the period                                302      (1,022)
Net monetary debt at 1 April                                    25       (3,167)     (2,145)
                                                                      ---------   ---------
Net monetary debt at 31 March                                   25       (2,865)     (3,167)
                                                                      =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 March

                                                                                 2001
                                                                   2002    (restated)
                                                              L million     L million
                                                              ---------    ----------
(Loss)/profit on ordinary activities attributable to the
  shareholders
  plc Group                                                      (5,701)         (306)
  Share of joint ventures                                             9            13
  Share of associates                                              (183)            6
                                                                 (5,875)         (287)
Listed fixed asset investments
  Deficit due to movement in share price                            (30)         (375)
  Exchange rate adjustments                                          --             6
                                                                    (30)         (369)
Unrealised gain on exchange of businesses                             9            --
Exchange differences on translation
  plc Group                                                         (66)          240
  Share of associates                                                --             3
                                                                    (66)          243
Actuarial loss recognised on retirement benefit schemes
  Difference between the expected and actual return on
    scheme assets                                                  (277)         (186)
  Changes in assumptions underlying the present value of the
    scheme liabilities -- (losses)/gains                            (83)          164
  Experience gains and (losses) on scheme liabilities                 9           (51)
                                                                   (351)          (73)
Tax credit on net retirement benefit items debited in the
  statement of total recognised gains and losses                     68            38
                                                              ---------    ----------
TOTAL RECOGNISED GAINS AND LOSSES RELATED TO THE YEAR            (6,245)         (448)
                                                                           ==========
Prior period adjustment                                             317
                                                              ---------
TOTAL GAINS AND LOSSES RECOGNISED SINCE THE LAST ANNUAL
  REPORT                                                         (5,928)
                                                              =========

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS For the year ended 31 March

                                                                                 2001
                                                                   2002    (restated)
                                                              L million     L million
                                                              ---------    ----------
Total recognised gains and losses related to the year            (6,245)         (448)
Equity dividends                                                     --          (148)
Release of provision in respect of shares to be issued             (260)           --
Shares to be issued                                                  --            71
Issues of ordinary shares                                             8           491
                                                              ---------    ----------
Total movement in the year                                       (6,497)          (34)
  Equity shareholders' interests at 1 April as previously
    reported                                                      4,622         4,630
  Prior period adjustment                                           317           343
Equity shareholders' interests at 1 April as restated             4,939         4,973
                                                              ---------    ----------
Equity shareholders' interests at 31 March                       (1,558)        4,939
                                                              =========    ==========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
NOTES TO THE ACCOUNTS

1      FUNDAMENTAL UNCERTAINTY IN RESPECT OF THE APPLICATION OF THE GOING
       CONCERN BASIS

In the year to 31 March 2002, the plc Group met its day-to-day working capital requirements through syndicated banking facilities, certain bilateral bank facilities and its own cash resources. In addition, it has in issue Bonds with a face value of L1.8 billion, issued in order to finance acquisitions that occurred in the year to 31 March 2000. As at 31 March 2002, net debt stood at L2.9 billion.

The plc Group's existing Syndicated Bank Facility expires on 25 March 2003. From October 2001, the plc Group has been in negotiations with these banks to provide facilities that would extend beyond this date. However, on 22 March 2002, the plc Group announced that in the light of the plc Group's revised view of the extended market downturn, it no longer believed that the refinancing proposal provided the plc Group with an appropriate capital structure. Accordingly, the plc Group decided that it was unable to enter into the proposed new Bank Facility. The bank coordinators indicated that the banks reserve all their rights under the existing bank facilities. In order to preserve the support of its Syndicate Banks, the plc Group announced that as a result of this decision, it had agreed to cancel the undrawn commitments under its syndicated facilities and to place on demand the drawn portion of the E4.5 billion facilities. The final maturity of the E4.5 billion Syndicated Bank Facility remains 25 March 2003.

The plc Group has developed a revised business plan and is in discussion with its banks and bondholders in order to secure a capital structure that is appropriate to that business plan.

plc has guaranteed certain derivative transactions related to the exercise of share options previously granted to employees of the plc Group, the borrowings of its subsidiary, Corp, under the syndicated bank facilities and the Bonds issued by Corp. The aggregate amount of these guarantees is disclosed in note 28
(a). If the guarantees are called, the extent to which plc ultimately bears the liabilities will depend on the extent to which the liabilities are satisfied by other plc Group companies. Given the current state of the negotiations with its bankers and Bondholders, plc has assessed whether it is probable that these guarantees will become actual liabilities and decided that the guarantees are currently not likely to crystallise. Consequently, these guarantees are not recorded in the plc balance sheet, but are disclosed as a contingent liability.

In the light of the information currently available to them, plc believes that the plc Group's bankers and Bondholders will support it in achieving an appropriate capital structure. On this basis, plc considers it appropriate to prepare the accounts on a going concern basis. Should the plc Group's bankers and Bondholders not support the plc Group in achieving an appropriate capital structure, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify with reasonable accuracy these possible adjustments.

2      ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The more important plc Group accounting policies are summarised below to facilitate the interpretation of the financial statements.

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, as modified by the valuation of listed fixed asset investments.

BASIS OF CONSOLIDATION

The financial statements consolidate the accounts of plc and all of its subsidiary undertakings (plc Group companies or subsidiaries).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
All accounts for plc Group companies are made up to 31 March.

TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the plc Group's percentage interest in sales of joint ventures. The plc Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale.

CURRENCY TRANSLATION

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year-end rates of exchange. Key rates used are as follows:

                                                              Average rates     Year-end rates
                                                              --------------    --------------
                                                               2002     2001     2002     2001
                                                              -----    -----    -----    -----
US dollar                                                      1.43     1.48     1.42     1.42
Italian lira                                                  3,152    3,153    3,161    3,114
Euro                                                           1.63     1.63     1.63     1.61
                                                              =====    =====    =====    =====

Reserves are adjusted to include the differences arising from the restatement to year-end rates of exchange of profits and losses and the translation of the net assets of overseas subsidiaries, joint ventures and associates from rates prevailing at the beginning of the year. All other exchange gains and losses are included in profit on ordinary activities before taxation.

FINANCIAL INSTRUMENTS

The plc Group uses financial instruments, including interest rate and currency swaps, solely for the purposes of raising finance for its operations and managing interest and currency risks associated with the plc Group's underlying business activities. There is no trading activity in financial instruments.

FOREIGN EXCHANGE TRANSACTION EXPOSURES

The plc Group hedges actual foreign exchange exposure as soon as there is a firm contractual commitment. Forward contracts are used to hedge the exposure. Amounts are included in the accounts at the forward exchange contract rate. If the contract ceases to be a hedge any subsequent gains or losses are recognised through the profit and loss account.

BALANCE SHEET TRANSLATION EXPOSURES

A large proportion of the plc Group's net assets are denominated in overseas currencies. Where appropriate, the plc Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets, and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the plc Group does not hedge the currency translation of its profit and loss account. Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, where the conditions for offset are met.

INTEREST RATE RISK EXPOSURE

The plc Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Freehold land does not bear depreciation where the original cost of purchase was separately identified.

Tangible fixed assets are depreciated using the following rates:

Freehold buildings                         --   2 per cent. to 4 per cent. per annum
Leasehold property                         --   over the period of the lease or 50 years for long leases
Plant and machinery                        --   10 per cent. per annum on average
Fixtures, fittings, tools and                   10 per cent. per annum
  equipment                                --

LEASED ASSETS

Assets held under finance lease are included in tangible fixed assets and the present values of lease commitments are included under creditors. Operating lease payments are charged to the profit and loss account as incurred.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the year is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCKS AND CONTRACTS IN PROGRESS

Stocks and contracts in progress are valued at the lower of cost, including appropriate overheads, and estimated net realisable value. Provisions are made for any losses incurred or expected to be incurred on uncompleted contracts. Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Advance payments received from customers are shown as creditors unless there is a right of set-off against the value of work undertaken. Progress payments received are deducted from the value of the work carried out, any excess being included with payments received in advance.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the plc Group's share of the results and net assets of joint ventures.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
Associates consist of long-term investments in which the plc Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates, other than Easynet Group Plc, are stated at the amount of the plc Group's share of net assets, including goodwill, at 31 March derived from audited or management accounts made up to that date. Easynet Group Plc's results are included for the period to 31 December. Profit before taxation includes the plc Group's share of joint ventures and associates.

Other unlisted fixed asset investments and plc's investment in shares in plc Group companies are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in plc's own shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the plc Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the plc Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

SHARE OPTIONS

In accordance with UITF Abstract 17, "Employee share schemes", the costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate.

3      CHANGES IN ACCOUNTING POLICY

Since the last annual report, plc has changed three accounting policies. The format of the profit and loss account has been amended to improve the clarity and transparency of financial reporting. This is discussed further in note 5 to the Accounts.

Financial Reporting Standard ("FRS") 19 "Deferred tax" has been adopted. This changes the basis of measurement of deferred tax assets and liabilities and the movements reported in the performance statements (profit and loss account and consolidated statement of total recognised gains and losses). The adoption of this accounting standard has had no effect on reported assets or liabilities nor the amounts recorded in the performance statements in respect of prior years.

FRS 17 "Retirement benefits" has been adopted in full replacing Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for pension costs" and Urgent Issues Task Force abstract ("UITF") 6 "Accounting for post-retirement benefits other than pensions". This changes the measurement basis of the pension surplus or

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
deficit and the amounts charged or credited to the performance statements. The effect of these changes on the reported results for the years ended 31 March 2002 and 2001 are highlighted below:

                                                       2002                      2001
                                              ----------------------    ----------------------
                                                           SSAP 24 &                 SSAP 24 &
                                                 FRS 17       UITF 6       FRS 17       UITF 6
                                              L million    L million    L million    L million
                                              ---------    ---------    ---------    ---------
(CHARGED)/CREDITED TO THE PROFIT AND LOSS
  ACCOUNT
  Operating profit                                  (42)         (52)         (57)          (4)
  Financial income                                   40           --           44           --
                                              ---------    ---------    ---------    ---------
Net charge before tax                                (2)         (52)         (13)          (4)
                                              ---------    ---------    ---------    ---------
(CHARGED)/CREDITED TO THE CONSOLIDATED
  STATEMENT OF TOTAL RECOGNISED GAINS AND
  LOSSES ("STRGL")
  Actuarial loss                                   (351)          --          (73)          --
  Tax on items charged to the STRGL                  68           --           38           --
                                              =========    =========    =========    =========

The loss after taxation for the year under FRS 17 is L5,874 million (2001 L282 million) compared to L5,924 million (2001 L266 million) under SSAP 24 and UITF 6.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
4 PRINCIPAL ACTIVITIES, (LOSS)/PROFIT CONTRIBUTIONS, MARKETS AND NET ASSETS EMPLOYED

ANALYSIS OF RESULTS AND NET ASSETS BY CLASS OF BUSINESS

                                   (Loss)/profit               Turnover                Net assets
                               ----------------------   ----------------------   ----------------------
                                                 2001                     2001                     2001
                                    2002   (restated)        2002   (restated)        2002   (restated)
                               L million    L million   L million    L million   L million    L million
                               ---------   ----------   ---------   ----------   ---------   ----------
Network equipment                   (461)         448       1,762        3,318
                                                                                       592        1,961
Network services                      35          102         969        1,016
Mobile                                (6)          13         369          331         223          127
Other (including
  intra-activity sales)              (64)         (15)        (25)         (39)          8           35
                               ---------   ----------   ---------   ----------   ---------   ----------
                                    (496)         548       3,075        4,626         823        2,123
Capital                              (40)          16         404          555          42           (3)
                               ---------   ----------   ---------   ----------   ---------   ----------
Continuing operations               (536)         564       3,479        5,181         865        2,120
Discontinued operations               73          190       1,088        1,761          --          522
                               ---------   ----------   ---------   ----------   ---------   ----------
                                    (463)         754       4,567        6,942         865        2,642
                                                        ---------   ----------
Goodwill and goodwill
  amortisation                      (433)        (673)                                 877        5,413
Operating exceptional items
  (note 6 (a))                    (5,216)         (32)
                               ---------   ----------
                                  (6,112)          49
Associates                          (181)           8                                  137           45
                               ---------   ----------
Operating (loss)/profit           (6,293)          57
Non-operating exceptional
  items (note 6 (b))                 667          (18)
Net interest payable and
  interest bearing assets and
  liabilities                       (238)        (150)                              (2,810)      (2,817)
Net finance income                   200           41
Unallocated net liabilities                                                           (615)        (329)
                               ---------   ----------                            ---------   ----------
                                  (5,664)         (70)                              (1,546)       4,954
                               =========   ==========                            =========   ==========

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the plc Group structure during the year to 31 March 2002. Currently, the net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

The plc Group share of joint ventures' profit, turnover and net assets are included under Capital.

Sales by plc Group companies to joint ventures and associates amounted to L40 million (2001 L60 million). Purchases from joint ventures and associates amounted to L14 million (2001 L1 million).

The contribution of subsidiaries acquired in the year ended 31 March 2002 was L12 million to turnover and L1 million to operating profit before goodwill amortisation and operating exceptional items.

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
It is not practical to disclose on a segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                                   To customers in the           To customers
                                                      United Kingdom               overseas
                                                  ----------------------    ----------------------
                                                       2002         2001         2002         2001
                                                  L million    L million    L million    L million
                                                  ---------    ---------    ---------    ---------
Network equipment                                       347          971        1,415        2,347
Network services                                        367          354          602          662
Mobile                                                   44           47          325          284
Other (including intra-activity sales)                    1            8          (26)         (47)
                                                  ---------    ---------    ---------    ---------
                                                        759        1,380        2,316        3,246
Capital                                                 277          351          127          204
                                                  ---------    ---------    ---------    ---------
Continuing operations                                 1,036        1,731        2,443        3,450
Discontinued operations                                  48           46        1,040        1,715
                                                  ---------    ---------    ---------    ---------
                                                      1,084        1,777        3,483        5,165
                                                  =========    =========    =========    =========

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                                       Turnover
                                                                ----------------------
                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
United Kingdom                                                      1,084        1,777
The Americas                                                        1,760        2,852
Rest of Europe                                                      1,151        1,677
Africa, Asia and Australasia                                          572          636
                                                                ---------    ---------
                                                                    4,567        6,942
                                                                =========    =========

ANALYSIS OF OPERATING (LOSS)/PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS BY TERRITORY OF ORIGIN

                               (Loss)/profit                Turnover                 Net assets
                           ----------------------    ----------------------    ----------------------
                                2002         2001         2002         2001         2002         2001
                           L million    L million    L million    L million    L million    L million
                           ---------    ---------    ---------    ---------    ---------    ---------
United Kingdom                  (249)         349        1,328        2,286          293          953
The Americas                    (166)         155        1,842        2,927          154          944
Rest of Europe                   (28)         223        1,079        1,334          386          665
Africa, Asia and
  Australasia                    (20)          27          318          395           32           80
                           ---------    ---------    ---------    ---------    ---------    ---------
                                (463)         754        4,567        6,942          865        2,642
                           =========    =========    =========    =========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
5      GROUP OPERATING (LOSS)/PROFIT

                                                           Year to 31 March 2002
                                           ------------------------------------------------------
                                                                         Exceptional
                                           Continuing    Discontinued          items        Total
                                            L million       L million      L million    L million
                                           ----------    ------------    -----------    ---------
Turnover                                        3,222           1,088             --        4,310
Cost of sales                                  (2,500)           (753)          (830)      (4,083)
                                           ----------    ------------    -----------    ---------
Gross profit                                      722             335           (830)         227
Selling and distribution expenses                (484)           (106)            --         (590)
  Administrative expenses -- other               (234)            (74)          (703)      (1,011)
  Research and development                       (575)            (53)            --         (628)
  Goodwill amortisation                          (417)            (14)            --         (431)
  Goodwill impairment                              --              --         (3,677)      (3,677)
                                           ----------    ------------    -----------    ---------
Administrative expenses -- total               (1,226)           (141)        (4,380)      (5,747)
Other operating income/(expense)                   24             (29)            --           (5)
                                           ----------    ------------    -----------    ---------
Operating (loss)/profit                          (964)             59         (5,210)      (6,115)
                                           ==========    ============    ===========    =========

                                                      Year to 31 March 2001 (restated)
                                           ------------------------------------------------------
                                                                         Exceptional
                                           Continuing    Discontinued          items        Total
                                            L million       L million      L million    L million
                                           ----------    ------------    -----------    ---------
Turnover                                        4,892           1,761             --        6,653
Cost of sales                                  (3,021)         (1,209)            --       (4,230)
                                           ----------    ------------    -----------    ---------
Gross profit                                    1,871             552             --        2,423
Selling and distribution expenses                (579)           (179)            --         (758)
  Administrative expenses -- other               (282)            (99)           (32)        (413)
  Research and development                       (549)            (77)            --         (626)
  Goodwill amortisation                          (651)            (20)            --         (671)
                                           ----------    ------------    -----------    ---------
Administrative expenses -- total               (1,482)           (196)           (32)      (1,710)
Other operating income/(expense)                   81              (7)            --           74
                                           ----------    ------------    -----------    ---------
Operating (loss)/profit                          (109)            170            (32)          29
                                           ==========    ============    ===========    =========

As discussed further in note 26, the plc Group disposed of its Medical Systems, Data Systems and Commerce Systems activities during the year and it is these that are shown as discontinued operations in the note above.

Exceptional items are shown in further detail in note 6.

For the year ended 31 March 2002 plc has altered the presentation of the plc Group profit and loss account (down to operating (loss)/profit) from a format 2 layout (which classifies expenditure by type) to a format 1 layout, (which classifies expenditure by function) both formats being defined by the Act. Accordingly the format 2 profit and loss disclosures have been restated for the year ended 31 March 2001.

plc believes that format 1 profit and loss disclosures more accurately reflect the management of the business, improve users' understanding of the accounts, and aid comparison with the plc Group's competitors.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
6      EXCEPTIONAL ITEMS

plc has provided against several categories of asset and provided for additional liabilities incurred due to the downturn in the performance of several of the plc Group's businesses. In addition, the plc Group has incurred restructuring costs and charges associated with implementing new IT systems across the plc Group. These (charges)/credits have been analysed as follows:

A      OPERATING EXCEPTIONALS

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Stock write-downs and related costs                                  (672)          --
Restructuring costs                                                  (158)          --
                                                                ---------    ---------
Included in cost of sales                                            (830)          --
                                                                ---------    ---------
Impairment of goodwill and tangible fixed assets                   (3,831)          --
Restructuring and systems implementation costs                       (399)         (32)
Provisions for doubtful debts                                        (150)          --
                                                                ---------    ---------
Included in administrative expenses                                (4,380)         (32)
                                                                ---------    ---------
plc Group operating exceptionals                                   (5,210)         (32)
Share of joint ventures' operating exceptionals                        (6)          --
                                                                ---------    ---------
Total operating exceptionals                                       (5,216)         (32)
                                                                =========    =========

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Network equipment and services                                     (1,312)         (29)
Mobile                                                                (39)          (6)
Other                                                                (104)          30
Goodwill impairment                                                (3,544)          --
                                                                ---------    ---------
                                                                   (4,999)          (5)
Capital                                                               (70)          --
Goodwill impairment                                                  (133)          --
                                                                ---------    ---------
Continuing operations                                              (5,202)          (5)
Discontinued operations                                               (14)         (27)
                                                                ---------    ---------
                                                                   (5,216)         (32)
                                                                =========    =========
United Kingdom                                                       (823)          26
The Americas                                                         (407)         (18)
Rest of Europe                                                       (282)         (28)
Africa, Asia and Australasia                                          (27)         (12)
                                                                ---------    ---------
                                                                   (1,539)         (32)
Goodwill impairment                                                (3,677)          --
                                                                ---------    ---------
                                                                   (5,216)         (32)
                                                                =========    =========

In addition, the plc Group has recorded its share of the operating exceptional charges (L173 million) of its associate, Easynet Group Plc. During the year to 31 December 2001, Easynet Group Plc impaired the carrying value of its fixed assets and goodwill and incurred restructuring and reorganisation costs.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
B      NON-OPERATING EXCEPTIONALS

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Gain on disposal of discontinued operations                           358           --
Gain/(loss) on disposal of fixed assets and investments in
  continuing operations                                                18          (38)
Merger/demerger items                                                 291           20
                                                                ---------    ---------
Included in non-operating exceptional items                           667          (18)
                                                                =========    =========
Gain on repurchase of Bonds                                           166           --
                                                                ---------    ---------
Included in net finance income                                        166           --
                                                                =========    =========

The release of provisions relating to demerger share options arises due to the significant reduction in plc's share price and comprises two elements. L247 million relates to a provision created in respect of the Marconi Launch Share Plan which has been released from shares to be issued within equity shareholders' (deficit)/funds. A further L44 million has been released from provisions for liabilities and charges that related to provisions respect of other option schemes created at the time of the MES business separation.

Merger/demerger receipts for the year ended 31 March 2001 represents a further settlement of the MES Transaction in the year.

There were no material non-operating exceptionals relating to discontinued operations incurred prior to disposal.

The gains on the repurchase of Bonds and the sale of subsidiaries are discussed further in notes 21 and 26 respectively.

C      EXCEPTIONAL CASH FLOWS

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Operating
  Restructuring and systems implementation costs                     (350)          --
  Other                                                               (18)         (39)
                                                                ---------    ---------
                                                                     (368)         (39)
                                                                =========    =========
Non-operating
  Merger/demerger receipts                                             --          (56)
  Disposal of tangible fixed assets                                   116           --
  Sales of interests in subsidiary companies and associates         1,443           --
Repurchase of Bonds                                                  (209)          --
                                                                ---------    ---------
                                                                    1,350          (56)
                                                                =========    =========

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 24 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 24 (e). Repurchase of Bonds is covered in notes 21 and 25.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
7      NET INTEREST PAYABLE

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Interest receivable
  Loans and deposits                                                   31           27
  Other                                                                 9            9
                                                                ---------    ---------
Interest receivable -- total                                           40           36
                                                                ---------    ---------
Income from fixed asset investments
  Listed investments                                                    2           18
  Unlisted investments                                                 --            5
                                                                ---------    ---------
Income from fixed asset investments -- total                            2           23
                                                                ---------    ---------
Interest payable
  Bank loans and overdrafts                                          (281)        (187)
  Loan capital                                                         (1)          (3)
  Other                                                                --          (20)
                                                                ---------    ---------
Interest payable -- total                                            (282)        (210)
                                                                ---------    ---------
Net interest payable -- plc Group                                    (240)        (151)
                                                                ---------    ---------
Share of net income receivable of joint ventures and
  associates                                                            2            1
                                                                ---------    ---------
Net interest payable                                                 (238)        (150)
                                                                =========    =========

8      NET FINANCE INCOME

                                                                                   2001
                                                                     2002    (restated)
                                                                L million     L million
                                                                ---------    ----------
Financing costs
  Syndicated loan fees                                                 (5)           (3)
  Interest on pension scheme liabilities (note 27)                   (181)         (187)
  Finance leases                                                       (1)           --
                                                                ---------    ----------
Financing costs -- total                                             (187)         (190)
                                                                ---------    ----------
Finance income
  Exceptional gain on the repurchase of Bonds (note 21)               166            --
  Expected return on pension scheme assets (note 27)                  221           231
                                                                ---------    ----------
Finance income -- total                                               387           231
                                                                ---------    ----------
Net finance income                                                    200            41
                                                                =========    ==========

As discussed in note 21, the plc Group repurchased Bonds issued by Corp with a fair value (after unamortised discount) of L375 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
9      TAX

A      TAX CHARGE/(CREDIT) ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

                                                                                   2001
                                                                     2002    (restated)
                                                                L million     L million
                                                                ---------    ----------
Current taxation
  Corporation tax 30 per cent. (2001 30 per cent.)                     --           256
  Double taxation relief                                               --          (105)
  UK (over)/under provision in respect of prior years                 (18)            1
  Overseas tax                                                         51            96
  Overseas (over)/under provision in respect of prior years           (15)            1
  Joint ventures and associates                                         4            10
                                                                ---------    ----------
                                                                       22           259
                                                                ---------    ----------
Deferred taxation
Changes arising from:
  Timing differences -- origination and reversal                       67            12
  Estimated recoverable amount of deferred tax assets                 121           (59)
                                                                ---------    ----------
                                                                      188           (47)
                                                                ---------    ----------
Total                                                                 210           212
                                                                =========    ==========

Included in the tax on (loss)/profit are the following amounts relating to exceptional items:

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Operating exceptionals                                                (67)         (11)
Non-operating exceptionals                                            298           28
                                                                ---------    ---------
                                                                      231           17
                                                                =========    =========

B      DEFERRED TAXATION ASSETS/(LIABILITIES)

                                                                plc Group      Company
                                                                L million    L million
                                                                ---------    ---------
At 1 April 2001 -- as previously reported                             195           --
  Prior period adjustment                                             (25)          --
                                                                ---------    ---------
At 1 April 2001 -- as restated                                        170           --
  Charged to the profit and loss account                             (188)          --
                                                                ---------    ---------
AT 31 MARCH 2002                                                      (18)          --
                                                                =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002

                                                         plc Group                  Company
                                                  -----------------------    ----------------------
                                                                     2001
                                                       2002    (restated)         2002         2001
                                                  L million     L million    L million    L million
                                                  ---------    ----------    ---------    ---------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and
     charges                                            (12)          195           --           --
  Accelerated capital allowances                         (6)          (25)          --           --
                                                  ---------    ----------    ---------    ---------
                                                        (18)          170           --           --
                                                  =========    ==========    =========    =========

Deferred tax liability balances and asset balances are shown in provisions (note
22) and debtors (note 18) respectively.

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

Included in the net deficit or surplus in respect of retirement benefits (note
27) is a net deferred tax liability of L68 million in respect of the year to 31 March 2001. No net deferred tax has been recognised in respect of retirement benefits for the year to 31 March 2002.

C      RECONCILIATION OF CURRENT TAXATION CHARGE FOR THE PERIOD

                                                                      plc Group
                                                                ----------------------
                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Loss before tax                                                    (5,664)         (70)
                                                                ---------    ---------
Tax credit on loss at a standard rate of 34 per cent. (2001
  34 per cent.)                                                     1,926           24
Non deductible goodwill impairment, amortisation and other
  similar items                                                    (1,503)        (229)
Tax losses and other deferred tax items not recognised in
  current tax                                                        (478)         (46)
Over/(under) provision in prior years                                  33           (2)
Other                                                                  --           (6)
                                                                ---------    ---------
Current tax charge for the year                                       (22)        (259)
                                                                =========    =========

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the plc Group operates.

D      FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L596 million (2001 L147 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the plc Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

10      EQUITY MINORITY INTERESTS

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the plc Group.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
11      EQUITY DIVIDENDS

During the year to 31 March 2002, no dividends were declared. In the year to 31 March 2001 L148 million of dividends were declared with L52 million (1.9 pence per share) being an interim dividend and L96 million (3.45 pence per share) as the final dividend.

12      (LOSS)/EARNINGS PER SHARE

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,789.6 million ordinary shares (2001 2,757.7 million ordinary shares) in issue during the year.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic (loss)/earnings per share has been presented in order to highlight the underlying performance of the plc Group, and is calculated as set out in the reconciliation of (loss)/earnings per share excluding goodwill amortisation and exceptional items below.

                                                          2002                2001 (restated)
                                                 ----------------------    ----------------------
                                                                (Loss)/                   (Loss)/
                                                   (Loss)/     earnings      (Loss)/     earnings
                                                  earnings    per share     earnings    per share
                                                 L million        pence    L million        pence
                                                 ---------    ---------    ---------    ---------
Loss and basic loss per share                       (5,875)      (210.6)        (287)       (10.4)
Exceptional items (note 6)
  Operating exceptionals                             5,216        187.0           32          1.2
  plc Group share of associates' operating
     exceptionals                                      173          6.2           --           --
  Non-operating exceptionals                          (667)       (23.9)          18          0.7
  Gain on repurchase of Bonds                         (166)        (6.0)          --           --
Taxation arising on goodwill amortisation and
  exceptional items (note 9(a))                        231          8.3           17          0.6
Goodwill amortisation                                  440         15.8          673         24.4
                                                 ---------    ---------    ---------    ---------
                                                      (648)       (23.2)         453         16.5
                                                 =========    =========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
13     DIRECTORS AND EMPLOYEES

A      PLC DIRECTORS' REMUNERATION

                                                                  Excluding
                                                                   pension          Pension
                                                                contributions    contributions                Payments to
                                                               ---------------   -------------               meet pension
                                 Salary &      Other             2002     2001    2002    2001   Severence    commitments
                                     Fees   benefits   Bonus    Total    Total   Total   Total    payments   on severence
                                     L000       L000    L000     L000     L000    L000    L000        L000           L000
                                 --------   --------   -----   ------   ------   -----   -----   ---------   ------------
D C Bonham                            174         --      --      174       --     --      --           --             --
M W J Parton                          400        281      --      681      524    177     177           --             --
M J Donovan                           400         87     248      735      475     94     156           --             --
S Hare                                375         58      --      433       --     25      --           --             --
Sir William Castell                    35         --      --       35       33     --      --           --             --
The Rt Hon The Baroness Dunn           33         --      --       33       33     --      --           --             --
Sir Alan Rudge                         40         --      --       40       40     --      --           --             --
Hon Raymond G H Seitz                  33         --      --       33       33     --      --           --             --
N J Stapleton                          40         --      --       40       40     --      --           --             --
Sir Roger Hurn                        115          7      --      122      295     --      --           --             --
Lord Simpson                          355        152      --      507    1,002    235     425          300             --
J C Mayo                              162        443      --      605      833    644     408          600            428
R I Meakin                            300        209      --      509      519    314     314          375            463
                                 --------   --------   -----   ------   ------   ----    ----    ---------   ------------
                                    2,462      1,237     248    3,947    3,827   1,489   1,480       1,275            891
                                 ========   ========   =====   ======   ======   ====    ====    =========   ============

NOTES
(1) Other benefits include the payment of a non-pensionable earnings supplement in relation to a Funded Unapproved Retirement Benefit Scheme ("FURBS").
(2) Executive Directors receive certain taxable benefits, including an allowance under the plc Group's car scheme.
(3) The fees of Non-Executive Directors were determined by the plc Board: the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the plc Audit Committee and the plc Remuneration Committee. With effect from 1 April 2002, the fees of Non-Executive Directors were reduced to L30,000 per annum. No additional fees will be paid to the Chairmen of plc Board Committees.
(4) Non-Executive Directors did not have service contracts and do not participate in any of the incentive arrangements open to executive Directors or the plc Group's pension scheme.
(5) All plc Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.
(6) The bonus paid to M J Donovan related to recruitment and retention arrangements established upon joining plc and before he became a Director.
(7) Pension contributions include contributions by plc to all pension schemes.

SHORT-TERM INCENTIVE BONUS

In the year ended 31 March 2002, plc's Remuneration Committee approved the implementation short term incentive plan for Executive Directors with a maximum payment of 100 per cent. of salary although owing to subsequent events, no such plan was implemented and no short term incentive payments were made to Executive Directors in the year ended 31 March 2002.

LONG-TERM INCENTIVES

plc, has since its formation, operated two main discretionary plans, the 1999 Stock Option Plan and the Long-Term Incentive Plan.

Options may be granted under the 1999 Stock Option Plan for a period of up to ten years from 30 November 1999. At the July 2001 plc Annual General Meeting, shareholders approved amendments to the plan rules giving the plc Remuneration Committee discretion to grant options which become exercisable over varying periods of time and which are subject to performance conditions appropriate to the markets in which plc operates. In previous years, plc's policy on the granting of options has been to make phased awards to key employees, based on business and personal performance, with the value of options granted normally ranging from 50 per cent. to 150 per cent. of basic salary per annum. Reductions in plc's share price meant both, that option holdings built up

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
over a number of years (with the minimum exercise value of any option granted under the plan having been L6.70) had lost any value as an incentive, and that grants based on these multiples of salary would result in an unacceptable level of dilution. In granting options to around 600 key executive, technical, and sales and marketing staff (including Executive Directors) in November 2001, the Remuneration Committee sought to balance an appropriate level of dilution with the need to provide a meaningful level of incentive. In exercising its discretion in respect of performance targets, the Remuneration Committee recognised the need for plc to achieve its short-term objectives in order to deliver longer-term performance. Of each option granted in November 2001, 50 per cent. is subject to the achievement of targets for the reduction in plc's net debt, and 50 per cent. subject to plc's Total Shareholder Return ("TSR") being better than that of the company at the fiftieth percentile for FTSE 100 companies. In order to provide a progressive incentive, options become exercisable, subject to the achievement of the performance conditions, over four years.

Under the rules of the Long-Term Incentive Plan, Executive Directors can receive an annual award of notional shares up to a maximum value of 50 per cent. of base salary. Three years after the award, participants may be granted a nil cost option to acquire plc Shares, up to the number covered by the award, subject to a demanding performance condition. For Executive Directors this requires plc's TSR to be at or above that of the top 50 companies in the FTSE 100 share index, for other executives the requirement is for Total Business Return to be above 17 per cent. To the extent that the awards vest, the nil cost options are normally exercisable in three equal tranches on date of grant and one and two years thereafter. In respect of awards made in 1998, nil cost options to acquire plc Shares were granted to Executive Directors on 18 June 2001 as follows: M W J Parton -- 28,405; M J Donovan -- 6,036; S Hare -- 17,394. Owing to changed circumstances, no awards were made in the year ended 31 March 2002.

In addition, plc also operates the Marconi UK Sharesave Plan and the Marconi Launch Share Plan (under which participants are eligible to receive 1,000 nil cost options in the event of plc's share price reaching L16.03 before November
2004) in which the Executive Directors and all eligible employees may participate. No award was made under the UK Sharesave Plan in 2001/02.

The plc Group has previously operated a personal shareholding policy in order to assist further in aligning the interests of executives and shareholders. The policy requires Executive Directors to build up, over a period of time, a target shareholding of plc Shares with a market value equal to three times annual basic salary. The policy was not applied to the November 2001 option grant as it was not considered to be practical to do so, given plc's share price.

RETIREMENT BENEFITS

All Executive Directors are members of the plc Group's pension scheme, the GEC 1972 Plan (the "UK Plan"). Members contribute at the rate of 3 per cent. of salary subject to limits imposed by the Inland Revenue. plc contributions made during the year ended 31 March 2002 amounted to 6.6 per cent. of salary similarly restricted (2001 6.6 per cent.). plc has announced that, with effect from 6 April 2002, it will increase employers' contributions to 14.2 per cent. of salary. Basic salary is the only element of remuneration that is pensionable other than for S Hare whose bonuses are pensionable in accordance with the terms of the UK Plan. As with all employees who joined the Plan prior to the introduction of the statutory earnings cap on pensions introduced in April 1989, S Hare's bonus is pensionable. Further details about the plc Directors' benefits under the UK Plan are given below.

Funded unapproved retirement benefit schemes ("FURBS") were operated during the year for five Executive Directors -- Lord Simpson, J C Mayo, M J Donovan, R I Meakin and M W J Parton. plc makes contributions to each of the FURBS on the advice of the actuary; such contributions are calculated to produce a capital sum targeted to provide benefits at the normal retirement age equivalent to a two-thirds pension. The targeted benefit takes into account the capital value of benefits arising from membership of the UK 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment. Normal retirement age is 62 for Executive Directors. In the event of cessation of employment before normal retirement age, or at retirement age, each of the Directors is entitled to the amount held in the FURBS established for him. The Remuneration Committee has

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

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                   YEAR ENDED 31 MARCH 2002
reviewed the cost of such arrangements and has decided that it is not appropriate to plc's changed circumstances and will seek to change the basis of the FURBS it provides for Executive Directors and senior employees. In future, with the exception of the FURBS established for the benefit of M J Donovan, all FURBS will be based upon "defined contribution" rather than the present "defined benefit" arrangements.

Prior to the year ended 31 March 2002, the contributions made to the plc Directors' FURBS were disclosed on a defined contribution basis. For the year ended 31 March 2002, owing to certain guarantees from plc which underpin the Directors' pension entitlements, plc believes that it is more appropriate to disclose the FURBS arrangements on a defined benefit basis in accordance with Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the UK Plan.

In addition to this disclosure, the plc Directors' remuneration table above also discloses within pension contributions, the contributions paid by plc in respect of these FURBS arrangements and all other pension arrangements, including the UK Plan.

(a) the pension benefits earned by the Directors of plc under the FURBS arrangements for the period to 31 March 2002

                             Length of         Increase in gross     Net cost of unapproved      Accumulated total gross
                           pensionable        unapproved accrued   pension benefits accrued   unapproved accrued pension
                               service   pension during the year            during the year             at 31 March 2002
Name of Director               (years)                      L000                       L000                         L000
----------------           -----------   -----------------------   ------------------------   --------------------------
M J Donovan                          3                        10                         54                           68
J C Mayo*                            3                        25                        107                          159
R I Meakin*                          5                         7                         66                          102
M W J Parton                        11                        12                         58                           52
                           ===========   =======================   ========================   ==========================

* at the date of cessation of employment

The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to 31 March 2002. The increase in accrued pension during the year excludes any increase for inflation. J C Mayo resigned as a Director of plc on 6 July 2001 and R I Meakin resigned from plc on 31 March 2002. During the year, plc made the following payments to the Trustee of the FURBS in respect of individual Directors: J C Mayo L633,000 (2001 L374,000); M J Donovan L63,966 (2001 L63,181); R I Meakin L290,000 (2001 L290,000); and M W J
Parton L147,000 (2001 L147,000). No entry is shown for Lord Simpson as, in his case, his defined contribution entitlement due under the FURBS was completed in the year by the payment of L212,000 to the trustee of the FURBS. The contributions are determined each year based on actuarial advice to be sufficient to meet the obligations. Periodically the contributions are reviewed by the actuary.

(b) the pension benefits earned by the Directors of plc under the UK Plan

                                                                                                Accumulated total
                                 Length of        Increase in       Cost of pension benefits      accrued pension
                               pensionable    accrued pension    accrued during the year net          at 31 March
                                   service    during the year      of member's contributions                 2002
     Name of Director              (years)               L000                           L000                 L000
     ----------------          -----------    ---------------    ---------------------------    -----------------
M J Donovan                              3                  2                              2                    6
S Hare                                  13                 18                            100                   67
J C Mayo*                                3                  7                             58                   12
R I Meakin*                              5                  2                             11                    9
M W J Parton                            11                  3                             11                   24
Lord Simpson*                            4                  1                              8                    8
                               ===========    ===============    ===========================    =================

* at the date of cessation of employment

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to 31 March 2002. The increase in accrued pension during the year excludes any increase for inflation. The cost of pension benefits accrued during the year net of member's contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the year net of member's contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the plc Group's pension arrangements and not a sum paid or due to the Directors of plc.

The ability of plc to satisfy pension obligations for plc Directors subject to the earnings cap from plc's approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of M W J Parton, benefits accrued under approved plans from previous employment are lower than previously anticipated. Consequently, a higher proportion of his accrued pension benefit can be paid from the UK Plan, as opposed to FURBS arrangements and his accrued pension under the Plan has been increased as a result. His entitlement under the FURBS arrangements has been reduced by a corresponding amount.

Members of the UK Plan have the option to make contributions to the Selected Benefit Scheme (an additional voluntary contribution scheme); neither the contributions nor the resulting benefits are included in the above table.

DEATH IN SERVICE BENEFITS

In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the UK Plan, will be held in trust for the benefit of dependants of each of M J Donovan, S Hare and M W J Parton.

DIRECTORS' INTERESTS

The plc Directors' interests as defined by the Act (which include trustee holdings and family interests incorporating holdings of minor children) in shares of plc and its subsidiaries are as follows:

(A)    ORDINARY SHARES

                                                           As at 31 March 2002        As at 1 April 2001
                                                                    Beneficial    (or later appointment)
                                                           -------------------    ----------------------
D C Bonham                                                             156,000                     6,000
Sir William Castell                                                     10,000                    10,000
The Rt Hon The Baroness Dunn                                            10,000                    10,000
M J Donovan                                                            169,591                    67,601
S Hare                                                                  30,121                     1,660
M W J Parton                                                           128,122                    28,860
Sir Alan Rudge                                                          20,000                    10,000
Hon Raymond G H Seitz                                                   11,099                    11,095
N J Stapleton                                                           21,572                    13,572
                                                           ===================    ======================

None of the plc Directors held any non-beneficial interests in the shares of plc during the year ended 31 March 2002.

There have been no other changes in the interests of plc Directors between 31 March 2002 and 15 May 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
(B)    OPTIONS

The following table shows the interests of plc Directors in options over plc
Shares:

                                                                     Exercised in      Lapsed in
                         At 1 April 2001      Granted in the year      the year        the year        At 31 March 2002
                       --------------------   --------------------   -------------   -------------   --------------------
                                    Average                                                                       Average
                                   exercise               Exercise                                               exercise
                                      price                  price                                                  price
                             No.      pence         No.      pence     No.   pence     No.   pence         No.      pence
                       ---------   --------   ---------   --------   -----   -----   -----   -----   ---------   --------
M J Donovan                1,000       nil        6,036        nil     737     nil      --      --       6,299       nil
                         800,000       662    2,500,000         35      --      --      --      --   3,300,000       187
S Hare                     1,000       nil       17,394        nil   5,798     nil      --      --      12,596       nil
                         484,034       586    2,000,000         35      --      --      --      --   2,484,034       142
M W J Parton               1,000       nil       28,405        nil      --      --      --      --      29,405       nil
                       1,456,591       603    3,000,000         35   8,497     203   3,136     538   4,444,958       221
                       =========   =======    =========   ========   =====   =====   =====   =====   =========   =======


                           Exercisable
                       --------------------

                            From         To
                       ---------   --------
M J Donovan            June 2001   Nov 2009
                        Oct 2001   Dec 2010
S Hare                 June 2001   Nov 2009
                        Feb 1997   Nov 2010
M W J Parton           June 2001   Nov 2009
                        Oct 2000   Dec 2010
                       =========   ========

---------------

NOTES

(1) All options have exercise prices that exceed the market price of a plc share as at 28 March 2002, other than nil cost options granted under the Launch Share Plan (1,000 shares at nil cost) and the Long-Term Incentive Plan.

(2) S Hare was appointed a director of plc on 10 April 2001 and his options are shown at that date.

(3) Gains totalling L1,747 were made by M J Donovan in the exercise of share options during the period 1 April 2001 to 31 March 2002. Gains totalling L6,436 were made by S Hare in the exercise of share options during the period 10 April 2001 to 31 March 2002. Gains totalling L11,811 were made by M W J Parton in the exercise of share options during the period 1 April 2001 to 31 March 2002.

(4) The mid-market price of a plc share as at 28 March 2002 was 6.96 pence with a range during the year of 6.25 pence to 424 pence.

(5) The options set out above relate to those granted under the Manager's 1984 Share Option Scheme, the 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Phantom Option Schemes, the Marconi Launch Plan, the Long-Term Incentive Plan, the Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(6) The information provided above is a summary and full details of plc Directors' shareholdings and options are contained in plc's register of Directors' interests.

B      AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                Number ('000)
                                                                -------------
                                                                2002     2001
                                                                ----     ----
Networks equipment                                                19       24
Networks services                                                  8        9
Mobile                                                             5        4
Other                                                             --        1
                                                                ----     ----
                                                                  32       38
Capital                                                            3        3
                                                                ----     ----
Continuing operations                                             35       41
Discontinued operations                                           10       11
                                                                ----     ----
plc Group employees                                               45       52
Share of joint venture employees                                   3        4
                                                                ----     ----
plc Group and share of joint venture employees                    48       56
                                                                ====     ====

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
C      STAFF COSTS

                                                                                   2001
                                                                     2002    (restated)
                                                                L million     L million
                                                                ---------    ----------
Wages and salaries                                                  1,295         1,423
Social security costs                                                 156           164
  Amounts charged to operating expenses                                67            77
  Amounts included in net finance income (note 27)                    (40)          (44)
  Amounts recognised in the Statement of Total Recognised
     Gains and Losses (note 27)                                       351            73
                                                                ---------    ----------
Other pension costs                                                   378           106
                                                                ---------    ----------
                                                                    1,829         1,693
                                                                =========    ==========
United Kingdom                                                        942           584
The Americas                                                          483           637
Rest of Europe                                                        357           397
Africa, Asia and Australasia                                           47            75
                                                                ---------    ----------
                                                                    1,829         1,693
                                                                =========    ==========

Included within the staff costs for the year ended 31 March 2002 are L11 million (2001 L16 million) of expense related to ongoing remuneration costs regarding share option schemes (see note 22).

D      SHARE OPTIONS

At 31 March 2002 options were still outstanding in respect of the plc Shares under plc's options schemes:

                                                             Amount                           Date
                                                Number    of shares    Subscription       normally
                                             of shares    L million           price    exercisable
                                           -----------    ---------    ------------    -----------
The Employee 1992 Savings-Related Share
  Option Scheme                              3,872,995          0.2        203-273p      2001-2003
The 1984 Managers' Share Option Scheme         881,056           --        183-266p      2001-2004
The 1997 Executive Share Option Scheme      12,004,398          0.6        311-384p      2001-2008
The Marconi UK Sharesave Plan                3,939,944          0.2        538-748p      2003-2006
The Marconi International Sharesave
  Plan                                       1,387,869          0.1            737p      2004-2006
The Marconi Launch Share Plan               39,080,650          2.0              --      2002-2006
The Marconi 1999 Stock Option Plan         122,015,797          6.1        35-1009p      2002-2010
The MSI 1995 Stock Option Plan                 207,083           --          3-274p      2001-2008
The MSI 1999 Stock Option Plan               3,185,332          0.2        212-957p      2001-2010
The MSIH Stock Option Plan                     992,487           --        212-930p      2001-2005
The Mariposa Technology, Inc 1998
  Employee Incentive Plan                    1,616,115          0.1           9-56p      2001-2010
The Marconi Restricted Share Plan            4,689,574          0.2          0-947p      2001-2004
The Phantom Option Scheme                   72,753,885          3.6         5-1250p      2001-2009
Long Term Incentive Plan                       772,188           --              --      2001-2003
                                           ===========    =========    ============    ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
14      GOODWILL

                                                                     Cost
                                                                L million
                                                                ---------
At 1 April 2001                                                     7,313
Acquisitions (note 26 (a))                                             39
Adjustments in respect of prior-year acquisitions (note
  26(a))                                                              (49)
Disposals                                                            (505)
Exchange rate adjustment                                               14
                                                                ---------
AT 31 MARCH 2002                                                    6,812
                                                                =========

                                                                Amortisation
                                                                   L million
                                                                ------------
At 1 April 2001                                                       (1,918)
Charged to profit and loss account                                      (431)
Impairment                                                            (3,677)
Disposals                                                                142
Exchange rate adjustment                                                 (51)
                                                                ------------
AT 31 MARCH 2002                                                      (5,935)
                                                                ============
NET BOOK VALUE AT 31 MARCH 2002                                          877
Net book value at 31 March 2001                                        5,395
                                                                ============

The impairment loss has been calculated using forecast cash flows adjusted by a 15 per cent. discount rate.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
15      TANGIBLE FIXED ASSETS

                                                                                        Payments
                                     Leasehold property                 Fixtures,             on
                                    ---------------------               fittings,    account and
                         Freehold                           Plant and   tools and   assets under
                         property        Long       Short   machinery   equipment   construction       Total
plc Group               L million   L million   L million   L million   L million      L million   L million
---------               ---------   ---------   ---------   ---------   ---------   ------------   ---------
Cost at 1 April 2001          284          20          48         737         709            197       1,995
  Exchange rate
     adjustment                (3)         --          (1)        (10)         (4)            (1)        (19)
  Reclassification             14          (4)        (21)        (40)         51             --          --
  Additions                    13           1           2         128          84            124         352
  Businesses acquired           1          --          --           1           1             --           3
  Completed
     construction               1          --          --          26          19            (46)         --
  Disposals                   (63)         (3)         (2)        (65)       (106)            --        (239)
  Businesses disposed         (87)         (3)        (19)       (257)       (158)          (234)       (758)
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
COST AT 31 MARCH 2002         160          11           7         520         596             40       1,334
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
Depreciation at 1
  April 2001                   62           3          13         365         410             --         853
  Exchange rate
     adjustment                (1)         --          --          (7)         (2)            --         (10)
  Reclassification             10          (1)         (5)        (14)         10             --          --
  Charged to profit
     and loss account           6           1           5          96         137             --         245
  Impairment of fixed
     assets                     1          --          --         116          37             --         154
  Disposals                   (15)         --          --         (41)        (68)            --        (124)
  Businesses disposed         (26)         (1)        (10)       (180)        (89)            --        (306)
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
DEPRECIATION AT 31
  MARCH 2002                   37           2           3         335         435             --         812
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
NET BOOK VALUE AT 31
  MARCH 2002                  123           9           4         185         161             40         522
Net book value at 31
  March 2001                  222          17          35         372         299            197       1,142
                        =========   =========   =========   =========   =========   ============   =========

The net book value of tangible fixed assets of the plc Group includes an amount of L6 million (2001 L4 million) in respect of assets held under finance leases, on which the depreciation charge for the year was L2 million (2001 L1 million).

Some assets have been reclassified during the year to reflect a more appropriate categorisation of items previously aggregated in the financial statements.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
16      FIXED ASSET INVESTMENTS

A      JOINT VENTURES, ASSOCIATES AND OTHER

                                           Joint ventures & associates                         Other investments
                                     ----------------------------------------   -----------------------------------------------
                                          Shares                        Share
                                       Cost less       Goodwill       of post                                        Investment
                                         amounts      Cost less   acquisition                 Cost or                    in own
                                     written off   amortisation      reserves       Loans   valuation   Provisions       shares
plc Group                              L million      L million     L million   L million   L million    L million    L million
---------                            -----------   ------------   -----------   ---------   ---------   ----------   ----------
At 1 April 2001                               77             18            22          16         562         (112)           8
  Additions                                  302             72            --          --          80           --           24
  Disposals and repayments                   (60)           (16)          (32)        (14)       (321)          --          (32)
  Profits less losses retained                --             (9)         (179)         --          --           --           --
  Deficit on valuation of listed
    investments                               --             --            --          --          --         (156)          --
                                     -----------   ------------   -----------   ---------   ---------   ----------   ----------
AT 31 MARCH 2002                             319             65          (189)          2         321         (268)          --
                                     ===========   ============   ===========   =========   =========   ==========   ==========


                                         Total
plc Group                            L million
---------                            ---------
At 1 April 2001                            591
  Additions                                478
  Disposals and repayments                (475)
  Profits less losses retained            (188)
  Deficit on valuation of listed
    investments                           (156)
                                     ---------
AT 31 MARCH 2002                           250
                                     =========

Additions during the year consisted mainly of Easynet Group Plc (L235 million) and Ultramast Limited (L65 million).

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Alstom -- listed overseas                                              --          236
                                                                ---------    ---------
Other investments -- listed in the United Kingdom                      19           20
                                                                ---------    ---------
Other investments -- listed overseas                                   --           73
                                                                =========    =========

The plc Group has not provided for tax which could arise if these investments were realised at the values stated. The plc Group estimates that the tax charge arising would be Lnil (2001 L6 million).

On 19 June 2001, plc sold its remaining investment in Alstom.

On 26 September 2001, plc sold its remaining investment in Lagardere SCA.

On 1 February 2002, the plc Group acquired an approximate 10 per cent. shareholding in Bookham Technology plc.

At 15 May 2002 the market value of the investments shown above was, in aggregate, L15 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002

                                                                              Number       Country of
Associated Companies    Class of shares                                         held    Incorporation
--------------------    ---------------------------------------------    -----------    -------------
Easynet Group Plc
  (71.7 per cent.)      Ordinary shares of 4 pence                        30,940,597    Great Britain
                        Convertible ordinary shares of                    48,553,661
                        4 pence
                          Equity share                 71.7 per cent.
                          Voting share                 49.7 per cent.
Plessey Holdings Ltd
  (50.0 per cent.)      'G' ordinary shares of L1                        265,000,500    Great Britain
                        'S' ordinary shares of L1                                 --
                          Equity and voting share      50.0 per cent.

Easynet Group Plc's year end is 31 December 2001. As it is a company quoted on the London Stock Exchange, its results have been accounted for under the equity accounting method for the period from acquisition (26 July 2001) to 31 December 2001. Easynet is a network-based provider of broadband services and internet solutions.

On 22 May 2000, the rights of former employees of GEC to exercise options and receive a securities package from the GEC Special Purpose Trust lapsed. During the year ended 31 March 2002, plc disposed of the assets of the GEC Special Purpose Trust, which comprised 4,259,775 plc Shares, 1,832,588 BAE SYSTEMS plc shares and L582,839 of BAE SYSTEMS plc Capital Amortising Loan Stock ("CALS"), for aggregate consideration of L7 million. The trust has no remaining investments at 31 March 2002, and will be wound up during the next financial year.

The Marconi Employee Trust ("MET"), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 1 December 1999. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 3,918,574 plc Shares at 31 March 2002, with a market value of L0.3 million. Dividends receivable by MET from plc have been waived.

The GEC Employee Share Trust ("EST"), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,188,414 plc Shares at 31 March 2002, with a market value of L0.1 million. Dividends receivable by EST from plc have not been waived.

The GEC Special Purpose Trust, the MET and the EST have been consolidated. All operating expenses incurred are charged to the plc Group profit and loss account.

B      SHARES IN PLC GROUP COMPANIES

                                                                     Cost
Company                                                         L million
-------                                                         ---------
At 1 April 2001                                                       439
  Additions                                                           255
  Impairments                                                         (92)
                                                                ---------
AT 31 MARCH 2002                                                      602
                                                                =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
The plc Group's most significant operating subsidiaries (by class of business) are:

Core businesses                                                 Country of Incorporation
---------------                                                 ------------------------
NETWORKS EQUIPMENT AND SERVICES
  Marconi Communications Ltd.                                   Great Britain
  Marconi Communications S.p.A.                                 Italy
  Marconi Communications, Inc.                                  USA
  Marconi Communications GmbH.                                  Germany
MOBILE COMMUNICATIONS
  Marconi Mobile S.p.A.                                         Italy
CAPITAL
Marconi Applied Technologies Ltd                                Great Britain
OTHER
Corp                                                            Great Britain

The above list of subsidiaries includes those businesses that had a material effect on the consolidated results to 31 March 2002.

17     STOCKS AND CONTRACTS IN PROGRESS

                                                       plc Group                  Company
                                                 ----------------------    ----------------------
                                                      2002         2001         2002         2001
                                                 L million    L million    L million    L million
                                                 ---------    ---------    ---------    ---------
Raw materials and bought out components                203          637           --           --
Work in progress                                       241          477           --           --
  Payments on account                                   (3)          (4)          --           --
Long-term contract work in progress                     83           80           --           --
Finished goods                                         196          531           --           --
                                                 ---------    ---------    ---------    ---------
                                                       720        1,721           --           --
                                                 =========    =========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
18     DEBTORS

                                                       plc Group                  Company
                                                -----------------------    ----------------------
                                                                   2001
                                                     2002    (restated)         2002         2001
                                                L million     L million    L million    L million
                                                ---------    ----------    ---------    ---------
Amounts falling due within one year
  Trade debtors                                       979         2,096           --           --
  Amounts recoverable on contracts                     --            37           --           --
  Amounts owed by joint ventures and
     associates                                        26            28           --           --
  Other debtors                                        96           146           --            6
  Prepayments and accrued income                      102            79           --           --
  Amounts owed by Group undertakings                   --            --          275          520
                                                ---------    ----------    ---------    ---------
                                                    1,203         2,386          275          526
                                                =========    ==========    =========    =========
Amounts falling due after more than one year
  Trade debtors                                        16            20           --           --
  Amounts recoverable on contracts                     --             6           --           --
  Other debtors                                        71            87           --           --
  Prepayments and accrued income                        7            14           --           --
  Deferred taxation (notes 9 (b) and 22)               --           170           --           --
                                                ---------    ----------    ---------    ---------
                                                    1,297         2,683          275          526
                                                =========    ==========    =========    =========

19     CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

                                                       plc Group                  Company
                                                 ----------------------    ----------------------
                                                      2002         2001         2002         2001
                                                 L million    L million    L million    L million
                                                 ---------    ---------    ---------    ---------
Dated securities at market value
  Listed securities -- cost Lnil (2001 L25
     million)                                           --           26           --           --
Unlisted investments                                    15           --           --           --
                                                 ---------    ---------    ---------    ---------
Investments                                             15           26           --           --
Cash at bank and in hand                             1,374          484            1          141
                                                 ---------    ---------    ---------    ---------
                                                     1,389          510            1          141
                                                 =========    =========    =========    =========
Divided between
  Cash and bank deposits repayable on demand
     (note 29)                                       1,309          259            1          141
  Liquid resources (note 29)                            65          251           --           --
  Other investments                                     15           --           --           --
                                                 ---------    ---------    ---------    ---------
                                                     1,389          510            1          141
                                                 =========    =========    =========    =========

The total restricted cash was L61 million (2001 L47 million) of which L25 million (2001 Lnil) reflects cash collateral placed against bonding facilities, L17 million (2001 L25 million) reflects cash in the captive insurance company and L19 million (2001 L22 million) reflects cash deposited against secured loans in Italy.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
20     CREDITORS

                                                       plc Group                  Company
                                                -----------------------    ----------------------
                                                                   2001
                                                     2002    (restated)         2002         2001
                                                L million     L million    L million    L million
                                                ---------    ----------    ---------    ---------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                            2,351           342           --           --
     Other                                             44         1,018           --           --
  Debenture loans                                      32            44           --           --
  Obligations under finance leases                      9             3           --           --
                                                ---------    ----------    ---------    ---------
                                                    2,436         1,407           --           --
  Payments received in advance                        101           185           --           --
  Trade creditors                                     512           963           --           --
  Amounts owed to joint ventures and
     associates                                         9             9           --           --
  Current taxation                                    290           164           --           --
  Other taxation and social security                   15           107           --           --
  Other creditors                                     423           363           --           --
  Accruals and deferred income                        282           626           --           --
  Amounts owed to plc Group undertakings               --            --          207           19
  Proposed dividend                                    --            96           --           96
                                                ---------    ----------    ---------    ---------
                                                    4,068         3,920          207          115
                                                =========    ==========    =========    =========
Amounts falling due after more than one year
  Bank loans and overdrafts                            32            23           --           --
  Debenture loans                                      --            78           --           --
  Bonds                                             1,771         2,165           --           --
  Obligations under finance leases                     --             4           --           --
                                                ---------    ----------    ---------    ---------
                                                    1,803         2,270           --           --
  Payments received in advance                         29            53           --           --
  Trade creditors                                      --             1           --           --
  Other creditors                                      70           250           --           --
                                                ---------    ----------    ---------    ---------
                                                    1,902         2,574           --           --
                                                =========    ==========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
21     BORROWINGS

                                                       plc Group                  Company
                                                 ----------------------    ----------------------
                                                      2002         2001         2002         2001
                                                 L million    L million    L million    L million
                                                 ---------    ---------    ---------    ---------
Bank loans and overdrafts
  Secured                                               31           --           --           --
  Unsecured                                          2,396        1,383           --           --
Debenture loans
  Secured                                               --           33           --           --
  Unsecured                                             32           89           --           --
Bonds                                                1,771        2,165           --           --
Obligations under finance leases                         9            7           --           --
                                                 ---------    ---------    ---------    ---------
                                                     4,239        3,677           --           --
Less amounts falling due within one year            (2,436)      (1,407)          --           --
                                                 ---------    ---------    ---------    ---------
                                                     1,803        2,270           --           --
                                                 =========    =========    =========    =========
Analysis of repayments of long-term
  borrowings
  Bank loans
     Between one and two years                           6           23           --           --
     Between two and five years                         14           --           --           --
     In more than five years                            12           --           --           --
  Bonds
     Between one and two years                          --           10           --           --
     Between two and five years                        262          358           --           --
     In more than five years                         1,509        1,879           --           --
                                                 ---------    ---------    ---------    ---------
                                                     1,803        2,270           --           --
                                                 =========    =========    =========    =========
Debenture loans and Bonds
  Repayable at par wholly within five years
     (average rate 5.6 per cent.)                      262          354           --           --
  Repayable at par wholly after five years
     (average rate 7.5 per cent.)
     Bonds                                           1,509        1,855
     Other                                              --           78           --           --
                                                 ---------    ---------    ---------    ---------
                                                     1,509        1,933           --           --
                                                 =========    =========    =========    =========

BONDS

During the year ended 31 March 2002, the plc Group repurchased E67.9 million of Eurobonds with a coupon rate of 5.625 per cent. per annum maturing on 30 March 2005, E256.7 million of Eurobonds with a coupon rate of 6.375 per cent. per annum maturing on 30 March 2010, US$131 million of US dollar bonds with a coupon rate of 7.75 per cent. per annum maturing 15 September 2010 and US$130.1 million of US dollar bonds with a coupon rate of 8.375 per cent. per annum maturing 15 September 2030.

The plc Group recognised an exceptional gain within finance income on these repurchases of L166 million.

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L450 million refer to Corp's 6.375 per cent. Eurobond due 2010, L530 million refer to Corp's 7.75 per cent. yankee bond due 2010, and L529 million refer to Corp's 8.375 per cent. yankee bond due 2030.

More analysis of the maturity of the plc Group's debt is given in note 29.

BORROWING FACILITIES

The plc Group has no undrawn committed borrowing facilities. The undrawn facilities available at 31 March 2002 were:

                                                                      plc Group
                                                                ----------------------
                                                                     2002         2001
                                                                L million    L million
                                                                ---------    ---------
Expiring in one year or less                                           --        1,679
Expiring in more than one year but not more than five years            --        1,788
                                                                ---------    ---------
                                                                       --        3,467
                                                                =========    =========

22     PROVISIONS FOR LIABILITIES AND CHARGES

                                                      Share    Deferred               plc Group     Company
                                  Restructuring     options         tax       Other       Total       Total
                                      L million   L million   L million   L million   L million   L million
                                  -------------   ---------   ---------   ---------   ---------   ---------
At 1 April 2001 -- as originally
  reported                                   46         442          --         394         882          --
  Prior period adjustment                    --          --          --        (168)       (168)         --
                                  -------------   ---------   ---------   ---------   ---------   ---------
At 1 April 2001 -- as restated               46         442          --         226         714          --
  Exchange rate adjustment                   --          --          --          (6)         (6)         --
  Acquisitions                               --          --          --          10          10          --
  Disposals                                  (6)         --          --         (32)        (38)         --
  Transferred from debtors
     (notes 9 (b), 18)                       --          --        (170)         --        (170)         --
  Charged                                    94          26         188         174         482          --
  Released                                  (10)        (52)         --         (16)        (78)         --
  Utilised                                  (28)       (237)         --        (144)       (409)         --
                                  -------------   ---------   ---------   ---------   ---------   ---------
AT 31 MARCH 2002                             96         179          18         212         505          --
                                  =============   =========   =========   =========   =========   =========

Other provisions mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered, losses on contract work in progress and provisions for supplier commitments. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

The prior period adjustment is necessary in order to reflect the adoption of Financial Reporting Standard 17 "Retirement benefits". This is discussed further in note 27.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
23     EQUITY SHAREHOLDERS' INTERESTS

A      SHARE CAPITAL

                                                              Number of shares             L
                                                              ----------------   -----------
Fully paid ordinary shares of 5p each
Shares allotted at 1 April 2001                                  2,785,189,896   139,259,495
  Shares allotted under The Managers' 1984 Share Option
     Scheme                                                             14,824           741
  Shares allotted under The 1992 Savings-Related Share
     Option Scheme                                                   3,007,670       150,384
  Shares allotted under The 1997 Executive Share Option
     Scheme                                                             62,352         3,118
  Shares allotted under Employee Share Purchase Plans                3,326,948       166,347
  Shares allotted under The Mariposa 1998 Employee Incentive
     Plan                                                              411,380        20,569
  Shares allotted under other option schemes                           394,861        19,743
  Shares allotted in respect of businesses acquired                    230,889        11,544
                                                              ----------------   -----------
Shares allotted at 31 March 2002                                 2,792,638,820   139,631,941
Unissued ordinary shares                                         3,207,361,180   160,368,059
                                                              ----------------   -----------
Authorised                                                       6,000,000,000   300,000,000
                                                              ================   ===========

All share issues have been satisfied by cash consideration with the exception of the shares allotted in respect of acquisitions.

B      PLC GROUP RESERVES

                                Shares to     Share     Capital   Revaluation     Profit and
                                be issued   premium    reserves       reserve   loss account       Total
                                L million   account   L million     L million      L million   L million
                                ---------   -------   ---------   -----------   ------------   ---------
At 1 April 2001 -- as
  previously reported                 310       489         375           267          3,042       4,483
  Prior period adjustment              --        --          --            --            317         317
                                ---------   -------   ---------   -----------   ------------   ---------
At 1 April 2001 -- as restated        310       489         375           267          3,359       4,800
  Loss retained for the year           --        --          --            --         (5,875)     (5,875)
  Exchange differences                 --        --          --            --            (66)        (66)
  Actuarial loss (note 27)             --        --          --            --           (351)       (351)
  Tax credit on STRGL items            --        --          --            --             68          68
  (Deducted)/added in the year       (260)        7          --           (30)             9        (274)
  Transferred in the year              (5)        4          --          (237)           238          --
                                ---------   -------   ---------   -----------   ------------   ---------
AT 31 MARCH 2002                       45       500         375            --         (2,618)     (1,698)
                                =========   =======   =========   ===========   ============   =========

Shares to be issued represents the plc Shares to be issued to employees as a result of acquisitions made.

The amount in the profit and loss reserve relating to the defined benefit liability is L126 million (2001 L120 million asset).

Exchange gains of L17 million (2001 L265 million loss) and related tax charges of Lnil (2001 credit of L79 million) on borrowings hedged against equity investments denominated in foreign currencies and losses of L1 million (2001 L104 million) and related tax credits of Lnil (2001 L31 million) on associated tax equalisation swaps have been taken to plc Group reserves.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
C      COMPANY RESERVES

                                                                Profit and
                                                              loss account
                                                                 L million
                                                              ------------
At 1 April 2001                                                         53
  Loss for the year                                                    (67)
                                                              ------------
AT 31 MARCH 2002                                                       (14)
                                                              ============

Pursuant to section 230 of the Act plc is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The loss of plc for the financial year amounted to L67 million (2001 loss L14 million).

24     CASH FLOW

A      NET CASH OUTFLOW FROM OPERATING ACTIVITIES

                                                                   Year to 31 March 2002
                                                           -------------------------------------
                                                           Continuing   Discontinued       Total
                                                            L million      L million   L million
                                                           ----------   ------------   ---------
plc Group operating (loss)/profit after exceptionals           (6,160)            45      (6,115)
Operating exceptionals (note 6 (a))                             5,202              8       5,210
                                                           ----------   ------------   ---------
plc Group operating (loss)/profit before exceptionals            (958)            53        (905)
Depreciation charge                                               227             18         245
Goodwill amortisation                                             417             14         431
Decrease in stock                                                  90              5          95
Decrease in debtors                                               540             32         572
Decrease in creditors                                            (423)           (46)       (469)
Increase in provisions                                             31             10          41
                                                           ----------   ------------   ---------
                                                                  (76)            86          10
                                                           ==========   ============   =========

                                                                   Year to 31 March 2001
                                                           -------------------------------------
                                                           Continuing   Discontinued       Total
                                                            L million      L million   L million
                                                           ----------   ------------   ---------
plc Group operating (loss)/profit after exceptionals             (114)           143          29
Operating exceptionals (note 6 (a))                                 5             27          32
                                                           ----------   ------------   ---------
plc Group operating (loss)/profit before exceptionals            (109)           170          61
Depreciation charge                                               184             27         211
Goodwill amortisation                                             651             20         671
Increase in stock                                                (746)           (18)       (764)
Increase in debtors                                              (230)           (77)       (307)
Increase in creditors                                              42             87         129
Decrease in provisions                                            (55)           (13)        (68)
                                                           ----------   ------------   ---------
                                                                 (263)           196         (67)
                                                           ==========   ============   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
B      RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
Income from loans, deposits and investments                          24          27
Interest paid                                                      (286)       (160)
Dividends paid to minority interests                                 --          (1)
                                                              ---------   ---------
                                                                   (262)       (134)
                                                              =========   =========

Of the above amount, continuing operations account for an outflow of L261 million (2001 L129 million) and discontinued operations an outflow of L1 million (2001 L5 million).

C      TAX REPAID/(PAID)

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
UK corporation tax repaid/(paid)                                     34         (74)
Overseas tax paid                                                   (47)        (63)
                                                              ---------   ---------
                                                                    (13)       (137)
                                                              =========   =========

The figure for tax paid of L13 million includes net tax repayments of L110 million received during the year to 31 March 2002 (2001 net tax repayments of Lnil).

Of the above amount, continuing operations account for an outflow of L9 million (2001 L123 million) and discontinued operations an outflow of L4 million (2001 L14 million).

D      CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
Purchases of tangible fixed assets                                 (361)       (578)
Purchases less sales of fixed asset investments                      (8)        527
Sales of tangible fixed assets                                      173          17
                                                              ---------   ---------
                                                                   (196)        (34)
                                                              =========   =========

Sales of tangible fixed assets shown above includes an amount of L116 million in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an outflow of L173 million (2001 L42 million) and discontinued operations an outflow of L23 million (2001 L8 million inflow).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
E      ACQUISITIONS AND DISPOSALS

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
Investments in subsidiary companies (note 26 (a))                   (37)       (388)
Investments in joint ventures                                       (65)         --
Sales of interests in subsidiary companies and associates
  (note 26 (b))                                                   1,443         182
Net (cash)/overdraft disposed with subsidiary companies
  (note 26 (b))                                                    (316)          3
                                                              ---------   ---------
                                                                  1,025        (203)
                                                              =========   =========

F      NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES

Comprising term deposits generally of less than one year and other readily disposable current asset investments

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
Deposits made with banks and similar financial institutions      (4,241)     (1,325)
Deposits withdrawn from banks and similar financial
  institutions                                                    4,378       1,433
Purchases of securities issued by banks and other corporate
  bodies                                                            (51)         (1)
Sales of securities issued by banks and other corporate
  bodies                                                            100          59
                                                              ---------   ---------
                                                                    186         166
                                                              =========   =========

G      NET CASH INFLOW FROM FINANCING

                                                                   2002        2001
                                                              L million   L million
                                                              ---------   ---------
Increase/(decrease) in bank loans                                 1,273        (918)
(Decrease)/increase in debenture loans                              (90)         27
(Decrease)/increase in Bonds                                       (209)      1,213
Capital element of finance lease repayments                          (2)         (6)
                                                              ---------   ---------
                                                                    972         316
                                                              =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
25     ANALYSIS OF NET MONETARY DEBT

                                                    Acquisitions/
                                                        disposals
                                   At                  (excluding       Other     Exchange          At
                              1 April                    cash and    non-cash         rate    31 March
                                 2001   Cash flow     overdrafts)     changes   adjustment        2002
                            L million   L million       L million   L million    L million   L million
                            ---------   ---------   -------------   ---------   ----------   ---------
Cash and bank deposits
  repayable on demand             259       1,059             --           --           (9)      1,309
Overdrafts                       (342)        236             --           --           (1)       (107)
                                        ---------
                                            1,295
Liquid resources                  251        (186)            --           --           --          65
Amounts falling due within
  one year
  Bank loans                   (1,018)     (1,267)            --           --           (3)     (2,288)
  Debenture loans                 (44)         90             --          (78)          --         (32)
  Finance leases                   (3)          2             --           (8)          --          (9)
Amounts falling due after
  more than one year
  Bank loans                      (23)         (6)            (3)          --           --         (32)
  Debenture loans                 (78)         --             --           78           --          --
  Bonds                        (2,165)        209             --          166           19      (1,771)
  Finance leases                   (4)         --             --            4           --          --
                                        ---------
                                             (972)
                            ---------   ---------   ------------    ---------   ----------   ---------
                               (3,167)        137             (3)         162            6      (2,865)
                            =========   =========   ============    =========   ==========   =========

As stated in note 21, the plc Group repurchased Bonds at a discount resulting in a non cash movement of L166 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
26     ACQUISITIONS AND DISPOSALS

A      INVESTMENTS IN SUBSIDIARY COMPANIES

During the year all acquisitions were made and accounted for using the acquisition method.

Changes in the structure of the plc Group are shown in the plc Directors'
Report.

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year

                                                                 Accounting
                                                   Fair value        policy        2002        2001
                                     Book value   adjustments   adjustments       Total       Total
                                      L million     L million     L million   L million   L million
                                     ----------   -----------   -----------   ---------   ---------
Tangible fixed assets                         3            --            --           3          24
Investments                                   6            --            (6)         --          --
Inventory                                     1            (1)           --          --          28
Debtors                                       2            --            --           2          61
Creditors and provisions                     (7)           (1)           --          (8)        (92)
Loan capital                                 (3)           --            --          (3)        (19)
Finance leases                               --            --            --          --          (4)
                                     ----------   -----------   -----------   ---------   ---------
                                              2            (2)           (6)         (6)         (2)
                                     ==========   ===========   ===========   ---------   ---------
Satisfied by:
  Cash paid                                                                          23         388
  Loan notes issued                                                                  --          31
  Shares issued                                                                      --         455
  Shares to be issued                                                                --          71
  Deferred consideration                                                             10         327
                                                                              ---------   ---------
                                                                                     33       1,272
                                                                              ---------   ---------
Goodwill arising on current year
  acquisitions                                                                       39       1,274
                                                                              ---------   ---------
Deferred consideration paid in
  respect of prior acquisitions                                                      14          --
Adjustment to consideration in
  respect of prior acquisitions                                                     (77)         --
Additional fair value adjustments
  in respect of prior acquisitions                                                   14          --
                                                                              ---------   ---------
Net (reduction)/addition in
  goodwill                                                                          (10)      1,274
                                                                              =========   =========

Following the adjustments to consideration on the acquisition of Splice, MSI, Mariposa and Albany Partnership, goodwill has been reduced by L45 million, L19 million, L4 million and L2 million, from L101 million, L510 million, L195 million and L71 million respectively.

Additional consideration paid in respect of Bosch Public Networks during the year increased goodwill to L51 million from L44 million.

The fair value adjustments in respect of prior year acquisitions principally relate to additional provisions for fixed assets and inventory on the acquisition of Systems Management Specialists. These adjustments increased goodwill from L90 million to L104 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
Goodwill arising in the year is attributable to the following:

                                                                   2002        2001
                                                                  Total       Total
                                                              L million   L million
                                                              ---------   ---------
Northwood Technologies Inc.                                          19          --
Telit Networks S.p.A.                                                15          --
Metapath Software International, Inc.                                --         510
Mariposa Technology, Inc                                             --         195
Splice Transmissao SA                                                --         101
Systems Management Specialists, Inc.                                 --          90
Other                                                                 5         334
                                                              ---------   ---------
Goodwill arising on acquisitions in the year                         39       1,230
                                                              ---------   ---------
Metapath Software International, Inc.                               (19)         --
Mariposa Technology, Inc                                             (4)         --
Splice Transmissao SA                                               (45)         --
Bosch Public Networks                                                 7          --
Systems Management Specialists, Inc.                                 14          --
Albany Partnership                                                   (2)         --
Other                                                                --          44
                                                              ---------   ---------
Adjustments to purchase consideration and fair values in
  respect of acquisitions in the prior year                         (49)         44
                                                              ---------   ---------
Net (reductions in)/additions to goodwill                           (10)      1,274
                                                              =========   =========

Northwood Technologies Inc. and Telit Networks S.p.A. were acquired on 24 May 2001 and 18 April 2001 respectively.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
B      SALES OF INTERESTS IN SUBSIDIARIES AND ASSOCIATES

                                 Medical    Commerce        Data                    2002        2001
                                 Systems     Systems     Systems       Other       Total       Total
                               L million   L million   L million   L million   L million   L million
                               ---------   ---------   ---------   ---------   ---------   ---------
Net assets sold
  Tangible fixed assets               97         70           10         275         452          23
  Investments in joint
     ventures and associates           7          1           --          89          97          44
  Inventory                          161         49           21           9         240          45
  Debtors                            374         82           49          31         536          65
  Cash at bank                        18         11           10         289         328          --
  Overdrafts                          (1)        (9)          (2)         --         (12)         (3)
  Creditors and provisions          (281)       (94)         (33)       (438)       (846)        (39)
  Goodwill                           152         79           40          92         363           7
                               ---------   --------    ---------   ---------   ---------   ---------
                                     527        189           95         347       1,158         142
                               ---------   --------    ---------   ---------   ---------   ---------
Accounted for by:
  Cash consideration, net of
     transaction costs paid          729        225          283         206       1,443         182
  Deferred consideration and
     accrued transaction
     costs                           (47)        (7)          (7)        (15)        (76)         --
  Shares received                     --         --           --         263         263          --
  Loan notes                          --         --           --          --          --          15
                               ---------   --------    ---------   ---------   ---------   ---------
Profit on disposal                   155         29          181         107         472          55
                               =========   ========    =========   =========   =========   =========

The consideration received in respect of the disposal of ipsaris was 77,508,177 shares in Easynet Group Plc, representing a 70.1 per cent. holding. This consideration was valued at L235 million.

The consideration received in respect of the disposal of the Marconi Optical Components' business was 12,891,000 shares in Bookham Technology plc, representing a 10 per cent. holding. This consideration was valued at L19 million.

Consideration for disposal of 25 per cent. of Marconi Communications South Africa was a 30 per cent. holding in African Renaissance Holdings Limited. This consideration was valued at L9 million.

The unrealised gain on disposal of ipsaris of L9 million has been taken to the Statement of Total Recognised Gains and Losses in accordance with UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate".

A list of the main undertakings disposed of, and their respective dates of completion, is as follows:

ipsaris                                         26 July 2001
Marconi Medical Systems                         19 October 2001
Marconi Optical Components                      1 February 2002
Marconi Commerce Systems                        1 February 2002
Marconi Data Systems                            5 February 2002
General Domestic Appliances                     4 March 2002

27     POST RETIREMENT BENEFITS

Marconi operates defined benefit pension plans in the UK, other European countries and the US and post-retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan (the "UK Plan") in the UK.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
A full actuarial valuation for the UK Plan was carried out as at 6 April 1999. A further actuarial investigation was performed for the UK Plan at 30 September 2001, and this was updated to 31 March 2002 by a qualified independent actuary.

For the US plans, full valuations were carried out at dates between 1 January 2001 and 31 March 2002 and updated as applicable to 31 March 2002 by independent qualified actuaries.

For the other European unfunded plans, valuations were carried out for accounting purposes at 31 March 2002.

The contributions made to the plans in the accounting period totalled L36 million (2001 L46 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

From 6 April 2002, company contributions to the UK Plan were 14.2 per cent. of pensionable pay, reducing to 8.2 per cent. on 1 November 2002. Other than Italy, where approximately 7.4 per cent. of pensionable pay is accrued, the plc Group is not making significant contributions to its funded plans due to the high asset values already accumulated.

The plc Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to L25 million (2001 L20 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:

                                At 31 March 2002         At 31 March 2001         At 31 March 2000
                             ----------------------   ----------------------   ----------------------
                                            Rest of                  Rest of                  Rest of
                                 UK       the world       UK       the world       UK       the world
                             (% pa)          (% pa)   (% pa)          (% pa)   (% pa)          (% pa)
                             ------   -------------   ------   -------------   ------   -------------
AVERAGE ASSUMPTIONS USED:
Rate of general increase in
  salaries                    4.75%           4.23%    4.50%           4.92%    5.00%           4.63%
Rate of increase in
  pensions in payment         2.75%           1.50%    2.50%           2.00%    3.00%           2.00%
Rate of increase for
  deferred pensioners         2.75%             N/A    2.50%             N/A    3.00%             N/A
Rate of credited interest     5.50%             N/A    5.75%             N/A    6.00%             N/A
Discount rate applied to
  liabilities                 6.00%           6.85%    6.00%           7.49%    6.00%           7.64%
Inflation assumption          2.75%           2.25%    2.50%           2.44%    3.00%           2.44%
Expected healthcare trend
  rates                         N/A      6% pre 65,      N/A   7% pre 65, 9%      N/A      7% pre 65,
                                       7.5% post 65                  post 65              10% post 65
                                        reducing to              reducing to              reducing to
                                      5% after 2005            5% after 2005            5% after 2005
                             ======   =============   ======   =============   ======   =============

The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The assumption has been determined as 0.5 per cent. less than the discount rate and reflects the UK Plan Trustee's practice in the long term of declaring credited interest broadly in line with fund returns. The discretionary level of credited interest has been treated as a constructive obligation.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
PENSION PLANS

The assets in the UK Plan and the expected rates of return were:

                                Long term               Long term               Long term
                                 expected    Value at    expected    Value at    expected    Value at
                                  rate of    31 March     rate of    31 March     rate of    31 March
                                   return        2002      return        2001      return        2000
                                        %   L million           %   L million           %   L million
                                ---------   ---------   ---------   ---------   ---------   ---------
Equities                            8.25%        685        8.00%      1,476        8.00%      1,563
Bonds                               5.25%      1,322        4.75%      1,050        4.75%        937
Property                            6.75%        108        7.00%        153        6.50%        109
Cash                                4.00%        384        5.00%         --        6.00%        123
                                            --------                --------                --------
TOTAL MARKET VALUE OF ASSETS        5.95%      2,499        6.67%      2,679        6.74%      2,732
                                            --------                --------                --------
Present value of plan
  liabilities                                 (2,506)                 (2,459)                 (2,515)
                                            --------                --------                --------
Net pension (liability)/asset
  before deferred tax                             (7)                    220                     217
Deferred tax liability                            --                     (66)                    (65)
                                            --------                --------                --------
Net pension (liability)/asset
  after deferred tax                              (7)                    154                     152
                                            ========                ========                ========

The assets in the overseas plans and the expected rates of return were:

                                Long term               Long term               Long term
                                 expected    Value at    expected    Value at    expected    Value at
                                  rate of    31 March     rate of    31 March     rate of    31 March
                                   return        2002      return        2001      return        2000
                                        %   L million           %   L million           %   L million
                                ---------   ---------   ---------   ---------   ---------   ---------
Equities                           10.00%         89       10.00%        336       10.00%        306
Bonds                               6.00%         71        6.00%        146        6.00%        133
Other                               9.00%         18        9.00%         60        9.00%         54
                                            --------                --------                --------
TOTAL MARKET VALUE OF ASSETS        8.30%        178        8.81%        542        8.81%        493
                                            --------                --------                --------
Present value of plan
  liabilities                                   (259)                   (524)                   (443)
                                            --------                --------                --------
Net pension (liability)/asset
  before deferred tax                            (81)                     18                      50
Deferred tax liability                            (9)                    (20)                    (52)
                                            --------                --------                --------
Net pension (liability)/asset
  after deferred tax                             (90)                     (2)                     (2)
                                            ========                ========                ========
OTHER POST RETIREMENT BENEFITS
Present value of plan
  liabilities and net pension
  liability before deferred
  tax                                            (38)                    (50)                    (50)
Deferred tax asset                                 9                      18                      18
                                            --------                --------                --------
Net pension liability after
  deferred tax                                   (29)                    (32)                    (32)
                                            ========                ========                ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
Analysis of the amount charged to operating profit

                                                          2002 (L million)                           2001 (L million)
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Current service cost                               37          16            1      54        46          16            1      63
Past service cost                                  --          --           --      --        --           2           --       2
(Gain)/loss on settlements                         (2)          4          (14)    (12)       --          --           --      --
Loss/(gain) on curtailments                        --          --           --      --        --           1           (9)     (8)
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Total operating charge                             35          20          (13)     42        46          19           (8)     57
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

Analysis of the amount credited to other finance income

                                                          2002 (L million)                           2001 (L million)
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Expected return on pension scheme assets          174          47           --     221       181          50           --     231
Interest on pension scheme liabilities           (142)        (36)          (3)   (181)     (147)        (36)          (4)   (187)
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
TOTAL FINANCE INCOME                               32          11           (3)     40        34          14           (4)     44
                                              =======   =========   ==========   =====   =======   =========   ==========   =====
NET INCOME/(COST)                                   3           9          (10)      2        12           5           (4)     13
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

The net income/(cost) represents the operating charge less net finance income.

Analysis of amount recognised in the consolidated statement of total recognised gains and losses ("STRGL")

                                                          2002 (L million)                           2001 (L million)
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Actual return less expected return on
  pension scheme assets (gains)/losses            218          59           --     277       139          47           --     186
Experience (gains) and losses arising on the
  scheme liabilities                              (20)         10            1      (9)       41           9            1      51
Changes in assumptions underlying the
  present value of the scheme liabilities
  (gains)/losses                                   52          29            2      83      (166)          1            1    (164)
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Actuarial loss recognised in STRGL                250          98            3     351        14          57            2      73
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

The main element of the amount recognised in the STRGL in both years has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For both years, actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been the gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each year end for the Plan. At 31 March 2001, the assumed rates of increase in inflation, salary increases and pension increases fell compared with those used at 31 March 2000. These changes resulted in a decrease in the present value of the liabilities at 31 March 2001 compared with those calculated at 31 March 2000, and this gave rise to a gain over the year. The assumptions were all increased at 31 March 2002, resulting in an increase in the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
present value of liabilities at 31 March 2002 compared with those calculated at 31 March 2001, and this gave rise to a loss over the year.

Movement in surplus during the year

                                                          2002 (L million)                           2001 (L million)
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Surplus/(deficit) at the beginning of the
  year                                            220          18          (50)    188       217          50          (50)    217
Movement in year:
Current service cost                              (37)        (16)          (1)    (54)      (46)        (16)          (1)    (63)
Contributions and benefit payments                 26          10            5      41        29          17            4      50
Past service costs                                 --          --           --      --        --          (2)          --      (2)
Settlement gain/(loss)                              2          (4)          14      12        --          --           --      --
Curtailment (loss)/gain                            --          --           --      --        --          (1)           9       8
Other finance income/(charge)                      32          11           (3)     40        34          14           (4)     44
Actuarial loss                                   (250)        (98)          (3)   (351)      (14)        (57)          (2)    (73)
Foreign exchange                                   --          (2)          --      (2)       --          13           (6)      7
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
(DEFICIT)/SURPLUS AT THE END OF THE YEAR           (7)        (81)         (38)   (126)      220          18          (50)    188
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

The net (deficit) or surplus is analysed by jurisdiction as follows:

                                                          2002 (L million)                           2001 (L million)
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Surpluses                                          --          28           --      28       220         127           --     347
Deficits                                           (7)       (109)         (38)   (154)       --        (109)         (50)   (159)
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
NET (DEFICIT)/SURPLUS AT THE END OF THE YEAR       (7)        (81)         (38)   (126)      220          18          (50)    188
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

History of experience gains and losses

                                                                2002                                       2001
                                              ----------------------------------------   ----------------------------------------
                                                          Rest of         Post                       Rest of         Post
                                                   UK   the world   retirement                UK   the world   retirement
                                              Pension     Pension      medical           Pension     Pension      medical
                                                 Plan       Plans        plans   Total      Plan       Plans        plans   Total
                                              -------   ---------   ----------   -----   -------   ---------   ----------   -----
Difference between the expected and actual
  return on scheme assets (gains)/losses:
amount (L million)                                218          59           --     277       139          47           --     186
percentage of scheme assets (%)                   8.7%       33.1%          --    10.3%      5.2%        8.7%          --     5.8%
Experience (gains) and losses on scheme
  liabilities:
amount (L million)                                (20)         10            1      (9)       41           9            1      51
percentage of the present value of the
  scheme liabilities (%)                         (0.8)%       3.9%         2.6%   (0.3)%     1.7%        1.7%         2.0%    1.7%
Total amount recognised in statement of
  total recognised (gains) and losses:
amount (L million)                                250          98            3     351        14          57            2      73
percentage of the present value of the
  scheme liabilities (%)                         10.0%       37.8%         7.9%   12.5%      0.6%       10.9%         4.0%    2.4%
                                              =======   =========   ==========   =====   =======   =========   ==========   =====

The assets and liabilities relating to certain of the overseas pension schemes are subject to final adjustment after the separation of the schemes as part of the disposal of the businesses that support them.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
28     OTHER INFORMATION

A      CONTINGENT LIABILITIES

                                                        plc Group                  Company
                                                  ----------------------    ----------------------
                                                       2002         2001         2002         2001
                                                  L million    L million    L million    L million
                                                  ---------    ---------    ---------    ---------
At 31 March                                              10           25        4,835           --
                                                  =========    =========    =========    =========

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of plc, are not expected to have a materially adverse effect on the plc Group.

The plc Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The plc Group is vigorously defending these cases, the estimated cost of which is disclosed above, and plc currently believes that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

plc has guaranteed indebtedness and obligations of certain UK subsidiary undertakings including indebtedness related to Bond issues, which at 31 March 2002 amounted to L4,835 million (2001 L3,608 million).

At 31 March 2002, the plc Group had provided third parties with Guarantees and performance Bonds, the exercise of which is considered to be remote.

B      CAPITAL EXPENDITURE

                                                        plc Group                  Company
                                                  ----------------------    ----------------------
                                                       2002         2001         2002         2001
                                                  L million    L million    L million    L million
                                                  ---------    ---------    ---------    ---------
Commitments contracted at 31 March                        3           93           --           --
                                                  =========    =========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
C      OPERATING LEASES

                                                        plc Group                  Company
                                                  ----------------------    ----------------------
                                                       2002         2001         2002         2001
                                                  L million    L million    L million    L million
                                                  ---------    ---------    ---------    ---------
Charges in the year
  Land and buildings                                     39           37           --           --
  Other items                                            12           16           --           --
                                                  ---------    ---------    ---------    ---------
                                                         51           53           --           --
                                                  ---------    ---------    ---------    ---------
Amounts payable under operating leases which
  fall due in the next financial year
  Land and buildings, leases expiring
     Within one year                                      3           11           --           --
     Between two and five years                          10           22           --           --
     After five years                                    44           14           --           --
  Other items, leases expiring
     Within one year                                      3            3           --           --
     Between two and five years                          13           12           --           --
     After five years                                    --            7           --           --
                                                  ---------    ---------    ---------    ---------
                                                         73           69           --           --
                                                  =========    =========    =========    =========

D      FEES PAID TO AUDITORS

                                                        plc Group                  Company
                                                  ----------------------    ----------------------
                                                       2002         2001         2002         2001
                                                  L million    L million    L million    L million
                                                  ---------    ---------    ---------    ---------
Audit services                                            2            2           --           --
Audit-related services                                    4            4           --           --
Tax services and other compliance work                    2            1           --           --
Business support and other services                       3            2           --           --
                                                  ---------    ---------    ---------    ---------
                                                         11            9           --           --
                                                  =========    =========    =========    =========

All business support and other services were awarded after a competitive tendering process had been undertaken.

Of the amounts shown above, L9.2 million (2001 L8.4 million) was charged to administrative expenditure and L1.4 million (2001 L nil) against our disposal programme as a non-operating exceptional item. L5.0 million (2001 L2.4 million) of the amounts charged to administrative expenditure were classified as exceptional items associated with the restructuring of the plc Group's activities. L0.1 million (2001 L0.8 million) was capitalised as part of the investment in newly acquired subsidiaries.

29     FINANCIAL INSTRUMENTS

Treasury policy and the plc Group's use of financial instruments are dealt with in the plc Group Financial Management report. Short-term debtors and creditors have been excluded from all disclosures below except the currency profile.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
A      CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

Financial assets

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the plc Group's financial assets at 31 March 2002 and 31 March 2001 was:

31 MARCH 2002

                                                                                  Fixed rate        Non-interest
                                                                              -------------------        bearing
                                                                       Non-    Average                  weighted
                                           Floating       Fixed    interest   interest   Weighted        average
                                  Total        rate        rate     bearing       rate     period         period
                              L million   L million   L million   L million          %      years          years
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Sterling                            278         278          --          --         --         --             --
US dollars                          738         738          --          --         --         --             --
Euro                                255         239          --          16         --         --            1.4
Other                               119         119          --          --         --         --             --
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Total                             1,390       1,374          --          16         --         --            1.4
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Analysed between
  Cash and bank deposits
     repayable on demand
     (note 19)                    1,309       1,309          --          --
  Liquid resources (note 19)         65          65          --          --
  Long-term debtors and
     amounts recoverable on
     contracts                       16          --          --          16
                              ---------   ---------   ---------   ---------
                                  1,390       1,374          --          16
                              =========   =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
31 MARCH 2001

                                                                                  Fixed rate        Non-interest
                                                                              -------------------        bearing
                                                                       Non-    Average                  weighted
                                           Floating       Fixed    interest   interest   Weighted        average
                                  Total        rate        rate     bearing       rate     period         period
                              L million   L million   L million   L million          %      years          years
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Sterling                            241         236           4           1        5.0        0.1            3.2
US dollars                           77          44          22          11        5.2        1.0            3.6
Euro                                127         120           4           3        3.0        1.0            1.5
Other                                91          74           6          11        3.3        0.5            3.8
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Total                               536         474          36          26        4.6        0.8            3.4
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Analysed between
  Cash and bank deposits
     repayable on demand
     (note 19)                      259         245          14          --
  Liquid resources (note 19)        251         229          22          --
  Long-term debtors and
     amounts recoverable on
     contracts                       26          --          --          26
                              ---------   ---------   ---------   ---------
                                    536         474          36          26
                              =========   =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
Financial liabilities

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the plc Group's financial liabilities at 31 March 2002 and 31 March 2001 was:

31 MARCH 2002

                                                                                  Fixed rate        Non-interest
                                                                              -------------------        bearing
                                                                       Non-    Average                  weighted
                                           Floating       Fixed    interest   interest   Weighted        average
                                  Total        rate        rate     bearing       rate     period         period
                              L million   L million   L million   L million          %      years          years
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Sterling                            683         680          --           3         --         --            1.9
US dollars                        2,662         809       1,830          23        7.2       13.5            2.1
Euro                                853         403         447           3        6.4        8.0            1.7
Other                                70          70          --          --         --         --             --
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Total                             4,268       1,962       2,277          29        7.0       12.4            2.1
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Analysed between
  Borrowings (note 21)            4,239       1,962       2,277          --
  Long-term trade creditors
     and payments in advance         29          --          --          29
                              ---------   ---------   ---------   ---------
                                  4,268       1,962       2,277          29
                              ---------   ---------   ---------   ---------
Maturity profile of
  financial liabilities
  In one year or less, or on
     demand                       2,436
  In more than one year, but
     no more than two years          25
  In more than two years,
     but no more than five
     years                          286
  In more than five years         1,521
                              ---------
                                  4,268
                              =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
31 MARCH 2001

                                                                                  Fixed rate        Non-interest
                                                                              -------------------        bearing
                                                                       Non-    Average                  weighted
                                           Floating       Fixed    interest   interest   Weighted        average
                                  Total        rate        rate     bearing       rate     period         period
                              L million   L million   L million   L million          %      years          years
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Sterling                            195         147          --          48         --         --            9.2
US dollars                        2,172         148       2,024          --        7.3       14.9             --
Euro                              1,273         593         674           6        6.2        8.5            1.5
Other                                91          76          15          --       10.5        0.4             --
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Total                             3,731         964       2,713          54        7.0       13.2            8.3
                              ---------   ---------   ---------   ---------   --------   --------   ------------
Analysed between
  Borrowings (note 21)            3,677         964       2,713          --
  Long-term trade creditors
     and payments in advance         54          --          --          54
                              ---------   ---------   ---------   ---------
                                  3,731         964       2,713          54
                              ---------   ---------   ---------   ---------
Maturity profile of
  financial liabilities
  In one year or less, or on
     demand                       1,407
  In more than one year, but
     no more than two years          42
  In more than two years,
     but no more than five
     years                          365
  In more than five years         1,917
                              ---------
                                  3,731
                              =========

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

B      CURRENCY PROFILE

At 31 March 2002 and 31 March 2001, after taking into account the effects of currency swaps and forward foreign exchange contracts, the plc Group's currency exposures, excluding borrowings treated as hedges, were:

31 MARCH 2002

                                                Net foreign currency monetary assets/(liabilities)
                                            ----------------------------------------------------------
                                             Sterling   US dollars        Euro       Other       Total
Functional currency of plc Group operation  L million    L million   L million   L million   L million
------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                           --          (16)         31          20          35
US dollars                                         --           --          --          26          26
Euro                                               17           --          --          15          32
Other                                               2            3          --          --           5
                                            ---------   ----------   ---------   ---------   ---------
Total                                              19          (13)         31          61          98
                                            =========   ==========   =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
31 MARCH 2001

                                                Net foreign currency monetary assets/(liabilities)
                                            ----------------------------------------------------------
                                             Sterling   US dollars        Euro       Other       Total
Functional currency of plc Group operation  L million    L million   L million   L million   L million
------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                           --            6           1          12          19
US dollars                                          1           --           1         (16)        (14)
Euro                                               46           --          --           7          53
Other                                               7            4           4          --          15
                                            ---------   ----------   ---------   ---------   ---------
Total                                              54           10           6           3          73
                                            =========   ==========   =========   =========   =========

The plc Group's net monetary debt and net assets by currency at 31 March 2002 and 31 March 2001 were:

31 MARCH 2002

                                                            Net assets         Net              Net
                                                            before net    monetary   (liabilities)/
                                                         monetary debt        debt           assets
Functional currency of plc Group operation                   L million   L million        L million
------------------------------------------               -------------   ---------   --------------
Sterling                                                        (1,244)     (2,928)          (4,172)
US dollars                                                       2,083          52            2,135
Euro                                                               329          17              346
Other                                                              151          (6)             145
                                                         -------------   ---------   --------------
Total                                                            1,319      (2,865)          (1,546)
                                                         =============   =========   ==============

31 MARCH 2001

                                                            Net assets         Net              Net
                                                            before net    monetary   (liabilities)/
                                                         monetary debt        debt           assets
Functional currency of plc Group operation                   L million   L million        L million
------------------------------------------               -------------   ---------   --------------
Sterling                                                         1,139      (3,028)          (1,889)
US dollars                                                       6,124          21            6,145
Euro                                                               597        (184)             413
Other                                                              261          24              285
                                                         -------------   ---------   --------------
Total                                                            8,121      (3,167)           4,954
                                                         =============   =========   ==============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
C      FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The book values and fair values of the plc Group's financial assets and liabilities at 31 March 2002 and 31 March 2001 were:

                                                          Book value              Fair value
                                                     ---------------------   ---------------------
                                                          2002        2001        2002        2001
                                                     L million   L million   L million   L million
                                                     ---------   ---------   ---------   ---------
Short-term financial liabilities and current
  portion of long-term borrowings                       (2,436)     (1,407)     (2,436)     (1,407)
Long-term borrowings and long-term financial
  liabilities                                           (1,832)     (2,324)       (593)     (2,257)
Financial assets                                         1,390         536       1,389         528
Interest rate swaps                                         --          --          (1)         (7)
Forward foreign currency contracts                          --          --          --           6
Tax equalisation swaps                                      --         (25)         --         (13)
Equity swaps                                              (160)        (13)       (160)       (215)
                                                     =========   =========   =========   =========

The fair values of the traded outstanding long-term borrowings have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of L40 million which is fully provided for in the book value. The book and fair values are net of collateral paid of L214 million. This treatment reflects the change in circumstances due to share price movements in the year.

D      GAINS AND LOSSES ON HEDGES

The plc Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

An analysis of these unrecognised gains and losses is as follows:

                                                                                      Total net
                                                                                         gains/
                                                                  Gains      Losses    (losses)
                                                              L million   L million   L million
                                                              ---------   ---------   ---------
Unrecognised gains and losses on hedges at 1 April 2001              16         (98)        (82)
Gains and losses arising in previous years that were
  recognised in the year                                             16          (2)         14
                                                              ---------   ---------   ---------
Gains and losses arising before 1 April 2001 that were not
  recognised in the year                                             --         (96)        (96)
Gains and losses arising in the year to 31 March 2002 that
  were not recognised in the year                                    23          72          95
                                                              ---------   ---------   ---------
Unrecognised gains and losses on hedges at 31 March 2002             23         (24)         (1)
                                                              =========   =========   =========
Of which:
Gains and losses expected to be recognised in the year to 31
  March 2003                                                          1          (1)         --
                                                              ---------   ---------   ---------
Gains and losses expected to be recognised in the year to 31
  March 2004 or later                                                22         (23)         (1)
                                                              =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


                   YEAR ENDED 31 MARCH 2002
L8 million of the gains and L2 million of the losses unrecognised at 31 March 2001 were expected to have been recognised in the profit and loss account for the year ended 31 March 2002.

The cumulative aggregate gains and losses which are carried forward in the balance sheet pending their inclusion in the profit and loss account total Lnil (2001 L25 million), of which Lnil (2001 L8 million) is expected to be included in the profit and loss account in the next accounting period. Aggregate gains of L25 million from previous years were recognised in the profit and loss account for the year.

In addition to the amounts disclosed above, cumulative aggregate gains of L27 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 31 March 2002 pending their recognition in the profit and loss account (31 March 2001 gains of L40 million). Of these carried forward gains, approximately L11 million is expected to be recognised in the profit and loss account in the next accounting period (31 March 2001 gains of L12 million). Aggregate related gains of L12 million from previous years were recognised in the profit and loss account in the period (31 March 2001 Lnil).

30     POST BALANCE SHEET EVENTS

On 3 May 2002, the plc Group placed L850 million of cash in an arrangement with its bankers that restricted the use of that cash to certain limited purposes until 27 May 2002. After this date, cash can be utilised with five business days' notice.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------

                       SIX MONTHS ENDED 30 SEPTEMBER 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                     Six months to      Year to
                                                                      30 September     31 March
                                                                              2002         2002
                                                             Note        L million    L million
                                                             ----    -------------    ---------
TURNOVER
Continuing operations                                           4            1,019       2,906
Discontinued operations                                         4               87       1,404
plc Group                                                       4            1,106       4,310
Share of joint ventures                                                         --         257
                                                                     -------------    --------
                                                                3            1,106       4,567
                                                                     -------------    --------
OPERATING (LOSS)/PROFIT
plc Group operating loss
 Excluding goodwill amortisation and exceptional items                        (231)       (474)
 Goodwill amortisation                                                         (54)       (431)
 Operating exceptional items                                   5a             (211)     (5,210)
                                                                4             (496)     (6,115)
 Continuing operations                                                        (490)     (6,153)
 Discontinued operations                                                        (6)         38
                                                               4a             (496)     (6,115)
Share of operating (loss)/profit of joint ventures
 Excluding goodwill amortisation and exceptional items                          (4)         11
 Goodwill amortisation                                                          (1)         (2)
 Operating exceptional items                                                   (31)         (6)
                                                                               (36)          3
                                                                     -------------    --------
                                                                              (532)     (6,112)
plc Group and joint venture operating loss before goodwill
 amortisation and exceptional items                             3             (235)       (463)
Share of operating loss of associates
 Excluding goodwill amortisation and exceptional items                         (17)         (1)
 Goodwill amortisation                                                          (5)         (7)
 Goodwill impairment                                                           (27)         --
 Operating exceptional items                                                   (18)       (173)
                                                                               (67)       (181)
                                                                     -------------    --------
OPERATING LOSS                                                  3             (599)     (6,293)
Non-operating exceptional items
 (Loss)/gain on disposal of discontinued operations            5c               (5)        358
 (Loss)/gain on disposal of fixed assets and investments in
   continuing operations                                       5c               (9)         18
 Merger/demerger items                                         5c               --         291
 plc Group share of associates' non-operating exceptional
   items                                                       5c               (3)         --
                                                                               (17)        667
                                                                     -------------    --------
                                                                              (616)     (5,626)
Net interest payable                                            6             (106)       (238)
Net finance income
 plc Group excluding exceptional items                                           2          34
 Exceptional gain on repurchase of Bonds                       5c               --         166
                                                                7                2         200
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
 Excluding goodwill amortisation and exceptional items                        (356)       (668)
 Goodwill amortisation and exceptional items                                  (364)     (4,996)
                                                                3             (720)     (5,664)
TAX (CHARGE)/CREDIT ON LOSS ON ORDINARY ACTIVITIES
 Excluding tax on goodwill amortisation and exceptional
   items                                                                       (10)         21
 Tax on goodwill amortisation and exceptional items                             --        (231)
                                                                8              (10)       (210)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                    (730)     (5,874)
Equity minority interests                                       9               (1)         (1)
                                                                     -------------    --------
LOSS ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE EQUITY
 SHAREHOLDERS AND RETAINED LOSS FOR THE FINANCIAL YEAR                        (731)     (5,875)
                                                                     =============    ========
BASIC AND DILUTED LOSS PER SHARE                               11           (26.2p)    (210.6p)
LOSS PER SHARE EXCLUDING GOODWILL AMORTISATION AND
 EXCEPTIONAL ITEMS                                             11           (13.1p)     (23.2p)
                                                                     =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
CONSOLIDATED BALANCE SHEET

                                                                     30 September     31 March
                                                                             2002         2002
                                                             Note       L million    L million
                                                             ----    ------------    ---------
FIXED ASSETS
Goodwill                                                       14             672         877
Tangible assets                                                15             329         522
Investments:                                                   16
  Joint ventures
     Share of gross assets                                                     48          71
     Share of gross liabilities                                               (13)        (11)
                                                                     ------------    --------
                                                                               35          60
  Associates                                                                   69         137
  Other investments                                                            17          53
                                                                              121         250
                                                                     ------------    --------
                                                                            1,122       1,649
                                                                     ------------    --------
CURRENT ASSETS
Stocks and contracts in progress                               17             356         720
Debtors: amounts falling due within one year                   18             803       1,203
Debtors: amounts falling due after more than one year          18              59          94
Investments                                                    19              --          15
Cash at bank and in hand                                       19           1,071       1,374
                                                                     ------------    --------
                                                                            2,289       3,406
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                 20          (3,316)     (4,068)
                                                                     ------------    --------
NET CURRENT LIABILITIES                                                    (1,027)       (662)
                                                                     ------------    --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                          95         987
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR        20          (1,743)     (1,902)
PROVISIONS FOR LIABILITIES AND CHARGES                         22            (456)       (505)
                                                                     ------------    --------
NET ASSETS BEFORE RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                                 (2,104)     (1,420)
Retirement benefit scheme surpluses                            27              --          19
Retirement benefit scheme deficits                             27            (439)       (145)
                                                                     ------------    --------
NET ASSETS AFTER RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                                 (2,543)     (1,546)
                                                                     ============    ========
CAPITAL AND RESERVES
Called up share capital                                        23             140         140
Shares to be issued                                            23              40          45
Share premium account                                          23             500         500
Capital reserve                                                23             375         375
Profit and loss account                                        23          (3,607)     (2,618)
                                                                     ------------    --------
Equity shareholders' interests                                             (2,552)     (1,558)
Equity minority interests                                                       9          12
                                                                     ------------    --------
                                                                           (2,543)     (1,546)
                                                                     ============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
CONSOLIDATED CASH FLOW STATEMENT

                                                                     Six months to      Year to
                                                                      30 September     31 March
                                                                              2002         2002
                                                             Note        L million    L million
                                                             ----    -------------    ---------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES
  BEFORE EXCEPTIONAL ITEMS                                    24a             (142)         10
Exceptional cash flows from operating activities               5d             (186)       (368)
Net cash outflow from operating activities after
  exceptional items -- continuing operations                                  (287)       (409)
Net cash (outflow)/inflow from operating activities after
  exceptional items -- discontinued operations                                 (41)         51
NET CASH OUTFLOW FROM OPERATING ACTIVITIES AFTER
  EXCEPTIONAL ITEMS                                                           (328)       (358)
Dividends from joint ventures and associates                                    --          29
Returns on investments and servicing of finance               24b             (133)       (262)
Tax paid                                                      24c              (13)        (13)
Capital expenditure and financial investment                  24d              (25)       (196)
Acquisitions and disposals                                    24e              387       1,025
Equity dividends paid to shareholders                                           --         (95)
                                                                     -------------    --------
CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND
  FINANCING                                                                   (112)        130
Net cash (outflow)/inflow from management of liquid
  resources                                                   24f              (77)        186
Net cash (outflow)/inflow from financing
  Issues of ordinary shares                                                     --           7
  Net cash (outflow)/inflow from changes in debt and
     lease financing                                          24g              (62)        972
                                                                     -------------    --------
(DECREASE)/INCREASE IN CASH AND NET BANK BALANCES
  REPAYABLE ON DEMAND                                                         (251)      1,295
                                                                     =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

                                                                    Six months to      Year to
                                                                     30 September     31 March
                                                                             2002         2002
                                                            Note        L million    L million
                                                            ----    -------------    ---------
(Decrease)/increase in cash and net bank balances
  repayable on demand                                                        (251)      1,295
Net cash outflow/(inflow) from management of liquid
  resources                                                                    77        (186)
Net cash outflow/(inflow) from decrease/(increase) in
  debt and lease financing                                                     62        (972)
                                                                    -------------    --------
Change in net monetary debt resulting from cash flows                        (112)        137
Net debt disposed/(acquired) with subsidiaries                                 17          (3)
Other non-cash changes                                                        (54)        162
Effect of foreign exchange rate changes                                       168           6
                                                                    -------------    --------
Movement in net monetary debt in the period                                    19         302
Net monetary debt at 1 April                                  25           (2,865)     (3,167)
                                                                    -------------    --------
Net monetary debt at the end of the period                    25           (2,846)     (2,865)
                                                                    =============    ========

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
(Loss)/profit on ordinary activities attributable to the
  shareholders
  plc Group                                                            (626)     (5,701)
  Share of joint ventures                                               (35)          9
  Share of associates                                                   (70)       (183)
                                                                       (731)     (5,875)
Listed fixed asset investments: deficit due to movement in
  share price                                                            --         (30)
Unrealised gain on exchange of businesses                                --           9
Exchange differences on translation: plc Group                          115         (66)
Tax charge on exchange differences                                       (3)         --
Actuarial loss recognised on retirement benefit schemes
  Difference between the expected and actual return on
     scheme assets                                                     (183)       (277)
  Changes in assumptions underlying the present value of
     scheme liabilities -- losses                                      (149)        (83)
  Experience (losses) and gains on scheme liabilities                   (41)          9
                                                                       (373)       (351)
Tax credit on net retirement benefit items debited in the
  statement of total recognised gains and losses                         --          68
                                                              -------------    --------
TOTAL RECOGNISED GAINS AND LOSSES                                      (992)     (6,245)
                                                              =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
Total recognised gains and losses                                      (992)     (6,245)
Release of provision in respect of shares to be issued                   (5)       (260)
plc Group share of associates' shares to be issued                        3          --
Issues of ordinary shares                                                --           8
                                                              -------------    --------
Total movement in the period                                           (994)     (6,497)
Equity shareholders' interests at 1 April                            (1,558)      4,939
                                                              -------------    --------
Equity shareholders' interests at the end of period                  (2,552)     (1,558)
                                                              =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
NOTES

1      FUNDAMENTAL UNCERTAINTY IN RESPECT OF THE APPLICATION OF THE GOING
       CONCERN BASIS

Corp owes approximately L2.1 billion under a syndicated credit facility (the "Bank Facility") which was due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The plc Group also has in issue Bonds with a face value of approximately L1.7 billion. plc guarantees Corp's debt obligations under the Bonds and the Bank Facility. As at 30 September 2002, net debt of the plc Group stood at approximately L2.8 billion.

On 29 August 2002, plc announced that non-binding indicative Heads of Terms, which set out the principles for the financial Restructuring of Corp and plc, had been concluded with the co-ordination committee of Syndicate Banks and an informal ad hoc committee of Bondholders. On 16 December 2002, plc announced that modifications to the non-binding indicative Heads of Terms had been concluded. The non-binding indicative Heads of Terms envisage that the creditors of Corp and plc, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, New Shares and New Notes. As part of the Restructuring Corp will become the listed parent for the Group and, following completion of the plc Scheme, it is currently intended that plc will be liquidated or dissolved. The financial Restructuring will leave existing plc Shareholders with 0.5 per cent. of the equity in Corp.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The non-binding indicative Heads of Terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the plc Group. The implementation of this capital structure involves, among other things, the payment of L340 million of cash (in addition to L95 million accrued interest on Corp's financial debt, paid in September and October 2002), the issue of New Shares and the issue of New Notes with a face value, using 30 September 2002 exchange rates, of approximately L758 million by Corp to Scheme Creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the plc Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the plc Group's Syndicate Banks and Bondholders (including the Bond trustees, but excluding Ancrane, a Subsidiary of plc which holds Bonds) and also in favour of one of the Group's ESOP Derivative Banks (who committed to support the proposed Restructuring within the required period). At 30 September 2002, the balance of this secured cash amounted to L735 million. The plc Group is dependent on amounts available to it from the secured accounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the plc Group's expectations as to its liquidity needs for the period to the end of June 2003.

When the Heads of Terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility was due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility has given rise to direct rights on the part of individual Syndicate Banks to bring actions for recovery of the debt owing to them and will, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
The fact of the aforementioned payments falling due represents a risk to the Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against Corp or plc. However, plc is of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the non-binding indicative Heads of Terms (and within the agreed timetable, which is currently 30 June 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security.

The proposed Restructuring of plc is dependent on approval of the Corp and plc Schemes of arrangement. Approval of these Schemes will be dependent on, amongst other things, securing the necessary level of support of the Syndicate Banks, Bondholders and other creditors whose claims will be compromised, in the relevant creditors' meetings to be held as part of the Scheme process, as well as the approval of the English Court and the granting of a permanent injunction order by the US Bankruptcy Court.

Letters of current intention to support the Restructuring and to vote for the Corp and plc Schemes were obtained from the joint lead co-ordinators of the Syndicate Banks and from each of the members of the Bondholder committee in December 2002. Neither plc nor Corp has received any notice of any changes to this intention.

In the light of the information currently available to them, plc believes the Group's Syndicate Banks, Bondholders and other creditors will support the Restructuring and that all the conditions for the Restructuring will be satisfied. On this basis, plc considers it appropriate to prepare the accounts on the going concern basis. Should the plc Group's Syndicate Banks, Bondholders and other creditors cease to support the plc Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for plc and Corp but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2      ACCOUNTING POLICIES

The non-statutory financial statements have been prepared in accordance with accounting standards applicable in the UK.

The more important plc Group accounting policies are summarised below to facilitate the interpretation of the financial statements.

ACCOUNTING CONVENTION

The non-statutory financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

BASIS OF CONSOLIDATION

The non-statutory financial statements consolidate the accounts of plc and all of its Subsidiary undertakings (plc Group companies or Subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

All plc Group companies' accounts have been prepared for the six months ended 30 September 2002.

TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the plc Group's percentage interest in sales by their joint ventures. The plc Group records transactions as sales when the delivery of products or performance

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
of services takes place in accordance with the terms of sale. Turnover on long term contracts is calculated as a proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period end rates of exchange. Key rates used are as follows:

                                              Average rates              Period-end rates
                                         ------------------------    ------------------------
                                         30 September    31 March    30 September    31 March
                                                 2002        2002            2002        2002
                                         ------------    --------    ------------    --------
US dollar                                      1.5204      1.4324          1.5726      1.4240
Italian lira                                      n/a       3,152             n/a       3,161
Euro                                           1.5813      1.6283          1.5913      1.6323
                                         ============    ========    ============    ========

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

ACQUISITIONS AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the plc Group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cashflows relating to a business are included in the consolidated profit and loss account and the consolidated cashflow statement from the date of acquisition or up to the date of disposal.

FINANCIAL INSTRUMENTS

The plc Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the plc Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the Group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occurs.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The plc Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment. In respect of hedges of net investments, the plc Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

The plc Group has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust ("MET"), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the plc Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT") has entered into contracts (the "Equity Forward Contracts") to hedge the potential cost of the plc Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of plc Shares at the contracted purchase price (including accrued interest) or may cash settle the contracts for a net amount based on the difference between the plc share price and this contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the plc Group's balance sheet. This liability is calculated by taking the shares under contract and applying the difference between plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either option exercises by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the balance sheet.

Interest costs on the equity notional are calculated at LIBOR plus a margin less dividends, if any, and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

INTEREST RATE RISK EXPOSURE

The plc Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the underlying exposure.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
Tangible fixed assets are depreciated using the following rates:

Freehold buildings                         -- 2 per cent. to 4 per cent. per annum
Leasehold property                         -- over the period of the lease or 50 years for long
                                           leases
Plant and machinery                        -- 10 per cent. per annum on average
Fixtures, fittings, tools and equipment    -- 10 per cent. per annum

LEASED ASSETS

Assets held under finance lease and other similar contracts, which confer rights and obligations similar to those attached to owned asset, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCK

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the plc Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the plc Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the plc Group's share of net assets including goodwill at 30 September 2002 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results are included for the six months to 30 June 2002. Loss before taxation includes the plc Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in plc's Shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the plc Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the plc Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

SHARE OPTIONS

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. Where share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

3 PRINCIPAL ACTIVITIES, (LOSS)/PROFIT CONTRIBUTIONS, MARKETS AND NET ASSETS/(LIABILITIES) EMPLOYED

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                           (Loss)/profit                    Turnover             Net assets/(liabilities)
                                     --------------------------    --------------------------    -------------------------
                                     Six months to      Year to    Six months to      Year to
                                      30 September     31 March     30 September     31 March    30 September     31 March
                                              2002         2002             2002         2002            2002         2002
                                         L million    L million        L million    L million       L million    L million
                                     -------------    ---------    -------------    ---------    ------------    ---------
Network equipment                             (179)       (464)              600       1,804
                                                                                                          451         607
Network services                                 5          35               392         969
Other (including intra-activity
  sales)                                       (31)        (64)               (5)        (32)              11           8
                                     -------------    --------     -------------    --------     ------------    --------
                                              (205)       (493)              987       2,741              462         615
Capital                                        (28)        (74)               32         422              (19)         54
                                     -------------    --------     -------------    --------     ------------    --------
Continuing operations                         (233)       (567)            1,019       3,163              443         669
Discontinued operations                         (2)        104                87       1,404               --         196
                                     -------------    --------     -------------    --------     ------------    --------
                                              (235)       (463)            1,106       4,567              443         865
                                                                   -------------    --------
Goodwill and goodwill amortisation             (55)       (433)                                           672         877
Operating exceptional items (note
  5a)                                         (242)     (5,216)
                                     -------------    --------
                                              (532)     (6,112)
Associates                                     (67)       (181)                                            69         137
                                     -------------    --------
Operating loss                                (599)     (6,293)
Non-operating exceptional items
  (note 5b)                                    (17)        667
Net interest payable and interest
  bearing assets and liabilities              (106)       (238)                                        (2,838)     (2,810)
Net finance income                               2         200
Unallocated net liabilities                                                                              (889)       (615)
                                     -------------    --------                                   ------------    --------
                                              (720)     (5,664)                                        (2,543)     (1,546)
                                     =============    ========                                   ============    ========

The plc Group has divided its business into two segments: Core and Capital.

The plc Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

Capital comprises the businesses the plc Group manages for value and ultimately for disposal.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the plc Group structure during the period to 30 September 2002. The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
The plc Group share of joint ventures' (loss)/profit, turnover and net assets are included under Capital.

Sales by plc Group companies to joint ventures and associates amounted to L16 million (31 March 2002 L40 million). Purchases from joint ventures and associates amounted to Lnil (31 March 2002 L14 million).

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                       To customers in the United
                                                 Kingdom                 To customers overseas
                                      -----------------------------    --------------------------
                                      Six months to         Year to    Six months to      Year to
                                       30 September        31 March     30 September     31 March
                                               2002            2002             2002         2002
                                          L million       L million        L million    L million
                                      -------------    ------------    -------------    ---------
Network equipment                               128             355              472       1,449
Network services                                126             367              266         602
Other (including intra-activity
  sales)                                          1               1               (6)        (33)
                                      -------------    ------------    -------------    --------
                                                255             723              732       2,018
Capital                                           7             271               25         151
                                      -------------    ------------    -------------    --------
Continuing operations                           262             994              757       2,169
Discontinued operations                          11              90               76       1,314
                                      -------------    ------------    -------------    --------
                                                273           1,084              833       3,483
                                      =============    ============    =============    ========

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
United Kingdom                                                          273       1,084
The Americas                                                            342       1,760
Rest of Europe                                                          293       1,151
Africa, Asia and Australasia                                            198         572
                                                              -------------    --------
                                                                      1,106       4,567
                                                              =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
ANALYSIS OF OPERATING LOSS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS BY TERRITORY OF ORIGIN

                                       Loss                      Turnover            Net assets/(liabilities)
                             -------------------------   -------------------------   -------------------------
                             Six months to     Year to   Six months to     Year to
                              30 September    31 March    30 September    31 March    30 September    31 March
                                      2002        2002            2002        2002            2002        2002
                                 L million   L million       L million   L million       L million   L million
                             -------------   ---------   -------------   ---------   -------------   ---------
United Kingdom                         (69)      (249)             372      1,328             435         293
The Americas                           (57)      (166)             340      1,842              60         154
Rest of Europe                         (90)       (28)             309      1,079             (75)        386
Africa, Asia and
  Australasia                          (19)       (20)              85        318              23          32
                             -------------   --------    -------------   --------    ------------    --------
                                      (235)      (463)           1,106      4,567             443         865
                             =============   ========    =============   ========    ============    ========

4      OPERATING (LOSS)/PROFIT (EXCLUDING JOINT VENTURES)

A      PLC GROUP

                                                      Six months to 30 September 2002
                                           ------------------------------------------------------
                                                                         Exceptional
                                           Continuing    Discontinued          items        Total
                                            L million       L million      L million    L million
                                           ----------    ------------    -----------    ---------
Turnover                                        1,019              87             --        1,106
Cost of sales                                    (842)            (63)           (24)        (929)
                                           ----------    ------------    -----------    ---------
Gross profit                                      177              24            (24)         177
Selling and distribution expenses                (152)            (11)            --         (163)
  Administrative expenses -- other                (65)             (6)          (187)        (258)
  Research and development                       (182)            (11)            --         (193)
  Goodwill amortisation                           (51)             (3)            --          (54)
Administrative expenses -- total                 (298)            (20)          (187)        (505)
Other operating expense                            (7)              2             --           (5)
                                           ----------    ------------    -----------    ---------
Operating loss                                   (280)             (5)          (211)        (496)
                                           ==========    ============    ===========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                           Year to 31 March 2002
                                           ------------------------------------------------------
                                                                         Exceptional
                                           Continuing    Discontinued          items        Total
                                            L million       L million      L million    L million
                                           ----------    ------------    -----------    ---------
Turnover                                        2,906           1,404             --        4,310
Cost of sales                                  (2,277)           (976)          (830)      (4,083)
                                           ----------    ------------    -----------    ---------
Gross profit                                      629             428           (830)         227
Selling and distribution expenses                (450)           (140)            --         (590)
  Administrative expenses -- other               (222)            (86)          (703)      (1,011)
  Research and development                       (547)            (81)            --         (628)
  Goodwill amortisation                          (406)            (25)            --         (431)
  Goodwill impairment                              --              --         (3,677)      (3,677)
Administrative expenses -- total               (1,175)           (192)        (4,380)      (5,747)
Other operating income                             12             (17)            --           (5)
                                           ----------    ------------    -----------    ---------
Operating (loss)/profit                          (984)             79         (5,210)      (6,115)
                                           ==========    ============    ===========    =========

Exceptional items are shown in further detail in note 5.

The plc Group disposed of its Medical Systems, Data Systems and Commerce Systems businesses during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations in the note above. Further information on disposals is provided in note 26 (b).

5      EXCEPTIONAL ITEMS

These charges have been analysed as follows:

A      OPERATING EXCEPTIONAL ITEMS

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
Stock write-downs and related costs                                      --        (672)
Restructuring costs                                                     (24)       (158)
                                                              -------------    --------
Included in cost of sales                                               (24)       (830)
                                                              -------------    --------
Impairment of goodwill & tangible fixed assets                          (31)     (3,831)
Restructuring and reorganisation costs                                 (171)       (324)
Systems implementation costs                                              7         (75)
Releases/(charges) in respect of doubtful debts                           8        (150)
                                                              -------------    --------
Included in administrative expenses                                    (187)     (4,380)
                                                              -------------    --------
plc Group operating exceptional items                                  (211)     (5,210)
Share of joint ventures' operating exceptional items                    (31)         (6)
plc Group share of associates' operating exceptional items              (18)       (173)
                                                              -------------    --------
Total operating exceptional items                                      (260)     (5,389)
                                                              =============    ========

(i) In the year ended 31 March 2002 the stock write-downs and related costs charged to cost of sales in the year included L581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and L91 million in respect of supplier commitments.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
(ii) In the six months ended 30 September 2002 L24 million was charged to restructuring costs. This relates mostly to additional payments to Jabil Circuit Inc. arising in the six month period. In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of L127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of the agreement, payments of L77 million were made during the year, L19 million provided against stocks and L31 million is expected to be paid in the future.

     The remaining charge of L31 million in the year ended 31 March 2002 relates to onerous contracts representing certain liabilities to which the plc Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

(iii) In light of declining industry and economic trends on its current and expected future operations, the plc Group reassessed the carrying values of goodwill and tangible fixed assets. In the six months ended 30 September 2002 tangible fixed assets were impaired by L31 million (31 March 2002 L154 million). In the year ended 31 March 2002, as a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses the plc Group recorded an exceptional charge of L3,677 million to write down goodwill. The goodwill impairment related primarily to FORE Systems, RELTEC Corporation, Metapath Software International ("MSI"), Mariposa Technology, ipsaris (formerly Fibreway), Systems Management Specialists ("SMS") and Albany Partnership ("APT").

(iv) As part of the plc Group's cost reduction actions, a charge of L171 million (31 March 2002 L324 million) was recorded during the six months to 30 September 2002 associated with employee severance, site rationalisation costs and other restructuring costs.

       The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring program.

(v) During the year ended 31 March 2002 the plc Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The L75 million charge represents L43 million of capitalised external consultancy costs associated with the implementation, L24 million of hardware and software costs expensed, and L8 million of other associated costs of the project. During the six months ended 30 September 2002, the plc Group was able to revise its previous estimate of the overall costs leading to the release of L7 million from the amounts accrued in the year to 31 March 2002.

(vi) In light of the declining market and economic trends the plc Group was experiencing, an exceptional provision against bad and doubtful debts of L150 million was charged during the year ended 31 March 2002. Of this amount, L8 million was paid by the plc Group's debtors in the six months to 30 September 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
ANALYSIS BY SEGMENT

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Network equipment & services                                             (192)      (1,315)
Other                                                                       6         (104)
Goodwill impairment                                                        --       (3,541)
                                                                -------------    ---------
                                                                         (186)      (4,960)
Capital                                                                   (55)         (79)
Goodwill impairment                                                        --         (136)
                                                                -------------    ---------
Continuing operations                                                    (241)      (5,175)
Discontinued operations                                                    (1)         (41)
                                                                -------------    ---------
                                                                         (242)      (5,216)
                                                                =============    =========
United Kingdom                                                           (127)        (823)
The Americas                                                              (97)        (407)
Rest of Europe                                                            (12)        (282)
Africa, Asia and Australasia                                               (6)         (27)
                                                                -------------    ---------
                                                                         (242)      (1,539)
Goodwill impairment                                                        --       (3,677)
                                                                -------------    ---------
                                                                         (242)      (5,216)
                                                                =============    =========

B      ASSOCIATES' AND JOINT VENTURES' OPERATING EXCEPTIONAL ITEMS

The plc Group has recorded its L18 million share (31 March 2002 L173 million) of the operating exceptional charges of its associate, Easynet Group Plc. These charges related to impairment of goodwill and tangible fixed assets, and restructuring and reorganisation costs.

In the six month period, the plc Group has also recorded its L31 million share of the operating exceptional charges of its joint ventures, relating to the impairment of intangible fixed assets in Ultramast Limited.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
C      NON-OPERATING EXCEPTIONALS

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
(Loss)/gain on disposal of discontinued operations                         (5)         358
(Loss)/gain on disposal of fixed assets and investments in
  continuing operations
  Gain on disposals of subsidiaries and other fixed asset
     investments                                                           31          218
  Amounts written off investments                                         (40)        (200)
                                                                -------------    ---------
Subtotal                                                                   (9)          18
Merger/demerger receipts                                                   --          291
plc Group share of associates' non-operating exceptionals                  (3)          --
                                                                -------------    ---------
Included in non-operating exceptional items                               (17)         667
                                                                =============    =========
Gain on repurchase of Bonds                                                --          166
                                                                -------------    ---------
Included in interest and financing costs                                   --          166
                                                                =============    =========

---------------

(i) For the six months to 30 September 2002, non-operating exceptional items of L17 million were charged to net income. This comprised a L5 million loss on disposal of discontinued operations, a L9 million net loss on disposal of fixed assets and investments in continuing operations and a L3 million loss relating to the plc Group's share of associates' non-operating exceptional charges. In discontinued operations, the loss on disposal of Strategic Communications (L41 million) was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals. Of the L9 million loss on disposal of fixed assets and investments in continuing operations, L40 million related to the write-down of some of the plc Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and net realisable value. This was partially offset by a L28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the plc Group's 50 per cent. share in General Domestic Appliances, L12 million gain on property disposals and a net L9 million charge relating to current and prior period disposals and business closures and other provision movements. In the year ended 31 March 2002 a gain of L358 million was made mainly relating to the disposal of the systems businesses (Medical, Commerce and Data Systems).

Share options

For the year ended 31 March 2002, the release of provisions related to demerger share options which arose due to the significant reduction in plc's share price and comprised two elements. L247 million related to a provision created in respect of the Marconi Launch Share Plan. A further L44 million was released that related to provisions in respect of other option schemes created at the time of the MES Transaction.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
D      EXCEPTIONAL CASH FLOWS

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Operating
  Restructuring costs                                                    (174)       (302)
  Systems implementation costs                                            (12)        (48)
  Other                                                                    --         (18)
                                                                -------------    --------
                                                                         (186)       (368)
                                                                -------------    --------
Non-operating
  Disposal of tangible fixed assets                                        20         116
  Sale of interests in subsidiary companies and associates                375       1,443
Repurchase of Bonds                                                        --        (209)
                                                                -------------    --------
                                                                          395       1,350
                                                                =============    ========

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 24(d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 24(e). Repurchase of Bonds is covered in note 21 and 24(g).

6      NET INTEREST PAYABLE

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Interest receivable
  Loans and deposits                                                       20          31
  Other                                                                    13           9
                                                                -------------    --------
Interest receivable -- total                                               33          40
                                                                -------------    --------
Income from listed fixed asset investments                                 --           2
                                                                -------------    --------
Interest payable
  Bank loans and overdrafts                                              (136)       (281)
  Loan capital                                                             (1)         (1)
  Other                                                                    (3)         --
                                                                -------------    --------
Interest payable -- total                                                (140)       (282)
                                                                -------------    --------
Net interest payable -- plc Group                                        (107)       (240)
                                                                -------------    --------
Share of net interest receivable of joint ventures and
  associates                                                                1           2
                                                                -------------    --------
Net interest payable                                                     (106)       (238)
                                                                =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
7      NET FINANCE INCOME

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Financing costs
  Syndicated loan fees                                                     --          (5)
  Interest on pension scheme liabilities                                  (83)       (181)
  Finance leases                                                           --          (1)
  Other                                                                    (2)         --
                                                                -------------    --------
Financing costs -- total                                                  (85)       (187)
                                                                -------------    --------
Finance income
  Exceptional gain on the repurchase of Bonds                              --         166
  Gain on foreign exchange borrowings                                       7          --
  Expected return on pension scheme assets                                 80         221
                                                                -------------    --------
Finance income -- total                                                    87         387
                                                                -------------    --------
Net finance income                                                          2         200
                                                                =============    ========

As discussed in note 21, in the year ended 31 March 2002 the plc Group repurchased Bonds issued by Corp with a fair value (after unamortised discount) of L375 million.

8      TAX

A      TAX CHARGE/(CREDIT) ON LOSS ON ORDINARY ACTIVITIES

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Current taxation
  Corporation tax 30% (31 March 2002 30%)                                  (1)         --
  UK overprovision in respect of prior years                               --         (18)
  Overseas tax                                                             11          51
  Overseas overprovision in respect of prior years                         --         (15)
  Joint ventures and associates                                            --           4
                                                                -------------    --------
                                                                           10          22
                                                                -------------    --------
Deferred taxation
Changes arising from:
  Timing differences -- origination and reversal                           --          67
  Estimated recoverable amount of deferred tax assets                      --         121
                                                                -------------    --------
                                                                           --         188
                                                                -------------    --------
Total                                                                      10         210
                                                                =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
Included in the tax on loss are the following amounts relating to exceptional items:

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Operating exceptional items                                                --         (67)
Non-operating exceptional items                                            --         298
                                                                -------------    --------
                                                                           --         231
                                                                =============    ========

B      DEFERRED TAXATION LIABILITIES

                                                                    Group
                                                                L million
                                                                ---------
At 1 April 2002                                                       (18)
  Disposals                                                            12
                                                                ---------
AT 30 SEPTEMBER 2002                                                   (6)
                                                                =========

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges                     (6)        (12)
  Accelerated capital allowances                                          --          (6)
                                                                ------------    --------
                                                                          (6)        (18)
                                                                ============    ========

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

Included in the net deficit or surplus in respect of retirement benefits (note
27) is a net deferred tax liability of Lnil (31 March 2002 Lnil).

C      RECONCILIATION OF CURRENT TAXATION CHARGE FOR THE PERIOD

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Loss before tax                                                          (720)     (5,664)
                                                                -------------    --------
Tax credit on loss at a standard rate of 34%. (31 March 2002
  34%)                                                                    245       1,926
Non deductible goodwill impairment, amortisation and other
  similar items                                                          (104)     (1,503)
Tax losses and other deferred tax items not recognised in
  current tax                                                            (151)       (478)
Overprovision in respect of prior years                                    --          33
                                                                -------------    --------
Current tax charge for the year                                           (10)        (22)
                                                                =============    ========

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the plc Group operates.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
D      FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L798 million (31 March 2002 L596 million) have not been recognised in respect of operating losses and exceptional expenditure as the plc Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 30 September 2002 of L798 million are amounts that may be forfeited or restricted as a consequence of the planned Restructuring of the plc Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forfeited.

9      EQUITY MINORITY INTERESTS

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the plc Group.

10     EQUITY DIVIDENDS

plc has decided not to propose any dividends for the year ending 31 March 2003. No dividends were declared during the year to 31 March 2002.

11     LOSS PER SHARE

Basic and diluted loss per share are calculated by reference to a weighted average of 2,792.6 million ordinary shares (31 March 2002 2,789.6 million ordinary shares) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the plc Group, and is calculated as set out in the table below.

Reconciliation of loss per share excluding goodwill amortisation and exceptional items.

                                                  Six months to
                                                30 September 2002         Year to 31 March 2002
                                             ------------------------    ------------------------
                                                  Loss       Loss per         Loss       Loss per
                                             L million    share pence    L million    share pence
                                             ---------    -----------    ---------    -----------
Loss and basic loss per share                     (731)         (26.2)      (5,875)        (210.6)
Exceptional items (note 5)
  Operating exceptionals                           242            8.7        5,216          187.0
  Group share of associate's operating
     exceptionals                                   18            0.7          173            6.2
  Non-operating exceptionals                        17            0.6         (667)         (23.9)
  Gain on repurchase of Bonds                       --             --         (166)          (6.0)
Taxation arising on goodwill amortisation
  and exceptional items (note 8a)                   --             --          231            8.3
Goodwill amortisation and impairment                87            3.1          440           15.8
                                             ---------    -----------    ---------    -----------
                                                  (367)         (13.1)        (648)         (23.2)
                                             =========    ===========    =========    ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
12     DIRECTORS

A      POLICY AND OBJECTIVES OF THE REMUNERATION COMMITTEE

The role of the Remuneration Committee has been to determine, on behalf of the Board of plc, the broad framework for executive remuneration including the remuneration of Executive Directors.

The underlying principles adopted by the Committee have been:

      - to ensure that executive remuneration policy and practices support business strategy and are cost effective;

      - to provide remuneration packages which are competitive within plc's operating environment, enabling plc to attract, retain and motivate senior executives with high quality and appropriate skills; and

      - to operate short and long term incentive plans, as part of total remuneration, which reward the delivery of results aligned with shareholders interests while limiting earnings where there is under-performance.

The exceptional nature of the challenges faced by plc during the period, including the extremely difficult trading conditions requiring continuing major reductions in the cost base and the Restructuring process, have all had major implications for the remuneration of executives under these principles.

In supporting the Restructuring of plc, the objectives of the remuneration committee have been:

      - to ensure that the management team is fairly and equitably rewarded in accordance with the changed circumstances of plc; and

      - to provide management and employees with appropriate incentives focused on the priorities of cash generation and successful completion, of the Restructuring.

B      PLC DIRECTORS' REMUNERATION

Six months ended 30 September 2002

                                                                                                                         Payments
                                                                            Excluding                                     to meet
                                                                              pension                                     pension
                                          Salary &      Other           contributions         Pension   Severance     commitments
                                              Fees   benefits   Bonus           Total   contributions    payments    on severance
                                              L000       L000    L000            L000            L000        L000            L000
                                          --------   --------   -----   -------------   -------------   ---------   -------------
D C Bonham                                      90         --      --              90              --          --              --
M W J Parton                                   263         46     396             705              91          --              --
M J Donovan                                    214        307     320             841             320          --              --
S Hare                                         188         67     281             536              27          --              --
Sir William Castell                             15         --      --              15              --          --              --
The Rt Hon The Baroness Dunn                     1         --      --               1              --          --              --
Sir Alan Rudge                                  15         --      --              15              --          --              --
Hon Raymond G H Seitz                           15         --      --              15              --          --              --
N J Stapleton                                   15         --      --              15              --          --              --
A L Thomas                                      42         --      --              42              --          --              --
                                          --------   --------   -----   -------------   -------------   ---------   -------------
                                               858        420     997           2,275             438          --              --
                                          ========   ========   =====   =============   =============   =========   =============

---------------

Notes

1. Other benefits include the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes ("FURBS"). The figure stated for Mr Donovan also includes an amount paid to him pursuant to the termination of his GEC-USA Deferred Compensation Plan.

2. Executive Directors receive certain taxable benefits, including an allowance under the plc Group's car scheme.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
3. Executive Directors participate in an exceptional incentive plan for the 2002/3 financial year relating to the Restructuring of plc with four staged payments, the first in May 2002 and the final payment 3 months after the successful completion of the Restructuring.

4. On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the Board of plc. A L Thomas was appointed to the Board of plc on 20 May 2002, and he resigned on 14 March 2003.

5. The fees of Non-Executive Directors are determined by the plc Board. With effect from 1 April 2002 the fees for the Non-Executive Directors were reduced to L30,000 per annum. No additional fees are paid to the Chairmen of plc Board Committees. A L Thomas is paid a further sum, over and above his basic fee which relates to one day's service to plc per week, for each additional day devoted to plc's business. The remuneration detailed above in respect of A L Thomas relates to the period from 20 May 2002 being the date on which he was appointed as a Director of plc.

    The remuneration detailed above in respect of the Rt Hon The Baroness Dunn relates to the period up to 11 April 2002 being the date on which she resigned as a Director of plc.

6. Non-executive Directors do not have service agreements and do not participate in any of the incentive arrangements open to Executive Directors or to the plc Group's pension scheme.

7. All plc Directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

8.  Pension contributions include contributions by plc to all pension schemes.

Year ended 31 March 2002

                                                                                                                         Payments
                                                                             Excluding                                    to meet
                                                                               pension                                    pension
                                           Salary &      Other           contributions         Pension   Severance    commitments
                                               Fees   benefits   Bonus           Total   contributions    payments   on severance
                                               L000       L000    L000            L000            L000        L000           L000
                                           --------   --------   -----   -------------   -------------   ---------   ------------
D C Bonham                                      174         --      --             174              --          --             --
M W J Parton                                    400        281      --             681             177          --             --
M J Donovan                                     400         87     248             735              94          --             --
S Hare                                          375         58      --             433              25          --             --
Sir William Castell                              35         --      --              35              --          --             --
The Rt Hon The Baroness Dunn                     33         --      --              33              --          --             --
Sir Alan Rudge                                   40         --      --              40              --          --             --
Hon Raymond G H Seitz                            33         --      --              33              --          --             --
N J Stapleton                                    40         --      --              40              --          --             --
Sir Roger Hurn                                  115          7      --             122              --          --             --
Lord Simpson                                    355        152      --             507             235         300             --
J C Mayo                                        162        443      --             605             644         600            428
R I Meakin                                      300        209      --             509             314         375            463
                                           --------   --------   -----   -------------   -------------   ---------   ------------
                                              2,462      1,237     248           3,947           1,489       1,275            891
                                           ========   ========   =====   =============   =============   =========   ============

---------------

Notes

1. Other benefits include the payment of a non-pensionable earnings supplement in relation to FURBS.

2. Executive Directors receive certain taxable benefits, including an allowance under the plc Group's car scheme.

3. The fees of non-executive Directors are determined by the plc Board; the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the Audit Committee and the remuneration committee.

4. Non-executive Directors do not have service contracts and do not participate in any of the incentive arrangements open to Executive Directors or the plc Group's pension scheme.

5. All plc Directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

6. The bonus paid to Mr Donovan related to recruitment and retention arrangements established upon joining plc before he became a Director.

7.  Pension contributions include contributions by plc to all pension schemes.

Short-term incentive bonus

In the year ended 31 March 2002, plc's Remuneration Committee approved the implementation of a short term incentive plan for Executive Directors with maximum payment of 100 per cent. of salary, although owing to

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
subsequent events, no such plan was implemented and no short-term incentive payments were made to Executive Directors in the year ended 31 March 2002.

In the six months ended 30 September 2002, Executive Directors participated in an exceptional incentive plan with payment related to successful completion of the Restructuring of plc Group. The maximum payment under this plan is 150 per cent. of salary.

Executive Directors also participated in a quarterly incentive plan with payments due for the achievement of targets for the generation of total cash. Payment relating to the six months ending 30 September 2002 has not been made under this plan and it is anticipated that Executive Directors will agree to waive entitlement to these payments on entering into new employment agreements with Corp.

Long-term incentive schemes

Aggregate emoluments detailed above do not include any amounts in respect of long-term incentive schemes. plc operates a number of schemes as described below.

At a meeting held on 3 November 1999, shareholders approved the introduction of a number of share plans following the reconstruction of GEC and the Listing of plc on 30 November 1999. Two main discretionary plans were approved -- the Marconi 1999 Stock Option Plan and the Marconi Long Term Incentive Plan with the Executive Directors eligible to participate in both plans. In addition, shareholders approved the introduction of the Marconi UK Sharesave Plan and the Marconi Launch Share Plan in which Executive Directors and all eligible employees may participate. Full details of options granted to Executive Directors under these plans are set out below.

In summary, options may be granted under the Marconi 1999 Stock Option Plan for a period of up to ten years from 30 November 1999. Options granted under the plan prior to 18 July 2001 become exercisable three years from the date of grant, provided the performance condition has been met, that is the percentage increase in plc's earnings per share must be equal to or greater than the percentage increase in the Retail Prices Index plus 3 per cent. per annum. Thus the shortest period over which the performance target can be satisfied is three financial years from the date of grant; if the target is not satisfied after this period, it can be retested over the four financial years from the date of grant, and so on.

At the July 2001 plc Annual General Meeting, shareholders approved amendments to the plan rules giving the plc Remuneration Committee discretion to grant options which become exercisable over varying periods of time and which are subject to performance conditions appropriate to the markets in which plc operates. In previous years, plc's policy on the granting of options has been to make phased awards to key employees, based on business and personal performance, with the value of options granted normally ranging from 50 per cent. to 150 per cent. of basic salary per annum. Reductions in plc's share price meant that option holdings built up over a number of years (with the minimum exercise value of any option granted under the Plan having been L6.70) had lost any value as an incentive, and that grants based on these multiples of salary would result in an unacceptable level of dilution. In granting options to around 600 key executive, technical, and sales and marketing staff (including Executive Directors) in November 2001, the Remuneration Committee sought to balance an appropriate level of dilution with the need to provide a meaningful level of incentive. In exercising its discretion in respect of performance targets, the Remuneration Committee recognised the need for plc to achieve its near term objectives in order to deliver longer term performance. Of each option granted in November 2001, 50 per cent. is subject to the achievement of targets for the reduction in plc's net debt, and 50 per cent. subject to plc's Total Shareholder Return ("TSR") compared to that of FTSE 100 companies. None of this 50 per cent. becomes exercisable if plc's TSR is the same as that of the company at the 50th percentile, all becomes exercisable at the 75th percentile, with progressive increases between these points. In order to provide a progressive incentive, options become exercisable, subject to the achievement of the performance conditions, over four years.

Under the Long Term Incentive Plan, each year Executive Directors can receive an award of up to a maximum of 50 per cent. of basic salary, subject to satisfaction of demanding corporate performance over the three years from the date of award. After three years from the date of award, provided plc's TSR is in the top 50 of the FTSE 100

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
index, participants may be granted a nil cost option to acquire plc Shares. To the extent that the awards vest, the nil cost options will normally be exercisable in three tranches, one third immediately upon vesting, one third on the first anniversary and one third on the second anniversary of the date of grant. On 30 November 1999, Executive Directors participated in the plan for the first time; their nil cost options under the plan vest in two annual tranches from July 2002; the shorter performance period and the accelerated vesting of the tranches reflect the fact that the grant of these awards was delayed by reason of the transaction with British Aerospace plc (now known as BAE SYSTEMS plc). The employment of these Executive Directors was subsequently terminated and no options have been granted. Current Executive Directors first received awards in April 1998 and details of conditional awards are contained in the table below.

The conditional awards of notional shares made to Executive Directors are as follows:

                                                           Notional      Award        Notional
                                                          shares at     lapses       shares at
                                                           31 March    30 June    30 September
                                                               2002       2002            2002
                                                             Number     Number          Number
                                                          ---------    -------    ------------
M J Donovan                                                 57,919     (33,201)         24,718
M W J Parton                                                61,897     (35,414)         26,483
S Hare                                                      32,490     (16,600)         15,890
                                                          ========     =======    ============

The plc Group has previously operated a personal shareholding policy in order to assist in further aligning the interests of executives and shareholders. The policy requires Executive Directors to build up, over a period of time, a target shareholding of plc Shares with a market value equal to three times annual basic salary. The policy was not applied to the November 2001 option grant as it was not considered to be practical to do so, given plc's share price.

C      PLC DIRECTORS' INTERESTS

The plc Directors' interests as defined by the Act (which include trustee holdings and family interests incorporating holdings of minor children) in plc and its Subsidiaries are as follows:

(i)     Ordinary shares

                                                                     As at           As at
                                                                  31 March    30 September
                                                                      2002            2002
                                                                Beneficial      Beneficial
                                                                ----------    ------------
Sir William Castell                                                 10,000          10,000
The Rt Hon The Baroness Dunn                                        10,000             n/a
M J Donovan                                                        169,591         169,670
M W J Parton                                                       128,122         128,122
Sir Alan Rudge                                                      20,000          20,000
Hon Raymond G H Seitz                                               11,099          11,099
N J Stapleton                                                       21,572          21,572
D C Bonham                                                         156,000         156,000
S Hare                                                              30,121          30,121
A L Thomas                                                             n/a              --
                                                                ==========    ============

---------------

Notes

1. None of the plc Directors held any non-beneficial interests in the shares of plc during the periods above.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
2. There have been no other changes in the interests of plc Directors between 30 September 2002 and 27 March 2003.

3. On the date of incorporation, 17 September 1999, and on 4 October 1999, the date on which certain of the plc Directors were appointed, none of the plc Directors at that time held any interest in the share capital of plc.

4. A L Thomas was appointed to the Board of plc on 20 May 2002 and he resigned on 14 March 2003. On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the Board of plc. On 8 October 2002, Sir William Castell and N J Stapleton resigned from the Board of plc. On 14 November 2002, S Hare resigned from the Board of Marconi plc and C C Holden was appointed to the Board of plc. On 16 December 2002, Sir Alan Rudge and Hon Raymond G H Seitz resigned from the Board of plc and M K Atkinson, J F Devaney and W K Koepf were appointed to the Board of plc.

(ii)    Options

plc Directors' options as at 30 September 2002

                                                  Granted        Exercised       Lapsed
                                                 during the     during the     during the       At 30 September
                          At 1 April 2002           year           year           year                2002             Exercisable
                        --------------------   --------------   -----------   -------------   --------------------   ---------------
                                     Average                                                               Average
                                    exercise         Exercise                                             exercise
                                       price            price                                                price
                              No.      pence   No.      pence   No.   Pence     No.   Pence         No.      pence     From       To
                        ---------   --------   ---   --------   ---   -----   -----   -----   ---------   --------   ------   ------
M J Donovan                 6,299       Nil     --         --    --      --      --      --       6,299       Nil    Jun-01   Nov-09
                        3,300,000       187     --         --    --      --      --      --   3,300,000       187    Nov-99   Dec-10
S Hare                     12,596       Nil     --         --    --      --      --      --      12,596       Nil    Jun-01   Nov-09
                        2,484,034       142     --         --    --      --   1,036   747.5   2,482,998       142    Feb-97   Nov-10
M W J Parton               29,405       Nil     --         --    --      --      --      --      29,405       Nil    Jun-01   Nov-09
                        4,444,958       221     --         --    --      --      --      --   4,444,958       221    Nov-99   Dec-10
                        =========   =======    ===   ========   ===   =====   =====   =====   =========   =======    ======   ======

---------------

Notes

1. The options set out above relate to those granted under the Manager's 1984 Share Option Scheme, the 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Phantom Option Schemes, the Long Term Incentive Plan, the Employee 1992 Savings-Related Share Option Scheme, the Marconi Launch Share Plan and the Marconi UK Sharesave Plan.

2. The mid-market price of a plc share as at 30 September 2002 was 1.45 pence with a range during the period of 1.27 pence to 12.55 pence.

3. All options have exercise prices that exceed the market price of a plc share as at 30 September 2002, other than nil cost options granted under the Marconi Launch Share Plan (1,000 shares at nil cost) and the Marconi Long Term Incentive Plan.

D      RETIREMENT BENEFITS

All Executive Directors are members of (or are entitled to be members of) the plc Group's approved pension scheme, the GEC 1972 Plan (the "UK Plan"). Members contribute at the rate of 3 per cent. of salary subject to limits imposed by the Inland Revenue. plc contributions made during the six months ended 30 September 2002 amounted to 14.2 per cent. of salary, similarly restricted (year ended 31 March 2002 6.6 per cent.). The increase in contributions resulted from an interim actuarial valuation of the UK Plan, which was undertaken as at 30 September 2001, following the sale of part of the business of plc. The results of this valuation revealed there was a deficit in the UK Plan at that time of L137 million and, on the advice of the actuary, the rate of employers' contributions was increased.

FURBS have been established for two of the current Directors -- M J Donovan and M W J Parton. In the case of M W J Parton, gross contributions to the FURBS are paid at the rate of 35 per cent. of basic salary, with 21 per cent. being paid into the FURBS and the remaining 14 per cent. direct to M W J Parton. The accumulated balance in the FURBS, including investment returns, is payable to M W J Parton on retirement. M J Donovan's FURBS is funded on a defined benefit basis, with projected benefits (including under other plans) of two-thirds of his final pensionable salary. The pension will be made up from M J Donovan's benefits under the UK Plan, the FURBS, two BAE pension plans and any other retained benefits he may have. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while M J Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). FURBS contributions for M J Donovan are paid into the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
FURBS and to M J Donovan himself in the ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to M J Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Corp to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service or four times basic salary and a widow's pension of four-ninths of final pensionable salary. A contribution of L240,000 was paid into M J Donovan's FURBS in 2002 to make good a deficit shown by its last actuarial valuation. Normal retirement age is 62 for Executive Directors. If M J Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. In the event of cessation of employment before normal retirement age, or at retirement age, each of the plc Directors is entitled to the amount held in the FURBS established for him.

FURBS were also established for former Directors -- Lord Simpson, R I Meakin and J C Mayo. In the case of Lord Simpson, the final contribution to his FURBS was made in October 2001 and no further contributions are due from plc. In the case of R I Meakin, a final contribution was paid by plc on 14 January 2003. In the case of J C Mayo, contributions to fully fund his FURBS were paid on 5 July 2002. There is an ongoing obligation to review the funding level each year in the FURBS for current employees, which may result in additional contributions being required.

The remuneration committee has reviewed the cost of FURBS arrangements for the Executive Directors and has decided that it is not appropriate to plc's changed circumstances. Consequently, plc has sought to change the basis of the FURBS it provides for the current Executive Directors. With effect from 1 April 2002, the FURBS for Mr Parton was changed to a defined contribution basis as described below.

For the six months ended 30 September 2002 the only current plc Director who has a defined benefit FURBS was M J Donovan. His FURBS is disclosed in accordance with the Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the Plan.

In accordance with the requirements of the Listing Rules, the disclosures required for each period are set out below. The figures for pensions shown below are the contributions paid by the plc Group in respect of each plc Director.

In addition to this disclosure, the plc Directors' remuneration table above also discloses within pension contributions, the contributions paid by plc in respect of these FURBS arrangements and all other pension arrangements including the Plan.

The pension benefits earned by the Directors of plc under the Plan are:

As at 30 September 2002

                                                                     Cost of pension     Accumulated
                                                                    benefits accrued   total accrued
                                   Length of         Increase in   during the period      pension at
                                 pensionable     accrued pension     net of member's    30 September
                                     service   during the period       contributions            2002
Name of plc Director                   Years                L000                L000            L000
-------------------------------  -----------   -----------------   -----------------   -------------
M J Donovan                                4                   1                  --              6
S Hare                                    13                   2                   7             71
M W J Parton                              11                   1                   2             25
                                 ===========   =================   =================   ============

---------------

Notes

1. The pension entitlement shown is that which would be paid annually at the normal retirement age based on service to the end of the period.

2. The increase in accrued pension during the period excludes any increase for inflation.

3. The cost of pension benefits accrued during the period net of member's contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the period net of member's contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the plc Group's pension arrangements and not a sum paid or due to the Directors of plc.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
4. The ability of plc to satisfy pension obligations for plc Directors subject to the earnings cap from plc's approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of M W J Parton, benefits accrued under approved plans from previous employment were lower than anticipated prior to the period ended 31 March 2002. Consequently, a higher proportion of his accrued pension benefit can be paid from the UK Plan, as opposed to FURBS arrangements. Consequently, his accrued pension under the UK Plan is increased in the period ended 31 March 2002 and, as a result, his entitlement under the FURBS arrangements for that period is reduced by a corresponding amount. With effect from 1 April 2002, M W J Parton's FURBS entitlements are provided on a defined contribution basis, with benefits accrued under approved plans payable in addition.

5. Members of the UK Plan have the option to make additional voluntary contributions; neither any additional voluntary contributions nor the resulting benefits are included in the above table.

6. In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the UK Plan, will be held in trust for the benefit of the dependants of serving Directors who are members of the UK Plan.

The pension benefits earned by the Directors of plc under the FURBS arrangements are:

As at 30 September 2002

                                                                     Cost of pension     Accumulated
                                                                    benefits accrued   total accrued
                                   Length of         Increase in   during the period      pension at
                                 pensionable     accrued pension     net of member's    30 September
                                     service   during the period       contributions            2002
Name of plc Director                   Years                L000                L000            L000
-------------------------------  -----------   -----------------   -----------------   -------------
M J Donovan                                4                   4                  16             68
                                 ===========   =================   =================   ============

The following payments have been made to the Trustee of the FURBS:

                                                                                Six months
                                                                Year ended           ended
                                                                  31 March    30 September
                                                                      2002            2002
Name of plc Director                                                  L000            L000
--------------------                                            ----------    ------------
M J Donovan                                                             64             288
J C Mayo                                                               633             257
R I Meakin                                                             290             290
M W J Parton                                                           147              55
Lord Simpson                                                           212              --
                                                                ==========    ============

---------------

Notes

1. The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to the end of the period.

2. The increase in accrued pension during the period excludes any increase for inflation.

3. Lord Simpson's defined contribution entitlement due under the FURBS was completed in the year ended 31 March 2002 by the payment of L212,000 to the trustees of the FURBS. Lord Simpson resigned as a Director of plc on 4 September 2001. J C Mayo resigned as a Director of plc on 6 July 2001 and a payment of L257,000 was paid to his FURBS in respect of pensionable service for the period to 5 July 2002. R I Meakin resigned as a Director of plc on 1 March 2002. A contribution of L568,000 became due immediately. L290,000 was paid in the period up to 30 September 2002 with the final contribution of L278,000 to be paid to his FURBS by plc on or before 14 January 2003 with a further non-pensionable allowance of L185,000 being paid directly to R I Meakin in final settlement of his FURBS entitlements.

4. The contributions are determined each period based on actuarial advice to be sufficient to meet the obligations. Periodically the contributions are reviewed by the actuary. An actuarial valuation of M J Donovan's FURBS, disclosed a deficit of L240,000. A contribution of L240,000 was therefore paid by plc into the FURBS in addition to regular contributions with a further non-pensionable allowance of L228,284 being paid directly to M J Donovan.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
5. With effect from 1 April 2002, M W J Parton's FURBS was amended from a defined benefit FURBS to a defined contribution FURBS. As part of this process, plc agreed to pay contributions in accordance with the following table to meet a deficit on the now discontinued defined benefit basis in addition to the normal contributions. In the event that M W J Parton's employment is terminated, any payments which have not been made on or before the date of termination will become due immediately:

                                                                           FURBS    Non-pensionable
                                                                    contribution          allowance
    On or before                                                            L000               L000
    ------------                                                    ------------    ---------------
    15 April 2003                                                             88                 59
    15 July 2003                                                              88                 59
    15 October 2003                                                           88                 59
    15 January 2004                                                           88                 59
                                                                    ============    ===============

13     EMPLOYEES

A      AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                      Number ('000)
                                                                -------------------------
                                                                Six Months to     Year to
                                                                 30 September    31 March
                                                                         2002        2002
                                                                -------------    --------
Networks equipment                                                         13          19
Networks services                                                           6           8
                                                                -------------    --------
                                                                           19          27
Capital                                                                     3           3
                                                                -------------    --------
Continuing operations                                                      22          30
Discontinued operations                                                     3          15
                                                                -------------    --------
plc Group employees                                                        25          45
Share of joint venture employees                                           --           3
                                                                -------------    --------
plc Group and share of joint venture employees                             25          48
                                                                =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
B      STAFF COSTS

                                                                Six Months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Wages and salaries                                                        370       1,295
Social security costs                                                      50         156
  Amounts charged to operating expenses                                    24          67
  Amounts credited to non-operating exceptional items                     (66)         --
  Amounts included in net finance income                                    3         (40)
  Amounts recognised in the Statement of Recognised Gains
     and Losses                                                           373         351
Other pension costs                                                       334         378
                                                                -------------    --------
                                                                          754       1,829
                                                                =============    ========
United Kingdom                                                            487         942
The Americas                                                              127         483
Rest of Europe                                                            126         357
Africa, Asia and Australasia                                               14          47
                                                                -------------    --------
                                                                          754       1,829
                                                                =============    ========

Included within the staff costs for the six months ended 30 September 2002 are Lnil (31 March 2002 L11 million) of costs related to ongoing remuneration costs regarding the share option schemes.

C      SHARE OPTIONS

At 30 September 2002 options were still outstanding in respect of plc's Shares under plc's options schemes:

                                                             Amount                           Date
                                                Number    of shares    Subscription       normally
                                             of shares    L million           price    exercisable
                                           -----------    ---------    ------------    -----------
The Employee 1992 Savings-Related Share
  Option Scheme                              2,810,765          0.1        203-273p      2002-2003
The 1984 Managers' Share Option Scheme         782,225           --        183-266p      2002-2004
The 1997 Executive Share Option Scheme      11,049,193          0.6        327-384p      2002-2008
The Marconi UK Sharesave Plan                3,939,944          0.2        538-748p      2003-2006
The Marconi International Sharesave
  Plan                                       1,387,869          0.1            737p      2004-2006
The Marconi Launch Share Plan               38,839,150          1.9              --      2002-2006
The Marconi 1999 Stock Option Plan         111,695,453          5.6        35-1030p      2002-2011
The MSI 1995 Stock Option Plan                 193,104           --          3-274p      2002-2008
The MSI 1999 Stock Option Plan               3,031,788          0.2        212-957p      2002-2010
The MSIH Stock Option Plan                     949,184           --            212p      2002-2005
The Mariposa Technology, Inc 1998
  Employee Incentive Plan                    1,616,115          0.1           9-56p      2002-2010
The Marconi Restricted Share Plan            2,836,705          0.1              --      2002-2004
The Phantom Option Scheme                   71,266,632          3.6        17-1250p      2002-2011
Long Term Incentive Plan                       716,428           --              --      2002-2003

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
14     GOODWILL

                                                                     Cost
                                                                L million
                                                                ---------
At 1 April 2002                                                     6,812
  Disposals                                                          (323)
  Adjustments in respect of prior year acquisitions (note
     26a)                                                              (9)
  Exchange rate adjustment                                           (405)
                                                                ---------
AT 30 SEPTEMBER 2002                                                6,075
                                                                =========

                                                                Amortisation
                                                                   L million
                                                                ------------
At 1 April 2002                                                       (5,935)
  Disposals                                                              202
  Charged to profit and loss account                                     (54)
  Exchange rate adjustment                                               384
                                                                ------------
AT 30 SEPTEMBER 2002                                                  (5,403)
                                                                ============
NET BOOK VALUE AT 30 SEPTEMBER 2002                                      672
Net book value at 31 March 2002                                          877
                                                                ============

In the year to 31 March 2002 a review of the plc Group's fixed assets, including goodwill, resulted in an impairment charge of L3,677 million. Following the continued difficult market conditions, plc announced expectations of a delay in market recovery beyond the end of 2003; significant changes to the plc Group forecasts have been made, and a further review has been undertaken at 30 September 2002.

The average discount rate applied to the future cash flows is 15 per cent. and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the 6 months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, plc acknowledges that it is likely to have to continue to review its assumptions against future performance.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
15     TANGIBLE FIXED ASSETS

                                                                                                          Payments on
                                                    Leasehold property                       Fixtures,    account and
                                       Freehold    ---------------------   Plant and   fittings, tools   assets under
                                       property         Long       Short   machinery     and equipment   construction       Total
plc Group                              L million   L million   L million   L million         L million      L million   L million
---------                              ---------   ---------   ---------   ---------   ---------------   ------------   ---------
Cost at 1 April 2002                         160          11           7         520              596             40        1,334
  Exchange rate adjustment                    (6)         --          --         (22)              (8)            (1)         (37)
  Additions                                    5          --           1          10                9              7           32
  Completed construction                       2          --          --           3               33            (38)          --
  Disposals                                   (7)         (2)         --          (5)             (13)            (4)         (31)
  Businesses disposed                        (26)         --          --        (133)             (73)            (4)        (236)
                                       ---------   ---------   ---------   ---------   --------------    -----------    ---------
COST AT 30 SEPTEMBER 2002                    128           9           8         373              544             --        1,062
                                       ---------   ---------   ---------   ---------   --------------    -----------    ---------
Depreciation at 1 April 2002                  37           2           3         335              435             --          812
  Exchange rate adjustment                    --          --          --         (16)              (3)            --          (19)
  Charged to profit and loss account           4          --          --          34               41             --           79
  Impairment of fixed assets                  10          --           2          15               22             --           49
  Disposals                                   (2)         --          --          (6)              --             --           (8)
  Businesses disposed                        (12)         --          --        (104)             (64)            --         (180)
                                       ---------   ---------   ---------   ---------   --------------    -----------    ---------
DEPRECIATION AT 30 SEPTEMBER 2002             37           2           5         258              431             --          733
                                       ---------   ---------   ---------   ---------   --------------    -----------    ---------
NET BOOK VALUE AT 30 SEPTEMBER 2002           91           7           3         115              113             --          329
Net book value at 31 March 2002              123           9           4         185              161             40          522
                                       =========   =========   =========   =========   ==============    ===========    =========

The net book value of tangible fixed assets of the plc Group includes an amount of Lnil (31 March 2002 L6 million) in respect of assets held under finance leases, on which the depreciation charge for the year was Lnil (31 March 2002 L2 million).

16     FIXED ASSET INVESTMENTS

A      JOINT VENTURES, ASSOCIATES AND OTHER

                                              Joint ventures & associates                        Other investments
                                        ----------------------------------------   ----------------------------------------------
                                             Shares                        Share
                                          Cost less       Goodwill       of post
                                            amounts      Cost less   acquisition                 Cost or
                                        written off   amortisation      reserves       Loans   valuation   Provisions       Total
plc Group                                 L million      L million     L million   L million   L million    L million   L million
---------                               -----------   ------------   -----------   ---------   ---------   ----------   ---------
At 1 April 2002                                 319             65          (189)          2         321         (268)        250
  Transfer from current asset
    investments                                  15             --            --          --          --           --          15
  Disposals, impairments and
    repayments                                   --            (27)           --          (2)         --          (25)        (54)
  Profits less losses retained                   --             --           (73)         --          --           --         (73)
  Goodwill amortisation                          --             (6)           --          --          --           --          (6)
  Deficit on valuation of listed
    investments                                  --             --            --          --          --          (11)        (11)
                                        -----------   ------------   -----------   ---------   ---------   ----------   ---------
AT 30 SEPTEMBER 2002                            334             32          (262)         --         321         (304)        121
                                        ===========   ============   ===========   =========   =========   ==========   =========

During the six months to 30 September 2002, goodwill on Easynet Group Plc was impaired by L27 million and an amortisation charge of L5 million was incurred.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Other investments -- listed in the United Kingdom                          8          19
                                                                ============    ========

The aggregate historic cost of the listed fixed asset investments was L49 million at 30 September 2002 (31 March 2002 L49 million)

No provision has been made for taxation (31 March 2002 Lnil) which could arise if these investments were realised at the values stated.

At 27 March 2003 the market value of the investments shown above was, in aggregate, L11 million.

CORE BUSINESSES

                                                                                            Country of
                                                         Voting rights                   Incorporation
                                                         -------------                   -------------
Networks equipment and services
  Marconi Communications Ltd.                                     100%                   Great Britain
  Marconi Communications S.p.A.                                   100%                   Italy
  Marconi Communications, Inc.                                    100%                   USA
  Marconi Communications GmbH                                     100%                   Germany

ASSOCIATED COMPANIES

                                                                                            Country of
                        Class of shares                                   Number held    Incorporation
                        --------------------------------                  -----------    -------------
Ultramast Limited       Ordinary shares of 100 pence             50.0%            500    Great Britain
Easynet Group Plc       Ordinary shares of 4 pence                         30,940,597    Great Britain
                        Convertible non-voting ordinary
                        shares of 4 pence                                  48,553,661
                          Equity share                           71.7%
                          Voting share                           49.6%

The principal activity of Ultramast Limited is to build and market telecommunications masts for use by mobile and fixed wireless network operations.

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results have been accounted for the six month period to 30 June 2002 for inclusion in the plc Group's results for the six months ended 30 September 2002 and from acquisition (26 July 2001) to 31 December 2001 for inclusion in the plc Group's results for the year ended 31 March 2002. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 30 September 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
B      INVESTMENT IN PLC SHARES

During the year ended 31 March 2002, plc disposed of the assets of the GEC Special Purpose Trust, which comprised 4,259,775 plc Shares, 1,832,588 BAE SYSTEMS plc shares and L582,839 of BAE SYSTEMS plc Capital Amortising Loan Stock ("CALS"), for aggregate consideration of L7 million. The trust has no remaining investments at 30 September 2002, and will be wound up. The Marconi Employee Trust ("MET"), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 1 December 1999. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 2,052,731 plc Shares at 30 September 2002, with a carrying value and market value of Lnil. Dividends receivable by MET from plc have been waived.

The GEC Employee Share Trust ("EST"), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,188,414 plc Shares at 30 September 2002, with a carrying value and market value of Lnil. Dividends receivable by EST from plc have not been waived.

The GEC Special Purpose Trust, the MET and the EST have been consolidated. All operating expenses incurred are charged to the plc Group profit and loss account.

17     STOCKS AND CONTRACTS IN PROGRESS

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Raw materials and bought out components                                  104         203
Work in progress                                                         119         241
  Payments on account                                                     (3)         (3)
Long-term contract work in progress                                       21          83
Finished goods                                                           115         196
                                                                ------------    --------
                                                                         356         720
                                                                ============    ========

18     DEBTORS

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Amounts falling due within one year
  Trade debtors                                                          628         979
  Amounts owed by joint ventures and associates                           35          26
  Other debtors                                                           91          96
  Prepayments and accrued income                                          49         102
                                                                ------------    --------
                                                                         803       1,203
                                                                ------------    --------
Amounts falling due after more than one year
  Trade debtors                                                            3          16
  Other debtors                                                           48          71
  Prepayments and accrued income                                           8           7
                                                                ------------    --------
                                                                         862       1,297
                                                                ============    ========

Amounts owed by joint ventures and associates relate to trading balances.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
19     CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

A      CURRENT ASSET INVESTMENTS

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Unlisted investments                                                      --           15
                                                                ============    =========

B      CASH AT BANK AND IN HAND

Cash and bank deposits repayable on demand (note 29)                     927        1,309
Other cash deposits (note 29)                                            144           65
                                                                ------------    ---------
Cash at bank and in hand                                               1,071        1,374
                                                                ============    =========

Included in the amounts above are restricted cash of

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Secured                                                                  775           19
Collateral against bonding facilities                                     79           25
Held by captive insurance company                                         18           17
Other                                                                      8           --
                                                                ------------    ---------
Restricted cash                                                          880           61
Other                                                                    191        1,313
                                                                ------------    ---------
Cash at bank and in hand                                               1,071        1,374
                                                                ============    =========

Of the secured cash, L735 million (31 March 2002 Lnil) relates to amounts held under an interim security by the plc Group's Syndicate Banks and Bondholders and also to ESOP Derivative Banks granted on 13 September 2002. A further L25 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business (31 March 2002 Lnil) and L15 million (31 March 2002 L19 million) relates to cash deposited against secured loans in Italy.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
20     CREDITORS

                                                                30 September     31 March
                                                                        2002         2002
                                                                   L million    L million
                                                                ------------    ---------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                                               2,145        2,351
     Other                                                                11           44
  Debenture loans                                                         32           32
  Obligations under finance leases                                         2            9
                                                                ------------    ---------
                                                                       2,190        2,436
  Payments received in advance                                            72          101
  Trade creditors                                                        284          512
  Amounts owed to joint ventures and associates                            9            9
  Current taxation                                                       306          290
  Other taxation and social security                                       5           15
  Other creditors                                                        141          423
  Accruals and deferred income                                           309          282
                                                                ------------    ---------
                                                                       3,316        4,068
                                                                ============    =========
Amounts falling due after more than one year
  Bank loans and overdrafts                                               25           32
  Bonds                                                                1,695        1,771
  Obligations under finance leases                                         7           --
                                                                ------------    ---------
                                                                       1,727        1,803
  Payments received in advance                                            --           29
  Other creditors                                                         16           70
                                                                ------------    ---------
                                                                       1,743        1,902
                                                                ============    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
21     BORROWINGS

                                                              30 September     31 March
                                                                      2002         2002
                                                                 L million    L million
                                                              ------------    ---------
Bank loans and overdrafts
  Secured                                                               17          31
  Unsecured                                                          2,164       2,396
Unsecured debenture loans                                               32          32
Bonds                                                                1,695       1,771
Obligations under finance leases                                         9           9
                                                              ------------    --------
                                                                     3,917       4,239
Less amounts falling due within one year                            (2,190)     (2,436)
                                                              ------------    --------
                                                                     1,727       1,803
                                                              ============    ========
Analysis of repayments of long-term borrowings
  Bank loans
     Between one and two years                                           4           6
     Between two and five years                                         12          14
     In more than five years                                             9          12
  Bonds
     Between two and five years                                        270         262
     In more than five years                                         1,425       1,509
  Finance Leases
     Between two and five years                                          1          --
     In more than five years                                             6          --
                                                              ------------    --------
                                                                     1,727       1,803
                                                              ============    ========
Bonds
  Repayable at par wholly within five years (average rate
     5.6 per cent.)                                                    270         262
  Repayable at par wholly after five years (average rate 7.5
     per cent.)                                                      1,425       1,509
                                                              ============    ========

BONDS

During the year ended 31 March 2002, the plc Group repurchased E67.9 million of Eurobonds with a coupon rate of 5.625 per cent. per annum maturing on 30 March 2005, E256.7 million of Eurobonds with a coupon rate of 6.375 per cent. per annum maturing on 30 March 2010, $131 million of US dollar bonds with a coupon rate of 7.75 per cent. per annum maturing 15 September 2010 and $130.1 million of US dollar bonds with a coupon rate of 8.375 per cent. per annum maturing 15 September 2030.

The plc Group recognised an exceptional gain within finance income on these repurchases of L166 million in the year ended 31 March 2002.

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L465 million refer to Corp's 6.375 per cent. Eurobond due 2010, L481 million refer to Corp's 7.75 per cent. yankee bond due 2010, and L479 million refer to Corp's 8.375 per cent. yankee bond due 2030.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
More analysis of the maturity of the plc Group's debt is given in note 29.

22     PROVISIONS FOR LIABILITIES AND CHARGES

                                                        Share     Deferred
                                   Restructuring      options          tax        Other        Total
                                       L million    L million    L million    L million    L million
                                   -------------    ---------    ---------    ---------    ---------
At 1 April 2002                               96          179           18          212          505
  Exchange rate adjustment                    (3)          --           --          (19)         (22)
  Disposals                                   --           --          (12)         (14)         (26)
  Charged                                     26            6           --          104          136
  Released                                    (8)          (8)          --           (8)         (24)
  Utilised                                   (42)          (1)          --          (70)        (113)
                                   -------------    ---------    ---------    ---------    ---------
At 30 September 2002                          69          176            6          205          456
                                   =============    =========    =========    =========    =========

Share option provisions mainly comprise amounts owed on contracts taken out with ESOP Derivative Banks to fix the future price at which the plc Group could purchase shares to satisfy employee share option liabilities. The movement in the year relates mainly to the release of a provision held for employees of previously acquired companies whose options have lapsed.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Other provisions mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

23     EQUITY SHAREHOLDERS' INTERESTS

A      SHARE CAPITAL

                                                              Number of shares              L
                                                              ----------------    -----------
Fully paid ordinary shares of 5 pence each
  Shares allotted at 1 April 2002 and 30 September 2002          2,792,638,820    139,631,941
Unissued ordinary shares                                         3,207,361,180    160,368,059
                                                              ----------------    -----------
Authorised                                                       6,000,000,000    300,000,000
                                                              ================    ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
B      PLC GROUP RESERVES

                                         Shares        Share                 Profit and
                                          to be      premium      Capital          loss
                                         issued      account     reserves       account        Total
                                      L million    L million    L million     L million    L million
                                      ---------    ---------    ---------    ----------    ---------
At 1 April 2002                              45          500          375        (2,618)      (1,698)
  Loss retained for the period               --           --           --          (731)        (731)
  Exchange differences                       --           --           --           115          115
  Actuarial loss (note 27)                   --           --           --          (373)        (373)
  Tax charge on exchange differences         --           --           --            (3)          (3)
  Group share of associates' shares
     to be issued                            --           --           --             3            3
  Release of shares to be issued             (5)          --           --            --           (5)
                                      ---------    ---------    ---------    ----------    ---------
At 30 September 2002                         40          500          375        (3,607)      (2,692)
                                      =========    =========    =========    ==========    =========

Shares to be issued represents the plc Shares to be issued to employees as a result of acquisitions made.

The amount in the profit and loss reserve relating to the defined benefit liability is L439 million (31 March 2002 L126 million liability).

Exchange gains of L11 million (31 March 2002 L17 million gain) and related tax charges of L3 million (31 March 2002 Lnil) on borrowings hedged against equity investments denominated in foreign currencies and losses of Lnil (31 March 2002 L1 million loss) and related tax credits of Lnil (31 March 2002 Lnil) on associated tax equalisation swaps have been taken to plc Group reserves.

24     CASH FLOW

A      NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

                                                             Six months to 30 September 2002
                                                         ---------------------------------------
                                                         Continuing    Discontinued        Total
                                                          L million       L million    L million
                                                         ----------    ------------    ---------
plc Group operating loss after exceptionals                    (490)             (6)        (496)
Operating exceptionals                                          210               1          211
                                                         ----------    ------------    ---------
plc Group operating loss before exceptionals                   (280)             (5)        (285)
Depreciation charge                                              75               4           79
Goodwill amortisation                                            54              --           54
Decrease/(increase) in stock                                    143             (16)         127
Decrease/(increase) in debtors                                  102              (1)         101
Decrease in creditors                                          (201)            (23)        (224)
Increase/(decrease) in provisions                                 7              (1)           6
                                                         ----------    ------------    ---------
                                                               (100)            (42)        (142)
                                                         ==========    ============    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                                  Year to 31 March 2002
                                                         ---------------------------------------
                                                         Continuing    Discontinued        Total
                                                          L million       L million    L million
                                                         ----------    ------------    ---------
plc Group operating loss after exceptionals                  (6,153)             38       (6,115)
Operating exceptionals                                        5,169              41        5,210
                                                         ----------    ------------    ---------
plc Group operating loss before exceptionals                   (984)             79         (905)
Depreciation charge                                             217              28          245
Goodwill amortisation                                           406              25          431
Decrease/(increase) in stock                                    115             (20)          95
Decrease in debtors                                             554              18          572
Decrease in creditors                                          (427)            (42)        (469)
Increase in provisions                                           31              10           41
                                                         ----------    ------------    ---------
                                                                (88)             98           10
                                                         ==========    ============    =========

B      RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
Income from loans, deposits and investments                              31          24
Interest paid                                                          (164)       (286)
                                                              -------------    --------
                                                                       (133)       (262)
                                                              =============    ========

Of the above amount, continuing operations account for an outflow of L131 million (31 March 2002 L252 million) and discontinued operations an outflow of L2 million (31 March 2002 L10 million).

C      TAX REPAID/(PAID)

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
UK corporation tax repaid                                                 3          34
Overseas tax paid                                                       (16)        (47)
                                                              -------------    --------
                                                                        (13)        (13)
                                                              =============    ========

The figure for tax paid in the year to 31 March 2002 of L13 million includes net tax repayments of L110 million received during the year to 31 March 2002.

Of the above amount, continuing operations account for an outflow of L13 million (31 March 2002 L2 million) and discontinued operations an outflow of Lnil (31 March 2002 L11 million).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
D      CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                  L million    L million
                                                              -------------    ---------
Purchases of tangible fixed assets                                      (27)       (361)
Purchases of fixed asset investments                                    (21)       (342)
Sales of fixed asset investments                                          3         334
Sales of tangible fixed assets                                           20         173
                                                              -------------    --------
                                                                        (25)       (196)
                                                              =============    ========

Sales of tangible fixed assets shown above includes an amount of L20 million (31 March 2002 L116 million) in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an outflow of L20 million (31 March 2002 L160 million) and discontinued operations an outflow of L4 million (31 March 2002 L36 million)

E      ACQUISITIONS AND DISPOSALS

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Investments in subsidiary companies                                        (3)        (37)
Investments in joint ventures                                              --         (65)
Sales of interests in subsidiary companies and associates                 375       1,443
Net overdraft disposed with subsidiary companies                           15        (316)
                                                                -------------    --------
                                                                          387       1,025
                                                                =============    ========

F      NET CASH (OUTFLOW)/INFLOW FROM MANAGEMENT OF LIQUID RESOURCES

Comprising term deposits generally of less than one year and other readily disposable current asset investments

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
Deposits made with banks and similar financial institutions               (83)     (4,241)
Deposits withdrawn from banks and similar financial
  institutions                                                              6       4,378
Purchases of securities issued by banks and other corporate
  bodies                                                                   --         (51)
Sales of securities issued by banks and other corporate
  bodies                                                                   --         100
                                                                -------------    --------
                                                                          (77)        186
                                                                =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
G      NET CASH (OUTFLOW)/INFLOW FROM FINANCING

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                    L million    L million
                                                                -------------    ---------
(Decrease)/increase in bank loans                                         (62)      1,273
Decrease in debenture loans                                                --         (90)
Decrease in bonds                                                          --        (209)
Capital element of finance lease repayments                                --          (2)
                                                                -------------    --------
                                                                          (62)        972
                                                                =============    ========

25     ANALYSIS OF NET MONETARY DEBT

                                               Acquisitions/
                                                   disposals
                              At                  (excluding       Other                             At
                         1 April                    cash and    non-cash   Exchange rate   30 September
                            2002   Cash flow     overdrafts)     changes      adjustment           2002
                       L million   L million       L million   L million       L million      L million
                       ---------   ---------   -------------   ---------   -------------   ------------
Cash and bank
  deposits repayable
  on demand                1,309        (330)             --          --             (52)           927
Overdrafts                  (107)         79              --          --               2            (26)
                                   ---------
                                        (251)
Liquid resources              65          77              --          --               2            144
Amounts falling due
  within one year
  Bank loans              (2,288)         55              17         (54)            140         (2,130)
  Debenture loans            (32)         --              --          --              --            (32)
  Finance leases              (9)         --              --           7              --             (2)
Amounts falling due
  after more than one
  year
  Bank loans                 (32)          7              --          --              --            (25)
  Bonds                   (1,771)         --              --          --              76         (1,695)
  Finance leases              --          --              --          (7)             --             (7)
                                   ---------
                                          62
                       ---------   ---------   -------------   ---------   -------------   ------------
                          (2,865)       (112)             17         (54)            168         (2,846)
                       =========   =========   =============   =========   =============   ============

The non-cash movement in bank loans results from the settling of an interest rate derivative by way of an increase in the plc Group's borrowings.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
26     ACQUISITIONS AND DISPOSALS

A      INVESTMENTS IN SUBSIDIARY COMPANIES

During the year all acquisitions were made and accounted for using the acquisition method. No Subsidiaries were acquired in the six months to 30 September 2002.

Analysis of fair value of identifiable net assets of Subsidiaries acquired

                                                              Six months to      Year to
                                                               30 September     31 March
                                                                       2002         2002
                                                                      Total        Total
                                                                  L million    L million
                                                              -------------    ---------
Tangible fixed assets                                                    --           3
Debtors                                                                  --           2
Creditors and provisions                                                 --          (8)
Loan capital                                                             --          (3)
Finance leases                                                           --          --
                                                              -------------    --------
                                                                         --          (6)
                                                              -------------    --------
Satisfied by:
  Cash paid                                                              --          23
  Deferred consideration                                                 --          10
                                                              -------------    --------
                                                                         --          33
                                                              =============    ========
Goodwill arising on acquisitions                                         --          39
                                                              =============    ========
Deferred consideration paid in respect of prior acquisitions             --          14
Adjustment to consideration in respect of prior acquisitions             (9)        (77)
Additional fair value adjustments in respect of prior
  acquisitions                                                           --          14
                                                              -------------    --------
Net reduction in goodwill                                                (9)        (10)
                                                              =============    ========

Following the adjustments to consideration on the acquisition of MSI and Albany Partnership Limited ("APT"), goodwill has been reduced by L8 million and L1 million respectively.

In the year to 31 March 2002 adjustments to consideration on Splice Transmissao SA, MSI, Mariposa Technology, Inc. and APT meant that goodwill was reduced by L45 million, L19 million, L4 million and L2 million, from L101 million, L510 million, L195 million and L71 million respectively. Additional consideration paid in respect of Bosch Public Networks Limited during the year to 31 March 2002 increased goodwill to L51 million from L44 million.

The fair value adjustments in respect of prior year acquisitions principally relate to additional provisions for fixed assets and inventory on the acquisition of Systems Management Specialists, Inc ("SMS"). These adjustments increased goodwill from L90 million to L104 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
Goodwill arising in the year is attributable to the following:

                                                                Six months to      Year to
                                                                 30 September     31 March
                                                                         2002         2002
                                                                        Total        Total
                                                                    L million    L million
                                                                -------------    ---------
  Northwood Technologies Inc.                                              --          19
  Telit Networks S.p.A.                                                    --          15
  Other                                                                    --           5
                                                                -------------    --------
Purchases in the year                                                      --          39
                                                                -------------    --------
  Metapath Software International, Inc.                                    (8)        (19)
  Mariposa Technology, Inc                                                 --          (4)
  Splice Transmissao SA                                                    --         (45)
  Bosch Public Networks                                                    --           7
  Systems Management Specialists, Inc.                                     --          14
  Albany Partnership Limited                                               (1)         (2)
                                                                -------------    --------
Adjustments to purchase consideration                                      (9)        (49)
                                                                -------------    --------
Net reductions in goodwill                                                 (9)        (10)
                                                                =============    ========

B      SALES OF INTERESTS IN SUBSIDIARIES AND ASSOCIATES

                                            Marconi         Marconi    Six months to      Year to
                                            Applied          Mobile     30 September     31 March
                                       Technologies        Holdings             2002         2002
                                              Group          S.p.A.            Total        Total
                                          L million       L million        L million    L million
                                       ------------    ------------    -------------    ---------
Net assets sold
  Tangible fixed assets                          18              38               56         452
  Investments in joint ventures and
     associates                                  --              --               --          97
  Inventory                                      23             191              214         240
  Debtors                                        19             264              283         536
  Cash at bank                                    2              36               38         328
  Bank loans and overdrafts                      --             (70)             (70)        (12)
  Taxation                                       --              (3)              (3)         --
  Creditors and provisions                      (19)           (163)            (182)       (846)
  Goodwill                                        1             120              121         363
  Minority interests                             --              (4)              (4)         --
  Retirement benefit deficit                     --             (33)             (33)         --
                                       ------------    ------------    -------------    --------
                                                 44             376              420       1,158
                                       ------------    ------------    -------------    --------
Accounted for by:
  Cash consideration                             50             339              389       1,443
  Deferred consideration and
     accrued transaction costs                   (2)             (4)              (6)        (76)
  Shares received                                --              --               --         263
                                       ------------    ------------    -------------    --------
  Profit/(loss) on disposal                       4             (41)             (37)        472
                                       ============    ============    =============    ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
Marconi Mobile Holdings S.p.A., the holding company for the plc Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002.

27     POST RETIREMENT BENEFITS

The plc Group operates defined benefit pension plans in the UK, US and Europe, and post-retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan (the "UK Plan") in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 30 September 2002 by independent qualified actuaries.

As a result of the separation of Marconi Electronic Systems ("MES") in November 1999, the MES employees ceased to participate in the UK Plan and, on 6 April 2000, were transferred to a new BAE SYSTEMS plc pension scheme (the BAE SYSTEMS plc 2000 Pension Plan -- the "BAE Plan") providing identical benefits to the UK Plan. A share of the UK Plan's assets were transferred to the corresponding new BAE Plan, proportional to the share of the total UK Plan's liabilities as at 6 April 2000 that were attributable to the MES members, based on actuarial calculations performed as at 6 April 2000.

For the US Plans, full valuations were carried out at dates between 1 January 2001 and 31 March 2002 and updated as applicable to 30 September 2002 by independent qualified actuaries.

For the European unfunded plans, valuations were carried out for accounting purposes at 30 September 2002 by independent qualified actuaries.

The contributions made to the plans in the accounting period totalled L19 million (31 March 2002 L36 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Since April 2002, company contributions to the UK Plan were 14.2 per cent. of pensionable pay, reducing to 8.2 per cent. on 1 November 2002. Other than Italy, where approximately 7.4 per cent. of pensionable pay is accrued, the plc Group is not making significant contributions to its overseas funded plans due to the high surpluses in the schemes at the time of the last funding valuations.

The plc Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to L1 million (31 March 2002 L25 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS17 basis for the significant defined benefit plans are set out below:

                                          At 30 September 2002                At 31 March 2002
                                     -------------------------------   -------------------------------
                                                         Rest of the                       Rest of the
                                                 UK            World               UK            World
Average assumptions used:            (per cent. pa)   (per cent. pa)   (per cent. pa)   (per cent. pa)
-------------------------            --------------   --------------   --------------   --------------
Rate of general increase in
  salaries                                     4.50         3.0-5.1              4.75            4.23
Rate of increase in pensions in
  payment                                      2.50         1.5-2.5              2.75            1.50
Rate of increase for deferred
  pensioners                                   2.50             n/a              2.75             n/a
Rate of credited interest                      4.00             n/a              5.50             n/a
Discount rate applied to
  liabilities                                  5.25         5.5-6.5              6.00            6.85
Inflation assumption                           2.50         1.5-2.5              2.75            2.25
                                                          7 pre 65,                         6 pre 65,
                                                          7 post 65                       7.5 post 65
Expected healthcare trend rates                 n/a     reducing to               n/a     reducing to
                                                       5 after 2005                      5 after 2005
                                     ==============   =============    ==============   =============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The practice has been revised further between 31 March 2002 and 30 September 2002. The discretionary level of credited interest has been treated as a constructive obligation.

PENSION PLANS

The assets in the UK Plan and the expected rates of return were:

                                                                  2002
                                       -----------------------------------------------------------
                                           Long term                        Long term
                                       expected rate        Value at    expected rate     Value at
                                           of return    30 September        of return     31 March
                                         (per cent.)       L million      (per cent.)    L million
                                       -------------    ------------    -------------    ---------
Equities                                        8.50             502             8.25         685
Bonds                                           5.00           1,699             5.25       1,322
Property                                        6.75             115             6.75         108
Cash                                            4.00              39             4.00         384
                                                        ------------                     --------
TOTAL MARKET VALUE OF ASSETS                    5.81           2,355             5.95       2,499
Present value of plan liabilities                             (2,653)                      (2,506)
                                                        ------------                     --------
Net pension liability before and
  after deferred tax                                            (298)                          (7)
                                                        ============                     ========

The assets in the overseas plans and the expected rates of return were:

                                                                  2002
                                       -----------------------------------------------------------
                                           Long term                        Long term
                                       expected rate        Value at    expected rate     Value at
                                           of return    30 September        of return     31 March
                                         (per cent.)       L million      (per cent.)    L million
                                       -------------    ------------    -------------    ---------
Equities                                       10.00              59            10.00          89
Bonds                                           6.00              60             6.00          71
Other                                           9.00              16             9.00          18
                                                        ------------                     --------
TOTAL MARKET VALUE OF ASSETS                    8.09             135             8.30         178
Present value of plan liabilities                               (245)                        (259)
                                                        ------------                     --------
Net pension liability before deferred
  tax                                                           (110)                         (81)
                                                        ------------                     --------
Deferred tax liability                                            --                           (9)
                                                        ------------                     --------
Net pension liability after deferred
  tax                                                           (110)                         (90)
                                                        ============                     ========

OTHER POST RETIREMENT BENEFITS

Present value of plan liabilities and
  net pension liability before and after
  deferred tax                                                    (31)                     (38)
Deferred tax asset                                                 --                        9
                                                         ------------                 --------
Net pension liability after deferred tax                          (31)                     (29)
                                                         ============                 ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
ANALYSIS OF THE AMOUNT CHARGED TO OPERATING LOSS

                                            30 September 2002 (L million)                  31 March 2002 (L million)
                                      ------------------------------------------   ------------------------------------------
                                                Rest of the         Post                     Rest of the         Post
                                           UK       world -   retirement                UK       world -   retirement
                                      Pension       Pension      medical           Pension       Pension      medical
                                         Plan         Plans        plans   Total      Plan         Plans        plans   Total
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
CURRENT SERVICE COST AND TOTAL
  OPERATING CHARGE                         15             8           --      23        37            16            1      54
                                      =======   ===========   ==========   =====   =======   ===========   ==========   =====

ANALYSIS OF OTHER AMOUNTS CHARGED TO PROFIT AND LOSS ACCOUNT

                                            30 September 2002 (L million)                  31 March 2002 (L million)
                                      ------------------------------------------   ------------------------------------------
                                                Rest of the         Post                     Rest of the         Post
                                           UK       world -   retirement                UK       world -   retirement
                                      Pension       Pension      medical           Pension       Pension      medical
                                         Plan         Plans        plans   Total      Plan         Plans        plans   Total
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
(Gain)/loss on settlements                 --           (33)          --     (33)       (2)            4          (14)    (12)
Gain on curtailments                      (28)           --           (5)    (33)       --            --           --      --
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
NET (GAIN)/LOSS CHARGED TO PROFIT
  AND LOSS ACCOUNT                        (28)          (33)          (5)    (66)       (2)            4          (14)    (12)
                                      =======   ===========   ==========   =====   =======   ===========   ==========   =====

Of the amounts above L66 million was credited to non-operating exceptional items and Lnil to operating profit (31 March 2002 L12 million credited to operating profit).

ANALYSIS OF THE AMOUNT CREDITED TO OTHER FINANCE INCOME

                                            30 September 2002 (L million)                  31 March 2002 (L million)
                                      ------------------------------------------   ------------------------------------------
                                                Rest of the         Post                     Rest of the         Post
                                           UK       world -   retirement                UK       world -   retirement
                                      Pension       Pension      medical           Pension       Pension      medical
                                         Plan         Plans        plans   Total      Plan         Plans        plans   Total
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
Expected return on pension scheme
  assets                                  (73)           (7)          --     (80)     (174)          (47)          --    (221)
Interest on pension scheme
  liabilities                              74             8            1      83       142            36            3     181
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
TOTAL FINANCE COST/(INCOME)                 1             1            1       3       (32)          (11)           3     (40)
                                      =======   ===========   ==========   =====   =======   ===========   ==========   =====
NET (INCOME)/COST                         (12)          (24)          (4)    (40)        3             9          (10)      2
                                      =======   ===========   ==========   =====   =======   ===========   ==========   =====

The net (income)/cost represents the operating charge plus curtailment and settlement gains and losses less finance income.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
ANALYSIS OF AMOUNT RECOGNISED IN THE CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ("STRGL")

                                            30 September 2002 (L million)                  31 March 2002 (L million)
                                      ------------------------------------------   ------------------------------------------
                                                Rest of the         Post                     Rest of the         Post
                                           UK       world -   retirement                UK       world -   retirement
                                      Pension       Pension      medical           Pension       Pension      medical
                                         Plan         Plans        plans   Total      Plan         Plans        plans   Total
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
Expected return less actual return
  on pension scheme assets losses         154            29           --     183       218            59           --     277
Experience losses and (gains)
  arising on the scheme                    38             2            1      41       (20)           10            1      (9)
Changes in assumptions underlying
  the present value of the scheme
  liabilities losses                      127            20            2     149        52            29            2      83
                                      -------   -----------   ----------   -----   -------   -----------   ----------   -----
ACTUARIAL LOSS RECOGNISED IN STRGL        319            51            3     373       250            98            3     351
                                      =======   ===========   ==========   =====   =======   ===========   ==========   =====

The main element of the amount recognised in the STRGL in both periods has resulted from the difference between the actual rate of return and expected rate of return on the Plans' assets. For all the periods actual investment returns in the UK and US Plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been gains and losses resulting from changes in assumptions underlying the present value of the Plans' liabilities. These have resulted principally from the changes in assumptions used at each period end for the Plan. These assumptions were all increased at 30 September 2002, resulting in an increase in the present value of liabilities at 30 September 2002 compared with those calculated at 31 March 2002, and this gave rise to a loss over the period.

MOVEMENT IN (DEFICIT)/SURPLUS DURING THE YEAR

                                             30 September 2002 (L million)                    31 March 2002 (L million)
                                       ------------------------------------------   ---------------------------------------------
                                                 Rest of the         Post                        Rest of the         Post
                                            UK      world --   retirement                           world --   retirement
                                       Pension       Pension      medical           UK Pension       Pension      medical
                                          Plan         Plans        plans   Total         Plan         Plans        plans   Total
                                       -------   -----------   ----------   -----   ----------   -----------   ----------   -----
(Deficit)/surplus at the beginning of
  the year                                  (7)          (81)         (38)   (126)         220            18          (50)    188
Movement in year:
Current service cost                       (15)           (8)          --     (23)         (37)          (16)          (1)    (54)
Contributions and benefit payments          16             3            2      21           26            10            5      41
Settlement gain/(loss)                      --            33           --      33            2            (4)          14      12
Curtailment gain/(loss)                     28            --            5      33           --            --           --      --
Other finance income/(charge)               (1)           (1)          (1)     (3)          32            11           (3)     40
Actuarial gain/(loss)                     (319)          (51)          (3)   (373)        (250)          (98)          (3)   (351)
Foreign exchange                            --            (5)           4      (1)          --            (2)          --      (2)
                                       -------   -----------   ----------   -----   ----------   -----------   ----------   -----
DEFICIT AT THE END OF THE PERIOD          (298)         (110)         (31)   (439)          (7)          (81)         (38)   (126)
                                       =======   ===========   ==========   =====   ==========   ===========   ==========   =====

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
The net (deficit)/surplus is analysed by jurisdiction as follows:

                                                30 September 2002 (L million)                  31 March 2002 (L million)
                                          ------------------------------------------   ------------------------------------------
                                                    Rest of the         Post                     Rest of the         Post
                                               UK      world --   retirement                UK      world --   retirement
                                          Pension       Pension      medical           Pension       Pension      medical
                                             Plan         Plans        plans   Total      Plan         Plans        plans   Total
                                          -------   -----------   ----------   -----   -------   -----------   ----------   -----
Surpluses                                      --            --           --      --        --            28           --      28
Deficits                                     (298)         (110)         (31)   (439)       (7)         (109)         (38)   (154)
                                          -------   -----------   ----------   -----   -------   -----------   ----------   -----
NET DEFICIT AT THE END OF THE PERIOD         (298)         (110)         (31)   (439)       (7)          (81)         (38)   (126)
                                          =======   ===========   ==========   =====   =======   ===========   ==========   =====

HISTORY OF EXPERIENCE GAINS AND LOSSES

                                             30 September 2002 (L million)                    31 March 2002 (L million)
                                       ------------------------------------------   ---------------------------------------------
                                                 Rest of the         Post                        Rest of the         Post
                                            UK      world --   retirement                           world --   retirement
                                       Pension       Pension      medical           UK Pension       Pension      medical
                                          Plan         Plans        plans   Total         Plan         Plans        plans   Total
                                       -------   -----------   ----------   -----   ----------   -----------   ----------   -----
Difference between the expected and
  actual return on scheme assets
  losses:
amount (L million)                         154            29           --     183          218            59           --    277
Percentage of scheme assets (per
  cent.)                                   6.5          21.5           --     7.3          8.7          33.1           --   10.3
Experience losses and (gains) on
  scheme liabilities:
amount (L million)                          38             2            1      41          (20)           10            1     (9)
Percentage of the present value of
  the scheme liabilities (per cent.)       1.4           0.8          3.2     1.4         (0.8)          3.9          2.6   (0.3)
Total amount recognised in statement
  of total recognised (gains) and
  losses:
amount (L million)                         319            51            3     373          250            98            3    351
Percentage of the present value of
  the scheme liabilities (per cent.)      12.0          20.8          9.7    12.7         10.0          37.8          7.9   12.5
                                       =======   ===========   ==========   =====   ==========   ===========   ==========   ====

28     OTHER INFORMATION

A      CONTINGENT LIABILITIES

                                                              30 September     31 March
                                                                      2002         2002
                                                                 L million    L million
                                                              ------------    ---------
Contingent liabilities at period end                                    30          10
                                                              ============    ========

The plc Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The plc Group has also provided third party guarantees and performance bonds. The total amount disclosed above represents plc's best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
B      CAPITAL EXPENDITURE

                                                              30 September     31 March
                                                                      2002         2002
                                                                 L million    L million
                                                              ------------    ---------
Commitments contracted at period end                                     6           3
                                                              ============    ========

C     OPERATING LEASES

                                                              30 September     31 March
                                                                      2002         2002
                                                                 L million    L million
                                                              ------------    ---------
Charges in the year
  Land and buildings                                                    19          39
  Other items                                                           12          12
                                                              ------------    --------
                                                                        31          51
                                                              ============    ========
Amounts payable under operating leases which fall due in the next financial year
  Land and buildings, leases expiring
     Within one year                                                     5           3
     Between two and five years                                         16          10
     After five years                                                   43          44
  Other items, leases expiring
     Within one year                                                     3           3
     Between two and five years                                         17          13
     After five years                                                    4          --
                                                              ------------    --------
                                                                        88          73
                                                              ============    ========

D     FEES PAID TO AUDITORS

                                                              30 September     31 March
                                                                      2002         2002
                                                                 L million    L million
                                                              ------------    ---------
Audit services                                                           1           2
Audit-related services                                                   6           4
Tax services and other compliance work                                   1           2
Business support and other services                                     --           3
                                                              ------------    --------
                                                                         8          11
                                                              ============    ========

All business support and other services were awarded after a competitive tendering process had been undertaken.

Of the amounts shown above, L5.3 million (31 March 2002 L9.2 million) was charged to administrative expenditure and L2.2 million (31 March 2002 L1.4 million) against the plc Group's disposal programme as a non-operating exceptional item. L3.6 million (31 March 2002 L5.0 million) of the amounts charged to administrative expenditure have been classified as exceptional items associated with the Restructuring of the plc Group's activities of which L3.4 million (31 March 2002 L1.4 million) related to the costs of the financial Restructuring referred to in note 1. Lnil (31 March 2002 L0.1 million) was capitalised as part of the investment in newly acquired subsidiaries.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
29     FINANCIAL INSTRUMENTS

A      TREASURY POLICIES AND ORGANISATION

The plc Group's treasury activities are coordinated by its treasury function which operates in accordance with policies and procedures approved by plc. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions except certain forward exchange contracts relating to the hedging of foreign currency transaction exposures arising in the operating businesses which have in the past been managed by those operating units as described below. All treasury related transactions undertaken by the plc Group's operating businesses are required to be in accordance with guidelines laid down by the plc Group's central treasury function and comply with the group risk management policies.

Short-term debtors and creditors have been excluded from all disclosures within note 29 except the currency profile.

FINANCIAL INSTRUMENTS

The plc Group uses financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign currency contracts) to manage interest rate and currency risk exposures.

It is the plc Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the plc Group.

The main risks faced by the plc Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk, counterparty risk and share price risk. The plc Board reviews and agrees policies for managing each of these, which are summarised below.

LIQUIDITY RISK

The plc Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The plc Group's gross borrowings as at 30 September 2002 were L3,917 million (at 31 March 2002 L4,268 million) and reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications business and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements.

At 30 September 2002, the plc Group's cash and liquid resources totalled L1,071 million (31 March 2002 L1,374 million), of which L152 million (31 March 2002 L278 million) was denominated in sterling, L508 million (31 March 2002 L738 million) in US dollars, L358 million (31 March 2002 L239 million) in Euro and the balance of L53 million (31 March 2002 L119 million) in other currencies.

At 30 September 2002, the plc Group had E3.6 billion (31 March 2002 E3.6 billion) of bank facilities. At 30 September 2002 and 31 March 2002 all facilities were payable on demand.

As previously disclosed, the majority of the plc Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the plc Group's Syndicate Banks and Bondholders (including the Bond trustees) and also in favour of one of the ESOP Derivative Banks (who committed to support the Restructuring within the required period). The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and Bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002, the balance of this secured cash amounted to L735 million at 30 September 2002. The plc Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule takes account of the plc Group's anticipated cash inflows and outflows, and is consistent with the plc Group's expectations as to its liquidity needs for the relevant period.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
Further details on the interim security arrangements and the plc Group's liquidity risk are set out in note 1.

INTEREST RATE RISK

It has in the past been plc Group policy to maintain at least 50 per cent. of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superseded by the requirement to manage immediate liquidity including the cancellation of all outstanding derivatives positions. Consequently, during the first half of the financial year, out-of-the-money interest rate swap arrangements with fair value L54 million were converted to new loan agreements, and cash proceeds of L8 million were received from unwinding in-the-money interest rate swap arrangements. At 30 September 2002, 48 per cent. (31 March 2002 53 per cent) of the plc Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 29 per cent. (31 March 2002 43 per cent) were at fixed dollar rates of interest and 19 per cent. (31 March 2002 10 per cent) were at fixed Euro rates of interest.

In the six months ended 30 September 2002, the average interest rate received on cash and liquid investments was approximately 2.4 per cent. per annum. The largest proportion of investments was in US$ deposits. The plc Group held an average of $856 million in US$ deposits, earning an average interest rate of
1.75 per cent. per annum.

Due to the proportion of fixed rate debt, the plc Group's interest charge has limited exposure to interest rate movements. Consequently an increase in market interest rates of one percentage point would have increased loss before taxation in the six months ended 30 September 2002 by approximately L5 million (year ended 31 March 2002 L12 million).

FOREIGN EXCHANGE RISK

The plc Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the plc Group are the US dollar, sterling and the Euro.

The foreign currency management policy of the plc Group seeks to minimise the impact of fluctuations in exchange rates on future cash flows and requires subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure is identified. These exposures are hedged by the use of spot and forward exchange contracts.

The plc Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the plc Group's policy to hedge the exposures arising from the translation of these overseas results into sterling.

However, approximately 83 per cent. of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 63 per cent, denominated in US dollars, formed a hedge for the plc Group's investment in the United States, and 20 per cent, denominated in Euro, formed a hedge for the plc Group's investment in the Euro zone.

Under UK tax regulations, the plc Group is exposed to tax on changes in the translations into sterling of its foreign currency borrowings. The plc Group has in the past had outstanding derivative contracts with certain of its banks to eliminate the cash flow exposure resulting from these tax payments. No such contracts were outstanding in the six months ended 30 September 2002.

The plc Group has subsidiaries in most of the European countries which have converted to the Euro, and the major subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the Eurozone was switched to the Euro on 1 April 2001. The programme to ensure that all Eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
EXCHANGE RATE SENSITIVITY

                                                       Percentage reduction in plc Group reported
10 per cent. reduction                                    sterling operating loss before goodwill
in the value of:                                               amortisation and exceptional items
----------------------                                 ------------------------------------------
US Dollar                                                                                    (2.4)
Euro-traded currencies                                                                       (3.9)
Other                                                                                        (0.8)
                                                       ------------------------------------------
Total                                                                                        (7.1)
                                                       ==========================================

COUNTERPARTY RISK

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 30 September 2002, the plc Group had vendor finance commitments of approximately L68 million ($107 million) of which L54 million ($84 million) had been drawn.

The plc Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the plc Group's focus on its core base of incumbent carrier customers. When the plc Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the plc Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from the plc Group. Through these actions, the plc Group has satisfactorily accommodated most customer financing requests and will not require plc Group cash resources to fund these activities in the foreseeable future.

In addition the plc Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. plc Group companies had L221 million of Performance Bonds outstanding as at 30 September 2002 with both banks and insurance companies worldwide. The reduction from L500 million of Performance Bonds outstanding at 31 March 2002 was mainly as a result of the disposal of Strategic Communications. Some of these facilities are covered by counter-indemnities from Corp and others have individual indemnities from other plc Group companies. The plc Group's Performance Bonding is normally provided on an uncommitted basis. As a consequence of the plc Group's ongoing financial restructuring, all new Performance Bonds currently have to be cash collateralised. Since February 2002, Marconi Performance Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately L80 million of performance bonding (on a fully cash collateralised basis) on behalf of other plc Group companies.

INSURANCE RISK MANAGEMENT

The plc Group has managed centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability.

The Group has maintained the types of property and liability insurance which plc regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
When considering the appropriateness of insurance cover, plc has made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. plc has determined what it believes to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry. The use of global policies and centrally appointed brokers allows the plc Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the plc Group as a whole. The plc Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the plc Group benefits from good relationships with its major insurers and from some long-term deals.

PLC SHARE PRICE RISK

The plc Group has, in the past, issued share options to it employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOPs"). Under these plans, options may be satisfied by way of a transfer of existing plc Shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new plc Shares.

From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, the independent trustee of the Marconi Employee Trust ("MET"), Bedell Cristin Trustees Limited ("BCT"), entered into swap contracts with three financial institutions (the "ESOP Derivative Banks") to purchase a total of 40 million shares in the future at prices which were fixed at the date of the contract. At 30 September 2002, the purchase of 38.5 million shares under these contracts remain outstanding. The plc Group's maximum exposure under the contracts was approximately L337 million, plus accrued finance charges as at 30 September 2002. Certain contracts require BCT to deposit cash collateral with the relevant ESOP Derivative Bank if the share price falls to certain levels stipulated in those contracts. Corp, at the request of plc, funds the provision of this collateral. At 30 September 2002, L214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the plc Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised. Following completion of the proposed Restructuring, existing plc options will no longer be exercisable. The remaining principal amount of approximately L123 million under these contracts, together with accrued finance charges of L44 million at 30 September 2002 is the subject of claims brought against the plc Group by the ESOP Derivative Banks. As part of the plc Group's proposed Restructuring, it was agreed on 28 August 2002 that L170 million of the plc Group's cash will be restricted and will be deposited in an escrow account pending settlement of potential liabilities in respect of these claims. Further information relating to the proposed post balance sheet settlement of these claims is set out in note 30.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
B      CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

FINANCIAL ASSETS

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the plc Group's financial assets at 30 September 2002 and 31 March 2002 were:

30 September 2002

                                                                                           Fixed rate              Non-interest
                                              Floating       Fixed   Non-interest         Average   Weighted   bearing weighted
                                     Total        rate        rate        bearing   interest rate     period     average period
                                 L million   L million   L million      L million               %      years              years
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Sterling                               152         152          --             --              --         --                 --
US dollars                             508         508          --             --              --         --                 --
Euro                                   361         358          --              3              --         --                1.9
Other                                   53          53          --             --              --         --                 --
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Total                                1,074       1,071          --              3              --         --                1.9
                                 =========   =========   =========   ============   =============   ========   ================
Analysed between
  Cash and bank deposits
    repayable on demand (note
    19)                                927         927          --             --
  Liquid resources (note 19)           144         144          --             --
  Long-term debtors and amounts
    recoverable on contracts             3          --          --              3
                                 ---------   ---------   ---------   ------------
                                     1,074       1,071          --              3
                                 =========   =========   =========   ============

31 March 2002

                                                                                           Fixed rate              Non-interest
                                              Floating       Fixed   Non-interest         Average   Weighted   bearing weighted
                                     Total        rate        rate        bearing   interest rate     period     average period
                                 L million   L million   L million      L million               %      years              years
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Sterling                               278         278          --             --              --         --                 --
US dollars                             738         738          --             --              --         --                 --
Euro                                   255         239          --             16              --         --                1.4
Other                                  119         119          --             --              --         --                 --
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Total                                1,390       1,374          --             16              --         --                1.4
                                 =========   =========   =========   ============   =============   ========   ================
Analysed between
  Cash and bank deposits
    repayable on demand (note
    19)                              1,309       1,309          --             --
  Liquid resources (note 19)            65          65          --             --
  Long-term debtors and amounts
    recoverable on contracts            16          --          --             16
                                 ---------   ---------   ---------   ------------
                                     1,390       1,374          --             16
                                 =========   =========   =========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
FINANCIAL LIABILITIES

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the plc Group's financial liabilities at 30 September 2002 and 31 March 2002 were:

30 September 2002

                                                                                           Fixed rate              Non-interest
                                              Floating       Fixed   Non-interest         Average   Weighted   bearing weighted
                                     Total        rate        rate        bearing   interest rate     period     average period
                                 L million   L million   L million      L million               %      years              years
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Sterling                               682         682          --             --              --         --                 --
US dollars                           2,445       1,316       1,129             --             8.1       16.4                 --
Euro                                   755          --         755             --             6.0        5.7                 --
Other                                   35          35          --             --              --         --                 --
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Total                                3,917       2,033       1,884             --             7.2       12.1                 --
                                 =========   =========   =========   ============   =============   ========   ================
Analysed between
  Borrowings (note 21)               3,917       2,033       1,884             --
  Long-term trade creditors
    and payments in advance             --          --          --             --
                                 ---------   ---------   ---------   ------------
                                     3,917       2,033       1,884             --
                                 =========   =========   =========   ============
Maturity profile of financial
  liabilities
  In one year or less, or on
    demand                           2,190
  In more than one year, but
    no more than two years               4
  In more than two years, but
    no more than five years            283
  In more than five years            1,440
                                 ---------
                                     3,917
                                 =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
31 March 2002

                                                                                           Fixed rate              Non-interest
                                              Floating       Fixed   Non-interest         Average   Weighted   bearing weighted
                                     Total        rate        rate        bearing   interest rate     period     average period
                                 L million   L million   L million      L million               %      years              years
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Sterling                               683         680          --              3              --         --                1.9
US dollars                           2,662         809       1,830             23             7.2       13.5                2.1
Euro                                   853         403         447              3             6.4        8.0                1.7
Other                                   70          70          --             --              --         --                 --
                                 ---------   ---------   ---------   ------------   -------------   --------   ----------------
Total                                4,268       1,962       2,277             29             7.0       12.4                2.1
                                 =========   =========   =========   ============   =============   ========   ================
Analysed between
  Borrowings (note 21)               4,239       1,962       2,277             --
  Long-term trade creditors
    and payments in advance             29          --          --             29
                                 ---------   ---------   ---------   ------------
                                     4,268       1,962       2,277             29
                                 ---------   =========   =========   ============
Maturity profile of financial
  liabilities
  In one year or less, or on
    demand                           2,436
  In more than one year, but
    no more than two years              25
  In more than two years, but
    no more than five years            286
  In more than five years            1,521
                                 ---------
                                     4,268
                                 =========

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

C      CURRENCY PROFILE

At 30 September 2002 and 31 March 2002, after taking into account the effects of currency swaps and forward foreign exchange contracts, the plc Group's currency exposures, excluding borrowings treated as hedges, were:

30 September 2002

                                                    Net foreign currency monetary
                                                         assets/(liabilities)
                                            ----------------------------------------------
                                             Sterling   US dollars        Euro       Other       Total
Functional currency of plc Group operation  L million    L million   L million   L million   L million
------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                           --         (136)       (255)         19        (372)
US dollars                                         --           --          --           6           6
Euro                                               17           11          --           8          36
Other                                               4           25           2          --          31
                                            ---------   ----------   ---------   ---------   ---------
Total                                              21         (100)       (253)         33        (299)
                                            =========   ==========   =========   =========   =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
31 March 2002

                                                    Net foreign currency monetary
                                                         assets/(liabilities)
                                            ----------------------------------------------
                                             Sterling   US dollars        Euro       Other       Total
Functional currency of plc Group operation  L million    L million   L million   L million   L million
------------------------------------------  ---------   ----------   ---------   ---------   ---------
Sterling                                           --          (16)         31          20          35
US dollars                                         --           --          --          26          26
Euro                                               17           --          --          15          32
Other                                               2            3          --          --           5
                                            ---------   ----------   ---------   ---------   ---------
Total                                              19          (13)         31          61          98
                                            =========   ==========   =========   =========   =========

The plc Group's net monetary debt and net assets by currency at 30 September 2002 and 31 March 2002 and were:

30 September 2002

                                                          Net assets
                                                          before net          Net               Net
                                                            monetary     monetary    (liabilities)/
                                                                debt         debt            assets
Functional currency of plc Group operation                 L million    L million         L million
------------------------------------------                ----------    ---------    --------------
Sterling                                                      (1,471)     (2,912)            (4,383)
US dollars                                                     1,767          17              1,784
Euro                                                            (126)         59                (67)
Other                                                            133         (10)               123
                                                          ----------    --------     --------------
Total                                                            303      (2,846)            (2,543)
                                                          ==========    ========     ==============

31 March 2002

                                                  Net (liabilities)/
                                                              assets          Net                   Net
                                                          before net     monetary        (liabilities)/
                                                       monetary debt         debt                assets
Functional currency of plc Group operation                 L million    L million             L million
------------------------------------------        ------------------    ---------    ------------------
Sterling                                                      (1,244)     (2,928)                (4,172)
US dollars                                                     2,083          52                  2,135
Euro                                                             329          17                    346
Other                                                            151          (6)                   145
                                                  ------------------    --------     ------------------
Total                                                          1,319      (2,865)                (1,546)
                                                  ==================    ========     ==================

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                      APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
D      FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The book values and fair values of the plc Group's financial assets and liabilities at 30 September 2002 and 31 March 2002 were:

                                                Book value                   Fair value
                                         -------------------------    -------------------------
                                         30 September     31 March    30 September     31 March
                                                 2002         2002            2002         2002
                                            L million    L million       L million    L million
                                         ------------    ---------    ------------    ---------
Short-term financial liabilities and
  current portion of long-term
  borrowings                                   (2,190)     (2,436)            (311)     (2,436)
Long-term borrowings and long-term
  financial liabilities                        (1,727)     (1,832)            (291)       (593)
Financial assets                                1,074       1,390            1,074       1,389
Interest rate swaps                                --          --              (25)         (1)
Equity swaps                                     (167)       (160)            (167)       (160)

The fair values of the traded outstanding long-term borrowings and tax equalisation swaps have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of L44 million (31 March 2002 L40 million) which is fully provided for in the book value. The book and fair values are net of collateral paid of L214 million (31 March 2002 L214 million).

E      GAINS AND LOSSES ON HEDGES

The plc Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

An analysis of these unrecognised gains and losses is as follows:

                                                                                        Total net
                                                                                           gains/
                                                                  Gains       Losses     (losses)
                                                              L million    L million    L million
                                                              ---------    ---------    ---------
Unrecognised gains and losses on hedges at 1 April 2002              23          (24)          (1)
Gains and losses arising in previous years that were
  recognised in the period                                           23          (19)           4
                                                              ---------    ---------    ---------
Gains and losses arising before 1 April 2002 that were not
  recognised in the period                                           --           (5)          (5)
Gains and losses arising in the period to 30 September 2002
  that were not recognised in the period                             --          (20)         (20)
                                                              ---------    ---------    ---------
Unrecognised gains and losses on hedges at 30 September 2002         --          (25)         (25)
                                                              =========    =========    =========
Of which:
                                                              ---------    ---------    ---------
Gains and losses expected to be recognised in the period to
  31 March 2003                                                      --          (25)         (25)
                                                              =========    =========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 3: PLC FINANCIAL INFORMATION TO 30 SEPTEMBER 2002

--------------------------------------------------------------------------------


              SIX MONTHS ENDED 30 SEPTEMBER 2002
L1 million of the gains and L1 million of the losses unrecognised at 31 March 2002 were expected to have been recognised in the profit and loss account for the period ended 30 September 2002.

In addition to the amounts disclosed above, cumulative aggregate gains of L30 million and losses of L56 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 30 September 2002 pending their recognition in the profit and loss account (31 March 2002 gains of L27 million). Of these carried forward gains and losses, gains of L7 million and losses of L4 million are expected to be recognised in the profit and loss account in the next accounting period (31 March 2002 gains of L11 million). Aggregate related gains of L6 million from previous years were recognised in the profit and loss account in the period (year ended 31 March 2002 L12 million).

30     POST BALANCE SHEET EVENTS

On 7 February 2003 the plc Group announced that it had agreed in principle with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This settlement is conditional upon Corp's scheme of arrangement becoming effective. At this point, all claims against plc, Corp and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of L169 million will be released for a consideration of L35 million.

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Corp had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately L41 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 4
                    PLC QUARTERLY REPORT TO 31 DECEMBER 2002
                       AND UPDATED FINANCIAL INFORMATION

The information in Part A of this Appendix is derived without material amendment from the plc quarterly report for the three months ended 31 December 2002, which was published on 18 March 2003 and which is unaudited. The major profit and loss account differences between the unaudited consolidated results of plc and Corp for the third quarter ended 31 December 2002 and the major balance sheet differences between the unaudited consolidated financial position of plc and Corp as at 31 December 2002 are set out under the heading "Basis of Preparation" in Part A. The information in Part B of this Appendix is derived without material amendment from annex C to the Restructuring announcement, which was published on 18 March 2003. The financial information in this Appendix has not been audited and does not constitute statutory accounts within the meaning of the Act. As indicated at the time of its publication no reliance should be placed on the information in Part B of this Appendix and neither Corp nor plc will be publishing any update in relation to this information.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                     PART A

                    PLC QUARTERLY REPORT TO 31 DECEMBER 2002

                                  MARCONI PLC
                        OPERATIONAL AND FINANCIAL REVIEW
                  FOR THE THREE MONTHS ENDED 31 DECEMBER 2002

FORWARD-LOOKING STATEMENTS

This Operational and Financial Review contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. These factors and other factors that could affect these forward-looking statements are described in the plc's Form 20-F report and Form 6-K reports filed with the US Securities and Exchange Commission. Corp and plc disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

Overall conditions in the telecommunications market remained tough during the third quarter. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. plc is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecom operators, particularly towards the end of their financial years in December. In Central and Latin America (CALA), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the re-organisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the quarter towards its targets to improve operating performance in the Core business. In particular compared to the previous quarter, further cost savings achieved during the period led to an approximate
0.5 percentage point increase in Core gross margin (before exceptional items) to
22.1 per cent and an approximate L85 million reduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to L550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group employed just over 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of L72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of L88 million relating mainly to the Group's ongoing operational and financial restructuring processes and interest paid were partially offset by a net L45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of L29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR-48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a Euro 80 million

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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(approximately L50 million) frame contract for the supply of the Access Hub and a new 2-year frame contract estimated at approximately Euro 15 million (approximately L10 million) to build an optical backbone network architecture based on the Group's recently launched next generation digital cross-connect, the MSH2K.

BOARD

During the third quarter and more recently, plc has announced a number of changes to the Boards of Directors as a result of which the Boards of Corp and plc now comprise:

Executive Directors.........    Mike Parton                     Chief Executive Officer
                                Mike Donovan                    Chief Operating Officer
                                Chris Holden                    Interim Chief Financial
                                                                Officer
Non-Executive Directors.....    John Devaney                    Chairman
                                Kent Atkinson                   Chairman of Audit Committee
                                Derek Bonham*
                                Ian Clubb(1)                    Chairman of Remuneration
                                                                Committee
                                Kathleen Flaherty(1)
                                Werner Koepf

---------------

(1) Ian Clubb and Kathleen Flaherty have agreed to become members of the Corp Board on Listing of the New Shares, the New Notes and the Warrants. They are not, and have not agreed to become members of the plc Board.

*  Member of the Board of plc only.

Please refer to the Group's announcements dated 14 November 2002, 16 December 2002 and 14 March 2003 for full details of these board changes.

FINANCIAL RESTRUCTURING

On 29 August 2002, plc announced that it had concluded non-binding indicative heads of terms (the "Heads of Terms") for the financial restructuring of plc and its wholly owned subsidiary Corp (the "Restructuring").

On 13 September 2002, plc announced that, in accordance with the Heads of Terms, interim security over the balance of the lockbox accounts established in April 2002 had been granted in favour of the Group's Syndicate Banks, bondholders (including the Bond trustees) and certain ESOP Derivative Banks.

On 16 December 2002, plc concluded modifications to the Heads of Terms. The terms of the Restructuring as updated by these modifications were in most respects, including the initial cash distribution, the same as those announced by plc on 29 August 2002.

On 7 February 2003, plc announced that Corp and plc had reached agreement in principle with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Documentation reflecting this settlement has now been concluded. As a result of this settlement, the initial cash distribution to be made as part of the Restructuring is to be increased by L135 million, in return for a L123 million reduction in the face value of the New Junior Notes to be issued as part of the Restructuring (ie equivalent to redemption at 110 per cent. of face value).

In the 7 February 2003 announcement, plc also indicated that the initial cash distribution was to be increased by an additional L20 million (to a total of L320 million) in replacement of the surplus cash element of the excess cash mechanism outlined in the Group's announcement of 16 December 2002. This L320 million figure is in addition to L95 million which, as previously announced, has already been paid on interest accrued on Corp financial debt in the period to 15 October 2002.

Further proposed changes to the Restructuring were announced on 18 March 2003. In particular, plc announced proposed modifications to the scheme consideration including an increase in the face value of the New Junior Notes to the sum of US$ 300 million and the US dollar equivalent of approximately L117 million and a proposal that the limited recourse notes no longer be issued, as well as a further increase to the initial cash distribution of

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an additional L20 million (to a total L340 million). The Group further announced that documentation for the proposed schemes of arrangement has been filed with the High Court of England and Wales and that scheme documentation is expected to be posted to creditors by 31 March 2003, with Restructuring targeted to be completed by 31 May 2003.

RECENT DEVELOPMENTS

On 24 February 2003, plc announced that, following approval from the High Court in the United Kingdom, Corp had completed a return of capital from Ultramast Limited (a joint venture with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to the joint venture company set up in December 2000 with RT Group plc. As a result of the transaction, plc received cash proceeds of approximately L41 million (L20 million of which Corp had previously paid into court).

On 5 March 2003, plc announced that it had completed, in separate transactions, the disposal of two of the businesses from its Capital portfolio. First, the disposal of the Group's Private Mobile Networks division (also known as TETRA) to Finmeccanica SpA for approximately L2 million in cash, approximately L4.8 million in assumed financial debt and approximately L8.2 million in assumed debt to suppliers, and second, the disposal of Marconi Online to Coca Cola Amatil (N.Z.) Limited for approximately L1 million.

OUTLOOK

The market for telecommunications equipment and services remains difficult.

During the first three quarters of the current financial year the annualised rate of Core sales has declined by around 10 per cent from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter.

Corp and plc do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern of customer demand in previous years.

Furthermore, Corp and plc believe that market volumes are likely to contract further during the next financial year and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by up to a further 5 per cent during the next financial year compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirms its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent of Core sales during the next financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below L450 million during the next financial year and thereby reduce its targeted breakeven level of sales to below L1.7 billion.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                    3 MONTHS TO   3 Months to
                                                                    31 DECEMBER   31 December
                                                                           2002          2001
                                                             NOTE     L MILLION     L MILLION
                                                             ----   -----------   -----------
TURNOVER
Continuing operations                                           4           466           669
Discontinued operations                                         4            --           293
Group                                                           4           466           962
Share of joint ventures                                                      --            79
                                                                    -----------   -----------
                                                                3           466         1,041
                                                                    -----------   -----------
OPERATING LOSS
Group operating loss
  Excluding goodwill amortisation and exceptional items                     (49)         (116)
  Goodwill amortisation                                                     (28)          (46)
  Operating exceptional items                                  5a           (53)          (94)
                                                                4          (130)         (256)
  Continuing operations                                                    (130)         (264)
  Discontinued operations                                                    --             8
                                                                4          (130)         (256)
Share of operating (loss)/profit of joint ventures
  Excluding goodwill amortisation and exceptional items                      (2)            7
  Operating exceptional items                                  5a            (1)           --
                                                                             (3)            7
                                                                    -----------   -----------
                                                                           (133)         (249)
                                                                    -----------   -----------
Group and joint venture operating loss before goodwill
  amortisation and exceptional items                            3           (51)         (109)
Share of operating loss of associates
  Excluding goodwill amortisation and exceptional items                      (6)           (9)
  Goodwill amortisation                                                      (2)           (2)
  Goodwill impairment                                                        --            --
  Operating exceptional items                                  5a            (3)           --
                                                                            (11)          (11)
                                                                    -----------   -----------
OPERATING LOSS                                                  3          (144)         (260)
Non-operating exceptional items
  (Loss)/gain on disposal of discontinued operations           5b            (1)          151
  (Loss)/gain on disposal of fixed assets and investments in
    continuing operations                                      5b            (9)          190
                                                                            (10)          341
                                                                    -----------   -----------
                                                                           (154)           81
                                                                    -----------   -----------
Net interest payable                                            6           (51)          (66)

Net finance income                                                            7            61
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
  Excluding goodwill amortisation and exceptional items                    (101)         (123)
  Goodwill amortisation and exceptional items                               (97)          199
                                                                3          (198)           76
TAX CREDIT/(CHARGE) ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES
  Excluding tax on goodwill amortisation and exceptional
    items                                                                    --            --
  Tax on goodwill amortisation and exceptional items                         --            --
                                                                             --            --
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                        (198)           76
Equity minority interests                                                    --            (1)
                                                                    -----------   -----------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE
  EQUITY SHAREHOLDERS AND RETAINED (LOSS)/PROFIT FOR THE
  FINANCIAL YEAR                                                           (198)           75
                                                                    ===========   ===========
BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE                     8         (7.1P)         2.7p
LOSS PER SHARE EXCLUDING GOODWILL AMORTISATION AND
  EXCEPTIONAL ITEMS                                             8         (3.6P)        (4.4p)
                                                                    ===========   ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CONSOLIDATED BALANCE SHEET

                                                                   31 DECEMBER   30 September
                                                                          2002           2002
                                                            NOTE     L MILLION      L MILLION
                                                            ----   -----------   ------------
FIXED ASSETS
Goodwill                                                      9            638            672
Tangible assets                                              10            280            329
Investments:                                                 11
  Joint ventures
     Share of gross assets                                                  45             48
     Share of gross liabilities                                            (13)           (13)
                                                                   -----------   ------------
                                                                            32             35
  Associates                                                                57             69
  Other investments                                                         17             17
                                                                           106            121
                                                                   -----------   ------------
                                                                         1,024          1,122
                                                                   -----------   ------------
CURRENT ASSETS
Stocks and contracts in progress                             12            305            356
Debtors: amounts falling due within one year                 13            695            803
Debtors: amounts falling due after more than one year        13             52             59
Cash at bank and in hand                                     14          1,085          1,071
                                                                   -----------   ------------
                                                                         2,137          2,289
Creditors: amounts falling due within one year               15         (3,253)        (3,316)
                                                                   -----------   ------------
NET CURRENT LIABILITIES                                                 (1,116)        (1,027)
                                                                   -----------   ------------
Total assets less current liabilities                                      (92)            95
Creditors: amounts falling due after more than one year      15         (1,741)        (1,743)
Provisions for liabilities and charges                       17           (452)          (456)
                                                                   -----------   ------------
NET LIABILITIES BEFORE RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                              (2,285)        (2,104)
Retirement benefit scheme surpluses                                         --             --
Retirement benefit scheme deficits                                        (441)          (439)
                                                                   -----------   ------------
NET LIABILITIES AFTER RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                              (2,726)        (2,543)
                                                                   ===========   ============
CAPITAL AND RESERVES
Called up share capital                                                    140            140
Shares to be issued                                                         31             40
Share premium account                                                      500            500
Capital reserve                                                            375            375
Profit and loss account                                                 (3,775)        (3,607)
                                                                   -----------   ------------
Equity shareholders' interests                                          (2,729)        (2,552)
Equity minority interests                                                    3              9
                                                                   -----------   ------------
                                                                        (2,726)        (2,543)
                                                                   ===========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                              3 MONTHS TO
                                                              31 DECEMBER
                                                                 2002
                                                               L MILLION
                                                              -----------
Loss on ordinary activities attributable to the shareholders
  Group                                                              (184)
  Share of joint ventures                                              (3)
  Share of associates                                                 (11)
                                                                     (198)
Exchange differences on translation                                    30
                                                              -----------
TOTAL RECOGNISED GAINS AND LOSSES                                    (168)
                                                              ===========

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                              3 MONTHS TO
                                                              31 DECEMBER
                                                                 2002
                                                               L MILLION
                                                              -----------
Total recognised gains and losses                                    (168)
Release of reserve in respect of shares to be issued                   (9)
                                                              -----------
Total movement in the period                                         (177)
Equity shareholders' interests at 1 October                        (2,552)
                                                              -----------
Equity shareholders' interests at the end of period                (2,729)
                                                              ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CONSOLIDATED CASH FLOW STATEMENT

                                                                    3 MONTHS TO    3 Months to
                                                                    31 DECEMBER    31 December
                                                                           2002           2001
                                                            NOTE      L MILLION      L MILLION
                                                            ----   ------------   ------------
Net cash inflow from operating activities before
  exceptional items                                          19a             72             23
Exceptional cash flows from operating activities              5c            (82)          (107)
Net cash outflow from operating activities after
  exceptional items -- continuing operations                                (10)           (61)
Net cash outflow from operating activities after
  exceptional items -- discontinued operations                               --            (23)
Net cash outflow from operating activities after
  exceptional items                                                         (10)           (84)
Dividends from joint ventures and associates                                 --              1
Returns on investments and servicing of finance              19b            (11)           (51)
Tax received/(paid)                                          19c             45            (10)
Capital expenditure and financial investment                 19d              3             96
Acquisitions and disposals                                   19e              2            758
                                                                   ------------   ------------
Cash inflow before use of liquid resources and financing                     29            710
Net cash (outflow)/inflow from management of liquid
  resources                                                  19f            (23)            42
Net cash outflow from financing -- changes in debt and
  lease financing                                            19g             (9)           (54)
                                                                   ------------   ------------
(Decrease)/increase in cash and net bank balances
  repayable on demand                                                        (3)           698
                                                                   ============   ============

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

                                                                   3 MONTHS TO    3 Months to
                                                                   31 DECEMBER    31 December
                                                                          2002           2001
                                                           NOTE      L MILLION      L MILLION
                                                           ----   ------------   ------------
(Decrease)/increase in cash and net bank balances
  repayable on demand                                                       (3)           698
Net cash outflow/(inflow) from management of liquid
  resources                                                                 23            (42)
Net cash outflow from decrease in debt and lease
  financing                                                                  9             54
                                                                  ------------   ------------
Change in net monetary debt resulting from cash flows                       29            710
Net debt disposed with subsidiaries                                         --              1
Other non-cash changes                                                     (30)            51
Effect of foreign exchange rate changes                                     28             10
                                                                  ------------   ------------
Movement in net monetary debt in the period                                 27            772
Net monetary debt at 1 October                               20         (2,846)        (4,282)
                                                                  ------------   ------------
Net monetary debt at the end of the period                   20         (2,819)        (3,510)
                                                                  ============   ============

BASIS OF PREPARATION

The non-statutory and unaudited financial statements that accompany this Review have been prepared on a consistent basis with the Group's accounting policies as stated as at 31 March 2002. However, as these accounts are not statutory financial statements, the Group has not applied all of the requirements of the Act or of accounting standards in relation to items of disclosure including, but not limited to retirement benefits, financial instruments and directors' emoluments. The last actuarial assessment of the Group's defined benefit pension

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--------------------------------------------------------------------------------

scheme liabilities and valuation of pension assets was performed at 30 September 2002 and has not been updated for the quarter ended 31 December 2002. Consequently, no amounts have been recognised in the Statement of Total Recognised Gains and Losses for movements in the actuarial position of plan assets and plan liabilities.

Unless otherwise stated, references to "Group" in the trading section of this Financial Review refer to the Group including its share of joint ventures, but excluding its share of results of associates. The Group currently consists of plc and its subsidiaries, including Corp. After completion of the proposed financial restructuring (see Financial Restructuring above), Corp will replace plc as the parent company of the Group. The major profit and loss differences between the unaudited consolidated results of plc and Corp for the third quarter ended 31 December 2002 were:

      - plc's share of the fees paid to advisers in connection with the Restructuring which have been charged to operating exceptional items (L8 million); and

      - interest payable of L1 million on the bonds issued by Corp held by Ancrane, a subsidiary of plc that does not form part of the Corp group;

The major balance sheet differences between the unaudited consolidated financial position of plc and Corp as at 31 December 2002 were:

      -  cash of L1 million held by plc; and

      - net balances of L660 million of Corp bonds and other balances held by members of the plc group that are not members of the Corp group with members of the Corp group.

Throughout this Operational and Financial Review, the term:

      - "adjusted gross profit" refers to gross profit before an exceptional credit of L7 million (Q3 2002: L19 million exceptional charge) as disclosed in Note 5a;

      - "adjusted operating profit/(loss)" refers to operating profit/(loss) before exceptional charges of L54 million (Q3 2002: L94 million) as disclosed in Note 5a and goodwill amortisation of L28 million (Q3 2002:
         L46 million) as disclosed in note 4;

      - "adjusted operating cost run-rates" and "adjusted operating expenses" refer to operating cost run rates and operating expenses before exceptional charges of L60 million (Q3 2002: L75 million) as disclosed in note 5a and goodwill amortisation of L28 million (Q3 2002: L46 million) as disclosed in note 4;

      - "adjusted operating cash flows" refers to operating cash flows before exceptional cash outflows of L82 million (Q3 2002: L107 million) and after net capital expenditure of L3 million inflow (Q3 2002: L29 million inflow).

GOING CONCERN

There is no guarantee that the negotiations relating to the Restructuring (discussed above) will reach a satisfactory conclusion. However, in the light of the information currently available to them, Corp and plc believe that the Group's bankers, bondholders and other creditors will support the Group in achieving an appropriate capital structure and that all the conditions for the Restructuring will be satisfied. On this basis, plc considers it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers, bondholders and other creditors (or some of them) cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify with reasonable accuracy these possible adjustments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Corp and plc prepare their financial statements and accompanying notes in accordance with UK GAAP. One of the notes to these financial statements, included in this document, describes the significant accounting policies used in their preparation. The preparation of such non-statutory financial statements requires Corp and plc to

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Corp and plc base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Corp and plc believe that the following are some of the more critical judgement areas in the application of its accounting policies that affect their financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with Corp is and plc's audit committees.

REVENUE RECOGNITION

Revenue is recognised when all of the following conditions are satisfied 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for the Group's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

      a. a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

      b. a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

      c. a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the three months ended 31 December 2002 and 2001, Corp and plc recorded impairment charges in relation to tangible fixed assets of L9 million and Lnil million, respectively. In the year ended 31 March 2002, Corp and plc

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

recorded an impairment charge relative to goodwill of L3,677 million. The Group believes that its estimates of future cash flows are reasonable; however, changes in such estimates could affect the determination of the net realisable value or its value-in-use of the relevant fixed asset.

CONTINGENT LIABILITIES

Corp and plc are subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Corp and plc relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contract matters. Corp and plc are required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue where appropriate with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Corp and plc, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash-flows of Corp and plc, except as discussed in Note 21 to the non-statutory financial statements.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability.

In the three months ended 31 December 2002, the Group charged the profit and loss account with L6 million of service cost and L2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003. The comparative period for the three months 31 December 2001 was based on actuarial and investment reviews carried out between 1 January 2002 and 31 March 2002.

PRODUCT WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If Corp and plc were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Groups' gross margins could be adversely affected.

REPORTING STRUCTURE

For financial reporting purposes, the Group divides its continuing operations into two segments: Core and Capital.

Core is further analysed by business-type: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment; and Network Services comprising Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Capital comprises businesses which Marconi manages to create value and ultimately for disposal. During the third quarter ended 31 December 2002, Capital included the Group's Tetra and UMTS mobile activities, Marconi Online and other smaller joint ventures and investments. In the comparative period of the previous financial year, Capital also included Marconi Applied Technologies.

In addition, the Group has an economic interest of 71.6 per cent, but voting rights of only 49.6 per cent, in Easynet Group Plc ("Easynet"). This investment is managed through the Group's Capital division, but is accounted for as an associate in the Group's consolidated accounts.

None of the Group's businesses were reported as discontinued operations during the third quarter. Discontinued operations in the previous financial year included Strategic Communications as well as Medical, Commerce and Data Systems until the date of their respective disposals.

As part of the proposed Restructuring, it is intended that the Group will segment its business along geographic lines and report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and the rest of Network Services. As previously disclosed in plc's announcement of 29 August 2002, OPP and North American Access are being managed for value and with a view to disposal, the proceeds of which would be used to redeem in part the Junior Notes proposed as part of the Restructuring (or in the event of disposal prior to 1 May 2003, to reduce the amount of Junior Notes issued).

RESULTS OF OPERATIONS

GROUP REVIEW

GROUP KEY FIGURES (INCLUDING JOINT VENTURES)

                                                              3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ---------------
                                                              2002       2001
IN L MILLION                                                  ----      -----
Sales                                                          466      1,041
Adjusted Gross Profit                                          102        241
Adjusted Operating Loss                                        (51)      (109)
Goodwill Amortisation                                          (28)       (46)
Operating Exceptionals                                         (54)       (94)
Operating Loss                                                (133)      (249)
Non-Operating Exceptionals                                     (10)       341
Associates                                                     (11)       (11)
Loss before interest, finance income and tax                  (154)        81

GROUP SALES

                                                              3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ---------------
                                                              2002       2001
IN L MILLION                                                  ----      -----
Core                                                          456         632
Capital                                                        12         116
Other                                                          (2)          0
CONTINUING OPERATIONS                                         466         748
DISCONTINUED OPERATIONS                                         0         293
GROUP                                                         466       1,041

Group sales for the three months ended 31 December 2002 amounted to L466 million, representing a decrease of L575 million or 55 per cent to the corresponding three months of the previous year (Q3 2002: L1,041 million).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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Sales from continuing operations amounted to L466 million, a decrease of L282 million or 38 per cent compared to the third quarter of the previous year. This decrease was mainly the result of continued reductions in capital expenditure in the global market for telecommunications equipment and services resulting in lower sales in the Group's Core business (see Core Business Review below). Sales in the Group's Capital business have been substantially reduced since the third quarter of the previous year as a result of business disposals, the major component of which was the disposal of the Group's 50 per cent stake in General Domestic Appliances. The L12 million sales in Capital during the period related to the Group's Mobile Tetra business and represented a L4 million increase compared to the third quarter of the previous year as a result of an increase in sales of Tetra products outside the domestic Italian market, particularly in APAC and CALA.

There were no sales from discontinued operations during the period. The L293 million of sales from discontinued operations for the three months ended 31 December 2001 related to disposed businesses, Strategic Communications, Data, Commerce and Medical Systems.

GROUP ADJUSTED GROSS PROFIT (INCLUDING JOINT VENTURES)

                                                              3 MONTHS ENDED
                                                               31 DECEMBER
                                                              --------------
                                                              2002      2001
IN L MILLION                                                  ----      ----
Core                                                          101       122
Capital                                                         1        21
CONTINUING OPERATIONS                                         102       143
DISCONTINUED OPERATIONS                                        --        98
GROUP                                                         102       241

Adjusted gross profit at Group level amounted to L102 million, representing an adjusted gross margin of 21.9 per cent and was almost entirely attributable to the Group's Core business. The L139 million decrease compared to the third quarter of the previous year reflected mainly the loss of gross profit attributed to business disposals from discontinued operations (L98 million) and from Capital (L20 million). The L21 million reduction in the Core business related mainly to the lower sales volumes in Network Equipment described in the Core Business Review below.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                               3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ----------------
IN L MILLION                                                  2002        2001
------------                                                  ----        ----
Core                                                          (41)        (128)
Capital                                                       (10)          (7)
CONTINUING OPERATIONS                                         (51)        (135)
DISCONTINUED OPERATIONS                                        --           26
GROUP                                                         (51)        (109)

Group adjusted operating loss was reduced by L58 million from a loss of L109 million in the third quarter of the previous year to a loss of L51 million in the reporting period. Operating cost savings achieved in the Core business described in the Core Business Review below were the main driver of the Group's improved operating performance and more than offset the absence of L26 million of adjusted operating profit recorded in the previous year relating to discontinued operations.

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CORE BUSINESS REVIEW

CORE KEY FIGURES

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
Sales                                                510            482            456            632
Adjusted Gross Profit                                 89             79            101            122
Adjusted Operating Loss                             (115)           (90)           (41)          (128)
Adjusted Operating Cash Flow after capital
  expenditure                                        (81)           (42)            66            (26)

CORE SALES BY GEOGRAPHY

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
EMEA                                                 285            285            287            363
US                                                   153            142            127            167
APAC                                                  47             45             29             61
CALA                                                  25             10             13             41
                                            ------------   ------------   ------------   ------------
CORE                                                 510            482            456            632
                                            ============   ============   ============   ============

Core sales in the third quarter amounted to L456 million, a decline of L176 million or 28 per cent compared to the corresponding quarter of the previous year. Sales fell across all major geographic regions as a result of the significant reductions in capital expenditure by the majority of telecom operators world-wide. On a sequential basis, the quarter-on-quarter decline in sales was limited to L26 million or 5 per cent (Q2 2003: L482 million).

Core sales in EMEA fell by L76 million or 21 per cent to L287 million (Q3 2002:
L363 million. L56 million representing almost three-quarters of this decline occurred in Optical Networks as telecom operators have concentrated their reduced capital expenditure on maximising utilisation in their existing networks to the detriment of new network build. A further L10 million of this decline occurred in BBRS mainly as a result of the expiry of a third party distributorship agreement in the United Kingdom during the current financial year. Sales of Network Services in EMEA increased as a result of the phasing of long-term service contracts particularly in the Middle East, UK and Germany.

Core sales in the US fell by L40 million or 24 per cent to L127 million (Q3 2002: L167 million). This was mainly a result of reduced sales of OPP equipment and services following substantial reductions in capital expenditure by US telecom operators. US sales of Optical Networks amounted to less then L1 million during the period (Q3 2002: L7 million) following the Group's decision to cease the development and manufacture of its SONET product range in April 2002.

In APAC, Core sales declined by L32 million or 52 per cent to L29 million (Q3 2002: L61 million). The main area of decline was Optical Networks and this was mainly a result of the lower level of sales recorded in China following the completion of large network build projects in the region in the previous financial year and delays to certain network build projects by a number of the Group's Chinese customers in the current financial year. Sales of Network Services were also down in the region mainly as a result of business disposals.

Core sales in CALA were down L28 million or 68 per cent to L13 million (Q3 2002:
L41 million). Sales were down across all product and service activities as a result of the deterioration in economic conditions compared to the prior year period and the consequent reductions in capital expenditure by most of the major telecom operators in the region.

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                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CORE SALES BY PRODUCT AREA

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
Optical Networks                                     134            108             96            189
Broadband Routing and Switching                       38             35             32             40
European Access                                       59             69             69             85
North American Access                                 25             23             23             24
Outside Plant & Power                                 46             34             30             48
Other Network Equipment                               14             15             11             21
                                            ------------   ------------   ------------   ------------
NETWORK EQUIPMENT                                    316            284            261            407
                                            ------------   ------------   ------------   ------------
IC&M                                                  97             89             93            122
VAS                                                   97            109            102            103
                                            ------------   ------------   ------------   ------------
NETWORK SERVICES                                     194            198            195            225
                                            ------------   ------------   ------------   ------------
CORE                                                 510            482            456            632
                                            ============   ============   ============   ============

Sales of the group of activities defined as "US businesses" had sales of L125 million during the third quarter and are included in the Core sales reported above (Q3 2002: L171 million).

NETWORK EQUIPMENT

Sales of Network Equipment amounted to L261 million, a decline of L146 million or 36 per cent compared to the previous year (Q3 2002: L407 million). Significant reductions in capital spending by the majority of telecommunications operators world-wide was the primary reason behind the lower level of sales across all major product areas. This trend was particularly marked in Optical Networks and Outside Plant and Power equipment. In some product areas, particularly European Access, the trend was further exacerbated by the impact of product line rationalisations undertaken in April 2002 as part of the Group's operational restructuring.

Optical Networks

Optical Networks sales declined by L93 million, or 49 per cent to L96 million (Q3 2002: L189 million). Sales were down in all major geographic regions.

Over half of the decline in sales arose in EMEA. In the United Kingdom, the drop in sales was caused by the substantial decline in demand from second tier operators, partially offset by slightly higher sales to BT. During the third quarter, the Group has begun discussions with a number of second tier operators, who are now beginning to emerge from their own restructuring initiatives, with regard to their future network plans but this has not yet translated to firm sales. Sales to major German customers were lower than in the third quarter of the previous year as a result of lower capital spending amongst operators. Sales were also lower in Italy due to the phasing of the roll-out of Telecom Italia's DWDM network, where the third quarter of the previous year was a peak stage in the deployment of the Group's PLT products.

In APAC, whilst sales into the Australian market increased as a result of SDH Series 3 sales to Telstra, sales in China were down partly due to the completion of DWDM sales to China Railcom for the North-West Ring project during the last financial year but also as a result of the difficult conditions in the Chinese market.

In CALA, third quarter capital spending by telecom operators remained at a very low level and this led to reduced Optical Networks sales volumes compared to the previous year.

Third quarter Optical Networks sales in the US were not material, following the Group's decision during the first quarter of the financial year to cease the development of its SONET products for the US market and the subsequent closure of its North American manufacturing plant.

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During the third quarter, SDH accounted for 89 per cent of Optical Networks sales (Q3 2002: 91 per cent) and DWDM for 7 per cent (Q3 2002: 9 per cent). The balance related mainly to network management systems.

Broadband Routing and Switching (BBRS)

Sales of BBRS equipment decreased by L8 million or 20 per cent to L32 million (Q3 2002: L40 million). The expiry of a distributorship agreement in EMEA earlier in the current financial year, through which the Group sold a third party's equipment into the UK market, was the main cause of this decline. Sales in the US remained stable compared to the third quarter of the previous year mainly as a result of the consistent seasonal pattern of spending by the US Federal Government, the largest single customer of the Group's BBRS business.

European Access

European Access sales fell by L16 million or 19 per cent to L69 million (Q3 2002: L85 million). Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalisation of the Group's legacy product lines following a strategic review of the Access portfolio in April 2002 were the primary reasons behind this decline.

Sales of voice systems increased largely due to a software upgrade and the Group recorded higher sales of its Access Hub compared to the modest initial sales of this newly launched product platform in the third quarter of the previous year. These increases were more than offset by lower sales of fixed wireless access products mainly as a result of significant reductions in capital spending by a number of German mobile operators and lower sales of other legacy and discontinued products.

North American Access

At L23 million, North American Access sales remained relatively stable compared to the third quarter of the previous year fell (Q3 2002: L24 million). This was mainly the result of the continued deployment of equipment into BellSouth's access network.

Outside Plant & Power (OPP)

OPP equipment sales fell by L18 million or 38 per cent to L30 million (Q3 2002:
L48 million). This was a result of the significant reductions in capital spending in the United States and CALA.

Other Network Equipment

Other Network Equipment declined by L10 million or 48 per cent to L11 million. While Interactive Systems recorded a modest increase in sales, this was more than offset by declining revenues from legacy businesses, particularly in EMEA.

NETWORK SERVICES

Sales of Network Services decreased by L30 million or 13 per cent to L195 million (Q3 2002: L225 million). This was driven by decline in sales of Installation, Commissioning and Maintenance activities, particularly in the US, while sales of Value Added Services remained stable.

Installation, Commissioning and Maintenance (IC&M)

IC&M sales fell by L29 million or 24 per cent to L93 million. Some 65 per cent of the decline arose in the US market and related to both OPP where sales of services fell in line with declines in equipment sales and to enterprise-specific service projects in the region as the Group continues to refocus activities on the service-provider market. IC&M sales in EMEA remained stable compared to the third quarter of the previous year mainly as a result of ongoing long-term support contracts which typically account for approximately 40 per cent of IC&M sales in the region and which provide a more constant revenue stream. In addition, the Group continues to benefit from new business opportunities such as long-term support, repair and maintenance contracts as a result of increased outsourcing of services by major European telecom operators. Major service contracts were won or

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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renewed with BT, Ericsson, Netcologne and Belgacom during the quarter and these revenue streams were sufficient to offset lower levels of installation and commissioning activities associated with sales of Network Equipment.

Value-Added Services (VAS)

At L102 million, the Group recorded stable sales of Value-Added Services compared to the third quarter of the previous year (Q3 2002: L103 million).

Sales were down in Managed Services as a result of the Group's exit from its IT outsourcing activities completed during December 2002 and in the APAC region as a result of the sale of part of the Group's Hong Kong based legacy operations in October 2002. Sales of Wireless Services and BBRS-related services remained stable while sales of Integrated Systems increased compared to the third quarter of the previous year mainly as a result of the phasing of long-term service contracts in the UK, the Middle East and in Germany.

CORE SALES CHANNELS

The Group sells its products and services through its direct sales force and also through indirect channels such as local partners or distribution partners such as Ericsson, Italtel, Nokia and Siemens. Sales through channel partners were significantly lower than the third quarter of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless network rollouts in the previous year and the ongoing delays to the deployment of 3G network rollouts.

CORE PRICING

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts, which typically contain annual price reductions. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid erosion of gross margins. Network Services tends to be more resilient to price erosion. During the period, the Group has observed increased pricing pressure when competing for new business in certain territories (particularly in China) and in certain product areas (particularly Access and DWDM).

CORE KEY CUSTOMERS

The Core business serves a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the third quarter were BellSouth, BT, Ericsson, Metro City Carriers, Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon and Vodafone Group. In aggregate, these customers accounted for 46 per cent of third quarter Core sales (Q3 2002: ten largest customers 36 per cent). BT remains the Group's largest customer and accounted for 19 per cent of Core sales in the third quarter (Q3 2002: 13 per cent).

In EMEA, the five largest customers during the third quarter were BT, Telecom Italia, Telkom South Africa, the UK Government and Vodafone Group and in aggregate accounted for 49 per cent of Core sales in the region during the period (Q3 2002: top 5 EMEA customers accounted for 41 per cent).

In the US, the five largest customers during the third quarter were BellSouth, Qwest, SBC, the US Federal Government and Verizon and in aggregate accounted for 52 per cent of Core sales in the region during the period (Q3 2002: top 5 US customers accounted for 35 per cent). The increased concentration of sales resulted from the decline in the number of second tier operator and enterprise customers compared to the third quarter of the previous year.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CORE COST OF SALES

Core cost of sales in the third quarter amounted to L355 million (Q3 2002: L510 million). Of this, approximately 57 per cent related to Network Equipment (Q3 2002: 64 per cent) and 43 per cent to Network Services (Q3 2002: 36 per cent).

In Network Equipment, approximately 75 per cent of cost of sales is material costs, around one-third of which relates to outsourced printed circuit board
(PCB) assemblies. The remaining 25 per cent relates to in-house labour and overhead and includes functions and costs such as planning, supplier management, supply chain management, logistics, engineering, quality control, final assembly and test, property costs, asset depreciation, system maintenance and warranty costs.

The decrease in cost of sales in Network Equipment is due to substantial cost savings achieved in both the European supply chain and in the Group's US manufacturing operations. In Europe, material, labour and overhead costs have been significantly reduced year on year and additional savings achieved through asset disposal, site rationalisation and warehouse closures. In the US, three factories have been closed during the current financial year and other plants rationalised in line with the reduced level of sales volumes.

In Network Services, over 60 per cent of cost of sales relates to the cost of in-house labour. The balance relates to the cost of sub-contract labour, materials and other overheads. The reduced costs compared to the previous year relate mainly to headcount reductions.

CORE ADJUSTED GROSS PROFIT / MARGIN

The Group continued to make good progress in its initiatives to improve gross margins during the period. Third quarter Core adjusted gross profit amounted to L101 million, or 22.1 per cent of sales.

The decrease in adjusted gross profit compared to the previous year (Q3 2002:
L122 million) related mainly to the reduced volume of Network Equipment sales, and particularly the lower level of sales in Optical Networks. This was partially offset by cost savings achieved in the Group's European supply chain during the period as a result of further rationalisation and benefits of improved procurement. These savings were the main contributing factor to the increase in adjusted gross margin as a percentage of sales compared to the previous year (Q3 2002: 19.3 per cent of sales).

On a sequential basis, excluding the impact of L25 million of additional stock provisions charged to cost of sales in the second quarter, adjusted gross profit in the Core remained relatively stable despite the 5 per cent sequential sales decline (Q2 2003: adjusted gross profit L104 million reduced to L79 million after additional stock provisions). This was achieved through cost savings realised during the period in both Network Equipment and Network Services. These savings were the main drivers of the sequential improvement in adjusted gross margin as a percentage of sales in the quarter (Q2 2003: 21.6 per cent of sales before the impact of additional stock provisions of L25 million). They accounted for a 3 percentage point increase in Core adjusted gross margin, which was partially offset by a less favourable business mix (0.5 percentage point decrease) and one-off items relating to contract completions (2 percentage point decrease).

CORE ADJUSTED OPERATING EXPENSES

During the third quarter, operating cost reduction remained a key focus of the Group's strategy.

Core adjusted operating expenses totalled L142 million or 31 per cent of Core sales during the period, a reduction of L108 million or 43 per cent compared to the third quarter of the previous year (L250 million; 40 per cent of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By 31 December 2002, the Group had reached an annualised adjusted operating cost run-rate in the Core business of approximately L550 million, reduced from L1.1 billion at the end of September 2001 and L635 million at the end of September 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CORE OPERATING EXPENSES -- RESEARCH & DEVELOPMENT (R&D)

Core R&D expenditure (before exceptional items) amounted to approximately L64 million, a 12 per cent reduction compared to the previous quarter (Q2 2003: L73 million), and a 44 per cent reduction compared to the third quarter of the previous financial year (L115 million). Cost savings achieved during the quarter related mainly to headcount reductions and reduced facility costs as well as reduced spend on development materials and a reduced level of depreciation following exceptional asset write-downs relating to development models in prior periods.

Optical Networks accounted for approximately 40 per cent of the total Core R&D spend during the third quarter (Q3 2002: approximately 36 per cent). Around half of this spend was focused on SDH and in particular the release into customer trials of the Group's new high-capacity SDH platform (MSH2K, MSH64c) and the development of further enhancements to the data-handling capability of the Group's next generation low-capacity SDH platform, the SMA Series 4. The Group also continued to invest in DWDM, targeting feature enhancements across the Group's existing platforms for Core and Metro applications and further upgrades to the Group's network management software.

R&D spend across the Group's Access portfolio, in Europe and North America combined, accounted for a further 23 per cent of total Core R&D (Q3 2002: approximately 32 per cent). The Group has further cut spend on legacy products in North America and Europe to focus on R&D programmes relating to Fixed Wireless Access products, the Access Hub and the recently launched Softswitch.

BBRS accounted for 21 per cent of Core R&D in the quarter (Q3 2002: approximately 17 per cent). Over 50 per cent of this spend was focused on the further development of the Group's multi-service core switch-router, the BXR-48000. Other ongoing initiatives include further enhancements to the Group's ASX1000 and ASX4000 product ranges and the Group's ViPr project, a virtual presence desk-top networking terminal which uses The Group's ATM-based multi-service broadband switch-routing platforms as transport infrastructure.

The remaining 16 per cent of R&D spend in the period related mainly to OPP, wireless software and Other Network Equipment.

CORE OPERATING EXPENSES -- SALES & MARKETING

Core Sales & Marketing expenditure (before exceptional items) amounted to L59 million, a 2 per cent reduction compared to the previous quarter (Q2 2003: L60 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (L107 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, a reduced level of discretionary marketing spend and the closure of overseas sales offices.

CORE OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE

Adjusted administrative expenses (before goodwill amortisation and exceptional items) in the Core amounted to L22 million, a 27 per cent reduction compared to the previous quarter (Q2 2003: L30 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (L40 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's financial restructuring are classified as exceptional costs.

CORE OPERATING EXPENSES -- OTHER

Other Core operating income amounted to approximately L3 million and related mainly to income from properties and royalties as well as a net favourable foreign exchange translation gain. (Q2 2003: L6 million operating expense; Q3 2002: L12 million operating income).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CORE ADJUSTED OPERATING LOSS

                                                                FY03                          FY02
                                             ------------------------------------------   ------------
                                                       Q1             Q2             Q3             Q3
                                             ------------   ------------   ------------   ------------
IN L MILLION
Network Equipment                                     (96)           (83)           (49)           (80)
Network Services                                       (2)             7             20            (32)
Other*                                                (17)           (14)           (12)           (16)
CORE                                                 (115)           (90)           (41)          (128)

---------------

* Other relates mainly to Head Office and other central costs

The Group significantly reduced the adjusted operating loss in its Core business to L41 million during the third quarter, compared to an adjusted operating loss of L90 million in the previous quarter and an adjusted operating loss of L128 million in the third quarter of the previous year.

This substantial improvement was driven by a combination of increased gross margin and reduced operating expenditure resulting from the Group's ongoing operational cost saving initiatives described above.

Network Equipment

The adjusted operating loss in Network Equipment amounted to L49 million, an improvement of L34 million or 41 per cent compared to an adjusted operating loss of L83 million in the previous quarter and an improvement of L31 million or 39 per cent compared to an adjusted operating loss of L80 million in the third quarter of the previous year. Substantial cost reductions achieved in the Group's supply chain and manufacturing operations in Europe and the US as well as in all areas of operating expenditure were the main driver of this improvement and more than offset the reductions in sales volumes across Network Equipment.

Network Services

Network Services recorded a marked increase in adjusted operating profit from L7 million in the second quarter of the financial year to L20 million during the period despite the stable sequential sales profile. This represented a significant increase compared to the third quarter of the previous year when Network Services recorded an adjusted operating loss of L32 million. Improved resource utilisation and other ongoing cost reduction initiatives were the main drivers behind this enhanced performance. The most marked progress was recorded in IC&M as a result of increased efficiency and an improved ratio of in-house to sub-contracted labour, giving rise to greater flexibility in the work-force.

OTHER FINANCIAL ITEMS

EXCEPTIONAL ITEMS

Operating Exceptionals

For the three months to 31 December 2002, exceptional items charged to Group operating loss (including joint ventures) totalled L54 million. Of this amount L7 million was credited to restructuring costs classified within cost of sales and L61 million was charged to administrative expenses.

The L7 million exceptional income arose as a consequence of the Group's manufacturing outsourcing arrangements whereby plc was able to release stock provisions where the corresponding components, previously provided for by the Group, had been utilised by the Group's outsourcing partner.

The L61 million charge, related mainly to exceptional restructuring and reorganisation costs, comprising costs associated with the Group's operational restructuring including headcount reductions (L32 million), site rationalisation (L5 million) and fixed asset impairments (L11 million) as well as costs associated with the Group's financial restructuring (L20 million). These charges were partially offset by a L7 million exceptional gain due to lapses of share options granted to vendors of past acquisitions (MSI and Mariposa).

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                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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In addition, the Group recorded its share of associates' operating exceptional charges, which amounted to L3 million during the quarter.

During the three months to 31 December 2001, exceptional items charged to Group operating loss (including joint ventures) totalled L94 million and related wholly to the Group's operational restructuring.

Non-Operating Exceptionals

For the three months to 31 December 2002, non-operating exceptional charges amounted to L10 million, which related mainly to the disposals of the Group's legacy operations in South Africa and wireless operations in APAC as well as to the write down of fixed asset investments.

During the three months to 31 December 2001, non-operating exceptional income amounted to L341 million and related mainly to gains on disposals of subsidiaries and other fixed assets including Medical Systems, properties and the Group's stakes in Sietel and Lottomattica as well as the mark to market of some of the Group's other investments, namely Lagardere (since disposed) and Easynet.

INTEREST AND FINANCE INCOME

In the three months to 31 December 2002, the Group's net interest charge to the Profit and Loss Account was L51 million (Q3 2002: L66 million).

The charge during the period mainly comprised interest paid and accrued on the Group's bond and bank debt (L60 million). These charges were partially offset by interest received on the Group's cash balance and in relation to the tax repayment received during the period (L4 million).

Finance income amounted to L7 million.

TAXATION

The tax charge during the period was Lnil (Q3 2002: Lnil).

GOODWILL AMORTISATION

The Group incurred a charge of L28 million for goodwill amortisation for the three months to 31 December 2002 compared to a charge of L46 million in the corresponding period of the previous year. This significant reduction was a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002 and the disposal of businesses and related goodwill.

ASSOCIATES

The charge of L11 million for the three months ended 31 December 2002 represents the Group's share of operating losses and exceptional items of Easynet as well as the amortisation of related goodwill. The charge in the three months ended 31 December 2001 was L11 million.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 7.1 pence (Q3 2002: earnings of 2.7 pence).

The loss per share excluding goodwill amortisation and exceptional items was 3.6 pence compared to earnings per share of 4.4 pence in the third quarter of the previous year.

DIVIDEND

In the light of the Group's ongoing financial restructuring, the Board has decided not to propose the payment of a dividend for the year ending 31 March 2003. Furthermore, after the Restructuring, Corp will be restricted from

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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paying dividends under the terms of the indentures governing the New Notes. Accordingly Corp does not expect to pay a dividend in the foreseeable future.

FINANCIAL CONDITION

BALANCE SHEET

Net Assets/Liabilities

As at 31 December 2002, net liabilities before net retirement benefit deficits stood at L2,285 million compared to L2,104 million at 30 September 2002. The L181 million increase in net liabilities was due to the loss incurred during the period partially offset by favourable foreign exchange translation movements.

Fixed Assets

The L638 million of goodwill on the balance sheet at 31 December 2002 relates mainly to the acquisitions of GPT and Reltec and businesses acquired from Nokia and Bosch. The decrease of L34 million from L672 million at 30 September 2002 related mainly to the amortisation charge during the period (L28 million) and foreign exchange translation movements.

Tangible assets decreased by L49 million from L329 million at 30 September 2002 to L280 million at 31 December 2002. This was mainly due to depreciation (L28 million), fixed asset disposals (L19 million) and fixed asset impairments as a result of the downsizing and restructuring of the Core business (L9 million). The fixed asset disposals related mainly to the disposal of the Group's legacy South African operations and various properties in EMEA and APAC. Capital expenditure during the period was restricted to items essential to support the business.

Investments decreased by L15 million from L121 million at 30 September 2002 to L106 million at 31 December 2002. This was mainly due to the Group's share of the losses of joint ventures and associates and the write down of one of the Group's other investments in Australia, offset by an increase in the value of the Group's investment in Bookham Technology plc which was marked to market at the end of the reporting period.

Working Capital

The Group made particularly strong progress in its initiatives to improve working capital management during the period.

At Group level, net stock and contracts in progress reduced by approximately L51 million to L305 million. This was driven primarily by reductions in the Core where net stock and contracts in progress fell by L47 million. These reductions were achieved mainly through improved control and alignment of inventory in-feed with forecast sales demand, improvements in inventory management practices and the continued rationalisation of stock locations. The increase in Core net stock turns from 5.1 in September 2002 to 6.3 in December 2002 reflected this improved utilisation and management of inventory.

Group net debtors decreased by approximately L115 million to L747 million. In the Core, net debtors decreased by approximately L116 million to L726 million. L76 million of the decrease in the Core related to net trade debtors partly as a result of the reduced trading volumes during the period and partly as a result of the Group's continued focus on the management of debtor collection and overdue debts. Net Core trade debtor days decreased from 107 in September 2002 to 100 in December 2002, reflecting the Group's continued focus on cash collections, particularly in Northern Europe and Middle East and in businesses in Network Services. Other debtors and prepayments in the Core decreased by L39 million to L151 million mainly as a result of the release and unwind of advances and prepayments.

Trade, other creditors and accruals fell from L1,142 million at 30 September 2002 to L1,090 million at 31 December 2002, a reduction of L52 million. Trade creditors in the Core were reduced by L37 million to L225 million. Core trade creditor days remained stable at approximately 54 days. Other Creditors, accruals and prepayments on contracts in the Core reduced by L63 million to L442 million. This was mainly due to a lower

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                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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level of contract and payroll-related accruals as a result of the reduced size of the Core business as well as to the settlement of a legal dispute in the field of IT.

Provisions

Provisions for liabilities and charges stood at L452 million at 31 December 2002, a net reduction of L4 million compared to L456 million at 30 September 2002.

Share option provisions amounted to L167 million (September 2002: L176 million). The net reduction of L9 million in share option provisions occurred mainly as a result of the accrued interest on one of the Group's ESOP derivative contracts to new loan agreements and the lapse of options relating to previous acquisitions (namely Mariposa and MSI).

Restructuring provisions amounted to L79 million (September 2002: L69 million). The Group continues to implement its operational restructuring plans and recorded a total exceptional charge of L51 million in the period (including costs arising and settled in the period and a charge to provisions of L25 million). Existing restructuring provisions utilised (L13 million) and released (L3 million) were partially offset by the creation of new provisions, leading to the L10 million net increase in restructuring provisions during the quarter.

The balance included provisions for warranty and contract losses, industrial injury claims, supplier obligations, provisions related to previous disposals and deferred tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

NET DEBT

Group net debt amounted to L2,819 million at 31 December 2002 compared to L2,846 million at 30 September 2002.

The decrease of L27 million achieved during the third quarter resulted from the Group's total cash inflow before use of liquid resources and financing of L29 million. A favourable foreign exchange translation gain of L28 million was offset by a L30 million non-cash reduction in net debt relating to the termination of interest rate and equity swap arrangements converted to new loan agreements during the period.

The following table sets forth the composition of the Group's net debt at 31 December 2002 and 30 September 2002:

                                                              31.12.02    30.09.02
                                                              --------    --------
Euro and US$ Bond Debt                                         1,699       1,695
Syndicate Bank Debt(1)                                         2,114       2,117
Bilateral and Other Bank Debt                                     91         105
Gross Financial Indebtedness                                   3,904       3,917
Cash(2)                                                        1,085       1,071
                                                               -----       -----
Net Financial Indebtedness                                     2,819       2,846
                                                               =====       =====

---------------

1. including L30 million relating to the termination of interest swap and equity derivative arrangements during the quarter and L54 million relating to the conversion of interest swap arrangements to new loan agreements during the first half.

    At 31 December 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of L868 million. Of this, L701 million reflected the cash in the secured accounts described above, L107 million reflected cash collateral placed against bonding facilities; L17 million reflected cash in the Group's captive insurance company and L16 million reflected cash deposited against secured loans in Italy. In addition, L27 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP Derivative Banks in respect of certain previously disposed companies (see "Share Price Risk" for further information).

2. Of the Group's L217 million unrestricted cash held outside of the secured accounts as at 31 December 2002, L110 million was a combination of cash in transit and global working capital balances held at subsidiary level or within the Group's joint ventures with the remaining L107 million held in money market deposits in the Group's Treasury centres.

The Group has not taken into account the impact of its proposed Restructuring when reporting its financial indebtedness position.

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CASH FLOW FOR THE THREE MONTHS ENDED 31 DECEMBER 2002

The Group generated a net cash inflow of L29 million before use of liquid resources and financing during the third quarter. This was driven by a net cash inflow from operating activities before capital expenditure and exceptional items of L72 million partially offset by net exceptional and non-operating cash outflows of L43 million.

During the third quarter, the Group benefited from the receipt of a tax repayment and the lower level of net interest paid in the context of the financial restructuring (see Returns on Investments and Servicing of Finance below), which partially offset the exceptional cash costs relating to the Group's ongoing operating and financial restructuring processes.

Operating Cash Flow

The Group operating loss before exceptional items of L77 million offset by depreciation and amortisation of L56 million and a L93 million reduction in working capital led to the Group's operating cash inflow of L72 million during the period. After a L3 million inflow from net capital expenditure (including proceeds of fixed asset disposals), the Group adjusted operating cash inflow was L75 million.

This was a marked improvement on the adjusted operating cash outflows recorded during the previous quarters of the year (Q1 2003: L99 million; Q2 2003: L68 million) and was driven mainly by the reduced operating losses and improved working capital contributions, particularly in the Core business where adjusted operating cash flow improved from an outflow of L81 million and L43 million in the first and second quarters respectively to an inflow of L66 million in the third quarter. The overall reduction in working capital during the third quarter was largely driven by cash collections from debtors relating to sales in prior periods when trading volumes were higher than current levels as well as the utilisation of inventory, partially offset by a reduction in creditors.

Capital Expenditure and Financial Investment

Gross capital expenditure amounted to L7 million during the period and related primarily to the Core business (L6 million). The Group has maintained capital expenditure well below the level of depreciation, which amounted to L28 million, of which L26 million related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the third quarter, almost L4 million of Core capital expenditure was incurred in Optical Networks and BBRS while a further L1 million was spent in North American Access in relation to the purchase of assets from Jabil as part of the transfer of one of the US facilities to a lower cost location.

The disposal of property and other tangible fixed assets contributed a L9 million cash inflow during the period.

Returns on Investments and Servicing of Finance

Net interest paid during the period amounted to L11 million, comprising interest paid of L18 million relating mainly to the payment of interest accrued on the Group's syndicate bank and bond debt, partially offset by interest received on the Group's cash balance and in relation to the receipt of a tax repayment during the quarter (L7 million).

As part of the proposed restructuring, L435 million is to be distributed to the relevant scheme creditors, of which L95 million represents the payment of due and accrued interest already made on Corp's financial debt. Of this L95 million, L78 million was paid during the first half of the financial year and L17 million was paid during the third quarter. The Group continues to accrue interest on Corp's financial debt and this is reflected in the Group's Profit and Loss account but no further cash payments have been made in this respect since the payment of interest accrued as at 15 October 2002. As disclosed in the Group's Financial Restructuring announcement dated 18 March 2003, in common with Corp's and plc's approach to other scheme claims, pending the outcome of the schemes of arrangement, neither Corp nor plc intends to make payment in respect of its obligations under its syndicate bank or bond debt due during March 2003, in full or in part. Accrued but unpaid interest of Corp and plc at the record date for the schemes of arrangement will form part of the scheme claims.

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Exceptional Cash Flows

The Group incurred operating exceptional cash costs of L82 million during the third quarter. Over half of this amount related to the direct cash cost of severance payments and site rationalisation and closures in the context of the Group's operational restructuring and reorganisation. The balance relates mainly to the payment of fees and expenses to advisors in the context of the Group's financial restructuring and to cash costs associated with the Group's manufacturing outsourcing programme.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of approximately L2 million during the third quarter. This related mainly to the disposal of the Group's legacy South African operations.

Tax

The Group received a net tax repayment of approximately L45 million during the third quarter relating to the repayment of advanced corporation tax in the United Kingdom on foreign income dividends from previous years.

SYNDICATE BANK AND BOND DEBT

At 31 December 2002, drawings under the Group's remaining Syndicated Facility amounted to an equivalent of L2,033 million, comprising of actual drawings of L650 million and US$2,226 million.

At 31 December 2002, Corp had Yankee Bonds outstanding with principal US$1,539 million (L956 million) and Eurobonds outstanding with principal E1,175 million (L766 million).

CUSTOMER FINANCING COMMITMENTS

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from the Group. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 31 December 2002, the Group had vendor finance commitments of approximately L46 million of which L39 million had been drawn. The reduction compared to commitments of L68 million at 30 September 2002 was primarily due to the resolution of two of the Group's outstanding positions.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Group companies had L213 million of such bonds outstanding as at 31 December 2002 with both banks and insurance companies world-wide (30 September 2002: L221 million). Some of these bonds are covered by counter-indemnities from Corp and others have counter-indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing financial restructuring, all new bonds currently have to be fully cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately L107 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

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A maturity profile of all bonds and guarantees outstanding at 31 December 2002 is set out below:

                                                                  31.12.02        30.09.02
IN L MILLION                                                  ------------    ------------
YEAR ENDING 31 MARCH,
2003 or earlier                                                         29              48
2004                                                                    37              31
2005                                                                    16              13
2006                                                                    60              49
2007                                                                    35              27
Thereafter                                                               8               6
No expiry date                                                          28              47
                                                              ------------    ------------
Total                                                                  213             221
                                                              ============    ============

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The Group estimates that as at 31 December 2002, performance bonds with a face value of approximately L70 million have varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

RISK MANAGEMENT

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign exchange risk and share price risk.

LIQUIDITY RISK

The Group has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-core businesses. The Group is currently unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, the Group has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and bondholders (including the bond trustees) and also to Barclays, as the sole ESOP Derivative Bank who, prior to 15 October 2002, committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Group's Syndicate Banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002 and were amended on 13 December 2002. As at 13 September 2002, the balance of the secured accounts was approximately L866 million. At 31 December 2002, the balance of this secured cash amounted to L701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs. The interim security arrangements described above are not affected by the ESOP settlement referred to below.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The schedule, covering the period to the end of June 2003 is expected to be approved by the Group's Syndicate Banks and the ad hoc committee of bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the non-binding indicative heads of terms (and within the agreed timetable, which is currently 15 March 2003). The occurrence of an enforcement event would entitle the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the

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interim security. As at the present date a request has been made to the Group's Syndicate Banks and Ad Hoc Committee of Bondholders for an extension of the timetable for completion of the Restructuring (to 19 May 2003) and plc and Corp are confident that this extension will be granted.

INTEREST RATE RISK

It has in the past been Group policy to maintain at least 50% of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superceded by the requirement to manage immediate liquidity, which involved the cancellation of all outstanding interest-related derivatives positions. Consequently, in the nine months to 31 December 2002, all the Group's out-of-the-money interest rate swap arrangements were converted to new loan agreements. At 31 December 2002, 44 per cent of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 24 per cent were at fixed dollar rates of interest and 20 per cent were at fixed euro rates of interest.

In the three months ended 31 December 2002, the average interest rate received on cash and liquid investments was approximately 2.25 per cent per annum, and 100 per cent of deposits were at floating rates. The largest proportion of investments was in US dollar deposits -- the Group held an average of approximately $770 million in US dollar deposits, earning an average interest rate of approximately 1.5 per cent per annum. These US dollar deposits match in part the US dollar borrowings referred to under Syndicate Bank and Bond Debt above.

FOREIGN EXCHANGE RISK

The Group conducts a significant portion of its business activities outside the United Kingdom in currencies other than sterling. The Group's principal exchange rate exposures relate to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. As a matter of general policy, the Group enters into foreign currency forward exchange contracts in the ordinary course of business to protect itself from adverse currency rate fluctuations on firm contracts where cash receipts or payments are in a foreign currency different from that of the Group business which is contracting with customers or suppliers. These contracts are executed with creditworthy banks. The Group has little or no ability to enter into such contracts at present and does not expect to have such ability unless and until the proposed Restructuring is complete.

The Group also has overseas subsidiaries that incur losses/earn profits and whose net liabilities or net assets are denominated in foreign currencies. It is not the Group's policy to use derivatives to hedge exposures arising from the translation of these overseas losses/profits and net liabilities/assets into pounds sterling. However, approximately 82 per cent of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 62 per cent, denominated in U.S. dollars, formed a hedge for the Group's investment in the United States, and 20 per cent, denominated in euro, formed a hedge for the Group's investment in the euro zone.

If the pound had strengthened such that the average exchange rates used in the translation of the Group's overseas earnings changed by 10 per cent, our reported loss from continuing operations would have been reduced by 7.1 per cent, in the nine months ended 31 December 2002.

SHARE PRICE RISK

The Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOP"). Under these plans, options may be satisfied by way of a transfer of existing plc ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new plc shares.

As previously disclosed, during the first half of calendar year 2000, in order to hedge part of the potential cost of the plans estimated at that time, the Marconi Employee Trust entered into contracts with three banks (the "ESOP Derivative Banks") to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract, of which as at 6 December 2002,
38.5 million remained outstanding. The equity derivative with UBS which related to 10 million shares was consensually closed out on 6 December 2002. The Group's maximum

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exposure under the equity derivative contracts (including the closed out UBS equity derivative) is L337 million, plus accrued finance charges. This level of exposure had accrued as at 31 December 2002. For every 10 per cent movement in the share price, the change in the fair value of the ongoing contracts is immaterial. One of the equity derivative contracts requires (and, before its termination, the UBS equity derivative required) the Marconi Employee Trust to deposit cash collateral with the respective Derivative Banks if the share price falls to certain levels stipulated in the contracts. Corp has, in the past, funded the provision of this collateral. Prior to the close out of the UBS equity derivative (and as at 31 December 2002), L214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised.

The uncollateralised exposure under the ESOP derivative contracts (including the closed out UBS equity derivative) as at 31 December 2002 is comprised of principal of L123 million, together with accrued finance charges of L46 million.

As previously announced, up to L145 million (not including the previously announced L25 million Strategic Communications escrow which benefited all of the ESOP Derivative Banks) was to be set aside into escrow, on the effective date of the Corp Scheme, pending determination of potential liabilities of Group companies to participating ESOP Derivative Banks (those who had undertaken to support the Restructuring) in relation to the ESOP derivative transactions. Only Barclays Bank PLC ("Barclays") elected to participate in these arrangements and on 13 September 2002, Barclays, plc and Corp entered into a restructuring undertaking agreement under which Barclays undertook, subject to certain termination events, to vote in favour of the Restructuring.

On 13 December 2002, a definitive agreement setting out the terms of that proposed escrow arrangement was entered into between, inter alia, plc, Corp and Barclays. The terms of this escrow which would have applied on the effective date of the Restructuring have now been superseded somewhat by the ESOP settlement agreement referred to below.

Corp and plc have reached agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group (subject to obtaining any requisite creditor consents). Under the terms of the settlement, which is conditional upon the Corp scheme of arrangement becoming effective, Corp will pay a total of L35 million (the "Settlement Amount") to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group.

The Settlement Amount will be paid from the fund of up to L170 million (including the Strategic Communications escrow) which was to have been set aside by Corp, as part of the Restructuring, pending resolution of potential liabilities of Group companies to participating ESOP Derivative Banks in relation to the ESOP derivative transactions. The settlement has made available approximately L135 million in cash which will now form part of the L340 million initial cash distribution referred to above (in return for a L123 million reduction in the face value of the New Junior Notes to be issued as part of the Restructuring i.e. equivalent to redemption at 110 per cent of face value). Without the ESOP settlement, the L135 million sum would not have formed part of the initial cash distribution.

INSURANCE RISK MANAGEMENT

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance expenditure are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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NOTES

1      FUNDAMENTAL UNCERTAINTY IN RESPECT OF THE APPLICATION OF THE GOING
       CONCERN BASIS

Corp owes approximately L2.1 billion under a syndicated credit facility (the "Bank Facility") which was due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The Group also has in issue Eurobonds and Yankee Bonds (the "Bonds") with a face value of L1.7 billion. plc guarantees Corp's debt obligations under the Bonds and the Bank Facility. As at 31 December 2002, net debt of the Group stood at approximately L2.8 billion.

On 29 August 2002, plc announced that non-binding indicative Heads of Terms, which set out the principles for the financial restructuring of plc and Corp (the "Restructuring"), had been concluded with the co-ordination committee of syndicate banks and an informal ad hoc committee of Bondholders. On 16 December 2002 plc announced that modifications to the non-binding indicative Heads of Terms had been concluded. The non-binding indicative Heads of Terms envisage that the creditors of plc and Corp, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, new equity and new debt securities of Corp. As part of the restructuring Corp will become the listed parent for the Group and, following completion of its Scheme, it is currently anticipated that plc will be dissolved. The Restructuring will leave existing plc shareholders with 0.5% of the equity in Corp.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The non-binding indicative Heads of Terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the Group. The implementation of this capital structure involves, among other things, the payment of L320 million of cash (in addition to L95 million accrued interest on Corp's financial debt, paid in September and October 2002), the issue of new equity and the issue of new notes with a face value, using 31 December 2002 exchange rates, of approximately L763 million by Corp to its schemed creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders (including the Bond trustees, but excluding Ancrane, a subsidiary of plc which holds Bonds) and also to one of the Group's ESOP Derivative Banks (who committed to support the proposed Restructuring within the required time period). At 31 December 2002, the balance of this secured cash amounted to L701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The current agreed cash flow schedule covers the period to the end of March 2003. A revised schedule, covering the period to the end of June 2003 is expected to be approved by the Group's Syndicate Banks and the Ad Hoc Committee of Bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

When the non-binding indicative Heads of Terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility was due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility, either on demand or on 25 March 2003, gives rise to direct rights on the part of individual syndicate banks to bring actions for recovery of the debt owing to them and, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other

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Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

The fact of the aforementioned payments falling due represents a risk to the Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against Corp or plc. However, Corp and plc are of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the restructuring in accordance with the non-binding indicative Heads of Terms (and within the agreed timetable, which is currently, as mentioned above, 15 March 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security. At the present date, following the delays to the timing of the Restructuring described above, an unwaived enforcement event is continuing, although no enforcement action has been taken. Corp's request for a waiver of this enforcement event is due to be considered by the Group's syndicate banks on 19 March 2003 and by the ad hoc committee of bondholders prior to posting of the Scheme document to Scheme creditors. Corp and plc are confident that a waiver will be granted.

The Restructuring of plc is dependent on approval of the Corp and plc Schemes. Approval of these Schemes will be dependent on, amongst other things, securing the necessary level of support of the Syndicate Banks, Bondholders and other creditors whose claims will be compromised, in the relevant creditors' meetings to be held as part of the Scheme process, as well as the approval of the English court and the granting of a permanent restraining order by the U.S. Bankruptcy Court.

Letters of current intention to support the Restructuring and to vote for the plc and Corp Schemes were obtained from the joint lead coordinators of the Group's Syndicate Banks and from each of the members of the Ad Hoc Bondholder Committee in December 2002. Neither plc nor Corp has received any notice of any changes to this intention.

In the light of the information currently available to them, Corp and plc believe that the Group's bankers, Bondholders and other creditors will support the Restructuring and that all the conditions for the Restructuring will be satisfied. On this basis, plc considers it appropriate to prepare the accounts on the going concern basis. Should the Group's Syndicate Banks, Bondholders and other creditors cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for Corp and plc but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2      ACCOUNTING POLICIES

The more important Group accounting policies are summarised below to facilitate the interpretation of the non-statutory financial statements.

As disclosed in the 2002 Annual Report and Accounts, the Group accounts for pension costs and retirement benefits in accordance with FRS 17. This requires an annual actuarial assessment of the defined benefit pension schemes, which is carried out by the Group's independent actuarial advisers. The Group carried out a further actuarial assessment for the six month period ended 30 September 2002.

ACCOUNTING CONVENTION

The non-statutory financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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BASIS OF CONSOLIDATION

The non-statutory financial statements consolidate the accounts of plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

All Group companies' results and cashflows have been prepared for the three months ended 31 December 2002 and 31 December 2001 with consolidated group balance sheets at 31 December 2002 and 30 September 2002. Consequently, comparative information has not been provided for the consolidated statement of recognised gains and losses and reconciliation of movements in equity shareholders' interests.

TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the Group's percentage interest in sales by their joint ventures. The Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale. Turnover on long term contracts is calculated as a proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period end rates of exchange. Key rates used are as follows:

                                    Average rates                             Period-end rates
                       ----------------------------------------   ----------------------------------------
                       31 DECEMBER   30 September   31 December   31 DECEMBER   30 September   31 December
                              2002           2002          2001          2002           2002          2001
                       -----------   ------------   -----------   -----------   ------------   -----------
US dollar                   1.5389         1.5204        1.4359        1.6098         1.5726        1.4554
Euro                        1.5739         1.5813        1.6239        1.5342         1.5913        1.6346
                       ===========   ============   ===========   ===========   ============   ===========

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

ACQUISITIONS AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cashflows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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FINANCIAL INSTRUMENTS

The Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occurs.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

The Group has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust (MET), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT") has entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of plc shares at the contracted purchase price (including accrued interest) or may cash settle the contracts for a net amount based on the difference between the plc share price and the contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the Group's balance sheet. This liability is calculated by taking the shares under contract and applying the difference between plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either option exercises by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the consolidated balance sheet.

Interest costs on the equity notional are calculated as LIBOR plus a margin less dividends, if any, and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

INTEREST RATE RISK EXPOSURE

The Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the underlying exposure.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

Tangible fixed assets are depreciated using the following rates:

Freehold buildings                         -- 2 per cent to 4 per cent per annum
Leasehold property                         -- over the period of the lease or 50 years for long leases
Plant and machinery                        -- 10 per cent per annum on average
Fixtures, fittings, tools and equipment    -- 10 per cent per annum

LEASED ASSETS

Assets held under finance lease and other similar contracts, which confer rights and obligations similar to those attached to owned asset, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCK

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill at 31 December 2002 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results for the six months to 31 December 2002 have been prorated to provide a three months movement. Loss before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in plc's shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

In the three months ended 31 December 2002 the Group has charged the profit and loss account with L6 million of service cost and L2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003.

SHARE OPTIONS

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. When share options granted lapse, any associated costs that were

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

3 PRINCIPAL ACTIVITIES, (LOSS)/PROFIT CONTRIBUTIONS, MARKETS AND NET ASSETS/(LIABILITIES) EMPLOYED

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                                                                                        Net assets/
                                           (Loss)/profit                   Turnover                    (liabilities)
                                    ---------------------------   ---------------------------   ---------------------------
                                     3 MONTHS TO    3 Months to    3 MONTHS TO    3 Months to
                                     31 DECEMBER    31 December    31 DECEMBER    31 December    31 DECEMBER   30 September
                                            2002           2001           2002           2001           2002           2002
                                       L MILLION      L million      L MILLION      L million      L MILLION      L million
                                    ------------   ------------   ------------   ------------   ------------   ------------
Network equipment                            (49)           (80)           261            407            359            451
Network services                              20            (32)           195            225
Other (including intra-activity
  sales)                                     (12)           (16)            (2)            --              3             11
                                    ------------   ------------   ------------   ------------   ------------   ------------
                                             (41)          (128)           454            632            362            462
Capital                                      (10)            (7)            12            116            (33)           (19)
                                    ------------   ------------   ------------   ------------   ------------   ------------
Continuing operations                        (51)          (135)           466            748            329            443
Discontinued operations                       --             26             --            293             --             --
                                    ------------   ------------   ------------   ------------   ------------   ------------
                                             (51)          (109)           466          1,041            329            443
                                                                  ------------   ------------
Goodwill and goodwill amortisation           (28)           (46)                                         638            672
Operating exceptional items (note
  5a)                                        (54)           (94)
                                    ------------   ------------
                                            (133)          (249)
Associates                                   (11)           (11)                                          57             69
                                    ------------   ------------
Operating loss                              (144)          (260)
Non-operating exceptional items
  (note 5b)                                  (10)           341
Net interest payable and interest
  bearing assets and liabilities             (51)           (66)                                      (2,807)        (2,838)
Net finance income                             7             61
Unallocated net liabilities                                                                             (943)          (889)
                                    ------------   ------------                                 ------------   ------------
                                            (198)            76                                       (2,726)        (2,543)
                                    ============   ============                                 ============   ============

The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Capital comprises the businesses the Group manages for value and ultimately for disposal. The Group's share of joint ventures' (loss)/profit, turnover and net assets are included under Capital.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the period since 31 December 2001. The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates in the three months amounted to L6 million (31 December 2001 L10 million). Purchases from joint ventures and associates amounted to Lnil (31 December 2001 L4 million).

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                         To customers in the
                                           United Kingdom           To customers overseas
                                      -------------------------   -------------------------
                                      3 MONTHS TO   3 Months to   3 MONTHS TO   3 Months to
                                      31 DECEMBER   31 December   31 DECEMBER   31 December
                                             2002          2001          2002          2001
                                        L MILLION     L million     L MILLION     L million
                                      -----------   -----------   -----------   -----------
Network equipment                              63            80           198           327
Network services                               61           141           134            84
Other (including intra-activity
  sales)                                       --            --            (2)           --
                                      -----------   -----------   -----------   -----------
                                              124           221           330           411
Capital                                        --            71            12            45
                                      -----------   -----------   -----------   -----------
Continuing operations                         124           292           342           456
Discontinued operations                        --            31            --           262
                                      -----------   -----------   -----------   -----------
                                              124           323           342           718
                                      ===========   ===========   ===========   ===========

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
United Kingdom                                                        124           323
The Americas                                                          137           323
Rest of Europe                                                        137           305
Africa, Asia and Australasia                                           68            90
                                                              -----------   -----------
                                                                      466         1,041
                                                              ===========   ===========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

ANALYSIS OF CORE SEGMENT TURNOVER BY PRODUCT GROUPING

                                                              3 MONTHS TO 31   3 Months to 31
                                                               DECEMBER 2002    December 2001
                                                                   L MILLION        L million
                                                              --------------   --------------
Optical networks                                                         96              189
Broadband switching                                                      32               40
European access                                                          69               85
Outside plant & power                                                    30               48
North American access                                                    23               24
Other network equipment                                                  11               21
                                                              -------------    -------------
Network equipment                                                       261              407
Installation, commissioning and maintenance                              93              122
Value-added services                                                    102              103
                                                              -------------    -------------
Network services                                                        195              225
Other (including intra-activity sales)                                   (2)              --
Capital (including joint ventures of Lnil (2001 L79
  million))                                                              12              116
                                                              -------------    -------------
Continuing operations                                                   466              748
Discontinued operations                                                  --              293
                                                              -------------    -------------
                                                                        466            1,041
                                                              =============    =============

ANALYSIS OF OPERATING LOSS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS BY TERRITORY OF ORIGIN

                                     Loss                            Turnover                Net assets/(liabilities)
                        -------------------------------   -------------------------------   --------------------------
                        3 MONTHS TO 31   3 Months to 31   3 MONTHS TO 31   3 Months to 31   31 DECEMBER   30 September
                         DECEMBER 2002    December 2001    DECEMBER 2002    December 2001          2002           2002
                             L MILLION        L million        L MILLION        L million     L MILLION      L million
                        --------------   --------------   --------------   --------------   -----------   ------------
United Kingdom                    (11)              (17)            178              339            408            435
The Americas                       (2)              (31)            139              338             54             60
Rest of Europe                    (34)              (56)            115              274           (129)           (75)
Africa, Asia and
  Australasia                      (4)               (5)             34               90             (4)            23
                        -------------     -------------   -------------    -------------    -----------   ------------
                                  (51)             (109)            466            1,041            329            443
                        =============     =============   =============    =============    ===========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

4      OPERATING (LOSS)/PROFIT (EXCLUDING JOINT VENTURES)

GROUP

                                                            3 MONTHS TO 31 DECEMBER 2002
                                                     ------------------------------------------
                                                     CONTINUING   EXCEPTIONAL ITEMS       TOTAL
                                                      L MILLION           L MILLION   L MILLION
                                                     ----------   -----------------   ---------
Turnover                                                    466                  --         466
Cost of sales                                              (364)                  7        (357)
                                                     ----------   -----------------   ---------
GROSS PROFIT                                                102                   7         109
Selling and distribution expenses                           (61)                 --         (61)
  Administrative expenses -- other                          (22)                (60)        (82)
  Research and development                                  (71)                 --         (71)
  Goodwill amortisation                                     (28)                 --         (28)
Administrative expenses -- total                           (121)                (60)       (181)
Other operating income                                        3                  --           3
                                                     ----------   -----------------   ---------
OPERATING LOSS                                              (77)                (53)       (130)
                                                     ==========   =================   =========

                                                       3 Months to 31 December 2001
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                        669            293                  --         962
Cost of sales                                  (547)          (195)                (19)       (761)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             122             98                 (19)        201
Selling and distribution expenses              (110)           (32)                 --        (142)
  Administrative expenses -- other              (52)           (15)                (75)       (142)
  Research and development                     (126)           (18)                 --        (144)
  Goodwill amortisation                         (44)            (2)                 --         (46)
Administrative expenses -- total               (222)           (35)                (75)       (332)
Other operating income/(expense)                 21             (4)                 --          17
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (189)            27                 (94)       (256)
                                         ==========   ============   =================   =========

Exceptional items are shown in further detail in note 5.

The Group disposed of Medical, Data and Commerce Systems during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

5      EXCEPTIONAL ITEMS

These charges have been analysed as follows:

A      OPERATING EXCEPTIONAL ITEMS

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
Reversal of stock write-downs and related costs                        --              1
Restructuring costs/(credits)                                           7            (20)
                                                              -----------    -----------
Included in cost of sales                                               7            (19)
                                                              -----------    -----------
Impairment of tangible fixed assets                                    (9)            --
Restructuring and reorganisation costs                                (51)           (63)
Systems implementation costs                                           --            (11)
Charges in respect of doubtful debts                                   --             (1)
                                                              -----------    -----------
Included in administrative expenses                                   (60)           (75)
                                                              -----------    -----------
Group operating exceptional items                                     (53)           (94)
Share of joint ventures' operating exceptional items                   (1)            --
Group share of associates' operating exceptional items                 (3)            --
                                                              -----------    -----------
Total operating exceptional items                                     (57)           (94)
                                                              ===========    ===========

(i) In the three months ended 31 December 2002 L7 million was credited to restructuring costs classified within cost of sales. This arose as a consequence of the manufacturing outsourcing arrangement with Jabil Circuits Inc whereby the Group was able to release stock provisions where the components had been utilised. In the three months ended 31 December 2001 a charge of L20 million was incurred in respect of such inventory.

(ii) In the three months ended 31 December 2002 a charge of L9 million was booked for impairment of Italian fixed assets and UK and US buildings in continuing operations.

(iii) As part of the Group's cost reduction actions, a charge of L51 million was recorded during the three months to 31 December 2002 associated with employee severance, site rationalisation costs and other restructuring costs (31 December 2001 L63 million).

      The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring.

(iv) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. During the three months ended 31 December 2001 charges of L11 million were incurred in this respect.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

ANALYSIS BY SEGMENT (INCLUDING JOINT VENTURES)

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
Network equipment & services                                          (65)           (98)
Other                                                                  14             10
                                                              -----------    -----------
                                                                      (51)           (88)
Capital                                                                (3)            13
                                                              -----------    -----------
Continuing operations                                                 (54)           (75)
Discontinued operations                                                --            (19)
                                                              -----------    -----------
                                                                      (54)           (94)
                                                              ===========    ===========
United Kingdom                                                        (34)           (81)
The Americas                                                           (4)            20
Rest of Europe                                                        (13)           (31)
Africa, Asia and Australasia                                           (3)            (2)
                                                              -----------    -----------
                                                                      (54)           (94)
                                                              ===========    ===========

B      NON-OPERATING EXCEPTIONAL ITEMS

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
(Loss)/gain on disposal of discontinued operations                     (1)          151
(Loss)/gain on disposal of fixed assets and investments in
  continuing operations
  (Loss)/gain on disposals of subsidiaries and other fixed
     assets                                                            (8)          124
  Amounts written off investments                                      (1)           66
                                                                       (9)          190
                                                              -----------   -----------
Included in non-operating exceptional items                           (10)          341
                                                              ===========   ===========

---------------

(i) The three months charge to 31 December 2002 comprised of a L1 million additional charge on the disposal of discontinued operations and a L8 million net loss on disposal of other businesses and fixed assets in continuing operations. The L1 million net loss related to the revaluation of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost less provision for impairment.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

C      EXCEPTIONAL CASH FLOWS

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
Operating
  Restructuring costs                                                 (77)          (71)
  Systems implementation costs                                         (5)           (8)
  Other                                                                --           (28)
                                                              -----------   -----------
                                                                      (82)         (107)
                                                              -----------   -----------
Non-operating
  Disposal of tangible fixed assets                                     8            67
  Sale of interests in subsidiary companies and associates              3           810
Repurchase of bonds                                                    --           (59)
                                                              -----------   -----------
                                                                       11           818
                                                              -----------   -----------

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 19(d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 19(e).

6      NET INTEREST PAYABLE

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
Interest receivable
  Loans and deposits                                                    5            --
  Other                                                                 4            --
                                                              -----------   -----------
Interest receivable -- total                                            9            --
                                                              -----------   -----------
Interest payable
  Bank loans and overdrafts                                           (30)          (24)
  Other                                                               (30)          (42)
                                                              -----------   -----------
Interest payable -- total                                             (60)          (66)
                                                              -----------   -----------
Net interest payable                                                  (51)          (66)
                                                              -----------   -----------

7      TAX

A      DEFERRED TAXATION LIABILITIES

                                                                    Group
                                                                L million
                                                                ---------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges                  (6)
                                                                ---------
AT 30 SEPTEMBER AND 31 DECEMBER 2002                                   (6)
                                                                =========

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

B      RECONCILIATION OF CURRENT TAXATION CHARGE FOR THE PERIOD

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
(Loss)/profit before tax                                             (198)            76
Tax credit/(charge) on loss at a standard rate of 34%
  (31 December 2001 34%)                                               67            (26)
Non-deductible goodwill impairment, amortisation and other
  similar items                                                       (33)           100
Tax losses and other deferred tax items not recognised in
  current tax                                                         (34)           (74)
                                                              -----------    -----------
Current tax charge for the period                                      --             --
                                                              ===========    ===========

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

C      FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L820 million at 31 December 2002 have not been recognised in respect of operating losses and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 31 December 2002 of L820 million are amounts that may be forfeited or restricted as a consequence of the planned restructuring of the Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forfeited.

8      (LOSS)/EARNINGS PER SHARE

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,792.6 million ordinary shares (31 December 2001 2,789.6 million ordinary shares) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

RECONCILIATION OF (LOSS)/EARNINGS PER SHARE EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

                                                          3 MONTHS TO            3 Months to
                                                        31 DECEMBER 2002       31 December 2001
                                                      --------------------   --------------------
                                                                  LOSS PER               Loss per
                                                           LOSS      SHARE        LOSS      SHARE
                                                      L MILLION      PENCE   L MILLION      PENCE
                                                      ---------   --------   ---------   --------
(Loss)/earnings and basic (loss)/earnings per share        (198)      (7.1)         75        2.7
Exceptional items (note 5)
  Operating exceptional items                                54        1.9          94        3.4
  Group share of associate's operating exceptional
     items                                                    3        0.1          --         --
  Non-operating exceptional items                            10        0.4        (341)     (12.2)
Goodwill amortisation                                        30        1.1          48        1.7
                                                      ---------   --------   ---------   --------
                                                           (101)      (3.6)       (124)      (4.4)
                                                      =========   ========   =========   ========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

9      GOODWILL

                                                                   Cost
                                                              L million
                                                              ---------
At 1 October 2002                                                 6,075
  Adjustments in respect of prior year acquisitions                  (4)
  Exchange rate adjustment                                          (89)
                                                              ---------
AT 31 DECEMBER 2002                                               5,982
                                                              =========

                                                              Amortisation
                                                                 L million
                                                              ------------
At 1 October 2002                                                   (5,403)
  Charged to profit and loss account                                   (28)
  Exchange rate adjustment                                              87
                                                              ------------
AT 31 DECEMBER 2002                                                 (5,344)
                                                              ============
NET BOOK VALUE AT 31 DECEMBER 2002                                     638
Net book value at 30 September 2002                                    672
                                                              ============

Following the continued difficult market conditions a further review of the carrying value of goodwill has been undertaken at 31 December 2002.

The average discount rate applied to the future cash flows is 15 per cent. and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the three months to 31 December 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the directors acknowledge that they are likely to have to continue to review their assumptions against future performance.

10     TANGIBLE FIXED ASSETS

                                                                                             Fixtures,    Payments on
                                                          Leasehold property                 fittings,    account and
                                              Freehold   ---------------------   Plant and   tools and   assets under
                                              property        Long       Short   machinery   equipment   construction       Total
Group                                        L million   L million   L million   L million   L million      L million   L million
-----                                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
Cost at 1 October 2002                             128           9           8         373         544            --        1,062
  Exchange rate adjustment                           1          --          --           2           1            --            4
  Additions                                         --          --          --           5           2            --            7
  Disposals                                        (17)         (7)         --         (25)        (17)           --          (66)
  Businesses disposed                               --          --          --          (6)        (17)           --          (23)
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
COST AT 31 DECEMBER 2002                           112           2           8         349         513            --          984
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
Depreciation at 1 October 2002                      37           2           5         258         431            --          733
  Exchange rate adjustment                          --          --          --          --          (2)           --           (2)
  Charged to profit and loss account                --          --          --           8          20            --           28
  Impairment of fixed assets                        --          --          --          --           9            --            9
  Disposals                                         (4)         (1)         --         (24)        (17)           --          (46)
  Businesses disposed                               --          --          --          (4)        (14)           --          (18)
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
DEPRECIATION AT 31 DECEMBER 2002                    33           1           5         238         427            --          704
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
NET BOOK VALUE AT 31 DECEMBER 2002                  79           1           3         111          86            --          280
Net book value at 30 September 2002                 91           7           3         115         113            --          329
                                             =========   =========   =========   =========   =========   ===========    =========

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

11     FIXED ASSET INVESTMENTS

A      JOINT VENTURES, ASSOCIATES AND OTHER

                                          Shares                                 Share of
                                       Cost less                                     post
                                         amounts    Goodwill       Goodwill   acquisition
                                     written off        cost   amortisation      reserves       Total
JOINT VENTURES AND ASSOCIATES          L million   L million      L million     L million   L million
-----------------------------        -----------   ---------   ------------   -----------   ---------
At 1 October 2002                            334         79             (47)         (262)        104
Profits less losses retained                  --         --              --           (13)        (13)
Goodwill amortisation                         --         --              (2)           --          (2)
                                     -----------   --------    ------------   -----------   ---------
AT 31 DECEMBER 2002                          334         79             (49)         (275)         89
                                     ===========   ========    ============   ===========   =========

                                                                Cost or
                                                              valuation   Provisions       Total
OTHER INVESTMENTS                                             L million    L million   L million
-----------------                                             ---------   ----------   ---------
At 1 October 2002                                                   321         (304)         17
Disposals, impairments and repayments                                --           (4)         (4)
Reversal of past impairment of listed investments                    --            4           4
                                                              ---------   ----------   ---------
AT 31 DECEMBER 2002                                                 321         (304)         17
                                                              =========   ==========   =========
JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS AT 31
  DECEMBER 2002                                                                              106
Joint ventures, associates and other investments at 30
  September 2002                                                                             121
                                                                                       ---------

During the 3 months to 31 December 2002, amortisation of L2 million (31 December 2001 L2 million) was charged for goodwill relating to Easynet Group Plc.

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                               31 DECEMBER   30 September
                                                                      2002           2002
                                                                 L MILLION      L million
                                                               -----------   ------------
Other investments -- listed in the United Kingdom                       12              8
                                                               ===========   ============

The aggregate historic cost of the listed fixed asset investments was L49 million at 31 December 2002 (30 September 2002 L49 million).

No provision has been made for taxation (30 September 2002 Lnil) which could arise if these investments were realised at the values stated.

At 14 March 2003 the market value of the investments shown above was, in aggregate, L11 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

                                                                     Voting                   Country of
CORE BUSINESSES                                                      rights                Incorporation
---------------                                                      ------                -------------
Networks equipment and services
  Marconi Communications Ltd.                                         100%                 Great Britain
  Marconi Communications S.p.A.                                       100%                         Italy
  Marconi Communications Inc.                                         100%                           USA
  Marconi Communications GmbH.                                        100%                       Germany

                                                                                 Number      Country of
ASSOCIATED COMPANIES         Class of shares                                       held   Incorporation
--------------------         ---------------                                 ----------   -------------
Ultramast Ltd.               Ordinary shares of 100 pence            50.0%          500   Great Britain
Easynet Group Plc            Ordinary shares of 4 pence                      30,940,597   Great Britain
                             Convertible non-voting ordinary                 48,553,661
                             shares of 4 pence
                               Equity share                          71.6%
                               Voting share                          49.6%

The principal activity of Ultramast Limited is to build and market telecommunications masts for use by mobile and fixed wireless network operations.

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results for the six month period to 31 December 2002 have been prorated for inclusion in the Group's results for the three months ended 31 December 2002 and the results for the six month period ended 31 December 2001 for inclusion in the Group's results for the three months ended 31 December 2001. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 31 December 2002.

B      INVESTMENT IN PLC SHARES

The Marconi Employee Trust (MET), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 1 December 1999. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 1,208,545 plc ordinary 5p shares at 31 December 2002, with a market value of Lnil. Dividends receivable by MET from plc have been waived.

The GEC Employee Share Trust (EST), a discretionary trust for certain employees and former employees of plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,135,644 plc ordinary 5p shares at 31 December 2002, with a market value of Lnil. Dividends receivable by EST from plc have not been waived.

The GEC Special Purpose Trust, the Marconi Employee Trust and the GEC Employee Share Trust have been consolidated. All operating expenses incurred are charged to the Group profit and loss account.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

12     STOCKS AND CONTRACTS IN PROGRESS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Raw materials and bought out components                                63            104
Work in progress                                                      109            119
  Payments on account                                                  (2)            (3)
Long-term contract work in progress                                    20             21
Finished goods                                                        115            115
                                                              -----------   ------------
                                                                      305            356
                                                              ===========   ============

13     DEBTORS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Amounts falling due within one year
  Trade debtors                                                       559            628
  Amounts owed by joint ventures and associates                        30             35
  Other debtors                                                        58             91
  Prepayments and accrued income                                       48             49
                                                              -----------   ------------
                                                                      695            803
                                                              -----------   ------------
Amounts falling due after more than one year
  Trade debtors                                                         2              3
  Other debtors                                                        43             48
  Prepayments and accrued income                                        7              8
                                                              -----------   ------------
                                                                      747            862
                                                              ===========   ============

Amounts owed by joint ventures and associates relate to trading balances.

14    CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

CASH AT BANK AND IN HAND

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
  Cash and bank deposits repayable on demand                          921            927
  Other cash deposits                                                 164            144
                                                              -----------   ------------
Cash at bank and in hand                                            1,085          1,071
                                                              ===========   ============
Included in the amounts above are restricted cash of
                                                              -----------   ------------
Secured                                                               744            775
Collateral against bonding facilities                                 107             79
Held by captive insurance company                                      17             18
Other                                                                  --              8
                                                              -----------   ------------
Restricted cash                                                       868            880
Unrestricted cash                                                     217            191
                                                              -----------   ------------
Cash at bank and in hand                                            1,085          1,071
                                                              ===========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Of the secured cash, L701 million (30 September 2002 L735 million) relates to amounts held under an interim security arrangement by the Group's Syndicate Banks and Bondholders and also to ESOP Derivative Banks granted on 13 September 2002. A further L27 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business (30 September 2002 L25 million) and L16 million (30 September 2002 L15 million) relates to cash deposited against secured loans in Italy.

15     CREDITORS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                                            2,174          2,145
     Other                                                             --             11
  Debenture loans                                                      --             32
  Obligations under finance leases                                     --              2
                                                              -----------   ------------
                                                                    2,174          2,190
  Payments received in advance                                         73             72
  Trade creditors                                                     258            284
  Amounts owed to joint ventures and associates                         9              9
  Current taxation                                                    345            306
  Other taxation and social security                                   14              5
  Other creditors                                                     108            141
  Accruals and deferred income                                        272            309
                                                              -----------   ------------
                                                                    3,253          3,316
                                                              ===========   ============
Amounts falling due after more than one year
  Bank loans                                                           25             25
  Bonds                                                             1,699          1,695
  Obligations under finance leases                                      6              7
                                                              -----------   ------------
                                                                    1,730          1,727
Other creditors                                                        11             16
                                                              -----------   ------------
                                                                    1,741          1,743
                                                              ===========   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

16     BORROWINGS

                                                                31 DECEMBER    30 September
                                                                       2002            2002
                                                                  L MILLION       L million
                                                                -----------    ------------
Bank loans and overdrafts
  Secured                                                                15              17
  Unsecured                                                           2,184           2,164
Unsecured debenture loans                                                --              32
Bonds                                                                 1,699           1,695
Obligations under finance leases                                          6               9
                                                                -----------    ------------
                                                                      3,904           3,917
Less amounts falling due within one year                             (2,174)         (2,190)
                                                                -----------    ------------
                                                                      1,730           1,727
                                                                ===========    ============
Analysis of repayments of long-term borrowings
  Bank loans
     Between one and two years                                            4               4
     Between two and five years                                          12              12
     In more than five years                                              9               9
  Bonds
     Between two and five years                                         278             270
     In more than five years                                          1,421           1,425
  Finance leases
     Between two and five years                                          --               1
     In more than five years                                              6               6
                                                                -----------    ------------
                                                                      1,730           1,727
                                                                ===========    ============
Bonds
  Repayable at par wholly within five years (average rate
     5.6 per cent)                                                      278             270
  Repayable at par wholly after five years (average rate 7.5
     per cent)                                                        1,421           1,425
                                                                ===========    ============

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L479 million refer to Corp's 6.375 per cent. Eurobond due 2010, L471 million refer to Corp's 7.75 per cent. Yankee Bond due 2010, and L471 million refer to Corp's 8.375 per cent. Yankee Bond due 2030.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

17     PROVISIONS FOR LIABILITIES AND CHARGES

                                                      Share     Deferred
                                 Restructuring      options          tax        Other        TOTAL
                                     L million    L million    L million    L million    L MILLION
                                 -------------    ---------    ---------    ---------    ---------
At 1 October 2002                           69          176            6          205          456
  Exchange rate adjustment                   2           --           --           (8)          (6)
  Disposals                                 (1)          --           --           --           (1)
  Charged                                   25            5           --           17           47
  Released                                  (3)          (3)          --          (10)         (16)
  Utilised                                 (13)         (11)          --           (4)         (28)
                                 -------------    ---------    ---------    ---------    ---------
At 31 December 2002                         79          167            6          200          452
                                 =============    =========    =========    =========    =========

Share option provisions mainly comprise amounts owed on contracts taken out with ESOP Derivative Banks to fix the future price at which the Group could purchase shares to satisfy employee share option liabilities. The release in the period relates mainly to the reduction of a provision held for employees of previously acquired companies whose options have lapsed. The utilisation in the period relates mainly to the conversion of accrued interest on the ESOP derivatives into borrowings. An agreement to settle the ESOP derivative is explained in note 22.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Other provisions mainly comprise the expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

18     DISPOSALS

On 4 October 2002 the Group disposed of Marconi Communications Israel Limited and on 24 December 2002 the Group disposed of ATC Pty Ltd for cash consideration totalling L3 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

19     CASH FLOW

A      NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                3 MONTHS TO
                                                                31 DECEMBER
                                                                       2002
                                                                -----------
                                                                      TOTAL
                                                                 CONTINUING
                                                                  L MILLION
                                                                -----------
Group operating loss after exceptional items                           (130)
Operating exceptional items                                              53
                                                                -----------
Group operating loss before exceptional items                           (77)
Depreciation charge                                                      28
Goodwill amortisation                                                    28
Decrease in stock                                                        51
Decrease in debtors                                                     114
Decrease in creditors                                                   (68)
Decrease in provisions                                                   (4)
                                                                -----------
                                                                         72
                                                                ===========

                                                              3 Months to 31 December 2001
                                                        ----------------------------------------
                                                        Continuing    Discontinued         TOTAL
                                                         L million       L million     L MILLION
                                                        ----------    ------------    ----------
Group operating loss after exceptional items                  (256)             --          (256)
Operating exceptional items                                     75              19            94
                                                        ----------    ------------    ----------
Group operating loss before exceptional items                 (181)             19          (162)
Depreciation charge                                             49               6            55
Goodwill amortisation                                           44               2            46
(Increase)/decrease in stock                                  (213)             16          (197)
Decrease/(increase) in debtors                                 185              (8)          177
Decrease in creditors                                          (96)            (10)         (106)
Increase in provisions                                         207               3           210
                                                        ----------    ------------    ----------
                                                                (5)             28            23
                                                        ==========    ============    ==========

B      RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
Income from loans, deposits and investments                               7              --
Interest paid                                                           (18)            (51)
                                                                -----------    ------------
                                                                        (11)            (51)
                                                                ===========    ============

Of the above amount, continuing operations account for an outflow of L11 million (31 December 2001 L48 million) and discontinued operations an outflow of Lnil (31 December 2001 L3 million).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

C      TAX RECEIVED/(PAID)

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
UK corporation tax received/(paid)                                       46             (10)
Overseas tax paid                                                        (1)             --
                                                                -----------    ------------
                                                                         45             (10)
                                                                ===========    ============

Tax repayments of L46 million were received during the 3 months ended 31 December 2002 (31 December 2001 Lnil repayments). Continuing operations account for L45 million inflow (31 December 2001 L10 million outflow) and discontinued operations Lnil (31 December 2001 Lnil).

D      CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
Purchases of tangible fixed assets                                       (7)            (57)
Purchases less sales of fixed asset investments                           1              77
Sales of tangible fixed assets                                            9              76
                                                                -----------    ------------
                                                                          3              96
                                                                ===========    ============

Sales of tangible fixed assets shown above includes an amount of L8 million (31 December 2001 L67 million) in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an inflow of L3 million (31 December 2001 L75 million) and discontinued operations an inflow of Lnil (31 December 2001 L21 million).

E      ACQUISITIONS AND DISPOSALS

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Investments in subsidiary companies                                     --            (11)
Investments in joint ventures                                           --             22
Sales of interests in subsidiary companies and associates                3            768
Net overdraft/(cash) disposed with subsidiary companies                 (1)           (21)
                                                              ------------   ------------
                                                                         2            758
                                                              ============   ============

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

F      NET CASH OUTFLOW/(INFLOW) FROM MANAGEMENT OF LIQUID RESOURCES

Comprising term deposits generally of less than one year and other readily disposable current asset investments

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Deposits withdrawn from banks and similar financial
  institutions                                                          --            (42)
Deposits made with banks and similar financial institutions             23             --
                                                              ------------   ------------
                                                                        23            (42)
                                                              ============   ============

G      NET CASH OUTFLOW FROM FINANCING

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Decrease in bank loans, debenture loans and finance leases               9              3
Decrease in bonds                                                       --             51
                                                              ------------   ------------
                                                                         9             54
                                                              ============   ============

20     ANALYSIS OF NET MONETARY DEBT

                                                                Acquisitions/
                                                                    disposals
                                                                   (excluding       Other
                                    At 1 October                     cash and    non-cash   Exchange rate   AT 31 DECEMBER
                                            2002    Cash flow     overdrafts)     changes      adjustment             2002
                                       L million    L million       L million   L million       L million        L MILLION
                                    ------------   ----------   -------------   ---------   -------------   --------------
Cash at bank and in hand                     927           (1)             --         --               (5)             921
Overdrafts                                   (26)          (2)             --         --                1              (27)
                                                           (3)
Liquid resources                             144           23              --         --               (3)             164
Amounts falling due within one
  year
  Bank loans                              (2,130)           6              --        (62)              39           (2,147)
  Debenture loans                            (32)          --              --         32               --               --
  Finance leases                              (2)           3              --         (1)              --               --
Amounts falling due after more
than one year
  Bank loans                                 (25)          --              --         --               --              (25)
  Bonds                                   (1,695)          --              --         --               (4)          (1,699)
  Finance leases                              (7)          --              --          1               --               (6)
                                                            9
                                    ------------   ----------   -------------   --------    -------------   --------------
                                          (2,846)          29              --        (30)              28           (2,819)
                                    ============   ==========   =============   ========    =============   ==============

The non-cash movement in bank loans results from the settling of an interest rate swap, an ESOP swap and a debenture loan by way of an increase in the Group's borrowings.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

21     CONTINGENT LIABILITIES

                                                              30 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Contingent liabilities at period end                                   30             30
                                                              ===========   ============

The Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The Group has also provided third party guarantees and Performance Bonds. The total amount disclosed above represents Corp and plc's best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

22     POST BALANCE SHEET EVENTS

On 7 February 2003 the Group announced that it had agreed in principle with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This settlement is conditional upon the Corp Scheme of Arrangement becoming effective. At this point, all claims against plc, Corp and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of L169 million will be released for a consideration of L35 million.

On 24 February 2003, plc announced that, following approval from the High Court in the United Kingdom, Corp had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, plc received net cash proceeds of approximately L41 million.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                     PART B

                         UPDATED FINANCIAL INFORMATION

As previously disclosed in the 16 December 2002 announcement, in order to facilitate the Restructuring discussions, certain non-public information (the "Information") has been presented to the Syndicate Banks and certain bondholders. Prior to the presentation of the Information, Corp and plc entered into non-disclosure agreements with certain of the bondholders which required Corp and plc to publish the Information on a specified date and which restricted such bondholders from dealing in Corp and plc securities until the publication of the Information. In order to facilitate this announcement, Corp and plc agreed to publish such Information at the conclusion of these discussions.

The Information contained in this Part B of this Appendix has been prepared based on certain assumptions and projections with respect to the Group's revenue generating capability, capital expenditures and operating expenses and trading conditions in the telecommunications equipment market and on the basis of information known at the time it was prepared. The Information was prepared by Group management for internal purposes and not with a view to public disclosure.

The assumptions used in preparing the Information are inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Neither Corp nor plc gives any assurance that the assumptions that underpin the Information are correct or that the projections and estimates contained in this Part B of this Appendix will reflect actual results of operations and cash flows. No representation is made or intended to be made with respect to the likely existence of any particular future set of facts or circumstances. No reliance should be placed on the Information or any part of it and it is not intended to persuade or incite anyone to engage in investment activity. Neither Corp nor plc will be publishing any updates in relation to any part of the Information.

Corp and plc are providing the following statement by way of general caution and in order to utilise the "Safe Harbor"provision of the US Private Securities Litigation Reform Act of 1995. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risk and uncertainties and can be affected by other factors which are beyond the control of plc and its subsidiaries, including Corp, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance and achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at the Group's or its strategic suppliers' key facilities; changes in tax, environmental and other laws and regulations, which, among other things, could cause the Group to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for the Group's products. These factors and other factors that could affect these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

ILLUSTRATIVE FISCAL 2005 ANALYSIS

The Group's Sensitised Business Plan, as published on 29 August 2002 and 16 December 2002, has been refined as part of the Group's ongoing forecasting process. As described in the 29 August 2002 announcement and the Q2 trading update announcement of 22 October 2002, the Group's Sensitised Business Plan was based on the Group's Business Plan forecasts prepared in April 2002, to which a set of sensitivities were applied to reflect the scenario of more difficult market conditions and, in particular, a delay in market recovery beyond the end of 2003 as assumed in the Business Plan.

The market for telecommunications equipment and services remains difficult. During the first three quarters of the current financial year the annualised rate of Core sales has declined by around 10 per cent. from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Corp and plc do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the current financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern of customer demand in previous years.

Furthermore, Corp and plc believe that market volumes are likely to contract further during the next financial year and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by a further 5 per cent. during the next financial year compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its targets to achieve a gross margin run-rate in the range of 24 to 27 per cent. of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent. of Core sales during the next financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below L450 million during the next financial year and thereby reduce its estimated breakeven level of sales to below L1.7 billion.

The numbers in the illustrative analysis for fiscal 2005 have been reduced from the numbers presented in the Sensitised Business Plan published on 29 August 2002 and the updates provided in the 16 December 2002 announcement. These reductions reflect the difficulty in forecasting a market recovery and the additional cost saving measures that the Group has taken. Although it is difficult to predict the timing of a market upturn, the measures taken by the Group should position the Group well to benefit from any increase in demand, both financially and operationally.

                                                                 Year ended
                                                              31 March 2005
                                                                  L million
                                                              -------------
Sales
Rest of World                                                         1,305
US Business                                                             510
                                                              -------------
Total Sales                                                           1,815
Gross Profit
Rest of World                                                           365
US Business                                                             178
                                                              -------------
Gross Profit                                                            543
EBITDA
Rest of World                                                           104
US Business                                                              64
                                                              -------------
Total EBITDA                                                            168
                                                              =============

CASH TO BE RETAINED BY THE GROUP IMMEDIATELY FOLLOWING THE RESTRUCTURING

Corp and plc expect the Restructuring to be completed by no later than 31 May 2003. The tables below show projected financial information for the Group as at that date.

Since the 16 December 2003 announcement, the Group has refined the projected cash it will need to retain after the Restructuring for the purposes of working capital, funding to breakeven and other restricted cash requirements. The expected cash balance retained has been reduced from L724 million to L602 million primarily as a result of the removal of the ESOP escrow.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 4: PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

The estimated cash balances as at 31 May 2003, assuming the Corp Scheme becomes effective on that date, are as follows:

                                                                  L million
                                                              -------------
Projected net cash outflows to breakeven (including net
  interest payable) (note 1)                                             96
Global working capital (note 2)                                         112
Cash in transit (note 3)                                                 30
Working capital retained for Core business (note 4)                     197
Cash collateralisation of performance bonds (note 5)                    167
                                                              -------------
                                                                        602
                                                              =============

Note 1: Net Cash Outflows to Breakeven

Cash retained by the Group to fund the business to its estimated breakeven point. This figure includes gross interest payable on the New Senior Notes of L36 million per annum and assumes that interest payable on the New Junior Notes is paid in kind. Gross cash outflows are shown net of proceeds (L27 million) forecast to be received after 31 May 2003 from certain identified asset disposals in the period to breakeven.

Note 2: Global Working Capital

It is estimated that approximately Ll12 million of cash is generally held at subsidiary levels and within joint ventures within the business as working capital for the worldwide operations of the Group.

Note 3: Cash in Transit

Normally, and hence also upon Restructuring, it is estimated that approximately L30 million of cash will be in transit and therefore not available for distribution.

Note 4: Working Capital Retained for Core Business

L197 million of cash will be retained for the working capital needs of the Core business. Working capital requirements include the funding of normal working capital swings which are the result of timing differences between receipts and payments, additional provisions for known and unknown contingent liabilities, as well as trading sensitivities to meet working capital requirements. Marconi Communications, Inc. expects to enter into a US working capital facility in an amount totalling approximately US$22.5 million (approximately L14 million).

Note 5: Cash Collateralisation of Performance Bonds

During the period prior to the Restructuring, certain new performance bonding agreements entered into by the Group have been structured on a cash collateralised basis. It is not anticipated that this cash will initially be available for distribution. In addition, a number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The L167 million of cash retained with respect to performance bonds includes L42 million to be held in escrow to fund potential calls for collateral under these bonds. A further maximum of L25 million of cash released from performance bonds may be required under the new Performance Bonding Facility prior to being used to mandatorily redeem the New Junior Notes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 5
           CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Unless the context otherwise requires, this Appendix assumes that the Schemes will be implemented in accordance with their terms.

The following discussion of the Corp Group's financial condition and trading performance should be read in conjunction with its consolidated financial statements and the related notes and the other financial information included in Appendices 1 and 2.

Further information relevant to the following discussion and analysis can be found in the part I of this Document, and in particular:

     (i)   the description of the Group contained in part I, Section 2, Part A;

     (ii)  the risk factors described in part I, Section 2, Part F;

     (iii) the plc quarterly report contained in Appendix 4; and

     (iv)  the financial information contained in Appendices 1 and 2.

This commentary discusses and is based on the following financial information:

     (i) the audited financial information of the Corp Group for the three years ended 31 March 2002 and the six months ended 30 September 2002 contained in Appendix 1; and

     (ii) relevant unaudited financial information of the Corp Group for the six months ended 30 September 2001 contained in Appendix 2.

The Group's consolidated financial statements are prepared in accordance with UK GAAP. This discussion contains forward looking statements based on assumptions about the Corp Group's future business, see "Forward Looking Statements". There are a number of factors that could cause the Corp Group's actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in this document, particularly in part I, Section 2, Part F, Risk Factors.

OVERVIEW

The Group is a major international vendor of telecommunications equipment and services. The Group's customers include many of the leading telecommunications operators throughout the world, with whom it has a large base of installed equipment.

CONTINUING OPERATIONS

For the purposes of financial reporting, the Group, effective as of 31 March 2002, divided its continuing operations into two segments: Core and Capital.

The Group divides its Core activities into two main business types: Network Equipment, comprising Optical Networks, Broadband Routing and Switching ("BBRS"), European Access, North American Access, Outside Plant and Power ("OPP") and Other Network Equipment; and Network Services, comprising Installation, Commissioning and Maintenance ("IC&M") and Value Added Services ("VAS"). Previously European Access, North American Access and OPP had been reported as Access Systems.

The Group's customer base includes telecommunications companies and providers of internet services for their public networks, and certain large corporations, government departments and agencies, utilities and educational institutions for their private networks.

Capital comprises certain non-core businesses the Group manages for value and ultimately for disposal. Assets in Capital include the Group's holdings in Easynet Group Plc, as well as a number of other minor activities, investments and assets.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

On a geographic basis, the UK, rest of Europe, Middle East and Africa ("EMEA") and North America are the Group's main markets. The majority of the Group's revenues in the EMEA region relate to Optical Networks. Revenues in North America are driven by North American Access, OPP, and BBRS.

DISCONTINUED OPERATIONS

During the year ended 31 March 2002, the Group disposed of its Medical Systems, Data Systems and Commerce Systems activities which were previously managed within Marconi's Capital division. In August 2002, the Group completed the disposal of its Strategic Communications business which had previously represented substantially all of the Group's former Mobile division. In the accompanying financial information, Medical Systems, Data Systems, Commerce Systems and the Group's Strategic Communications businesses have been treated as discontinued operations throughout all periods.

Further information on acquisitions and disposals is set out in part I, Section 2, Part A.2 and part IV, Appendix 19, Section 1.2 and 1.3.

DEFINITIONS OF KEY PERFORMANCE INDICATORS

In the subsequent discussion of the financial condition and results of operations of the Group, management has applied the following definitions:

      (a) Adjusted gross profit is defined as gross profit before exceptional items;

      (b) Adjusted gross margin is defined as gross margin before exceptional items;

      (c) Adjusted operating profit/(loss) is defined as operating profit/(loss) but before goodwill amortisation and exceptional items;

      (d) Adjusted operating costs are defined as research and development, selling and distribution and general and administrative expenses and the associated depreciation of tangible fixed assets and before goodwill amortisation and exceptional items;

      (e) Adjusted operating cash flow is defined as operating cash flows before exceptional cash flows and after net capital expenditure; and

      (f) Book to bill ratio is defined as orders received in the financial reporting period divided by sales made in the period.

Additional key performance indicators and other terms are defined in part V.

Unless otherwise stated, references to the "Group" refer to the Corp Group including its share of results of joint ventures but excluding its share of results of associates.

Inflation has not had a material impact on the Group's results of operations for the six months ended 30 September 2002 and the three years ended 31 March 2002.

One of the Group's strategic objectives is to maintain capital expenditure below the level of depreciation.

BUSINESS REORGANISATION

Following a profits warning published on 4 July 2001, the Group undertook an operational review of its activities. The results of the operational review were announced in September 2001 and included a change of management with the appointment of a new Chief Executive Officer and Interim Chairman. It also covered the Group's markets, its operations and scope of business and focused on adapting the Group to the changed circumstances of the telecommunications market during the substantial decline in market demand.

The review resulted in:

      (a) the re-organisation of the Group into the Core businesses and a non-core Capital business from which the Group targeted to realise cash proceeds from disposals of at least L500 million by 31 March 2002,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

      (b) a plan to reduce plc Group indebtedness from L4.4 billion at 31 August 2001 to between L2.7 billion and L3.2 billion by 31 March 2002, which included a series of business disposals,

      (c) action plans to reduce the annualised operating expense run-rate in the then Core businesses (including the Group's Mobile assets) from around L1.4 billion at 31 March 2001 to around L1 billion by 31 March 2002.

By 31 March 2002, the new management team had achieved all of these financial objectives.

DIVIDEND POLICY

Corp does not intend to pay a dividend in the foreseeable future. Further information relating to the dividend policy is provided in part I, Section 2, Part A.9.

RESULTS OF OPERATIONS

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED 30 SEPTEMBER 2001

GROUP REVIEW

GROUP KEY FIGURES

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Turnover                                                         2,578     1,106
Adjusted gross profit (excluding Joint Ventures)                   628       201
Adjusted operating loss                                           (238)     (235)
Operating exceptionals                                          (4,502)     (237)
Non-Operating exceptionals                                          75       (14)
Associates                                                           5       (70)
Retained loss                                                   (5,076)     (925)

GROUP TURNOVER BY SEGMENT

                                                                6 months ended
                                                                 30 September
                                                                --------------
                                                                 2001     2002
                                                                -----    -----
                                                                 in L million
Core                                                            1,448      992
Capital                                                           207       32
Other                                                             (27)      (5)
                                                                -----    -----
Continuing operations                                           1,628    1,019
Discontinued operations                                           950       87
                                                                -----    -----
Group                                                           2,578    1,106
                                                                =====    =====

Group sales for the six months ended 30 September 2002 amounted to L1,106 million, representing a decrease of L1,472 million or 57 per cent. compared to the first six months of the previous year (L2,578 million).

Sales from continuing operations amounted to L1,019 million, a decrease of L609 million or 37 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of reduced demand in the global market for telecommunications equipment and services by telecommunications operators resulting in lower sales in the Group's Core businesses and the disposal of businesses from Capital,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

including the Group's 50 per cent. stake in General Domestic Appliances ("GDA") and Marconi Optical Components completed during the previous financial year, as well as the sale of Marconi Applied Technologies Group completed in July 2002.

Sales from discontinued operations amounted to L87 million during the period and related mainly to Strategic Communications prior to its disposal in August 2002. Of the L950 million of sales from discontinued operations during the first half of the previous year, approximately L133 million related to Strategic Communications. The balance of L817 million related to other business disposals including Medical Systems, Data Systems and Commerce Systems.

GROUP ADJUSTED GROSS PROFIT (EXCLUDING JOINT VENTURES)

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Continuing operations                                              358       177
Discontinued operations                                            270        24
                                                                ------    ------
Group                                                              628       201
                                                                ======    ======

Adjusted gross profit at Group level amounted to L201 million, representing an adjusted gross margin of 18 per cent. (Sept 2001: L628 million; 26 per cent. of sales). Of this amount, the Group's continuing operations contributed an adjusted gross profit of L177 million and an adjusted gross margin of 17 per cent. (Sept 2001: L358 million; 22 per cent. of sales) and discontinued operations contributed an adjusted gross profit of L24 million and an adjusted gross margin of 28 per cent. (Sept 2001: L270 million; 28 per cent. of sales). The overall decrease in adjusted gross profit compared to the previous year at Group level was mainly attributable to the reduction in sales volumes in the Core businesses, unfavourable business mix and some price erosion, particularly in Optical Networks. As the Group was not able to reduce costs quickly enough, this led to under-utilisation of resources and under-recovery of costs in the supply chain. Business disposals included in discontinued operations also contributed to the absolute decrease in adjusted gross profit. In addition, a L25 million stock write-off was made in September 2002. Significant cost savings were made during the period but there were not able to offset the effect of the reductions in revenues.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Core                                                              (247)     (205)
Capital                                                            (40)      (28)
                                                                ------    ------
Continuing operations                                             (287)     (233)
Discontinued operations                                             49        (2)
                                                                ------    ------
Group                                                             (238)     (235)
                                                                ======    ======

Operating cost savings achieved mainly in the Core businesses (see "Core Business Review" below) during the first half were more than offset by the reduction in gross profitability, leading to an overall Group adjusted operating loss of L235 million. This represented a L3 million improvement compared to the first half of the previous year. (Sept 2001: adjusted operating loss of L238 million).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Of this, an adjusted operating loss of L233 million was attributable to the Group's continuing operations (L205 million of which related to the Core businesses and L28 million to Capital) and an adjusted operating loss of L2 million was attributable to the Group's discontinued operations.

CORE BUSINESS REVIEW

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED 30 SEPTEMBER 2001

CORE KEY FIGURES

                                                                           6 months ended
                                                                          30 September 2002
                                                                     ---------------------------
                                                   6 months ended      First     Second
                                                30 September 2001    quarter    quarter    Total
                                                -----------------    -------    -------    -----
                                                     in L million           in L million
Turnover                                                    1,448        510        482      992
Gross profit                                                  340         89         79      168
Adjusted operating loss                                      (247)      (115)       (90)    (205)
Adjusted operating cash flow                                 (358)       (81)       (43)    (124)

TURNOVER BY GEOGRAPHY

                                                                           6 months ended
                                                                          30 September 2002
                                                                     ---------------------------
                                                   6 months ended      First     Second
                                                30 September 2001    quarter    quarter    Total
                                                -----------------    -------    -------    -----
                                                     in L million           in L million
Europe, Middle East and Africa                                752        285        285      570
North America                                                 463        153        142      295
Asia Pacific                                                  107         47         45       92
Central and Latin America                                     126         25         10       35
                                                -----------------    -------    -------    -----
CORE                                                        1,448        510        482      992
                                                =================    =======    =======    =====

Overall Core sales fell L456 million or 31 per cent. to L992 million. The decline in second quarter sales compared to the first quarter was limited to L28 million, or 5 per cent.

Market conditions have deteriorated in all geographic areas but the extent of the decline varies from country to country and depends on individual telecom operators' spending profiles.

Sales in Europe, the Middle East and Africa ("EMEA") fell by L182 million, or approximately 24 per cent. to L570 million compared to the corresponding period of the previous financial year. Within the six months ended 30 September 2002, sales in the region remained stable quarter on quarter. Market dynamics in the UK showed signs of stabilisation. BT continued its broadband access campaign, which, while not leading to immediate sales for the Group, Corp expects over time to lead to increased traffic flows onto BT's core transmission network, requiring renewed spending in optical equipment. Italian market volumes also remained relatively stable mainly as a result of the absence of 3G debt issues amongst Italian telecommunications operators, although the pricing environment in Southern Europe generally became increasingly challenging. Elsewhere in Europe, major operators continued to cut capital expenditure budgets as they focused on debt reduction. This particularly impacted Core sales in Germany during this period.

The further market decline was most marked in the Americas. Sales in the United States fell by L168 million, or approximately 36 per cent. to L295 million, while sales in CALA were down L91 million, or approximately 72 per cent. to L35 million compared to the corresponding period in the previous financial year. In the US, regional

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

bell operating companies continued to maintain tight controls over capital expenditure, further reducing overall budgets during the period, whilst political and macro-economic issues in CALA had a significant negative impact on the telecommunications market, particularly in Brazil and Mexico.

Sales in APAC fell by L15 million or approximately 14 per cent. to L92 million. The decrease occurred mainly in Optical Networks as a result of increased competition and pricing pressure in the region.

SALES CHANNELS

Sales through channel partners were significantly lower than the first half of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless networks rollouts in the previous year and the ongoing delays to the deployment of 3G network rollout.

PRICING

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent. on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid further erosion of gross margins. Network Services tends to be more resilient to price erosion.

COST OF SALES

Material costs currently account for approximately three quarters of Network Equipment cost of sales, of which approximately one third relates to printed circuit board (PCB) assemblies outsourced through to CEMs and OEMs. The remaining cost of sales, which relates to in-house labour and overhead, includes costs associated with planning, supplier management, supply chain management and logistics, engineering, quality, final assembly and test, property costs, asset depreciation, logistics, system maintenance and warranty.

Over 60 per cent. of Network Services' cost of sales currently relate to the cost of in-house labour. The remainder relates primarily to the cost of subcontract labour, materials and miscellaneous overheads.

As a result of the rapid decline in revenues throughout the year ended 31 March 2002, the Group was not able to reduce its cost of sales quickly enough to avoid margin erosion. However, significant reductions in cost of sales have now been achieved in the Network Equipment supply chain and in Network Services. The rationalisation of all production and service areas is largely complete and the Irish and Montreal production facilities have been closed. In addition, substantial reductions in inventory levels have resulted in significant savings in warehousing and other inventory control costs.

KEY CUSTOMERS

The Core businesses serve a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the first six months were BT, BellSouth, Metro City Carriers (Germany), Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon, Vodafone Group and Wind (Italy). In aggregate, these customers accounted for 46 per cent. of Core sales during the period (Sept 2001: 32 per cent.). BT remains the Group's largest customer and accounted for 17 per cent. of Core sales during the period (Sept 2001: 11 per cent.).

In EMEA, the five largest customers during the first six months were BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group. These customers, in aggregate, accounted for 55 per cent. of Core sales in the region during the period (Sept 2001: top five EMEA customers accounted for 31 per cent.).

In the US, the five largest customers during the first six months were BellSouth, Qwest, SBC, Sprint, US Federal Government and Verizon and in aggregate accounted for 47 per cent. of Core sales in the region during the period (Sept 2001: top five US customers accounted for 46 per cent.).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

ADJUSTED GROSS PROFIT

Core gross profit amounted to L168 million, or 17 per cent. of Core sales. This included the impact of additional stock provisions of approximately L25 million charged to cost of sales in the second quarter of the financial year. In line with the Group's accounting policy, these stock provisions were created as a consequence of the continued decline in market conditions. They related mainly to optical networking and access equipment.

For the purposes of this Core Business Review, the Group has analysed Core adjusted gross margin on an underlying basis, excluding the impact of these stock provisions.

Underlying adjusted gross profit in the Core businesses (excluding inventory write-downs of L25 million) amounted to L193 million or 19 per cent. of sales (Sept 2001: L340 million; 23 per cent. of sales). The decrease compared to the previous year related mainly to reduced sales volumes in Network Equipment and IC&M activities, unfavourable business mix and some price erosion, particularly in Optical Networks. Significant cost savings were achieved and further cost reduction plans were implemented in order to address the continued under-utilisation of resources, particularly in the supply chain.

On a sequential basis within the period, first quarter Core adjusted gross margin declined to approximately 17.5 per cent. of sales compared to 20 per cent. in the final quarter of the previous financial year. This was mainly due to the reduced level of sales volumes in the period (over L180 million lower than in the previous quarter) and the unfavourable business mix which more than offset cost reductions achieved in the supply chain during the period.

In the second quarter, underlying adjusted gross margin in the Core businesses (excluding inventory write-downs of L25 million) improved sequentially to approximately 22 per cent. despite the further decline in Core sales. Approximately two-thirds of this improvement over the first quarter related to direct cost savings which included further manufacturing rationalisation, improved utilisation of resources in services and procurement and engineering cost reductions. The balance was driven by the more favourable business mix compared to the previous quarter.

ADJUSTED OPERATING EXPENSES

Core adjusted operating expenses totalled L373 million or 38 per cent. of Core sales during the period, a reduction of L214 million or 36 per cent. compared to the first half of the previous year (L587 million; 41 per cent. of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By the end of September 2002, the Group had reached an annualised operating expense run-rate in the Core business of L635 million, reduced from L1.1 billion at the end of September 2001 and L890 million at the end of March 2002.

OPERATING EXPENSES -- RESEARCH & DEVELOPMENT ("R&D")

Core R&D expenditure amounted to L163 million, (16.4 per cent. of Core sales) a 35 per cent. reduction compared to the first half of the previous financial year (L249 million: 17.2 per cent. of Core sales).

Optical Networks accounted for almost 40 per cent. of the total Core R&D expenditure during the first half of the financial year (Sept 2001: approximately 30 per cent.). The main focus of R&D in Optical Networks remained the continued development of the Group's next generation SDH Series 4 product range and digital cross connect, the PMM metro DWDM product range and further upgrades to the Group's network management software. In July 2002, the Group announced its decision to terminate the development of its SONET technology and the consequent closure of its Canadian-based SONET facility, contributing to the overall R&D savings achieved during the period.

R&D expenditure across the Group's access portfolio, in Europe and North America combined, accounted for a further 25 per cent. of total Core R&D expenditure. Ongoing development programmes were focused on fixed wireless access, Softswitch and Access Hub platforms as well as sustaining investment on certain legacy products to support existing customers. R&D investment in the North American Access Business was significantly reduced as a result of the Group's decision to cease investing in next generation fibre-to-the-home technologies.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

BBRS accounted for 23 per cent. of Core R&D expenditure. Over 50 per cent. of this expenditure was focused on the development of the Group's new multi-service core switch, the BXR 48000. Other ongoing programmes include the further development of the ASX 1000 and ASX 4000 platforms.

The remaining 12 per cent. of R&D expenditure in the period related mainly to the OPP Business, wireless software and Other Network Equipment.

OPERATING EXPENSES -- SELLING AND DISTRIBUTION EXPENSES

Core selling and distribution expenses amounted to L145 million, a 36 per cent. reduction compared to the first half of the previous financial year (L228 million). These savings were achieved mainly through headcount reductions, reduced spend on marketing programmes and initiatives, the consolidation and closure of several sales offices worldwide, and the transition to indirect sales channels in a number of countries, particularly in the APAC region.

OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE EXPENSES

Adjusted administrative expenses (defined as administrative expenses excluding goodwill amortisation, goodwill impairment and exceptional items, and excluding joint ventures) in the Core businesses amounted to L59 million, a 45 per cent. reduction compared to the first half of the previous financial year (L108 million). Savings were achieved mainly through headcount reductions and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's Restructuring are classified as exceptional costs.

OPERATING EXPENSES -- OTHER

Other Core operating expenses amounted to approximately L6 million and related mainly to patent and royalty fees as well as to foreign exchange. (Sept 2001: operating income L2 million).

ADJUSTED OPERATING LOSS

                                                                          6 months ended
                                                                         30 September 2002
                                                                    ---------------------------
                                                  6 months ended      First     Second
                                               30 September 2001    quarter    quarter    Total
                                               -----------------    -------    -------    -----
                                                    in L million           in L million
Network Equipment                                           (216)       (96)       (83)    (179)
Network Services                                               2         (2)         7        5
Other                                                        (33)       (17)       (14)     (31)
                                               -----------------    -------    -------    -----
CORE                                                        (247)      (115)       (90)    (205)
                                               =================    =======    =======    =====

Core adjusted operating loss for the six months ended 30 September 2002 was reduced to L205 million (Sept 2001: L247 million). The significant reduction in adjusted gross profit was more than offset by the adjusted operating cost savings achieved during the period, giving rise to an overall improvement to adjusted operating loss of L42 million or 17 per cent.

Core adjusted operating loss comprised an adjusted operating loss of L179 million in Network Equipment and an adjusted operating profit of L5 million in Network Services. In addition, the Core businesses incurred L31 million of other costs mainly relating to head office and other central costs.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

ANALYSIS BY BUSINESS TYPE

CORE SALES BY PRODUCT AREA

                                                                           6 months ended
                                                                          30 September 2002
                                                                     ---------------------------
                                                   6 months ended      First     Second
                                                30 September 2001    quarter    quarter    Total
                                                -----------------    -------    -------    -----
                                                     in L million           in L million
Optical Networks                                              357        134        108      242
BBRS                                                          113         38         35       73
European Access                                               189         59         69      128
North American Access                                          65         25         23       48
OPP                                                           156         46         34       80
Other Network Equipment                                        63         14         15       29
                                                -----------------    -------    -------    -----
NETWORK EQUIPMENT                                             943        316        284      600
                                                -----------------    -------    -------    -----
IC&M                                                          271         97         89      186
VAS                                                           234         97        109      206
                                                -----------------    -------    -------    -----
NETWORK SERVICES                                              505        194        198      392
                                                -----------------    -------    -------    -----
CORE                                                        1,448        510        482      992
                                                =================    =======    =======    =====

Sales of the Group's Ringfenced Entities amounted to L295 million during the first half and are included in the Core sales reported above (Sept 2001: L479 million).

NETWORK EQUIPMENT

SALES

Sales of Network Equipment amounted to L600 million, a decline of L343 million or 36 per cent. (Sept 2001: L943 million). Sales declined across all major product areas as a result of the further reductions in capital expenditure by the majority of telecommunications operators worldwide.

Optical Networks

Optical Networks sales declined by L115 million or 32 per cent. to L242 million (Sept 2001: L357 million). All areas of the business were affected as a result of a combination of three main factors: i) the general market downturn arising from further reductions in capital spending by many telecommunications operators; ii) priority by many operators to maximise utilisation in their existing core networks rather than proceeding with new network roll-outs; iii) a refocusing of the reduced investment, by certain customers, from core transmission networks to broadband access equipment.

Sales of SDH equipment accounted for around 80 per cent. of total Optical Networks sales during the period (Sept 2001: 75 per cent.) and DWDM for around 15 per cent. (Sept 2001: 15 per cent.). This split reflected the higher proportion of orders for in-fill equipment relating to existing networks which are typically based on low-capacity SDH technology, as opposed to new network build which would be oriented towards high-capacity SDH and DWDM technology. The balance represented sales of network management software and a small amount of SONET equipment sold prior to the Group's decision to cease further development and sales of this technology.

Despite the overall reduction in market size, and the 27 per cent. decline in sales of SDH equipment during the period, the Group maintained its market share in all areas of SDH with the exception of its position in digital cross connects. In September 2002, the Group announced the availability of its next generation digital cross connect, the MSH2K, which is currently on trial in a number of European customers' labs and for which the Group has been awarded initial orders.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Sales of DWDM equipment fell 28 per cent. compared to the level recorded in the first half of the previous year. This was mainly a result of the high proportion of sales to China Railcom in the previous year as the Group completed the deployment of equipment for the North West Ring project, which was not repeated in the first half of 2003.

Sales were down across all geographic regions. In EMEA, the Group's main market for Optical Networks equipment, sales performance varied across countries. Sales increased in the United Kingdom in comparison to the low level recorded in the first half of the previous year, and also in Italy as a result of continued network rollouts, particularly by Wind and Vodafone-Omnitel. These increases were more than offset, however, by declines in direct and indirect sales through channel partners in other European markets mainly as a result of general market softness. This trend was particularly marked in Germany as a result of the completion of the Group's rollout of SDH equipment under a frame contract to Deutsche Telekom ("DT"), and continued capital expenditure reductions by DT and other German wireline and wireless operators. Sales in CALA were affected by the uncertain macroeconomic and political environment prevalent in the region during the period. Sales in APAC decreased as a result of the completion of the North West Ring project in China in the previous year and because of increased competition in the region.

Broadband Routing and Switching (BBRS)

BBRS comprises mainly sales of multi-service switching products such as the ASX 4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. During the period, the Group began to ship the first units of its new high capacity multi-service core switch, the BXR 48000, to the US Federal Government.

Sales of BBRS equipment decreased by L40 million or 35 per cent. to L73 million (Sept 2001: L113 million).

Sales to customers requiring carrier-class networks accounted for 64 per cent. of BBRS sales during the first half (Sept 2001: 62 per cent. of sales). This included sales to the US Federal Government, the Group's single largest customer for BBRS equipment, which increased in comparison to the prior period, mainly as a result of increased shipments of ATM edge switching equipment and the first sale of the BXR 48000. This increase partially offset the substantial decline in sales to service provider customers resulting from the significantly reduced capital spending by US operators.

Sales to enterprise customers accounted for 36 per cent. of BBRS sales during the first half (Sept 2001: 38 per cent). This decrease in sales to enterprise customers followed the Group's decision, in 2001, to refocus its technical and commercial resources towards customers requiring carrier class networks.

BBRS service sales are reported as part of VAS within Network Services. These amounted to L43 million during the first half of the financial year, a 16 per cent. increase on the corresponding period in the prior year (L37 million). This increase was due to one specific major contract for airport communications services in the United States, which the Group expects to complete before the end of the current financial year.

European Access

European Access comprises Fixed Wireless Access (accounting for approximately 34 per cent. of European Access sales), Multimedia Voice Systems (approximately 24 per cent.), the Group's High Density DSLAM, the Access Hub (over 10 per cent.) and other, mainly narrowband access products (representing the balance of approximately 30 per cent.).

Sales of European Access equipment fell by L61 million or 32 per cent. to L128 million (Sept 2001: L189 million). Within the period, at L69 million, second quarter sales were 17 per cent. higher than the first quarter (L59 million) as a result of increased sales of High Density DSLAM in Italy and voice systems in the United Kingdom.

Sales fell compared to the prior period across all main product areas with the exception of sales of the Group's High Density DSLAM product, launched during the first half of the previous financial year. The increase in DSLAM sales was due particularly to increased volumes in the Italian market during the second quarter of the financial year, as Telecom Italia aggressively deployed the Group's equipment under an existing frame contract.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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Conditions remained tough in Germany, the Group's main market for its fixed wireless access products. Sales were down compared to the first half of the previous year mainly as a result of the high levels of debt amongst German mobile operators, leading them to focus on balance sheet restructuring and tight constraints on capital spending. Delays to planned 3G network rollouts during the first half also contributed to the difficult business environment. Two major operators, O(2) and D2 Vodafone, have recently confirmed 3G network rollout plans and are now beginning initial deployments of equipment. In October 2002, the Group was awarded a major new frame contract from mobile operator O(2)'s German subsidiary for the supply of fixed wireless access and optical networking equipment to support its planned 3G network roll-out.

Sales of multimedia voice systems were down compared to the corresponding period in the previous year as the Group's customers, including BT, continued to switch investment from their narrowband access to broadband access networks.

North American Access

Sales fell by L17 million or 26 per cent. to L48 million (Sept 2001: L65 million). This was mainly due to the difficult market conditions in North America and the continued slowdown of narrowband access infrastructure investment. Sales of the Group's legacy DISC*S copper product range were particularly affected following the Group's announcement in March 2002 that it had discontinued future research and development spending in this area.

Outside Plant and Power (OPP)

OPP equipment sales fell by L76 million or 49 per cent. to L80 million (Sept 2001: L156 million). This was mainly a result of the significant reductions in capital spending in the United States, which accounted for L74 million of OPP sales during the period (Sept 2001: L129 million). The general market downturn in CALA also contributed to the sales decline. OPP recorded L6 million of sales in CALA during the first six months, compared to L26 million in the corresponding period of the previous financial year.

OPP service sales are reported as part of IC&M within Network Services. These amounted to L51 million during the first half of the financial year, a reduction of L57 million, or 53 per cent. compared to L108 million in the corresponding period of the previous year. This decline was a direct result of the reduced level of sales of OPP equipment.

Other Network Equipment

Other Network Equipment comprises mainly MIS, the Group's interactive systems activity, as well as legacy operations in South Africa and APAC.

Sales in this group of activities fell by L34 million or 54 per cent. to L29 million (Sept 2001: L63 million). This was mainly the result of reduced sales in the Group's legacy optical cable business in South Africa and the absence of sales in Hong Kong following completion of a major long-term contract during the previous financial year. Sales of interactive systems remained stable during the period.

NETWORK EQUIPMENT: ADJUSTED OPERATING LOSS

Network Equipment incurred an adjusted operating loss of L179 million, an improvement of L37 million or 17 per cent. compared to an adjusted operating loss of L216 million in the first six months of the previous financial year. The main product areas contributing to this improvement during the period were BBRS and North American Access. Operating performance improvement in Optical Networks remains difficult in the face of continued volume reductions, contractual annual price negotiations under existing frame contracts and some price erosion on new orders as well as issues relating to business and geographic mix.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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NETWORK SERVICES

SALES

Sales of Network Services amounted to L392 million, a reduction of L113 million or 22 per cent. (Sept 2001: L505 million). Whilst sales fell across both main types of service activity, the decline was most marked in the field of IC&M, which accounted for 47 per cent. of Network Services sales during the period (Sept 2001: 54 per cent.).

Installation, Commissioning and Maintenance (IC&M)

IC&M sales fell by L85 million or 31 per cent. to L186 million (Sept 2001: L271 million) as a direct result of the decline in equipment sales to telecom operators with which these services are associated.

Approximately L65 million, or around 76 per cent. of this decline, occurred in the Americas and related mainly to sales of OPP services.

In EMEA, which accounted for approximately 65 per cent. of IC&M sales during the period (Sept 2001: 52 per cent.), sales were down around 14 per cent., with an increased level of installation and commissioning activity in Italy partially off-setting higher percentage declines in other countries. This was due to the phasing of network deployments by Telecom Italia, Vodafone-Omnitel and Wind during the final quarter of the previous year and during the first half of the current year.

IC&M sales are not common in APAC as these activities tend to be handled by the Group's local partners in the area.

Value Added Services (VAS)

Overall, VAS sales fell by L28 million or 12 per cent. to L206 million (Sept 2001: L234 million). Sales in Integrated Systems and Managed Services remained relatively stable and were offset by a decline in Wireless Services. On a sequential basis, VAS sales increased from L97 million in the first quarter to L109 million in the second quarter as a result of increased trading under long-term service contracts, particularly in the transportation and government sectors.

During the first half of the previous financial year, Integrated Systems benefited from a high proportion of sales arising from the completion of the long-term Jubilee Line Extension communications project for London Underground. Excluding the impact of this one major contract, the increase in underlying sales of Integrated Systems was driven by trading under long-term service contracts during the period, particularly in the United Kingdom (e.g. West Coast Main Line) and Germany (e.g. Ramstein).

Managed Services recorded a single-digit percentage decrease during the period. Increased sales of BBRS-related services were offset by lower sales of IT outsourcing services prior to the Group's ongoing managed exit from this activity.

Sales of Wireless Services decreased by over 30 per cent. during the period. This was mainly a result of reduced capital expenditure in the wireless market affecting all geographic areas, but most notably the Americas.

NETWORK SERVICES: ADJUSTED OPERATING PROFIT

Network Services recorded an improvement in adjusted operating profit from L2 million in the first half of the previous financial year to L5 million during the period. Improved resource utilisation in IC&M and other ongoing cost reduction initiatives were the main drivers of the increased profitability.

While improvements were recorded across most major service activities, wireless services generated an operating loss during the period mainly as a result of the substantially lower sales recorded during the period.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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GROUP REVIEW -- OTHER FINANCIAL ITEMS

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED
30 SEPTEMBER 2001

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

For the six months ended 30 September 2002, exceptional items charged to Group operating loss (excluding joint ventures and associates) totalled L206 million, of which L24 million was charged to cost of sales and L182 million was charged to administrative expenses.

Of the total, exceptional restructuring and reorganisation costs amounted to L190 million. Impairment of tangible fixed assets, relating mainly to impairment of the Group's remaining assets for mobile communications (included in Capital) and operations in South Africa, and a provision for onerous leases amounted to L31 million. These were partially offset by exceptional income of L15 million arising from the release of previously established exceptional provisions with respect to certain doubtful debtors mainly in the United Kingdom, and to the settlement of litigation relating to IT costs at an amount less than originally envisaged.

The exceptional restructuring costs related mainly to the restructuring of the Group's supply chain and other facilities, including fixed asset impairments associated with the downsizing of the Core businesses (L98 million) and costs associated with headcount reductions (L67 million). The balance related mainly to costs associated with the Group's Restructuring.

A further review of the carrying value of the Group's fixed assets (subsequent to the review performed at 31 March 2002), including goodwill, was undertaken at 30 September 2002. The average discount rate applied to the future cash flows was 15 per cent. and was based upon a weighted average cost of capital percentage. The results of the review indicated that no further goodwill impairment charge was necessary for the six months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, Corp acknowledges that the Group is likely to have to continue to review its assumptions against future performance.

In addition, the Group recorded L18 million of exceptional costs in relation to its share in associates and L31 million relating to the impairment of intangible assets in its joint ventures.

Exceptional items charged to Group operating loss (excluding joint ventures and associates) in the six months ended 30 September 2001 totalled L4,501 million.

This was made up of a L3,493 million charge to write-down goodwill and tangible fixed assets, a L148 million to increase doubtful debt provisions and a L518 million increase in provisions for slow-moving stock and related charges. Restructuring and reorganisation charges totalled L342 million and included exceptional charges for workforce reductions and the IT systems implementation programme.

The more uncertain sales outlook and more conservative assessment of future growth prospects of acquired businesses led to the Corp's decision to write-down the value of historical goodwill and tangible fixed assets by L3,493 million. This charge comprised L3,407 million to write-off purchased goodwill and L86 million for the impairment of tangible fixed assets. The goodwill impairment related primarily to FORE Systems, RELTEC Corporation, Metapath Software International, Inc. ("MSI") and Mariposa Technology, Inc.

The increase in provisions for slow-moving and obsolete stock and related charges was taken as a consequence of the more uncertain sales outlook and the decision to scale back certain product lines.

Corp's decision to increase doubtful debt provisions was taken following a review of debtor balances in light of the changed conditions in customers' markets and recognised the possibility of payment concerns with respect to specific customer groups.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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NON-OPERATING EXCEPTIONALS

For the six months ended 30 September 2002, non-operating exceptional charges (excluding joint ventures and associates) amounted to L14 million. This comprised a L5 million net loss on disposal of discontinued operations, a L9 million net loss on disposal of fixed assets and investments in continuing operations.

In addition, a L3 million loss was recorded relating to the Group's share of associates' non-operating exceptional charges.

Of the L9 million net loss in continuing operations, L40 million related to the write-down of some of the Group's investments in accordance with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are booked at their net realisable value. This write-down was partially offset by a L28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's share in GDA, a L12 million gain on property disposals and a net L9 million charge relating to current and prior period disposals and business closures and other provision movements.

In discontinued operations, the loss on disposal of Strategic Communications (L41 million) was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals.

INTEREST AND FINANCE INCOME

In the six months ended 30 September 2002, the Group's net interest payable was L119 million (Sept 2001: L122 million). The interest charge decreased as a result of the Group's reduced net debt position.

The charge during the period mainly comprised approximately L77 million of interest charged on the Group's bond debt and approximately L52 million of interest charged on the Group's Syndicate Bank debt, partially offset by interest income on the Group's cash balances and repayment supplement on tax refunds.

Net finance income amounted to L2 million.

TAXATION

The tax charge on ordinary activities was L10 million in the period compared with a credit of L36 million in the first half of the previous year. The net tax impact of exceptionals was Lnil (Sept 2001: Lnil).

GOODWILL AMORTISATION

The Group incurred a charge of L55 million for goodwill amortisation for the six months ended 30 September 2002 (including L1 million for amortisation of goodwill relating to joint ventures) compared to a charge of L350 million in the corresponding period of the previous year. This significant reduction was a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items was 92.5 pence (Sept 2001; loss of 182.3 pence).

The loss per share excluding goodwill amortisation and exceptional items was
38.0 pence compared to a loss per share of 10.7 pence in the first half of the previous year.

30 SEPTEMBER 2002 -- FINANCIAL CONDITION

BALANCE SHEET

Three main factors have contributed to the overall change in shape of the Group's balance sheet during the first half of the financial year: (i) the disposal of Strategic Communications; (ii) the losses incurred during the period and (iii) the further market decline and continued downsizing of the Group's Core businesses.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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NET ASSETS/LIABILITIES

As at 30 September 2002, net liabilities before net retirement benefit deficits stood at L2,772 million compared to L1,890 million at 31 March 2002. The increase in net liabilities was mainly due to the loss incurred during the period. As at 30 September 2002, the Group had net current liabilities of L1,331 million compared to net current liabilities of L756 million as at 31 March 2002. The increase in net current liabilities was mainly due to reductions in cash due to continuing losses, and reduction in stock and debtors reflecting lower sales, offset by a reduction in trade creditors and short-term borrowings.

FIXED ASSETS

The L672 million of goodwill on the balance sheet at 30 September 2002 related mainly to the acquisitions of GPT and RELTEC Corporation, businesses acquired from Nokia and Bosch, respectively. The decrease from L877 million at 31 March 2002 arose as a result of the disposal of Strategic Communications and Marconi Applied Technologies (L121 million), the amortisation charge incurred during the period (L54 million), currency effects (L21 million) and a reduction of L9 million due to the lapsing of certain share option consideration relating to acquisitions in previous periods.

Tangible assets decreased by L193 million from L522 million at 31 March 2002 to L329 million at 30 September 2002. This was mainly due to depreciation (L79 million), the disposals of Strategic Communications and Marconi Applied Technologies (L56 million), fixed asset impairments as a result of the downsizing and restructuring of the Core businesses (L49 million), and foreign exchange movements. Capital expenditure during the period was restricted to items essential to support the business.

Investments decreased by L129 million from L250 million at 31 March to L121 million at 30 September 2002. This was mainly due to the Group's share of the losses of Easynet Group Plc and write-downs of a number of the Group's other investments.

WORKING CAPITAL

The disposal of Strategic Communications led to a reduction of L162 million in net stock and contracts in progress, a reduction of L318 million in net debtors and a reduction of L320 million in trade, other creditors and accruals compared to the position at 31 March 2002.

At Group level, net stock and contracts in progress reduced by approximately L364 million to L356 million (31 March 2002: L720 million). In the Core businesses, net stock and contracts in progress reduced by L177 million. L25 million of this reduction related to the additional stock provisions raised during the period. Significant improvement in the Group's process to align the purchase of new stock with forecast sales demand was a major driver behind the inventory reduction achieved during the period. The increase in Core net stock turns from 4 to 5.1 reflected this improved utilisation and management of inventory.

Group net debtors decreased by approximately L642 million to L862 million (31 March 2002: L1,504 million). Core net trade debtors decreased by approximately L105 million partly as a result of the reduced trading volumes during the period and partly as a result of the Group's focus on the management of debtor collection and overdue debts.

Net Core trade debtor days increased from 87 at 31 March 2002 to 107 at 30 September 2002. The low level in March 2002 reflected the impact of the one-off sale of SDH inventory to BT in the final quarter of the previous year. Excluding this impact, net Core trade debtor days at 31 March 2002 stood at 103. The level of net trade Core debtor days remained high mainly as a result of the relatively high proportion of sales in Southern Europe and APAC, where payment terms tend to be significantly longer than average.

Other debtors and prepayments in the Core businesses increased by L27 million to L190 million. This was mainly due to an increase in prepayments on annual contracts payable at the beginning of the financial year.

Trade, other creditors and accruals fell from L1,920 million at 31 March 2002 to L1,421 million, a reduction of L499 million. Trade creditors in the Core businesses were reduced by L65 million to L262 million. Core trade creditor days remained stable during the period at 54 days after adjusting the March position to exclude the one-off impact of the sale of SDH inventory to BT in the final quarter of the previous year. Other creditors and accruals in the Core businesses reduced by L243 million to L505 million due largely to the conversion of interest

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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swap arrangements into loans, the payment of accrued interest on the Group's Eurobonds and a payment made to Court in relation to litigation concerning one of the Group's joint ventures, Ultramast Limited.

PROVISIONS

Provisions for liabilities and charges stood at L456 million at 30 September 2002, a net reduction of L49 million compared to 31 March 2002 (L505 million).

Share option and restructuring provisions accounted for L176 million (31 March 2002: L179 million) and L69 million (31 March 2002: L96 million), respectively. The remainder included provisions for warranty and contract losses, industrial injury claims, supplier obligations and provisions related to previous disposals.

In addition to the normal movements in warranty and contract loss provisions, provisions were increased to provide for losses on industrial injuries. These movements were offset by disposals and currency movements.

RETIREMENT BENEFITS

The net retirement benefit deficit increased by L313 million from L126 million at 31 March 2002 to L439 million at 30 September 2002. This was mainly the result of adverse variances between the actuarial assumptions and actual results for returns on plan assets and discount rates used to value liabilities. These actuarial assumption losses are reflected through the Statement of Total Recognised Gains and Losses.

The main component of the pension liability at 30 September 2002 is the deficit on the funded UK Plan (L298 million). The balance relates to retirement benefit plans in Germany, Italy and the United States.

The UK Plan's exposure to equity markets is limited to 21 per cent. of plan assets totalling L2,355 million. The remaining scheme assets are held in bonds (72 per cent.) and property and cash (7 per cent.).

In assessing the funding rate, the actuary uses a different set of assumptions to that required by the FRS17 accounting standard and takes a broader view of the fund's income generating capacity over a longer period. Based on a preliminary view of the actuary to the UK Plan's latest triennial actuarial review, the Group and the trustee of the UK Plan have agreed adjustments to pension contributions with effect from 1 November 2002.

At L23 million, the operating charge relating to retirement benefits for the six months ended 30 September 2002 was lower than the corresponding charge in the previous year (H1 2002: L26 million) due to a reduction in the number of plan members.

The Group recognised curtailment and settlement gains during the reporting period of L66 million. These related mainly to the disposal of Strategic Communications and the Group's 50 per cent. stake in GDA.

VENDOR FINANCE

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from the Group. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 30 September 2002, the Group had vendor finance commitments of approximately L68 million, of which L54 million had been drawn. The reduction, compared to commitments of L100 million at 31 March 2002, was primarily due to an agreement with a customer to cancel vendor finance commitments which had become unlikely to be drawn.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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NET DEBT

Net debt was L3,514 million at 30 September 2002 compared to L3,335 million at 31 March 2002. The increase of L179 million resulted from the Group's cash outflow of L132 million, a favourable foreign exchange movement of L159 million and a net L206 million of other non-cash movements relating to interest swap arrangements converted to new loan agreements during the period, debt transferred to Finmeccanica S.p.A upon disposal of Strategic Communications and the write-off of the loan balance with Marconi plc.

At 30 September 2002, net debt comprised L4,576 million of gross financial debt made up of L2,059 million of Eurobond debt and US dollar bond debt, L2,117 million of the Syndicate Bank debt (including L51 million as at 30 September 2002 relating to the conversion of interest swap arrangements to new US dollar loans with the Syndicate Banks during the period) and L105 million of bilateral and other bank debt, together with a L295 million creditor with plc and fellow subsidiaries of the plc Group and L1,062 million of cash.

SYNDICATE BANK AND BOND DEBT

At 30 September 2002, drawings under the Group's Bank Facility Agreement amounted to an equivalent of L2,066 million, comprising of actual drawings of L650 million and US$2,226 million.

At 30 September 2002, the Group had Yankee Bond debt outstanding with principal amount US$1,800 million (L1,146 million) and Eurobond debt outstanding with principal amount E1,500 million (L943 million). The difference between the principal amounts totalling L2,089 million and the balance sheet value of bond debt totalling L2,059 million related to discounts and related fees.

The sterling equivalent amounts of Syndicate bank debt and Bonds outstanding reduced compared to the respective values at 31 March 2002 as a result of foreign exchange translation. In addition, interest rate swap arrangements totalling approximately L54 million were converted to new loan agreements during the period.

6 MONTHS ENDED 30 SEPTEMBER 2002 -- CASH FLOW

The Group incurred a L132 million cash outflow before use of liquid resources and financing during the six months ended 30 September 2002. The main components of this outflow were a net adjusted cash outflow from operating activities before exceptional items of L142 million, an exceptional cash outflow from operating activities of L181 million, net interest paid of L158 million and other net cash outflows of L38 million. These outflows were partially offset by net cash inflows from disposals of L387 million.

ADJUSTED OPERATING CASH FLOW

Adjusted operating losses of L285 million, partially offset by depreciation and amortisation of L133 million and a L10 million cash inflow from working capital movements led to the Group's operating cash outflow before capital expenditure of L142 million during the period.

The Group recorded significant progress in reducing adjusted operating cash outflows within the period, with the outflow of L117 million after capital expenditure in the first quarter reducing to L52 million in the second quarter. This improvement was predominantly driven by progress within the Core businesses, where adjusted operating cash outflow reduced from L81 million in the first quarter to L43 million in the second quarter. This was a result of the reduced operating losses and increased contribution from working capital. There was a L30 million reduction from working capital during the first half, which was largely driven by improved utilisation of inventory, partially offset by a reduction in creditors.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

One of the Group's strategies is to maintain capital expenditure below the level of depreciation.

Capital expenditure amounted to L27 million during the period, of which L19 million related to the Core businesses. The Group has maintained capital expenditure well below the level of depreciation, which amounted to L79 million, of which L70 million related to the Core businesses. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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the period, the majority of Core capital expenditure was incurred in the Optical Networks and BBRS Businesses. Proceeds from disposals of fixed assets amounted to L20 million and mainly related to property disposals.

Financial investments contributed a net L18 million cash outflow during the period. This related mainly to a cash payment made in to Court in relation to litigation concerning one of the Group's joint ventures, Ultramast Limited.

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

Net interest paid during the period amounted to L158 million, comprising mainly interest paid on the Group's syndicate bank and bond debt, partially offset by interest received on a refund relating to tax paid in prior years and on the Group's cash balances. Interest paid on the Group's outstanding Eurobond and Yankee Bond debt amounted to approximately L129 million. This comprised L56 million paid on 2 April 2002, the first business day following the bond coupon due date of 30 March 2002 and L73 million interest due and accrued up to 15 September 2002 and paid prior to 30 September 2002. Approximately L52 million of interest was paid on the Group's syndicate bank debt.

As part of the proposed Restructuring, L340 million is to be distributed to the relevant Scheme creditors, in addition to L95 million paid in respect of due and accrued interest. Of this L95 million, L8 million was paid on 30 August 2002, L66 million was paid on 15 September 2002 and L4 million was paid on 30 September 2002. In addition, after the period end, L14 million was paid on 15 October 2002 and L3 million was paid on 4 November 2002.

EXCEPTIONAL CASH FLOWS

The Group incurred operating exceptional cash costs of L181 million during the first half of the year. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance related to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's Restructuring is also included in operating exceptional cash flows.

CASH FLOWS FROM ACQUISITIONS AND DISPOSALS

Net proceeds from acquisitions and disposals led to a net cash inflow of L387 million during the first half of the year. This related mainly to the disposals of Strategic Communications and Marconi Applied Technologies, partially offset by the payment of transaction-related costs and fees.

TAX PAID

The Group paid L13 million net of repayments in relation to tax including US state taxes on gains on disposals. There were no tax payments or receipts relating to hedging arrangements during the period.

CURRENT LIQUIDITY POSITION

The Group has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-Core businesses. Prior to the completion of the Restructuring, the Group is unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, the Group has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders (including the bond trustees) and also in favour of Barclays, as the sole ESOP Derivative Bank who, prior to 15 October 2002, committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and Bondholders. The interim security arrangements contemplated by the Heads of Terms were

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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implemented on 13 September 2002. At that time, the balance of the secured accounts was approximately L866 million. At 30 September 2002, the balance of the secured cash amounted to L735 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, releases from the secured accounts will be approved in accordance with the Group's revised monthly cash flow forecast, subject to specified maximum amounts. This schedule takes account of the Group's anticipated cash inflows and outflows, and is consistent with the Group's expectations as to its liquidity needs in the period prior to the expected completion of the Restructuring.

At 30 September 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of L880 million. Of this, L775 million reflected the cash in the secured accounts described above, L79 million reflected cash collateral placed against bonding facilities; L18 million reflected cash in the Group's captive insurance company and L15 million reflected cash deposited against secured loans in Italy. In addition, L25 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP Derivative Banks in respect of certain previously disposed companies. The remaining L8 million represents other restricted cash.

Of the Group's L182 million unrestricted cash held outside of the secured accounts as at 30 September 2002, L116 million was a combination of cash in transit and global working capital balances with the remaining L66 million held in money market deposits in the Group's treasury centres.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Group companies had L221 million of such bonds outstanding as at 30 September 2002 with both banks and insurance companies world-wide. The reduction from L500 million of bonds outstanding at 31 March 2002 was mainly the result of the disposal of Strategic Communications. Some of these facilities are covered by counter indemnities from Corp and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing Restructuring, all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately L80 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

A maturity profile of all bonds and guarantees outstanding at 30 September 2002 is set out below:

                                                                       As at
                                                                30 September
                                                                        2002
                                                                ------------
                                                                          Lm
2003 or earlier                                                           72
2004                                                                      10
2005                                                                      16
2006                                                                      45
2007                                                                      25
Thereafter                                                                 4
No expiry date                                                            49
                                                                ------------
Total                                                                    221
                                                                ============

A number of the Group's performance bonding arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The Group estimates that as at 30 September 2002, performance bonds with a face value of approximately L89 million have varying rights to call for cash collateral.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Bonding and guarantee facilities will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

OBLIGATIONS

The Group has obligations beyond the current financial period in terms of long-term debt, equity forward contracts, finance leases and operating leases. In addition to the L2,091 million of long-term debt and finance leases reported as at 30 September 2002, other long-term financial obligations were as follows:

                                                                  As at 30 September 2002
                                                              -------------------------------
                                                               Equity
                                                               Forward     Operating
                                                              Contracts     Leases      Total
                                                              ---------    ---------    -----
                                                                       in L million
2004                                                                 --           26       26
2005                                                                123           23      146
2006                                                                 --           19       19
2007                                                                 --           17       17
Thereafter                                                           --           79       79
                                                              ---------    ---------    -----
TOTAL                                                               123          164      287
                                                              =========    =========    =====

In addition, at 30 September 2002, the equity forward contracts had accrued interest of L44 million.

YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

GROUP REVIEW

GROUP TURNOVER BY SEGMENT

                                                                  Year ended
                                                                   31 March
                                                                --------------
                                                                 2001     2002
                                                                -----    -----
                                                                 in L million
Network Equipment                                               3,359    1,804
Network Services                                                1,016      969
Other (including intra-activity sales)                            (39)     (32)
                                                                -----    -----
Core                                                            4,336    2,741
Capital                                                           579      422
                                                                -----    -----
Continuing operations                                           4,915    3,163
Discontinued operations                                         2,027    1,404
                                                                -----    -----
Group                                                           6,942    4,567
                                                                =====    =====

Group sales for the year ended 31 March 2002 amounted to L4,567 million, representing a decrease of L2,375 million or 34 per cent. compared to the prior year (2001: L6,942 million), of which L3,163 million related to the Group's continuing operations (2001: L4,915 million) and L1,404 million to the Group's discontinued operations (2001: L2,027 million).

Sales from continuing operations decreased L1,752 million or 36 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of reduced demand in the global market for telecommunications equipment and services by telecommunications operators and companies.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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Sales from discontinued operations decreased L623 million or 31 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of the inclusion of only five months trading for Medical Systems, and ten months trading for Commerce Systems and Data Systems in the year ended 31 March 2002 compared to a full twelve months in the year ended 31 March 2001.

TURNOVER BY GEOGRAPHY

                                                                    Year ended 31 March
                                                                   2001              2002
                                                              --------------    --------------
                                                                       % of              % of
                                                                L      Total      L      Total
                                                              -----    -----    -----    -----
                                                                         L million
United Kingdom                                                1,777       26    1,084       24
The Americas                                                  2,852       41    1,760       39
Rest of Europe                                                1,677       22    1,151       25
Africa, Asia and Australia                                      636       11      572       12
                                                              -----    -----    -----    -----
                                                              6,942      100    4,567      100
                                                              =====    =====    =====    =====

ADJUSTED GROSS PROFIT

Adjusted gross profit at Group level excluding joint ventures was L1,057 million, representing adjusted gross margin of 25 per cent. (2001: 36 per cent.). The reduction in adjusted gross profit in the period was most significant in the Core businesses, accounting for approximately 79 per cent. of the decline. A significant proportion of this was due to the sizeable reduction in trading volumes experienced during the year. The speed of this deterioration in sales was more rapid than the Group's ability to re-scale the cost base of the business. This, in turn, led to an under-utilisation of resources in the Network Services business and under-recovery of cost in the supply chain, which accounted for the further reduction in adjusted gross profit. Contractual annual price negotiations under existing frame contracts, some price erosion on new Optical Networks orders and issues relating to business mix also contributed to the decline.

Within Capital, the disposal of businesses completed during the year, such as the Group's optical components business and GDA, contributed to a L30 million decrease in adjusted gross profit, while the businesses disposed in fiscal 2001 such as Woods Air Movement and Avery Berkel Group contributed approximately L22 million to adjusted gross profit in 2001, which was not repeated in fiscal 2002.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                                 Year ended
                                                                  31 March
                                                                ------------
                                                                2001    2002
                                                                ----    ----
                                                                in L million
Network Equipment                                                442    (464)
Network Services                                                 102      35
Other                                                            (15)    (64)
                                                                ----    ----
Core                                                             529    (493)
Capital                                                            1     (74)
                                                                ----    ----
Continuing operations                                            530    (567)
Discontinued operations                                          224     104
                                                                ----    ----
Group                                                            754    (463)
                                                                ====    ====

During the year ended 31 March 2002, the Group incurred an adjusted operating loss of L463 million, comprising an adjusted operating loss of L567 million contributed by its continuing operations and an adjusted operating

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

profit of L104 million by its discontinued operations. This compares to a Group adjusted operating profit of L754 million in the previous year.

The decline in adjusted gross profit before exceptional items was partly offset by savings in operating expenses achieved during the year as a result of cost reduction initiatives arising from the Group's operational review completed in September 2001.

OPERATING EXPENSES -- R&D

Total Group expenditure on R&D (excluding joint ventures) amounted to L628 million (2001: L626 million), representing approximately 15 per cent. of sales (2001: 9 per cent.). The Group invested L486 million (2001: L469 million) of this amount in Core businesses, an increase of approximately 4 per cent. compared to the previous year. This investment represented 18 per cent. of Core sales (2001: 11 per cent.). This increase in absolute expenditure and as a percentage of sales was mainly the result of higher R&D costs in the BBRS and Optical Networks businesses, driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to the Group's range of photonics equipment, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of the Group's SDH technology to produce a fourth generation SDH multiplexer. The Group also increased R&D investment in its Mobile businesses. R&D investment in a number of access product lines was scaled back during the year in line with the Group's strategy to focus spend on certain broadband access product lines, notably in fixed wireless access and the recently launched Access Hub. Expenditure on a number of narrowband access platforms was reduced and research programmes in areas such as fibre-in-the-loop and wireless-ip-in-the-local-loop ("WipLL") were terminated.

OPERATING EXPENSES -- SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses (excluding joint ventures) reduced by L168 million to L590 million, representing 14 per cent. of sales in the year ended 31 March 2002 (2001: L758 million, 11 per cent. of sales).

OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE EXPENSES

Adjusted administrative expenses amounted to L308 million, or 7 per cent. of sales, a reduction in absolute spend of L73 million (2001: L381 million, 6 per cent. of sales). The majority of the cost savings achieved in this area during the year related to headcount reductions as well as the rationalisation of a number of sales offices around the world and the termination of a number of marketing programmes and initiatives. The disposal of businesses in the current and previous financial years also led to a reduction in selling and distribution and administrative costs during the year of L21 million.

The relative increase in these costs as a percentage of sales was mainly the result of the severe downturn in sales volumes.

OPERATING EXPENSES -- OTHER

Other operating expenses amounted to L5 million during the financial year ended 31 March 2002 compared to other income of L74 million in the previous year. The Group recorded an increase in head office and other central costs which had been offset in the previous year by income from the sale of trademarks, settlement of a legal claim and the release of provisions no longer required against insurance-related liabilities. In addition, there was a charge of L11 million in respect of share incentive plans compared to a charge of L16 million in the previous year.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

CORE BUSINESS REVIEW

CORE KEY FIGURES

                                                                  Year ended
                                                                   31 March
                                                                --------------
                                                                 2001     2002
                                                                -----    -----
                                                                 in L million
Turnover                                                        4,336    2,741
Adjusted gross profit                                           1,689      599
Adjusted operating profit/(loss)                                  529     (493)

TURNOVER

The Core business serves a strong global customer base of predominantly incumbent operators. The ten largest customers of Network Equipment and Network Services during the year were BT (UK), Bell South (USA), Metro City Carriers (Germany), Qwest (USA), SBC (USA), Sprint (USA), Telecom Italia (Italy), UK Ministry of Defence (UK), Verizon (USA), Vodafone-Omnitel (UK, Germany and Italy). This group of customers accounted for 37 per cent. of Core sales in 2002. BT remains the Group's largest customer and accounted for 14 per cent. of Core sales in 2002 (2001: 19 per cent.).

CORE ADJUSTED OPERATING LOSS

The Core businesses recorded an adjusted operating loss of L493 million during the year (2001: adjusted operating profit of L529 million). This substantial decline was driven by a significant drop in adjusted gross margins caused by the decline in sales volumes and the Group's inability to restructure its cost base sufficiently rapidly within the year to offset the speed of the sales decline. The operating performance year on year declined across all major product segments but was most marked in Network Equipment.

ANALYSIS BY BUSINESS TYPE

NETWORK EQUIPMENT: SALES

In the year ended 31 March 2002, Network Equipment sales amounted to L1,804 million compared to L3,359 million in the previous year, a decline of L1,555 million or 46 per cent. Sales declined across all major product areas as a result of the general decline in demand for telecommunications equipment as the majority of telecom operators significantly reduced their capital spending budgets in order to focus on their own profitability and cash generation.

Optical Networks

In the year ended 31 March 2002, sales in this predominantly European business decreased by 47 per cent. to L737 million. The main factor contributing to this decline was the significant fall in sales of SDH equipment, which accounted for around 85 per cent. of total Optical Networks sales during the year ended 31 March 2002. SDH sales were predominantly focused on lower-capacity products as telecom operators sought to maximise utilisation in their existing networks rather than proceeding with the construction of new networks. Overall, the underlying decline was broadly in line with the overall industry trend in the SDH market, but was exacerbated by the phasing of capital expenditure of the Group's major incumbent customers. These telecommunication network operators decreased spend more rapidly and ahead of other operators.

During the first half of the year, the six months ended 30 September 2001, Optical Networks sales decreased by 43 per cent. to L357 million compared to the first half of the 2001 financial year. The UK market was hardest hit, mainly due to the significant reduction in spending by UK second operators, although sales to BT, the Group's largest customer, were also down in the period. Sales of DWDM equipment were sustained at a comparable level to the second half of the previous financial year of over L50 million as these products continued to gain market acceptance following their launch one year previously.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

During the second half of the year to 31 March 2002, Optical Networks sales decreased by 51 per cent. to L380 million compared to the second half of 2001 financial year. The continued decline in sales of SDH equipment was partially offset by increased sales of DWDM, which were a result of the first shipments of this type of equipment to Telecom Italia under the previously awarded exclusive five year frame contract, and a number of new customer frame contracts including Vodafone-Omnitel. In addition during this period, the Group made shipments of ultra-broadband DWDM equipment to BT under the existing five year frame contract. Given the nature of this contract, revenue relating to ultra-broadband products will be recognised when the circuits provided by this equipment are utilised. As none of the circuits provided by this equipment were utilised prior to 31 March 2002, no revenues associated with these shipments were recognised during the financial year.

Adverse fluctuations in foreign exchange rates accounted for L9 million of the overall sales decrease in this product area.

Access Systems

Broadband access sales were flat at L145 million. Network operators, in particular, Bell South, deferred deployment of next-generation fibre solutions for economic reasons and instead rolled-out lower volumes of mature access products such as copper and digital loop carriers, leading to lower sales levels in these areas. Increasing sales of the Group's Access Hub products and broadband point-to-point radio systems, particularly to German mobile operators for use in 2.5G and 3G networks, offset these decreases. First sales of Access Hubs were also made to Telecom Italia and Telkom South Africa during the year.

Sales in mature access were down equally across OPP, narrowband access products and voice systems. OPP sales were down to L247 million compared to L465 million in the previous year as the result of the general slowdown in the market for equipment, primarily in the United States and Mexico, particularly as a result of the rapid decline in the North American emerging carrier market. Sales of other mature access products, including our copper and fibre-based DISC*S access platform decreased during the first half as a result of capital expenditure reductions amongst North American incumbent local carriers, particularly Bell South and Sprint. In voice systems, a predominantly UK-based business, sales declined because previously awarded contracts reached completion and were not replaced by new contracts as customers refocused investment away from narrowband switching installed bases.

BBRS

BBRS sales decreased by L218 million or 51 per cent. to L209 million for the year ended 31 March 2002. During the first half of the year, sales decreased by 53 per cent. to L113 million and during the second half, sales decreased by 49 per cent. to L96 million. Sales decreased in all major geographic zones.

Overall, two main factors contributed to the sales decline.

Sales to enterprise customers declined substantially in the period, although the US Federal Government remained the largest single customer of the Group's broadband switching equipment. This trend reflected the continued impact of the Group's actions, commenced during the previous financial year, to focus its technical and commercial resources within the BBRS Business towards customers requiring carrier-class networks, namely telecommunications service providers and selected enterprise customers such as governments and armed forces who require more resilient switching capacity.

Sales to US service providers decreased during the year. Sales to BBRS' traditional service provider customer base of CLECs and Internet Service Providers ("ISPs") declined as they reduced their capital spending and were not replaced as rapidly as the Group had anticipated by sales to established operators due to capital spending restrictions and the consequent absence of major new contract wins.

In addition, the Group has historically sold a third party's broadband switching equipment into the UK market under an original equipment manufacturer's ("OEM") distribution agreement. Sales under this agreement declined during the year as a result of reduced customer spending in the UK market and the impact of the pending termination of this contract during the first half of the financial year ending 31 March 2002.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

During the first half of the year, the Group made initial shipments of its new MPLS products and during the second half, the Group's new multi-service core switch, the BXR 48000, was successfully launched and shipped to the US Federal Government and BTexact Technologies for field trials.

NETWORK EQUIPMENT: ADJUSTED OPERATING LOSS

Network Equipment incurred an adjusted operating loss of L464 million during the year, a decline of L906 million, or 205 per cent., for the year ended 31 March 2002 (2001: adjusted operating profit L442 million). Adjusted operating margins fell to negative 26 per cent. (2001: positive 13 per cent.).

This decline was driven by the substantially reduced adjusted gross margin. This resulted from the decline in sales recorded during the year, which led to under-recovery of costs in the supply chain. Contractual annual price reductions under existing frame contracts, some price erosion on new Optical Networks orders and an unfavourable business mix also contributed to the decline, but to a much lesser extent.

The decline in adjusted operating profit during the first half of the year was mainly due to the significantly reduced sales volumes and the inability of the Group to adjust its cost base sufficiently rapidly in reaction to this decline. The reduced sales volumes led to under-utilisation of assets in the supply chain and manufacturing processes, which the Group addressed and continues to address through its cost reduction strategy put in place as a result of the operational review announced in September 2001. Adjusted gross margins were also impacted by an adverse change in business mix, with the decline of sales of broadband switching and certain narrowband access products, which have historically achieved higher than average adjusted gross margins.

Adjusted operating losses increased during the second half impacted by the continuing reduction in sales volumes as well as some price erosion on certain new contracts, previously agreed contractual price reductions offered to customers under existing frame contracts which the Group was unable to offset with corresponding product cost reductions and the continuing change in business mix away from higher margin products. Also, during the second half, the Group incurred a number of one-off marketing costs to terminate previously committed marketing activities and programmes in order to achieve longer-term cost savings. R&D costs also increased, particularly in the final quarter of the year, as a result of the development and launch of key products including the BXR 48000 and new additions to the Group's range of DWDM products, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of SDH technology to produce a more cost effective fourth generation SDH multiplexer. This increase was partially offset by the scaling back of the Group's access systems business to focus more on broadband access product lines, notably in fixed wireless and the recently launched Access Hub high density DSLAM platform.

NETWORK SERVICES: SALES

Sales of Network Services decreased by L47 million, or 5 per cent., to L969 million for the year ended 31 March 2002 (2001: L1,016 million). Excluding the impact of acquisitions completed since 1 April 2000, such as MSI, APT and Northwood Technologies, Network Services sales decreased by 7 per cent. The main driver of this decline was a fall in sales of installation and commissioning services following the downturn in Network Equipment supply.

IC&M

IC&M sales decreased by 20 per cent. to L528 million during the year ended 31 March 2002. The decrease in installation and commissioning activities relating to Group products reflected the lower volume of Network Equipment sales. The decrease was partially offset by an increase in demand for cable installation in the UK, as well as maintenance services world-wide, as network operators sought to maximise the utilisation of their existing networks in order to reduce capital expenditure.

VAS

VAS sales increased by 15 per cent. to L414 million during the year ended 31 March 2002. Excluding the impact of acquisitions, sales increased by 14 per cent. The major driver of this growth related to the Group's project-based Integrated Systems activity which serves non-telecom industry sectors such as government and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

transportation. In particular, sales grew in the UK due to the conclusion of the London Underground Jubilee Line extension contract, as well as in the Middle East. During the first half of the year, sales of Wireless Services grew substantially driven by the increased difficulty for operators to secure new radio sites and increased demand for wireless network planning consultancy services as operators maximised efficiency in their existing networks and began to plan the roll out of 2.5G and 3G networks. This growth was not sustained in the second half of the year however as a result of delayed 3G network rollouts, leading to relatively flat sales of Wireless Services for the year as a whole.

NETWORK SERVICES: ADJUSTED OPERATING PROFIT

Network Services adjusted operating profit decreased by L67 million, or 66 per cent., to L35 million for the year ended 31 March 2002 (2001: L102 million). Adjusted operating margins fell to 3.6 per cent. from 10 per cent. in the previous year.

Adjusted operating profit fell across all service activities, but the level of decline was most substantial in IC&M. This labour-intensive activity saw significant sales growth in the year ended 31 March 2001 and the operating cost base, in particular the workforce, was geared up to deal with demand at that time. During the year ended 31 March 2002, demand for installation and commissioning activities dropped quarter on quarter following lower Network Equipment supply orders and this led to under-utilisation of resources in this area. The Group was unable to reduce costs quickly enough, particularly during the first half of the financial year, to prevent operating margin erosion. During the second half, the business began to benefit from the savings achieved as a result of the Group's cost reduction initiatives, but these were not sufficient to compensate for the continued decline of Network Equipment sales. The delay in the deployment of 3G networks by mobile operators, particularly in the UK, and the change in business mix in the US resulting in a higher proportion of software sales but a decline in consulting services, also led to the under-utilisation of resources in the VAS business.

CAPITAL

During the year ended 31 March 2002, Capital sales amounted to L422 million, a decrease of L157 million, or approximately 27 per cent., compared to sales of L579 million in the previous year. Of this decrease, the disposal of certain businesses within the year accounted for a L44 million decrease, while the non-recurrence of sales by businesses disposed in the year ended 31 March 2001 accounted for a further L84 million decrease. The remaining decrease was accounted for in other elements of the Capital business.

In February 2002, the Group completed the disposal of the Marconi Optical Components business to Bookham Technology plc in exchange for approximately 9 per cent. of the new enlarged issued share capital of Bookham Technology plc.

GROUP REVIEW -- OTHER FINANCIAL ITEMS

YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

For the year to 31 March 2002, exceptional items charged to Group operating loss (excluding joint ventures and associates) totalled L5,210 million. Of this amount, L830 million was charged against gross profit and L4,380 million against operating expenses. This had the effect of reducing the Group's gross profit (excluding share of joint venture gross profit) to L227 million and increasing the Group's operating loss to L6,115 million.

This was made up of a L3,831 million charge to write-down goodwill and tangible fixed assets, a L672 million increase in provisions for slow-moving and obsolete stock and related charges, restructuring and reorganisation charges totalling L482 million relating to the Group's on-going rationalisation programme including charges for headcount reductions, and exceptional IT spend of L75 million. There was also a charge of L150 million to increase doubtful debt provisions (of which L148 million was charged during the first half and a further L2 million during the second half).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Goodwill and tangible fixed asset write-down

The carrying values of goodwill and tangible fixed assets were assessed in the year to 31 March 2002. This assessment was undertaken in line with the Group's accounting policies and in the light of the declining industry and economic trends prevalent during the year. The assessment measured the amount by which the carrying values of the goodwill and tangible fixed assets exceeded the present value of expected future cash flows from operations. The declining industry and economic trends and more conservative assessment of future growth prospects of acquired businesses led to Corp's decision to write down the value of historical goodwill and tangible fixed assets by L3,831 million (of which L3,493 million was charged during the first half of the year and L338 million during the second half). This charge comprises L3,677 million to write-off purchased goodwill and L154 million for the impairment of tangible fixed assets.

The L3,677 million impairment charge in the year was predominantly against FORE Systems (L1,980 million), RELTEC Corporation (L748 million), MSI (L353 million) and Mariposa Technologies, Inc. (L166 million). The remaining L430 million was against several other acquisitions completed in previous years.

Stock provisions

For the year ended 31 March 2002, the Group increased provisions for slow-moving and obsolete stock and related charges by L672 million. Of this total amount, L518 million was charged during the first half of the year and L154 million during the second half. The decision to record these charges was made as a consequence of the more uncertain sales outlook, predominantly in relation to optical networking products as well as the Group's decision to scale-back certain product lines. L91 million of the total charge related to charges for onerous supplier commitments, of which L51 million was paid out during the year.

Restructuring and reorganisation charges

During the year ended 31 March 2002, the Group incurred an exceptional charge of L482 million (L342 million during the first half and L140 million in the second half) mainly in relation to the actions and initiatives undertaken to restructure and reorganise the Group operationally as a result of the sudden and significant downturn in trading in the global telecommunications markets.

L127 million of the total represented additional costs incurred as a consequence of the Group's decision to outsource certain manufacturing operations to Jabil Circuit, Inc. Under the terms of the agreement, the Group made payments of L77 million during the financial year, provided L19 million against stock with L31 million expected to be paid in the future. This was charged to gross profit as part of the overall charge of L830 million.

L31 million of the total charge was taken in respect of onerous contracts and represents certain liabilities to which the Group is committed as a result of the operational restructuring. This included liabilities relating to equipment leasing contracts and supply contracts under which the Group had previously agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size. This was also charged to gross profit as part of the overall charge of L830 million.

Restructuring costs relating to employee severance associated, in particular, with voluntary redundancy payments for approximately 10,000 employees amounted to L239 million during the financial year. The Group made cash payments of L207 million during the year. The balance of L30 million accrued at 31 March 2002 was to cover severance payments to approximately 700 employees, predominantly in the UK and Germany, who had volunteered for redundancy prior to the year end but whose leaving dates fall in the current financial year to 31 March 2003.

A charge of L40 million was taken in respect to site rationalisation and reflected the costs associated with the closure and consolidation of various Group sites around the world.

Other restructuring costs of L45 million related to various other costs and contractual commitments associated with the Group's restructuring programme.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Other exceptional items

During the financial year, the Group planned and began to implement a new global IT system. In the light of the revised trading outlook and the Group's continued focus on cost reduction, the systems implementation was terminated. L75 million of the total charges for restructuring and reorganisation represented costs associated with other systems implementation and related costs, L43 million in relation to capitalised external consultancy costs, L24 million of hardware and software costs expensed during the year and L8 million of other associated project costs.

NON-OPERATING EXCEPTIONALS

The Group incurred non-operating exceptional charges of L638 million during the year ended 31 March 2002.

Gain on disposal of subsidiaries and other fixed assets

During the year ended 31 March 2002, the Group recorded an overall net gain of L347 million in relation to gains on disposal of subsidiaries and other fixed assets and investments.

L358 million of this gain related to the disposal of the discontinued operations Medical Systems, Data Systems and Commerce Systems.

The Group's continuing operations incurred a net loss of L11 million on the disposal of fixed assets and investments. Gains on disposals of property and the Group's investments in Lottomattica S.p.A., GDA, Siemens Telecommunications Pty Limited and other assets and investments amounted to L189 million. This was more than offset by losses on the sale of the Marconi Optical Components business and write-downs on the value of some of the Group's investments, including NetDecisions Holdings Limited, Easynet Group Plc and Atlantic Telecom Group Plc.

Release of provisions relating to share options

At the time of the demerger of the Group's defence and electronics business to BAE SYSTEMS plc (formerly British Aerospace plc), the Group set up a non-operating profit and loss account provision of L633 million relating to share option schemes, L7 million of which was utilised in prior years. L247 million was recorded in shares to be issued within equity shareholders' funds and L386 million within provisions. At 31 March 2002, L291 million of this provision had been released as a non-operating exceptional item, reflecting the Group's view that the market price of its shares will not reach the trigger price of the options within the specified timeframes. L247 million of the release related to the Marconi Launch Share Plan and L44 million to other share option schemes. At 31 March 2002, gross provisions of L374 million remained on the balance sheet to cover the Group's share hedging arrangements. Collateral payments of L214 million made during the year were offset against this amount.

INTEREST AND FINANCE INCOME

In the twelve months to 31 March 2002, the Group's net interest charge was L244 million (2001: L150 million). The interest charge increased as a function of the Group's higher net debt position.

In the year to 31 March 2002, net finance income fell to L34 million from L41 million in the previous year.

TAXATION

The tax credit on ordinary activities before goodwill amortisation and exceptional items was L21 million in the reporting period, compared with a charge of L195 million in the corresponding period in the prior year. The net tax charge on exceptional items was L231 million.

The Group paid L13 million in relation to tax, after hedging. This comprised L110 million net tax repayments, offset by payments of L123 million related to tax on foreign exchange rate movements. For the year ended 31 March 2001, the comparable amounts were L137 million of tax payments and L33 million of receipts related to tax on foreign exchange rate movements.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Deferred tax assets of L596 million (2001: L147 million) were not recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group was not sufficiently certain that it would be able to recover those assets within a relatively short period of time.

GOODWILL AMORTISATION

The total Group goodwill amortisation charge for the year decreased to L433 million (2001: L673 million) of which L350 million was incurred in the first half and L83 million in the second half. This decrease is a result of the reduced carrying value of goodwill following the exceptional goodwill impairment discussed under "Goodwill and tangible fixed asset write-down" above.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 607.6 pence (2001: 27.5 pence).

The loss per share excluding exceptional items and goodwill amortisation was
65.4 pence compared to earnings per share of 45.6 pence in 2001.

31 MARCH 2002 -- FINANCIAL CONDITION

BALANCE SHEET

As at 31 March 2002, net liabilities before net retirement benefit deficits stood at L1,890 million compared to net assets before net retirement benefit surpluses of L4,314 million at 31 March 2001. The main contributing factor to this decrease was the write-down of goodwill and other operating and non-operating exceptional items, offset by the release of provisions for shares to be issued and the gains on disposals of businesses, investments, land, property and other assets; as discussed above. Other contributing factors included the Group's operating loss, interest costs and currency movements.

NET (LIABILITIES)/ASSETS

As at 31 March 2002, the Group had net current liabilities of L756 million, including drawings of approximately L2.2 billion under the Group's bank credit facility which has been placed on demand in the context of the Group's proposed Restructuring, and around L260 million drawn under bilateral arrangements.

WORKING CAPITAL

Stocks and contracts in progress reduced by approximately L1 billion during the year ended 31 March 2002. Of this amount, approximately L760 million related to the Core businesses and L230 million to discontinued operations. In the Core, stocks and contracts in progress were reduced by approximately L520 million as a result of net provision movements. The balance of the reduction was achieved through normal trading following the Group's improved management of the supply chain process and better integrated planning between sales and operations.

Group debtors decreased by approximately L1.2 billion during the year ended 31 March 2002. Of this amount, approximately L710 million related to the Core businesses and L430 million to discontinued operations. In the Core businesses, the main driver of the reduction in debtors was the reduced trading volumes experienced during the year. Net debtor provision movements accounted for approximately L107 million. During the first half of the year, debtor days in the Core businesses increased from 89 days net at 31 March 2001 to 104 days net at 30 September 2001. This was mainly the result of difficult trading conditions. During the second half, the Group focused on cash collection and made significant improvements in the management of overdue debts, leading to a reduction in Core debtor days to 103 days net (excluding the impact of the one-off sale of SDH inventory to BT) by March 2002. The increase year on year was due to the negative impact of a higher proportion of Southern European sales, where payment terms are typically longer.

Trade, other creditors and accruals reduced by approximately L1.0 billion during the year ended 31 March 2002. Of this reduction, approximately L350 million related to the Core businesses and L350 million to discontinued

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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operations. The balance related to non-Core activities and other business disposals not considered discontinued operations. The reduction in the Core businesses was mainly due to the reduced trading volumes experienced during the year. Creditor days in the Core businesses reduced to 54 days (after adjusting for the exclusion of the one-off impact of the sale of SDH inventory to BT in the final quarter of the year ended 31 March 2002) at 31 March 2002 from 64 days at 31 March 2001. This was mainly due to the increased proportion of outsourced manufacturing in Europe and North America, where payment terms stand at 30 days.

PROVISIONS

Provisions for liabilities and charges decreased by L209 million to L505 million at 31 March 2002.

Of the decrease, L263 million related to movements in share option provisions, L214 million of which was in respect of cash paid to collateralise the Group's obligations under share hedging arrangements and L44 million to the release of provisions, accounted for as a non-operating exceptional item. The balance of the movement related to L31 million of provisions utilised or released against share options issued to employees at the time of previous acquisitions, offset by accrued interest on the Group's share hedging arrangements and other charges of L26 million.

Reorganisation and restructuring provisions increased, after amounts spent in the period, by a net L50 million. Other provisions decreased by a net L14 million. The majority of the Group's rationalisation programmes were treated on a cash basis, with costs charged to the profit and loss account as the cost was incurred. However, provisions for restructuring were created to cover those parts of the Group's rationalisation programme, mainly in Germany and the UK, where as at 31 March 2002, individuals had been identified to leave the Group during the course of the current financial year.

VENDOR FINANCE

As at 31 March 2002, the Group had vendor finance commitments of approximately L100 million ($142 million), of which L58 million ($82 million) had been drawn. In addition, the Group provided a $90 million (L63 million) counter-indemnity to Koninklijke Philips Electronics N.V. relating to the sale of Marconi Medical Systems, Inc. Approximately L29 million was paid out against this indemnity during the year to 31 March 2002.

Management does not intend to extend any significant further financing using the Group's own funds. Instead, through its in-house vendor finance specialists, it will continue to provide innovative and structured financing solutions for its customers through third party financing institutions.

NET DEBT

Net debt at 31 March 2002 was reduced to L3,335 million from L3,782 million at 31 March 2001. At 31 March 2002, net debt comprised cash and liquid resources of L1,361 million, gross debt of L4,696 million, and net L81 million (2001: L474 million) owed to plc and subsidiaries of plc.

The gross debt at 31 March 2002 included L2.1 billion in Bonds (2001: L2.2 billion) with a principal of $1.8 billion, and approximately L260 million in drawings under local bilateral bank agreements.

YEAR ENDED 31 MARCH 2002 -- CASH FLOW

ADJUSTED OPERATING CASH FLOW

After capital expenditure of L361 million (2001: L578 million), the Group incurred an adjusted operating cash outflow of L351 million for the year ended March 2002 (2001: L645 million). This was predominantly driven by the Group's adjusted operating loss of L463 million, offset by an improvement in working capital of L239 million. Following a L533 million cash outflow after capital expenditure during the first half of the year, the Group generated positive operating cash flow of L182 million during the second half. This excluded proceeds of L116 million from the sale of properties. This sequential improvement resulted mainly from the Group's increased focus on cash collection from debtors and improved management of overdue debt, as well as from increased utilisation of inventory.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Net capital expenditure and financial investment amounted to L196 million for the year ended 31 March 2002.

Total capital expenditure in the Group decreased by L217 million, or 38 per cent., to L361 million for the year ended 31 March 2002.

In line with the Group's strategy of reducing capital expenditure to the level of depreciation, capital expenditure in the Core businesses decreased during the year. The main focus of this expenditure related to equipment for participation in technology trials with key customers and test equipment which supports on going research and development activity, the purchase of software licences as part of the Group's planned implementation of a new IT system and expenditure related to site and facility developments. The software licences were subsequently written off as the implementation of the IT project was terminated.

Financial investments represented a net cash outflow of L8 million and included L214 million of collateral payments paid under the Group's share option related hedging arrangements, L24 million repurchase of shares to satisfy the Group's obligations under option schemes relating to various previously acquired companies, and other fixed asset investments of approximately L70 million, including the Group's investment in Confirmant Limited, a joint venture with Oxford GlycoSciences. This was offset by some L320 million proceeds from the sale of the Group's remaining interests in Alstom SA and other smaller financial investments, including Lagardere SCA and Lottomatica S.p.A.

ACQUISITIONS AND DISPOSALS

Net cash inflows relating to acquisitions and disposals amounted to L995 million for the year ended 31 March 2002. This comprised approximately L1.4 billion net cash proceeds from the disposal of businesses, including Marconi Medical Systems, Inc., Marconi Commerce Systems Group and Marconi Data Systems Group, and the Group's 50 per cent. stake in GDA, which were offset by cash outflows relating to the demerger of ipsaris Limited into Easynet Group Plc, the creation of Ultramast Limited, a joint venture with Railtrack Telecom Services Limited and other smaller acquisitions.

EXCEPTIONAL CASH FLOWS

The Group incurred operating exceptional cash costs of L368 million during the year, related mainly to restructuring and rationalisation, including costs associated with the Group's manufacturing outsourcing programme, and the implementation of a new information technology system (which was subsequently terminated).

Other cash flows relate primarily to interest, dividends and tax.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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YEAR ENDED 31 MARCH 2001 COMPARED WITH YEAR ENDED 31 MARCH 2000

GROUP REVIEW

GROUP TURNOVER BY SEGMENT

                                                                Year ended
                                                                 31 March
                                                              --------------
                                                               2000     2001
                                                              -----    -----
                                                                in L million
Network Equipment                                             2,583    3,359
Network Services                                                543    1,016
Other (including intra-activity sales)                          (10)     (39)
                                                              -----    -----
Core                                                          3,116    4,336
Capital                                                         737      579
                                                              -----    -----
Continuing Operations                                         3,853    4,915
Discontinued Operations                                       1,871    2,027
                                                              -----    -----
Group                                                         5,724    6,942
                                                              =====    =====

CONTINUING OPERATIONS

Core sales increased from L3,116 million by L1,220 million to L4,336 million or by 39 per cent., 77 per cent. (2000: 83 per cent.) of these sales were in Network Equipment and 23 per cent. (2000: 17 per cent.) in Network Services.

Capital sales fell by L158 million, or 21 per cent., to L579 million for the year ended 31 March 2001 (2000: L737 million) due principally to the disposals of Avery Berkel and parts of the Group's Marconi Software Solutions business.

DISCONTINUED OPERATIONS

Sales in discontinued operations increased by L156 million, or 8 per cent., to L2,027 million (2000: L1,871 million).

TURNOVER BY GEOGRAPHY

                                                                   2000              2001
                                                              --------------    --------------
                                                                       % of              % of
                                                                L      Total      L      Total
                                                              -----    -----    -----    -----
                                                                         L million
United Kingdom                                                1,506       26    1,777       26
The Americas                                                  2,359       41    2,852       41
Rest of Europe                                                1,234       22    1,677       24
Africa, Asia and Australia                                      625       11      636        9
                                                              -----    -----    -----    -----
                                                              5,724      100    6,942      100
                                                              =====    =====    =====    =====

Total revenues increased by L1,218 million, or 21 per cent., to L6,942 million in the year to 31 March 2001 compared to the year to 31 March 2000.

The increase in revenues in the UK (up by L271 million) and Rest of Europe (up by L443 million) in the year to 31 March 2001 compared to the year to 31 March 2000, was primarily the result of like-for-like increases in sales of optical networks and network services products and the effect of acquisitions, principally the full-year effect of the acquisition of the public networks business of Bosch.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

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GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                               Year ended
                                                                31 March
                                                              ------------
                                                              2000    2001
                                                              ----    ----
                                                              in L million
Network Equipment                                              415     442
Network Services                                                71     102
Other (including intra-activity sales)                         (23)    (15)
                                                              ----    ----
Core                                                           463     529
Capital                                                         56       1
                                                              ----    ----
Continuing Operations                                          519     530
Discontinued Operations                                        210     224
                                                              ----    ----
Group                                                          729     754
                                                              ====    ====

The Group generated an adjusted operating profit of L754 million, comprising an adjusted operating profit of L530 million contributed by its continuing operations and an adjusted operating profit of L224 million by its discontinued operations. This compares to a Group adjusted operating profit of L729 million in the year ended 31 March 2000.

Continuing Operations

Core adjusted operating profit amounted to L529 million, an increase of L66 million, or 14 per cent., compared to an adjusted operating profit of L463 million recorded in the previous year.

Adjusted operating profit in the Network Equipment business increased in the Group's optical networks and access systems equipment businesses, mainly as a result of the increase in revenues. Within the Group's broadband switching and other networks businesses, adjusted operating profit was reduced by a number of factors: a reduction in like-for-like revenues, increased expenditure in the areas of selling, marketing and global advertising and an increase in the level of research and development expenditure.

In the Network Services business, adjusted operating profit increased due to growth in like-for-like revenues, offset in part by higher overheads to support the rapid expansion. Adjusted operating profit in the Capital business decreased as the result of the disposal of businesses and the decreased profit performance of the division's emerging and mature businesses.

Discontinued Operations

Adjusted operating profit in discontinued operations increased by L14 million or by 7 per cent. to L224 million (2000: L210 million).

SEGMENTAL ANALYSIS

Network Equipment

In the year ended 31 March 2001, Network Equipment sales amounted to L3,359 million, an increase of L776 million, or 30 per cent., compared to sales of L2,583 million recorded in the previous year. Sales increased across all major product areas and was particularly marked in Optical Networks and in the Group's Access businesses as telecom operators increased their spending on these types of equipment to augment the capacity of their existing networks or to deploy new networks. In Optical Networks, sales growth was driven mainly by increased volumes of SDH products, particularly in the UK, as well as initial shipments to European customers of the Group's new range of DWDM products, which was launched during the first half of the year. Increased sales in the Group's access businesses was driven by increased volumes of OPP equipment in the US and fixed wireless access products in Europe. Sales of broadband switching equipment remained flat as a result of the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

combination of reduced sales to enterprise customers, offset by the full year effect of the acquisition of FORE Systems in the previous year and a foreign exchange translation gain due to the strengthening of the US dollar against sterling.

Network Equipment adjusted operating profit increased by L27 million, or 7 per cent., to L442 million for the year ended 31 March 2001. Adjusted operating margins fell to 13 per cent. from 16 per cent.

The decline in adjusted operating margins was due to the higher level of R&D expenditure funded directly by the Group as a percentage of sales and increased selling and marketing expenditure as a percentage of sales.

Network Services

Network Services sales increased by L473 million, or 87 per cent., to L1,016 million in the year ended 31 March 2001. The effect of the acquisitions of MSI, APT and SMS completed during the year and the full year effect of the acquisition of Bosch Public Networks in the previous year accounted for L201 million of this sales growth. Excluding the effect of these acquisitions, sales growth was driven primarily by higher demand for network planning and build services from European incumbent operators. A number of new contracts were won during the year including a contract for the design, installation and maintenance of communications for the West Coast Main Line in the UK, a contract for electronic traffic monitoring and control for Texas Department of Transportation and network design and configuration services for North Kansas City Hospital, both in the US. In addition, during the period, the Group entered the market for managed services with contracts for BT Ignite Nederland and Jersey Telecom.

Adjusted operating profit in Network Services increased by L31 million, or 44 per cent., to L102 million for the year ended 31 March 2001 (2000: L71 million). Adjusted operating margins decreased to 10 per cent. (2000: 13.1 per cent.).

The increase in Network Services' adjusted operating profit was due to the increased sales in this segment, partially off-set by higher overheads to support the rapid expansion of the Group's service activities. The acquisition of businesses with lower adjusted operating profit margins led to the erosion of the margin in the period.

YEAR ENDED 31 MARCH 2001 COMPARED WITH YEAR ENDED 31 MARCH 2000

GROUP REVIEW -- OTHER FINANCIAL ITEMS

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

In the year ended 31 March 2001, the Group incurred net restructuring and reorganisation costs of L32 million relating to a charge for voluntary redundancy schemes and one-off restructuring costs of L65 million, partially offset by favourable settlements of contract commitments of L33 million.

NON-OPERATING EXCEPTIONALS

Gains on disposals of subsidiaries and other fixed asset investments of L89 million included the disposal of part of the Alstom Holding, Avery Berkel Group and Woods Air Movement. Amounts written off investments of L110 million related to the reduced market valuations of fixed asset investments. Other separation receipts of L20 million represented a further settlement received in relation to the MES transaction in the year.

INTEREST AND FINANCE INCOME

Net finance income increased from L32 million to L41 million or by 28 per cent.

TAXATION

The tax charge on loss on ordinary activities before goodwill amortisation and exceptional items amounted to L195 million (2000: L196 million). The net charge on goodwill amortisation and exceptional items was

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

L17 million, compared to a credit of L198 million in the prior year that crystallised as a result of the MES Transaction.

The Group paid L137 million in relation to tax, compared to L114 million in the year ended 31 March 2000. L74 million (2000: L111 million) was paid in the UK and L63 million (2000: L3 million) overseas.

Deferred tax assets of L147 million (2000: L166 million) were not recognised in respect of operating losses, retirement benefit scheme deficits and exceptional expenditure as the Group was not sufficiently certain that it would be able to recover those assets within a relatively short period of time.

GOODWILL AMORTISATION

Goodwill amortisation reduced from L765 million to L673 million or by 12 per cent. This was due primarily to the one-off impact in the year ended March 2000 of writing off in-process research and development arising in the newly acquired FORE Systems and RELTEC Corporation.

EARNINGS/(LOSS) PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 27.5 pence (2000: earnings per share of 56.8 pence).

Earnings per share excluding exceptional items and goodwill amortisation was
45.6 pence compared to earnings per share of 49.7 pence in the prior year.

31 MARCH 2001 -- FINANCIAL CONDITION

NET ASSETS

As at 31 March 2001, the Group had net assets before net retirement benefit surpluses of L4,314 million, compared to L4,420 million at 31 March 2000.

During the period, there was a L1 billion increase in the value of goodwill, largely due to the Group's acquisitions, which included MSI, Mariposa Technology, Inc., Systems Management Specialists, Inc., Splice Transmissao S.A. and Albany Partnership Limited, and a L0.8 billion increase in the value of stocks and contracts in progress. These increases were offset by an approximately L1 billion reduction in fixed asset investments, predominantly due to the flotation of Alstom, the disposal of part of the Group's investment in Lagardere SCA, the write-down of the Group's investment in Atlantic Telecom Group plc, and an approximately L1.1 billion increase in the Group's net debt balance.

WORKING CAPITAL

Stocks and contracts in progress increased by L775 million during the year ended 31 March 2001. Of this increase, the majority related to the Core businesses, with the balance being attributable to discontinued operations. Within the Core businesses, the increase in the levels of stock was in response to the significant increase in sales volumes experienced in the year to 31 March 2001 which, at the time, was expected to continue into the following financial year.

Group debtors increased by approximately L532 million during the year ended 31 March 2001. The majority of this increase related to the Core businesses, with the balance being attributable to discontinued operations. The increase in debtors in the Core businesses was due predominantly to the increase in sales experienced during the period.

Trade, other creditors and accruals increased by approximately L370 million during the year ended 31 March 2001. Of this increase, the majority related to disposed and discontinued operations, with the remainder relating to the Core businesses.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

PROVISIONS

Provisions for liabilities and charges increased by L21 million to L714 million during the year ended 31 March 2001.

The slight increase in the provisions balance was the result of a L46 million increase in share option provisions, which was partially offset by a reduction in the reorganisation and restructuring and other provisions. The L46 million increase in the share option provision was primarily the result of issuing share options in respect of businesses acquired during the period, including MSI and Mariposa Technology, Inc.

NET DEBT

Net debt increased by L1,089 million to L3,782 million in the year to 31 March 2001. At 31 March 2001, net debt comprised cash and liquid resources of L369 million (2000: L624 million), gross debt of L3,677 million (2000: L3,317 million) including amounts owing to plc and subsidiaries of plc which are not subsidiaries of Corp, of L474 million (2000: L548 million).

The gross debt at 31 March 2001 included L2.2 billion in Bonds (2000: L894 million), which represented an increase on the previous financial year following the issue of two unsecured US dollar bonds with principal amounts of $1.8 billion and L1,014 million of drawings under the E7 billion multi-currency revolving syndicated credit facilities.

As a result of the movement in foreign exchange rates from 31 March 2000 to 31 March 2001, the value of net debt increased by L256 million in the year.

CASH FLOW

ADJUSTED OPERATING CASH FLOW

After capital expenditure of L578 million (2000: L305 million), the Group incurred an adjusted operating cash outflow of L645 million (2000: L411 million inflow).

The reduction was due to the increase in working capital, particularly in stock and debtors, and the increase in capital expenditure, which was largely a result of the growth of the business. The increase in inventory was a result of the build-up of optical components in advance of scheduled new product deployments and the expected increased sales volumes in the 2002 financial year.

ACQUISITIONS AND DISPOSALS

Cash outflows related to acquisitions and disposals, including the non-operating exceptional cash flows related to the merger/demerger of MES, decreased from L3,974 million in the year ended 31 March 2000 to L658 million in the year ended 31 March 2001. In the year ended 31 March 2001 the outflow of L658 million was due to the various acquisitions made during the year, including MSI, Mariposa Technology, Inc., Systems Management Specialists and Albany Partnership Limited, with a further L56 million representing further settlements of the amounts in respect of the merger/demerger of GEC's defence business with BAE SYSTEMS plc (the "MES Transaction") in March 2000. In the year ended 31 March 2000, the outflow of L3,974 million was largely due to our acquisitions of FORE Systems and RELTEC Corporation, along with relatively smaller outflows in respect of the Bosch Public Networks Division and the SDH and DWDM manufacturing business of Nokia. This was offset by a L1,386 million inflow in relation to the MES Transaction, which represented dividends and other cash receipts from those businesses separated.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Net capital expenditure and financial investment for the year was an outflow of L34 million compared to an outflow of L394 million in the year ended 31 March 2000.

Total capital expenditure in the Group increased by L273 million, or 89.5 per cent., to L578 million for the year ended 31 March 2001.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

       APPENDIX 5: CORP'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL CONDITION AND
                                                           RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Net financial investment amounted to L527 million of which L629 million was realised on the disposal of part of the Group's stake in Alstom, which was offset by the purchase of NetDecisions and other smaller investments.

DIVIDENDS

The Group paid no dividends in the year to 31 March 2001 compared to L349 million in the year to 31 March 2000. This outflow was paid out to fellow subsidiaries of plc outside the Corp Group.

Other cash flows related primarily to tax and interest.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 6
                              INSOLVENCY ANALYSIS

1.1    PURPOSE OF THE INSOLVENCY ANALYSIS

       The purpose of this Appendix is to assist Scheme Creditors of either Corp and/or plc in determining whether to accept the proposals set out in the Explanatory Statement. The insolvency analysis sets out a comparison between the position that would be likely to face Scheme Creditors if plc and Corp were to go into administration as at 30 April 2003 and the position under the proposed Schemes, to enable Scheme Creditors to decide whether to vote in favour of the proposed Schemes.

       Each Scheme Creditor must make up its own mind whether the Relevant Scheme operates to its benefit. Each Scheme Creditor should, in particular, consider whether the certain and immediate payment (in the form of cash, notes and equity) that it might receive under the Relevant Scheme would be better than a dividend arising from an administration or liquidation of plc or Corp.

       Scheme Creditors are invited to read carefully the significant limitations and uncertainties set out in section 1.5 below.

1.2    WHY VOTE FOR THE SCHEMES?

       If the Restructuring is not approved, the nature of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings. Corp and plc strongly believe that, given the Group's financial position, the proposed Restructuring is in the best interests of all stakeholders, including Scheme Creditors and plc Shareholders.

       A KEY BENEFIT OF THE SCHEMES IS TO AVOID THE SERIOUS AND INEVITABLE UNCERTAINTY AND DELAY WHICH WOULD ARISE IN INSOLVENCY PROCEEDINGS FOR BOTH UNSECURED CREDITORS AND SECURED CREDITORS (ASSUMING THE INTERIM SECURITY HAS NOT BEEN RELEASED).

       CORP AND PLC BELIEVE THAT THE SCHEMES ARE MORE BENEFICIAL TO SCHEME CREDITORS THAN AN INSOLVENCY PROCEEDING OR ENFORCEMENT OF SECURITY AND SHOULD RESULT IN A BETTER RETURN, GREATER CERTAINTY AND AN IMMEDIATE DAY ONE DISTRIBUTION TO SCHEME CREDITORS. NONE OF THESE BENEFITS WOULD BE POSSIBLE UNDER THE INSOLVENCY ALTERNATIVES.

1.3    WHAT HAPPENS IF THE SCHEMES ARE APPROVED AND BECOME EFFECTIVE?

       If the Schemes are approved and become effective, each Scheme Creditor that participates in the First Initial Distribution will be entitled to receive for each L1,000,000 of Admitted Scheme Claim, an Initial Distribution of cash, New Notes and New Shares of approximately the amounts set out in Table 1 below:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                 APPENDIX 6: INSOLVENCY ANALYSIS

--------------------------------------------------------------------------------

       TABLE 1 -- ILLUSTRATIVE FIRST INITIAL DISTRIBUTION FOR EACH L1,000,000 OF
                  ADMITTED SCHEME CLAIM

                                                                                           CORP AND PLC
                                                                                         -----------------
                                        CORP                           PLC                    Illustrative
                             ---------------------------   ---------------------------           aggregate
                              L equivalent                  L equivalent                       estimated %
                              in aggregate                  in aggregate                      recovery for
                                 principal                     principal                   Admitted Scheme
                             amount/number     Estimated   amount/number     Estimated   Creditors of both
                             of New Shares    % recovery   of New Shares    % recovery        Corp and plc
                             -------------    ----------   -------------    ----------   -----------------
      Cash                   L     64,196          6.42%   L      9,446          0.94%            7.36%
      New Senior Notes (at
        par)                 L     85,022          8.50%   L     14,554          1.46%            9.96%
      New Junior Notes (at
        par)                 L     58,177          5.82%   L      9,959          1.00%            6.82%
      Number of New Shares        187,993    See Table 2         32,182    See Table 2      See Table 2

      For the purpose of the above calculation, Known Claims that are denominated in a currency other than sterling and the New Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations will be made at the Scheme Rate (which will be set five Business Days before the Effective Date).

      CASH

      The cash element of the distribution will be increased by the net proceeds of any asset disposals, other than up to L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003. The aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased.

      NEW NOTES

      The New Senior Notes will bear interest from their issue date at a per annum rate of 8 per cent. payable quarterly in cash on each 15 January, 15 April, 15 July and 15 October, commencing 15 July 2003. The New Junior Notes will bear interest from their issue date at a per annum rate of 10 per cent. payable quarterly in cash or, at Corp's option, at a per annum rate of 12 per cent. payable quarterly in kind (by issuing additional New Junior Notes to the holders of New Junior Notes) on each 31 January, 30 April, 31 July and 31 October, commencing 31 July 2003. On the first interest payment date for the New Notes, Corp will pay, in addition to accrued interest on the outstanding principal amount of the New Notes, an amount per New Note equal to the amount of interest that would have been accrued on New Notes if the New Notes had been outstanding for the period from 1 May 2003 to the issue date of the New Notes.

      All of the outstanding New Notes may be redeemed at Corp's option in whole, but not in part, at any time at a redemption price in cash equal to the greater of (i) 110 per cent. of their principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the New Senior Notes and New Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

      The New Notes are subject to mandatory early redemption in certain circumstances. The New Notes must be redeemed prior to their stated maturity in whole or in part using the proceeds from the Mandatory Redemption Escrow Account, which is an escrow account to be established for redemption of the New Notes into which Corp will be required to deposit from time to time:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 6: INSOLVENCY ANALYSIS

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      (a) releases to, or upon the order or instructions of, Corp or its subsidiaries of certain cash collateral or security for performance bonding (as described in more detail in Section 2, Part D.4); and

      (b) all net proceeds of asset sales received on or after 1 May 2003, other than up to L82 million of net proceeds from disposals of certain exempt specified assets and, if there are no New Junior Notes outstanding, proceeds reinvested in the non-US core business within specified time periods.

      Corp will apply amounts in the Mandatory Redemption Escrow Account to redeem first the New Junior Notes and then, under certain circumstances, the New Senior Notes, in each case at a redemption price in cash of 110 per cent. of their principal amount plus accrued and unpaid interest.

      In addition, in the event of either a Change of Control of Corp or the merger, consolidation or sale of all or substantially all the assets of Corp and its subsidiaries, taken as a whole, all of the New Notes must be redeemed in whole, but not in part, at a redemption price in cash equal to the greater of (i) 110 per cent. of their principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the New Senior Notes and New Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

      CORP BELIEVES THAT INTEREST AND REDEMPTION (OPTIONAL AND MANDATORY) PAYMENTS WILL BE MET IN FULL AND ON TIME. CORP INTENDS TO REDEEM THE NEW NOTES AS QUICKLY AS POSSIBLE.

      THE VALUE OF THE NEW NOTES REFERRED TO ABOVE ARE SHOWN AT NOMINAL (FACE) VALUE FOR ILLUSTRATIVE PURPOSES AND SHOULD NOT BE TAKEN AS A GUIDE TO WHAT MARKET VALUES MAY BE ACHIEVED ONCE THE SCHEMES BECOMES EFFECTIVE.

      DETAILS OF THE RISKS RELATED TO OWNERSHIP OF THE NEW NOTES ARE SET OUT IN
      SECTION 2, PART F.4.

      NEW SHARES

      There is currently no public trading market for the New Shares. In addition, there can be no assurance as to the development or liquidity of any market for the New Shares. FURTHER DETAILS OF THE RISKS RELATING TO OWNERSHIP OF THE NEW NOTES ARE SET OUT IN SECTION 2, PART F.4.

      In light of the risks referred to above it is not possible for Corp or plc to assign a value to the New Shares referred to in Table 1 above. Scheme Creditors will therefore need to determine for themselves, based on the information set out in the Explanatory Statement and other publicly available information, the value to be ascribed to the New Shares. The following table is provided to assist Scheme Creditors to convert the value they ascribe to the New Shares into a recovery percentage based on the number of New Shares received for each L1,000,000 of Admitted Scheme Claim (refer to Table 1). Table 2 (which should not be construed as a valuation) is provided for illustrative purposes only.

      TABLE 2 -- ILLUSTRATIVE PERCENTAGE RECOVERY FOR EVERY L1,000,000 OF
                  ADMITTED SCHEME CLAIM BASED ON A RANGE OF NOTIONAL EQUITY
                  VALUES

                                                              CORP AND PLC
                                                           -------------------
                                                                  Illustrative
                               CORP             PLC        aggregate estimated
                           -------------   -------------        % recovery for
      Illustrative equity    187,993 New      32,182 New       Admitted Scheme
       values ascribed to         Shares          Shares     Creditors of both
           the New Shares  (see Table 1)   (see Table 1)          Corp and plc
      -------------------  -------------   -------------   -------------------
            L100m                   1.9%           0.3%                   2.2%
            L200m                   3.8%           0.6%                   4.4%
            L300m                   5.6%           1.0%                   6.6%
            L400m                   7.5%           1.3%                   8.8%
            L500m                   9.4%           1.6%                  11.0%

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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1.4   WHAT ARE THE ALTERNATIVES?

      If neither Scheme becomes effective, or both are terminated before the First Initial Distribution, the nature of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings. If the Corp Scheme became effective but the plc Scheme did not become effective, then plc would inevitably have to enter some form of insolvency proceeding. If this occurred, Admitted Scheme Claims in the Corp Scheme would still receive their pro rata portion of the Restructuring Consideration.

      The UK insolvency proceeding alternatives to the Restructuring are as follows:

      (a)   liquidation; or

      (b)   administration.

      Of the two insolvency procedure alternatives, Corp and plc believe that a more advantageous realisation of Corp and plc's assets would be effected on an administration rather than on a liquidation. Accordingly, the insolvency analysis discussed in this Appendix does not specifically consider the possible returns that might be realised on a liquidation of either plc or Corp.

      An administrator is appointed by order of the Court, which must be satisfied by evidence that the statutory grounds for an appointment exist. The administrator will take charge of the company's affairs, business and property during the period for which the administration order is in force. The administrator displaces the company's board of directors from the management function and has the power to remove or appoint directors.

      The presentation of a petition for an administration order imposes an automatic moratorium on creditor action. Accordingly, except with the leave of the Court or the consent of the administrator, no steps may be taken to enforce security or repossess goods and no other proceedings may be commenced or continued against the company.

      In arriving at the conclusion that the Schemes are to be preferred to insolvency proceedings, and that administration would be more advantageous than liquidation, Corp and plc took into account the fact that certain causes of action are available to an administrator or a liquidator which are not available under a scheme of arrangement alone. In particular, a liquidator or administrator may be able to recover monies for the benefit of the company where it has given any voidable preference or been party to a transaction at an undervalue, and a liquidator (but not an administrator) may be able to do so where there has been wrongful or fraudulent trading in respect of which its past or present directors or others may be liable to contribute to its assets. Neither Corp nor plc is aware of any circumstances which might give rise to a claim of this nature. As between administration and liquidation, Corp and plc believe that the possibility of a claim existing which is not available to an administrator is outweighed by the more advantageous realisations expected from an administration. As between the Schemes and insolvency proceedings, Corp and plc believe that the possibility of such claims being available in insolvency proceedings is outweighed by the problems, uncertainties and delays which would be involved in an administration, which are discussed below.

      In relation to administration, there are two options available in relation to Corp (although in practice an administrator might choose to pursue some combination of the two):

      (a) a "trading administration" -- whereby the administrator would continue to fund the Group with a view to achieving a going concern sale of the businesses; or

      (b) a "liquidating administration" -- whereby the administrator would not fund the Group but instead would seek to sell Corp's assets on a break up or forced sale basis.

      As plc is not a trading company, the only insolvency option in relation to plc would be a "liquidating administration" or a liquidation.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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1.5   CAVEATS, LIMITATIONS AND UNCERTAINTIES OF THE INSOLVENCY ANALYSIS

      The insolvency analysis represents an illustrative estimate of insolvency values and recovery percentages based upon hypothetical insolvency proceedings as at 30 April 2003 whereby assets are converted into cash. The insolvency analysis is based on 31 December 2002 balance sheets, with the exception of cash in respect of Corp, where projected balances as at 30 April 2003 have been used. Certain deposits are denominated in foreign currencies and will be subject to foreign exchange fluctuations.

      In so far as insolvency might be an event that occurs in the future, the ultimate return to creditors will be determined by a series of complex circumstances relevant at the time of the insolvency. There may be unforeseen events, changes in economic conditions, and many other potential variations that could impact upon and change this analysis.

      PLC AND CORP HAVE PREPARED THE INSOLVENCY ANALYSIS ON THE BASIS OF CERTAIN ASSUMPTIONS WHICH THEY BELIEVE ARE REASONABLE IN THE CIRCUMSTANCES. HOWEVER, THE ASSUMPTIONS ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES WHICH ARE BEYOND ANYONE'S CONTROL, AND UNANTICIPATED EVENTS AND CIRCUMSTANCES MIGHT MATERIALLY AFFECT THE ANTICIPATED RESULTS.

      Furthermore, given the complex international and multi-jurisdictional nature of the Group and the specialised nature of its businesses, together with the substantial interdependency of many of the Group's subsidiaries and the complex intercompany position (which is further explained in Section 1.6 below), estimating an illustrative insolvency recovery is an extremely difficult task. Any insolvency of a group as large as the Group will inevitably be a lengthy process and there is a serious risk (due to the international nature of a significant proportion of the Group and its assets) that Corp and plc would become subject to ancillary proceedings in other jurisdictions, which would increase the cost, uncertainty and delay associated with any such procedures and might reduce ultimate realisations. Unsecured creditors would not normally expect to receive their full entitlement until all assets had been realised, and all liabilities finally determined.

      Neither the assumptions nor the numbers generated in this comparison have been audited. While the insolvency values are presented with some specificity (albeit within a range), the actual results achieved would in all likelihood vary, and could vary in ways that may be material. Accordingly, there can be no assurance that the assumptions employed in determining the insolvency value of the assets will result in accurate estimations of such insolvency values. Similarly, the ability to channel proceeds through a large number of other entities, many of which are offshore and could be subject to their own individual insolvency proceedings and applicable laws, cannot be estimated with any high degree of certainty.

      The wide range of insolvency outcomes set out below reflect the following major uncertainties:

      (a) the telecommunications market continues to be significantly depressed, therefore there may be a shortage of suitable purchasers of Group companies, businesses or assets;

      (b) complex inter-company claims would only return a dividend to Corp and plc in an insolvency after significant delays and uncertainties relating to insolvency proceedings, many of which would take place outside the United Kingdom;

      (c) as a result of the complex structure of the Group, and the fact that the Group is run on business lines as opposed to entity lines, substantial difficulties may be perceived by prospective purchasers in satisfying their legal and due diligence requirements;

      (d) there is a serious risk of a significant decline in the operating companies' trading prospects in an insolvency scenario. In particular, there would potentially be a serious loss of value as a result of customer and supplier actions, as well as loss of key employees;

      (e) since March 2002 few credible, motivated and well financed purchasers of Group companies, businesses or assets have emerged;

      (f) lengthy litigation may be required to resolve certain claims before an insolvency practitioner would be prepared or able to declare a dividend in an insolvency;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (g) in the secured insolvency scenario, there is a possibility of a legal challenge in relation to the interim security; and

      (h) disputes as to the priority of major intercompany and external claims against Corp and plc will inevitably add to uncertainty and delay.

      As further explained in section 1.8, unless previously released certain creditors will have the benefit of interim security over cash in the Lockbox Accounts. Notwithstanding such security, plc and Corp believe that due to the complex nature of the Group and the likelihood of ancillary proceedings in other jurisdictions, THERE COULD BE A CONSIDERABLE DELAY BEFORE ANY DISTRIBUTION COULD BE MADE TO SECURED CREDITORS.

      Neither, Corp, plc, the Directors nor their advisers make any representation or warranty that the actual results would or would not approximate to the assumptions contained herein.

      Nothing in this Appendix constitutes a valuation. Where present values for different scenarios are shown they are provided for illustrative purposes only and are subject to the assumptions set out in this Appendix.

1.6   LIQUIDATING ADMINISTRATION ANALYSIS

      Under UK insolvency proceedings the liquidation of a company generally consists of the cessation of business, the identification and collection of assets and the sale of the company's assets by an insolvency practitioner, with subsequent distribution of the net proceeds to creditors in accordance with statutory priorities. Generally speaking, the position is the same in a so-called liquidating administration.

      Normally, in a liquidating administration sale values would be realised on a break up or forced sale basis. In a situation such as this it may be possible for an insolvency practitioner to achieve greater realisations based on the dependency of certain customers on the relevant company's products, and their willingness to pay, at least in the short term, to avoid disruption to their business. However, it is not possible to estimate the effect of this, and it may be the case that an administrator, as an officer of the Court, may be restricted in what he can or cannot do to realise the assets. In addition, the Group's primary point of leverage in this situation would be the know-how invested in its staff. In the event of an insolvency, key people within the Group may not be prepared to remain with the Group other than in the short term.

      The proceeds from any insolvency asset sales and recoveries would be first applied to satisfy the claims of secured creditors (assuming the interim security has not been released) and the costs and expenses of winding up the company (such as the fees for the insolvency practitioner, and of lawyers and other professionals including financial advisors and accountants retained by the insolvency practitioner, asset disposal expenses, litigation costs, and claims arising from the wind-down of operations of the companies' business).

      The liquidating administration analysis has been prepared assuming that Corp's and plc's assets, including the assets of their subsidiaries, are liquidated as at 30 April 2003. This analysis is based on the unaudited book values as at 31 December 2002 and projected cash balance as at 30 April 2003. Corp and plc are not aware of any events subsequent to 31 December 2002 which would materially alter the unaudited book numbers. The analysis represents an illustrative estimate of the hypothetical proceeds from the sale of assets based on the application of certain realisation percentages to the various categories of assets held by the Group's major subsidiaries. These are discussed further below.

      The assets of plc are primarily comprised of its entitlement to intercompany receivables and dividends from subsidiaries. The asset of Corp primarily comprise cash under its control and its entitlement to intercompany receivables and dividends from subsidiaries.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      Factors considered in the liquidating administration analysis include the following:

          CASH AND EQUIVALENTS

          Cash and equivalents consists of cash in banks or operating accounts and liquid investments with maturities of three months or less and are assumed to be fully recoverable. Various cash balances which are secured or otherwise encumbered have not been included in the analysis. Some of these encumbered cash balances may be released over time, but the quantum cannot be known with certainty at this time. The balances in respect of Corp are based on projected book values of cash and cash equivalents as at 30 April 2003. Some of the deposits are denominated in foreign currencies and will be subject to foreign exchange fluctuations.

          INVESTMENTS

          This comprises the value of the Group's long term investments in certain listed and unlisted securities, discounted in certain cases to reflect possible lack of liquidity.

          ACCOUNTS RECEIVABLE

          Accounts receivable consists mostly of outstanding frame contract debt and accrued sales. The recovery of accounts receivable is based on management's estimate of collection, given such factors as that certain of the receivables are due from customers which are themselves in financial distress or undergoing liquidation, the ageing and historical collection patterns of the receivables, the status of work-in-process orders, advances received from customers, and the likelihood of set-off or counter claim in relation to interrupted contracts.

          In a liquidating administration, it is highly unlikely that accounts receivable will be fully collectable. Potential recoveries are very likely to be subject to substantial warranty/counter claims and therefore their timely receipt cannot be certain.

          For the purpose of this analysis, the recovery of accounts receivable from net external debtors has been assumed to fall within the range 10 per cent. to 30 per cent. of book value.

          INVENTORY

          Inventory comprises finished goods/goods shipped but not invoiced and work in progress ("WIP"). Many finished goods are specialist products and many are bespoke to individual contracts and would have little market value in a liquidating administration. Corp considers the sale value of stock held in WIP, for incomplete contracts, will not be substantial. This balance is also likely to comprise obsolete, or unsaleable stock or stock held as spares for current contracts.

          For the purposes of the insolvency analysis, Corp estimates the net amount recoverable from the sale of inventory is unlikely to exceed 5 per cent. of book value.

          PROPERTY, PLANT AND EQUIPMENT

          Property, plant, and equipment includes freehold and leasehold property, fixtures and fittings, leasehold improvements, computer equipment, motor vehicles, and network assets. The majority of the value in property, plant and equipment resides in the Marconi office premises in Germany, USA, Italy and the UK.

          For the purposes of the liquidating administration analysis, Corp estimates the overall net amount recoverable from tangible fixed assets (including taking account of the current market value of freehold property), will fall within the range 10 per cent. to 20 per cent. of net book value.

          INTANGIBLES

          Corp believes that the source codes of the Group's network software could have value to major customers and competitors in a going concern sale. However, significant negotiation would be required between the insolvency practitioner and the purchaser to settle warranty and/or counter-indemnity claims, business interruption claims, accounts receivable balances and related inventory

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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          balances before any value would be realised. It is not possible to estimate accurately the time it would take to resolve these issues.

          In a liquidating administration there would be little time for negotiation. Accordingly, while Corp's and plc's trade names and other intangible assets may have some value, no liquidation value has been assumed in the liquidating administration analysis. In any case, Corp does not believe that any value ultimately realised from intangibles would materially affect the dividend received from a liquidating administration.

          DILUTION

          One of the primary disadvantages of insolvency is the serious uncertainty and delay which would arise in insolvency proceedings. This uncertainty and delay is difficult to analyse accurately in a group of the size and complexity of the Group, but would materially decrease any return to Scheme Creditors in an insolvency proceeding.

          On the basis that Corp and plc were to go into an insolvency procedure, it is assumed that absent financial support from the rest of the Group, the majority of the United Kingdom and foreign Subsidiaries would go into some form of local law insolvency procedure. There are substantial intercompany claims against Corp and plc. These intercompany claims would likely rank pari passu with unsecured trade and financial creditors of Corp and plc. Assuming pari passu distribution on an insolvency, a large percentage of any cash distribution made by an insolvency practitioner would have to be made to related Group companies, many of whom are non-United Kingdom based.

          Although Corp and plc believe that a proportion of cash held or controlled by Corp will find its way back to Corp and plc by means of intercompany balances and shareholdings, there is a significant risk in relation to these monies (for example legal challenges and priority of major intercompany and external claims, together with litigation at the Subsidiary level for breach of contract and other damages claims). Therefore, a risk factor of 50 per cent. to 70 per cent. has been applied to the cash balances to account for this, which would include the effect of the crystallisation of off balance-sheet liabilities.

          CREDITOR AND CONTINGENT CREDITOR CLAIMS

          Total actual and contingent creditor claims against Corp and plc comprise Scheme Creditors and Excluded Creditors (the most significant of which are inter-company creditors). Provision has also been made for additional claims specific to a liquidating administration, such as redundancy.

          In addition, there may be further claims as a result of warranties, breach of contract, business interruption and other factors. All of these would decrease realisations to creditors.

          For the purposes of the analysis, illustrative amounts of contingent claims of L100 million to L500 million in relation to Corp and L50 million to L100 million in relation to plc have been used to represent this further potential dilution risk.

      ESTIMATED OUTCOMES FROM A LIQUIDATING ADMINISTRATION

      Subject to the caveats and assumptions set out in this Appendix, CORP BELIEVES THAT THE RETURN TO CORP UNSECURED CREDITORS FROM A LIQUIDATING ADMINISTRATION WOULD BE IN THE RANGE OF 10 PER CENT. TO 12 PER CENT. This also assumes that the interim security has been released (see Section 1.8 below). SIMILARLY, THE RETURN TO PLC UNSECURED CREDITORS FROM A LIQUIDATING ADMINISTRATION WOULD BE APPROXIMATELY 2 PER CENT.

      IF THE INTERIM SECURITY HAS NOT BEEN RELEASED, THE ESTIMATED RETURN TO CORP UNSECURED CREDITORS WOULD BE APPROXIMATELY 2 PER CENT. AND THE RETURN TO PLC UNSECURED CREDITORS WILL LIKELY BE LESS THAN 1 PER CENT.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      NONE OF THESE ESTIMATES APPLY DISCOUNTS FOR THE TIME VALUE OF MONEY. AS STATED IN SECTION 1.5, THERE IS LIKELY TO BE A SIGNIFICANT DELAY BEFORE ANY DISTRIBUTIONS ARE MADE.

1.7   TRADING ADMINISTRATION ANALYSIS

      Unlike a liquidating administration, the insolvency practitioner in a trading administration will try to maintain subsidiaries by drip feeding cash to keep them trading where it is cost effective to do this with a view to selling them as a going concern. There may be subsidiaries and businesses where it is not appropriate or cost-effective to provide funding and these will be dealt with in the same way as the liquidating administration scenario. In this scenario, many of the trading businesses and companies would be sold by foreign entities under the control of local insolvency procedures.

      In order to effect a successful trading administration substantial funding will be necessary. Corp and plc estimate this to be of the order of L200 million to L250 million. If the interim security has not been released, Corp does not believe that there will be sufficient free cash to fund a trading administration. Accordingly, the trading administration analysis necessarily assumes that the interim security has been released.

      The asset realisations in a trading administration are, where possible, derived from sales of shares in going concern entities. Given the generally depressed state of the telecommunications industry there is no certainty that the sale of shares will realise the values indicated, or indeed would be capable of achieving a going concern sale at all.

      The factors considered in the trading administration analysis include the following:

          ENTERPRISE VALUE AND BONDING CASH

          Consideration of the value of certain business lines has been undertaken and attempts have been made to allocate these to legal entities within the Group. Insolvency proceedings are likely to damage the goodwill and customer confidence in the business and hence the value of Corp's operating subsidiaries. Corp and plc have estimated the enterprise values for these business lines and have discounted the estimated enterprise values to reflect the discounted realisations under an insolvency scenario. It is assumed that bonding cash collateral may be freed to some extent in the case of a going concern sale. For the purposes of this analysis, it has been assumed that 10 per cent. to 40 per cent. of the bonding cash collateral will be released.

          DILUTION

          Significant dilution has been assumed for similar reasons to those stated in Section 1.6.

          The dilution amount differs between the trading administration and liquidating administration scenarios due to different realisation methods (sale of shares in a trading administration as opposed to sale of assets in a liquidating administration). A sale of shares has the additional benefit that a substantial amount of trade creditors and employee liabilities would pass to the purchaser, thereby reducing the effect of dilution. A reduced risk factor of 25 per cent. to 35 per cent. has therefore been applied to reflect the reliance on funds being remitted from other insolvency proceedings, particularly those outside the United Kingdom.

          DIFFICULTIES WITH A TRADING ADMINISTRATION

          Corp and plc believe that the following difficulties would be encountered in a trading administration:

          (a) few credible, motivated and well financed buyers have emerged since March 2002;

          (b) a trading administration may be difficult to manage in practice due to factors such as:

                (i) cross border insolvency procedures and differing jurisdictional frameworks; and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                (ii) impacts of Chapter 11 in the US and potential "quarantining" restrictions imposed by the US Courts;

          (c) risk/reward of funding the trading administration through the sale process in return for a limited upside;

          (d) the substantial instability caused by insolvency procedures may cause significant damage to the Group's ability to hold onto customers and key employees. Certain customer contracts may also be terminated by virtue of insolvency; and

          (e) it is possible that a Government or group of large customers will intervene and force disposal of certain businesses to specific competitors, further depressing values.

      ESTIMATED OUTCOME FROM A TRADING ADMINISTRATION

      Subject to the caveats and assumptions set out in this Appendix, CORP BELIEVES THAT THE RETURN TO CORP UNSECURED CREDITORS FROM A TRADING ADMINISTRATION WOULD BE IN THE RANGE 11 PER CENT. TO 17 PER CENT. This assumes that the interim security has been released (see Section 1.8 below). Because plc is not a trading company, the only insolvency option in relation to plc would be a liquidating administration or a liquidation (see Section 1.6 above).

      THE ESTIMATED RANGES DOES NOT APPLY A DISCOUNT FOR TIME VALUE OF MONEY. AS MENTIONED IN SECTION 1.5, THERE ARE LIKELY TO BE SIGNIFICANT DELAYS BEFORE ANY DISTRIBUTIONS ARE MADE.

1.8   INTERIM SECURITY

      As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security (over the cash held by Highrose Limited in the Lockbox Accounts) to the Group's principal lenders, being the Bank Creditors and the Secured Bondholders (other than plc's wholly owned subsidiary Ancrane) as well as to Barclays (as the only participating ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002).

      Provision has been made for the interim security to be released prior to the Corp Scheme Meeting in circumstances tied to the prospects of the Corp Scheme being successfully implemented (as described more fully in Section 2, Part D.1).

      If for whatever reason the interim security has not been released prior to the Corp Scheme Meeting, neither Corp nor plc will proceed with their respective Schemes and the interim security will remain in place in any subsequent insolvency proceedings (meaning that the Bank Creditors, Bondholders and Barclays would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts). The cash in the Lockbox Accounts is held in sterling, euro and US dollars accounts. The actual outcome from an enforcement of the interim security is therefore difficult to predict, and will fluctuate depending upon the time of enforcement and currency values.

      PLC AND CORP BELIEVE THAT DUE TO THE COMPLEX NATURE OF THE GROUP AND THE LIKELIHOOD OF ANCILLARY PROCEEDINGS IN OTHER JURISDICTIONS, THERE COULD BE A CONSIDERABLE DELAY BEFORE ANY DISTRIBUTION COULD BE MADE TO SECURED CREDITORS.

      Subject to the foregoing, CORP ESTIMATES THE RETURN TO SECURED CREDITORS WOULD BE 18 PER CENT. TO 20 PER CENT. (the range is narrow because the secured creditors principally benefit from the projected cash in the Lockbox Account) AND THE RETURN TO UNSECURED CREDITORS 2 PER CENT. OR LESS. DURING APRIL 2003, CORP MAY MAKE APPROVED CASH WITHDRAWALS FROM THE LOCKBOX ACCOUNTS. AN ENFORCEMENT OF THE INTERIM SECURITY AT THE BEGINNING OF APRIL 2003 WOULD THEREFORE LIKELY YIELD A HIGHER RETURN (APPROXIMATELY 1 PER CENT.) THAN AN ENFORCEMENT ON 30 APRIL 2003. THE RETURN TO PLC UNSECURED CREDITORS IS LIKELY TO BE LESS THAN 1 PER CENT.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 6: INSOLVENCY ANALYSIS

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1.9   CONCLUSION

      For all the reasons stated above, Corp and plc believe that the Schemes are more beneficial to Scheme Creditors than an insolvency proceeding or enforcement of security. Corp and plc believe that the Schemes give greater certainty overall and the certainty of the day one distribution of cash, New Notes and New Shares is a major benefit to Scheme Creditors. This certainty would not be available under insolvency proceedings or enforcement of security.

      Furthermore, whilst the ultimate return to Scheme Creditors through an insolvency process is fraught with uncertainty, Corp and plc believe that in all likelihood Scheme Creditors (whether secured or unsecured) will get a better overall return from the Schemes, especially when the time value of money is taken into account.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                   APPENDIX 7
                       ESCROW AND DISTRIBUTION AGREEMENT

THIS AGREEMENT is made by way of deed on 27 March, 2003 BETWEEN:

(1) MARCONI CORPORATION PLC, a public limited company incorporated in England and Wales with registered number 00067307 ("CORP");

(2) MARCONI PLC, a public limited company incorporated in England and Wales with registered number 03846429 ("PLC");

(3) REGENT ESCROW LIMITED, a limited liability company incorporated in England and Wales with registered number 4659445 ("ESCROW TRUSTEE");

(4) THE BANK OF NEW YORK, a New York banking corporation acting through its London branch (in its capacity as distribution agent, the "DISTRIBUTION AGENT" and in its capacity as Trustee and Book-Entry Depositary of the Yankee Bonds (as defined in the Schemes which expression is, in turn, defined below), "BONY");

(5) THE LAW DEBENTURE TRUST CORPORATION P.L.C., a public limited company incorporated in England and Wales with registered number 01675231 (in its capacity as trustee of the Eurobonds, the "EUROBOND TRUSTEE");

(6) ANCRANE, an unlimited liability company incorporated in England and Wales with registered number 4308188 ("ANCRANE");

(7) BONDHOLDER COMMUNICATIONS GROUP, a New York corporation ("BONDHOLDER COMMUNICATIONS"); and

(8) subject to their accession as provided in clause 2(4), PHILIP WALLACE and RICHARD HEIS of KPMG, 8 Salisbury Square, London EC4Y 8BB (the "SUPERVISORS", which expression shall include any other persons holding office as Supervisor of the Schemes from time to time).

WHEREAS:

(A) Corp proposes to enter into a scheme of arrangement (the "CORP SCHEME") under section 425 of the Companies Act 1985 (the "ACT") with its Scheme Creditors (as defined in the Corp Scheme).

(B) Plc also proposes to enter into a scheme of arrangement (the "PLC SCHEME", together with the Corp Scheme, the "SCHEMES" and each a "SCHEME") under section 425 of the Act with its Scheme Creditors (as defined in the plc Scheme).

(C) The Corp Scheme and the plc Scheme are set out in sections II and III respectively of the circular (the "SCHEME DOCUMENT") relating to the Schemes prepared by Corp and plc incorporating an explanatory statement in accordance with section 426 of the Act and filed with the court on 20 March, 2003 as the same may be approved or modified by the court.

(D) Philip Wallace and Richard Heis are expected to be appointed as Supervisors by the Court on the Effective Date and to undertake to the court to be bound to carry out their designated functions under each Scheme. Upon their appointment as Supervisors, it is anticipated that the Supervisors will accede to this Agreement.

(E) Each Scheme provides for the appointment of an escrow trustee and a distribution agent who will be responsible for, amongst other things, holding the Scheme Consideration (as separately defined in each Scheme) on trust for and distributing the Scheme Consideration to the relevant Scheme Creditors and Designated Recipients (as both of these terms are defined in the Schemes) who become entitled thereto pursuant to the operation of the relevant Scheme.

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(F) The Escrow Trustee has been incorporated and will act as trustee in respect of the Scheme Consideration under the Schemes. The Distribution Agent will agree on the terms of this Agreement to act as custodian of the Trust Funds for the Escrow Trustee and to distribute the Scheme Consideration to Admitted Scheme Creditors and Designated Recipients in accordance with the terms of the Schemes and this Agreement.

(G) Each of the Escrow Trustee, the Distribution Agent, the Supervisors, the Eurobond Trustee, BoNY and Bondholder Communications will undertake to the court to act in accordance with the terms of this Agreement.

(H) This Agreement is entered into in contemplation of, and certain provisions of this Agreement are conditional upon, either or both of the Schemes becoming effective.

(I) It is the intention of the parties that this Agreement be executed as a deed.

IT IS AGREED AND THIS DEED WITNESSES as follows:

1.     INTERPRETATION

(1) Capitalised terms used in this Agreement have the meanings given to them in each Scheme unless otherwise expressly provided.

(2)    In this Agreement:

       "ACCESSION LETTER" means the letter to be executed as a deed by the Supervisors on the Effective Date in or substantially in the form set out in Schedule 1 to this Agreement, pursuant to its undertaking to the court;

       "ADMITTED KNOWN CORP SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

       (i) the interest bearing cash account to be established under the designation Marconi Admitted Known Corp Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

       (ii) the securities account to be established under the designation Marconi Admitted Known Corp Scheme Creditors Trust Account with The Bank of New York, account number 490320 and a reference to one or more Admitted Known Corp Scheme Creditors Escrow Accounts is a reference to any one or more of those accounts;

       "ADMITTED KNOWN CORP SCHEME CREDITORS FUND" means the assets paid into or allocated to the Admitted Known Corp Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 7 and 11;

       "ADMITTED KNOWN PLC SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

       (i) the interest bearing cash account to be established under the designation Marconi Admitted Known plc Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

       (ii) the securities account to be established under the designation Marconi Admitted Known plc Scheme Creditors Trust Account with The Bank of New York, account number 490327 and a reference to one or more Admitted Known plc Scheme Creditors Escrow Accounts is a reference to any one or more of those accounts;

       "ADMITTED KNOWN PLC SCHEME CREDITORS FUND" means the assets paid into or allocated to the Admitted Known plc Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 8 and 11;

       "ANCRANE DIRECTION LETTER" means the letter to be executed as a deed by Ancrane in or substantially in the form set out in Schedule 2 to this Agreement;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      "CLEARSTREAM, LUXEMBOURG" means Clearstream Banking, societe anonyme;

      "CORPORATE EXPENSES ACCOUNT" means the current account at The Bank of New York established by the Escrow Trustee for the sole purpose of depositing the fees it will receive for acting as Escrow Trustee in accordance with clause 17 of this Agreement, for depositing any sum it receives under the indemnity given by Corp set out in clause 9(4) of this Agreement and for making Permitted Withdrawals;

      "CORPORATE NOMINEE" means the corporate nominee service to be operated by Computershare Investor Services PLC on behalf of Corp in respect of part of the plc Shareholder Stock and the Warrants referred to in the Letter of Instruction (as defined below);

      "CUSTODY INSTRUCTIONS" means instructions given by an Account Holder to Euroclear, Clearstream, Luxembourg or DTC, as the case may be, to block from trading the Bonds identified in an Account Holder Letter and which must be given no later than 5.00 p.m. (local time) on the Business Day immediately prior to the date on which that Account Holder Letter is delivered to Bondholder Communications;

      "DISTRIBUTION AGENT FEE LETTER" means a letter dated 14 March, 2003 from the Distribution Agent to the Supervisors, Corp and plc setting out the fees and expenses of the Distribution Agent;

      "DTC" means The Depository Trust Company of New York;

      "ESCROW ACCOUNTS" means each of the Admitted Known Corp Scheme Creditors Escrow Accounts, the Unadmitted Known Corp Scheme Creditors Escrow Accounts, the Reserve Corp Scheme Creditors Escrow Accounts and the plc Shareholders Account (such accounts, together, the "CORP ESCROW ACCOUNTS") and each of the Admitted Known plc Scheme Creditors Escrow Accounts, the Unadmitted Known plc Scheme Creditors Accounts and the Reserve plc Scheme Creditors Accounts (such accounts, together, the "PLC ESCROW ACCOUNTS");

      "ESCROW TAX FUND" means a fund of not more than L4,500,000 set aside by Corp comprising any input value added tax recovered by Corp (whether by means of a payment from HM Customs & Excise or by way of reduction of the output value added tax for which Corp would otherwise be required to account to HM Customs & Excise) incurred in relation to the issue of New Shares or New Notes under the Corp Scheme;

      "ESCROW TRUSTEE FEE LETTER" means a letter dated the date of this Agreement from the Escrow Trustee to the Supervisors, Corp and plc setting out of the fees and expenses of the Escrow Trustee;

      "EUROBOND MEETING" means a meeting of holders of a series of the Eurobonds, duly convened and held in accordance with the terms of the relevant Trust Deed;

      "EUROCLEAR" means Euroclear Bank S.A./N.V. as operator of the Euroclear System;

      "LETTER OF INSTRUCTION" means the letter of instruction from Corp, the Escrow Trustee and the Distribution Agent to Computershare Investor Services PLC in or substantially in the form set out as Schedule 3 to this Agreement;

      "PERMITTED WITHDRAWAL" means any withdrawal by the Escrow Trustee from the Corporate Expenses Account for the sole purpose of paying for one or more of the following expenses:

      (i) any expense arising under, or contemplated by, the terms of this Agreement; and

      (ii) any expense incurred in order to comply with its obligations under the Act (including, but without limitation to the generality of the foregoing, any expenses incurred in making any requisite annual or other filings at Companies House) or any other law or regulation applicable to companies generally;

      "PLC SHAREHOLDERS ACCOUNT" means the securities account to be established under the designation Marconi plc Shareholders Trust Account with The Bank of New York, account number 490328;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      "PLC SHAREHOLDERS FUND" means the assets allocated to the plc Shareholders Account in accordance with clause 5 as the same may be reduced in accordance with clause 7(9);

      "RESERVE CORP SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

      (i) the interest bearing cash account to be established under the designation Marconi Reserve Corp Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

      (ii) the securities account to be established under the designation Marconi Reserve Corp Scheme Creditors Trust Account with The Bank of New York, account number 490322 and a reference to one or more Reserve Corp Scheme Creditors Escrow Accounts is a reference to any one or more of those Accounts;

      "RESERVE CORP SCHEME CREDITORS FUND" means the assets paid into or allocated to the Reserve Corp Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 7 and 11;

      "RESERVE PLC SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

      (i) the interest bearing cash account to be established under the designation Marconi Reserve plc Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

      (ii) the securities account to be established under the designation Marconi Reserve plc Scheme Creditors Trust Account with The Bank of New York, account number 490326 and a reference to one or more Reserve plc Scheme Creditors Accounts is a reference to any one or more of those accounts;

      "RESERVE PLC SCHEME CREDITORS FUND" means the assets paid into or allocated to the Reserve plc Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 8 and 11;

      "SECURITY INTEREST" means any mortgage or sub-mortgage, standard security, sub-standard security, charge or sub-charge (whether legal or equitable), encumbrance, pledge, lien, hypothecation, assignment by way of security, assignation in security or other security interest or title retention arrangement any agreement, trust or arrangement having substantially the same economic or financial effect as any of the foregoing;

      "TRANSFER NOTICE" means an irrevocable notice served by the Supervisors on the Escrow Trustee (with a copy to the Distribution Agent) instructing the Escrow Trustee to cause the Distribution Agent to credit or transfer any Scheme Consideration to or between any Escrow Accounts;

      "TRUSTEES" means the Eurobond Trustee and BoNY (in its capacity as trustee of the Yankee Bonds);

      "TRUST FUNDS" means the Admitted Known Corp Scheme Creditors Fund, the Admitted Known plc Scheme Creditors Fund, the plc Shareholders Fund, the Reserve Corp Scheme Creditors Fund, the Reserve plc Scheme Creditors Fund, the Unadmitted Known Corp Scheme Creditors Fund and the Unadmitted Known plc Scheme Creditors Fund;

      "UNADMITTED KNOWN CORP SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

      (i) the interest bearing cash account to be established under the designation Marconi Unadmitted Known Corp Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

      (ii) the securities account to be established under the designation Marconi Unadmitted Known Corp Scheme Creditors Trust Account with The Bank of New York, account number 490321

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      and a reference to one or more Unadmitted Known Corp Scheme Creditors Escrow Accounts is a reference to any one or more of those Accounts;

      "UNADMITTED KNOWN CORP SCHEME CREDITORS FUND" means the assets paid into or allocated to the Unadmitted Known Corp Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 7 and 11;

      "UNADMITTED KNOWN PLC SCHEME CREDITORS ESCROW ACCOUNTS" means each of the following accounts:

      (i) the interest bearing cash account to be established under the designation Marconi Unadmitted Known plc Scheme Creditors Trust Account with The Bank of New York, One Canada Square, London E14 5AL; and

      (ii) the securities account to be established under the designation Marconi Unadmitted Known plc Scheme Creditors Trust Account with The Bank of New York, account number 490325 and a reference to one or more Unadmitted Known plc Scheme Creditors Escrow Accounts is a reference to any one or more of those Accounts; and

      "UNADMITTED KNOWN PLC SCHEME CREDITORS FUND" means the assets paid into or allocated to the Unadmitted Known plc Scheme Creditors Escrow Accounts in accordance with clause 5 as the same may be increased or reduced in accordance with clauses 6, 8 and 11.

(3)   In this Agreement:

      (a) references to a person include an individual, firm, partnership, company, corporation, unincorporated body of persons and any state or state agency;

      (b) references to a natural person include his estate and personal representatives;

      (c) references to a party to this Agreement include references to the successors or assigns (immediate or otherwise) of that party; and

      (d) references to the singular include the plural and vice versa and words importing one gender shall include all genders.

(4) In this Agreement any reference, express or implied, to an enactment includes references to:

      (a) that enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after the signature of this Agreement);

      (b) any enactment which that enactment re-enacts (with or without modification); and

      (c) any subordinate legislation made (before or after the signature of this Agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above or under any enactment referred to in paragraph (b) above, and "ENACTMENT" includes any legislation in any jurisdiction.

(5)   Sub-clauses (1) to (4) above apply unless the contrary intention appears.

(6)   The headings in this Agreement do not affect its interpretation.

2.    CONDITIONS PRECEDENT, COMMENCEMENT AND ACCESSION

(1)   Save as provided in clauses 3, 13, 18, 19 and 21 and in sub-clauses (2) to
      (4) below, the obligations of the parties pursuant to this Agreement shall have effect from the Effective Time of the Corp Scheme as regards matters relevant to the Corp Scheme and the Effective Time of the plc Scheme as regards matters relevant to the plc Scheme. For the avoidance of doubt, if the Effective Time does not occur under the plc Scheme, this circumstance will have no effect on the provisions in this Agreement relating to the Corp Scheme if the Effective Time occurs under the Corp Scheme.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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(2) Corp shall notify promptly each of the other parties to this Agreement upon the occurrence of the Effective Time of the Corp Scheme and plc shall notify promptly each of the other parties to this Agreement upon the occurrence of the Effective Time of the plc Scheme.

(3) The obligations of Corp set out in clause 4 of this Agreement and of the Escrow Trustee set out in clause 5(1) of this Agreement, respectively, shall have effect from the date of this Agreement.

(4) Prior to the Effective Time, this Agreement shall operate as a contract between each of the parties to it other than the Supervisors. Accordingly, each of the parties to this Agreement (other than the Supervisors) acknowledges that following the appointment by the Court of Philip Wallace and Richard Heis as Supervisors, the Supervisors will become parties to this Agreement by executing the Accession Letter on the Effective Date. Prior to their execution of the Accession Letter, no provision of this Agreement shall operate to confer any right or impose any obligation on the Supervisors.

3.     AGREEMENT TO ACT

(1) The Escrow Trustee hereby agrees to act as trustee in relation to each Scheme on the terms of this Agreement.

(2) The Escrow Trustee shall apply the Scheme Consideration received by it in accordance with the terms of the Scheme pursuant to which it was received and agrees that its holding of Scheme Consideration on bare trusts for Scheme Creditors shall not affect the principles under which Scheme Consideration is distributed in accordance with the terms of each Scheme.

(3) The Distribution Agent hereby agrees to act as custodian of the Trust Funds and as distribution agent in relation to the Scheme Consideration under each Scheme.

4.     CORP DECLARATION OF TRUST

       Corp hereby declares as follows:

       (a) it holds 1,000 fully paid ordinary shares of L1.00 each (the "ESCROW TRUSTEE SHARES") in the Escrow Trustee (being the Escrow Trustee's entire issued share capital) on an irrevocable bare trust for the Scheme Creditors of each of the Corp Scheme and plc Scheme and each Designated Recipient absolutely;

       (b) it will hold all dividends and other distributions of profits or assets in respect of the Escrow Trustee Shares and all other property and rights arising out of or derived from the Escrow Trustee Shares on trust for the Scheme Creditors of each of the Corp Scheme and plc Scheme and each Designated Recipient absolutely in the same manner as the Escrow Trustee Shares and references to the Escrow Trustee Shares will be construed accordingly;

       (c) it will only deal with and dispose of the Escrow Trustee Shares and exercise all rights conferred by its holding of the Escrow Trustee Shares as the Supervisors direct; and

       (d) the power of appointing a new trustee or new trustees is vested in the Supervisors.

5.     ESTABLISHMENT OF ESCROW ACCOUNTS

(1) As soon as reasonably practicable after the date of this Agreement the Escrow Trustee shall establish the Escrow Accounts and each such account shall be designated by the Escrow Trustee as a trust account. The Escrow Trustee shall provide to the Prospective Supervisors, Corp and plc prompt confirmation of the establishment of the Escrow Accounts.

(2) On the Effective Date, Corp shall transfer, issue and allot the Basic Scheme Consideration and the plc Shareholder Stock to the Escrow Trustee or, in the case of any New Shares comprised therein, to its nominee to be held by the Escrow Trustee on the trusts set out in sub-clause (7) below and to be paid into or allocated to the following Escrow Accounts:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (a) in the case of the portion of the Known Claims Segment which is to be distributed in accordance with the First Initial Distribution Notice, the relevant Admitted Known Corp Scheme Creditors Escrow Account;

      (b) in the case of the balance of the Known Claims Segment, the relevant Unadmitted Known Corp Scheme Creditors Escrow Account;

      (c) in the case of the Reserve Claims Segment, the relevant Reserve Corp Scheme Creditors Escrow Account; and

      (d)   in the case of the plc Shareholder Stock, the plc Shareholders'
            Account.

      Except where defined herein, capitalised terms used in sub-clauses (2) and
      (3) of this clause 5 have the meanings given to them in the Corp Scheme.

(3) Any Scheme Consideration, not being Basic Scheme Consideration, shall be paid into or allocated to the relevant Escrow Accounts by Corp in the manner directed by the Supervisors (acting in accordance with the authority given to them in the Corp Scheme) by a Transfer Notice.

(4) On the Effective Date, plc shall, in accordance with clause 34 of the plc Scheme, direct that the Basic Scheme Consideration shall be transferred to the Escrow Trustee to be held by the Escrow Trustee on the trusts set out in sub-clause (7) below and to be paid into or allocated to the following Escrow Accounts:

      (a) in the case of the portion of the Known Claims Segment which is to be distributed in accordance with the First Initial Distribution Notice, the relevant Admitted Known plc Scheme Creditors Escrow Account;

      (b) in the case of the balance of the Known Claims Segment, the relevant Unadmitted Known plc Scheme Creditors Escrow Account; and

      (c) in the case of the Reserve Claims Segment, the relevant Reserve plc Scheme Creditors Escrow Account.

      Except where defined herein, capitalised terms used in sub-clauses (4) and
      (5) of this clause 5 have the meanings given to them in the plc Scheme.

(5) Any Scheme Consideration, not being Basic Scheme Consideration, shall be paid into or allocated to the relevant Escrow Accounts by plc in the manner directed by the Supervisors (acting in accordance with the authority given to them under the plc Scheme) by a Transfer Notice.

(6) The Escrow Trustee shall, promptly after receipt of any Scheme Consideration pursuant to any of sub-clauses (2) to (5) above, provide:

      (a) to Corp and the Supervisors an acknowledgement of the receipt of each part of the Scheme Consideration (as defined in the Corp Scheme) and plc Shareholder Stock transferred, issued and allotted to it; and

      (b) to plc and the Supervisors an acknowledgement of the receipt of each part of the Scheme Consideration (as defined in the plc Scheme) transferred to it.

      The Escrow Trustee shall maintain records of all its dealings with the Scheme Consideration and shall make such records (or copies thereof) available to Corp, plc and the Supervisors at all reasonable times upon request.

(7)   The Escrow Trustee shall hold:

      (a) the Admitted Known Corp Scheme Creditors Fund on bare trust for the Admitted Known Creditors named in the First Initial Distribution Notice absolutely in proportion to their respective entitlements to the First Initial Distribution under clause 23 of the Corp Scheme;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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       (b) the Unadmitted Known Corp Scheme Creditors Fund and the Reserve Corp Scheme Creditors Fund on bare trust for the Scheme Creditors absolutely for application by the Escrow Trustee on their behalf in accordance with the Corp Scheme and this Agreement;

       (c) the plc Shareholder Fund on trust for the plc Shareholders absolutely in proportion to their respective entitlements under sub-clause 31(3) of the Corp Scheme;

       (d) the Admitted Known plc Scheme Creditors Fund on bare trust for the Admitted Known Creditors named in the First Initial Distribution Notice absolutely in proportion to their respective entitlements to the First Initial Distribution under clause 23 of the plc Scheme; and

       (e) the Unadmitted Known plc Scheme Creditors Fund and the Reserve plc Scheme Creditors Fund on bare trust for the Scheme Creditors absolutely for application by the Escrow Trustee on their behalf in accordance with the plc Scheme and this Agreement.

       Except where defined herein, capitalised terms used in paragraphs (a) to
       (c) of this sub-clause (7) have the meanings given to them in the Corp Scheme and capitalised terms used in paragraphs (d) and (e) of this sub-clause (7) have the meanings given to them in the plc Scheme.

(8) It shall be a term of each trust constituted by sub-clause (7) above that:

       (a) the Supervisors of each Scheme shall have authority to give instructions to the Escrow Trustee and the Distribution Agent in order to give effect to the terms of the relevant Scheme and that the Distribution Agent shall have authority to act on the instructions of the Supervisors of the relevant Scheme, the directions of the Trustees and Ancrane contained in clauses 7(6) and 8(6) of this Agreement and in the Ancrane Direction Letter, the directions of Corp (on behalf of the persons absolutely entitled thereto) contained in clauses 7(11) and (12) of this Agreement and the directions of plc (on behalf of the persons absolutely entitled thereto) contained in clauses 8(8) and (9) of this Agreement with regard to the distribution of the property the subject of such trust;

       (b) the Escrow Trustee is authorised to take any action which the Supervisors may instruct for the purposes of the relevant Scheme, including by way of Distribution Notice and Transfer Notice; and

       (c) the duties of the Escrow Trustee in relation to each trust of confidentiality and acting in the interests only of the beneficiaries of such trust are disapplied to the extent necessary to enable the Escrow Trustee to take action in accordance with the terms of each Scheme.

(9) The entity with which any Escrow Account is held may only be changed if the Escrow Trustee is directed to make such a change by the Supervisors and, if the Supervisors do make such a direction, the Distribution Agent shall use all reasonable efforts to assist in that change.

(10) Neither the Escrow Trustee nor the Distribution Agent shall have, and each of them shall procure that none of their respective delegates shall have, any right of indemnity, set off, combination of accounts or any other right whatsoever to apply the assets comprised in the Trust Funds or any of them in discharge or satisfaction of any cost, right of reimbursement, expense, loss or other liability of the Escrow Trustee or, as the case may be, the Distribution Agent, and all such rights are hereby released by the Escrow Trustee and the Distribution Agent.

6.     UNDERTAKINGS

(1) Subject as provided in clause 7 (in the case of paragraphs (a) to (c) below) and clause 8 (in the case of paragraphs (d) to (f) below), the Escrow Trustee hereby undertakes in favour of the Supervisors, each Admitted Scheme Creditor (including, for the avoidance of doubt, the Eurobond Trustee and BoNY upon their Scheme Claims being Admitted) and each Designated Recipient as follows:

       (a) against receipt of the First Initial Distribution Notice under the Corp Scheme, to direct (and it hereby does direct) the Distribution Agent to transfer on behalf of the Admitted Known Creditors named in the First Initial Distribution Notice from the Admitted Known Corp Scheme Creditors Escrow Fund such amounts and securities as are equal to the Distribution Entitlement in respect of

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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            the Admitted Known Claims the subject of the First Initial Distribution Notice to the Admitted Scheme Creditors named in the First Initial Distribution Notice;

      (b) against receipt of any Distribution Notice (other than the First Initial Distribution Notice) under the Corp Scheme, to direct (and it hereby does direct) the Distribution Agent to transfer on behalf of the Scheme Creditors from the relevant Corp Escrow Accounts such amounts and securities as are specified in the Distribution Notice to the Admitted Scheme Creditors named in the Distribution Notice;

      (c) against receipt of a Transfer Notice relating to any Corp Scheme Consideration, to direct (and it hereby does direct) the Distribution Agent to take the action required by that Transfer Notice;

      (d) against receipt of the First Initial Distribution Notice under the plc Scheme, to direct (and it hereby does direct) the Distribution Agent to transfer on behalf of the Admitted Known Creditors named in the First Initial Distribution Notice from the Admitted Known plc Scheme Creditors Escrow Fund such amounts and securities as are equal to the Distribution Entitlement in respect of the Admitted Known Claims the subject of the First Initial Distribution Notice to the Admitted Scheme Creditors named in the First Initial Distribution Notice;

      (e) against receipt of any Distribution Notice (other than the First Initial Distribution Notice) under the plc Scheme, to direct (and it hereby does direct) the Distribution Agent to transfer on behalf of the Scheme Creditors from the relevant plc Escrow Accounts such amounts and securities as are specified in the Distribution Notice to the Admitted Scheme Creditors named in the Distribution Notice; and

      (f) against receipt of a Transfer Notice relating to any plc Scheme Consideration, to direct (and it hereby does direct) the Distribution Agent to take the action required by that Transfer Notice.

      Each of the Escrow Trustee and the Distribution Agent agrees that it shall have no discretion in the making or withholding of any Distribution or credit or transfer required by a Transfer Notice, or portion thereof, and undertakes at all times to comply with the terms of Distribution Notices and Transfer Notices and any other directions given to it by the Supervisors and, in the case of the Distribution Agent, the Escrow Trustee.

      Except where defined herein, capitalised terms used in paragraphs (a) to
      (c) of this sub-clause (1) have the meanings given to them in the Corp Scheme and capitalised terms used in paragraphs (d) to (f) of this sub-clause (1) have the meanings given to them in the plc Scheme.

(2) Each of the Escrow Trustee and the Distribution Agent undertakes that it will take any and all action required by the Supervisors of the relevant Scheme in order to give effect to the provisions of that Scheme.

(3) Subject as provided in sub-clause (2) above, each of the Escrow Trustee and the Distribution Agent undertakes that, save with the prior written consent of the Supervisors of the relevant Scheme, it will not take any action affecting the trust property or any part of it except where necessary to give effect to either Scheme or as required by clause 7 and 8 of this Agreement.

(4) Any Distribution or transfer made in accordance with sub-clause (1) above shall only be made following receipt by the Escrow Trustee and the Distribution Agent of a duly signed Distribution Notice or Transfer Notice from the Supervisors and then only in accordance with the terms of that Distribution Notice or Transfer Notice. Each Distribution Notice and Transfer Notice shall constitute deemed directions from the Escrow Trustee to the Distribution Agent to make the relevant Distribution or transfer.

(5) The Escrow Trustee hereby undertakes in favour of the Supervisors and the other parties to this Agreement that it will act honestly and in good faith and will exercise the diligence expected of a reasonably prudent trustee and custodian in the fulfilment and/or exercise of its duties and obligations under this Agreement.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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(6) The Distribution Agent hereby undertakes in favour of the Supervisors and the other parties to this Agreement that it will act honestly and in good faith and will exercise the diligence expected of a reasonably prudent custodian and agent in comparable circumstances in the fulfilment and/or exercise of its duties and obligations under this Agreement.

(7) Bondholder Communications hereby undertakes in favour of the Supervisors, the Eurobond Trustee, BoNY and the other parties to this Agreement that it will act honestly and in good faith and will exercise the diligence of a reasonably prudent expert in comparable circumstances in the fulfilment and/or exercise of its duties and obligations under this Agreement.

(8) Conditional upon the proposed reduction in its share capital and repayment of capital in specie being effected as contemplated by the Scheme Implementation Deed, Ancrane hereby undertakes in favour of each of the other parties to this Agreement that it shall execute the Ancrane Direction Letter on or before 17th April, 2003. Subject to Ancrane executing the Ancrane Direction Letter, in accordance with the proposed direction set out in paragraph 4(b) of that letter, each of the Eurobond Trustee, BoNY, the Escrow Trustee and the Supervisors hereby direct the Distribution Agent to pay all Corp and plc Scheme Consideration to which Ancrane would otherwise have been entitled through its Scheme Claim and as a Bondholder to plc.

7.     DISTRIBUTIONS UNDER THE CORP SCHEME

(1) Capitalised terms used in this clause 7 and not otherwise defined in this Agreement have the meanings given to them in the Corp Scheme. This clause 7 applies only to Distributions made under the Corp Scheme.

(2) As set out in the Corp Scheme, the Supervisors shall determine the Scheme Claims and shall decide whether or not they shall be Admitted.

(3) In respect of each Distribution, the Supervisors will deliver to the Escrow Trustee (with a copy to the Distribution Agent) a duly completed Distribution Notice (in the form agreed between the Supervisors, the Escrow Trustee and the Distribution Agent) identifying each Admitted Scheme Creditor (which expression, in this sub-clause (3), includes the Eurobond Trustee and BoNY but does not include Account Holders or Designated Recipients who are dealt with as provided in sub-clause (6) below) to which the Distribution is to be made, the amount of each Element of Scheme Consideration (and the relevant Trust Funds and Escrow Accounts from which it should be taken) to be received by that Admitted Scheme Creditor, the cash or securities accounts of that Admitted Scheme Creditor to which the relevant portion of the Scheme Consideration is to be credited and, if applicable, whether that Admitted Scheme Creditor has elected to receive ADRs instead of New Creditor Shares. In respect of each Distribution Notice that contains a reference to BoNY or the Eurobond Trustee, the words "to be distributed to Designated Recipients in accordance with the directions contained in clauses 7 and 8 of the Escrow and Distribution Agreement dated 27 March 2003 given by such Scheme Creditor" shall be inserted in parentheses following each such reference.

(4) Except in the case of the First Initial Distribution, the Distribution Agent will make the relevant Distribution on behalf of the Escrow Trustee within 5 Business Days after having received a duly completed Distribution Notice from the Supervisors. Subject as provided in sub-clause (6)(f), the Distribution Agent will make the First Initial Distribution on the Effective Date.

(5) Each of the Eurobond Trustee and BoNY has submitted or will submit a Claim Form and is expected to become an Admitted Scheme Creditor entitled to participate in the First Initial Distribution. Account Holders have been invited in the Scheme Document to complete and return to Bondholder Communications Account Holder Letters giving details of the manner in which the Scheme Consideration attributable to the Trustees but the subject of the direction set out in sub-clause (6) below should be delivered to Designated Recipients. Bondholder Communications undertakes in favour of each Trustee, the Escrow Trustee, the Distribution Agent, Corp, plc, the Supervisors, each Designated Recipient and each Definitive
       Holder:

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      (a)   to collate all Account Holder Letters received;

      (b) to liaise with the relevant Account Holders with a view to completing any missing information and correcting any manifest errors in each Account Holder Letter received by it;

      (c) to liaise with each of DTC, Euroclear and Clearstream, Luxembourg with a view to ensuring that all Bonds the subject of an Account Holder Letter have been blocked and that appropriate Custody Instruction References or VOI numbers, as the case may be, have been granted;

      (d) to complete and distribute copies of Account Holder Letters and forms of proxy to Definitive Holders wishing to attend a Scheme Meeting in person or by proxy and to compile and distribute one or more omnibus proxies in respect of each Definitive Holder wishing to appoint the chairman of a Scheme Meeting as his proxy, all in accordance with the instructions given in duly completed Account Holder Letters;

      (e) to prepare definitive Yankee Bonds and an initial register of Yankee Bond holders in accordance with the instructions given in duly completed Account Holder Letters and to distribute such Yankee Bonds and register in the manner agreed between Bondholder Communications, BoNY and Corp;

      (f) to prepare individual global Eurobonds in accordance with the instructions given in duly completed Account Holder Letters and to distribute such Eurobonds in the manner agreed between Bondholder Communications, the Eurobond Trustee and Corp;

      (g) in the case of all duly completed Account Holders Letters received by it on or before 5.00 p.m. (New York City time) on 17th April, 2003, to provide by no later than 10th May, 2003 all information necessary to the Distribution Agent to enable the Distribution Agent to make the Distributions directed in sub-clause (6) below as soon as may be practicable but subject always as provided in sub-clause
            (6)(f); and

      (h) to maintain records of all Account Holder Letters received and the Designated Recipients and Definitive Holders named therein and to make such records (or copies thereof) available to Corp, plc and the Supervisors at all reasonable times upon request.

(6) Subject to the Scheme Claims of the Eurobond Trustee and BoNY being the subject of a Distribution Notice, each of the Eurobond Trustee or BoNY, as the case may be, with the authority and approval hereby given of the Supervisors, the Escrow Trustee and Ancrane, hereby directs the Distribution Agent, acting on behalf of the Escrow Trustee, to:

      (a) in the case of the Eurobond Trustee, pay, at the same time as the relevant Distribution is made, the Cash Element of each Distribution which would otherwise have been made to it to (i) all Account Holders (other than Morgan Stanley & Co. Incorporated ("MORGAN STANLEY") to the extent that Morgan Stanley is the Account Holder for Ancrane) which had Eurobonds credited to their accounts on the Effective Date by a pro rata distribution through Euroclear and Clearstream, Luxembourg or (ii) if (for any reason), such a pro rata distribution through Euroclear and Clearstream, Luxembourg is not possible, in the manner contemplated in paragraph (b) below;

      (b)   in the case of BoNY (or the Eurobond Trustee pursuant to sub-clause
            (6)(a)(ii) above), subject as provided in paragraph (f) below, pay to each Designated Recipient, at the Specified Time (as defined below), such Designated Recipient's proportion of the Cash Element (together with any entitlement to interest thereon) which would otherwise have been made to BoNY in respect of the Yankee Bonds or the Eurobond Trustee in respect of the Eurobonds, as the case may be, in accordance with the cash payment directions contained in the relevant Account Holder Letter; and

      (c)   subject to sub-clauses (11) and (12) and as provided in paragraph
            (f) below, distribute to each Designated Recipient, at the Specified Time, such Designated Recipient's proportion of the New Notes Element and the New Creditor Shares Element of the relevant Distribution (and any entitlement to interest and dividends) which would otherwise have been distributed to the relevant Trustee in accordance with the security delivery directions (including, for the avoidance of doubt,

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            directions as to the currency of the Senior Notes to be delivered and in relation to any ADRs to be delivered in lieu of New Creditor Shares) contained in the relevant Account Holder Letters;

      (d) other than any payments of Cash made in accordance with sub-paragraph (a)(i) above, if the Relevant Conditions (as defined below) have not been satisfied in relation to a Designated Recipient of Scheme Consideration initially attributable to the Eurobond Trustee or BoNY, as the case may be, (whether in the Initial Distribution or any Further Distribution) before the termination of the Scheme, to (i) (in the case of the Eurobond Trustee) hold that Scheme Consideration to the order of the Eurobond Trustee pending any directions from it, which directions will be given by the Eurobond Trustee if and to the extent that it is authorised or directed by an extraordinary resolution passed at a Eurobond Meeting or by court order and (ii) (in the case of BoNY) transfer all such Scheme Consideration to BoNY or to its order (including, but without limitation, by way of a payment into court);

      (e) in this sub-clause (6), "RELEVANT CONDITIONS" in relation to a Designated Recipient means that (i) a duly completed Account Holder Letter naming that Designated Recipient and (ii) confirmation satisfactory to Bondholder Communications that corresponding Custody Instructions have been given have been received by Bondholder Communications and confirmed by it to the Distribution Agent and all information necessary to make the relevant Distribution has been provided by Bondholder Communications to the Distribution Agent and "SPECIFIED TIME" means the same time as the relevant Distribution is made where the Relevant Conditions have been satisfied in relation to a Designated Recipient or, where this is not the case, as soon as practicable after the Relevant Conditions have been satisfied in relation to that Designated Recipient. For the avoidance of doubt, once the Relevant Conditions are met in respect of a Designated Recipient, the Distribution Agent will pay or transfer to that Designated Recipient all Scheme Consideration (and any income accrued in respect of it) to which that Designated Recipient would have been entitled had the Relevant Conditions in relation to it been met prior to 17th April, 2003 without further direction from any of the parties to this Agreement; and

      (f) in recognition of the fact that the Distribution Agent is limited in its ability to prepare and process payment and transfer instructions ("INSTRUCTIONS"), the Distribution Agent shall act in the following manner in preparing and giving effect to the First Initial
            Distribution:

            (i) prepare preliminary Instructions as soon as practicable after it has received the necessary information from the Supervisors in accordance with sub-clause (3) above or Bondholder Communications in accordance with sub-clause (5)(g) above and complete such Instructions in the Order of Priority (as defined below) as swiftly as possible following the determination of both the Scheme Rate and the Effective Date;

            (ii) on the Effective Date process as many Instructions which have been completed as it is able to do in the Order of Priority; and

            (iii) on each Business Day after the Effective Date until completion of the First Initial Distribution, process as many Instructions which have been completed as it is able to in the Order of Priority.

            For the purpose of this sub-clause (f), "ORDER OF PRIORITY" means, first, to each of the Scheme Creditors named in the First Initial Distribution Notice (which, for the avoidance of doubt, shall include the Trustees but not Designated Recipients) and, secondly, to each Designated Recipient by reference to the principal amount of Bonds represented by the Account Holder Letter in which it is named as the Designated Recipient starting with the Designated Recipient which has the highest principal amount so represented.

            It is currently envisaged that the Distribution Agent will be able to complete a maximum of 1,000 Instructions per Business Day and to process a maximum of 5,000 Instructions per Business Day.

(7) Reflecting the directions and undertakings set out in the Ancrane Direction Letter and its undertaking not to vote at either Scheme Meeting, Ancrane undertakes in favour of each of the other parties to this

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       Agreement that it will procure that its Account Holder does not deliver an Account Holder Letter in respect of its holdings of Bonds. Ancrane further irrevocably authorises and directs the Distribution Agent to instruct Euroclear and/or Clearstream, Luxembourg, as the case may be, not to credit any cash to which Ancrane would otherwise be entitled in respect of its holdings of Eurobonds to Morgan Stanley's account with such clearing system and undertakes in favour of each of the other parties to this Agreement that it will procure that Morgan Stanley will give corresponding instructions to the relevant clearing system. Ancrane undertakes to each of the other parties to this Agreement that it will irrevocably confirm to Morgan Stanley that it will not direct Morgan Stanley to process any transfer transactions unless and until the Corp Scheme is not approved or does not become effective in relation to any of its Bonds and hereby confirms that it will not give any such direction. Ancrane hereby confirms in favour of each of the other parties to this Agreement that it is incorporated in the United Kingdom.

(8) In respect of each Distribution Notice that directs the Escrow Trustee and the Distribution Agent to distribute ADRs instead of New Creditor Shares in accordance with sub-clause (3) above and any elections in Account Holder Letters to receive ADRs instead of New Creditor Shares communicated to the Distribution Agent in accordance with sub-clause (5) above, the Escrow Trustee shall procure that the Distribution Agent, acting on behalf of the Escrow Trustee, shall:

       (a) subject to paragraph (c) below, transfer the New Creditor Shares relating to the relevant Eligible Recipient to the ADR Depositary;

       (b) arrange for the distribution of ADRs relating to those New Creditor Shares to entitled Eligible Recipients; and

       (c) where there are any New Creditor Shares which are not sufficient in number to equate to one ADR and which therefore cannot be transferred to the ADR Depositary in accordance with paragraph (a) above, sell those New Creditor Shares and deal with the proceeds as instructed by the Supervisors by Transfer Notice.

(9) Corp hereby directs the Escrow Trustee and the Escrow Trustee shall procure that the Distribution Agent:

       (a) transfers the plc Shareholder Stock to the CREST account of the Registrars by means of a matched transaction in CREST bearing a "no change in beneficial ownership" denotation as soon as practicable following the Effective Date; and

       (b) instructs the Registrars to hold part of the plc Shareholders Stock through the Corporate Nominee and otherwise to deal with the plc Shareholder Stock and Warrants as set out in the Letter of Instruction.

(10) In respect of each Distribution Notice that directs the Escrow Trustee and the Distribution Agent to distribute New Creditor Shares, the Escrow Trustee shall procure that the Distribution Agent transfers on its behalf the requisite number of New Creditor Shares to the Registrars and instruct the Registrars to transfer the same to the relevant Eligible Recipient in accordance with the relevant Distribution Notice and sub-clause (6) above. For this purpose the Escrow Trustee shall give the Registrars standing instructions in the Letter of Instruction to effect the transfers contemplated by this sub-clause (10) and hereby irrevocably agrees not to withdraw or alter such instructions without the prior approval of the Supervisors.

(11) Where an Account Holder Letter is submitted to Bondholder Communications in which the confirmations set out in section 5, paragraphs (D), (E) and
       (F) of that Account Holder Letter are not made or a Claim Form is submitted to the Supervisors by a Scheme Creditor (other than the Eurobond Trustee or BoNY) whose Scheme Claim is subsequently Admitted in which the confirmations set out in paragraphs (3) and (4) of Box 3 of that Claim Form are not made, Bondholder Communications or, as the case may be, the Supervisors shall inform the Distribution Agent accordingly and Corp may direct that (i) if the New Creditor Shares or New Notes or any of them are listed on a securities exchange, the Distribution Agent shall, on behalf of the Escrow Trustee, sell or procure the sale of the New Notes and the New Creditor Shares which would otherwise have been Distributed and shall instead pay the cash proceeds of such sale to the relevant Eligible Recipient (after deducting all applicable expenses including foreign currency

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       conversion costs incurred) to the cash account set out in the relevant Account Holder Letter or Claim Form; or (ii) if the New Creditor Shares or New Notes or any of them are not listed on a securities exchange, the Distribution Agent shall, on behalf of the Escrow Trustee, pay a sum of cash which is substantially equivalent in value to such New Creditor Shares or New Notes determined in accordance with clause 30(7)(e)(ii) of the Corp Scheme to the cash account set out in the relevant Account Holder Letter or Claim Form. Any sale made pursuant to sub-paragraph (i) of this sub-clause (11) shall be made for the best terms reasonably available at the time of the sale.

(12) Where an Account Holder Letter or Claim Form is submitted in which the confirmations set out in section 5, paragraphs (D), (E) and (F) of that Account Holder Letter or paragraphs (3) and (4) of Box 3 of that Claim Form are made but, on the face of the Account Holder Letter or Claim Form, as the case may be, it is apparent that the confirmations may be inaccurate or Corp has reason to believe that a Distribution made in accordance with the Account Holder Letter or Claim Form, as the case may be, might be in breach of any of the securities laws described in part 1,
       Section 2 of Parts D.16 and D.17 of the Scheme Document:

       (a) in the case of the Account Holder Letter, Bondholder Communications shall draw that Account Holder Letter to the attention of Corp and the Supervisors; and

       (b) in the case of the Claim Form, the Supervisors shall draw that Claim Form to the attention of Corp; and

       Corp may, after such investigation as it may deem appropriate in the circumstances, direct the Distribution Agent (acting on behalf of the Escrow Trustee) (i) if the New Creditor Shares or New Notes or any of them are listed on a securities exchange, to sell or procure the sale of the New Notes and the New Creditor Shares which would otherwise have been Distributed and instead and pay the cash proceeds of such sale to the relevant Eligible Recipient (after deducting all applicable expenses including foreign currency conversion costs incurred) to the cash account set out in the relevant Account Holder Letter or Claim Form; or (ii) if the New Creditor Shares or New Notes or any of them are not listed on a securities exchange, to pay a sum of cash in sterling which is substantially equivalent in value to such New Creditor Shares or New Notes and determined in accordance with clause 30(7)(e)(ii) of the Corp Scheme to the cash account set out in the relevant Account Holder Letter or Claim Form. Any sale made pursuant to sub-paragraph (i) of this sub-clause (12) shall be made for the best terms reasonably available at the time of the sale.

(13) In relation to each Distribution made by it, in any case where it would otherwise be required to distribute a fraction of a New Note or a fraction of a New Creditor Share to an Eligible Recipient, the Distribution Agent (acting on behalf of the Escrow Trustee) shall, in accordance with sub-clause 30(6) of the Corp Scheme, (a) if the New Creditor Shares or New Notes or any of them are Listed, aggregate all such fractions and sell the relevant number of New Notes and New Creditor Shares in the market and pay the net proceeds of such sale (after deducting all costs of the sale and paying all fractional entitlements) to the Escrow Account specified for this purpose in a Transfer Notice and
       (b) if the New Creditor Shares or New Notes are not Listed, round down to zero all fractional entitlements of Eligible Recipients to such unlisted New Creditor Shares and New Notes and transfer (if required) to the Escrow Account specified for this purpose in a Transfer Notice all fractional entitlements to those New Shares and New Notes (as the case may be) which, but for this sub-paragraph (b), Eligible Recipients would have received. No fraction of a unit of currency shall be Distributed by the Distribution Agent and any cash remaining after the relevant Distribution as a result of any such fractional entitlements shall be paid by the Distribution Agent to Corp. In this paragraph, the "RELEVANT NUMBER OF NEW NOTES OR NEW CREDITOR SHARES" means the number of New Notes and New Creditor Shares that would have resulted from the aggregation of all fractional entitlements and the rounding down of the result to the nearest whole New Note and New Creditor Share, respectively.

(14) In each case where Undistributed Scheme Consideration is to be applied in reimbursing Corp for any SDRT Expense it has incurred in excess of L500,000 in accordance with clause 25(2) of the Corp Scheme,

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       the Supervisors shall give the Distribution Agent the directions necessary to make that reimbursement including, but not limited to, the following:

       (a)   the amount of the SDRT Expense that is to be reimbursed;

       (b) if any Element of Undistributed Scheme Consideration other than cash is required, the number of New Creditor Shares and/or New Notes to be sold; and

       (c) Corp's bank account details to which the reimbursement should be made.

8.     DISTRIBUTIONS UNDER THE PLC SCHEME

(1) Capitalised terms used in this clause 8 and not otherwise defined in this Agreement have the meanings given to them in the plc Scheme. This clause 8 applies only to Distributions made under the plc Scheme.

(2) As set out in the plc Scheme, the Supervisors shall determine the Scheme Claims and shall decide whether or not they shall be Admitted.

(3) In respect of each Distribution, the Supervisors will deliver to the Escrow Trustee (with a copy to the Distribution Agent) a duly completed Distribution Notice (in the form agreed between the Supervisors, the Escrow Trustee and the Distribution Agent) identifying each Admitted Scheme Creditor (which expression, in this sub-clause (3), includes the Eurobond Trustee and BoNY but does not include Account Holders or Designated Recipients who are dealt with as provided in sub-clause (6) below) to which the Distribution is to be made, the amount of each Element of Scheme Consideration (and the relevant Trust Funds and Escrow Accounts from which it should be taken) to be received by that Admitted Scheme Creditor, the cash or securities accounts of that Admitted Scheme Creditor to which the relevant portion of the Scheme Consideration is to be credited and, if applicable, whether that Admitted Scheme Creditor has elected to receive ADRs instead of New Creditor Shares. In respect of each Distribution Notice that contains a reference to BoNY or the Eurobond Trustee, the words "to be distributed to Designated Recipients in accordance with the directions contained in clauses 7 and 8 of the Escrow and Distribution Agreement dated 27 March 2003 given by such Scheme Creditor" shall be inserted in parentheses following each such reference.

(4) Except in the case of the First Initial Distribution, the Distribution Agent will make the relevant Distribution on behalf of the Escrow Trustee within 5 Business Days after having received a duly completed Distribution Notice from the Supervisors. Subject as provided in sub-clause (6)(f), the Distribution Agent will make the First Initial Distribution on the Effective Date.

(5) Each of the Eurobond Trustee and BoNY has submitted or will submit a Claim Form and is expected to become an Admitted Scheme Creditor entitled to participate in the First Initial Distribution. Account Holders have been invited in the Scheme Document to complete and return to Bondholder Communications Account Holder Letters giving details of the manner in which the Scheme Consideration attributable to the Trustees but the subject of the direction set out in sub-clause (6) below should be delivered to Designated Recipients. Bondholder Communications undertakes in favour of each Trustee, the Escrow Trustee, the Distribution Agent, Corp, plc, the Supervisors, each Designated Recipient and each Definitive
       Holder:

       (a)   to collate all Account Holder Letters received;

       (b) to liaise with the relevant Account Holders with a view to completing any missing information and correcting any manifest errors in each Account Holder Letter received by it;

       (c) to liaise with each of DTC, Euroclear and Clearstream, Luxembourg with a view to ensuring that all Bonds the subject of an Account Holder Letter have been blocked and that appropriate Custody Instruction References or VOI numbers, as the case may be, hav been granted;

       (d) to complete and distribute copies of Account Holder Letters and forms of proxy to Definitive Holders wishing to attend a Scheme Meeting in person or by proxy and to compile and distribute one or more omnibus proxies in respect of each Definitive Holder wishing to appoint the chairman

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            of a Scheme Meeting as his proxy, all in accordance with the instructions given in duly completed Account Holder Letters;

      (e) to prepare definitive Yankee Bonds and an initial register of Yankee Bond holders in accordance with the instructions given in duly completed Account Holder Letters and to distribute such Yankee Bonds and register in the manner agreed between Bondholder Communications, BoNY and Corp;

      (f) to prepare individual global Eurobonds in accordance with the instructions given in duly completed Account Holder Letters and to distribute such Eurobonds in the manner agreed between Bondholder Communications, the Eurobond Trustee and Corp;

      (g) in the case of all duly completed Account Holders Letters received by it on or before 5.00 p.m. (New York City time) on 17 April, 2003, to provide by no later than 10th May, 2003 all information necessary to the Distribution Agent to enable the Distribution Agent to make the Distributions directed in sub-clause (6) below as soon as may be practicable but subject always as provided in sub-clause (6)(f); and

      (h) to maintain records of all Account Holder Letters received and the Designated Recipients and Definitive Holders named therein and to make such records (or copies thereof) available to Corp, plc and the Supervisors at all reasonable times upon request.

(6) Subject to the Scheme Claims of the Eurobond Trustee and BoNY being the subject of a Distribution Notice, each of the Eurobond Trustee or BoNY, as the case may be, with the authority hereby given and approval of the Supervisors, the Escrow Trustee and Ancrane, hereby directs the Distribution Agent, acting on behalf of the Escrow Trustee, to:

      (a) in the case of the Eurobond Trustee, pay, at the same time as the relevant Distribution is made, the cash Element of each Distribution which would otherwise have been made to it to (i) all Account Holders (other than Morgan Stanley to the extent that Morgan Stanley is the Account Holder for Ancrane) which had Eurobonds credited to their accounts on the Effective Date by a pro rata distribution through Euroclear and Clearstream, Luxembourg or (ii) if (for any reason), such a pro rata distribution through Euroclear and Clearstream, Luxembourg is not possible, in the manner contemplated in paragraph (b) below;

      (b)   in the case of BoNY (or the Eurobond Trustee pursuant to sub-clause
            (6)(a)(ii) above), subject as provided in paragraph (f) below, pay to each Designated Recipient, at the Specified Time (as defined below), such Designated Recipient's proportion of the cash Element (together with any entitlement to interest thereon) which would otherwise have been made to BoNY in respect of the Yankee Bonds or the Eurobond Trustee in respect of the Eurobonds, as the case may be, in accordance with the cash payment directions contained in the relevant Account Holder Letter; and

      (c) subject to sub-clauses (8) and (9) and subject as provided in paragraph (f) below, distribute to each Designated Recipient, at the Specified Time, such Designated Recipient's proportion of the New Notes Element and the New Creditor Shares Element of the relevant Distribution (and any entitlement to interest and dividends) which would otherwise have been distributed to the relevant Trustee in accordance with the security delivery directions (including, for the avoidance of doubt, directions as to the currency of the Senior Notes to be delivered and in relation to any ADRs to be delivered in lieu of New Creditor Shares) contained in the relevant Account Holder Letters;

      (d) other than any payments of cash made in accordance with sub-paragraph (a)(i) above, if the Relevant Conditions (as defined below) have not been satisfied in relation to a Designated Recipient of Scheme Consideration initially attributable to the Eurobond Trustee or BoNY, as the case may be, (whether in the Initial Distribution or any Further Distribution) on or before the termination of the Scheme, to (i) (in the case of the Eurobond Trustee) hold that Scheme Consideration to the order of the Eurobond Trustee pending any directions from it, which directions will be given by the Eurobond Trustee if and to the extent that it is authorised or directed by an extraordinary resolution passed at a Eurobond Meeting or by court order and (ii) (in the case of BoNY) transfer all such

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            Scheme Consideration to BoNY or to its order (including, but without limitation, by way of a payment into court);

       (e) in this sub-clause (6), "RELEVANT CONDITIONS" in relation to a Designated Recipient means that (i) a duly completed Account Holder Letter naming that Designated Recipient; and (ii) confirmation satisfactory to Bondholder Communications that corresponding Custody Instructions have been given have been received by Bondholder Communications and confirmed by it to the Distribution Agent and all information necessary to make the relevant Distribution has been provided by Bondholder Communications to the Distribution Agent and "SPECIFIED TIME" means the same time as the relevant Distribution is made where the Relevant Conditions have been satisfied in relation to a Designated Recipient or, where this is not the case, as soon as practicable after the Relevant Conditions have been satisfied in relation to that Designated Recipient. For the avoidance of doubt, once the Relevant Conditions are met in respect of a Designated Recipient, the Distribution Agent will pay or transfer to that Designated Recipient all Scheme Consideration (and any income accrued in respect of it) to which that Designated Recipient would have been entitled had the Relevant Conditions in relation to it been met prior to 17th April, 2003 without further direction from any of the parties to this Agreement; and

       (f) in recognition of the fact that the Distribution Agent is limited in its ability to prepare and process payment and transfer instructions ("INSTRUCTIONS"), the Distribution Agent shall act in the following manner in preparing and giving effect to the First Initial Distribution:

            (i) prepare preliminary Instructions as soon as practicable after it has received the necessary information from the Supervisors in accordance with sub-clause (3) above or Bondholder Communications in accordance with sub-clause (5)(g) above and complete such Instructions in the Order of Priority (as defined below) as swiftly as possible following the determination of both the Scheme Rate and the Effective Date;


            (ii) on the Effective Date process as many Instructions which have been completed as it is able to do in the Order of Priority; and

            (iii) on each Business Day after the Effective Date until
                  completion of the First Initial Distribution, process as many Instructions which have been completed as it is able to in the Order of Priority.

            For the purpose of this sub-clause (f), "ORDER OF PRIORITY" means, first, to each of the Scheme Creditors named in the First Initial Distribution Notice (which, for the avoidance of doubt, shall include the Trustees but not Designated Recipients) and, secondly, to each Designated Recipient by reference to the principal amount of Bonds represented by the Account Holder Letter in which it is named as the Designated Recipient starting with the Designated Recipient which has the highest principal amount so represented.

            It is currently envisaged that the Distribution Agent will be able to complete a maximum of 1,000 Instructions per Business Day and to process a maximum of 5,000 Instructions per Business Day.

(7) In respect of each Distribution Notice that directs the Escrow Trustee and the Distribution Agent to distribute ADRs instead of New Creditor Shares in accordance with sub-clause (3) above and any elections in Account Holder Letters to receive ADRs instead of New Creditor Shares communicated to the Distribution Agent in accordance with sub-clause (5) above, the Escrow Trustee shall procure that the Distribution Agent, acting on behalf of the Escrow Trustee, shall:

       (a) subject to paragraph (c) below, transfer the New Creditor Shares relating to the relevant Eligible Recipient to the ADR Depositary;

       (b) arrange for the distribution of ADRs relating to those New Creditor Shares to entitled Eligible Recipients; and

       (c) where there are any New Creditor Shares which are not sufficient in number to equate to one ADR and which therefore cannot be transferred to the ADR Depositary in accordance with paragraph (a)

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            above, sell those New Creditor Shares and deal with the proceeds as instructed by the Supervisors by Transfer Notice.

(8) Where an Account Holder Letter is submitted to Bondholder Communications in which the confirmations set out in section 5, paragraphs (D), (E) and
       (F) of that Account Holder Letter are not made or a Claim Form is submitted to the Supervisors by a Scheme Creditor (other than the Eurobond Trustee or BoNY) whose Scheme Claim is subsequently Admitted in which the confirmations set out in paragraphs (3) and (4) of Box 3 of that Claim Form are not made, Bondholder Communications or, as the case may be, the Supervisors shall inform the Distribution Agent accordingly and plc may direct that (i) if the New Creditor Shares or New Notes or any of them are listed on a securities exchange, the Distribution Agent shall, on behalf of the Escrow Trustee, sell or procure the sale of the New Notes and the New Creditor Shares which would otherwise have been Distributed and shall instead pay the net cash proceeds of such sale to the relevant Eligible Recipient (after deducting all applicable expenses including foreign currency conversion costs incurred) to the cash account set out in the relevant Account Holder Letter or Claim Form; or (ii) if the New Creditor Shares or New Notes or any of them are not listed on a securities exchange, the Distribution Agent shall, on behalf of the Escrow Trustee, pay to the relevant Eligible Recipient a sum of cash which is substantially equivalent in value to such New Creditor Shares or New Notes and determined in accordance with clause 32(7)(e)(ii) of the plc Scheme to the cash account set out in the relevant Account Holder Letter or Claim Form. Any sale made pursuant to sub-paragraph (i) of this sub-clause (8) shall be made for the best terms reasonably available at the time of the sale.

(9) Where an Account Holder Letter or Claim Form is submitted in which the confirmations set out in section 5, paragraphs (D), (E) and (F) of that Account Holder Letter or paragraphs (3) and (4) of Box 3 of that Claim Form are made but, on the face of the Account Holder Letter or Claim Form, as the case may be, it is apparent that the confirmations may be inaccurate or plc has reason to believe that a Distribution made in accordance with the Account Holder Letter or Claim Form, as the case may be, might be in breach of any of the securities laws described in part 1, and Section 2 of Parts D.16 and D.17 of the Scheme Document:

       (a) in the case of the Account Holder Letter, Bondholder Communications shall draw that Account Holder Letter to the attention of plc and the Supervisors; and

       (b) in the case of the Claim Form, the Supervisors shall draw that Claim Form to the attention of plc; and

       plc may, after such investigation as it may deem appropriate in the circumstances, direct the Distribution Agent (i) if the New Creditor Shares or New Notes or any of them are listed on a securities exchange, to sell or procure the sale of the New Notes and the New Creditor Shares which would otherwise have been Distributed and instead either (i) pay the cash proceeds of such sale to the relevant Eligible Recipient in sterling (after deducting all applicable expenses including foreign currency conversion costs incurred) or (ii) if the New Creditor Shares or New Notes or any of them are not listed on a securities exchange, to pay a sum of cash in sterling which is substantially equivalent in value to such New Creditor Shares or New Notes and determined in accordance with clause 32(7)(e)(ii) of the plc Scheme to the cash account set out in the relevant Account Holder Letter or Claim Form. Any sale made pursuant to this sub-clause (9) shall be made for the best terms reasonably available at the time of the sale.

(10) In respect of each Distribution Notice that directs the Escrow Trustee and the Distribution Agent to distribute New Creditor Shares, the Escrow Trustee shall procure that the Distribution Agent transfers on its behalf the requisite number of New Creditor Shares to the Registrars and instruct the Registrars to transfer the same to the relevant Scheme Creditor or Designated Recipient in accordance with the relevant Distribution Notice and sub-clause (6) above. For this purpose the Escrow Trustee shall give the Registrars standing instructions in the Letter of Instruction to effect the transfers contemplated by this sub-clause (10) and hereby irrevocably agrees not to withdraw or alter such instructions without the prior approval of the Supervisors.

(11) In relation to each Distribution made by it, in any case where it would otherwise be required to distribute a fraction of a New Note or a fraction of a New Creditor Share to an Eligible Recipient, the Distribution

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       Agent (acting on behalf of the Escrow Trustee) shall, in accordance with sub-clause 32(6) of the plc Scheme, (i) if the New Creditor Shares or New Notes or any of them are Listed, aggregate all such fractions and sell the relevant number of New Notes and New Creditor Shares in the market and pay the net proceeds of such sale (after deducting all costs of the sale and paying all fractional entitlements) to the Escrow Account specified for this purpose in a Transfer Notice; and (ii) if the New Creditor Shares or New Notes are not Listed, round down to zero all fractional entitlements of Eligible Recipients to such unlisted New Creditor Shares and New Notes and transfer (if required) to the Escrow Account specified for this purpose in a Transfer Notice all fractional entitlements to those New Shares and New Notes (as the case may be) which, but for this sub-paragraph (b), Eligible Recipients would have received. No fraction of a unit of currency shall be Distributed by the Distribution Agent and any cash remaining after the relevant Distribution as a result of any such fractional entitlements shall be paid by the Distribution Agent to plc. In this paragraph, the "RELEVANT NUMBER OF NEW NOTES OR NEW SHARES" means the number of New Notes and New Creditor Shares that would have resulted from the aggregation of all fractional entitlements and the rounding down of the result to the nearest whole New Note and New Creditor Share, respectively.

9.     RIGHTS, POWERS AND DUTIES OF THE ESCROW TRUSTEE AND THE DISTRIBUTION
       AGENT

(1) Neither the Escrow Trustee nor the Distribution Agent will exercise any voting rights attaching to the New Notes or the New Shares whilst they are held in any of the Trust Funds.

(2) The duties, responsibilities and obligations of the Escrow Trustee and the Distribution Agent shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied. Neither the Escrow Trustee nor the Distribution Agent shall be required to, and nor shall either of them, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement save where the same arises as a result of its negligence, misfeasance, breach of duty or wilful default.

(3) Each of the Escrow Trustee and the Distribution Agent shall not be responsible for, or charged with knowledge of, the terms and conditions of any other agreement, instrument or document executed between the other parties and to which it is not a party, other than the Schemes and except such agreements, instruments or documents as may be specifically referred to in this Agreement.

(4) Corp agrees (subject as provided in sub-clause (5)) to reimburse each of the Escrow Trustee and the Distribution Agent on demand for, and to indemnify (on an after tax basis) and hold each of the Escrow Trustee and the Distribution Agent harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable legal fees, costs and disbursements) that the Escrow Trustee or, as the case may be, the Distribution Agent may suffer or incur in connection with it acting in accordance with the Corp Scheme, the plc Scheme or this Agreement, except to the extent that such loss, liability, damage or expense arises from its own negligence, misfeasance, breach of duty or wilful default.

(5) In case any action shall be brought against either the Escrow Trustee or the Distribution Agent (the "INDEMNIFIED PERSON") in respect of which recovery may be sought from Corp (the "INDEMNIFIER"), under sub-clause
       (4), the indemnified person shall promptly notify the indemnifier in writing but (subject as provided below) failure to do so will not relieve the indemnifier from any liability under this Agreement. Subject to sub-clause (6), the indemnifier may participate at its own expense in the defence of any action.

(6) If it so elects within a reasonable time after receipt of the notice referred to in sub-clause (5), the indemnifier may assume the defence of the action with legal advisers chosen by it and approved by the indemnified person. Notwithstanding such election the indemnified person may employ separate legal advisers, and the indemnifier shall bear the fees and expenses of such separate legal advisers if:

       (a) the use of the legal advisers chosen by the indemnifier to represent the indemnified person would present such legal advisers with a conflict of interest;

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      (b) the actual or potential defendants in, or targets of, any such action include both the indemnified person and the indemnifier and the indemnified person concludes that there may be legal defences available to it which are different from or additional to those available to the indemnifier;

      (c) the indemnifier has not employed legal advisers satisfactory to the indemnified person (acting reasonably) to represent the indemnified person within a reasonable time after notice of the institution of such action; or

      (d) the indemnifier authorises the indemnified person to employ separate legal advisers at the expense of the indemnifier.

      If the indemnifier assumes the defence of the action, the indemnifier shall not be liable for any fees and expenses of legal advisers of the indemnified person incurred thereafter in connection with the action, except as stated above.

(7) Corp shall not be liable in respect of any settlement of any action effected without its consent, such consent not to be unreasonably withheld or delayed. Corp shall not, without the prior written consent of the indemnified person, where the indemnified person is an actual or is reasonably likely to be a potential party to such claim or action, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim or action in respect of which recovery may be sought hereunder unless such settlement, compromise or consent includes an unconditional release of the indemnified person from all liability arising out of such claim or action and does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of the indemnified person.

(8) Subject as provided in sub-clause (9), Corp agrees to reimburse each Designated Recipient on demand for, and to indemnify and hold each of them harmless against and with respect to, any Loss to the extent that such Loss arises out of any negligence, fraud, breach of duty, wilful misconduct or misfeasance of Bondholder Communications. For this purpose "LOSS" means any loss suffered by a Designated Recipient:

      (a) in the case of the First Initial Distribution under each Scheme, through it failing to receive any part of its part of that First Initial Distribution or it receiving any part of its part of that First Initial Distribution after the Effective Date of the relevant Scheme; and

      (b) in the case of the Initial Distribution (other than the First Initial Distribution) under each Scheme, through it failing to receive any part of its part of that Initial Distribution,

      in each case except where the failure to receive any part of the Distribution is as a result of the operation of any of clause 7(11), 7(12), 7(13), 8(8), 8(9) and 8(11) of this Agreement.

(9) The right of reimbursement and indemnity set out in sub-clause (8) will not apply:

      (a) in the case of the First Initial Distribution under either Scheme, where an Account Holder Letter was submitted after 5.00 p.m. (New York City time) on 17th April 2003, or was submitted before that time and date but was incomplete or contained any error or inconsistency which had not been rectified by that time and date to Bondholder Communications' satisfaction (acting as a reasonably prudent expert); or

      (b) to the extent that the loss arose as a result of any action taken or omitted by the relevant Designated Recipient or its connected Bondholder, Account Holder or Intermediary or any clearing system or agent of a clearing system or any other party to this Agreement (other than Corp or plc); or

      (c) where all necessary information in respect of a Designated Recipient has been given by Bondholder Communications to the Distribution Agent by the date specified in, and as required by, but subject as provided in, clause 7(5)(g) or 8(5)(g), as the case may be, Scheme Consideration under either Scheme is not received by that Designated Recipient or, in the case of the First Initial Distribution, is not received by him on the Effective Date of the relevant Scheme.

(10) Each of the Escrow Trustee and the Distribution Agent may obtain and pay for such legal or other expert advice or services as it may reasonably consider necessary in relation to this Agreement, may rely on the

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       opinion of or advice obtained from any accountant, lawyer or other expert of good repute and shall incur no liability and shall be fully protected in acting in good faith in accordance with such opinion or advice.

(11) Each of the Escrow Trustee and the Distribution Agent may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate signed by the Supervisors or (but only where specifically provided in this Agreement that Corp or plc may give directions to the Escrow Trustee or, as the case may be, the Distribution Agent) by any two directors of Corp or plc, as the case may be, and neither the Escrow Trustee nor the Distribution Agent shall be bound in any such case to call for further evidence or be responsible for any liability that may be occasioned by it or any other person acting on such certificate.

(12) Each of the Escrow Trustee and the Distribution Agent shall be at liberty to hold this Agreement and any other documents relating to it or to deposit them in any part of the world with any banker or banking company or company whose business includes undertaking the safe custody of documents or lawyer or firm of lawyers considered by the Escrow Trustee or, as the case may be, the Distribution Agent to be of good repute and neither the Escrow Trustee nor the Distribution Agent shall be responsible for or required to insure against any liability incurred in connection with any such holding or deposit and may pay all sums required to be paid on account of or in respect of any such deposit.

(13) Neither the Escrow Trustee nor the Distribution Agent shall (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Scheme Creditor any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to it by any other party to this Agreement or any other person in connection with this Agreement.

(14) Neither the Escrow Trustee nor the Distribution Agent shall be required to take any legal action or proceedings unless it has been indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

(15) Each of the parties to this Agreement agrees (a) that it will not take any proceedings, or assert or seek to assert any claim, against any officer or employee of any of the Escrow Trustee, the Distribution Agent, Bondholder Communications, the Eurobond Trustee or BoNY in respect of any claim it might have against the Escrow Trustee, the Distribution Agent, Bondholder Communications, the Eurobond Trustee or BoNY (as the case may be) or in respect of this Agreement and (b) that any officer or employee of the Escrow Trustee, the Distribution Agent, Bondholder Communications, the Eurobond Trustee or BoNY may enforce this provision. Each of the parties to this Agreement agrees (a) that it will not take any proceedings, or assert or seek to assert any claim, against any partner (not being a Supervisor) in the same firm as the Supervisors, or any individual or natural person (provided that such person is not a Supervisor) employed, whether under a contract of service or a contract for services, by that firm or any company owned by that firm in respect of any claim it might have against the Supervisors or in respect of this Agreement and (b) that any such partner in the same firm as the Supervisors, or any such person employed, whether under a contract of service or a contract for services, by that firm or any company owned by that firm may enforce this provision.

(16) Each of the Escrow Trustee and the Distribution Agent may (without any responsibility for any resulting loss) rely on:

       (a) any written communication, certificate, legal opinion or other document received or obtained by it in the course of performing its obligations under this Agreement and believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person; and

       (b) any written statement made to it in the course of, and as part of, performing its obligations under this Agreement by a director, officer, partner or employee of any person regarding any matters which may reasonably be assumed to be within the maker's knowledge or within the maker's power to verify.

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(17) Any opinion, advice or information described in sub-clause (16) on which the Escrow Trustee or, as the case may be, the Distribution Agent relies or intends to rely may be sent or communicated by letter or facsimile transmission. Neither the Escrow Trustee nor the Distribution Agent shall be liable for acting properly and in accordance with this Agreement on any opinion, advice or information which is so conveyed, even if the opinion, advice or information contains some error of which the Escrow Trustee or, as the case may be, the Distribution Agent is not aware or which is not manifest.

(18) Each of the Escrow Trustee and the Distribution Agent may retain for its own benefit, without liability to account to any other person, any fee or other sum received by it for its own account.

(19) The Distribution Agent may provide advisory or other services to or engage in any kind of business with any person party to, or affected by, the arrangements the subject of this Agreement and may do so without any obligation to account to or disclose any such arrangements to any person but not in respect of the Schemes unless permitted by a Scheme or this Agreement.

(20) Each of the Escrow Trustee and the Distribution Agent may exercise any of its rights and perform any of its duties, obligations and responsibilities under this Agreement through its paid or unpaid agents, which may be corporations, partnerships or individuals (whether or not lawyers or other professional persons) and, provided that it has exercised reasonable care in the selection of any such agent, shall not be responsible for any misconduct or omission on the part of, or be bound to supervise the proceedings or acts of, any such agent save where the same arises as a result of the negligence, misfeasance, breach of duty or wilful default on the part of the agent. Any such agent which is engaged in any profession or business shall be entitled to charge and be paid all usual fees, expenses and other charges for its services.

(21) Each of the Escrow Trustee and the Distribution Agent may refrain from doing anything which would or might in its opinion be contrary to any law or any directive or regulation of or having the force of law to which it is subject or which would or might otherwise render it liable to any person and may do anything which is, in its reasonable opinion, necessary to comply with such law, directive or regulation.

(22) If so instructed by the Supervisors, each of the Escrow Trustee and the Distribution Agent shall concur with the other parties to this Agreement in the making of any modification to this Agreement which is certified by the Supervisors in writing as (a) relating to administrative matters or being a technical amendment arising out of a manifest or proven error and
       (b) not in the Supervisor's reasonable opinion materially prejudicial the Scheme Creditors or Designated Recipients affected by such modification.

10.    COVENANTS OF THE ESCROW TRUSTEE

The Escrow Trustee shall not:

(1) create or permit to subsist any mortgage, standard security, pledge, lien, charge or other Security Interest whatsoever (unless arising by operation of law), upon the whole or any part of its assets or its undertakings, present or future;

(2) sell, assign, transfer, convey, lease or otherwise dispose of, or deal with, or grant any option or present or future right to acquire all or any of its properties, assets, or undertakings or any interest, estate, right, title or benefit therein or thereto or agree or attempt to purport to do any of the foregoing except, in all cases, to the extent necessary to perform its obligations under this Agreement;

(3) save in respect of the trusts created by this Agreement, permit any person other than itself to have any equitable interest in any of its assets or undertakings or any interest, estate, right, title or benefit therein;

(4) have an interest in any bank account, other than the bank accounts comprised in the Escrow Accounts and the Corporate Expenses Account or to withdraw any sum from the Corporate Expenses Account other than a Permitted Withdrawal;

(5) carry on any business other than as Escrow Trustee for the Schemes and the related activities described in the Schemes or as contemplated in this Agreement;

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(6) incur any indebtedness whatsoever or give any guarantee or indemnity in respect of any indebtedness or obligation of any person;

(7) consolidate or merge with any other person or convey or transfer substantially all of its properties or assets to any other person;

(8)    have any employees or premises or subsidiaries; and

(9) pay any dividend or make any other distribution to its shareholders or issue any further shares or alter any rights attaching to its shares as at the date of this Agreement.

11.    INVESTMENTS

(1) The Escrow Trustee hereby directs the Distribution Agent to credit all interest earned (including any interest in the form of debt securities) and dividends (or any other rights or benefits) or other cash or property received in respect of any assets in any Escrow Account to the relevant account forming part of that Escrow Account until payment or transfer to Admitted Scheme Creditors in accordance with the provisions of this Agreement. The Supervisors shall have the power to direct (but shall not be obliged to direct) that any such property that cannot be conveniently held by the Escrow Trustee shall be sold and the cash proceeds of such sale dealt with in accordance with this clause.

(2) Any payment of interest earned (including any interest in the form of debt securities) or dividends received in respect of any assets in any Escrow Account ("PROFITS") to Eligible Recipients shall only be made by the Distribution Agent (acting on behalf of the Escrow Trustee) if the Supervisors have so instructed the Distribution Agent, having first instructed the Distribution Agent (as agent for the Escrow Trustee) to retain a reserve in respect of any and all taxes payable by the Escrow Trustee, or required to be deducted by the Escrow Trustee (whether by law or by agreement with the Inland Revenue), in respect of such Profits being distributed.

12.    CONDUCT OF TAXATION MATTERS

(1) For the purposes of this clause 12, a "BARE TRUST" is a trust which is not a settlement for the purposes of section 43 Inheritance Tax Act 1984, whereby the trust property is held by the Escrow Trustee for another person absolutely entitled as against the Escrow Trustee within the meaning of section 60(2) Taxation of Chargeable Gains Act 1992 and which is a bare trust for all income tax purposes.

(2) As soon as reasonably practicable after the Effective Date, the Escrow Trustee shall seek confirmation from the Inland Revenue that the arrangements constituted by the Corp Scheme, the plc Scheme and this Agreement result in the Trust Funds being held on bare trust (such confirmation being a "FAVOURABLE CONFIRMATION"). The Escrow Trustee shall notify Corp and the Supervisors within 21 days of a receipt of a Favourable Confirmation.

(3) If the Inland Revenue at any time confirms to the Escrow Trustee that the Trust Funds are not held on bare trust or commences an enquiry into any tax return submitted on the basis that the Trust Funds are held on bare trust (an "ADVERSE CONFIRMATION"), the provisions of sub-clauses (6) and
       (8) shall apply. If the Inland Revenue declines to give a Favourable Confirmation, or has not given a Favourable Confirmation within 3 months of the date on which confirmation was sought under sub-clause (2) above, but does not give an Adverse Confirmation (a "NON-CONFIRMATION"), the provisions of sub-clauses (7) and (8) shall apply.

(4) Unless and until the Escrow Trustee receives or becomes aware of an Adverse Confirmation or Non-Confirmation, it shall direct the Distribution Agent to make distributions to Eligible Recipients without retaining or deducting any amounts on account of tax, save as provided in sub-clause 11(2). For the avoidance of doubt, nothing in this clause 12 affects the obligations of the Distribution Agent in clause 11(2).

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(5) Corp agrees that, if and when it recovers any input value added tax incurred by it in relation to the issue of New Shares or New Notes under the Corp Scheme, it shall establish the Escrow Tax Fund as a separate fund to be applied only in accordance with the following provisions.

       (a) Subject to paragraph (b) below, the Escrow Tax Fund shall only be used:

            (i) to make any repayment of the input value added tax comprising the Escrow Tax Fund for which Corp is determined or agreed to be liable to HM Customs & Excise (together with any applicable interest or penalties) (a "VAT REPAYMENT");

            (ii) to meet any Tax Liability (as defined in sub-clause (8)(d) below) of the Escrow Trustee; or

            (iii)  to pay any Costs as provided in sub-clause (9).

       (b) The Escrow Tax Fund shall be used to meet a VAT Repayment in priority to a Tax Liability or any Costs (as defined in sub-clause
            (9)). If any or all of the Escrow Tax Fund has been used to meet a Tax Liability or any Costs (as defined in sub-clause (9)) and is later required to meet a VAT Repayment, such that there are insufficient sums in the Escrow Tax Fund to meet Corp's liability to make the VAT Repayment, the Supervisors hereby direct the Escrow Trustee (which hereby directs the Distribution Agent) to pay to Corp an amount equal to the deficiency from the Reserve Corp Scheme Creditors Fund or the Combined Corp Funds, or the Reserve plc Scheme Creditors Fund or the Combined plc Funds, as the case may be.

       (c) Corp may cease to hold the Escrow Tax Fund as a separate fund, and its use shall cease to be subject to the restrictions referred to in paragraph (a) above on the occurrence of any of the following:

            (i) the Escrow Trustee's receipt of a Favourable Confirmation (including a Favourable Confirmation as set out in sub-clause
                   (7)(c));

            (ii) the determination by a court of competent jurisdiction from which neither party appeals that the Scheme Consideration is held on bare trust; or

            (iii) after the closure of all the Escrow Accounts as set out in clause 13, the confirmation by the Escrow Trustee that it has no further Tax Liability (as defined in sub-clause (8)(d)) in connection with its activities as escrow trustee under the Schemes.

       (d) For the avoidance of doubt, nothing in this sub-clause (5) shall require Corp to conduct its tax affairs in a particular manner, to disclose any information relating to its tax affairs, or to contest any assessment to value added tax made by HM Customs & Excise.

(6) This sub-clause applies if the Escrow Trustee receives an Adverse Confirmation.

       (a) The Escrow Trustee shall, within 21 days of receiving the Adverse Confirmation, inform the Supervisors. Unless and until the Escrow Trustee receives a subsequent Favourable Confirmation, it shall retain a reserve for any tax liability it may have on the basis that the Trust Funds are not held on bare trust, in accordance with sub-clause (8).

       (b) The Escrow Trustee shall take reasonable steps to pursue correspondence with the Inland Revenue to obtain a Favourable Confirmation.

       (c) If, after taking the steps referred to in paragraph (b) above, the Escrow Trustee is unable to obtain a Favourable Confirmation, the Escrow Trustee shall take reasonable steps to pursue any available appeal. The Escrow Trustee shall not be required to take any steps where, in the opinion of the Supervisors, the cost of undertaking those steps outweighs any likely benefit or where leading tax counsel has advised either that an appeal is not likely to succeed or that it would not be reasonable to pursue an appeal in the light of any settlement offered.

       (d) Until (i) the Adverse Confirmation is upheld by a court of competent jurisdiction from whose decision the Escrow Trustee does not appeal,
            (ii) the Escrow Trustee is not required to take any further steps in respect of the Adverse Confirmation in accordance with paragraph (c) above, or

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            (iii) leading tax counsel advises the Escrow Trustee otherwise, and in so far as it is able to do so without incurring any penalty, the Escrow Trustee shall file any tax returns on the basis that the Trust Funds are held on bare trust. This paragraph is without prejudice to sub-clause (8) below.

(7) This sub-clause applies if the Escrow Trustee receives or becomes aware of a Non-Confirmation.

       (a) The Escrow Trustee shall, within 21 days of receiving or becoming aware of the Non-Confirmation, inform the Supervisors. Unless and until the Escrow Trustee receives a subsequent Favourable Confirmation, it shall retain a reserve for any tax liability it may have on the basis that the Trust Funds are not held on bare trust, in accordance with sub-clause (8).

       (b) The Escrow Trustee shall file any tax returns on the basis that the Trust Funds are held on bare trust, unless leading tax counsel advises the Escrow Trustee to file on a different basis. This paragraph is without prejudice to sub-clause (8) below.

       (c) The agreement by the Inland Revenue of any tax return filed by the Escrow Trustee on the basis that the Trust Funds are held on bare trust shall be taken as a Favourable Confirmation. Where the Escrow Trustee has filed such a tax return and no notice of enquiry has been issued pursuant to Schedule 18 Finance Act 1998 within the prescribed time period, there shall be deemed to have been a Favourable Confirmation unless leading tax counsel advises otherwise.

       (d) If at any point the Escrow Trustee receives an Adverse Confirmation, the provisions of sub-clause (6) will apply.

(8) If the Escrow Trustee receives an Adverse Confirmation or Non-Confirmation, the Supervisors hereby direct the Escrow Trustee (which hereby directs the Distribution Agent) to pay or set aside amounts (taking into account any amounts already paid or set aside under sub-clause 11(2) and the balance of the Escrow Tax Fund) on account of any tax payable by the Escrow Trustee (on the assumption that the Trust Funds are not held on bare trust) in respect of (i) assets or income comprising distributions to Scheme Creditors which have already been made ("PAST TAX LIABILITY"), and (ii) distributions of assets or income comprising distributions to Scheme Creditors which have not yet been made ("FUTURE TAX LIABILITY") in the following manner:

       (a) If the Supervisors have not terminated the Waiting Period in accordance with clause 24 of the Corp Scheme, or clause 24 of the plc Scheme as the case may be, the Distribution Agent shall set aside amounts from the Reserve Corp Scheme Creditors Fund or the combined Unadmitted Known Corp Scheme Creditors Fund and Reserve Corp Scheme Creditors Fund (the "COMBINED CORP FUNDS") or from the Reserve plc Scheme Creditors Fund or the combined Unadmitted Known plc Scheme Creditors Fund and Reserve plc Scheme Creditors Fund (the "COMBINED PLC FUNDS"), as the case may be:

            (i) in the case of amounts in respect of the Past Tax Liability, forthwith after the receipt by the Escrow Trustee of the Adverse Confirmation or Non-Confirmation; and

            (ii) in the case of amounts in respect of a Future Tax Liability, at the time at which the distribution to which that liability relates is made. If, however, at that time the Supervisors have terminated the Waiting Period as set out above, amounts in respect of a Future Tax Liability shall be retained as provided for in paragraph (b)(ii) below.

       (b) If the Supervisors have terminated the Waiting Period as set out in paragraph (a) above or decide to do so as a result of the operation of this sub-clause (8),

            (i) amounts shall be set aside in respect of the Past Tax Liability from the Combined Corp Funds or the Combined plc Funds, as the case may be, forthwith after the receipt by the Escrow Trustee of the Adverse Confirmation or
                  Non-Confirmation; and

            (ii) amounts in respect of any Future Tax Liability shall be retained by the Distribution Agent out of the distribution to which that liability relates.

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      (c) The quantum of any amounts set aside or retained pursuant to this sub-clause (8) shall be directed by the Supervisors.

      (d) Any amounts which are determined or agreed to be payable on account of any tax liability of the Escrow Trustee (a "TAX LIABILITY") shall be met out of the following amounts and in the following priority:

            (i) in the first instance, out of amounts already paid or set aside under sub-clause 11(2);

            (ii)   secondly, out of the Escrow Tax Fund; and

            (iii) thirdly, out of any amounts set aside in accordance with this sub-clause (8),

            Corp hereby agrees to make any payments necessary pursuant to the operation of this paragraph from the Escrow Tax Fund to the Escrow Trustee. The Supervisors hereby direct the Escrow Trustee (which hereby directs the Distribution Agent) to pay any amounts to be paid in accordance with paragraphs (i) and (iii) above in satisfaction of its Tax Liability.

      (e)   To the extent that any amounts set aside pursuant to this sub-clause
            (8) are not, in the event, required to meet a Tax Liability, or, in the case of any amounts paid in satisfaction of a Tax Liability, are subsequently repaid by the Inland Revenue, then such amounts shall be dealt with as follows and in the following order of priority:

            (i) where an amount has been retained and/or paid out of a distribution made to an Eligible Recipient pursuant to paragraph (b)(ii) above, an equivalent sum shall be paid to that Eligible Recipient;

            (ii) an amount has been set aside and/or paid from the Reserve Corp Scheme Creditors Fund or the Combined Corp Funds, or the Reserve plc Scheme Creditors Fund or the Combined plc Funds, an equivalent sum shall be returned to that fund (or any fund into which the contents of that fund have been transferred pursuant to this Agreement); and

            (iii) where an amount has been paid from the Escrow Tax Fund, an equivalent sum shall be returned to that fund,

            unless Corp has made a payment to the Escrow Trustee pursuant to sub-clause (10) (an "INDEMNITY PAYMENT"), in which case the amounts shall first be paid over to Corp to the extent of such Indemnity Payment.

(9) The cost of any steps taken pursuant to this clause 12 ("COSTS") shall be met first out of the Escrow Tax Fund and subsequently:

       (a) before the end of the Waiting Period, out of the Reserve Corp Scheme Creditors Fund, or from the Reserve plc Scheme Creditors Fund as the case may be; and

       (b) after the end of the Waiting Period, out of the Combined Corp Funds or the Combined plc Funds, as the case may be.

(10) Clause 9(4) of this Agreement shall not apply to any Tax Liability or any Costs of the Escrow Trustee and instead the following provisions shall apply:

       (a) Corp shall indemnify (on an after tax basis) the Escrow Trustee against any Tax Liability or any Costs (whether arising in relation to the Corp or plc Scheme) insofar as such Tax Liability or Costs cannot be met out of amounts retained for the purpose pursuant to sub-clause 11(2) or this clause 12. For the purposes of this sub-clause, a Tax Liability includes any interest or penalties thereon.

       (b) The Escrow Trustee shall promptly give notice to Corp if it appears to it that it may incur or suffer a potential Tax Liability. It shall demonstrate to Corp's reasonable satisfaction the extent to which (if at all) such Tax Liability or any Costs cannot be met out of the amounts referred to in paragraph (a) above.

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       (c) If it appears that Corp may be obliged to make payment to the Escrow Trustee in accordance with this sub-clause, Corp shall be entitled to resist the Tax Liability in the name of the Escrow Trustee and have the conduct of any proceedings relating to that Tax Liability, having indemnified the Escrow Trustee against all charges, costs and expenses which it might incur in resisting the Tax Liability.

13.    TERMINATION

(1) Promptly after each Escrow Account ceases to have any cash or securities credited to it, the Escrow Trustee shall, subject to obtaining the prior consent of the Supervisors, arrange for that Escrow Account to be closed.

(2) Once all of the Escrow Accounts have been closed and the Distribution Agent's obligations fulfilled, the trusts set out in this Agreement shall be wound up.

(3) Upon closure of all of the Escrow Accounts in accordance with the terms of this Agreement, each of the Escrow Trustee, the Distribution Agent and Bondholder Communications shall have no further duties, responsibilities or obligations hereunder save for such obligations as may have arisen prior to such closure, which obligations have not as at the time of such closure been fulfilled or discharged.

14.    REPRESENTATIONS AND WARRANTIES

(1) Each of the parties to this Agreement represents and warrants to each of the others that it has the capacity, power and authority to enter into this Agreement and that the obligations assumed by it (if any) are legal, valid and binding obligations on it.

(2) Each of the parties to this Agreement represents and warrants to each of the others that neither the execution by it of, nor the performance by it of its respective obligations (if any) in accordance with the terms of, this Agreement will:

       (a) so far as that party is aware, violate or conflict with, or constitute a default under, any agreement or other obligation to which that party is subject or by which it is bound; or

       (b) so far as that party is aware, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgement, order or decree which is binding on it.

(3) Each of the parties to this Agreement represents and warrants to each of the other parties that it has obtained the power, capacity and authority to execute, and perform its respective obligations (if any) in accordance with the terms of, this Agreement.

(4) Corp represents and warrants to each of the other parties to this Agreement that the Escrow Trustee has not carried on any business since the date of its incorporation to the date of this Agreement.

15.    EXCLUSION OF PERSONAL LIABILITY

       Nothing in this Agreement shall impose any personal liability on the Supervisors or either of them but without prejudice to the Supervisors obligations under the Schemes. This clause is without prejudice to the provisions of clause 16.

16.    EXCLUSION OF LIABILITY

(1) None of the Supervisors, the Escrow Trustee, the Distribution Agent and Bondholder Communications (and their related parties (if any), delegates and agents appointed pursuant to the provisions of the Schemes) shall have any liability in respect of or arising from making the determinations or exercising any of the powers or performing any of the duties provided for in the Scheme or this Agreement or any matter relating to such determinations, powers or duties (including, without limitation, any payment made or not made to any person), other than as a direct consequence of its own wilful default, misfeasance, breach of duty or negligence (or that of its related parties (if any), delegates or agents). For the purpose of this clause 16, "RELATED PARTIES" means any partner in the same firm as the Supervisors, or any person

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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       employed, whether under a contract of service or a contract for services, by that firm or any company owned by that firm.

(2) Neither the Eurobond Trustee nor BoNY (except where it is acting as Distribution Agent) shall have any liability or any obligations whatsoever to any person under or pursuant to this Agreement.

17.    FEES AND EXPENSES

(1) The Escrow Trustee shall be paid fees and expenses for its services under this Agreement in accordance with the Escrow Trustee Fee Letter.

(2) The Distribution Agent shall be paid fees and expenses for its services under this Agreement in accordance with the Distribution Agent Fee Letter.

(3) The fees and expenses referred to in sub-clauses (1) and (2) above shall be paid by Corp and plc in the proportions agreed between them without recourse to any of the Trust Funds.

18.    FURTHER ASSURANCE

       The parties shall do and execute, or procure to be done and executed, all necessary acts, deeds and documents, including but not limited to giving the necessary instructions to their solicitors, to effect the release of the contents of any of the Escrow Accounts in accordance with any termination of any of them pursuant to clause 13, and shall provide each other with all necessary mutual support for the purposes of doing so and giving effect to the terms of this Agreement.

19.    FURTHER TERMS AND CONDITIONS

(1) If at any time either the Escrow Trustee or the Distribution Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Accounts (each a "JUDICIAL NOTICE"), the Escrow Trustee or, as the case may be, the Distribution Agent may comply therewith in any manner as it or legal counsel of its choosing deems appropriate; provided that, if reasonably practicable, it shall notify Corp and/or plc (as the case may be) of such Judicial Notice received and shall use its best efforts to discuss the manner in which it proposes to comply with that Judicial Notice with Corp and/or plc prior to doing so. If the Escrow Trustee or, as the case may be, the Distribution Agent complies with any Judicial Notice, it shall not be liable to any other person or entity even though such Judicial Notice may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

(2) The Distribution Agent shall provide the Escrow Trustee and the Supervisors with monthly statements identifying the transactions, charges (if any) and Profits earned on the Escrow Accounts and undistributed balances of the Escrow Accounts.

(3) Subject to the provisions of sub-clause (4), the Distribution Agent may resign at any time by giving to the other parties not less than 90 days' prior written notice.

(4) If the Distribution Agent has given notice of resignation as provided in sub-clause (5), the Escrow Trustee shall promptly appoint a successor Distribution Agent. A successor Distribution Agent shall deliver a written acceptance of its appointment to the retiring Distribution Agent and the Escrow Trustee. A resignation of the Distribution Agent shall not become effective until a successor Distribution Agent is appointed. The retiring Distribution Agent shall ensure that the successor Distribution Agent becomes the custodian of the Escrow Accounts and the successor Distribution Agent shall have all the rights, powers and duties of the Distribution Agent under this Agreement.

(5) No variation or amendment may be made to any provision in this Agreement that would have the effect of altering or extinguishing the entitlement of any Admitted Scheme Creditor or Designated Recipient unless consented to by that Admitted Scheme Creditor or Designated Recipient.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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(6) None of the parties to this Agreement shall be in breach of its obligations (if any) under this Agreement as a result of any delay or non-performance of its obligations (if any) under this Agreement arising from any Force Majeure.

20.    COUNTERPARTS

       This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

21.    NOTICES

(1) Any notice or other document to be served under this Agreement may be delivered or sent by post or facsimile process to the party to be served as follows:

      (a)       to Corp at:                            (b)       to plc at:
                Marconi Corporation plc                          Marconi plc
                New Century Park                                 New Century Park
                PO Box 53                                        PO Box 53
                Coventry                                         Coventry
                Warwickshire                                     Warwickshire
                CV3 1HT                                          CV3 1HT
                Fax: 024 7656 3377                               Fax: 024 7656 3377
                Marked for the attention of                      Marked for the attention of The
                The Company Secretary,                           Company Secretary,
      (c)       to the Distribution Agent and BoNY     (d)       to the Eurobond Trustee at:
                at:                                              The Law Debenture Trust
                The Bank of New York                             Corporation p.l.c.
                One Canada Square                                Fifth Floor
                London E14 5AL                                   100 Wood Street
                                                                 London EC2V 7EX
                Fax: 020 7964 6399                               Fax: 020 7606 0643
                Marked for the attention of                      Marked for the attention of Abigail
                Corporate Trust Administration,                  Holladay,
      (e)       to Ancrane at:                         (f)       to Bondholder Communications at:
                Ancrane                                          Bondholder Communications Group
                New Century Park                                 30 Broad Street, 46th Floor
                PO Box 53                                        New York, NY 10004
                Coventry
                Warwickshire
                CV3 1HT
                Fax: 024 7656 3377                               Fax: + 212 422 0790
                Marked for the attention of                      Marked for the attention of Donna
                The Company Secretary,                           Martini,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (g)       to the Supervisors at:                 (h)       to the Escrow Trustee at:
                KPMG                                             Regent Escrow Limited
                8 Salisbury Square                               New Century Park
                London EC4Y 8BS                                  PO Box 53
                                                                 Coventry
                                                                 Warwickshire
                                                                 CV3 1HT
                Fax: +44 20 7694 3011                            Fax: 024 7656 3377
                Marked for the attention of                      Marked for the attention of the
                Richard Heis,                                    Company Secretary,

       or at such other address or facsimile number as it may have notified to the other parties in accordance with this clause. Any notice or other document sent by post shall be sent by prepaid first class post (if within the United Kingdom) or by prepaid airmail (if elsewhere).

(2) In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted (either by prepaid first class post or by prepaid airmail, as the case may be) or that the facsimile message was properly addressed and despatched, as the case may be.

22.    THIRD PARTY RIGHTS

(1) The parties to this Agreement agree that wherever in this Agreement a right is specifically expressed to be given to (or an undertaking is expressed to be in favour of) a person (being a Scheme Creditor (including a Definitive Holder) or a Designated Recipient) who is not a party to this Agreement, such language is intended to confer benefits on that person thereby granting to him rights capable of being enforced by him separately under the Contracts (Rights of Third Parties) Act 1999. Subject as stated in the previous sentence, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

(2) Nothing in sub-clause (1) above shall confer a right on any Designated Recipient to disturb a prior Distribution under either Scheme, whether on the grounds that there remains insufficient Scheme Consideration to satisfy that Designated Recipient's entitlement to any part of a Distribution pursuant to the direction given in clause 7 or, as the case may be, clause 8 or otherwise.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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23.  GOVERNING LAW AND JURISDICTION

     This Agreement is governed by, and shall be construed in accordance with, the laws of England. Each party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings arising out of or in connection with this Agreement (together referred to as "PROCEEDINGS") may be brought in such courts. Each party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the courts of England and any claim that any Proceedings have been brought in an inconvenient forum. Each of the Bank of New York (in its capacity as both the Distribution Agent and the Yankee Bond Trustee) and Bondholder Communications appoint the General Manager at the London branch of The Bank of New York and the Manager at the London branch of Bondholder Communications, respectively, as its agent for service of process in England in respect of any Proceedings and each undertakes that in the event of such agent ceasing so to act it will appoint another person as its agent for that purpose. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

IN WITNESS of which this Agreement has been executed as a deed and has been delivered on the date which appears first on page 1.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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                                   SCHEDULE 1

                            FORM OF ACCESSION LETTER

   [to be amended as appropriate if the plc Scheme does not become effective]

                                                           [Effective Date] 2003

BY FACSIMILE AND BY POST

To:  Marconi Corporation plc
     Marconi plc
     Regent Escrow Limited
     Ancrane
     The Bank of New York
     The Law Debenture Trust Corporation p.l.c.
     Bondholder Communications Group
c/o  Marconi Corporation plc
     4th Floor
     Regents Place
     338 Euston Road
     London NW1 3BT

Fax No.: 0207 409 7748

Dear Sirs,

MARCONI CORPORATION PLC:
SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985 (THE "CORP SCHEME")
MARCONI PLC:
SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985 (THE "PLC SCHEME" AND, TOGETHER WITH THE CORP SCHEME, THE "SCHEMES")

We refer to the Escrow and Distribution Agreement (the "AGREEMENT") dated 27 March, 2003 between yourselves and confirm that we have been appointed today by the High Court of England and Wales as the Supervisors of each of the Schemes. Accordingly, we both jointly and severally agree to become a party to, and be bound by the terms of, the Agreement from the date of this Accession Letter and hereby accede to the Agreement in accordance with clause 2(4) thereof. We both intend that this Accession Letter shall take effect as a deed poll for the joint and several benefit of each of the addressees of this Accession Letter.

We may each sign a counterpart of this Accession Letter, both of which taken together shall constitute one and the same instrument. If one of us does not sign this Accession Letter, this shall not affect the validity of this Accession Letter with respect to the Supervisor who has signed it.

Capitalised terms used in this Accession Letter shall have the same meaning given to them in the Agreement.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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IN WITNESS whereof this Accession Letter has been entered into as a deed poll by both of us on the date first set out above.


SIGNED as a deed by
PHILIP WALLACE, without
personal liability in his
capacity as a Supervisor
of the Schemes, in the presence of:



Witness's signature:

Name:

Address:




SIGNED as a deed by
RICHARD HEIS, without
personal liability in his
capacity as a Supervisor
of the Schemes, in the presence of:



Witness's signature:

Name:

Address:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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                                   SCHEDULE 2

                        FORM OF ANCRANE DIRECTION LETTER

                            [LETTERHEAD OF ANCRANE]

To:  Marconi plc
     New Century Park
     PO Box 53
     Coventry
     Warwickshire
     CV3 1HT
     ("PLC")
     Marconi Corporation plc
     New Century Park
     PO Box 53
     Coventry
     Warwickshire
     CV3 1HT
     ("CORP")

                                                                    [date], 2003

Dear Sirs,

ESCROW AND DISTRIBUTION AGREEMENT -- DIRECTIONS OF ANCRANE

1. We refer to the escrow and distribution agreement (the "ESCROW AGREEMENT") entered into on 27 March, 2003 between, inter alios, plc, Corp and Ancrane (the "COMPANY"). Except as otherwise provided in this letter, capitalised terms in this letter shall have the meaning ascribed to them in the Escrow Agreement and where there is a conflict, the definition in this letter shall prevail.

2. It is proposed that Corp and plc will each enter into a scheme of arrangement whereby, under the plc Scheme, the Scheme Claims of plc Scheme Creditors against plc will be compromised in exchange for a distribution of plc's assets pursuant to the plc Scheme and, under the Corp Scheme, the Scheme Claims of Corp Scheme Creditors against Corp will be compromised for a distribution of cash, new equity and new debt securities of Corp pursuant to the Corp Scheme.

3. The Company has repaid capital in specie, being all of its assets other than L100, to plc as contemplated in the scheme implementation deed (the "SCHEME IMPLEMENTATION DEED") entered into on 27 March, 2003 between, inter alios, plc, Corp and the Company. The Company is a Scheme Creditor of Corp for the purpose of the Corp Scheme and is also entitled to Corp Scheme Consideration and plc Scheme Consideration by virtue of its holding of Bonds.

4.     (a)   The Company hereby irrevocably directs Corp to deliver to plc any
             Scheme Consideration (as defined in the Corp Scheme) to which the Company is entitled pursuant to the Claim Form filed by it in the Corp Scheme. This delivery is being directed in connection with the repayment of capital in specie to plc contemplated by the Scheme
             Implementation Deed.

       (b) The Company hereby irrevocably authorises and directs each of the Eurobond Trustee, BoNY, the Escrow Trustee and the Supervisors to direct the Distribution Agent to pay all Corp and plc Scheme Consideration to which it is entitled by virtue of its holding of Bonds to plc. This delivery is being directed in connection with the repayment of capital in specie to plc contemplated by the Scheme Implementation Deed.

5. This letter may be executed in one or more counterparts, each of which will be deemed an original and all of which will constitute one and the same letter.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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6. In the event that any provision of this letter is void and unenforceable by reason of any applicable law, it shall be deleted and the remaining provisions of this letter shall continue in full force and effect, and if necessary be so amended as necessary to give effect to the spirit of this letter so far as possible.

7. This letter will be governed by, and construed in accordance with, English law. Each party irrevocably submits to the jurisdiction of the English courts for all purposes relating to this letter.

If you agree with the above, please sign where indicated below.

Yours faithfully

------------------------------------------------------     Date:
For
ANCRANE
Authorised Signatory

Copy:   Regent Escrow Limited                      Philip Wallace and Richard Heis
        New Century Park                           c/o KPMG LLP
        PO Box 53                                  8 Salisbury Square
        Coventry                                   London
        Warwickshire                               EC4Y 8BB
        CV3 1HT
        The Law Debenture Trust                    The Bank of New York
        Corporation p.l.c.                         One Canada Square
        Fifth Floor                                London E14 5AL
        100 Wood Street
        London EC2V 7EX

FORM OF ACKNOWLEDGEMENT
We hereby agree with the above letter and will carry out the directions of Ancrane as set out in the above letter.

------------------------------------------------------     Date:
For
MARCONI PLC
Authorised Signatory

------------------------------------------------------     Date:
For
MARCONI CORPORATION PLC
Authorised Signatory

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

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                                   SCHEDULE 3

                  FORM OF INSTRUCTION LETTER TO THE REGISTRARS

To:  Computershare Investor Services PLC
     P.O. Box 82
     The Pavilions
     Bridgwater Road
     Bristol BS99 7NH

Dear Sirs,

MARCONI CORPORATION PLC:
SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985 (THE "CORP SCHEME")
MARCONI PLC:
SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985 (THE "PLC SCHEME" AND, TOGETHER WITH THE CORP SCHEME, THE "SCHEMES")

Pursuant to the terms of the Schemes and the Escrow and Distribution Agreement (the "AGREEMENT") dated 27 March, 2003 between, among others, Marconi Corporation plc, Marconi plc, Regent Escrow Limited, Bondholder Communications Group, The Bank of New York, The Law Debenture Trust Corporation p.l.c. and Philip Wallace and Richard Heis (in their capacity as Supervisors of the Schemes), we are giving this Letter of Instruction to you as Corp's share and warrant registrars. Capitalised terms used in this Letter of Instruction shall have the same meaning given to them in the relevant Scheme and the Agreement.

We hereby direct you as follows:

1. Each plc Shareholder on the register of members shall receive one New Share and such additional New Shares and Warrants as provided below.

2. The allocation of New Shares and Warrants to plc Shareholders shall be calculated as provided in clause 31(3) of the Corp Scheme.

3. Except as provided in paragraph 4, final allocations of New Shares and Warrants shall be distributed by you to the plc Shareholders as follows:

3.1 You shall transfer to your CREST securities account or that of your subsidiary which will operate the Corporate Nominee, such number of New Shares and Warrants as are allocated to plc Shareholders who hold share certificates in respect of plc Shares, are aged 18 or more and have a registered address in the United Kingdom, Channel Islands, Isle of Man or Ireland.

3.2 You shall transfer to the relevant plc Shareholders' CREST securities accounts by means of a USE message in CREST, such number of New Shares and Warrants as are allocated to plc Shareholders who hold their interests in plc Shares in CREST.

3.3 You shall issue new certificates to the relevant holders of the remainder of the New Shares and Warrants within five business days of the date of this Letter of Instruction.

3.4 All such transfers and issues shall be effected in such a way as not to incur stamp duty or stamp duty reserve tax.

4. Clauses 31(6) and (7) of the Corp Scheme shall apply in respect of plc Shareholders in certain jurisdictions and you will perform the responsibilities of the Registrars as referred to therein.

5. Following the issuance by the Supervisors of a Distribution Notice under one or both of the Schemes, the Escrow Trustee will procure that the Distribution Agent (on its behalf) transfers sufficient New Creditor Shares to you. Based on specific instructions given to you by the Escrow Trustee in relation to each such Distribution Notice, we hereby direct you as follows:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

--------------------------------------------------------------------------------

5.1 You shall transfer any New Creditor Shares to the CREST accounts designated in Claim Forms and in those Account Holder Letters which specify that New Creditor Shares are to be delivered in this manner by issuing USE instructions.

5.2 You shall issue and post any share certificates to the persons identified as receiving such in Claim Forms and the Account Holder Letters.

6.     This letter shall be governed by English law.

Yours faithfully,

By:                                                By:
--------------------------------------------       --------------------------------------------
   For and on behalf of                               For and on behalf of
   Regent Escrow Limited                              Marconi Corporation plc
   (as Escrow Trustee)

By:
--------------------------------------------
   For and on behalf of
   The Bank of New York
   (as Distribution Agent)

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

--------------------------------------------------------------------------------

                                    SIGNATORIES

EXECUTED as a deed
by MARCONI CORPORATION PLC,                              ----------------------------------
acting by         and                                    director

                                                         ----------------------------------
                                                         director/secretary

EXECUTED as a deed
by MARCONI PLC,                                          ----------------------------------
acting by         and                                    director

                                                         ----------------------------------
                                                         director/secretary

EXECUTED as a deed
by REGENT ESCROW LIMITED,                                ----------------------------------
acting by         and                                    director

                                                         ----------------------------------
                                                         director/secretary

EXECUTED as a deed
by THE BANK OF NEW YORK,
acting by
acting on the authority of that company
in the presence of:

Witness's signature:

Name:

Address:


                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                   APPENDIX 7: ESCROW AND DISTRIBUTION AGREEMENT

--------------------------------------------------------------------------------

The COMMON SEAL of
THE LAW DEBENTURE
TRUST CORPORATION P.L.C.                                 ----------------------------------
was affixed to this                                      director
deed in the presence of:

                                                         ----------------------------------
                                                         director/secretary


EXECUTED as a deed
by BONDHOLDER COMMUNICATIONS GROUP,
acting by
acting on the authority of that company
in the presence of:


Witness's signature:

Name:

Address:


EXECUTED as a deed
by ANCRANE,                                              ----------------------------------
acting by         and                                    director

                                                         ----------------------------------
                                                         director/secretary

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                   APPENDIX 8
                  SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES
                            AND THE NEW JUNIOR NOTES

                                    CONTENTS

Clause                                                        Page
------                                                        ----
Brief Description of the Terms of the Notes and the
  Guarantees Thereof                                          674
  Brief Description of the Senior Notes                       674
  Brief Description of the Junior Notes                       675
  Brief Description of the Guarantees of the Notes            675
Description of the Initial Transaction Security and the
  Initial Security Documents                                  676
  Pledge of Shares of Specified Subsidiaries                  677
  Mortgages on Real Property                                  677
  UK Owned Patents                                            677
  German Owned Intellectual Property                          677
  US Owned Patents                                            677
  Other Assets                                                678
  Escrow Accounts                                             678
  Limitations on Guarantees of the Notes and Transaction
     Security                                                 678
  Other Provisions Relating to the Transaction Security and
     the Security Documents                                   678
Description of the Notes                                      679
  Principal, Maturity and Interest of the Senior Notes        679
  Principal, Maturity and Interest of the Junior Notes        680
  Escrow Accounts                                             680
     Funding of Escrow Accounts                               681
     Payments out of the Mandatory Redemption Escrow Account  681
     Payments out of the Existing Performance Bond Escrow
      Account                                                 682
     Security                                                 682
  Redemption                                                  682
     Mandatory Redemption                                     682
     Optional Redemption of the Senior Notes and the Junior
      Notes in Whole                                          683
     Optional Clean-Up Redemption of the Junior Notes         683
     Redemption upon Changes in Withholding Taxes             683
     Optional Payment of Redemption Amounts in British
      Pounds Sterling                                         684
     Payments With Respect to Partial Redemptions             684
  Payment Blockage Provisions                                 684
  Certain Covenants                                           685
     Affirmative Financial Covenants Applicable to the
      Senior Notes                                            685
     Covenants Regarding US Core Businesses                   686
     Change of Control                                        686
     Asset Sales                                              687
     Restricted Payments                                      687
     Purchase and Cancellation of Notes                       691
     Acquisitions                                             691
     Indebtedness and Preferred Stock                         691
     Derivative Transactions                                  692
     Liens                                                    692
     Dividend and Other Payment Restrictions Affecting
      Subsidiaries                                            692
     Merger, Consolidation or Sale of Assets                  693
     Transactions with Affiliates                             695
     Sale and Leaseback Transactions                          697
     Limitation on Issuances and Sales of Equity Interests
      in Subsidiaries                                         698

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

--------------------------------------------------------------------------------

Clause                                                        Page
------                                                        ----
     Guarantor Coverage Requirements                          698
     Requirements with respect to Additional Guarantors       700
     Release of Guarantees and Collateral                     703
     Limitations on Issuances of Guarantees of Indebtedness   703
     Restrictions on Amendments                               704
     Business Activities                                      704
     Payments for Consent                                     704
     SEC Reports; Other Information                           704
     Impairment of Security Interests                         706
     Use of Intellectual Property                             706
     New Patent Applications                                  707
     Assignment of Patents                                    707
     UK and US IP SPVs                                        707
     Listing                                                  707
     Additional Covenants                                     707
  Governing Law                                               707
  Currency Indemnity                                          707
  Events of Default                                           708
  Remedies Applicable to the Senior Notes                     711
  Remedies Applicable to the Junior Notes                     713
Form of Notes                                                 716
  Payments on the Global Notes                                717
Information regarding DTC, Euroclear and Clearstream          718
  Euroclear and Clearstream                                   718
Global Clearance and Settlement Under the Book-Entry System   718
Secondary Market Trading                                      719
The Deposit Agreement                                         719
  Redemption                                                  719
  Issuance of Definitive Registered Notes and Termination of
     the Deposit Agreement                                    719
  Reports                                                     720
  Action by Depositary                                        720
  Amendment of Deposit Agreement                              721
  Resignation or Removal of Depositary                        721
  Obligations of Depositary                                   721
Additional Amounts                                            721
Amendment, Supplement and Waiver                              722
Notice of Redemption                                          724
Satisfaction and Discharge                                    725
Parallel Debt Obligation                                      725
No Personal Liability of Directors, Officers, Employees and
  Stockholders                                                726
Concerning the Note Trustees                                  726
Listing                                                       726
Consent to Jurisdiction and Service                           727
Notices                                                       727
Certain Definitions                                           727

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
NOTES

--------------------------------------------------------------------------------

Marconi Corporation plc (the "Issuer") will issue the Senior Notes under an indenture (the "Senior Note Indenture") among itself, the Guarantors (as defined herein) and Law Debenture Trust Company of New York, as trustee (the "Senior Note Trustee"). The Issuer will issue the Junior Notes under an indenture (the "Junior Note Indenture" and together with the Senior Note Indenture, the "Indentures" and each an "Indenture") among itself, the Guarantors and JPMorgan Chase Bank, as trustee (the "Junior Note Trustee", and, together with the Senior Note Trustee, the "Note Trustees" and each a "Note Trustee").

The terms of the Notes will include those stated in the applicable Indenture and those made part of such Indenture by reference to the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Certain defined terms relating to the Senior Notes and the Junior Notes are set forth under the caption "Description of the Notes -- Certain Definitions". Certain defined terms used herein but not defined below have the meanings assigned to them in the applicable Indenture.

Depending on the elections made by Scheme Creditors pursuant to the Restructuring, the Issuer will issue the Senior Notes initially in the form of Euro Senior Notes and/or Dollar Senior Notes and, if both Euro Senior Notes and Dollar Senior Notes are initially issued, Convertible Euro Senior Notes. The Convertible Euro Senior Notes, if any, will be exchangeable into either Dollar Senior Notes or Euro Senior Notes at the election of the holder thereof. Pursuant to the Escrow and Distribution Agreement, the holder of the Convertible Euro Senior Notes, if any, will exchange such Notes for either Dollar Senior Notes or Euro Senior Notes prior to the distribution of such Notes to Scheme Creditors and after giving effect to valid elections of Scheme Creditors to whom such Notes are to be distributed. A global security representing an interest of 100 per cent. of the Convertible Euro Senior Notes, if any, a global security representing an interest of 100% of the Dollar Senior Notes, if any, a global security representing an interest of 100 per cent. of the Euro Senior Notes, if any, and a global security representing an interest of 100 per cent. of the Junior Notes, will each be deposited on the Issue Date with The Bank of New York, as depositary (the "Depositary"). The global securities will be deposited when each Series of Notes is issued, will be in bearer form and will not have coupons for payment attached. The Bank of New York will hold the global securities on behalf of The Depository Trust Company ("DTC"), Euroclear Bank S.A./NV ("Euroclear") and/or Clearstream Banking societe anonyme ("Clearstream"), their successors or their nominees. Each of the global securities will be held under a single deposit agreement to be dated as of the Issue Date between the Issuer and the Depositary.

The following description is a summary of the material provisions of the Senior Notes, the Junior Notes, the Guarantees of the Notes and the Indentures. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indentures, the Notes and the Guarantees of the Notes. Such instruments, and not this description, will define the rights of the holders of the Notes. Current drafts of the Indentures, the forms of the Notes and the Guarantees thereof will be available for inspection as set forth in Part D.34.

BRIEF DESCRIPTION OF THE TERMS OF THE NOTES AND THE GUARANTEES THEREOF

BRIEF DESCRIPTION OF THE SENIOR NOTES

The Senior Notes will:

      -  be direct secured obligations of the Issuer;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Issuer, and effectively senior to such indebtedness to the extent of the value of the security provided by the Issuer in respect of the Senior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the Issuer that is expressly subordinated to the Senior Notes, and, as a result of the terms of the Security Trust and Intercreditor Deed, effectively senior in right of payment to the Junior Notes except (save in certain circumstances) as to amounts standing to the credit of the Mandatory Redemption Escrow Account;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the Issuer that are not Guarantors of the Senior Notes;

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      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of the Issuer under the New Bonding Facility Agreement; and

      -  be guaranteed by each Guarantor.

BRIEF DESCRIPTION OF THE JUNIOR NOTES

The Junior Notes will:

      -  be direct secured obligations of the Issuer;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Issuer, and effectively senior to such indebtedness to the extent of the value of the security provided by the Issuer in respect of the Junior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the Issuer that is expressly subordinated to the Junior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the Senior Notes except (save in certain circumstances) as to amounts standing to the credit of the Mandatory Redemption Escrow Account;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the Issuer that are not Guarantors of the Junior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of the Issuer under the New Bonding Facility Agreement; and

      -  be guaranteed by each Guarantor.

BRIEF DESCRIPTION OF THE GUARANTEES OF THE NOTES

Each Guarantee of the Senior Notes issued pursuant to the Senior Note Indenture will:

      - be a guarantee of the obligations of the Issuer in respect of the Senior Notes;

      - be a direct secured obligation of the relevant Guarantor, except as described below;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the relevant Guarantor, and effectively senior to such indebtedness to the extent of the value of the security provided by the relevant Guarantor in respect of its Guarantee of the Senior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the relevant Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Senior Notes, and, as a result of the terms of the Security Trust and Intercreditor Deed, effectively senior in right of payment to its Guarantee of the Junior Notes;

      - effectively rank junior to all external liabilities of Subsidiaries of such Guarantor that are not Guarantors of the Senior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of such Guarantor under the New Bonding Facility Agreement; and

      - be fully and unconditionally released upon the disposal of all of the equity interests in the relevant Guarantor in accordance with the covenant regarding Asset Sales described below.

Marconi Communications Telemulti Ltda, which is a Brazilian company that will neither Guarantee the Senior Notes nor provide any Transaction Security but the quotas (equity interests) in which will be pledged as Transaction Security by its parent company, will be deemed to be a Guarantor for purposes of the covenants in the Senior Notes and the Senior Note Indenture. In addition, as described in Part 2 of Appendix 10, each Guarantor as of the Issue Date that is incorporated in the Netherlands, Switzerland, Mexico or Guernsey will

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provide security limited to a pledge over its shares, if any, in any other Guarantors. Furthermore, subject to compliance with the requirements set forth under the captions "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" and "-- Requirements with respect to Additional Guarantors", entities that become Additional Guarantors of the Senior Notes in the future may in some cases not be required to provide Transaction Security, in which case their obligations under their Guarantee of the Senior Notes will not be secured.

Each Guarantee of the Junior Notes issued pursuant to the Junior Note Indenture will:

      - be a guarantee of the obligations of the Issuer in respect of the Junior Notes;

      - be a direct secured obligation of the relevant Guarantor, except as described below;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the relevant Guarantor, and effectively senior to such indebtedness to the extent of the value of the security provided by the relevant Guarantor in respect of its Guarantee of the Junior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the relevant Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Junior Notes;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the relevant Guarantor that are not Guarantors of the Junior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to such Guarantor's Guarantee of the Senior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of such Guarantor under the New Bonding Facility Agreement; and

      - be fully and unconditionally released upon the disposal of all of the equity interests in the relevant Guarantor in accordance with the covenant regarding Asset Sales described below.

Marconi Communications Telemulti Ltda, which will neither Guarantee the Junior Notes nor provide any Transaction Security but the quotas (equity interests) in which will be pledged as Transaction Security by its parent company, will be deemed to be a Guarantor for purposes of the covenants in the Junior Notes and the Junior Note Indenture. In addition, as described in Part 2 of Appendix 10, each Guarantor as of the Issue Date that is incorporated in the Netherlands, Switzerland, Mexico or Guernsey will provide security limited to a pledge over its shares, if any, in any other Guarantors. Furthermore, subject to compliance with the requirements set forth under the captions "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" and "-- Requirements with respect to Additional Guarantors", entities that become Additional Guarantors of the Junior Notes in the future may in some cases not be required to provide Transaction Security, in which case their obligations under their Guarantee of the Junior Notes will not be secured.

DESCRIPTION OF THE INITIAL TRANSACTION SECURITY AND THE INITIAL SECURITY
DOCUMENTS

The Issuer and the Guarantors will enter into the Initial Security Documents no later than the Issue Date to secure their respective obligations under the Senior Notes, the Senior Note Indenture, the Junior Notes, the Junior Note Indenture and the Guarantees of the Notes, as well as the obligations of the Issuer and its Subsidiaries under the New Bonding Facility Agreement and the other Secured Obligations. The Guarantors as of the Issue Date will be organized or incorporated under the laws of England and Wales, the Republic of Ireland, Italy, Germany, the State of Delaware (United States of America), Mexico, Switzerland, the Netherlands, Brazil, Australia, Hong Kong and Guernsey. Pursuant to the Initial Security Documents, the Issuer and the Guarantors will grant to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, security interests over the Initial Transaction Security. The Issuer will also grant to the Security Trustee an assignment by way of security of the Escrow Accounts established pursuant to the Escrow Agreement in order to secure its obligations under the Senior Notes, the Senior Note Indenture, the Junior Notes and the Junior Note Indenture. The security interests over the Initial Transaction Security, as well as any other Transaction Security that is granted in the future, will also secure the obligations of the Issuer and the Guarantors

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under certain other existing and future obligations of those parties described in, and subject to the ranking, subordination and payment priority provisions set forth in, Section 4.1 of Appendix 10.

Upon the occurrence of an Enforcement Event, the Senior Note Trustee may, on behalf of the holders of the Senior Notes (and upon receiving instructions from the requisite percentage of the holders of the Senior Notes will), direct the Security Trustee to take action to enforce the security granted over the Transaction Security pursuant to the Security Documents, subject to the terms and conditions of the Security Trust and Intercreditor Deed, by any of the following procedures: (1) sale of all or part of the Transaction Security; (2) proceeding in a court of competent jurisdiction for the appointment of a receiver or for the sale of all or any part of the Transaction Security; and/or
(3) foreclosure or any other remedy or proceeding authorized by the Security Documents or by applicable law.

Without the consent of the Senior Note Trustee, the Junior Note Trustee will not, prior to repayment in full of the Senior Notes, have the ability to instruct the Security Trustee to enforce the security interests contained in the Security Documents. See the description of the Security Trust and Intercreditor Deed set forth in Section 4.1 of Appendix 10. The holders of the Junior Notes also will be subject to the payment blockage provisions described under the caption "Description of the Notes -- Events of Default -- Remedies Applicable to the Junior Notes".

Except as may be required by applicable law or by an order of a court of competent jurisdiction, the proceeds from any realization of the security granted over the Transaction Security pursuant to the Security Documents will be applied by the Security Trustee in the manner required by the Security Trust and Intercreditor Deed, which is described in Section 4.1 of Appendix 10.

The following is a brief description of the Initial Transaction Security provided to secure the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Senior Notes, the Junior Notes, the Guarantees thereof and the obligations of the Issuer and the Guarantors to the other Secured Creditors.

PLEDGE OF SHARES OF SPECIFIED SUBSIDIARIES. The Issuer and the Guarantors will pledge all or substantially all of the Equity Interests of the Guarantors (including the IPR SPVs) owned by them to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

MORTGAGES ON REAL PROPERTY. The Issuer and the Guarantors will grant first ranking (to the extent possible and where there is real property situated in that jurisdiction) fixed security over all or substantially all of their key freehold and leasehold properties (determined by reference to whether such property is key to the business of the Group as a whole) in the United Kingdom, the United States (other than the Pittsburgh Facility, on which the security shall be second ranking), the Republic of Ireland, Australia and Italy to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

UK OWNED PATENTS. On or prior to the Issue Date, the Issuer and the UK IP Opcos will assign all of their legal and beneficial title to Patents to the UK IPR Co. The parent company of the UK IPR Co will pledge all of the Equity Interests in the UK IPR Co to the Security Trustee, as described above. The UK IPR Co will also guarantee the Notes and grant a floating charge over all the right, title and interest in all its assets, properties and rights (including its Patents) to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

GERMAN OWNED INTELLECTUAL PROPERTY. The German IP Guarantor will transfer by way of security all its right, title and interest in its Intellectual Property to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

US OWNED PATENTS. On or prior to the Issue Date, the US IP Opcos will assign all of their legal and beneficial title in Patents to (i) in the case of Patents used or useful in the US Core Businesses, the Ringfenced IPR Co and (ii) in the case of other Patents owned by the US IP Opcos, the US IPR Co. The parent companies of the US IPR Co and the Ringfenced IPR Co will pledge all of the Equity Interests in US IPR Co and the Ringfenced IPR Co to the Security Trustee. Each of the US IPR Co and the Ringfenced IPR Co will grant in favor of the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, a security interest in its assets (including its Patents) by way of a security agreement together with any appropriate Uniform Commercial Code (Article 9) and United States Patent and Trademark Office filings.

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OTHER ASSETS. The Issuer and each Guarantor organized or incorporated in England, the Republic of Ireland, Australia, Hong Kong, or any state of the United States will grant fixed and floating charges (or similar types of security) over all or substantially all of its assets (including Intellectual Property) to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors. Intellectual Property will be covered by a floating charge to the extent legally possible over the assets of the Issuer and each Guarantor.

The Guarantors organized or incorporated in Germany and Italy will grant (to the extent legally possible) a first priority and exclusive security interest in or will transfer by way of security, all their right, title and interest in certain material assets, including accounts receivable, bank accounts and certain moveables, to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

ESCROW ACCOUNTS. The Issuer will grant an assignment by way of security of the Escrow Accounts to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

LIMITATIONS ON GUARANTEES OF THE NOTES AND TRANSACTION SECURITY. The obligations of each Guarantor under its Guarantee of the Notes, and the related Security Documents, will be limited under the relevant laws applicable to such Guarantor and the granting of such Guarantees and/or security (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances and transfers or transactions under value) to the maximum amount payable or secured such that such Guarantees or security will not constitute a fraudulent conveyance, fraudulent transfer or a transaction under value, or otherwise cause the Guarantor to be insolvent under relevant law or such Guarantees or security to be void or unenforceable or cause the directors of such Guarantor to be held in breach of applicable corporate or commercial law for providing such Guarantee or security. Such limitations will be set forth in the Security Trust and Intercreditor Deed and will be incorporated into the Guarantees of the Secured Obligations. See "Risk Factors -- Risks related to ownership of the New Shares, the New Notes and the Warrants -- The value of the guarantees and the collateral may be limited by applicable laws" in Section I, Part F.4.

OTHER PROVISIONS RELATING TO THE TRANSACTION SECURITY AND THE SECURITY DOCUMENTS

Prior to an Event of Default, the Indentures will permit the dispositions of Transaction Security in accordance with the Security Trust and Intercreditor Deed and in accordance with, to the extent applicable, or otherwise in compliance with, the Asset Sale covenants in the Indentures.

In connection with the security arrangements in respect of the Notes, the Indentures will provide that the Issuer will not, and will not permit any of its Subsidiaries to, take or omit to take any action that could reasonably be expected to have the effect of adversely affecting the security granted over the Transaction Security pursuant to the Security Documents (but not the assets constituting the Transaction Security, unless otherwise required under the terms of the Indentures) to the Security Trustee on behalf of, inter alia, the Note Trustees for the benefit of the holders of the Notes, as described under the caption "Description of the Notes -- Certain Covenants -- Impairment of Security Interests". In addition, the Indentures will provide that the Issuer will, and will cause each of its Subsidiaries to, comply with all covenants and agreements contained in the Security Documents and the Security Trust and Intercreditor Deed the failure to comply with which would have a material adverse effect on the Liens created thereby.

Any future Subsidiary of the Issuer that is required to Guarantee the Notes pursuant to the covenant described under the caption "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" or that otherwise Guarantees the Notes will be required to provide security for its obligations under the Guarantees of the Notes over such of its assets as are specified, and in accordance with the principles set forth, under the caption "Description of the Notes -- Certain Covenants -- Security Requirements with respect to Additional Guarantors".

The Transaction Security will not include the Equity Interests in or properties or assets of certain Subsidiaries of the Issuer that on the Issue Date are not material. There can be no assurance that the proceeds of the sale or other

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realization of the Transaction Security will be sufficient to satisfy the payments due on either Tranche of the Notes.

Each Indenture provides that each holder of a Note, by its acceptance thereof, is deemed to have consented and agreed to the terms of the Security Documents and the Security Trust and Intercreditor Deed (including, without limitation, the provisions providing for foreclosure and release of the Transaction Security, as the same may be in effect or may be amended from time to time in accordance with their terms) and is deemed to authorise and direct (i) the Note Trustee, who shall in turn be authorized to instruct the Security Trustee, with respect to each of the Security Documents to which it is a party and the Security Trust and Intercreditor Deed, and (ii) the applicable Note Trustee, with respect to the Security Trust and Intercreditor Deed, to perform their respective obligations and exercise their respective rights thereunder in accordance therewith.

DESCRIPTION OF THE NOTES

PRINCIPAL, MATURITY AND INTEREST OF THE SENIOR NOTES

Depending on the elections made by Scheme Creditors pursuant to the Restructuring, the Issuer will issue the Senior Notes initially in the form of Euro Senior Notes and/or Dollar Senior Notes and, if both Euro Senior Notes and Dollar Senior Notes are initially issued, Convertible Euro Senior Notes. The Sterling Equivalent of the aggregate principal amount of any and all Euro Senior Notes, Convertible Euro Senior Notes and Dollar Senior Notes as of the Issue Date shall be equal to L450 million. The Convertible Euro Senior Notes, if any, will be exchangeable into either Dollar Senior Notes or Euro Senior Notes at the election of the holder thereof. Pursuant to the Escrow and Distribution Agreement, the holder of the Convertible Euro Senior Notes will exchange such Notes for either Dollar Senior Notes or Euro Senior Notes prior to the distribution of such Notes to Scheme Creditors and after giving effect to valid elections of Scheme Creditors to whom such Notes are distributed. The Convertible Euro Senior Notes, if any, and the Euro Senior Notes, if any, shall be issued in denominations of E1.00 and integral multiples thereof. The Dollar Senior Notes, if any, shall be issued in denominations of US$1.00 and integral multiples thereof. The Senior Notes will mature on April 30, 2008 when they will be redeemed in cash at their outstanding principal amount together with any other amounts due thereunder. All payments of principal, premium, if any, interest, Additional Amounts, if any, and any other amounts due on the Senior Notes shall be made in the Relevant Currency.

The Senior Notes will accrue interest from the Issue Date (or if interest has already been paid on the Senior Notes, from the most recent Senior Note Interest Payment Date to which interest has been paid), on their outstanding principal amount at the rate of 8 per cent. per annum payable quarterly in arrear on each Senior Note Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any Senior Note Interest Period comprises two or more Senior Note Interest Accrual Periods, the amount of interest payable in respect of such Senior Note Interest Period will be the sum of the amounts of interest payable in respect of each of those Senior Note Interest Accrual Periods. Interest on overdue principal and interest will accrue at the Default Rate.

On the first Senior Note Interest Payment Date, the Issuer shall pay, in addition to accrued interest on the outstanding principal amount of the Senior Notes, an amount per Senior Note in the Relevant Currency equal to the amount of interest that would have accrued on such Senior Note if the principal amount of such Senior Note as of the Issue Date had been outstanding for the period from and including 1 May 2003 to but excluding the Issue Date, using an interest rate of 8 per cent. per annum and computed on the basis of a 360-day year of twelve 30-day months.

In certain circumstances, the Issuer may be required to pay Additional Amounts on the Senior Notes as described below under the caption "Additional Amounts".

In the event that any date for the payment of principal, premium, if any, interest or Additional Amounts, if any, on the Senior Notes is not a Business Day, such payment may be made on the next succeeding day that is a Business Day, and, other than with respect to any payment of principal or premium, if any (in which case interest shall accrue), no interest shall accrue or be payable on any such payment as a result of any such delay.

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PRINCIPAL, MATURITY AND INTEREST OF THE JUNIOR NOTES

The Junior Notes will be denominated in US dollars in an initial aggregate principal amount of US$300 million plus the Dollar Equivalent of L117,270,000, unless the cash element of the distribution to the Issuer's Scheme Creditors pursuant to the Restructuring is increased by the Net Proceeds of any Asset Sales (in which event the initial aggregate principal amount of the New Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117,270,000 figure referred to above)). The Junior Notes shall be issued in denominations of US$1.00 and integral multiples thereof. The Junior Notes will mature on October 31, 2008 when they will be redeemed in cash at their outstanding principal amount together with any other amounts due thereunder. All payments of principal, premium, if any, interest, Additional Amounts, if any and any other amounts due on the Junior Notes shall be made in the Relevant Currency.

The Junior Notes will accrue interest from the Issue Date (or if interest has already been paid on the Junior Notes, from the most recent Junior Note Interest Payment Date to which interest has been paid) on their outstanding principal amount at the applicable Junior Note Interest Rate payable quarterly in arrear on each Junior Note Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any Junior Note Interest Period comprises two or more Junior Note Interest Accrual Periods, the amount of interest payable in respect of such Junior Note Interest Period will be the sum of the amounts of interest payable in respect of each of those Junior Note Interest Accrual Periods. Interest on overdue principal and interest will accrue at the Default Rate.

Subject to the following paragraph, the Issuer may, by giving written notice to the Junior Note Trustee, the holders of Junior Notes and the Paying Agent not less than 15 days prior to a Junior Note Interest Payment Date, elect to pay all (and not only some) of the interest (and any Additional Amounts) due on such Junior Note Interest Payment Date in Junior PIK Notes. Any such Junior PIK Notes will, immediately upon their issue, be consolidated and form a single series with the Junior Notes then in issue.

The Issuer may not elect to pay interest (or any Additional Amounts) due on the final maturity date of the Junior Notes in Junior PIK Notes and shall pay all such sums in cash. In the circumstances described below under the caption "Description of the Notes -- Payment Blockage Provisions", the Issuer shall be obliged to pay interest (and any Additional Amounts) due in respect of any Junior Note Interest Period in Junior PIK Notes and not in cash.

Junior PIK Notes will be deemed for all purposes to be issued on the date on which the interest being paid by the issue of the Junior PIK Notes is due. Interest on the Junior PIK Notes will accrue from their issue date at the applicable Junior Note Interest Rate.

On the first Junior Note Interest Payment Date, the Issuer shall pay, in addition to accrued interest on the outstanding principal amount of the Junior Notes, an amount per Junior Note in the Relevant Currency equal to the amount of interest that would have accrued on such Junior Note if the principal amount of such Junior Note as of the Issue Date had been outstanding for the period from and including 1 May 2003 to but excluding the Issue Date, using the Junior Note Interest Rate applicable to the first Junior Note Interest Period and computed on the basis of a 360-day year of twelve 30-day months. If the Issuer elects to pay accrued interest on the Junior Notes that is due on the first Junior Note Interest Payment Date in cash, the Issuer shall pay such amount in cash; otherwise the Issuer shall pay such amount in the form of Junior PIK Notes.

In certain circumstances, the Issuer may be required to pay Additional Amounts on the Junior Notes as described below under the caption "Additional Amounts".

In the event that any date for the payment of principal, premium, if any, interest or Additional Amounts, if any, on the Junior Notes is not a Business Day, such payment may be made on the next succeeding day that is a Business Day, and, other than with respect to any payment of principal or premium, if any (in which case interest shall accrue), no interest shall accrue or be payable on any such payment as a result of any such delay.

ESCROW ACCOUNTS

The Issuer will enter into the Escrow Agreement with, among others, the Security Trustee in order to (i) fund the mandatory redemption of some or all of the Notes and (ii) satisfy certain of its obligations under Existing

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Performance Bonds. Under the terms of the Escrow Agreement, the Issuer will establish the Mandatory Redemption Escrow Account and the Existing Performance Bond Escrow Account.

Funding of Escrow Accounts. The Issuer, notifying the Security Trustee of the same, shall deposit or cause to be deposited all of the following into the Mandatory Redemption Escrow Account:

      (1) all Cash Collateral Releases, other than Cash Collateral Releases required to be delivered to the New Bonding Facility Security Trustee as described below; and

      (2) all Net Proceeds of Asset Sales and all Liquidation Proceeds (in each case other than Excluded Asset Sale and Liquidation Proceeds), to the extent required by the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Asset Sales".

On the Issue Date, the Issuer shall deposit or cause to be deposited into the Existing Performance Bond Escrow Account an amount of not less than L41.86 million (or the Sterling Equivalent), to be applied in the manner described below under the caption "-- Escrow Accounts -- Payments out of the Existing Performance Bond Escrow Account".

The Issuer shall transfer or cause to be transferred to the New Bonding Facility Security Trustee all Cash Collateral Releases (other than Cash Collateral Releases described in clause (2) of the definition thereof), until the aggregate of all such Cash Collateral Releases, including all amounts transferred from the Existing Performance Bond Escrow Account to the New Bonding Facility Security Trustee (including all interest earned on such amounts), is equal to the New Bonding Facility Funding Amount.

If at any time at which any Junior Notes or Senior Notes remain outstanding the amount transferred to the New Bonding Facility Security Trustee to be held as collateral under the New Bonding Facility Agreement, whether pursuant to Cash Collateral Releases or otherwise (including all interest earned on all such amounts), exceeds the lesser of (i) L50 million (or the Sterling Equivalent) or
(ii) the aggregate facility limit then in effect under the New Bonding Facility Agreement, the New Bonding Facility Security Trustee will, within three (3) Business Days, transfer the amount of such excess to the Mandatory Redemption Escrow Account.

Payments out of the Mandatory Redemption Escrow Account. If at any time the balance standing to the credit of the Mandatory Redemption Escrow Account is equal to or greater than the lesser of (1) L20 million (or the Sterling Equivalent), (2) in the event that Junior Notes are outstanding at a time when Junior Notes may be redeemed as described in clause (i) below, an amount sufficient to redeem all outstanding Junior Notes at the redemption price specified below (as certified by the Issuer to the Security Trustee) or (3) in the event that no Junior Notes are outstanding, an amount sufficient to redeem all outstanding Senior Notes at the redemption price specified below (as certified by the Issuer to the Security Trustee), upon notification being given to the Senior Note Trustee, the Junior Note Trustee, any Registrar and the Paying Agent, the Issuer shall, within five (5) London Business Days, cause a notice of redemption to be given to the holders of Notes required to be redeemed (with a copy to the Security Trustee) and the Security Trustee shall instruct the Escrow Bank to transfer an amount equal to the lesser of (a) the balance then standing to the credit of the Mandatory Redemption Escrow Account and (b) the amount specified in clause (2) or (3) above, as applicable, to such account(s) as the Security Trustee (acting on the instructions of the relevant Note Trustee) may direct in order for such moneys to be applied on the redemption date specified in such notice (which redemption date shall be not less than ten (10) but not more than fifteen (15) London Business Days after such notice of redemption is given) to (i) so long as no Payment Stop Event has occurred and is continuing and no Standstill Period (as defined below) is in effect, redeem outstanding Junior Notes for cash or (ii) in the event that no Junior Notes remain outstanding, redeem outstanding Senior Notes for cash.

Notwithstanding the foregoing, (1) any outstanding balance in the Mandatory Redemption Escrow Account on the first day of any Standstill Period, provided that on the preceding day no Standstill Period was in effect, shall be applied to redeem outstanding Junior Notes, if any, in accordance with the procedures described in the preceding paragraph, (2) subject to and after giving effect to the payment described in clause (1) of this sentence, following the occurrence of a Payment Stop Event and while it is continuing, any outstanding balance in the Mandatory Redemption Escrow Account in excess of L2.5 million shall be applied to redeem outstanding Senior Notes in accordance with the procedures described in the preceding paragraph and (3) subject to and after giving

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effect to the payment described in clause (1) of this sentence, in the event that any Junior Notes remain outstanding and a Standstill Period is in effect but no Payment Stop Event has occurred and is continuing, then neither Senior Notes nor Junior Notes shall be redeemed pursuant to the preceding paragraph.

Any such redemption shall be at a redemption price in cash of 110 per cent. of the outstanding principal amount of the Junior Notes or the Senior Notes, as the case may be, plus in each case accrued and unpaid interest thereon and Additional Amounts in respect thereof, if any, to the date of redemption.

Payments out of the Existing Performance Bond Escrow Account. Under the terms of the Escrow Agreement, the Security Trustee shall at any time prior to the first anniversary of the Issue Date and promptly following receipt of a certificate from the Issuer certifying such release, release and transfer an amount or amounts in cash specified by the Issuer from the Existing Performance Bond Escrow Account (1) first, to any bank, insurance company or other financial institution (as certified in such certificate) that has issued an Existing Performance Bond and has made a valid demand, pursuant to an enforceable right, for cash collateral pursuant to such Existing Performance Bond (or any related instrument or document), which amount of cash shall be used to collateralize the obligations of the Issuer or any of its Subsidiaries in relation to such Existing Performance Bond or (2) second, in the event that the aggregate amount standing to the credit of the Existing Performance Bond Escrow Account is in excess of the amount needed to satisfy the obligations of the Issuer and its Subsidiaries under the Existing Performance Bonds, as determined in good faith by the Issuer (the amount of such excess being the "Excess Amount"), (a) first, to the New Bonding Facility Security Trustee, in an amount that is certified by the New Bonding Facility Security Trustee to the Security Trustee as being, together with all other Cash Collateral Releases transferred to the New Bonding Facility Security Trustee since the Issue Date (together with all interest earned on such transferred amounts), equal to the New Bonding Facility Funding Amount and (b) second, to the extent of any Excess Amount remaining after giving effect to clause (a) above, to the Mandatory Redemption Escrow Account, (which shall be applied in the manner described under the caption "Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory Redemption Escrow Account").

On the first anniversary of the Issue Date, the Security Trustee shall transfer all amounts remaining in the Existing Performance Bond Escrow Account to (a) first to the New Bonding Facility Security Trustee, in an amount that is certified by the New Bonding Facility Security Trustee to the Security Trustee as being, together with all other Cash Collateral Releases transferred to the New Bonding Facility Security Trustee since the Issue Date (together with all interest earned on such transferred amounts), equal to the New Bonding Facility Funding Amount and (b) second, to the extent of any amount remaining after giving effect to clause (a) above, to the Mandatory Redemption Escrow Account (to be applied in the manner described above under the caption "Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory Redemption Escrow Account").

Security. The Issuer shall grant an assignment by way of security of the Escrow Accounts to the Security Trustee, on behalf of the Note Trustees (for the holders of the Notes) and the other Secured Creditors, as described under the caption "Description of the Initial Transaction Security and Initial Security Documents" above. If such security interests become enforceable, any amounts realized upon such enforcement shall be applied in the manner required under the Security Trust and Intercreditor Deed, which is described in Section 4.1 of Appendix 10.

REDEMPTION

Mandatory Redemption. Junior Notes and/or Senior Notes must be redeemed in whole or in part using certain Cash Collateral Releases, certain Liquidation Proceeds and the Net Proceeds of certain Asset Sales, in the circumstances described under the caption "Description of the Notes -- Escrow Accounts" above, in each case at a redemption price in cash of 110 per cent. of their outstanding principal amount, plus accrued and unpaid interest thereon and Additional Amounts in respect thereof, if any, to the date of redemption and upon notice (which notice will be irrevocable) of not less than ten (10) but not more than fifteen (15) London Business Days.

Senior Notes and Junior Notes must also be redeemed upon a Change of Control in accordance with the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Change of Control" or upon a

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merger, consolidation or reorganization of the Issuer with any Person, or a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in each case in accordance with the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" below. In such cases, notice of redemption shall be given in accordance with the applicable covenant set forth below.

Optional Redemption of the Senior Notes and the Junior Notes in Whole. The Senior Notes and the Junior Notes may be redeemed in whole (but not in part) at the option of the Issuer at any time upon not less than 30 days' but not more than 60 days' notice (which notice will be irrevocable) at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes, provided that the Issuer may only redeem the Senior Notes and the Junior Notes if the Issuer simultaneously redeems all outstanding Senior Notes and Junior Notes in accordance with the provisions of the applicable Note Indentures.

Optional Clean-Up Redemption of the Junior Notes. Junior Notes may be redeemed in whole (but not in part) at the option of the Issuer at any time upon not less than 30 days' but not more than 60 days' notice (which notice will be irrevocable), in cash at the Optional Redemption Price, if at any time (other than during a Standstill Period or at a time when a Payment Stop Event has occurred and is continuing) the aggregate principal amount of the then outstanding Junior Notes is less than 10 per cent. of the aggregate principal amount of the Junior Notes issued on the Issue Date.

Redemption upon Changes in Withholding Taxes. The Issuer at its option may at any time redeem all, but not less than all, of the Senior Notes or the Junior Notes, as applicable, (or, in the event that the Senior Notes or Junior Notes are in the form of Definitive Registered Notes (as defined in "Description of the Notes -- Form of Notes"), all, but not less than all, of the affected Senior Notes or Junior Notes, as applicable) in cash at 100 per cent. of the principal amount of such Notes, plus any accrued and unpaid interest thereon and Additional Amounts, if any, to the Repayment Date, upon not less than 30 nor more than 60 days' notice (which notice will be irrevocable). This right of redemption applies only if, as a result of any amendment to, or change in, the laws (including any regulations or rulings thereunder) of the United Kingdom (including any European Union law or directive that has the effect of law in the United Kingdom) or any other jurisdiction in which the Issuer is organized, engaged in business, resident for Tax purposes or generally subject to Tax, or any political subdivision or Taxing Authority of or in any of the foregoing (any of the aforementioned being a "Taxing Jurisdiction"), or any amendment to or change in any official position concerning the administration, application or interpretations of such laws or regulations (including a judgment by a court of competent jurisdiction), which amendment or change is announced and effective on or after the Issue Date, the Issuer satisfies the applicable Note Trustee immediately before giving any notice referred to above that it has become or will become obligated to pay Additional Amounts (as described under the caption "Additional Amounts") which are more than a de minimis amount (as determined by the Issuer in its reasonable judgment) on the next date on which any amount would be payable with respect to such Notes and the Issuer determines in good faith that such obligation cannot be avoided by the use of reasonable measures available to the Issuer (including, without limitation, by changing the jurisdiction from which or through which payments on such Notes are made).

No such notice of redemption may be given earlier than 45 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment in respect of the Senior Notes or the Junior Notes, as applicable, then due. The Issuer may give such notice only if, at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Immediately prior to giving any notice of redemption described above, the Issuer will deliver to the Senior Note Trustee or Junior Note Trustee, as applicable, (1) an officers' certificate (as specified in the applicable Indenture) stating that the Issuer is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to elect to redeem have occurred and (2) an opinion of counsel (as specified in the applicable Indenture) qualified under the laws of the relevant Taxing Jurisdiction in form and substance reasonably satisfactory to the relevant Note Trustee to the effect that the Issuer has or will become obligated to pay such Additional Amounts as a result of such amendment or change and that the Issuer cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it. The applicable Note Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances referred to above, in which event they shall be conclusive and binding on the holders of the applicable Notes.

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Notwithstanding the foregoing, the Issuer shall not have the right to redeem the Junior Notes as provided under this caption "Redemption upon Changes in Withholding Taxes" at any time during a Standstill Period or when a Payment Stop Event has occurred and is continuing.

Optional Payment of Redemption Amounts in British Pounds Sterling. In the event of mandatory or optional redemption of the Senior Notes or the Junior Notes, the redemption price to be paid by the Issuer on the applicable Repayment Date for the relevant Notes shall be payable in the currency in which the applicable Notes are denominated (Euro or United States dollars, as the case may be), unless the Issuer elects to make payment in British pounds sterling, which election shall be irrevocable and shall be set forth in the applicable notice of redemption. If the Issuer elects to make payment in British pounds sterling, the amount payable in respect of each relevant Note shall be the Sterling Equivalent of the principal amount of the applicable Note (in Euro or United States dollars, as the case may be) multiplied by the applicable redemption price, multiplied by 1.005 and rounded (if necessary) to the nearest penny (with L0.005 being rounded upwards). Such calculation shall be made by the Issuer. If the Issuer so elects to pay British pounds sterling, the Issuer shall deliver to the Senior Note Trustee or the Junior Note Trustee, as applicable, on the applicable Repayment Date, an officers' certificate of the Issuer stating the amount in British pounds sterling to be paid in respect of each Euro or United States dollar principal amount of the applicable Notes, as the case may be, and stating that such calculation complies with the applicable clause of the applicable Indenture.

Payments With Respect to Partial Redemptions. If less than all of the Notes of a Tranche are to be redeemed at any time, the principal amount of the Notes of such Tranche to be redeemed shall be allocated among all of the Notes of such Tranche at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for redemption, subject to compliance with the requirements of the principal securities exchange on which the Notes of such Tranche are listed, if the Notes of such Tranche are listed on any securities exchange. For purposes of determining the proportionate allocation of redemption amounts among all the Senior Notes, the aggregate principal amount of all Dollar Senior Notes then outstanding, if any, and if there are Euro Senior Notes outstanding, shall be translated into Euro using the Fixed Exchange Rate.

PAYMENT BLOCKAGE PROVISIONS

Subject to, and after giving effect to, the payment described in the immediately succeeding sentence, neither the Issuer nor any Subsidiary of the Issuer may pay principal of, premium (if any) or interest or Additional Amounts (if any) on the Junior Notes, other than interest or Additional Amounts in Junior PIK Notes, and none of them may otherwise purchase, repurchase, redeem or otherwise acquire or retire for value any Junior Notes (collectively, "pay the Junior Notes") if a Payment Stop Event has occurred and is continuing.

If at any time a Standstill Event has occurred, neither the Issuer nor any Subsidiary of the Issuer may pay the Junior Notes (other than, for the avoidance of doubt, the payment of interest and Additional Amounts, if any, on the Junior Notes in the form of Junior PIK Notes) during the applicable Standstill Period; provided, however, that any balance in the Mandatory Redemption Escrow Account on the first day of any Standstill Period, provided that on the preceding day no Standstill Period was in effect, shall be applied to redeem outstanding Junior Notes as described above under the caption "Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory Redemption Escrow Account".

Notwithstanding the provisions described in the immediately preceding paragraph (but subject to the provisions contained in the second preceding and in the immediately succeeding paragraph), unless the holders of the Senior Notes or the Senior Note Trustee have accelerated the maturity of the Senior Notes, the Issuer may resume payments on the Junior Notes after the end of such Standstill Period, including any missed payments. Any payments that would otherwise have been due during the Standstill Period (other than payments of interest and Additional Amounts, if any, on the Junior Notes) will not become due until after the end of such Standstill Period.

No Default that existed or was continuing on the date of the commencement of any Standstill Period with respect to the Senior Notes initiating such Standstill Period shall be, or be made, the basis of the commencement of a subsequent Standstill Period by the Senior Note Trustee, unless such Default shall have been cured or waived for

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a period of not less than 90 consecutive days. Except as provided in the preceding sentence, there is no limit on the number or frequency of Standstill Periods that may arise.

The Guarantee of the Junior Notes will contain substantially identical provisions relating to each Guarantor's obligations under its Guarantee of the Junior Notes and the Security Trust and Intercreditor Deed will contain substantially identical provisions relating to the obligations of the Issuer and the Guarantors with respect to the Junior Notes and the Guarantee thereof.

If the Issuer fails to make any payment on the Junior Notes when due as a result of the payment blockage provisions following the occurrence of a Payment Stop Event referred to above, such failure would constitute a Default and, after the expiration of any grace period, an Event of Default, under the Junior Note Indenture. See "Events of Default".

If payment of the Junior Notes is accelerated because of an Event of Default, the Issuer shall promptly notify the Junior Note Trustee, the holders of the Junior Notes, the Senior Note Trustee and the holders of the Senior Notes.

If payment of the Senior Notes is accelerated because of an Event of Default, the Issuer shall promptly notify the Senior Note Trustee, the holders of the Senior Notes, the Junior Note Trustee and the holders of the Junior Notes.

CERTAIN COVENANTS

The Senior Note Indenture will contain the covenants set forth below under the caption " -- Affirmative Financial Covenants Applicable to the Senior Notes". The Senior Note Indenture and the Junior Note Indenture each will contain each of the other covenants set forth under this caption " -- Certain Covenants".

Affirmative Financial Covenants Applicable to the Senior Notes

      (1) The ratio of (a) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) to (b) Consolidated Gross Finance Charges of the Issuer and its Subsidiaries (less the Consolidated Gross Finance Charges of the US Parent and its Subsidiaries plus any Consolidated Gross Finance Charges paid or payable to the Issuer and the Non-US Subsidiaries by the US Parent and its Subsidiaries, if on the applicable date specified below any Junior Notes are outstanding) shall, on each date specified below and calculated for the Relevant Period ending on such date, equal or exceed the applicable ratio set out opposite such date:

Relevant Period ending                                          Ratio
----------------------                                          -----
September 30, 2005                                                2.0
March 31, 2006                                                    3.0
September 30, 2006                                                3.0
March 31, 2007                                                    4.0
September 30, 2007                                                4.0
March 31, 2008                                                    4.5

      (2) The ratio of (a) Consolidated Indebtedness of the Issuer and its Subsidiaries (less the Consolidated Indebtedness of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding and in each case excluding the Junior Notes) to (b) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) shall, on each date specified below and calculated using (i) Consolidated Indebtedness of the Issuer and its Subsidiaries (less the Consolidated Indebtedness of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding and in each case excluding the Junior Notes) on such date and (ii) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in

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            cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) for the Relevant Period ending on such date, not exceed the applicable ratio set out opposite such date:

Relevant Period ending                                          Ratio
----------------------                                          -----
September 30, 2005                                               7.0
March 31, 2006                                                   6.0
September 30, 2006                                               5.5
March 31, 2007                                                   5.0
September 30, 2007                                               4.5
March 31, 2008                                                   4.0

The financial ratios required to be maintained pursuant to paragraphs (1) and
(2) above shall be calculated by dividing the appropriate component by the other component (in each case expressed in whole British pound sterling amounts), carrying the result to two decimal places and rounding the result to one decimal place (with 0.05 being rounded up and 0.04 being rounded down). For purposes of determining compliance with the ratios required to be maintained pursuant to paragraph (2) above, the Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified above any Junior Notes are outstanding) for the Relevant Period ending September 30, 2005 shall be multiplied by two (2).

As of the end of each fiscal year and each fiscal half year of the Issuer, the Issuer shall deliver, within the applicable time period after the end of each such fiscal year and each such fiscal half year during which a domestic US issuer that is an "accelerated filer" would be required to file annual reports on Form 10-K and quarterly reports on Form 10-Q by the rules and regulations of the SEC from time to time in effect (but in no event later than the applicable date on which the Issuer publicly releases its annual or half year consolidated financial statements for any such period), to the Senior Note Trustee an officers' certificate stating whether or not the Issuer was in compliance, on the last day of such Relevant Period, with the covenants set forth in paragraphs
(1) and (2) above and setting forth the calculations required by the above covenants and the basis upon which such calculations were made.

Covenants Regarding US Core Businesses. The Issuer will, no later than the second anniversary of the Issue Date, cause each of the US Core Businesses to be held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, provided however that (1) no US Core Business Subsidiary may engage in more than one US Core Business and (2) no US Core Business Subsidiary may be a direct or indirect Subsidiary of any other US Core Business Subsidiary that is not engaged in the same US Core Business.

Prior to the date on which each US Core Business is held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, the Issuer will procure that, in the event any US Core Business becomes significantly cash-flow negative (which for this purpose shall mean such US Core Business has negative earnings before interest, taxes, depreciation and amortization over a period of two successive fiscal quarters, taken as a whole, of US$15 million (or the Dollar Equivalent) or more, as determined from the management accounts for such US Core Business prepared on a basis consistent with the preparation of such accounts prior to the Scheme Launch Date), the relevant Subsidiaries take, as soon as reasonably practicable, such commercially reasonable and practicable remedial action as is designed to eliminate or, to the fullest extent commercially reasonable and practicable, reduce any continuing negative operating cash flow condition.

From and after the date on which each US Core Business is held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, the Issuer will not, and will not permit any Subsidiary of the Issuer that is not a US Core Business Subsidiary to, make any Investment in any US Core Business Subsidiary and will not permit any US Core Business Subsidiary to make any Investment in any other US Core Business Subsidiary that is not engaged in the same business.

Change of Control. If the Issuer becomes aware of the occurrence of a Change of Control, the Issuer shall within five (5) London Business Days thereof call for redemption, upon not less than 30 but not more than

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60 days' notice, and shall redeem, on the date specified in such notice, all outstanding Senior Notes and Junior Notes at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes.

Asset Sales. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

      (1) the Issuer or such Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value at the time of the Asset Sale of the assets, properties, rights or Equity Interests that are the subject of the Asset Sale;

      (2) if the consideration for such Asset Sale exceeds L10 million (or the Sterling Equivalent), the determination of such Fair Market Value is evidenced by a resolution of the Issuer's Board of Directors set forth in an officers' certificate delivered to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes); and

      (3) at least 85 per cent. of the consideration received in the Asset Sale by the Issuer or such Subsidiary is in the form of Cash Equivalents.

In the event that the Junior Notes are outstanding, the Issuer will, on the later of the Issue Date and the date that is five (5) London Business Days following receipt, deposit or cause to be deposited the Net Proceeds of any Asset Sale (other than Excluded Asset Sale and Liquidation Proceeds) that are received on or after 1 May 2003 into the Mandatory Redemption Escrow Account.

In the event that no Junior Notes remain outstanding, the Issuer may apply, or procure the application of, the Net Proceeds of any Asset Sale within 90 days after receipt of such Net Proceeds to:

      (1) fund any Capital Expenditure in the Permitted Core Business by the Issuer or any Subsidiary of the Issuer; or

      (2) fund the acquisition of other assets (excluding Investments, other than Permitted Investments) by the Issuer or any Subsidiary of the Issuer that are used or useful in the Permitted Core Business;

provided that if the Issuer or the relevant Subsidiary of the Issuer has contractually committed to apply such Net Proceeds in accordance with clause (1) or (2) above within such 90 days, the Issuer or such Subsidiary may apply such Net Proceeds in accordance with such commitment within 180 days after the receipt of such Net Proceeds. All Net Proceeds of any Asset Sale (other than Excluded Asset Sale and Liquidation Proceeds) which are not applied in the manner described in clause (1) or (2) of the preceding sentence within the applicable time period specified above shall be deposited into the Mandatory Redemption Escrow Account within three (3) London Business Days after the expiration of the applicable time period specified above.

The Issuer will deposit or cause to be deposited all Liquidation Proceeds (other than Excluded Asset Sale and Liquidation Proceeds) and all Net Proceeds of Asset Sales described under the caption "Certain Covenants -- Purchase and Cancellation of Notes" into the Mandatory Redemption Escrow Account within five
(5) London Business Days following receipt.

All Liquidation Proceeds and all Net Proceeds of Asset Sales that constitute cash or Cash Equivalents other than British pounds sterling, Euro or United States dollars and that are required to be deposited into the Mandatory Redemption Escrow Account shall be converted into British pounds sterling, Euro or United States dollars by the Issuer or its Subsidiaries prior to deposit of such Liquidation Proceeds or Net Proceeds of Asset Sales into the Mandatory Redemption Escrow Account.

Restricted Payments

Issuer and Non-US Subsidiaries. The Issuer will not, and will not permit any of its Non-US Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution (a) on account of the Issuer's Equity Interests or any Equity Interests of any Subsidiary of the Issuer (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) or (b) to the direct or indirect holders of the Equity Interests of the Issuer

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            or any Subsidiary of the Issuer in their capacity as such (other than, in the case of each of (a) and (b), dividends or distributions payable (i) in Equity Interests (other than Disqualified Stock) of the Issuer or such Non-US Subsidiary or (ii) to the Issuer or a Non-US Subsidiary); or

      (2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) any outstanding Equity Interests of the Issuer or any Subsidiary of the Issuer (other than any Equity Interests of a Non-US Subsidiary owned by the Issuer or any other Non-US Subsidiary); or

      (3) make any payment of principal on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor; or

      (4) make any Investment in any Person (other than any Permitted Investments) (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as "Non-US Restricted Payments");

      unless, at the time of, and after giving effect to, such Non-US Restricted
      Payment:

      (a) no Default has occurred and is continuing or would occur as a consequence of such Non-US Restricted Payment;

      (b) the amount of such Non-US Restricted Payment, together with the aggregate amount of all other Non-US Restricted Payments declared or made by the Issuer and its Non-US Subsidiaries on or after the Issue Date (excluding Non-US Restricted Payments permitted by clauses (2),
            (4), (5) and (9) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below) shall not exceed the sum, without duplication, of:

            (i) 50 per cent. of the Consolidated Profit After Taxes of the Issuer and its Subsidiaries (less the Consolidated Profit After Taxes of the US Parent and its Subsidiaries) for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which consolidated financial statements of the Issuer and its Subsidiaries are available at the time of such Non-US Restricted Payment (or, if such Consolidated Profit After Taxes for such period is a deficit, less 100 per cent. of such deficit), plus

            (ii) 100 per cent. of the aggregate net cash proceeds received by the Issuer since the Issue Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable Indebtedness of the Issuer that has been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Issuer), except as otherwise provided in clause (4) of the first paragraph under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below;

      (c) the ratio of (i) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries if on the date of such Non-US Restricted Payment any Junior Notes are outstanding) to (ii) Consolidated Gross Finance Charges of the Issuer and its Subsidiaries (less the Consolidated Gross Finance Charges of the US Parent and its Subsidiaries, plus any Consolidated Gross Finance Charges paid or payable to the Issuer and the Non-US Subsidiaries by the US Parent and its Subsidiaries, if on the date of such Non-US Restricted Payment any Junior Notes are outstanding), as if such Non-US Restricted Payment had been made at the beginning of the applicable period, shall, in respect of the four fiscal quarters ended prior to the date of such Non-US Restricted Payment, be not less than 4.5: 1; and

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      (d)   if such Non-US Restricted Payment is of a kind identified in clause
            (1) or (2) or (3) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" above and, in the case of clause (1) and (2), is in respect of the Issuer's Equity Interests, interest due on the Junior Notes was paid in full in cash on the two consecutive scheduled Junior Note Interest Payment Dates immediately preceding the date of such Non-US Restricted Payment.

US Subsidiaries. The Issuer will not permit any of its US Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution (a) on account of the Issuer's Equity Interests or any Equity Interests of any Subsidiary of the Issuer (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) or (b) to the direct or indirect holders of the Equity Interests of the Issuer or any Subsidiary of the Issuer in their capacity as such (other than, in the case of each of (a) and (b), dividends or distributions payable (i) in Equity Interests (other than Disqualified Stock) of such US Subsidiary or (ii) to (A) a US Subsidiary, (B) the Issuer or (C) the holder of the Equity Interests in the US Parent);

      (2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) any outstanding Equity Interests of the Issuer or any Subsidiary of the Issuer (other than any Equity Interests of a US Subsidiary owned by any other US Subsidiary);

      (3) make any payment of principal on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor; or

      (4) make any Investment in any Person (other than any Permitted Investments) (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as "US Restricted Payments" and, together with Non-US Restricted Payments, "Restricted Payments"), unless, at the time of, and after giving effect to, such US Restricted
      Payment:

            (a) no Default has occurred and is continuing or would occur as a consequence of such US Restricted Payment;

            (b) the amount of such US Restricted Payment, together with the aggregate amount of all other US Restricted Payments declared or made by the US Subsidiaries on or after the Issue Date (excluding US Restricted Payments permitted by clauses (3),
                  (4) and (5) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below) shall not exceed 50 per cent. of the Consolidated Profit After Taxes of the US Parent and its Subsidiaries for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which consolidated financial statements of the US Parent and its Subsidiaries are available at the time of such US Restricted Payment (or, if such Consolidated Profit After Taxes for such period is a deficit, less 100 per cent. of such deficit);

            (c) the ratio of (i) Consolidated EBITDA of the US Parent and its Subsidiaries to (ii) Consolidated Gross Finance Charges of the US Parent and its Subsidiaries, as if such US Restricted Payment had been made at the beginning of the applicable period, shall, in respect of the four fiscal quarters ended prior to the date of such US Restricted Payment, be not less than 4.5: 1; and

            (d) if such US Restricted Payment is of a kind identified in clause (1) or (2) or (3) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- US Subsidiaries" above and, in the case of clause (1) and (2), is in respect of the Issuer's

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                Equity Interests, interest due on the Junior Notes was paid in full in cash on the two consecutive scheduled Junior Note Interest Payment Dates immediately preceding the date of such US Restricted Payment.

Exceptions Applicable to the Issuer, Non-US Subsidiaries and US
Subsidiaries. The provisions under the captions "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" and "Description of the Notes -- Certain Covenants -- Restricted Payments -- US Subsidiaries" above will not prohibit:

      (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes);

      (2) the payment of principal on or with respect to or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness owed by the Issuer or a Non-US Subsidiary to the Issuer or a Subsidiary of the Issuer, if and to the extent permitted by the Security Trust and Intercreditor Deed;

      (3) the payment of principal on or with respect to or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness owed by a US Subsidiary to the Issuer or a Subsidiary of the Issuer, if and to the extent permitted by the Security Trust and Intercreditor Deed;

      (4) so long as no Default has occurred and is continuing or would be caused thereby under the Senior Notes or the Junior Notes, as the case may be, the repayment, redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Issuer or any Guarantor, or any Equity Interests of the Issuer, in each case in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such repayment, redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (b)(ii) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" above;

      (5) so long as no Default has occurred and is continuing or would be caused thereby under the Senior Notes or the Junior Notes, as the case may be, the repayment, redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Issuer or any Guarantor (other than Indebtedness between or among the Issuer or any of its Subsidiaries) with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

      (6) the payment of any dividend or other distribution by a Non-US Subsidiary to a minority holder of any Equity Interest in such Non-US Subsidiary that is made on a pro rata basis to such minority holder and to all other holders of such class of Equity Interests of such Non-US Subsidiary at the time such dividend or other distribution is made;

      (7) the payment of any dividend or other distribution by a US Subsidiary to a minority holder of any Equity Interest in such US Subsidiary that is made on a pro rata basis to such minority holder and to all other holders of such class of Equity Interests of such US Subsidiary at the time such dividend or other distribution is made;

      (8) payments of cash in lieu of the issuance of fractional shares of Capital Stock as a dividend or distribution; and

      (9) any transfer by FS Holdings Corp. of Equity Interests in Marconi Communications Inc. to the US Parent.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuer or such Subsidiary of the Issuer, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any

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assets or securities that are required to be valued by this covenant will be determined by (1) an executive officer of the Issuer, if such assets or securities have a Fair Market Value equal to or less than L10 million (or the Sterling Equivalent) or (2) if such assets or securities have a Fair Market Value greater than L10 million (or the Sterling Equivalent), the Board of Directors of the Issuer whose resolution with respect thereto will be set forth in an officers' certificate delivered to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes). The determination of the Board of Directors of the Issuer must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing if the Fair Market Value exceeds L20 million (or the Sterling Equivalent). Not later than the fifth Business Day after the date of making any Restricted Payment in excess of L10 million (or the Sterling Equivalent) (other than any Restricted Payment permitted under any of clauses
(1) through (9) under the caption " -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" above), the Issuer will deliver to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) an officers' certificate stating that such Restricted Payment is permitted and setting forth the calculations required by this "Restricted Payments" covenant and the basis upon which such calculations were made, together with a copy of any opinion or appraisal required by the applicable Indenture.

Purchase and Cancellation of Notes. The Issuer will not, and will not permit any of its Subsidiaries to, purchase, repurchase, redeem or otherwise acquire or retire for value any Notes (other than pursuant to the redemption provisions in the Note Indentures), provided that (1) the Issuer or any of the Guarantors may purchase, repurchase or otherwise acquire or retire for value, in the open market or otherwise and at any price, any Senior Notes or Junior Notes at any time after the second scheduled Senior Note Interest Payment Date or Junior Note Interest Payment Date, as the case may be, if (a) no Default or Event of Default has occurred and is continuing under the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), (b) the payment of interest on the Junior Notes on the preceding two Junior Note Interest Payment Dates was made in cash (rather than in Junior PIK Notes), and (c) the Issuer has not given notice pursuant to the Junior Note Indenture electing to pay the interest (and any Additional Amounts) due on the next Junior Note Interest Payment Date on the outstanding Junior Notes in Junior PIK Notes and (2) the Issuer may acquire Notes for distribution to its Scheme Creditors pursuant to any scheme of arrangement, reorganization or insolvency proceeding in relation to Marconi plc.

All Notes redeemed by the Issuer or any of its Subsidiaries shall be immediately cancelled and may not be reissued or resold. All Notes purchased, repurchased or otherwise acquired or retired by the Issuer or any of its Subsidiaries (other than Notes acquired pursuant to clause (2) of the preceding paragraph) shall be cancelled not later than ninety (90) days after such Notes are purchased, repurchased or otherwise acquired or retired by the Issuer or any of its Subsidiaries and may not be reissued or resold to any Person other than the Issuer or any Guarantor. Any Notes acquired by the Issuer pursuant to clause (2) of the preceding paragraph shall be promptly delivered to The Bank of New York, as distribution agent under the Restructuring. Notwithstanding any other provision in the Indentures, all payments of principal, premium, if any, interest and Additional Amounts, if any, on all Senior Notes and all Junior Notes owned by the Issuer or any of its Subsidiaries (other than Notes acquired pursuant to clause (2) of the preceding paragraph, provided that such Notes are held in escrow for distribution to Scheme Creditors) shall constitute Net Proceeds of Asset Sales.

Acquisitions. The Issuer will not, and will not permit any of its Subsidiaries to, make any Acquisition from any Person other than: (1) an Acquisition by the Issuer or a Subsidiary of the Issuer from a Subsidiary of the Issuer or the Issuer; or (2) an Investment that is permitted to be made by the covenant described above under the caption "Description of the Notes -- Restricted Payments".

Indebtedness and Preferred Stock. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee, permit to be outstanding or otherwise be or become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness (including Acquired Debt), and the Issuer will not issue or have in issue any Disqualified Stock and will not permit any of its Subsidiaries to issue or have in issue any shares of Preferred Stock or any shares of Disqualified Stock, other than, in each case, any Permitted Debt.

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For the purposes of determining compliance with this covenant:

      (1) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligation arising under any Guarantee, indemnity, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded to the extent of the outstanding principal amount of such Indebtedness included in any clause of the definition of Permitted Debt;

      (2) in the event that an item of Indebtedness meets the criteria of more than one of the types of Permitted Debt, the Issuer, in its sole discretion, will classify such item of Indebtedness and will only be required to include the amount and type of such Indebtedness in one of the clauses of the definition of Permitted Debt; and

      (3) in the event that an item of Indebtedness meets the criteria of more than one of the types of Permitted Debt, the Issuer, in its sole discretion, may divide and classify such item of Indebtedness under more than one of the types of Permitted Debt.

For purposes of determining compliance with any sterling-denominated restriction on Indebtedness, if the Indebtedness incurred is denominated in a currency other than sterling, the amount of such Indebtedness will be the Sterling Equivalent, determined on the date of the incurrence of such Indebtedness (or, if later, the Issue Date). For purposes of determining compliance with any United States dollar-denominated restriction on Indebtedness, if the Indebtedness incurred is denominated in a currency other than United States dollars, the amount of such Indebtedness will be the Dollar Equivalent, determined on the date of the incurrence of such Indebtedness (or, if later, the Issue Date).

Derivative Transactions. The Issuer will not, and will not permit any of its Subsidiaries to, enter into any Derivative Transaction other than a Permitted Hedging Transaction or a Permitted Intra-Group Hedging Transaction.

Liens. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any property or asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist or be or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Issuer to:

      (1) pay dividends or make any other distributions on its Capital Stock to the Issuer or any Subsidiary of the Issuer, or with respect to any other interest or participation in, or measured by, its profits;

      (2) pay any indebtedness owed to the Issuer or any Subsidiary of the Issuer;

      (3) make loans or advances to the Issuer or any Subsidiary of the Issuer; or

      (4) transfer any of its properties or assets to the Issuer or any Subsidiary of the Issuer.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

      (1) Permitted Debt that imposes restrictions of the nature described in clause (4) of the preceding paragraph;

      (2) agreements as in effect on the Scheme Launch Date or entered into to give effect to, or otherwise implement, the Restructuring, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Scheme Launch Date or, if any such agreement is entered into or amended to give effect to, or otherwise implement, the Restructuring, on the date of such agreement or amendment;

      (3) the Indentures, the Senior Notes, the Junior Notes, the Guarantees of the Notes, the Security Documents and the Security Trust and Intercreditor Deed;

      (4)   any mandatory provision of applicable law;

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      (5) any instrument or agreement of a Person acquired by the Issuer or any Subsidiary of the Issuer as in effect at the time of such acquisition (except to the extent such encumbrance or restriction, or the related instrument or agreement, was created, incurred or assumed in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the applicable Indenture to be incurred;

      (6) customary non-assignment or similar provisions in any contract, agreement or undertaking entered into in the ordinary course of business;

      (7) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (4) of the preceding paragraph;

      (8) any agreement for the sale or other disposition of a Subsidiary of the Issuer or any assets of the Issuer or any Subsidiary of the Issuer pending sale or other disposition;

      (9)   Permitted Liens;

      (10) any customary encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Issuer or any Subsidiary of the Issuer or any of their businesses in connection with any development grant made or other assistance provided to the Issuer or any Subsidiary of the Issuer by such governmental authorities;

      (11) with respect to any joint venture formed after the Issue Date in compliance with the applicable Indenture and any Subsidiary of the Issuer that is a co-venturer therein, the terms of the agreements governing such joint venture and the organizational documents of the entities constituting the joint venture; provided, however, that any such encumbrance or restriction (a) is customary in joint venture agreements and (b) will not materially affect the Issuer's and the Guarantors' ability to make principal and interest payments on the Notes, as determined by the Board of Directors of the Issuer in good faith at the time of entering into such agreements (and at the time of any amendment, modification, restatement, renewal, supplement or replacement thereof); and

      (12)  the US Working Capital Facility.

Merger, Consolidation or Sale of Assets. The Issuer will not, in a single transaction or through a series of related transactions, directly or indirectly,
(1) consolidate, merge or reorganize with or into another Person (whether or not the Issuer is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in each case unless immediately prior to, or contemporaneously with, such transaction or series of related transactions, all outstanding Senior Notes and Junior Notes are simultaneously redeemed, upon not less than ten (10) but not more than thirty
(30) days' notice, at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes.

The preceding sentence includes a phrase relating to the direct or indirect sale, assignment, transfer, conveyance, lease or other disposition of "all or substantially all" of the properties or assets of the Issuer and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes or Junior Notes to require the Issuer to redeem its Notes as a result of a sale, assignment, transfer, conveyance, lease or other disposition of less than all of the assets of the Issuer and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

The Issuer will not permit any of its Subsidiaries, in a single transaction or through a series of related transactions, to, directly or indirectly, consolidate, merge or reorganize with or into another Person unless the provisions of clause (1) or (2) below are satisfied:

      (1) Such consolidation, merger or reorganization complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or is excepted from the

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            definition of Asset Sale pursuant to clause (1), (4) or (8) of the second paragraph of the definition thereof contained in the applicable Indenture; or

      (2)   (a)   in the case of a consolidation, merger or reorganization of a
                  Non-US Subsidiary with or into another Person, such other
                  Person is a Non-US Subsidiary, and if either of such Non-US
                  Subsidiaries is a Non-US Guarantor, the Person formed by or surviving such consolidation, merger or reorganization is a Non-US Guarantor;

            (b) in the case of a consolidation, merger or reorganization of a US Subsidiary with or into another Person, such other Person is a US Subsidiary, and if either of such US Subsidiaries is a US Guarantor, the Person formed by or surviving such consolidation, merger or reorganization is a US Guarantor (provided that a US Core Business Subsidiary may not, consolidate, merge or reorganize with (i) any US Core Business Subsidiary engaged in any other US Core Business or (ii) the US Parent);

            (c) if the person formed by or surviving such consolidation, merger or reorganization is a Guarantor, such Guarantor shall have delivered a written instrument in form and substance reasonably satisfactory to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes) confirming that its obligations under the applicable Security Documents, the Security Trust and Intercreditor Deed, the applicable Indenture and its Guarantees of the applicable Notes remain valid and, where such Guarantor is not bound by the Security Documents entered into by the relevant Subsidiary or the security created by such Security Documents does not constitute valid and perfected security over all or substantially all of the assets of such Guarantor, such Guarantor shall have executed and delivered to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide New Security (as defined below) for the obligations of such Guarantor under its Guarantee of the Notes and such other Secured Obligations of such Guarantor, which complies, if so required to comply, with the requirements set forth in the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Requirements with respect to Additional Guarantors", including clauses (1) to (8) thereof, as if such Guarantor were an Additional Guarantor; and

            (d) immediately after such transaction, no Default exists or will result from such transaction.

The Issuer will not, and will not permit any of its Subsidiaries, in a single transaction or through a series of related transactions, to, directly or indirectly, sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of any Subsidiary of the Issuer, in one or more related transactions, to another Person unless the provisions of clause (1) or (2) below are satisfied:

      (1) Such sale, assignment, transfer, conveyance, lease or other disposal complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or is excepted from the definition of Asset Sale pursuant to clause (1),
            (4) or (8) of the second paragraph of the definition thereof contained in the applicable Indenture; or

      (2)   (a)   in the case of a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a Non-US Subsidiary, the Person acquiring the properties or assets is the Issuer or a Non-US
                  Subsidiary or, in the case of the sale, assignment, transfer, conveyance, lease or other disposition of Equity Interests of Marconi Communications, Inc., the US Parent;

            (b) in the case of a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a US Subsidiary, the Person acquiring the properties or assets is a US Subsidiary;

            (c) each transferor and transferee that is a Guarantor shall have delivered a written instrument in form and substance reasonably satisfactory to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes) confirming that its

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                obligations under the applicable Security Documents covering properties or assets such Guarantor owns after the transaction, the Security Trust and Intercreditor Deed, the applicable Indenture and its Guarantees of the applicable Notes remain valid and, where the Security Documents entered into by the transferee Guarantor do not create valid and perfected security over or in respect of the relevant properties and/or assets transferred to the transferee Guarantor, such Guarantor that is a transferee shall have executed and delivered to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide New Security (as defined below) for the obligations of such Guarantor under its Guarantee of the Notes and such other Secured Obligations of such Guarantor, which complies, if so required to comply, with the requirements set forth in the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Requirements with respect to Additional Guarantors", including clauses (1) to (8) thereof, as if such Guarantor were an Additional Guarantor; and

          (d) immediately after such transaction, no Default exists or will result from such transaction.

For purposes of this covenant any US Core Business Sale will not be considered a sale of "all or substantially all" of the properties or assets of the Issuer and its Subsidiaries taken as a whole.

Transactions with Affiliates. Except as provided below, the Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, arrangement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each such transaction individually or, where identified as part of a series with one or more other transactions, an "Affiliate Transaction"), unless:

      (1) the Affiliate Transaction is entered into in good faith and in writing and is on terms that are no less favorable to the Issuer or such Subsidiary of the Issuer than those that would have been obtained in a comparable transaction by the Issuer or such Subsidiary of the Issuer with an unrelated Person; and

      (2) the Issuer delivers to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes):

            (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L2 million (or the Sterling Equivalent), an officers' certificate from two disinterested officers of the Issuer certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) above;

            (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L10 million (or the Sterling Equivalent), a resolution of the Board of Directors of the Issuer set forth in an officers' certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer, or, if there are no Disinterested Directors, by a majority of all members of the Board of Directors of the Issuer; and

            (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L20 million (or the Sterling Equivalent), a written opinion as to the fairness to the Issuer or such Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of international standing.

The following items will not be subject to the foregoing requirements:

      (1)   any transaction between or among the Issuer and/or Non-US
            Subsidiaries;

      (2)   any transaction between or among US Subsidiaries;

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      (3) any employment, collective bargaining or service agreement entered into by the Issuer or any Subsidiary of the Issuer with any of their respective officers, directors or employees (or any bargaining entities on their behalf) in the ordinary course of business and which is customary in the industry in which the Issuer or such Subsidiary operates;

      (4) sales of Equity Interests of the Issuer (other than Disqualified Stock) to Affiliates of the Issuer other than any Subsidiary of the Issuer;

      (5) Restricted Payments that are permitted by the provisions of the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes) described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments";

      (6) Permitted Investments which (other than Permitted Intra-Group Hedging Transactions) are on arm's-length terms;

      (7) transactions with Affiliates solely in their capacity as holders of Indebtedness of or Equity Interests in the Issuer or any Subsidiary of the Issuer where such Affiliates are treated no more favorably than holders of such Indebtedness or such Equity Interests generally;

      (8) payment of compensation or reimbursement or advances of expenses by the Issuer or any Subsidiary of the Issuer to their respective officers, directors or employees in the ordinary course of business and which are customary in the industry in which the Issuer or such Subsidiary operates;

      (9) maintenance in the ordinary course of business (and payments required thereby) of benefit programs, or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation and other stock option plans, directors' and officers' indemnification agreements and retirement or saving plans and similar plans, provided that any such plan or agreement which is entered into or adopted on or after the Scheme Launch Date shall have been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer, or, if there are no Disinterested Directors, by a majority of all members of the Board of Directors of the Issuer;

      (10)  a Permitted Intra-Group Transfer (and payments required thereby);

      (11)  Permitted Intra-Group Indebtedness (and payments required thereby);

      (12) supply, purchase or sale transactions with suppliers or purchasers or sellers of goods or services (other than the Issuer and its Subsidiaries), in each case in the ordinary course of business and otherwise in compliance with the terms of the applicable Indenture, which, if initially effected on or after the Issue Date, are fair to the Issuer or such Subsidiary of the Issuer or are on terms (taken as a whole) at least as favorable as might reasonably have been obtained at such time from an unaffiliated party, in the reasonable determination of (a) a majority of the Disinterested Directors of the Board of Directors of the Issuer or, if there are no Disinterested Directors, a majority of all members of the Board of Directors of the Issuer or (b) two disinterested officers of the Issuer;

      (13) sale or other disposition of inventory and/or related services (and payments related thereto) in the ordinary course of business on an arm's-length basis between or among the Issuer and/or any Non-US Subsidiaries, on the one hand, and any US Subsidiaries, on the other;

      (14) payments made pursuant to or in relation to an obligation (a) between or among the Issuer and/or its Subsidiaries or (b) between or among the Issuer and/or its Subsidiaries, on the one hand, and any Person in which the Issuer and/or its Subsidiaries own an Equity Interest (other than any such Person that is an Affiliate of a director or officer of the Issuer or any of its Subsidiaries by virtue of such director or officer owning an Equity Interest in such Person), on the other hand, in each case (1) that exists on the Scheme Launch Date and (2) other than an obligation that constitutes Indebtedness;

      (15) the provision of administrative, treasury, finance, tax, legal, accounting, human resources, pension and benefits, insurance, risk management, intellectual property, information technology, sales

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            support and other central services to or by the Issuer or one or more Non-US Subsidiaries by or to one or more US Subsidiaries in the ordinary course of business and on an arm's-length basis pursuant to an instrument in writing, provided that with respect to any such services provided by any US Subsidiary to the Issuer or a Non-US Subsidiary, services of such type were provided by such US Subsidiary prior to the Issue Date;

      (16) allocation of costs between or among the US Subsidiaries, the Non-US Subsidiaries and/or the Issuer relating to (a) tax, information technology, intellectual property, insurance, audit, real estate, statutory compliance and employee benefit and welfare plans (including health and life insurance plans, deferred compensation and other stock option plans and retirement and savings plans) or
            (b) any products or services provided by Persons other than the Issuer or any of its Subsidiaries to multiple Group Companies, in the case of each of (a) and (b) pursuant to an instrument in writing; and

      (17) payments made pursuant to or in relation to either (a) trading and other accrued current liabilities existing on the Issue Date or (b) Existing Indebtedness, to the extent permitted by the Security Trust and Intercreditor Deed.

The Issuer shall not, and shall not permit any Non-US Subsidiary to, enter into or effect any Affiliate Transaction with, or for the benefit of, any US Subsidiary other than:

      (1) an Affiliate Transaction that falls within clause (11), (12) or (14) of the definition of Permitted Intra-Group Transfer, and payments required thereby;

      (2)   an Affiliate Transaction that falls within clause (9), (10), (13),
            (14) or (15) of the definition of Permitted Intra-Group Indebtedness, and payments required thereby to the extent permitted by the Security Trust and Intercreditor Deed;

      (3) an Affiliate Transaction that falls within clause (13), (15), (16) or (17) of the preceding paragraph;

      (4) payments made pursuant to or in relation to an obligation between or among the Issuer and/or its Subsidiaries that exists on the Scheme Launch Date, other than an obligation that constitutes Indebtedness, provided that if the aggregate of all payments made or to be made on or after the Issue Date pursuant to or in relation to any such obligation exceeds L5 million (or the Sterling Equivalent), such obligation shall be set forth in a schedule to each Indenture; and

      (5) an Affiliate Transaction or series of related Affiliate Transactions involving payments, or having a value, of less than L500,000 (or the Sterling Equivalent).

Any Affiliate Transaction permitted by the preceding sentence shall not be subject to the restrictions or requirements of the first paragraph hereof.

Sale and Leaseback Transactions. The Issuer will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Subsidiary of the Issuer may enter into a Sale and Leaseback Transaction if:

      (1) the Issuer or such Subsidiary, as applicable, could have (a) outstanding Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", provided that the aggregate amount of such Attributable Debt outstanding at any time shall not exceed L27 million (or the Sterling Equivalent) and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Liens";

      (2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction, as determined in good faith by the Board of Directors of the Issuer and, if such proceeds exceed L10 million, an officers' certificate shall be delivered to the applicable Note Trustee certifying such determination by the Board of Directors; and

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      (3) the transfer of assets in that Sale and Leaseback Transaction is not restricted by, or if applicable the Issuer applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales".

Limitation on Issuances and Sales of Equity Interests in Subsidiaries. Except as provided below, the Issuer will not, and will not permit any of its Subsidiaries to, transfer, convey, sell or otherwise dispose of any Equity Interests in any Subsidiary of the Issuer to any Person (other than, in the case of Equity Interests in a Non-US Subsidiary, to the Issuer or a Non-US Subsidiary or, in the case of Equity Interests in a US Subsidiary, to a US Subsidiary, or in any case to the extent necessary to comply with any applicable law or regulation), unless (1) such transfer, conveyance, sale or other disposition is of all the Equity Interests in such Subsidiary (except in the case of a Subsidiary of the Issuer that is not a Wholly-Owned Subsidiary of the Issuer on the Issue Date, in which case the Issuer or a Subsidiary of the Issuer may transfer, convey, sell or otherwise dispose of any Equity Interest of such Subsidiary) and the Net Proceeds from such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or
(2) such transfer, conveyance, sale or other disposition is permitted by the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

In addition, the Issuer will not permit any of its Subsidiaries to issue any of their respective Equity Interests (other than shares of Capital Stock constituting directors' qualifying shares or otherwise to the extent necessary to comply with any applicable law or regulation) to any Person other than (1) in the case of the issuance of Equity Interests by a Non-US Subsidiary, an issuance to the Issuer or a Non-US Subsidiary, (2) in the case of the issuance of Equity Interests by a US Subsidiary, an issuance to a US Subsidiary or an issuance of Equity Interests of the US Parent to FS Holdings Corp., (3) an issuance by a Subsidiary of the Issuer to an existing holder of Capital Stock of such Subsidiary pursuant to legal or contractual requirements applicable to such Subsidiary in an amount that is no greater than is contractually or legally required for such holder, provided that after giving effect to such issuance such Subsidiary remains a Subsidiary of the Issuer or (4) an issuance that is permitted by the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

Guarantor Coverage Requirements. The Issuer shall ensure that the following requirements are met as of the end of the second fiscal quarter and the fourth fiscal quarter of each fiscal year of the Issuer commencing with the quarter ending September 30, 2003 (each a "Semi-Annual Test Date") and as of any date on which the Issuer or any of its Subsidiaries acquires from, or disposes of to, any Person (other than the Issuer or any of its Subsidiaries) any Significant Subsidiary (or assets, properties or rights that would, if held by a single Subsidiary of the Issuer, constitute a Significant Subsidiary), other than any date on or prior to September 30, 2003 on which the Issuer or any of its Subsidiaries consummates a disposition of the North American Access Business (each such date an "Interim Test Date" and, together with the Semi-Annual Test Dates, the "Guarantor Test Dates"):

      (1) if any of (a) the aggregate of the unconsolidated Total Assets, (b) the aggregate of the unconsolidated External Assets, (c) the aggregate of the unconsolidated External Sales or (d) commencing as of March 31, 2005, the aggregate of the unconsolidated EBITDA of all of the Guarantors as of any Guarantor Test Date (other than, with respect to Interim Test Dates only, unconsolidated Total Assets, which shall not be tested as of such Interim Test Dates) are less than 80 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries or the (x) consolidated External Assets, (y) consolidated External Sales or (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of such Guarantor Test Date, then the Issuer shall procure that, on or prior to the applicable Guarantor Certification Date (as defined below), sufficient Additional Guarantor(s) execute and deliver supplemental indentures to the Senior Note Indenture and the Junior Note Indenture in form and substance reasonably satisfactory to the applicable Note Trustee pursuant to which they become Guarantors of the Notes issued thereunder such that each of (a) the aggregate of the unconsolidated Total Assets, (b) the aggregate of the unconsolidated External Assets, (c) the aggregate of the unconsolidated External Sales and
            (d) from and after March 31, 2005, the aggregate of the unconsolidated EBITDA of all of the Guarantors are not less than 80 per cent. of the (w) aggregate

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            of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries and the (x) consolidated External Assets, (y) consolidated External Sales and (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of such Guarantor Test Date and

      (2) if any Subsidiary of the Issuer that is not a Guarantor would be a Significant Subsidiary as of any Guarantor Test Date (other than, with respect to Interim Test Dates only, a Subsidiary that would be a Significant Subsidiary by virtue of its unconsolidated Total Assets, which shall not be tested as of such Interim Test Dates) then, on or prior to the applicable Guarantor Certification Date, any such Subsidiary shall execute and deliver supplemental indentures to the Senior Note Indenture and the Junior Note Indenture in form and substance reasonably satisfactory to the applicable Note Trustee pursuant to which they become Guarantors of the Notes issued thereunder.

As of the end of the second fiscal quarter and the fourth fiscal quarter of each fiscal year of the Issuer, and as of each other Guarantor Test Date, the Issuer shall deliver, within the applicable time period after the end of each such fiscal quarter or fiscal year (in the case of the fourth fiscal quarter) during which a domestic US issuer that is an "accelerated filer" would be required to file an annual report on Form 10-K or a quarterly report on Form 10-Q, as applicable, by the rules and regulations of the SEC (but in no event later than the date on which the Issuer publicly releases its annual and quarterly consolidated financial statements for such periods), and within 30 days after each other Guarantor Test Date (each such foregoing date being a "Guarantor Certification Date"), to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes), an officers' certificate stating whether or not the Issuer is in compliance with the above clauses (1) and (2) and setting forth the calculations required by this "Guarantor Coverage Requirements" covenant as of the applicable Guarantor Test Date and the basis on which such calculations were made. For the avoidance of doubt, additional Guarantors may enter into Guarantees of the Notes irrespective of the above tests being met.

For the purpose of this covenant:

      (a) For the purposes of clause (1) above (i) the aggregate of the unconsolidated Total Assets, (ii) the aggregate of the unconsolidated External Assets, (iii) the aggregate of the unconsolidated External Sales and (iv) the aggregate of the unconsolidated EBITDA of all of the Guarantors that have not provided any Transaction Security may not account for more than 5 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries or the (x) consolidated External Assets, (y) consolidated External Sales or (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of any Guarantor Test Date (for further information regarding Guarantors that will not provide any Transaction Security, see Part 2 of Appendix 10);

      (b) the unconsolidated Total Assets, unconsolidated External Assets, unconsolidated External Sales and unconsolidated EBITDA of a Subsidiary of the Issuer as of any date will be determined from the accounting records upon which the latest consolidated financial statements of the Issuer and its Subsidiaries have been based and, in the case of unconsolidated EBITDA and unconsolidated External Sales, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of unconsolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005);

      (c) if a Person becomes a Subsidiary of the Issuer after the date as of which the latest consolidated financial statements of the Issuer and its Subsidiaries have been prepared, the unconsolidated Total Assets, unconsolidated External Assets, unconsolidated External Sales and unconsolidated EBITDA of that Subsidiary will be determined from such Subsidiary's latest financial statements, and in the case of unconsolidated EBITDA and unconsolidated External Sales, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of unconsolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005);

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      (d) the aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries, and the consolidated External Assets, consolidated External Sales and Consolidated EBITDA of the Issuer and its Subsidiaries, taken as a whole, will be determined from the Issuer's latest consolidated financial statements, and, in the case of consolidated External Sales and consolidated EBITDA, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of Consolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005), adjusted (where appropriate) to reflect the Total Assets, External Assets, External Sales and EBITDA of any Significant Subsidiary (or assets, properties or rights that would, if held by a single Subsidiary of the Issuer, constitute a Significant Subsidiary) that has been subsequently disposed of or acquired; and

      (e) the Issuer shall not be obliged to meet the requirements of paragraph (2) of this covenant in respect of any Subsidiary of the Issuer that would otherwise be required to provide a Guarantee of the Notes thereunder if:

            (i) such Subsidiary cannot provide a Guarantee of the Notes by reason of any legal or regulatory impediment which is beyond the reasonable control of the Issuer and its Subsidiaries;

            (ii) such Subsidiary cannot provide a Guarantee of the Notes by reason of any contractual restriction or obligation in effect prior to the Scheme Launch Date, provided that the Issuer certifies to the Senior Note Trustee and the Junior Note Trustee that such restriction or obligation was in existence prior to the Scheme Launch Date;

            (iii) in respect of any Person that becomes a Subsidiary of the Issuer after the Issue Date, such Subsidiary cannot meet such requirements by reason of any contractual restriction or obligation which was in existence when that Person became a Subsidiary of the Issuer, provided that, such contractual restriction or obligation was not created in contemplation of or in connection with that Person becoming a Subsidiary of the Issuer and such restriction or obligation continues in effect; or

            (iv)  there is any material risk that the directors of such
                   Subsidiary could be held to be in breach of applicable corporate, criminal or other law as a result of such Subsidiary providing a Guarantee of the Notes.

            The Issuer shall notify the Senior Note Trustee and the Junior Note Trustee supplying details of the relevant Subsidiary of the Issuer and the relevant circumstances affecting such Subsidiary no later than the applicable Guarantor Certification Date in the event that any such Subsidiary does not provide a Guarantee of the Notes by virtue of clause (e) above.

Requirements with respect to Additional Guarantors. The Issuer will ensure that any of its Subsidiaries that guarantees any of the Senior Notes or the Junior Notes after the Issue Date:

      (1) executes and delivers supplemental indentures to the Senior Note Indenture and the Junior Note Indenture pursuant to which it becomes a Guarantor of the Notes issued thereunder, in each case, in form and substance reasonably satisfactory to the applicable Note Trustee;

      (2) executes and delivers a Guarantee (which, for the avoidance of doubt, may be an accession letter to the Guarantee) of all outstanding Notes in form and substance reasonably satisfactory to the applicable Note Trustee; and

      (3)   becomes a party to the Security Trust and Intercreditor Deed.

On or prior to the date on which any Additional Guarantor executes a supplemental indenture to guarantee the Notes, the Issuer shall, and shall procure that its relevant Subsidiaries (including the Additional Guarantor), execute and deliver to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide security (the "New Security") for the obligations of such Additional Guarantor under its Guarantees of the Notes and such other Secured Obligations of such Additional Guarantor, which complies with the requirements set forth in this covenant, including

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clauses (1) to (8) in the third succeeding paragraph. The Issuer shall deliver, on each date on which an Additional Guarantor executes a supplemental indenture and a Guarantee of the Notes, to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes), an officers' certificate stating that the Issuer and its relevant Subsidiaries have complied with this covenant and an opinion of counsel in form and substance reasonably satisfactory to the applicable Note Trustee with respect to such Guarantee and any New Security.

The New Security shall be subject to the general principles in clause (4) of the second succeeding paragraph and shall consist of:

      (1)   share pledges over the Equity Interests in such Additional
            Guarantor;

      (2) fixed security over any key freehold or leasehold real property (determined by reference to whether such property is key to the business of the Group as a whole) owned by such Additional Guarantor;

      (3) with respect to any Additional Guarantor that is incorporated or organized under the laws of England, the Republic of Ireland, any state of the United States, Australia, Canada or Hong Kong or any other jurisdiction in which a floating charge (or similar security) is recognized, floating charges (or similar types of security) over all or substantially all of the assets of such Additional Guarantor;

      (4) with respect to any Additional Guarantor that is incorporated or organized under the laws of Italy, Germany, or any other jurisdiction in which a floating charge (or similar security) is not recognized, security over all material assets (including Equity Interests in any Wholly-Owned Subsidiary of such Additional Guarantor that is directly owned by such Additional Guarantor, receivables, bank accounts, Intellectual Property and movables) of such Additional Guarantor.

In addition, the Issuer shall, and shall cause each of its relevant Subsidiaries to, take all necessary action to ensure that the organizational documents of any Subsidiary of the Issuer whose Equity Interests are the subject of a share pledge shall not contain any restrictions or limitations on the transfer of the pledged Equity Interests, including any transfer pursuant to any enforcement of such share pledge.

For the purposes of this covenant:

      (1) Share Pledges. With respect to share pledges over Equity Interests, unless required by applicable law as the only means of procuring a security interest but provided also that the Security Trustee shall not be required to accept such transfer if it may be prejudiced thereby, the taking of security shall not require transfer of legal title to the pledged Equity Interests to the Security Trustee. Until the occurrence of an Enforcement Event, (a) the pledgor of Equity Interests constituting New Security shall be permitted to exercise voting rights with respect to the Equity Interests pledged in such manner as it sees fit, provided that such exercise would not constitute a Default under any Relevant Document; (b) the pledgor of the Equity Interests constituting the New Security shall be permitted to receive and retain dividends and other distributions on such Equity Interests; and (c) to the extent that legal title to the pledged Equity Interests is vested in the Security Trustee, the Security Trustee, as the holder of such Equity Interests, shall (subject to the terms of the Security Trust and Intercreditor Deed) be required to pay all dividends and distributions on such Equity Interests and exercise all voting and other rights with respect to such Equity Interests in such manner as the pledgor of such Equity Interests may reasonably direct, provided that any such action by the Security Trustee would not result in a Default under any Relevant Document.

      (2) Bank Accounts. With respect to bank accounts, all security over such accounts shall permit the relevant Additional Guarantor to operate those accounts freely without reference to the Security Trustee prior to a notice being served by the Security Trustee following the occurrence of an Enforcement Event.

      (3) Notification/Perfection Requirements. With respect to security over the following assets, the notification/perfection requirement shall be as follows:

            (a) Initial Notification/Perfection Requirements: In relation to any jurisdiction where New Security is to be provided, the relevant Additional Guarantor shall (where such action is

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                required for the creation, continued effectiveness or perfection of the New Security), on the date such Additional Guarantor executes any Relevant Document:

                (i) procure the endorsement of the share pledge on the Additional Guarantor's share register or share certificates or deliver share certificates or blank stock transfer forms and satisfy other notification or perfection requirements;

                (ii) provide a list of bank accounts and serve notices of the creation of the relevant security interest (or permit the Security Trustee to serve notices) to account banks;

                (iii) (in Italy and Germany and in any other jurisdiction the law of which may impose similar obligations on an Additional Guarantor) send to the Security Trustee details of pledged receivable claims;

                (iv) where relevant, notify the insurer of the assignment or charge of an insurance policy; and

                (v) deliver to the Security Trustee real estate documents of title.

          (b) Ongoing Notification/Perfection Requirements in Italy: Any Additional Guarantor organized or incorporated under Italian law shall, within ten (10) London Business Days of the end of each calendar quarter, provide to the Security Trustee, (x) the most recent monthly bank statements from each account bank, (y) a list of all receivable claims together with contact details of all debtors, and, within ten (10) London Business Days of the acquisition of any shares, carry out the steps required to perfect security over future shareholdings. Any Additional Guarantor incorporated under the law of a jurisdiction where similar on-going requirements apply to the creation, continued effectiveness or perfection of New Security will comply with such requirements.

      (4) General Principles. Subject to the terms of the Security Trust and Intercreditor Deed, any security shall (to the extent legally possible and without the Security Trustee or the directors of the relevant Subsidiary being exposed to material personal risk) secure the obligations of such Additional Guarantor under the Relevant Documents and shall (to the extent legally possible and subject to the other provisions below) create valid, perfected and first priority security over such assets.

            With regard to any security to be provided by an Additional Guarantor, due regard shall be had to:

               (a) any risk that the Security Trustee or the directors of a Subsidiary being asked to provide or receive, as the case may be, security could be held to be in breach of applicable corporate, criminal or other law in providing such security;

               (b) the practicality and costs involved in taking any such security;

               (c) the value of the proposed security to the Secured Creditors in light of the whole of the security already provided to them at such time; and

               (d) legitimate operational requirements of the Additional Guarantor;

          provided that if security is to be provided by an Additional Guarantor in any jurisdiction where security has been taken on the Issue Date, such Additional Guarantor shall grant the same types of security (assuming such Additional Guarantor has the same types of assets) in such jurisdiction as the Guarantors as of the Issue Date in that jurisdiction unless there has been an amendment to or change in the laws, regulations or rulings of such jurisdiction, or any amendment to or change in any position concerning the administration, application or interpretation of such laws, regulations or rulings, which amendment or change has become effective on or after the Issue Date and is relevant to the granting of security in such jurisdiction (in which case the security granted by such Additional Guarantor shall take into account any such amendment or change).

          In the event that the terms of the Indentures and the Notes do not restrict the freedom of an Additional Guarantor to deal in assets over which security has been granted, the Additional

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            Guarantor shall have freedom to deal under the terms of the Security Documents granting New Security.

      (5) Security Trustee. To the extent possible, all security shall be granted in favor of the Security Trustee and not other Secured Creditors individually. "Parallel debt" provisions shall be used, which provisions shall be as contained in the Security Trust and Intercreditor Deed and not the Security Documents granting New Security. To the extent possible, no action shall be required to be taken in relation to New Security when any Secured Creditor transfers any of its participation in any Relevant Document to another Person.

      (6) No Commercial Provisions. The provisions of the Security Documents granting New Security shall operate only so as to create and preserve effective security and shall not impose commercial undertakings or include any provisions which are credit protections or which seek to preserve the value of assets or any indemnities, unless those are legally required for the creation, continued effectiveness or perfection of the New Security. Representations and further assurance provisions shall be included in the Security Documents granting New Security to the extent necessary or desirable to create security under applicable law. Additional undertakings shall only be included if they will not unduly interfere with the normal running of the business of such Additional Guarantor.

      (7) Enforcement. All Transaction Security shall only be enforceable upon an Enforcement Event. Security Documents granting New Security shall include any limitations on enforcement of security which are needed in order to give effect to the general principles in clause (4) above.

      (8) Release of Security. The circumstances under which the Security Trustee shall be required to release New Security, which shall be as set forth in the Security Trust and Intercreditor Deed, shall not be included in the Security Documents granting New Security unless pursuant to applicable law those provisions must be set forth in such Security Documents in order to give effect to the provisions set forth in the Security Trust and Intercreditor Deed or required by applicable law and any such provisions in any Security Document shall be consistent with those set forth in the Security Trust and Intercreditor Deed.

Release of Guarantees and Collateral. The Guarantee of the Notes by any Guarantor under each of the Indentures will be released upon a sale or other disposition of all of the Equity Interests of such Guarantor by the Issuer or a Subsidiary of the Issuer, in compliance, to the extent applicable, with the covenant entitled "Description of the Notes -- Certain Covenants -- Asset Sales". In addition, each of the Guarantors will be discharged from its obligations in respect of its Guarantee of the Notes in the circumstances set forth under "Satisfaction and Discharge" below.

Pursuant to the terms of the Security Trust and Intercreditor Deed, the Transaction Security relating to the Guarantee of the Notes by any Guarantor under each of the Indentures will be released upon the sale or other disposition of the assets constituting such Transaction Security by the Issuer or any of its Subsidiaries in compliance, to the extent applicable, with the covenant entitled "Description of the Notes -- Certain Covenants -- Asset Sales".

Notwithstanding the foregoing, the Guarantee of the Notes by MCHI and any Transaction Security related thereto shall be released at the request of the Issuer upon certification provided by the Issuer to the Security Trustee, the Senior Note Trustee and Junior Note Trustee that, subject to such releases, MCHI has completed all distributions to the stockholders of MCHI pursuant to and in accordance with the MCHI Plan of Liquidation and Dissolution.

Limitations on Issuances of Guarantees of Indebtedness. The Issuer will not permit any of its Subsidiaries that is not a Guarantor to, directly or indirectly, Guarantee any Indebtedness of the Issuer or any Guarantor unless such Subsidiary simultaneously executes and delivers supplemental indentures in form and substance satisfactory to the applicable Note Trustee providing for the Guarantee of all outstanding Senior Notes and Junior Notes by such Subsidiary, which Guarantees will, subject to the terms of the Security Trust and Intercreditor Deed, be at least pari passu with such Subsidiary's Guarantee of such other Indebtedness, and be secured by New Security in

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accordance with the principles set forth under the caption "Certain Covenants -- Requirements with respect to Additional Guarantors" above.

This provision shall not apply to any counter-indemnity obligation permitted by clause (11), (12), (14) or (15) of the definition of Permitted Intra-Group Indebtedness.

Restrictions on Amendments. The Issuer will not, and will not permit any of its Subsidiaries to, (1) amend, modify or alter the Security Trust and Intercreditor Deed except as provided for in the Security Trust and Intercreditor Deed or (2) amend, modify or supplement the Junior Note Indenture, the Junior Notes or the Guarantees thereof while any Senior Notes are outstanding, other than:

      (a) to give effect to required amendments to the Junior Notes and/or the Junior Note Indenture as a result of amendments made to the Senior Notes and/or the Senior Note Indenture as more fully described under the caption "Description of the Notes -- Remedies Applicable to the Senior Notes";

      (b) to amend or supplement the Junior Note Indenture, the Junior Notes or the Guarantee thereof in the manner specified in any of clauses
            (2), (3), (4) or (5) of the fourth paragraph under the caption "Description of the Notes -- Amendment, Supplement and Waiver"; or

      (c)   with the prior written consent of the Senior Note Trustee.

Business Activities. The Issuer will not, and will not permit any of its Subsidiaries to, engage in any business other than Permitted Businesses.

Payments for Consent. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Senior Notes or Junior Notes, as applicable, for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the applicable Indenture, the applicable Notes or any Guarantee of such Notes unless such consideration is offered to be paid and is paid to all holders of such Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports; Other Information. Whether or not required by the SEC, (1) so long as any Senior Notes are outstanding, the Issuer will file with or furnish to the SEC and furnish to the Senior Note Trustee and (2) so long as any Junior Notes are outstanding, the Issuer will file with or furnish to the SEC and furnish to the Junior Note Trustee:

      (a) from and after September 30, 2003, within the applicable period required for domestic US issuers that are "accelerated filers" by the rules and regulations of the SEC:

            (i) annual reports on Form 10-K (or any successor form) in respect of each of the Issuer's fiscal years, commencing with the fiscal year ended March 31, 2004,

            (ii) quarterly reports on Form 10-Q (or any successor form) in respect of the first three fiscal quarters of each of the Issuer's fiscal years, commencing with the fiscal quarter ended September 30, 2003, and

            (iii)  current reports on Form 8-K (or any successor form),

            in each case (i), (ii) and (iii) containing:

            (A) the information required to be contained therein (or required in such successor form) as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer" as such term is defined by Rule 3b-4 under the US Exchange Act including, for the avoidance of doubt, in the case of Form 10-Ks and 10-Qs, consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with US GAAP, together with a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that meets the requirements of Item 303 of Regulation S-K ("MD&A") and includes a discussion of segment information;

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          (B) certifications applicable to such filings of the principal executive officer or officers and the principal financial officer or officers or persons performing similar functions ("Executive Officers") of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer"; and

          (C) prior to the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, the following supplemental information:

               (1) consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with US GAAP, in respect of each of
                     (x) the Issuer and its Non-US Subsidiaries and (y) the US Parent and its Subsidiaries; provided that the Issuer shall not be required to include consolidated financial statements for the Issuer and its Non-US Subsidiaries or the US Parent and its Subsidiaries as of any date prior to April 1, 2003 or for any period prior to the fiscal quarter commencing April 1, 2003; and

               (2) an MD&A for each of (x) the Issuer and its Non-US Subsidiaries and (y) the US Parent and its Subsidiaries, provided that, in respect of reports relating to fiscal periods ending on or prior to March 31, 2004 such MD&A will be required to include discussions of the material changes in financial condition and results of operations as of or for the fiscal quarter then ended from the financial condition and results of operations as of or for the previous fiscal quarter instead of as of or for the corresponding fiscal quarter in the fiscal year ended March 31, 2003.

      (b) within 90 days after the Issuer's fiscal year ending March 31, 2003, an annual report on Form 20-F containing:

            (i) consolidated income statements, consolidated balance sheets and consolidated cash flow statements of the Issuer and its Subsidiaries prepared in accordance with either (x) Floating UK GAAP, consistently applied, and reconciled to US GAAP in accordance with the requirements of Item 18 of Form 20-F or
                  (y) US GAAP (but with any financial statement schedules prepared in accordance with Floating UK GAAP, consistently applied);

            (ii) all non-financial statement disclosures required by Form 10-K that are not otherwise required to be contained in Form 20-F, as if the Issuer were a domestic US issuer required to file such form and were not a "foreign private issuer", other than quarterly financial data required by Item 302 of Regulation S-K; and

            (iii) certifications of Executive Officers of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority that are applicable to Form 10-K as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer";

      (c) within 60 days after the Issuer's fiscal quarter ending June 30, 2003, a quarterly report on Form 6-K containing:

            (i) consolidated financial statements of the Issuer and its Subsidiaries prepared in accordance with either (x) Floating UK GAAP, consistently applied, and reconciled to US GAAP in accordance with the requirements of Item 18 of Form 20-F or
                  (y) US GAAP (but with any financial statement schedules prepared in accordance with Floating UK GAAP, consistently applied);

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          (ii) all non-financial statement disclosures required by Form 10-Q as if the Issuer were a domestic US issuer required to file such form and were not a "foreign private issuer"; and

          (iii) certifications of Executive Officers of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority that are applicable to Form 10-Q as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer".

Within three (3) London Business Days after each annual and quarterly filing described above and within three (3) London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Issuer shall also (1) file a press release with one or more internationally recognized wire services in connection with such report and
(2) post such press release on its website. In addition, within three (3) London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Issuer shall also host a conference call, at a time during the Business Day in each of New York City, London and Frankfurt, to discuss the results for such fiscal quarter or year.

In addition, (1) so long as any Senior Notes are outstanding, the Issuer will furnish to the Senior Note Trustee and (2) so long as any Junior Notes are outstanding, the Issuer will furnish to the Junior Note Trustee,

      (a) audited consolidated financial statements of the Issuer and its Subsidiaries for each fiscal year prepared in accordance with Floating UK GAAP, consistently applied, as soon as the Issuer publicly releases such financial statements, but in any event within 90 days after the end of such fiscal year; and

      (b) consolidated financial statements of the Issuer and its Subsidiaries, which may be unaudited, for the first half of each of the Issuer's fiscal years prepared in accordance with Floating UK GAAP, consistently applied, as soon as the Issuer publicly releases such financial statements, but in any event within 60 days after the end of such fiscal half year.

Impairment of Security Interests.

      (1) The Senior Note Indenture and the Junior Note Indenture each will provide that the Issuer will not, and will not permit any of its Subsidiaries to, take or omit to take any action which action or omission could reasonably be expected to have the result of adversely affecting or impairing the security granted over the Transaction Security pursuant to the Security Documents (but not the assets constituting the Transaction Security, unless otherwise required under the terms of the applicable Indenture) in favor of the Security Trustee for the benefit of the Senior Note Trustee or the Junior Note Trustee, respectively, for the benefit of the holders of the Senior Notes and the Junior Notes, respectively, and the other Secured Creditors in any of the Transaction Security, other than as expressly contemplated by the applicable Indenture or the Security Documents.

      (2) The Issuer and the Guarantors may not effect the release of the Lien of any of the Transaction Security for the benefit of the holders of the Senior Notes or the Junior Notes except in accordance with the provisions of the Security Trust and Intercreditor Deed and in accordance with or otherwise in compliance with, the covenant in the applicable Indenture described under the caption "Description of the Notes -- Certain Covenants -- Asset Sales", provided that no Event of Default under the applicable Indenture has occurred and is continuing or would occur as a result of such release.

Use of Intellectual Property. Each licence or sublicence, directly or indirectly, of Intellectual Property (other than trade and service marks) between or among the Issuer and any of its Subsidiaries (or between or among any of its Subsidiaries) on or after the Issue Date shall be recorded in writing. The Issuer shall procure that the Group Licence Agreement is not amended or terminated so as to deprive the Issuer or any of its Subsidiaries of any rights or benefits enjoyed under such licence so long as such Group Company remains within the Group.

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New Patent Applications. The Issuer shall procure that all new Patent applications owned by the Issuer or a Subsidiary of the Issuer incorporated or organized in the United Kingdom or under the laws of the United States, any state thereof or the District of Columbia, if not filed in the name of the relevant IPR SPV, will be assigned to the relevant IPR SPV concurrently with such application, or if that is not procedurally possible, as soon as reasonably practicable thereafter. The Issuer shall procure that each Subsidiary of the Issuer filing a Patent application in the United States, any state thereof, the District of Columbia or Germany notifies the Security Trustee of the relevant patent office details, the name of the patentee, the application number and the date of filing.

Assignment of Patents. The Issuer will not permit any IPR SPV to transfer, dispose of or grant any exclusive licence under any Patent such IPR SPV owns, whether to a Subsidiary of the Issuer or any other Person, other than:

      (1) to a Subsidiary of the Issuer in the context of infringement proceedings against a third party where, absent such transfer, disposal or grant, substantial damages would be irrecoverable (in which case the relevant Patent or Patents shall be re-transferred back to such IPR SPV as soon as such condition no longer prevails);

      (2) to a third party or to a Subsidiary of the Issuer, in either case in connection with any disposal (which is otherwise permitted by the applicable Indenture), of such Subsidiary or assets, property or rights of such Subsidiary; or

      (3) to a customer of the Issuer or of any Subsidiary of the Issuer where the Patent has been commissioned by a customer and developed by a Group Company (whether alone or jointly with the customer) for such customer's exclusive use pursuant to a development agreement.

UK and US IP SPVs. The Issuer shall procure that the UK IPR Co and the US IPR Co remain Wholly-Owned Subsidiaries of the Issuer.

Listing. The Issuer shall (1) use its reasonable endeavours to procure that as soon as possible on or after the effective date of the Restructuring, each of the Senior Notes and the Junior Notes, excluding the Junior PIK Notes, and (2) procure that as of their respective dates of issuance the Junior PIK Notes, if any, are admitted to the Official List of the UK Listing Authority and trading on the London Stock Exchange plc and such listings are maintained at all times until none of the Senior Notes or the Junior Notes (including the Junior PIK Notes), as the case may, remain outstanding.

Additional Covenants. The Senior Note Indenture and the Junior Note Indenture will also contain covenants with respect to the following matters: (1) payment of principal, premium, if any, interest and Additional Amounts, if any, on the Senior Notes and the Junior Notes, respectively; (2) maintenance of an office or agency in the City of New York and the City of London; (3) arrangements regarding the handling of money held in trust; (4) maintenance of corporate existence; (5) payment of taxes and other claims; (6) maintenance of properties;
(7) maintenance of insurance; and (8) payment of renewal and other fees in relation to registered Intellectual Property and applications for registration of Intellectual Property except where a decision has been taken by the Issuer to abandon a Patent.

GOVERNING LAW

The Senior Note Indenture, the Junior Note Indenture, the Senior Notes, the Junior Notes, the Guarantee of the Senior Notes and the Guarantee of the Junior Notes each will be governed by, and construed in accordance with, the laws of England and Wales.

CURRENCY INDEMNITY

All sums payable by the Issuer or the Guarantors under (1) the Senior Notes, the Guarantees thereof and the Senior Note Indenture (in the case of the Senior Notes) and (2) the Junior Notes, the Guarantees thereof and the Junior Note Indenture (in the case of the Junior Notes), shall be payable in the Relevant Currency. Any amount received or recovered in a currency other than the Relevant Currency with respect to the Senior Notes or the Junior Notes, as the case may be (whether as a result of, or of the enforcement of, a judgment or order of a court

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of any jurisdiction, in the winding up or dissolution of the Issuer, any Guarantor, any Subsidiary of the Issuer or otherwise), by the holder of such Notes in respect of any sum expressed to be due to it from the Issuer or any Guarantor shall constitute a discharge of the Issuer or any Guarantor only to the extent of the Relevant Currency amount which the recipient is able to purchase with the amount so received or recovered in other currency on the date of receipt of that recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that Relevant Currency amount is less than the Relevant Currency amount expressed to be due to the recipient under any Senior Note or Junior Note, as the case may be, the Issuer and each Guarantor, jointly and severally, shall indemnify the recipient against the cost of making any such purchase. For the purposes of this indemnity, it will be sufficient for the holder to certify (indicating the sources of information used) that it would have suffered a loss had the actual purchase of the Relevant Currency been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of the Relevant Currency on such date had not been possible, on the first date on which it would have been possible). These indemnities, to the extent permitted by law:
(1) constitute a separate and independent obligation from the other obligations of the Issuer and each Guarantor; (2) shall give rise to a separate and independent cause of action; (3) shall apply irrespective of any waiver granted by any holder of Senior Notes or Junior Notes, as the case may be; and (4) shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Note or Junior Note, as the case may be, or any other judgment or order.

EVENTS OF DEFAULT

Each of the following is an "Event of Default" under the Senior Notes and/or Junior Notes, as specified below:

      (1) default for 14 days or more in the payment when due of interest on, or Additional Amounts with respect to, the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes and whether or not prohibited by the payment blockage provisions described above under "Description of the Notes -- Payment Blockage Provisions");

      (2) default in payment when due of all or any part of the principal of or premium, if any, on, the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes and whether or not prohibited by the payment blockage provisions described above under "Description of the Notes -- Payment Blockage Provisions"), whether at Stated Maturity, upon acceleration, optional or mandatory redemption, if any, or otherwise including for these purposes, the failure to call the applicable Tranche of Notes for redemption in accordance with the provisions set forth under the caption "Description of the Notes -- Certain Covenants -- Change of Control" or " -- Asset Sales";

      (3) failure by the Issuer or any of its Subsidiaries to comply with the provisions described under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" contained in the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), provided, however, with respect to any failure to comply that is capable of being remedied, such failure shall not become an Event of Default unless it continues unremedied for a period of 30 days;

      (4) in the case of the Senior Notes, failure by the Issuer or any of its Subsidiaries to comply with any of the other covenants or agreements in the Senior Note Indenture or the Senior Notes (a) (i) for 90 days after notice from the Senior Note Trustee or the Required Holders of at least 35 per cent. in aggregate principal amount of the then outstanding Senior Notes or (ii) for 30 days after notice from the Required Holders of at least 66 2/3 per cent. in aggregate principal amount of the then outstanding Senior Notes, in the case of each of clause (a)(i) and (a)(ii) if there are any Junior Notes outstanding (within the meaning of the Junior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Senior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes, if there are no Junior Notes outstanding (within the meaning of the Junior Note Indenture) on the date of such notice;

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      (5) in the case of the Junior Notes, failure by the Issuer or any of its Subsidiaries to comply with any of the other covenants or agreements in the Junior Note Indenture or the Junior Notes (a)(i) for 90 days after notice from the Junior Note Trustee or the Required Holders of at least 35 per cent. in aggregate principal amount of the then outstanding Junior Notes or (ii) for 30 days after notice from the Required Holders of at least 66 2/3 per cent. in aggregate principal amount of the then outstanding Junior Notes, in the case of each of clause (a)(i) and (a)(ii) if there are any Senior Notes outstanding (within the meaning of the Senior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Junior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Junior Notes, if there are no Senior Notes outstanding (within the meaning of the Senior Note Indenture) on the date of such notice;

      (6) default under any mortgage, trust deed, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Subsidiaries), in each case other than Indebtedness solely between or among the Issuer and any of its Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

            (a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default (a "Payment Default"), or

            (b) results in the acceleration of such Indebtedness prior to its stated maturity;

            and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates L15 million (or the Sterling Equivalent) or more;

      (7) failure by the Issuer or any of its Subsidiaries to pay final judgments aggregating in excess of L15 million (or the Sterling Equivalent) which judgments remain unpaid or undischarged for a period of 60 days (not including any period during which such judgments are stayed);

      (8) (a) the Guarantee of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) by any Guarantor being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect except as expressly permitted under the Indentures, provided that such unenforceability, invalidity or cessation shall not become an Event of Default unless it continues unremedied for a period of 30 days after the Issuer or the relevant Guarantor has actual knowledge of such unenforceability, invalidity or cessation or (b) any Person acting on behalf of any Guarantor denying or disaffirming such Guarantor's obligations under its Guarantee of such Notes;

      (9) entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Issuer, any Guarantor or any Significant Subsidiary, in an involuntary case or proceeding under any Bankruptcy Law or (b) a decree or order (i) adjudging the Issuer, any Guarantor or any Significant Subsidiary bankrupt or insolvent, (ii) approving as properly filed a petition seeking moratorium, reorganization, arrangement, adjustment or composition of or in respect of the Issuer, any Guarantor or any Significant Subsidiary under any Bankruptcy Law, (iii) appointing a custodian, receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer, any Guarantor or any Significant Subsidiary or of any substantial part of their respective properties, or (iv) ordering the winding up or liquidation of the affairs of the Issuer, any Guarantor or any Significant Subsidiary, and in each case any such decree or order for relief continues to be in effect, or any such other decree or order continues unstayed and in effect, for a period of 60 consecutive calendar days, in the case of each of clauses (a) and
            (b) otherwise than, in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25 per

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            cent. in aggregate principal amount of the then outstanding Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes);

      (10)  (a)   commencement by the Issuer, any Guarantor or any Significant
                  Subsidiary of a voluntary case or proceeding or process
                  (whether or not requiring the order of a court or tribunal) under any Bankruptcy Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or filing for or having been granted a moratorium on payment of its debts or files for bankruptcy or is declared bankrupt,

            (b) consent by the Issuer, any Guarantor or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Issuer, any Guarantor or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against the Issuer, any Guarantor or any Significant Subsidiary,

            (c) filing of a petition or answer or consent by the Issuer, any Guarantor or any Significant Subsidiary seeking reorganization or relief under any Bankruptcy Law,

            (d) the Issuer, any Guarantor or any Significant Subsidiary (i) consenting to the filing of such petition or to the appointment of, or taking possession by, an administrator, custodian, receiver, administrative receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer, any Guarantor or such Significant Subsidiary or of any substantial part of their respective properties, (ii) making an assignment for the benefit of its creditors generally or (iii) admitting in writing its inability to pay its debts generally as they become due,

            (e) the approval by stockholders of the Issuer, any Guarantor or any Significant Subsidiary of any plan or proposal for the liquidation or dissolution of the Issuer, any Guarantor or any Significant Subsidiary,

            (f) the whole or any substantial part of the assets of the Issuer, any Guarantor or any Significant Subsidiary being placed under administration, receivership or administrative receivership, or

            (g) the Issuer, any Guarantor or any Significant Subsidiary taking any corporate action in furtherance of any actions in clause
                  (9) above or this clause (10),

            in the case of each of clauses (a) through (g) otherwise than (i), in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI Plan of Liquidation and Dissolution;

      (11) failure by the Issuer or any of its Subsidiaries to comply with any material obligations set forth in any Intellectual Property Licence Agreement that continues unremedied for 30 days after the Issuer has actual knowledge of such failure;

      (12) (a) failure by the Issuer or any of its Subsidiaries to comply with any material obligation set forth in the Security Trust and Intercreditor Deed, (b) the Security Trust and Intercreditor Deed being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect, or (c) the Security Trust and Intercreditor Deed being declared null and void, provided that any such cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Issuer or any of its Subsidiaries has actual knowledge of such cessation or declaration;

      (13) (a) any of the Security Documents in respect of the Senior Notes or the Junior Notes being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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            and effect or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture, (b) except as permitted under the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), any of the Security Documents ceasing to give the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the applicable Notes) any of the Liens created thereby or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture or (c) any of the Security Documents being declared null and void, provided that, in the case of any such cessation or declaration that does not materially adversely affect the rights of the holders of the applicable Tranche of Notes, such cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Issuer or any of its Subsidiaries receives actual knowledge of such cessation or declaration; and

      (14) with respect to the Senior Notes, any Event of Default under the Junior Notes has occurred and is continuing.

REMEDIES APPLICABLE TO THE SENIOR NOTES

In the case of an Event of Default under the Senior Note Indenture arising from any event specified in clause (9) or (10) under the caption "Description of the Notes -- Events of Default" with respect to the Issuer, all outstanding Senior Notes will become due and payable immediately without further action or notice. If any other Event of Default under the Senior Note Indenture occurs and is continuing (other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default"), the Senior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes may declare by written notice to the Issuer and the Senior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Senior Notes to be due and payable immediately unless prior to such date all Events of Default under the Senior Note Indenture have been cured. If an Event of Default under the Senior Note Indenture occurs and is continuing under clause (4) under the caption "Description of the Notes -- Events of Default", the Senior Note Trustee or the Required Holders of at least 35 per cent. (or, in the event that no Junior Notes are outstanding within the meaning of the Junior Note Indenture, 25 per cent.) in aggregate principal amount of the then outstanding Senior Notes may declare by written notice to the Issuer and the Senior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Senior Notes to be due and payable immediately unless prior to such date all Events of Default under the Senior Note Indenture have been cured. Upon any such declaration of acceleration, such principal amount, premium, if any, and any accrued interest and any Additional Amounts on the Senior Notes will become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived in the Senior Note Indenture.

After a declaration of acceleration, but before a judgment or decree of payment of the money due has been obtained by the Senior Note Trustee, the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes, by written notice to the Issuer and the Senior Note Trustee, may rescind and annul such declaration and its consequences if:

      (1) the Issuer has paid or deposited with the Senior Note Trustee a sum sufficient to pay (a) all sums paid or advanced by the Senior Note Trustee under the Senior Note Indenture and the reasonable compensation, expenses, disbursements and advances of the Senior Note Trustee, its agents and counsel, (b) all overdue interest on all Senior Notes then outstanding, (c) the principal of, and premium and Additional Amounts, if any, on any Senior Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Senior Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the Default Rate;

      (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

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      (3) all Events of Default, other than the non-payment of principal of, premium, if any, and interest and Additional Amounts, if any, on the Senior Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Senior
            Note Indenture.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

No holder of Senior Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Senior Note Indenture or the Senior Notes, or for the appointment of a receiver or trustee, or for any other remedy, unless:

      (1) such holder has previously given written notice to the Senior Note Trustee of a continuing Event of Default under the Senior Note Indenture;

      (2) the Required Holders of at least (a) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default", (b) 25 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if no Junior Notes are outstanding within the meaning of the Junior Note Indenture or (c) 35 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if any Junior Notes are outstanding within the meaning of the Junior Note Indenture, in aggregate principal amount of the then outstanding Senior Notes have made written request to the Senior Note Trustee to institute proceedings in respect of such Event of Default in its own name;

      (3) such holder has offered to the Senior Note Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred with such request;

      (4) the Senior Note Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceeding; and

      (5) no direction inconsistent with such written request has been given to the Senior Note Trustee during such 60 day period by the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes.

The Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Senior Note Trustee may on behalf of the holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Senior Note Indenture, except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, on, or the principal of or premium, if any, on the Senior Notes or a Default or Event of Default in respect of a covenant that may not be modified or amended without the consent of the holder of each Senior Note affected. Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom will be deemed to have been cured and not to have occurred for purposes of the Senior Note Indenture. No such waiver will extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

Holders of the Senior Notes may not enforce the Senior Note Indenture or the Senior Notes except as provided in the Senior Note Indenture. The Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee with respect to the Senior Notes, provided that:

      (1) such direction is not in conflict with any rule of law or with the Senior Note Indenture; and

      (2) the Senior Note Trustee may take any other action deemed proper by the Senior Note Trustee which is not inconsistent with such direction.

If an Event of Default under the Senior Note Indenture has occurred and is continuing, the Required Holders of at least:

      (1) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default",

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      (2)   25 per cent., in the case of an Event of Default specified in clause
            (4) under the caption "Description of the Notes -- Events of Default" if no Junior Notes are outstanding within the meaning of the Junior Note Indenture, or

      (3)   35 per cent., in the case of an Event of Default specified in clause
            (4) under the caption "Description of the Notes -- Events of Default" if any Junior Notes are outstanding within the meaning of the Junior Note Indenture,

in aggregate principal amount of the Senior Notes then outstanding shall have the right to direct the Senior Note Trustee in writing to direct the Security Trustee to (a) take action to enforce the security interests in favor of the Security Trustee on behalf of the Secured Creditors in the Transaction Security, subject to the terms of the Security Trust and Intercreditor Deed, provided that no direction inconsistent with such written direction has been given to the Senior Note Trustee by the Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding or (b) take enforcement action in relation to any of the Intra-Group Liabilities pursuant to the Security Trust and Intercreditor Deed, subject to the terms thereof.

The Senior Note Indenture provides that in case an Event of Default occurs and is continuing under the Senior Note Indenture, the Senior Note Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his, her or its own affairs. The Senior Note Trustee may refuse to follow any direction that conflicts with law, the Senior Note Indenture or the Security Trust and Intercreditor Deed, or that may involve the Senior Note Trustee in personal liability.

If a Default or Event of Default has occurred and is continuing under the Senior Notes, the Senior Note Trustee shall notify the Issuer, the Security Trustee and the Junior Note Trustee. Subject to the restrictions in the Security Trust and Intercreditor Deed, if the holders of the Senior Notes agree to waive such Default or Event of Default and/or amend the Senior Notes and/or the Senior Note Indenture to address the circumstances leading to such Default or Event of Default during the related Standstill Period, the holders of the Junior Notes will be deemed to have waived any existing corresponding Default or Event of Default under the Junior Notes and/or amended the corresponding provisions of the Junior Notes and the Junior Note Indenture and, in the case of any such amendment, the Issuer and the Junior Note Trustee shall enter into a supplemental indenture to the Junior Note Indenture without the consent of any holder of any Junior Notes to effect such amendment, provided however, that no such deemed amendment or waiver shall be effected with respect to any provision which, pursuant to the terms of the Junior Note Indenture, may not be amended without the consent of each holder of Junior Notes, as described under the caption "-- Amendment, Supplement and Waiver".

Notwithstanding any other provision in the Senior Note Indenture, each holder of the Senior Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Senior Notes and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

The Issuer is required to deliver to the Senior Note Trustee a semi-annual statement regarding compliance with the Senior Note Indenture. Furthermore, upon becoming aware of any Default or Event of Default under the Senior Note Indenture, the Issuer is required to deliver to the Senior Note Trustee and Security Trustee a statement specifying such Default or Event of Default. The Senior Note Trustee shall give the holders of the Senior Notes notice of each Default under the Senior Note Indenture known to such Trustee, within 30 days after the occurrence thereof, as and to the extent provided by the Trust Indenture Act, unless such Default shall have been cured or waived.

REMEDIES APPLICABLE TO THE JUNIOR NOTES

In the case of an Event of Default under the Junior Note Indenture arising from events specified in clause (9) or (10) under the caption "Description of the Notes -- Events of Default" with respect to the Issuer, all outstanding Junior Notes will become due and payable immediately without further action or notice. If any other Event of Default under the Junior Note Indenture occurs and is continuing (other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default"), the Junior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Junior Notes may, subject to the restrictions in the Security Trust and Intercreditor Deed, declare by written notice to the Issuer and

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the Junior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Junior Notes to be due and payable immediately unless prior to such date all Events of Default under the Junior Note Indenture have been cured. If an Event of Default under the Junior Note Indenture occurs and is continuing under clause (5) under the caption "Description of the Notes -- Events of Default", the Junior Note Trustee or the Required Holders of at least 35 per cent. (or, in the event that no Senior Notes are outstanding within the meaning of the Senior Note Indenture, 25 per cent.) in aggregate principal amount of the then outstanding Junior Notes may, subject to the restrictions in the Security Trust and Intercreditor Deed, declare by written notice to the Issuer and the Junior Note Trustee the principal amount of, premium, if any, and accrued interest and any Additional Amounts on all the Junior Notes to be due and payable immediately unless prior to such date all Events of Default under the Junior Notes Indenture have been cured. Upon any such declaration of acceleration, such principal amount, premium, if any, and any accrued interest and any Additional Amounts on the Junior Notes will become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived in the Junior Note Indenture.

After a declaration of acceleration, but before a judgment or decree of payment of the money due has been obtained by the Junior Note Trustee, the Required Holders of at least a majority in aggregate principal amount of the then outstanding Junior Notes, by written notice to the Issuer and the Junior Note Trustee, may rescind and annul such declaration and its consequences if:

      (1) the Issuer has paid or deposited with the Junior Note Trustee a sum sufficient to pay (a) all sums paid or advanced by the Junior Note Trustee under the Junior Note Indenture and the reasonable compensation, expenses, disbursements and advances of the Junior Note Trustee, its agents and counsel, (b) all overdue interest on all Junior Notes then outstanding, (c) the principal of, and premium and Additional Amounts, if any, on any Junior Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Junior Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the Default Rate;

      (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

      (3) all Events of Default, other than the non-payment of principal of, premium, if any, and interest and Additional Amounts, if any, on the Junior Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Junior
            Note Indenture.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

No holder of Junior Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Junior Note Indenture or the Junior Notes, or for the appointment of a receiver or trustee, or for any other remedy, unless:

      (1) such holder has previously given written notice to the Junior Note Trustee of a continuing Event of Default under the Junior Note Indenture;

      (2) the Required Holders of at least (a) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default", (b) 25 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if no Senior Notes are outstanding within the meaning of the Senior Note Indenture or (c) 35 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if any Senior Notes are outstanding within the meaning of the Senior Note Indenture, in aggregate principal amount of the then outstanding Junior Notes have made written request to the Junior Note Trustee to institute proceedings in respect of such Event of Default in its own name;

      (3) such holder has offered to the Junior Note Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred with such request;

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      (4) the Junior Note Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceeding; and

      (5) no direction inconsistent with such written request has been given to the Junior Note Trustee during such 60 day period by the Required Holders of at least a majority in aggregate principal amount of the then outstanding Junior Notes.

The Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding by notice to the Junior Note Trustee may on behalf of the holders of all of the Junior Notes waive any existing Default or Event of Default and its consequences under the Junior Note Indenture, except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, on, or the principal of or premium, if any, on the Junior Notes or a Default or Event of Default in respect of a covenant that may not be modified or amended without the consent of the holder of each Junior Note affected. Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom will be deemed to have been cured and not to have occurred for purposes of the Junior Note Indenture. No such waiver will extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

If a Default or Event of Default has occurred and is continuing under the Senior Notes, the Senior Note Trustee shall notify the Issuer, the Security Trustee and the Junior Note Trustee. Subject to the restrictions in the Security Trust and Intercreditor Deed, if the holders of the Senior Notes agree to waive such Default or Event of Default and/or amend the Senior Notes and/or the Senior Note Indenture to address the circumstances leading to such Default or Event of Default during the related Standstill Period, the holders of the Junior Notes will be deemed to have waived any existing corresponding Default or Event or Default under the Junior Notes and/or amended the corresponding provisions of the Junior Notes and the Junior Note Indenture and, in the case of any such amendment, the Issuer and Junior Note Trustee shall enter into a supplemental indenture to the Junior Note Indenture without the consent of any holder of any Junior Notes to effect such amendment, provided however, that no such deemed amendment or waiver shall be effected with respect to any provision which, pursuant to the terms of the Junior Note Indenture, may not be amended without the consent of each holder of Junior Notes, as described under the caption "Amendment, Supplement and Waiver".

Holders of the Junior Notes may not enforce the Junior Note Indenture or the Junior Notes except as provided in the Junior Note Indenture. The Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Junior Note Trustee, or exercising any trust or power conferred on the Junior Note Trustee with respect to the Junior Notes, provided that:

      (1) such direction is not in conflict with any rule of law or with the Junior Note Indenture; and

      (2) the Junior Note Trustee may take any other action deemed proper by the Junior Note Trustee which is not inconsistent with such direction.

Subject in each case to the prior rights of the holders of the Senior Notes under the Security Trust and Intercreditor Deed, if an Event of Default under the Junior Note Indenture has occurred and is continuing, the Required Holders of at least:

      (1) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default",

      (2)   25 per cent., in the case of an Event of Default specified in clause
            (5) under the caption "Description of the Notes -- Events of Default" if no Senior Notes are outstanding within the meaning of the Senior Note Indenture, or

      (3)   35 per cent., in the case of an Event of Default specified in clause
            (5) under the caption "Description of the Notes -- Events of Default" if any Senior Notes are outstanding within the meaning of the Senior Note Indenture,

in aggregate principal amount of the Junior Notes then outstanding shall have the right to direct the Junior Note Trustee in writing to direct the Security Trustee to (a) take action to enforce the security interests in favor of the Secured Creditors in the Transaction Security, subject to the terms of the Security Trust and Intercreditor Deed,

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provided that no direction inconsistent with such written direction has been given to the Junior Note Trustee by the Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding or (b) take enforcement action in relation to any of the Intra-Group Liabilities pursuant to the Security Trust and Intercreditor Deed, subject to the terms thereof.

The Junior Note Indenture provides that in case an Event of Default occurs and is continuing under the Junior Note Indenture, the Junior Note Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his, her or its own affairs. The Junior Note Trustee may refuse to follow any direction that conflicts with law, the Junior Note Indenture or the Security Trust and Intercreditor Deed, or that may involve the Junior Note Trustee in personal liability.

Notwithstanding any other provision in the Junior Note Indenture, each holder of the Junior Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Junior Notes and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

The Issuer is required to deliver to the Junior Note Trustee a semi-annual statement regarding compliance with the Junior Note Indenture. Furthermore, upon becoming aware of any Default or Event of Default under the Junior Note Indenture, the Issuer is required to deliver to the Junior Note Trustee and Security Trustee a statement specifying such Default or Event of Default. The Junior Note Trustee shall give the holders of the Junior Notes notice of each Default under the Junior Note Indenture known to such Trustee, within 30 days after the occurrence thereof, as and to the extent provided by the Trust Indenture Act, unless such Default shall have been cured or waived.

FORM OF NOTES

Each Series of each Tranche of Notes will initially be represented by one or more global notes in bearer form without interest coupons attached (each a "Global Note" and together the "Global Notes"). Title to the Global Notes will pass by delivery. The holder of any certificate representing any Series of any Tranche of Notes, including any Global Note (the "holder"), is the person that has possession of the certificate, in the case of a bearer certificate, and the person in whose name the certificate is registered, in the case of a certificate in registered form.

The Global Notes will be deposited on issue with The Bank of New York, as depositary (the "Depositary") under the Deposit Agreement. Under the Deposit Agreement, the Depositary will issue to DTC, Euroclear and/or Clearstream certificateless depositary interests, which together represent a 100 per cent. interest in each underlying Global Note. The certificateless depositary interests will be registered in the name of Cede & Co., as nominee of DTC (with respect to certificateless depositary interests issued to DTC) or the nominee of a common depositary for Euroclear and Clearstream (with respect to certificateless depositary interests issued to Euroclear and/or Clearstream). Upon acceptance by DTC, Euroclear and/or Clearstream of a certificateless depositary interest for entry into their respective book-entry settlement systems, beneficial interests in the certificateless depositary interests (the "Book-Entry Interests") will be issued by DTC, Euroclear and/or Clearstream and traded through their respective book-entry systems.

The Book-Entry Interests will not be held in definitive form. Book-Entry Interests will be held by or through persons that have accounts with DTC, Euroclear and/or Clearstream ("direct participants") or persons that hold interests through direct participants ("indirect participants" and, together with direct participants, "participants"). The laws of some jurisdictions, including certain states of the United States, may require that certain investors in securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability of investors to own, transfer or pledge Book-Entry Interests. In addition, while the Notes are in global form, "holders" of Book-Entry Interests will not be considered the owners or "holders" of Notes for any purpose.

Ownership of the Book-Entry Interests will be shown on, and the transfer of ownership will be effected only through, records maintained in book-entry form by DTC, Euroclear, Clearstream and their participants. Book-Entry Interests will be transferable only as units in the same authorized denominations as the Notes of the Series to which they correspond. Unless any Series of Notes is exchanged in whole or in part for other securities of the

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Issuer, or the applicable Global Note is exchanged for Notes in definitive registered form ("Definitive Registered Notes"), the certificateless depositary interests representing Notes of a Series held by DTC, Euroclear and/or Clearstream may not be transferred except as a whole between DTC, Euroclear and/or Clearstream, a nominee of DTC, the nominee of a common depositary for Euroclear and Clearstream, or their respective successors.

So long as the Depositary or its nominee is the holder of the Global Note(s) representing Notes of a Series, the Depositary or its nominee will be considered the sole holder of the Global Note(s) for all purposes under the applicable Indenture. Except as described below under the caption "The Deposit Agreement -- Issuance of Definitive Registered Notes and Termination of the Deposit Agreement", no participant or other person will be entitled to have Notes registered in its name, receive or be entitled to receive physical delivery of Definitive Registered Notes or be considered the owner or holder of the Notes under the applicable Indenture or the Deposit Agreement. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of the Depositary and DTC, Euroclear and/or Clearstream and, if the person is not a direct participant in DTC, Euroclear and/or Clearstream, on the procedures of the direct participant or other securities intermediary through which the person owns its interest, to exercise any rights and obligations of a holder under the applicable Indenture, the applicable Series of Notes or the Deposit Agreement.

The Issuer will not impose any fees or other charges in respect of the Notes; however, holders of the Book-Entry Interests may incur fees normally payable in respect of the maintenance and operation of accounts in DTC, Euroclear and/or Clearstream.

None of the Issuer, the Guarantors, the Note Trustees, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests.

PAYMENTS ON THE GLOBAL NOTES. Payments of any amounts relating to any Global Note will be made through the Paying Agents to the Depositary, as the holder of the Global Note. The Issuer and its agents will be discharged, by payment to or to the order of the Depositary, from any responsibility or liability for each amount paid in this manner. Under the Deposit Agreement, the Depositary will pay an amount equal to all these payments to DTC, Euroclear and/or Clearstream, except as described below. None of the Issuer, the Guarantors, the applicable Note Trustee, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any responsibility or liability for any aspect of the records relating to payments made by DTC, Euroclear and/or Clearstream or their participants on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to the Book-Entry Interests.

A holder of a Book-Entry Interest issued by DTC denominated or repayable in a Relevant Currency other than US dollars electing to receive payments of principal or interest, if any, in a currency other than US dollars must notify the DTC participant through which its interest is held on or prior to the applicable record date, in the case of a payment of interest, and on or prior to the twelfth day prior to the date of payment of principal, in the case of principal, of such beneficial owner's election to receive all or a portion of such payment in a Relevant Currency other than US dollars, together with wire transfer payment instructions to an account in the Relevant Currency. Any such election in respect of a payment of principal or interest shall be irrevocable.

In the case of a payment of interest, such DTC participant must notify DTC of such election on or prior to the third Business Day after such record date. DTC will notify the Paying Agent of such election on or prior to the fifth Business Day after such record date for any payment of interest. In the case of a payment of principal, such DTC participant must notify DTC of such election on or prior to the twelfth day prior to the payment of principal. DTC will notify the Paying Agent of such election on or prior to the tenth Business Day prior to the payment of principal.

If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Paying Agent, on or prior to such dates, the beneficial owner will receive payments of principal and or interest in the Relevant Currency; otherwise only US dollar payments will be made by the Paying Agent through DTC. If any holder of a certificateless depositary interest issued by DTC does not elect to receive principal or interest payments in the Relevant Currency in accordance with the rules and procedures of DTC, such payments will be made in US dollars. Conversion of the Relevant Currency into US dollars will be made by the Depositary. In particular, holders of certificateless depositary interests issued by DTC should be aware that

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the Depositary has the right to deduct from payments made in US dollars all costs of converting amounts in the Relevant Currency to US dollars.

INFORMATION REGARDING DTC, EUROCLEAR AND CLEARSTREAM

DTC, Euroclear and Clearstream have advised the Issuer of the following information:

DTC.  DTC is:

      -  a limited-purpose trust company organized under the New York Banking
         Law;

      -  a "banking organization" within the meaning of the New York Banking
         Law;

      -  a member of the Federal Reserve System;

      - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

      -  a "clearing agency" registered under Section 17A of the US Exchange
         Act.

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Some of these participants, along with some of their representatives and others, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The Issuer understands that DTC will take any action permitted to be taken by a holder of a beneficial interest in the applicable Series of Notes only at the direction of participants to whose account with DTC Book-Entry Interests are credited and only for the principal amount of the Book-Entry Interests as to which these participants have given such direction.

EUROCLEAR AND CLEARSTREAM. Some beneficial owners of the Notes may hold Book-Entry Interests through their accounts with Euroclear and Clearstream. Each of Euroclear and Clearstream holds securities for its account holders and facilitates the clearance and settlement of transactions by electronic book-entry transfers between its account holders, eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their account holders may settle trades with each other.

Account holders in Euroclear and Clearstream are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Account holders' overall contractual relations with Euroclear and Clearstream are governed by the respective rules and operating procedures of Euroclear and Clearstream, and any applicable laws. Euroclear and Clearstream act under these rules and operating procedures only on behalf of their respective account holders. They have no record of or relationship with persons holding through their respective account holders.

GLOBAL CLEARANCE AND SETTLEMENT UNDER THE BOOK-ENTRY SYSTEM

The Book-Entry Interests representing interests in the Global Notes of a Series are expected to be listed on the London Stock Exchange plc. Book-Entry Interests issued by DTC are expected to trade in DTC's same-day funds settlement system, and secondary market trading activity in such Book-Entry Interests will, therefore, be required by DTC to be settled in immediately available funds. Book-Entry Interests issued by Euroclear and/or

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Clearstream are expected to settle in same-day funds. The Issuer expects that secondary trading in any Definitive Registered Notes will also be settled in immediately available funds. Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be done through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream by its common depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream by the counterparty in such system in accordance with the rules and regulations and within the established deadlines of such system (Brussels time). Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to the common depositary to take action to effect final settlement on its behalf by delivering or receiving Book-Entry Interests by DTC, and making and receiving payment in accordance with normal procedures for same-day funds settlement application to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the common depository.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing a Book-Entry Interest from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear and Clearstream as a result of a sale of a Book-Entry Interest by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Although DTC, Euroclear and Clearstream currently follow the foregoing procedures in order to facilitate transfers of Book-Entry Interests among participants in DTC, Euroclear and Clearstream, as the case may be, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. None of the Issuer, the Guarantors, the Note Trustees, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any responsibility for the performance of DTC, Euroclear or Clearstream or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

SECONDARY MARKET TRADING

The Book-Entry Interests will trade through participants of DTC, Euroclear and/or Clearstream and will settle in same-day funds. Since the purchaser determines the place of delivery, it is important to establish at the time of trading of any Book-Entry Interests where both the purchaser's and the seller's accounts are located to ensure that the settlement can be made on the desired value date.

THE DEPOSIT AGREEMENT

REDEMPTION. In the event that a Global Note or any portion of a Global Note is redeemed, the Depositary will redeem an equal amount of the certificateless depositary interest or interests issued by DTC, Euroclear and/or Clearstream.

ISSUANCE OF DEFINITIVE REGISTERED NOTES AND TERMINATION OF THE DEPOSIT AGREEMENT. So long as DTC, Euroclear and/or Clearstream holds the certificateless depositary interest or interests representing Notes of a Series, the Book-Entry Interests (and corresponding Global Notes) will not be exchangeable for Definitive Registered Notes except if:

      - DTC, Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue to hold the certificateless depositary interest or interests, or if at any time DTC is unable to or ceases to be a clearing agency registered under the US Exchange Act, and in either case a successor to DTC, Euroclear and/or Clearstream, as applicable, is not appointed by the Depositary within 120 days;

      - the Depositary notifies the Issuer and the relevant Note Trustee that it is unwilling or unable to continue to act as Depositary, and the Issuer is unable to appoint a successor Depositary within 120 days; or

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      - if so requested by either DTC, Euroclear, Clearstream, the Issuer or the applicable Note Trustee, in the event of a winding-up of the Issuer or an Event of Default, as defined in the applicable Indenture, has occurred and is continuing.

To receive or direct the delivery of possession of any Definitive Registered Notes, each person owning a Book-Entry Interest must rely exclusively on the provisions of the Deposit Agreement, the rules or procedures of DTC, Euroclear and/or Clearstream and any agreement with any participant or any other securities intermediary through which that person holds its interest.

If Definitive Registered Notes are issued by the Issuer in exchange for a particular Global Note, the Depositary will promptly notify DTC, Euroclear and/or Clearstream that the corresponding Global Note will be exchanged in whole or in part for Definitive Registered Notes. Definitive Registered Notes will be issued in such names and amounts as DTC, Euroclear and/or Clearstream may specify upon cancellation of the corresponding certificateless depositary interests and all Book-Entry Interests relating to the certificateless depositary interests. The Depositary will promptly surrender the corresponding Global Note held by it to the relevant Note Trustee in connection with such exchange for cancellation.

Any Definitive Registered Notes will be issued in registered form in the same authorized denominations as the applicable Notes of the Series to which they correspond. Payments of principal, interest or other amounts in respect of the Definitive Registered Notes will be made to the person in whose name the Definitive Registered Notes are registered in the register. Payments on Definitive Registered Notes will be payable at the corporate trust office or agency of the relevant Note Trustee in New York City and at the specified office of the Paying Agent in London maintained for such purposes, against surrender of the relevant Definitive Registered Notes in the case of payment of principal, and at other offices as may be designated from time to time. In addition, payments may be made by check drawn on a bank in New York City or London or, at the request of the holder, by transfer to an account of the holder in New York City or London. Definitive Registered Notes should be presented to any Paying Agent for redemption.

A Definitive Registered Note may be transferred upon the surrender at the specified office of any transfer agent of the certificate representing the Definitive Registered Note to be transferred, together with any forms and other evidence that the transfer agent may reasonably require. In the event of a partial transfer of Definitive Registered Notes, new Definitive Registered Notes in permitted denominations will be obtainable as soon as practicable at the office of the relevant Note Trustee or any transfer agent. The transfer agent will not be required to transfer any Definitive Registered Note during the period of 15 days preceding the due date for any payment of principal, interest or other amounts, if any, due, or the date on which the applicable Tranche of Notes is scheduled for redemption.

If any Definitive Registered Note is mutilated, destroyed, stolen or lost, it may be replaced at the specified office of the relevant Note Trustee or any transfer agent or Paying Agent. Replacement will be made upon payment by the claimant of the expenses incurred by the Issuer in connection with such replacement, including the fees and expenses of the relevant Note Trustee, transfer agent or Paying Agent, together with any indemnity that such parties and the Issuer may reasonably require from the claimant. Mutilated Definitive Registered Notes must be surrendered before replacements will be issued.

To the extent permitted by law, the Issuer, the relevant Note Trustee and any agents of either of them will be entitled to treat the person in whose name any Definitive Registered Notes are registered as the absolute owner of such Definitive Registered Notes.

REPORTS. The Deposit Agreement requires the Depositary promptly to send to DTC, Euroclear and/or Clearstream, as applicable, a copy of any notices, reports and other communications received relating to the Issuer or the applicable Notes of a Tranche.

ACTION BY DEPOSITARY. The Deposit Agreement requires the Depositary to exercise any of its rights or powers vested in it by the Deposit Agreement as requested by DTC, Euroclear and/or Clearstream, so long as the Depositary has been offered reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request.

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AMENDMENT OF DEPOSIT AGREEMENT. The Depositary and the Issuer may only amend the Deposit Agreement without the consent of DTC, Euroclear and/or Clearstream or the owners of Book-Entry Interests:

      - to cure any ambiguity, omission, defect or inconsistency in the Deposit Agreement;

      -  to add to the covenants and agreements of the Depositary or the Issuer;

      - to evidence or effectuate the assignment of the Depositary's rights and duties to a qualified successor;

      - to comply with the US Securities Act of 1933, the US Exchange Act, the US Investment Company Act of 1940, the Trust Indenture Act or any other applicable law, rule or regulation; or

      - to modify, alter, amend or supplement the Deposit Agreement in a manner that is not adverse to the interests of DTC, Euroclear and/or Clearstream or the owners of Book-Entry Interests.

RESIGNATION OR REMOVAL OF DEPOSITARY. The Depositary may at any time, following 60 days' written notice to the Issuer and DTC, Euroclear and Clearstream, resign as Depositary. The Depositary may be removed by the Issuer at any time upon 90 days' written notice or, under certain circumstances, immediately. A resignation or removal will become effective upon the appointment of a successor Depositary. If the Issuer is unable to appoint a successor Depositary promptly, DTC, Euroclear and/or Clearstream or the Depositary may, on behalf of itself and all others similarly situated, at the expense of the Issuer, petition any court of competent jurisdiction for the appointment of a successor Depositary, unless Definitive Registered Notes have been issued for all outstanding Notes in accordance with the applicable Indenture.

OBLIGATIONS OF DEPOSITARY. The Depositary will assume no obligation or liability under the Deposit Agreement or any agreement with DTC, Euroclear and/or Clearstream other than to use good faith and reasonable care in the performance of its duties under the Deposit Agreement. The Issuer will agree to indemnify the Depositary against certain liabilities incurred by it under the Deposit Agreement.

ADDITIONAL AMOUNTS

All payments made under, or with respect to, the Senior Notes, the Junior Notes and the Guarantees thereof will be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes, unless the Issuer or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or any Guarantor is required to withhold or deduct any amount for, or on account of, Taxes imposed by the United Kingdom or by any other jurisdiction in which the Issuer or any Guarantor is organized or resident for Tax purposes or any political subdivision thereof or any Taxing Authority therein (each, a "Relevant Taxing Jurisdiction"), from any payment made under or with respect to the Senior Notes, the Junior Notes or the Guarantees thereof, the Issuer or the applicable Guarantor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received had no such withholding or deduction been required; provided, however, that no Additional Amounts will be payable with respect to any Tax:

      (a)   that would not have been imposed, payable or due:

            (1) but for the existence of any connection between the holder (or the Beneficial Owner of, or Person ultimately entitled to obtain an interest in, the Senior Notes, the Junior Notes or the Guarantees thereof) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a trade or business or maintaining a permanent establishment or fixed base in, or being physically present in, or having made an election, the effect of which is to subject the holder to such Taxes in, in each case whether by himself or through an agent, of the Relevant Taxing Jurisdiction) other than the mere holding of the Senior Notes, the Junior Notes or the Guarantees thereof, as applicable, or enforcement of rights thereunder or the receipt of payments in respect thereof;

            (2) if the presentation of the Senior Notes or the Junior Notes, as applicable, (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later except to the extent that the holder

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                of such Notes would have been entitled to such Additional Amounts on presenting such Notes for payment on the last day of such period of 30 days; or

      (b) on a payment to an individual where such withholding or deduction is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with or introduced in order to conform to, such Directive; or

      (c) if the holder of the Senior Note or Junior Note, as applicable, would have been able to avoid such withholding or deduction by presenting the Senior Note or the Junior Note, as applicable, to another Paying Agent in a money-center in a member state of the European Union; or

      (d) where the payment of such Additional Amounts is prevented by any combination of (a), (b) or (c).

With respect to paragraph (c) above, the Issuer will undertake to ensure that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive.

If the Issuer or any Guarantor will be obliged to pay Additional Amounts with respect to any payment under or with respect to the Senior Notes or the Junior Notes, or the Guarantees thereof, the Issuer or any Guarantor will deliver to the applicable Note Trustee at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or any Guarantor shall notify the applicable Note Trustee promptly thereafter) an officers' certificate stating the fact that Additional Amounts will be payable and the amount so payable. The officers' certificate must also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to holders on the relevant payment date.

The Issuer or any Guarantor will make all required withholdings and deductions and will remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer and such Guarantor will use their respective reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority. The Issuer or any Guarantor will furnish to the applicable Note Trustee, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing payment by the Issuer or any Guarantor, or if, notwithstanding the Issuer's and such Guarantor's efforts to obtain receipts, receipts are not obtained, other evidence of payments by the Issuer or such Guarantor.

The Issuer or any Guarantor will pay any stamp duty reserve tax, stamp duty, court or documentary taxes, or any other excise or property taxes, charges or similar levies or Taxes which arise from the initial execution, delivery or registration of the Senior Notes or the Junior Notes, as applicable, and the enforcement of such Notes following the occurrence of any Event of Default with respect to such Notes.

Whenever in the applicable Indenture or in any Tranche of Notes there is mentioned, in any context, the payment of amounts based upon the principal amount of such Notes or of principal, interest, premium, if any, or of any other amount payable under, or with respect to, the applicable Tranche of Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

AMENDMENT, SUPPLEMENT AND WAIVER

The Senior Note Indenture and the Junior Note Indenture each contain a covenant that the Issuer will not, and will not permit any of its Subsidiaries to, amend, modify or supplement the Junior Note Indenture, the Junior Notes or the Guarantee thereof while any Senior Notes are outstanding, with limited exceptions, as described under the caption "Description of the Notes -- Certain Covenants -- Restrictions on Amendments". In addition, under the Security Trust and Intercreditor Deed, the Issuer and the Junior Note Trustee will agree that until all Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been discharged in full, no amendments to the Junior Notes or the Junior Note Indenture are permitted, with limited exceptions, as described under the caption "The Security Trust and Intercreditor Deed -- Amendments, Consents and

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Waivers" in Section 4.1 of Appendix 10. Accordingly, prior to the repayment in full of the Senior Notes, the ability to amend the Junior Notes or the Junior
Note Indenture is subject to substantial limitations.

Subject to the preceding paragraph and the succeeding paragraph, the applicable Indenture, the applicable Tranche of Notes and the Guarantees thereof may be amended or supplemented with the consent of the Required Holders of at least a majority in aggregate principal amount of the applicable Tranche of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the applicable Tranche of Notes), and any existing Default or compliance with any provision of the applicable Indenture, the applicable Tranche of Notes or the Guarantees thereof may be waived with the consent of the Required Holders of at least a majority in aggregate principal amount of the applicable Tranche of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the applicable Tranche of Notes).

Notwithstanding any other provision of the applicable Indenture to the contrary, without the consent of each holder affected, an amendment or waiver may not (with respect to any Senior Note or Junior Note, as applicable, held by a non-consenting holder):

      (1) reduce the percentage of Required Holders of the aggregate principal amount of such Tranche of Notes that must consent to an amendment, supplement or waiver or rescind any acceleration of the maturity of the applicable Tranche of Notes;

      (2) reduce the principal of or change the fixed maturity of such Note or alter the provisions with respect to the mandatory or optional redemption of such Note, including the provisions with respect to the amount payable upon the optional or mandatory redemption of such Note or the time at which such Note may or must be redeemed but excluding the definitions of "Asset Sale" and "Cash Collateral Releases" and the covenant described under the caption "Description of the Notes -- Certain Covenants -- Asset Sales";

      (3) reduce the rate of, or change the time for payment of, interest on such Note;

      (4) waive a Default or Event of Default in the payment of principal of, or interest, premium or Additional Amounts, if any, on, such Note (except a rescission of acceleration of a Tranche of Notes by the Required Holders of at least a majority in aggregate principal amount of such Tranche of Notes and a waiver of the payment default on such Tranche of Notes solely to the extent that it resulted from such acceleration);

      (5)   make such Note payable in money other than that stated in such Note;

      (6) make any change in the provisions of the applicable Indenture relating to waivers of past Defaults or Events of Default or the rights of holders of the applicable Tranche of Notes to receive payments of principal of, or interest, premium or Additional Amounts, if any, on, the relevant Tranche of Notes when due or to bring suits to enforce those payments;

      (7)   waive a redemption payment with respect to such Note;

      (8) release any Guarantor from any of its obligations under any Guarantee of the applicable Tranche of Notes or the applicable Indenture, except in accordance with the terms of the applicable Indenture;

      (9) amend or modify the provisions described under the captions "Description of the Notes -- Redemption upon Changes in Withholding Taxes" or "Additional Amounts" with respect to the applicable Tranche of Notes or amend the terms of such Tranche of Notes or the applicable Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder;

      (10) with respect to the Senior Notes, modify the provisions described under the caption "Description of the Notes -- Payment Blockage Provisions";

      (11) make any change in any Guarantee of the Notes that would adversely affect the holders of the Notes;

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      (12) make any change in any Security Document or the provisions of the applicable Indenture relating to the Security Documents that would adversely affect the holders of the Notes; or

      (13)  make any change in the preceding amendment and waiver provisions.

Notwithstanding the first and second preceding paragraphs, without the consent of any holder of any Senior Note or Junior Note, as applicable, the Issuer, the Guarantors and the applicable Note Trustee may amend or supplement the applicable Indenture, the applicable Notes or the Guarantee thereof:

      (1) subject to the third preceding paragraph, to add to the covenants of the Issuer or any Guarantor for the benefit of the holders of the applicable Tranche of Notes or to surrender any right or power conferred upon the Issuer or any Guarantor in the applicable Indenture, the Notes of the applicable Tranche or in any Guarantee of the Notes of the applicable Tranche;

      (2) to cure any ambiguity, or to correct or supplement any provision in the applicable Indenture or any supplemental indenture to the applicable Indenture, the Notes of the applicable Tranche or any Guarantee of the Notes of the applicable Tranche which may be defective or inconsistent with any other provision in the applicable Indenture, the Notes of the applicable Tranche or any Guarantee of the Notes of the applicable Tranche, provided that such provisions shall not adversely affect the interests of the holders of the applicable Tranche of Notes;

      (3) to provide for uncertificated Notes of such Tranche in place of certificated Notes of such Tranche, provided that such provisions shall not adversely affect the interests of the holders of the applicable Tranche of Notes and such uncertificated Notes are issued in registered form;

      (4) to add a Guarantor under the applicable Indenture and to provide for the grant of New Security for the benefit of the holders of the Notes, or to mortgage, pledge, hypothecate or grant a security interest in favor of the Security Trustee and the Note Trustees for the benefit of the holders of the Notes as additional security for the payment and performance of the Issuer's and any Guarantor's obligations under the Indentures, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Security Trustee and the Note Trustees pursuant to the Indentures, the Security Trust and Intercreditor Deed or otherwise; or

      (5) to evidence and provide for the acceptance of the appointment of a successor Note Trustee under the applicable Indenture.

Subject to the restrictions in the Security Trust and Intercreditor Deed, if the holders of Senior Notes agree to waive a Default or Event of Default and/or amend the terms of any covenant in the Senior Notes and/or the Senior Note Indenture to address the circumstances leading to such Default or Event of Default during any Standstill Period, the Issuer and the Junior Note Trustee will enter into a supplemental indenture to the Junior Note Indenture to amend the Junior Notes to the same effect, without the consent of the holders of any Junior Notes, provided that no such amendment shall effect any of the changes specified in the second preceding paragraph without the consent of each holder of Notes affected thereby.

NOTICE OF REDEMPTION

Notices of redemption pursuant to (1) the provisions described above under the captions "Description of the Notes -- Redemption -- Optional Redemption of the Senior Notes and the Junior Notes in Whole", "Description of the Notes -- Redemption -- Optional Clean-Up Redemption of the Junior Notes" and "-- Certain Covenants -- Change of Control" shall be made not less than 30 but not more than 60 days before the Repayment Date, (2) the provisions described above under the caption "Description of the Notes -- Redemption -- Mandatory Redemption" shall be made not less than ten (10) but not more than fifteen (15) London Business Days before the Repayment Date and (3) the provisions described above under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" shall be made not less than ten (10) but not more than thirty
(30) days before the Repayment Date. The notices of redemption may not be conditional and shall be irrevocable.

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If any Tranche of Notes is to be redeemed in part only, the notice of redemption that relates to such Tranche of Notes will state the portion of the principal amount of such Tranche of Notes that is to be redeemed. The Notes of a Tranche called for redemption become due on the date fixed for redemption.

For Notes of a Tranche which are represented by certificateless depositary interests held on behalf of DTC, Euroclear and/or Clearstream, notices may be given by delivery of the notices to DTC, Euroclear and/or Clearstream for communication to entitled account holders in substitution for the aforesaid notices.

SATISFACTION AND DISCHARGE

The applicable Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

      (1)   either:

            (a) all such Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer or discharged from such trust, have been delivered to the applicable Note Trustee for cancellation; or

            (b) all such Notes that have not been delivered to the applicable Note Trustee for cancellation:

                 (i) have become due and payable by reason of the giving or delivery of a notice of redemption or otherwise,

                 (ii) will become due and payable at their Stated Maturity within one year, or

                 (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Note Trustee for the giving of notice of redemption,

                 and in the case of (i), (ii) or (iii) above the Issuer has irrevocably deposited or caused to be deposited with the applicable Note Trustee as trust funds in trust solely for the benefit of the holders cash denominated in the Relevant Currency, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable Tranche of Notes not delivered to the applicable Note Trustee for cancellation, including principal and premium, if any, and accrued interest and Additional Amounts, if any, to the date of maturity or redemption, as the case may be;

      (2) no Default or Event of Default with respect to such Notes has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Subsidiary of the Issuer is a party or by which the Issuer or any Subsidiary of the Issuer is bound;

      (3) the Issuer has paid or caused to be paid all sums payable by it under the applicable Indenture; and

      (4) if applicable, the Issuer has delivered irrevocable instructions to the applicable Note Trustee under the applicable Indenture to apply the deposited money toward the payment of such Notes at maturity or the Repayment Date, as the case may be.

In addition, the Issuer must deliver an officers' certificate and an opinion of counsel to the applicable Note Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

PARALLEL DEBT OBLIGATION

Each Indenture will provide that each Obligor agrees and covenants with the applicable Note Trustee by way of an abstract acknowledgement of debt that, notwithstanding anything to the contrary in the applicable Indenture, the applicable Tranche of Notes or the Guarantee thereof, it shall pay to the applicable Note Trustee sums equal to, and in the currency or currencies of, the amounts owed by such Obligor from time to time to the holders of the applicable Tranche of Notes under the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof (with respect to each Tranche of Notes, the "Principal Obligations"), as and when the same fall due for

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payment under the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof (with respect to each Tranche of Notes, the "Parallel Obligations").

The applicable Note Trustee shall have its own independent right to demand and require payment to it of the Parallel Obligations with respect to the applicable Tranche of Notes by the Obligors (such demand to be made in accordance with, and only in the circumstances permitted under, the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof and only if permitted by the Security Trust and Intercreditor Deed). The rights of the holders of the applicable Tranche of Notes to receive payment of the applicable Principal Obligations are several from the rights of the applicable Note Trustee to receive the applicable Parallel Obligations, provided that the payment by an Obligor of its Parallel Obligations with respect to a Tranche of Notes to the applicable Note Trustee in accordance with the applicable Indenture shall be a good discharge of the corresponding Principal Obligations owed by it and the payment by an Obligor of its Principal Obligations with respect a Tranche of Notes in accordance with the provisions of the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof shall be a good discharge of the corresponding Parallel Obligations owed to the applicable Note Trustee under the applicable Indenture. In the event of a good discharge of any Principal Obligations with respect to a Tranche of Notes the applicable Trustee shall not be entitled to demand payment of the corresponding Parallel Obligations and such Parallel Obligations shall be discharged to the same extent. In the event of a good discharge of any Parallel Obligations with respect to a Tranche of Notes, the holders of such Tranche of Notes shall not be entitled to demand payment of the corresponding Principal Obligations and such Principal Obligations shall be discharged to the same extent.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or such Guarantor under (a) the Senior Notes, the Senior Note Indenture, or the Guarantee of the Senior Notes, or (b) the Junior Notes, the Junior Note Indenture, or the Guarantee of the Junior Notes, respectively, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a Note by accepting such Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the applicable Tranche of Notes. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

CONCERNING THE NOTE TRUSTEES

The Senior Note Trustee will be Law Debenture Trust Company of New York.

The Junior Note Trustee will be JPMorgan Chase Bank.

If the applicable Note Trustee becomes a creditor of the Issuer or any Subsidiary of the Issuer, the applicable Indenture limits its right to obtain payment of claims in certain cases, or to realise on certain property received in respect of any such claim as security or otherwise. The applicable Note Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

Each Indenture will provide that the applicable Note Trustee shall be entitled to accept any certificate delivered to it by the Issuer, and any opinion of counsel to the Issuer delivered to it, pursuant to such Indenture as sufficient evidence of the satisfaction of the applicable conditions in, and/or compliance with the applicable requirements of, the applicable Indenture and, in the absence of manifest error, no liability to any holder of a Note will attach to the applicable Note Trustee for so relying on any such certificate or opinion of counsel.

LISTING

Applications will be made for the Notes of each Tranche to be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

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CONSENT TO JURISDICTION AND SERVICE

The Senior Note Indenture and the Junior Note Indenture will each provide that the Issuer and each Guarantor will appoint Marconi Inc. as its agent for service of process in any suit, action or proceeding with respect to such Indenture, the Notes issued thereunder or the Guarantees thereof and for actions brought under United States federal or state securities laws brought in any federal or state court located in the City of New York, and will submit to such jurisdiction on a non-exclusive basis.

The Senior Note Indenture and the Junior Note Indenture will each provide that the Issuer and each Guarantor will appoint the Issuer as its agent for service of process in any suit, action or proceeding with respect to such Indenture, the Notes issued thereunder or the Guarantee thereof brought in any court of England and Wales, and will submit to such jurisdiction on a non-exclusive basis.

NOTICES

All notices to the holders of any Tranche of Notes will be valid if published in a leading English language daily newspaper published in London and a leading English language daily newspaper published in New York City or such other English language daily newspaper with general circulation in Europe or the United States, as the case may be, as the applicable Note Trustee may approve and, so long as the Notes of a Tranche are listed on the London Stock Exchange, in one daily newspaper published in London approved by the applicable Note Trustee. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in the Financial Times and The Wall Street Journal. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the applicable Note Trustee may approve. Notices will also be sent simultaneously to DTC, Euroclear and/or Clearstream, as applicable, while the Notes are in global form and represented by Book-Entry Interests.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the Senior Note Indenture and the Junior Note Indenture. Reference is made to the Senior Note Indenture and the Junior Note Indenture for full disclosure of all such terms applicable to the Senior Notes and the Junior Notes, respectively, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Acquisition" means any acquisition or purchase, directly or indirectly, including without limitation by merger, consolidation or reorganization, of any business or any assets constituting a business or line of business.

"Additional Amounts" has the meaning set forth under the caption "Additional Amounts".

"Additional Guarantor" means any Person that becomes a Guarantor of the Senior Notes or the Junior Notes after the Issue Date.

"Adjusted Treasury Rate" means, with respect to any Repayment Date for the Senior Notes or the Junior Notes, as the case may be, the rate per annum equal to the quarterly equivalent yield to maturity of the Comparable Treasury Issue for the applicable Tranche of Notes, assuming a price for the Comparable Treasury Issue for the applicable Tranche of Notes (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the applicable Tranche of Notes for the Repayment Date plus 0.5 per cent..

"Affected Pension Participants" means (1) employees associated with the assets that are the subject of an Asset Sale at the time of any such Asset Sale, (2) employees formerly associated with the assets that are the subject of

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an Asset Sale, and (3) beneficiaries, survivor payees and alternate payees of an employee or former employee described in (1) or (2) of this definition.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and, in the case of a natural Person, any immediate family member of such Person. For purposes of this definition, "control", as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10 per cent. or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"Asset Sale" means:

      (1) the sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights (including, for the avoidance of doubt, Equity Interests of a Subsidiary of the Issuer), including by way of merger, consolidation or reorganization, provided that the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, including for the avoidance of doubt the Equity Interests in any holding company for such property or assets, to any "person" (as that term is defined in Section 13(d)(3) of the US Exchange Act including, for the avoidance of doubt, any person or persons acting in concert with such person), or any merger, consolidation or reorganization of the Issuer with any Person, will be governed by the provisions of the Senior Note Indenture and the Junior Note Indenture, respectively, described above under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Senior Note Indenture and the Junior Note Indenture, respectively, described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales"; and

      (2)   the issuance of Equity Interests by any of the Issuer's
            Subsidiaries.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that involves assets, property or rights having a Fair Market Value of less than L500,000;

      (2) the sale, lease, transfer, conveyance or other disposition (other than pursuant to a Sale and Leaseback Transaction) of inventory (including equipment that constitutes inventory) or accounts receivable, in each case in the ordinary course of business and on arm's-length terms;

      (3)   the sale or other disposition of cash or Cash Equivalents;

      (4) any transaction constituting a Restricted Payment or an Investment that is permitted by the covenant described under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments";

      (5)   a Permitted Intra-Group Transfer;

      (6) the waiver, compromise, settlement, release or surrender of any right or claim in the ordinary course of business;

      (7) a disposition constituting, or resulting from, the enforcement of a Permitted Lien or the liquidation, dissolution, administration or winding up of a Subsidiary of the Issuer;

      (8) the sale or other disposition of any assets (other than cash or Cash Equivalents) in exchange for equity securities that are listed on an internationally recognized securities exchange, provided that the aggregate Fair Market Value (determined as of the respective dates on which the Issuer and its Subsidiaries enter into binding commitments to sell such assets for such equity securities) of all such equity securities received by the Issuer and its Subsidiaries from and after the Issue Date does not exceed L50 million (or the Sterling Equivalent), provided further that all such equity securities

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            are disposed of for Cash Equivalents in an Asset Sale within 90 days of the later of (a) receipt and (b) the expiration of any period not longer than 180 days in which the Issuer or any Subsidiary of the Issuer agrees in or pursuant to the documentation relating to such sale or disposition not to dispose of any part of such equity securities without the consent of a third party;

      (9)   Italian Invoice Discounting;

      (10) leases, subleases and licences of assets, properties or rights, other than Intellectual Property;

      (11) licences, sub-licences and non-exclusive escrow and access agreements of or with respect to Intellectual Property of the Issuer and any of its Subsidiaries entered into in the ordinary course of business, provided that (a) any such transaction is expressly permitted under or approved in accordance with the terms of the applicable Intellectual Property Licence Agreements or (b) if such Intellectual Property is not the subject of the Intellectual Property Licence Agreements, the Issuer provides express prior written consent to such transaction;

      (12) the sale, lease, sublease, transfer, conveyance or license of Intellectual Property from UK IPR Co, US IPR Co or Ringfenced IPR Co to a Subsidiary of the Issuer in connection with any disposition of such Subsidiary or of assets, properties or rights by such Subsidiary which is otherwise permitted by the applicable Indenture;

      (13) the sale or other disposition of assets received in compromise or settlement of claims of the Issuer or any of its Subsidiaries against a customer or other trade debtor; and

      (14) the sale or other disposition of promissory notes, loan notes or evidences of indebtedness of customers received by the Issuer or any of its Subsidiaries pursuant to vendor finance arrangements in the ordinary course of business and on arm's-length terms.

"Attributable Debt" in respect of a Sale and Leaseback Transaction, the lease portion of which is a finance or capital lease that would be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into, means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into.

"Bankruptcy Law" means Title 11 of the United States Code (11 U.S.C. 101 et. seq.), or any similar United States federal or state law or any relevant law in any other jurisdiction of organization or location of any assets of any Obligor or Significant Subsidiary or any similar law (including, without limitation, (1) the laws of the United Kingdom relating to moratorium, administration, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors, and (2) the laws of any other jurisdiction relating to bankruptcy, moratorium, insolvency, receivership, reorganization or other relief of debtors and composition with creditors, or any amendment to, succession to or change in such law).

"BBRS Business" means the broadband routing and switching business of the US Subsidiaries.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the US Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is defined in Section 13(d)(3) of the US Exchange Act including, for the avoidance of doubt, any person or persons acting in concert with such person) such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (1) with respect to a corporation, the board of directors or other equivalent body (or any duly authorized committee thereof) of the corporation and, in the case of any corporation having both a supervisory board and an executive or management board, the supervisory board (or any duly authorized committee thereof);

      (2) with respect to a partnership, the board of directors or other equivalent body (or any duly authorized committee thereof) of the general partner of the partnership; and

      (3) with respect to any other Person, the board or committee of such Person serving a similar function.

"Business Day" means a day (other than a Saturday or Sunday) on which commercial banks in the locations specified (or if no locations are specified, in London and New York) are open for general business.

"Capital Expenditure" means any capital expenditure accounted for as a purchase of property, plant or equipment in accordance with Floating UK GAAP.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a finance or capital lease that would at that time be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into.

"Capital Stock" means:

      (1) in the case of a corporation, any and all shares, interests, participations, or other equivalent (however designated and whether or not voting) of share capital;

      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalent (however designated and whether or not voting) of share capital;

      (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Captive Insurance Company" means Marconi Insurance Limited, a limited liability company incorporated under the laws of Guernsey.

"Cash Collateral Releases" means all releases to, or upon the order or instructions of, the Issuer or any of its Subsidiaries of (1) collateral or security constituting cash or Cash Equivalents from any Person (other than the Issuer and its Subsidiaries), which collateral or security was provided by the Issuer or any of its Subsidiaries (a) prior to the Issue Date, (b) in the form of deposits into the Existing Performance Bond Escrow Account, (c) to the New Bonding Facility Security Trustee under the New Bonding Facility Agreement, (d) to any agent, security trustee or lender under, or otherwise in respect of, any Replacement New Bonding Facility Agreement, (e) in respect of an Existing Performance Bond, or (f) in respect of the Interim Bonding Facilities; provided that (i) releases of collateral or security constituting cash or Cash Equivalents in connection with any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued by or on behalf of the Captive Insurance Company shall not constitute a Cash Collateral Release to the extent that the Captive Insurance Company retains such cash and Cash Equivalents, (ii) releases of collateral or security constituting cash or Cash Equivalents by the New Bonding Facility Security Trustee to a lender under the New Bonding Facility Agreement shall not constitute a Cash Collateral Release to the extent that such lender retains such cash and Cash Equivalents to secure the obligations owed to it under the New Bonding Facility Agreement, (iii) releases of collateral or security constituting cash or Cash Equivalents in connection with any Italian Easy Loan shall not constitute a Cash Collateral Release and (iv) releases of collateral or security constituting cash or Cash Equivalents in connection with the renewal or extension of any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued under the Interim Bonding Facilities shall not constitute a Cash Collateral Release to the extent that the issuer of the renewed or extended surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or like obligation retains such cash or Cash Equivalents under the terms of an Interim Bonding Facility or

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
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(2) cash or Cash Equivalents held in escrow with respect to sales, transfers or other dispositions of assets or property by the Issuer or any of its Subsidiaries prior to the Issue Date.

"Cash Equivalents" means:

      (1) United States dollars, British pounds sterling, Euros, any other currency that is freely convertible into any of the foregoing or a claim on the European Central Bank;

      (2) securities (i) issued or directly and fully guaranteed or insured by the US government or any agency or instrumentality of the US government (provided that the full faith and credit of the United States is pledged in support of those securities), or (ii) which are denominated in Euros or British pounds sterling and are issued by, or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof, and which mature, in each case, within six months after the date of acquisition;

      (3) certificates of deposit and Eurodollar time deposits issued by a Highly Rated Financial Counterparty and which mature within six months after the date of acquisition;

      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with a Highly Rated Financial Counterparty;

      (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services (or any successor to the ratings business of either of the foregoing) and which matures within six months after the date of acquisition;

      (6) marketable direct obligations of any member of the European Union in each case rated at least "AAA" or the equivalent thereof by both Moody's Investors Service Inc. and Standard & Poor's Rating Services (or any successor to the ratings business of either of the foregoing), or obligations fully and unconditionally guaranteed by one of those sovereign nations (or any agency thereof), of the type and maturity described in clauses (2) through (5) above, which have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

      (7) money market funds with at least 95 per cent. of the fund's assets constituting Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

"Change of Control" means the occurrence of any of the following:

      (1) the adoption of a plan relating to the solvent liquidation or dissolution of the Issuer;

      (2) the consummation of any transaction the result of which is that any "person" (as defined in the definition of Beneficial Owner above) becomes the Beneficial Owner, directly or indirectly, of more than 30 per cent. of the Voting Stock of the Issuer, measured by voting power rather than number of shares, provided that it shall not constitute a Change of Control if such person acquired Beneficial Ownership of Voting Stock of the Issuer inadvertently (including, without limitation, because (a) such person was unaware that it Beneficially Owned more than 30 per cent. of the Voting Stock of the Issuer or (b) such person was aware of the extent of such Beneficial Ownership but such person acquired Beneficial Ownership of such Voting Stock without any plan or intention to change or influence the control of the Issuer), and such person promptly (and in any event within fifteen (15) London Business Days) divests sufficient Voting Stock of the Issuer so that such person ceases to be the Beneficial Owner, directly or indirectly, of more than 30 per cent. of the Voting Stock of the Issuer, measured by voting power rather than number of shares; or

      (3) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

"Comparable Treasury Issue" means, with respect to the Senior Notes or the Junior Notes, the United States Treasury security selected by an independent investment banking firm in London (selected by the Issuer and approved by the Senior Note Trustee or, if either (1) no Senior Notes are outstanding or (2) only Junior Notes are being redeemed pursuant to the provisions described under the caption "Description of the Notes --

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
NOTES

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Redemption -- Optional Clean-Up Redemption of the Junior Notes", approved by the Junior Note Trustee) as having a maturity comparable to the remaining term of the applicable Tranche of Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in United States dollars of comparable maturity to the remaining term of the applicable Tranche of Notes.

"Comparable Treasury Price" means, with respect to any Repayment Date for the Senior Notes or the Junior Notes, (1) the average of the bid and asked prices for the applicable Comparable Treasury Issue for such Tranche of Notes (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Repayment Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such Repayment Date after excluding the highest and lowest of such Reference Treasury Dealer Quotations or
(b) if the applicable Note Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

"Consolidated EBITDA" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, the Consolidated Profit Before Taxes of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period:

      (1) plus an amount equal to any extraordinary or exceptional (whether operating or non-operating) costs or losses realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for such period, to the extent such costs or losses were deducted in computing such Consolidated Profit Before Taxes,

      (2) minus an amount equal to any extraordinary or exceptional (whether operating or non-operating) income or gains realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for such period, to the extent such income or gain was included in computing such Consolidated Profit Before Taxes,

      (3) plus an amount equal to any costs or losses realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) in respect of discontinued operations for such period, to the extent such costs or losses were deducted in computing such Consolidated Profit Before Taxes;

      (4) minus an amount equal to any income or gains realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) in respect of discontinued operations for such period, to the extent such losses were deducted in computing such Consolidated Profit Before Taxes;

      (5) plus an amount equal to the Consolidated Gross Finance Charges for such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, for such Person) for such period, to the extent that such Consolidated Gross Finance Charges were deducted in computing such Consolidated Profit Before Taxes,

      (6) plus an amount equal to interest paid or accrued on the Junior Notes for such period to the extent such amount was deducted in computing such Consolidated Profit Before Taxes;

      (7) minus an amount equal to the Consolidated Gross Finance Income for such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, for such Person) for such period, to the extent that such Consolidated Gross Finance Income was included in computing such Consolidated Profit Before Taxes,

      (8) plus an amount equal to the equity in net losses of joint ventures and associates of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, to the extent that such amounts were deducted in computing such Consolidated Profit Before Taxes,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
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      (9) minus an amount equal to the equity in net income of joint ventures and associates of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, to the extent that such amounts were included in computing such Consolidated Profit Before Taxes,

      (10) plus an amount equal to depreciation and amortization (including amortization or impairment of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, to the extent that such depreciation and amortization were deducted in computing such Consolidated Profit Before Taxes,

      (11) minus an amount equal to any foreign exchange gains recorded in the profit and loss account in respect of the retranslation of the balances outstanding under the Junior and Senior Notes for such period, to the extent such foreign exchange gains were included in computing such Consolidated Profit Before Taxes,

      (12) plus an amount equal to any foreign exchange losses recorded in the profit and loss account in respect of the retranslation of the balances outstanding under the Junior and Senior Notes for such period, to the extent such foreign exchange losses were deducted in computing such Consolidated Profit Before Taxes,

      (13) minus an amount equal to any finance income related to the expected return on pension and other retirement benefit schemes' assets for such period, to the extent such finance income was included in computing such Consolidated Profit Before Taxes,

      (14) plus an amount equal to any financing costs related to the interest on pension and other retirement benefit schemes' liabilities for such period, to the extent such financing costs were deducted in computing such Consolidated Profit Before Taxes,

      (15) plus an amount equal to any non-cash expense recorded in the profit and loss account in respect of share options for such period, to the extent such non-cash expense was deducted in computing such Consolidated Profit Before Taxes,

      (16) minus an amount equal to any credit or provision release recorded in the profit and loss account in respect of share options for such period, to the extent such credit or provision release was included in computing such Consolidated Profit Before Taxes, in each case, on a consolidated basis and determined in accordance with Fixed UK GAAP, consistently applied.

"Consolidated Gross Finance Charges" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, without duplication, the aggregate amount of interest or amounts in the nature of interest, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), commissions, fees, discounts and other finance payments payable by such Person and such of its Subsidiaries as are specified, in each case in respect of Indebtedness and paid or accrued in such period (including any commissions, fees, discounts and other finance payments payable by such Person and such of its Subsidiaries as are specified under any Permitted Hedging Transaction), on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied, minus any interest paid or accrued on the Junior Notes.

"Consolidated Gross Finance Income" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, without duplication, the aggregate amount of interest or amounts in the nature of interest (including, without limitation, non-cash interest income), commissions, fees, discounts and other finance payments received by such Person and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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NOTES

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such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person), including any commissions, fees, discounts and other finance payments received by such Person and such of its Subsidiaries as are specified under any Permitted Hedging Transaction, on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied.

"Consolidated Indebtedness" means, with respect to any Person at any time, the consolidated Indebtedness of such Person and such of its Subsidiaries as are specified at such time that is required to appear on a balance sheet of such Person and such of its Subsidiaries as are specified in accordance with Fixed UK GAAP, consistently applied.

"Consolidated Profit After Taxes" means, with respect to any specified Person for any period, the aggregate of the Profit After Taxes of such Person and such of its Subsidiaries as are specified for such period, on a consolidated basis, determined in accordance with Floating UK GAAP, consistently applied; provided that:

      (1) the Profit After Taxes (but not loss) of any Person that is not a Subsidiary of such Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or such of its Subsidiaries as are Wholly-Owned Subsidiaries of such Person;

      (2) the Profit After Taxes of any specified Subsidiary of such Person will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Profit After Taxes is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

      (3) the Profit After Taxes of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

      (4) any discharge of indebtedness income and any income or gain arising as a result of consummation of the Restructuring will be excluded; and

      (5) the cumulative effect of a change in accounting principles will be excluded.

"Consolidated Profit Before Taxes" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, the profit (loss) before taxes of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied; provided that:

      (1) the profit (loss) before taxes of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

      (2) any discharge of indebtedness income and any income or gain arising as a result of consummation of the Restructuring will be excluded.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Issuer who:

      (1)   was a member of such Board of Directors on the Issue Date; or

      (2) was nominated for election or elected to such Board of Directors with the approval of a majority of those members of such Board of Directors at the time of such nomination or election who were either
            (a) a member of such Board of Directors on the Issue Date or (b) nominated for election or elected in accordance with this clause
            (2).

"Convertible Euro Senior Notes" means any Senior Notes that are deposited with The Bank of New York, as distribution agent pursuant to the Escrow and Distribution Agreement under the Restructuring, with rights to convert into Euro Senior Notes or Dollar Senior Notes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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"Default" means any event that is, or with the passage of time or the giving of notice or the making of any determination or any combination thereof would be, an Event of Default.

"Default Rate" means, in the case of the Senior Notes, 10 per cent. per annum and, in the case of the Junior Notes, 12 per cent. per annum.

"Deposit Agreement" means the deposit agreement dated as of the Issue Date between the Issuer and The Bank of New York, as book-entry depositary.

"Depositary" means The Bank of New York, as book-entry depositary under the Deposit Agreement.

"Derivative Transaction" means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, equity derivative transaction, bond option, interest rate option, credit default swap, credit derivative transaction, foreign exchange transaction (other than a spot foreign exchange transaction), cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, futures contract, futures transaction, any other derivative contract or any other similar transaction (including any option or future with respect to any of these transactions), and any combination of these transactions.

"Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the Board of Directors of the Issuer who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions. Ownership of the Issuer's Equity Interests and/or employment arrangements with the Issuer or any of its Subsidiaries shall not constitute a material direct or indirect financial interest in or with respect to a transaction or series of related transactions not directly related to such ownership or such employment arrangement.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exercisable or exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is one year after the date on which the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

"Dollar Equivalent" means, with respect to any monetary amount in a currency other than United States dollars, at any time of determination thereof, the amount of United States dollars obtained by translating the amount of such foreign currency into United States dollars at the spot rate for the purchase of United States dollars with the applicable foreign currency as published in the Wall Street Journal on the date that is two (2) New York Business Days prior to such determination (or in the case of the determination of the principal amount of the Junior Notes to be issued in the Restructuring, by translating the amount of any such foreign currency at the Currency Rate (as defined in Part V)).

Except as described under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", whenever it is necessary to determine compliance with any covenant that contains an amount expressed in United States dollars in the applicable Indenture and an amount is expressed in a currency other than United States dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such currency.

"Dollar Senior Notes" means any Senior Notes that are denominated in United States dollars.

"Enforcement Event" means the acceleration of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) or any declaration that any Secured Obligations (other than Secured

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
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Obligations arising under the New Bonding Facility Agreement) are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the Relevant Documents) or any failure by any Obligor to pay any principal amount in respect of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) whether on maturity or otherwise.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exercisable or exchangeable for, Capital Stock).

"Escrow Accounts" means the Mandatory Redemption Escrow Account and the Existing Performance Bond Escrow Account established pursuant to the Escrow Agreement.

"Escrow Agreement" means the escrow agreement dated on or about the date of Security Trust and Intercreditor Deed and made between, among others, the Security Trustee and the Issuer establishing and setting out the terms and conditions of each of the Escrow Accounts.

"Escrow Bank" means the bank holding the Escrow Accounts in accordance with the Escrow Agreement.

"Escrow and Distribution Agreement" means the escrow and distribution agreement dated on or before the Issue Date between the Issuer, Marconi plc, the escrow trustee named therein, The Bank of New York as distribution agent, The Law Debenture Trust Corporation p.l.c., Ancrane, Bondholder Communications Group and the Supervisors (as defined therein) with respect to the Restructuring.

"Euro" or "E" means the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended by the Treaty on European Union.

"Euro Senior Notes" means any Senior Notes (other than Convertible Euro Senior Notes) that are denominated in Euros.

"European Union" means the European Union, including the countries of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom, but not including any country which becomes a member of the European Union after the Issue Date.

"Events of Default" has the meaning set forth under the caption "Description of the Notes -- Events of Default".

"Excluded Asset Sale and Liquidation Proceeds" means (1) the first L82 million (or the Sterling Equivalent) of Net Proceeds and/or Liquidation Proceeds received by the Issuer and its Subsidiaries with respect to Excluded Assets, minus (2) the aggregate Net Proceeds and/or Liquidation Proceeds received by the Issuer and its Subsidiaries with respect to Excluded Assets prior to the Issue Date.

"Excluded Assets" means assets, rights and properties that are identified as such in writing by the Issuer to the Senior Note Trustee, the Junior Note Trustee and the Security Trustee and that are confirmed in writing by PricewaterhouseCoopers.

"Existing Indebtedness" means Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness owed to the Issuer or any Subsidiary of the Issuer) in existence (i) on the Scheme Launch Date or (ii) incurred after the Scheme Launch Date and in existence on the Issue Date and as set forth in a schedule to each Indenture, in each case until such amounts are repaid.

"Existing Intercompany Indebtedness" means Indebtedness owed by the Issuer or any of its Subsidiaries to the Issuer or any other Subsidiary of the Issuer (for purposes of this definition, the "creditor") on the Issue Date, in each case until such amounts are repaid, provided that (1) in the event a particular Subsidiary of the Issuer is the creditor under Indebtedness of the Issuer and all its Subsidiaries that in the aggregate exceeds L20 million (or the Sterling Equivalent), such creditor Subsidiary shall be a party to the Security Trust and Intercreditor Deed and (2) such Indebtedness shall be unsecured. For purposes of this definition, any Subsidiary of the Issuer that owns or holds any shares of Preferred Stock or Disqualified Stock issued by the Issuer or any of its other Subsidiaries shall constitute the creditor with respect to such Preferred Stock or Disqualified Stock.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
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"Existing Performance Bond Escrow Account" means the Escrow Account established pursuant to the Escrow Agreement to be used to satisfy certain obligations of the Issuer and its Subsidiaries to provide cash collateral under Existing Performance Bonds.

"Existing Performance Bonds" means surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued by a bank, insurance company or other financial institution on behalf of the Issuer or any of its Subsidiaries in existence on the Issue Date and not issued pursuant to the Interim Bonding Facilities, until such bonds, letters of credit, guarantees or other obligations expire, terminate or are cancelled.

"External Assets" means, with respect to any specified Person on any date, the total assets of such Person, after eliminating intercompany assets and investments in Subsidiaries, on such date and in accordance with Floating UK GAAP.

"External Sales" means, with respect to any specified Person for any period, the total revenues of such Person, after eliminating intercompany sales, for such period and in accordance with Floating UK GAAP.

"Fair Market Value" means, with respect to any asset, right or property, the sale value that would be obtained in an arm's-length free market transaction between an informed and willing seller and an informed and willing buyer.

"Fixed Exchange Rate" means the fixed exchange rate for the translation of United States dollars into Euro equal to the spot rate for the purchase of Euro with United States dollars as published in the Financial Times on the date that is two (2) London Business Days prior to the Issue Date.

"Fixed UK GAAP" means generally accepted accounting principles applicable in the United Kingdom including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited and as in effect on March 31, 2003.

"Floating UK GAAP" means generally accepted accounting principles applicable in the United Kingdom including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited and as in effect from time to time.

"German IP Guarantor" means Marconi Communications GmbH.

"Group" means all the Group Companies.

"Group Company" means the Issuer or any Subsidiary of the Issuer.

"Group Licence Agreement" means an intra-group licence agreement to be entered into between the Issuer and the operating companies within the Group providing for a licence authorizing the Issuer and each of its Subsidiaries to use the Intellectual Property of each of them to the extent that such use is ongoing on the Issue Date.

"Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, of the obligation of another Person in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of any Person.

"Guarantor" means each Non-US Guarantor and each US Guarantor.

"Highly Rated Financial Counterparty" means a bank or financial institution whose financial obligations are rated P-1 by Moody's Investors Service, Inc. or A-1 by Standard and Poor's Rating Services (or any successor to the ratings business of either of the foregoing) or the equivalent rating category of another internationally recognized rating agency.

"Indebtedness" means, with respect to any specified Person, without duplication:

      (1)   all indebtedness of such Person for borrowed money;

      (2) all obligations of such Person evidenced by bonds, notes, debentures, loan stock or similar instruments;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (3) all obligations, contingent or otherwise, of such Person in respect of surety bonds, appeal bonds, bid bonds, performance bonds or other obligations of a like nature;

      (4) all obligations, contingent or otherwise, of such Person in respect of letters of credit, banker's acceptances, bank guarantees, acceptance or other similar facilities, in each case, including reimbursement obligations or agreements in respect thereof;

      (5)   all Capital Lease Obligations of such Person;

      (6) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services, but in each case excluding trade payables and other accrued current liabilities arising in the ordinary course of business;

      (7) all Attributable Debt with respect to any Sale and Leaseback Transaction of such Person;

      (8) receivables sold or discounted (including, for the avoidance of doubt, transactions having the economic effect of a sale or discounting of receivables) by such Person, provided that receivables to the extent they are sold or discounted on a non-recourse basis shall be disregarded, and for this purpose, where recourse:

            (a)  is limited to the receivables sold; and/or

            (b) arises as a result of breach of warranties (or the equivalent), including warranties (or the equivalent) regarding the validity and enforceability of the receivables sold but excluding warranties (or the equivalent) in respect of the creditworthiness of the receivable debtor;

            the sale or discounting of such receivable shall be deemed to be on a non- recourse basis;

      (9) any amount raised under any other transaction by such Person (including any forward sale or purchase agreement) having the commercial effect of a borrowing, excluding trade payables and other accrued current liabilities arising in the ordinary course of business;

      (10) all obligations of such Person under any Derivative Transaction (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

      (11) the greater of the voluntary or involuntary maximum fixed repurchase price of all Disqualified Stock of such Person; and

      (12)  any Preferred Stock issued by any Subsidiary of such Person.

In addition, the term "Indebtedness" includes all Indebtedness of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to any asset or property of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, any Guarantee or indemnity of the specified Person with respect to any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

      (1) in the case of any Indebtedness issued with original issue discount, the accreted value of the Indebtedness; and

      (2) in the case of any other Indebtedness, the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due.

"Indentures" means the Senior Note Indenture and the Junior Note Indenture collectively.

"Initial Security Documents" means the security documents to be dated on or before the Issue Date that are set forth in a schedule to the Indentures.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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"Initial Transaction Security" means all assets, properties and rights of the Issuer and its Subsidiaries that are subject to Liens pursuant to the terms and provisions of the Initial Security Documents in order to secure the Secured Obligations.

"Intellectual Property" means all industrial and intellectual property rights whether registered or not including pending applications for registration of such rights and the right to apply for registration of such rights including but not limited to Patents, utility models, design patents, registered designs, design rights, trade and service marks, copyrights (including copyright and equivalent rights in computer software), rights in inventions, technical information, rights in know-how, business names, database rights, processes, models, formulae and experiments and all rights of equivalent or similar effect to any of those which may subsist anywhere in the world.

"Intellectual Property Licence Agreements" means (1) the licences from the IPR SPVs (and in the case of the German IP Guarantor, the Security Trustee) to the relevant Subsidiaries of the Issuer, (2) the Research and Development Cost Sharing Agreement and (3) the Group Licence Agreement.

"Interim Bonding Facilities" means (1) the interim bonding facility dated May 10, 2002, as amended, among Barclays Bank PLC, HSBC Bank plc and JP Morgan Chase Bank and Marconi Bonding Limited providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature and (2) the temporary bonding facility dated February 8, 2002 among Barclays Bank PLC, HSBC Bank plc and Marconi Bonding Limited providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Subsidiaries and Affiliates) in the form of loans (including Guarantees or similar arrangements), advances or capital contributions (by means of any transfer of cash or other property to a Person other than the Issuer or any of its Subsidiaries or any payment for property or services for the account or use of a Person other than the Issuer or any of its Subsidiaries) or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with Floating UK GAAP. The acquisition by the Issuer or any Subsidiary of the Issuer of a Person that becomes a Subsidiary of the Issuer or any Subsidiary of the Issuer and that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" above.

"IPR SPV" means each of UK IPR Co, US IPR Co and Ringfenced IPR Co.

"Issue Date" means the date on which the Notes are first originally issued.

"Issuer" means Marconi Corporation plc and any successor thereto.

"Italian Easy Loans" means the subsidized loans existing as of the Issue Date granted by the Italian Ministry of Productive Activities (formerly, Ministry of Industry), either directly or through its authorised agents, in favor of Marconi Communications S.p.A. and Marconi Sud S.p.A. or any other Subsidiary of the Issuer incorporated under the laws of Italy pursuant to the provisions of Law no. 46 dated February 17, 1982 and Legislative Decree No. 297 dated July 27, 1999.

"Italian Invoice Discounting" means the discounting or factoring (including, for the avoidance of doubt, transactions having the economic effect of discounting or factoring) by Non-US Subsidiaries organized in Italy of trade receivables owed to such Non-US Subsidiaries in the ordinary course of business on arm's-length terms, provided that (1) the aggregate gross proceeds received from all such trade receivables discounted or factored from and after the Issue Date does not exceed E60 million (or the equivalent in other currencies) and (2) such discounting or factoring is on a non-recourse basis within the meaning specified in clause (8) of the definition of Indebtedness.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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"Junior Note Interest Accrual Period" means, in respect of each Junior Note Interest Period, (1) if no Repayment Date has occurred during such Junior Note Interest Period, such Junior Note Interest Period or (2) if one or more Repayment Dates have occurred during such Junior Note Interest Period, each successive period beginning on (and including) the first day of such Junior Note Interest Period and ending on (but excluding) the next Repayment Date and thereafter each period beginning on (and including) such Repayment Date and ending on (but excluding) the next Repayment Date, or if none the next Junior
Note Interest Payment Date.

"Junior Note Interest Payment Date" means each 31 January, 30 April, 31 July and 31 October, commencing 31 July 2003.

"Junior Note Interest Period" means each period beginning on (and including) the Issue Date or any Junior Note Interest Payment Date and ending on (but excluding) the next Junior Note Interest Payment Date.

"Junior Note Interest Rate" means, with respect to any Junior Note Interest Period, (a) if the Issuer elects to pay and actually pays interest on the Junior Notes on the relevant Junior Note Interest Payment Date in cash, 10 per cent. per annum, otherwise (b) 12 per cent. per annum.

"Junior Notes" means the Guaranteed Junior Secured Notes due 2008 issued by the Issuer pursuant to the Restructuring and any Junior PIK Notes.

"Junior PIK Notes" means any Junior Notes issued and constituting interest or Additional Amounts paid in kind on outstanding Junior Notes.

"Lien" means, with respect to any asset or property, any mortgage or deed of trust, lien (statutory or otherwise), pledge, charge, security interest, assignment, deposit, easement, hypothecation, or other encumbrance of any kind upon or in respect of such asset or property, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale, capital lease or other title retention agreement, any lease in the nature thereof, any agreement to give a charge, mortgage or other security interest in and any filing of or agreement to give any financing statement under a statute or regulation of any jurisdiction.

"Liquidation Proceeds" means the aggregate cash and Cash Equivalents received by the Issuer or any of its Subsidiaries (i) in respect of the liquidation, dissolution or winding up of any Subsidiary of the Issuer in its capacity as holder of any Equity Interest in such Subsidiary that occurs following or otherwise in connection with the sale of all or substantially all of the assets of such Subsidiary to a Person other than the Issuer or any of its Subsidiaries or (ii) in respect of the liquidation, dissolution or winding up of any Investment in a Person other than the Issuer or any of its Subsidiaries that is owned by the Issuer or a Subsidiary of the Issuer, net of, without duplication:

      (1) any cash investment in, or payment or repayment of any Indebtedness or other liability of, any Subsidiary of the Issuer being liquidated, dissolved, placed under administration or wound-up that is made by the Issuer or any other Subsidiary of the Issuer contemporaneously with such liquidation, dissolution, administration or winding-up, but only to the extent of the amount of such cash investment, payment or repayment;

      (2) the direct costs actually incurred by the Issuer or such Subsidiary including, without limitation, legal, accounting and investment banking fees, sales commissions, and taxes required to be paid or accrued as a liability under Floating UK GAAP as a consequence of such liquidation, dissolution, administration or winding-up, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements; and

      (3) all distributions and other payments required to be made to minority interest holders in any Subsidiary of the Issuer as a result of such liquidation, dissolution, administration or winding-up.

"Make-Whole Amount" means, with respect to the Senior Notes and the Junior Notes and any Repayment Date, an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest after such Repayment Date (assuming, in the case of the Junior Notes, the payment of interest in Junior PIK Notes, unless at any time after the second scheduled Junior Note Interest Payment Date, the Issuer has paid interest on the Junior Notes in full in cash on the two consecutive Junior Note Interest Payment Dates preceding such Repayment Date, in which case the payment of interest in cash shall be assumed) on the applicable Tranche

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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of Notes discounted to the Repayment Date of such Notes on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate for such Tranche of Notes as determined by an independent investment banking firm in London (selected by the Issuer and approved by the Senior Note Trustee or, if no Senior Notes are outstanding, the Junior Note Trustee).

"Mandatory Redemption Escrow Account" means the Escrow Account established pursuant to the Escrow Agreement to receive deposits to be applied to, inter alia, the mandatory redemption of the Junior Notes and/or the Senior Notes.

"MCHI" means Marconi Communications Holdings, Inc., a Delaware corporation.

"MCHI Plan of Liquidation and Dissolution" means the Plan of Complete Liquidation and Dissolution adopted and approved by the Board of Directors and stockholders, respectively, of MCHI in March 2001 as in effect on the Issue Date.

"Net Proceeds" means the aggregate cash and Cash Equivalents received by the Issuer or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, payments in respect of deferred payment arrangements (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of, and any non-cash consideration received in any Asset Sale when disposed of for, cash or Cash Equivalents), net of, without duplication (but in each case provided that the Issuer may, in its discretion, elect not to deduct all or any portion of the following amounts from the aggregate cash and Cash Equivalents received):

      (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including fees and expenses of counsel, actuaries, accountants and investment bankers) in connection with such Asset Sale;

      (2) all taxes required to be paid or accrued as a liability under Floating UK GAAP, consistently applied as a consequence of such Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements;

      (3) all distributions and other payments required to be made to minority interest holders in any Subsidiary of the Issuer as a result of such Asset Sale;

      (4) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the assets, properties or rights that were the subject of such Asset Sale, or Indebtedness which pursuant to applicable law must be repaid out of the proceeds of such Asset Sale;

      (5) amounts required to be applied to the repayment of Existing Indebtedness which by its terms, or in order to obtain a necessary consent to such Asset Sale, must be repaid out of the proceeds of such Asset Sale;

      (6) the provision of appropriate amounts by the Issuer or any of its Subsidiaries as a reserve against any liabilities and/or indemnification obligations retained and/or assumed by the Issuer or any of its Subsidiaries pursuant to such Asset Sale, as determined in accordance with, and only to the extent required by, Floating UK GAAP, as reflected in an officers' certificate of the Issuer delivered to the applicable Note Trustee; and

      (7) to the extent required pursuant to any binding agreement between the Pension Benefit Guaranty Corporation and the Issuer or its Subsidiaries (a "PBGC Agreement") any amount contributed to the Marconi USA Employees' Retirement Plan or the RELTEC Corporation Retirement Plan (or any successor plans thereto) for any Affected Pension Participants representing not more than the allocable portion of any underfunding under such pension plan or plans attributable to Affected Pension Participants, to the extent that, in connection with such Asset Sale, the assets and liabilities under the applicable pension plan or plans attributable to such Affected Pension Participants are not transferred to a pension plan maintained by or on behalf of the acquirer in such Asset Sale (for purposes of this clause (7) the net underfunding shall be computed based on the present value of the applicable plan's assets and liabilities as of the date of the Asset Sale and using the applicable actuarial assumptions then being used by the Pension Benefit Guaranty Corporation of the United States for purposes of calculating plan termination liability and using such other actuarial

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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NOTES

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            assumptions and methods considered reasonable by the Issuer to determine such liabilities on the sale date based on employee data as of the previous plan valuation date updated to reflect significant demographic changes or, if less, in accordance with any PBGC Agreement), it being understood that, to the extent required under a PBGC Agreement upon the sale of the OPP Business or, if later, the sale of the North American Access Business, the RELTEC Corporation Retirement Plan shall be fully funded or the sponsorship thereof transferred to a third-party buyer of either such business unit;

provided, however, that if either (i) the instrument or agreement governing such Asset Sale requires the transferor to maintain a portion of the purchase price in escrow or otherwise segregate and set aside a portion of the purchase price, whether as a reserve for adjustment of the purchase price or otherwise, for a period not in excess of nine months or (ii) the Issuer, in its reasonable judgment, determines that it is desirable to segregate and set aside funds as a reserve for post-closing adjustments to the purchase price or post-closing balance sheet adjustments for a period not in excess of nine months, the portion of the cash or Cash Equivalents that is actually placed in escrow or segregated and set aside by the transferor shall not be deemed to be Net Proceeds until the escrow terminates or the transferor ceases to segregate and set aside such funds, in whole or in part, and then only to the extent of the proceeds released from escrow to the transferor or that are no longer segregated and set aside by the transferor.

For the avoidance of doubt, the term "Net Proceeds" shall also include those amounts described under the caption "Description of the Notes -- Certain Covenants -- Purchase and Cancellation of Notes".

"New Bonding Facility Agreement" means the L50 million committed revolving bonding facility agreement to be entered into on or prior to the Issue Date among the Issuer, Marconi Bonding Limited, the New Bonding Facility Security Trustee, the New Bonding Facility Banks and certain Non-US Subsidiaries providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature on behalf of the Issuer and/or any Non-US Subsidiary, as such agreement may be amended, extended, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, extensions, supplements or other modifications of the foregoing); provided that (1) the aggregate principal amount of Indebtedness at any one time outstanding thereunder shall not exceed L50 million (or the Sterling Equivalent) and (2) the term of such facility shall not extend beyond the date that is 30 months after the Issue Date (but, for the avoidance of doubt, Indebtedness and other obligations incurred or arising under such facility on or prior to the date that is 30 months after the Issue Date may extend beyond such date in accordance with the provisions of such facility).

"New Bonding Facility Banks" means those banks party to the Security Trust and Intercreditor Deed as New Bonding Facility Banks.

"New Bonding Facility Funding Amount" means at any time the lesser of (i) L25,000,000 (or the Sterling Equivalent) and (ii) one half of the aggregate facility limit under the New Bonding Facility Agreement.

"New Bonding Facility Security Trustee" means HSBC Bank plc or any successor appointed as agent and security trustee pursuant to the New Bonding Facility Agreement.

"Non-US Guarantor" means each of:

      (1)  Metapath Software International Limited
           Mobile Systems International Holdings Limited
           GPT Special Project Management Limited
           Marconi Communications Limited
           Marconi Communications International Limited
           Marconi Communications China Limited
           Marconi Communications International Investments Limited Marconi Communications International Holdings Limited
           Marconi Communications Investments Limited
           Marconi Communications Holdings Limited
           Marconi Corporation plc

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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           Marconi (Bruton Street) Limited
           Marconi (DGP1) Limited
           Marconi (DGP2) Limited
           Marconi Bonding Limited
           Marconi Optical Components Limited
           Associated Electrical Industries Limited
           English Electric Company Ltd
           Marconi (Elliott Automation) Limited
           Elliott-Automation Holdings Limited
           Marconi Aerospace Unlimited
           Marconi UK Intellectual Property Limited
           Marconi (NCP) Limited
           Highrose Limited
           Marconi Inc.
           Marconi Communications Holdings, Inc.
           Marconi Communications North America Inc.
           FS Holdings Corp
           FS Finance Corp
           Marconi Software International, Inc.
           Metapath Software International (US), Inc.
           Metapath Software International, Inc.
           Marconi Intellectual Property (US), Inc.
           Marconi Communications Holdings GmbH
           Marconi Communications GmbH
           Marconi Communications Real Estate GmbH
           Marconi Holdings SpA
           Marconi Communications SpA
           Marconi Sud SpA
           Marconi Communications Telemulti Ltda
           Marconi Australia Holdings Pty Limited (change of registration details from Marconi Australia Holdings Limited expected to be effective from 11 April 2003)
           Marconi Australia Pty Limited
           Marconi Communications Asia Limited
           G.E.C. (Hong Kong) Limited
           Bruton Street Overseas Investments Limited; and
           Bruton Street Partnership (a Delaware general partnership to be converted to a Delaware corporation prior to the Issue Date);

      (2) any other Non-US Subsidiary that executes a Guarantee of (a) the Senior Notes pursuant to the Senior Note Indenture and (b) the Junior Notes pursuant to the Junior Note Indenture; and

      (3)  each of their respective successors and assigns.

"Non-US Subsidiary" means any Subsidiary of the Issuer other than a US
Subsidiary.

"North American Access Business" means that portion of the network equipment business of the US Subsidiaries comprising the North American access systems business, which develops, manufactures, markets and sells last-mile copper and fiber digital network equipment for the connection of business and consumer end-users to communications networks in the United States and Canada (including a service provider's switch or local exchange or an internet service provider), but excluding the Outside Plant and Power Business and the BBRS Business.

"Note Trustees" means the Senior Note Trustee and the Junior Note Trustee collectively, or either of them, if the context requires.

"Notes" means the Senior Notes and the Junior Notes collectively, or either of them, if the context requires.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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NOTES

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"Obligations" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities (including, without limitation, contingent and prospective liabilities) payable under the documentation governing any Indebtedness.

"Obligor" means each of the Issuer, the Guarantors and any Additional Guarantor.

"Optional Redemption Price" means, with respect to the Senior Notes and the Junior Notes, an amount per Note equal to the greater of (1) the applicable Make-Whole Amount for such Note and (2) 110 per cent. of the principal amount of such Note, plus in each case accrued and unpaid interest and Additional Amounts, if any, to the date of redemption.

"Outside Plant and Power Business" means that portion of the network equipment access systems business of the US Subsidiaries that comprises outside plant and power products that power, connect, protect or enclose parts of a telecommunications network and services related to the installation, engineering, maintenance and repair of and training for telecommunications products.

"Patents" means all pending patent applications and registered patents.

"Paying Agent" means any Person appointed as a paying agent under the Senior
Note Indenture and/or the Junior Note Indenture, as applicable and which initially shall be The Bank of New York under the Senior Note Indenture and the Junior Note Indenture.

"Payment Stop Event" means the occurrence of either of the following:

      (1) the failure by an Obligor to pay on the due date any amount payable under the Senior Notes or the Senior Note Indenture, or

      (2) the acceleration of the maturity of the Senior Notes following the occurrence of an Event of Default under the Senior Notes or the Senior Note Indenture,

provided that a Payment Stop Event shall cease to be continuing if:

      (a) the relevant Default under the Senior Notes or the Senior Note Indenture has been remedied or waived and any such acceleration has been rescinded in accordance with the Senior Note Indenture;

      (b) the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes consent in writing to the cessation of such Payment Stop Event; or

      (c) the Secured Obligations under the Senior Notes and the Senior Indenture have been discharged in full and there are no further Obligations under the Senior Notes or the Senior Note Indenture.

"Permitted Business" means business of the general nature of the Issuer and its Subsidiaries conducted on the Issue Date and businesses ancillary or reasonably related or complementary thereto.

"Permitted Core Business" means the telecommunications network equipment and network services businesses conducted by the Issuer and its Non-US Subsidiaries on the Issue Date, excluding the US Core Businesses.

"Permitted Debt" means any of the following:

      (1)   Existing Indebtedness and Existing Intercompany Indebtedness;

      (2)   Permitted Refinancing Indebtedness;

      (3) Indebtedness represented by the Senior Notes and the Junior Notes and the Guarantees thereof;

      (4) Indebtedness of the Issuer or any Non-US Subsidiary incurred in the ordinary course of business under the New Bonding Facility Agreement or any Replacement New Bonding Facility Agreement;

      (5)   Permitted Intra-Group Indebtedness;

      (6) Indebtedness of the Issuer and its Subsidiaries in respect of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature incurred in the ordinary course of business;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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      (7) Indebtedness of the Issuer and its Subsidiaries arising from agreements for indemnification or purchase price adjustment or similar obligations incurred or assumed in connection with the disposition or purchase of any assets, provided, in the case of a sale, that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Issuer and its Subsidiaries (including the Fair Market Value of any non-cash proceeds);

      (8) Indebtedness of the Issuer and its Subsidiaries in respect of workers' compensation and other claims or obligations arising under or in connection with social security, welfare, employment-related or similar regulation, or in connection with self-insurance or similar requirements related thereto, in each case arising in the ordinary course of business, including for the avoidance of doubt, Guarantees of any obligations of the foregoing nature;

      (9) the accrual of interest on Indebtedness of the Issuer and its Subsidiaries that has not been capitalized or added to the principal amount of such Indebtedness or the accretion or amortization of original issue discount with respect to Indebtedness, which Indebtedness was in each case permitted by another clause of this definition;

      (10) Indebtedness of the Captive Insurance Company in an aggregate principal amount at any one time outstanding not to exceed L20 million (or the Sterling Equivalent);

      (11) Indebtedness of the Issuer and its Subsidiaries consisting of advance or extended payment terms in the ordinary course of business provided that no Lien (other than a Permitted Lien) is created in connection with such advance or extended payment terms;

      (12) Indebtedness of the Issuer and its Subsidiaries pursuant to Permitted Hedging Transactions;

      (13) the Guarantee by the Issuer or any Non-US Guarantor of Indebtedness of the Issuer or any other Non-US Guarantor, which Indebtedness is permitted by another clause of this definition;

      (14) the Guarantee by any US Guarantor that is not a US Core Business Subsidiary of Indebtedness of any other US Guarantor that is not a US Core Business Subsidiary, which Indebtedness is permitted by another clause of this definition;

      (15) the Guarantee by any US Core Business Subsidiary of Indebtedness of another US Core Business Subsidiary engaged in the same US Core Business, which Indebtedness is permitted by another clause of this definition;

      (16) Indebtedness of any US Subsidiary under the US Working Capital Facility in an aggregate principal amount at any one time outstanding for all US Subsidiaries not to exceed US$22.5 million (or the Dollar Equivalent);

      (17) Indebtedness of the Issuer or any of its Subsidiaries arising from an indemnity or similar obligation to any export credit agency or similar governmental or quasi-governmental entity of any member state of the Organisation for Economic Co-operation and Development in each case in an amount not to exceed the portion of the price to be paid to the Issuer or any of its Subsidiaries under a contract for goods or services that is guaranteed, insured or otherwise supported by such export credit agency or similar governmental or quasi-governmental entity and in an aggregate amount at any time outstanding not to exceed L50 million (or the Sterling Equivalent);

      (18) Indebtedness of the Issuer and the Non-US Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (18) which, when aggregated with all other Indebtedness of the Issuer and all Non-US Subsidiaries not permitted by any other clause of this definition, does not exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, L75 million (or the Sterling Equivalent), or otherwise (b) L50 million (or the Sterling Equivalent); and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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NOTES

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      (19) Indebtedness of the US Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (19) which, when aggregated with all other Indebtedness of all US Subsidiaries not permitted by any other clause of this definition, does not exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior
            Note Indenture, US$15 million (or the Dollar Equivalent), or otherwise (b) US$10 million (or the Dollar Equivalent).

"Permitted Hedging Transaction" means any Derivative Transaction that is a currency option agreement or forward foreign exchange agreement entered into by the Issuer or any of its Subsidiaries with any Person (other than the Issuer or any of its Subsidiaries) (1) designed to protect against fluctuations in currency values solely with respect to (a) trade receivables, (b) trade payables, (c) the obligations of the Issuer to make payments of principal, premium, if any, interest or Additional Amounts, if any, on the Senior Notes or the Junior Notes or (d) consideration receivable in the form of cash or Cash Equivalents pursuant to Asset Sales, and (2) other than in the case of clause
(1)(c), in the ordinary course of business and with a non-extendable term of not more than 12 months.

"Permitted Intra-Group Hedging Transaction" means any Derivative Transaction that is a currency option agreement or forward foreign exchange agreement between or among the Issuer and any of its Subsidiaries designed to protect against fluctuations in currency values and entered into in the ordinary course of business and on arm's-length pricing.

"Permitted Intra-Group Indebtedness" means Indebtedness created, incurred or acquired after the Issue Date and owed by the Issuer or any of its Subsidiaries (for purposes of this definition, the "debtor") to the Issuer or any of its Subsidiaries (for the purposes of this definition, the "creditor") that complies with the criteria set out in one or more of the following clauses:

      (1) the debtor is the Issuer or any Non-US Guarantor and the creditor is the Issuer or any Non-US Guarantor; or

      (2)   the debtor is any US Guarantor and the creditor is any US Guarantor;
            or

      (3) the debtor is the Issuer or any Non-US Guarantor, the creditor is any Non-US Subsidiary that is not a Non-US Guarantor and the creditor is a direct or indirect Subsidiary of the debtor, provided that, in the event such Indebtedness in respect of which a particular Subsidiary of the Issuer is the creditor exceeds an aggregate of L20 million (or the Sterling Equivalent), such Subsidiary shall be a party to the Security Trust and Intercreditor Deed; or

      (4) the debtor is any US Guarantor, the creditor is any US Subsidiary that is not a US Guarantor and the creditor is a direct or indirect Subsidiary of the debtor, provided that, in the event such Indebtedness in respect of which a particular Subsidiary of the Issuer is the creditor exceeds an aggregate of L20 million (or the Sterling Equivalent), such Subsidiary shall be a party to the Security Trust and Intercreditor Deed; or

      (5) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor and the creditor is any other Non-US Subsidiary that is not a Non-US Guarantor; or

      (6) the debtor is a US Subsidiary that is not a US Guarantor and the creditor is any other US Subsidiary that is not a US Guarantor; or

      (7) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor, the creditor is the Issuer or a Non-US Guarantor, and the aggregate principal amount of all such Indebtedness outstanding pursuant to this clause does not at any time exceed L50 million (or the Sterling Equivalent); or

      (8) the debtor is a US Subsidiary that is not a US Guarantor, the creditor is a US Guarantor, and the aggregate principal amount of all such Indebtedness outstanding pursuant to this clause does not at any time exceed US$30 million (or the Dollar Equivalent); or

      (9) the debtor is the Issuer or a Non-US Guarantor that directly or indirectly owns all of the Equity Interests of the US Parent and the creditor is a US Subsidiary; or

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      (10) such Indebtedness is incurred under a Permitted Intra-Group Hedging Transaction; or

      (11) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor and such Indebtedness arises by virtue of a counter-indemnity obligation owed to Marconi Bonding Limited with respect to Marconi Bonding Limited's obligation under any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of such Non-US Subsidiary; or

      (12) the debtor is a US Subsidiary that is not a US Guarantor and such Indebtedness arises by virtue of a counter-indemnity obligation owed to a US Guarantor with respect to such US Guarantor's obligation under any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of such US Subsidiary, provided that if such US Guarantor is a US Core Business Subsidiary, such US Subsidiary is engaged in the same US Core Business as such US Guarantor; or

      (13) the debtor is a US Subsidiary and the creditor is the Issuer or any other Subsidiary of the Issuer pursuant to a loan the proceeds of which are used solely to pay the costs of the liquidation, administration, dissolution, closure, suspension of business or winding up of such US Subsidiary or the termination of a business or operation of such US Subsidiary;

      (14) the debtor is a Subsidiary of the Issuer and such Indebtedness arises by virtue of a counter-indemnity obligation owed to Marconi Inc. with respect to a letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of Marconi Inc. in connection with any insurance arrangements of Marconi Inc. undertaken or arranged for the benefit of such Subsidiary; or

      (15) the debtor is the Issuer or a Subsidiary of the Issuer and such Indebtedness arises by virtue of a counter-indemnity obligation owed to the Issuer or another Subsidiary of the Issuer with respect to any Indebtedness of the Issuer or such other Subsidiary of the type described in clause (8) of the definition of Permitted Debt in connection with any claim or other obligation that is attributable to the debtor.

      provided, however, that (a) with respect to Indebtedness in clauses (1),
      (2), (3), (4), (9) and (10) above, if the Issuer or any Guarantor is the debtor in respect of such Indebtedness, such Indebtedness must be unsecured, and (b) with respect to Indebtedness in clauses (1), (2) and
      (9) above, both the creditor and the debtor in respect of such Indebtedness must be parties to the Security Trust and Intercreditor Deed.

      For purposes of this definition, (1) if the Issuer or any Subsidiary of the Issuer has shares of Preferred Stock or Disqualified Stock outstanding, the Issuer or such Subsidiary shall constitute the "debtor" with respect to such Preferred Stock or Disqualified Stock and (2) if the Issuer or any Subsidiary of the Issuer owns or holds any shares of Preferred Stock or Disqualified Stock described in clause (1), the Issuer or such Subsidiary shall constitute the "creditor" with respect to such Preferred Stock or Disqualified Stock.

"Permitted Intra-Group Transfer" means

      (1) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of inventory (including equipment that constitutes inventory) between or among the Issuer and any Non-US Subsidiaries in the ordinary course of business;

      (2) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of inventory (including equipment that constitutes inventory) between or among US Subsidiaries (other than US Core Business Subsidiaries engaged in different US Core Businesses) in the ordinary course of business;

      (3) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among the Issuer and any Non-US Guarantors or between or among any Non-US Guarantors, provided however, that where the parties thereto are not in the Same Jurisdiction, such transaction is made at Fair Market Value;

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      (4) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among any Non-US Subsidiaries that are not Guarantors;

      (5) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among Non-US Subsidiaries that are not Guarantors and the Issuer or any Non-US Guarantors, provided however, that such transaction is made at Fair Market Value;

      (6) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights from a US Guarantor that is not a US Core Business Subsidiary to another US Guarantor that is not a US Core Business Subsidiary, provided however, that where the parties thereto are not in the Same Jurisdiction, such transaction is made at Fair Market Value;

      (7) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among any US Subsidiaries that are not Guarantors;

      (8) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among US Subsidiaries that are not Guarantors and any US Guarantors, provided however, that such transaction is made at Fair Market Value;

      (9) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among US Core Business Subsidiaries engaged in the same US Core Business;

      (10) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of assets of a US Core Business by a transferor to a US Guarantor that is incorporated either (a) under the laws of the United States, any state thereof or the District of Columbia or (b) in the Same Jurisdiction as the transferor, in each case solely in compliance with and to the extent necessary to comply with the covenant described under the caption "Description of the Notes -- Certain Covenants -- Covenants Regarding US Core Businesses";

      (11) tax loss surrenders between or among the Issuer and its Subsidiaries;

      (12) a licence, sublicence or transfer of Intellectual Property between or among the Issuer and any of its Subsidiaries or between or among its Subsidiaries, provided that (a) such licence, sublicence or transfer is expressly permitted under or approved in accordance with the terms of the applicable Intellectual Property Licence Agreements or (b) if such Intellectual Property is not the subject of the Intellectual Property Licence Agreements, the Issuer provides express prior written consent to such transaction;

      (13) a transfer of assets that constitutes a Permitted Investment or Restricted Payment that is permitted by the covenant described under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments"; and

      (14) a transfer by FS Holdings Corp of Equity Interests in Marconi Communications Inc. to the US Parent.

"Permitted Investments" means:

      (1) any Investment by the Issuer or a Non-US Subsidiary in the Issuer or a Non-US Subsidiary (including, for these purposes, a newly organized Person that will as a result of such Investment become a Non-US Subsidiary);

      (2) any Investment by a US Subsidiary in a US Subsidiary (including, for these purposes, a newly organized Person that will as a result of such Investment become a US Subsidiary);

      (3) any Investment by FS Holdings Corp in Equity Interests in US Parent solely in exchange for Equity Interests in Marconi Communications Inc;

      (4)   any Investment in cash or Cash Equivalents;

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      (5) any Investment made as a result of the receipt of non-cash or deferred consideration from an Asset Sale that was made in compliance with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales";

      (6) Investments received upon the sale or disposition of assets that were excluded from the definition of "Asset Sale" pursuant to clause
            (1) of the second paragraph of the definition thereof (other than Investments in Equity Interests) or clause (9) of the second paragraph of the definition thereof;

      (7) Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

      (8)   Investments received by the Issuer or any Subsidiary of the Issuer
            (a) as a result of the waiver, compromise, settlement, release or surrender, in each case in the ordinary course of business, of any right or claim of the Issuer or such Subsidiary, including any debt owing to the Issuer or such Subsidiary, or (b) in satisfaction of judgments or pursuant to any plan of reorganization, compromise, scheme or similar arrangement upon the bankruptcy or insolvency of a debtor;

      (9) any refinancing, amendment, renewal, extension, modification or replacement (including in connection with or as a result of a bankruptcy, insolvency, workout, reorganization or recapitalization) of any Investment existing on the Issue Date or any Investment made subsequent to the Issue Date that was permitted to be made under the applicable Indenture, in each case so long as no additional Investment is made;

      (10) receivables (including extended payment terms) created or acquired in the ordinary course of business by the Issuer or any Subsidiary of the Issuer and payable or dischargeable in accordance with its customary trade terms;

      (11) negotiable instruments held for deposit or collection in the ordinary course of business;

      (12) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of, or in connection with, the acquisition of such Person, provided that the acquisition of such Person is permitted pursuant to another clause of the definition of "Permitted Investments";

      (13) loans or advances by the Issuer or any Subsidiary of the Issuer to their respective officers, directors or employees for travel, transportation, entertainment, moving, relocation and other business expenses that are made in the ordinary course of business in an aggregate amount at any time outstanding not to exceed L3 million (or the Sterling Equivalent);

      (14) Investments consisting of loans or advances by the Issuer or any Non-US Subsidiary to customers for the purposes of financing all or a portion of the purchase of goods or services from the Issuer or any Non-US Subsidiary, provided that such Investments do not involve the provision of cash by the Issuer or any Non-US Subsidiary to the recipient of such financing, and provided further that the aggregate amount of all such outstanding Investments made after the Issue Date does not at any time exceed L20 million (or the Sterling Equivalent) (provided that Investments lasting for no more than five (5) London Business Days in connection with arrangements to transfer such loans or advances to third parties will not be included in the calculation of such amount until the expiration of such five (5) London Business
            Days);

      (15) Investments consisting of loans or advances by any US Subsidiary to customers for the purposes of financing all or a portion of the purchase of goods or services from any US Subsidiary, provided that such Investments do not involve the provision of cash by any US Subsidiary to the recipient of such financing, and provided further that the aggregate amount of all such outstanding Investments made after the Issue Date does not at any time exceed US$10 million (or the Dollar Equivalent) (provided that Investments lasting for no more than five (5) London Business Days in connection with arrangements to transfer such loans or advances to third parties will not be included in the calculation of such amount until the expiration of such five (5) London Business Days);

      (16) Investments made with respect to or in connection with the incurrence of workers' compensation, unemployment or casualty insurance, social security or welfare obligations and other related types of statutory obligations (including, for the avoidance of doubt, counter-indemnities from the Issuer

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NOTES

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            or a Subsidiary of the Issuer to the Issuer or another Subsidiary of the Issuer in respect of any of the foregoing and Guarantees provided by the Issuer or any Subsidiary with respect to or in connection with any obligations of the foregoing nature);

      (17) Investments made pursuant to contractual commitments in effect on the Scheme Launch Date;

      (18) Investments made pursuant to contractual commitments in effect on the Issue Date that are listed in a schedule to each Indenture;

      (19) Permitted Hedging Transactions and Permitted Intra-Group Hedging Transactions;

      (20) Investments in the Issuer by any US Subsidiary resulting from the repurchase of any outstanding Notes by such US Subsidiary or the cancellation of such Notes;

      (21) Investments consisting of loans from a US Subsidiary to the Issuer or a Non-US Guarantor that directly or indirectly owns all of the Equity Interests of the US Parent that are permitted by clause (9) of the definition of Permitted Intra-Group Indebtedness;

      (22) any Investment by the Issuer or a Non-US Subsidiary in a US Subsidiary the proceeds of which are used solely to pay the costs of the liquidation, administration, dissolution, closure, suspension of business or winding-up of such US Subsidiary or the termination of a business or operation of such US Subsidiary;

      (23)  Investments consisting of Indebtedness that is permitted by clause
            (14) of the definition of Permitted Intra-Group Indebtedness;

      (24) with respect to the Issuer and the Non-US Subsidiaries, other Investments in any Person (including, for the avoidance of doubt, any joint venture) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (24) that are at the time outstanding, do not exceed (a) L30 million (or the Sterling Equivalent) or (b) from and after the earlier of the second anniversary of the Issue Date and the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, L75 million (or the Sterling Equivalent), provided however, that solely with respect to clause (a), the aggregate Fair Market Value of all Investments made in each twelve-month period commencing on the Issue Date and the first anniversary of the Issue Date shall not exceed L15 million (or the Sterling Equivalent), provided further, that in the case of each of clauses (a) and (b), such amounts shall be calculated after giving effect to any reductions in the amount of any Investments as a result of the repayment or other disposition of the Investments for cash or Cash Equivalents, the amount of the reduction not to exceed the amount of the Investments previously made pursuant to this clause (24); and

      (25) with respect to the US Subsidiaries, other Investments in any Person (including, for the avoidance of doubt, any joint venture) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), that when taken together with all other Investments made pursuant to this clause (25) that are at the time outstanding, do not exceed (a) US$10 million (or the Dollar Equivalent) or (b) from and after the earlier of the second anniversary of the Issue Date and the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, US$25 million (or the Dollar Equivalent), provided however, that in the case of each of clauses (a) and (b), such amounts shall be calculated after giving effect to any reduction in the amount of any Investments as a result of the repayment or other disposition of the Investments for cash or Cash Equivalents, the amount of the reduction not to exceed the amount of the Investments previously made pursuant to this clause
            (25).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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"Permitted Liens" means:

     In relation to the Issuer and its Subsidiaries:

      (1) Liens on assets or property existing at the time of acquisition of the assets or property by the Issuer or any Subsidiary of the Issuer, Liens on assets or property of a Person existing at the time such Person becomes a Subsidiary of the Issuer and Liens on Capital Stock of an acquired Person that becomes a Subsidiary of the Issuer as a result of such acquisition; provided that such Liens were not created, incurred or assumed in connection with, or in contemplation of, such acquisition or such Person becoming a Subsidiary of the Issuer and do not extend to or cover any other assets or property of the Issuer or any of its Subsidiaries;

      (2) Liens to secure Purchase Money Obligations or Capital Lease Obligations, in each case that are permitted under the definition of Permitted Debt;

      (3) Liens arising pursuant to, or as a result of, any leases of property or licensing or escrow arrangements that are excepted from the definition of Asset Sale;

      (4) any Lien the principal purpose and effect of which is to allow the setting-off or netting of obligations with those of a financial institution in the ordinary course of the cash management arrangements of the Issuer or any Subsidiary of the Issuer;

      (5) Liens pursuant to the Security Documents, the Indentures, the Guarantees of the Notes, the Escrow Agreement and the Security Trust and Intercreditor Deed;

      (6)   Liens existing on the Scheme Launch Date;

      (7) Liens existing on the Issue Date that are listed in a schedule to the Indentures;

      (8) Liens (not securing Indebtedness) for Taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with Floating UK GAAP has been made therefor;

      (9) Liens incurred or deposits made in connection with workers' compensation, unemployment insurance, other types of social security or welfare obligations and other types of related statutory obligations;

      (10) Liens arising in relation to Existing Performance Bonds as a result of the provision of cash collateral for such Existing Performance Bonds from the Existing Performance Bond Escrow Account;

      (11) Liens (not securing Indebtedness) in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

      (12) easements, rights of way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Issuer or any of its Subsidiaries;

      (13) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due or that are bonded or that are being contested in good faith and by appropriate proceedings; provided adequate reserves with respect to such Lien are maintained on the books of the Issuer or any Subsidiary of the Issuer for whom the Lien relates, as the case may be, in accordance with Floating UK GAAP;

      (14)  Liens arising by operation of law;

      (15) rights of set-off under contracts entered into in the ordinary course of business;

      (16) any Lien the principal purpose and effect of which is to allow the setting-off or netting of obligations with those of a financial institution under or in connection with any Permitted Hedging Transaction;

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      (17) any retention of title reserved by any seller of goods or any Lien imposed, reserved or granted over goods supplied by such seller in the ordinary course of business;

      (18) Liens arising out of or in connection with pre-judgment legal process or a judgment or a judicial award relating to security for costs;

      (19) any right of first refusal, right of first offer, option, contract, or other agreement to sell or otherwise dispose of an asset of the Issuer or any Subsidiary of the Issuer;

      (20) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer or any Subsidiary of the Issuer in the ordinary course of business, provided that such Liens do not extend to any property or assets which are not the subject of such operating leases;

      (21) Liens resulting from escrow arrangements entered into in connection with a disposition of property or assets;

In relation to the Issuer and the Non-US Subsidiaries only:

      (22) Liens arising from the provision of collateral by the Captive Insurance Company that are required for the captive insurance arrangements of the Issuer and its Subsidiaries, provided that the Fair Market Value of such collateral does not exceed L20 million (or the Sterling Equivalent) in the aggregate at any time;

      (23)  Liens arising out of or in connection with Italian Invoice
            Discounting;

      (24) Liens on cash (including, for the avoidance of doubt, any rights in respect of deposits with a bank or financial institution) with respect to outstanding Indebtedness and other obligations under the New Bonding Facility Agreement and any Replacement New Bonding Facility Agreement (which Lien, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that the aggregate at any time of all cash collateral provided by the Issuer and its Subsidiaries to (a) the New Bonding Facility Security Trustee (excluding all Cash Collateral Releases transferred to the New Bonding Facility Security Trustee and all amounts transferred from the Existing Performance Bond Escrow Account to the New Bonding Facility Security Trustee), and (b) any agent, security trustee or lender under, or otherwise in respect of, any Replacement New Bonding Facility Agreement, does not exceed L25 million (or the Sterling Equivalent);

      (25) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, Liens with respect to surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued on behalf of the Issuer and/or any Non-US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that (a) the aggregate of all outstanding Indebtedness and other obligations under all such instruments or agreements secured by any Lien does not at any time exceed L35 million (or the Sterling Equivalent), provided that for purposes of determining compliance with such L35 million (or the Sterling Equivalent) aggregate amount, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation) and (b) each such Lien shall be incurred by, and be solely in respect of the property or assets of, the Issuer or such Non-US Subsidiary on whose behalf such surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature is issued; and

      (26) Liens with respect to outstanding Indebtedness or other obligations of the Issuer or any Non-US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security) that do not in the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
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            aggregate for the Issuer and each Non-US Subsidiary at any time exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, L35 million (or the Sterling Equivalent), or otherwise (b) L20 million (or the Sterling Equivalent), provided that for purposes of determining compliance with such L35 million (or the Sterling Equivalent) or L20 million (or the Sterling Equivalent) aggregate amount, as the case may be, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation);

In relation to the US Subsidiaries only:

      (27) Liens with respect to surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued on behalf of any US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that the aggregate of all outstanding Indebtedness and other obligations under all such instruments or agreements secured by any Lien does not at any time exceed US$15 million (or the Dollar Equivalent), provided further that for purposes of determining compliance with such US$15 million (or the Dollar Equivalent) aggregate amount, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation);

      (28) Liens on the Pittsburgh Facility and related assets and rights securing Indebtedness under the US Working Capital Facility, provided that the aggregate principal amount of all such outstanding Indebtedness does not at any time exceed US$22.5 million (or the Dollar Equivalent); and

      (29) Liens with respect to outstanding Indebtedness or other obligations of any US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security) that do not in the aggregate for all US Subsidiaries at any time exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding obligations under the Junior Notes or the Junior Note Indenture, US$15 million (or the Dollar Equivalent), or otherwise (b) US$5 million (or the Dollar Equivalent), provided that for purposes of determining compliance with such US$15 million (or the Dollar Equivalent) or US$5 million (or the Dollar Equivalent) aggregate amount, as the case may be, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation).

"Permitted Refinancing Indebtedness" means any Indebtedness of the Issuer or any Subsidiary of the Issuer issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund any Indebtedness that constitutes Permitted Debt pursuant to clauses (1), (2), (6),
(7), (8), (9) or (11) of the definition of Permitted Debt, other than Indebtedness between or among the Issuer and its Subsidiaries, provided that:

      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on such Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

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      (3) solely in the case of the Senior Notes, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Senior Notes and the Guarantees thereof on terms at least as favorable to the holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

      (4) solely in the case of the Junior Notes, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Junior Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Junior Notes and the Guarantees thereof on terms at least as favorable to the holders of Junior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (5) such Permitted Refinancing Indebtedness is incurred either by (a) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is the Issuer, the Issuer, (b) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is a Non-US Subsidiary, the Issuer or such Non-US Subsidiary or (c) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is a US Subsidiary, such US Subsidiary.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Pittsburgh Facility" means the property located at 1000 Marconi Drive, Warrendale, Pennsylvania, USA.

"Preferred Stock" means, with respect to any Person, any Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Equity Interest of any other class in such Person.

"Profit After Taxes" means, with respect to any specified Person for any period, the profit (loss) after tax of such Person, determined in accordance with Floating UK GAAP, consistently applied, and before any reduction in respect of preferred stock dividends, excluding, however:

      (1) any gain (but not loss), together with any related provision for Taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

      (2) any extraordinary or exceptional gain (but not loss), together with any related provision for Taxes on such extraordinary or exceptional gain (but not loss).

"Purchase Money Obligation" means any Indebtedness secured by a Lien on assets or property used or useful in the Permitted Core Business and any additions and accessions thereto, which are purchased by the Issuer or any Subsidiary of the Issuer at any time after the Issue Date; provided that:

      (1) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 360 days after the purchase or substantial completion of the construction of such assets and such Liens shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom;

      (2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions to the assets so purchased or acquired and except in respect of fees and other obligations in respect of such Indebtedness; and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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      (3) (a) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100 per cent. of the purchase price to the Issuer or such Subsidiary of the assets subject thereto or (b) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

"Reference Treasury Dealer" means a primary US Government securities dealer in New York City selected by the Senior Note Trustee or, if no Senior Notes are outstanding, the Junior Note Trustee.

"Reference Treasury Dealer Quotations" means, with respect to each of the Senior Notes and the Junior Notes, each Reference Treasury Dealer and any Repayment Date, the average, as determined by the Senior Note Trustee, or if no Senior Notes are outstanding, the Junior Note Trustee, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to such Note Trustee by such Reference Treasury Dealer at 5:00 p.m. (London Time) on the third Business Day preceding such Repayment Date.

"Registrar" means an office or agency maintained by the Issuer where Notes in registered form may be presented for transfer, exchange or payment under the Senior Note Indenture and/or the Junior Note Indenture, as applicable, which initially shall be The Bank of New York under the Senior Note Indenture and the Junior Note Indenture.

"Relevant Currency" means (i) in the case of the Dollar Senior Notes and the Junior Notes, United States dollars, (ii) in the case of the Euro Senior Notes and the Convertible Euro Senior Notes, Euros and (iii) in the event the Issuer elects to pay a redemption amount in British pounds sterling as described under the caption entitled "Description of the Notes -- Redemption -- Optional Payment of Redemption Amounts in British Pounds Sterling", British pounds sterling.

"Relevant Documents" means the Security Trust and Intercreditor Deed, any Agent/Trustee/New Bonding Facility Bank Accession Letter, any Guarantor Accession Letter, the Indentures, the Escrow Agreement, the Notes, the New Bonding Facility Agreement, the Security Documents, certain fee letters and any notices issued and any other documents or agreements entered into in connection with or relating to such documents.

"Relevant Period" means each of the following periods: (1) the six months ending September 30, 2005; and (2) the twelve months ending on each of March 31, 2006, September 30, 2006, March 31, 2007, September 30, 2007 and March 31, 2008.

"Repayment Date" means, in respect of the Senior Notes, each date upon which the Issuer redeems all or part of the outstanding Senior Notes and, in respect of the Junior Notes, each date upon which the Issuer redeems all or part of the outstanding Junior Notes.

"Replacement New Bonding Facility Agreements" means any facility agreement or agreements entered into on or after the Issue Date between or among the Issuer and/or any Non-US Subsidiary with any bank, insurance company or other financial institution providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature on behalf of the Issuer and/or any Non-US Subsidiary, as such agreement or agreements may be amended, extended, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, extensions, supplements or other modifications of the foregoing); provided that (1) the term of each such facility shall not extend beyond the date that is 30 months after the Issue Date (but, for the avoidance of doubt, Indebtedness and other obligations incurred or arising under any such facility on or prior to the date that is 30 months after the Issue Date may extend beyond such date in accordance with the provisions of any such facility) and (2) no such facility agreement shall require the Issuer and/or any Non-US Subsidiary to cash-collateralize any instrument issued thereunder, or otherwise require the Issuer and/or any Non-US Subsidiary to grant any Lien to secure any instrument issued thereunder on any property or asset having a value, in excess of 50 per cent. of the face or principal amount of any such instrument.

"Required Holders" means, at any time and with respect to any Tranche of Notes, the holder or holders of at least the specified percentage of the aggregate principal amount of the outstanding Notes of such Tranche (in the

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
NOTES

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case of the Senior Notes, including all Dollar Senior Notes, Euro Senior Notes and all Convertible Euro Senior Notes) at the time outstanding (exclusive of Notes of such Tranche then owned by the Issuer or any of its Affiliates or held in escrow for distribution to Scheme Creditors). Solely for the purpose of making a determination of "Required Holders" with respect to a Tranche of Notes, the aggregate principal amount of all Dollar Senior Notes outstanding (exclusive of Notes of such Tranche then owned by the Issuer or any of its Affiliates or held in escrow for distribution to Scheme Creditors) at any time shall be translated into Euro using the Fixed Exchange Rate.

"Research and Development Cost Sharing Agreement" means the research and development cost sharing agreement entered into on or prior to the Issue Date by Marconi Communications GmbH, Marconi Communications Inc, Marconi Communications Limited and Marconi Communications SpA.

"Restructuring" means the Scheme of Arrangement under Section 425 of the Companies Act 1985 between Marconi Corporation plc and its Scheme Creditors (as defined therein) in the High Court of Justice of England and Wales.

"Ringfenced IPR Co" means Marconi Intellectual Property (Ringfence) Inc., a Wholly-Owned Subsidiary of Marconi Communications Inc. that is incorporated under the laws of the State of Delaware, United States of America, to which all legal and beneficial ownership of Patents relating to the North American Access Business, the BBRS Business and the Outside Plant and Power Business owned by any US IP Opco are transferred on or prior to the Issue Date.

"Sale and Leaseback Transaction" means an arrangement relating to assets or property now owned or hereafter acquired whereby the Issuer or any Subsidiary of the Issuer transfers such assets or property to a Person and the Issuer or any Subsidiary of the Issuer leases it from such Person, if the amount of the liability in respect of such lease would at that time be required to be capitalized on a balance sheet in accordance with Floating UK GAAP.

"Same Jurisdiction" means (1) with respect to any Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, any of such jurisdictions and (2) with respect to any Person organized and existing under the laws of any other jurisdiction, such other jurisdiction.

"Scheme Creditors" means the creditors of the Issuer and Marconi plc in respect of the Restructuring.

"Scheme Launch Date" means the date of the explanatory statement for the Restructuring that is distributed to Scheme Creditors.

"SEC" means the US Securities and Exchange Commission.

"Secured Creditors" means the Security Trustee, any Receiver or Delegate, the Depositary, the Paying Agent, the Registrar, the Senior Note Trustee (for itself and as trustee for the holders of the Senior Notes), the Junior Note Trustee (for itself and as trustee for the holders of the Junior Notes), the New Bonding Facility Security Trustee and each of the New Bonding Facility Banks and their successors and assigns.

"Secured Obligations" means all present and future indebtedness, liabilities and obligations (for the avoidance of doubt, including any liabilities and obligations which have been cash-collateralized by the Obligors) at any time of any Obligor under the Relevant Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

      (1)   any refinancing, novation, deferral or extension;

      (2) any obligation relating to any increase in the amount of such obligations;

      (3)   any claim for damages or restitution; and

      (4) any claim as a result of any recovery by an Obligor of a payment or discharge, or non-allowability, on the grounds of preference,

and any amounts that would be included in any of the above but for any discharge, non-provability or unenforceability of those amounts in any insolvency or other proceedings (including interest accruing after the commencement of any insolvency or other proceedings).

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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"Security Documents" means (1) the Initial Security Documents securing the Secured Obligations, (2) any other pledge agreements, security agreements, mortgages, deeds of trust and other agreements, instruments and documents entered into from time to time by the Issuer or any Subsidiary of the Issuer creating or granting any Guarantee, indemnity or Lien in favor of any of the Secured Creditors or the Security Trustee, as trustee for the Secured Creditors, as security for any of the Secured Obligations and (3) any other agreements, instruments and documents executed and delivered pursuant to any of the foregoing, in the case of each of clauses (1) through (3), as amended, modified, restated or supplemented from time to time.

"Security Trust and Intercreditor Deed" means the Security Trust and Intercreditor Deed dated the Issue Date between Marconi Corporation plc, the Security Trustee, the Guarantors, the Senior Note Trustee, the Junior Note Trustee, the Obligors, the New Bonding Facility Agent, the New Bonding Facility Banks, the Depositary, the Paying Agent, the Registrar, the Intra-Group Creditors (as defined therein) and the Intra-Group Borrowers (as defined therein) as amended, modified, restated or supplemented from time to time.

"Security Trustee" means The Law Debenture Trust Corporation p.l.c., as security trustee under the Security Trust and Intercreditor Deed and its successors and assigns thereunder.

"Senior Note Interest Accrual Period" means, in respect of each Senior Note Interest Period, (1) if no Repayment Date has occurred during a Senior Note Interest Period, such Senior Note Interest Period or (2) if one or more Repayment Dates have occurred during such Senior Note Interest Period, each successive period beginning on (and including) the first day of such Senior Note Interest Period and ending on (but excluding) the next Repayment Date and thereafter each period beginning on (and including) such Repayment Date and ending on (but excluding) the next Repayment Date, or if none the next Senior
Note Interest Payment Date.

"Senior Note Interest Payment Date" means each January 15, April 15, July 15 and October 15, commencing July 15, 2003.

"Senior Note Interest Period" means each period beginning on (and including) the Issue Date or any Senior Note Interest Payment Date and ending on (but excluding) the next Senior Note Interest Payment Date.

"Senior Notes" means the Guaranteed Senior Secured Notes due 2008 issued by the Issuer pursuant to the Restructuring.

"Series" means (1) with respect to the Senior Notes, each of the Convertible Euro Senior Notes, the Euro Senior Notes and the Dollar Senior Notes and (2) the Junior Notes.

"Significant Subsidiary" means any Subsidiary of the Issuer if any of the (a) unconsolidated Total Assets, (b) unconsolidated External Assets, (c) unconsolidated External Sales, or (d) commencing on March 31, 2005, unconsolidated EBITDA of such Subsidiary is greater than 5 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries, or the (x) consolidated External Assets, (y) consolidated External Sales or (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole (calculated in the manner specified in paragraphs
(a)-(e) of the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements"). Solely for the purposes of determining whether an Event of Default has occurred under the Senior Note Indenture or Junior Note Indenture, or an Insolvency Event has occurred under the Security Trust and Intercreditor Deed (in each case other than with respect to the approval by stockholders of a Subsidiary of the Issuer (other than a Guarantor or a Subsidiary of the Issuer that is a Significant Subsidiary in its own right) of any plan or proposed plan for the solvent liquidation or dissolution of such Subsidiary), "Significant Subsidiary" shall include any Subsidiaries of the Issuer that would, in the aggregate, collectively constitute a Significant Subsidiary.

"Standstill Event" means the occurrence of a Default under the Senior Notes.

"Standstill Notice" means a notice delivered by the Senior Note Trustee to the Security Trustee (with a copy to the Issuer and the Junior Note Trustee) notifying the Security Trustee of a Standstill Event.

"Standstill Period" means the period from the date of the issuance of a Standstill Notice by the Senior Note Trustee and ending on the earlier of:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
NOTES

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      (1) the expiration of a period of 179 days after the date of the issuance of such Standstill Notice by the Senior Note Trustee;

      (2) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) that the Default under the Senior Notes in respect of which that Standstill Notice was issued is no longer continuing;

      (3) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) that the Standstill Notice has been cancelled by the Senior Note Trustee acting on the instructions of the Required Holders of at least a majority of the aggregate principal amount of the then outstanding Senior Notes; and

      (4) the date on which the Senior Notes Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Secured Obligations under the Senior Notes and the Senior Note Indenture have been discharged in full and there are no further liabilities under the Senior Notes or the Senior Note Indenture.

"Stated Maturity" means, with respect to any installment of interest or principal on any Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness.

"Sterling Equivalent" means, with respect to any monetary amount in a currency other than British pounds sterling, at any time of determination thereof, the amount of British pounds sterling obtained by translating the amount of such foreign currency into British pounds sterling at the spot rate for the purchase of sterling with the applicable foreign currency as published in the Financial Times on the date that is two (2) London Business Days prior to such determination (or, in the case of the determination of the principal amount of the Senior Notes to be issued in the Restructuring, by translating the amount of any such foreign currency at the Currency Rate (as defined in Part V)).

Except as described under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", whenever it is necessary to determine (1) compliance with any covenant that contains an amount expressed in British pounds sterling in the applicable Indenture or (2) whether a Default has occurred, and in either case an amount is expressed in a currency other than British pounds sterling, such amount will be treated as the Sterling Equivalent determined as of the date such amount is initially determined in such currency.

"Subordinated Indebtedness" means (1) with respect to the Issuer, any Indebtedness that is expressly subordinated to the Senior Notes or the Junior Notes and (2) with respect to any Guarantor, any Indebtedness of such Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Senior Notes or the Junior Notes.

"Subsidiary" means, with respect to any specified Person:

      (1) any corporation, association or other business entity of which more than 50 per cent. of the total voting power of its Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

      (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or
            (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Taxes" means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties, interest and other liabilities related thereto).

"Taxing Authority" means any government or political sub-division or territory or possession of any government or any authority or agency therein or thereof having power to impose a Tax.

"Total Assets" means, with respect to any specified Person at any date, the total gross assets of such Person on such date in accordance with Floating UK GAAP.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
                                                                           NOTES

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"Tranche" means the Senior Notes or the Junior Notes.

"Transaction Security" means all assets, properties and rights of the Issuer and its Subsidiaries that are subject to Liens pursuant to the terms and provisions of the Security Documents in order to secure the Secured Obligations.

"UK IP Opcos" means all Non-US Subsidiaries organized or incorporated in the United Kingdom having legal and beneficial ownership of Patents.

"UK IPR Co" means Marconi UK Intellectual Property Limited, a Wholly-Owned Subsidiary of Marconi Communications Limited that is incorporated under the laws of England and Wales, that is a Non-US Subsidiary and to which all legal and beneficial ownership of Patents owned by UK IP Opcos are transferred on or prior to the Issue Date.

"US Core Business Sale" means any direct or indirect sale, assignment, conveyance, lease or other disposition of all or substantially all of the Equity Interests, properties or assets of one or more of the US Core Businesses or one or more of the US Core Business Subsidiaries, or any consolidation, merger, sale, assignment, transfer, lease or other disposition of or involving one or more of the US Core Businesses or one or more of the US Core Business Subsidiaries or any of their respective Equity Interests, properties or assets.

"US Core Business Subsidiary" means a US Subsidiary that is a direct or indirect Wholly-Owned Subsidiary of the Issuer and designated as a holder of a US Core Business by the Issuer by notice to the applicable Note Trustee.

"US Core Businesses" means the assets and liabilities of each of:

      (1)   the Outside Plant and Power Business;

      (2)   the North American Access Business; and

      (3)   the BBRS Business.

"US Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"US GAAP" means generally accepted accounting principles in the United States, consistently applied, and as in effect from time to time.

"US Guarantor" means each of:

      (1)   Marconi Communications, Inc.
            Marconi Networks Worldwide, Inc.
            Marconi Communications Technology, Inc.
            Marconi Communications Federal, Inc.
            Marconi Acquisition Corp.
            Marconi Intellectual Property (Ringfence) Inc. Marconi Communications Limited (Ireland)
            Marconi Communications Optical Networks Limited Marconi Communications, S.A. de C.V.
            Marconi Communications de Mexico, S.A. de C.V. Marconi Communications Exportel, S.A. de C.V. Administrativa Marconi Communications, S.A. de C.V. Marconi Communications BV; and
            Marconi Communications GmbH (Switzerland);

      (2) any other US Subsidiary that executes a Guarantee of (a) the Senior Notes pursuant to the Senior Note Indenture and (b) the Junior Notes pursuant to the Junior Note Indenture; and

      (3)   each of their respective successors and assigns.

"US IP Opcos" means all Subsidiaries of the Issuer organized or incorporated under the laws of the United States, any state thereof or the District of Columbia having legal and beneficial ownership of Patents.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 8: SUMMARY OF THE TERMS OF THE NEW SENIOR NOTES AND THE NEW JUNIOR
NOTES

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"US IPR Co" means Marconi Intellectual Property (US) Inc., a Wholly-Owned Subsidiary of Marconi Inc. that is incorporated under the laws of the State of Delaware, United States of America, to which all legal and beneficial ownership of Patents (other than any Patents transferred to Ringfenced IPR Co) owned by any US IP Opco are transferred on or prior to the Issue Date.

"US Parent" means either (1) Marconi Communications Inc. or (2) a Wholly-Owned Subsidiary of the Issuer which: (a) is incorporated after the Issue Date; (b) becomes a US Guarantor; and (c) acquires the Equity Interests in Marconi Communications Inc.

"US Subsidiary" means each of US Parent and each of its Subsidiaries, provided that they constitute a Subsidiary of the Issuer.

"US Working Capital Facility" means the US$22.5 million working capital facility entered into on or about the Issue Date, among Marconi Communications, Inc. and Liberty Funding, LLC providing for revolving credit or working capital loans, as such agreement, in whole or in part, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing in whole or in part, whether by the same or a different borrower or borrowers and/or lender or group of lenders), which facility or facilities either is secured solely by a Lien on the Pittsburgh Facility and related assets and rights or is unsecured.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

      (2)   the then outstanding principal amount of such Indebtedness.

"Wholly-Owned Subsidiary" of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) are at the time owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                   APPENDIX 9
                                EXCLUDED CLAIMS

The following definitions are used in this Appendix:

"CORP PENSION PROMISES OR ARRANGEMENTS" means any promise or arrangement to provide pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, which are for the benefit of any officer or former officer or employee or former employee of the Marconi Group or for the benefit of persons dependent on any such persons, including any guarantees and indemnities given by Corp to trustees or administrators of arrangements providing such benefits, and any statutory liabilities owing to any government authority (including PBGC) in respect of any such promises or arrangements.

"ESOP ESCROW AGREEMENT" means the escrow agreement between plc, Corp, HSBC Bank plc and Barclays Bank PLC dated 13 December 2002.

"MOBILE ESCROW AGREEMENT" means the escrow agreement between Corp, plc, Marconi Bruton Street Limited, HSBC Bank plc, the ESOP Derivative Banks, Bedell Cristin Trustees Limited and Slaughter and May dated 2 August 2002.

"ITALIAN IMPLIED GUARANTEE" means the Guarantee implied under Article 2362 of the Italian Civil Code which may arise as a result of Corp's sole shareholding in Marconi Finanziaria SpA for the period from March 2000 to 29 October 2001.

"ORDINARY COURSE OF BUSINESS" means the ordinary day-to-day business activities carried on by Corp, conducted with a degree of regularity, or a one-off transaction concluded in the nature of trade and with a view to a profit and being such as might reasonably be expected to occur without requiring the specific authority of the board of Directors.

"PLC PENSION PROMISES OR ARRANGEMENTS" means any promise or arrangement to provide pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, which are for the benefit of any officer or former officer or employee or former employee of the Marconi Group or for the benefit of persons dependent on any such persons, including any guarantees and indemnities given by plc to trustees or administrators of arrangements providing such benefits, but only to the extent such promise or arrangement represents a Preferential Claim or is protected by a lien or under sections 91 and/or 92 of the Pensions Act 1995 and/or is a liability under section 75 of that Act.

"PLC SERVICES" means the services provided by plc's auditors, plc's insurance brokers, registrars and advisers in respect of regulatory matters in connection with the implementation of the plc Scheme.

"PRE-DISPOSAL LIABILITIES" means any liability of Corp to a third party in respect of a former Affiliate of Corp which has been the subject of a disposal and arising as a result of:

a. any financial or other guarantee, indemnity, counter indemnity or similar arrangement given by Corp in respect of the obligations of that former Affiliate; or

b. any claim being made under a performance bond, bank guarantee or similar instrument in respect of that former Affiliate.

"RESTRUCTURING PARTIES AND ADVISERS" means:

a.     all advisers to the relevant Scheme Company;

b.     the Prospective Supervisors and their advisers;

c.     the Escrow Trustee and its advisers;

d.     the Distribution Agent and its advisers;

e.     the Eurobond Trustee and its advisers;

f.     the Yankee Bond Trustee and its advisers;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

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g.     the Co-ordination Committee and its advisers;

h.     the Informal Committee of Bondholders and its advisers;

i.     Bondholder Communications;

j.     the Sponsors and their advisers;

k.     the ESOP Derivative Banks and their advisers;

l.     the trustee of the New Senior Notes and its advisers;

m.     the trustee of the New Junior Notes and its advisers; and

n.     the security trustee in respect of the New Notes.

"TRADING OBLIGATIONS" means obligations of a commercial character incurred in the Ordinary Course of Business any of which arise from the supply of goods or services in exchange for payment in money or money's worth.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

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PART I -- LIST OF EXCLUDED CLAIMS UNDER THE CORP SCHEME

SUMMARY OF EXCLUDED CLAIMS

The following Liabilities (as at the Record Date) will be excluded from the Corp
Scheme:

(1) claims of employees of Corp (who were employees at the Record Date) under their respective contracts of employment and fee arrangements of Directors (who were Directors at the Record Date) including those set out below;

(2) Corp's Liability in respect of any Corp Pension Promises or Arrangements including those set out below;

(3) certain guarantee or indemnity obligations of Corp given in respect of obligations of Affiliates which are considered to be beneficial to that Affiliate's ongoing operations as set out below;

(4) Liabilities in respect of Trading Obligations of Corp or its Affiliates under contracts where, and to the extent that, Corp is a joint or joint and several obligor with one or more Affiliates including those set out below;

(5) contractual obligations, including warranty and indemnity obligations, of Corp under disposals and acquisitions (each otherwise than in the Ordinary Course of Business), demergers, mergers and joint ventures and any Pre-Disposal Liabilities including those set out below;

(6) intra-group loan and trading account claims against Corp by any Affiliate;

(7) Corp's Liabilities under commercial contracts or licences relating to the Wider Corp Group and ongoing trading operations of Affiliates to which Corp is a party and which are regarded as beneficial to the Wider Corp Group's ongoing operations and the documentation which has been entered into in connection with the Restructuring prior to the Record Date in each case as set out below;

(8) Ordinary Course of Business liabilities incurred in connection with the supply of goods and/or services to Corp as set out below;

(9) Corp's Liabilities to third parties which are covered by a Corp Insurance Policy and Liabilities of Corp which would be covered by a Corp Insurance Policy but for:

       a. any excess, deductible or limit of liability applicable under any Corp Insurance Policy to any such liability; or

       b. any insurer failing to satisfy any Corp Insurance Policy claim in full when payable when the insurer is in liquidation or provisional liquidation or administration under the Insolvency Act 1986 (as amended from time to time) or subject to any scheme of arrangement under section 425 of the Act (or any equivalent or analogous proceeding or arrangement in any other jurisdiction, including any proceeding under chapter 11 of the Bankruptcy Code); or

       c. the Corp Insurance Policy or any claim under it being void or avoided by any insurer,

       being Liabilities of Corp in respect of which the third party would have rights against the insurer under that Corp Insurance Policy by virtue of section 1 of the 1930 Act in the event that any of the events set out in section 1(1)(b) of the 1930 Act occurred with respect to Corp.

(10)   Preferential Claims;

(11) rights of indemnity of directors and officers of Corp (who were directors and/or officers of Corp at the Record Date) against Corp under its articles of association and at common law;

(12) costs, fees and expenses of the Restructuring Parties and Advisers (and any Liability under any engagement letter or similar arrangement entered into by Corp with such parties) incurred in connection with the consideration, negotiation and implementation of the Restructuring in each case as set out below;

(13) Liabilities of Corp to a creditor where all such liabilities in aggregate to that creditor do not exceed L5,000 which, for the avoidance of doubt, do not include any liabilities in respect of Bonds;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

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(14) Liabilities in respect of dividends declared prior to the Record Date on the shares in the capital of Corp but not claimed by the relevant shareholder or former shareholder;

(15) Liabilities in respect of the lease of the property at 329-333 High Street, Stratford, London;

(16) Corp's Liabilities under the restructuring undertaking agreements of each ESOP Derivative Bank, the ESOP Escrow Agreement, Mobile Escrow Agreement, Subsequently Sold Opco Escrow Agreements and the ESOP Settlement Agreement (as more fully described in part I Section 2, Part D.2.);

(17) Corp's Liability in respect of any personal injury claims which are not excluded from the Corp Scheme under paragraph (9) above; and

(18)   Corp's Liability (if any) in respect of the Italian Implied Guarantee.

LISTS OF CLAIMS

Notes:

(1) To avoid duplication claims that may fall into two or more categories have been assigned to one category and only listed once.

(2) For the avoidance of doubt, liabilities of plc which are being novated to Corp on or prior to the Effective Date are excluded and have been listed below where appropriate.

(3)    Lists have not been provided for categories 6, 10, 11 and 13 to 18.

CATEGORY 1

CLAIMS OF EMPLOYEES OF CORP (WHO WERE EMPLOYEES AT THE RECORD DATE) UNDER THEIR RESPECTIVE CONTRACTS OF EMPLOYMENT AND FEE ARRANGEMENTS OF DIRECTORS (WHO WERE DIRECTORS AT THE RECORD DATE)

A. EMPLOYEES

1.   Cunliffe, John
2.   Abraham, Nigel
3.   Claringburn, Harry
4.   Hoste, Colin
5.   Griffin, Philip
6.   Sharrat, Michael
7.   Stoney, David
8.   Harris, Peter
9.   Towler, Daney
10.  Whitford, Gillian
11.  Wood, Mike
12.  Kedney, Sharon
13.  Johnson, Peter
14.  Smith, Rod
15.  Kendall, Richard
16.  Surrey, Mike
17.  Sutcliffe, Neil
18.  Butcher, Paul
19.  Plato, Mark
20.  Kindt, Stefan
21.  Brown, Peter
22.  Green, Rob
23.  Ghiggino, Pierpaolo
24.  Copley, Steve
25.  Milnes-James, Richard
26.  Butler, Kim
27.  Evans, Christopher
28.  Hallifax, Rodney
29.  Akehurst, David
30.  Parry, Ewan
31.  Alam, Salim S
32.  Banks, Robert
33.  Reid, Damian
34.  Bailey, Christine
35.  Wilson, Philip
36.  Gordon, Elizabeth
37.  Robinson, Fiona
38.  Metcalfe, Christopher
39.  Johnson, William
40.  Baldwin, Nigel
41.  Robinson, Richard
42.  Wanklyn, John
43.  Widdowson, Andrew
44.  Lewis, Helen
45.  Banks, Caroline
46.  Ritchie, Fiona
47.  Harriman, Martin
48.  Keech, Lucy
49.  Thwaites, Claire
50.  Shaikh, Roohi
51.  Donaldson, Craig
52.  Green, Heather
53.  Ben David, Jayne
54.  Smith, Trevor
55.  Shepherd, Thomas
56.  McPhail, Richard
57.  Din, Zakia
58.  Pace, Steve
59.  Gregory, Paul
60.  Chapple, Chris
61.  Burgess, Mike
62.  Evans, Simon G
63.  Maddison, Derek
64.  Knott, Gavin
65.  O'Boyle, Kevin James
66.  Clarke, Paula
67.  Gardiner, Josephine
68.  Gosden, Cary
69.  Mixture, Kim
70.  Pollard, Audrey
71.  Purver, Anna
72.  Weathersby, Ann
73.  Randall, Jane
74.  Maisuria, Rajesh
75.  Bates, Susan
76.  Cockayne, Gillian
77.  Pike, Alma
78.  Bradley, Roy
79.  Camp, Ronald
80.  Ferns, Anthony
81.  Tolfree, Roger
82.  Waters, Jeffrey
83.  Bradley, David John
84.  Lee, David John
85.  Elsley, Christopher Neil
86.  Kimberlye, David Michael
87.  Voss, Peter Donald
88.  Branigan, Mark St. John
89.  Lee, Simon Edward Redvers
90.  Maltby, Ian
91.  Foulkes, Anthony
92.  Goodwin, David John
93.  Cross, Ian Stewart
94.  Fradley, David Maurice
95.  Allen, Graham
96.  Dean, Andrea
97.  Lea, Lesley Amanda
98.  Dodd, Karen Jayne
99.  Strain, Elaine
100. Hampton, Dawn
101. Towers, Sharon Joan
102. Marsden, Anne

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

103. Jones, Linzi
104. Taylor, Anne-Marie
105. Stevens, Lisa
106. Morris, Jackie Louise
107. Young, Paula Jayne
108. Dawson, Margaret Ann
109. Stone, Susan Ann
110. Luft, Pamela Gay
111. Hancocks, Michelle
112. Crutchley, Sandra Norma
113. Ward, Tamasine Louise
114. Denne, Clare Louise
115. Jones, Julie Anne
116. Sides, Claire
117. Worthington, Philip Michael
118. Bonnelame, Steven
119. Stephenson, Emma
120. Hurley, Miles
121. Ranson, Jodie
122. Etheridge, Louise
123. Kelly, Joe
124. Scott, Jonathan Cape
125. Oldham, Joanne
126. Geraci, Christina
127. Parsons, Timothy John
128. Cini, Nicholas Jonathan
129. Beck, David Clive
130. Fitzpatrick, Liam
131. Randell, Kathleen May
132. Skelly, Mary
133. Holden, Emma Louise
134. Sihra, Surinderjit
135. Burdon Bailey, Elizabeth
136. Jacobs, Michael
137. Patel, Parag
138. Rankin, Andrew Charles Maclean
139. Wright, Trevor
140. Champken, Graham
141. Jamison, Louise
142. Loveday, Jane
143. Parton, Michael
144. Donovan, Michael
145. Holden, Christopher
146. Smith, Kevin D.
147. Manuel, Paul
148. Devaney, John

B. DIRECTORS

     Name                                  Document Descriptions                 Date
     ----                                  ---------------------                 ----
1.   Atkinson, Michael Kent                Engagement letter                     16/12/02
2.   Koepf, Werner Karl                    Engagement letter                     16/12/02

CATEGORY 2

CORP'S LIABILITY IN RESPECT OF ANY CORP PENSION PROMISES OR ARRANGEMENTS

LIST OF PENSION SCHEMES

UK

The UK Plan (including the deed of indemnity dated 1 October 1999 made between Corp (then called The General Electric Company plc) and Stanhope Pension Trust Limited)

Funded Unapproved Retirement Benefit Schemes for:

      Michael Parton                        Marc Mabon
      Michael Donovan                       Stephen Pace
      Peter Rowley                          Damian Reid
      Kevin O'Boyle                         Rod Smith
      Salim Alam                            Neil Sutcliffe
      David Beck                            Philip Wilson
      Patricia Dooley                       John Mayo

Unfunded Unapproved Retirement Benefits Schemes for:

      Lady Weinstock
      Anthony Cobbe

UNITED STATES

Marconi USA Employees' Retirement Plan

RELTEC Corporation Retirement Plan

RELTEC Supplemental Executive Retirement Plan

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 3

CERTAIN GUARANTEE OR INDEMNITY OBLIGATIONS OF CORP GIVEN IN RESPECT OF OBLIGATIONS OF AFFILIATES WHICH ARE CONSIDERED TO BE BENEFICIAL TO THAT AFFILIATE'S ONGOING OPERATIONS

NB THIS LIST SETS OUT THE ONLY CLAIMS WHICH FALL INTO THIS CATEGORY

     Description                                 Recipient                                                Date
     -----------                                 ---------                                                ----
1.   General counter indemnity in respect of     Federal Insurance Company and Alliance Assurance         01/01/71
     the following performance bonds issued by   Company (Chubb)
     Federal Insurance Company and Alliance
     Assurance Company (Chubb) on behalf of
     subsidiaries of Corp:
     Contracting Subsidiary                      Beneficiary                                              Issue date
     -----------------------------------------   ------------------------------------------------------   --------------
     G.E.C. (Hong Kong) Limited                  Route 3 Contractors Consortium                           29/02/96
     G.E.C. (Hong Kong) Limited                  Mass Transit Corporation of MTR Tower                    02/08/99
     G.E.C. (Hong Kong) Limited                  Mass Transit Railway Corporation                         28/11/97

2.   Counter indemnity obligations to American   American Home Assurance Company (AHAC)                   09/12/93
     Home Assurance Company (AHAC) in respect
     of the following performance bonds issued
     by AHAC on behalf of G.E.C. (Hong Kong)
     Ltd in favour of Lantau Fixed Crossing
     Highway Department:
     Contracting Subsidiary                      Beneficiary                                              Issue date
     -----------------------------------------   ------------------------------------------------------   --------------
     G.E.C. (Hong Kong) Limited                  Lantau Fixed Crossing -- Highway Dept (Part N)           09/12/93
     G.E.C. (Hong Kong) Limited                  Lantau Fixed Crossing -- Highway Dept (Part X & Y)       09/12/93
3.   Parent Company Guarantee of the             The Government of the Hong Kong SAR                      08/12/93
     obligations of G.E.C. (Hong Kong) Limited
     under a maintenance contract for the Hong
     Kong Traffic Control System
4.   Parent Company Guarantee of the             Nishimatsu Construction Co and Kumagai Gumi Co Limited   30/06/94
     obligations of G.E.C. (Hong Kong) Limited
     under a sub-contract for electrical and
     mechanical engineering works for the
     Western Harbour Crossing, Hong Kong
5.   Specific counter indemnity to Standard      Standard Chartered Bank Hong Kong                        06/07/94
     Chartered Bank Hong Kong in respect of a
     performance bond given by them to
     Nishimatsu Kumagai Joint Venture relating
     to the sub-contract dated 30/06/94 at 4
     above
6.   Parent Company Guarantee of the             Nishmatsu Construction Co. Limited and Dragages et       21/03/96
     obligations of G.E.C. (Hong Kong) Limited   Travaux Publics (HK) Limited in a joint venture
     under a sub-contract dated 21/03/96
7.   Parent Company Guarantee of the             The Airport Authority                                    13/02/97
     obligations of G.E.C. (Hong Kong) Limited
     under a contract dated 13/02/97
8.   Parent Company Guarantee of the             Dragages-Zen Pacific Joint Venture                       09/08/99
     obligations of G.E.C. (Hong Kong) Limited
     under a sub-contract dated 03/08/99
9.   Corp's obligations under the All Monies     Midland Bank Ltd (now HSBC Bank plc)                     12/03/02 and
     Guarantee dated 12/03/02 and the                                                                     09/12/68
     Guarantee letter dated 09/12/68 in
     respect of the following performance
     bonds:
     Contracting Subsidiary                      Beneficiary                                              Issue date
     -----------------------------------------   ------------------------------------------------------   --------------
     G.E.C. (Hong Kong) Ltd                      Dragages-Zen Pacific Joint Venture                       30/11/99
     Marconi Communications Asia Ltd             MTR Corporation Limited                                  13/10/00
     Marconi Communications Asia Ltd             ERG Transit Systems (HK) Limited                         30/08/01

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Description                                 Recipient                                                Date
     -----------                                 ---------                                                ----
     Marconi Communications International Ltd    Loxley Business Information Technology Co Ltd            15/08/01
     Marconi Communications International Ltd    Loxley Business Information Technology Co Ltd            15/10/01
     Marconi Communications International Ltd    Korea Telecom                                            27/09/01
     Marconi Communications SpA                  Omnitel Pronto Italia S.p.A.                             17/12/01
     Marconi Communications Inc                  Indemnity Insurance Co of North America                  01/01/02
     Marconi Communications Ltd                  Merseyside Fire Service                                  20/11/01
     Marconi Communications Ltd                  Secretary of State for Transport                         15/01/02
     Marconi Communications SpA                  Albacom                                                  01/01/02
     Marconi Communications China Ltd            World Tender Industrial Ltd                              07/01/02
     MNI Tecnologias e Sistemas de Comunicacao   Onitelecom-Infocomunicacoes S.A.                         09/01/02
     S.A.
     MNI Tecnologias e Sistemas de Comunicacao   Onitelecom-Infocomunicacoes S.A.                         09/01/02
     S.A.
     Marconi Communications International Ltd    Compania de Telecomunicaciones de Chile (C.T.C.)         24/01/02
     Marconi Communications Asia Ltd             China National Machinery I/E Co.                         16/01/02
     Marconi Communications GmbH                 Wasser-Und Schiff Ltd                                    01/01/02
     Marconi Communications GmbH                 Commerzbank AG                                           05/08/02
     Marconi Communications GmbH                 Mannesmann Mobilfunk GmbH, Dusseldorf                    24/01/02
     Marconi Communications International Ltd    Alstom Transport                                         20/12/02
     Marconi Inc.                                ACE Insurance Company                                    06/06/02
     Marconi Communications GmbH                 Mannesmann Mobilfunk GmbH, Dusseldorf                    24/01/02
     Marconi Communications Ltd                  H M Customs & Excise                                     18/06/02
     Marconi Middle East LLC                     Ministry of Communications                               24/05/02
     Beijing Marconi Communications Technology   CITIC Industrial Bank                                    06/06/02
     Co. Limited
     Marconi Communications International Ltd    Alstom Transport                                         20/12/02
     Marconi Communications GmbH                 Deutsche Bank AG                                         05/08/02
     Marconi Communications China Ltd            ANZ Bank, London for MoR contract                        28/05/02
     Marconi Communications China Ltd            China National Machinery Import and Export Corporation   10/07/02
     Marconi Middle East LLC                     Electronic Components Industries                         28/06/02
     Marconi Australia Pty Ltd                   IP1 (Australia) PTY Ltd.                                 06/06/02
     Marconi Communications Ltd/Marconi          ANZ                                                      01/01/02
     Communications International Ltd
     Marconi Communications International Ltd    Ashada S.A.J                                             25/11/02
     Marconi Communications SpA                  Batelco.                                                 31/05/02
     Marconi Communications GmbH                 Syrian Arab Republic                                     04/11/02
     Marconi Communications GmbH                 LAT Fernmedle-Montagen                                   11/07/02
     Marconi Communications GmbH                 Syrian Arab Republic                                     04/11/02
     Marconi Communications GmbH                 Martina Schmidt                                          20/08/02
     Marconi Communications International Ltd    VSNL Mumbai                                              08/07/02
     Marconi Communications GmbH                 Mobilcom Mulitmedia                                      03/07/02
     Marconi Communications GmbH                 Manfred Bohret                                           20/08/02
     Marconi Communications GmbH                 Westmontage Kabel und Netzwerk GmbH                      24/06/02
     Marconi Communications China Ltd            China National Technical Import and Export Corporation   25/07/02
     Marconi Communications International Ltd    VSNL                                                     05/06/02
     Marconi Communications China Ltd            CNTEIC                                                   28/06/02
     Marconi Communications GmbH                 Alcatel SEL AG Berlin                                    22/07/02
     Metapath Software International Ltd         Cellcom Israel Ltd                                       05/07/02
     Metapath Software International Ltd         Tunisia Telecom                                          31/05/02
     Marconi Communications International Ltd    Maltacom                                                 06/06/02
     Marconi Communications International Ltd    Oni Telecom                                              16/07/02
     Marconi Communications SpA                  Cyprus Telecommunications Authority                      29/09/00
     Marconi Communications Ltd                  Tetrel Loan Notes                                        24/02/99

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Description                                 Recipient                                                Date
     -----------                                 ---------                                                ----
     Marconi Communications Asia Ltd             CLP Power Hong Kong Ltd                                  11/02/02
     Marconi Communications GmbH                 Deutsche Auto-Leasing GmbH, Bad Homburg                  17/12/01
     Marconi Communications Ltd                  HM Customs                                               01/11/96
     Marconi Communications International Ltd    Birmingham CoC -- US Customs                             04/10/00
     Marconi Communications Ltd                  S.A.G.R.O.                                               05/04/94
     Marconi Communications International Ltd    PT Comunicacoes SA                                       11/10/01
     Marconi Communications Ltd                  Heather Trust for the Arts                               28/10/99
     Marconi Communications Ltd                  S.A.G.R.O.                                               24/07/85
10.  Corp's obligations under a guarantee        National Westminster Bank Ltd                            22/12/80
     letter dated 22/12/80 in respect of the
     following performance bonds:
     Contracting Subsidiary                      Beneficiary                                              Issue date
     -----------------------------------------   ------------------------------------------------------   --------------
     Metapath Software International Ltd         China Resources (Hldg) Co Ltd                            07/11/96
     Marconi Defence Overseas Ltd                Ministry of National Defence                             21/06/01
     Marconi Mobile (International) Ltd          Emirates Holdings Electronics                            22/08/01
     Marconi Defence Overseas Ltd                Ministry of National Defence                             07/03/96
     Metapath Software International Ltd         Tunisia Telecom                                          06/10/00

CATEGORY 4

LIABILITIES IN RESPECT OF TRADING OBLIGATIONS OF CORP OR ITS AFFILIATES UNDER CONTRACTS WHERE, AND TO THE EXTENT THAT, CORP IS A JOINT OR JOINT AND SEVERAL OBLIGOR WITH ONE OR MORE AFFILIATES

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
1.   Licence Agreement relating to sub-hire          IVC Contract Hire Limited, Marconi Fleet       26/09/01
                                                     Management Limited and Corp
2.   Agreement for the provision of mobility         The General Electric Company plc, General      01/08/98
     services and equipment                          Domestic Appliances Holdings Limited,
                                                     Thomson Marconi Sonar Limited and British
                                                     Telecommunications plc

CATEGORY 5

CONTRACTUAL OBLIGATIONS, INCLUDING WARRANTY AND INDEMNITY OBLIGATIONS, OF CORP UNDER DISPOSALS AND ACQUISITIONS (EACH OTHERWISE THAN IN THE ORDINARY COURSE OF BUSINESS), DEMERGERS, MERGERS AND JOINT VENTURES AND ANY PRE-DISPOSAL LIABILITIES

A. CONTRACTUAL OBLIGATIONS, INCLUDING WARRANTY AND INDEMNITY OBLIGATIONS, OF CORP UNDER DISPOSALS AND ACQUISITIONS (EACH OTHERWISE THAN IN THE ORDINARY COURSE OF BUSINESS), DEMERGERS AND JOINT VENTURES

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
1.   Fibreway Ltd arrangements with British          British Waterways Board, Fibreway Ltd and      09/05/00 to
     Waterways Board                                 Corp                                           17/07/00

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
2.   Reverse takeover of Easynet Group plc
       Merger Agreement                              Easynet Group plc and Corp                     26/06/01
        BWB/Ipsaris Implementation Agreement and     British Waterways Board, Ipsaris Ltd,
        Easynet Undertaking                          Easynet Group plc and Corp
        Railtrack/Ipsaris Relationship Agreement     Railtrack Telecom Services Ltd, Ipsaris Ltd,
     and Easynet Undertaking                         Easynet Group plc and Corp
        Relationship Agreement                       Easynet Group plc and Corp
        Ipsaris Subscription Agreement               Ipsaris Ltd and Corp
        Core Transmission Agreement                  Ipsaris Ltd and Marconi Communications
                                                     International Limited
        Preferred Partner Agreement                  Easynet Group plc and Corp
        Separation Agreement                         Ipsaris Ltd, Easynet Group plc and Corp
        Sponsorship Agreement                        Easynet Group plc, Executive Directors,
                                                     Ipsaris Ltd, Hoare Govett Ltd, ABN AMRO
                                                     Corporate Finance Ltd and Corp
        ABN AMRO Engagement Letter                   ABN AMRO Corporate Finance Ltd, Easynet
                                                     Group plc and Hoare Govett Ltd
        Comfort Letter                               Ipsaris Ltd and Corp
3.   Sale by Corp of the entire share capital of     Olive Holdings Ltd and Corp                    15/12/97
     GEC Distributors (Ireland) Ltd
4.   Sale by Corp of the entire issued share         Lynton Group Ltd, Lynton Group, Inc. and       05/12/97
     capital of Magec Aviation Ltd                   Corp
5.   Sale by Corp of the entire issued share         ASEA Brown Boveri Ltd, ABB Holdings Ltd and    08/12/96
     capital of GEC Meters Ltd and GEC Meters        Corp
     Trading Ltd
6.   Sale of GEC Australia Ltd and GEC (New          Rexel SA, AEI Ltd and Corp                     18/12/97
     Zealand) Ltd
7.   Sale of 50 per cent. of the shares in           Merloni Elettrodomestici SpA (Merloni          20/12/01;
     General Domestic Appliances Holdings Ltd        Elettrodomestici UK Ltd) and Corp              restated
                                                                                                    04/03/02
8.   Sale by Corp of the share capital of            Siebe Environmental Systems (Europe) Ltd and   31/12/96
     Satchwell Controls Ltd                          Corp
9.   Sale of the share capital of Express Lift       Cepat Holdings, North Sea Lifts, Inc. and      31/03/96
     Company Ltd                                     Corp
10.  Sale of shares in Marconi Instruments Ltd       IFR Systems Ltd, IFR Systems, Inc. and Corp    04/02/98
     and Marconi Instruments, Inc.
11.  Sale of Marconi Data Systems, Inc., Marconi     LaunchChange Ltd, Kollmorgen SAS, DH           10/01/02
     Data Systems Ltd, Marconi Data Systems          Holdings Corporation, Marconi Systems
     Europe BV and Marconi Data Systems BV           Holdings, Inc., A.B. Dick Holdings Ltd, plc
                                                     and Corp
12.  Sale of 58 per cent. of the Woods Group         Global Air Movement Holdings Ltd, American     31/01/01
                                                     Fan Company Holdings, Inc. and Corp
13.  Sale of the GEC Plessey Semiconductors Group    Mitel Telecom Ltd, Mitel Corporation and       12/02/98
                                                     Corp
14.  Sale of shares in Avery Berkel Companies        Weigh-Tronix UK Ltd and Corp                   03/00 (except
                                                                                                    sale of Berkel
                                                                                                    Produktie 01/02)
15.  Sale of Marconi Optical Business                Bookham Technology plc and Corp                17/12/01
                                                                                                    Supplemental
                                                                                                    Agreement
                                                                                                    31/01/02
16.  Sale of Marconi Medical Systems UK Limited      Marconi Systems Holdings, Inc., Koninklijke    03/07/01
     and Marconi Medical Systems Holdings, Inc.      Philips Electronics NV, plc and Corp
17.  Sale of the outstanding shares in A.B. Dick     Paragon Corporate Holdings, Inc., NESCO,       19/12/96
     Company                                         Inc. and Corp
18.  Sale of Marconi Commerce Systems, Inc. and      DH Holdings Corporation, LaunchChange Ltd,     20/12/01
     Marconi Commerce Systems Ltd                    plc, Marconi Systems Holdings, Inc. and Corp
19.  Sale of shares in Lagadere SLA                  Salomon Brothers International Ltd and Corp    26/09/01

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
20.  Flotation of Alstom SA                          Alstom, Alcatel Alsthom Compagnie Generale     21/06/98
                                                     d'Electricite and its subsidiary Societe
                                                     Immobiliere Kleber-Lauriston, Credit Suisse
                                                     First Boston (Europe) Ltd, Goldman Sachs
                                                     International (on behalf of the
                                                     underwriters) and Corp
        Underwriting Agreement
        Cross Indemnity Agreement
        Securities and Lending Agreement
        Indemnity Agreement
        Reimbursement and Funding Agreement          GEC Alsthom NV, Mr P Bilger, Mr F Newey and
                                                     Corp
21.  Sale of NNC Ltd                                 NNC Holdings Ltd and Corp and Lloyds Bank      06/09/99
                                                     plc
22.  Sale of businesses of GEC Henley, AEI Cables    Automotive Electrical Systems Ltd, TT Top      19/03/97
     and Cables Group Headquarters and sale of       Link Ltd, TT Group plc and Corp
     shares in London Electric Wire Company &
     Smiths Ltd
23.  Asset Transfer Agreement in respect of the      Marconi Medical Systems UK Limited, Marconi    17/10/01
     Healthcare Information business                 Systems Holdings, Inc., Marconi
                                                     Communications Ltd and Corp
24.  Asset Transfer Agreement in respect of the      Marconi Medical Systems, Inc., Marconi         17/10/01
     Healthcare Information business                 Systems Holdings, Inc., Marconi HCIS, Inc.
                                                     and Corp
25.  Disposal of MES Business                        British Aerospace plc and Corp                 01/11/99
        Agreement for the sale and purchase of       EASAMS Limited and GEC plc                     23/11/99
     the software business of EASAMS Limited
        Power of Attorney                            GEC plc, Alastair Syvret and Jacqueline        23/11/99
                                                     Richomme
        Power of Attorney                            GEC plc, Edward B Claxton and John Leopold     27/11/99
        Power of Attorney                            GEC plc and Minter Ellison                     27/11/99
26.  Sale of the entire issued share capital of      Finmeccanica SpA, plc, Marconi (Bruton         02/08/02
     Marconi Mobile Holdings SpA                     Street) Ltd (and Corp following novation)
27.  Sale of Marconi Applied Technologies Ltd,       Redwood 2002 Ltd and Corp                      12/07/02
     Marconi Applied Technologies Inc. and the
     assets of Marconi Applied Technologies S.A.
28.  Atlantic Telecom Strategic Partnership          Fibreway Ltd, Marconi Communications Ltd,      12/11/99
                                                     Atlantic Telecommunications Ltd, Atlantic
                                                     Telecom Group plc and Corp
29.  Deed of continuing liability relating to the    IVC Contract Hire Ltd and Corp                 26/09/01
     sale of vehicles to Inchcape and associated
     arrangements
30.  Purchase of the P1 business                     Marconi Communications Real Estate GmbH,       24/11/99
                                                     Marconi Communications GmbH, Robert Bosch
                                                     GmbH, Bosch Telecom GmbH, Marconi
                                                     Communications Ltd, and Corp
31.  Shareholders' Agreement relating to the         The Existing Ordinary Shareholders, Chris      13/03/01
     second round financing of Highspeed Office      Butchers, John Allen, the other Financial
     Ltd                                             Investors and Corp
32.  Acquisition of Northwood Technologies, Inc.     Various shareholders, Northwood                07/05/01,
                                                     Technologies, Inc. and Corp (assigned to       amended 12/05/01
                                                     3056333 Nova Scotia Ltd)                       and assigned
                                                                                                    23/05/01
33.  Acquisition of Series G Preferred Stock and     ArrayComm, Inc. and Corp                       02/02/01
     Pre-emptive Rights Agreement
34.  Arrangements in relation to Ultramast           Railtrack Telecom Services Ltd, British        26/04/01
     Limited                                         Waterways Board, Ultramast Ltd and Corp
35.  Conditional fee letter relating to              Arc Partners Ltd                               23/11/00
     investment banking advice in relation to
     investment in
     Highspeed Office Ltd
36.  Purchase of shares in the capital of GPT        Siemens Aktiengesellschaft and Corp            24/06/98
     Holdings Ltd
37.  Confirmant Joint Venture                        Oxford Glycosciences (UK) Ltd, Confirmant      15/06/01
                                                     Ltd and Corp

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
38.  TransACT Communications Pty Ltd transaction
     documents
        Power of Attorney                            Corp, Shawn Wytenburg, Jeremy King and the     27/03/02
                                                     partners of Clayton Utz
        Subscription Agreement                       TransACT Communications Pty Ltd,               28/03/02
                                                     Commonwealth Bank of Australia, MTAA
                                                     Superannuation Fund (TransACT) Utilities Pty
                                                     Ltd, TVG Transact Holdings Ltd, ACTEW
                                                     Corporation Ltd, AGL TransACT Pty Ltd,
                                                     Australian Capital Ventures Ltd, ACTEW
                                                     Distribution Ltd, AGL Gas Company (ACT) Ltd
                                                     and Corp
        Shareholders' Agreement                      Commonwealth Bank of Australia, MTAA           05/04/02
                                                     Superannuation Fund (TransACT) Utilities Pty
                                                     Ltd, TVG Transact Holdings Ltd, ACTEW
                                                     Corporation Ltd, AGL TransACT Pty Ltd,
                                                     Australian Capital Ventures Ltd, TransACT
                                                     Communications Pty Ltd and Corp
39.  Assignment of rights to Ultramast Agreement     British Waterways Board and Corp               26/04/01
40.  Sale of the reinforced plastics division of     Techbuild Composites Ltd and Corp              22/04/96
     GEC Engineering (Accrington)
41.  Sale of certain of the businesses and assets    EASAMS Ltd, ITNET UK Ltd, ITNET plc and Corp   18/03/00
     of EASAMS Ltd
42.  Sale of the share and loan capital of Itek      Photonics Holdings Ltd and Corp                24/12/93
     Colour Graphics
43.  Sale of the heating products division of GEC    Accrington Products and Engineering Contract   27/03/95
     Engineering (Accrington)                        Services Ltd and Corp
44.  Sale of the share capital of Walsall            Marlowe Holdings Ltd and Corp                  28/01/94
     Conduits Ltd
45.  Offer for VSEL plc                              VSEL plc and Corp                              01/06/95
46.  Agreement for the sale and purchase of          Corp and plc                                   18/07/02
     shares in Systems Management Specialists,
     Inc.
47.  Acquisition of Netscient Ltd                    3i Group plc and others and Corp               Various
48.  Assignment Agreement with respect to the        Corp and plc                                   18/10/02
     Merger Agreement relating to the acquisition
     of Mariposa Technology, Inc. of 20 September
     2002
49.  Subscription Agreement relating to              Simon Merchant, Erik Wastlund, Harley Street   27/04/01
     Investment in Enargeia Global Networks Ltd      Investment SPRL, Enargeia Global Networks
                                                     Ltd and Corp
50.  Sale of the lifts and escalators business       Including: The General Electric Company of     06/09/00
                                                     Hong Kong Ltd, GEC China Ltd, Excelco
                                                     Elevator Company Pty Ltd and GEC Brunei Sdh
                                                     Bdh
51.  Sale of the business of the Dunchurch           First! Venues Ltd and Corp                     24/01/01
     Conference Centre
52.  Sale of the freehold and leasehold property     Paul Smith Ltd and Corp                        Date not known
     known as Kemble House                                                                          (but completed
                                                                                                    03/02)
53.  Shareholders' Agreement in relation to          BICC plc, Trafalgar House plc and Corp         13/01/94
     Eurorail Ltd
54.  Shareholders' Agreement                         Rural Radio Systems Ltd, various               10/07/98
                                                     shareholders of Rural Radio Systems Ltd and
                                                     Corp
55.  Shareholders' Agreement and Put Option          Systems Integrators Ltd, Ho Yiu Wah, Law       25/04/01
     relating to GEC Services (Hong Kong) Ltd        Kwong Fung, Chow Kai Mon, Yeung Ching Kong,
                                                     Wong Tat Lut Lun George and Corp
56.  Overage Agreements                              Key Property Investments (Number Two) Ltd,     Date not known
                                                     Key Property Investments (Number Three) Ltd
                                                     and Corp
57.  Underwriting Agreement                          Alcatel SA, Alstom SA, Credit Suisse First     08/02/01
                                                     Boston (Europe) Ltd, Societe Generale,
                                                     Merrill Lynch International and Corp
58.  Share Sale Agreement                            Credit Suisse First Boston (Europe) Ltd and    19/06/01
                                                     any of its affiliates and Corp
59.  Share Sale Agreement                            Airspan Communications Ltd, Marconi            30/09/02
                                                     Communications Israel Ltd and Corp

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
60.  Termination Deed                                Manoj Badale, Charles Mindenhall,              24/04/02
                                                     Netdecisions Holdings Limited and Corp
61.  Settlement and Mutual Release Agreement         LaunchChange Limited, DH Holdings Corp,        07/08/02
                                                     Marconi Inc. and Corp
62.  Settlement and Mutual Release Agreement         LaunchChange Limited, Kollmorgen SAS, DH       07/08/02
                                                     Holdings Corp, Marconi Inc., A.B. Dick
                                                     Holdings Limited and Corp
63.  Settlement Deed                                 RT Group Telecom Services Limited, RT Group    19/12/02
                                                     plc (in Members Voluntary Liquidation),
                                                     Ultramast Limited, James Smith and Nicholas
                                                     Dargan (as joint liquidators of RT Group
                                                     plc) and Corp
64.  Letters of Indemnity                            RA Leggetter, PO Gershon, AE Cook, MH          Dates not known
                                                     Ronald, P Lynas and Corp
65.  Deed of Assignment of Marconi Trade Mark        Yeslink Unlimited and Corp                     02/11/01
     Rights
66.  Share Sale Agreement relating to the shares     Corp and plc                                   15/08/00
     in Albany Partnership Limited
67.  Sale and purchase of entire issued share        Corp and Megahertz Communications Limited      14/05/99
     capital of Eddystone Radio Limited
68.  Marconi Rolls-Royce (Power Generation)          Corp and another                               Date not known
     Limited joint venture
69.  Osram A/S joint venture                         Corp and Siemens                               Date not known
70.  Investment in TRF                               Corp                                           Date not known
71.  Oyster Lane (Properties) Holdings Limited       Corp and Vickers Properties Limited            Date not known
     joint venture
72.  British Sealed Beams Limited joint venture      Corp, EMI Group plc and Lucas Industries plc   Date not known
73.  Sale of Wembley East Lane Business Park         Geoffrey M Warren and Corp                     12/11/01
74.  Settlement Agreement                            British Waterways Board, Ultramast and Corp    20/02/03

B.     PRE-DISPOSAL LIABILITIES

     Guarantee                                       Recipient                                      Date
     ---------                                       ---------                                      ----
1.   Guarantee of Marconi Electronic Systems         International Military Service Limited         20/02/85
     Limited
2.   Guarantee of Marconi Electronic Systems         International Military Service Limited         18/06/85
     Limited
3.   Guarantee of Marconi Electronic Systems         The Secretary of State for Defence             12/07/85
     Limited
4.   Guarantee of Marconi Electronic Systems         International Military Service Limited         13/12/85
     Limited
5.   Guarantee of Marconi Electronic Systems         Various Regional Electricity Boards            26/01/90
     Limited
6.   Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
7.   Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
8.   Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
9.   Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
10.  Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
11.  Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           13/02/91
     Limited                                         Industry
12.  Guarantee of Marconi Electronic Systems         The Secretary of State for Trade and           06/03/91
     Limited                                         Industry
13.  Guarantee of Marconi Electronic Systems         The Department of Trade and Industry           29/08/92
     Limited
14.  Guarantee of Marconi Electronic Systems         Eurofighter Jadflugzeug GmbH                   13/03/92
     Limited
15.  Guarantee of Marconi Electronic Systems         United Airlines, Inc.                          15/09/92
     Limited
16.  Guarantee of Marconi Electronic Systems         The County Council of South Glamorgan          01/07/93
     Limited
17.  Guarantee of Marconi Electronic Systems         Coopers & Lybrand Services APS                 07/04/94
     Limited
18.  Guarantee of Marconi Electronic Systems         Coopers & Lybrand Services Limited             03/06/94
     Limited
19.  Guarantee of Marconi Electronic Systems         United Arab Emirates Offsets Group             26/07/94
     Limited
20.  Guarantee of Marconi Electronic Systems         Thyssen Noordseewerk GmbH and Howaldtswerke-   10/11/94
     Limited                                         Deutsch Werft A.G.
21.  Guarantee of Marconi Electronic Systems         Vosper Thornycroft (UK) Limited                08/07/96
     Limited
22.  Guarantee of Marconi Electronic Systems         The Secretary of State for Defence             20/03/97
     Limited
23.  Guarantee of Marconi Electronic Systems         Gateshead Metropolitan Borough Council         08/05/97
     Limited

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Guarantee                                       Recipient                                      Date
     ---------                                       ---------                                      ----
24.  Guarantee of Marconi (Japan) Limited            The Secretary of State for Defence             19/12/85
25.  Guarantee of Matra Marconi Space France SA      Lagadere S.C.A                                 08/01/97
26.  Guarantee of Elliott Brothers (London)          Vosper Thornycroft (UK) Limited                06/02/85
     Limited
27.  Guarantee of Marconi Avionics (Holdings)        Eurofighter Jadflugzeug GmbH                   01/05/90
     Limited
28.  Guarantee of Marconi, Inc.                      Boeing Company                                 09/07/90
29.  Guarantee of Marconi, Inc.                      United Airlines, Inc.                          30/12/93
30.  Guarantee of Marconi Avionics Limited           International Military Services Limited        13/12/85
31.  Guarantee of Marconi Avionics Limited           Eurofighter Jadflugzeug GmbH                   28/05/93
32.  Guarantee of Marconi Company Limited            National Guard of the Kingdom of Saudi         26/06/84
                                                     Arabia
33.  Guarantee of GEC-Marconi Inflight Systems       United Airlines, Inc.                          30/12/93
     Overseas Limited/GEC, Inc.
34.  Guarantee of GEC-Marconi Inflight Systems       United Airlines, Inc.                          25/06/96
     Overseas Limited/Marconi Inflight Systems,
     Inc./GEC, Inc.
35.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             24/07/96
36.  Guarantee of Marconi Marine (VSEL) Limited      Procurement Executive, MOD                     18/03/97
37.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             13/08/86
38.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             20/07/88
39.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             18/04/91
40.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             19/02/92
41.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             13/03/96
42.  Guarantee of Marconi Marine (VSEL) Limited      The Secretary of State for Defence             29/03/96
43.  Guarantee of NNC Limited                        Nuclear Electric plc                           10/01/92
44.  Guarantee of NNC Limited                        Nuclear Electric plc                           11/01/92
45.  Guarantee of NNC Limited                        Nuclear Electric plc                           24/03/92
46.  Guarantee of NNC Limited                        Nuclear Electric plc                           09/06/92
47.  Guarantee of NNC Limited                        Nuclear Electric plc                           30/06/92
48.  Guarantee of NNC Limited                        Nuclear Electric plc                           07/09/92
49.  Guarantee of NNC Limited                        Nuclear Electric plc                           19/11/92
50.  Guarantee of NNC Limited                        Nuclear Electric plc                           05/02/93
51.  Guarantee of NNC Limited                        Nuclear Electric plc                           14/05/93
52.  Guarantee of NNC Limited                        Nuclear Electric plc                           15/06/93
53.  Guarantee of NNC Limited                        Nuclear Electric plc                           25/08/93
54.  Guarantee of NNC Limited                        Scottish Nuclear Limited                       03/09/93
55.  Guarantee of NNC Limited                        Nuclear Electric plc                           02/03/94
56.  Guarantee of NNC Limited                        Nuclear Electric plc                           05/07/94
57.  Guarantee of NNC Limited                        Nuclear Electric plc                           29/07/94
58.  Guarantee of NNC Limited                        Nuclear Electric plc                           14/11/94
59.  Guarantee of NNC Limited                        Nuclear Electric plc                           16/01/95
60.  Guarantee of NNC Limited                        Fellside Heat and Power Limited                16/03/95
61.  Guarantee of NNC Limited                        UKAEA                                          27/11/96
62.  Guarantee of GEC Installation Equipment         British Nuclear Fuels Limited                  26/07/84
     Limited
63.  Guarantee of GEC Large Machines Limited         Thames Water Authority                         27/01/89
64.  Guarantee of GEC Traction Limited               Krauss-Maffei AG                               06/06/84
65.  Guarantee of GEC Traction Limited               Metro-Cammell Limited                          02/01/86
66.  Guarantee of GEC Transmission & Distribution    Crown Agents -- Java                           28/03/84
     Projects Ltd.
67.  Guarantee of GEC Transportation Projects        John Mowlem & Company plc                      03/07/84
     Limited
68.  Guarantee of GEC Transportation Projects        Metro-Cammell Limited                          07/02/85
     Limited
69.  Guarantee of GEC Transportation Projects        Kowloon Canton Railway Corporation             03/06/85
     Limited
70.  Guarantee of GEC Transportation Projects        British Railways Board                         13/08/86
     Limited
71.  Guarantee of GEC Transportation Projects        London Regional Transport                      17/07/87
     Limited
72.  Guarantee of GEC Transportation Projects        Metro-Cammell Limited                          15/10/87
     Limited

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Guarantee                                       Recipient                                      Date
     ---------                                       ---------                                      ----
73.  Guarantee of GEC Transportation Projects        London Regional Transport                      24/11/87
     Limited
74.  Guarantee of GEC Transportation Projects        Alsthom S.A.                                   14/04/88
     Limited
75.  Guarantee of GEC Transportation Projects        Metro-Cammell Limited                          21/04/88
     Limited
76.  Guarantee of GEC Transportation Projects        AMEC plc/John Mowlem and Company plc           22/02/89
     Limited
77.  Guarantee of GEC Turbine Generation Limited     South of Scotland Electricity Board            19/05/88
78.  Guarantee of GEC Turbine Generation Limited     Bharat Aluminium Company Limited               19/09/84
79.  Guarantee of GEC Turbine Generation Limited     Bharat Aluminium Company Limited               18/09/84
80.  Guarantee of Paxman Diesels Limited             Yarrow Shipbuilders Limited                    07/11/84
81.  Guarantee of Ruston Diesels Limited             Anglian Water Authority                        06/04/84
82.  Guarantee of GEC Electrical Projects Limited    Davy McKee (Poole) Limited                     18/09/85
83.  Guarantee of GEC Electrical Projects Limited    Swan Hunter Shipbuilders Limited               15/08/89
84.  Guarantee of GEC Electrical Projects Limited    Harland and Wolff plc                          13/09/89
85.  Guarantee of GEC Engineering (Accrington)       British Nuclear Fuels                          02/02/90
     Limited
86.  Guarantee of London Electric Wire Company &     The Secretary of State for Trade and           03/08/90
     Smiths Limited                                  Industry
87.  Guarantee of Satchwell Control Systems          British Airport Services Limited               24/10/88
     Limited
88.  Guarantee of Satchwell Control Systems          John Mowlem & Company plc                      14/02/91
     Limited
89.  Guarantee of Satchwell Control Systems          Strathclyde Regional Council                   20/07/93
     Limited
90.  Guarantee of the Express Lift Company           John Mowlem & Company plc                      13/08/85
     Limited
91.  Guarantee of the Express Lift Company           The Royal Borough of Kensington and Chelsea    30/09/86
     Limited
92.  Guarantee of the Express Lift Company           NNC Property Limited                           13/12/89
     Limited
93.  Guarantee of the Express Lift Company           Laing Management Contracting Limited           28/12/90
     Limited
94.  Guarantee of the Express Lift Company           Skanska AB                                     22/08/91
     Limited
95.  Guarantee of the Express Lift Company           Nuclear Electric plc                           10/01/92
     Limited
96.  Guarantee of the Express Lift Company           NNC Property Limited                           18/06/93
     Limited
97.  Guarantee of the Express Lift Company           The Secretary of State for Defence             13/10/93
     Limited
98.  Guarantee of the Express Lift Company           John Laing Construction Limited                16/12/94
     Limited
99.  Guarantee of the Express Lift Company           National Westminster Bank plc                  11/01/96
     Limited
100. Guarantee of Express Lifts (Overseas)           Kuala Lumpur City Centre Berhad                12/08/93
     Limited
101. Guarantee of Woods Air Movement Limited         Liberty International Underwriting Services    23/04/98
                                                     Limited
102. Guarantee of Woods Air Movement Limited         JWP (UK) Limited and Drake & Scull             16/01/95
                                                     Engineering Limited
103. Guarantee of Marconi Mobile (International)     Guernsey Police                                02/01/02
     Ltd
104. Guarantee of Marconi Mobile SpA                 Direccion General de Infra                     15/03/02
105. Guarantee of Marconi Mobile (International)     Jeraisy Computer & Communications Services     10/06/02
     Ltd
106. Guarantee of Marconi Mobile SpA                 Iran Communications Industries                 03/07/02
107. Guarantee of Marconi Mobile (International)     International Aeradio (Emirates) L Dubai       31/10/01
     Ltd
108. Guarantee of Marconi Mobile (International)     Guernsey Police                                02/01/02
     Ltd
109. Guarantee of Marconi Mobile (International)     Hrvatska Blektroprivredadd                     15/09/98
     Ltd

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 7

CORP'S LIABILITIES UNDER COMMERCIAL CONTRACTS OR LICENCES RELATING TO THE WIDER CORP GROUP AND ONGOING TRADING OPERATIONS OF ITS AFFILIATES TO WHICH CORP IS A PARTY AND WHICH ARE REGARDED AS BENEFICIAL TO THE WIDER CORP GROUP'S ONGOING OPERATIONS AND THE DOCUMENTATION WHICH HAS BEEN ENTERED INTO IN CONNECTION WITH THE RESTRUCTURING PRIOR TO THE RECORD DATE

NB THIS LIST SETS OUT THE ONLY CLAIMS WHICH FALL INTO THIS CATEGORY

A.  COMMERCIAL CONTRACTS OR LICENCES

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
1.   a. Letter dated 6 April 2002 updating the       General Electric Company plc and UUNET         Various
     attachment to the Network Services Agreement    Technologies, Inc. and Compuserve, Inc.
     b. Letters attaching the attachment to the
     Network Services Agreement
     c. Network Services Agreement, Customer
     Elections and attachment to Network Services
     Agreement
2.   Software End-User Licence Agreement             Corp and Documentum, Inc.                      19/06/01
3.   Rover Car Scheme Agreement                      Alphabet (GB) Limited, Rover Group Limited     Various
                                                     and Corp
6.   Master Services Agreement (Contract             Corp and the Tolly Group, Inc.                 12/03/02
     reference No. 02-0268-SVC)
7.   Patent Licence Agreement                        Alcatel CIT and Corp                           01/05/02
8.   Patent Licence Agreement -- relating to         Lucent Technologies GRL Corporation and Corp   01/01/01
     Products and Services
9.   Vehicle Fleet Management Agreement              Corp and Venson Automotive Solutions Limited   Effective
                                                                                                    01/07/02
10.  Virtual Learning Resource Centre Customer       Corp and Ashridge (Bonar Law Memorial) Trust   01/10/02
     Agreement
11.  Subscription Library Agreement 015228 and       Corp and Thomson NetG Limited                  Various
     Addenda
12.  Consultancy Agreement                           Corp and Kevin Crane (trading as Kinetic)      12/10/99
                                                                                                    Extended
                                                                                                    01/07/02
13.  Patent Cross-Licence                            The General Electric Company plc and           01/01/90
                                                     International Business Machines Corporation
14.  Agreement for the provision of catering and     Corp and Catering Alliance                     27/04/01
     vending services
15.  Security Agreement                              Executive Group Limited and Corp               10/07/00
16.  Declaration of obligation (Stuttgart to/from    Corp and British Airways plc                   25/05/01
     Birmingham)
17.  a. Agreement for Computer Maintenance           The General Electric Company plc and           19/11/98 &
                                                     Datapact Limited                               20/10/98
     b. Letter setting out Contractual Notes
18.  a. Corporate Incentive Agreement (Business      British Airways plc and Corp                   17/04/00
     Nets plus Incentive Rebates)
     b. Amendments to Corporate Incentive
     Agreement
19.  Corporate Incentive Agreement -- payments       British Airways plc and Corp                   22/11/99
20.  a. Corporate Agreement for the purchase of      Maersk Air Limited (British Airways plc) and   01/12/00
     air travel                                      Corp
     b. Amendment to Corporate Agreement for the
     purchase of air travel
21.  Incentive Agreement                             Emirates and Corp                              01/04/01
22.  Corporate Travel Agreement and addendum         American Airlines, Inc. and Corp               07/03/01
23.  Corporate Incentive Agreement                   British Airways plc and Corp                   01/08/01
24.  Preferred Carrier Trading Agreement             Qantas Airways and Corp                        01/06/01
25.  Bonus Agreement 2001                            Volkswagen AG and Corp                         19/06/01
26.  Business Agreement and Select Agreement         Corp and Microsoft Ireland Operations          20/09/01
                                                     Limited
27.  Framework Procurement Agreement for the         The General Electric Company plc and QA        23/11/99
     Procurement of Goods, Programs and/or           Myriad Limited (now Hays IT)
     Services
28.  Framework Procurement Agreement for the         The General Electric Company plc and           23/11/99
     Procurement of Goods, Programs and/or           Computer People Limited
     Services
29.  Framework Agreement for the provision of        Corp and Celoxica Limited                      27/10/00
     Licences and Services
30.  Framework Procurement Agreement for the         The General Electric Company plc and           23/11/99
     Procurement of Goods, Programs and/or           Olympian Consultancy Limited (now Plexian)
     Services

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
31.  Parent Company Undertaking                      The General Electric Company plc and The       Date not known
                                                     Airport Authority
32.  Framework Procurement Agreement for the         The General Electric Company plc and           23/11/99
     Procurement of Goods, Programs and/or           Olympian Consultancy Limited (now Plexian)
     Services
33.  Parent Company Undertaking                      The General Electric Company plc and The       13/02/97
                                                     Airport Authority
34.  Parent Company Undertaking                      The General Electric Company plc and The       08/12/93
                                                     Government of Hong Kong
35.  Parent Company Undertaking                      The General Electric Company plc and           09/08/99
                                                     Dragages-Zen Pacific Joint Venture
36.  Framework procurement agreement                 Corp and the University of Warwick             26/6/00
37.  Framework Procurement Agreement: Summary        The General Electric Company plc and Adecco    23/11/99
     Agreement for the provision of temporary        (UK) Limited
     staff
38.  Framework Procurement Agreement: Summary        The General Electric Company plc and Brook     23/11/99
     Agreement for the provision of temporary        Street Bureau plc
     staff
39.  Framework Procurement Agreement: Summary        The General Electric Company plc and Capital   23/11/99
     Agreement for the provision of temporary        Software Limited
     staff
40.  Framework Procurement Agreement: Summary        The General Electric Company plc and Easams    23/11/99
     Agreement for the provision of temporary        Limited
     staff
41.  Framework Procurement Agreement: Summary        The General Electric Company plc and Elan      23/11/99
     Agreement for the provision of temporary        Computing Limited
     staff
42.  Framework Procurement Agreement (No             Corp and Rational Software Limited             21/06/01
     Mc/980363/04) with attached Products Licence
     Agreement and Schedules 1 to 4
43.  Framework Procurement Agreement                 Corp and Carnegie Mellon University            18/07/00
44.  Amendment Agreement -- Number 1 (Original       Corp and Deloitte and Touche (previously       11/12/00
     Agreement dated 13 July 2000)                   Development Associates Group Limited)
45.  Framework Procurement Agreement                 The General Electric Company plc and           09/11/99
                                                     National Car Rental Limited
46.  Framework Procurement Agreement -- related      The General Electric Company plc and
     Supply Agreement (Rental Cars) -- Interim       National Car Rental Limited
     Arrangements
47.  Addendum to Framework Procurement Agreement     The General Electric Company plc and           22/12/00
     (Original Agreement dated 9 November 1999)      National Car Rental Limited
48.  Framework Procurement Agreement (with           Corp and Compaq Computer Corporation           21/12/00
     attached correspondence and Terms and
     Conditions)
49.  Framework Procurement Agreement                 The General Electric Company plc and           24/11/99
                                                     Guilbert UK Limited
50.  Framework Procurement Agreement                 The General Electric Company plc and Sun       26/11/99
                                                     Microsystems, Inc.
51.  Framework Procurement Agreement                 The General Electric Company plc and           22/11/99
                                                     Rosenbluth International (UK) Limited
52.  Framework Procurement Agreement for the         The General Electric Company plc and IKON
     Provision of Copier Fleet Management Managed    Office Solutions, Inc.
     Print Services and/or Facilities Management
     (Appendices A to F attached)
53.  Framework Procurement Agreement                 Corp and Agilent Technologies UK Limited       01/11/00
54.  Framework Procurement Agreement                 Dell Computer Corporation Limited and Corp     29/01/02 and
                                                                                                    22/01/02
55.  Microsoft Select Agreement, Header              Corp and Microsoft Ireland Operations          20/09/01
     Sheet/Checklist, Business Agreement Terms       Limited
     and Conditions, Licence Purchase Forecast
     Form
56.  Software Licence Agreement                      GEC plc and Hyperion Solutions (UK) plc        22/06/99
57.  IBM Replacement Patent Cross Licence            International Business Machines Corporation    01/01/00
     Agreement (License Reference Number L003992)    and Corp
58.  Agreement                                       The General Electric Company Limited and       12/10/71
                                                     Thomson CSF
59.  Mutual Non-Disclosure Agreement                 MarchFirst Ltd and Corp                        30/03/01
60.  Confidentiality Agreement                       Corp and Accenture                             08/02/01
61.  Confidentiality Agreement                       Corp and Oxford GlycoSciences (UK) Ltd.        12/02/01
63.  Confidentiality Agreement                       Corp and Acterna LLC                           01/06/01
64.  Participation Agreement                         Corp and Ultramast Limited                     24/09/01
65.  Agreement for Managed Recruitment Services      Corp and Alexander Mann Solutions Limited      02/04/02
66.  Statement of Work                               Corp and Kevin Crane                           Undated
67.  Confidentiality Agreement                       Corp and Development Dimensions                06/12/01
                                                     International UK Limited
69.  Scheme Agreement relating to the Marconi        Entegria Limited and Corp                      08/06/98
     Healthcare Scheme

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
70.  Employee Licence Agreement no. 50576 (and       Oracle Corporation UK Limited and Corp         Effective
     related orders, Payment Plan Agreement and                                                     24/05/01
     Payment Schedule)

B.     DOCUMENTATION RELATING TO THE RESTRUCTURING

     Document Description                            Parties                                        Date
     --------------------                            -------                                        ----
1.   Scheme Implementation Deed                      Corp, plc, Ancrane, E-A Continental Limited    27/03/03
                                                     and Marconi Nominees Limited and others
2.   Performance bonding facility relating to a      Marconi Bonding Limited ("MBL") (as            27/03/03
     new L50 million committed revolving facility    applicant), Corp, HSBC Bank plc (as agent
                                                     and security trustee) ("HSBC"), the original
                                                     issuing banks named therein, the original
                                                     banks named therein and the original
                                                     indemnifying Subsidiaries named therein
3.   Collaterisation of Syndicate Bank existing                                                     27/03/03
     bond exposures, evidenced by the agreements
     set out below:
     Letter agreement                                Banca Antoniana Populare Veneta and Corp       27/03/03
     Letter agreement                                Australia and New Zealand Banking Group        27/03/03
                                                     Limited and Corp
     Letter agreement                                Banca Nazionale del Lavoro and Corp            27/03/03
     Letter agreement                                BNP Paribas and Corp                           27/03/03
     Letter agreement                                The Hong Kong and Shanghai Banking             27/03/03
                                                     Corporation Limited (UK) and Corp
     Letter agreement                                The Hong Kong and Shanghai Banking             27/03/03
                                                     Corporation Limited (Hong Kong) and Corp
     Letter agreement                                Banca Monte dei Paschi di Siena SpA and Corp   27/03/03
     Letter agreement                                National Westminster Bank plc and Corp         27/03/03
     Letter agreement                                Banco Santander and Corp                       27/03/03
     Letter agreement                                Unicredit Banca d'Impresa and Corp             27/03/03
     Letter agreement                                Intesa BCI S.p.A. and Corp                     27/03/03
4.   Statement and Waiver Agreement                  Corp, plc and certain other Group Companies    27/03/03
5.   Deed of Assignment relating to assignment by    E-A Continental, plc and Corp                  27/03/03
     E-A Continental of the E-A Continental
     receivable
6.   Deed of assignment relating to assignment by    Corp, plc and Ancrane                          27/03/03
     plc of the E-A Continental receivable
7.   BAE Deed of Novation                            Corp, plc and BAE                              26/03/03
8.   Finmeccanica Guarantee Deed Of Novation         Finmeccanica, Corp and plc                     26/03/03
9.   Receivables Assignment Agreement                Corp and plc                                   27/03/03
10.  Bondholder Confirmation Letter                  Corp, plc, The Law Debenture Trust             27/03/03
                                                     Corporation p.l.c. and Bank of New York
11.  Deed of novation relating to the licence        Corp, plc and Lemelson Medical, Education      26/03/03
     agreement dated 1 December 1999 between         and Research Foundation Limited Partnership
     Lemelson Medical, Education and Research
     Foundation, Limited Partnership and plc
12.  Memorandum of Understanding in connection       Corp, plc and the Pension Benefit Guaranty     25/03/03
     with the US pension schemes                     Corporation
13.  Second Supplemental Trust Deeds in respect      Corp, plc and The Law Debenture Trust          24/03/03
     of the Eurobonds                                Corporation p.l.c.
14.  Deed of Waiver                                  Corp and Marconi Communications, Inc.          27/03/03
15.  Escrow and Distribution Agreement               Corp, plc, Regent Escrow Limited, The Bank     27/03/03
                                                     of New York, The Law Debenture Trust
                                                     Corporation p.l.c., Ancrane, Bondholder
                                                     Communications Group, Philip Wallace and
                                                     Richard Heis

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 8

ORDINARY COURSE OF BUSINESS LIABILITIES INCURRED IN CONNECTION WITH THE SUPPLY OF GOODS AND/OR SERVICES TO CORP

NB THIS LIST SETS OUT THE ONLY CREDITORS OR TYPES OF CREDITOR WHICH FALL INTO THIS CATEGORY

Slaughter & May                                           Everatt & Company
Cravath, Swaine & Moore                                   Weightman Vizard
Fox Williams                                              Hill Dickinson
Clyde & Co                                                Blake Dawson Waldron
Mayer Brown Rowe & Maw                                    Bowne International Limited
Deloitte & Touche                                         Kinross & Render
Michael Dunford                                           Kirkpatrick & Lockart LLP
Computershare Investor Services plc                       Moody's Investor Services Limited
Deloitte & Touche Italy                                   Smith & Moore LLP
Ernst & Young                                             Foley & Lardner
Gary France                                               Allen & Overy
Van Landuyt                                               Professor Gerry Salkin
John Hogg                                                 Providers of mobile phones and related services
A A Khosla                                                Guilbert Ltd
Watson Wyatt LLP                                          Makinson Cowell
Hewitts                                                   Bell Pottinger Communications
Prospective Insurance Bond Offerings                      Berrier Associates
Reuters                                                   Bowne Global Solutions
Bloomberg                                                 Standard & Poor
The Association of Corporate Treasurers                   Cazenove & Co Ltd.
BPP Holdings plc                                          Holland & Knight LLP
Emile Wolfe Colleges                                      Akerman, Senterfitt & Eidson, P.A.
Richmond Software Ltd                                     Coral Corporation Limited
Robert Half Ltd                                           Compaq Computer Corporation
Reed Business Information Ltd                             NetDecisions Limited
GEE Publishing Ltd                                        Mentor Graphics Corporation
Copp Clark Ltd                                            Mentor Graphics (Ireland) Limited
DLA                                                       Mentor Graphics Singapore
Wilmer, Cutler & Pickering                                Softmart Product Services
Bonelli Erede Pappalardo                                  Infobank Software Corporation plc
Greg Lowson/Pinsent Curtis Biddle                         Transcat Calibration Services
Riker Danzig Scherer Hyland & Perretti LLP                Dell Products
Kennedys                                                  Tektronix, Inc
Berrymans Lace Mawer                                      Development Dimensions International UK Limited
Morgan Cole                                               Hewlett Packard Limited
BT Ignite Solutions                                       Robert Bosch GmbH
Computer Patent Annuities                                 Concisely
Cable and Wireless                                        DHL International
Royal Mail                                                Parcel Force
Pro Delta Systems Limited                                 Garrett & Campbell
Falcon Translations                                       ABC Translations
Initial Textile Services                                  Micro Warehouse
Mayfield Cleaning Contractors                             Micropatent
Lexis-Nexis                                               Derwent
STN International                                         Compumark
Oce (UK) Ltd                                              RS Components Ltd
WIPO                                                      Sweet & Maxwell
Masterpoint                                               Precis -- press-cutting
Nature Springs                                            Herzog, Fox & Neeman
ccbn.com                                                  Bank of New York
The Law Debenture Trust Corporation p.l.c.                Amerada Hess Gas Limited
British Telecommunications plc                            Vertias Software Corporation
Comshare Limited                                          McDermott, Will & Emery
Baker & Hostetler                                         Jones Day Reavis & Pogue
Arendt Fox
Smith Moore LLP

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

Insurance companies and underwriters who have insured assets, revenues or risks of Corp in the ordinary course of its business in respect of premiums and other monies owed to them in relation to those insurances, and insurance brokers who have arranged those insurances, including, but not limited to:

  AIG                                    Hiscox PLC                             Willis
  AIG Europe                             Wellington Underwriting plc            Aon Trade Credit Ltd
  New Hampshire Insurance Company        Limit Underwriting Limited             Berry Palmer & Lyle
  FM Insurance Company Ltd               AON Limited                            CBC (UK) Limited
  Gerling                                Nederlandsche Credietverzekering       Marsh UK Limited
  AIG Europe (UK) Ltd                    Maatschappij NV                        Gerling NCM
  Chubb Insurance Company of Europe      Export Credits Guarantee Department    Lloyds of London
  ACE                                    Jubilee

Patent or trade mark advisors including but not limited to:

  Philips/JVC                            D. Daujotienes Patentiniu Paslaugu     Quisumbing Torres
  BTG                                  Firma                                    Ridout & Maybee
  Degussa AG                             Elzaburu S.A.                          Reichel und Reichel
  Adams and Adams                        Estudio Colmenares SRL                 Remfry & Sagar
  A.G. Da Cunha Ferreira, Lda,           Elzaz Noordzij                         Dr. Reinhold Cohn & Partners
  Arias, Fabrega & Fabrega               Faktor Company Patentbureau            Venable, Baetjer, Howard & Civiletti
  Abu-Setta & Partners                   Francisco de Novaes                    LLP
  Andre Flach Haug                       Patent Group Grischenko & Partners     Breese Majerowicz Simonnot
  Abu-Ghazaleh Intellectual Property     Hofman-Bang & Boutard, Lehmann &       Saba Kypris & Co
  Baldwin Shelston Waters                Ree A/S                                Spruson & Ferguson
  Bulgarian Chamber of Commerce and      Honey & Blanckenberg                   S.B.G. & K. Patent and Law Office
  Industry                               H H & B Trademark Services Limited     Gorodissky & Partners Limited
  Berggren Oy Ab                         Hunter & Greig                         SARGENT & KRAHN
  Bryns Zacco a/s                        Hoet Pelaez Castillo & Dunque          Stock Industrial Services A.S.
  Bovard AG                              Dipl. Ernst Krause, Wilhelm Casati     Saba & Co. (Jordan)
  Bharucha & Co                          Kirschstein, Ottinger, Israel &        Saba & Co. (Kuwait)
  Ing. Barzano & Zanardo (Milano) spa    Schiffmiller pc                        Saba & Co. (Oman)
  Bojinov & Bojinov                      F.R. Kelly & Company                   Saud M.A.Shawwaf Law Office
  Berkemeyer                             Lee and Li                             Stockholms Patentbyra
  Bacot & Bacot International            Lynes Quashie-Idun & Co                J.K. Thorsens Patentbureau
  China Patent Agent (H.K.) Ltd          Momsen, Leonardos & CIA,               Tomkins & Company
  Cabinet Beau de Lomenie                Marval, O'Farrell & Mairal,            Dr. P.D. Theodorides
  S. Y. Cha Patent Office                W.A.Mendez & Asociados S.R.L.          TMP Trademark, Patent & Design
  Clarke Modet Y Cia De Mexico SA        Muller & Eilbracht B.V.                Registration Agents
  Cermak, Horejs, Vrba                   Mohamed Shafi A. Karim,                UHTHOFF, GOMEZ
  Clarke, Modet & Co., Lda               Nakamura & Partners                    Victor Vargas Valenzuela,
  CCPIT Patent and Trademark Law         Oy Kolster AB                          Vserecka, Zelany, Svorcik, Kalensky
Office,                                  Kypris & Company                     and
  Cohen, Zedek & Rappaport               A.J. Park & Son                        Partners
  Cavelier Abogados                      Patentmark                             Watermark
  Drew and Napier LLC                    Patrafee ab                            Webber Wentzel Bowens
  Domnern, Somgiat & Boonma Ltd          Papula Rein Lahtela Oy                 Zuric i Partneri
  Deacons Graham & James                 Polservice

Liabilities incurred in connection with extension of credit and other banking fees (but not including, for the avoidance of doubt, the principal financial indebtedness which is to be schemed) with respect to:

  HSBC Bank plc
  JP Morgan Chase
  Barclays Bank PLC
  The Royal Bank of Scotland plc
  Lloyds TSB Bank plc

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 9

CORP'S LIABILITIES TO THIRD PARTIES WHICH ARE COVERED BY A CORP INSURANCE POLICY AND LIABILITIES OF CORP WHICH WOULD BE COVERED BY A CORP INSURANCE POLICY BUT
FOR:

A. ANY EXCESS, DEDUCTIBLE OR LIMIT OF LIABILITY APPLICABLE UNDER ANY CORP INSURANCE POLICY TO ANY SUCH LIABILITY; OR

B. ANY INSURER FAILING TO SATISFY ANY CORP INSURANCE POLICY CLAIM IN FULL WHEN PAYABLE WHEN THE INSURER IS IN LIQUIDATION OR PROVISIONAL LIQUIDATION OR ADMINISTRATION UNDER THE INSOLVENCY ACT 1986 (AS AMENDED FROM TIME TO TIME) OR SUBJECT TO ANY SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE ACT (OR ANY EQUIVALENT OR ANALOGOUS PROCEEDING OR ARRANGEMENT IN ANY OTHER JURISDICTION, INCLUDING ANY PROCEEDING UNDER CHAPTER 11 OF THE US BANKRUPTCY CODE); OR

C. THE CORP INSURANCE POLICY OR ANY CLAIM UNDER IT BEING VOID OR AVOIDED BY ANY INSURER,

BEING LIABILITIES OF CORP IN RESPECT OF WHICH THE THIRD PARTY WOULD HAVE RIGHTS AGAINST THE INSURER UNDER THAT CORP INSURANCE POLICY BY VIRTUE OF SECTION 1 OF THE 1930 ACT IN THE EVENT THAT ANY OF THE EVENTS SET OUT IN SECTION 1(1)(B) OF THE 1930 ACT OCCURRED WITH RESPECT TO CORP

This category applies to liabilities of Corp to third parties which are covered by:

a.     any contract of employers' liability insurance effected pursuant to section 1 of the Employers' Liability (Compulsory Insurance) Act 1969, and any contract of motor liability insurance effected pursuant to the Road Traffic Act 1988, and

b. any other contract of liability insurance in circumstances in which Corp's rights against the insurer under the contract in respect of the liability would be transferred to and vest in that third party pursuant to the 1930 Act in the event that any of the events set out in section 1(1)(b) of the 1930 Act occurred with respect to Corp.

Any liability of Corp to a third party in excess of any limit of liability in any such contract of insurance applicable to that liability shall also be an Excluded Claim.

This category extends to any such liability which would be covered by any such insurance but for (i) any excess or deductible applicable under the insurance contract to the liability concerned, or (ii) any insurer failing to satisfy any insurance claim in full when payable by reason of any insolvency or administration proceeding under the Insolvency Act 1986 (as amended from time to time) or of any scheme of arrangement entered into by it under section 425 of the Companies Act 1985 (or any equivalent proceeding or arrangement in any other jurisdiction, including any proceeding under chapter 11 of the Bankruptcy Code).

Claims of which Corp is currently aware and which it believes could fall into this category of Excluded Claims comprise:

a.     various claims insured under motor liability insurance policies; and

b. industrial injury and disease claims by former and current employees of Corp which are insured under employee liability insurance policies, including claims insured with Chester Street Insurance Holdings Limited (in provisional liquidation).

Corp maintains insurance against a variety of liabilities to third parties, including general products and aviation liability and directors, officers and pension trustee liability under which claims could arise that would be Excluded Claims under this Category 9 by reference to liabilities of Corp existing at the Record Date.

IF YOU ARE IN ANY DOUBT AS TO WHETHER YOUR CLAIM WOULD FALL WITHIN THIS CATEGORY, YOU SHOULD SUBMIT A CLAIM FORM IN THE CORP SCHEME.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 12

COSTS, FEES AND EXPENSES OF THE RESTRUCTURING PARTIES AND ADVISERS (AND ANY LIABILITY UNDER ANY ENGAGEMENT LETTER OR SIMILAR ARRANGEMENT ENTERED INTO BY CORP WITH SUCH PARTIES) INCURRED IN CONNECTION WITH THE CONSIDERATION, NEGOTIATION AND IMPLEMENTATION OF THE RESTRUCTURING

NB  THIS LIST SETS OUT THE ONLY CREDITORS OR CLAIMS WHICH FALL INTO THIS
CATEGORY

LIST OF RESTRUCTURING PARTIES AND ADVISERS

Allen & Overy
Clifford Chance LLP
Cravath Swaine & Moore
The Law Debenture Trust Corporation p.l.c.
Theodore Goddard
McCann Fitzgerald
Freshfields Bruckhaus Deringer
Bondholder Communications Group
Talbot Hughes McKillop LLP
Wegner Plattner
Lazard Brothers & Co., Limited
Bingham McCutchen LLP
A&L Goodbody
Advokatfirman Cederquist
Bell Gully
Harney, Westwood & Riegels
Harry B. Sands, Lobosky & Company
Maitland & Co
Mallesons Stephen Jaques
Maples and Calder
Niederer Kraft & Frey
Ogier & Le Masurier
Morgan Lewis (Pennsylvania)
Global
Linklaters, London
BDO Stoy Hayward
KPMG LLP
Deloitte & Touche
Deloitte & Touche, Italy
LEK Consulting
Marsh UK Limited
White & Case LLP
Greenhill & Co. International LLP
Morgan Stanley & Co. Limited
PricewaterhouseCoopers LLP
Richard Alvarez, Esq
Appleby, Spurling & Kempe
Demarest e Almeida Advogados
Freehills
Ritch Heather y Mueller, S.C.
Ogilvy Renault
Stikeman Elliot
Vasconcelos, F. Sa Carneiro, Fontes & Associados
Zaid Ibrahim & Co
Stewart McKelvey Stirling Scales
Kirkpatrick & Lockhart LLP

Liabilities incurred in connection with costs, fees and expenses incurred as described above (but not including, for the avoidance of doubt, the principal financial indebtedness which is to be schemed) with respect to:

Barclays Bank PLC
JP Morgan Chase Bank
Commerzbank Aktiengesellschaft, London Branch
Cargill Financial Markets PLC
AIG Global Investment Corp
HSBC Bank plc, London Branch
The Royal Bank of Scotland plc
Intesa BCI S.p.A.
Appaloosa Management LP
Teachers Insurance and Annuity Association of America

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

DETAILS OF ANY ENGAGEMENT LETTERS/SIMILAR ARRANGEMENTS

Document Description                                Parties                               Date
--------------------                                -------                               ----
1.  Engagement letter                               White & Case LLP, plc and Corp        31/12/02
2.  Engagement letter and subsequent variation of   Talbot Hughes LLP, (now Talbot        24/05/02, 05/09/02 and 01/10/02
  terms                                             Hughes McKillop LLP) Corp and plc
3.  Engagement letter                               Greenhill & Co., LLP, Greenhill &     20/05/02
                                                    Co. International LLP, the Ad Hoc
                                                    Bondholders Committee, Corp and plc
4.  Engagement letter and indemnity                 Lazard Brothers & Co., Limited and    04/12/01 as amended on
                                                    plc (novated to Corp)                 07/05/01 and novated on 13/03/01
5.  Engagement letter and indemnity                 Morgan Stanley & Co. Limited and      20/06/02 novated on 26/03/03
                                                    plc (novated to Corp)
6.  Sponsors' Agreement                             Corp, plc, Morgan Stanley & Co.       (Prior to Record Date)
                                                    Limited and Lazard Brothers & Co.,
                                                    Limited
7.  Fee agreement                                   Bingham McCutchen LLP, Corp and plc   06/03/03
8.  Engagement letter                               Allen & Overy and Corp                13/03/03
9.  Engagement letter                               KPMG, Corp and plc                    10/10/02 as amended on 17/03/03
                                                                                          and 26/03/03
10. Engagement letter                               PricewaterhouseCoopers LLP, Corp      11/03/03
                                                    and plc
11. Terms of engagement in relation to due          Allen & Overy, Corp, plc, Lazard      26/03/03
    diligence reports                               Brothers & Co., Limited and Morgan
                                                    Stanley & Co., Limited
12. Distribution Agent Fee Letter                   Corp, plc and The Bank of New York    14/03/03
13. Escrow Trustee Fee Letter                       Corp plc and Regent Escrow Limited    27/03/03

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

PART II -- EXPLANATION FOR EXCLUSIONS AT CORP LEVEL

GENERAL

Despite the fact that the Corp Scheme is intended to be an all-creditor scheme, it has become necessary to exclude certain categories of creditor. The commercial rationale for excluding such creditors is to ensure that the Restructuring is successful and that the Group can continue operations going forward with the minimum of disruption once the Corp Scheme becomes effective. The claims of certain creditors have been excluded from the Corp Scheme for a variety of reasons as follows:

a. that Corp will continue to carry on business as the holding company of a very substantial group of companies, comprising some 300 subsidiaries, with an aggregate turnover, in the six months ended 31 December 2002, of approximately L1.5 billion and it is necessary to exclude such claims to ensure the continuing viability of the restructured Corp Group -- those categories which are attributable (in whole or in part) to the continuation of the restructured group are Categories 1, 2, 3, 4, 5, 6, 7, 8, 11, 15 and 16;

b. that the only type of scheme which Corp's principal financial creditors are prepared to support is a scheme which involves an immediate distribution calculated by reference to specific reserves; and an immediate distribution which consists of the whole amount to which, when calculated by reference to those specific reserves, an admitted scheme creditor is entitled -- the categories which are attributable (in whole or in part) to the nature of the proposed Scheme are Categories 2, 3, 4, 5, 9, 17 and 18;

c. that certain claims would be preferential if Corp were to be wound up -- the categories which are attributable (in whole or in part) to the preferential nature of the claims comprised in them are Categories 1, 2 and 10;

d. that certain claims would, or might, be incapable of being compromised by means of a scheme -- the category which is attributable (in whole or in part) to the inability to compromise obligations is Category 2;

e. that certain claims would, unless excluded, form a separate class which it would be impractical to consult on that basis -- the categories which are attributable (in whole or in part) to impractical class problems are Categories 9 and 14;

f. that there are certain claims which it would be uneconomic to include -- the categories which are attributable (in whole or in part) to the costs of including them are Categories 13 and 14; and

g. claims that relate to parties who are assisting in the consideration, negotiation and/or implementation of the Corp Scheme -- the category which is attributable (in whole or in part) to the implementation of the Corp Scheme is Category 12.

Further details of the specific reasons for each Category are set out below.

CATEGORY 1

CLAIMS OF EMPLOYEES OF CORP (WHO WERE EMPLOYEES AT THE RECORD DATE) UNDER THEIR RESPECTIVE CONTRACTS OF EMPLOYMENT AND FEE ARRANGEMENTS OF DIRECTORS (WHO WERE DIRECTORS AT THE RECORD DATE)

The success of the restructured Group relies heavily upon the commitment to the restructuring and to the restructured Group of the employees and directors who will remain with the Group. It would therefore be commercially impractical for these liabilities to be compromised.

In addition, part of the employee claims may be preferential in the event of a liquidation of Corp.

CATEGORY 2

CORP'S LIABILITY IN RESPECT OF ANY CORP PENSION PROMISES OR ARRANGEMENTS

Any sum which is owed by Corp and which is a sum to which Schedule 4 to the Pension Schemes Act 1993 applies (contributions to occupational pension schemes and state scheme premiums) would be preferential on a winding up of Corp and therefore it would be inequitable to scheme these liabilities.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

In addition, sections 91 and 92 of the Pensions Act 1995 provide that entitlements to a pension under an occupational pension scheme or rights to a future pension under such a scheme are generally inalienable and cannot be forfeited. It is considered that sections 91 and 92 would probably prevent the compromise or arrangement of certain pension liabilities by way of a scheme of arrangement. In addition it was thought that the right by the trustees under certain pension plans to collect any debt due to existing underfunding of these schemes could also not be schemed because of these provisions.

In addition, those US pension plans where the US pensions government agency, the PBGC, may be in a position to take action against Corp will be excluded, together with any liabilities owed by Corp to the PBGC. As the liability will remain in the Group at the Affiliate level, it is thought impracticable to scheme these liabilities as it may accelerate claims or other action which would not otherwise be made or taken.

Furthermore, the beneficiaries of a number of the pension schemes are continuing employment with Corp and accordingly it is considered commercially impracticable to scheme these liabilities.

CATEGORY 3

CERTAIN GUARANTEE OR INDEMNITY OBLIGATIONS OF CORP GIVEN IN RESPECT OF OBLIGATIONS OF AFFILIATES WHICH ARE CONSIDERED TO BE BENEFICIAL TO THAT AFFILIATE'S ONGOING OPERATIONS

It is fundamental to the ongoing operations and business of the Corp Group going forward that trading and financial relationships which are beneficial to members of the Corp Group are preserved. Corp has guarantee or indemnity obligations in respect of certain obligations of Affiliates which are considered to be beneficial to the relevant Affiliate. To scheme these liabilities of Corp may have the effect of precipitating action by the counterparty to that contract which could threaten the viability of that Affiliate as a business and therefore threaten the future of the Corp Group. Accordingly where a liability of Corp may have the effect of impacting on a relationship or contract which is beneficial to an Affiliate in this way, the liability will be excluded.

CATEGORY 4

LIABILITIES IN RESPECT OF TRADING OBLIGATIONS OF CORP OR ITS AFFILIATES UNDER CONTRACTS WHERE, AND TO THE EXTENT THAT, CORP IS A JOINT OR JOINT AND SEVERAL OBLIGOR WITH ONE OR MORE AFFILIATES

It is fundamental to the ongoing operations and business of the Corp Group going forward that the Trading Obligations under contacts where Corp is joint and severally liable with one or more of its Affiliates are not schemed, thereby precipitating action against Corp or the Affiliate which may impact the future of the Corp Group.

CATEGORY 5

CONTRACTUAL OBLIGATIONS, INCLUDING WARRANTY AND INDEMNITY OBLIGATIONS, OF CORP UNDER DISPOSALS AND ACQUISITIONS (EACH OTHERWISE THAN IN THE ORDINARY COURSE OF BUSINESS) DEMERGERS, MERGERS AND JOINT VENTURES AND ANY PRE-DISPOSAL LIABILITIES

There is a risk that including such claims may encourage or accelerate claims which would not otherwise be made as many of the liabilities under disposal contracts or Pre-Disposal Liabilities are presently contingent liabilities.

In addition scheming such liabilities:

a. would be inconsistent with the concept of the early First Initial Distribution and may have the effect of preventing closure of the Corp Scheme; and

b. may detrimentally affect the success of the Corp Scheme as exposure to such claims would impact upon the ability to include in the Scheme an immediate distribution to Admitted Scheme Creditors and upon the ability to demonstrate the adequacy of the reserve.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 6

INTRA-GROUP LOAN AND TRADING ACCOUNT CLAIMS AGAINST CORP BY ANY AFFILIATE

Given the complex matrix of intra-group lending and trading accounts (in which Corp is the treasury vehicle) including these liabilities in the Scheme would impact upon the ability of the Corp Group to operate and/or trade and in some cases may affect the solvency of the members of the Corp Group and its Affiliates. Accordingly these creditors will be excluded in order to maintain stability.

In addition we refer you to the arrangements relating to the statement and waiver of intra-group claims described more fully in part I, Section 2, Part D.6.

CATEGORY 7

CORP'S LIABILITIES UNDER COMMERCIAL CONTRACTS OR LICENCES RELATING TO THE WIDER CORP GROUP AND ONGOING TRADING OPERATIONS OF AFFILIATES TO WHICH CORP IS A PARTY AND WHICH ARE REGARDED AS BENEFICIAL TO THE WIDER CORP GROUP'S ONGOING OPERATIONS AND THE DOCUMENTATION WHICH HAS BEEN ENTERED INTO IN CONNECTION WITH THE RESTRUCTURING PRIOR TO THE RECORD DATE

These liabilities are not being schemed as the contracts, the goods or services supplied thereunder and/or the ongoing relationship with the counterparty are considered to be important or beneficial to the ongoing operations of the Wider Corp Group.

In addition a number of these contracts have been entered into in connection with the Restructuring and it is therefore necessary to exclude the liabilities created thereunder.

CATEGORY 8

ORDINARY COURSE OF BUSINESS LIABILITIES INCURRED IN CONNECTION WITH THE SUPPLY OF GOODS AND/OR SERVICES TO CORP

These liabilities are not being schemed as the goods and services supplied and/or the ongoing relationship with the counterparty is important or beneficial to the operations of the Wider Corp Group.

CATEGORY 9

CORP'S LIABILITIES TO THIRD PARTIES WHICH ARE COVERED BY A CORP INSURANCE POLICY AND LIABILITIES OF CORP WHICH WOULD BE COVERED BY A CORP INSURANCE POLICY BUT
FOR:

A. ANY EXCESS, DEDUCTIBLE OR LIMIT OF LIABILITY APPLICABLE UNDER ANY CORP INSURANCE POLICY TO ANY SUCH LIABILITY; OR

B. ANY INSURER FAILING TO SATISFY ANY CORP INSURANCE POLICY CLAIM IN FULL WHEN PAYABLE WHEN THE INSURER IS IN LIQUIDATION, PROVISIONAL LIQUIDATION OR ADMINISTRATION UNDER THE INSOLVENCY ACT 1986 (AS AMENDED FROM TIME TO
       TIME) OR SUBJECT TO ANY SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE ACT (OR ANY EQUIVALENT OR ANALOGOUS PROCEEDING OR ARRANGEMENT IN ANY OTHER JURISDICTION, INCLUDING ANY PROCEEDING UNDER CHAPTER 11 OF THE BANKRUPTCY CODE); OR

C. THE CORP INSURANCE POLICY OR ANY CLAIM UNDER IT BEING VOID OR AVOIDED BY ANY INSURER,

BEING LIABILITIES OF CORP IN RESPECT OF WHICH THE THIRD PARTY WOULD HAVE RIGHTS AGAINST THE INSURER UNDER THAT CORP INSURANCE POLICY BY VIRTUE OF SECTION 1 OF THE 1930 ACT IN THE EVENT THAT ANY OF THE EVENTS SET OUT IN SECTION 1(1)(B) OF THE 1930 ACT OCCURRED WITH RESPECT TO CORP

These claims are covered by a third party insurer in circumstances where Corp's rights against the insurer in respect of its liability to the third party concerned would be transferred to and vest in the third party by virtue of the Third Party (Rights Against Insurers) Act 1930 (the "1930 Act") if Corp were to enter into a administration or insolvency proceeding. The 1930 Act has the effect of putting creditors in this category into an equivalent position to a creditor with security, and accordingly those creditors would constitute a separate class of creditor for the purposes of the Scheme if their insured claims were treated as Scheme Claims.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

This category of Excluded Claims extends to claims that would be recoverable from an insurer but for the fact that the insurer concerned has entered into an insolvency proceeding under the Insolvency Act 1986 (or any equivalent proceeding under any foreign jurisdiction). Corp has a contingent liability for industrial injury and disease claims from former and current employees where its liability was insured with Chester Street Insurance Holdings Limited ("Chester Street") which was formerly known as Iron Trades Holdings Limited. Chester Street is insolvent and in provisional liquidation. Certain of these employers liability claims will be recoverable in full, notwithstanding Chester Street's insolvency, by virtue of compensation schemes operated by Financial Services Compensation Scheme Limited pursuant to the Financial Services and Markets Act 2000 or the Policyholders Protection Act 1975. Where that is the case, the claimant would have the right to payment under the appropriate compensation scheme by virtue of the 1930 Act if Corp were to enter into any insolvency proceeding.

The potential application of the compensation schemes to certain third parties with claims insured by Corp with an insolvent insurer means that, unless treated as Excluded Creditors, such creditors might still be better off if Corp were to enter into insolvency or administration proceedings under the Insolvency Act 1986. It is not practicable to distinguish between those creditors in respect of which Corp's potential liability is covered under a contract of UK employers liability or motor liability who would benefit from a compensation scheme and those who are not.

Corp does not regard it as practical to scheme any insurance policy deductible or excess applicable to a claim covered by insurance for the following reasons:

a. the amounts involved are not expected to be material in the context of the Scheme; and

b. it would be impossible to determine in advance who would be excluded and who would be schemed if the amounts over and above the deductibles and excesses were treated as Scheme Claims.

In addition, Corp does not regard it as practicable to scheme any liability to a third party in an amount greater than the third party would have been able to recover from the insurer if the 1930 Act applied by reason of any applicable limit of liability within the policy. This is for the following reasons:

a. the scheming of potential claims in respect of industrial injury, which could potentially arise a number of years from the Effective Date, may have the effect of preventing closure of the Corp Scheme; and

b. scheming such liabilities may detrimentally affect the success of the Corp Scheme as exposure to such claims would impact upon the ability to include in the Scheme an immediate distribution to Admitted Scheme Creditors and upon the ability to demonstrate the adequacy of the reserve.

CATEGORY 10

PREFERENTIAL CLAIMS

These creditors are being excluded on the basis that, in a liquidation of Corp, they would rank in priority to the other creditors of plc. Accordingly these creditors would be likely to receive the full amount of their claim in a liquidation of Corp. To include them as Scheme Creditors would prejudice their rights.

CATEGORY 11

RIGHTS OF INDEMNITY OF DIRECTORS AND OFFICERS OF CORP (WHO WERE DIRECTORS AND/OR OFFICERS AT THE RECORD DATE) AGAINST CORP UNDER ITS ARTICLES OF ASSOCIATION AND AT COMMON LAW

The directors are assisting with the implementation of the Restructuring for the benefit of the creditors and stakeholders of the Marconi Group and it would be unfair for them to do so without the indemnity.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 12

COSTS, FEES AND EXPENSES OF THE RESTRUCTURING PARTIES AND ADVISERS (AND ANY LIABILITY UNDER ANY ENGAGEMENT LETTER OR SIMILAR ARRANGEMENT ENTERED INTO BY CORP WITH SUCH PARTIES) INCURRED IN CONNECTION WITH THE CONSIDERATION, NEGOTIATION AND IMPLEMENTATION OF THE RESTRUCTURING

It is essential that parties that are working in connection with the proposed restructuring of Corp are paid in full in order to ensure their continued assistance in the process.

CATEGORY 13

LIABILITIES OF CORP TO A CREDITOR WHERE ALL SUCH LIABILITIES IN AGGREGATE TO THAT CREDITOR DO NOT EXCEED L5,000 WHICH, FOR THE AVOIDANCE OF DOUBT, DO NOT INCLUDE ANY LIABILITIES IN RESPECT OF BONDS

These liabilities are being excluded on the basis that their claims are de minimis and the costs of distributing the scheme document to such claimants, administering such claims under the Scheme and distributing the Scheme Consideration is disproportionate to the benefit derived from not paying such claims in full.

CATEGORY 14

LIABILITIES IN RESPECT OF DIVIDENDS DECLARED PRIOR TO THE RECORD DATE ON THE SHARES IN THE CAPITAL OF CORP BUT NOT CLAIMED BY THE RELEVANT SHAREHOLDER OR FORMER SHAREHOLDER

By reason of section 74(2)(f) of the Insolvency Act 1986 creditors in respect of unclaimed dividends would, if Corp were to be wound up, be subordinated; and that therefore they would be in a separate class from that of general unsecured creditors. As by reason of Article 136 of Corp's Articles of Association claims of this nature are not barred until the expiration of 12 years, there are tens of thousands of such creditors. It would be excessively expensive to identify them, to send the Scheme Document to each of them and, in the event that the recipients of the Scheme Document did make a claim, to administer their claim and distribute Scheme Consideration to them. As a practical matter it would be necessary to provide that the Scheme could take effect even if, at the separate class meeting of creditors in this category, the statutory majority (or a sufficiently representative turnout) were not obtained, and this would remove any incentive for the class to vote in favour of the Scheme. Given the fact that almost all claims would in any event be excluded under Category 13, the decision has been taken to exclude whatever other claims of this nature remain outstanding.

CATEGORY 15

LIABILITIES IN RESPECT OF THE LEASE OF THE PROPERTY AT 329-333 HIGH STREET, STRATFORD, LONDON

The property at 329-333 High Street, Stratford is considered to be an asset as opposed to a liability of Corp.

CATEGORY 16

CORP'S LIABILITIES UNDER THE RESTRUCTURING UNDERTAKING AGREEMENTS OF EACH ESOP DERIVATIVE BANK, THE ESOP ESCROW AGREEMENT, MOBILE ESCROW AGREEMENT, SUBSEQUENTLY SOLD OPCO ESCROW AGREEMENTS AND THE ESOP SETTLEMENT AGREEMENT

Details of the arrangements with the ESOP Derivative Banks are described in part I, Section 2, Part D.2. The settlement of the claims of the ESOP Derivative Banks has been negotiated on the basis that the claims of the ESOP Derivative Banks will be excluded from the Schemes.

CATEGORY 17

CORP'S LIABILITY IN RESPECT OF ANY PERSONAL INJURY CLAIMS WHICH ARE NOT EXCLUDED FROM THE CORP SCHEME UNDER CATEGORY 9 ABOVE

It is thought necessary to exclude such liabilities on the grounds that potential claimants under these categories may be unaware of their contingent right to claim as personal injury claims are often latent in nature. To include such creditors in the Scheme may give rise to unfairness issues.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

Furthermore, in order to scheme such claims it would be necessary to ensure that sufficient Scheme Consideration is reserved for such creditors. Accurately estimating the provision necessary to adequately cover the potential claims is considered to be extremely difficult. In addition:

a. scheming such claims may have the effect of preventing closure of the Corp Scheme; and

b. scheming such liabilities may detrimentally affect the success of the Corp Scheme as exposure to such claims would impact upon the ability to include in the Scheme an immediate distribution to Admitted Scheme Creditors and upon the ability to demonstrate the adequacy of the reserve.

CATEGORY 18

CORP'S LIABILITY (IF ANY) IN RESPECT OF THE ITALIAN IMPLIED GUARANTEE

Article 2362 of the Italian Civil Code provides that, in the insolvency of an SpA, its sole shareholder (if it is 100 per cent. owned by one entity) is liable for all obligations incurred by that SpA during the period in which it was the sole shareholder. The sole shareholder is liable whether or not it is itself an Italian company.

Between March 2000 and 29 October 2001, Corp was the direct holding company of the Italian group, by virtue of being the sole shareholder in Marconi Finanziaria SpA (now Marconi Holdings SpA) ("MHSpA"). MHSpA in turn was the 100 per cent. owner of the Italian operating companies, primarily Marconi Communications SpA and Marconi Mobile SpA ("Secure Comms"). MHSpA has since been demerged into MHSpA and Mobile.

As a result of its 100 per cent. shareholding in MHSpA between March 2000 and 29 Oct 2001, should MHSpA become, or be declared, insolvent at any time, Corp would have implied guarantee obligations with respect to all debts/obligations incurred by MHSpA between March 2000 and 29 October 2001. MHSpA may in turn have an implied guarantee obligation in respect of Marconi Communications SpA and Secure Comms (for the period in which it was the 100 per cent. owner of those companies).

The implied guarantee would normally be enforced by the trustee in bankruptcy if the SpA is formally declared insolvent; however, prior to formal declaration of insolvency, individual creditors would still have rights under Article 2362.

As the liabilities are ones which may not arise, it is intended that any liability under the implied guarantee should be excluded; to include this claim may encourage or accelerate a claim which may not otherwise be made, which could have a detrimental effect on the ability to include in the Scheme an immediate distribution to Admitted Scheme Creditors and the ability to demonstrate the adequacy of the reserve.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

PART III -- LIST OF EXCLUDED CLAIMS UNDER THE PLC SCHEME

The following Liabilities (as at the Record Date) will be excluded from the plc
Scheme:

(1) commercial contracts that will be novated to Corp on or before the Effective Date as set out below;

(2)    plc's Liability in respect of any plc Pensions Promises or Arrangements;

(3)    Preferential Claims;

(4) Liabilities in respect of dividends declared prior to the Record Date on the shares in the capital of plc but not claimed by the relevant shareholder or former shareholder;

(5) costs, fees and expenses of the Restructuring Parties and Advisers (and any Liability under any engagement letter entered into by plc with such parties) incurred in connection with the consideration, negotiation and implementation of the Restructuring and the costs, fees and expenses of advisers to plc in connection with the plc ongoing litigation as set out below;

(6)    Liabilities of plc to parties which will be providing the plc Services;

(7) fee and service arrangements of Directors (who were Directors at the Record Date);

(8) Liabilities of plc to a creditor where all such Liabilities in aggregate of that creditor do not exceed L5,000 which for the avoidance of doubt, do not include any Liabilities in respect of Bonds; and

(9)    Liabilities of plc under:

      (a) the restructuring undertaking agreements of each ESOP Derivative Bank, the ESOP Escrow Agreement, Mobile Escrow Agreement, Subsequently Sold Opco Escrow Agreements, the ESOP Settlement Agreement and the plc guarantee of the ESOP Derivative Transactions (more fully described in part I, Section 2, Part D.2); and

      (b) the documentation which has been entered into in connection with the Restructuring prior to the Record Date as set out below.

LIST OF CLAIMS

Note: Lists have not been provided for Categories 3, 4, 8 and 9(a).

CATEGORY 1

COMMERCIAL CONTRACTS THAT WILL BE NOVATED TO CORP ON OR BEFORE THE EFFECTIVE
DATE

     Description                                     Recipient/ parties                             Date
     --------------------------------------------    --------------------------------------------   ----------------
1.   Guarantee of the obligations of Marconi         Finmeccanica SpA                               02/08/02
     (Bruton Street) Limited under the sale and
     purchase agreement entered into in
     connection with the disposal of the entire
     issued capital of Marconi Mobile Holdings
     SpA to Finmeccanica SpA
2.   Licence agreement between Lemelson Medical,     Corp, plc and Lemelson Medical, Education      01/12/99
     Education and Research Foundation, Limited      and Research Foundation, Limited Partnership
     Partnership and plc
3.   Transactions Agreement (as supplemented by a    The General Electric Company, p.l.c. and       27/4/99 as
     supplementary agreement entered into between    British Aerospace Public Limited Company       amended on
     The General Electric Company, p.l.c. and                                                       7/10/99
     British Aerospace Public Limited Company
     dated 7 October 1999)
4.   Payment Deed                                    The General Electric Company, p.l.c. and       27/4/99
                                                     British Aerospace Public Limited Company
5.   Letter Agreement amending the terms of the      Marconi plc and BAe SYSTEMS plc                2/11/01
     Transactions Agreement and the Payment Deed
6.   General Deed of Covenant                        Marconi plc and British Aerospace Public       29/11/99
                                                     Limited Company
7.   Deed of Undertaking and Guarantee               Marconi plc, The General Electric Company      29/11/99
                                                     plc and British Aerospace Public Limited
                                                     Company

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

     Description                                     Recipient/ parties                             Date
     --------------------------------------------    --------------------------------------------   ----------------
8.   Tax Deed of Covenant                            Marconi plc and British Aerospace Public       29/11/99
                                                     Limited Company
9.   EASAMS Agreement                                Marconi plc and British Aerospace Public       29/11/99
                                                     Limited Company
10.  Services Agreement                              Marconi plc and British Aerospace Public       29/11/99
                                                     Limited Company
11.  Technology Access Agreement                     Marconi plc and British Aerospace Public       29/11/99
                                                     Limited Company
12.  Completion Accounts Agreement                   Marconi plc and British Aerospace Public       11/2/00
                                                     Limited Company
13.  Agreement relating to the JORN Project          Marconi plc and British Aerospace Public       11/02/00
                                                     Limited Company

CATEGORY 2

PLC'S LIABILITY IN RESPECT OF ANY PLC PENSION PROMISES OR ARRANGEMENTS

UK

Liabilities to the UK Plan in respect of current and former plc employees including any Liabilities which might arise in respect of plc as a result of section 75 of the Pensions Act 1995.

Funded Unapproved Retirement Benefit Schemes for John Mayo, Michael Parton and Michael Donovan.

CATEGORY 5

COSTS, FEES AND EXPENSES OF THE RESTRUCTURING PARTIES AND ADVISERS (AND ANY LIABILITY UNDER ANY ENGAGEMENT LETTER OR SIMILAR ARRANGEMENT ENTERED INTO BY PLC WITH SUCH PARTIES) INCURRED IN CONNECTION WITH THE CONSIDERATION, NEGOTIATION AND IMPLEMENTATION OF THE RESTRUCTURING AND COSTS, FEES AND EXPENSES OF ALL ADVISERS TO PLC INCURRED IN CONNECTION WITH THE PLC ONGOING LITIGATION

NB THIS LIST SETS OUT THE ONLY CREDITORS OR CLAIMS WHICH FALL INTO THIS
CATEGORY.

LIST OF RESTRUCTURING PARTIES AND ADVISERS

Allen & Overy
Clifford Chance LLP
Bingham McCutchen LLP
Cravath, Swaine & Moore
Freshfields Bruckhaus Deringer
McCann Fitzgerald
Global
Linklaters
White & Case
PricewaterhouseCoopers LLP
Lazard Brothers & Co. Limited
KPMG LLP
Deloitte & Touche
Talbot Hughes McKillop LLP
The Law Debenture Trust Corporation p.l.c.
Theodore Goddard
Greenhill & Co. International LLP
Cazenove & Co. Ltd
LEK Consulting
Morgan Stanley & Co. Limited
Bank of New York

Liabilities incurred in connection with costs, fees and expenses as described above (but not including, for the avoidance of doubt, the principal financial indebtedness which is to be schemed) with respect to:

Barclays Bank PLC
HSBC Bank plc, London Branch
JP Morgan Chase Bank
The Royal Bank of Scotland plc
Commerzbank Aktiengesellschaft, London Branch
Intesa BCI S.p.A.
Cargill Financial Markets PLC
Appaloosa Management LP
AIG Global Investment Corp
Teachers Insurance and Annuity Association of America

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

DETAILS OF ANY ENGAGEMENT LETTERS

     Document Description                            Parties                                        Letter Date
     --------------------                            -------                                        -----------
1.   Engagement letter                               Deloitte & Touche and plc                      22/04/02
                                                                                                    (Supplements
                                                                                                    letters of
                                                                                                    18/09/01 and
                                                                                                    01/11/01)
2.   Engagement letter and indemnity and             Morgan Stanley & Co. Limited, Corp and plc     20/06/02 and
     subsequent variation of terms                                                                  26/03/03
3.   Engagement letter                               White & Case LLP, plc and Corp                 31/12/02
4.   Engagement letter and indemnity                 Lazard Brothers & Co., Limited and plc         04/12/01 as
                                                                                                    amended on
                                                                                                    07/05/01
5.   Engagement letter and subsequent variation      Talbot Hughes LLP (now Talbot Hughes           24/05/02,
     of terms                                        McKillop LLP), Corp and plc                    05/09/02 and
                                                                                                    01/10/02
6.   Fee agreement                                   Bingham Dana LLP (now Bingham McCutchen LLP)   24/04/02
                                                     and plc
7.   Fee agreement                                   Bingham McCutchen LLP, Corp and plc            6/03/03
8.   Engagement letter                               Cazenove & Co. Ltd and plc                     07/05/02
9.   Engagement letter                               PricewaterhouseCoopers LLP and plc             24/09/02
                                                                                                    (Supplements
                                                                                                    letters of
                                                                                                    26/03/02,
                                                                                                    10/04/02,
                                                                                                    18/04/02,
                                                                                                    24/04/02,
                                                                                                    07/06/02 and
                                                                                                    16/08/02)
10.  Engagement letter                               PricewaterhouseCoopers LLP, Corp and plc       11/03/03
11.  Engagement letter                               Greenhill & Co., LLP, Greenhill & Co.          20/05/02
                                                     International LLP, the Ad Hoc Bondholders
                                                     Committee, Corp and plc
12.  Sponsors' Agreement                             Corp, plc, Morgan Stanley & Co Limited and     (May be prior to
                                                     Lazard Brothers & Co., Limited                 Record Date)
13.  Engagement letter                               KPMG, Corp and plc                             10/10/02 as
                                                                                                    amended on
                                                                                                    17/03/03 and
                                                                                                    26/03/03
14.  Terms of engagement in relation to due          Allen & Overy, Corp, plc, Lazard Brothers &    26/03/03
     diligence reports                               Co., Limited and Morgan Stanley & Co.,
                                                     Limited
15.  Distribution Agent Fee Letter                   Corp, plc and The Bank of New York             14/03/03
16.  Escrow Trustee Fee Letter                       Corp, plc and Regent Escrow Limited            27/03/03

PLC ONGOING LITIGATION ADVISORS

Allen & Overy
DLA
Clyde & Co.
Pinsent Curtis Biddle
Latham & Watkins LLP
Smith Moore LLP
Foley & Lardner
Herbert Smith
Kirkpatrick & Lockhart LLP
Freshfields Bruckhaus Deringer
Cravath, Swaine & Moore
Baker & Hostetler
McDermott, Will & Emery

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

CATEGORY 6

LIABILITIES OF PLC TO PARTIES WHICH WILL BE PROVIDING THE PLC SERVICES

NB THIS LIST SETS OUT THE ONLY CREDITORS WHICH FALL INTO THIS CATEGORY

Deliotte & Touche
Computershare Investor Services plc
Marsh UK Limited
Arendt Fox

CATEGORY 7

FEE AND SERVICE ARRANGEMENTS OF DIRECTORS (WHO WERE DIRECTORS AT THE RECORD
DATE)

NB THIS LIST SETS OUT THE ONLY CREDITORS WHICH FALL INTO THIS CATEGORY

                         Name                                    Document Description                     Date
                         ----                                    --------------------                     ----
1.   Devaney, John Francis                           Service agreement                              14/03/03
2.   Atkinson, Michael Kent                          Engagement letter                              16/12/02
3.   Koepf, Werner Karl                              Engagement letter                              16/12/02
4.   Bonham, Derek                                   Engagement letter                              10/04/01

CATEGORY 9(B)

DOCUMENTATION RELATING TO THE RESTRUCTURING

NB THIS SETS OUT THE ONLY DOCUMENTATION WHICH FALLS INTO THIS CATEGORY

                 Document Description                                  Parties                            Date
                 --------------------                                  -------                            ----
1.   Deed of novation relating to the licence        Corp, plc and Lemelson Medical, Education      26/03/03
     agreement dated 1 December 1999 between         and Research Foundation Limited
     Lemelson Medical, Education and Research
     Foundation Limited and plc
2.   BAE Deed of Novation                            Corp, plc and BAE                              26/03/03
3.   Finmeccanica Guarantee Deed of Novation         Finmeccanica, Corp and plc                     26/03/03
4.   Scheme Implementation Deed                      Corp, plc, E-A Continental Limited, Marconi    27/03/03
                                                     Nominees Limited and others
5.   Security Power of Attorney                      plc                                            27/03/03
6.   Receivables Assignment Agreement                Corp and plc                                   27/03/03
7.   Statement and Waiver Agreement                  Corp, plc and certain other Group Companies    27/03/03
8.   Memorandum of Understanding in connection       Corp, plc and the Pension Benefit Guaranty     25/03/03
     with the US pension schemes                     Corporation
9.   Escrow and Distribution Agreement               Corp, plc, Regent Escrow Limited, The Bank     27/03/03
                                                     of New York, The Law Debenture Trust
                                                     Corporation p.l.c., Ancrane, Bondholder
                                                     Communications Group, Philip Wallace and
                                                     Richard Heis
10.  Deed of Assignment relating to assignment by    E-A Continental, plc and Corp                  27/03/03
     E-A Continental of the E-A Continental
     receivable
11.  Deed of Assignment relating to assignment by    Corp, plc and Ancrane                          27/03/03
     plc of the E-A Continental receivable
12.  Bondholder Confirmation Letter                  Corp, plc, The Law Debenture Trust             27/03/03
                                                     Corporation p.l.c. and The Bank of New York
13.  Second Supplemental Trust Deeds                 Corp, plc and The Law Debenture Trust          24/03/03
                                                     Corporation p.l.c.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

PART IV -- EXPLANATION FOR EXCLUSIONS AT PLC LEVEL

GENERAL

There are limited exclusions for the plc Scheme. The claims of certain creditors have been excluded from the plc Scheme for a variety of reasons as follows:

(a) contracts that will be novated to Corp or claims that will be settled -- the categories which are attributable (in whole or in part) to this are Categories 1 and 9;

(b) claims that would be preferential if plc were to be wound up -- the categories which are attributable (in whole or part) to the preferential nature of the claims comprised in them are Categories 2 and 3;

(c) claims that would, or might, be incapable of being compromised by means of a scheme -- the category which is in part attributable to this being incapable of compromise is Category 2;

(d) claims that would, unless excluded, form a separate class which it would be impractical to consult on that basis -- the category which is attributable to impractical class problems is category 4;

(e) claims which it would be uneconomic to include -- the category which is attributable to the cost of including them is Category 8; and

(f) claims that relate to parties who are assisting in the consideration, negotiation and/or implementation of the plc Scheme -- the categories which are attributable (in whole or in part) to assisting in the implementation of the plc Scheme are Categories 5, 6, 7 and 9.

CATEGORY 1

COMMERCIAL CONTRACTS THAT WILL BE NOVATED TO CORP ON OR BEFORE THE EFFECTIVE
DATE

plc's guarantee of the obligations of Marconi (Bruton Street) Limited under the sale and purchase agreement entered into in connection with the disposal of the entire issued capital of Marconi Mobile Holdings SpA to Finmeccanica SpA

On 2 August 2002, Marconi (Bruton Street) Limited ("MBSL") disposed of the entire issued share capital of Marconi Mobile Holdings SpA (the holding company for the Marconi Mobile group in Italy) ("Mobile") to Finmeccanica SpA. As part of that disposal, plc guaranteed the obligations of MBSL under the sale and purchase agreement (the "Finmeccanica Guarantee"). The sale and purchase agreement also provided that if, as a result of a restructuring of the Marconi group, plc ceases to be the ultimate parent company of MBSL, plc is obliged to novate the Finmeccanica Guarantee to the ultimate holding company of the restructured group. Finmeccanica is obliged to execute that novation agreement and thereby release plc from its obligations under the Finmeccanica Guarantee. Under a side letter between Corp and plc, Corp agreed that if, as a result of such a restructuring, Corp became the ultimate holding company of MBSL, it would accept such a novation of the Finmeccanica Guarantee (or, if another entity became the ultimate holding company of MBSL, Corp would procure that such company would enter into a novation agreement). Corp agreed to this as it received a benefit from the sale of Mobile.

The license granted by Lemelson Medical, Education and Research Foundation Limited dated 1 December 1999

Under an agreement dated 1 December 1999 between Lemelson Medical, Education and Research Foundation, Limited Partnership ("Lemelson") and plc ("Lemelson Agreement") Lemelson licenses certain patents to plc for the benefit of plc and relevant members of the Marconi Group. The royalty payments due under the Lemelson Agreement were paid by plc on behalf of the relevant members of the Group (and, in effect, charged back to such Group members). The Lemelson Agreement was entered into as a result of patent litigation commenced by Lemelson against plc. The Lemelson Agreement is of ongoing benefit to members of the Group but is of no direct benefit to plc. It is therefore appropriate for the Lemelson Agreement to be novated to Corp.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

The agreements entered into between plc and BAE or entered into between Corp and BAE and subsequently novated from Corp to plc, in respect of the merger of the Group's defence business with BAE

The separation of the Group's defence businesses ("MES") and subsequent merger with BAE was completed in November 1999. The original transactions agreement and payment deed which set out the principles of the merger were entered into between Corp and BAE. These agreements were subsequently novated from Corp to plc and plc also became the relevant Marconi party to all other agreements entered into at completion of the merger (the "BAE Merger Agreements"). As part of the transaction plc agreed to try and obtain the release of any MES companies from arrangements (including guarantees) which they had made for the benefit of the businesses retained by plc and further agreed to indemnify the relevant BAE company for any payment which arose under those arrangements should plc fail to obtain such a release. Equally BAE agreed to try and obtain the release of any Group companies from arrangements (including guarantees) made for the benefit of MES companies and also agreed to indemnify the relevant Group company against any payments which subsequently arose in the event that BAE failed to obtain such release. The BAE Merger Agreements would, in the normal course of events, be schemed and thus both BAE and the Group would lose the benefit of the indemnities going forward. Therefore, in order to ensure that these existing arrangements continue it is necessary to novate all of the BAE Merger Agreements to Corp.

CATEGORY 2

PLC'S LIABILITIES IN RESPECT OF ANY PLC PENSION PROMISES OR ARRANGEMENTS

Any sum which is owed by plc and is a sum to which Schedule 4 to the Pension Schemes Act 1993 applies (contributions to occupational pension schemes and state scheme premiums) would be preferential on a winding up of plc and therefore it would be inequitable to scheme these liabilities.

In addition, sections 91 and 92 of the Pensions Act 1995 provide that entitlements to a pension under an occupational pension scheme or rights to a future pension under such a scheme are generally inalienable and cannot be forfeited. It is considered that sections 91 and 92 would probably prevent the compromise or arrangement of certain pension liabilities by way of a scheme of arrangement. In addition, it was thought that the right by the trustees under certain pension plans to collect any debt due to existing underfunding of these schemes could also not be schemed because of those provisions. Legal authority is unclear as to whether any Liability which plc might have under section 75 of the Pensions Act 1995 is safeguarded by sections 91 and/or 92 of that Act and accordingly specific wording has been included to clarify that liabilities under section 75 are excluded. In any event, plc does not consider that any Liability would arise under section 75 in respect of plc.

Furthermore certain beneficiaries are continuing their employment with Corp and accordingly Corp will take on plc's liabilities post-Effective Date.

CATEGORY 3

PREFERENTIAL CLAIMS

These creditors are being excluded on the basis that, in a liquidation of plc, they would rank in priority to the other creditors of plc. Accordingly these creditors would be likely to receive the full amount of their claim in a liquidation of plc. To include them as Scheme Creditors would prejudice their rights.

CATEGORY 4

LIABILITIES IN RESPECT OF DIVIDENDS DECLARED PRIOR TO THE RECORD DATE ON THE SHARES IN THE CAPITAL OF PLC BUT NOT CLAIMED BY THE RELEVANT SHAREHOLDER OR FORMER SHAREHOLDER

In an insolvent liquidation of plc the claims of creditors in respect of unclaimed dividends would be subordinated to the claims of all other creditors. They are therefore in a different class from other creditors of plc. There are three ways in which these creditors could be treated: they could be included in the Scheme; they could be excluded from the Scheme and left unpaid on the ground that with their subordinated status they have no interest in plc's assets; or they could be excluded from the Scheme and paid if and when a claim is made.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                     APPENDIX 9: EXCLUDED CLAIMS

--------------------------------------------------------------------------------

The first way would involve a separate class meeting of these creditors. This has been rejected because it would be exceedingly expensive to identify them, to send the Scheme Document to each of them and, in the event that the recipients of the Scheme Document did make a claim, to administer their claim and distribute Scheme Consideration to them. As a practical matter it would be necessary, in order to be on the safe side, to provide that the Scheme could take effect even if, at the separate class meeting of creditors in this category, the statutory majority (or a sufficiently representative turnout) were not obtained, and this would remove any incentive for the class to vote in favour of the Scheme.

The second way would leave them with unpaid claims against plc in the capacity as creditor and could therefore result in an insolvent liquidation of plc. This approach has been rejected because if this were to occur in the early stages of the implementation of the Schemes, it may have implications for the reputation of the Marconi name and accordingly may impact upon the trust of third parties to deal with members of the Corp Group going forward.

In addition given the fact that almost all claims would in any event be excluded under Category 8, the decision was taken to exclude whatever other claims of this nature remain outstanding.

Therefore it is proposed that they be excluded from the plc Scheme and paid in full if and when a claim is made.

CATEGORY 5

COSTS, FEES AND EXPENSES OF THE RESTRUCTURING PARTIES AND ADVISERS (AND LIABILITY UNDER ANY ENGAGEMENT LETTER OR SIMILAR ARRANGEMENT ENTERED INTO BY PLC WITH SUCH PARTIES), INCURRED IN CONNECTION WITH THE CONSIDERATION, NEGOTIATION AND IMPLEMENTATION OF THE RESTRUCTURING AND COSTS, FEES AND EXPENSES OF ALL ADVISERS TO PLC IN CONNECTION WITH THE PLC ONGOING LITIGATION

It is essential that parties that are working in connection with the plc Scheme are paid in full in order to ensure their continued assistance in the process. Furthermore parties are advising plc in connection with the defence of claims brought against plc and it would be unreasonable to expect the relevant parties to continue to offer their services after the Effective Date if any existing claims that they may have were to be schemed.

CATEGORY 6

LIABILITIES OF PLC TO PARTIES WHICH WILL BE PROVIDING THE PLC SERVICES

These liabilities are being excluded on the basis that the services of these parties are required following the Effective Date of the plc Scheme and it would be unreasonable to expect the relevant parties to continue to offer their services after the Effective Date if any existing claims that they may have were to be schemed.

CATEGORY 7

FEE AND SERVICE ARRANGEMENTS OF DIRECTORS (WHO WERE DIRECTORS AT THE RECORD
DATE)

These liabilities are being excluded on the basis that the services of these parties are required following the Effective Date of the plc Scheme and it would be unreasonable to expect the relevant parties to continue to offer their services after the Effective Date if any existing claims that they may have were to be schemed.

CATEGORY 8

LIABILITIES OF PLC TO A CREDITOR WHERE ALL SUCH LIABILITIES IN AGGREGATE OF THAT CREDITOR DO NOT EXCEED L5,000 WHICH, FOR THE AVOIDANCE OF DOUBT, DO NOT INCLUDE ANY LIABILITIES IN RESPECT OF BONDS

These liabilities are being excluded on the basis that their claims are de minimus and the costs of distributing the Scheme Document to such claimants, administering their claims under the Scheme and distributing the Scheme Consideration would be disproportionate to the benefit derived from not paying such claims in full.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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CATEGORY 9

LIABILITIES OF PLC UNDER:

A. THE RESTRUCTURING UNDERTAKING AGREEMENTS OF EACH ESOP DERIVATIVE BANK, THE ESOP ESCROW AGREEMENT, MOBILE ESCROW AGREEMENT, SUBSEQUENTLY SOLD OPCO ESCROW AGREEMENTS, THE ESOP SETTLEMENT AGREEMENT AND THE PLC GUARANTEE OF THE ESOP DERIVATIVE TRANSACTIONS; AND

B. THE DOCUMENTATION WHICH HAS BEEN ENTERED INTO IN CONNECTION WITH THE RESTRUCTURING PRIOR TO THE RECORD DATE

Details of the equity derivative and settlement arrangements with the ESOP Derivative Banks are described in part I, Section 2, Part D.2. The settlement of the claims of the ESOP Derivative Banks referred to in that Part has been negotiated on the basis that the ESOP related claims of the ESOP Derivative Banks will be excluded from the plc Scheme.

As plc is entering into a number of agreements in connection with the Restructuring, it is considered necessary to exclude those agreements.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 10
                    SECURITY AND INTERCREDITOR ARRANGEMENTS

The New Senior Notes, the New Junior Notes and the Performance Bonding Facility will benefit from guarantees ("GUARANTEES") to be provided by each of the Group Companies set out below ("GUARANTORS") with the exception of (1) Marconi Communications Telemulti Ltda, which is a Brazilian company that will neither provide a Guarantee nor provide any Security except the quotas (equity interests) which will be pledged as Security by its non-Brazilian parent company, both of which will be deemed to be Guarantors for the purposes of the covenants in the Indentures; and (2) Corp, which will not provide guarantees of the New Senior Notes or New Junior Notes because it is the issuer of those Notes. Except as described in Part 2 of this Appendix 10, each Guarantee will be supported by security over certain assets of the respective Guarantor ("SECURITY"). Those Group Companies marked with an * will constitute "US Guarantors" under the New Notes; all other Group Companies listed below will constitute "Non-US Guarantors" under the New Notes. US Guarantors comprise the Guarantors that are Ringfenced Entities, and Non-US Guarantors comprise all other Guarantors. All Security and Guarantees shall be provided subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities. The limitation language will be set out in the Security Trust and Intercreditor Deed. See "Risk Factors --Risks related to ownership of the New Shares, the New Notes and the Warrants -- The value of the guarantees and the collateral may be limited by applicable laws" in
Section I, Part F.4. Subject to local law, the Security will be granted to the Security Trustee which will hold the Security on behalf of the trustees of the New Notes (on behalf of the holders of the New Notes), the banks providing the Performance Bonding Facility and certain other Secured Creditors. The ranking of the Guarantees and Security, as between the New Senior Notes, the New Junior Notes and the Performance Bonding Facility is set out in the Security Trust and Intercreditor Deed, and a summary of it is detailed below.

1.     GUARANTORS AS AT THE ISSUE DATE

Capitalised terms in this Section "Guarantors as at the Issue Date" have the meaning given to them in Appendix 8: Terms of the New Senior Notes and New Junior Notes.

On the Issue Date, each of the following Group Companies will be Guarantors:

AUSTRALIA

Marconi Australia Holdings Pty Limited (change of registration details from Marconi Australia Holdings Limited expected to be effective from 11 April 2003)

Marconi Australia Pty Limited

BRAZIL

Marconi Communications Telemulti Ltda

GERMANY

Marconi Communications GmbH

Marconi Communications Holdings GmbH

Marconi Communications Real Estate GmbH

GUERNSEY

Bruton Street Overseas Investments Limited

HONG KONG

G.E.C. (Hong Kong) Limited

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Marconi Communications Asia Limited

IRELAND

Marconi Communications Limited* (Ireland)

Marconi Communications Optical Networks Limited*

ITALY

Marconi Communications SpA

Marconi Holdings SpA

Marconi Sud SpA

MEXICO

Administrativa Marconi Communications, S.A. de C.V.*

Marconi Communications de Mexico, S.A. de C.V.*

Marconi Communications Exportel, S.A. de C.V.*

Marconi Communications, S.A. de C.V.*

NETHERLANDS

Marconi Communications BV*

SWITZERLAND

Marconi Communications GmbH* (Switzerland)

UK

Associated Electrical Industries Limited

Elliott-Automation Holdings Limited

English Electric Company Limited

GPT Special Project Management Limited

Highrose Limited

Metapath Software International Limited

Marconi Aerospace Unlimited

Marconi (Bruton Street) Limited

Marconi (DGP1) Limited

Marconi (DGP2) Limited

Marconi Bonding Limited

Marconi Communications China Limited

Marconi Communications Holdings Limited

Marconi Communications International Holdings Limited

Marconi Communications International Investments Limited

Marconi Communications International Limited

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Marconi Communications Investments Limited

Marconi Communications Limited

Marconi Corporation plc

Marconi (Elliott Automation) Limited

Marconi (NCP) Limited

Marconi Optical Components Limited

Marconi UK Intellectual Property Limited

Mobile Systems International Holdings Limited

US

Bruton Street Partnership (a general partnership to be converted to a corporation prior to the Issue Date)

FS Finance Corp.

FS Holdings Corp.

Metapath Software International, Inc.

Metapath Software International (US), Inc.

Marconi Acquisition Corp.*

Marconi Communications Federal, Inc.*

Marconi Communications Holdings, Inc.

Marconi Communications, Inc.*

Marconi Intellectual Property (Ringfence) Inc.*

Marconi Intellectual Property (US) Inc.

Marconi Communications North America Inc.

Marconi Communications Technology, Inc.*

Marconi Inc.

Marconi Networks Worldwide, Inc.*

Marconi Software International, Inc.

On an ongoing basis, Corp is required to ensure under the terms of the New Notes that:

      a. each Significant Subsidiary is or becomes a Guarantor (provided that in the event that such Subsidiary cannot provide a Guarantee by reason of any legal or regulatory impediment which is beyond the reasonable control of Corp and its Subsidiaries, by reason of any contractual restriction or obligation in effect prior to the Scheme Launch Date, (in the case of a Person which becomes a Subsidiary of Corp after the Issue Date) by reason of any contractual restriction or obligation which was in existence when that person became a Subsidiary of Corp (provided such restriction or obligation was not created in contemplation of or in connection with that person becoming a Subsidiary of Corp) or by reason of there being a material risk that the directors of such Subsidiary could be held to be in breach of applicable corporate, criminal or other law as a result of such Subsidiary of Corp becoming a Guarantor, such Subsidiary shall not be required to become a Guarantor);

      b. the aggregate Total Assets, aggregate External Assets, aggregate External Sales and (commencing on 31 March 2005) aggregate EBITDA of the Guarantors (each of which is tested on an

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            unconsolidated basis) respectively represents at least 80 per cent. of the aggregate unconsolidated Total Assets of Corp and each of its Subsidiaries, and the consolidated External Assets, consolidated External Sales and (commencing on 31 March 2005) Consolidated EBITDA of Corp and each of its Subsidiaries taken as a whole and;

      c. for the purposes of clause b above, the aggregate of the unconsolidated Total Assets, the aggregate of the unconsolidated External Assets, the aggregate of the unconsolidated External Sales and the aggregate of the unconsolidated EBITDA of all of the Guarantors that have not provided any Security may not account for more than 5 per cent. of the aggregate of the unconsolidated Total Assets of Corp and each of its Subsidiaries, or the consolidated External Assets, consolidated External Sales or Consolidated EBITDA, respectively, of Corp and its Subsidiaries taken as a whole.

The guarantor coverage requirements are set out in detail in Appendix 8 under the caption "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements".

2.     SECURED ASSETS

It has been agreed that the Guarantees will be supported by the following security package:

      a. each Guarantor incorporated in England, Ireland, Hong Kong, Australia and any subsequently added common law jurisdictions will grant a fixed charge and/or mortgage (or equivalent) over the shares of the Guarantors (including the shares of subsidiaries of the Guarantors where significant), certain key real estate, certain significant intercompany loans and monetary claims relating to intellectual property, with a floating charge or equivalent over all remaining assets of each Guarantor (including its Intellectual Property). The Intellectual Property arrangements to be entered into by Guarantors incorporated in England is set out in Part 1, Section 2, part A.5;

      b. each Guarantor incorporated in the United States will grant a security interest in the shares it owns in Guarantors (including the shares of subsidiaries of the Guarantors where significant) by way of a share pledge agreement. In addition, each such Guarantor will grant a security interest in its key real property by way of a mortgage and in its personal property (including certain significant intercompany loans) by way of a security agreement. The security agreement will also cover each US Guarantor's intellectual property, including without limitation the Patents that it will subsequently assign to Ringfenced IPR Co. or US IPR Co., any future-acquired or future-developed Intellectual Property and any rights it may have or acquire as licensee or licensor. Immediately after the grant of the security each such Guarantor (other than Ringfenced IPR Co. or US IPR Co.) will assign the Patents it owns to either Ringfenced IPR Co. or US IPR Co., as applicable;

      c. each Guarantor incorporated in Germany, Italy and any subsequently added civil law jurisdictions will provide fixed security over certain material assets, in particular receivables, certain significant intercompany loans, bank accounts, moveable assets and the shares of the Guarantors (including the shares of subsidiaries of the Guarantors where significant) as a floating charge is not available in civil law jurisdictions. No Guarantors incorporated in any civil law jurisdiction will provide security over intellectual property except those Guarantors which own Intellectual Property and which are incorporated in Germany and they shall provide security as described in part 1, Section 2, Part A.5;

      d. each Guarantor incorporated in the Netherlands, Switzerland, Mexico and Guernsey will provide security limited to a pledge over its shares granted by its parent companies and a pledge over its shares in Guarantors; and

      e. each Guarantor incorporated in Brazil will neither provide a Guarantee nor provide any security but the quotas (equity interests) in such Guarantor will be pledged as security by its non-Brazilian parent company, and such Guarantor will be deemed to be a Guarantor for the purposes of the covenants in the Indentures.

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3.     INTELLECTUAL PROPERTY

The Intellectual Property arrangements are set out in detail in part 1, Section 2, Part A.5.

4.     INTERCREDITOR ARRANGEMENTS

Capitalised terms set out in this Section "Intercreditor arrangements" will have the meanings given to them below.

4.1    THE SECURITY TRUST AND INTERCREDITOR DEED

DESCRIPTION OF THE SECURITY TRUST AND INTERCREDITOR DEED

The intercreditor arrangements in respect of certain creditors of Marconi Corporation plc and the other Obligors under the Notes and the other Secured Liabilities are contained in the Security Trust and Intercreditor Deed, which binds each of the Secured Creditors, each of the Obligors and each of the Intra-Group Parties (each as defined below).

The rights of the Secured Creditors are subject to the Security Trust and Intercreditor Deed pursuant to which the exercise by the Secured Creditors of their rights under the Security Documents may in certain circumstances be directed by, and is in most circumstances subject to the prior consent of, other parties to the Security Trust and Intercreditor Deed.

The purpose of the Security Trust and Intercreditor Deed is to regulate, inter alia: (1) the ranking of claims of the Secured Creditors; (2) the exercise, acceleration and enforcement of rights by the Secured Creditors; (3) the rights of Secured Creditors to instruct the Security Trustee; (4) the rights of the Senior Note Trustee to issue a Standstill Notice; (5) the rights of the Secured Creditors during a Standstill Period and the effects of a Standstill Period; (6) the giving of consents and waivers and the making of modifications to the Relevant Documents; and (7) the rights of the Secured Creditors and the priorities following a Payment Stop Event.

The Security Trust and Intercreditor Deed sets out the priority of payment of the claims of the Secured Creditors and provides for the subordination of certain intercompany claims by the Issuer and those of its Subsidiaries that are parties to the Security Trust and Intercreditor Deed.

RANKING OF SECURED OBLIGATIONS AND PRIORITIES

Each of the parties to the Security Trust and Intercreditor Deed will agree that the Secured Obligations owed by, and the Transaction Security granted by, the Obligors to the Secured Creditors and the Intra-Group Liabilities are subject to the payment priorities set out in the Security Trust and Intercreditor Deed and described below.

PAYMENT PRIORITIES PRIOR TO A PAYMENT STOP EVENT

Pursuant to the Security Trust and Intercreditor Deed, unless the Senior Note Trustee has notified the other Secured Creditors in writing that a Payment Stop Event has occurred and is continuing, all monies credited to the Existing Performance Bond Escrow Account shall continue to be applied in accordance with the terms of the Escrow Agreement, and all monies credited to the Mandatory Redemption Escrow Account shall be applied in accordance with the following priorities:

a. first, to the Junior Note Trustee, to be applied to the satisfaction of liabilities to the holders of the Junior Notes;

b. second, to the Senior Note Trustee to be applied to the satisfaction of liabilities to the holders of the Senior Notes;

c. third, to any other person (other than the Issuer) so entitled to the proceeds; and

d.    fourth, to the Issuer.

Upon the occurrence of a payment event of default under the New Bonding Facility Agreement and at any time thereafter while the same is continuing, but prior to the New Bonding Facility Agent being notified by the Senior

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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Note Trustee of the occurrence of a Payment Stop Event, the New Bonding Facility Agent shall (on its own behalf and on behalf of the New Bonding Facility Banks) be entitled to demand from the obligors under the New Bonding Facility Agreement an amount sufficient to ensure that the Secured Obligations arising under the New Bonding Facility Agreement are fully cash-collateralised.

PAYMENT PRIORITIES FOLLOWING A PAYMENT STOP EVENT

Upon being notified in writing of the occurrence of a Payment Stop Event (which notice shall, in accordance with the provisions of the section captioned "Standstill Notice", be contained in the Standstill Notice required to be delivered to the Security Trustee), the Security Trustee will promptly instruct the Escrow Bank (1) to act in accordance with paragraph a. of the section captioned "Standstill Period and Payment from Escrow Accounts"; and (2) following the date of such notification and while the Payment Stop Event is continuing and after giving effect to any payment required by paragraph a. of the section captioned "Standstill Period and Payments from Escrow Accounts" to pay all monies credited to the Mandatory Redemption Escrow Account to the Security Trustee for it to apply such moneys, together with the proceeds of all recoveries received by the Security Trustee pursuant to any Enforcement Action, in accordance with the following payment priorities:

a. first, to the fees and expenses of the Security Trustee, the Note Trustees and other agents;

b. second, to the New Bonding Facility Agent, to be applied to the satisfaction of liabilities to the New Bonding Facility Banks under the New Bonding Facility Agreement;

c. third, to the Senior Note Trustee, to be applied to the satisfaction of all liabilities to the holders of the Senior Notes;

d. fourth, to the Junior Note Trustee, to be applied to the satisfaction of all liabilities to the holders of the Junior Notes;

e. fifth, to any other person (other than the Issuer) so entitled to the proceeds; and

f.    sixth, to the Issuer,

provided that such payments will only be made out of the Mandatory Redemption Escrow Account if the balance in such account is equal to or greater than L2.5 million.

For the avoidance of doubt, when a Payment Stop Event ceases to be continuing, and provided that no Standstill Period is in effect, monies credited to the Mandatory Redemption Escrow Account shall thereafter be applied in accordance with the payment priorities specified above in this section with the caption "Payment Priorities Prior to a Payment Stop Event".

UNDERTAKINGS

Undertakings of Secured Creditors

Each Secured Creditor will undertake and the Issuer will acknowledge that the Secured Creditors will not, except to the extent expressly permitted by the Security Trust and Intercreditor Deed:

a. permit or require the Issuer or any other Obligor to discharge any of the Secured Obligations owed to it or any person which it represents;

b. permit or require the Issuer or any other Obligor to pay, prepay, repay, redeem, purchase or voluntarily terminate or otherwise acquire any of the Secured Obligations owed to such Secured Creditor or any person which it represents;

c. other than pursuant to the terms of the Relevant Documents, take, accept or receive the benefit of any Security (other than the Transaction Security) in respect of any of the Secured Obligations owed to it or any person which it represents;

d. take or receive from the Issuer or any other Obligor by cash receipt, set off, any right of combination of accounts or in any other manner whatsoever, the whole or any part of the Secured Obligations owed to it or any person which it represents;

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e.    agree to any amendment of the Relevant Documents to which it is a party;
      or

f. take or omit to take any other action in relation to the Relevant Documents, the Secured Obligations or the Transaction Security whereby any ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Obligors

Each Obligor will undertake that it will not, except to the extent expressly permitted or required by the Security Trust and Intercreditor Deed:

a.    discharge any of the Secured Obligations;

b. pay, prepay, repay, redeem, purchase, voluntarily terminate or otherwise acquire any of the Secured Obligations;

c. other than pursuant to the terms of the Relevant Documents, create or permit to subsist any Security (other than the Transaction Security) for, or in respect of, any of the Secured Obligations;

d. discharge the whole or any part of any of the Secured Obligations by cash payment, set-off, any right of combination of accounts or in any other manner whatsoever;

e.    agree to any amendment of the Relevant Documents to which it is a party;
      or

f. take or omit to take any other action in relation to the Relevant Documents, the Secured Obligations or the Transaction Security whereby any ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Intra-Group Borrowers

Each Intra-Group Borrower will undertake that it will not, and the Intra-Group Creditors and the Issuer will acknowledge that the Intra-Group Borrowers which owe Intra-Group Liabilities to them will not, except as expressly permitted or required by the Security Trust and Intercreditor Deed or with the prior written consent of the Security Trustee (acting upon instructions of the Instructing Trustee):

a. pay, prepay, repay, redeem, make any distribution in respect of, purchase or acquire any Intra-Group Liabilities in cash or in kind or apply any money or property in or towards discharge of any Intra-Group Liabilities;

b. discharge any Intra-Group Liabilities by set-off, cash payment, any right of combination of accounts or in any other manner whatsoever;

c. create or permit to subsist any Security for, or in respect of, any Intra-Group Liabilities unless permitted or required to do so pursuant to the terms of the Indentures; or

d. take or omit to take any other action in relation to the Intra-Group Liabilities, the Relevant Documents, the Secured Obligations or the Transaction Security whereby the ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Intra-Group Creditors

Each Intra-Group Creditor will undertake that it will not, and the Issuer and Intra-Group Borrowers which owe Intra-Group Liabilities to them will acknowledge that the Intra-Group Creditors will not, except as expressly permitted or required by the Security Trust and Intercreditor Deed or with the prior written consent of the Security Trustee (acting on the instructions of the Instructing Trustee):

a. demand or receive payment, prepayment, repayment, redemption or any distribution in respect of any Intra-Group Liabilities owed to it in cash or in kind or apply any money or property in or towards discharge of any such Intra-Group Liabilities;

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b. exercise any right of combination of accounts or set-off against the whole or any part of Intra-Group Liabilities owed to it;

c. take, accept or permit to subsist or receive the benefit of any Security for, or in respect of, any Intra-Group Liabilities owed to it unless permitted or required to do so pursuant to the terms of the Indentures or the Security Trust and Intercreditor Deed; or

d. take or omit to take any other action in relation to the Intra-Group Liabilities, the Secured Obligations or the Transaction Security whereby the ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

PREPAYMENT, REDEMPTION AND GRANT OF SECURITY FOR NOTES

Each of the parties to the Security Trust and Intercreditor Deed will agree and acknowledge that:

a. the Obligors may pay, prepay, repay, redeem or purchase the Secured Obligations (i) under the Senior Notes and/or the Senior Note Indenture on each relevant Payment Date in accordance with the terms thereof and of the Security Trust and Intercreditor Deed and (ii) under the New Bonding Facility Agreement (including payments or repayments by way of cash collateralization or the provision of letters of credit, guarantees or similar instruments) on each relevant Payment Date in accordance with the terms thereof and of the Security Trust and Intercreditor Deed;

b. the Obligors may pay, prepay, repay, redeem or purchase the Secured Obligations under the Junior Notes and/or the Junior Note Indenture provided such payments constitute Permitted Payments and are made in accordance with the terms of the Junior Notes, the Junior Note Indenture and the Security Trust and Intercreditor Deed; and

c. the Note Trustees, as trustees for the holders of the relevant Notes, and the New Bonding Facility Agent, as trustee for the New Bonding Facility Banks, may, with the Security Trustee's prior written consent (not to be unreasonably withheld or delayed), take, accept or receive the benefit of any Security in addition to the Transaction Security only if the same Security is at the same time granted to and held by the Security Trustee as trustee for the Secured Creditors under the terms of the Security Trust and Intercreditor Deed.

The Intra-Group Creditors will acknowledge and agree that any rights they may have against the Intra-Group Borrowers in relation to Intra-Group Liabilities are subordinated to the rights of the Secured Creditors against the Obligors and the Intra-Group Borrowers in accordance with the terms of the Security Trust and Intercreditor Deed.

PERMITTED PAYMENTS

a. Unless a Payment Stop Event is continuing or a Standstill Period is in effect, the Obligors may make Permitted Payments to the Secured Creditors on the relevant Payment Dates under the Relevant Documents and may, in respect of the Junior Notes, issue Junior PIK Notes to the holders of the Junior Notes on the relevant Payment Dates under the Junior Note Indenture. Notwithstanding the foregoing or any other provision of the Security Trust and Intercreditor Deed, the New Bonding Facility Agent, the New Bonding Facility Banks and the Senior Note Trustee may at all times receive payments on the applicable Payment Dates. These provisions will not prevent (i) the payment of amounts in the Mandatory Redemption Escrow Account otherwise in accordance with the Security Trust and Intercreditor Deed or (ii) the issue of Junior PIK Notes in the event of a Payment Stop Event or a Standstill Period.

b. The Intra-Group Borrowers may make, and the Intra-Group Creditors may accept, any Permitted Payments in respect of Intra-Group Documents or, as the case may be, Intra-Group Liabilities provided that following the occurrence of an Event of Default which is continuing under the Senior Notes, the Senior Note Indenture, the Junior Notes or the Junior Note Indenture, unless otherwise requested by the Security Trustee in accordance with the Section captioned "Intra-Group Creditors: No Enforcement Action" the Intra-Group Borrowers which are also Guarantors shall only be permitted to make, and the Intra-Group Creditors shall only be permitted to accept, such payments to the extent they are made in order to fund the working capital or cash management requirements of the Group in the ordinary course of business; and,

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      unless requested by the Security Trustee in accordance with the Security Trust and Intercreditor Deed such Permitted Payments shall in any event not be permitted to be made following (i) the occurrence of an Insolvency Event in relation to the Intra-Group Creditor making the relevant loan, or
      (ii) after the taking of any Action or Enforcement Action by any Secured Creditor.

STANDSTILL NOTICE

If the Senior Note Trustee becomes aware that a Standstill Event has occurred, it shall deliver to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) a Standstill Notice and promptly on receipt of such notice the Security Trustee shall notify the other Secured Creditors of such Standstill Event. A Standstill Period shall commence on the date of the issuance of the Standstill Notice by the Senior Note Trustee, and shall end on the earlier of the dates specified in the definition of "Standstill Period" below. If the relevant Standstill Event is a Payment Stop Event the Standstill Notice delivered to Security Trustee shall state that to be the case.

No Default with respect to the Senior Notes that existed or was continuing on the date a Standstill Notice was issued shall be, or be made, the basis of the issuance or an instruction for the issuance of another Standstill Notice unless such Default shall have been cured or waived for a period of not less than 90 consecutive days.

STANDSTILL PERIOD AND PAYMENTS FROM ESCROW ACCOUNTS

Promptly upon receipt of a Standstill Notice by the Security Trustee and the commencement of a Standstill Period, the Security Trustee will instruct the Escrow Bank:

a. on the date of such notification and provided that on the preceding day no Standstill Period was in effect, to pay all monies credited to the Mandatory Redemption Escrow Account to the Security Trustee to be applied in accordance with the payment priorities set forth under the caption "Payment Priorities Prior to a Payment Stop Event" above; and

b. following such date and while a Standstill Period is continuing, to hold any amounts credited to the Mandatory Redemption Escrow Account in such account and not apply such amounts until the earlier of cessation of such Standstill Period (in accordance with the definition thereof) and the occurrence of a Payment Stop Event.

Following the cessation of the Standstill Period:

a. provided no Payment Stop Event is continuing and no other Standstill Period is in effect, monies standing to the credit of the Mandatory Redemption Escrow Account shall be applied in accordance with the payment priorities set forth under the caption "Payment Priorities Prior to a Payment Stop Event" above; or

b. if a Payment Stop Event is continuing, monies standing to the credit of the Mandatory Redemption Escrow Account shall be applied in accordance with the payment priorities set forth under the caption "Payment Priorities Following a Payment Stop Event" above.

EFFECT OF PAYMENT STOP EVENT AND STANDSTILL PERIOD

Whilst a Payment Stop Event is continuing or a Standstill Period is in effect, the Issuer shall not make and the Junior Note Trustee shall not accept any payments in respect of the Junior Notes (other than, to the extent permitted by the Security Trust and Intercreditor Deed, payments out of the Escrow Accounts in accordance with the priorities set out in the Security Trust and Intercreditor Deed), provided that the Issuer shall not be prohibited from issuing and the Junior Note Trustee and the holders of the Junior Notes shall be entitled to receive Junior PIK Notes.

A failure to make a payment due as a result of a Payment Stop Event or a Standstill Notice shall not prevent the occurrence of a Default or an Event of Default as a consequence of that non-payment in relation to the Relevant Document.

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ENFORCEMENT ACTION

Except as permitted by the Security Trust and Intercreditor Deed, no Secured Creditor or Intra-Group Party shall take any Action, and no Debt Representative shall instruct the Security Trustee to take any Enforcement Action, at any time.

The Holders of the Junior Notes: Permitted Action

If an Event of Default has occurred and is continuing under the Junior Notes and/or the Junior Note Indenture and all Secured Obligations arising under the Senior Notes and/or the Senior Note Indenture have not been discharged in full, the Junior Note Trustee (acting on the instructions of the relevant percentage of the holders of the Junior Notes required by the provisions of the Junior Note Indenture) may on the earlier of:

a. the date on which the Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been declared to be immediately due and payable; or

b.   the termination of any Standstill Period,

take any Action and/or if the Senior Note Trustee has given its prior written consent to the Junior Note Trustee and the Security Trustee, and upon the occurrence of an Enforcement Event in relation to the Secured Obligations under the Junior Notes and/or the Junior Note Indentures instruct the Security Trustee to take Enforcement Action.

Following the satisfaction in full of all Secured Obligations arising under the Senior Notes and the Senior Note Indenture and provided that an Event of Default has occurred and is continuing under the Junior Notes and/or the Junior Note Indenture, the Junior Note Trustee may (acting on the instructions of the relevant percentage of the holders of the Junior Notes required by the provisions of the Junior Note Indenture) take any Action in relation to the Secured Obligations owing under the Junior Notes and/or the Junior Note Indenture and provided that an Enforcement Event has occurred under the Junior Notes and/or the Junior Note Indenture, instruct the Security Trustee to take Enforcement Action.

The Holders of the Senior Notes: Permitted Action

If an Event of Default has occurred and is continuing under the Senior Notes and/or the Senior Note Indenture, the Senior Note Trustee (acting on the instructions of the relevant percentage of the holders of the Senior Notes required by the provisions of the Senior Note Indenture), may take any Action in relation to the Secured Obligations owing under the Senior Notes and/or the Senior Note Indenture and upon the occurrence of an Enforcement Event in relation to the Senior Notes and/or the Senior Note Indenture instruct the Security Trustee to take Enforcement Action.

New Bonding Facility Agreement: Permitted Action

Upon the occurrence of a payment event of default under the New Bonding Facility Agreement and at all times thereafter while the same is continuing, the New Bonding Facility Agent may (on its own behalf and on behalf of the New Bonding Facility Banks), and having notified the Security Trustee and the other Debt Representatives of the occurrence of such payment event of default, take the action set out in the second paragraph under the caption "Payment Priorities Prior to a Payment Stop Event" and on the earlier of (1) the date falling 180 days or more after notice to the Security Trustee of the occurrence of such payment event of default under the New Bonding Facility Agreement; and (2) the date on which the Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been accelerated, may take any Action in relation to the Secured Obligations arising under the New Bonding Facility Agreement.

The Debt Representatives: Permitted Action on an Insolvency Event

Notwithstanding the limitations imposed relating to the taking of Actions by (i) the Junior Note Trustee under the caption "The Holders of the Junior Notes:
Permitted Actions"; and (ii) the New Bonding Facility Agent under the caption "New Bonding Facility Agreement: Permitted Action", the Security Trustee (if so instructed by each Note Trustee and to the extent instructed to do so) and the New Bonding Facility Agent (on behalf of the New

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Bonding Facility Finance Parties) shall, following the occurrence of an Insolvency Event, demand payment of and/or sue for the recovery of the Secured Obligations, commence any insolvency proceedings and/or prove in the liquidation of the Obligors (or any of them) for any and all of the Secured Obligations.

Intra-Group Creditors: No Enforcement Action

a. Subject to the following clause b., no Intra-Group Creditor shall (without the prior written consent of the Security Trustee acting in accordance with the instructions of the Instructing Trustee) take or be entitled to take any Action in relation to any Intra-Group Liabilities.

b. Following the occurrence of a payment event of default under any of the Relevant Documents or an acceleration of amounts under any of the Relevant Documents, each Intra-Group Creditor shall, at the request of the Security Trustee (acting on the instructions of the Instructing Trustee):

      (i) release each Intra-Group Borrower from all or part of the Intra-Group Liabilities owed to it; and/or

      (ii) request that each Intra-Group Borrower provides cash collateral in favour of the Security Trustee up to an amount equal to the Intra-Group Liabilities owed by such Intra-Group Borrower and each Intra-Group Borrower will agree to provide the same; and/or

      (iii) assign the benefit of its claims under all Intra-Group Documents to which it is a party to the Security Trustee or, if any Intra-Group Liabilities are not evidenced by Intra-Group Documents, assign all of its rights in respect of such Intra-Group Liabilities to the Security Trustee provided that the Security Trustee shall not be obliged to accept the benefit of such assignment of claims if in its discretion (such discretion to be exercised reasonably and in a timely fashion) it considers the taking of such assignment of claims to be prejudicial to it in its capacity as Security Trustee under the Relevant Documents; and/or

      (iv) make a claim against the relevant Intra-Group Borrower for the recovery of all or part of the Intra-Group Liabilities owed to it and promptly pay the proceeds of such recovery to the Security Trustee.

AMENDMENTS, CONSENTS AND WAIVERS

a. The Security Trustee may, if requested by any Secured Creditor or the Issuer, without the need to obtain instructions from the Debt Representatives, agree to any amendment that has been requested by such Secured Creditor or the Issuer to be made to the Security Trust and Intercreditor Deed or any other Relevant Document to which it is a party where in the sole opinion of the Security Trustee such amendment is to be made to correct a manifest error or is of a formal, minor, administrative or technical nature.

b. Subject to paragraph a. above and the provisions of the Security Trust and Intercreditor Deed, in respect of any proposed amendment to be made, and any proposed consent or waiver to be made or given in relation to, any provision of any Relevant Document (other than the Security Trust and Intercreditor Deed) to which the Security Trustee is a party, the Security Trustee shall not agree to any such amendment or grant any such waiver or consent without the prior written instructions of:

      (i) prior to the discharge in full of the Secured Obligations arising under the Senior Notes and the Senior Note Indenture, the Senior Note Trustee (with the Senior Note Trustee confirming to the Security Trustee that it is acting on the instructions of the Relevant Holders of the Senior Notes); and

      (ii) following the discharge in full of the Secured Obligations arising under the Senior Notes and the Senior Note Indenture but prior to the payment in full of the Secured Obligations arising under the Junior Notes and the Junior Note Indenture, the Junior Note Trustee (with the Junior Note Trustee confirming to the Security Trustee that it is acting on the instructions of the Relevant Holders of the Junior Notes).

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c. The parties to the Security Trust and Intercreditor Deed will acknowledge and agree that any amendment to and any consent or waiver in relation to any provision of the Security Trust and Intercreditor Deed shall require the prior written consent of each Debt Representative and the Issuer.

d.    Except for amendments:

      (i) made to correct a manifest error or which relate to formal, minor, administrative or technical matters; or

      (ii)   which are permitted by sub-clause g. below; or

      (iii) of specified types which may be made without the consent of the holders of the Junior Notes under the Junior Note Indenture; or

      (iv) which are made with the prior written consent of the Senior Note Trustee,

the Issuer and the Junior Note Trustee will acknowledge and agree that until all Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been discharged in full, no amendments to the Junior Notes or the Junior
Note Indenture are permitted and no such amendment will be made.

e. Each Secured Creditor will acknowledge and agree that the Senior Note Trustee (without the need for the consent of the other Secured Creditors or the Obligors, other than the consent of the Issuer) acting on the instructions of the holders of the Senior Notes required under the Senior
      Note Indenture, may waive and/or amend the provisions of the Senior Notes and/or the Senior Note Indenture provided that the Senior Note Trustee and the Issuer will not waive and/or amend the provisions of the Senior Notes and/or the Senior Note Indenture:

      (i) without the prior consent of the Required Holders of at least 50 per cent. of the principal amount of the then outstanding Junior Notes, if such amendment or waiver would constitute a Material Amendment; and

      (ii)   without the relevant consents required and/or set out in the Senior
             Note Indenture.

f. Each Secured Creditor will acknowledge and agree that the New Bonding Facility Agent may (subject to the terms of the New Bonding Facility Agreement) with the consent of the Issuer waive or amend the provisions of the New Bonding Facility Agreement provided that the New Bonding Facility Agent, the New Bonding Facility Banks and the Issuer will agree that they will not waive or amend the provisions of the New Bonding Facility Agreement if such waiver or amendment would:

      (i)    constitute a Material Amendment;

      (ii) extend the Availability Period (as defined in the New Bonding Facility Agreement) of the New Bonding Facility Agreement, except for an extension specifically provided therein;

      (iii) have the effect of incorporating new covenants and/or events of default into the New Bonding Facility Agreement; or

      (iv) have the effect of rendering the existing covenants and/or events of default contained in the New Bonding Facility Agreement more onerous for the obligors under the New Bonding Facility Agreement.

g. Each Secured Creditor will acknowledge, and the Junior Note Trustee and the Issuer will undertake, that if the Senior Note Trustee confirms to the Junior Note Trustee and the Issuer that the holders of the Senior Notes have agreed to waive a Default or Event of Default arising in respect of the Senior Notes or the Senior Note Indenture and/or have agreed to amend the terms of any covenant in the Senior Notes and/or Senior Note Indenture during any Standstill Period to address the circumstances resulting in a Default or Event of Default, the Issuer and the Junior Note Trustee (without the need for obtaining the consent of the holders of the Junior Notes provided that, in the case of any amendment, such amendment is not a Material Amendment) will enter into a supplemental indenture or any other documents that may be required to provide a waiver to the same effect and/or amend the Junior Notes and the Junior Note Indenture to the same effect.

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h. Each Secured Creditor will acknowledge and agree that the Escrow Agreement may be amended only with the consent of each Note Trustee and the Security Trustee.

i. Each Obligor, each Intra-Group Creditor and each Intra-Group Borrower (in each case other than the Issuer) will agree that its consent will not be required to implement any amendments, consents or waivers effected pursuant to the provisions of clauses a. through i. hereof and that it will be bound by any such amendments, consents or waivers once implemented in accordance with the provisions of clauses a. through i. hereof.

RELEASE OF TRANSACTION SECURITY ON DISCHARGE OF SECURED OBLIGATIONS

At the written request and cost of the Issuer and having received prior written instructions from all Debt Representatives confirming that:

a.    all of the Secured Obligations have been paid and discharged in full; and

b. none of the Secured Creditors, nor any person which a Debt Representative represents, is under any further actual or contingent obligation to make advances or provide other financial accommodation to the Issuer or any other Obligor under any of the Relevant Documents, the Security Trustee shall release the Transaction Security and where applicable reassign or transfer any relevant assets, rights or properties that are subject to the Transaction Security. For the avoidance of doubt, it is agreed that if any Debt Representative (on the basis of legal advice received by it for this purpose) considers that an amount paid to the Security Trustee or any Secured Creditor for application in or towards repayment of the Secured Obligations is (having regard to circumstances then existing) capable of being avoided or otherwise set aside on the liquidation or administration of any Obligor or otherwise, such Debt Representative shall not be obliged to provide the Security Trustee with any confirmation, such amount shall not be considered to have been paid, such Secured Obligations shall not be considered to have been discharged in full and the Security Trustee shall not be obliged to release the relevant Transaction Security.

RELEASE OF TRANSACTION SECURITY IN CONNECTION WITH PERMITTED DISPOSALS

a. Subject to sub-clause (c) below, the Security Trustee shall be and is instructed by each Secured Creditor and every other party to the Security Trust and Intercreditor Deed, upon receipt of a written request from the Issuer (in which the Issuer certifies either that the disposal is not an Asset Sale or is not prohibited by the Indentures) and at the cost of the Issuer, to execute on behalf of itself and each other Secured Creditor and every other party to the Security Trust and Intercreditor Deed where required, and without the need for any further referral or authority from any person, all releases of or, where applicable, reassignments or transfers in connection with, any of the Transaction Security which relate to an asset which is the subject of such a disposal by any Obligor. For the avoidance of doubt, these provisions shall not apply to any disposal (not being an Asset Sale or disposal prohibited by the Indentures) of an asset where as a matter of law such asset may be disposed of free of the security created by the Security Documents without the need for any action by the Security Trustee or, as the case may be, the Secured Creditors.

b. If an asset which is being disposed of by an Obligor consists of all of the shares in the share capital of a Guarantor or an Intra-Group Party or any holding company of a Guarantor or Intra-Group Party, the Security Trustee shall (upon receipt of a certificate from such Guarantor or Intra-Group Party certifying that it is neither owed nor does it owe any Intra-Group Liabilities) be instructed by each other Secured Creditor and each Obligor to execute (at or immediately before the time of the relevant disposal) on behalf of each Secured Creditor and each Obligor:

      (i) a release of the relevant Guarantor or Intra-Group Party and any Subsidiary which is a Guarantor or Intra-Group Party thereof from all liabilities it may have, both actual and contingent, in its capacity as a Guarantor or Intra-Group Party including all such liabilities under the Security Trust and Intercreditor Deed and any liability to any other Obligor by way of guarantee, contribution or indemnity; and

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      (ii) a release of or, where applicable, a reassignment or transfer of the assets in connection with any Transaction Security granted by that Guarantor or Subsidiary over any of its assets, rights or properties under any of the Security Documents (provided that in doing so the Security Trustee shall only take such steps as are specifically and expressly required under the relevant Security Documents or, as the case may be, required under the law of the relevant jurisdiction for the purpose of releasing or reassigning the relevant Transaction Security).

c. If any disposal contemplated under sub-clause (a) or (b) above is certified by the Issuer as being an Asset Sale, the Security Trustee will only take the actions set out in sub-clause (a) or (b) above if an authorised representative of the Issuer has provided the Security Trustee, with a copy to each Debt Representative, with a written notice: (i) stating that such disposal is permitted under the Indentures; (ii) stating that no Event of Default has occurred and is continuing under the Indentures, (iii) detailing the asset which is being disposed of; and (iv) certifying that the proceeds of such disposal are to be applied in accordance with the Indentures and the Escrow Agreement.

GOVERNING LAW

The Security Trust and Intercreditor Deed will be governed by English law.

CERTAIN DEFINITIONS APPLICABLE TO THE SECURITY TRUST AND INTERCREDITOR DEED

Set forth below are certain defined terms used in the Security Trust and Intercreditor Deed and this Appendix 10. Reference is also made to the Security Trust and Intercreditor Deed for full disclosure of all such terms applicable to the Security Trust and Intercreditor Deed.

"ACTION" means:

(1) the acceleration of any Secured Obligations or any Intra-Group Liabilities or any declaration that any Secured Obligations or any Intra-Group Liabilities are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the Relevant Documents) or (other than in respect of an Intra-Group Liability which is payable on demand in accordance with its original terms) payable on demand;

(2) the exercise of any right of set-off or the taking or receiving of any payment, other than in each case in respect of Permitted Payments whilst permitted under the Security Trust and Intercreditor Deed in respect of any Secured Obligations or any Intra-Group Liabilities;

(3) suing for, commencing or joining any legal or arbitration proceedings to recover, or in respect of, any Secured Obligations or any Intra-Group Liabilities;

(4) the entering into of any composition, assignment or arrangement with any Obligor in connection with any Secured Obligations or any Intra-Group Liabilities of that Obligor (other than any arrangement whereby the Intra-Group Liabilities of any Intra-Group Borrower owed to any Intra-Group Creditor are waived or released);

(5) petitioning, applying or voting for, or taking any steps (including the appointment of any liquidator, receiver, examiner, administrator, custodian, manager, assignee, trustee, sequestrator or similar officer) in relation to, the winding up, dissolution, administration, examinership or reorganisation of any Obligor, or any analogous procedure or step in any jurisdiction; and

(6) the making of any demand in relation to any guarantee, indemnity or other assurance against loss in respect of any Secured Obligations or the exercising of any right to require any Obligor to pay, prepay, redeem, purchase, terminate or otherwise acquire any Secured Obligations (other than in each case in respect of Permitted Payments at any time while permitted by the provisions described under the caption "Permitted Payments").

"ADDITIONAL AMOUNTS" shall have the meaning ascribed to it in the applicable Indenture.

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"ADDITIONAL GUARANTOR" means any member of the Group which accedes to the Security Trust and Intercreditor Deed as a Guarantor.

"AGENT/TRUSTEE/NEW BONDING FACILITY BANK ACCESSION LETTER" means an accession letter pursuant to which persons accede to the Security Trust and Intercreditor Deed as agent, trustee or New Bonding Facility Bank.

"ASSET SALE" shall have the meaning ascribed to it in the Indentures.

"BANKRUPTCY LAW" means Title 11 of the United States Code (11 U.S.C. 101 et. seq.), or any similar United States federal or state law or any relevant law in any other jurisdiction of organisation or location of any assets of any Obligor or Significant Subsidiary or any similar law (including, without limitation, (a) the laws of the United Kingdom relating to moratorium, administration, bankruptcy, insolvency, receivership, winding-up, liquidation, reorganisation or relief of debtors, and (b) the laws of any other jurisdictions relating to bankruptcy, moratorium, insolvency, receivership, reorganisation or other relief of debtors and composition with creditors or any amendment to, succession to or change in such law).

"BUSINESS DAY" means a day (other than a Saturday or Sunday) on which commercial banks are open for general business in London and New York and (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of that currency.

"DEBT REPRESENTATIVE" means, in relation to the Senior Notes, the Senior Note Trustee, in relation to the Junior Notes, the Junior Note Trustee and, in relation to the New Bonding Facility Agreement, the New Bonding Facility Agent.

"DEFAULT" has the meaning ascribed to it in the applicable Indenture.

"DELEGATE" means any delegate, agent, attorney, co-trustee or additional but separate trustee, custodian, depository or Receiver appointed by the Security Trustee in accordance with the terms of the Security Trust and Intercreditor Deed and/or the Security Documents.

"ENFORCEMENT ACTION" means:

(1) the taking of any steps to enforce or collect or require the enforcement or collection of any of the Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security); and

(2) the making of any demand in relation to any guarantee, indemnity or other assurance against loss in respect of any Secured Obligations or the exercising of any right to require any Obligor to pay, prepay, redeem, purchase, terminate or otherwise acquire any Secured Obligations (other than in each case in respect of Permitted Payments at any time while permitted by the provisions described under the caption "Permitted Payments").

"ENFORCEMENT EVENT" means the acceleration of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) or any declaration that any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the Relevant Documents) or any failure by any Obligor to pay any principal amount in respect of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) whether on maturity or otherwise.

"ESCROW ACCOUNTS" means the Existing Performance Bond Escrow Account and the Mandatory Redemption Escrow Account.

"ESCROW AGREEMENT" means the escrow agreement dated on or about the date of the Security Trust and Intercreditor Deed and made between the Escrow Bank, the Security Trustee and the Issuer establishing and setting out the terms and conditions of each of the Escrow Accounts.

"ESCROW BANK" means the bank holding the Escrow Accounts in accordance with the Escrow Agreement.

"EVENT OF DEFAULT" means any event or circumstance specified as such in any of the Relevant Documents.

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"EXISTING PERFORMANCE BOND ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement to be used to satisfy any liabilities owed by the Issuer and its Subsidiaries to certain providers of Performance Bonds in respect of such Performance Bonds issued and/or outstanding on the issue date of the Notes for a period of 12 months from such issue date.

"GROUP" means the Issuer and its Subsidiaries from time to time.

"GUARANTEE" means any guarantee of any of the Secured Obligations.

"GUARANTOR ACCESSION LETTER" means an accession letter pursuant to which members of the Group accede to the Security Trust and Intercreditor Deed as Additional Guarantors.

"INDENTURES" means the Senior Note Indenture and the Junior Note Indenture collectively and "INDENTURE" means either of them.

"INSOLVENCY EVENT" means any of the following events:

(1) the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of any Obligor or any Significant Subsidiary, in an involuntary case or proceeding under any Bankruptcy Law or (b) a decree or order (i) adjudging any Obligor or any Significant Subsidiary bankrupt or insolvent, (ii) approving as properly filed a petition seeking moratorium, reorganization, arrangement, adjustment or composition of or in respect of any Obligor or any Significant Subsidiary under any Bankruptcy Law, (iii) appointing a custodian, administrator, receiver, administrative receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of any Obligor or any Significant Subsidiary or of any substantial part of their respective properties, or (iv) ordering the winding up or liquidation of the affairs of any Obligor or any Significant Subsidiary, and in each case any such decree or order for relief continues to be in effect, or any such other decree or order continues unstayed and in effect, for a period of 60 consecutive calendar days, in the case of each of clauses (a) and (b) otherwise than, in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Relevant Holders of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes);

(2)   (a)   commencement by any Obligor or any Significant Subsidiary of a
            voluntary case or proceeding or process (whether or not requiring the order of a court or tribunal) under any Bankruptcy Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or filing for or having been granted a moratorium on payment of its debts or files for bankruptcy or is declared bankrupt,

      (b) consent by any Obligor or any Significant Subsidiary to the entry of a decree or order for relief in respect of any Obligor or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against any Obligor or any Significant Subsidiary,

      (c) filing of a petition or answer or consent by any Obligor or any Significant Subsidiary seeking reorganization or relief under any Bankruptcy Law,

      (d) any Obligor or any Significant Subsidiary (i) consenting to the filing of such petition or to the appointment of, or taking possession by, an administrator, custodian, receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of any Obligor or such Significant Subsidiary or of any substantial part of their respective properties, (ii) making an assignment for the benefit of its creditors generally or (iii) admitting in writing its inability to pay its debts generally as they become due,

      (e) the approval by stockholders of any Obligor or any Significant Subsidiary of any plan or proposal for the liquidation or dissolution of any Obligor or any Significant Subsidiary,

      (f) the whole or any substantial part of the assets of any Obligor or any Significant Subsidiary being placed under administration or receivership or administrative receivership or other analogous proceedings under any relevant Jurisdictions; or

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     (g) any Obligor or any Significant Subsidiary taking any corporate action in furtherance of any such actions in this definition,

in the case of each of clauses (a) through (g) otherwise than (i), in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by Relevant Holders of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI plan of Liquidation and Dissolution.

"INSTRUCTING TRUSTEE" means:

(1) prior to the discharge in full of the Secured Obligations under the Senior Notes and the Senior Note Indenture, the Senior Note Trustee acting on the instructions of the Relevant Holders of the Senior Notes; and

(2) following the discharge in full of the Secured Obligations under the Senior Notes and the Senior Note Indenture and prior to the discharge in full of the Secured Obligations under the Junior Notes and the Junior Note Indenture, the Junior Note Trustee acting on the instructions of the Relevant Holders of the Junior Notes.

"INTRA-GROUP BORROWERS" means those companies party to the Security Trust and Intercreditor Deed as intra-group borrowers under the Intra-Group Documents.

"INTRA-GROUP CREDITOR" means those companies party to the Security Trust and Intercreditor Deed as intra-group creditors under the Intra-Group Documents.

"INTRA-GROUP DOCUMENTS" means any and all agreements and other instruments under or by which any Intra-Group Liabilities are outstanding or evidenced including any instrument pursuant to which the same is novated, varied, supplemented or amended from time to time.

"INTRA-GROUP LIABILITIES" means all present or future sums, liabilities and obligations whatsoever (actual or contingent) payable, owing, due or incurred by any Intra-Group Borrower to any Intra-Group Creditor (whether pursuant to an Intra-Group Document or otherwise), other than sums, liabilities and obligations arising in the ordinary course of business which do not constitute Indebtedness (as defined in the Indentures).

"INTRA-GROUP PARTIES" means the Intra-Group Borrowers and the Intra-Group Creditors from time to time.

"JUNIOR NOTE INDENTURE" means the indenture pursuant to which the Junior Notes are issued.

"JUNIOR NOTES" has the meaning given to it in Appendix 8.

"JUNIOR PIK NOTES" means any Junior Notes issued and constituting interest or Additional Amounts paid in kind on outstanding Junior Notes.

"MANDATORY REDEMPTION ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement into which, in accordance with the Junior Note Indenture and the Senior Note Indenture, certain amounts will be paid to be applied, inter alia, towards the mandatory redemption of the Junior Notes and/or the Senior Notes.

"MATERIAL AMENDMENT" means any amendment or waiver to the Senior Notes, the Senior Note Indenture or the New Bonding Facility Agreement which:

(1)   increases or changes the basis on which interest accrues or is payable;

(2) alters any provisions relating to the amount, currency or date of any repayment;

(3) increases the maximum principal amount of the Senior Notes or the amount of the available commitment under the New Bonding Facility Agreement from the principal amount and available commitment as at the date hereof;

(4) changes the basis on which fees or other like payments are made or calculated;

(5) in relation to the Senior Note Indenture only, amends the definition of Asset Sale or the covenant relating to Asset Sales; and

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(6) in relation to the Senior Notes and the Senior Note Indenture only, introduces any new covenants, defaults or events of default.

"NEW BONDING FACILITY AGENT" means HSBC Bank plc.

"NEW BONDING FACILITY AGREEMENT" means the L50,000,000 (or the equivalent in other currencies) committed revolving bonding facility agreement entered into or to be entered into among the New Bonding Facility Agent, the New Bonding Facility Banks, Marconi Corporation plc, Marconi Bonding Limited and the other members of the Group specified therein for the issuance of bonds, guarantees, letters of credit, indemnities and similar instruments.

"NEW BONDING FACILITY BANKS" means those banks party to the Security Trust and Intercreditor Deed as New Bonding Facility Banks.

"NEW BONDING FACILITY FINANCE PARTIES" means the Finance Parties (as defined in the New Bonding Facility Agreement).

"NOTE TRUSTEES" means each of the Senior Note Trustee and the Junior Note Trustee and "NOTE TRUSTEE" means either of them.

"NOTES" means the Senior Notes and the Junior Notes, collectively.

"OBLIGOR" means each of the Issuer and the Guarantors.

"PAYMENT DATE" means any date on which a payment, prepayment, purchase or redemption (whether such payment, prepayment, purchase or redemption is a payment, prepayment, purchase or redemption of principal, interest or premium or is a payment or prepayment of additional amounts, fees, commission or otherwise) is made or is permitted to be made by an Obligor (including, without limitation, whether directly or indirectly by use of amounts standing to the credit of an Escrow Account in accordance with the Escrow Agreement) in accordance and in compliance with the terms of the Relevant Documents.

"PAYMENT STOP EVENT" means:

(1) the failure by any Obligor to pay on the due date any amount payable under the Senior Notes or the Senior Note Indenture; and/or

(2) the acceleration of amounts due under the Senior Notes or the Senior Note Indenture following the occurrence of an Event of Default under the Senior Notes or the Senior Note Indenture,

     provided that a Payment Stop Event shall cease to be continuing if:

     (a) the relevant Default under the Senior Notes or the Senior Note Indenture has been remedied or waived and, if amounts due under the Senior Notes have been accelerated, any such acceleration has been rescinded in accordance with the Senior Note Indenture; or

     (b) the Required Holders of at least a majority of the principal amount of the then outstanding Senior Notes consent in writing to the cessation of the relevant Payment Stop Event; or

     (c)   the Secured Obligations arising under the Senior Notes or the Senior
           Note Indenture have been discharged in full,

and, in the case of (a), (b) or (c), the Senior Note Trustee will promptly issue a written notice to the other Debt Representatives, the Security Trustee and the Issuer notifying them that the relevant Payment Stop Event has ceased to be continuing.

"PERFORMANCE BOND" means surety bonds, appeal bonds, bid bonds, performance bonds, bank guarantees, letters of credit, indemnities and any other similar instruments.

"PERMITTED PAYMENTS" means, in relation to any Relevant Document or Intra-Group Document or, as the case may be, Intra-Group Liability:

(1) scheduled payments (which shall include the payment on demand of Intra-Group Liabilities which are payable on demand in accordance with the original terms of the relevant Intra-Group Liabilities) and

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      mandatory prepayments of principal, premium, if any, and interest (including default interest) payable in accordance with the terms of the Relevant Document or Intra-Group Document;

(2)   the exercise of any right of set-off in relation to Intra-Group
      Liabilities;

(3) any payment or reimbursement of costs, expenses, commitment commissions, Taxes (other than a tax on income) letter of credit, bond or guarantee issuance fees and fees (including legal fees) payable to, and sums payable under any indemnity to, any agent, trustee or issuing bank (which for the avoidance of doubt shall include the Security Trustee and the Note Trustees, the New Bonding Facility Agent and the New Bonding Facility Banks) payable in accordance with the terms of the Relevant Document or, as the case may be, the Intra-Group Documents;

(4) any payment of any Intra-Group Liabilities arising in respect of any applicable indemnity, counter-indemnity, reimbursement, Tax gross-up or increased costs obligation (whether arising under contract or applicable law) of any Intra-Group Borrower to any Intra-Group Creditor in connection with any indemnity given by the Intra-Group Creditor to certain providers of Existing Performance Bonds (as defined in the Escrow Agreement);

(5) sums payable in respect of any applicable indemnity, counter-indemnity, Tax gross-up or of any increased costs in accordance with the terms of the Relevant Documents or, as the case may be, the Intra-Group Documents;

(6) prepayment in accordance with the terms of the Relevant Document, or as the case may be, the Intra-Group Liabilities as a result of it becoming unlawful for an Obligor, a Secured Creditor, or as the case may be, an Intra-Group Creditor or an Intra-Group Borrower to perform its obligations under the Relevant Document or, as the case may be, the relevant Intra-Group Liabilities;

(7) voluntary prepayment of Intra-Group Liabilities which are advanced as term loans under the Intra-Group Documents;

(8) the acquisition of the Intra-Group Liabilities by a member of the Group in any manner which is not restricted by the terms of the Indentures;

(9) application of amounts standing to the credit of the Escrow Accounts in prepayment of the Notes in accordance with the terms of the Escrow Agreement and the Indentures; and

(10) the optional redemption, purchase, repurchase, acquisition or retiring for value, in the open market or otherwise and at any price by the Issuer or any Guarantors of any Senior Notes or Junior Notes in each case in accordance with and subject to the restrictions contained in the Indentures, provided that any Intra-Group Liabilities owed by the Issuer or a Non-US Guarantor to a Subsidiary of the US Parent (as defined in the Indentures) shall be excluded from the definition of Permitted Payment.

"RECEIVER" means a receiver or manager or administrative receiver of the whole or any part of the Transaction Security.

"RELEVANT DOCUMENTS" means the Security Trust and Intercreditor Deed, any Agent/Trustee/New Bonding Facility Bank Accession Letter, any Guarantor Accession Letter, the Indentures, the Escrow Agreement, the Notes, the New Bonding Facility Agreement, the Security Documents, certain fee letters and any notices issued and any other documents or agreements entered into in connection with or relating to such documents.

"RELEVANT HOLDERS" means, in relation to any tranche of Notes, the Required Holders of at least 25 per cent. of the principal amount of the then outstanding Notes in such tranche.

"RELEVANT JURISDICTION" means, in relation to a Guarantor, its jurisdiction of incorporation, or, if not incorporated, its seat or principal place of business.

"REQUIRED HOLDERS" shall have the meaning ascribed to it in the applicable Indenture.

"SECURED CREDITORS" means the Security Trustee, any Receiver or Delegate, the Depositary, the Paying Agent, the Registrar, the Senior Note Trustee (for itself and as trustee for the holders of the Senior Notes), the Junior

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 10: SECURITY AND INTERCREDITOR ARRANGEMENTS

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Note Trustee (for itself and as trustee for the holders of the Junior Notes), the New Bonding Facility Agent and each of the New Bonding Facility Banks and their successors and assigns.

"SECURED OBLIGATIONS" means all present and future indebtedness, liabilities and obligations (for the avoidance of doubt, including any liabilities and obligations which have been cash-collateralised by the Obligors) at any time of any Obligor under the Relevant Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(1)   any refinancing, novation, deferral or extension;

(2)   any obligation relating to any increase in the amount of such obligations;

(3)   any claim for damages or restitution; and

(4) any claim as a result of any recovery by an Obligor of a payment or discharge, or non-allowability, on the grounds of preference,

and any amounts that would be included in any of the above but for any discharge, non-provability or unenforceability of those amounts in any insolvency or other proceedings (including interest accruing after the commencement of any insolvency or other proceedings).

"SECURITY" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or any guarantee, indemnity or assurance against loss or arrangement having a similar effect.

"SECURITY DOCUMENTS" means the security or guarantee documents (including, but not limited to, the Guarantees) entered into by the Obligors securing or guaranteeing the Secured Obligations and any other document entered into from time to time by any of the Obligors creating any guarantee, indemnity or Security in favour of the Security Trustee or any of the other Secured Creditors as security for any of the Secured Obligations.

"SENIOR NOTE INDENTURE" means the indenture pursuant to which the Senior Notes are issued.

"SENIOR NOTES" has the meaning given to it in Appendix 8.

"SIGNIFICANT SUBSIDIARY" shall have the meaning ascribed to it in the relevant Indenture.

"STANDSTILL EVENT" means the occurrence of a Default under the Senior Notes.

"STANDSTILL NOTICE" means a notice delivered to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) by the Senior Note Trustee, notifying it of a Standstill Event.

"STANDSTILL PERIOD" means the period from the date of a Standstill Notice and ending on the earlier of:

(1) the expiration of a period of 179 days after the date of the issuance of such Standstill Notice by the Senior Note Trustee; or

(2) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Default under the Senior Notes in respect of which that Standstill Notice was issued is no longer continuing; or

(3) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Standstill Notice has been cancelled by the Senior Note Trustee acting on the instructions of the Required Holders of at least a majority of the aggregate principal amount of the then outstanding Senior Notes; or

(4) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Secured Obligations under the Senior Notes and the Senior Note Indenture have been discharged in full and there are no further liabilities under the Senior Notes or the Senior Note Indenture.

"SUBSIDIARY" has the meaning ascribed to it in the applicable Indenture.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 10: SECURITY AND INTERCREDITOR ARRANGEMENTS

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"TRANSACTION SECURITY" means any guarantee (including the Guarantees) guaranteeing the payment of the Secured Obligations and any Security created or expressed to be created in favor of the Security Trustee or any Secured Creditor under the Security Documents.

4.2    US INTERCREDITOR AGREEMENT

As mentioned in part I, Section 2, Part D.4, the Working Capital Facility will be secured by a first mortgage lien on the Marconi Communications, Inc. property located in Warrendale, Pennsylvania (and a related assignment or leases and rents). A second lien on the property (and related leases and rents) will be granted in favour of the Secured Creditors. Consequently an intercreditor agreement will be entered between Liberty Funding LLC ("LIBERTY"), as provider of the Working Capital Facility, and the Security Trustee. Under the terms of the US intercreditor agreement the Security Trustee will agree that it shall not take any enforcement action against the Warrendale property (or the related leases and rents) until satisfaction by Marconi Communications, Inc. in full of its liabilities under the Working Capital Facility or with the consent of Liberty.

The US intercreditor agreement will not otherwise restrict the ability of the Security Trustee to take Enforcement Action in relation to any other security which it holds on behalf of the Secured Creditors or to take action against Marconi Communications, Inc, in its capacity as a Guarantor.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 11
                                ESOP FACILITIES

                                                                            Date of ISDA
                                                       Trade    Effective         Master        Date of
Party A                        Party B                  Date         Date      Agreement   Confirmation
-------                        -------              --------   ----------   ------------   ------------
1.   Salomon Brothers          Bedell Cristin       13/01/00     21/01/00       15/12/99       13/01/00
     International Ltd         Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
2.   Salomon Brothers          Bedell Cristin       26/01/00     31/01/00       15/12/99       26/01/00
     International Ltd         Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
3.   Salomon Brothers          Bedell Cristin       02/02/00     16/02/00       15/12/99       02/02/00
     International Ltd         Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
4.   Barclays Bank PLC         Bedell Cristin       16/03/00     24/03/00       16/03/00       04/07/00
                               Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
5.   Barclays Bank PLC         Bedell Cristin       17/03/00     24/03/00       16/03/00       05/07/00
                               Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
6.   Barclays Bank PLC         Bedell Cristin       22/05/00     30/05/00       16/03/00       05/07/00
                               Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust
7.   UBS AG                    Bedell Cristin       15/06/00     23/06/00       16/06/00       19/06/00
                               Trustees Limited
                               as trustee of The
                               Marconi Employee
                               Trust

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 12
                           CONDITIONS OF THE WARRANTS

The Warrants will be issued subject to and with the benefit of the conditions set out below.

1. (A) In these Conditions, unless there is something in the subject matter or context inconsistent therewith, the words and expressions set out below shall have the following meanings:

       ACT means the Companies Act 1985;

       CERTIFICATED means a security which is not in uncertificated form;

       COMPANY means Marconi Corporation plc, a company incorporated under the Companies Act 1862 to 1898 and registered in England and Wales with registered number 67307;

       CONDITIONS means the terms and conditions set out herein as modified from time to time in accordance with the provisions set out herein and CONDITION refers to the relative numbered paragraph of the Conditions;

       CORP SCHEME means the scheme of arrangement of the Company including any modifications of, additions or conditions to, that scheme of arrangement as approved or imposed by the Court pursuant to Section 425 of the Act;

       COURT means the High Court of Justice of England and Wales;

       CREST means the system enabling title to securities to be evidenced and transferred in uncertificated form operated by CREST Co. Limited in accordance with the CREST Regulations;

       CREST REGULATIONS means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

       DEED POLL means the instrument by way of a deed poll to be dated prior to the Effective Date and executed by the Company under which the Warrants are constituted;

       EFFECTIVE DATE means the date on which an office copy of the order of Court sanctioning the Corp Scheme shall have been delivered to the Registrar of Companies for registration;

       EXERCISE DATE means the London Business Day next following the date on which the requirements relating to the exercise of the Warrants in Condition 2 have been complied with in full or, if later, the date on which payment is actually received by the Company in accordance with Condition 2;

       EXTRAORDINARY RESOLUTION means a resolution passed at a meeting of the Warrant Holders duly convened and held and carried by a majority consisting of not less than three-fourths of the votes cast upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on a poll;

       INDEPENDENTLY DETERMINED means determined by an independent investment bank of international repute in London selected by the Company and acting as an expert;

       LONDON BUSINESS DAY means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London;

       OPERATOR means CREST Co. Limited or any additional or alternative operator from time to time approved by the Company in relation to the Warrants and in accordance with the CREST Regulations;

       OPERATOR REGISTER means the Operator register of corporate securities (as defined in the CREST Regulations);

       REGISTER means the register of Warrant Holders holding Warrants in certificated form required to be maintained pursuant to Clause 3 of the Deed Poll;

       REGISTRAR means Computershare Investor Services plc or any other person who is appointed by the Company to maintain the Register at any time;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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      REGISTRAR OF COMPANIES means the registrar or other officer performing under the Act the duty of registration of companies in England and Wales and including a deputy registrar;

      REGISTRATION STATEMENT means a registration statement filed by the Company with the SEC in respect of the Warrants and the Shares issuable on exercise of the Warrants;

      SCHEME DOCUMENT means a circular sent to certain creditors of the Company and to certain creditors of Marconi plc dated 31 March 2003 setting out proposals in relation to, inter alia, a scheme of arrangement between the Company and certain of its creditors pursuant to Section 425 of the Act;

      SEC means the US Securities and Exchange Commission;

      SECURITIES ACT means the US Securities Act of 1933, as amended;

      SHARES means ordinary shares (currently of 5p each) in the capital of the Company as authorised from time to time and all other (if any) stock or shares in the equity share capital of the Company from time to time and for the time being ranking pari passu therewith and all other (if any) shares or stock in the equity share capital of the Company resulting from any sub-division, consolidation or re-classification of the Shares;

      SPECIFIED NUMBER means, in relation to each Warrant, one Share, unless there has been an adjustment to the number of Shares issuable on exercise of a Warrant pursuant to Condition 5(A), in which case it means such adjusted number of Shares issuable on exercise of each Warrant as has, from time to time, been determined in accordance with such Conditions;

      SPECIFIED OFFICE means the office of the Registrar specified below or any other office of the Registrar which may from time to time be notified to Warrant Holders in accordance with Condition 12;

      SUBSCRIPTION PERIOD means the period commencing on (and including) the date following the day upon which Warrants are first issued under the Deed Poll and expiring on (and including) the fourth anniversary of the date of issue (or, if that is not a London Business Day, the preceding London Business Day), provided that with respect to any Warrant held by a person in the United States (as defined in Regulation S under the Securities
      Act), the Subscription Period will not commence until the date on which the Registration Statement is declared effective by the SEC;

      SUBSCRIPTION PRICE means the amount payable in respect of each Specified Number of Shares for which the holder of one Warrant is entitled upon exercise of the Warrant to require the subscription, such amount being 150p per Specified Number of Shares or such other amount as may for the time being be applicable in accordance with the provisions of Condition 5;

      SUBSCRIPTION RIGHTS means the subscription rights in respect of Shares granted by the Company to Warrant Holders pursuant to the Deed Poll, or such of those rights as are for the time being outstanding;

      SUBSIDIARY means any subsidiary within the meaning of Section 736 of the Act;

      SUPERVISORS means the persons holding office as supervisors of the Corp Scheme from time to time;

      THE STOCK EXCHANGE means the London Stock Exchange plc or any other body to which its functions have been transferred (or, to the extent the Shares are no longer listed, quoted or admitted to trading on the London Stock Exchange plc, such other body on which the Shares are listed, quoted or admitted to trading);

      UNCERTIFICATED means a security which is for the time being recorded on the relevant Operator register as being held in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by way of CREST;

      WARRANT CERTIFICATES means the certificates to be issued in the name of Warrant Holders holding their Warrants in certificated form substantially in the form set out in the First Schedule to the Deed Poll, as from time to time modified in accordance with the provisions set out in the Deed Poll;

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                         APPENDIX 12: CONDITIONS OF THE WARRANTS

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      WARRANT EXERCISE NOTICE means a notice substantially in the form set out on the reverse of each Warrant Certificate which must be completed in order to exercise the Warrant comprised in that Warrant Certificate or, in the case of Warrants held in uncertificated form, such form of notification as complies with Condition 2(A)(i);

      WARRANT HOLDER means, in relation to any Warrant held in uncertificated form, the Accountholder (as defined in Condition 8) and, in relation to any Warrant in certificated form, the person or persons who is or are for the time being registered in the Register as the holder or joint holders of a Warrant; and

      WARRANTS means the rights created by the Deed Poll entitling the Warrant Holders, upon the valid exercise of such rights, to subscribe for Shares on the terms set out in the Deed Poll and in the Conditions.

  (B) Unless the context otherwise requires terms importing the singular number only shall include the plural and vice versa, terms importing persons shall include firms and corporations and terms importing one gender only shall include the other gender.

2.(A) Each Warrant may be exercised at any time during the Subscription Period, provided it is on or after the Effective Date, by either:

      (i) in the case of Warrants held in uncertificated form, arranging for the payment in favour of the Company, through CREST, of the aggregate Subscription Price for the Shares being subscribed (as provided in sub-paragraph 2(B) below) and sending to the Registrar, via the Operator, a Warrant Exercise Notice, being a properly authenticated dematerialised instruction:

      (1) in the form from time to time prescribed by the directors of the Company (the DIRECTORS) and having the effect determined by the Directors from time to time; and

      (2) that is addressed to the Company, is attributable to the Warrant Holder and identifies (in accordance with the form prescribed by the Directors as aforesaid) the number of Warrants in respect of which the Subscription Rights are to be exercised;

      provided always that

      (3) the Directors may in their discretion permit a Warrant Holder in uncertificated form to exercise his Subscription Rights by some other means (including if the Company or any sponsoring system-participant acting on behalf of the Company is unable, at any time and for any reason, to receive properly authenticated dematerialised instructions);

      (4) the Directors may in their discretion require, in addition to receipt of a properly authenticated dematerialised instruction as referred to above, the Warrant Holder in uncertificated form to complete and deliver to the Company (or its Registrar) on or within 28 London Business Days prior to the relevant Exercise Date, a notice in such form as may from time to time be prescribed by the Directors;

      (5) the Directors may in their discretion determine when any such properly authenticated dematerialised instruction and/or other instruction or notification is to be treated as received by the Company or by such other person as it may require for those purposes, being the date on which such notice is deemed delivered;

      (6) for the avoidance of doubt, the form of the properly authenticated dematerialised instruction as referred to above, may be such as to divest the Warrant Holder concerned of the power to transfer such Warrant to another person; and

      (7) all notices, instructions and any other provisions required to be complied with pursuant to this sub-paragraph 2(A)(i) shall be subject always to the facilities and requirements of CREST, CREST Regulations and the Operator; or

      (ii) in the case of Warrants in certificated form, by delivery of the Warrant Certificate evidencing title to the Warrant to the Specified Office during normal business hours on any London Business Day

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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             together with the Warrant Exercise Notice endorsed on it duly completed and executed and accompanied by payment in favour of the Company, as provided below.

             The exercise of Warrants under Condition 2(A)(i) and 2(A)(ii) shall be irrevocable and must be made subject to, and in compliance with, any applicable fiscal and other laws and regulations for the time being in force and upon payment of any taxes, duties and other governmental charges payable by reason of the exercise (other than United Kingdom taxes and duties imposed on the Company).

  (B) Payment by a Warrant Holder on the exercise of any Warrant shall be made by the payment in sterling of the Subscription Price applicable on the Exercise Date either, in the case of Warrants held in uncertificated form, through CREST in accordance with CREST Regulations or, in the case of Warrants in certificated form, by cheque sent to the Registrar, in each case in favour of the Company.

  (C) Each Warrant entitles its holder to subscribe for the Specified Number of Shares at the then applicable Subscription Price.

  (D) Notwithstanding anything herein to the contrary, unless satisfied that the exemption from registration provided by Regulation S under the Securities Act is available, the Directors may in their discretion refuse to permit any Warrant Holder to exercise his Subscription Rights: (i) at any time when a Registration Statement under the Securities Act is not effective with respect to such exercise and the issuance of Shares arising on such exercise or (ii) during any Blackout Period imposed as described in Condition 2(E) below.

  (E) In the event that, in the opinion of the Directors, it is advisable to suspend use of the Registration Statement or the prospectus forming a part of the Registration Statement, due to (i) any request by the SEC or any other US federal or state governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information; (ii) the issuance by the SEC or any other US federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation or threat of any proceedings for that purpose; (iii) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threat of any proceeding for such purpose; (iv) the existence of any fact or the happening of any event which makes any statement of a material fact in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the Registration Statement or prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the Directors' determination that a post-effective amendment to the Registration Statement would be appropriate; or (vi) pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Directors believe public disclosure will be prejudicial to the Company, the Company shall give written notice to the Registrar to the effect of the foregoing and to the effect that the Warrants may not be exercised during such time period as may be specified in such notice (a BLACKOUT PERIOD). In the event that the Warrant Holder seeks to exercise his Subscription Rights during a Blackout Period, the Registrar will notify the Warrant Holder, in accordance with Condition 12, that a Blackout Period is in effect. In no event shall the Company impose a Blackout Period within sixty (60) days prior to the expiration of the Subscription Period.

  (F) The Registrar, and the Company, reserve the right to delay taking any action on any particular instructions from the Warrant Holder if the Registrar considers that it needs to do so to obtain further information from the Warrant Holder or to comply with any legal or regulatory requirement binding on it (including the obtaining of evidence of identity to comply with money laundering regulations), or to investigate any concerns it may have about the validity of or any other matter relating to the instruction.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                         APPENDIX 12: CONDITIONS OF THE WARRANTS

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3. (A) Provided the requirements of Condition 2 have been satisfied, the Company shall allot the Specified Number of Shares issuable on the exercise of the relevant Warrants not later than 10 London Business Days after the Exercise Date (or, in the case of any Shares to be allotted and issued pursuant to Condition 5(A)(iv)(g) as a result of a Retroactive Adjustment (as defined in Condition 5(A)(iv)(g), not later than 10 London Business Days after the relevant adjustment to the Specified Number takes place).

   (B) All Shares so allotted shall be fully paid and shall rank pari passu in all respects with the other fully paid Shares in issue on the Exercise Date, and shall accordingly entitle the holders of those Shares to participate in full in all dividends and distributions paid or made on the Shares after the Exercise Date, other than any dividend or other distribution which shall previously have been announced, declared, recommended or resolved by the Directors to be paid or made on the Shares, the record date for which is prior to the Exercise Date and notice of the intended dividend or other distribution and of the record date shall have been given in accordance with the rules of The Stock Exchange prior to the Exercise Date.

   (C) In the case of Warrants in uncertificated form, Shares arising on exercise of any Warrants shall be allotted and issued in uncertificated form and credited by the Operator (in accordance with the instructions of the Company and CREST Regulations) to the CREST stock accounts of the person or persons designated in the relevant Warrant Exercise Notice within 10 London Business Days after the Exercise Date (subject as set out in Condition 3(A) in relation to a Retroactive Adjustment). In the case of the exercise of Warrants in certificated form, the Company will by not later than 20 London Business Days after the allotment procure the issue of a share certificate in the name of the person stated in the Warrant Exercise Notice and send, or procure the sending of, such certificate to such person at the address stated in the Warrant Exercise Notice or otherwise as directed in accordance with the Warrant Exercise Notice, by ordinary post at the risk of the person entitled to the Shares.

4. (A) While any Subscription Rights remain exercisable the Company will, save with the approval of an Extraordinary Resolution and subject as provided in Condition 4(B) below:

       (i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued share capital the aggregate Specified Number of Shares as would be issued if all of the Warrants and all other rights of subscription for and exercise into Shares were to be exercised;

       (ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (1) by the issue of fully paid Shares to the holders of Shares (SHAREHOLDERS) and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive Shares on a capitalisation of profits or reserves or (2) by the issue of Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend or
             (3) by the issue of fully paid equity share capital (other than Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive equity share capital (other than Shares) on a capitalisation of profits or reserves, unless, in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, give rise) to an adjustment of the Subscription Price or the Specified Number on exercise of each Warrant;

       (iii) not in any way modify the rights attaching to the Shares with respect to voting, dividends or liquidation, nor issue any other class of equity share capital carrying any rights which are more favourable than such rights, but so that nothing in this Condition 4(A) (iii) shall prevent (1) the issue of any equity share capital to employees (including directors holding executive office), whether of the Company or any of its subsidiary or associated companies, by virtue of their office or employment pursuant to any scheme or plan approved by the Company in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved or (2) any consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa or
             (3) any modification of such rights which is Independently Determined not to be materially prejudicial to the interests of the Warrant Holders or (4) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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             provision of that or any other legislation), the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form into certificated form) or any amendment of the Articles of Association of the Company made in connection with the matters described in this Condition 4 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Shares, dealt with under such procedures) or (5) any issue of equity share capital where the issue of such equity share capital results, or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect or that the consideration per Share receivable therefor is at least 95 per cent. of the Current Market Price (as defined in Condition 5) per Share, otherwise result in an adjustment of the Subscription Price and/or the Specified Number or (6) any issue of equity share capital or modification of rights attaching to the Shares where prior thereto it was Independently Determined what (if any) adjustments should be made to the Subscription Price and/or the Specified Number as being fair and reasonable to take account thereof and such determination shall have concluded either that no adjustment is required or that an adjustment resulting in a reduction of the Subscription Price is required and/or an increase in the Specified Number is required and, if so, the new Subscription Price and/or Specified Number as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

      (iv) procure that no securities (whether issued by the Company or any of its Subsidiaries or procured by the Company or any of its Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for or purchase Shares shall subsequently be granted such rights exercisable at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share at close of business on the dealing day last preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, give rise) to an adjustment of the Subscription Price and/or the Specified Number pursuant to Condition 5(A)(iii) and that at no time shall there be in issue Shares of differing nominal values, save where such Shares have the same economic rights;

      (v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the exercise of a Warrant, Shares would (but for the provisions of Condition 5(A)) have to be issued at a discount to their par value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

      (vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof, except (a) pursuant to the terms of issue of the relevant share capital or (b) by means of a purchase or redemption of share capital of the Company to the extent permitted by applicable law or
             (c) as permitted by Section 130(2) of the Act or (d) a reduction of the share premium account which requires the confirmation of the Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Company and in respect of which the Company shall have tendered to the Court such undertaking as it may require prohibiting, so long as any of the Warrants remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Company as a result of such reduction or (e) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Act or (f) by way of transfer of reserves as permitted under applicable laws or (g) solely in relation to a change in the currency in which the nominal amount of the Shares is expressed or
             (h) where the reduction is permitted by applicable law and it is Independently Determined that the interests of Warrant Holders would not be prejudiced by such reduction or (i) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, result in) an adjustment to the Subscription Price and/or the Specified Number; and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                         APPENDIX 12: CONDITIONS OF THE WARRANTS

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      (vii) endeavour to ensure that the Shares issued upon exercise of any Warrant will be admitted to the Official List (as defined in Condition 5) and will be listed, quoted or traded on any other stock exchange or securities market on which the Shares may then be listed or quoted or traded.

   (B) Nothing in this Condition 4 shall prevent, and no adjustment to the Subscription Price and/or the Specified Number shall be made as a result of, any actions taken by the Company to effect the capital reduction described in the Scheme Document or any issue of Shares pursuant to the Corp Scheme.

5. (A) The Subscription Price or the Specified Number, as specified below, will be adjusted in the following circumstances:

       (i) Consolidation or Subdivision: If there shall be an alteration to the nominal value of the Shares as a result of consolidation or sub-division, the Specified Number shall be adjusted in accordance with the following formula:

                                            n
                                  NE = OE X --
                                            N

             where:

             NE   means the Specified Number after adjustment;

             OE   means the Specified Number prior to adjustment;

             N means the number of Shares outstanding immediately before such event; and

             n means the number of Shares outstanding immediately following such event.

             Such adjustment shall become effective on the date of such alteration.

       (ii) Capitalisation of Profits or Reserves: If and whenever the Company shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than Shares issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend which the Shareholders would or could otherwise have received, the Specified Number shall be adjusted in accordance with the following formula:

                                            n
                                  NE = OE X --
                                            N

             where:

             NE   means the Specified Number after adjustment;

             OE   means the Specified Number prior to adjustment;

             N means the number of Shares outstanding immediately before such event; and

             n means the number of Shares outstanding immediately following such event.

             Such adjustment shall become effective on the date of issue of such Shares.

       (iii) Other Events: If the Company determines that an adjustment should be made to the Subscription Price and/or the Specified Number as a result of one or more events or circumstances not referred to in Conditions 5(A)(i) and (ii), the Company shall, at its own expense and acting reasonably, have Independently Determined as soon as practicable what adjustment (if any) to the Subscription Price and/or the Specified Number is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination. No such adjustment will be made where the effect would be to vary the Subscription Price by less than one per cent.

       (iv)  General

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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      (a) On any adjustment to the Subscription Price pursuant to this Condition 5(A), the resultant Subscription Price, if not an integral multiple of one penny, shall be rounded to the nearest whole penny (0.5 pence being rounded upwards). No adjustment shall be made to the Subscription Price where such adjustment (rounded if applicable) would be less than one per cent. of the Subscription Price then in effect. Any adjustment not required to be made, and any amount by which the Subscription Price has been rounded, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the prior relevant time. Notice of any adjustments to the Subscription Price or the Specified Number shall be given to the Warrant Holders in accordance with Condition 12 as soon as practicable after the determination thereof.

      (b) No adjustment will be made to the Subscription Price or the Specified Number where Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors holding executive office) of the Company or any Subsidiary or any associated company of the Company pursuant to any employees' share scheme (as defined in Section 743 of the Act or any modification or re-enactment thereof).

      (c) The Subscription Price may not be reduced and the Specified Number may not be adjusted so that, on exercise of the Warrants, Shares would be issued at a discount to their nominal value.

      (d) Where more than one event which gives or may give rise to an adjustment to the Subscription Price or the Specified Number occurs within such a short period of time that it is Independently Determined that a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such investment bank to be in its opinion appropriate to give such intended result.

      (e) Where the circumstances giving rise to any adjustment pursuant to this Condition 5(A) have already resulted or will result in an adjustment to the Subscription Price and/or the Specified Number or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Subscription Price and/or the Specified Number, such modification shall be made to the operation of the provisions of this Condition 5(A) as may be Independently Determined to be appropriate to give the intended result.

      (f) If any doubt shall arise as to the appropriate adjustment to the Subscription Price and/or the Specified Number a certificate providing the Independently Determined adjustment shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

      (g) If the Exercise Date in relation to any Warrant shall be after the record date for any such issue as is mentioned in Condition 5(A)(ii), but before the adjustment becomes effective under this Condition 5(A) (such adjustment a RETROACTIVE ADJUSTMENT), the Company shall (conditional upon the Retroactive Adjustment becoming effective) procure that there shall be allotted to the relevant Warrant Holder, in accordance with the provisions of Condition 3, such number of additional Shares as, together with the Shares allotted or to be allotted to the relevant Warrant Holder on exercise of the relevant Warrant, is equal to the number of Shares which would have been required to be allotted on exercise of such Warrant if the relevant adjustment to the Specified Number (reflecting the event referred to in Condition 5(A)(ii)) had in fact been made and became effective immediately after the relevant record date.

      (h) References to any issue or offer to Shareholders AS A CLASS BY WAY OF RIGHTS shall be taken to be references to an issue or offer to all or substantially all Shareholders by way of rights other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, or any other disapplication right of the Directors of the Company granted in the Articles, it is determined not to make such issue or offer.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                         APPENDIX 12: CONDITIONS OF THE WARRANTS

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      (vi) Fractions of Shares

           No exercise of Warrants shall result in the issue of a fraction of a Share (including, for the avoidance of doubt, by virtue of a Retroactive Adjustment). If a Warrant Holder exercising his Warrants would, but for the preceding sentence and after aggregating all Warrants being exercised by him, be entitled to receive a number of Shares which includes a fraction of Shares, such Warrant Holder's entitlement to receive such number shall be rounded down to the nearest integral number of Shares to exclude fractions, whereupon he shall be paid the amount (in sterling) equal to the value of the fraction of Share forgone, as determined by the Company. Such payment shall be made, in each case subject to any applicable exchange control or other laws or regulations, (A) in the case of a Warrant held in uncertificated form, to the relevant Warrant Holder's cash memorandum account with the Operator in accordance with the rules of the Operator or (B) in the case of a Warrant held in certificated form, by cheque by ordinary uninsured mail to the exercising Warrant Holder (in accordance with the instructions contained in the Warrant Exercise Notice but at the risk of the exercising Warrant Holder).

  (B) For the purposes of paragraph (A) of this Condition:

      CURRENT MARKET PRICE means, in respect of a Share at a particular date, the average of the bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Shares shall have been quoted ex-dividend (or ex-any other entitlement) and during some other part of that period the Shares shall have been quoted cum-dividend (or cum-any other entitlement) then:

      (a) if the Shares to be issued do not rank for the dividend (or other entitlement) in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement (where it is a cash dividend or entitlement) or, as the case may be, the Fair Market Value of that dividend or other entitlement (where it is not a cash dividend or entitlement) per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

      (b) if the Shares to be issued do rank for the dividend (or other entitlement) in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Shares on each of the said five dealing days have been quoted cum-dividend (or cum-any other entitlement) in respect of a dividend (or other entitlement) which has been declared or announced but the Shares to be issued do not rank for that dividend (or other entitlement) the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement (where it is a cash dividend or entitlement) or, as the case may be, the Fair Market Value of that dividend or other entitlement (where it is not a cash dividend or entitlement) per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

      DEALING DAY means a day on which the Relevant Stock Exchange is open for business and Shares may be dealt in on the Relevant Stock Exchange.

      DIVIDEND means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up (other than an issue of Shares falling within Condition 5(A)(ii) by way of capitalisation of profits or reserves)).

      EQUITY SHARE CAPITAL has the meaning ascribed to it in Section 744 of the Act.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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      FAIR MARKET VALUE means, with respect to any property on any date, the Independently Determined fair market value of that property provided that
      (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend, (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity, as Independently Determined, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded, (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as Independently Determined on the basis of a commonly accepted market valuation method and taking account of such factors as are Independently Determined to be appropriate, including the market price per Share, the dividend yield of a Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof, and (4) in the case of (1), converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3), converted into sterling (if expressed in a currency other than sterling) at such rate of exchange Independently Determined to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

      OFFICIAL LIST means the official list of the United Kingdom Listing Authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

      RELEVANT STOCK EXCHANGE means at any time, in respect of the Shares, the Official List and/or, as the context requires, the market for listed securities of the London Stock Exchange or, if the Shares are not at that time so listed, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

      SECURITIES includes, without limitation, shares in the share capital of the Company.

  (C) If an effective resolution is passed during the Subscription Period for the voluntary winding up of the Company then:

      (i) if such winding up be for the purpose of a reconstruction or amalgamation pursuant to a scheme or arrangement to which the Warrant Holders have consented by means of a Extraordinary Resolution, the terms of such scheme or arrangement shall be binding on all the Warrant Holders; and

      (ii) in any other case, the Company shall forthwith publish a notice in accordance with the provisions of Condition 12, stating that such a resolution has been passed and the Warrant Holder shall be entitled at any time within three months after the date such notice is published to elect by notice in writing to the specified office of the Registrar to be treated as if he had, immediately before the date of the passing of the winding up resolution, exercised his Warrants and he shall be entitled to receive out of the assets which would otherwise be available in the liquidation to the holders of Shares, such a sum (if any) as he would have received had he been the holder of and paid for the Shares to which he would have become entitled by virtue of such exercise, after deducting from such sum an amount equal to the moneys which would have been payable by him in respect of such Shares if he had exercised his Warrants but nothing contained in this sub-paragraph shall have the effect of requiring the Warrant Holder to make any actual payment to the Company.

6. The provisions for convening meetings of Warrant Holders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of the Conditions, shall be as set out in
       Schedule 4 to the Deed Poll. An Extraordinary Resolution duly passed in accordance with the provisions of Schedule 4 to the Deed Poll at any meeting of the Warrant Holders shall be binding on all Warrant Holders, whether present or not.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                         APPENDIX 12: CONDITIONS OF THE WARRANTS

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7. Should any Warrant Certificate be mutilated, defaced, lost, stolen or destroyed it may be replaced at the Specified Office upon payment by the claimant of such costs incurred in connection therewith and on such terms as to evidence and indemnity as the Registrar and the Company may reasonably require. Mutilated or defaced Warrant Certificates must be surrendered before replacements will be issued.

8. Title to a Warrant in certificated form shall be transferable in any usual or common form or in any other form which may be approved by the Directors in units or multiples of one Warrant (provided that title to the Warrants comprised in a Warrant Certificate shall pass only on registration in the Register). The Company may deem and treat the Warrant Holder in certificated form as the absolute owner thereof for all purposes and shall not be affected by any notice to the contrary (except as ordered by a court of competent jurisdiction or required by law) and shall not (except as aforesaid) be bound to recognise any equitable or other claim to an interest in such Warrant. Transfers of Warrants in certificated form may be effected by delivery of the Warrant Certificate to the Specified Office with a completed form of transfer executed by the Warrant Holder without charge, but upon (i) payment of any taxes, duties and other governmental charges, (ii) the Registrar being satisfied with the evidence of title and identity of the person requesting transfer and of due execution of the transfer and subject to such reasonable regulations as the Registrar and the Company may prescribe. The Registrar will, within five London Business Days of such delivery, deliver at its Specified Office to the transferee or (subject to any applicable laws and regulations) despatch by mail (at the risk of the transferee) to such address as the transferee may request, a new Warrant Certificate in respect of the Warrant transferred. In the case of transfer of some only of the Warrants represented by the Warrant Certificate, a new Warrant Certificate in respect of the balance of the Warrants will be so delivered or despatched without charge to the transferor.

       For so long as a Warrant is held in uncertificated form, the person (other than a clearing system) who is for the time being shown in the Operator register as the Warrant Holder (an ACCOUNTHOLDER) (in which regard any certificate or other document issued by the Operator as to the amount of Warrants standing to the account of any person shall be conclusive and binding for all purposes) shall be treated as the holder of such amount of Warrants (and the expression Warrant Holder and holding Warrants shall be construed accordingly).

       Warrants held in uncertificated form may be transferred in accordance with the CREST Regulations.

       No Warrant, either in certificated or uncertificated form, shall be transferable or exercisable until the Effective Date.

       If the Effective Date does not occur on or prior to the date falling thirty calendar days after the issue of the Warrants, the Warrants automatically become void.

9. The Company has the right to terminate the appointment of the Registrar provided that it will at all times maintain a Registrar with a specified office in England. Not less than 30 days' notice of any such termination or appointment shall be given by the Company to the Warrant Holders in accordance with Condition 12.

10. The Company will pay any United Kingdom stamp, issue, registration or similar taxes and any capital duties imposed on the Company in the United Kingdom (i) in connection with the issue of Shares on exercise of the Subscription Rights, except where the Shares are issued to a person whose business is, or includes, issuing depositary receipts, or a nominee of or agent for such a person, or a person whose business is, or includes, the provision of clearance services for the purchase or sale of chargeable securities, or a nominee of or agent for such a person, or (ii) payable upon the Deed Poll being produced in evidence in any proceedings in connection with the enforcement of the Deed Poll, the Warrants or the Subscription Rights. For the avoidance of doubt, other than United Kingdom taxes and duties imposed on the Company, the Company is not responsible for the payment of any taxes, duties and other governmental charges as may be payable in relation to the transfer of a Warrant.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 12: CONDITIONS OF THE WARRANTS

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11. All notices to be given hereunder by Warrant Holders to the Registrar shall be delivered at, or mailed by pre-paid air-mail to, the Specified Office for the time being of such person and shall be deemed to have been given upon delivery or, in the case of mailing, upon receipt thereof.

12. All notices to be given to Warrant Holders holding Warrants in certificated form pursuant to these Conditions will be duly given if sent in the manner and to the address provided for in Schedule 3 to the Deed Poll. All notices to be given to Warrant Holders holding their Warrants in uncertificated form will be given by delivery of the relevant notice to the Operator for transmission to Warrant Holders.

13. Warrant Holders are deemed to have notice of all the provisions of the Deed Poll and such provisions are binding on them. Copies of the Deed Poll will be available for inspection at the Specified Office.

14. The Warrants are governed by, and shall be construed in accordance with, the laws of England.

       The English Courts have exclusive jurisdiction to settle any dispute arising out of or in connection with the Warrants and the Company and each Warrant Holder irrevocably submit to the exclusive jurisdiction of the English Courts.

       The Company and each Warrant Holder irrevocably waive any objection to the English Courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

                                SPECIFIED OFFICE

                                   REGISTRAR

                      Computershare Investor Services PLC
                                 The Pavilions
                                Bridgwater Road
                                Bristol BS99 7NH

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 13
                               CORP SHARE CAPITAL

1. The authorised, issued and fully paid share capital of Corp as at the date of publication of this document is as follows:

               Authorised                                                        Issued
      -----------------------------                                  ------------------------------
             Number       Amount(L)                                         Number        Amount(L)
      -------------   -------------                                  -------------   --------------
      6,000,000,000     300,000,000     ordinary shares of 5p each   2,866,250,735   143,312,536.75

2. The authorised, issued and fully paid share capital of Corp as it is expected to be on the allotment of the New Shares pursuant to the Corp Scheme is as follows:

                Authorised                                                      Issued
      ------------------------------                                ------------------------------
             Number        Amount(L)                                       Number        Amount(L)
      -------------   --------------                                -------------   --------------
      3,133,749,265   156,687,463.25   ordinary shares of 5p each   1,000,000,000       50,000,000
      2,866,250,735   143,312,536.75   non-voting deferred shares   2,866,250,735   143,312,536.75
                                               of 5p each

      A maximum of 50,000,000 authorised, but unissued ordinary shares will be reserved for issue pursuant to the conditions of the Warrants described at Appendix 12. Authorised but unissued ordinary shares may also be issued pursuant to the share incentive arrangements in accordance with the relevant limits set out in part 1, Section 2, Part D.10.

      The Board of Corp may propose a resolution for the consolidation of its ordinary shares at its next annual general meeting. However, at this time, no decision has been made to propose a consolidation.

3. On 23 November 1999 the authorised share capital of Corp was L175,000,000 divided into 3,500,000,000 ordinary shares of 5 pence each, of which 2,723,486,794 were issued fully paid and the remainder were unissued. Since that date the following changes have been made to the authorised and issued ordinary share capital of Corp:

      a. On 26 November 1999 the issued ordinary share capital of Corp of 2,723,486,794 ordinary shares of 5 pence each was cancelled, such cancellation having been confirmed by an order of the Court dated 22 November 1999.

      b. On 26 November 1999 pursuant to a scheme of arrangement sanctioned by the order of the Court referred to in sub-paragraph (a) above, Corp issued 2,723,486,794 ordinary shares of 5 pence each to GEC Reconstructions Limited credited as fully paid.

      c. Between 5 January 2000 and 12 October 2000, the following ordinary shares were allotted and issued to IRG Trustees Limited, as agent for share option holders. The shares so allotted were then acquired by Yeslink Limited pursuant to the arrangements relating to the reconstruction of GEC and the merger of the MES business with British Aerospace plc (now known as BAE SYSTEMS plc) which was effected in November 1999.

Date of issue                                     Number of Corp Shares
-------------                                     ---------------------
5 January 2000                                                  394,698
5 January 2000                                                   17,000
11 January 2000                                                   8,384
17 January 2000                                                  78,622
24 January 2000                                                  31,543
27 January 2000                                                  41,139
4 February 2000                                                  40,237

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 13: CORP SHARE CAPITAL

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Date of issue                                     Number of Corp Shares
-------------                                     ---------------------
9 February 2000                                                  35,299
18 February 2000                                                 56,485
28 February 2000                                                406,892
20 March 2000                                                     5,143
20 March 2000                                                   410,487
28 March 2000                                                   413,467
14 April 2000                                                 2,105,936
19 April 2000                                                    68,778
9 May 2000                                                      924,219
9 May 2000                                                    1,265,887
11 May 2000                                                     248,909
6 June 2000                                                   1,589,502
6 June 2000                                                   1,192,971
21 June 2000                                                    399,895
21 June 2000                                                  2,250,502
29 June 2000                                                     19,245
19 July 2000                                                     15,161
3 August 2000                                                       253
4 October 2000                                                    3,419
12 October 2000                                                     471
12 October 2000                                                   3,882

4. On 15 August 2000 the authorised share capital of Corp was increased from L175,000,000 to L300,000,000 by the creation of an additional 2,500,000,000 ordinary shares of 5 pence each.

5.    By a resolution of Corp passed on 26 March 2003 it was resolved that:

      a. for the purpose of giving effect to the Corp Scheme and forthwith and conditionally upon the Court making an order sanctioning the Corp Scheme:

      (i) the Corp Directors be generally and unconditionally authorised, in accordance with section 80 of the Act, to exercise all powers of Corp to allot relevant securities (as defined for the purposes of that section) up to a maximum nominal amount of L69,100,000;

      (ii) the authority referred to in sub-paragraph (i) above shall expire on the day five years after the passing of the resolution;

      (iii) Corp may, before the authority referred to in sub-paragraph (i) above expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires;

      (iv) all previous authorities under section 80 of the Act shall cease to have effect;

      (v) the Corp Directors be given power to allot for cash equity securities (as defined for the purposes of section 89 of the Act) pursuant to the general authority referred to in sub-paragraph (i) above as if section 89(1) of that Act does not apply to any such allotment, but that power, which expires on the day five years after the passing of the resolution, will be limited to:

            (A) the allotment of equity securities pursuant to the terms of the Corp Scheme;

            (B) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Corp Directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the Corp Directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                 APPENDIX 13: CORP SHARE CAPITAL

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            (C) the allotment (otherwise than under sub-paragraphs (A) or (B) above) of equity securities having a nominal amount not exceeding in aggregate L2,500,000;

      (vi) all previous authorities under section 95 of the Act shall cease to have effect; and

      (vii) Corp may, before the power (referred to in sub-paragraph (v)) expires, make an offer or agreement which would or might require equity securities to be allotted after it expires;

      b. forthwith and conditionally upon the allotment of the New Shares pursuant to the Corp Scheme:

      (i) Corp alter its existing memorandum of association by the insertion of a new object giving Corp the power to establish and operate share incentive plans and to establish trusts to operate in conjunction with those plans;

      (ii) Corp adopt the Articles in substitution for the existing articles of association of Corp;

      (iii) the existing 2,866,250,734 shares in Corp held by plc and the additional existing share in Corp held by Marconi Nominees Limited be converted into and re-designated as Non-Voting Deferred Shares, such shares having the rights and being subject to the restrictions described at Appendix 15; and

      c. forthwith and conditionally upon the conversion into and re-designation of the existing shares in Corp as Non-Voting Deferred Shares referred to in (b)(iii) above and the entry in the register of members of Corp of the names of the persons to whom the New Shares to be allotted pursuant to the Corp Scheme have been allotted:

      (i) the share capital of Corp be reduced by the cancellation of all of the 2,866,250,735 Non-Voting Deferred Shares referred to in (b)(iii) above; and

      (ii) the share premium account of Corp (including the share premium account arising on the allotment of the New Shares pursuant to the Corp Scheme) be cancelled.

6. Section 89 of the Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme as defined in section 743 of the Act. Following Listing of the New Shares, Corp will be subject to the continuing obligations of the UKLA with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued, ordinary share capital of Corp which is not the subject of the disapplication referred to in paragraph 5a.(v) above (including shares reserved for issue in connection with the Warrants) or the share options arrangements referred to in paragraph 2 above. The statutory rights of pre-emption have been disapplied as set out in paragraph 5a.(v) above to:

      a. permit the Directors to allot the New Shares and Warrants pursuant to the Corp Scheme;

      b. give the Directors flexibility in relation to pre-emptive offers of Corp shares to ordinary shareholders; and

      c. permit the Directors to allot Corp Shares for cash following the Corp Scheme becoming effective up to a nominal value of 5 per cent. of the issued ordinary share capital of Corp immediately following the Corp Scheme becoming effective.

7.    Save as disclosed above and in part I, Section 2, Part D.10:

      a. no share or loan capital of Corp or any of its subsidiaries has within three years before the date of this document (other than intra-group issues by wholly owned subsidiaries or pursuant to the Schemes) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

      b. no commissions, discounts, brokerages or other special terms have been granted by Corp or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

      c. no share or loan capital of Corp or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

8. The Corp Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 13: CORP SHARE CAPITAL

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       shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where Corp Shares are held in certificated form, share certificates will be sent to the registered members by first class post at the risk of the relevant shareholders.

9. No temporary documents of title have been or will be issued in respect of the New Shares.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 14
              SUMMARY OF CERTAIN PROVISIONS OF THE MEMORANDUM AND
                                ARTICLES OF CORP

MEMORANDUM

The memorandum of association of Corp will be altered conditionally on the allotment of the New Shares pursuant to the Corp Scheme, by the insertion of a new object giving Corp the power to establish and operate share incentive plans and to establish trusts to operate in conjunction with those plans. The Memorandum provides that its objects are, amongst other things, to carry on any business (other than life insurance) which may seem to Corp capable of being conveniently carried on, either in connection with or in addition to any of those referred in the Memorandum. The amended objects of Corp are set out in full in clause 4 of its Memorandum which is available for inspection as described in part I, Section 2, Part D.34.

ARTICLES

In this Appendix "Statutes" means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act.

The Articles of Corp have been adopted conditionally on the allotment of the New Shares pursuant to the Corp Scheme. A summary of certain provisions of the Articles is set out below. For further detail, please refer to the Articles which are available for inspection as described in part 1, Section 2, Part D.34.

a.    RIGHTS ATTACHING TO CORP SHARES

(i)   Dividends

      Subject to the provisions of the Statutes, Corp may by ordinary resolution declare a dividend in accordance with the respective rights of the members, and may fix the time for payment of such dividend provided that no dividend shall exceed the amount recommended by the Corp Board.

      Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

      Subject to the provisions of the Statutes, Corp may pay interim dividends if it appears to the Corp Board that they are justified by the financial position of Corp. Corp may also pay any dividend payable at a fixed rate at intervals settled by the Corp Board whenever the financial position of Corp, in the opinion of the Corp Board, justifies its payment. If the Corp Board acts in good faith, none of the Directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other monies payable by Corp on or in respect of a share shall bear interest against Corp unless otherwise provided by the rights attached to the share. There are no fixed dates on which entitlement to dividends arise.

      The Corp Board may make payment of any interim dividend wholly or partly by the distribution of specific assets and, in particular, including without limitation, of property interests, intellectual property rights or the benefit of contractual or other rights, paid up shares, debentures or debenture stock of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Corp Board may settle the same as it thinks expedient.

      A general meeting declaring a dividend may, on the recommendation of the Corp Board, by ordinary resolution, direct that payment of any dividend may be satisfied in whole or in part by the distribution of specific assets, including without limitation paid up shares or debentures of another body corporate. The Corp Board may make any arrangements it thinks fit to settle any difficulty arising in connection with

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      such distribution. The Corp Board may, if authorised by an ordinary resolution of Corp, offer any holders of shares the right to elect to receive further shares (whether or not of that class) credited as fully paid instead of cash in respect of any dividend or part thereof. The offer shall be on the terms and be made in the manner specified in the Articles.

      All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the Board for the benefit of Corp until claimed. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Corp Board so resolves, be forfeited and shall cease to remain owing by Corp.

      Corp may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the member. Corp must resume sending warrants and cheques if the member claims a dividend or cashes a dividend warrant or cheque.

(ii)  Voting rights

      Subject to the Articles and to any rights or restrictions as to voting for the time being attached to any class of shares, on a show of hands, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised corporate representative, not being himself a member, at a general meeting, shall have one vote and, on a poll, every member present in person or by proxy or (being a corporation) is present by a duly authorised corporate representative shall have one vote for every share of which he is the holder. Save that where a member appoints more than one proxy to attend on the same occasion with respect to different shares, the proxies so appointed shall not be entitled to vote on a show of hands in the case of a special or extraordinary resolution.

      Unless the Corp Board otherwise decides, no member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of Corp, either in person or by proxy, in respect of any share held by him unless all monies presently payable by him in respect of that share have been paid.

(iii) Rights attaching to Corp Shares on a distribution of assets

      On a winding-up of Corp, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of Corp in such manner as he may determine or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with like sanction, determines. No member shall be compelled to accept any assets on which there is a liability.

(iv)  Transfer of Corp Shares

      All transfers of Corp shares held in certificated form may be effected by an instrument of transfer in any usual form or in any other form approved by the Corp Board. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, unless the share is fully paid, or is a forfeited or surrendered share, by or on behalf of the transferee. The Corp Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certified share which is not fully paid up (but, in the case of a class of shares which has been admitted to the Official List, not so as to prevent dealings in the shares from taking place on an open and proper basis) or on which Corp has a lien. Subject to the requirements of the UK Listing Authority, the Corp Board may also refuse to register any instrument of transfer unless:

      (A) it is lodged, duly stamped (if stampable), at the registered office or at such other place as the Corp Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence (if any) as the Corp Board may reasonably require to show the right of the transferor to make the transfer;

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      (B)  it is in respect of only one class of shares; and

      (C)  it is in favour of not more than four transferees as joint holders.

      Corp shall register the transfer of any shares held in uncertificated form in accordance with the Statutes. The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of an uncertificated share where permitted by the Statutes.

      If the Corp Board refuses to register a transfer of a share, it shall give the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with Corp or the operator-instruction was received, as the case may be. The registration of transfers of any shares or any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Corp Board may determine, except that the registration of transfers of any shares or any class of shares which are for the time being participating securities may only be suspended as permitted by the Statutes.

b.    DISCLOSURE OF INTERESTS IN SHARES

      If the holder of or other person appearing to be interested in any share of Corp has been duly given a notice under section 212 of the Act and, in respect of that share, has been in default for a period of fourteen days after such notice has been given in supplying to Corp the information thereby required, then certain restrictions shall apply.

      The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of Corp in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

      The restrictions on transfer shall not prejudice the right of either the member holding the shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

c.    CHANGES IN SHARE CAPITAL

      (i) Subject to the Statutes and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as Corp may by ordinary resolution determine or, subject to and in default of such determination, as the Corp Board shall determine. Subject to the provisions of the Statutes and without prejudice to any rights attached to any existing shares, Corp may issue shares which are, or at the option of Corp or the holder are, liable to be redeemed. Subject to the provisions of the Statutes and the Articles, unissued shares are at the disposal of the Corp Board.

      (ii) Corp may by ordinary resolution: increase the share capital; consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares; subject to the Statutes, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum or the Articles; and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

      (iii) Whenever any members are entitled to fractions of a share as a result of a consolidation and division or sub-division of shares, the Corp Board may deal with the fractions as it thinks fit.

      (iv) Subject to the Statutes and to any relevant rights attached to any class of shares, Corp may by special resolution reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Statutes, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

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d.    VARIATION OF RIGHTS

      (i) If at any time the capital of Corp is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not Corp is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

      (ii) Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with them or by the purchase or redemption by Corp of any of its own shares.

e.    LIEN AND FORFEITURE

      Corp will have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to Corp (whether presently or not) in respect of that share. Subject to the Articles, the Corp Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends declared and other monies payable in respect of the forfeited share which have not been paid before the forfeiture.

f.    CORP DIRECTORS' INTERESTS

      (i) A Corp Director shall not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any person connected to him) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but the prohibition shall not apply and a Corp Director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

            (A) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of Corp or otherwise in or through Corp;

            (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, Corp or any of its subsidiary undertakings or a debt or obligation of Corp or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

            (C) any issue or offer of shares, debentures or other securities of Corp or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

            (D) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Companies Act) representing one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

            (E) any arrangement for the benefit of employees of Corp or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

            (F) the purchase or maintenance of insurance for the benefit of the Corp Directors or for the benefit of persons including the Corp Directors.

      (ii) A Corp Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms) or the termination of his own appointment, as the holder of any office or place of profit with Corp or any other company in which Corp is interested.

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g.    REMUNERATION OF CORP DIRECTORS

      (i) The fees of the Non-Executive Corp Directors for their services (excluding amounts payable under any other provision of the Articles described below) shall not exceed in aggregate L1.5 million per annum or such higher amount as Corp may from time to time by ordinary resolution determine. Subject thereto, each such Non-Executive Corp Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Corp Board. Any Corp Director who is appointed to any executive office shall be entitled to receive such remuneration as the Corp Board may determine.

      (ii) Any Corp Director who does not hold executive office and who serves on any committee of the Corp Board, who by the request of the Corp Board goes or resides abroad for any purpose of Corp or otherwise performs special services which in the opinion of the Corp Board are outside the scope of the ordinary duties of a Non-Executive Corp Director, may (without prejudice to subparagraph (i) above) be paid such extra remuneration by way of salary, commission or otherwise as the Corp Board may determine.

      (iii) The Corp Board may exercise all the powers of Corp to pay, provide or procure the grant of benefits, whether by the payment of gratuities, pensions or by insurance or otherwise, for any past or present Corp Director or employee of Corp or any company which is or was the holding company, subsidiary or associated company, and for any member of his family (including a spouse and a former spouse), or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

      (iv) Without the prior approval by ordinary resolution of the shareholders in general meeting, no bonus arrangement or scheme or any long term incentive scheme for persons who are participants in the Management Plan (other than participants who are eligible to receive commission and/or bonus payments that relate to sales) shall be introduced within the period commencing with the date on which the Articles come into force and ending on the date on which all the tranches of options granted in the initial grant under the Management Plan have either lapsed or become capable of exercise.

      (v) The Corp Directors may be paid by Corp all travelling, hotel and other expenses properly incurred by them in attending meetings of the Corp Board or committees of the Corp Board or general meetings or otherwise in connection with the discharge of their duties.

h.    APPOINTMENT AND RETIREMENT OF CORP DIRECTORS

      (i) Corp Directors may be appointed by Corp by ordinary resolution or by the Corp Board. Unless otherwise determined by ordinary resolution, the number of Corp Directors (other than alternate directors) shall not be less than three nor more than twenty-four in number.

      (ii) At each annual general meeting any Corp Director then in office who has been appointed by the Corp Board since the previous annual general meeting or at the date of the annual general meeting would have held office for more than three years since he was appointed or last re-appointed by Corp in a general meeting shall retire from office but shall be eligible for re-appointment.

      (iii) A Director shall retire at the first annual general meeting following the birthday at which he attains 70 years of age. A Director may be re-appointed after attaining 70 years of age provided that he is appointed by Corp in general meeting, special notice is given of the resolution appointing the Director and the notice states the age of the prospective Director. A Director who is re-appointed after attaining 70 years of age must retire at every annual general meeting thereafter but may be re-appointed in accordance with the procedure set out above.

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i.    BORROWING POWERS

      (i) The Corp Board may exercise all the powers of Corp to borrow money, to guarantee, to indemnify, to mortgage or charge all or any part of its undertaking, property, assets (both present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Corp or of any third party.

      (ii) The Corp Board shall restrict the borrowings of Corp and exercise all voting and other rights or powers of control exercisable by Corp in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash at the bank and in hand will not, without the previous authority of Corp in general meeting exceed the higher of an amount equal to two times adjusted capital and reserves (as defined in the Articles) or L1.5 billion (or any higher limit fixed by ordinary resolution of Corp which is applicable at the relevant time).

      (iii) The limits set out in sub-paragraphs (i) and (iii) immediately above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days and this provision overrides all other provisions of the relevant article.

j.    INDEMNITY OF OFFICERS

      Subject to the Statutes but without prejudice to any indemnity to which a Corp Director may otherwise be entitled, every Corp Director or other officer (excluding an auditor) shall be indemnified out of the assets of Corp against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the Court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Corp.

k.    UNTRACED SHAREHOLDERS

      Corp shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

      (i) during a period of twelve years prior to the date of advertising its intention to sell such shares at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

      (ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above Corp inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

      (iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above Corp receives no indication of the whereabouts or existence of the member or other person; and

      (iv) if the shares are listed on the London Stock Exchange's market for listed securities, Corp gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements referred to in sub-paragraph (ii) above.

      The net proceeds of such sale shall belong to Corp, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of Corp.

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l.    NOTICES TO MEMBERS

      Except where otherwise expressly provided within the Articles, any notice to be given to or by any person under the Articles shall be in writing or, to the extent permitted by the Statutes and subject to the Articles, contained in an electronic communication. The Corp Board may from time to time specify the form and manner in which a notice may be given to the members by electronic means and a notice may be given to the members by electronic means only if it is given in accordance with the requirements specified by the Corp Board.

      A notice in writing, document or other communication may be given or served by Corp to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address. A member whose registered address is not within the United Kingdom shall be entitled to have notices given to him at that address if, at the time of giving that notice, he is the registered holder of one per cent. or more of the issued share capital of Corp. Any other member whose registered address is not within the United Kingdom and who gives Corp an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from Corp.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 15
      RIGHTS AND RESTRICTIONS ATTACHING TO THE NON-VOTING DEFERRED SHARES

A Non-Voting Deferred Share:

      a. does not entitle its holder to receive any dividend or other distribution;

      b. does not entitle its holder to receive notice of or to attend or vote at any general meeting of Corp;

      c. entitles its holder on a return of capital on a winding-up (but not otherwise) only to repayment of the amounts paid up on that share after payment in respect of each ordinary share of the capital paid up on it and the further payment of L10,000,000 on each ordinary share; and

      d. does not entitle its holder to any further participation in the capital of Corp.

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                                  APPENDIX 16
                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

This Appendix sets out a summary of the material terms of the ADRs. For information with respect to the issuance of ADRs pursuant to the Schemes, the listing of the ADRs on NASDAQ and trading of ADRs in the secondary market, please see part I, Section 2, Parts C.2 and D.15.

The Bank of New York, as depositary (the "ADR Depositary"), will issue the ADRs. Each ADR represents an ownership interest in 10 Corp Shares, or evidences the right to receive 10 Corp Shares. Corp will deposit the Corp Shares (or the right to receive such shares) with the custodian, the principal London office of The Bank of New York (together with any successor or successors thereto, the "Custodian"), currently located at 1 Canada Square, Canary Wharf, London E14 5AL, England. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust office is located at 101 Barclay Street, New York, NY 10286. The Bank of New York's principal executive office is located at One Wall Street, New York, NY 10286.

ADRs may be held either directly or indirectly through a broker or other financial institution. The discussion below assumes the ADRs are held directly, in which case the direct holder is referred to as the "ADR holder". Only persons in whose names ADRs are registered on the books of the ADR Depositary will be treated by the ADR Depositary and Corp as ADR holders. If the ADRs are held indirectly, then the procedures of the broker or other financial institution must be relied on to assert the rights of ADR holders described in the discussion below. Holders should consult with their broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the Corp Shares, direct and indirect holders of ADRs must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York will be set out in a Deposit Agreement among Corp, The Bank of New York, as depositary, ADR holders, and the owners of beneficial interests in the ADRs (the "Deposit Agreement"). The agreement and the ADRs are generally governed by New York law.

The following is a summary of the Deposit Agreement (including all exhibits thereto). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement and the ADR are available for inspection at the principal London office of The Bank of New York, currently located at 1 Canada Square, Canary Wharf, London E14 5AL, England and at The Bank of New York's Corporate Trust office, currently located at 101 Barclay Street, New York, NY 10286. Terms used herein and not otherwise defined shall have the meanings set forth in the Deposit Agreement.

IMPORTANT NOTICE REGARDING RESPONSIBILITY FOR FEES AND TAXES

PERSONS ELECTING TO RECEIVE ADRS PURSUANT TO THE SCHEMES

Scheme Creditors and Designated Recipients who receive New Shares in the form of ADRs pursuant to the Schemes at any time will not be responsible for any fees or expenses of The Bank of New York, or any UK stamp duty or SDRT, in respect of the initial issuance of such ADRs. The Bank of New York has agreed to waive its fees and expenses in this connection, and any such UK stamp duty or SDRT will be met by Corp.

Such persons will, however, be responsible for any other taxes or charges arising in connection with such initial issuance of ADRs, as well as any fees, expenses, taxes or charges arising in connection with any subsequent transaction involving ADRs (except to the extent described below under "General fee holiday").

PERSONS ELECTING TO RECEIVE NEW SHARES PURSUANT TO THE SCHEMES

Subject to compliance with the procedures referred to below, Scheme Creditors and Designated Recipients who receive New Shares pursuant to the Schemes will not be responsible for any fees or expenses of The Bank of New York in respect of the initial issuance of ADRs upon deposit of those New Shares (or an equivalent number of Corp Shares) in exchange for ADRs, if such deposit is effected prior to the earlier of (x) the date falling two months after the effectiveness of the NASDAQ listing of the ADRs and (y) 30 September 2003. The Bank of New York has agreed to waive its fees and expenses in this connection.

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In addition, subject to compliance with the procedures referred to below, Scheme Creditors and Designated Recipients who receive New Shares pursuant to the Schemes will not be responsible for any UK stamp duty or SDRT arising in connection with the initial issuance of ADRs upon deposit of those New Shares (or an equivalent number of Corp Shares) in exchange for ADRs, if such deposit is effected prior to the date falling two month after the effectiveness of the NASDAQ listing of the ADRs. Any such UK stamp duty or SDRT will be met by Corp.

To qualify for the treatment described above, Scheme Creditors and Designated Recipients must comply with certain procedures, including providing such certifications or other evidence as Corp and The Bank of New York may reasonably require in order to permit verification of the number of New Shares obtained by the depositor pursuant to the Schemes. For information with respect to the relevant procedures, Scheme Creditors and Designated Recipients should contact The Bank of New York's office in London on (attention Mr Peter Ridgwell), telephone +44 207 964 6168, facsimile +44 207 964 6043.

Except insofar as these arrangements apply, Scheme Creditors and Designated Recipients will be responsible for all taxes or charges arising in connection with the initial issuance of ADRs as described above, as well as any fees, expenses, taxes or charges arising in connection with any subsequent issuance of or other transaction involving ADRs (except to the extent described below under "General fee holiday").

GENERAL FEE HOLIDAY

The Bank of New York has agreed to waive any payment in respect of its fees and expenses that would otherwise be required under the Deposit Agreement in connection with any deposit of Corp Shares in exchange for ADRs that is effected prior to the date falling two months after the Effective Date of the Corp Scheme. This "fee holiday" will be implemented without regard to the special arrangements for Scheme Creditors and Designated Recipients described above. Persons depositing Corp Shares during this period (other than Scheme Creditors and Designated Recipients, to the extent described above) will, however, be responsible for any taxes or other charges (including UK stamp duty or SDRT) arising in connection with the issuance of ADRs.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

The Bank of New York has agreed to pay to the ADR holders the cash dividends or other distributions it or the Custodian receives on shares or other deposited securities after deducting its fees and expenses. Each ADR holder will receive these distributions in proportion to the number of shares its ADRs represent.

CASH

The Bank of New York will convert any cash dividend or other cash distribution Corp pays on the Corp shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the US. If that is not possible or if any approval from the UK government is needed and cannot be obtained, the agreement allows The Bank of New York, following consultation with Corp, to distribute the sterling only to those ADR holders to whom it is possible to do so. It will hold the sterling it cannot convert for the account of the ADR holders who have not been paid. It will not invest the sterling and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid under English law will be deducted. For a further description of tax considerations, refer to Appendix 17. The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the UK's currency, some or all of the value of the distribution may be lost.

SHARES

The Bank of New York may, and shall if Corp requests distribute new ADRs representing any Corp Shares Corp may distribute as a dividend or free distribution, if Corp furnishes it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to deliver a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of

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New York does not distribute additional ADRs, each ADR will also represent the proportional number of new Corp Shares.

RIGHTS TO RECEIVE ADDITIONAL SHARES

If Corp offers holders of Corp Shares any rights to subscribe for additional shares or any other rights, The Bank of New York, after consultation with Corp, will have discretion as to the procedure to be followed in making these rights available to the ADR holder or in disposing of such rights for the benefit of any ADR holders and making the net proceeds available to such ADR holders. However, if by the terms of such rights offering or by reason of applicable law, The Bank of New York may not either make such rights available to any ADR holders or dispose of such rights and make net proceeds available to such ADR holders, then The Bank of New York shall allow the rights to lapse. In that case, the ADR holder will receive no value for them.

In circumstances in which rights would not otherwise be distributed, if any ADR holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADRs of such holder, The Bank of New York will make such rights available to such ADR holder as promptly as practicable upon written notice from Corp to The Bank of New York that (i) Corp has elected in its sole discretion to permit such rights to be exercised and (ii) such holder has executed such documents as Corp has determined in its sole discretion are reasonably required under applicable law.

If The Bank of New York makes rights available to the ADR holder, upon instruction from such ADR holder, it will exercise the rights and purchase the shares on the ADR holder's behalf. The Bank of New York will then deposit the shares and issue ADRs to the ADR holder. It will only exercise rights if the ADR holder pays to The Bank of New York the exercise price and any other charges the rights require to be paid, as well as The Bank of New York's fees.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, an ADR holder may not be able to trade the ADRs freely in the US. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement, except for the changes needed to put the restrictions in place.

OTHER DISTRIBUTIONS

The Bank of New York will send to the ADR holder anything else Corp distributes in respect of deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. Following consultation with Corp, it may decide to sell what Corp distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what Corp distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. Corp has no obligation to register ADRs, shares, rights or other securities under the Securities Act. Corp also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that the ADR holder may not receive the distribution Corp makes on its shares or any value for them if it is illegal or impractical for Corp to make them available to the ADR holder.

DEPOSIT, WITHDRAWAL AND CANCELLATION

The Bank of New York will issue ADRs if the ADR holder or its broker deposits shares or evidence of rights to receive shares with the Custodian. Subject to the special arrangements relating to the Restructuring described above under "Important notice regarding responsibility for fees and taxes," upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names requested by the ADR holder and will deliver the ADRs at its Corporate Trust office to the persons requested by the ADR holder.

The ADR holder may turn in its ADRs at The Bank of New York's Corporate Trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of

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New York will deliver the underlying Corp Shares to an account designated by the ADR holder and any other deposited securities underlying the ADR at the office of the custodian. Or, at the ADR holder's request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust office.

RECORD DATES

The ADR Depositary will, after consultation with Corp if practicable, fix a record date (which will be as near as practicable to any corresponding record date set by Corp) for the determination of the ADR holders who will be entitled to receive any distribution on or in respect of the deposited Corp Shares or the net proceeds thereof, to give instructions for the exercise of any voting rights in respect of those Corp Shares, to receive any notice or to act in respect of other matters and only such ADR holders at the close of business on such record date will be so entitled.

VOTING RIGHTS

The ADR holder may instruct The Bank of New York to vote the Corp Shares underlying the ADRs unless Corp requests otherwise. If Corp makes such a request, an ADR holder will not be able to exercise its right to vote unless it withdraws the Corp Shares underlying its ADRs. There can be no assurance that the ADR holder will receive notice of the meeting enough in advance to withdraw its shares.

Unless instructed otherwise by Corp, The Bank of New York will notify the ADR holders of the upcoming vote and arrange to deliver Corp's voting materials to the ADR holders. The materials will describe the matters to be voted on and explain how each ADR holder, on a certain date, may instruct The Bank of New York to vote the Corp Shares or other deposited securities. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of Corp's Memorandum and Articles, to vote or to have its agents vote the Corp Shares or other deposited securities as the ADR holder instructs. The Bank of New York will only vote or attempt to vote as the ADR holder instructs. However, if The Bank of New York does not receive the ADR holder's voting instructions, it will give a proxy to vote their Corp Shares to Corp's designated representative. A proxy will not be given with respect to any matter as to which Corp informs The Bank of New York in writing that Corp does not wish such proxy to be given.

Corp cannot assure that the ADR holder will receive the voting materials in time to ensure that it can instruct The Bank of New York to vote their Corp Shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that the ADR holder may not be able to exercise their right to vote and there may be nothing the ADR holder can do if the shares are not voted as requested.

DISCLOSURE OF INTERESTS

The ADR holder is deemed in the agreement to have agreed to provide any information Corp may request in a disclosure notice given pursuant to the Act and Corp's Memorandum and Articles. If the ADR holder does not provide the information requested in a disclosure notice and the ADR holder is (or appears to be) an interested person under the Act and its Memorandum and Articles, Corp may impose sanctions. These sanctions currently could include:

a.    the withdrawal of the ADR holder's voting rights under the Corp Shares;

b.    the withholding of dividends and other capital payments on the Corp
      Shares; and

c.    the restriction of the ADR holder's right to transfer their Corp Shares.

The ADR holder must also notify Corp as required by the Act if it becomes interested in 3 per cent. or more of the Corp Shares, or if the ADR holder becomes aware that any person or persons that it is holding ADRs for becomes so interested, or if subsequent changes in the ADR holder's or their interest with respect to the Corp Shares occur. The ADR holder must notify Corp within two UK business days after becoming interested or aware that another person is interested in 3 per cent. or more of the Corp Shares. After that time, the ADR holder must

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notify Corp of any change of at least 1 per cent. of Corp Shares. If the ADR holder fails to do so, Corp may impose sanctions against the ADR holder similar to those described above.

FEES AND EXPENSES

Subject to the special arrangements relating to the Restructuring described above under "Important notice regarding responsibility for fees and taxes":

ADR holders must pay:                              For:
---------------------                              ----
US$5.00 (or less) per 100 ADRs                     Each issue of an ADR, including as a result
                                                   of a distribution of shares or rights or
                                                   other property
                                                   Each cancellation of an ADR, including if
                                                   the Deposit Agreement terminates
US$0.02 (or less) per ADR                          Any cash payment, except for distributions
                                                   of cash dividends
Registration or transfer fees                      Registration and transfer of shares on the
                                                   share register of Corp's registrar,
                                                   Computershare Services, from the holder's
                                                   name to the name of The Bank of New York or
                                                   its agent when shares are deposited or
                                                   withdrawn
Expenses of The Bank of New York                   Conversion of sterling to US dollars and
                                                   cable, telex and facsimile transmission
                                                   expenses
Taxes and other governmental charges The           As necessary
Bank of New York or the Custodian have to
pay on any ADR or share underlying an ADR,
for example, stock transfer taxes, stamp
duty or withholding taxes

PAYMENT OF TAXES

Subject to the special arrangements relating to the Restructuring described above under "Important notice regarding responsibility for fees and taxes," the ADR holder will be responsible for any taxes or other governmental charges payable on its ADRs or on the deposited securities underlying its ADRs. The Bank of New York may refuse to transfer an ADR holder's ADRs or allow it to withdraw the deposited securities underlying its ADRs until such taxes or other charges are paid. It may apply payments owed to the ADR holder or sell deposited securities underlying the ADRs to pay any taxes owed and the ADR holder will remain liable for any deficiency. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to you any property, remaining after it has paid the taxes.

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RECLASSIFICATIONS, RECAPITALISATIONS AND MERGERS

If Corp does any of the following:                 Then:
----------------------------------                 -----
Change the nominal or par value of the Corp        The cash, shares or other securities
Shares                                             received by The Bank of New York will become
                                                   deposited securities. Each ADR will
Reclassify, split-up or consolidate any of         automatically represent its equal share of
the deposited securities                           the new deposited securities.

Distribute securities on the shares that are       The Bank of New York may, and will if Corp
not distributed to holders                         asks it to, distribute some or all of the
                                                   cash, shares or other securities it
Recapitalise, reorganise, merge, liquidate,        received. It may also issue new ADRs or ask
sell all or substantially all of Corp's            holders to surrender their outstanding ADRs
assets, or take any similar action                 in exchange for new ADRs, identifying the
                                                   new deposited securities.

REPORTS AND OTHER COMMUNICATIONS

The ADR Depositary has undertaken to make available at its Corporate Trust offices in the US, for inspection by Corp and the ADR holders, the Deposit Agreement and any reports, notices and written communications received from Corp which are made generally available to the holders of such deposited Corp shares by Corp. The ADR Depositary has agreed to mail copies of such reports, notices and communications (or English translations or summaries thereof) to ADR holders when furnished by Corp.

Corp has agreed to transmit to the ADR Depositary, on or before the first date on which Corp makes any communication available to holders of Corp Shares, a copy (in English or with an English translation or summary) of any communications it makes generally available (by publication or otherwise) to holders of Corp shares. Corp has delivered to the ADR Depositary and the Custodian a copy of its Memorandum and Articles and all other provisions adopted by it or governing Corp Shares and any other deposited securities issued by Corp or any Affiliate of Corp and, promptly upon any change thereto, Corp will deliver a copy of such provisions as so changed. All copies will be in English or accompanied by English translations. Corp has agreed that the ADR Depositary and its agents may rely upon Corp's delivery of all such communications, information and provisions for all purposes of the Deposit Agreement.

AMENDMENT AND TERMINATION

Corp may agree with The Bank of New York to amend the Deposit Agreement and the ADRs without the ADR holders' consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies the ADR holders of the amendment. At the time an amendment becomes effective, the ADR holder is considered, by continuing to hold its ADRs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement is amended.

The Bank of New York will terminate the Deposit Agreement if Corp asks it to do so. The Bank of New York may also terminate the Deposit Agreement if The Bank of New York has told Corp that it would like to resign and Corp has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify the ADR holders at least 30 days before termination.

No amendment will impair the right of ADR holders to surrender their ADRs and receive the underlying shares unless such an impairment is necessary in order to comply with mandatory provisions of applicable law.

After termination, The Bank of New York and its agents will be required to only collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs.

At any time after one year from the date of termination, The Bank of New York may sell property and rights and convert deposited securities into cash by public or private sale. After that, The Bank of New York will hold the

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proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination Corp's only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

The Deposit Agreement expressly limits Corp's obligations and the obligations of The Bank of New York, and it limits Corp's liability and the liability of The Bank of New York. Corp and The Bank of New York:

a. are only obligated to take the actions specifically set forth in the agreement without negligence, wilful misconduct or bad faith;

b. are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

c. are not liable if either exercises discretion permitted under the agreement;

d. have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

e. may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, Corp and The Bank of New York agree to indemnify each other under certain circumstances.

REQUIREMENTS FOR ADR DEPOSITARY ACTIONS

Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, The Bank of New York may require:

a. payment of stock transfer or other taxes or other governmental charges and transfer, registration or conversion fees charged by third parties for the transfer of any shares or other deposited securities as well as The Bank of New York's fees;

b. production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

c. compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York or Corp's transfer books are closed, or at any time if The Bank of New York or Corp think it advisable to do so.

ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

a.     when temporary delays arise because:

       (i) The Bank of New York or Corp has closed its or Corp's transfer books;

       (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or

       (iii) Corp is paying a dividend on the shares;

b. when ADR holders seeking to withdraw shares owe money to pay fees taxes and similar charges; or

c. when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

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PRE-RELEASE OF ADRS

Unless requested by Corp to cease doing so, in certain circumstances, subject to the provisions of the Deposit Agreement and any limitations established by The Bank of New York, The Bank of New York may issue ADRs before deposit of the underlying Corp Shares. This is called a pre-release of the ADR. The Bank of New York may also deliver Corp Shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Corp Shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of Corp Shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

a. before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that the person or its customer

       (i)     owns the Corp Shares or ADRs to be deposited;

       (ii) assigns all beneficial rights, title and interest in the Corp Shares or ADRs to The Bank of New York for the benefit of the transferee; and

       (iii) will not take any action relating to the Corp Shares or ADRs that is inconsistent with the transfer of beneficial ownership;

b. the pre-release must be fully collateralised (such collateral marked to market daily) with cash, US government securities or other collateral that The Bank of New York determines, in good faith, will provide substantially similar liquidity and security; and

c. The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release (this number will not normally exceed 20 per cent. of the shares deposited under the agreement), although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

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                                  APPENDIX 17
                                      TAX

This Appendix describes certain UK and US tax consequences for Scheme Creditors and Bondholders of implementation of the Schemes and of holding the Scheme Consideration. Discussion of the UK tax consequences can be found in Part A of this Appendix, and discussion of the US tax consequences in Part B. It will be noted that there are significant differences between the tax consequences for Scheme Creditors and Bondholders in the UK and the US, which result from the differences in the underlying tax systems. The discussion of the tax consequences in the UK and US does not purport to be comprehensive, and the tax consequences of the proposals in other jurisdictions are not discussed. Scheme Creditors and Bondholders considering the Restructuring are therefore encouraged to consult their own tax advisers concerning the tax consequences of the proposals for them in the light of their particular circumstances.

PART A -- UK TAXATION

The following summary describes certain UK tax consequences for Scheme Creditors and Bondholders of the implementation of the Schemes and of ownership of the New Shares and the New Notes, but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who hold the Scheme Claims, New Shares and New Notes as investments and who are the absolute beneficial owners of Scheme Claims, New Shares and New Notes. The statements may not apply to special situations, such as those of dealers in securities or persons connected with Corp or plc. Furthermore, the discussion below is generally based upon the provisions of UK tax law and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below.

Scheme Creditors or Bondholders considering the Restructuring should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant jurisdiction. No representations are made with respect to the tax consequences to any particular holder of Scheme Claims, New Shares or New Notes. Specifically, the comments below do not address the tax consequences in a jurisdiction other than the UK of the Restructuring or of any subsequent holding or disposal of New Shares or New Notes. Holders of Scheme Claims, New Shares or New Notes in a jurisdiction other than the UK are strongly urged to consult their professional advisers to determine their own tax position.

TAX EFFECTS OF IMPLEMENTATION OF THE SCHEMES

The following description assumes that the Schemes are both implemented in accordance with the Restructuring proposals but does not deal with all possible eventualities. The tax consequences of implementation of the Schemes for Scheme Creditors are not in all cases clear cut. Tax consequences for a Scheme Creditor will depend on the nature of the Scheme Creditor's Scheme Claim. The Inland Revenue has confirmed that Bondholders that are within the charge to taxation of chargeable gains will be taxed as described below. Scheme Creditors whose claims are not described in this section, or who are in any doubt about their tax position, are encouraged to consult their own tax advisers.

CLAIMS IN THE CORP SCHEME

The tax consequences for Corp Scheme Creditors and Bondholders receiving a distribution in the Corp Scheme may depend on whether the distribution is part of the Initial Distribution or part of any further distribution under the Scheme.

Tax Treatment on Effective Date

Scheme Creditors or Bondholders within the Charge to Corporation Tax

a. A Scheme Creditor whose Scheme Claim represents a loan relationship and who holds the Scheme Claim as an investment or a Bondholder holding the Bonds as investments and within the charge to corporation tax will not realise a chargeable gain for the purposes of UK taxation of chargeable gains on the cancellation of the Scheme Claim or Bonds. It will, however, be charged to tax on all returns, profits or

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       gains and fluctuations in value of the Scheme Claim or Bonds, including those deriving from receipt of Scheme Consideration (and whether attributable to currency fluctuations or otherwise), broadly in accordance with its authorised accounting treatment.

b.     Bondholders within the Charge to Capital Gains Tax

       A Bondholder holding the Bonds as investments and within the charge to capital gains tax will be treated for tax purposes as receiving cash, New Notes, New Shares and a right to a further distribution under the Scheme, should one be made (a "Further Distribution Right").

       To the extent that a Bondholder receives New Notes and New Shares, this will be treated as a "conversion of securities" and, therefore, will not be treated as a disposal of the Bondholder's Bonds. However, to the extent that a Bondholder receives cash or a Further Distribution Right, this will be treated as a part disposal of the Bondholder's Bonds on the Effective Date of the Corp Scheme. Accordingly, it will be necessary for a Bondholder to apportion his base cost between the New Notes and New Shares on the one hand and the cash and the Further Distribution Right on the other. This apportionment should be done in the ratio of the market value on the Effective Date of the New Notes and New Shares to the market value on the Effective Date of the Further Distribution Right and the amount of the cash. (This is subject to any apportionment the Bondholder makes between the Corp and plc Schemes -- see further below.) On receipt of the cash and the Further Distribution Right, a Bondholder may realise an allowable loss or a chargeable gain. The Bondholder's New Notes and New Shares will be treated as if they were acquired at the same time as the original Bonds and for the apportioned base costs.

c.     Scheme Creditors within the Charge to Capital Gains Tax

       A Scheme Creditor holding a debt as an investment which is not a qualifying corporate bond for the purposes of capital gains tax and which is within the charge to capital gains tax will be treated for tax purposes as set out above under Bondholders within the charge to Capital Gains Tax.

d.     Scheme Creditors with Scheme Claims which are Debts

       A Scheme Creditor whose Scheme Claim is in respect of a debt owed by Corp (which is not a trade debt) and whose position is not dealt with in the preceding paragraphs will realise neither a chargeable gain nor an allowable loss. The cash should be treated as satisfying the equivalent amount of the Scheme Creditor's claim. The Scheme Creditor will be treated as acquiring the New Notes, the New Shares and the Further Distribution Right for their market value on the Effective Date. In the case of a Scheme Creditor which is an original creditor against Corp (i.e. which is not a Scheme Creditor as a result of the assignment to it of the Scheme Claim or the underlying debt), any chargeable gain which might otherwise be realised on a subsequent disposal of the New Notes and/or New Shares will be reduced so as not to exceed the chargeable gain (if any) which would accrue if the Scheme Creditor had acquired the New Notes and/or New Shares for the full amount of its Scheme Claim (less any amount satisfied by cash or attributable to the Further Distribution Right).

e.     Scheme Creditors with Scheme Claims which are another form of Capital
       Asset

       A Scheme Creditor with a Scheme Claim which is another form of capital asset (such as a right to an indemnity) will be treated as disposing of that Scheme Claim on the Effective Date of the Corp Scheme in return for cash, New Notes, New Shares and the Further Distribution Right for the purposes of taxation on chargeable gains. The New Notes, New Shares and the Further Distribution Right will be treated as acquired at their market value on the Effective Date. Accordingly, a chargeable gain or an allowable loss may arise.

f.     Tax Treatment of Further Distributions

       A Scheme Creditor or Bondholder within the charge to corporation tax should bring any further distributions made under the Corp Scheme into account in accordance with its authorised accounting treatment.

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     For Scheme Creditors or Bondholders within the charge to capital gains tax, receipt of a further distribution under the Scheme will be treated as the disposal of the Further Distribution Right in consideration for the value of the assets received on the further distribution. Accordingly, a chargeable gain or an allowable loss may arise.

Claiming an Allowable Loss

A Scheme Creditor or Bondholder who realises a loss for the purposes of taxation on chargeable gains must give notice to an officer of the Board of the Inland Revenue quantifying the amount of that loss before it will be an allowable loss. The notice must be given within 5 years of 31 January following the year of assessment in which the Effective Date falls.

FURTHER TAX ISSUES AFFECTING SCHEME CREDITORS AND BONDHOLDERS

It is expected that the arrangements under which Scheme Consideration is held for the Scheme Creditors by the Escrow Trustee will constitute a bare trust (such bare trust being subject to an obligation on the Escrow Trustee -- as directed by the Supervisors on behalf of the Scheme Creditors -- to make distributions in accordance with the Schemes). This has the following potential consequences for Scheme Creditors:

      a. To the extent that the distributions made by the Escrow Trustee in accordance with the Schemes do not match exactly the beneficial entitlements of Scheme Creditors under the bare trust, the strict technical position may be that some Scheme Creditors have made disposals of their entitlements to other Scheme Creditors. However, these disposals are for no consideration, and the Scheme Creditor receiving the entitlement would acquire it at nil base cost. Accordingly, it is not expected that this technical analysis should affect the tax treatment outlined above.

      b. Where income (in the form of interest on the New Notes, or on any cash balances held by the Escrow Trustee) accrues on the Scheme Consideration held by the Escrow Trustee, this is strictly the income of the Scheme Creditor with the beneficial entitlement to it under the bare trust, and may be taxable when it arises or accrues, rather than when it is received. Taking a strict technical position, this could result in a Scheme Creditor or Bondholder being taxed on income he has not received. However, the Inland Revenue has agreed that, if it is satisfied that the Scheme Consideration is held on bare trust as outlined above, the Escrow Trustee should deduct tax at the basic rate (currently 22 per cent.) from any such income which arises on the Scheme Consideration before paying the remainder as part of a distribution. Scheme Creditors and Bondholders will receive a certificate showing the amount of tax deducted, and may be liable to pay additional amounts of tax or able to reclaim the tax already paid, depending on their circumstances.

CLAIMS IN THE PLC SCHEME

The tax consequences for plc Scheme Creditors should be the same as for Corp Scheme Creditors, subject to the following qualification in respect of the claims of Bondholders.

The claims of Bondholders under the plc Scheme are in respect of the guarantees given by plc of Corp's obligations under the Bonds. Accordingly, there will not be a conversion of securities for Bondholders under the plc Scheme. Rather, Bondholders within the charge to capital gains tax may realise a chargeable gain in respect of the Scheme Consideration received in the plc Scheme. A Bondholder may, however, make an election to attribute some of the base cost in its Bonds to the Scheme Claim against plc. This would have the effect of reducing the amount of any chargeable gain realised (and could result in an allowable loss) on the receipt of the Scheme Consideration in the plc Scheme. The proportion of the Bondholder's base cost in its Bonds which may be attributed to the claim in the plc Scheme is A/(A + B), where A is the market value on the Effective Date of the assets received in the plc Scheme and B is the market value on the Effective Date of the assets received in the Corp Scheme.

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TAXATION OF THE NEW NOTES

INTEREST ON THE NEW NOTES

The interest on the New Notes should be treated as interest for the purposes of both income tax and corporation tax.

Payment of Interest on the New Notes

Interest on the New Notes will be payable without withholding or deduction on account of UK tax provided that the New Notes are, and remain, listed on a "recognised stock exchange", as defined in section 841 of ICTA 1988. The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UKLA and admitted to trading on the London Stock Exchange.

Interest on the New Notes may also be paid without withholding or deduction on account of UK tax where interest on the New Notes is paid to a person who belongs in the UK and, at the time the payment is made, Corp reasonably believes that either:

a. the person beneficially entitled to the interest payment is within the charge to UK corporation tax as regards the payment of interest; or

b. the payment is made to (or, in the case of section 349B(6) of ICTA 1988, the person beneficially entitled to the interest payment is) one of the classes of exempt bodies or persons set out in section 349B(3) to (6) of ICTA 1988, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that none of the conditions specified in section 349B of ICTA 1988 will be satisfied in respect of such payment of interest at the time the payment is made) that the exception is not to apply in relation to such a payment.

In all other cases, an amount will be withheld from payments of interest on the New Notes on account of UK income tax, generally at the lower rate (currently 20 per cent.), and subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Holders of New Notes who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to or receives interest for the benefit of an individual (whether or not the interest has been subject to deduction at source and whether or not the holder is resident in the UK for UK tax purposes). Information so obtained may, in certain circumstances, be passed on by the Inland Revenue to the tax authorities of other jurisdictions.

Proposed EU Savings Directive

On 21 January 2003 the European Council of Economics and Finance Ministers ("ECOFIN") provisionally agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period only, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being related to the conclusion of certain other agreements relating to information exchange with certain other countries). The proposed directive may be subject to further amendment and/or clarification.

Further UK Income Tax Issues

Interest on the New Notes constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a holder of New Notes (other than certain trustees) who is not resident for

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tax purposes in the UK in most cases unless that holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the New Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such holders.

Where the New Notes are to be, or may fall to be, redeemed at a premium or where a payment is made in respect of interest which would have accrued prior to the Issue Date, and that payment is treated as a premium, then any such element of premium may constitute a payment of interest, subject to UK taxation and reporting requirements as outlined above. Where additional New Notes are issued in lieu of payment of interest in cash, this will be treated for UK tax purposes as if it were the payment of an amount of that interest equal to the value of the additional New Notes at the time of their issue which value may not be equal to the par value of such New Notes and may therefore be different from the amount of cash interest payable.

UK CORPORATION TAX PAYERS

In general holders of New Notes which are within the charge to UK corporation tax in respect of those Notes (other than authorised unit trusts and open-ended investment companies) will be treated for tax purposes as realising profits or losses in respect of the New Notes on a basis which is broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such profits and losses will be taken into account in computing taxable income for corporation tax purposes. With effect from the beginning of their first accounting period commencing on or after 1 October 2002, holders of New Notes that are authorised unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the New Notes as other holders that are within the charge to UK corporation tax, other than (in each case) with respect to profits and losses of a capital nature in respect of the New Notes.

OTHER UK TAX PAYERS

Taxation of Capital Gains

A disposal of the New Notes by an individual holder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the New Notes are attributable, may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Accrued Income Scheme

A holder disposing of New Notes will be chargeable to tax on income, under the rules of the accrued income scheme as set out in Chapter II of Part XVII of ICTA 1988, on any interest which has accrued since the last interest payment date on, and, to the extent it is treated as interest, any premium on redemption of the New Notes, on a just and reasonable basis, if that holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the New Notes are attributable.

TAXATION OF THE NEW SHARES

DIVIDENDS

Under current UK tax law, Corp will not be required to withhold tax at source from dividend payments it makes.

UK Corporation Tax Payers

A shareholder which is within the charge to UK corporation tax will not normally be subject to corporation tax on any dividend received from Corp. Such a shareholder will not be able to claim repayment of the tax credit attaching to any dividend.

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Other UK Tax Payers -- Individuals

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from Corp will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent. of the "gross dividend" (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is not liable to income tax at a rate in excess of the basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of the set-off of the tax credit is that such a shareholder will have to account for additional tax equal to 25 per cent. of the cash dividend received.

Pension Funds

UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by Corp.

Non-residents

A shareholder who is resident outside the UK will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by Corp, subject to the provisions of any double tax treaty between the UK and his country of residence. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to reclaim any part of the tax credit, the procedure for doing so and what relief or credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit.

TAXATION OF CAPITAL GAINS

A disposal of the New Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency or, for accounting periods beginning on or after 1 January 2003, a permanent establishment and has used, held or acquired the New Shares for the purposes of such trade, profession or vocation or such branch or agency, or, as the case may be, permanent establishment may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

A shareholder who is an individual normally resident or ordinarily resident in the UK and who has, on or after 17 March 1998, become neither resident nor ordinarily resident in the UK for tax purposes for a period of less than five years of assessment and who disposes of the New Shares during that period may also be liable on his return to the UK to tax on any capital gain realised (subject to any available exemption or relief). There are special rules for individuals who leave the UK part way through a year of assessment.

Persons who are not resident or ordinarily resident in the UK for tax purposes will not be within the charge to UK tax on capital gains on the disposal of the New Shares unless they carry on a trade, profession or vocation in the UK through a branch or agency as described above.

For individuals, taper relief may apply in relation to periods after 5 April 1998 so that the effective rate of capital gains tax on any gain on a disposal by an individual of the New Shares will be reduced the longer the New Shares are held, up to a maximum of, generally, 10 years.

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STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

There will be no charge to UK stamp duty or SDRT in respect of cancellation of the Bonds.

ISSUE AND TRANSFER OF THE NEW NOTES

No stamp duty or SDRT should be payable on the issue or transfer by delivery of the New Notes.

No stamp duty or SDRT should be payable by a Scheme Creditor or a Bondholder in respect of the arrangements for the distribution of New Notes under the Schemes.

The transfer or sale of New Notes in definitive registered form will be liable to ad valorem stamp duty at the rate of 0.5 per cent. of the consideration paid, or the agreement to make that transfer will be liable to SDRT at the rate of 0.5 per cent of the consideration paid. The purchaser of the New Notes will generally pay the stamp duty or, as the case may be, SDRT.

ISSUE OF NEW SHARES UNDER THE SCHEMES

In relation to the New Shares being issued by Corp and subject to the comments below, no liability to stamp duty or SDRT will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by Corp. The New Shares are being issued into CREST. Where a Scheme Creditor or Bondholder is entitled to receive New Shares under the Schemes, there will be no charge to stamp duty or SDRT on the transfer of New Shares to the CREST account of that Scheme Creditor or Bondholder, or to the CREST account of a person holding the New Shares on his behalf.

Scheme Creditors and Designated Recipients who receive New Shares in the form of ADRs pursuant to the Schemes at any time will not be required to pay any UK stamp duty or SDRT in respect of the initial issuance of such ADRs.

Scheme Creditors and Designated Recipients who receive New Shares in non-ADR form pursuant to the Schemes will not be required to pay any stamp duty or SDRT in respect of the initial issuance of ADRs upon deposit of those New Shares or an equivalent number of New Shares (but not any additional Corp Shares) in exchange for ADRs, if such transfer is effected prior to the date falling two calendar months after the effectiveness of the NASDAQ listing of the ADRs and the procedures referred to in Appendix 16 in the paragraph headed "Persons electing to receive New Shares pursuant to the Schemes" are complied with.

The position with regard to the issue of ADRs is discussed more fully in the paragraph headed "Clearance Services and ADRs" below.

No stamp duty or SDRT should be payable by a Scheme Creditor or a Bondholder in respect of the arrangements for the distribution of New Shares under the Schemes.

SUBSEQUENT TRANSFERS OF NEW SHARES

Under the CREST system for paperless share transfers, deposits of New Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of New Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the New Shares on relevant transactions settled within the system.

The conveyance or transfer on sale of the New Shares outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given. Such ad valorem stamp duty will be rounded up to the nearest L5. Stamp duty is normally the liability of the purchaser or transferee of the New Shares. An unconditional agreement to transfer New Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the New Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the New Shares. The position with regard

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to the transfer of New Shares to a clearance service or to an issuer of ADRs is discussed in the paragraph headed "Clearance Services and ADRs" below.

CLEARANCE SERVICES AND ADRS

Where New Shares are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, (for example where a Scheme Creditor elects to receive New Shares in the form of ADRs) ad valorem stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable, or, in certain circumstances, the value of the New Shares or, in the case of an issue to such persons, the issue price of the New Shares. Ad valorem stamp duty will be rounded up to the nearest L5. Strictly the depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, it will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. As noted above, special arrangements have been made in certain circumstances in relation to the payment of SDRT on the issue of New Shares in ADR form pursuant to the Schemes and the payment of stamp duty and SDRT on the issue of ADRs upon deposit of New Shares in exchange for ADRs. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue (i.e. no stamp duty or SDRT) or transfer (i.e. 0.5 per cent.) of New Shares into, and to transactions within (i.e. 0.5 per cent.), the service instead of the higher rate applying to an issue or transfer of the New Shares into the clearance system and the exemption for dealings in the New Shares whilst in the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market intermediaries, are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

ANY PERSON WHO IS IN ANY DOUBT AS TO HIS TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY JURISDICTION OTHER THAN THE UK SHOULD CONSULT HIS PROFESSIONAL ADVISER.

For further information, see "Description of American Depositary Receipts" in Appendix 16.

PART B -- US FEDERAL INCOME TAXATION

The following summary describes certain US federal income tax consequences that may be relevant to the acquisition, ownership and disposition of New Shares, New Senior Notes, New Junior Notes, and/or ADRs. This summary addresses only US federal income tax considerations for holders that acquire the New Shares, New Senior Notes, New Junior Notes, and/or ADRs as a result of the transactions described in this document and that hold their Scheme Claim and will hold the New Shares, New Senior Notes, New Junior Notes, and/or ADRs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire New Shares, New Senior Notes, New Junior Notes, and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold the New Shares, New Senior Notes, New Junior Notes, and/or ADRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 5 per cent. or more (by voting power or value) of Corp's stock; (h) regulated investment companies; and
(i) persons who hold the New Shares, New Senior Notes, New Junior Notes, and/or ADRs through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of New Shares, New Senior Notes, New Junior Notes and/or ADRs.

This summary is based on the US Internal Revenue Code of 1986, as amended (the "CODE"), US Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern

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Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 31 December 1975 and entered into force on 25 April 1981 (the "Current Treaty"), in each case as in effect and available on the date of the Schemes described in these documents. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. The United States and United Kingdom have signed a new income tax treaty (the "New Treaty") which will enter into force only after ratification by each country and it cannot be determined when that will occur.

PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISER WITH RESPECT TO THE US FEDERAL, ESTATE, STATE, LOCAL, GIFT AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF NEW SHARES, NEW SENIOR NOTES, NEW JUNIOR NOTES, AND/OR ADRS.

US HOLDERS SHOULD ALSO REVIEW THE DISCUSSION UNDER "UK TAXATION" FOR THE UK TAX CONSEQUENCES TO A US HOLDER OF NEW SHARES, NEW SENIOR NOTES, NEW JUNIOR NOTES, AND/OR ADRS.

For the purposes of this summary a "US Holder" is a beneficial owner of a Scheme Claim, New Shares, New Senior Notes, New Junior Notes, or ADRs that is, for US federal income tax purposes: (a) a citizen or resident of the US; (b) a corporation or other entity treated as a corporation for US tax purposes, created or organised in or under the laws of the US or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the US is able to exercise primary supervision over its administration and (ii) one or more US persons have the authority to control all of the substantial decisions of such trust. If a partnership holds a Scheme Claim, New Shares, New Senior Notes, New Junior Notes, or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding a Scheme Claim, New Shares, New Senior Notes, New Junior Notes, or ADRs should consult its tax adviser. A "Non-US Holder" is a beneficial owner of a Scheme Claim, New Shares, New Senior Notes, New Junior Notes, or ADRs that is not a US Holder.

EXCHANGE OR DISPOSAL OF SCHEME CLAIMS

Consequences to plc Scheme Creditors

A US Holder that is a plc Scheme Creditor should generally recognise gain or loss on the exchange of a Scheme Claim in an amount equal to the difference between the amount realised on the exchange (except to the extent such amounts are attributable to accrued but unpaid interest which will be taxable as such) and the US Holder's tax basis in the Scheme Claim. The amount realised on the exchange of a Scheme Claim will generally be the fair market value (in US dollars) of the cash, New Shares, New Senior Notes, New Junior Notes, and/or ADRs, (i) on the date such property is received in the case of a cash basis US Holder, (ii) on the date of the exchange in the case of an accrual basis US Holder, or (iii) in the case of Scheme Claims traded on an established securities market (as defined in the applicable US Treasury regulations) that are exchanged by a cash basis US Holder, or an electing accrual basis US Holder, the US dollar value on the settlement date of the exchange.

Gain or loss recognised by a US Holder on the exchange of a Scheme Claim that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterised as principal exchange gain or loss. Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder's purchase price of the Scheme Claim in foreign currency determined on the date of the exchange, and the US dollar value of the US Holder's purchase price of the Scheme Claim in foreign currency determined on the date the US Holder acquired the Scheme Claim. Such gain or loss will be recognised only to the extent of the total gain or loss recognised by the US Holder on the exchange of the Scheme Claim, and will generally be treated as from sources within the US for US foreign tax credit limitation purposes.

Any gain or loss recognised by a US Holder in excess of principal exchange gain or loss recognised on the exchange of the Scheme Claim will generally be US source capital gain or loss. Persons considering the proposals included in these documents should consult their own tax advisers with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that held Scheme Claims for more than one year) and capital losses (the deductibility of which is subject to limitations).

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To the extent a US Holder's Scheme Claim includes an obligation of plc that is a "market discount" bond, any gain (other than foreign currency gain) recognised by the US Holder on the exchange of such Scheme Claim for cash, New Shares, New Senior Notes, New Junior Notes, and/ or ADRs, may be characterised as ordinary interest income to the extent of the "accrued market discount". Generally, a bond issued by plc will have "market discount" where the bond's "stated redemption price at maturity" (i.e. an amount equal to the sum of all payments provided under the bond other than "qualified stated interest payments" as described below in "New Senior Notes, and New Junior Notes -- Original Issue Discount"), exceeds a US Holder's tax basis in such bond immediately after the US Holder acquired the bond (except in general, for an acquisition of a bond at original issuance). Where a bond contains "original issue discount", then the stated redemption price at maturity shall be the sum of the bond's issue price and the aggregate amount of the original issue discount, excluding any "acquisition premium" includible in the gross income of all holders of the bond during period or periods before the US Holder acquired the bond (the "revised issue price"). The amount of "accrued market discount" is the product of the total market discount and the ratio of the number of days the US Holder has held the bond to the total number of days after the acquisition date up to, and including, the date of maturity of the bond, unless such Holder had made an irrevocable election to include such market discount in its gross income on a constant yield basis. For purposes of determining the source of the income, withholding or information reporting, any gain treated as ordinary income will not be characterised as interest. Persons considering the proposals included in these documents should consult with their own tax advisors with respect to the applicability of the market discount bond rules under the Code, including special rules where a market discount bond may contain original issue discount and/or provide for two or more principal payments, to their own individual circumstances and the appropriate US federal income tax consequences that may be applicable to them arising from the exchange of a Scheme Claim that includes a "market discount" bond for cash, New Shares, New Senior Notes, New Junior Notes and/or ADRs.

All distributions to a plc Scheme Creditor as a result of the transactions described in this document will be treated as described above.

A US Holder's basis in the property received should equal the fair market value of such property.

Foreign currency received on the exchange of a Scheme Claim will have a tax basis equal to its US dollar value at the time the payment is received. Gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the US for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual basis US Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the exchange of a Scheme Claim unless:
(a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the US, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the US for 183 days or more in the taxable year of disposition and certain conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. A Non-US Holder generally will not be subject to US federal income or withholding tax on any amount realised on the exchange of a Scheme Claim that is attributable to accrued but unpaid interest unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the US.

Consequences to Corp Scheme Creditors

The US federal income tax consequences to US Holders who are Corp Scheme Creditors depends in part on whether the New Senior Notes and New Junior Notes on the one hand, and Scheme Claims, on the other hand, are "securities". The determination of whether a debt instrument constitutes a security for US federal income tax purposes depends on its terms and conditions, and upon other facts and circumstances. Due to the inherently factual nature of whether a debt instrument is a security for US federal income tax purposes, the US Internal Revenue Service (the "IRS") or a court could determine that the New Senior Notes, New Junior Notes, and Scheme Claims do not constitute securities. In such case the tax consequences to a US Holder would be as set

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forth above under "Consequences to plc Scheme Creditors". The remainder of this discussion assumes that the New Senior Notes, New Junior Notes, and Scheme Claims are securities for US federal income tax purposes.

A US Holder should generally not recognise gain or loss on the exchange of a Scheme Claim for New Shares, New Senior Notes, New Junior Notes, and/or ADRs, (i.e., securities received in the exchange except to the extent such securities are attributable to accrued but unpaid interest which will be taxable as such) ("Nonrecognition Exchange"). A US Holder should recognise gain, but not loss, to the extent of cash and the principal amount of securities received in excess of the principal amount of securities surrendered (such cash and excess principal amount being referred to as "Other Property") less any amounts attributable to accrued but unpaid interest which will be taxable as such. Such gain may be characterised as a dividend to the extent of the US Holder's ratable share of Corp's undistributed earnings and profits (as determined for US federal income tax purposes). PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE CHARACTERISATION OF GAIN ON THE EXCHANGE. The amount recognised on the exchange of a Scheme Claim for cash, New Shares, New Senior Notes, New Junior Notes, and/or ADRs, should be the difference between (a) the US dollar value of such cash, New Shares, New Senior Notes, New Junior Notes, and/or ADRs, (i) on the date the property is received in the case of a cash basis US Holder, (ii) on the date of the exchange in the case of an accrual basis US Holder, or (iii) in the case of Scheme Claims traded on an established securities market (as defined in the applicable US Treasury regulations) that are exchanged by a cash basis US Holder, or an electing accrual basis US Holder, the US dollar value on the settlement date of the exchange, and (b) the US Holder's tax basis in the Scheme Claim; provided, however, if the fair market value of the Other Property is less than the total gain recognised under the foregoing formula than the gain recognised will be the fair market value of the Other Property.

A US Holder's basis in the securities received should equal such US Holder's basis in the Scheme Claim exchanged therefor, decreased by the amount of Other Property received (excluding Other Property attributable to accrued but unpaid interest) and increased by the amount of gain recognised on the exchange.

Gain recognised by a US Holder on the exchange of a Scheme Claim that is attributable to changes in currency exchange rates will be ordinary and will be characterised as principal exchange gain. Principal exchange gain will equal the difference between the US dollar value of the US Holder's purchase price of the Scheme Claim in foreign currency determined on the date of the exchange, and the US dollar value of the US Holder's purchase price of the Scheme Claim in foreign currency determined on the date the US Holder acquired the Scheme Claim. Such gain will be recognised only to the extent of the total gain recognised by the US Holder on the exchange of the Scheme Claim, and will generally be treated as from sources within the US for US foreign tax credit limitation purposes.

Any gain recognised by a US Holder in excess of principal exchange gain recognised on the exchange of the Scheme Claim would generally be US source capital gain (except to the extent such amounts are attributable to accrued but unpaid interest which will be taxable as such). PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TREATMENT OF CAPITAL GAINS (WHICH MAY BE TAXED AT LOWER RATES THAN ORDINARY INCOME FOR TAXPAYERS WHO ARE INDIVIDUALS, TRUSTS OR ESTATES THAT HELD THE SCHEME CLAIMS FOR MORE THAN ONE YEAR).

To the extent a US Holder's Scheme Claim includes an obligation of Corp that is a market discount bond, as described in "Consequences to plc Scheme Creditors" above, and the US Holder's basis in the securities received is determined in part by the basis of such Holder's Scheme Claim, any gain (other than foreign currency gain) recognised on the exchange of the Scheme Claim for cash, New Shares, New Junior Notes and/or ADRs may be recharacterised as ordinary income to the extent of "accrued market discount", if any, on such market discount bond. Depending upon the individual circumstances of each US Holder exchanging a market discount bond of Corp, any additional amount of accrued market discount not recognised as ordinary income on the exchange would be treated as (i) accrued market discount with respect to any market discount bond received in the exchange, if any; (ii) original issue discount with respect to any New Senior Notes and/or New Junior Notes received to the extent such notes do not have any market discount; and (iii) ordinary income upon the sale, exchange or disposition of any New Shares and/or ADRs received. Any accrued market discount on a market discount bond, if any, may be accrued on a ratable basis or accrued and recognised on a constant yield basis as described in "Consequences to plc Scheme Creditors" above. Any original issue discount on the New Senior

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Notes and/or New Junior Notes received by a US Holder in the Nonrecognition Exchange that is attributed to any accrued market discount from a market discount obligation of Corp will be accounted for as discussed below under "New Senior Notes, and New Junior Notes -- Original Issue Discount". The basis of any New Senior Notes and/or New Junior Notes shall be increased by the amount of ordinary income attributable to accrued market discount recognised under the market discount rules. Persons considering the proposals included in these documents should consult their own tax advisers regarding the applicability of the market discount rules under the Code, including special rules regarding the exchange of a market discount bond in a Nonrecognition Exchange, to each of their own individual circumstances and the appropriate US federal income tax treatment that may be applicable with respect to each US Holder arising from the exchange of a Scheme Claim that includes a market discount bond for cash, New Shares, New Senior Notes, New Junior Notes and/or ADRs.

Foreign currency received on the exchange of a Scheme Claim will have a tax basis equal to its US dollar value at the time the payment is received. Gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the US for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual basis US Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the exchange of a Scheme Claim unless:
(a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the US, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the US for 183 days or more in the taxable year of disposition and certain conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. A Non-US Holder generally will not be subject to US federal income or withholding tax on any amount realised on the exchange of a Scheme Claim that is attributable to accrued but unpaid interest unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the US.

NEW SENIOR NOTES, AND NEW JUNIOR NOTES

The New Senior Notes will, and the New Junior Notes should, be treated as indebtedness for US federal income tax purposes. In the unlikely event the New Junior Notes are treated as equity, their US tax consequences would be generally as described below at "The New Shares and ADRs". The remainder of this discussion assumes that the New Junior Notes will constitute indebtedness for US federal income tax purposes.

Treatment of Interest Attributable to the Period Prior to the Issuance of the New Senior Notes and New Junior Notes

This section addresses the treatment of amounts paid on the New Senior Notes and New Junior Notes that represent interest attributable to the period prior to the issuance thereof, i.e., 1 May 2003 until the date on which the New Senior Notes and New Junior Notes are issued.

The US federal income tax treatment of such amounts is not entirely clear. It is possible that such amounts would be treated as additional cash consideration received in exchange for a US Holder's Scheme Claim. Such additional cash would either increase a US Holder's recognised gain or reduce such US Holder's tax basis in the New Senior Notes and/or New Junior Notes. Alternatively, in the case of Senior Notes such amounts may be treated as amortisable bond premium subject to the discussion below under "Bond Premium". PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PROPER TREATMENT OF AMOUNTS PAID ON THE NEW SENIOR NOTES AND NEW JUNIOR NOTES THAT REPRESENT INTEREST ATTRIBUTABLE TO PERIODS PRIOR TO THE ISSUANCE THEREOF.

Payment of Interest on New Junior Notes

Corp may pay interest on the New Junior Notes in cash. If Corp does not pay interest in cash, interest on the New Junior Notes may be paid by issuing additional New Junior Notes in a principal amount equal to the amount of interest payable (referred to for purposes of the following discussion as the "Additional Notes").

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Because the terms of the New Junior Notes issued on the original issue date (the "Original Notes") provide that US Holders may receive Additional Notes of Corp in lieu of actual cash interest payments, certain provisions of the Treasury regulations relating to "original issue discount" ("OID") instruments (the "OID Regulations" as described below under "Original Issue Discount") require that any Additional Notes issued be aggregated with the Original Notes in order to determine the yield on the Original Notes and Additional Notes. As a result, the issue of Additional Notes is not considered to be a cash payment made on the Original Notes and OID accruals are determined as if all payments on the New Junior Notes were deferred until maturity. Accordingly, for purposes of this discussion, the Original Notes and the Additional Notes shall, unless otherwise indicated, be referred to collectively as the "New Junior Notes".

With respect to the option to pay interest in cash or in Additional Notes (as just described), the US Treasury regulations assume for US federal income tax purposes that Corp will choose the option that would minimise the yield on the Original Notes. Should Corp choose the payment option that is contrary to the one assumed in accordance with the Treasury regulations, the US Holder must make a subsequent adjustment. If cash payment is assumed and Corp issues Additional Notes, then the New Junior Notes will be treated as retired and then reissued for an amount equal to the "adjusted issue price" of the New Junior Notes. The "adjusted issue price" ("AIP") of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods less any amounts paid on the debt instruments in all prior accrual periods (other than "qualified stated interest", as described below at "Original Issue Discount"). If Additional Notes payment option is assumed and Corp subsequently makes cash interest payments (which for this purpose shall include any additional amounts payable and any UK tax withheld), such cash payments will be treated as "pro rata prepayments" (as defined in the OID Regulations) resulting in a deemed retirement of a portion of the New Junior Notes and capital gain or loss. The amount of gain or loss realised would be equal to the difference between the US dollar value of the cash payment and the tax basis of the portion of the New Junior Notes deemed retired. See also the discussion of foreign currency gain or loss under "New Senior Notes and New Junior Notes -- Sale, Exchange or Retirement". Under such circumstances, the AIP and adjusted basis of the New Junior Notes would be reduced by an amount equal to the basis of the portion of the New Junior Notes deemed retired.

It is anticipated that payment of interest in cash would minimise the yield on the Original Notes, and is therefore the option Corp will be assumed to choose for purposes of the US Treasury regulation. The remainder of this disclosure presumes this to be the case.

ALTHOUGH THERE ARE NO AUTHORITIES DIRECTLY ADDRESSING SIMILAR TRANSACTIONS INVOLVING NOTES ISSUED BY AN ENTITY WITH TERMS SIMILAR TO THOSE OF THE NEW JUNIOR NOTES, CORP BELIEVES THAT THE NEW JUNIOR NOTES SHOULD LIKELY BE SUBJECT TO THE SPECIAL OID REGULATIONS RELATING TO THE OPTION OF PAYING INTEREST "IN-KIND", AS DESCRIBED ABOVE. HOWEVER, THE IRS'S TREATMENT OF THE NEW JUNIOR NOTES COULD DIFFER FROM THE TREATMENT DESCRIBED ABOVE. TO THE EXTENT THE OID REGULATIONS RELATING TO THE OPTIONS OF PAYING INTEREST "IN-KIND" DO NOT APPLY, THE NEW JUNIOR NOTES WOULD BE CONSIDERED CONTINGENT PAYMENT DEBT INSTRUMENTS AND WOULD BE SUBJECT TO THE TREASURY REGULATIONS DESCRIBED IN THE "CONTINGENT PAYMENT NOTES" DISCUSSION BELOW. THE APPLICATION OF THE OID REGULATIONS, INCLUDING THE CONTINGENT PAYMENT DEBT INSTRUMENT REGULATIONS, TO DEBT INSTRUMENTS SUCH AS THE NEW JUNIOR NOTES THAT PROVIDE FOR THE OPTION OF PAYING INTEREST "IN-KIND" ARE COMPLEX AND US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE PROPER APPLICATION OF THE OID REGULATIONS OR THE CONTINGENT PAYMENT DEBT INSTRUMENT REGULATIONS TO THE NEW JUNIOR NOTES.

Contingent Payment Notes

As discussed under "New Senior Notes and New Junior Notes -- (i) Payment of Interests with Junior PIK Notes", above, if the New Junior Notes are not treated as subject to the OID Regulations relating to the option of paying interest "in-kind", then such Notes will be treated as contingent payment debt instruments under applicable Treasury regulations.

In general, regulations dealing with contingent payment debt instruments (the "CPDI Regulations") may cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to differ substantially from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current US federal income tax law. The CPDI Regulations generally

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require a US Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based on a projected payment schedule (the "noncontingent bond method"). Moreover, in general, under the CPDI Regulations, all or a portion of gain recognised by a US Holder on the sale, exchange or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending on the circumstances).

Under the noncontingent bond method, for each accrual period prior to and including the maturity date of the New Junior Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price at the beginning of the accrual period and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and is includible as ordinary interest income by a US Holder for each day in the accrual period on which the US Holder holds the New Junior Note. The adjusted issue price for purposes of the noncontingent bond method is equal to the New Junior Note's issue price (as set forth below under "Original Issue Discount"), increased by the interest previously accrued on the New Junior Note and decreased by the amount of any "projected payments" (as defined below) and any noncontingent payments previously made on the New Junior Note. The "comparable yield" is the annual yield that Corp would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the New Junior Notes, including the level of subordination, term, timing of payments and general market conditions. Amounts treated as interest under the foregoing contingent payment debt rules are treated as OID for all US federal income tax purposes.

Under the noncontingent bond method, Corp is required, solely for US federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (which shall not include qualified stated interest, if any) (the "Projected Payments") on the New Junior Notes. The Schedule must produce the comparable yield. Corp's Schedule must be used to determine the US Holder's contingent payment accruals and adjustments, unless Corp does not create a Schedule or the US Holder determines that the Corp's Schedule is unreasonable, in which case the US Holder must disclose its own schedule with its US federal income tax return filings and the reason why it is not using the Corp's Schedule. Corp does not anticipate, however, that it will be providing a Schedule. If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the New Junior Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the New Junior Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of the Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the US Holder's interest income for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the US Holder's interest income on the New Junior Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). If a New Junior
Note is classified as a contingent payment debt instrument subject to the noncontingent bond method, any gain or loss realised on the sale or exchange of a New Junior Note may be treated as ordinary income or loss, in whole or in part.

A US Holder's basis in a contingent payment debt instrument is increased by the portion of the Projected Payments accrued by the US Holder under the relevant Schedule and determined without regard to adjustments made to reflect differences between actual and Projected Payments and reduced by the amount of any noncontingent payments and the Projected Payments previously made on the New Junior Note. Where a US Holder's basis in the New Junior Note is greater than the adjusted issue price, the difference is allocated to a Projected Payment and is treated as a negative adjustment on the date the Projected Payment is made. On the date of the adjustment, the US Holder's basis is reduced by the amount of the negative adjustment. The bond premium amortisation rules under the Code do not apply to debt instruments governed by the CDPI Regulations. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE POSSIBLE APPLICABILITY AND CONSEQUENCES OF THE CONTINGENT PAYMENT DEBT INSTRUMENT RULES TO THE NEW JUNIOR NOTES.

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Payment of Interest on New Senior Notes

Interest (including any additional amounts payable and any UK tax withheld) paid on a New Senior Note will be taxable to a US Holder as ordinary interest income at the time it is received or accrued, depending on the US Holder's method of accounting for US federal income tax purposes.

A US Holder utilising the cash method of accounting for US federal income tax purposes that receives an interest payment denominated in foreign currency will be required to include in income the US dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars.

An accrual basis US Holder is required to include in income the US dollar value of the amount of interest accrued on a New Senior Note during the accrual period. An accrual basis US Holder may determine the amount of the interest to be recognised in accordance with either of two methods. Under the first accrual method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, the part of the period within each taxable year. Under the second accrual method, the US Holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within each taxable year. If the last day of the accrual period is within five Business Days of the date the interest payment is actually received, an electing accrual basis US Holder may instead translate that interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and will be irrevocable without the consent of the IRS. A US Holder utilising either of the foregoing two accrual methods will generally recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a New Senior Note). The amount of ordinary income or loss will equal the difference between the US dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilised by the US Holder).

Foreign currency received as interest on a New Senior Note will have a tax basis equal to its US dollar value on the date the interest payment is received. Gain or loss, if any, realised by a US Holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the US for foreign tax credit limitation purposes. Interest received by a US Holder will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation.

The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, interest on a New Senior Note should generally constitute "passive income," or in the case of certain US Holders, "financial services income."

If UK tax is withheld from payments of interest, a US Holder may be entitled to a deduction or credit for such withholding tax subject to applicable limitations. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT UNDER THEIR PARTICULAR CIRCUMSTANCES.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on interest received on a New Senior Note unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the US.

Original Issue Discount

Subject to discussion under "Exchange or Disposal of Scheme Claims -- Consequences to Corp Scheme Creditors", the New Senior Notes will not be treated as issued with OID for US federal income tax purposes provided that the fair market value of the New Senior Notes on the date of the exchange is equal to their face amount. If the fair market value of the New Senior Notes on the date of the exchange is less than their face amount, such amount will be OID that must be taken into account as described below. The balance of this

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discussion assumes that the New Senior Notes will not be treated as issued with OID for US federal income tax purposes. The New Junior Notes will be treated as issued with OID for US federal income tax purposes. The amount of the OID, will equal the excess of the "stated redemption price at maturity" (i.e. an amount equal to the sum of all payments provided under the New Junior Notes (other than "qualified stated interest payments")), over the "issue price" of the New Junior Notes. "Qualified stated interest" is generally interest paid that is unconditionally payable at least annually at a single fixed rate. The "issue price" of a New Junior Note is the fair market value of the New Junior Notes on the date of the exchange. Should Additional Notes be issued, the Additional Notes will not be considered to be a cash payment made on the Original Notes, and under the OID Regulations the stated redemption price at maturity of a New Junior Note will include all stated interest and principal payments to be made in respect thereof (whether made on an Original Note or Additional Note). Consequently, all interest payments to be received by a US Holder in respect of the New Junior Notes that are paid in Additional Notes will increase the amount of OID that must be included in income on a constant yield basis. See "Payment of Interest on New Junior Notes" above for additional discussion regarding Additional Notes and OID.

A US Holder will be required to include OID on a New Junior Note in income (as ordinary income) as it accrues, calculated on a constant-yield to maturity method, before the actual receipt of cash attributable to that income, regardless of the US Holder's method of accounting for US federal income tax purposes. Generally, the amount of OID required to be included in an interest accrual period is equal to the AIP at the beginning of the accrual period times the calculated yield to maturity of the New Junior Note. Under this method, US Holders generally will be required to include in income increasingly greater amounts of OID over the life of the New Junior Note. Payments of cash interest on a New Junior Note will not be separately included in a US Holder's income, but instead will be treated first as a payment of OID accrued as of the date payment is due and not allocated to prior payments and second as a payment of principal. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE US FEDERAL INCOME TAX IMPLICATIONS OF THE CONSTANT-YIELD METHOD AND REGARDING THE ACCRUAL OF OID GENERALLY.

OID on a New Junior Note denominated in foreign currency for any accrual period will be determined in foreign currency and then translated into US dollars in the same manner as interest payments accrued by an accrual basis US Holder, as described under "Payments of Interest on New Senior Notes" above. Upon receipt of an amount attributable to OID in these circumstances, a US Holder may recognise ordinary income or loss.

OID on a New Junior Note will be treated as foreign source income for the purposes of calculating a US Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, OID on a New Junior Note should generally constitute "passive income" or, in the case of certain US Holders, "financial services income."

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income tax on OID on a New Junior Note unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the US.

A US Holder will have acquisition premium with respect to New Senior Notes and New Junior Notes to the extent such US Holder's adjusted tax basis, determined on the date of the exchange (as discussed above under "Exchange or Disposal of Scheme Claims"), exceeds the issue price of the New Senior Notes and New Junior Notes. If a US Holder has acquisition premium with respect to a New Senior Note or New Junior Note, the amount includible in each taxable year as OID will be reduced by that portion of the acquisition premium properly allocable to such year or, alternatively, a US Holder may elect to treat its tax basis as the issue price of such New Senior Notes and New Junior Notes.

Bond Premium

The New Senior Notes and New Junior Notes will have bond premium if their fair market values on the date of the exchange exceeds their stated redemption price at maturity. A US Holder may elect to amortise any bond premium over the life of the New Senior Notes and New Junior Notes, as applicable, as an offset to interest income. The amortisation will be made using a constant yield method. If a US Holder makes the premium amortisation election, it generally applies to all debt instruments held by that US Holder at the time of the

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election and any subsequently acquired debt instruments other than tax-exempt debt instruments. Once the election to amortise bond premium is made, it can not be revoked without the consent of the IRS. US Holders electing to amortise bond premium must reduce their tax basis in the affected New Senior Notes or New Junior Notes by the amount of premium amortised during their holding period for such New Senior Notes or New Junior Notes. The bond premium amortisation rules do not apply to any note that may be treated as a contingent payment debt instrument (as described above).

Sale, Exchange or Retirement

A US Holder's tax basis in a New Senior Note or New Junior Note will be as set forth above under "Exchange or Disposal of Scheme Claims" and "Contingent Payment Notes", increased by the amount of any OID included in the US Holder's income with respect to the New Senior Note or New Junior Note and reduced by the amount of any payments received by the US Holder with respect to the New Senior Note or New Junior Note that are not qualified stated interest payments. Although there is no authority directly on point, a US Holder that sells one or more Additional Notes (without also selling the related Original Note) would likely determine its tax basis in the Additional Notes by proportionately allocating the total tax basis held in the Original Note among the Additional Notes and the Original Note in accordance with their respective fair market values. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE ALLOCATION OF TAX BASIS AMONG THE ADDITIONAL NOTES AND THE ORIGINAL NOTE.

A US Holder will generally recognise gain or loss, on the sale, exchange or retirement of a New Senior Note or New Junior Note in a manner similar to that described above under "Consequences to plc Scheme Creditors". Gain or loss recognised by a US Holder on the sale, exchange or retirement of a New Senior Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterised as principal exchange gain or loss. Gain or loss recognised by a US Holder on the sale, exchange or retirement of a New Junior Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterised as OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the US dollar value of the amount received on the sale, exchange or retirement of a New Junior Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of sale, exchange or retirement and the US dollar value of the accrued but unpaid OID as determined by the US Holder under the rules described above under "Original Issue Discount". Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder's acquisition price of the New Senior Note or New Junior Note in foreign currency determined on the date of the sale, exchange or retirement, and the US dollar value of the US Holder's acquisition price of the New Senior Note or New Junior Note in foreign currency determined on the date the US Holder acquired the New Senior Note or New Junior Note. Such gain or loss will be recognised only to the extent of the total gain or loss recognised by the US Holder on the sale, exchange or retirement of the New Senior Note or New Junior Note, and will generally be treated as from sources within the United States for US foreign tax credit limitation purposes.

Any gain or loss recognised by a US Holder on the sale, exchange or retirement of the New Senior Note or New Junior Note in excess of principal exchange gain or loss, in the case of a New Senior Note, and principal exchange gain or loss and OID exchange gain or loss, in the case of a New Junior Note, will generally be US source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest which will be taxable as such). PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TREATMENT OF CAPITAL GAINS (WHICH MAY BE TAXED AT LOWER RATES THAN ORDINARY INCOME FOR TAXPAYERS WHO ARE INDIVIDUALS, TRUSTS OR ESTATES THAT HOLD NEW SENIOR NOTES OR NEW JUNIOR NOTES FOR MORE THAN ONE YEAR) AND CAPITAL LOSSES (THE DEDUCTIBILITY OF WHICH IS SUBJECT TO LIMITATIONS).

To the extent the New Senior Notes and/or New Junior Notes have accrued market discount as discussed above in "Exchange or Disposal of Scheme Claims -- Consequences to Corp Scheme Creditors", any gain arising from the sale, exchange or retirement of a New Senior Note and/or New Junior Note may be recognised as ordinary income to the extent of such accrued market discount. Persons considering the proposals included in these documents should consult their own tax advisors regarding the applicability of the market discount rules under the Code to each of their own individual circumstances and the US federal income tax consequences

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relating to the sale, exchange or retirement of New Senior Notes and/or New Junior Notes having accrued market discount.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the exchange or other disposition of a New Senior Note or New Junior Note unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the US, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the US for 183 days or more in the taxable year of disposition and certain conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

THE NEW SHARES AND ADRS

The US Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for UK taxes and sourcing rules described below could be affected by future actions taken by the US Treasury Department.

Distributions

Subject to the discussion under "Passive Foreign Investment Company Considerations", the gross amount of any distributions of cash or property (including any amounts withheld in respect of any applicable withholding tax and the Tax Credit Amount (as described below)) that are actually or constructively received by a US Holder with respect to New Shares and/or ADRs will be a dividend includible in gross income of a US Holder as ordinary income to the extent of Corp's current and accumulated earnings and profits as determined under US federal income tax principles. Dividends paid on New Shares and/or ADRs generally will constitute income from sources outside the US and will not be eligible for the "dividends received" deduction.

A distribution to a US Holder in excess of Corp's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such US Holder's adjusted tax basis in its New Shares or ADRs, and any distribution in excess of such basis will constitute capital gain from the sale or exchange of property, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if the New Shares or ADRs were held for more than one year. A further reduced tax rate may apply to capital gains on New Shares and/or ADRs held by individual holders for more than five years.

Corp does not maintain its calculations of its earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The gross amount of any distribution paid in foreign currency will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

A US Holder that is a US resident for the purposes of the Current Treaty and that receives a dividend on New Shares and/or ADRs generally is entitled to receive a payment from the UK Inland Revenue equal to the amount of the tax credit that a UK individual would be eligible to receive with respect to an identical dividend (the "Tax Credit Amount"), subject to a reduction for UK withholding taxes of up to a maximum of 15 per cent. of the sum of the dividend and Tax Credit Amount ("UK Withholding Tax"). As of 6 April 1999, the Tax Credit Amount is

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equal to one-ninth of the cash dividend paid on the New Shares and/or ADRs and the UK Withholding Tax will exactly equal the Tax Credit Amount. As a result, and because of the UK Withholding Tax and Tax Credit Amount offset, US Holders will not receive any net payment under the Current Treaty.

A US Holder that receives a dividend on New Shares and/or ADRs may elect to include the Tax Credit Amount as an additional distribution by filing an election on IRS Form 8833 with the US Holder's US federal income tax return for the relevant year. If a US Holder makes the election, the US Holder will be subject to US taxation on the sum of the dividend and the Tax Credit Amount. A US Holder will also, in such a case, be treated as paying UK Withholding Tax equal to the Tax Credit Amount that, subject to generally applicable limitations, is eligible for credit against such US Holder's US federal income tax liability or, at the US Holder's election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a US Holder's expected economic profit, after non-US taxes, is insubstantial.

The New Treaty, however, does not provide for payment of the Tax Credit Amount (except during the first year after the New Treaty comes into force).

For purposes of calculating the foreign tax credit, dividends paid on New Shares and/or ADRs will be treated as income from sources outside the US and will generally constitute "passive income" or, in the case of certain US Holders, "financial services income." In certain circumstances, a US Holder that (i) has held New Shares and/or ADRs for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obliged to make payments related to the dividends, will not be allowed a foreign tax credit for UK Withholding Taxes imposed on dividends paid on New Shares and/or ADRs. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT UNDER THEIR PARTICULAR CIRCUMSTANCES.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on New Shares and/or ADRs unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the US.

However, as discussed in the "Dividend Policy" discussion above, Corp does not expect to pay a dividend in the forseeable future.

Sale or Other Disposition of New Shares and/or ADRs

Subject to the discussion under "Passive Foreign Investment Company Considerations", a US Holder will generally recognise a gain or loss for US federal income tax purposes upon the sale or exchange of New Shares and/or ADRs in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in such New Shares and/or ADRs. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the New Shares and/or ADRs were held for more than one year. A further reduced tax rate may apply to capital gain on New Shares and/or ADRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the US. The deductibility of capital losses is subject to significant limitations.

To the extent US Holders receive the New Shares and/or ADRs pursuant to an exchange described above in "Exchange or Disposal of Scheme Claims -- Consequences to Corp Scheme Creditors", any gain arising from the sale or other disposition of the New Shares and/or ADRs may be characterised as ordinary income to the extent of any accrued market discount attributable to such New Shares and/or ADRs. Persons considering the proposals included in these documents should consult their own tax advisors regarding the applicability of the market discount rules under the Code to each of their own individual circumstances and the US federal income tax consequences relating to the sale or other disposition of the New Shares and/or ADRs with accrued market discount.

A US Holder that receives foreign currency on the sale or other disposition of New Shares and/or ADRs will realise an amount equal to the US dollar value of the foreign currency on the date of sale (or in the case of cash

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basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on settlement date). If a US Holder receives foreign currency upon a sale or exchange of New Shares and/or ADRs, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the US for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of New Shares and/or ADRs unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the US, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the US for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of New Shares and/or ADRs

Subject to the discussion under "Passive Foreign Investment Company Considerations", a redemption of New Shares and/or ADRs by Corp will be treated as a sale of the redeemed New Shares and/or ADRs by the US Holder (which is taxable as described under "Sale or Other Disposition of New Shares and/or ADRs") or in certain circumstances, as a distribution to the US Holder (which is taxable as described under "Distributions").

Passive Foreign Investment Company Considerations

A corporation organised outside the US generally will be classified as a passive foreign investment company ("PFIC") for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is "passive income", or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

Corp believes that it is not, and it does not expect to become, a PFIC, for US federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that Corp will not be considered a PFIC for any future taxable year. If it were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for US Holders.

If Corp were a PFIC in any year during which a US Holder owns New Shares and/or ADRs the US Holder will be subject to additional taxes on any excess distributions received from Corp and any gain realised from the sale or other disposition of the New Shares and/or ADRs (whether or not Corp continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on the New Shares and/or ADRs during a taxable year exceed 125 per cent. of the average amount of distributions received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any year before Corp became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its New Shares and/or ADRs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of New Shares and/or ADRs will be treated as ordinary income, and any losses will be treated as

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ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to US Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable US Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. Both the London Stock Exchange and NASDAQ will constitute a qualified exchange for this purpose. PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO WHETHER THE NEW SHARES AND/OR ADRS WOULD QUALIFY FOR THE MARK-TO-MARKET ELECTION AND WHETHER SUCH ELECTION IS ADVISABLE.

The foregoing rules with respect to distributions and dispositions may be avoided if a US Holder is eligible for and timely makes a valid "QEF election" (in which case the US Holder would be required to include in income on a current basis its pro rata share of Corp's ordinary income and net capital gains). In order to be able to make the QEF election, Corp would be required to provide a US Holder with certain information. Corp may decide not to provide the required information

Each US Holder of New Shares and/or ADRs must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING WHETHER AN INVESTMENT IN NEW SHARES AND/OR ADRS WILL BE TREATED AS AN INVESTMENT IN PFIC STOCK AND THE CONSEQUENCES OF AN INVESTMENT IN A PFIC.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on New Shares and/or ADRs, principal or interest (including OID) paid or accrued on New Senior Notes and New Junior Notes, and to the proceeds of a sale or redemption of New Shares, New Senior Notes, New Junior Notes or ADRs. Corp, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30 per cent. (which rate is scheduled to change as a result of recent US legislation) of such payment if the US Holder fails (a) to furnish the US Holder's taxpayer identification number,
(b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their New Shares, New Senior Notes, New Junior Notes or ADRs through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's US federal income tax liability provided that the required information is timely furnished to the IRS.

PERSONS CONSIDERING THE PROPOSALS INCLUDED IN THESE DOCUMENTS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THEIR QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING THIS EXEMPTION.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 18
                 PARTICULARS OF THE SCHEME IMPLEMENTATION DEED

As described in part I, Section 2, Part D.5 the Scheme Implementation Deed was entered into for the primary purpose of ensuring that legally binding arrangements were in place governing the rights and obligations between Corp, plc, E-A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beams Limited and various other Group Companies. The detailed obligations and undertakings contained in the Scheme Implementation Deed may be summarised as follows:

a.    NON-VOTING UNDERTAKINGS

      Ancrane, a subsidiary of plc, has various claims against Corp and plc. Ancrane has undertaken not to attend or vote or to use any other rights or powers available to it as either a Corp Scheme Creditor, a plc Scheme Creditor or as a Bondholder at any of the Scheme Meetings at which it is entitled to attend and vote. Ancrane has also undertaken not to take any steps to canvass, solicit or entice any other person, firm or company to attend and/or vote on its behalf at any of the Scheme Meetings at which it is entitled to attend and vote.

      It should be noted that these arrangements do not however prevent Ancrane from submitting a Scheme Claim or Scheme Claims under either or both of the Corp Scheme and the plc Scheme.

      Corp has a claim against plc and has undertaken not to attend or vote at the plc Scheme Meeting nor submit a Form of Proxy with respect to its Scheme Claim. This does not, however, prevent Corp from submitting a Scheme Claim under the plc Scheme.

      Certain other Group Companies and British Sealed Beams Limited have various claims against Corp and plc and have therefore also undertaken not to attend or vote at the Scheme Meetings or use any other rights or powers available to them as either a Corp Scheme Creditor or a plc Scheme Creditor to attend or vote at any of the Scheme Meetings at which they are entitled to attend and vote.

b.    ANCRANE/E-A CONTINENTAL ARRANGEMENTS

      E-A Continental Limited, a subsidiary of Corp, owed plc approximately L219 million and had a receivable of approximately L363 million due from Corp. Pursuant to a deed of assignment entered into on 27 March 2003 between Corp, plc and E-A Continental Limited, Corp agreed to the assignment by E-A Continental Limited to plc of its L363 million receivable. The assignment of the L363 million receivable was in consideration for the release by plc of the L219 million owed to plc by E-A Continental Limited and the transfer by E-A Continental Limited to plc of the balance of approximately L2,000,000 held on account with HSBC. On 27 March 2003, a deed of assignment was entered into between Corp, plc and Ancrane under which plc agreed to the assignment of the L363 million receivable to Ancrane in consideration for the issue to plc by Ancrane of a share at a premium equal to the market value of the L363 million receivable.

      Ancrane re-registered as an unlimited company pursuant to section 49 of the Act on 25 March 2003. Ancrane will prior to the Scheme Meeting of the plc Scheme Creditors reduce its share capital (including for this purpose its share premium account) to L100 to enable it to make a repayment of capital in specie to plc of its interest in all of its assets, save for L100 and the benefit of a specific covenant by Corp, and will make a repayment of such capital in specie to plc.

c.    APPROVALS

      Corp's shareholders, plc and Marconi Nominees Limited, have agreed to vote in favour of all shareholder resolutions as are, in the reasonable opinion of the Corp Board, necessary or desirable to give effect to the Corp Scheme, and to consent in writing to each and every variation of the rights attached to their respective shareholdings in Corp as may be involved in the passing and implementation of such shareholder resolutions.

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     plc and Marconi Nominees Limited have also undertaken not to instigate, or take, certain actions including, but not limited to, removing or appointing any of the Corp Directors, giving any directions by special resolution pursuant to Corp's articles of association, passing any additional shareholder resolutions as shareholders of Corp (save as may be required in the reasonable opinion of Corp), transferring or granting any rights to call for the transfer of shares of Corp (save as may be required in the reasonable opinion of Corp) or in any way frustrate, delay or interfere with the performance, approval or implementation of the Scheme Implementation Deed and/or the Schemes.

D.   BAE DEED OF NOVATION

     In 1999, Corp (which was, at the time, named The General Electric Company, p.l.c.) separated its international aerospace, naval shipbuilding, defence electronics and defence systems business and sold it to BAE. The original transaction agreement and payment deed were entered into between Corp and BAE and subsequently novated from Corp to plc. All other transaction documentation in relation to the sale was entered into by plc.

     Corp and plc have agreed to novate the transaction agreement, payment deed and various other agreements from plc back to Corp with effect from the Effective Date of the Corp Scheme. Both Corp and plc have agreed to use all reasonable endeavours to procure that BAE enters into the novation.

     In addition, plc, Corp and BAE have agreed that no amount should be paid by plc or Corp to BAE in relation to certain claims made by the parties under the BAE Merger Agreements and that Corp will reduce any amounts which may be payable to it in the future by BAE under the BAE Merger Agreements by US$18,600,000.

E.   SERVICE CONTRACTS

     Corp has agreed to procure that nine specified employees of Corp will enter into new service agreements in a specified form so that the new terms and conditions will take effect on the Effective Date.

F.   EXCHANGE OF GLOBAL BONDS

     Corp has undertaken to procure the issue of individual global Eurobonds and registered definitive Yankee Bonds to Definitive Holders named in duly completed Account Holder Letters.

G.   BONDHOLDER CONFIRMATION LETTER

     plc has undertaken to the Eurobond Trustee, the Yankee Bond Trustee and the Definitive Holders that the guarantees given by it in respect of Corp's obligations under the Bonds shall remain in full force and effect and that the benefit of the guarantee has been extended to Definitive Holders. In addition, Corp has undertaken to the Eurobond Trustee, the Yankee Bond Trustee and the Definitive Holders that it will not deliver to the Eurobond Trustee the certificate required in order to terminate the guarantees given by plc in respect of Corp's obligations under the Bonds.

H.   EUROBOND TRUSTEE

     Corp and plc have confirmed and agreed that the arrangements relating to the remuneration, costs, charges, expenses and liabilities of the Eurobond Trustee contained in each of the Trust Deeds (including, without limitation, the indemnity in each Trust Deed) shall extend to the role of the Eurobond Trustee in the implementation of the Schemes (including, without limitation, under or pursuant to the Escrow and Distribution Agreement). In addition, Corp and plc have undertaken to pay to the Eurobond Trustee all reasonable additional fees charged by the Eurobond Trustee in relation to its functions under the Schemes, including all matters contemplated under the Escrow and Distribution Agreement.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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I.   FINMECCANICA GUARANTEE

     Under a Share Purchase Agreement dated 2 August 2002, Marconi (Bruton Street) Limited sold all of the shares in Mobile (the Italian holding company for the strategic communications business) to Finmeccanica SpA. A parent company guarantee in favour of Finmeccanica SpA was required to be given as part of the share sale (the "Finmeccanica Guarantee"). plc was therefore party to the Share Purchase Agreement (as guarantor) pursuant to which, among other things, it guaranteed the performance by Marconi (Bruton Street) Limited of its obligations under the Share Purchase Agreement and the related transaction documents (including a tax covenant, a transitional services agreement, a custody deed and a disclosure letter).

     Finmeccanica SpA, Corp and plc have entered into a deed of novation and amendment (the "Finmeccanica Guarantee Deed of Novation") under which, with effect from the Effective Date of the Corp Scheme, the Finmeccanica Guarantee and all other remaining obligations of plc under the Share Purchase Agreement will be novated from plc to Corp. As a result of that novation, Corp will become the guarantor of Marconi (Bruton Street) Limited's obligations under the Share Purchase Agreement and related transaction documentation (and will assume all other obligations of plc under the Share Purchase Agreement) and plc will be released from all of its obligations under the Finmeccanica Guarantee and the Share Purchase Agreement. Corp's obligations under the Share Purchase Agreement (including the Finmeccanica Guarantee) will be excluded obligations for the purposes of the Corp Scheme (see Appendix 9).

j.   LEMELSON LICENCE

     Under an agreement between plc and Lemelson Medical, Education and Research Foundation, Limited Partnership (the "Lemelson Foundation Partnership"), dated 1 December 1999, Lemelson Foundation Partnership granted to plc for itself and the benefit of its subsidiaries a non-exclusive licence for certain licensed patents relating principally to bar coding (the "Lemelson Agreement").

     Corp and plc have agreed to novate the existing Lemelson Agreement to Corp and have agreed to use all reasonable endeavours to procure that Lemelson Foundation Partnership enters into the novation.

k.   IPR SPVS

     plc has agreed to provide all reasonable assistance and information and undertake all reasonable acts and deeds requested by Corp in preparing to give effect to the IPR arrangements (as more particularly described in part I, Section 2, Part A.5.) and shall procure that the IPR arrangements are entered into by the relevant US IP Opco or UK IP Opco on or immediately prior to the Effective Date.

l.   LITIGATION

     In the event that either Corp or plc becomes aware of anything which is likely to give rise to a claim or threat of litigation to it or the other entity, it shall inform the other of the relevant information as soon as possible and shall assist, so far as reasonably practicable, in investigating and defending the claim. In addition, Corp is entitled to require plc to take such steps and proceedings as Corp believes is necessary to defend such proceedings and plc shall not admit any liability or agree any compromise of such actions without Corp's prior written consent.

m.   MARCONI NAME

     Corp has agreed with effect from the Effective Date of the Corp Scheme to license the Marconi name to plc for an initial period of twelve months. The licence is non-exclusive, non-transferable and royalty free. plc has covenanted to use the Marconi name solely as its corporate name and not for any other purpose.

     plc has agreed that it will propose a resolution to its shareholders to change its company name at each and every general meeting convened for the transaction of business until such resolution is passed.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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     The licence terminates immediately upon the occurrence of certain events, for example any breach of the licence or an order for plc's winding-up, administration or dissolution being made or a liquidator, trustee in bankruptcy or receiver being appointed for plc.

n.   TAX

     Corp has agreed to surrender up to a maximum of L200 million of group relief to Ancrane and plc.

     plc has also undertaken to enter into an election with Corp and companies in the Corp Group, the effect of which will be the surrender of capital losses of approximately L15 billion to companies in the Corp Group by plc. Corp has agreed to make payments to plc as and when it or a subsidiary chooses to use these losses or one of the transferees of the losses is sold out of the Corp Group with unutilised capital losses.

     Corp has agreed to pay corporation tax on behalf of plc and Ancrane to the extent that it arises in their accounting periods commencing 1 April 2003 in respect of foreign exchange movements in relation to the Bonds and an inter-company loan to Highrose Limited.

o.   HIGHROSE DEBT

     Ancrane and plc have agreed, with effect from the Effective Date, to release Highrose Limited, a subsidiary of Corp, from its obligation to repay an inter-company loan of approximately L24 million to Ancrane.

p.   VAT GROUP

     Currently, several companies within the Group are not registered for VAT. It is proposed that some of these companies will apply to Customs & Excise to join the VAT group of which Corp is the representative member (the "Corp VAT group"). This will result in greater administrative efficiency and convenience.

q.   INTERCOMPANY TRADE BALANCES

     At the date of the Scheme Implementation Deed, plc was owed intra-group trade receivables from five Corp subsidiaries in an aggregate amount of L5,540,623. plc assigned the benefit of these intra-group trade receivables to Corp in consideration for Corp reducing the balance of L165,748,102 due to it from plc by an amount of L19,160,663.

r.   COUNTER INDEMNITIES AND WAIVERS

     Corp has agreed to indemnify plc for any claims (including related costs) against plc from Marconi Communications Limited arising as a result of any payment made by Marconi Communications Limited in settling plc's obligations under the contracts and termination of employment of Robert Meakin and Stephen Hare.

     Corp has also agreed to meet certain costs and expenses of various professional advisers in relation to the Restructuring, and has irrevocably and unconditionally waived any right of counter indemnity or right of reimbursement or other claim against plc in relation thereto, whether arising under contract, operation of law or otherwise.

s.   ESOP ESCROW AGREEMENT RELEASE

     Following payment by Corp to each ESOP Derivative Bank of its respective settlement payment pursuant to the ESOP Settlement Agreement, plc has agreed to unconditionally and irrevocably release all of its claims against its subsidiaries to the extent that they relate to the ESOP Derivative Transactions and the Funding Letters. Upon such release by plc, Corp will unconditionally and irrevocably release any claims that it has against plc arising from Corp's funding of Bedell Cristin Trustees in respect of cash collateral calls from the ESOP Derivatives Banks.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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t.   SECURITY POWER OF ATTORNEY

     plc has granted an irrevocable power of attorney by way of security for its obligations under the Scheme Implementation Deed in favour of Corp, such that Corp is able to do or cause to be done all such acts and things on plc's behalf in order to give effect to plc's obligations under the Scheme Implementation Deed.

u.   PLC WAIVERS

     Each company within the New plc Group has irrevocably and unconditionally agreed to waive and release each company within the Corp Group from any claim it may have against that Corp Group company which arises out of any matter or circumstance existing on or before the Effective Date other than any claim set out in the Statement and Waiver Agreement that is expressed to continue, notwithstanding the terms of that agreement, and any other claim intended to be excluded by the terms of either Scheme or contemplated by the Scheme Implementation Deed or the transactions contemplated by the Scheme Implementation Deed.

     plc has agreed that the distribution of plc Scheme Consideration to plc Scheme Creditors in respect of any guarantee or indemnity given by plc of any other Group Company (including plc's guarantee of the Bonds) will not give rise to any counter indemnity or right of reimbursement or other claim by plc against the relevant Group Company.

v.   STATEMENT AND WAIVER

     Each of Corp and plc and certain other Group Companies have agreed to enter into the statement and waiver arrangements in relation to certain inter-company balances described in part I, Section 2, Part D.6.

w.   PLC SCHEME EXPENSES

     Corp has agreed to procure the issue of a letter of credit (under the Performance Bonding Facility) in an amount of L2 million in favour of the plc Scheme Supervisors from time to time for them to draw on in relation to any Ongoing Costs. Corp has agreed to waive any right to reimbursement against plc arising as a result of any payment made by Corp as a result of any drawings by the plc Scheme Supervisors under such letter of credit. In the event that Corp is unable to procure the issue of the letter of credit, it has undertaken to provide the sum of L2 million for the plc Scheme Supervisors for drawing in relation to any Ongoing Costs on similar terms to those set out in the Scheme Implementation Deed and the Performance Bonding Facility Agreement in relation to the letter of credit.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 19
                               MATERIAL CONTRACTS

The following is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group within the two years immediately preceding the date of this document and those contracts entered into, or to be entered into, by any member of the Group not in the ordinary course of business which contain any provision under which any member of the Group has, or will have, any obligation or entitlement which is material to the Group at the date of this document or on or about the date of implementation of the Restructuring.

In this Appendix, + denotes a contract to which only a member or members of New plc Group is or are a party or parties, or will be a party or parties, while * denotes those contracts to which a member or members of New plc Group is or are a party or parties, or will be a party or parties, along with a member or members of Corp Group.

Where this Appendix refers to a material contract to which Corp and/or plc is a party as excluded from the Corp Scheme or the plc Scheme, this indicates that liabilities to Corp and/or plc (as applicable) under such a contract are not to be compromised by the relevant Scheme and are expected to be satisfied by the relevant entity in accordance with the terms of that contract. Liabilities of members of the Group (other than Corp and plc) under the material contracts set out in this Appendix will not be subject to the Schemes and are expected to be satisfied in accordance with the terms of that contract.

The terms of the Corp and plc Schemes (set out in parts II and III respectively) and the provisions of Appendix 9 shall take precedence over any statement contained in this Appendix that liabilities are compromised pursuant to, or excluded from, or not subject to, the Corp or plc Schemes.

1.     CONTRACTS PREVIOUSLY ENTERED INTO

1.1    EQUITY

       (a) SETTLEMENT DEED DATED 19 DECEMBER 2002 BETWEEN RT GROUP TELECOM SERVICES LIMITED ("RTSL"), RT GROUP PLC, CORP, ULTRAMAST LIMITED, JAMES SMITH AND NICHOLAS DARGAN. The shares in Ultramast Limited held by Corp have been cancelled through a capital reduction and a repayment of capital has been made to Corp. The Settlement Deed contains several indemnities: (1) Corp agreed to indemnify Ultramast Limited in respect of two employees seconded from the Corp Group, this indemnity is capped at L300,000; (2) Corp agreed to indemnify RT Group Telecom Services Limited in relation to a contract between Ente Sardo e Fognature and Ultramast Limited; this indemnity is capped at L1.68 million; and (3) Corp agreed to indemnify Ultramast Limited and RT Group Telecom Services Limited in respect of a side letter between plc and British Waterways Board ("BWB") (now known as British Waterways); this indemnity is capped at L10 million. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

1.2    ACQUISITIONS

       (a) MERGER AGREEMENT DATED 26 JUNE 2001 BETWEEN CORP AND EASYNET GROUP PLC ("EASYNET") RELATING TO THE MERGER OF IPSARIS LIMITED WITH EASYNET.

             Immediately following the completion of this transaction, Corp was the registered holder of approximately 30.9 million ordinary shares and approximately 48.6 million convertible ordinary shares in Easynet. The merger was completed on 26 July 2001 at which time the Easynet consideration shares issued to Corp in consideration for the disposal of Corp's shares in ipsaris Limited were admitted to the Official List of the UKLA. In February 2002 RTSL exercised the remaining part of its put option in respect of 1,324,054 ordinary shares in Easynet for an exercise price of approximately L20 million, although Corp disputed its obligation to pay this exercise price and claimed against RTSL in relation to alleged breaches by RTSL in respect of the performance of its obligations to Ultramast Limited (a joint venture company owned 50:50 by Corp and RTSL). This litigation has now been settled and the settlement provided for Corp to acquire the 1,324,054

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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          ordinary shares in Easynet. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (b) RELATIONSHIP AGREEMENT DATED 26 JUNE 2001 BETWEEN CORP AND EASYNET GROUP PLC ("EASYNET").

          The Relationship Agreement provides that Corp will exercise its powers of control to ensure Easynet is capable of carrying on its business independently of Corp and that all transactions and future relationships between the companies are at arm's length and on a normal commercial basis. The Relationship Agreement also includes provisions regarding the composition of the Easynet board of directors, restrictions on the acquisition of Easynet shares by Corp, the conversion of Easynet convertible ordinary shares into ordinary shares, non-competition between Corp and Easynet and confidentiality. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (c) SUBSCRIPTION AGREEMENT DATED 6 OCTOBER 2000 BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED AND SPLICE DO BRASIL TELECOMMUNICACOES E ELECTRONICA S.A. ("SPLICE").

          The agreement relates to the purchase of the business and certain assets of the transmission division of Splice in Brazil for a total consideration of up to US$169 million. The total consideration includes up to US$90 million subject to certain performance targets being met over a three year period. During the first year a performance-related payment of US$6.5 million was paid, and no performance-related payments are expected in respect of the second year. The maximum performance-related payments outstanding are US$83.5 million.

1.3    DISPOSALS

      (a) US RATIONALIZATION AGREEMENT DATED 28 AUGUST 2002 BETWEEN MARCONI COMMUNICATIONS, LIMITED; MARCONI COMMUNICATIONS S.P.A.; MARCONI SUD S.P.A.; MARCONI COMMUNICATIONS, INC. AND JABIL CIRCUIT, INC. ("JABIL").

          Pursuant to the manufacturing agreement of 13 June 2001 referred to in
          (o) below, a US Rationalization Agreement was entered into on 28 August 2002 by which all parties agreed to implement a rationalisation plan which involves the closure of the Bedford, Texas operation acquired by Jabil from the Group in 2001. The members of the Corp Group which are parties to the agreement will bear the costs of rationalisation.

      (b) SHARE PURCHASE AGREEMENT DATED 2 AUGUST 2002 BETWEEN MARCONI (BRUTON STREET) LIMITED, PLC AND FINMECCANICA SPA.

          On 2 August 2002 Marconi (Bruton Street) Limited entered into a Share Purchase Agreement to sell its interest in Marconi Mobile Holdings SpA to Finmeccanica SpA for a purchase price of E571.1 million in cash with E42.9 million in assumed debt (net of cash on the disposed business' balance sheet). Of the E571.1 million cash proceeds, E20 million was withheld as security in escrow for purchaser warranty claims. As part of the subsequent sale of OTE SpA to Finmeccanica SpA on 4 March 2003 E4 million of the funds held in escrow was released to the Group. E4 million was also put into a new escrow account in respect of trade payables from the Group to OTE. Marconi Mobile Holdings SpA and its subsidiaries conducted plc's strategic communications business. The strategic communications business designs, manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic, communications/command and control systems. The proceeds were received in the form of cash and in debt assumed by Finmeccanica SpA. The transaction closed on 2 August 2002. plc provided a guarantee for the performance of the obligations of Marconi (Bruton Street) Limited under the Share Purchase Agreement. Finmeccanica SpA has notified Marconi (Bruton Street) Limited and plc that it believes it has various claims under this agreement. Subject to the Corp Scheme becoming effective, the above guarantee will be novated from plc to Corp and will remain a

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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          liability of Corp after the Restructuring as it will be excluded from the Corp Scheme (see paragraph 2.9 below for further details).

      (c) EUROPEAN RATIONALISATION AGREEMENT DATED 11 APRIL 2002 BETWEEN
          MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS, INC. AND JABIL CIRCUIT, INC.

          Pursuant to the manufacturing agreement of 13 June 2001 referred to in
          (o) below, a European Rationalisation Agreement was entered into on 11 April 2002 by which all parties agreed to implement a rationalisation plan, which involves a downsizing and some relocation of Jabil's operations in England and in Italy which had previously been acquired from the Group in June 2001. The members of the Corp Group which are parties to the agreement will bear the costs of the rationalisation.

      (d) STOCK PURCHASE AGREEMENT DATED 10 JANUARY 2002 IN RESPECT OF THE
          SALE OF PLC'S DATA SYSTEMS SUBSIDIARIES BY MARCONI SYSTEMS HOLDINGS, INC., CORP AND AB DICK HOLDINGS LIMITED TO DH HOLDINGS CORP., LAUNCHCHANGE LIMITED AND KOLLMORGEN S.A.S. AND A GUARANTEE DATED 10 JANUARY 2002 FROM PLC IN FAVOUR OF DH HOLDINGS CORP., LAUNCHCHANGE AND KOLLMORGEN S.A.S.*

          On 10 January 2002 subsidiaries of plc entered into a Stock Purchase Agreement to sell their interests in Marconi Data Systems Inc. and certain affiliated entities to subsidiaries of Danaher Corporation plc for a purchase price of approximately US$400 million. The companies sold conducted plc's ink jet printing business. The transaction closed on 5 February 2002. plc provided a guarantee for the performance of the obligations of Corp, Marconi Systems Holdings Inc. and AB Dick Holdings Limited under the Stock Purchase Agreement. DH Holdings Corp. has notified Corp and plc that it believes it has various claims under this Agreement. Liabilities of plc under the guarantee will be compromised pursuant to the plc Scheme. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (e) SALE AND PURCHASE AGREEMENT DATED 20 DECEMBER 2001, AS RESTATED, FOR THE SALE OF CORP'S 50 PER CENT. SHAREHOLDING IN GENERAL DOMESTIC APPLIANCES HOLDINGS LIMITED ("GDA") BETWEEN MERLONI ELETTRODOMESTICI SPA AND CORP, FOR A CASH CONSIDERATION OF E195.5 MILLION.

          The transaction, which was subject to regulatory approval and other closing conditions, closed on 8 March 2002. Prior to completion of the transaction, plc received a dividend of L23 million from GDA. This comprised the annual cash dividend associated with plc's stake in GDA, together with a special dividend relating to the proceeds from the sale by GDA of its subsidiary, GDA Applied Energy Ltd. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (f) STOCK PURCHASE AGREEMENT DATED 20 DECEMBER 2001 BETWEEN CORP, MARCONI SYSTEMS HOLDINGS INC., DH HOLDINGS CORP AND LAUNCHCHANGE LIMITED.

          On 20 December 2001 subsidiaries of plc entered into a Stock Purchase Agreement to sell their interests in Marconi Commerce Systems Inc. and Marconi Commerce Systems Limited to subsidiaries of Danaher Corporation plc for a purchase price of US$325 million. The companies being sold conducted the Group's fuel dispensing equipment and retail automation businesses. The transaction closed on 1 February 2002. plc provided a guarantee for the performance of the obligations of its subsidiaries under the Stock Purchase Agreement. DH Holdings Corp has notified Corp and plc that it believes it has various claims under this Agreement. The liabilities of plc under the guarantee will be compromised pursuant to the plc Scheme. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (g) ASSET PURCHASE AGREEMENT DATED 17 DECEMBER 2001, AS AMENDED, BETWEEN CORP, MARCONI OPTICAL COMPONENTS LIMITED AND BOOKHAM TECHNOLOGY P.L.C. ("BOOKHAM").

          On 17 December 2001 Marconi Optical Components Limited agreed to sell the assets and liabilities of its optical components business based at Caswell, Northamptonshire and Chelmsford, Essex, to

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          Bookham in exchange for 12,891,000 ordinary shares in Bookham, equivalent to 9 per cent. of the issued ordinary share capital of Bookham. Based on the mid-market closing share price of Bookham on 14 December 2001, Marconi Optical Components Limited received shares then worth L19,723,230. The transaction closed on 1 February 2002. Pursuant to a subsequent agreement between Bookham and Nortel Technologies Inc., Corp now owns approximately 6 per cent. of Bookham. Liabilities of Corp under the Asset Purchase Agreement, as amended, are excluded from the Corp Scheme.

      (h) GLOBAL PROCUREMENT AGREEMENT DATED 17 DECEMBER 2001 BETWEEN MARCONI COMMUNICATIONS, INC. AND BOOKHAM TECHNOLOGY P.L.C. ("BOOKHAM").

          On 17 December 2001 Marconi Communications, Inc. entered into a supply agreement with Bookham pursuant to which Marconi Communications, Inc. agreed to purchase L30 million of Bookham's optical components with the benefit of a guarantee from Corp given under the Asset Purchase Agreement referred to in (g) above. The purchase commitment is split on a quarter-by-quarter basis and will end on 30 June 2003. Liabilities of Corp under the guarantee are excluded from the Corp Scheme.

      (i) BLOCK TRADE AGREEMENT DATED 28 NOVEMBER 2001 BETWEEN MARCONI MOBILE SPA AND SALOMON BROTHERS INTERNATIONAL LIMITED UNDER WHICH MARCONI MOBILE SPA DISPOSED OF 6,163,641 OF ITS 11,083,625 SHARES IN LOTTOMATICA SPA, AN ITALIAN REGISTERED COMPANY FOR A TOTAL CONSIDERATION OF APPROXIMATELY E40 MILLION.

          These sales formed part of the Group's programme of disposing of certain investments in its non-core asset portfolio. Pursuant to the agreement, Marconi Mobile SpA sold to Salomon Brothers International Limited an aggregate of 6,163,641 ordinary shares in the share capital of Lottomatica SpA, a company organised under the laws of Italy. The purchase price was a net price of E6.52 per share making a total consideration of E40,186,939.32. The completion of the sale and purchase of the shares took place on 3 December 2001. The shares were purchased by Salomon Brothers International Limited as a block trade subject to the rules of Consob and the Mercato Telematico Azionario and additional matters set out in the agreement. The remaining 4,919,984 shares were sold pursuant to De Agostini's public offer for Lottomatica shares for a total cash consideration of approximately E32 million received on 4 February 2002.

      (j) SALE AGREEMENT RELATING TO THE SALE BY CORP OF ITS REMAINING SHAREHOLDING OF 1.49 PER CENT. IN LAGARDERE SCA, A LISTED FRENCH COMPANY, TO SALOMON BROTHERS INTERNATIONAL LIMITED ON 26 SEPTEMBER 2001 FOR APPROXIMATELY E69 MILLION.

          This sale formed part of the Group's programme of disposing of certain investments in its non-core asset portfolio. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (k) ASSET SALE AND LEASEBACK AGREEMENT DATED 26 SEPTEMBER 2001 BETWEEN MARCONI FLEET MANAGEMENT LIMITED AND INCHCAPE VEHICLE CONTRACTS LIMITED AND IVC CONTRACT HIRE LIMITED.

          On 26 September 2001 Marconi Fleet Management Limited, a wholly-owned subsidiary of Corp, entered into a sale agreement for a substantial part of its fleet of motor vehicles with Inchcape Vehicle Contracts Limited. Gross sale proceeds of L28.5 million were received by Marconi Fleet Management Limited, which on the same date entered into a lease agreement in respect of the said vehicles with IVC Contract Hire Limited, an associated company of Inchcape Vehicle Contracts Limited. As part of this transaction a Deed of Continuing Indemnity was entered into dated 26 September 2001 between Corp and IVC Contract Hire Limited under which Corp agreed to indemnify IVC Contract Hire Limited against certain losses payable by Marconi Fleet Management Limited resulting from or arising out of the agreements entered into with Marconi Fleet Management on or after 26 September 2001. This includes amounts due on termination of all or any of the agreements or acceptance by IVC Contract Hire Limited of repudiation by Marconi Fleet

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          Management Limited. Liabilities of Corp under these agreements are excluded from the Corp Scheme.

      (l) SALE AND PURCHASE AGREEMENT DATED 12 JULY 2002 BETWEEN CORP AND REDWOOD 2002 LIMITED IN RESPECT OF THE SALE OF MARCONI APPLIED TECHNOLOGIES LIMITED, MARCONI APPLIED TECHNOLOGIES INC. AND THE ASSETS OF MARCONI APPLIED TECHNOLOGIES S.A. TO REDWOOD 2002 LIMITED FOR L57 MILLION.

          The consideration for the sale to Redwood 2002 Limited, a company owned by 3i and funds associated with 3i, comprised L50 million in cash and a L7 million vendor loan note. The sale of Marconi Applied Technologies Limited and Marconi Applied Technologies Inc. completed on 12 July 2002; the sale of the assets of Marconi Applied Technologies S.A., which was subject to French regulatory consent, completed on 23 August 2002. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (m) STOCK PURCHASE AGREEMENT DATED 3 JULY 2001 (AS AMENDED) BETWEEN CORP, MARCONI SYSTEMS HOLDINGS, INC. AND KONINKLIJKE PHILIPS ELECTRONICS N.V. ("PHILIPS ELECTRONICS").*

          On 3 July 2001 subsidiaries of plc entered into a Stock Purchase Agreement with Koninklijke Philips Electronics N.V. pursuant to which such subsidiaries sold to Philips Electronics their interests in Marconi Medical Systems Holdings, Inc. and certain affiliates for a purchase price of US$1.1 billion. The subsidiaries being sold conducted plc's medical imaging equipment business and its radiological supplies distribution business. The transaction closed on 19 October 2001. By an amendment agreement dated 15 July 2002 the consideration was reduced to US$837 million. plc provided a guarantee for the performance of the obligations of its subsidiaries under the Stock Purchase Agreement. In connection with the post-closing adjustments provided for in the Stock Purchase Agreement, certain of the Group's obligations under the Stock Purchase Agreement have been terminated and a Communications Solutions Agreement, under which Philips Electronics was obligated to make certain purchases from the Group, has been terminated. The liabilities of plc under the guarantee will be compromised pursuant to the plc Scheme. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (n) PURCHASE AND SALE AGREEMENT DATED 19 JUNE 2001 BETWEEN CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED AND CORP.

          The Purchase and Sale Agreement was entered into by Corp in order to sell 12,200,640 shares it held in Alstom S.A. to Credit Suisse First Boston (Europe) Limited and its affiliates. The net purchase price was E31.75 per share, for an aggregate purchase price of E387,370,320. The sale of shares to Credit Suisse First Boston (Europe) Limited took place outside of the United States pursuant to Regulation D of the US Securities Act. The Purchase and Sale Agreement contained customary representations and warranties and covenants including an undertaking by Credit Suisse First Boston (Europe) Limited and its affiliates and persons acting on their behalf not to sell the shares in the United States except as set forth in the Annex to the Purchase and Sale Agreement, not to engage in any general advertising or general solicitation within the meaning of Regulation D of the US Securities Act or in any manner involving a public offering within the meaning of
          Section 4(2) of the US Securities Act of 1933 and not to engage in any directed selling efforts or conditioning of the market for shares in the United States or to United States persons, except as permitted under US federal and state securities laws. Settlement of the aggregate purchase price was made on 25 June 2001. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (o) MANUFACTURING AGREEMENT DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS GMBH, MARCONI COMMUNICATIONS, INC. AND JABIL CIRCUIT, INC. ("JABIL")

          Pursuant to the Business Sale Agreement dated 11 January 2001 referred to in (s) below, a Manufacturing Agreement was entered into under which Jabil agreed to manufacture, assemble,

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          test, package and deliver certain products (mostly those which were manufactured in the facilities sold under the Business Sale Agreement thereafter) to members of the Group. The Agreement is for an initial term of four years and continues until not less than six months' written notice of termination is given.

      (p) AGREEMENT FOR REPAIR SERVICES DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED; MARCONI COMMUNICATIONS S.P.A.; MARCONI SUD S.P.A.; MARCONI COMMUNICATIONS GMBH; MARCONI COMMUNICATIONS, INC. AND JABIL CIRCUIT, INC. ("JABIL")

          Pursuant to the Business Sale Agreement dated 11 January 2001 referred to in (s) below, a Repair Services Agreement was entered into by which Jabil agreed to provide a warehouse storage, inventory management, product repair and return service to members of the Group. The Agreement is for an initial term of four years and continues thereafter until not less than six months' written notice of termination is given.

      (q) DISPOSAL OF VARIOUS PROPERTIES.

          Since 25 March 2001, the Group has sold a number of sites to various purchasers. The four largest disposals were between Corp and Geoffrey
          M. Warren for L34 million in respect of the freehold site at Wembley East Lane Business Park; Marconi Communications Limited and B.L.C.T. (14033) Limited for L21 million for the freehold site at New Century Park, Coventry; between Corp and Paul Smith Limited for L10.7 million for the leasehold site at Kemble House, London, and Marconi Communications International Holdings Limited in respect of the sale of the freehold of Edge Land, Liverpool to the North West Development Agency for L17.25 million. Liabilities of Corp under the agreement between Corp and Geoffrey M. Warren and the agreement between Corp and Paul Smith Limited are excluded from the Corp Scheme.

      (r) UNDERWRITING AGREEMENT DATED 8 FEBRUARY 2001 BETWEEN CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, SOCIETE GENERALE AND MERRILL LYNCH INTERNATIONAL AS UNDERWRITERS, ALCATEL S.A. ("ALCATEL"), CORP AND ALSTOM S.A. ("ALSTOM").

          Under the Underwriting Agreement, Corp and Alcatel sold to Credit Suisse First Boston (Europe) Limited, Societe Generale, Merrill Lynch International and other underwriters an equal number of shares of Alstom in connection with a global offering of 63,970,074 shares. In addition, Credit Suisse First Boston (Europe) Limited, Societe Generale, Merrill Lynch International and other underwriters agreed to purchase from Alcatel and Corp such of 7,107,786 Alstom shares (if any) as were not sold in a French retail offering. The underwriters were also granted an option to purchase further Alstom shares in order to cover overallotments in relation to the offering. Each of the underwriters received an underwriting commission in respect of its underwriting commitment. Corp sold approximately 76 per cent. of its approximate 24 per cent. ownership in Alstom for cash proceeds of L631 million. The Underwriting Agreement contained customary warranties, undertakings and indemnities from Alstom, Corp and Alcatel. Liabilities of Corp under this agreement are excluded from the Corp Scheme.

      (s) SUPPLEMENTAL AGREEMENT DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS GMBH, MARCONI COMMUNICATIONS REAL ESTATE GMBH, MARCONI COMMUNICATIONS LIMITED, JABIL CIRCUIT OF TEXAS LP, JABIL CIRCUIT UK LIMITED, JABIL CIRCUIT, INC. ("JABIL") AND JABIL CIRCUIT ITALIA SRL.

          Pursuant to a Business Sale Agreement dated 11 January 2001 between members of the Group and Jabil, members of the Group agreed to sell to Jabil certain of their manufacturing and related assets located in England, Italy, Germany and the United States. A Supplemental Agreement dated 13 June 2001 was agreed by the parties by which further manufacturing and related assets located in England and the United States were sold to Jabil and certain amendments were made to the Business Sale Agreement. The transaction completed in the UK and Italy on 13 June 2001 and in the US on 15 October 2001 for a total consideration of US$184 million. The previously announced

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          transfer of the operation at Offenburg, Germany did not proceed for legal and operational reasons. Marconi Communications Limited is guarantor for the performance of the obligations of its associated companies under both the Business Sale Agreement and the Supplemental Agreement.

      (t) AMENDMENT AGREEMENT DATED 22 JANUARY 2003 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., JABIL CIRCUIT UK LIMITED, JABIL CIRCUIT, INC. AND JABIL CIRCUIT ITALIA SRL.

          Pursuant to a Business Sale Agreement dated 11 January 2001 and a Supplemental Agreement dated 13 June 2001 referred to in (s) above, an Amendment Agreement was entered into by which the parties agreed to amend certain terms within the Business Sale Agreement and the Supplemental Agreement including, inter alia, the payment of deferred premia by Jabil Circuit UK Limited and Jabil Circuit Italia Srl and the volume payments due from Marconi Communications Limited and Marconi Sud S.p.A.

1.4    FINANCINGS

      (a) AGREEMENT DATED 6 AUGUST 2002 BETWEEN CORP AND BARCLAYS RELATED TO THE TERMINATION OF CERTAIN INTEREST RATE SWAP TRANSACTIONS.

          On 6 August 2002 Corp and Barclays agreed to terminate certain interest rate swap transactions with effect from 7 August 2002. As part of that termination, Barclays agreed to lend to Corp approximately US$24.8 million in payment of the settlement amount related to the termination.

          The loan bears interest at LIBOR plus 2.25 per cent. With effect from 25 March 2003, the loan is repayable on demand.

          The loan is secured on, and subject to, the terms of the interim security described below in paragraph 1.7. The liabilities of Corp under this agreement will be compromised pursuant to the Corp Scheme.

      (b) AGREEMENT DATED 6 AUGUST 2002 BETWEEN JPMORGAN CHASE BANK ("JPMORGAN") AND CORP RELATED TO THE TERMINATION OF CERTAIN INTEREST RATE SWAP AND FOREIGN EXCHANGE TRANSACTIONS.

          On 6 August 2002 Corp and JPMorgan agreed to terminate certain interest rate swap and foreign exchange transactions with effect from 7 August 2002. As part of that termination, JPMorgan agreed to lend to Corp approximately US$56.1 million in payment of the settlement amount related to the termination.

          The loan bears interest at LIBOR plus 2.25 per cent. With effect from 25 March 2003, the loan is repayable on demand.

          The loan is secured on, and subject to, the terms of the interim security described below in paragraph 1.7. The liabilities of Corp under this agreement will be compromised pursuant to the Corp Scheme.

      (c) AGREEMENT DATED 4 NOVEMBER 2002 BETWEEN UBS AG ("UBS") AND CORP RELATED TO THE PAYMENT OF INTEREST ON CERTAIN INTEREST RATE SWAP TRANSACTIONS.

          Pursuant to this agreement Corp paid an amount of US$4,388,542 to UBS ("True-up Payment"), being a pro-rata portion (by reference to the period from 3 May 2002 to 15 October 2002) of the contractual payment due from Corp to UBS under an interest rate swap in respect of the period from 3 May 2002 to 4 November 2002. This pro-rata payment was consistent with the Heads of Terms.

          Following the making of the True-up Payment, UBS unilaterally terminated the interest rate swap, as a result of which a termination sum of US$30,950,000 (the "Termination Sum") became payable by Corp to UBS.

          With effect from 25 March 2003, each of the unpaid portion of the contractual payment (US$531,944.11) ("Unpaid Portion") and the Termination Sum is payable on demand.

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          The Termination Sum is accruing interest (from 4 November 2002) at a rate of 2.6525 per cent. per annum.

          At the time the agreement was entered into, the liability of Corp to UBS in respect of the interest rate swap (including the Unpaid Portion and the Termination Sum) was subject to the interim security described below in paragraph 1.7. The liabilities of Corp in respect of the Unpaid Portion and the Termination Sum will be compromised pursuant to the Corp Scheme.

      (d) INTERIM BONDING FACILITY DATED 10 MAY 2002 BETWEEN HSBC, BARCLAYS
          AND MARCONI BONDING LIMITED ("MBL") (AS AMENDED BY AN AMENDMENT LETTER DATED 24 OCTOBER 2002, UNDER WHICH JPMORGAN CHASE BANK ("JPMORGAN") ACCEDED AS A NEW BANK PURSUANT TO THE INTERIM BONDING FACILITY AND AS FURTHER AMENDED BY AN AMENDMENT LETTER DATED 28 MARCH 2003), COUNTER INDEMNITY AGREEMENT BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 10 MAY 2002, SECURITY OVER CASH AGREEMENT BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 10 MAY 2002, COUNTER INDEMNITY AGREEMENT GIVEN BY MBL IN FAVOUR OF JPMORGAN DATED 29 OCTOBER 2002 AND SECURITY OVER CASH AGREEMENT GIVEN BY MBL IN FAVOUR OF JPMORGAN DATED 29 OCTOBER 2002.

          In May 2002 an interim bonding facility of L60 million was provided by HSBC and Barclays under which MBL can request bonds to be issued by those banks on behalf of members of the Group. The bonds are required to be fully cash collateralised and security is required to be given over all cash deposits under separate agreements between MBL and each bank. In October 2002 the interim bonding facility was amended to increase the facility limit to L150 million and to introduce JPMorgan as a party to the interim bonding facility. The availability period under the interim bonding facility expires on the date notified to MBL by HSBC, Barclays and JPMorgan. The banks may notify expiry of availability on the Schemes becoming effective and implemented in accordance with their terms.

      (e) TEMPORARY BONDING FACILITY AGREEMENT DATED 8 FEBRUARY 2002 BETWEEN HSBC, BARCLAYS AND MARCONI BONDING LIMITED ("MBL") (AS AMENDED), COUNTER INDEMNITY AGREEMENTS BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 8 FEBRUARY 2002, CASH COLLATERAL AGREEMENTS BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 8 FEBRUARY 2002.

          In February 2002 a temporary bonding facility was provided by HSBC and Barclays under which MBL could request bonds to be issued by those banks on behalf of members of the Group. The bonds were required to be fully cash collateralised (although security was not given over those deposits). If any bond issued under the facility is extended, security must be given over the relevant deposit. The availability period under the temporary bonding expired on 29 March 2002.

      (f) PURCHASE AGREEMENTS DATED 17 DECEMBER 2001 AS EXTENDED ON 14 JANUARY 2002 BETWEEN ANCRANE, A SUBSIDIARY OF PLC, MORGAN STANLEY & CO. INCORPORATED AND MORGAN STANLEY AND CO. INTERNATIONAL LIMITED FOR THE PURCHASE ON BEHALF OF ANCRANE FROM VARIOUS PRIVATE VENDORS OF E500,000,000 5.625 PER CENT. BONDS DUE 2005, E1,000,000,000 6.375 PER
          CENT. BONDS DUE 2010, US$900,000,000 7 3/4 PER CENT. BONDS DUE 2010 AND US$900,000,000 8 3/8 PER CENT. BONDS DUE 2030 ISSUED BY CORP.+

          Pursuant to these transactions during December 2001 and January 2002, Ancrane has purchased in privately negotiated transactions E67.9 million in principal amount (13.6 per cent.) of the E500,000,000 5.625 per cent. bonds due 2005 (the 2005 Eurobonds), approximately E256.7 million in principal amount (25.7 per cent.) of the E1,000,000,000
          6.375 per cent. bonds due 2010 (the 2010 Eurobonds), approximately US$131.0 million in principal amount (14.6 per cent.) of the US$900,000,000 7 3/4 per cent. bonds due 2010 (the 2010 Yankee Bonds) and approximately US$130.1 million in principal amount (14.5 per cent.) of the US$900,000,000 8 3/8 per cent. bonds due 2030 (the 2030 Yankee Bonds) issued by Corp. Following this purchase, approximately E432.1 million in principal amount of the 2005 Eurobonds, approximately E743.3 million in principal amount of the 2010 Eurobonds, approximately US$769.0 million in principal amount of the 2010 Yankee Bonds and approximately US$769.9 million in principal amount of the 2030

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          Yankee Bonds remain in issue and not held by plc or any of its subsidiaries. Liabilities of Corp under these bonds will be compromised pursuant to the Corp Scheme.

      (g) BANK FACILITY AGREEMENT DATED 25 MARCH 1998 ("BANK FACILITY")
          BETWEEN THE GENERAL ELECTRIC COMPANY, P.L.C. (NOW KNOWN AS CORP), HSBC INVESTMENT BANK PLC (NOW KNOWN AS HSBC BANK PLC) ("HSBC"), AS THE AGENT, MARINE MIDLAND BANK, AS THE US SWINGLINE AGENT, THE BANKS WHICH HAVE PARTICIPATED IN PROVIDING THE CREDIT FACILITY, AND OTHER FINANCIAL INSTITUTIONS, AS THE JOINT LEAD ARRANGERS, AS AMENDED FROM TIME TO TIME.*

          The Bank Facility originally provided for the banks to make available to Corp and certain of its subsidiaries a committed multicurrency 364-day revolving credit facility up to the amount of E1,500,000,000 and a 5-year committed multicurrency revolving credit facility up to the amount of E4,500,000,000. plc guarantees the facilities. The purpose of the revolving facilities was:

               (i) in the case of the 364-day facility, to finance the bridging and liquidity requirements of plc and its subsidiaries; and

               (ii) in the case of the 5-year facility, to finance the general corporate purposes of plc and its subsidiaries.

          The 364-day facility expired on 22 March 2001 and the 5-year facility expired on 25 March 2003. On 22 March 2002, Corp and plc agreed to cancel all undrawn commitments under the 5-year facility and that all borrowings under the 5-year facility would be repayable on demand by HSBC, as agent for the banks. No demand for the repayment of the borrowings, or any part thereof, has been made by HSBC.

          Borrowings under the 5-year facility originally carried interest at a rate equal to the aggregate of LIBOR plus 0.175 per cent. On 1 April 2002, Corp and plc agreed to increase the interest margin on borrowings from 0.175 per cent. to 2.25 per cent. with effect from 1 April 2002. Accrued interest on the borrowings is repayable on the last day of each interest period. With effect from 30 September 2002, each outstanding advance under the five-year facility was converted into a term loan.

          Borrowings under the 5-year facility are secured on, and subject to, the terms of the interim security detailed in paragraph 1.7 below. The liabilities of each of Corp and plc under this agreement will be compromised pursuant to the Corp Scheme and plc Scheme, respectively.

1.5    DEBT OFFERINGS

      (a) INDENTURE DATED 19 SEPTEMBER 2000 RELATING TO US$900,000,000 7 3/4 PER CENT. BONDS DUE 2010 (THE "2010 BONDS") AND US$900,000,000 8 3/8
          PER CENT. BONDS DUE 2030 (THE "2030 BONDS") BETWEEN CORP, PLC AND THE BANK OF NEW YORK (TOGETHER THE "YANKEE BONDS").*

          Corp is the issuer of the Yankee Bonds and plc guarantees the Yankee Bonds. The guarantee will terminate on the date that plc is unconditionally and irrevocably released from all its obligations as guarantor under the Bank Facility and the Eurobond trust deeds dated 30 March 2000. The Yankee Bonds are listed on the Luxembourg Stock Exchange and are governed by New York law.

          The 2010 bonds will mature on 15 September 2010 and the 2030 bonds will mature on 15 September 2030. Interest is payable on the Yankee Bonds on 15 March and 15 September of each year, beginning on 15 March 2001. The Yankee Bonds may be redeemed in whole or in part at any time at a redemption price determined in accordance with the terms of the indenture plus accrued interest to the date of redemption. The indenture includes the following provisions:

          (i) limitations on the ability of Corp to merge or consolidate with another company, or to transfer or sell all or substantially all of the Group's assets;

          (ii) limitations on the ability of Corp or any material subsidiary to incur any debt secured by an encumbrance on the property or equity interests of Corp or any material subsidiary unless the Yankee Bonds are equally secured, subject to certain exceptions;

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          (iii) limitations on the ability of plc to guarantee any debt securities of Corp without providing a similar guarantee in respect of the Yankee Bonds, subject to certain exceptions; and

          (iv) limitations on the ability of Corp or any material subsidiary to enter into sale and leaseback transactions, subject to certain exceptions.

          The indenture for the Yankee Bonds contains events of default, including:

          (i)   bankruptcy or insolvency of Corp or plc;

          (ii) failure by Corp to pay interest when due on the Yankee Bonds if not cured within a period of 14 days;

          (iii) failure of Corp or plc to perform or observe its obligations under the Yankee Bonds or the indenture (if not cured within 30 days);

          (iv) an event of default under existing agreements for borrowed money causing amounts due under those agreements to become due prematurely, or Corp or plc failing to make payment of such amounts within five business days of the due date for payment or, if longer, within any applicable grace period; and

          (v) plc's guarantee of the Yankee Bonds not being, or being claimed by plc not to be, in full force and effect (other than following its termination in accordance with its terms).

          The failure to repay borrowings under the Bank Facility would trigger an event of default under the Yankee Bonds.

          The Yankee Bonds rank at least equal to all other existing and future senior unsecured debt of Corp.

          The bonds are represented by a global security deposited with The Bank of New York as depositary for The Depositary Trust Company or its successor or nominee.

          The Yankee Bonds are secured on, and subject to, the terms of the interim security described below in paragraph 1.7. The liabilities of each of Corp and plc under the Yankee Bonds will be compromised pursuant to the Corp Scheme and plc Scheme respectively.

      (b) TRUST DEED DATED 30 MARCH 2000 RELATING TO E500,000,000 5.625 PER CENT. BONDS DUE 2005 BETWEEN CORP, PLC AND THE LAW DEBENTURE TRUST CORPORATION P.L.C., AND TRUST DEED DATED 30 MARCH 2000 RELATING TO E1,000,000,000 6.375 PER CENT. BONDS DUE 2010 BETWEEN CORP, PLC AND THE LAW DEBENTURE TRUST CORPORATION P.L.C. (THE "EUROBONDS")*

          Corp is the issuer of the Eurobonds and plc guarantees the Eurobonds. The guarantee will terminate on the date that Corp certifies to the Eurobond Trustee that plc has been unconditionally and irrevocably released from all its obligations as guarantor under the Bank Facility. The Eurobonds are traded on the London Stock Exchange's market for listed securities. The Eurobonds bear interest at a fixed rate per annum on their outstanding principal amount from and including 30 March 2000, payable annually in arrears on 30 March. The first interest payment date was 30 March 2001. Corp or any of its subsidiaries may purchase the Eurobonds in any manner and at any time. The trust deeds governing the Eurobonds provide for events of default, including:

          (i)   bankruptcy or insolvency of Corp or plc;

          (ii) failure by Corp to pay interest when due on the Eurobonds if not cured within a period of 14 days;

          (iii) failure of Corp or plc to perform or observe its obligations under the trust deeds governing the Eurobonds (if not cured within a period of 30 days);

          (iv) an event of default under existing agreements for borrowed money causes amounts due under those agreements in excess of a specified sum to become due prematurely, or Corp or plc failing to make payment of such amounts within five business days of the due date for payment, or, if longer, within any applicable grace period; and

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             (v) plc's guarantee of the Eurobonds is not, or is claimed by plc not to be, in full force and effect (other than following its termination in accordance with its terms).

             The failure to repay borrowings under the Bank Facility would trigger an event of default under the Eurobonds.

             For so long as the Eurobonds remain outstanding, Corp has agreed that it will not, without taking actions which satisfy the Eurobond trustee or 75 per cent. of the holders of the Eurobonds, create or have outstanding any mortgage, charge, pledge, lien or other security interest on any of its present or future assets or revenues to secure debt securities. Except for the guarantee of the Eurobonds by plc, Corp has agreed that it will not, without taking actions which satisfy the Eurobond trustee or 75 per cent. of the holders of the Eurobonds, permit to exist any other guarantee of or indemnity or any arrangement having similar effect from plc relating to debt securities of Corp. These provisions are not violated by the interim security.

             The Eurobonds are secured on, and subject to, the terms of the interim security described below in paragraph 1.7. The liabilities of each of Corp and plc under the Eurobonds will be compromised pursuant to the Corp Scheme and the plc Scheme, respectively.

       (c) FLOATING RATE UNSECURED GUARANTEED LOAN NOTES DUE 28 JULY 2005 ISSUED BY CORP RELATING TO THE ACQUISITION OF ALBANY PARTNERSHIP LIMITED ("APT") WITH A TOTAL FACE VALUE OF L31,416,000 (THE "LOAN NOTES"), BANK GUARANTEE BY HSBC BANK PLC DATED 28 JULY 2000 IN FAVOUR OF THE HOLDER OF LOAN NOTE NO. 1, (THE "HSBC GUARANTEE") AND BANK GUARANTEES BY COMMERZBANK AG DATED 16 AUGUST 2000 IN FAVOUR OF THE HOLDERS OF LOAN NOTES NO. 2 AND NO. 3 RESPECTIVELY (THE "COMMERZBANK GUARANTEES").

             plc issued the Loan Notes to the sellers of shares in APT on 28 July 2000 as part of the consideration for the purchase of APT by plc. The Loan Notes were guaranteed by HSBC and Commerzbank AG. On 15 August 2000, the shares in APT were transferred from plc to Corp, the consideration for which consisted of a cash payment, the forgiveness of a debt owed by plc to Corp and the substitution of Corp as principal debtor under the Loan Notes.

             The final repayment date under the Loan Notes was 28 July 2005. However, the holders of the Loan Notes were first entitled to redeem the Loan Notes on 28 October 2002. Redemption notices were issued by the holders of the Loan Notes on 29 July 2002 and 22 August 2002 requiring Corp to redeem the Loan Notes on 28 October 2002. When the Loan Notes were not redeemed by Corp on that date, the Loan Note holders claimed under the HSBC Guarantee and Commerzbank Guarantees respectively. As a result of the payment of the outstanding principal and interest on the Loan Notes under the HSBC Guarantee and the Commerzbank Guarantees, the Loan Notes are no longer outstanding, but each of HSBC and Commerzbank AG has a counter indemnity claim against Corp. The liabilities of Corp under those counter-indemnities will be compromised pursuant to the Corp Scheme.

1.6.   BANK AND BONDHOLDER UNDERTAKINGS

       (a) LETTER OF UNDERTAKING DATED 25 APRIL 2002 FROM CORP AND PLC TO THE CO-ORDINATION COMMITTEE AND HSBC INVESTMENT BANK PLC (NOW KNOWN AS "HSBC BANK PLC") AS AGENT UNDER THE BANK FACILITY, AS AMENDED AND SUPPLEMENTED.*

             On 25 April 2002, plc and Corp gave certain undertakings in favour of the Group's Syndicate Banks. The undertakings extend to activities of the members of the Group and include restrictions, subject to certain exceptions, on the incurrence of additional financial indebtedness, the repayment of financial indebtedness, disposals of assets, acquisitions of businesses and shares, the creation of security, the entry into Intellectual Property arrangements with customers, the payment of dividends and other distributions and intra-group transactions. Following the expected release of the interim security on the Release Date, the undertakings will also govern the arrangements with respect to the Lockbox Accounts. The undertakings do not restrict activities that are conducted by Group

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          members in the ordinary course of trading. The undertakings, which were renewed and modified on 28 March 2003, will terminate automatically on the Effective Date of the Corp Scheme.

      (b) LETTER OF UNDERTAKING DATED 30 MAY 2002 FROM CORP AND PLC TO THE INFORMAL COMMITTEE OF BONDHOLDERS, AS AMENDED AND SUPPLEMENTED.*

          On 30 May 2002 Corp and plc gave certain undertakings in favour of an ad-hoc informal committee of the Group's bondholders. The undertakings extend to activities of the members of the Group and include restrictions, subject to certain exceptions, on the incurrence of additional financial indebtedness, the repayment of financial indebtedness, disposals of assets, acquisitions of businesses and shares, the creation of security, the entry into Intellectual Property arrangements with customers, the payment of dividends and other distributions and intra-group transactions. Following the expected release of the interim security on the Release Date (as defined in part I, Section 2, Part D.1), the undertakings will also govern the arrangements with respect to the Lockbox Accounts. The undertakings do not restrict activities that are conducted by Group members in the ordinary course of trading. The undertakings, which were renewed and modified on 28 March 2003, will terminate automatically on the Effective Date of the Corp Scheme.

1.7   INTERIM SECURITY

      TRUST DEED DATED 13 SEPTEMBER 2002 (AS AMENDED BY AMENDMENT DEEDS DATED 13 DECEMBER 2002 AND 28 MARCH 2003) BETWEEN HSBC INVESTMENT BANK PLC (NOW KNOWN AS "HSBC BANK PLC") AS A TRUSTEE, CORP AND HIGHROSE LIMITED, BANKS' SECURITY OVER CASH DEED DATED 13 SEPTEMBER 2002 BETWEEN HSBC INVESTMENT BANK PLC AS TRUSTEE AND HIGHROSE LIMITED, AND BONDHOLDERS' SECURITY OVER CASH DEED DATED 13 SEPTEMBER 2002 BETWEEN HSBC INVESTMENT BANK PLC AS TRUSTEE AND HIGHROSE LIMITED.

      On 13 September 2002 interim security was granted over the cash held by Highrose Limited (a special purpose subsidiary of Corp) in the Lockbox Accounts in favour of the Group's Bank Creditors and Secured Bondholders (each as defined in part I, Section 2, Part D.1) and Barclays Bank PLC (in its capacity as an ESOP Derivative Bank). Some of the terms of the security were amended on 13 December 2002 and were further amended on 28 March 2003. The Interim Security is expected to be released prior to the Scheme Meetings. A more detailed summary of the terms of the interim security is contained in part I, Section 2, Part D.1.

2.    SCHEME SUPPORT AND IMPLEMENTATION

2.1 SCHEME IMPLEMENTATION DEED DATED 27 MARCH 2003 ("SID") BETWEEN CORP, PLC, ANCRANE, E A CONTINENTAL LIMITED, MARCONI NOMINEES LIMITED AND OTHERS.*

      A detailed summary of the SID is contained in Appendix 18.

2.2 STATEMENT AND WAIVER OF INTERCOMPANY BALANCES AGREEMENT DATED ON OR ABOUT 27 MARCH 2003 BETWEEN CORP, PLC AND CERTAIN OTHER GROUP COMPANIES*.

      In order to facilitate the effective implementation of the Schemes, and in particular to effect a clean up of existing inter-company claims owed to or by Corp and plc and certain other Group Companies Corp and plc have entered into a statement and waiver of intercompany balances agreement ("Statement and Waiver Agreement") with certain other Group Companies, listed below. A more detailed summary of the statement and waiver arrangements is set out in part I, Section 2, Part D.6. The following Group Companies have already agreed to participate in the Statement and Waiver Agreement:

A.B. Dick Holdings Ltd   AEI Furnaces Pty Ltd     Albany Partnership       Ancrane
                                                  Limited
APT Nederlands BV        APT Telecommuniciones    Arrow Ltd                Associated Automation
                         SL                                                Ltd
Associated Electrical    Associated Electrical    Associated Electrical    Associated Electrical
Industries (Manchester)  Industries Holdings Ltd  Industries               Industries Limited
Ltd                                               International Limited

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Associated Electrical    Beijing Marconi          Bruton Street            Bruton Street Overseas
Industries Ltd (Now      Communications           Investments Limited      Investments Limited
known as Marconi         Technology Co Ltd
Australia Holdings Pty.
Limited)
Bruton Street            Clanville Limited        Combined Electrical      Coppenhall Nominees
Partnership                                       Manufacturers Ltd        Limited
Daymo Ltd                EA Continental Limited   Elliot Automation        Elliott-Automation
                                                  Continental SA           Holdings Limited
FF Chrestian & Co Ltd    Fore Systems Limitada    Fore Systems Limited     FS Finance Corp
FS Holding Corp          GEC (Hong Kong) Limited  GEC of Pakistan Limited  GEC Zambia Limited
GPT (Nederland) BV       GPT Consumer Products    GPT Middle East Limited  GPT Payphone Systems
                         Ltd                                               Ltd
GPT Reliance Ltd         GPT Special Project      Harman Information       Highrose Limited
                         Management Limited       Technology Pty Ltd
Krayford Ltd             Larnerway Ltd            Layana Limited           Marconi (Bruton Street)
                                                                           Limited
Marconi (DGP1) Limited   Marconi (DGP2) Limited   Marconi (Elliott         Marconi (Fifteen)
                                                  Automation) Limited      Limited
Marconi (Fifty-Nine)     Marconi (Fifty-Three)    Marconi (Forty-Five)     Marconi (Forty-Four)
Ltd                      Ltd                      Limited                  Ltd
Marconi (Forty-Three)    Marconi (Holdings)       Marconi (NCP) Limited    Marconi (Nine) Limited
Limited                  Limited
Marconi (Sixteen)        Marconi (Sixty-Nine)     Marconi (Sixty-Two) Ltd  Marconi (Thirteen)
Limited                  Limited                                           Limited
Marconi (Thirty-One)     Marconi (Thirty-Two)     Marconi (TLC) Ltd        Marconi (Twenty-Seven)
Limited                  Limited                                           Limited
Marconi (WCGL)           Marconi Acquisition      Marconi Aerospace        Marconi Ansty Limited
Unlimited                Corp                     Unlimited
Marconi Applied          Marconi Australia Pty    Marconi Bonding Limited  Marconi Capital Limited
Tecnologies SA           Limited
Marconi Caswell          Marconi Channel Markets  Marconi Columbia SA      Marconi Communications
Developments Limited     GmbH                                              (CIS) Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
AB                       Africa (Pty) Limited     Argentina SA             Asia Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
B.V. (Netherlands)       BVBA                     Canada Holdings Inc.     Canada Inc
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
China Limited            de Mexico SA de CV       do Brasil Ltda           Federal Inc
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Global Networks Limited  GmbH (Germany)           GmbH (Switzerland)       Holdings GmbH (Germany)
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Holdings Inc.            Holdings Limited         Inc                      International Holdings
                                                                           Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
International            International Limited    Investments Limited      Limited (Bermuda)
Investments Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Limited (Canada)         Limited (Ireland)        Limited (UK)             North America Inc.
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Optical Fibres Limited   Optical Networks Corp    Optical Networks         Overseas Services
                                                  Limited (Ireland)        Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Real Estate GmbH         SA (France)              SARL                     Software Systems GmbH &
                                                                           Co KG

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Software Systems Ver.    South Africa Pty         South East Asia Pte Ltd  Technology Inc
GmbH                     Limited
Marconi Communications   Marconi                  Marconi Corporation plc  Marconi Defense
Telemulti Limitada       CommunicationsSpA                                 Overseas Limited
Marconi Finance Inc.     Marconi Finance plc      Marconi Fleet            Marconi G.M. Limited
                                                  Management Limited
Marconi Holdings SpA     Marconi Iberia SA        Marconi Inc              Marconi India Limited
Marconi Information      Marconi Insurance        Marconi International    Marconi Middle East
Systems Limited          Limited                  SpA                      (Saudi Arabia)
Marconi Middle East LLC  Marconi Mobile Access    Marconi Mobile Systems   Marconi New Zealand
(Dubai)                  SpA                      Limited                  Limited
Marconi Nominees         Marconi Optical          Marconi Photonica        Marconi plc
Limited                  Components Limited       Limited
Marconi Projects Hong    Marconi Property Ltd     Marconi Software         Marconi Software
Kong Ltd                                          International Inc        Solutions Limited
Marconi Sud SpA          Marconi                  Marconi Venezuela CA     MarconiCom Limited
                         Telecommunications
                         India Private Ltd
McMichael Limited        Metapath Software        Metapath Software        Metapath Software
                         International            International (France)   International (Hong
                         (Australia) Pty Ltd      SA                       Kong) Limited
Metapath Software        Metapath Software        Metapath Software        Metapath Software
International (India)    International (US) Inc   International AB         International Brasil
Private Limited                                                            Ltda
Metapath Software        Metapath Software        Metapath Software        Metropolitan-Vickers
International Inc.       International Limited    International Nominees   Electrical Co Ltd
                                                  Limited
Micro Scope Limited      MNI Tecnologiase e       Mobile Systems           Mobile Systems (UK) Ltd
                         Sistemas de              (Holdings) Ltd
                         Communicacao SA
Mobile Systems Group     Mobile Systems           Mobile Systems Services  MSI Cellular
Ltd                      International Holdings   Ltd                      Invesmtents (One) Ltd
                         Limited
Netscient Limited        Northwood Technologies   Northwood Technologies   Palmaz Ltd
                         Inc.                     Limited
Photonica Limited        Photoniqa Limited        Pyford Limited           Rainford Group Trustees
                                                                           Ltd
Rainford Racks Ltd       RELTEC (Coventry) Ltd    RELTEC Mexico SA de CV   RELTEC Services (UK)
                                                  (now known as Marconi    Limited
                                                  Communications, S.A. de
                                                  C.V.)
Robert Stephenson &      Ronaldi Ltd              Salplex Ltd              SNC Composants & Cie
Hawthorns Ltd
Styles & Mealing         Systems Management       TCL Projects Limited     Telephone Cables
Limited                  Specialists Inc                                   Limited
Tetrel Limited           The English Electric     The General Electric     The Kingsway Housing
                         Company, Limited         Company of Singapore     Association Ltd
                                                  Private Limited
                                                  (Now known as Marconi
                                                  Singapore Pte Ltd)
The M-O Valve Co Ltd     The Rotary Engineering   The Vulcan Foundry Ltd   Woods of Colchester
                         Company Limited                                   Housing Society Limited
Yeslink Unlimited        Zipbond Ltd

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                                 APPENDIX 19: MATERIAL CONTRACTS

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2.3 RESTRUCTURING UNDERTAKING AGREEMENT DATED 13 SEPTEMBER 2002 BETWEEN CORP, PLC AND BARCLAYS, AS AMENDED*.

      Under this restructuring undertaking agreement, Barclays has agreed to support the Restructuring through the Schemes and to exercise all votes which it is entitled to exercise in its capacity as a Syndicate Bank, bilateral lender to Corp, beneficiary of a Corp guarantee or an ESOP Derivative Bank in favour of the Restructuring and the Schemes. The agreement terminates automatically on the occurrence of one of the relevant events set out therein, including that: (a) the Effective Date for the Corp Scheme has not occurred on or before 31 December 2003; (b) an enforcement event occurs under the interim security (unless the Corp scheme will nevertheless proceed); or (c) a demand is made by the agent for the repayment of the Bank Facility. Barclays may terminate its obligations under the agreement if, among other things: (i) Corp or plc materially breaches any representation, warranty or covenant in the agreement; (ii) at the Creditors Meeting for the Corp Scheme, the requisite approval for the Corp Scheme is not obtained; or (iii) the Court sanction for the Corp Scheme is not obtained.

2.4 RESTRUCTURING UNDERTAKING AGREEMENT DATED 26 MARCH 2003 BETWEEN CORP, PLC AND UBS AG ("UBS")*.

      Under this restructuring undertaking agreement, UBS has agreed to exercise in favour of the Schemes, at the Scheme Meetings, all votes which it is entitled to exercise in its capacity as a Syndicate Bank, a bilateral lender to Corp, a beneficiary of a Corp guarantee or an ESOP Derivative Bank in respect of such claims as it holds as at the date of that agreement and which it continues to hold at such time as any vote is required of it, but only to the extent that such a vote is reasonably necessary for implementing the Schemes and the Restructuring. The voting undertaking shall not apply if UBS is entitled to vote at any Creditors Meeting in respect of any Bonds it may hold and such vote cannot be cast separately (including by means of a separate creditor vote or a split vote) from its vote or votes cast in respect of the above mentioned claims.

      In addition, the agreement terminates on the occurrence of one of the relevant events set out in the ESOP Settlement Agreement, including: (a) the release of Funding Letters (as described in Part I, Section 2, Part D.2) in certain circumstances; (b) the enforcement of the interim security; (c) the Corp Scheme not obtaining the requisite approval at the Corp Scheme Meeting; (d) the Court sanction for the Corp Scheme not being obtained; (e) a demand being made by the agent for the repayment of the Bank Facility; (f) an insolvency event occurring in relation to Corp or, subject to certain limitations, plc; or (g) the Effective Date for the Corp Scheme not occurring on or before 31 December 2003.

2.5 RESTRUCTURING UNDERTAKING AGREEMENT DATED 26 MARCH 2003 BETWEEN CORP, PLC, CITIBANK, N.A. ("CITIBANK") AND SBIL*.

      Under this restructuring undertaking agreement, Citibank has agreed to exercise in favour of the Schemes, at the Scheme Meetings, all votes which it is entitled to exercise in its capacity as a Syndicate Bank, a bilateral lender to Corp or a beneficiary of a Corp guarantee in respect of such claims as it holds as at the date of that agreement and which it continues to hold at such time as any vote is required of it, but only to the extent that such a vote is reasonably necessary for implementing the Schemes and the Restructuring.

      The agreement terminates on the occurrence of one of the relevant events set out in the ESOP Settlement Agreement, including: (a) the release of Funding Letters (as described in Part I, Section 2, Part D.2) in certain circumstances; (b) the enforcement of the interim security; (c) the Corp Scheme not obtaining the requisite approval at the Corp Scheme Meeting;
      (d) the Court sanction for the Corp Scheme not being obtained; (e) a demand being made by the agent for the repayment of the Bank Facility; (f) an insolvency event occurring in relation to Corp or, subject to certain limitations, plc; (g) the Effective Date for the Corp Scheme not occurring on or before 31 December 2003.

2.6   DEED POLL

      The deed poll requires that in the event any creditor, who has the benefit of a guarantee from plc in respect of his claim against Corp, is required to give credit to plc in a liquidation for any recoveries made

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      under the Corp Scheme, plc will pay a further sum equal to the amount of the distribution received. More details are set out in part I, Section 2, Part D.3.

2.7   DEED OF NOVATION DATED 26 MARCH 2003 BETWEEN CORP, PLC AND BAE.*

      Under this deed, all obligations under the BAE Merger Agreements will be novated to Corp with effect from the Effective Date of the Corp Scheme. In addition, plc, Corp and BAE have agreed that no amount should be paid by plc or Corp to BAE in relation to certain claims made by the parties under the BAE Merger Agreement and that Corp will reduce any amounts which may be payable to it in the future by BAE under the BAE Merger Agreements by US$18,600,000.

      Further details are set out in paragraph (d) of Appendix 18.

2.8 NOVATION AGREEMENT DATED 26 MARCH 2003 BETWEEN CORP, PLC AND LEMELSON MEDICAL, EDUCATION AND RESEARCH FOUNDATION, LIMITED PARTNERSHIP (THE "LEMELSON AGREEMENT")*

      Under this novation, the Lemelson Agreement shall be novated from plc to Corp. Further details are set out in paragraph (j) of Appendix 18.

2.9 DEED OF NOVATION AND AMENDMENT DATED 26 MARCH 2003 BETWEEN CORP, PLC AND FINMECCANICA SPA ("FINMECCANICA")*

      Pursuant to this deed, all obligations of plc under the share purchase agreement dated 2 August 2002 between plc (as guarantor), Marconi (Bruton Street) Limited (as vendor) and Finmeccanica (as purchaser) will be novated to Corp with effect from the Effective Date of the Corp Scheme. Further details are set out in paragraph (i) of Appendix 18.

2.10 SPONSORS' AGREEMENT DATED 31 MARCH 2003 BETWEEN CORP, PLC, LAZARD AND MORGAN STANLEY*.

      Under the Sponsors' Agreement, Lazard and Morgan Stanley have agreed to act as joint Sponsors for Corp in connection with Listing of the New Shares, the New Notes and the Warrants. Corp and plc have given Lazard and Morgan Stanley certain representations and warranties regarding, inter alia, the accuracy of information contained in this document and the Prospectus. plc and Corp have also given certain indemnities in relation to the Schemes and other indemnities on customary terms against certain liabilities in connection with the accuracy of information contained in this document and the Prospectus and certain other documents in connection with Listing of the New Shares, the New Notes and the Warrants. The agreement may be terminated prior to Listing of the New Shares, the New Notes and the Warrants in certain circumstances, including where any statement contained in the Prospectus or this document or any of the representations and warranties in the agreement is or has become untrue, incorrect or misleading in any material respect. Certain expenses relating to the Listing of the New Shares, New Notes and the Warrants and the Schemes are payable by Corp.

2.11 DEPOSIT AGREEMENT DATED ON OR AROUND 31 MARCH 2003 BETWEEN CORP, THE BANK OF NEW YORK AS DEPOSITARY, AND OWNERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY RECEIPTS.

      This agreement governs the rights and obligations of Corp, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts issued in respect of ordinary shares of Corp, as more fully described in Appendix 16.

2.12 ESCROW AND DISTRIBUTION AGREEMENT DATED 27 MARCH 2003 BETWEEN CORP, PLC, THE ESCROW TRUSTEE, THE DISTRIBUTION AGENT, THE EUROBOND TRUSTEE, ANCRANE, BONDHOLDER COMMUNICATIONS AND THE SUPERVISORS.

      The form of the Escrow and Distribution Agreement is contained in Appendix 7.

3.    ESOP ARRANGEMENTS

3.1 ESOP ESCROW AGREEMENT DATED 13 DECEMBER 2002 BETWEEN CORP, PLC, HSBC INVESTMENT BANK PLC AND BARCLAYS*.

      The ESOP Escrow Agreement implements the substantive provisions of the ESOP Term Sheet concluded on 28 August 2002 and provides the basis on which two escrow accounts may be funded and held

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      pending agreement or determination of Barclays' claims (if any) against certain operating subsidiaries of plc ("Opcos") in relation to certain potential liabilities. Which escrow account is established will depend on whether the Restructuring is successful or not. The ESOP Escrow Agreement:

      (i) sets out the terms on which, upon the Corp Scheme becoming effective, approximately L145 million will be held in escrow and creates a framework for resolving Barclays' entitlement (if any) to the balance of such cash;

      (ii) provides for a number of detailed assumptions to assist a court with such determination;

      (iii) sets out the terms, if the Corp Scheme does not become effective, on which a certain amount of cash will be paid into escrow in accordance with the interim security arrangements and creates a framework for resolving Barclays' entitlement (if any) to the balance of such cash; and

       (iv) provides for the release (on the Corp Scheme becoming effective) of any claims that plc or Barclays may have against each of the Opcos under certain funding letters entered into by the Opcos.

      The terms of the ESOP Escrow Agreement dealing with the money to be held in escrow upon the Corp Scheme becoming effective have been superseded by the ESOP Settlement Agreement referred to below. In other respects, the ESOP Escrow Agreement continues to apply.

3.2 LOAN FACILITY AGREEMENT BETWEEN CORP AND BEDELL CRISTIN TRUSTEES LIMITED ("BCTL") DATED 21 FEBRUARY 2001 (AS AMENDED)*.

      Corp has set up a loan facility for BCTL; the current level of the drawdown is approximately L215 million. BCTL is entitled to drawdown from the facility only as and when collateral payments become due under equity derivative transactions with Salomon Brothers International Limited ("SBIL") and UBS AG ("UBS"). The maximum collateral payments have now been made. The loan is limited in recourse. BCTL will incur no liability to repay the loan until its obligations to SBIL and UBS have been fully discharged. BCTL's liabilities to Corp are further restricted to the remaining assets of the trust fund (roughly L40,000). Accordingly there is no likelihood that BCTL will be able to repay the loan.

3.3 AGREEMENT DATED 6 DECEMBER 2002 BETWEEN PLC, BEDELL CRISTIN TRUSTEES LIMITED (AS TRUSTEES OF THE MARCONI EMPLOYEE TRUST) ("BCTL") AND UBS AG ("UBS") RELATED TO THE CLOSE-OUT OF THE EQUITY DERIVATIVE TRANSACTION BETWEEN BCTL AND UBS+.

      On 6 December 2002, BCTL, UBS and plc agreed to close out the equity derivative transaction between BCTL and UBS (in respect of which plc guaranteed BCTL's obligations). As a result of that close out the parties agreed that a net termination amount of L11,230,249.68 is owed by BCTL to UBS and that plc's liability under its guarantee is limited to that net termination amount (plus interest). The net termination amount bears interest at 5.01 per cent. per annum. With effect from 25 March 2003, the net termination amount is payable on demand. However UBS's right to demand payment is now limited by the standstill provisions in the ESOP Settlement Agreement as described in part I, section 2, Part D.2.

3.4 ESOP SETTLEMENT AGREEMENT DATED 26 MARCH 2003 BETWEEN CORP, PLC, HSBC, BARCLAYS, SBIL, UBS AG AND BEDELL CRISTIN TRUSTEES LIMITED.*

      On 26 March 2003, Corp and plc reached agreement with the ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional upon the Corp Scheme becoming effective, Corp will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their respective ESOP related claims against the Group. A more detailed summary of the terms of the ESOP settlement agreement is contained in part I, Section 2, Part D.2.

4     WORKING CAPITAL AND PERFORMANCE BONDING FACILITIES

4.1 PERFORMANCE BONDING FACILITY DATED 27 MARCH 2003 RELATING TO A NEW L50 MILLION COMMITTED REVOLVING FACILITY BETWEEN MARCONI BONDING LIMITED ("MBL") (AS APPLICANT), CORP, HSBC

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      BANK PLC (AS AGENT AND SECURITY TRUSTEE), THE ORIGINAL ISSUING BANKS NAMED THEREIN, THE ORIGINAL BANKS NAMED THEREIN AND THE ORIGINAL INDEMNIFYING SUBSIDIARIES NAMED THEREIN AND THE SECURITY OVER CASH AGREEMENT DATED 27 MARCH 2003 BETWEEN MBL AND HSBC.

      The Performance Bonding Facility will be used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments ("Performance Bonds") at the request of MBL for the purpose of supporting (directly or indirectly) obligations of members of the Group to third parties for obligations incurred in the ordinary course of the Group's trade or business. The purposes for which the Performance Bonding Facility is available include supporting financing facilities which have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group in the ordinary course of the Group's trade or business (other than obligations in respect of financial indebtedness). For example, this may be used in connection with supporting a facility in a foreign currency where such foreign currency is not available under the Performance Bonding Facility. See part I, Section 2, Part D.4 for a more detailed description of the terms of the Performance Bonding Facility. Under the Security Over Cash Agreement, MBL has granted, in favour of HSBC (as security trustee), security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the Performance Bonding Facility.

4.2 WORKING CAPITAL FACILITY DATED 26 MARCH 2003 RELATING TO A NEW US$22.5 MILLION REVOLVING CREDIT FACILITY BETWEEN MARCONI COMMUNICATIONS, INC. ("MCI") AS BORROWER AND LIBERTY FUNDING, L.L.C. ("LIBERTY"), AS LENDER.

      Subject to customary exculpatory exceptions, MCI's obligations under the Working Capital Facility will be limited recourse, and will be secured by a first mortgage lien on MCI's real property and improvements, including fixtures, located in Warrendale, Pennsylvania, USA. part I, Section 2, Part D.4 contains a more detailed description of the terms of the Working Capital Facility.

      In addition to the loan agreement, the following documents have been executed in relation to the Working Capital Facility:

      (i) note dated 26 March 2003 between MCI as maker and Liberty, as payee under which MCI promises to pay to the order of Liberty the principal sum of $22,500,000, or the amount advanced under the loan agreement, together with interest as set out in the loan agreement;

      (ii) mortgage dated 26 March 2003 between MCI as mortgagor and Liberty as mortgagee, which is an open-end mortgage on property in Warrendale, Pennsylvania, securing future advances up to a maximum principal amount of $22,500,000 plus other costs and expenses;

      (iii) assignment of leases and rent dated 26 March 2003 between MCI as assignor and Liberty as assignee, which serves as additional security for the Working Capital Facility and the performance of all of MCI's obligations under the loan agreement, note, mortgage and all other documents evidencing or securing the Working Capital Facility. MCI has agreed to assign to Liberty all of its rights under all leases affecting the property, including all extensions, renewals and modifications and subleases, together with all guarantees of any tenant's or subtenant's performance; and

      (iv) environmental indemnity dated 26 March 2003 between MCI and Liberty, under which MCI agrees to provide Liberty with assurances, agreements and indemnities regarding environmental matters, as a material inducement for Liberty to make the loan.

4.3   COLLATERISATION OF SYNDICATE BANK EXISTING BOND EXPOSURES.

      In order to be satisfied that, on a portfolio view, the L55 million deposit which was permitted to be made into the Existing Performance Bond Escrow Account by Corp would be an adequate reserve in respect of existing performance bonds, Corp entered into arrangements with the Syndicate Bank issuers of existing performance bonds. These arrangements, which are described in more detail in part 1, Section 2, Part D.4, were evidenced by letters from Corp to the banks named below which were countersigned by those banks:

      (i) letter dated 14 March 2003 from Corp to Australia and New Zealand Banking Group Limited;

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      (ii)   letter dated 26 February 2003 from Corp to BNP Paribas;

      (iii) letter dated 28 February 2003 from Corp to The HongKong and Shanghai Banking Corporation Limited (UK);

      (iv) letter dated 19 February 2003 from Corp to The HongKong and Shanghai Banking Corporation Limited (Hong Kong);

      (v) letter dated 14 February 2003 from Corp to Banca Monte dei Paschi di Siena SpA;

      (vi) letter dated 18 February 2003 from Corp to National Westminster Bank plc; and

      (vii)  letter dated 18 March 2003 from Corp to Unicredit Banca d'Impresa.

5.    CONTRACTS TO BE ENTERED INTO PURSUANT TO THE RESTRUCTURING

      The following is a summary of the principal contents of each material contract (not being entered into in the ordinary course of business) which is expected to be entered into upon or subsequent to the implementation of the Restructuring.

5.1   DEBT OFFERINGS

      (a) INDENTURE TO BE DATED ON OR ABOUT THE ISSUE DATE RELATING TO THE
          L450 MILLION EQUIVALENT OF NEW SENIOR NOTES DUE 2008 BETWEEN CORP, THE GUARANTORS (AS DEFINED THEREIN AND AS SET FORTH IN APPENDIX 10), AND LAW DEBENTURE TRUST COMPANY OF NEW YORK AS TRUSTEE.

          The New Senior Notes will be issued in three series (if appropriate currency elections are made) or in a single series (if they are not) in an aggregate amount equivalent to L450 million (translated into sterling using the Currency Rate). Corp will issue the New Senior Notes as part of the Scheme Consideration. The New Senior Notes are expected to be traded on the London Stock Exchange's market for listed securities. The New Senior Notes bear interest payable quarterly in arrears in cash at a rate of 8 per cent. per annum. The indenture governing the New Senior Notes will provide for events of default and restrictive covenants. The terms of the New Senior Notes and the guarantees of the New Senior Notes are as set forth in Appendix 8.

          The obligations of Corp under the New Senior Notes will be unconditionally and irrevocably (subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities) guaranteed by each Guarantor (except Corp and Marconi Communications Telemulti Ltda) pursuant to a Senior Note Guarantee executed by each Guarantor pursuant to the indenture for the New Senior Notes. The Issuer and the Guarantors will secure their respective obligations under the New Senior Notes and the Guarantee thereof under the Security Documents set out in Section 5.4 below.

      (b) INDENTURE TO BE DATED ON OR ABOUT THE ISSUE DATE RELATING TO THE NEW JUNIOR NOTES DUE 2008 BETWEEN CORP, THE GUARANTORS (AS DEFINED THEREIN AND AS SET FORTH IN APPENDIX 10), AND JPMORGAN CHASE BANK AS TRUSTEE.

          The New Junior Notes will be denominated in US dollars in an initial maximum aggregate principal amount equal to US$300 million plus the US dollar equivalent of L117.27 million (translated into sterling using the Currency Rate). Corp will issue the New Junior Notes as part of the Scheme Consideration. The New Junior Notes are expected to be traded on the London Stock Exchange's market for listed securities. The New Junior Notes bear interest payable quarterly in arrears in cash at a rate of 10 per cent. per annum or, at Corp's option, in kind at a rate of 12 per cent. per annum. The indenture governing the New Junior Notes will provide for events of default and restrictive covenants. The terms of the New Junior Notes and the guarantees of the New Junior Notes are as set out in Appendix 8.

          The obligations of Corp under the New Junior Notes will be unconditionally and irrevocably (subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities) guaranteed by each Guarantor (except Corp and Marconi

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          Communications Telemulti Ltda) pursuant to a Junior Note Guarantee executed by each Guarantor pursuant to the indenture for the New Junior Notes. The Issuer and the Guarantors will secure their respective obligations under the New Junior Notes and the Guarantee thereof under the Security Documents set out in Section 5.4 below.

5.2   EQUITY OFFERINGS

      INSTRUMENT BY WAY OF DEED POLL TO BE DATED PRIOR TO THE EFFECTIVE DATE AND TO BE EXECUTED BY CORP.

      Pursuant to the Instrument by way of Deed Poll, Corp will create and issue Warrants to the existing holders of plc Shares, entitling the holders of the Warrants to subscribe for shares in aggregate equal to 5 per cent. of Corp's issued share capital immediately post-Restructuring at a strike price equivalent to a post-Restructuring market capitalisation of Corp of L1.5 billion. The Warrants shall be issued in registered form and may be held in certificated or uncertificated form. The Warrants will expire four years after the Restructuring, if not exercised prior to that date. The conditions of the Warrants, including adjustments to the strike price upon the occurrence of certain events, are as more fully set out in Appendix 12.

5.3   GUARANTEES

      Guarantees of the New Senior Notes, the New Junior Notes, the Performance Bonding Facility to be dated on or before the Issue Date as noted below.

      (a) Guarantee to be dated on or before the Issue Date relating to the obligations of Corp under the New Senior Notes between inter alia the Guarantors (except for Corp and Marconi Communications Telemulti Ltda) and the Security Trustee.

      (b) Guarantee to be dated on or before the Issue Date relating to the obligations of Corp under the New Junior Notes between inter alia the Guarantors (except for Corp and Marconi Communications Telemulti Ltda) and the Security Trustee.

      (c) Composite Guarantee to be dated on or before the Issue Date relating to obligations under the Security Trust and Intercreditor Deed, the Performance Bonding Facility and each of the Security Documents between the Guarantors (except for Marconi Communications Telemulti Ltda) and the Security Trustee.

5.4   SECURITY

      SECURITY DOCUMENTS TO BE DATED ON OR BEFORE THE ISSUE DATE SECURING THE NEW SENIOR NOTES, THE NEW JUNIOR NOTES AND THE PERFORMANCE BONDING FACILITY AGREEMENT AS NOTED BELOW. A general description of security to be granted for the New Notes and Performance Bonding Facility Agreement is set out in Appendix 10. A brief description of each of the security documents is set out below. The list of security documents set out below may be amended, supplemented or reduced as is necessary to give effective security over the assets described in Appendix 10 and in order to reflect changes in the ownership of those assets prior to the Issue Date.

      (a)    Australian Security Documents

             (i) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA PTY LIMITED ("MAPL") IN FAVOUR OF THE SECURITY TRUSTEE.

                    Under this charge and with respect to all present and future assets of MAPL located in New South Wales, Victoria, Tasmania, South Australia, Queensland and Western Australia, MAPL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAPL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any

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                 monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAPL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time.

           (ii) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA PTY LIMITED ("MAPL") IN FAVOUR OF THE SECURITY TRUSTEE.

                 Under this charge and with respect to all present and future assets of MAPL located in the Australian Capital Territory, the Northern Territory and outside Australia, MAPL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAPL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAPL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time.

           (iii) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA HOLDINGS PTY LIMITED ("MAHL") IN FAVOUR OF THE SECURITY TRUSTEE.

                 Under this charge and with respect to all present and future assets of MAHL located in New South Wales, Victoria, Tasmania, South Australia, Queensland and Western Australia, MAHL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAHL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAHL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time.

           (iv) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA HOLDINGS PTY LIMITED ("MAHL") IN FAVOUR OF THE SECURITY TRUSTEE.

                 Under this charge and with respect to all present and future assets of MAHL located in the Australian Capital Territory, the Northern Territory and outside Australia, MAHL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAHL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAHL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from

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                time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time.

           (v) SHARE MORTGAGE RELATING TO SHARES IN MARCONI AUSTRALIA HOLDINGS PTY LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN ASSOCIATED ELECTRICAL INDUSTRIES LIMITED, AS MORTGAGOR, AND THE SECURITY TRUSTEE, AS MORTGAGEE.

(b)   Brazilian Security Document

      QUOTA PLEDGE AGREEMENT RELATING TO THE PLEDGE OF QUOTAS HELD BY MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LTD ("MCIHL") IN THE CAPITAL STOCK OF MARCONI COMMUNICATIONS TELEMULTI LTDA ("TELEMULTI"), DATED ON OR BEFORE THE ISSUE DATE BETWEEN MCIHL, AS PLEDGOR, MARCONI COMMUNICATIONS DO BRASIL LTDA, AS QUOTAHOLDER AND CONSENTING PARTY, TELEMULTI, AS ACKNOWLEDGING PARTY AND THE SECURITY TRUSTEE, THE SENIOR NOTE TRUSTEE, THE JUNIOR NOTE TRUSTEE, THE NEW BONDING FACILITY AGENT, THE DEPOSITARY, THE PRINCIPAL PAYING AGENT AND THE REGISTRAR, AS PLEDGEES.

      Under this agreement, MCIHL grants a pledge over all the current quotas it holds in the capital stock of Telemulti, a company incorporated in Brazil, and also commits to pledge any additional quotas of Telemulti which may be acquired by MCIHL, together with all options or rights of any nature whatsoever that may be issued or granted by Telemulti, to MCIHL in the future.

(c)   Dutch Security Document

      NOTARIAL DEED OF PLEDGE OF SHARES RELATING TO SHARES IN MARCONI COMMUNICATIONS B.V. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

(d)   English Security Document

      COMPOSITE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY THE ISSUER AND ALL GUARANTORS REGISTERED IN ENGLAND AND WALES, IN FAVOUR OF THE SECURITY TRUSTEE.

      Under this debenture, the Issuer and each Guarantor registered in England and Wales grants a fixed charge or legal mortgage (as applicable) over the right, title, interest from time to time and related rights of such person in specified real property, tangible moveable property, goodwill, the uncalled capital of such person, certain shares, all monetary claims relating to Intellectual Property and the proceeds of any insurance policy relating to secured real property. The Issuer and these Guarantors will also assign their right, title and interest in all rights and claims relating to specified escrow accounts and specified intra-group loan contracts. A floating charge will also be granted by the Issuer and these Guarantors over the whole of their undertakings and assets, present or future, other than those validly and effectively charged or assigned by way of fixed security; however this floating charge over any accounts held by the Issuer and these Guarantors shall not restrict the ability of these persons to create any security which secures obligations under or in respect of the Interim Bonding Facility Letter, the Performance Bonding Facility Agreement, the Existing Performance Bonds and any other bonding facility, as a result of the provision of cash collateral. For tax reasons property located in any Australian State or Territory may be excluded from the composite debenture or secured under a separate security instrument.

(e)   German Security Documents

      (i) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS REAL ESTATE GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (ii) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

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      (iii) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS HOLDINGS GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LTD., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (iv) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS ONDATA GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (v) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS SOFTWARE SYSTEMS VERWALTUNGSGESELLSCHAFT MBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (vi) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS REAL ESTATE GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation, or replacement thereof).

      (vii) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation or replacement thereof).

      (viii) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation or replacement thereof).

      (ix) LIMITED PARTNER'S INTEREST PLEDGE AGREEMENT (VERPFANDUNG VON KOMMANDITANTEILEN) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the existing and future limited partner's interest in the capital of Marconi Communications Software Systems GmbH & Co KG, together with all ancillary rights and claims will be pledged. These include, but are not limited to, the present and future rights to receive profits payable in relation to these interests, liquidation proceeds, redemption proceeds, repaid capital in case of a capital decrease, any compensation in case of termination (Kundigung) and/or withdrawal of a partner of Marconi Communications Software Systems GmbH & Co KG, the surplus in case of surrender, any claim to a distribution quote and all other pecuniary claims associated with these interests, as well as all other rights and benefits attributable to these interests.

      (x) SECURITY TRANSFER AGREEMENT (SICHERUNGSUBEREIGNUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS TRANSFEROR, AND THE SECURITY TRUSTEE, AS TRANSFEREE.

             Under this agreement, title to all current assets (Umlaufvermogen) (including, but not limited to, the entire stock (Warenbestand)) and all fixed assets (Anlagevermogen) which are located at specified premises or which will be located at these specified premises from time to time in the future, will be transferred to the Security Trustee.

      (xi) GLOBAL ASSIGNMENT AGREEMENT (GLOBALABTRETUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE.

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             Under this agreement, subject to consent requirements, if any, receivables (together with all securities, collateral and ancillary rights) being all present and future rights and claims owing to the assignor and originating from selling goods and/or providing services (Lieferungen und Leistungen) and all present and future rights and claims to which the assignor is now or may become entitled to in respect of all present and future insurance contracts or any part thereof, will be assigned to the Security Trustee. In the event that the assignor maintains a current account management with its customers (Kontokorrentverhaltnis), the assignment includes all claims from any existing or future current account balances, the right to determine the net balance and the right to terminate the current account relationship.

      (xii) SECURITY TRANSFER AND ASSIGNMENT AGREEMENT (SICHERUNGSUBEREIGNUNG UND - ABTRETUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS TRANSFEROR, AND THE SECURITY TRUSTEE, AS TRANSFEREE.

             Under this agreement, subject to consent requirements, if any, know-how, utility models, patents, registered designs, trademarks, inbound licences of third parties and the unlimited, unrestricted, exclusive right to use any copyrights will be assigned to the Security Trustee to the extent legally possible.

      (xiii) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON
             GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE.

             Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors.

      (xiv) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE.

             Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors.

      (xv) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS REAL ESTATE GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE.

             Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors.

(f)   Guernsey Security Document

      SECURITY INTEREST AGREEMENT RELATING TO SHARES IN BRUTON STREET OVERSEAS INVESTMENTS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN CORP AND THE SECURITY TRUSTEE.

(g)   Hong Kong Security Documents

      (i) COMPOSITE DEBENTURE GRANTED BY MARCONI COMMUNICATIONS ASIA LIMITED ("MCAL") IN FAVOUR OF THE SECURITY TRUSTEE DATED ON OR BEFORE THE ISSUE DATE.

             Under this debenture, MCAL grants a first fixed charge over tangible moveable property (excluding any for the time being forming part of its stock in trade or work in progress), goodwill, rights in relation to its uncalled share capital, monetary claims relating to Intellectual Property and existing

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            real property insurance (if any), certain intra-group shares (if any), dividends, interests and other monies payable in respect of those shares and grants an assignment of all rights, title and interests in contracts in respect of intra-group loans. A floating charge is granted over its remaining assets (subject to certain limitations).

      (ii) COMPOSITE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY G.E.C. (HONG KONG) LIMITED IN FAVOUR OF THE SECURITY TRUSTEE.

            Under this debenture, G.E.C. (Hong Kong) Limited grants a first fixed charge over tangible moveable property (excluding any for the time being forming part of its stock in trade or work in progress), goodwill, rights in relation to its uncalled share capital, monetary claims relating to Intellectual Property and existing real property insurance (if any), certain intra-group shares (if any), dividends, interests and other monies payable in respect of those shares and grants an assignment of all rights, title and interests in contracts in respect of intra-group loans. A floating charge is granted over its remaining assets (subject to certain limitations).

      (iii) SHARES CHARGE RELATING TO SHARES IN MARCONI COMMUNICATIONS ASIA LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED, AS CHARGOR, AND THE SECURITY TRUSTEE.

      (iv) SHARES CHARGE RELATING TO SHARES IN G.E.C. (HONG KONG) LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN CORP, AS CHARGOR, AND THE SECURITY TRUSTEE.

(h)   Irish Security Documents

      (i) COMPOSITE MORTGAGE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI COMMUNICATIONS LIMITED AND MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED IN FAVOUR OF THE SECURITY TRUSTEE.

            Under this debenture, specified freehold and leasehold property, together with any future estate or interest in such property, is to be granted, conveyed, demised, or charged, as applicable, and all title and interest in certain contracts, monetary claims resulting from claims relating to Intellectual Property or insurances relating to secured real property, ancillary covenants and compensation rights are to be assigned. A fixed charge is also to be granted over specified property which has a yearly or lesser tenancy interest, any future estate or interest which may be acquired in certain property, any other property not specified in the Composite Mortgage Debenture, plant and machinery, all monetary claims other than any claims which are otherwise subject to an assignment pursuant to the Composite Mortgage Debenture, present and future goodwill and present and future uncalled capital. A floating charge is granted over all its undertaking, property and assets not subject to any legal mortgage, security assignment or fixed charge created by the Composite Mortgage Debenture.

      (ii) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC. AND THE SECURITY TRUSTEE.

      (iii) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI NETWORKS WORLDWIDE, INC. AND THE SECURITY TRUSTEE.

      (iv) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH AND THE SECURITY TRUSTEE.

(i)   Italian Security Documents

      (i) PLEDGE OVER SHARES OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

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      (ii) PLEDGE OVER SHARES OF MARCONI HOLDINGS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI BRUTON STREET LIMITED, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (iii) PLEDGE OVER SHARES OF MARCONI MOBILE ACCESS S.P.A., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (iv) PLEDGE OVER SHARES OF MARCONI INTERNATIONAL S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A. AND MARCONI SUD S.P.A., AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (v) PLEDGE OVER SHARES OF MARCONI SUD S.P.A., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (vi) PLEDGE OVER THE CLAIMS OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor grants in pledge to the Security Trustee certain existing claims and undertakes to grant in pledge certain future claims in relation to customers connected with the supply of commercial products or services, and the possible sale of the real property referred to under (xiv) and all inter-company loans once such inter-company loans in aggregate exceed the materiality threshold.

      (vii) PLEDGE OVER THE CLAIMS OF MARCONI SUD S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor grants in pledge to the Security Trustee certain existing claims and undertakes to grant in pledge certain future claims in relation to customers connected with the supply of commercial products or services, and all inter-company loans once such inter-company loans in aggregate exceed the materiality threshold.

      (viii) UNDERTAKING FOR THE CREATION OF A PLEDGE OVER THE FUTURE CLAIMS OF MARCONI HOLDINGS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor undertakes to grant in pledge to the Security Trustee any future claim, in relation to any party, that falls within the materiality threshold.

      (ix) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR ABOUT THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor grants in pledge to the Security
             Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts.

      (x) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI HOLDINGS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor grants in pledge to the Security
             Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts.

      (xi) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI SUD S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

             Under this agreement, the pledgor grants in pledge to the Security
             Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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             accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts.

      (xii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER REAL PROPERTY LOCATED IN MARCIANISE (CASERTA) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A., AS GRANTOR, AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE.

      (xiii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER REAL PROPERTY LOCATED IN GENOVA DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS GRANTOR, AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE.

      (xiv) TO THE EXTENT MARCONI COMMUNICATIONS S.P.A. RETAINS OWNERSHIP OF THE PROPERTY, PRELIMINARY MORTGAGE OVER THE REAL PROPERTY LOCATED IN ROME DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS GRANTOR, AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE.

(j)  Mexican Security Document

     SHARE PLEDGE AGREEMENT RELATING TO SHARES IN EACH OF MARCONI COMMUNICATIONS, S.A. DE C.V., MARCONI COMMUNICATIONS DE MEXICO, S.A. DE C.V., MARCONI COMMUNICATIONS EXPORTEL, S.A. DE C.V. AND ADMINISTRATIVA MARCONI COMMUNICATIONS, S.A. DE C.V. DATED ON OR BEFORE THE ISSUE DATE BETWEEN EACH OF MARCONI COMMUNICATIONS, INC., MARCONI COMMUNICATIONS, S.A. DE C.V. AND MARCONI NETWORKS WORLDWIDE, INC., AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE.

(k)  Swiss Security Document

     SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI COMMUNICATIONS GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS B.V., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

(l)  US Security Documents

     The companies referred to below are Delaware corporations unless otherwise indicated.

     (i)     SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI
             COMMUNICATIONS, INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS HOLDINGS CORP., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

     (ii)    SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI
             COMMUNICATIONS TECHNOLOGY, INC. MARCONI COMMUNICATIONS FEDERAL, INC., MARCONI ACQUISITION CORP., MARCONI COMMUNICATIONS C.A., INC., GNOME INC., NEMESYS HOLDING COMPANY, ALANTEC INTERNATIONAL, INC. (CALIFORNIA), CUSTOM TELECOM CONTRACTORS, INC. (MISSOURI), MARCONI NETWORKS WORLDWIDE, INC. AND MARCONI INTELLECTUAL PROPERTY (RINGFENCE) INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

     (iii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI ONLINE SYSTEMS, INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

     (iv)    SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI
             COMMUNICATIONS HOLDINGS, INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

     (v) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI HCIS INC., MARCONI SYSTEMS INC., MARCONI CAPITAL INC., MARCONI ELECTRONIC SYSTEMS HOLDINGS INC., GREENSBORO ASSOCIATES

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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               INC., REFAC MARKETING SERVICES, INC. (PENNSYLVANIA), LMF HOLDINGS INCORPORATED, MARCONI COMMUNICATIONS RADIO SYSTEMS, INC., NI HOLDINGS INCORPORATED, MARCONI COMMUNICATIONS NORTH AMERICA INC., MARCONI INTELLECTUAL PROPERTY (US) INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (vi) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS HOLDINGS CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS FINANCE CORP., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (vii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI SOFTWARE INTERNATIONAL, INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN CORP, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (viii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN METAPATH SOFTWARE INTERNATIONAL (US), INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN METAPATH SOFTWARE INTERNATIONAL, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (ix) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN METAPATH SOFTWARE INTERNATIONAL, INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SOFTWARE INTERNATIONAL, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (x) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS FINANCE CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (xi) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS HOLDINGS CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN BRUTON STREET OVERSEAS INVESTMENT LIMITED, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (xii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN BRUTON STREET PARTNERSHIP, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (xiii) PLEDGE AGREEMENT RELATING TO THE INTERESTS IN BRUTON STREET PARTNERSHIP DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI
               (DGP1) LIMITED AND MARCONI (DGP2) LIMITED, AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE.

      (xiv) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Communications, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xv) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS TECHNOLOGY, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Communications Technology, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (xvi) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS FEDERAL, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Communications Federal, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xvii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS HOLDINGS CORP., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, FS Holdings Corp. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xviii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS FINANCE CORP., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, FS Finance Corp. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xix) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Communications North America Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xx) EPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SOFTWARE INTERNATIONAL, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Software International, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xxi) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN METAPATH SOFTWARE INTERNATIONAL (U.S.), INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND WELLS FARGO, AS DEPOSITARY.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 19: MATERIAL CONTRACTS

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               Under this agreement, Metapath Software International (U.S.) Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xxii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY.

               Under this agreement, Marconi Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

      (xxiii) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INTELLECTUAL PROPERTY (US) INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS SECURED PARTY.

               Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

      (xxiv) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INTELLECTUAL PROPERTY (RINGFENCE) INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS SECURED PARTY.

               Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

      (xxv) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., MARCONI NETWORKS WORLDWIDE, INC., MARCONI COMMUNICATIONS TECHNOLOGY, INC., MARCONI COMMUNICATIONS FEDERAL, INC., MARCONI ACQUISITION CORP., BRUTON STREET PARTNERSHIP, AS PLEDGORS, AND THE SECURITY TRUSTEE, AS SECURED PARTY.

               Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

      (xxvi) SECURITY AGREEMENT DATED ON OR ABOUT THE ISSUE DATE BETWEEN EACH OF FS HOLDINGS CORP., MARCONI INC., MARCONI COMMUNICATIONS HOLDINGS, INC., MARCONI COMMUNICATIONS NORTH AMERICA INC., FS FINANCE CORP., MARCONI SOFTWARE INTERNATIONAL, INC., METAPATH SOFTWARE INTERNATIONAL (U.S.) INC., METAPATH SOFTWARE INTERNATIONAL, INC. AS PLEDGORS, AND THE SECURITY TRUSTEE, AS SECURED PARTY.

               Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

      (xxvii) SECOND-RANKING MORTGAGE DATED ON OR BEFORE THE ISSUE DATE OVER PROPERTY LOCATED AT 1000 MARCONI DRIVE, WARRENDALE, PENNSYLVANIA 15086, OWNED BY MARCONI COMMUNICATIONS, INC. TO BE GOVERNED BY THE LAW OF THE COMMONWEALTH OF PENNSYLVANIA.

      (xxviii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER PROPERTY LOCATED AT
               104 WILEY ROAD, LAGRANGE, GEORGIA 30240 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF GEORGIA.

      (xxix) MORTGAGE OVER PROPERTY LOCATED AT 956 NORTH BROADWAY EXTENDED, GREENVILLE, MISSISSIPPI 38702 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF MISSISSIPPI.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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      (xxx) MORTGAGE OVER PROPERTY LOCATED AT EVERGOOD, 325 WELCOME CENTER BLVD, WELCOME, NORTH CAROLINA 27374 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF NORTH CAROLINA.

      (xxxi) TO THE EXTENT PERMITTED BY LAW OR CONTRACT, MORTGAGE OVER PROPERTY LOCATED AT 4350 WEAVER PARKWAY, WARRENVILLE, ILLINOIS 60555 DATED ON OR BEFORE THE ISSUE DATE LEASED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

      (xxxii) MORTGAGE OVER PROPERTY LOCATED AT 8605 FREEPORT PARKWAY, IRVING, TEXAS DATED ON OR BEFORE THE ISSUE DATE OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF TEXAS.

      (xxxiii) MORTGAGE OVER PROPERTY LOCATED AT TAYLOR WOODS PARKWAY, NORTH
               RIDGEVILLE, OHIO 44039 DATED ON OR BEFORE THE ISSUE DATE LEASED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF OHIO.

5.5   INTERCREDITOR ARRANGEMENTS

      SECURITY TRUST AND INTERCREDITOR DEED DATED ON OR BEFORE THE ISSUE DATE BETWEEN CORP, THE GUARANTORS, THE SECURITY TRUSTEE, LAW DEBENTURE TRUST COMPANY OF NEW YORK AS NEW SENIOR NOTE TRUSTEE, JPMORGAN CHASE BANK AS NEW JUNIOR NOTE TRUSTEE, HSBC BANK PLC AS NEW BONDING FACILITY AGENT, THE BANK OF NEW YORK AS ADR DEPOSITARY, PRINCIPAL PAYING AGENT AND REGISTRAR AND THE INTRA-GROUP CREDITORS AND INTRA-GROUP BORROWERS NAMED THEREIN.

      The Security Trust and Intercreditor Deed will bind each of the Secured Creditors and each of the Obligors, including the Issuer and the Guarantors of the Notes. The Notes are subject to the Security Trust and Intercreditor Deed pursuant to which the exercise by each Note Trustee of its rights under the Security Documents on behalf of the Noteholders and of the rights of the Noteholders under the relevant Notes may in certain circumstances be directed by, or subject to the prior consent of, other parties to the Security Trust and Intercreditor Deed. Noteholders are bound by, and deemed to have notice of, all the provisions of the Security Trust and Intercreditor Deed.

      The purpose of the Security Trust and Intercreditor Deed is to regulate, inter alia: (a) the ranking of claims of the Secured Creditors; (b) the exercise, acceleration and enforcement of rights by the Secured Creditors;
      (c) the rights of Secured Creditors to instruct the Security Trustee; (d) the rights of the Senior Note Trustee to issue a Standstill Notice; (e) the rights of the Secured Creditors during a Standstill Period and the effects of the Standstill Period; (f) the giving of consents and waivers and the making of modifications to the Relevant Documents; and (g) the rights of the Secured Creditors and the priorities following a Payment Stop Event.

      The Security Trust and Intercreditor Deed provides for the ranking in priority of payment of the claims of the Secured Creditors and for the subordination of intercompany claims by the Issuer and those of its Subsidiaries that are parties to the Security Trust and Intercreditor Deed. A more complete description of the Security Trust and Intercreditor Deed is set out in Appendix 10.

5.6   ESCROW ARRANGEMENTS

      ESCROW AGREEMENT TO BE DATED ON OR BEFORE THE ISSUE DATE BETWEEN, INTER ALIA, CORP AND THE SECURITY TRUSTEE.*

      This Escrow Agreement governs the relationship between Corp, the Security Trustee and the Escrow Bank (as defined therein) regarding the payment of proceeds into and the release of proceeds from the Mandatory Redemption Account and the Existing Performance Bond Escrow Account, each as defined in and more fully set out in Appendix 8.

5.7 MEMORANDUM OF UNDERSTANDING DATED 25 MARCH 2003 BETWEEN CORP, PLC AND THE UNITED STATES PENSION BENEFIT GUARANTY CORPORATION ("PBGC")*

      Corp and plc have entered into a legally binding memorandum of understanding with the PBGC under which the PBGC has agreed (i) that it will not take any action in connection with the Restructuring to

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 19: MATERIAL CONTRACTS

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      involuntarily terminate either of the two tax-qualified defined benefit pension plans sponsored by Greensboro Associates, Inc., an indirect wholly owned subsidiary of Corp (the "US PENSION PLANS") and (ii) that it will withdraw any contingent claims filed by the PBGC under the plc Scheme as of the Effective Date of the Corp Scheme. Under the memorandum of understanding with the PBGC, (i) Corp or the contributing employers to the US Pension Plans will make annual contributions to the US Pension Plans in an amount equal to each US Pension Plan's respective minimum funding requirements under the applicable United States statutes, including ERISA, and the Code, or, if greater, the respective US Pension Plans' normal cost, plus an additional US$9 million per annum payable in quarterly instalments of US$2.25 million commencing as of 30 June 2003, but only to the extent deductible, (ii) Corp will provide a guarantee to the PBGC of the obligations of its subsidiaries in the United States with respect to
      (x) such subsidiaries' respective obligations to make contributions to the US Pension Plans as provided in clause (i) of this sentence and, (y) any liability owing to the US Pension Plans or the PBGC if either or both of the US Pension Plans should terminate while such guarantee is in effect. To the extent that any required annual contributions in excess of annual normal cost would result in a credit balance under either of the US Pension Plans which could otherwise be used to satisfy minimum funding requirements, the memorandum of understanding with the PBGC significantly limits such usage.

      The memorandum of understanding with the PBGC provides that if Corp intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the US Pension Plans to a pension plan of the third-party purchaser may be made without the consent of the PBGC. To the extent that any sale of a business unit will not include the transfer of the assets and liabilities of the applicable US Pension Plan to a pension plan of the purchaser of such business unit, Corp will cause a portion of the proceeds of such business unit sale equal to the net shortfall, if any, under the applicable US Pension Plan which is attributable to such business unit to be contributed to the applicable US Pension Plan upon completion of such business unit sale, with the amount to be contributed based on the then applicable PBGC safe harbor assumptions used for plan termination purposes (subject to any applicable limitations under ERISA or the Code with respect to deductibility of such contributions or otherwise). The memorandum of understanding with the PBGC also requires that one of the US Pension Plans be fully funded or transferred to a purchaser of a business unit upon the occurrence of certain business unit sales.

      The memorandum of understanding with the PBGC further provides that Corp will consent to jurisdiction in United States federal district courts and will agree as a contractual matter to be jointly and severally liable with its US subsidiaries which are participating employers in the US Pension Plans with respect to its obligations under the PBGC memorandum of understanding.

      As part of its obligations under the memorandum of understanding with the PBGC, Corp will provide, or cause its US subsidiaries to provide, certain specific information relevant to the US Pension Plans to the PBGC on a regular basis during the term of such memorandum of understanding.

      Corp's obligations under this memorandum of understanding with the PBGC with respect to any US Pension Plan will cease on the earliest to occur of
      (i) the date that a US Pension Plan is terminated in a standard termination under ERISA, or (ii) on the first date after the fifth anniversary of the Effective Date of the Corp Scheme when either (x) such US Pension Plan has been fully funded on a termination basis for two consecutive years ending on or after the expiration of such five-year period or (y) Corp's debt is rated investment grade. If Corp is acquired at any time while the memorandum of understanding with the PBGC remains in effect and the acquiror's debt is rated investment grade immediately following such sale, the PBGC will agree to review the acquisition of Corp in good faith to determine whether the need for its memorandum of understanding with Corp and plc still exists and whether such memorandum of understanding may then be terminated.

6.    LETTERS OF CURRENT INTENTION TO SUPPORT THE RESTRUCTURING

      Although not contracts, set out below are brief descriptions of the letters of current intention to support the Restructuring which are referred to in part I, Section 2, Part D.1.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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6.1 LETTERS OF CURRENT INTENTION FROM JPMORGAN CHASE BANK DATED 11 DECEMBER 2002 AND FROM EACH OF HSBC AND THE ROYAL BANK OF SCOTLAND PLC (DATED 13 DECEMBER 2002), TO CORP AND PLC.*

     Under these letters, the relevant Co-ordination Committee members confirmed their current intention (as at the date of the relevant letter) to support the Restructuring of Corp and plc on the terms and in the manner contemplated by the Heads of Terms. In doing so, each stated their current intentions to consider the Schemes and exercise all votes that they are entitled to in respect of the Bank Facility or any bilateral facility provided by or guaranteed by Corp and/or plc other than claims relating to the Bonds issued by Corp in favour of the Schemes and the Restructuring. Each reserves the right to change its intentions in the future, or if: (a) the Restructuring is not implemented on the basis of the Heads of Terms; an enforcement event has occurred at any time under the interim security (as described in part I, Section 2, Part D.1); (b) Corp or plc disclaims in writing or publicly expresses an intention not to pursue the Restructuring; a demand for re-payment of the Bank Facility is made or there is a default under the Bonds; or (c) a public disclosure or announcement is made for the possible acquisition of all or substantially all of: (i) the business, operations and/or assets of Corp; or (ii) the financial indebtedness of plc and/or Corp owed to the Bank Creditors (as defined in part I, Section 2, Part D.1) and to persons with an interest in the Bonds.

6.2 LETTERS OF CURRENT INTENTION DATED ON OR AROUND 13 DECEMBER 2002 FROM EACH OF THE MEMBERS OF THE INFORMAL COMMITTEE OF BONDHOLDERS (AS AT THAT
     DATE) TO CORP AND PLC.*

     Under these letters, each of the four members of the Informal Committee of Bondholders confirmed its current intention (as at the date of the letters) to support the Restructuring of Corp and plc on the terms and in the manner contemplated by the Heads of Terms. In doing so, whenever any vote is required of such Bondholders in relation to the Schemes, such Bondholders stated their current intention to exercise all votes that they are entitled to in their capacity as Bondholders in favour of the Schemes and the Restructuring and not to act alone or in concert with others, or advise, assist or encourage any person to act in a manner which frustrates the Restructuring. Each such Bondholder reserves the right to change its intention in the future, or if: (a) the Restructuring is not implemented on the basis contemplated in the Heads of Terms; (b) an enforcement event has occurred at any time under the interim security (as described in part I, Section 2, Part D.1); (c) Corp or plc disclaims in writing or publicly expresses an intention not to pursue the Restructuring; a demand for re-payment of the Bank Facility is made or there is an event of default under the Bonds; (d) a public disclosure or announcement is made for the possible acquisition of all or substantially all of: (i) the business, operations and/or assets of Corp; or (ii) the financial indebtedness of Corp and/or plc owed to the Bank Creditors (as defined in part I, Section 2, Part D.1) and to persons with an interest in the Bonds; or (e) Corp or Highrose Limited violates, breaches or repudiates any provision of the undertakings given by them in favour of the members of the Informal Committee of Bondholders on 13 September 2002 (and amended on 13 December 2002 and 28 March 2003) in connection with the interim security.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 20
                                   LITIGATION

Except as set out below in paragraphs 1 to 24 below, no member of the Group is or has been engaged in nor, so far as the Group is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position. Where a liquidated sum is claimed, a de minimis figure of L5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. Corp, plc and the other Group Companies intend to defend claims vigorously. Claims against Corp and plc may be compromised by the Corp Scheme and plc Scheme, respectively, but claims against subsidiaries of Corp are not subject to the Schemes.

CLAIMS AGAINST THE CORP GROUP

1. Corp, FORE Systems Inc. ("FORE Systems") and 13 persons who were then directors and/or senior executives of FORE Systems are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of the public shareholders of FORE Systems (other than defendants and their respective affiliates). The action alleges that Corp violated federal securities law in relation to Corp's tender offer for FORE Systems' shares, FORE Systems' grant of share options to certain of the individual defendants and the treatment afforded the individual defendants' share options in that tender offer and in the merger agreement between Corp and FORE Systems. Millionerrors Investment Club is the first named plaintiff. The complaint seeks unspecified damages, counsel and expert fees, other costs of the claim and other unspecified relief, although the plaintiff's lawyers have indicated that the claim is worth $450 million. On 21 August 2002 the District Court granted summary judgement in favour of the defendants on all claims. On 23 September 2002, the plaintiffs filed a notice of appeal. The appeal is expected to take approximately one year. Potential liabilities in respect of the claim against Corp will be compromised pursuant to the Corp Scheme.

2. FORE Systems, together with six of its former directors and officers, are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of a class of persons (other than defendants and their respective affiliates) who purchased FORE Systems securities during the period 19 July 1996 to 1 April 1997, inclusive. Robert K. Bell is the first named plaintiff. The plaintiffs allege that, during this period, FORE Systems misrepresented material facts relating to its results of operations, competitive position and future prospects and concealed its alleged deterioration, declining growth and inability to compete successfully until the 1 April 1997 preliminary release of FORE Systems' projected results of operations for the year ended 31 March 1997. The plaintiffs also allege that FORE Systems' financial statements for the quarters ended 30 June, 30 September and 31 December 1996 improperly recognised revenues on sales to certain customers. These alleged misrepresentations are said to constitute violations of the anti-fraud provisions of section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, of section 20(a) of the U.S. Securities Exchange Act of 1934. The plaintiffs' consolidated complaint seeks unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. The defendants have denied all allegations of wrongdoing. Discovery has concluded, and both plaintiffs and defendants have filed their respective pre-trial statements. The plaintiffs' damages expert had initially estimated damages at $792 million, then $865 million and then $724 million. By order dated 2 August 2002, the court granted the defendants' motion in limine to exclude testimony from the plaintiffs' damages expert. At the same time the court denied a motion to exclude testimony from the plaintiffs' liability expert and discussed a proofs of claim procedure which if liability were found, would follow a liability trial. The court also certified the damages issue for an interlocutory appeal to the Court of Appeals. The plaintiffs did not appeal the court's decision. The court will now take up other issues raised

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       in the Group's motions. Potential liabilities in respect of this claim are not subject to the Schemes as the claim is not against Corp or plc.

3. FORE Systems is a defendant in a lawsuit filed by Bell Communications Research, Inc. (formerly known as Bellcore, now named Telcordia Technologies Inc. ("Telcordia")) on 14 October 1998 in the United States District Court for the District of Delaware. Telcordia, a patent holder, alleges that FORE Systems has infringed and continues to infringe four patents owned by Telcordia, and seeks unspecified damages for past infringement and an injunction against future infringement. FORE Systems has denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on non-infringement, invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands and asserted affirmative claims seeking damages for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Discovery in this case has closed. The court conducted a claim construction hearing in late August 2000 and subsequently entered an order construing the claims of the patents in suit. Telcordia, taking the position that it could not, given the court's patent claim construction, prevail on its claims of infringement at trial, moved the court to enter an order finding that FORE Systems had not infringed the patents in suit so that the case would be procedurally postured for appeal. FORE Systems subsequently moved the court to require that Telcordia identify which of the patent claim elements construed by the court it contends were in error and which preclude Telcordia from proving infringement. That motion has been fully briefed and is pending before the court. On 21 September 2001 the court entered a final judgement of non-infringement. Telcordia filed notice of appeal in October 2001 and filed their opening brief on 18 March 2002. FORE Systems' opening response was filed on 28 May 2002. Telcordia's reply was filed on 23 July 2002. Potential liabilities in respect of this claim are not subject to the Schemes as the claim is not against Corp or plc.

4. FORE Systems is a defendant in a second lawsuit filed by Telcordia, a patent holder, on 8 June 1999 in the United States District Court for the District of Delaware. Telcordia's second lawsuit for an unspecified amount of damages alleges that FORE Systems has infringed two additional Telcordia patents. FORE Systems has denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on the issues of non-infringement, invalidity and unenforceability and has alleged that Telcordia infringed one of FORE Systems' patents. Discovery in this case has closed. Telcordia has filed summary judgment motions which are pending before the court. The case was scheduled for trial in November 2000. However, all proceedings have been stayed pending the outcome of the proceedings in the first lawsuit described in paragraph 3 above. Potential liabilities in respect of this claim are not subject to the Schemes as this claim is not against Corp or plc.

5. Systems Management Specialists, Inc. ("SMS") is a defendant in an arbitration brought by Esprit de Corp ("Esprit") in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreement and is seeking at least $8 million. The arbitration between SMS and Esprit has commenced and will be conducted in Los Angeles, California, USA. Initially, the parties had agreed to conduct the arbitration hearing during a two week period in May 2003, with discovery and briefing to take place before that time. However, this may be delayed. plc was originally a party to the arbitration demand under a legal theory alleging that SMS and plc are alter egos of one another. Esprit has since released plc from its original arbitration demand, but has named plc in a federal court proceeding. In response plc moved to stay the federal court proceeding until after the arbitration between SMS and Esprit has concluded. The court granted plc's motion to stay, and therefore Esprit will be permitted to proceed with its claims against plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in its arbitration against SMS. Potential liabilities in respect of the claim against plc will be compromised pursuant to the plc Scheme.

6. Corp and Marconi Commerce Systems Inc. ("MCSI") are defendants in two actions brought by a former employee, Larry Anthony Gillus ("Gillus"). The complaints are that Gillus suffered racial discrimination

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       and subsequent retaliatory action whilst employed by Gilbarco (subsequently known as Marconi Commerce Systems Inc., which has now been sold to subsidiaries of Danaher Corporation plc). A second claim has been brought against plc and Marconi Commerce Systems Inc. for retaliation and intentional infliction of emotional distress alleged to have occurred after he bought the original action. Counsel for both parties have agreed that if plc is the correct defendant and not Corp, this change can be made. Gillus' counsel has stated that he is seeking a total of $19 million in respect of both claims. The claims have been selected for a mediated settlement conference. Potential liabilities in respect of the claims against Corp and plc will be compromised pursuant to the Schemes being implemented in accordance with their terms.

7. Corp, plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus ("Edeus"). The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc's United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totalling over $901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on the Group difficult to assess. An answer and affirmative defences have been filed on behalf of all defendants. Potential liabilities in respect of the claims against Corp and plc will be compromised pursuant to the Schemes.

8. On 4 October 2000, Alcatel SA and Alcatel CIT, both French companies ("Alcatel"), filed a claim against plc, Marconi Communications Limited and Marconi Communications SpA alleging infringement of two patents held by Alcatel group companies. Alcatel and Marconi entered into a mutual patent cross licence agreement effective 1 April 2002 in respect of both companies' patent portfolios which calls for a series of payments by plc. The amount of these payments has no significant effect on the financial position or profitability of the Group. This settled all claims brought by Alcatel. The cross licence applies to patents and patent applications of plc and Alcatel filed prior to 1 April 2002. The cross licence expires on 31 March 2009. Potential liabilities in respect of this claim are excluded from the Schemes.

9. Stringfellow and Plessey Precision Metals are defendants in an action brought in the Superior Court of California in May 1998. A toxic tort claim was filed by several thousand residents of Riverside County who live adjacent to the Stringfellow Acid Pits Waste Disposal Site. There are currently several hundred plaintiffs. The claim is still in its early stages and, therefore, no estimate of Plessey's potential liability is currently available. Plessey was a minor generator of hazardous materials on the site compared to others involved, however. A Case Management Order was entered into in early 2001 and the case is still in the early discovery stage. The defendants are seeking dismissal on grounds of statutes of limitation. Potential liabilities in respect of this claim are not subject to the Schemes as the claim is not against Corp or plc.

10. Inglis Limited and The English Electric Company Limited ("English Electric") are defendants in an action brought by Manitoba Hydro. In the early 1960s, Manitoba Hydro contracted with Inglis Limited to design and manufacture (amongst other equipment) three turbines for the hydro electric plant at Grand Rapids in the United States. Inglis Limited worked closely with English Electric, who prepared certain aspects of the turbine design. One of the turbines exploded in March 1992. Manitoba Hydro is suing Inglis Limited for negligence and breach of contract in the design and manufacture of the turbines, and English Electric for negligence in relation to the design. In June 1998 Manitoba Hydro were granted leave to commence their action against English Electric and Inglis Limited and the proceedings are progressing, the documentary disclosure phase having been largely completed and examination for discovery of witnesses being partly undertaken. Manitoba Hydro has pleaded (in broad terms) around 35 million Canadian dollars (approximately L14 million). This sum is exclusive of interest which could approximately double that figure as the explosion took place 10 years ago. This amount assumes 100 per cent. liability on the part of English Electric, which is denied. Potential liabilities in respect of the claim are not subject to the Schemes as the claim is not against Corp or plc.

11. Datang Telecom Technology Co. Ltd, Optical Communication Branch ("Datang") has indicated that it may bring a claim against Chengdu Marconi Communications Ltd. On 24 August 2000 Chengdu Marconi Communications Ltd entered into an Original Equipment Manufacture agreement with Datang. Datang

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       has approximately US$5.2 million on account payable to Chengdu Marconi Communications Ltd but has not paid as it claims that it has been unable to sell US$7 to 9 million of products purchased from Chengdu Marconi Communications Ltd due to their quality. Datang has indicated that it will not pay the outstanding sums and may bring court proceedings against Chengdu Marconi Communications Ltd in China. The value of such a claim might be in the region of US$7 to 9 million, the value of the products that Datang claims it has been unable to sell, but could potentially be for US$18 million, the value of the entire contract. Potential liabilities in respect of this claim are not subject to the Schemes as the claim is not against Corp or plc.

12. On 26 March 2002 Railtrack Telecom Services Ltd ("RTSL") (now known as RT Group Telecom Services Limited), a joint venture partner, served a claim against Corp in respect of its failure to pay in February 2002 an amount of L20 million plus daily interest in an amount of L3,287 in respect of the purported exercise by RTSL of a contractual option to put 1,324,054 ordinary shares in Easynet Group plc on to Corp. Corp had, prior to receipt of the claim, indicated its intention to claim or counterclaim against RTSL in respect of its acts, omissions, misrepresentations and breaches of its obligations to Corp arising out of or in respect of certain agreements and transactions relating to ipsaris Limited and Ultramast Limited (a joint venture company in which RTSL and Corp each held 50 per cent. of the shares). Corp then raised its counterclaims as a complete defence and advised RTSL that the amount of Corp's claims against RTSL was greater than the claim that RTSL had brought against Corp. RTSL applied for a summary judgment hearing, which took place on 15 July 2002, on the grounds that Corp's claims had no real prospect of success. The court did not grant summary judgment in favour of RTSL, recognising that Corp might have a valid counterclaim which could be set off against amounts due under the option. However, the court did order that Corp pay the disputed L20 million plus interest into court, reflecting the court's concerns about whether the counterclaim by Corp would ultimately succeed, and also the fact that RTSL was entitled to put the Easynet Group plc shares on Corp, and that it would be unfair for Corp to acquire the shares without making any payment. Corp paid the required sum into court. A settlement of all outstanding litigation was reached with RTSL, subject to court approval of a capital reduction in Ultramast Limited. The court approved the capital reduction on 21 February 2003.

13. Marconi Communications Ltd ("MCL") has settled claims which were brought by Alstom Transport Ltd ("Alstom"), a sub-contractor, in an arbitration brought under International Chamber of Commerce rules in respect of a sub-contract that Alstom entered into with MCL on 26 May 1995 for the supply of certain communications equipment and systems for installation on the Northern Line of London's underground system. Alstom requested the arbitration on 25 May 2001. MCL submitted a full defence. Certain preliminary matters were heard and an initial hearing into the substance of the claim took place. In a related action, Alstom Transport Ltd and three other Alstom subsidiaries issued proceedings in the English courts in September 2001 in relation to alleged misrepresentations or breach of warranties made by MCL as to the costs of operating the communications equipment and systems to be installed pursuant to this sub-contract. Settlement has been reached in relation to both these claims. MCL will provide further products and services to Alstom pursuant to a revised supply contract and a new maintenance contract was entered into as of 6 January 2003. Marconi's obligations pursuant to these new contracts are guaranteed by Marconi Communications Holdings Limited and are the subject of collateralised performance bonds to a value of L2.5 million and L1 million respectively for the supply and maintenance contracts. The arbitration has also been discontinued. Potential liabilities in respect of these claims are not subject to the Schemes as the claims are not against Corp or plc.

14. Corp was the defendant in an action brought by DrKW Finance Ltd ("DrKW") which has now been settled. The claim was for L12,289,860.15 plus interest due or scheduled to become due under a payment plan agreement between Oracle Corporation UK Ltd ("Oracle") and Corp. Oracle assigned the relevant agreement, a software licensing agreement, to DrKW. On 11 October 2002 DrKW obtained summary judgment for the full amount claimed plus interest. On the same day Corp agreed a settlement of the claim with DrKW and DrKW agreed not to enforce the judgment. Corp has complied with its settlement obligations and has no further liability in respect of this claim and therefore it is not subject to the Schemes.

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15. There is an outstanding tax dispute between the Indian tax authorities and Corp, English Electric and Associated Electrical Industries Limited ("AEI"). In 1989/90, as part of the reorganisation of the group's European operations, Corp, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited ("GEC India"), The English Electric Company of India Limited ("EE India") and GEC Power Engineering Services of India Limited ("GEP India") to a Dutch company, GEC Alsthom NV ("Alsthom"). The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Corp, English Electric and AEI (although this is one of the issues in dispute). An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Corp, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability of up to L11 million (of which L3 million relates to Corp). Corp, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and in pursuance of interim orders of the Indian court have deposited L2.686 million with the Indian tax authorities. Potential liabilities in respect of this claim are excluded from the Schemes.

CLAIMS BROUGHT BY THE CORP GROUP

The following represent the largest outstanding claims made on behalf of the Corp Group:

16. Marconi Communications, Inc. ("MCI") is the claimant in two actions against Vidar SMS Co., Ltd. ("Vidar"), a company with its principal place of business in Taiwan. In May 2000, MCI brought an International Chamber of Commerce arbitration proceeding against Vidar in connection with Vidar's breaches of an Engineering Services Agreement between Vidar and a Marconi-acquired company, RELTEC Corporation. In August 2002, the arbitration tribunal awarded MCI $25,879,544 under its breach of warranty claims, $5,604,270.12 for prejudgment interest, and $156,702.56 for costs, for a total award of $31,640,516.68. As set out below in paragraph 17 below, Vidar may claim that it has no assets to satisfy this judgment. Corp and plc have no liability in respect of this claim and therefore it is not subject to the Schemes.

17. A second action was brought by MCI against Vidar in May 2000 in the United States Court for the Northern District of Texas for fraud, negligent misrepresentation, Texas common law indemnity and California equitable indemnity, all relating to Vidar's wrongful acts in connection with various business relationships between the parties. On 30 October 2002, the U.S. District Court entered default judgment against Vidar on all claims and assessed MCI's actual damages at $72,402,065 plus prejudgment interest on this amount at the rate of 10 per cent. per annum. Vidar filed a petition for reorganisation in the Taipei (Taiwan) District Court in 2001 and may claim that it has no assets to satisfy the judgments referred to above. However, the Taipei District Court dismissed Vidar's petition on 28 January 2002 based on its lack of viability for reorganisation and the Taiwan High Court dismissed Vidar's appeal of the lower court's ruling on 25 March 2002 based on the same reason. Corp and plc have no liability in respect of this claim and therefore it is not subject to the Schemes.

CLAIMS AGAINST THE PLC GROUP

18. plc and four of its current or former officers are defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania on behalf of a putative class of all persons (other than defendants and their respective affiliates) who purchased American Depositary Receipts or common stock of plc between 10 April 2001 and 5 July 2001, inclusive. The named plaintiff in respect of the common stock of plc is Tri-Star Farms Ltd and the named plaintiff in respect of the ADRs is City of Miami Fire Fighters' and Police Officers' Retirement Trust Fund. Plaintiffs in these actions allege that, during this period, plc and the individual defendants falsely reassured investors that plc's revenues would rise during the year and that its geographic and business mix left it relatively immune to the economic downturn affecting its competitors. The plaintiffs further allege that on 4 July 2001 defendants belatedly disclosed that tougher trading conditions in the quarter ended 30 June 2001

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       indicated that plc's sales and operating profits for its fiscal year ended 31 March 2002 would fall significantly from the levels achieved in fiscal 2001. Defendants' alleged misrepresentations are said to violate the anti-fraud provisions of Section 10(b) of the US Securities Exchange Act of 1934 and, as to the individual defendants, Section 20(a) of the US Securities Exchange Act of 1934. The plaintiffs seek class certification, an award of unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. All defendants filed a motion to dismiss the lawsuit. In ruling upon the defendants' motion to dismiss, the Court entered an order dismissing claims brought on behalf of ordinary shareholders outside the US; the deadline for seeking an interlocutory appeal of this order has passed. The claims brought on behalf of ADR holders and US-resident ordinary shareholders will proceed to discovery and a class certification hearing. Potential liabilities in respect of the claim against plc will be compromised pursuant to the plc Scheme but may have the benefit (in whole or in part) of insurance (see part I, Section 2, Part C.7).

19. In April 2002, 11 former employees of Ten Square Inc. brought a claim against directors of that company for fraud in reducing their compensation package before liquidating the company and restarting it under a different name. The claim is for $2,160,050.91, plus $1 million in punitive damages for all plaintiffs (it is unclear if this is for each of the plaintiffs or in total). The plaintiffs allege that plc was a director of Ten Square Inc., though in fact plc only had a right to appoint a director, a right plc has not recently exercised. Marconi Ventures was also named as a plaintiff on 9 September 2002. The plaintiffs did not serve proceedings upon plc and on 24 October 2002 an order for the dismissal of the claim against plc was entered. However, plc was named in the second amended complaint which was filed on 24 December 2002. plc is aware of the action, but has not been served and is not yet a party to it. Potential liabilities in respect of the claim against plc will be compromised pursuant to the plc Scheme.

20. plc have been named in the federal court proceeding brought by Esprit de Corp described at paragraph 5 above. Potential liabilities in respect of the claim against plc will be compromised pursuant to the plc Scheme.

21. In November 2000 Larry Anthony Gillus, the former employee of Gilbarco Inc mentioned at paragraph 6 above in the claims against the Corp Group brought a claim against plc and Marconi Commerce Systems Inc for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. The damages claimed are again in excess of L100,000 in punitive damages and in excess of L100,000 in compensatory damages. A claim for breach of contract has also been added. plc denies that there is any connection between it and the subject matter of the claim as it is only an indirect parent of Marconi Commerce Systems Inc., against whom the plaintiff is also claiming. Counsel for both parties have agreed that if Corp is the correct defendant and not plc, this change can be made. The plaintiff's lawyers have indicated that he is seeking a total of $19 million in respect of this claim and the claim against Corp set out at paragraph 6 above. Potential liabilities in respect of the claims against Corp and plc will be compromised pursuant to the Schemes.

22. plc are also defendants in action brought by Thomas Edeus, a former employee of Marconi against Corp, plc, Marconi Inc. and Marconi Data Systems Inc., details of which are set out at paragraph 7 above in the claims against the Corp Group. Potential liabilities in respect of the claims against Corp and plc will be compromised pursuant to the Schemes.

23. In April 2002 Salomon Brothers International Limited ("SBIL") issued proceedings in the English High Court against plc claiming L15,874,960 plus interest under a guarantee given by plc in respect of the trustee for Marconi's employee trust. The trustee, Bedell Cristin Trustee Limited, entered into an ISDA Master Agreement on 15 December 1999 and SBIL allege that an event of default occurred under this on 26 March 2002 when plc as guarantor allegedly became insolvent. The sum of L376,914.16 payable to Bedell Cristin Trustee Limited by SBIL under an ISDA Credit Support Annex has not been paid by SBIL. SBIL contend that this sum will be set off against the amount they are claiming. A case management conference was scheduled for October 2002. However, both parties agreed that this should be postponed. SBIL have agreed to discontinue this claim if the Schemes become effective. Potential liabilities in respect of the claim will be compromised pursuant to the Schemes.

24. plc was a party to the claim brought by Alcatel SA and Alcatel CIT described at paragraph 8 above. Potential liabilities in respect of this claim are excluded from the Schemes.

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                                  APPENDIX 21
           SUMMARY OF THE PROPOSED PERMANENT INJUNCTION ORDERS UNDER
                SECTION 304 OF THE UNITED STATES BANKRUPTCY CODE

Subject to the Court sanctioning the Schemes, the chairman and alternative chairman of the Creditors' Meetings (the "Petitioners") for Corp and plc, intend to proceed with their applications for permanent injunctive relief by orders (the "Orders") from the US Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") in the respective cases relating to Corp and plc under section 304 of title 11 of the United States Code (the "Bankruptcy Code"). If the plc Scheme is not approved or sanctioned but the Corp Scheme is approved and sanctioned by the Court, an application for permanent injunction relief will be made in respect of Corp only.

The relief that the Petitioners will seek will be substantially as follows:

      a. the Petitioners, and from the Effective Date of the relevant Scheme, the Supervisors, will be recognised as the foreign representatives of Corp and plc in the United States;

      b. the proceedings related to the Schemes will be recognised as foreign proceedings;

      c. the Schemes (including any amendments or modifications thereof) will be given full force and effect in the United States and be binding on and enforceable in accordance with their terms against all of the Scheme Creditors, all Scheme Claims against Corp and plc will be discharged in accordance with the terms of the Schemes; and all Scheme Creditors shall be prohibited from taking any action inconsistent with the Schemes;

      d. as of the Effective Date of the relevant Scheme, except as provided in the respective Scheme all Scheme Creditors will be permanently enjoined and restrained from:

            (i) taking or continuing any act to obtain possession of, or exercise control over, either Corp or plc or any of their respective property or any property that is involved in the foreign proceeding or any proceeds thereof including, without limitation, any leasehold interests (collectively, the "Related Property"), and taking or continuing any act to create, perfect or enforce a lien or other security, interest, set-off or other claim against either Corp or plc or any Related Property, and transferring, relinquishing or disposing of any Related Property;

            (ii) commencing or continuing any action or other proceeding (including, without limitation, arbitration or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever), including by way of counterclaim (any of which, an "Action"), against either Corp or plc or any Related Property and seeking discovery of any nature against either Corp or plc;

            (iii) enforcing any judicial, quasi-judicial, administrative or regulatory judgement, assessment or order or arbitration award and commencing or continuing any act or any Action to create, perfect or enforce any lien or other security interest, set-off or other claim against either Corp or plc or any Related Property;

            (iv) invoking, enforcing or relying on the benefit of any statute, rule or requirement of federal, state or local law or regulation requiring either Corp or plc, the Petitioners or the respective Supervisors, to establish or post security in the form of a bond, letter of credit or otherwise as a condition of prosecuting, defending or appealing any Action; provided, however, that nothing in the Orders shall in any respect affect any security in existence at the Effective Date or the replacement for such security;

            (v) declaring or considering the filing of the section 304 proceedings or the respective Schemes a default or event of default under any agreement, contract or arrangement;

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      e. as of the Effective Date of each of the Schemes, all Scheme Creditors shall be required:

            (i) to turn over to, and account to the respective Supervisors for, any property of either Corp or plc or proceeds thereof, of which they have possession, custody or control that relate to any Scheme Claims;

            (ii) to deliver any books, papers or records of either Corp or plc, of which they have possession, custody or control, to the respective Supervisors, and all Scheme Creditors having any books, papers or records that the Supervisors may reasonably require in relation to their duties, or related to any matter that may affect the administration of either Scheme, shall preserve them and submit them to the respective Supervisors or their designees, for examination at all reasonable times; and

            (iii) to notify, in accordance with the terms of the relevant
                  Scheme, the respective Supervisors, to the extent they have a Scheme Claim of any nature or source against Corp, plc or any Related Property, are a party to any Action in which either Corp or plc is or was named as a party or as a result of which a liability of either Corp or plc may be established, and to put the New York office of Allen & Overy on the master service list of any such Action and to take such other steps as may be necessary to ensure that it receives (i) copies of any and all documents sent by the parties to such Action or issued by the court, administrator, arbitrator, regulator or similar official having jurisdiction over such Action and (ii) any and all correspondence or other documents circulated to parties named in the master service list;

      f. as of the Effective Date of each of the Schemes, subject to the terms and provisions of the relevant Scheme, all Scheme Creditors shall be deemed to have released from all liability, and shall be permanently enjoined and restrained from commencing or continuing any Action against, the Supervisors, except where such liability arises as a result of their own negligence, wilful default, breach of duty, breach of trust, fraud, bad faith or dishonesty;

      g. as of the Effective Date of each of the Schemes, subject to the terms and provisions of the relevant Scheme, the Scheme Companies, the Supervisors and all Scheme Creditors shall be deemed to have released from all liability, and shall be permanently enjoined and restrained from commencing or continuing any Action against, any member of the Creditors Committee (or their respective Nominated Representatives or Alternates (as defined in the Schemes)) for any loss or damage, unless such loss or damage is attributable to its or his own wilful default, wilful breach of duty, fraud or dishonesty;

      h. as of the Effective Date of each of the Schemes, subject to the terms and provisions of the relevant Scheme, all Scheme Creditors, the Scheme Companies, the Supervisors, the Escrow Trustee, the Distribution Agent, the Registrars, and Bondholder Communications (the "Releasing Parties") shall be deemed to have waived each and every claim that they may have in relation to any Scheme Claim, or otherwise in connection with the Scheme, against the Informal Committee of Bondholders and the Co-ordination Committee, and their respective present and former members, and their legal and financial advisers (collectively, the "Released Parties");

      i. as of the Effective Date of each of the Schemes, subject to the terms and provisions of the relevant Scheme, all Releasing Parties shall be deemed to have released the Released Parties from each and every liability that they may have to a Releasing Party in relation to any Scheme Claim or otherwise in connection with the Scheme;

      j. all Releasing Parties are to be permanently enjoined and restrained from commencing or continuing any Action against the Released Parties in respect of any claim or cause of action, in law or in equity, arising out of or relating to any action taken or omitted to be taken as of the Effective Date of the relevant Scheme by any of the Released Parties in connection with the section 304 cases or in preparing, disseminating, applying for or implementing the Schemes or the Orders of the Court;

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      k. all Releasing Parties are to be permanently enjoined and restrained from commencing or continuing any Action against the Released Parties, with respect to any claim or cause of action, in law or equity, which may arise out of the construction or interpretation of the Schemes or out of any action taken or omitted to be taken by any of the Supervisors, the Petitioners, the Prospective Supervisors, the Creditors Committee, the Scheme Company, the Escrow Trustee, the Distribution Agent, the Registrars, Bondholder Communications and the Released Parties in connection with the administration of the Schemes;

      l. the Court shall have exclusive jurisdiction to hear and determine any suit, action, claim or proceeding, and to settle any dispute, that may arise out of the construction or interpretation of the Schemes, or out of any action taken or omitted to be taken by any of the Supervisors, the Petitioners, the Prospective Supervisors, the Creditors Committee, Corp, plc or the Released Parties in connection with the administration of the Schemes including, without limitation, any course of action not released or waived by subclauses (f) and (g) above;

      m. the Bankruptcy Court shall retain jurisdiction with respect to the enforcement, amendment or modification of the Orders or any request for additional relief in the section 304 cases and all adversary proceedings in connection therewith properly commenced and within the jurisdiction of the Bankruptcy Court;

      n. no action taken by the Petitioners, the Prospective Supervisors, the Supervisors, Corp, plc, their respective successors, agents, representatives, or their counsel, in preparing, disseminating, or applying for, implementing or otherwise acting in furtherance of the Schemes, the section 304 cases or any adversary proceeding in connection therewith shall be deemed to constitute a waiver of the immunity afforded to the Petitioners, the Prospective Supervisors, the Supervisors, Corp, plc, and their respective successors, agents or representatives pursuant to Section 306 of the Bankruptcy Code; and

      o.    Each Order issued by the Bankruptcy Court is to be served:

            i. by United States Mail, first class, postage prepaid, upon known Scheme Creditors, the Releasing Parties and any parties who have requested notice of the application and parties who have requested notice of the application on or before the date set by the Bankruptcy Court; and

            ii. by publication of notice of entry of the Orders in The Financial Times and The Wall Street Journal on or before the date set by the Bankruptcy Court.

      provided that a copy of the Schemes shall be posted on a website, to be identified in writing to Known Scheme Creditors.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                  APPENDIX 22
         CO-ORDINATION COMMITTEE AND INFORMAL COMMITTEE OF BONDHOLDERS

Listed below are the members of the Co-ordination Committee with the period during which they were members set out opposite their names.

                                                             Period as a member of
Party                                                        Co-ordination Committee
-----                                                        -----------------------
Barclays Bank PLC                                            22 October 2001 to present
HSBC Bank plc, London Branch                                 22 October 2001 to present
JPMorgan Chase Bank                                          22 October 2001 to present
The Royal Bank of Scotland plc                               22 October 2001 to present
Commerzbank Aktiengesellschaft, London Branch                22 October 2001 to present
Intesa BCI S.p.A                                             22 October 2001 to 5 March 2003

Listed below are the members of the Informal Committee of Bondholders, with the period during which they were members set out opposite their names.

                                                             Period as member of Informal
Party                                                        Committee of Bondholders
-----                                                        ----------------------------
Cargill Financial Markets PLC                                10 April 2002 to present
Appaloosa Management LP(1)                                   10 April 2002 to present
AIG Global Investment Corp(2)                                10 April 2002 to present
Teachers Insurance and Annuity Association of America        10 April 2002 to present
Metropolitan Life Insurance Company                          10 April 2002 to 25 November 2002

---------------

Note

(1) Appaloosa Management LP is a member of the Informal Committee of Bondholders as an investment manager for and on behalf of Appaloosa Investment Limited Partnership I and other funds

(2) AIG Global Investment Corp is a member of the Informal Committee of Bondholders as an investment adviser, for and on behalf of, The Variable Annuity Life Insurance Company, American General Life and Accident Insurance Company and other advisory clients and accounts.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 23
            CONTACT DETAILS, MATERIAL INTERESTS AND CURRICULA VITAE
                               OF THE SUPERVISORS

It is proposed that Philip Wallace and Richard Heis of KPMG should be appointed as the Supervisors. Their function will be to supervise the implementation of the Schemes in accordance with their terms, including, primarily, adjudicating whether claims should be Admitted as Scheme Claims and directing the Escrow Trustee and the Distribution Agent to make distributions to Admitted Scheme Creditors. The Supervisors' functions and powers in the relevant part of the Corp Scheme and plc Scheme respectively are set out in the relevant Scheme. The Corp Scheme is set out in part II and the plc Scheme is set out in part III.

CONTACT DETAILS

KPMG LLP
For the attention of Philip Wallace and Richard Heis
8 Salisbury Square
London EC4Y 8BB
England, UK
Telephone: 020 7694 3007
Fax: 020 7694 3011
E-mail: marconischeme@kpmg.co.uk

RESPONSIBILITY OF THE SCHEME SUPERVISORS

Save as expressly set out in the relevant Scheme or the Escrow and Distribution Agreement, the Supervisors shall act as agents of Corp or plc (as appropriate), without personal liability, in respect of their functions in connection with the Schemes. The Supervisors, in their capacity as such, incur no liability to any Scheme Creditor, in accordance with the terms of the relevant Scheme:

      (a) in respect of any decrease in the value of the Scheme Consideration to which a Scheme Creditor is entitled during the period between that Scheme Creditor Submitting its Claim Form and that Scheme Creditor receiving its Scheme Consideration;

      (b) in respect of terminating the Waiting Period in accordance with the terms of the Scheme;

      (c)   arising from the structure or establishment of the Scheme; or

      (d) arising from the exercise of any power or discretion vested in them, except where such liability arises as a result of their own negligence, wilful default, breach of duty, breach of trust, fraud or dishonesty (or that of any partner in the same firm as the Supervisors or employed by that firm).

MATERIAL INTERESTS

Except in respect of the Prospective Supervisors' and the Supervisors' remuneration and expenses, (which shall be met by Corp in respect of the Corp Scheme and are not payable out of the assets of the Corp Scheme and from the fund set aside to meet Ongoing Costs in respect of the plc Scheme), neither Philip Wallace nor Richard Heis, nor their firm, KPMG is a creditor of either of the Scheme Companies.
CURRICULA VITAE

Philip Wallace has been a partner in KPMG since 1986 and is in the Corporate Recovery group specialising in complex restructurings and insolvencies, including cross-border work and sovereign debt rescheduling. One of the areas of his expertise is telecommunications. He is a member of the Council of The Institute of Chartered Accountants in England and Wales, where he chairs the Insolvency Practitioners Committee, a member of the Council of the Association Business Recovery Professionals, where he is also a member of the General Technical Committee, and a founder member of the Insolvency Practices Council. Some of the insolvencies and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

     APPENDIX 23: CONTACT DETAILS, MATERIAL INTERESTS AND CURRICULA VITAE OF THE
                                                                     SUPERVISORS

--------------------------------------------------------------------------------

restructurings using schemes under s.425 of the Act in which he has been involved include Barings Bank, Global Crossing, ICO and Osiris Insurance.

Richard Heis has been a partner in KPMG's Corporate Recovery group since 1997, specialising in complex restructurings and insolvencies, with experience in all forms of insolvency and restructuring work, including schemes of arrangement. He has also lectured widely on derivatives and complex financial products. Recent schemes under s425 of the Act on which he has worked include Barings Bank and Flag Telecom. He has also dealt with a large number of other complex insolvencies including Winchester Commodities, Japan Leasing and The New Millennium Experience Company Limited.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 24
                  SUMMARY OF TERMS OF APPOINTMENT AND SCOPE OF
       THE ENGAGEMENT OF THE PROSPECTIVE SUPERVISORS AND THE SUPERVISORS

Philip Wallace and Richard Heis (both partners of KPMG) have agreed to be appointed as the Prospective Supervisors and as the Supervisors of both the Corp Scheme and the plc Scheme on the terms and conditions set out in the respective Schemes.

The terms and conditions of this appointment will be those contained in KPMG's general terms of business, subject to the following modifications:

Clause 4:           This clause (which relates to confidential information)
                    shall be deemed to have been amended so that neither the Prospective Supervisors nor the Supervisors will identify
                    Corp or plc by name nor disclose any information from which Corp or plc's identity could reasonably be inferred, until such time as the information is in the public domain or Corp or plc (as appropriate) agree that the Prospective
                    Supervisors or Supervisors may do so in writing.

Clause 32:          The Prospective Supervisors and Supervisors' liability to
                    Corp and plc in connection with this engagement for direct losses shall each be limited, on the basis set out in the General Terms of Business, to a maximum aggregate of L15 million.

Clause 37:          In the event of a material breach of the Prospective
                    Supervisors or Supervisors' payment terms, the Prospective
                    Supervisors or Supervisors (as the case may be) may terminate the engagement immediately at their discretion.

Clause 44:          This clause (which relates to "regulated activities" under the Financial Services and Markets Act 2000) will not apply to Corp or plc as the Prospective Supervisors or Supervisors' work will not include "regulated activities" under the Financial Services and Markets Act 2000.

Where and to the extent that any provision of the Supervisors' Engagement Letter (as defined in the Corp or plc Scheme as applicable) or the general terms of business conflicts with a provision of the Corp and/or plc Scheme, the provisions of the relevant Scheme shall prevail. However, in respect of the liability of the Supervisors to Corp and plc (but not, for the avoidance of doubt, between the Supervisors and the Scheme Creditors), howsoever arising, the terms of the Supervisors' Engagement Letter and the general terms of business shall prevail over any conflicting provisions of the relevant Scheme.

A. The detailed scope of the work the Prospective Supervisors will perform in respect of each of the proposed Schemes is as follows:

1.1 In order that a distribution can be made to as many creditors as possible in accordance with the proposed terms of the Schemes on the Effective Date, it will be necessary for Scheme Claims Forms to be received by the Prospective Supervisors before the relevant Scheme is sanctioned. The work necessary to agree these claims (where it is possible and practicable so to do) will also have to be completed before the Court hearing to sanction the relevant Scheme by the Prospective Supervisors.

1.2 The Prospective Supervisors will receive Claim Forms from potential Scheme Creditors and maintain a list of Scheme Claims received. To the extent that Reserve Claims are received, details of such claims will be promptly communicated to the relevant Scheme Company.

1.3 Following receipt of a Claim Form, the Prospective Supervisors will use reasonable endeavours to determine promptly whether and if so, the extent to which, a Scheme Claim will be Admitted and, if so, to promptly Admit that Scheme Claim.

1.4 Following receipt of a Claim Form the Prospective Supervisors will establish (to the extent practicable in the time) the amount, if any, of the Scheme Claim and Admit the Scheme Claims at this quantum following the principles used in a liquidation under the Insolvency Act 1986, as more fully described in

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

 APPENDIX 24: SUMMARY OF TERMS OF APPOINTMENT AND SCOPE OF THE ENGAGEMENT OF THE
                                     PROSPECTIVE SUPERVISORS AND THE SUPERVISORS

--------------------------------------------------------------------------------

       the relevant Scheme. In this regard the Prospective Supervisors will consult with the relevant Scheme Company and request and receive assistance in establishing the appropriate level of claim.

1.5 Should further information be required to determine the quantum, if any, of a Scheme Claim to be Admitted, the Prospective Supervisors will request this from the Scheme Creditor.

1.6 The Prospective Supervisors will inform the Scheme Creditor whether its Scheme Claim has been Admitted and the Prospective Supervisors will, in the case of a Scheme Claim which is rejected in whole or in part provide the Scheme Creditor with written reasons for the rejection. Such a notification can only be informal unless and until the Prospective Supervisors are formally appointed as Supervisors.

1.7 In relation to Bondholders, the Prospective Supervisors will only be required to agree the claims of the respective Trustees. The Prospective Supervisors will not be required to provide details beyond this, which will be dealt with directly between the Escrow Agent, the Distribution Agent and Bondholder Communications Group. The Supervisors will, however, maintain records of Scheme Creditors based on information contained in Claim Forms and supplied to them by Bondholder Communications for the purposes of future meetings of Scheme Creditors.

1.8 The Prospective Supervisors will provide a helpline which creditors may contact with their queries about completing Forms of Proxy or Claim Forms in relation to the Scheme.

1.9 The Prospective Supervisors will acknowledge receipt of Forms of Proxy and Claim Forms. For the avoidance of doubt, the Prospective Supervisors will not acknowledge Account Holder Letters or notifications by Bondholders that they will be attending the Scheme Meeting.

1.10 The Prospective Supervisors will provide confirmations to the relevant Scheme Company, in the agreed form and on the relevant dates, relating to the levels of provisions and reserves to be included in the Schemes unless the Prospective Supervisors have reason not to give the confirmations.

1.11 The Prospective Supervisors will compile a list of creditors to be Admitted on the Effective Date of the Scheme which will be produced to Court at the hearing to sanction the Schemes should the Schemes be approved at the Scheme Meeting.

B. The detailed scope of the work the Supervisors will perform is as follows:

       1.     CORP

1.1    CLAIM AGREEMENT

      (a) As mentioned above, in order that a distribution can be made to as many Scheme Creditors as possible in accordance with Corp Scheme on the Effective Date of the Corp Scheme it will be necessary for Claim Forms to be received by the Prospective Supervisors before the Scheme is sanctioned. The work necessary to agree claims (where it is possible and practicable to do so) will be completed before the Court hearing to sanction the Corp Scheme by the Prospective Supervisors as mentioned above.

      (b) After the Effective Date the Supervisors will receive Claim Forms from potential Scheme Creditors and maintain a list of Scheme Claims received. To the extent Reserve Claims are received, details will be promptly communicated to Corp.

      (c) Following receipt of a Claim Form the Supervisors will use reasonable endeavours to determine promptly whether and if so, the extent to which, a Scheme Claim will be Admitted and, if so, to promptly Admit that Scheme Claim.

      (d) Following receipt of a Claim Form the Supervisors will establish the amount, if any, of the Scheme Claim and Admit the Scheme Claim at this quantum following the principles used in a liquidation under the Insolvency Act 1986 (UK), as more fully described in the Corp Scheme. In this, the Supervisors will consult with Corp and request and receive assistance in establishing the amount of the Scheme Claim.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 24: SUMMARY OF TERMS OF APPOINTMENT AND SCOPE OF THE ENGAGEMENT OF THE PROSPECTIVE SUPERVISORS AND THE SUPERVISORS

--------------------------------------------------------------------------------

      (e) Should further information be required to determine the quantum, if any, of a Scheme Claim to be Admitted, the Supervisors will request this from the Scheme Creditor.

      (f) The Supervisors will inform the Scheme Creditor whether its Scheme Claim has been Admitted and the Supervisors will, in the case of a Scheme Claim which is rejected (in whole or in part), provide the Scheme Creditor with written reasons for the rejection.

      (g) Where Allowed Proceedings or adjudication are commenced or continued the Supervisors shall defend them or assist Corp in defending them as appropriate. The costs of this are a matter for the Supervisor to determine and, once so determined, shall be met in full by Corp immediately on request, including any amounts required for protection against adverse costs orders. If Corp does not pay any such amounts the Supervisors shall, in accordance with the terms of the Scheme, have the right to raise sums from the Scheme Consideration.

      (h) When necessary, the Supervisors will terminate the Scheme in accordance with its terms.

1.2    DISTRIBUTIONS

      (a) For each distribution, subject to (b) below the Supervisors will prepare a schedule of Admitted Scheme Claims and the Scheme Consideration which they are to receive, including the currency elections and ADR elections and reflecting the effect of modelled recirculation of Scheme Consideration where appropriate (each a "SCHEDULE"), and provide this to the Escrow Trustee and the Distribution Agent for payment to be made. The Supervisors will not be responsible for the actions of the Escrow Trustee and/or the Distribution Agent. The Supervisors will not make payments themselves.

      (b) In relation to Bondholders or Beneficial Owners, the Supervisors will only be required to provide details of the distribution to the respective Trustees. The Supervisors will not be required to provide details beyond this, which will be dealt with directly between The Bank of New York and Bondholder Communications.

      (c) Where an Admitted Scheme Claim has been listed in the Schedule compiled by the Prospective Supervisors and presented to the Court at the hearing to sanction the scheme, that Scheme Claim will be Admitted on the Effective Date, the Supervisors will provide a Schedule to the Escrow Trustee and the Distribution Agent relating to the First Initial Distribution. The Supervisors will produce a
            Schedule in relation to each further Scheme Claim as soon as practicable after it is Admitted.

      (d) Following the First Initial Distribution, the Supervisors will continue to adjudicate on and Admit or reject Scheme Claims. At any time when the Supervisors, in their sole discretion, consider that a distribution is appropriate considering the expense, the Supervisors will calculate a Further Distribution in respect of all Admitted Claims and provide a Schedule to the Escrow Trustee and the Distribution Agent.

      (e) The Supervisors will maintain provisions against Scheme Claims made but not Admitted and a Reserve Claims Segment in the Scheme until the termination or expiry of the Waiting Period. Should the Reserve Claims Segment prove not to be required in the relevant Scheme, the Supervisors may make Further Distributions as described in (d) above.

      (f) The Supervisors will do such other things as may be necessary to give effect to the actions above and to carry out their obligations under the Scheme.

2.     PLC

2.1    CLAIM AGREEMENT

      (a) In order that a distribution can be made to as many Scheme Creditors in accordance with the plc Scheme on the Effective Date of the plc Scheme it will be necessary for Claim Forms to be received by the Prospective Supervisors before the Scheme is sanctioned. The work necessary to

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

 APPENDIX 24: SUMMARY OF TERMS OF APPOINTMENT AND SCOPE OF THE ENGAGEMENT OF THE
                                     PROSPECTIVE SUPERVISORS AND THE SUPERVISORS

--------------------------------------------------------------------------------

            agree claims (where it is possible and practicable to do so) will be completed before the Court hearing to sanction the plc Scheme by the Prospective Supervisors pursuant to the terms of their separate Engagement letter.

      (b) The Supervisors will receive Claim Forms from potential Scheme Creditors and maintain a list of Scheme Claims received. To the extent Reserve Claims are received, details will be promptly communicated to plc.

      (c) Following receipt of a Claim Form the Supervisors will use reasonable endeavours to determine promptly whether and if so, the extent to which, a Scheme Claim will be Admitted and, if so, to promptly Admit that Scheme Claim.

      (d) Following receipt of a Claim Form the Supervisors will establish the quantum, if any, of the Scheme Claim and Admit the Scheme Claim at this amount following the principles used in a liquidation under the Insolvency Act 1986 (UK), as more fully described in the Explanatory Statement and/or the Schemes. In this the Supervisors will consult with Corp and plc and request assistance in establishing the amount of the Scheme Claim. Corp and plc will provide assistance to enable the Claim Forms to be properly considered.

      (e) Should further information be required to determine the quantum, if any, of a Scheme Claim to be Admitted, the Supervisors will request this from the Scheme Creditor.

      (f) The Supervisors will inform the Scheme Creditor whether its Scheme Claim has been Admitted and the Supervisors will, in the case of a Scheme Claim which is rejected (in whole or in part), provide the Scheme Creditor with written reasons for the rejection.

      (g) Where Allowed Proceedings are commenced or continued the Supervisors shall defend them or assist plc in defending them as appropriate. The costs of this shall be met from the cash reserved for this as detailed in the plc Scheme. The Supervisors will have control over the plc funds for this purpose.

      (h) Where necessary, the Supervisors will terminate the plc Scheme in accordance with its terms.

2.2    DISTRIBUTIONS

      (a) For each distribution, subject to (b) below the Supervisors will prepare a schedule of Admitted Scheme Claims and Scheme Consideration which they are to receive, including the currency elections and the ADR elections and reflecting the effect of modelled recirculation of Scheme Consideration where appropriate (each a "SCHEDULE"), and provide this to the Escrow Trustee and/or the Distribution Agent for payment to be made. The Supervisors will not be responsible for the actions of the Escrow Trustee and/or the Distribution Agent. The Supervisors will not make payments themselves.

      (b) In relation to Bondholders, the Supervisors will only be required to provide details of the distribution to the respective Trustees. The Supervisors will not be required to provide details beyond this, which will be dealt with directly between The Bank of New York and Bondholder Communications.

      (c) Where a Scheme Claim has been listed in the Schedule compiled by the Prospective Supervisors and presented to the Court at the hearing to sanction the Scheme, that Scheme Claim will be Admitted on the Effective Date. On the Effective Date, the Supervisors will provide a Schedule to the Escrow Trustee and the Distribution Agent relating to the Initial Distribution.

      (d) Following the First Initial Distribution, the Supervisors will continue to adjudicate on and admit or reject Scheme Claims. At any time when the Supervisors, in their sole discretion, consider that a distribution is appropriate considering the expense, the Supervisors will calculate a Further Distribution in respect of all Admitted Claims and provide a Schedule to the Escrow Trustee and the Distribution Agent.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 24: SUMMARY OF TERMS OF APPOINTMENT AND SCOPE OF THE ENGAGEMENT OF THE PROSPECTIVE SUPERVISORS AND THE SUPERVISORS

--------------------------------------------------------------------------------

      (e) The Supervisors will Admit Scheme Claims which are covered by insurance (in whole or part), consult and negotiate with the relevant insurers as appropriate, and if necessary pursue any claims against insurers in accordance with the terms of the Scheme.

      (f) After the termination of the Waiting Period the Supervisors will consider the amount of cash held by plc with the Creditors' Committee operating pursuant to the terms of the plc Scheme and, if the Supervisors consider it appropriate, they will augment any distributions with cash held by plc which in the reasonable opinion of the Supervisors is not required for the payment of Ongoing Costs.

      (g) The Supervisors will review the level of Ongoing Costs. If the Supervisors consider if appropriate they will reduce or cancel any letter of credit provided to them for the purposes of the plc Scheme.

      (h) The Supervisors will maintain provisions against Scheme Claims made but not Admitted and a Reserve Claims Segment in each Scheme. Should the Reserve Claims Segment prove not to be required in the relevant Scheme, the Supervisors may make Further Distributions as described in (c) above.

      (i) The Supervisors will discuss with Corp and plc any claims made which might be Excluded Claims. Corp and plc will provide assistance in determining these claims and resolving any disputes. Following determination of the claims they will arrange their payment from the Expenses Fund (as defined in the plc Scheme).

      (j) The Supervisors will do such other things as may be necessary to give effect to the actions above and to carry out their obligations under the plc Scheme.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                  APPENDIX 25
    FORM OF CONFIRMATION RESOLUTION AND FORM OF SCHEME COMPANY CONFIRMATION

             [MARCONI CORPORATION PLC]/[MARCONI PLC]* (THE COMPANY)
              MINUTES OF A MEETING OF THE DIRECTORS OF THE COMPANY
             HELD AT REGENTS PLACE, 338 EUSTON ROAD, LONDON NW1 3BT
                              ON --, 2003 AT --.M.
--------------------------------------------------------------------------------

Present:         --                      (Chairman)
In attendance:    --

--------------------------------------------------------------------------------

1.   QUORUM

     The Chairman noted that each of the directors of the Company was present and accordingly the meeting was quorate, and that the meeting had been duly convened.

2.   PURPOSE OF THE MEETING

     It was reported that the meeting had been convened in accordance with the confirmation procedure set out in an explanatory statement made in support of the proposed scheme of arrangement by the Company (the SCHEME) under section 425 of the Companies Act 1985. The purpose of the meeting was:

     (a) to consider and, if thought fit, confirm that the Board remains satisfied as to the adequacy of:

           (i) the scheme consideration being set aside to form the Reserve Claims Segment (the RESERVE); and

           (ii) the scheme consideration being set aside for Known Claims which are currently unliquidated or disputed (the PROVISIONS),

           to ensure that all Scheme Creditors in respect of Reserve Claims and unliquidated or disputed Known Claims will receive the same level of distribution as those Scheme Creditors who participate in the First Initial Distribution (the FID CREDITORS) in accordance with the terms of the Scheme; [and]

     [(b) to consider and, if thought fit, confirm the continued validity of the working capital statement in part I, Section 2, Part D.21 of the Explanatory Statement (WORKING CAPITAL STATEMENT) that the working capital resources of the Corp Group for the period referred to in such statement would be sufficient having regard, inter alia, to the need to make due payment in the ordinary course during such period to creditors of the Company as at the Effective Date as defined in the Scheme who are not Scheme Creditors; and](1)

[(b)][(c)] to consider and, if thought fit, authorise the issue to the proposed supervisors of the Scheme of a letter in the prescribed form confirming that the Company remains satisfied that the Reserve and the Provisions are sufficient to ensure that all Scheme Creditors in respect of Reserve Claims and unliquidated or disputed Known Claims will receive the same level of distribution as FID Creditors in accordance with the terms of the Scheme [and that the Company remains of the opinion that, having regard to the facilities which will be available to the Corp Group following the Effective Date, the working capital available to the Corp Group will be sufficient for the Corp Group's present requirements as from the Effective Date, that is from the Effective Date until 12 months following the date of the Explanatory Statement](1) (the SCHEME COMPANY CONFIRMATION).

---------------

(1) Only include for Corp Board minutes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 25: FORM OF CONFIRMATION RESOLUTION AND FORM OF SCHEME COMPANY CONFIRMATION

--------------------------------------------------------------------------------

3.   APPROVAL

3.1 Having had the opportunity to consider the amount of the Reserve provided for in the Scheme, having had regard to the results of the extensive due diligence process conducted, the process of writing to known creditors and the advertising process, and having taken all reasonable care to investigate the matter, and to the best of his/their knowledge and belief on the basis of up-to-date information each director individually, and the Board collectively, confirmed that all appropriate enquiries had been made to establish the level of likely Reserve Claims and unliquidated or disputed Known Claims and that accordingly they remain satisfied that the amount of the Reserve and the Provisions provided for in the Scheme remained sufficient to ensure that all Scheme Creditors in respect of Reserve Claims and unliquidated or disputed Known Claims will receive the same level of distribution as FID Creditors in accordance with the Scheme.

[3.2 Having taken all reasonable care to investigate the position and make enquiry of appropriate advisers, it was concluded that the results of these investigations were consistent with the Working Capital Statement, and accordingly that in the opinion of the Company, having regard to the facilities which will be available to the Corp Group following the Effective Date, the working capital available to the Corp Group will be sufficient for the Corp Group's present requirements as from the Effective Date, that is from the Effective Date until 12 months following the date of the Explanatory Statement.](1)

[3.2][3.3]After due and careful consideration IT WAS UNANIMOUSLY RESOLVED THAT:

     (a) the Company remained satisfied that the amount of the Reserve and the provisions provided for in the Scheme were sufficient in order that all Scheme Creditors in respect of Reserve Claims and unliquidated or disputed Known Claims will receive the same level of distribution as FID Creditors in accordance with the terms of the Scheme;

     [(b) the Company remained of the opinion that having regard to the facilities which will be available to the Corp Group following the Effective Date, the working capital available to the Corp Group will be sufficient for the Corp Group's present requirements as from the Effective Date, that is from the Effective Date until 12 months following the date of the Explanatory Statement;](1)

  [(b)][(c)] the Scheme Company Confirmation be approved; and

  [(c)][(d)] any two directors (or any one director and the company secretary)
             be authorised to execute and deliver the Scheme Company Confirmation to the Prospective Supervisors.

4.   MEETING CLOSED

     There being no further business the Chairman declared the meeting closed.

---------------

(1) Only include for Corp Board minutes.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 25: FORM OF CONFIRMATION RESOLUTION AND FORM OF SCHEME COMPANY CONFIRMATION
--------------------------------------------------------------------------------

       [ON HEADED NOTEPAPER OF [MARCONI CORPORATION PLC] [MARCONI PLC]]*

To: [Philip Wallace and Richard Heis in their capacity as the Prospective
    Supervisors of [Marconi Corporation plc][Marconi plc]]

Dear Sirs,

MARCONI [CORPORATION]* PLC (THE COMPANY) -- ADEQUACY OF PROVISIONING AND
RESERVES

The Company is writing to you in connection with its proposed scheme of arrangement (the SCHEME) under section 425 of the Companies Act 1985 in accordance with the confirmation procedure set out in Part C.5 of the explanatory statement accompanying the Scheme (the EXPLANATORY STATEMENT). Unless otherwise stated in this letter, terms defined in the Explanatory Statement shall have the same meaning when used in this letter.

Following a unanimous resolution of the board, the Company hereby confirms that, as at the date of this letter, it remains satisfied that the amount of Scheme Consideration set aside to form the Reserve Claims Segment and that the provisions made in respect of unliquidated or disputed Known Claims under the Scheme will be sufficient in order that all Scheme Creditors with Reserve Claims or unliquidated or disputed Known Claims will receive the same level of distribution as those Scheme Creditors who participate in the First Initial Distribution in accordance with the terms of the Scheme.

[In addition, whilst we acknowledge that you have not been advising on the sufficiency of the working capital and you express no view thereon, the Company remains of the opinion that having regard to the facilities which will be available to the Corp Group following the Effective Date, the working capital available to the Corp Group will be sufficient for the Corp Group's present requirements as from the Effective Date, that is from the Effective Date until 12 months following the date of the Explanatory Statement. Accordingly, the Company is of the view that there will be sufficient working capital to meet the costs of implementing the Scheme and accordingly it will not be necessary to look to the Scheme Consideration to fund those costs.](1)

This letter has been prepared for your sole benefit and is being provided to you on the basis that it may not be relied upon by any other person. The Company does not accept liability to any other person. For the avoidance of doubt (and save, as regards the liability of any individual director, for fraud by that individual), the directors of the Company accept no personal liability to any person under or in connection with this letter.

This letter is governed by English law.

Yours faithfully,

------------------------------------

MARCONI [CORPORATION]* PLC

*   delete as appropriate

(1) Only include for Corp letter

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                  APPENDIX 26
   FORM OF LETTER OF CONFIRMATION TO BE GIVEN BY THE PROSPECTIVE SUPERVISORS

                         [ON HEADED NOTEPAPER OF KPMG]

To: [Marconi [Corporation]* plc]

Dear Sirs,

MARCONI [CORPORATION]* PLC (THE COMPANY) -- ADEQUACY OF PROVISIONING AND
RESERVES

We are writing to you in connection with the proposed scheme of arrangement of the Company (the SCHEME) under section 425 of the Companies Act 1985 in accordance with the confirmation procedure set out in Part C.5 of the explanatory statement accompanying the Scheme (the EXPLANATORY STATEMENT). Unless otherwise stated in this letter, terms defined in the Explanatory Statement shall have the same meaning when used in this letter.

We confirm receipt of the Company's letter dated [ ] confirming, inter alia, that it remains satisfied that the amount of the Scheme Consideration set aside to form the Reserve Claims Segment under the Scheme and that the provisions made in respect of unliquidated or disputed Known Claims will be sufficient in order that all Scheme Creditors with Reserve Claims or unliquidated or disputed Known Claims will receive the same level of distribution as those Scheme Creditors who participate in the First Initial distribution (the FID CREDITORS) in accordance with the terms of the Scheme.

Having reviewed the amount of Scheme Consideration to be set aside to form the Reserve Claims Segment under the Scheme and the provisions made in respect of unliquidated or disputed Known Claims, and based on the inquiries we have made and the information we have seen we hereby confirm that we have no reason to disagree with the Company's view that the provisions for unliquidated or disputed Known Claims and the level of reserves set by the Company are sufficient in order that all Scheme Creditors with Reserve Claims and unliquidated or disputed Known Claims will receive the same level of distribution as FID Creditors in accordance with the terms of the Scheme.

[Whilst we have not been advising on the issue of working capital and express no view thereon we note your reference to the sufficiency of the working capital and your confirmation that you are of the view that it will not be necessary to fund the cost of implementing the Scheme from the Scheme Consideration.](1)

This letter has been prepared for the Company's sole benefit and is being provided to you on the basis that it may not be relied upon by any other person. We do not accept liability to any person other than the Company.

This letter is governed by English law.

Yours faithfully,

------------------------------------

[DETAILS OF SUPERVISORS]

* delete as appropriate

(1) Only include for Corp letter

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                                  APPENDIX 27
                        INSTRUCTIONS TO SCHEME CREDITORS
 Persons whose only Scheme Claim arises through an interest in Bonds should not read this Appendix 27 and should instead read Appendix 28

PLEASE TAKE THE ACTION REQUESTED OF YOU IN THESE INSTRUCTIONS URGENTLY. THERE IS ONLY A LIMITED TIME PERIOD WITHIN WHICH THE FORMS OF PROXY MUST BE RETURNED, DULY EXECUTED AND COMPLETED BY ALL RELEVANT PERSONS AS DIRECTED IN THESE INSTRUCTIONS, IN ORDER TO VOTE AT THE RELEVANT SCHEME MEETING(S). IN ADDITION, IF YOU HAVE A KNOWN CLAIM IN ORDER TO BE ELIGIBLE TO PARTICIPATE IN THE FIRST INITIAL DISTRIBUTION OF SCHEME CONSIDERATION WHICH IS TO BE MADE ON THE EFFECTIVE DATE OF THE RELEVANT SCHEME YOU MUST RETURN YOUR CLAIM FORM, DULY EXECUTED AND COMPLETED BY ALL RELEVANT PERSONS AS DIRECTED IN THESE INSTRUCTIONS BY 5.00 P.M. (LONDON TIME) ON THE FIRST CLAIM DATE (BEING 17 APRIL 2003). IF YOU RETURN YOUR DULY EXECUTED AND COMPLETED CLAIM FORM AFTER THE FIRST CLAIM DATE (BEING 17 APRIL 2003), YOU WILL ONLY BE ELIGIBLE TO PARTICIPATE TO RECEIVE AN INITIAL DISTRIBUTION OF SCHEME CONSIDERATION AS SOON AS PRACTICABLE AFTER YOUR SCHEME CLAIM IS ADMITTED.

If you have any questions relating to these instructions, please contact the KPMG HELPLINE by telephoning + 44 (0)20 7694 3007 as set out on the fourth page of this document.

General

1. You are a Scheme Creditor if you held a Scheme Claim in respect of Corp or plc or both at the Record Date (5.00 p.m. London time on 27 March
       2003). For example, these include banks, landlords, certain trade creditors and those with the benefit of a guarantee or warranty from Corp or plc.

2. In addition to being a Scheme Creditor, you may also be a person with an interest in Bonds. If so, please also refer to Appendix 28 and also take the appropriate action described there.

3. The Law Debenture Trust Corporation p.l.c., as trustee for the Eurobonds, and The Bank of New York, as trustee for the Yankee Bonds, are entitled to, and will, each complete a Claim Form in respect of the Corp Scheme and the plc Scheme respectively. Separate arrangements have been made for the Definitive Holder of the Bonds to vote at, or to give instructions as to how their votes should be cast in relation to, the relevant Scheme Meetings (see Appendix 28).

This document

4. You have received this document (and its accompanying Form(s) of Proxy (coloured yellow for Corp Scheme Creditors and coloured green for plc Scheme Creditors) and Claim Form(s) (coloured blue for Corp Scheme Creditors and coloured pink for plc Scheme Creditors)) from Corp or plc as appropriate.

Completing and Submitting your Claim Form

5. The Claim Form should be completed and signed in accordance with the guidance notes set out in it.

6. The Claim Form is printed on carbon copy paper, meaning that by writing on the top sheet of each page a duplicate copy will be completed automatically. You should tear off and retain the bottom sheet of each page (the copy) of the Claim Form and submit the top sheet of each page (the original) to KPMG LLP at 8 Salisbury Square, London, EC4Y 8BB England, UK, for the attention of Philip Wallace and Richard Heis. If you are submitting your completed Claim Form on a date approaching 17 April 2003, you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Claim Form by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. KPMG will acknowledge, by first class post, receipt of all Claim Forms.

7. Claim Forms may be withdrawn or amended after submission by written notice to KPMG at 8 Salisbury Square, London, EC4Y 8BB, England, UK, for the attention of Philip Wallace and Richard Heis at any time prior to the issue by the Supervisors of instructions to the Escrow Trustee and the Distribution Agent to distribute Scheme Consideration in respect of the Scheme Claim set out in the Claim Form.

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Effect of Claim Form

8. Your duly completed Claim Form constitutes your claim to Scheme Consideration in the relevant Scheme. If you have a Known Claim, in order to be assured of participating in the First Initial Distribution of Scheme Consideration in respect of that Known Claim on the Effective Date your duly completed Claim Form must be received by KPMG by 5.00 p.m. (London time) on the First Claim Date (being 17 April 2003), and your Known Claim must be listed in the First Initial Distribution Notice which will ensure that it is Admitted on the Effective Date. FOR THIS REASON YOU ARE URGED TO RETURN YOUR CLAIM FORM AS SOON AS POSSIBLE. Any amendment made to your Claim Form should be initialled next to the amendment by the person(s) signing the Claim Form. Claim Forms received before 5.00 p.m. (London time) on First Claim Date (being 17 April 2003), which are not listed (in whole or in part) in the First Initial Distribution Notice will not, to the extent to which such a Scheme Claim has not been so listed in the First Initial Distribution Notice, entitle participation in the First Initial Distribution. Any Scheme Claims not listed in the First Initial Distribution Notice will, if Admitted, receive an Initial Distribution as soon as practicable after they are Admitted. KPMG will return any Claim Forms which are not duly completed with a brief explanation of why they are not duly completed by first class post or, where a fax number has been provided, by fax.

Voting at Scheme Meetings

9. In order to vote at the relevant Scheme Meeting(s), you should complete and sign the relevant Form of Proxy as described in paragraph 10 and submit it to KPMG on behalf of Corp or plc, as appropriate in accordance with paragraph 11 below. There are two separate Scheme Meetings and an appropriately coloured form of proxy must be lodged in respect of each Scheme Meeting relevant to you (Corp Scheme Creditors coloured yellow, and plc Scheme Creditors coloured green). Lodging a Form of Proxy in advance of the relevant Scheme Meeting does not prevent a Scheme Creditor from revoking such proxy and delivering a new Form of Proxy on the date of the Scheme Meeting or revoking such proxy and attending the Scheme Meeting in person.

Completing your Form of Proxy

10. The relevant Form of Proxy should be completed in accordance with the guidance notes printed on it. In summary, you may elect either to:

       a. attend and vote at the relevant Scheme Meeting in person or appoint someone else as your proxy (other than the chairman of the Scheme Meeting) to attend and vote at the relevant Scheme Meeting in person on your behalf; or

       b. instruct the chairman of the relevant Scheme Meeting as your proxy to cast your vote in accordance with your wishes.

       You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the relevant Scheme Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the relevant Scheme Meeting in person, you will be entitled to do so.

11. The Forms of Proxy are printed on carbon copy paper, meaning that by writing on the top sheet of each page a duplicate copy will be completed automatically. You should tear off and retain the bottom sheet of each page (the copy) and submit the top sheet of each page (the original) to KPMG at 8 Salisbury Square, London, EC4Y 8BB England, UK, for the attention of Philip Wallace and Richard Heis.

Lodging your Form of Proxy

12. YOUR DULY COMPLETED FORM OF PROXY SHOULD BE SENT AS SOON AS POSSIBLE TO KPMG AT 8 SALISBURY SQUARE, LONDON, EC4Y 8BB, ENGLAND, UK, FOR THE ATTENTION OF PHILIP WALLACE AND RICHARD HEIS. The recommended latest time for delivering the duly completed Form of Proxy to KPMG is 5.00 p.m. (London time) on 17 April 2003. The latest time and date by which KPMG should receive Forms of

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       Proxy is 12 noon (London time) on 24 April 2003. KPMG will acknowledge receipt of all Forms of Proxy received before 5.00 p.m. (London time) on 24 April 2003 by first class post or by e-mail where an e-mail address is given. If you are submitting your completed Form of Proxy on a date approaching the above dates you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, Forms of Proxy may be handed in at the registration desk for the Scheme Meeting and this should be done no later than one hour before the scheduled time of the relevant Scheme Meeting. Otherwise the Form of Proxy may be handed to the chairman of the relevant Scheme Meeting.

Attending the Scheme Meetings

13. The Scheme Meetings will take place at the Institute of Civil Engineers, 1 Great George Street, London SW1 on 25 April 2003 at 10.00 a.m. (the Corp Scheme Meeting) and 10.15 a.m. (or as soon as possible thereafter following the conclusion or adjournment of the Corp Scheme Meeting) (the plc Scheme Meeting). You or the proxy attending the Scheme Meeting(s) on your behalf should produce your retained copy (bottom sheets) of the Form of Proxy, which KPMG acting as meeting adviser can then match against the original (top sheets) of your Form of Proxy. If you appoint the chairman of the relevant Scheme Meeting as your proxy, there is no need to take the Form of Proxy to the relevant Scheme Meeting.

14. Where your retained copy of the Form of Proxy is not produced, admittance to the Scheme Meeting will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Scheme Creditor or proxy conforms with the details on the original Form of Proxy which has been received by KPMG in respect of such Scheme Creditor. However, Scheme Creditors are advised that admittance to Scheme Meetings in this way and delivery of Forms of Proxy to the registration desk on the date of the Scheme Meetings will be subject to time consuming verification at the door of the relevant Scheme Meeting. Accordingly, Scheme Creditors are recommended to submit Forms of Proxy so as to reach KPMG by 12 noon on 17 April 2003 and to bring the retained copy (bottom sheet) of the Form of Proxy to the relevant Scheme Meeting.

15. For the purposes of voting at the Scheme Meetings, to determine whether the Scheme Creditors approve the relevant Scheme by a majority in number representing 75 per cent. in value of those present and voting either in person or by proxy at that meeting the claim of a Scheme Creditor will be valued by the chairman of the relevant Scheme Meeting assisted by KPMG who will be appointed as meeting advisers to confirm, inter alia, that the statutory requisites in regard to, among other things, numerosity are adhered to. Despite the assistance of KPMG as meeting advisers the chairman of the relevant Scheme Meeting will be acting in his discretion and on information also available to him from Corp or plc as appropriate. This valuation is for voting purposes only and will not be binding for the purposes of admission of a Scheme Creditor's claim or calculating a Scheme Creditor's entitlement to Scheme Consideration under the relevant Scheme(s), which will be determined by the Prospective Supervisors and/or Supervisors based on the details provided in the Scheme Creditor's Claim Form.

16. The chairman of the relevant Scheme Meeting will have absolute discretion to admit claims, in whole or in part, for voting purposes at that Scheme Meeting only. In exercising that discretion the chairman will follow the principles set out below:

       a. if a claim is unascertained, contingent or disputed (in part) but the chairman is able to place a minimum value on that claim, the chairman will admit the claim for voting purposes for that minimum value;

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       b. if a claim is disputed in its entirety, whether it is a liquidated or unliquidated claim, that claim will not be admitted for voting purposes.

       Where the chairman rejects a claim in whole or in part he will notify the creditor of his decision in writing prior to the relevant Scheme Meeting where practicable, or otherwise at the Scheme Meeting, of his decision to reject that claim (in whole or in part). The chairman will report to the Court, at the hearing to sanction the relevant Scheme (which is anticipated will take place on 12 and 13 May 2003) his decision to reject claims (if any) with details of those claims and the reasons for rejection.

17. For the purposes of voting at the Scheme Meetings and determining whether or not the statutory majorities of creditors voting at those meetings are achieved claims will be converted, if appropriate, into sterling. The rate of exchange used for this purpose will be the Voting Rate.

Proposal for membership of the Creditors' Committee

18. If you are willing to act as a member of the Creditors' Committee you may propose yourself to act as a member of the Creditors' Committee by ticking Box 4 on the Claim Form. On the Effective Date, the Supervisors will, to the extent possible, appoint up to seven members of the Creditors' Committee selected from those Scheme Creditors (including Definitive Holders) who have proposed themselves to act, representing a proper balance of interests of Scheme Creditors as a whole. If fewer than three Scheme Creditors (including Definitive Holders) propose themselves to act as a member of the Creditors' Committee, then on and from the Effective Date the Creditors' Committee will consist of as many members as have proposed themselves to act. In accordance with the terms of the Scheme those members, if any, will endeavour to fill the vacancy or vacancies to ensure that the Creditors' Committee has a minimum of three members within 28 days of the Effective Date. If those members do not succeed in appointing the necessary number of further members of the Creditors' Committee, resulting in a Creditors' Committee consisting of less than three members by 28 days after the Effective Date, the Supervisors will thereafter use reasonable endeavours to appoint the necessary number of further members within the following 14 days as interim committee members to serve on the Creditors' Committee until the necessary number of further permanent members are appointed.

Further copies

19. If you require further copies of this document (or its accompanying Form(s) of Proxy and/or Claim Form(s)), these can be obtained from KPMG by contacting the KPMG HELPLINE on +44 (0)20 7694 3007.

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                                  APPENDIX 28
                INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

If you have any questions relating to these instructions, please contact Donna Martini of Bondholder Communications Group ("BONDHOLDER COMMUNICATIONS") on +44
(0) 207 236 0779 or +1 212 422 0790 or by email at dmartini@bondcom.com.

INTRODUCTION

1.     The following Bonds issued by Corp and guaranteed by plc are Eurobonds:

       E500,000,000 5.625 per cent. Bonds due 2005

       E1,000,000,000 6.375 per cent. Bonds due 2010.

2.     The following Bonds issued by Corp and guaranteed by plc are Yankee
       Bonds:

       US$900,000,000 7 3/4 per cent. Bonds due 2010

       US$900,000,000 8 3/8 per cent. Bonds due 2030.

3. The term "SCHEME CREDITOR" is used in this Appendix in a number of different contexts and, in each context, has a different meaning in so far as the Bonds are concerned. In relation to the Bonds:

       a. in the context of Submitting Scheme Claims (and therefore completing Claim Forms) under both Schemes, the term, "SCHEME CREDITOR" means only the Eurobond Trustee and the Yankee Bond Trustee; and

       b. in the context of voting at Scheme Meetings and the right to attend Creditors' Meetings and to be nominated to the Creditors' Committee under both Schemes, the term "SCHEME CREDITOR" means only the Definitive Holders.

       In the context of entitlement to receive Scheme Consideration under both Schemes, the term "SCHEME CREDITOR" is only used to mean those persons who have Submitted a Scheme Claim which has been Admitted. Each Trustee is expected to Submit a Scheme Claim and each such Scheme Claim is expected to be Admitted. However, as each Trustee will, in the Escrow and Distribution Agreement, direct that any Scheme Consideration to which it becomes entitled should be distributed to Designated Recipients, in this context reference is generally made to Scheme Consideration being distributed to Scheme Creditors (other than the Trustees) and to Designated Recipients.

4. Persons with interests in Bonds may be Account Holders, Intermediaries, Bondholders, Definitive Holders and/or Designated Recipients.

       a. You are an Account Holder if you are recorded directly in the books of Euroclear or Clearstream, Luxembourg (in the case of the Eurobonds) or Euroclear, Clearstream, Luxembourg or DTC (in the case of the Yankee Bonds) as holding an interest in the Eurobonds or the Yankee Bonds, as the case may be, in an account with the relevant clearing system.

       b. You are an Intermediary if you hold an interest in Eurobonds or Yankee Bonds on behalf of another person or persons and you do not hold that interest as an Account Holder.

       c. You are a Bondholder if you have the ultimate economic interest in the relevant Bonds.

       d. You are a Definitive Holder if you are the registered holder of a Yankee Bond in definitive form or the bearer by attornment of an individual global Eurobond in bearer form. A summary of the attornment process relating to the Eurobonds is set out in paragraph 22 and this will assist you in determining whether or not you are a bearer by attornment of an individual global Eurobond. A Definitive Holder may or may not be the same person as the Bondholder in respect of any Bond.

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       e. You are a Designated Recipient if you are named in an Account Holder Letter as the recipient of any part of the Scheme Consideration. A Designated Recipient may or may not be the same person as a Bondholder in respect of any Bond.

5. Ancrane is the Bondholder in respect of E324,603,000 principal amount of Eurobonds and US$261,100,000 principal amount of Yankee Bonds. Ancrane will undertake, in the Escrow and Distribution Agreement, to procure that no Account Holder Letter is delivered on its behalf so that no votes may be cast by it or on its behalf at either Scheme Meeting and will, through the same Agreement, name plc as its Designated Recipient of Scheme Consideration to facilitate Distributions of Scheme Consideration under the Schemes.

EUROBONDS

You should read this section (paragraphs 6 to 26) if you have an interest in Eurobonds. You need not read this section if you only have an interest in Yankee Bonds.

SCHEME CREDITORS

6.     The Corp Scheme Creditors for the Eurobonds are:

       a. The Eurobond Trustee, The Law Debenture Trust Corporation p.l.c., in accordance with the promise to pay made to it in the Trust Deeds;

       b. For so long as any of the Eurobonds are represented by a permanent global bearer Eurobond, the common depositary for Euroclear and Clearstream, Luxembourg, as the bearer of the relevant global Eurobond;

       c. For so long as the Eurobonds are in individual global form and held with Euroclear and Clearstream, Luxembourg, the Definitive Holders (as the bearers by attornment of the individual global Eurobonds) and, to the extent there are no Definitive Holders, the depositary for Euroclear and Clearstream, Luxembourg as the bearer of an individual global Eurobond; and

       d. If any Eurobond in definitive form is held outside Euroclear and Clearstream, Luxembourg, the bearer of that definitive Eurobond (but see below).

       Once an Account Holder Letter has been delivered the relevant accounts within Euroclear and Clearstream, Luxembourg in which the Eurobonds the subject of that Account Holder Letter are held will be blocked. As a result, it will not be possible to withdraw Eurobonds in definitive form from those accounts. If any Eurobonds are withdrawn from an unblocked account and, under the terms of the Eurobonds, this is only permitted on at least 60 days' notice if there has been an event of default or certain other limited events have occurred, it will not be possible to complete an Account Holder Letter in respect of those Eurobonds and they will need to be re-deposited into Euroclear or Clearstream, Luxembourg before an Account Holder Letter can be filed (and thus an entitlement to receive Scheme Consideration can arise) in respect of them.

7.     The plc Scheme Creditors for the Eurobonds are:

       a. The Eurobond Trustee as recipient of the guarantee given by plc in the Trust Deed; and

       b. The Definitive Holders following execution of the Bondholder Confirmation Letter.

CLAIMS IN RESPECT OF THE EUROBONDS

8. As indicated above, the Eurobond Trustee is a Scheme Creditor in respect of both the Corp and the plc Schemes. As a result, and also reflecting the fact that individual global Eurobonds are not expected to be issued until after the First Claim Date (which is shortly before the Scheme Meetings), one Claim Form under each Scheme in respect of all the Eurobonds will be completed and filed by the Eurobond Trustee on or before 5.00 p.m. (London time) on the First Claim Date on behalf of all Bondholders in respect of the Eurobonds and no other claim by a Scheme Creditor in respect of the Eurobonds will be admitted. As

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       claimant, the Eurobond Trustee will, in the Escrow and Distribution Agreement, direct that Scheme Consideration in respect of the Eurobonds should be paid to Designated Recipients.

9. ACCORDINGLY, NO PERSON WITH AN INTEREST IN THE EUROBONDS MAY BE OR IS REQUIRED TO COMPLETE ANY CLAIM FORM IN RESPECT OF EITHER SCHEME. HOWEVER, UNDER BOTH SCHEMES NO SCHEME CONSIDERATION (OTHER THAN CASH PAID IN RESPECT OF THE EUROBONDS) WILL BE DISTRIBUTED UNLESS: (I) CUSTODY INSTRUCTIONS (AS DEFINED IN PARAGRAPH 13 BELOW) WITH RESPECT TO THAT ACCOUNT HOLDER LETTER HAVE BEEN DULY SUBMITTED AND (II) A DESIGNATED RECIPIENT HAS BEEN DULY IDENTIFIED IN AN ACCOUNT HOLDER LETTER (IN OR SUBSTANTIALLY IN THE FORM SET OUT AS THE ANNEX TO THIS APPENDIX 28) WHICH HAS BEEN DULY COMPLETED BY AN ACCOUNT HOLDER. These instructions contain important guidance and information which should be carefully considered by Account Holders when completing their Account Holder Letters and by Bondholders and Intermediaries when giving instructions to their Account Holders to complete such letters.

REQUIREMENT FOR AN ACCOUNT HOLDER LETTER

10. The Initial Distribution of Scheme Consideration under each Scheme comprises cash, New Shares and New Notes. To the extent that an Initial Distribution of the Scheme Consideration comprises cash, it will be distributed through Euroclear and Clearstream, Luxembourg in the manner described in paragraph 11 below. To the extent that an Initial Distribution of Scheme Consideration comprises New Shares or New Notes, it will be distributed to Designated Recipients in the manner identified in the relevant Account Holder Letter. In order to receive that part of the Initial Distribution of Scheme Consideration which comprises New Shares and New Notes, each Account Holder with Eurobonds credited to its account at Euroclear or Clearstream, Luxembourg must obtain whatever information or instructions it may require to enable it to deliver a duly completed Account Holder Letter on behalf of the Bondholder in respect of those Eurobonds in the manner described in paragraph 12 below. Each Account Holder Letter delivered will apply to both Schemes so that each Account Holder will only be required to complete one Account Holder Letter for each Bondholder that it represents.

11. The First Initial Distribution of Scheme Consideration is expected to be made under each Scheme on the Effective Date of that Scheme. Cash forming part of the First Initial Distribution under each Scheme will be credited to the respective Account Holders with Euroclear and Clearstream, Luxembourg which have Eurobonds credited to their accounts at the date of distribution. It is the responsibility of the Account Holders to direct payment of these funds to the appropriate recipient and none of the Escrow Trustee, the Distribution Agent, the Eurobond Trustee, Bondholder Communications or any other person shall have any responsibility for payments by Account Holders which will be dealt with in accordance with each Account Holder's existing arrangements with Bondholders and Intermediaries.

12. New Shares and New Notes forming part of the Initial Distribution under each Scheme and the cash, New Shares and New Notes forming Further Distributions will be distributed to Designated Recipients in accordance with the instructions set out in the Account Holder Letter that each Account Holder must deliver to Bondholder Communications. It will be the responsibility of Account Holders to obtain from the Intermediaries and/or Bondholders on whose behalf they are acting, in accordance with the procedures established between them, whatever information or instructions they may require to identify in an Account Holder Letter a Designated Recipient to receive such Scheme Consideration and to give the confirmations required by the Account Holder Letter. To assist this process, Bondholders (through any Intermediaries, if appropriate) are strongly encouraged to contact the Account Holder through which they hold their Eurobonds to enable that Account Holder to complete an Account Holder Letter and deliver such Account Holder Letter to Bondholder Communications prior to 5.00 p.m. (New York City time) on 17 April 2003.

13. By no later than 5.00 p.m. (local time in the place of the clearing system) on the Business Day immediately prior to the day on which the Account Holder Letter is delivered to Bondholder Communications, the Account Holder will be required to "block" with the relevant clearing system the Eurobonds the subject of that Account Holder Letter by giving instructions ("CUSTODY INSTRUCTIONS") to that effect to the relevant clearing system. The procedures for doing this are described in paragraphs 46 to

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       49 below. Any Account Holder Letter and Custody Instructions delivered will be irrevocable unless and until the relevant Scheme is not approved or does not become effective. Each Custody Instruction will, in addition to blocking the relevant Eurobonds, constitute an instruction to each of Euroclear and Clearstream, Luxembourg to debit the relevant Account Holder's account with the relevant Bonds and credit them to a separate non-fungible transit account within the relevant clearing system. This is necessary to enable a Definitive Holder to be eligible to vote at the Scheme Meetings.

14. By delivering the Account Holder Letter to Bondholder Communications the Account Holder confirms to Corp, plc, Bondholder Communications, the Escrow Trustee, the Distribution Agent and the Supervisors that Custody Instructions in respect of the Eurobonds which are the subject of the Account Holder Letter have been issued to the relevant clearing system with effect from or before 5.00 p.m. (local time in the place of the clearing system) on the Business Day immediately prior to the date on which the Account Holder Letter was delivered to Bondholder Communications in accordance with the normal procedures of such clearing system and after taking into account the deadlines imposed by such clearing system, instructs the relevant clearing system to transmit to Bondholder Communications the information contained within the Custody Instructions, and gives the other confirmations required by the Account Holder Letter.

15. RECOMMENDED DEADLINE: Account Holder Letters should be delivered to Bondholder Communications (if possible, on-line through www.bondcom.com/marconi) by no later than 5.00 p.m. (New York City time) on 17 April 2003. Account Holder Letters delivered after 5.00 p.m. (New York City time) on 17 April 2003 will entitle the Designated Recipients identified in them to receipt of the New Shares and New Notes comprised in the Initial Distribution on the later of (1) as soon as is practicable following the date that the Account Holder Letter is delivered and (2) the date of the First Initial Distribution. An Account Holder Letter will be deemed delivered when actually received by Bondholder Communications, provided that if Bondholder Communications subsequently identifies any error in the Account Holder Letter or determines that an Account Holder Letter is incomplete, such Account Holder Letter will not be deemed delivered until all such errors have been rectified or the Account Holder Letter has been completed to the satisfaction of Bondholder Communications. Bondholder Communications will confirm receipt of duly completed Account Holder Letters to Account Holders who submit them. Pending receipt of such confirmation, Account Holders should contact Donna Martini of Bondholder Communications by telephone or email using the contact details given at the start of this Appendix to confirm that their Account Holder Letters have been completed to the satisfaction of Bondholder Communications.

INFORMATION TO BE PROVIDED IN THE ACCOUNT HOLDER LETTER

16. Account Holders must ensure (through any Intermediaries, if appropriate) that the Bondholders in respect of the Eurobonds credited to their accounts at Euroclear or Clearstream, Luxembourg have provided them with the following information necessary to complete the Account Holder
       Letter:

       a. confirmation that the confirmations to be given by the Account Holder can be given by it on behalf of the Bondholder or its Designated Recipient (see paragraph 17 below);

       b. details of the account with Euroclear or Clearstream, Luxembourg to which any cash payments to be made under either Scheme to the relevant Bondholder or its Designated Recipient can be made (see paragraph 18 below);

       c. details of the account with DTC, Euroclear or Clearstream, Luxembourg to which New Notes to be distributed under either Scheme can be credited and in the case of the New Senior Notes distributed under each Scheme, whether such New Senior Notes are to be denominated in Euro or US dollars (see paragraph 19 below);

       d. details as to whether the New Shares to be distributed under either Scheme should be represented by ADRs and details as to how such New Shares or ADRs will be held (see paragraph 20 below); and

       e. certain voting instructions as described in paragraphs 21 through 26 below.

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17. Bondholders should read part I, Section 2, Parts D.16 and D.17 of the Scheme Document carefully. These parts describe restrictions on the distribution of securities pursuant to the Schemes under the laws of certain states of the United States and France, Italy and Malaysia (each a "RESTRICTED JURISDICTION"). Bondholders will be required to confirm to their Account Holders (through any Intermediaries, if appropriate) that they are not located in any Restricted Jurisdiction. If they are located in a Restricted Jurisdiction, Bondholders may be required to give certain additional confirmations in order to establish their eligibility to receive the New Shares and/or New Notes under applicable laws as described in part I, Section 2, Parts D.16 and D.17 of the Scheme Document. Where a required confirmation cannot be given, this should be indicated in the Account Holder Letter. In these circumstances, the Distribution Agent will sell any securities comprised in the relevant distribution of Scheme Consideration and transfer the net proceeds (after deduction of all applicable costs) to the relevant Designated Recipient (except that, where the relevant securities are not at that time listed on a securities exchange, such Designated Recipient will receive a sum in cash in sterling which is substantially equivalent in value to any such unlisted securities) by way of an individual payment of cash (as described in the final sentence of paragraph 18 below).

18. Cash comprised in the First Initial Distribution of Scheme Consideration under each Scheme will be credited to the respective Account Holders with Euroclear and Clearstream as described in paragraph 11 above. It is currently anticipated that cash comprised in any Further Distribution of Scheme Consideration under each Scheme will be distributed in the same manner. If, however, any individual Designated Recipient becomes entitled to a cash payment, it will be necessary to make individual payments through the clearing systems and therefore account details with the relevant clearing system should be provided.

19. The New Senior Notes to be distributed under each Scheme will be denominated in Euro and/or US dollars based on elections made in Claim Forms and Account Holders Letters. No New Senior Notes denominated in US dollars will be issued unless, based on information contained in all Claim Forms and all Account Holder Letters received prior to 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in US dollars being required to be distributed in the First Initial Distribution under both Schemes. New Senior Notes denominated in Euro will only be issued if, based on all Claim Forms and all Account Holder Letters received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in Euro being required to be distributed in the First Initial Distribution under both Schemes.

20. The Account Holder Letter provides two options in respect of the holding of New Shares. These options are:

       a.     delivery through a specified CREST account; and

       b. delivery (at the risk of the recipient) of a share certificate by ordinary uninsured mail.

       The New Shares to be distributed under each Scheme may be received in the form of New Shares or ADRs. An affirmative election to receive New Shares in the form of ADRs will need to be made in the Account Holder Letter if ADRs are to be delivered to the relevant Designated Recipient. Before making an election to receive ADRs, Bondholders should review the "Description of the American Depositary Receipts" in Appendix 16 to the Scheme Document, as well as the information with respect to the issuance, listing and secondary market trading of the ADRs in part I, Section 2, Parts C.2 and D.15 of the Scheme Document. In particular, persons who are considering making an election to receive ADRs should note that, although Corp will apply to list such ADRs on NASDAQ, this NASDAQ listing is currently not expected to become effective until the third calendar quarter of 2003.

VOTING BY DEFINITIVE HOLDERS

21. As can be seen from paragraphs 6 and 7 above, Account Holders, Intermediaries and Bondholders are not themselves Scheme Creditors and thus are not entitled to attend or vote at Scheme Meetings. They will not become Scheme Creditors under either Scheme unless they become Definitive Holders. The terms of

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       the existing permanent global Eurobonds do not permit their exchange for Eurobonds in definitive bearer form unless and until an event of default under the conditions of the Eurobonds or certain other limited events have occurred. At the request of certain creditors, Corp has agreed to exchange the permanent global Eurobonds for individual global Eurobonds with a view to ensuring that persons with interests in Eurobonds can become Definitive Holders and can attend and vote at the Scheme Meetings. In light of this request, and in order to ensure parity of treatment with the Definitive Holders of the Yankee Bonds who will be entitled to attend and vote at the Scheme Meetings, Corp has requested the Eurobond Trustee to agree that the terms of the permanent global Eurobonds should be amended to permit the issuance of individual global Eurobonds at the discretion of Corp. At the request of certain creditors of plc, plc has agreed to extend the benefit of its guarantee of the Eurobonds to the Definitive Holders of Eurobonds with a view to ensuring that they can attend and vote at the plc Scheme Meetings in respect of such Bonds.

22. Pursuant to the Agreement referred to in paragraph 21, it is envisaged that each permanent global Eurobond will be exchanged for a number of individual global Eurobonds. A single individual global Eurobond will be issued in respect of each holding of Eurobonds identified in an Account Holder Letter and a further single individual global Eurobond for each series will be issued in respect of the remaining holding of Eurobonds not identified in any Account Holder Letter. Each individual global Eurobond will have the same rights as the permanent global Eurobond including the right to elect for security-printed definitive Eurobonds to be issued in certain limited circumstances. In order to make a Definitive Holder of a Eurobond a Scheme Creditor for the purposes of voting at the Corp Scheme Meeting, the benefit of the promise to pay by Corp in favour of the bearer of each individual global Eurobond must be extended to the Definitive Holder. As the Definitive Holder will not in fact be the bearer of the individual global Eurobond, this will be achieved by attornment. Accordingly, the actual bearers of the individual global Eurobonds will agree that such Bonds are held by them for the relevant Account Holders in Euroclear and Clearstream, Luxembourg and each Account Holder will agree that those of the individual global Eurobonds so attorned to him which are attributable to a particular Definitive Holder are held by him on behalf of that Definitive Holder. No attornment of any Eurobonds will be made where a Definitive Holder has not been identified in respect of those Eurobonds and, in these circumstances, the Bondholder in respect of those Eurobonds will not be entitled to attend and vote at the relevant Scheme Meetings.

23. It will, however, not be possible to issue an individual global Eurobond until the principal amount of Bonds to be represented by that individual global Eurobond has been identified in an Account Holder Letter delivered to Bondholder Communications. As a result, Corp has determined to issue the individual global Eurobonds only after 17 April 2003 (being the deadline for delivery of Account Holder Letters in order to qualify for the First Initial Distribution of Scheme Consideration under each Scheme). The Account Holder Letter will also be used to enable the Definitive Holder to vote at Scheme Meetings in the manner described below. A Definitive Holder may elect:

       a. to attend and vote at the Scheme Meetings in person (the procedures in this respect are described in paragraph 24); or

       b. to appoint a proxy (other than the chairman of the relevant meeting) to attend and vote at the Scheme Meetings on its behalf (the procedures in this respect are described in paragraph 25); or

       c. not to attend any Scheme Meetings but to appoint the chairman of the relevant Scheme Meeting as its proxy to vote on its behalf (the procedures in this respect are described in paragraph 26).

24. A Definitive Holder who wishes to attend and vote in person at a Scheme Meeting should ensure that this is recorded in the Account Holder Letter delivered on his behalf and that the voting intention section of the Account Holder Letter is completed, although this does not bind him to vote in any particular way at the Scheme Meeting. In order to attend a Scheme Meeting, the Definitive Holder should produce a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder which should be sent to him by Bondholder Communications. Where this copy can be matched against one of the copies provided by Bondholder Communications to KPMG, the Definitive Holder will be admitted to the relevant Scheme Meeting without further proof of identity. Where a confirmed copy of the Account Holder Letter cannot be produced by the Definitive Holder, admittance to the Scheme Meetings will be

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       permitted only on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate and is not the authorised employee named in the Account Holder Letter, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes), provided that identity and authorisation, as appropriate, for that Definitive Holder conforms with the details in the relevant copy of the Account Holder Letter submitted by Bondholder Communications to KPMG. However, Definitive Holders are advised that admittance in this way will be subject to time consuming verification at the door of the relevant Scheme Meeting and, accordingly, each Definitive Holder is recommended to bring with him the copy of the Account Holder Letter which was delivered in respect of his Eurobonds.

25. A Definitive Holder who wishes to authorise Bondholder Communications to appoint a proxy (other than the chairman of the relevant meeting) to attend and vote at a Scheme Meeting on his behalf should ensure that the identity of the relevant proxy and the manner in which the proxy should vote are recorded in the Account Holder Letter in which he is named as the Definitive Holder by giving appropriate instructions to the Account Holder. The Account Holder Letter so completed will constitute authority to Bondholder Communications to complete and execute a form of proxy in the name of and on behalf of the Definitive Holder. In order to attend a Scheme Meeting the person appointed as proxy should produce a copy of the form of proxy in which he is named as proxy which will be sent to him by Bondholder Communications. Where this copy can be matched against one of the copies provided by Bondholder Communications to KPMG, the person appointed as proxy will be admitted to the relevant Scheme Meeting upon proof of personal identity (for example, passport or other picture identification). Where a copy of the form of proxy cannot be produced by the person appointed as proxy, admittance to the Scheme Meetings will be permitted only on the production of proof of personal identity (for example, passport or other picture identification), provided that identity conforms with the details in the relevant copy of the form of proxy submitted by Bondholder Communications to KPMG. However, Definitive Holders are advised that admittance in this way will be subject to time consuming verification at the door of the relevant Scheme Meeting and, accordingly, each Definitive Holder is recommended to ensure that his proxy brings with him the copy of the form of proxy which was sent to him by Bondholder Communications. Requesting that a form of proxy be completed by Bondholder Communications on behalf of a Definitive Holder does not prevent that Definitive Holder from attending and voting at the relevant meeting on production of a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder.

26. A Definitive Holder who does not wish to attend the Scheme Meetings but who wishes to authorise Bondholder Communications to appoint the chairman of the relevant Scheme Meeting as his proxy to vote on his behalf at a Scheme Meeting should ensure that this and the manner in which the chairman should vote are recorded in the Account Holder Letter in which he is named as the Definitive Holder by giving appropriate instructions to the Account Holder. The Account Holder Letter so completed will constitute authority to Bondholder Communications to complete and execute a form of proxy in the name of and on behalf of the Definitive Holder appointing the chairman of the relevant Scheme Meeting as proxy to vote on that Definitive Holder's behalf. Requesting that a form of proxy be completed by Bondholder Communications on behalf of a Definitive Holder does not prevent that Definitive Holder from attending and voting at the relevant meeting on production of a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder.

YANKEE BONDS

You should read this section (paragraphs 27 through 45) if you have an interest in Yankee Bonds. You need not read this section if you only have an interest in Eurobonds.

SCHEME CREDITORS

27.    The Corp Scheme Creditors for the Yankee Bonds are:

       a. For so long as any of the Yankee Bonds are represented by a global bearer Yankee Bond, The Bank of New York as Book-Entry Depositary and as Yankee Bond Trustee; and

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       b. For so long as any of the Yankee Bonds are in definitive registered form, the Definitive Holders (as the registered owners of the definitive Yankee Bonds).

28.    The plc Scheme Creditors for the Yankee Bonds are:

       a. The Yankee Bond Trustee as a recipient of the guarantee given by plc in the Indenture; and

       b. The Definitive Holders following execution of the Bondholder Confirmation Letter.

CLAIMS IN RESPECT OF THE YANKEE BONDS

29. The Bank of New York is the trustee in respect of the Yankee Bonds. Each Scheme provides that, in accordance with section 5.04 of the Indenture, The Bank of New York will file one Claim Form under each Scheme in respect of all the Yankee Bonds on or before 5:00 p.m. (London time) on the First Claim Date on behalf of all Bondholders in respect of the Yankee Bonds and that no other claim by a Scheme Creditor in respect of the Yankee Bonds will be admitted. As claimant, the Yankee Bond Trustee will, in the Escrow and Distribution Agreement, direct that Scheme Consideration in respect of the Yankee Bonds should be paid to Designated Recipients.

30. ACCORDINGLY, NO PERSON WITH AN INTEREST IN THE YANKEE BONDS MAY OR IS REQUIRED TO COMPLETE ANY CLAIM FORM IN RESPECT OF EITHER SCHEME. HOWEVER, UNDER BOTH SCHEMES NO SCHEME CONSIDERATION WILL BE DISTRIBUTED UNLESS:
       (I) CUSTODY INSTRUCTIONS (AS DESCRIBED IN PARAGRAPH 33 BELOW) WITH RESPECT TO THAT ACCOUNT HOLDER LETTER HAVE BEEN DULY SUBMITTED AND (II) A DESIGNATED RECIPIENT HAS BEEN DULY IDENTIFIED IN AN ACCOUNT HOLDER LETTER (IN OR SUBSTANTIALLY IN THE FORM SET OUT AS THE ANNEX TO THIS APPENDIX
       28) WHICH HAS BEEN DULY COMPLETED BY AN ACCOUNT HOLDER. These instructions contain important guidance and information which should be carefully considered by Account Holders when completing their Account Holder Letters and by Bondholders and Intermediaries when giving instructions to their Account Holders to complete such letters.

REQUIREMENT FOR AN ACCOUNT HOLDER LETTER

31. The Initial Distribution of Scheme Consideration under each Scheme comprises cash, New Shares and New Notes which will be distributed to Designated Recipients in the manner described in the relevant Account Holder Letter. In order to receive Scheme Consideration, each Account Holder with Yankee Bonds credited to its account at any of DTC, Euroclear or Clearstream, Luxembourg must obtain whatever information or instructions it may require to enable it to deliver a duly completed Account Holder Letter on behalf of the Bondholder in respect of those Yankee Bonds in the manner described in paragraph 32 below. Each Account Holder Letter delivered will apply to both Schemes so that each Account Holder will only be required to complete one Account Holder Letter for each Bondholder that it represents.

32. The First Initial Distribution of Scheme Consideration to Designated Recipients is expected to be made under each Scheme on the Effective Date of that Scheme. Cash, New Shares and New Notes forming part of any Distribution will be distributed to Designated Recipients in accordance with the instructions set out in the Account Holder Letter that each Account Holder must deliver to Bondholder Communications. It will be the responsibility of Account Holders to obtain from the Intermediaries and/or Bondholders on whose behalf they are acting, in accordance with the procedures established between them, whatever information or instructions they may require to identify in an Account Holder Letter a Designated Recipient to receive Scheme Consideration and to give the confirmations required by the Account Holder Letter. To assist this process, Bondholders (through any Intermediaries, if appropriate) are strongly encouraged to contact the Account Holder through which they hold their Yankee Bonds to enable that Account Holder to complete an Account Holder Letter and deliver such Account Holder Letter to Bondholder Communications prior to 5.00 p.m. (New York City time) on 17 April 2003.

33. By no later than 5.00 p.m. (local time in the place of the clearing system) on the Business Day immediately prior to the day on which the Account Holder Letter is delivered to Bondholder Communications, the Account Holder will be required to "block" with the relevant clearing system the Yankee Bonds the subject of that Account Holder Letter by giving instructions ("CUSTODY

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       INSTRUCTIONS") to that effect to the relevant clearing system. The procedures for doing this are described in paragraphs 46 to 51 below. Any Account Holder Letter and Custody Instructions delivered will be irrevocable unless and until the relevant Scheme is not approved or does not become effective.

34. By delivering the Account Holder Letter to Bondholder Communications the Account Holder confirms to Corp, plc, Bondholder Communications, the Escrow Trustee, the Distribution Agent and the Supervisors that Custody Instructions in respect of the Yankee Bonds which are the subject of the Account Holder Letter have been issued to the relevant clearing system with effect from or before 5.00 p.m. (local time in the place of the clearing system) on the Business Day immediately prior to the date on which the Account Holder Letter was delivered to Bondholder Communications in accordance with the normal procedures of such clearing system and after taking into account the deadlines imposed by such clearing system, instructs the relevant clearing system to transmit to Bondholder Communications the information contained within the Custody Instructions, and gives the other confirmations required by the Account Holder Letter.

35. RECOMMENDED DEADLINE: Account Holder Letters should be delivered to Bondholder Communications (if possible, on-line through www.bondcom.com/marconi) by no later than 5.00 p.m. (New York City time) on 17 April 2003. Account Holder Letters delivered after 5:00 p.m. (New York City time) on 17 April 2003 will entitle the Designated Recipients identified in them to receipt of the Initial Distribution on the later of
       (1) as soon as is practicable following the date that the Account Holder Letter is delivered and (2) the date of the First Initial Distribution. An Account Holder Letter will be deemed delivered when actually received by Bondholder Communications, provided that if Bondholder Communications subsequently identifies any error in the Account Holder Letter or determines that an Account Holder Letter is incomplete, such Account Holder Letter will not be deemed delivered until all such errors have been rectified or the Account Holder Letter has been completed to the satisfaction of Bondholder Communications. Bondholder Communications will confirm receipt of duly completed Account Holder Letters to Account Holders who submit them. Pending receipt of such confirmation, Account Holders should contact Donna Martini of Bondholder Communications, by telephone or email using the contact details given at the start of this Appendix to confirm that their Account Holder letters have been completed to the satisfaction of Bondholder Communications.

INFORMATION TO BE PROVIDED IN THE ACCOUNT HOLDER LETTER

36. Account Holders must ensure (through any Intermediaries, if appropriate) that the Bondholders in respect of the Yankee Bonds credited to their account at DTC, Euroclear or Clearstream, Luxembourg have provided them with the following information necessary to complete the Account Holder
       Letter:

       a. confirmation that the confirmations to be given by the Account Holder can be given by it on behalf of the Bondholder or its Designated Recipient (see paragraph 37 below);

       b. details of the account with DTC, Euroclear or Clearstream, Luxembourg to which any cash payments under either Scheme to be made to the Designated Recipient can be made (see paragraph 38 below);

       c. details of the account with DTC, Euroclear or Clearstream, Luxembourg to which New Notes to be distributed under either Scheme can be credited and, in the case of the New Senior Notes distributed under each Scheme, whether such New Senior Notes are to be denominated in Euro or US dollars (see paragraph 39 below);

       d. details as to whether the New Shares to be distributed under either Scheme should be delivered in the form of ADRs and details as to how such New Shares or ADRs should be delivered (see paragraph 40 below); and

       e. certain voting instructions as described in paragraphs 41 through 45 below.

37. Bondholders should read part I, Section 2, Parts D.16 and D.17 of the Scheme Document carefully. These parts describe restrictions on the distribution of securities pursuant to the Schemes under the securities laws of certain states of the United States and of France, Italy and Malaysia (each a "RESTRICTED

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       JURISDICTION"). Bondholders will be required to confirm to their Account Holders (through any Intermediaries, if appropriate) that they are not located in a Restricted Jurisdiction. If they are located in a Restricted Jurisdiction, Bondholders may be required to give certain additional confirmations in order to establish their eligibility to receive the New Shares and/or New Notes under the applicable law, as described in part I,
       Section 2, Parts D.16 and D.17 of the Scheme Document. Where a required confirmation cannot be given, this should be indicated in the Account Holder Letter. In these circumstances, the Distribution Agent will sell any securities comprised in the relevant distribution of Scheme Consideration and transfer the net proceeds (after deduction of all applicable costs) to the relevant Designated Recipient (except that, where the relevant securities are not at that time listed on a securities exchange, such Designated Recipient will receive a sum in cash which is substantially equivalent in value to any such unlisted securities).

38. Because DTC will only clear payments in US dollars, the cash forming part of the Scheme Consideration under each Scheme (which will be paid in sterling) and any other cash comprised in the Scheme Consideration under each Scheme which is not denominated in US dollars cannot be paid to Bondholders in respect of Yankee Bonds through DTC. Accordingly, each Account Holder Letter must set out details of the DTC, Euroclear or Clearstream, Luxembourg account of the Designated Recipient to which payment of cash can be made. Where a DTC account is specified, the costs of converting the sterling or other currency into US dollars (which will be effected by the Distribution Agent at its standard quoted exchange rate) will be for the account of the Designated Recipient and will be deducted from the US dollar amount paid to him.

39. The New Senior Notes to be distributed under each Scheme will be denominated in Euro and/or US dollars based on elections made in Claim Forms and Account Holder Letters. No New Senior Notes denominated in US dollars will be issued unless, based on information contained in all Claim Forms and all Account Holder Letters received prior to 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in US dollars being required to be distributed in the First Initial Distribution under both Schemes. New Senior Notes denominated in Euro will only be issued if, based on all Claim Forms and all Account Holder Letters received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in Euro being required to be distributed in the First Initial Distribution under both Schemes.

40. The Account Holder Letter provides two options in respect of the holding of New Shares. These options are:

       a.     delivery through a specified CREST account; and

       b. delivery (at the risk of the recipient) of a share certificate by ordinary uninsured mail.

       The New Shares to be distributed under each Scheme may be received in the form of New Shares or ADRs. An affirmative election to receive New Shares in the form of ADRs will need to be made in the Account Holder Letter if a Designated Recipient is to receive ADRs. Before making an election to receive ADRs, Bondholders should review the "Description of the American Depositary Receipts" in Appendix 16 to the Scheme Document, as well as the information with respect to the issuance, listing and secondary market trading of the ADRs in part I, Section 2, Parts C.2 and D.15 of the Scheme Document. In particular, persons who are considering making an election to receive ADRs should note that, although Corp will apply to list such ADRs on NASDAQ, this NASDAQ listing is currently not expected to become effective until the third calendar quarter of 2003.

VOTING BY DEFINITIVE HOLDERS

41. As can be seen from paragraphs 27 and 28 above, Account Holders, Intermediaries and Bondholders are not themselves Scheme Creditors and thus are not entitled to attend or vote at Scheme Meetings. They will not become Scheme Creditors under either Scheme unless they become Definitive Holders. The

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       Indenture permits the exchange of the global Yankee Bonds in whole or in part for definitive registered Yankee Bonds at Corp's discretion. At the request of certain creditors, Corp has agreed to exchange the global Yankee Bonds for definitive Yankee Bonds with a view to ensuring that persons with interests in Yankee Bonds can become Definitive Holders of the Yankee Bonds and can attend and vote at the Scheme Meetings. At the request of certain creditors of plc, plc has agreed to extend the benefit of its guarantee of the Yankee Bonds to the Definitive Holders of Yankee Bonds with a view to ensuring that they can attend and vote at the plc Scheme Meetings in respect of such Bonds.

42. It will, however, not be possible to issue a definitive registered Yankee Bond to a Definitive Holder unless and until an Account Holder Letter identifying the name of that Definitive Holder has been delivered to Bondholder Communications. As a result, Corp has determined to issue definitive registered Yankee Bonds only after 17 April 2003 (being the deadline for delivery of Account Holder Letters in order to qualify for the First Initial Distribution of Scheme Consideration under each Scheme). The Account Holder Letter will also be used for the purpose of voting at Scheme Meetings in the manner described below. A Definitive Holder may elect:

       a. to attend and vote at the Scheme Meetings in person (the procedures in this respect are described in paragraph 43); or

       b. to appoint a proxy (other than the chairman of the relevant meeting) to attend and vote at the Scheme Meetings on its behalf (the procedures in this respect are described in paragraph 44); or

       c. not to attend any Scheme Meetings but to appoint the chairman of the relevant Scheme Meeting as its proxy to vote on its behalf (the procedures in this respect are described in paragraph 45).

43. A Definitive Holder who wishes to attend and vote in person at a Scheme Meeting should ensure that this is recorded in the Account Holder Letter delivered on his behalf and that the voting intention section of the Account Holder Letter is completed, although this does not bind him to vote in any particular way at the Scheme Meeting. In order to attend a Scheme Meeting, the Definitive Holder should produce a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder which should be sent to him by Bondholder Communications. Where this copy can be matched against one of the copies provided by Bondholder Communications to KPMG, the Definitive Holder will be admitted to the relevant Scheme Meeting without further proof of identity. Where a confirmed copy of the Account Holder Letter cannot be produced by the Definitive Holder, admittance to the Scheme Meetings will be permitted only on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate and is not the authorised employee named in an Account Holder Letter, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes), provided that identity and authorisation, as appropriate, for that Definitive Holder conforms with the details in the relevant copy of the Account Holder Letter submitted by Bondholder Communications to KPMG or, if no such copy has been so submitted, with the details contained in the register of Yankee Bond holders held by the Yankee Bond Trustee. However, Definitive Holders are advised that admittance in this way will be subject to time consuming verification at the door of the relevant Scheme Meeting and, accordingly, each Definitive Holder is recommended to bring with him the copy of the Account Holder Letter which was delivered in respect of his Yankee Bonds.

44. A Definitive Holder who wishes to authorise Bondholder Communications to appoint a proxy (other than the chairman of the relevant meeting) to attend and vote at a Scheme Meeting on his behalf should ensure that the identity of the relevant proxy and the manner in which the proxy should vote are recorded in the Account Holder Letter in which he is named as the Definitive Holder by giving appropriate instructions to the Account Holder. The Account Holder Letter so completed will constitute authority to Bondholder Communications to complete and execute a form of proxy in the name of and on behalf of the Definitive Holder. In order to attend a Scheme Meeting the person appointed as proxy should produce a copy of the form of proxy in which he is named as proxy which will be sent to him by Bondholder Communications. Where this copy can be matched against one of the copies provided by Bondholder Communications to KPMG, the person appointed as proxy will be admitted to the relevant Scheme Meeting upon proof of

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       personal identity (for example, passport or other picture identification). Where a copy of the form of proxy cannot be produced by the person appointed as proxy, admittance to the Scheme Meetings will be permitted only on the production of proof of personal identity (for example, passport or other picture identification), provided that identity conforms with the details in the relevant copy of the form of proxy submitted by Bondholder Communications to KPMG. However, Definitive Holders are advised that admittance in this way will be subject to time consuming verification at the door of the relevant Scheme Meeting and, accordingly, each Definitive Holder is recommended to ensure that his proxy brings with him the copy of the form of proxy which was sent to him by Bondholder Communications. Requesting that a form of proxy be completed by Bondholder Communications on behalf of a Definitive Holder does not prevent that Definitive Holder from attending and voting at the relevant meeting on production of a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder.

45. A Definitive Holder who does not wish to attend the Scheme Meetings but who wishes to authorise Bondholder Communications to appoint the chairman of the relevant Scheme Meeting as his proxy to vote on his behalf at a Scheme Meeting should ensure that this and the manner in which the chairman should vote are recorded in the Account Holder Letter in which he is named as the Definitive Holder by giving appropriate instructions to the Account Holder. The Account Holder Letter so completed will constitute authority to Bondholder Communications to complete and execute a form of proxy in the name of and on behalf of the Definitive Holder appointing the chairman of the relevant Scheme Meeting as proxy to vote on that Definitive Holder's behalf. Requesting that a form of proxy be completed by Bondholder Communications on behalf of a Definitive Holder does not prevent that Definitive Holder from attending and voting at the relevant meeting on production of a confirmed copy of the Account Holder Letter in which he is named as the Definitive Holder.

ALL BONDS

You should read this section (paragraphs 46 to 58) whether you have an interest in Eurobonds, Yankee Bonds or both Eurobonds and Yankee Bonds.

PROCEDURE FOR BLOCKING BONDS HELD IN A CLEARING SYSTEM

46. All of the Eurobonds are held through Euroclear and Clearstream, Luxembourg. Certain of the Yankee Bonds are held by Account Holders in accounts with Euroclear and Clearstream, Luxembourg. Account Holders who hold Eurobonds and Yankee Bonds in an account with Euroclear or Clearstream, Luxembourg should follow the procedures for blocking their Bonds set out in paragraphs 47 to 49 below. Account Holders who are DTC Participants (other than those Account Holders who are DTC Participants with respect to Yankee Bonds held through Euroclear and Clearstream, Luxembourg) should follow the procedures for blocking their Yankee Bonds set out in paragraphs 50 and 51 below.

WHERE BONDS ARE HELD THROUGH EUROCLEAR OR CLEARSTREAM, LUXEMBOURG

47. Account Holders should ensure that Euroclear and/or Clearstream, Luxembourg (as the case may be) has received irrevocable instructions (with which it has complied) to block all Bonds which are the subject of an Account Holder Letter in the securities account to which they are credited with effect from or before 5.00 p.m. (local time in the place of the clearing system) on the Business Day immediately prior to the day on which the Account Holder Letter is delivered to Bondholder Communications so that no transfers may be effected in relation to such Bonds at any time on or after such date. Bondholders procuring the submission of Account Holder Letters should instruct their Account Holders to confirm (and Account Holders should ensure) that the Account Holder Letter cross references the relevant Custody Instruction reference number.

48. Bonds held in Euroclear or Clearstream, Luxembourg should be blocked in accordance with the procedures of the relevant clearing system and the deadlines required by that clearing system. Each Custody Instruction given in respect of Eurobonds (but not Yankee Bonds) will, in addition to blocking the relevant Eurobonds, constitute an instruction to each of Euroclear and Clearstream, Luxembourg to debit the relevant Account Holder's account with the relevant Bonds and credit them to a separate non-

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       fungible transit account within the relevant clearing system. This is necessary to enable a Definitive Holder in respect of Eurobonds to be eligible to vote at the Scheme Meetings.

49. Bondholder Communications will request Euroclear and/or Clearstream, Luxembourg (as the case may be) to confirm to its satisfaction that any Bonds have been blocked with effect from or before the date of receipt of the Account Holder Letter. In the event that the relevant clearing system fails to do so, Bondholder Communications may reject the Account Holder Letter. In order to give the requested confirmation, Euroclear and/or Clearstream, Luxembourg (as the case may be) will need to have received its Custody Instructions no later than 5.00 p.m. (local time in the place of the clearing system) on the Business Day prior to the date on which the Account Holder Letter is submitted to Bondholder Communications.

WHERE BONDS ARE HELD THROUGH DTC

50. An Account Holder which is a DTC Participant (other than those Account Holders who are DTC Participants with respect to Yankee Bonds held through Euroclear and Clearstream, Luxembourg) must, prior to 5.00 p.m. (New York City time) on the Business Day immediately prior to the date on which it delivers an Account Holder Letter, deliver Custody Instructions to DTC through ATOP for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth below. A Bondholder who holds his Yankee Bonds through an Account Holder who is such a DTC Participant must contact that Account Holder (through any Intermediaries, if appropriate) to ensure that an Account Holder Letter is delivered in respect of his Yankee Bonds and Custody Instructions are given through ATOP. Utilisation of ATOP will ensure that the Yankee Bonds the subject of the Account Holder Letter are blocked for any future transfer. All such Bondholders procuring the submission of Account Holder Letters should instruct their Account Holders to confirm (and Account Holders should ensure) that the Account Holder Letter cross references the relevant VOI number allocated by DTC through its ATOP procedure.

51. Bondholder Communications must receive ATOP instructions through DTC to confirm to its satisfaction that any Yankee Bonds have been blocked with effect from or before the date of receipt of the Account Holder Letter. In the event that such ATOP instructions are not received, Bondholder Communications may reject the Account Holder Letter. In order to give the requested confirmation, an Account Holder who is a DTC participant will need to have input its Custody Instructions through ATOP no later than
       5.00 p.m. (New York City time) on the Business Day prior to the date on which the Account Holder Letter is submitted to Bondholder Communications.

GENERAL

52. For the purposes of voting at Scheme Meetings, to determine whether the relevant class of Scheme Creditors approve the relevant Scheme by a majority in number representing 75 per cent. in value of those present and voting either in person or by proxy at the meeting, the claim of each Definitive Holder will be valued by the chairman of the relevant Scheme Meeting assisted by KPMG who will be appointed as meeting advisers to confirm that the statutory requisites in regard to numerosity are adhered to. Despite the assistance of KPMG as meeting advisers, the chairman of the relevant Scheme Meeting will be acting in his discretion and on information also available to him from Corp or plc, as appropriate. This valuation is for voting purposes only and will not be binding for the purposes of admission of The Law Debenture Trust Corporation p.l.c.'s or The Bank of New York's claim or calculating either of their respective entitlements to Scheme Consideration under the relevant Schemes. These will be determined by the Supervisors based on the details provided in the Claim Form submitted by The Law Debenture Trust Corporation p.l.c. and The Bank of New York, respectively, and in accordance with the terms of the Schemes.

53. Each of the Eurobond Trustee and The Bank of New York is a Scheme Creditor and therefore is entitled to exercise a vote at the Scheme Meetings. If either the Eurobond Trustee or The Bank of New York were to vote this could lead to two votes being cast in respect of the same Scheme Claim if any Definitive Holders in respect of Eurobonds or, as the case may be, Yankee Bonds were also to vote. Each of the Eurobond Trustee and The Bank of New York will therefore abstain from voting at the Scheme Meetings

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

       because Definitive Holders will have the opportunity to vote directly, double counting issues will thereby be avoided and, in any event, neither the Eurobond Trustee nor The Bank of New York will have received any instructions as to the manner in which its votes should be cast.

54. For the purposes of voting at the Scheme Meetings and determining whether or not the statutory majorities of creditors voting at those meetings are achieved, claims will be converted into sterling. The rate of exchange used for this purpose will be the Voting Rate.

55. Bondholder Communications will use all reasonable endeavours to assist Account Holders to complete their Account Holder Letters properly, should it receive any Account Holder Letters which are not duly completed. However, failure to deliver a duly completed Account Holder Letter in the manner and within the deadlines referred to above will prejudice timely delivery of Scheme Consideration and may result in any appointment of a Definitive Holder being ineffective. Except to the extent set out in the Escrow and Distribution Agreement and each Scheme, none of Bondholder Communications, the Eurobond Trustee, the Yankee Bond Trustee, the Escrow Trustee, the Distribution Agent, the Supervisors, Corp, plc or any other person will be responsible for any losses or liabilities incurred by a Designated Recipient or a Definitive Holder as a result of any determination by Bondholder Communications that an Account Holder Letter contains an error or is incomplete, even if this is subsequently shown not to have been the case.

56. Bondholder Communications will use all reasonable endeavours to complete and despatch to Definitive Holders, Account Holders, proxies and KPMG (i) copies of the forms of proxy completed by it based on the information contained in Account Holder Letters received by it and (ii) confirmed copies of the Account Holder Letters received by it, as appropriate. In completing each form of proxy, Bondholder Communications will act in reliance upon the relevant Account Holder's confirmation that it has received authority from the relevant Definitive Holder to authorise Bondholder Communications to complete such form of proxy. Bondholder Communications will not be responsible for any losses or liabilities incurred by a Definitive Holder for any failure to deliver copies of a form of proxy or any inaccuracy in any form of proxy resulting from information contained in the relevant Account Holder Letter.

57. Where securities are sold as a result of appropriate confirmations not being made in an Account Holder Letter or where cash is converted into US dollars for distribution to a DTC cash account, such sale or distribution shall be undertaken on behalf of the person absolutely entitled to the relevant asset and none of Bondholder Communications, the Escrow Trustee, the Distribution Agent, the Supervisors, Corp, plc or any other person shall be responsible for any loss arising from the terms or timing of such sale or conversion or the failure to procure any purchaser for any securities in accordance with the terms of the Escrow and Distribution Agreement.

MEMBERSHIP OF THE CREDITORS' COMMITTEE

58. If the appropriate box has been ticked in the Account Holder Letter, Definitive Holders may be proposed to act as a member of the Creditors' Committee. Each Account Holder with Bonds credited to its account at a relevant clearing system must obtain whatever information or instructions it may require from the Bondholder in respect of those Bonds (through any Intermediaries, if appropriate) before it confirms that the Definitive Holder should be proposed to act as such. Bondholders should confirm with their Definitive Holders (if applicable) that they wish to be proposed to act as a member of the Creditors' Committee prior to instructing their Account Holder (through any Intermediaries, if appropriate) in this regard.

59. On the Effective Date, the Supervisors will, to the extent possible, appoint up to seven members of the Creditors' Committee selected from those Definitive Holders and other Scheme Creditors who are proposed to act representing a proper balance of the interests of Scheme Creditors as a whole. If fewer than three Definitive Holders and other Scheme Creditors are proposed to act as a member of the Creditors' Committee, then on and from the Effective Date the Creditors' Committee will consist of as many members as have been proposed to act. In accordance with the terms of each Scheme, those members, if any, will endeavour to fill the vacancy or vacancies to ensure that the Creditors' Committee has a minimum of three members within 28 days of the Effective Date. If those members do not succeed

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

       in appointing the necessary number of further members of the Creditors' Committee resulting in a Creditors' Committee consisting of less than three members by 28 days after the Effective Date, the Supervisors will thereafter use reasonable endeavours to appoint the necessary number of further members within the following 14 days as interim committee members to serve on the Creditors' Committee until the necessary number of further permanent members are appointed.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

                              ANNEX TO APPENDIX 28

                         FORM OF ACCOUNT HOLDER LETTER

                             ACCOUNT HOLDER LETTER
  FOR USE BY ACCOUNT HOLDERS OF DTC, EUROCLEAR AND CLEARSTREAM, LUXEMBOURG IN
                                   RESPECT OF

                 E500,000,000                                  E1,000,000,000
        5.625 PER CENT. BONDS DUE 2005                 6.375 PER CENT. BONDS DUE 2010
              ISIN: XS109451194                              ISIN: XS109450972

                          (together, the "EUROBONDS")

              U.S.$ 900,000,000                              U.S.$ 900,000,000
        7 3/4 PER CENT. BONDS DUE 2010                 8 3/8 PER CENT. BONDS DUE 2030
              ISIN: US566306AC07                             ISIN: US566306AD89
               CUSIP 566306AC0                                CUSIP 566306AD8
                     AND                                            AND
                 US566306AA41                                   US566306AB24
               CUSIP 566306AA4                                CUSIP 566306AB2

  (together, the "YANKEE BONDS" and, together with the Eurobonds, the "BONDS")
                                   issued by
                        MARCONI CORPORATION PLC ("CORP")
                               and guaranteed by
                              MARCONI PLC ("PLC")
                                 in relation to
 THEIR RESPECTIVE SCHEMES OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT
                                      1985
                           (TOGETHER, THE "SCHEMES")

The Schemes will, if implemented, materially affect the creditors of Corp and plc, including the holders of the Bonds.

Persons who are direct participants in DTC or account holders with Euroclear or Clearstream, Luxembourg (together "ACCOUNT HOLDERS") should use this letter to register details of their holdings of Bonds and to make certain elections with respect to the voting and the delivery of any Scheme Consideration.

                 DEADLINES FOR RECEIPT OF BLOCKING INSTRUCTIONS
                           AND ACCOUNT HOLDER LETTER

This Account Holder Letter must either be filed on line (at www.bondcom.com/marconi) where copies of the Scheme Documents can also be viewed) or delivered to Bondholder Communications Group by post or personal delivery to one of the addresses set out below or by facsimile (Fax No: +1 212 422 0790 or +44 207 236 0779, attention Donna Martini) by NO LATER THAN 5.00 P.M. (NEW YORK CITY TIME) ON 17 APRIL 2003. The Bonds identified in this Account Holder Letter must be blocked on or before 5.00 p.m. (local time in the place of the clearing system) on the Business Day prior to the date on which this Account Holder Letter is delivered to Bondholder Communications. Account Holder Letters delivered after 5.00 p.m. (New York City time) on 17 April 2003 will NOT entitle the Bondholders identified in them to participate in the First Initial Distribution of Scheme Consideration.

A DIFFERENT ACCOUNT HOLDER LETTER MUST BE COMPLETED IN RESPECT OF EACH SEPARATE BENEFICIAL HOLDING OF BONDS.

Capitalised terms used in this Account Holder Letter but not defined in it have the same meaning as given to them in the Scheme Document. You are strongly advised to read the Scheme Document and, in particular, Appendix 28, before you complete this Account Holder Letter. Appendix 28 contains detailed information on the various options contained in the Account Holder Letter.

This Account Holder Letter will be governed by, and shall be construed in accordance with, English law.

                            FOR ASSISTANCE CONTACT:

                     In London                                          In New York
          BONDHOLDER COMMUNICATIONS GROUP                     BONDHOLDER COMMUNICATIONS GROUP
             Attention: Donna Martini                            Attention: Donna Martini
                Prince Rupert House                            30 Broad Street -- 46th Floor
           64 Queen Street -- 3rd Floor                            New York, N.Y. 10004
                  London EC4R 1AD                                         U.S.A.
                  United Kingdom                                   Fax: +1-212-422-0790
              Fax: +44-0207-236-0779                               Tel: +1-212-809-2663
              Tel: +44-0207-236-0788                           E-mail: dmartini@bondcom.com
           E-mail: dmartini@bondcom.com

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

                     SECTION 1:  DEFINITIVE HOLDER DETAILS

Please identify the person who is to be the Definitive Holder of the Bonds. It is expected that this will normally be the Bondholder (i.e. the person with the ultimate economic interest in the Bonds). Where this Account Holder Letter is delivered in respect of Yankee Bonds, this is the name which will be registered in the register of holders of definitive Yankee Bonds as the registered owner of the definitive Yankee Bonds identified in this Account Holder Letter. Where this Account Holder Letter is delivered in respect of Eurobonds, this is the person who will be the bearer by attornment of the Eurobonds identified in this Account Holder Letter. Only the Definitive Holder is entitled to attend and vote in person or by proxy at the Scheme Meetings and further meetings of Scheme Creditors.

Full Name of Definitive Holder         ----------------------------------------------------------
                                       (It is expected that this will normally be the person with the ultimate economic interest in the Bonds)

Account Number with Account Holder of
Bondholder (or his Intermediary)
nominating Definitive Holder           ----------------------------------------------------------

Authorised Employee Name*              ----------------------------------------------------------

Department*                            ----------------------------------------------------------

Title*                                 ----------------------------------------------------------

Telephone no. of Definitive Holder or  ----------------------------------------------------------
  Authorised Employee                                     (with country code)

Facsimile no. of Definitive Holder or  ----------------------------------------------------------
  Authorised Employee                                     (with country code)

E-mail address of Definitive Holder
  or Authorised Employee               ----------------------------------------------------------

Address of Definitive Holder           ----------------------------------------------------------

                                       ----------------------------------------------------------

City                                   ----------------------------------------------------------

State or Province                      ----------------------------------------------------------

Postal Code                            ----------------------------------------------------------

Country                                ----------------------------------------------------------

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

[ ] Please tick this box if the Definitive Holder or its Authorised Employee is to be proposed as a member of the Creditors' Committee.
---------------

* To be included if the Definitive Holder is a corporation or an institution. If such a Definitive Holder wishes to attend the Scheme Meetings it is recommended that the authorised employee named in this form be appointed as its proxy.

If the Bondholder employs a Fund Manager or other Intermediary, please identify them here.

Fund Manager or Authorised
Intermediary                           ----------------------------------------------------------

Authorised Employee                    ----------------------------------------------------------

Department                             ----------------------------------------------------------

Title                                  ----------------------------------------------------------

                                       ----------------------------------------------------------
Telephone no. of Authorised Employee                      (with country code)

                                       ----------------------------------------------------------
Facsimile no. of Authorised Employee                      (with country code)

E-mail address of Authorised Employee  ----------------------------------------------------------

Address                                ----------------------------------------------------------

                                       ----------------------------------------------------------

City                                   ----------------------------------------------------------

State or Province                      ----------------------------------------------------------

Postal Code                            ----------------------------------------------------------

Country                                ----------------------------------------------------------

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

                          SECTION 2:  HOLDING DETAILS

A.     DETAILS OF THE BONDS TO WHICH THIS ACCOUNT HOLDER LETTER RELATES

The Account Holder holds the following Bonds to which this Account Holder Letter relates, which have been "blocked" through a clearing system custody instruction, the number in relation to which is identified below.

-----------------------------------------------------------------------------------------------------------------------
      ISIN/CUSIP           Amount Blocked at       Clearing System*         Clearing System       Custody Instruction
                            Clearing System                                 Account Number         Reference or VOI
                                                                                                       Number**
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

* The Eurobonds (with ISINs XS109451194 and XS109450972) may only be held through Euroclear or Clearstream, Luxembourg whereas the Yankee Bonds (with ISINs US566306AC07, US566306AA41, US566306AD89 and US566306AB24) may be held through any of DTC, Euroclear or Clearstream, Luxembourg.

**  Corresponding to your blocking instruction.

If the details of more than six positions in respect of this Account Holder Letter need to be inserted, use the continuation sheet relating to this Section 2.A set out as Schedule 1 to this Account Holder Letter. If you have used the continuation sheet, please tick the following box to confirm that this is the case.

[ ]  Further positions are listed on the continuation sheet.

B.     EUROCLEAR AND CLEARSTREAM, LUXEMBOURG AUTHORISATION

If any of the Bonds listed in Section 2.A above are held through Euroclear and/or Clearstream, Luxembourg, to assist us in reconciliation with other instructions, please indicate whether or not you authorise Euroclear and/or Clearstream, Luxembourg to provide us with information regarding your holdings in the Bonds (whether included in this Account Holder Letter, previously blocked or currently unblocked). Please tick one of the following two options:

[ ]  I authorise the release of the above mentioned information.

[ ]  I DO NOT authorise the release of the above mentioned information.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

                               SECTION 3:  VOTING

A.     ATTENDANCE AT THE SCHEME MEETINGS

      The Definitive Holder wishes:

      [ ]  to attend and vote at the Scheme Meetings in person
        (please now only complete paragraph B)

      [ ] to appoint a proxy (other than the chairman of the relevant Scheme Meeting) to attend and vote on his behalf at the Scheme Meetings
        (please now only complete paragraph C)

      [ ] to appoint the chairman of the relevant Scheme Meeting as his proxy to attend and vote on his behalf at the Scheme Meetings
        (please now only complete paragraph C)

      (You may only tick one of the above boxes)

B.     INDICATION OF VOTING INTENTION

      The Definitive Holder intends to vote at the Scheme Meetings as follows. The Definitive Holder understands that this expression of intention is not binding and that it may vote as it sees fit at the Scheme Meetings.

---------------------------------------------------------------------------------------------
                 CORP SCHEME                                      PLC SCHEME
---------------------------------------------------------------------------------------------
         FOR                    AGAINST                    FOR                 AGAINST
---------------------------------------------------------------------------------------------
         [ ]                      [ ]                      [ ]                   [ ]
---------------------------------------------------------------------------------------------

C.     APPOINTMENT OF PROXY

      The Definitive Holder wishes to appoint (and Bondholder Communications is hereby authorised to appoint on its behalf):

(You may only tick one of these boxes)
[ ] THE CHAIRMAN OF THE MEETING(1)
[ ] THE FOLLOWING INDIVIDUAL(2)
--------------------------------------------------------------------------------
(Name)

--------------------------------------------------------------------------------
(Address)

(1) If the chairman is to be appointed as proxy, only a "FOR" or "AGAINST" box below should be ticked for the appointment to be valid. If the "AT DISCRETION" box below is ticked, the chairman cannot be appointed as proxy and thus no proxy will be prepared for the Definitive Holder.

(2) The person to be appointed as proxy need not be a Scheme Creditor of Corp or plc as appropriate but must attend the Scheme Meeting in person to represent the Definitive Holder. Where the Definitive Holder is an institution and wishes its proxy to attend the Scheme Meeting, it is recommended that the authorised employee named in section 1 of this Account Holder Letter is appointed as the proxy.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

as its proxy and wishes its proxy to vote:

[ ] FOR the Corp Scheme                     [ ] FOR the plc Scheme
[ ] AGAINST the Corp Scheme                 [ ] AGAINST the plc Scheme

[ ] AT DISCRETION (Corp Scheme)             [ ] AT DISCRETION (plc Scheme)
(You may only tick one of these boxes for the Corp Scheme and one of these boxes for the plc Sheme)
NB: If the chairman of the relevant Scheme Meeting is to be appointed as proxy, either the "FOR" or the "AGAINST" box must be ticked. If the "AT DISCRETION" box is ticked, the chairman cannot be appointed as proxy and thus no proxy will be prepared for the Definitive Holder. IN ADDITION, IF NO BOX IS TICKED, NO PROXY WILL BE PREPARED FOR THE DEFINITIVE HOLDER.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

                   SECTION 4:  CONSIDERATION DELIVERY DETAILS

If the Scheme Claims to be submitted by the Trustees are Admitted, the relevant Designated Recipients will be entitled to receive cash, New Notes and New Shares. Please specify your delivery preferences.

NEW SHARES

A.     ELECTION TO RECEIVE NEW SHARES OR ADRS.

      Indicate whether you elect to receive the       [ ]  ADRs
      New Shares forming part of the Initial           IF SELECTED, PLEASE PROCEED TO SECTION
      Distribution of Scheme Consideration and         4.B BELOW
      any Further Distribution of Scheme
      Consideration in the form of New Shares         [ ]  New Shares
      or ADRs. You may only tick one of the            IF SELECTED, PLEASE PROCEED TO SECTION
      following boxes.                                4.E BELOW

B.     DELIVERY ELECTION FOR ADRS.

      Please deliver the ADRs forming part of         [ ]  In certificated form
      the Initial Distribution of Scheme               IF SELECTED, PLEASE PROCEED TO SECTION
      Consideration and any ADRs distributed as        4.C BELOW
      part of any Further Distribution of
      Scheme Consideration in the following           [ ]  To the clearing system account that
      manner. You may only tick one of the            I will specify
      following boxes.                                 IF SELECTED, PLEASE PROCEED TO SECTION
                                                           4.D BELOW

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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C.     ELECTION TO RECEIVE ADRS IN CERTIFICATED FORM.

     Please deliver ADRs in physical (certificated) form registered in the name and to the address specified below. ADR certificates will be delivered by ordinary uninsured post at the risk of the addressee.

      Designated Recipient's Registered Name            -------------------------------------------

      Additional Designated Recipient's Registered      -------------------------------------------
      Name                                                              (optional)

                                                        -------------------------------------------
      Telephone no. of Designated Recipient                         (with country code)

                                                        -------------------------------------------
      Facsimile no. of Designated Recipient                         (with country code)

      E-mail address of Designated Recipient            -------------------------------------------

      Address of Designated Recipient                   -------------------------------------------

      City                                              -------------------------------------------

      State or Province                                 -------------------------------------------

      Postal Code                                       -------------------------------------------

      Country                                           -------------------------------------------

      Tax identification or social security number of
      Designated Recipient                              -------------------------------------------

ONCE COMPLETE, PLEASE PROCEED TO SECTION 4.H BELOW.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

D.     ELECTION TO RECEIVE ADRS THROUGH A CLEARING SYSTEM ACCOUNT.

     Please credit ADRs to the following Euroclear, DTC or Clearstream, Luxembourg account:

      Clearing System                                  -------------------------------------------

      Full name of Clearing System Account Holder      -------------------------------------------

      Clearing System Account Holder's Account Number  -------------------------------------------

      Name of Designated Recipient's Account to be
      credited at Account Holder:                      -------------------------------------------

      Account Number of Designated Recipient's
      Account to be credited at Account Holder:        -------------------------------------------

      Contact Name for Clearing System Account Holder  -------------------------------------------

                                                       -------------------------------------------
      Telephone no. of Contact                                     (with country code)

                                                       -------------------------------------------
      Facsimile no. of Contact                                     (with country code)

      E-mail address of Contact                        -------------------------------------------

ONCE COMPLETE, PLEASE PROCEED TO SECTION 4.H BELOW.

E.     DELIVERY ELECTION FOR NEW SHARES.

      Please deliver the New Shares forming           [ ]  In certificated form
      part of the Initial Distribution of              IF SELECTED, PLEASE PROCEED TO SECTION
      Scheme Consideration and any New Shares          4.F BELOW
      distributed as part of any Further
      Distribution of Scheme Consideration in         [ ]  To the CREST account that I will
      the following manner. You may only tick         specify
      one of the following boxes                       IF SELECTED, PLEASE PROCEED TO SECTION
                                                      4.G BELOW

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

F.     ELECTION TO RECEIVE NEW SHARES IN CERTIFICATED FORM.

     Please deliver New Shares in physical (certificated) form registered in the name and to the address specified below. Share certificates will be delivered by ordinary uninsured post at the risk of the addressee.

      Designated Recipient's
      Registered Name             ------------------------------------------------------------

      Additional Designated
      Recipient's Registered      ------------------------------------------------------------
      Name                                                 (optional)

      Address of Designated
      Recipient                   ------------------------------------------------------------

                                  ------------------------------------------------------------

      City                        ------------------------------------------------------------

      State or Province           ------------------------------------------------------------

      Postal Code                 ------------------------------------------------------------

      Country                     ------------------------------------------------------------

      Telephone no. of            ------------------------------------------------------------
      Designated Recipient                            (with country code)

      Facsimile no. of            ------------------------------------------------------------
      Designated Recipient                            (with country code)

      E-mail address of
      Designated Recipient        ------------------------------------------------------------

ONCE COMPLETE, PLEASE PROCEED TO SECTION 4.H BELOW.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

G.    ELECTION TO RECEIVE NEW SHARES IN A CREST ACCOUNT.

     Please credit New Shares to the following CREST account.

      Full Name of CREST Holder              --------------------------------------------------

      CREST Participant Account              --------------------------------------------------

      Designated Recipient's CREST Member
      Account                                --------------------------------------------------

      Contact Name for CREST Holder          --------------------------------------------------

                                             --------------------------------------------------
      Telephone no. of Contact                              (with country code)

                                             --------------------------------------------------
      Facsimile no. of Contact                              (with country code)

      E-mail address of Contact              --------------------------------------------------

      Optional Message to CREST Participant  --------------------------------------------------
                                                        (up to 200 characters only)
                                             --------------------------------------------------
                                             --------------------------------------------------
                                             --------------------------------------------------
                                             --------------------------------------------------
                                             --------------------------------------------------

ONCE COMPLETE, PLEASE PROCEED TO SECTION 4.H BELOW.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

CASH AND NEW NOTES

H.    CURRENCY ELECTION FOR NEW SENIOR NOTES.

     I wish to receive New Senior Notes denominated in:

      [ ]  Euro (E);
      [ ]  US dollars (US$)

     (You may only tick one of these boxes)

     New Senior Notes denominated in US dollars will only be issued if, following all elections received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in US dollars being required to be distributed in the First Initial Distribution under both Schemes. New Senior Notes denominated in Euro will only be issued if, following all elections received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least Euro 250,000,000 (less the Relevant Deduction) of New Senior Notes denominated in Euro being required to be distributed in the First Initial Distribution under both Schemes.

     If you fail to make an election above, you will be deemed to have made an election to receive Euro-denominated New Senior Notes.

ONCE COMPLETE, PLEASE PROCEED TO SECTION 4.I BELOW.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

I.     DISTRIBUTIONS OF CASH AND NEW NOTES.

     Cash payments (other than cash payments made generally in respect of the Eurobonds) and New Notes will be credited to the clearing system account specified below.

     Please credit any cash payments (other than cash payments made generally in respect of the Eurobonds) and New Notes to the following Euroclear, DTC* or Clearstream, Luxembourg account:

      Clearing System                                  -------------------------------------------

      Full Name of Clearing System Account Holder      -------------------------------------------

      Clearing System Account Number                   -------------------------------------------

      Name of Designated Recipient's Account to be
        credited at Account Holder:                    -------------------------------------------

      Account Number of Designated Recipient's
        Account to be credited at Account Holder:      -------------------------------------------

      Contact Name for Clearing System Account Holder  -------------------------------------------

                                                       -------------------------------------------
      Telephone no. of Contact                                     (with country code)

                                                       -------------------------------------------
      Facsimile no. of Contact                                     (with country code)

      E-mail address of Contact                        -------------------------------------------

---------------

      * If DTC is selected, any cash which is not denominated in US dollars will be converted into US dollars and only the net amount (after all costs of conversion) will be paid into that account. Payments on New Notes in a currency other than US dollars (including payments of principal, interest, premium (if any) and additional amounts (if any)) will be converted into US dollars and only the net amount (after all costs of conversion) will be paid into that account, subject to the ability of holders of the New Notes to elect to receive payments in other currencies as described in Appendix 8 to the Scheme Document.

      Subject as provided in the Escrow and Distribution Agreement, the New Notes will be distributed to Designated Recipients by the Distribution Agent on the date of the First Initial Distribution. In order to deliver New Notes, the Distribution Agent will enter "Free Delivery" instructions into either DTC, Euroclear or Clearstream, Luxembourg according to the New Notes which Designated Recipients are entitled to receive and according to where they have chosen to take delivery of the New Notes. In order to ensure that Designated Recipients receive their entitlement it will be your responsibility to ensure that you have entered appropriate "Receive Free" instructions that will match the "Deliver Free" instruction entered by the Distribution Agent. Details of the "Deliver Free" instructions that will be originated by the Distribution Agent are shown below:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

      If a Designated Recipient has chosen to receive New Notes denominated in US dollars into DTC, the Distribution Agent will originate the following "Deliver Free" instruction into DTC:

      1)   CUSIP                       =      [see below]+
      2)   Security Description        =      Marconi Corp [8% Senior Secured Notes 2008]*
                                              [Fixed Rate Junior Secured Notes 2008]**
      3)   Number of Units             =      [to be determined]
      4)   Settlement Date             =      Effective Date [expected to be 19 May 2003]
      5)   Trade Date                  =      [Five Business Days Before the Effective Date]
      6)   Location                    =      DTC
      7)   Account number              =      901/490320
      8)   Additional Information      =      CBO

      If a Designated Recipient has chosen to receive New Notes denominated in euro into DTC then the Distribution Agent will originate the following "Deliver Free" instruction into DTC:

      1)   CUSIP                       =      [see below]+
      2)   Security Description        =      Marconi Corp [8% Senior Secured Notes 2008]*
                                              [Fixed Rate Junior Secured Notes 2008]**
      3)   Number of Units             =      [to be determined]
      4)   Settlement Date             =      Effective Date [expected to be 19 May 2003]
      5)   Trade Date                  =      [Five Business Days Before the Effective Date]
      6)   Location                    =      DTC
      7)   Account number              =      901/490320
      8)   Additional Information      =      CBO

      If a Designated Recipient has chosen to receive New Notes denominated in US dollars into either Euroclear or Clearstream, Luxembourg then the Distribution Agent will originate the following "Deliver Free" instruction into Euroclear or Clearstream, Luxembourg (as the case may be):

      1)   ISIN Code                 =      [see below]++
      2)   Security Description      =      Marconi Corp [8% Senior Secured Notes 2008]*
                                            [Fixed Rate Junior Secured Notes 2008]**
      3)   Number of Units           =      [to be determined]
      4)   Settlement Date           =      Effective Date [expected to be 19 May 2003]
      5)   Trade Date                =      [Five Business Days Before the Effective Date]
      6)   Location                  =      Euroclear
      7)   Account number            =      97816

      If a Designated Recipient has chosen to receive New Notes denominated in euro into either Euroclear or Clearstream, Luxembourg then the Distribution Agent will originate the following "Deliver Free" instruction into Euroclear or Clearstream, Luxembourg (as the case may be):

      1)   ISIN Code                 =      [see below]++
      2)   Security Description      =      Marconi Corp [8% Senior Secured Notes 2008]*
                                            [Fixed Rate Junior Secured Notes 2008]**
      3)   Number of Units           =      [to be determined]
      4)   Settlement Date           =      Effective Date [expected to be 19 May 2003]
      5)   Trade Date                =      [Five Business Days Before the Effective Date]
      6)   Location                  =      Euroclear
      7)   Account number            =      97816

---------------

*   For New Senior Notes

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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**  For New Junior Notes

+ The CUSIP for the New Senior Notes denominated in euro is G58129AB6, for the New Senior Notes denominated in US dollars is G58129AA8 and for the Junior Notes is G58129A02

++ The ISIN for the New Senior Notes denominated in euro is XS0166109503, for the New Senior Notes denominated in US dollars is XS0166109412 and for the Junior Notes is XS0166109768.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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                           SECTION 5:  CONFIRMATIONS

THE ACCOUNT HOLDER NAMED BELOW FOR ITSELF AND, IN THE CASE OF PARAGRAPHS D AND E BELOW, ON BEHALF OF THE BONDHOLDER AND THE DESIGNATED RECIPIENTS (IF DIFFERENT) NAMED IN SECTION 4 OF THIS ACCOUNT HOLDER LETTER HEREBY CONFIRMS TO CORP, PLC, THE SUPERVISORS, BONDHOLDER COMMUNICATIONS, THE ESCROW TRUSTEE AND THE DISTRIBUTION AGENT (SELECT "YES" OR "NO" AS APPROPRIATE FOR EACH ITEM):

A. that all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and every obligation of the Account Holder under this Account Holder Letter shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Account Holder and shall not be affected by, and shall survive, the death or incapacity of the Account Holder and that all of the information in this Account Holder Letter is complete and accurate;

      [ ]  Yes

      [ ]  No

B. that by the deadline required by the Account Holder's clearing system, the Account Holder has irrevocably:

      (i) instructed Clearstream, Luxembourg and/or Euroclear, as the case may be, to block; and/or

      (ii)  has submitted ATOP instructions to DTC for,

      the Bonds identified in Section 2.A of this Account Holder Letter (the serial number of which appear in Section 6 of this Account Holder Letter) with effect on and from one or more business days before the date on which this Account Holder Letter is submitted to Bondholder Communications and that a reference number for each such blocking instruction appears in this Account Holder Letter. The Account Holder understands that the effect of any such blocking instruction given in respect of Eurobonds will be that Euroclear or Clearstream, Luxembourg, as the case may be, will debit the relevant Account Holder's account with the relevant Bonds and credit them to a separate non-fungible transit account within the relevant clearing system.

      [ ]  Yes

      [ ]  No

C. that in relation to the Bonds identified in Section 2.A of this Account Holder Letter (the serial number of which appear in Section 6 of this Account Holder Letter), the Account Holder:

      (a) holds its interest in those Bonds on behalf of the Definitive Holder identified in this Account Holder Letter; and

      (b)   has authority:

            (i) to identify the person who is to be the Definitive Holder and to give on his behalf the instructions given in Section 3;

            (ii) to identify the persons who are to be the Designated Recipients and to give on their behalf the instructions given in Section 4; and

            (iii) to give the confirmations set out in paragraphs D and E below on behalf of the Bondholder and each Designated Recipient.

      [ ]  Yes

      [ ]  No

D. that in connection with the legal and regulatory restrictions described in the Scheme Document:

      (i) FRANCE -- each of the Bondholder and each Designated Recipient is located outside France or is located in France but is a "qualified investor" as defined in Article L.411.-2 of the French Monetary and Financial Code and as described in part I, Section 2, Part D.17 of the Scheme Document (see Schedule 2 to this Account Holder Letter); and

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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       (ii) MALAYSIA -- each of the Bondholder and each Designated Recipient is located outside Malaysia as described in part I, Section 2, part
             D.17 of the Scheme Document (see Schedule 2 to this Account Holder Letter);

       [ ]   Yes

       [ ]   No

E1. US STATES (CORP SCHEME) -- the Bondholder is located outside the US states of Arizona, California and Ohio, or is located in one of these states but is a person described in part I, Section 2, Part D.16 of the Scheme Document as eligible to receive securities pursuant to the Corp Scheme under an applicable state law exemption (see Schedule 2 to this Account Holder Letter);

       [ ]   Yes

       [ ]   No

E2. US STATES (PLC SCHEME) -- the Bondholder is located outside the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont, or is located in one of these states but is a person described in part I, Section 2, Part D.16 of the Scheme Document as eligible to receive securities pursuant to the plc Scheme under an applicable state law exemption (see Schedule 2 to this Account Holder Letter).

       [ ]   Yes

       [ ]   No

F1.    ITALY -- that the Bondholder is located outside Italy as described in part I, Section 2, Part D.17 of the Scheme Document (see Schedule 2 to this Account Holder Letter);

       [ ]   Yes

       [ ]   No

F2. ITALY (only complete this section if the answer to F1 is no) -- that the Bondholder is located in Italy, but is a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II (see Schedule 2 to this Account Holder Letter).

       [ ]   Yes

       [ ]   No

AN ACCOUNT HOLDER WHO IS UNABLE TO CONFIRM "YES" IN RESPECT OF PARAGRAPHS A TO C ABOVE SHOULD CONTACT BONDHOLDER COMMUNICATIONS (TELEPHONE +1 212 809 2663 OR +44 207 236 0788, ATTENTION DONNA MARTINI, OR E-MAIL DMARTINI@BONDCOM.COM) FOR ASSISTANCE.

IF THE ANSWER TO PARAGRAPH D ABOVE IS "NO" AND THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION 4.I OF THIS ACCOUNT HOLDER LETTER.

IF THE ANSWER TO PARAGRAPH E1 IS "NO" THEN THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE CORP SCHEME WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN
SECTION 4.I OF THIS ACCOUNT HOLDER LETTER.

IF THE ANSWER TO PARAGRAPH E2 IS "NO" THEN THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE PLC SCHEME WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN
SECTION 4.I OF THIS ACCOUNT HOLDER LETTER.

IF THE ANSWER TO PARAGRAPH F1 IS "NO" AND THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE CORP SCHEME WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN
SECTION 4.I OF THIS ACCOUNT HOLDER LETTER UNLESS CORP DETERMINES THAT THE EXEMPTION APPLICABLE WITH RESPECT TO DISTRIBUTIONS OF

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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SECURITIES TO LIMITED NUMBERS OF PERSONS IS AVAILABLE, AS DESCRIBED IN PART I,
SECTION 2, PART D.17 OF THE SCHEME DOCUMENT.

IF THE ANSWER TO BOTH PARAGRAPHS F1 AND F2 IS "NO" AND THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE PLC SCHEME WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION 4.I OF THIS ACCOUNT HOLDER LETTER UNLESS PLC DETERMINES THAT THE EXEMPTION APPLICABLE WITH RESPECT TO DISTRIBUTIONS OF SECURITIES TO LIMITED NUMBERS OF PERSONS IS AVAILABLE, AS DESCRIBED IN PART I, SECTION 2, PART
D.17 OF THE SCHEME DOCUMENT.

IF IN THE CIRCUMSTANCES DESCRIBED IN ANY OF THE PRECEDING PARAGRAPHS SECURITIES TO BE SOLD ARE AT THE TIME NOT LISTED ON A SECURITIES EXCHANGE THEN A SUM IN CASH WHICH IS SUBSTANTIALLY EQUIVALENT IN VALUE TO SUCH UNLISTED SECURITIES AND DETERMINED IN ACCORDANCE WITH THE TERMS OF THE RELEVANT SCHEME WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION 4.I OF THIS ACCOUNT HOLDER LETTER.

ACCOUNT HOLDERS WHO ARE UNABLE TO CONFIRM "YES" TO PARAGRAPHS D, E1, E2, F1 OR F2 ABOVE SHOULD NOT DELAY IN SUBMITTING THIS ACCOUNT HOLDER LETTER TO BONDHOLDER COMMUNICATIONS AND SHOULD, IN ANY CASE, SUBMIT IT ON OR BEFORE THE SCHEME MEETINGS TO ENSURE THAT THE BONDHOLDER'S VOTING INSTRUCTIONS CAN BE COUNTED. IF AN ACCOUNT HOLDER WHO WOULD OTHERWISE BE UNABLE TO COMPLETE THIS ACCOUNT HOLDER LETTER BEFORE 5.00 P.M. (NEW YORK CITY TIME) ON 17 APRIL 2003 WISHES TO ENSURE THAT ITS DEFINITIVE HOLDER'S VOTING INSTRUCTIONS CAN BE ACTED ON IN TIME FOR THE SCHEME MEETINGS, IT MAY SUBMIT THIS ACCOUNT HOLDER LETTER WITH ONLY SECTIONS 1 THROUGH 3 COMPLETED. IT MAY SUBSEQUENTLY COMPLETE THE REMAINDER OF THIS ACCOUNT HOLDER LETTER ALTHOUGH IT SHOULD NOTE THAT THE DESIGNATED RECIPIENTS NAMED IN
SECTION 4 OF THIS ACCOUNT HOLDER LETTER WILL NOT RECEIVE THE FIRST INITIAL DISTRIBUTION OF SCHEME CONSIDERATION. IN ANY SUCH CASE, THE ACCOUNT HOLDER SHOULD CONTACT BONDHOLDER COMMUNICATIONS AS SOON AS POSSIBLE.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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                    SECTION 6:  EXECUTION BY ACCOUNT HOLDER

Full Name of Euroclear or Clearstream Account Holder
or DTC Participant                                    ---------------------------------------------

Account Number of Account Holder or Participant at
Clearing System                                       ---------------------------------------------

                                                      ---------------------------------------------
Authorised Employee of Account Holder                                 (print name)

Department                                            ---------------------------------------------

Title                                                 ---------------------------------------------

Telephone no. of Authorised Employee                  ---------------------------------------------

Facsimile no. of Authorised Employee                  ---------------------------------------------

E-mail of Authorised Employee                         ---------------------------------------------

Address                                               ---------------------------------------------

                                                      ---------------------------------------------

City, State or Province                               ---------------------------------------------

Postal Code                                           ---------------------------------------------

Country                                               ---------------------------------------------

                                                      ---------------------------------------------
Authorised Employee Signature*                                           (sign)

Date                                                  ---------------------------------------------

*Not required if this form is filed on-line.

Before returning this document, please make certain that you have provided all information requested. ACCEPTANCE OF THIS ACCOUNT HOLDER LETTER BY BONDHOLDER COMMUNICATIONS IS SUBJECT TO RECEIPT BY BONDHOLDER COMMUNICATIONS BY NO LATER THAN 5.00 P.M. (LOCAL TIME IN THE PLACE OF THE RELEVANT CLEARING SYSTEM) ON THE BUSINESS DAY BEFORE THE DATE ON WHICH THIS ACCOUNT HOLDER LETTER IS SUBMITTED TO BONDHOLDER COMMUNICATIONS OF (I) CUSTODY INSTRUCTIONS DELIVERED BY EUROCLEAR OR CLEARSTREAM, LUXEMBOURG, AS THE CASE MAY BE, IN RESPECT OF ANY BONDS IDENTIFIED IN SECTION 2.A OF THIS ACCOUNT HOLDER LETTER AS BEING HELD IN ONE OF THOSE CLEARING SYSTEMS AND (II) AN ATOP INSTRUCTION DELIVERED BY DTC IN RESPECT OF ANY BONDS IDENTIFIED IN SECTION 2.A OF THIS ACCOUNT HOLDER LETTER AS BEING HELD IN DTC. INFORMATION IN THIS ACCOUNT HOLDER LETTER MUST BE CONSISTENT WITH SUCH CUSTODY INSTRUCTIONS AND ATOP INSTRUCTION.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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             THIS PAGE TO BE COMPLETED BY BONDHOLDER COMMUNICATIONS

The Account Holder Letter is confirmed.

BONDHOLDER COMMUNICATIONS GROUP

By:...................................................  Date:              Time:

Confirmation No.:

The serial number applicable to the Bonds identified in Section 2 of this Account Holder Letter is as follows:

--------------------------------------------------------------------------------------------
 ISIN                           Amount                          Serial Number
--------------------------------------------------------------------------------------------
 XS109451194
--------------------------------------------------------------------------------------------
 XS109450972
--------------------------------------------------------------------------------------------
 US566306AC07
--------------------------------------------------------------------------------------------
 US566306AA41
--------------------------------------------------------------------------------------------
 US566306AD89
--------------------------------------------------------------------------------------------
 US566306AB24
--------------------------------------------------------------------------------------------

Note:

(1) To obtain these serial numbers in respect of a form which is being filed by post, personal delivery or facsimile, Account Holders should submit this Account Holder Letter to Bondholder Communications with their Custody Instruction or VOI Number. If this Account Holder Letter is being filed on line, these serial numbers will be generated automatically.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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                                                                      SCHEDULE 1

                       HOLDING DETAILS CONTINUATION SHEET

-----------------------------------------------------------------------------------------------------------------------
         ISIN              Amount Blocked at       Clearing System*         Clearing System       Custody Instruction
                            Clearing System                                 Account Number         Reference or VOI
                                                                                                       Number**
-----------------------------------------------------------------------------------------------------------------------

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* The Eurobonds (with ISINs XS109451194 and XS109450972) may only be held through Euroclear or Clearstream, Luxembourg whereas the Yankee Bonds (with ISINs US566306AC07, US566306AA41, US566306AD89 and US566306AB24) may be held through any of DTC, Euroclear or Clearstream, Luxembourg.

**  Corresponding to your blocking instruction.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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                                                                      SCHEDULE 2

EXCERPTS FROM PARTS D.16 AND D.17 OF SECTION 2 OF PART 1 OF THE SCHEME DOCUMENT

For purposes of the confirmations in Section 5:

- a person will be deemed to be located in France if this Scheme Document, or notice that this Scheme Document is available, (i) is sent to him at an address (including the registered address for a company and the branch address for a branch) in the Republic of France, or (ii) is made available to him by electronic means and such person (if a natural person) is a French national or (if a legal person) has its registered address in the Republic of France;

- a person will be deemed to be located in Italy if such person (i) is a natural person and is resident or domiciled within the geographical territory of Italy or (ii) is a legal person and has its registered office (sede legale) within the geographical territory of Italy or (iii) is a legal person having any other office or conducting any business or other activities within the geographical territory of Italy as a result of which it is or is required to be registered in Italy;

- a person will be deemed to be located in Malaysia if such person (i) is a natural person and is resident in Malaysia, or (ii) is a legal person and has its principal place of business in Malaysia, or (iii) is deemed to be resident in Malaysia for tax purposes pursuant to the Malaysian Income Tax Act 1967 or any other Malaysian tax legislation; and

- a Bondholder will be deemed to be located in a US state if such Bondholder (or, in the case of a legal entity, the person acting on behalf of such Bondholder) is physically present within that state at the time that (i) such person receives the Scheme Document, or any portion thereof or any information with respect thereto which results in an Account Holder Letter being submitted on behalf of such person, or (ii) such person transmits instructions with respect to submission of an Account Holder Letter.

The categories of Bondholders located in the states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont to or to the order of whom New Shares, ADRs and New Notes will be distributed through the Schemes are as follows:

Arizona -- any bank, savings institution, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer, or a dealer, whether the person is acting for itself or in a fiduciary capacity.

California -- any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the US Investment Company Act of 1940, or pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan or an individual retirement account); any organisation described in Section 501(c)(3) of the US Internal Revenue Code, as amended to 29 December 1981, which has total assets (including endowment, annuity and life income funds) of not less than US$5,000,000 according to its most recent audited financial statement; any corporation which has a net worth on a consolidated basis of not less than US$14,000,000; any wholly-owned subsidiary of any of the foregoing institutional investors; or the US federal government, any agency or instrumentality of the US federal government, any corporation wholly-owned by the US federal government, any state, any city, city and county, or county, or any agency or instrumentality of a state, city, city and county, or county, or any state university or state college and any retirement system for the benefit of employees of any of the foregoing.

Colorado -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any broker-dealer, or a financial or institutional investor, whether the purchaser is acting for itself or in some fiduciary capacity. A financial or institutional investor includes: (a) a depositary institution, which is defined as: (i) a person that is organised or chartered, or is doing business or holds an authorisation certificate, under the laws of a state or of the United States which authorises the person to receive deposits, including deposits in savings, share, certificate, or other deposit accounts, and that is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                    APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

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federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company registered under the US Investment Company Act of 1940; (e) a business development company as defined in the US Investment Company Act of 1940; (f) any private business development company as defined in the US Investment Advisers Act of 1940; (g) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the US Investment Advisers Act of 1940, a depositary institution, or an insurance company; (h) an entity, but not an individual, a substantial part of whose business activities consist of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of US$5,000,000 as of the end of its latest fiscal year; (i) a small business investment company licensed by the US federal small business administration under the US Small Business Investment Act of 1958; and (j) any other institutional buyer.

Connecticut -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any state bank and trust company, national banking association, savings bank, savings and loan association, federal savings and loan association, credit union, federal credit union, trust company, insurance company, investment company as defined in the US Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer; whether the purchaser is acting for itself or in some fiduciary capacity.

Illinois -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; a pension fund or pension trust, employees' profit-sharing trust, other financial institution (including any manager of investment accounts on behalf of other than natural persons, who, with affiliates, exercises sole investment discretion with respect to such accounts and provided such accounts exceed ten in number and have a fair market value of not less than US$10,000,000 at the end of the calendar month preceding the month during which the securities are sold) or institutional investor (including investment companies, universities and other organisations whose primary purpose is to invest its own assets or those held in trust by it for others, trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity, and foundations and endowment funds exempt from taxation under the Code, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund), or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; any trust in respect of which a bank or trust company is trustee or co-trustee; any entity in which at least 90 per cent. of the equity is owned by: (i) persons described in this paragraph, (ii) any partnership or other association or trader buying or selling fractional undivided interests in oil, gas or other mineral rights, in frequent operations, for its or his own account rather than for the account of customers, to such extent it or he may be said to be engaged in such activities as a trade or business, (iii) any natural person who has, or is reasonably believed by the person offering the securities to have (a) a net worth or joint net worth with the person's spouse, at the time of the offer, sale or issuance of the securities, in excess of US$1,000,000, or (b) an income or joint income with that person's spouse of US$200,000 in each of the two most recent fiscal years and reasonably expects such an income in the current year, (iv) any person, not a natural person, 90 per cent. of the equity interest thereof is owned by persons described in (a) or (b) immediately above, or (v) any person who is, or is reasonably believed by the person offering the securities to be, a director, executive officer, or general partner of the issuer of the securities or any director, executive officer or general partner of a general partner of that issuer (executive officer shall mean the president, any vice president in charge of a principal business unit, division or function such as sales, administration or finance, or any other officer or other person who performs a policy-making function for the issuer); any employee benefit plan within the meaning of Title I of ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, insurance company, registered investment adviser or an investment adviser registered under the US Investment Advisers Act of 1940, or (ii) the plan has total assets in excess of US$5,000,000, or (iii) in the case of a self-directed plan,

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 28: INSTRUCTIONS TO PERSONS WITH INTERESTS IN BONDS

--------------------------------------------------------------------------------

investment decisions are made solely by persons that are described herein; any plan established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of US$5,000,000; or any organisation described in
Section 501(c)(3) of the Code, any Massachusetts or similar business trust, or any partnership, if such organisation, trust, or partnership has total assets in excess of US$5,000,000.

Ohio -- any dealer, corporation, bank (which includes a trust company, savings and loan association, savings bank, or credit union that is incorporated or organised under the laws of the United States or of any state thereof, or of Canada or any province thereof, and subject to regulation or supervision by such country, state or province), insurance company, pension fund or trust, employees' profit-sharing fund or trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, any trust in respect of which a bank is trustee or co-trustee, or any Qualified Institutional Buyer as defined in Rule 144A under the Securities Act.

Vermont -- with respect to the Corp Scheme, any Bondholder and, with respect to either Scheme, any financial or institutional investor, which means: (a) a depositary institution, which includes: (i) a person that is organised, chartered, or holding an authorisation certificate under the laws of a state or of the United States which authorises the person to receive deposits, including a savings, share, certificate, or deposit account, and which is supervised and examined for the protection of depositors by an official or agency of a state or the United States, or (ii) a trust company or other institution that is authorised by a federal or state law to exercise fiduciary powers of the type a national bank is permitted to exercise under the authority of the comptroller of the currency and is supervised and examined by an official or agency of a state or the United States; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the US Investment Company Act of 1940; (e) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of US$5,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depositary institution or an insurance company; (f) any other financial or institutional buyer which qualifies as an accredited investor under the provisions of Regulation D as promulgated by the SEC under the Securities Act, as such provisions may be amended from time to time hereafter; (g) a broker-dealer; and (h) such other institutional buyers as the commissioner may add by rule or order; whether the purchaser is acting for itself or others in a fiduciary capacity.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

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                                  APPENDIX 29
                       FORM OF PROXY FOR SCHEME CREDITORS
                                                         NO. [1783/1782] OF 2003

                          IN THE HIGH COURT OF JUSTICE
                               CHANCERY DIVISION
                                COMPANIES COURT

    IN THE MATTER OF [MARCONI CORPORATION PLC ("Corp")/MARCONI PLC ("plc")]

                                     -and -

                    IN THE MATTER OF THE COMPANIES ACT 1985

                             SCHEME OF ARRANGEMENT

              Record Date: 5:00 p.m. London time on 27 March 2003

                                 FORM OF PROXY
                   for use at the meeting of Scheme Creditors
         to be held at the offices of The Institute of Civil Engineers,
                       1 Great George Street, London SW1
 at [10.00/10.15] a.m. London time [or as soon as possible thereafter following the conclusion or adjournment of the Corp Scheme Meeting] on 25 April 2003 regarding the Scheme of Arrangement under section 425 of the Companies Act 1985 in respect of
                                   [Corp/plc]

Before completing and executing this Form of Proxy, you should read the instructions below. If you have any questions relating to the completion of this Form of Proxy, or if you require further copies of this Form of Proxy, the Scheme Document or the Claim Form, please contact KPMG by telephone on + 44(0)20 7694 3007 (you will be able to leave a message outside business hours) or in writing addressed to KPMG LLP at 8 Salisbury Square, London, EC4Y 8BB, England, marked for the attention of Philip Wallace and Richard Heis.

Capitalised terms used in this Form of Proxy but not defined in it have the same meaning given to them in the Scheme Document. You are strongly advised to read the Scheme Document and, in particular, Appendix 27, before you complete this Form of Proxy. Appendix 27 contains information on the various options contained in the Form of Proxy. This Form of Proxy is governed by, and shall be construed in accordance with, English law.

YOU ARE ENCOURAGED TO RETURN THIS FORM OF PROXY HAVING COMPLETED THE APPROPRIATE SECTIONS AS SOON AS POSSIBLE.

INSTRUCTIONS FOR COMPLETING AND LODGING THIS FORM OF PROXY:

STEP A

1. Fill in the required details of your Scheme Claim(s) in the box provided in Section A, using the continuation sheet provided if necessary. Please detail individual claims being made in respect of separate contracts or causes of action separately. Complete your details in block capitals.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                 APPENDIX 29: FORM OF PROXY FOR SCHEME CREDITORS

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STEP B

2. Complete Section B by choosing either to appoint a proxy or to attend and vote at the Scheme Meeting in person. If you wish to appoint a proxy, tick the box in Section B(i). If you wish to appoint the chairman of the Scheme Meeting as your proxy, tick the relevant box. Alternatively, if you wish to appoint any person other than the chairman of the Scheme Meeting as your proxy, tick the relevant box and insert in block capitals the name and address of the person appointed in the space provided. If you wish to attend and vote at the Scheme Meeting in person tick the box in Section B(ii), ignore STEP C below and go directly to STEP D below.

STEP C

3. If you have completed Section B(i) indicate, by signing in the appropriate box in Section C, how you wish your proxy to vote at the Scheme Meeting. If you sign in the box marked "AT DISCRETION", the proxy will vote at his or her discretion, unless you have appointed the chairman of the Scheme Meeting as your proxy, in which case the proxy is not validly given and the chairman will not be permitted to cast a vote on your behalf. If you appoint a proxy and do not sign in any of the boxes in Section C, the Form of Proxy will be invalid and KPMG will notify you by first class post or e-mail, where an e-mail address is given, as soon as reasonably practicable. If you will attend and vote in person at the meeting and have therefore completed Section B(ii), you are not required to sign any box at Section C and should go to STEP D below.

STEP D

4. If you have already submitted a Form of Proxy to KPMG and this Form of Proxy revokes the earlier Form of Proxy tick the box in Section D.

STEP E

5. You are encouraged to complete and lodge your Form of Proxy with KPMG as soon as possible at the address or fax number detailed in Section E by
       5.00 p.m. (London time) on 17 April 2003. Faxed Forms of Proxy are acceptable if faxed to +44 (0)20 7694 3011. Faxes should be marked for the attention of Philip Wallace and Richard Heis. The latest time and date by which KPMG should receive Forms of Proxy is 12 noon (London time) on 24 April 2003. In addition, duly completed and executed Forms of Proxy will be accepted by the registration desk up to one hour prior to the time at which the Scheme Meeting is scheduled to commence on the day at any time prior to that Scheme Meeting or by the chairman at the Scheme Meeting.

6. Any alteration made in this Form of Proxy must be initialled by the person(s) who signs it.

7. The completion and return of the Form of Proxy will not preclude you from attending the Scheme Meeting and voting in person if you so wish.

8. Any person signing a Form of Proxy as an authorised signatory of a Scheme Creditor warrants to the chairman of the Scheme Meeting that he has authority to sign this Form of Proxy on the Scheme Creditor's behalf. KPMG will acknowledge receipt of any Form of Proxy received before 12 noon (London time) on 24 April 2003 by first class post or, where an e-mail address is given, by e-mail.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 29: FORM OF PROXY FOR SCHEME CREDITORS

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SECTION A (SEE NOTE 1 OF THE INSTRUCTIONS ABOVE)

As at the Record Date, I/we (the undersigned)

                   Name of Scheme Creditor(s)
                            (Block Capitals):
       Name of authorised signatory of Scheme
                                  Creditor(s)
                              (if applicable)
                            (Block Capitals):
                Address of Scheme Creditor(s)
                            (Block Capitals):
                                        Date:
 Telephone number (including country and area
                 code) of Scheme Creditor(s):
        E-mail address of Scheme Creditor(s):
 Fax Number (including country and area code)
                       of Scheme Creditor(s):

has/have the following Scheme Claim(s), stating currency:

---------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT OF INTEREST
                                                 AMOUNT OF PRINCIPAL              ON SCHEME CLAIM TO
                                                  OF SCHEME CLAIM AT              AND INCLUDING THE
                                                   THE RECORD DATE                   RECORD DATE
        SUMMARY OF SCHEME CLAIM(S)                 (27 MARCH 2003)                 (27 MARCH 2003)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

THESE DETAILS WILL BE USED BY THE CHAIRMAN OF THE SCHEME MEETING TO DETERMINE THE VALUE OF YOUR CLAIM FOR THE PURPOSE OF VOTING AT THE SCHEME MEETING ONLY.

FOR THE PURPOSES OF VOTING AT THE SCHEME MEETING AND DETERMINING WHETHER OR NOT THE STATUTORY MAJORITIES (BEING A MAJORITY IN NUMBER REPRESENTING THREE-FOURTHS IN VALUE OF THE CREDITORS PRESENT AND VOTING EITHER IN PERSON OR BY PROXY AT THE SCHEME MEETING) ARE ACHIEVED, CLAIMS WILL BE CONVERTED INTO STERLING. THE RATE OF EXCHANGE USED FOR THIS PURPOSE WILL BE THE VOTING RATE.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                 APPENDIX 29: FORM OF PROXY FOR SCHEME CREDITORS

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SECTION B (SEE NOTE 2 OF THE INSTRUCTIONS ABOVE)

(I) APPOINTMENT OF PROXY

[ ]I/WE, THE UNDERSIGNED, HEREBY APPOINT:
   (tick box if appropriate)

[ ] THE CHAIRMAN OF THE MEETING(1); OR
(tick box if appropriate)
[ ] THE FOLLOWING INDIVIDUAL(2)
(tick box if appropriate)
--------------------------------------------------------------------------------
(Name)

--------------------------------------------------------------------------------
(Address)

(1) If this proxy is given to the chairman, you must sign in either the "FOR" or "AGAINST" box in SECTION C below for the appointment to be valid. If this proxy is given to the chairman and you sign the "AT DISCRETION" box, this proxy will not validly appoint the chairman as your proxy.

(2) The person to whom this proxy is given need not be a Scheme Creditor of [Corp/plc] but must attend the Scheme Meeting in person to represent you.

as my/our proxy to act for me/us at the Scheme Meeting to be held on 25 April 2003 commencing at [10.00 a.m./10.15 a.m. or as soon as possible thereafter following the conclusion or adjournment of the Corp Scheme Meeting] (or soon thereafter) at the offices of The Institute of Civil Engineers, 1 Great George Street, London SW1 for the purpose of considering and, if thought fit, approving, with or without modification, the proposed [Corp/plc] Scheme and, at such meeting or any adjournment thereof, for and in the name of the undersigned, or

(II) NOTICE OF ATTENDANCE

[ ]I/WE WILL ATTEND AND VOTE IN PERSON AT THE SCHEME MEETING: (tick box if appropriate)

SECTION C (SEE NOTE 3 OF THE INSTRUCTIONS ABOVE)

TO VOTE IN RESPECT OF THE [CORP/PLC] SCHEME (EITHER WITH OR WITHOUT MODIFICATION, AS I/WE OR MY/OUR PROXY MAY APPROVE), AS INDICATED BELOW:

------------------------------------------------------------------------------------------------
 FOR THE [CORP/PLC] SCHEME      AGAINST THE [CORP/PLC]          AT DISCRETION
                                SCHEME

 ---------------------------    ----------------------------    ----------------------------
 Signature                      Signature                       Signature
------------------------------------------------------------------------------------------------
 NB: If you are appointing the chairman of the Scheme Meeting as your proxy under SECTION
 B(i) above, in order for your proxy to be appointed validly you must sign in either the
 "FOR" or "AGAINST" box. If you are appointing the chairman of the Scheme Meeting as your proxy and you sign in the box marked "AT DISCRETION", this Form of Proxy will not validly appoint the chairman as your proxy. IF YOU DO NOT SIGN ANY BOX, YOUR PROXY WILL NOT BE
 VALIDLY APPOINTED AND WILL NOT BE PERMITTED TO CAST A VOTE ON YOUR BEHALF.
------------------------------------------------------------------------------------------------

SECTION D (SEE NOTE 4 OF THE INSTRUCTIONS ABOVE)

[ ]THIS FORM OF PROXY REVOKES A FORM OF PROXY I/WE HAVE PREVIOUSLY SUBMITTED:
   (tick box if appropriate)

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 29: FORM OF PROXY FOR SCHEME CREDITORS

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SECTION E: (SEE NOTES 5 TO 8 OF THE INSTRUCTIONS ABOVE)

RETURN ALL PAGES OF THIS FORM TO:

     For the attention of Philip Wallace and Richard Heis
      KPMG LLP
      8 Salisbury Square
      London EC4Y 8BB
      England, UK
      Fax: +44 (0)207 694 3011

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                                 APPENDIX 29: FORM OF PROXY FOR SCHEME CREDITORS

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                                                         NO. [1783/1782] OF 2003

                          IN THE HIGH COURT OF JUSTICE
                               CHANCERY DIVISION
                                COMPANIES COURT

             IN THE MATTER OF [MARCONI CORPORATION PLC/MARCONI PLC]

                                     -and -

                    IN THE MATTER OF THE COMPANIES ACT 1985

                             SCHEME OF ARRANGEMENT

                                 FORM OF PROXY
                               CONTINUATION SHEET

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

--------------------------------------------------------------------------------

                                  APPENDIX 30

                    FORM OF CLAIM FORM FOR SCHEME CREDITORS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT IS BEING SENT TO PERSONS BELIEVED TO BE SCHEME CREDITORS, BEING CERTAIN CREDITORS OF [CORP/PLC]. IF YOU HAVE ASSIGNED, SOLD OR OTHERWISE TRANSFERRED, OR ASSIGN, SELL OR OTHERWISE TRANSFER, YOUR INTERESTS AS A SCHEME CREDITOR BEFORE THE RECORD DATE YOU MUST FORWARD THIS CLAIM FORM TOGETHER WITH THE ACCOMPANYING SCHEME DOCUMENT TO THE PERSON OR PERSONS TO WHOM YOU HAVE ASSIGNED, SOLD OR OTHERWISE TRANSFERRED, OR ASSIGN, SELL OR OTHERWISE TRANSFER, YOUR INTERESTS AS A SCHEME CREDITOR OR TO THE STOCKHOLDER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR ONWARD TRANSMISSION TO THAT PERSON.

FURTHER COPIES OF THIS DOCUMENT CAN BE OBTAINED FROM KPMG BY TELEPHONING THE HELPLINE ON +44 (0)20 7694 3007.

BEFORE COMPLETING AND EXECUTING THIS CLAIM FORM YOU SHOULD READ THE NOTES SET OUT IN THIS CLAIM FORM. If you do not complete this Claim Form in full and sign it in accordance with the instructions in the notes, you may not be eligible to receive Scheme Consideration in respect of your claim as a Scheme Creditor.

YOUR DULY COMPLETED CLAIM FORM CONSTITUTES YOUR CLAIM TO SCHEME CONSIDERATION IN THE SCHEME. IN ORDER TO BE ENTITLED TO PARTICIPATE IN THE FIRST INITIAL DISTRIBUTION OF SCHEME CONSIDERATION YOUR DULY COMPLETED CLAIM FORM MUST BE SUBMITTED BY 5 P.M. (LONDON TIME) ON 17 APRIL 2003 TO KPMG, ADMITTED BY THE SUPERVISORS (WHO ARE ANTICIPATED TO BE PHILIP WALLACE AND RICHARD HEIS, BOTH PARTNERS IN KPMG), AND LISTED IN THE FIRST INITIAL DISTRIBUTION NOTICE. CLAIM FORMS RECEIVED BY 5 P.M. (LONDON TIME) ON 17 APRIL 2003 BUT WHICH HAVE NOT BEEN DULY COMPLETED, OR SCHEME CLAIMS WHICH ARE NOT OTHERWISE ADMITTED AND LISTED IN THE FIRST INITIAL DISTRIBUTION NOTICE, WILL NOT ENTITLE YOU TO PARTICIPATE IN THE FIRST INITIAL DISTRIBUTION. CLAIM FORMS SHOULD BE RETURNED TO THE SUPERVISORS, KPMG LLP, 8 SALISBURY SQUARE, LONDON EC4Y 8BB, ENGLAND, UK (ATTENTION PHILIP WALLACE AND RICHARD HEIS).

IF YOU HAVE ANY QUESTIONS RELATING TO THE COMPLETION OF THIS CLAIM FORM, OR IF YOU REQUIRE A FURTHER COPY OF THIS FORM OR THE SCHEME DOCUMENT, PLEASE CONTACT THE HELPLINE BY TELEPHONING KPMG ON +44 (0)20 7694 3007 DURING NORMAL WORKING HOURS.
--------------------------------------------------------------------------------
                    [MARCONI CORPORATION PLC / MARCONI PLC]
       SCHEME OF ARRANGEMENT UNDER SECTION 425 OF THE COMPANIES ACT 1985
--------------------------------------------------------------------------------
                                   CLAIM FORM

Capitalised terms used in this Claim Form but not defined in it have the same meaning given to them in the Scheme Document. You are strongly advised to read the Scheme Document and, in particular, Appendix 27, before you complete this Claim Form. Appendix 27 contains information on the various options contained in the Claim Form. This Claim Form is governed by, and shall be construed in accordance with, English law.

THIS CLAIM FORM IS FOR USE ONLY IN RESPECT OF INTERESTS AS SCHEME CREDITORS OF [CORP/PLC] WHICH WERE HELD BY YOU AT (AND AT ALL TIMES AFTER) THE RECORD DATE (5.00 P.M. (LONDON TIME) ON 27 MARCH 2003).

                                                   Serial Number:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

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                    NOTES FOR COMPLETION OF THIS CLAIM FORM

      PLEASE FOLLOW THESE NOTES CAREFULLY WHEN COMPLETING THIS CLAIM FORM
            ALL BOXES MUST BE COMPLETED AS DESCRIBED IN THESE NOTES

  1    FULL NAME(S) AND ADDRESS(ES) OF CLAIMANT(S) (BOX 1)

1. This Claim Form must be completed by or on behalf of a Scheme Creditor, being a person or persons with a Scheme Claim. Insert in Box 1 the full name of that person or persons together with their full address(es). Examples of Scheme Creditors are:

       (a)   Syndicate Banks;

       (b)   The Law Debenture Trust Corporation p.l.c.;

       (c)   The Bank of New York;

       (d)   trade creditors except those with Excluded Claims;

       (e) a trustee who is holding an interest as a Scheme Creditor as part of the assets of his trust; or

       (f) an executor or personal representative where the estate of the deceased contains an interest as a Scheme Creditor which was held for the deceased's own account.

2. In the case of a joint claim, insert the full name and address of the first joint claimant in Section (A) and the full name and address of each other joint claimant in Section (B).

  2    NOMINAL AMOUNT OF CLAIM (BOX 2)

Insert in Section (A) of Box 2 the amount of your claim as at and including the Record Date (27 March 2003) against [Corp/plc], state the currency in which the claim arises and state the principal amount of the claim and any interest claimed separately. Interest is claimable up to and including 27 March 2003.

Insert in Section (B) of Box 2 a brief description of how your claim arises. For example, if your interest arises under a contract please provide details of the subject matter of the contract and details of the parties to, and date of, that contract.

IF YOU ARE EITHER THE LAW DEBENTURE TRUST CORPORATION P.L.C. OR THE BANK OF NEW YORK COMPLETING THIS FORM IN YOUR CAPACITY AS TRUSTEE FOR THE EUROBOND HOLDERS OR THE YANKEE BOND HOLDERS, RESPECTIVELY, YOU SHOULD NOT COMPLETE ANY OF SECTIONS (C), (D), (E), (F) OR (G).

3. Insert in Section (C)(i) of Box 2 the bank account details of a bank in the United Kingdom to which any cash in sterling forming part of the Scheme Consideration should be credited. If you would prefer to receive such payment by cheque, please leave the account details section blank and complete the cheque payee and address details in Section (C)(ii) instead. Cheques will be sent by ordinary uninsured mail at the risk of the recipient. YOU MUST SUPPLY EITHER BANK ACCOUNT OR CHEQUE PAYMENT DETAILS IN ORDER TO BE ELIGIBLE FOR PAYMENT OF ANY CASH IN STERLING FORMING PART OF THE SCHEME CONSIDERATION.

4. Insert in Section (D) of Box 2 the account details of the relevant clearing system to which you wish any New Notes forming part of the Scheme Consideration and any cash paid other than in sterling to be credited. Cash payable other than in sterling will arise if New Notes are to be sold as a result of confirmations given in Box 5 or where interest has been paid on New Notes before they are distributed. The clearing system details should be your own details if you are an account holder within DTC, Euroclear or Clearstream, Luxembourg or the details of an account holder within DTC, Euroclear or Clearstream, Luxembourg who is prepared to act as your custodian if you are not. If you do not have a custodian, Morgan Stanley has agreed to consider acting as custodian for you, on its standard terms and conditions, subject to its standard due diligence process (which will require the provision and/or execution of certain documents by you). If you would like Morgan Stanley to act as your custodian on this basis, you should contact Morgan Stanley on +44
       (0)20 7677 7166 to ascertain the documents that it requires

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

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       you to provide and/or execute, and sign the appropriate confirmation in Section (D) of Box 2. YOU MUST EITHER SPECIFY APPROPRIATE ACCOUNT DETAILS OR CONFIRM MORGAN STANLEY'S ACCEPTANCE TO ACT AS YOUR CUSTODIAN IN ORDER TO BE ELIGIBLE TO RECEIVE ANY NEW NOTES FORMING PART OF THE SCHEME CONSIDERATION.

5. The New Senior Notes forming part of the Scheme Consideration will be denominated in Euro and/or US dollars based on elections made in Claim Forms (and Account Holder Letters to be submitted by Account Holders on behalf of Bondholders). You may indicate in Section (E) of Box 2 whether you would like to receive, if they are available, New Senior Notes denominated in either Euro or US dollars. You should note, however, that no New Senior Notes denominated in US dollars will be issued unless, based on information contained in all Claim Forms and all Account Holder Letters received prior to 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of Euro 250 million (less the Relevant Deduction) of New Senior Notes denominated in dollars being required to be distributed in the First Initial Distribution under both Schemes. New Senior Notes denominated in Euro will only be issued if, based on all Claim Forms and all Account Holders received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least Euro 250 million (less the Relevant Deduction) of New Senior Notes denominated in Euro being required to be distributed in the First Initial Distribution under both Schemes. If, in Section (E) of Box 2, you fail to make any indication, you will be deemed to have made an election to receive Euro-denominated New Senior Notes.

6. Please tick either (i) or (ii) in Section (F) of Box 2 to show how you wish to receive any equity securities (other than American Depositary Receipts -- see below) forming part of the Scheme Consideration. You may elect, by ticking the relevant box, for equity securities to be EITHER:
       (i) delivered in physical (certificated) form; OR (ii) credited to a CREST account. If you tick box (ii) you should enter in the space provided the details of the CREST account to which you wish any equity securities (other than American Depositary Receipts -- see below) forming part of the Scheme Consideration to be credited. These should be your own details if you have a CREST account or the details of a CREST account holder who is prepared to act as your custodian if you do not. YOU MUST COMPLETE SECTION (F) IN ORDER TO BE ELIGIBLE TO RECEIVE ANY EQUITY SECURITIES FORMING PART OF THE SCHEME CONSIDERATION.

7. Equity securities forming part of the Scheme Consideration may be received in the form of New Shares or American Depositary Receipts ("ADRs"). In order to receive all or a portion of such securities in the form of ADRs, you must make an affirmative election in Section (G) of Box
       2. If you do not elect in Section (G) of Box 2 to receive equity securities in the form of ADRs, you will be deemed to have elected NOT to receive them in the form of ADRs. Before making an election to receive equity securities in the form of ADRs, you should review the "Description of the American Depositary Receipts" in Appendix 16 to the Scheme Document, as well as the information with respect to the issuance, listing and secondary market trading of the ADRs in part I, Section 2, Parts C.2 and D.15 of the Scheme Document. In particular, in considering whether to make an election to receive ADRs you should note that, although Corp will apply to list such ADRs on NASDAQ, this NASDAQ listing is currently not expected to become effective until the third calendar quarter of 2003.

       If you wish to elect to receive equity securities in the form of ADRs, insert in Section (G) of Box 2 an authorised signature or signatures confirming the ADR election statement contained therein.

  3    CONFIRMATIONS (BOX 3)

You should read part I, Section 2, Parts D.16 and D.17 of the Scheme Document carefully. These parts describe restrictions on the distribution of securities pursuant to the Schemes under the securities laws of certain states of the United States and of France, Italy and Malaysia (each a "Restricted Jurisdiction"). In completing Box 3 of this Claim Form, you will be required to confirm that you are not located in any Restricted Jurisdiction, or that you are otherwise eligible to receive New Shares and/or New Notes under applicable law, as described in part I, Section 2, Parts D.16 and D.17 of the Scheme Document. Where this confirmation cannot be given, Corp or plc, as the case may be, will direct the Distribution Agent to sell any securities comprised in the relevant distribution

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

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of Scheme Consideration and transfer the net proceeds (after deduction of all applicable costs) to you (except that, where the relevant securities are not at that time listed on a securities exchange, you will receive a sum in cash which is substantially equivalent in value to such securities).
  4    CREDITORS' COMMITTEE (BOX 4)

Please tick the box if you are willing to act as a member of the Creditors' Committee. In the case of a joint claim, only one of you may act as a member of the Creditors' Committee. Please complete the name of the person who is willing to act as a member of the Creditors' Committee.
  5    DATE OF EXECUTION (BOX 5)

Insert in Box 5 the date on which this Claim Form is executed. This date must be the date on which the person who signs the Claim Form in Box 6 does so. Where more than one person signs the Claim Form in Box 6, the date of execution is the date on which the last person to sign the Claim Form actually does so.
  6    EXECUTION (BOX 6)
BOX 6 MUST BE SIGNED BY EACH PERSON WHO IS NAMED AS A SCHEME CREDITOR IN BOX 1 AS EXPLAINED BELOW.

AS DESCRIBED IN THE NOTES BELOW, IN MOST CASES EVIDENCE OF THE AUTHORITY OF SIGNATORY(IES) TO EXECUTE THIS CLAIM FORM NEEDS TO BE SUBMITTED WITH THE CLAIM FORM.

Individuals:

Where a Scheme Creditor is an individual or individuals, that person or those persons must sign and complete Section (A) of Box 6.

If the person signing in Section (A) of Box 6 as an individual is a Scheme Creditor whose claim is not solely for his own account (for example if he holds that interest as a trustee, executor or personal representative or a partner in a partnership), evidence of his authority to sign the Claim Form must be submitted as described in the notes below under the heading "Evidence to be submitted with Claim Form".

Companies incorporated in Great Britain:

Where a Scheme Creditor is a company incorporated in Great Britain, then Section
(B) of Box 6 must be signed. The persons signing on behalf of the company must specify their position in that company, and must submit the evidence of their authority to sign as described in the notes below under the heading "Evidence to be submitted with Claim Form".

Partnerships established in England and Wales (and other partnerships or other entities, wherever established, which do not have a separate legal personality):

Where a Scheme Creditor is a partnership established in England and Wales (or another partnership or other entity, wherever established, which does not have a separate legal personality from its partners or members), the partnership (or other such entity) should sign through one of its partners (or other representatives). If the signing partner (or other such representative) is a company or other entity, Section (C) of Box 6 should be completed in the appropriate manner described in the notes below.

The person(s) signing on behalf of the partnership (or other entity) must submit evidence of their authority to sign as described in the notes below under the heading "Evidence to be submitted with Claim Form".

Companies not incorporated in Great Britain (and partnerships or other entities, wherever established, which have a separate legal personality):

Where a Scheme Creditor is a company which is not incorporated in Great Britain (or a partnership or other entity, wherever established, which has a separate legal personality from its partners or members), then Section (D) of Box 6 must be signed and completed on behalf of that company, partnership or other entity by a person or persons duly authorised by that company, partnership or other entity in accordance with the law of the territory in which that company, partnership or other entity is incorporated or established. The territory of

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

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incorporation or establishment must be inserted in the space provided. The person(s) signing on behalf of the company, partnership or other entity must submit evidence of their authority to sign as described in the notes below under the heading "Evidence to be submitted with Claim Form".

POWERS OF ATTORNEY:

This note applies if a Scheme Creditor has appointed someone else to execute the Claim Form on his, her or its behalf under a power of attorney.

If the attorney so appointed is an individual, he must: (i) sign and complete Section (A) of Box 6 as an individual; and (ii) when he prints his name in Section (A) of Box 6, also complete the line with the words "as attorney for X", X being the name of the Scheme Creditor who has granted the power of attorney.

If the attorney so appointed is a company or a partnership or other entity then:
(i) one of Sections (B), (C) or (D), as appropriate, of Box 6 must be completed and signed in the manner described above; and (ii) when the name of the company (or other entity) is inserted in Section (B), (C) or (D) the words "as attorney for X" must be inserted, X being the name of the Scheme Creditor who has granted the power of attorney.

In all cases, the attorney must submit evidence of his or its authority to sign as described in the notes below as described in the notes below under the heading "Evidence to be submitted with Claim Form".

EVIDENCE TO BE SUBMITTED WITH CLAIM FORM:

IN ALL CASES, other than where an individual who signs the Claim Form is claiming as a Scheme Creditor solely for his own account, evidence of the authority of the signatory(ies) to execute the Claim Form on behalf of the Scheme Creditor must be submitted with the Claim Form.

Where the Scheme Creditor (or the person signing the Claim Form on behalf of the Scheme Creditor) is a company, partnership or other entity, this evidence must consist of:

      (1) copies of, or extracts from, that company, partnership or entity's constitutional documents (such as articles of association or partnership agreement) indicating which officers or bodies of the company, partnership or entity are authorised to execute documents, or have the capacity to delegate authority to execute documents, on behalf of that company, partnership or entity; and

      (2) copies of, or extracts from, minutes or resolutions of the appropriate officers or bodies of the company, partnership or entity, evidencing that such authority has been delegated to the person(s) completing and signing the Claim Form on behalf of that company, partnership or entity.

For other individuals (such as personal representatives or executors) this evidence should show that the relevant individual is authorised to sign the Claim Form.

Where a Scheme Creditor has appointed an attorney, a copy of the power of attorney must be submitted with the Claim Form, together with any other evidence of authority (such as copies of constitutional documents and/or minutes) required to be submitted as described in the notes above under this heading. The power of attorney must authorise the attorney to execute this Claim Form. If the power of attorney has been granted under English law, that power of attorney must be executed as a deed.

CORRECTIONS AND AMENDMENTS:

IF, IN COMPLETING THIS CLAIM FORM, ANY CORRECTIONS OR AMENDMENTS HAVE BEEN MADE, HOWEVER MINOR, EACH PERSON WHO SIGNS IN BOX 6 MUST ALSO SIGN HIS OR HER INITIALS NEXT TO EACH CORRECTION OR AMENDMENT. AMENDMENTS MAY NOT BE MADE TO THE WORDING IN BOX 3. THIS WILL INVALIDATE THE CLAIM FORM.

WHEN YOU HAVE DULY COMPLETED AND EXECUTED THIS CLAIM FORM, TEAR OFF AND RETAIN THE BOTTOM SHEET OF EACH PAGE OF THE CLAIM FORM (THE COPY) AND SEND THE TOP SHEET OF EACH PAGE OF THE CLAIM FORM (THE ORIGINAL) TO KPMG LLP, 8 SALISBURY SQUARE, LONDON EC4Y 8BB, ENGLAND, UK (FOR THE ATTENTION OF PHILIP WALLACE AND RICHARD HEIS). YOU ARE ENCOURAGED TO RETURN YOUR DULY COMPLETED AND EXECUTED CLAIM FORM IMMEDIATELY. IN ORDER FOR YOU TO BE CONSIDERED FOR RECEIVING THE FIRST INITIAL DISTRIBUTION OF SCHEME CONSIDERATION (WHICH WILL BE MADE ON THE EFFECTIVE DATE), YOUR CLAIM FORM MUST BE DULY COMPLETED AND

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

SUBMITTED AT THE LATEST BY 5:00 P.M. (LONDON TIME) ON 17 APRIL 2003 AND MUST BE ADMITTED BY THE SUPERVISORS ON THE EFFECTIVE DATE WHICH IS ANTICIPATED TO BE 17 APRIL 2003. CLAIM FORMS RECEIVED AFTER 5:00 P.M. (LONDON TIME) ON 17 APRIL 2003 AND CLAIM FORMS RECEIVED BEFORE THAT DATE BUT WHICH DETAIL SCHEME CLAIMS THAT HAVE NOT BEEN ADMITTED IN WHOLE OR IN PART ON THE EFFECTIVE DATE WILL NOT ENTITLE YOU TO PARTICIPATE IN THE FIRST INITIAL DISTRIBUTION. ANY SCHEME CLAIMS ADMITTED WHICH ARE NOT LISTED IN THE FIRST INITIAL DISTRIBUTION NOTICE WILL RECEIVE AN INITIAL DISTRIBUTION AS SOON AS REASONABLY PRACTICABLE.

IF YOU HAVE ANY DIFFICULTY IN COMPLETING THIS CLAIM FORM, OR THERE IS INSUFFICIENT SPACE IN ANY SECTION FOR YOU TO INSERT IN FULL THE REQUIRED DETAILS OR FOR ALL JOINT CLAIMANTS TO EXECUTE, OR YOU REQUIRE A FURTHER CLAIM FORM OR SCHEME DOCUMENT, PLEASE CONTACT THE KPMG HELPLINE BY TELEPHONING
+44 (0)20 7694 3007 DURING NORMAL WORKING HOURS.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

PLEASE READ THE ACCOMPANYING NOTES CAREFULLY BEFORE COMPLETING THIS CLAIM FORM. PLEASE COMPLETE THE FORM IN PEN USING BLOCK CAPITALS.
  1    FULL NAME(S) AND ADDRESS(ES) OF SCHEME CREDITOR(S)                (BOX 1)

     I/We*, being the person or persons named below, make the declarations set out below in Boxes 2, 3 and 4:

     (A)   SOLE SCHEME CREDITOR (OR FIRST JOINT CLAIMANT):

     Name (in full)
--------------------------------------------------------------------------------

     Address
--------------------------------------------------------------------------------

     Country
--------------------------------------------- Postcode
--------------------------------------------

     Please enter here a daytime telephone number and contact name (if appropriate) where you can be contacted in the event of any question arising from the completion of this Claim Form:

     Telephone number (including country and area code)
------------------------------------------------------

     Contact name
--------------------------------------------------------------------------------

     (B)  OTHER JOINT SCHEME CREDITORS (IF ANY):

     Name and address (in full)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Telephone number (including country and area code)
------------------------------------------------------

     Contact name
--------------------------------------------------------------------------------

     Name and address (in full)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Telephone number (including country and area code)
------------------------------------------------------

     Contact name
--------------------------------------------------------------------------------

     Name and address (in full)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Telephone number (including country and area code)
------------------------------------------------------

     Contact name
--------------------------------------------------------------------------------

     * Delete as appropriate

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

        2    NOMINAL AMOUNT OF CLAIM                                     (BOX 2)
    (A) I am/We are* a Scheme Creditor. The amount of my/our* claim as a Scheme Creditor is:

----------------------------------------------------------------------- (nominal amount, stating currency).

------------------------------------------------------------ (interest up to and including 27 March 2003)

    (B) Description of claim or claims
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------

    (C)
    EITHER (i) Bank Account Details

    My/our* account details with a bank in the United Kingdom for the payment of any cash in sterling forming part of the Scheme Consideration are as follows:

    Bank name:
    ----------------------------------------------------------------------------

    Branch address:
    ----------------------------------------------------------------------------

    ---------------------------------------------------------------- Postcode:
    ------------------------------------------

    Sort code:
    ----------------------------------------------------------------------------

    Account name:
    ----------------------------------------------------------------------------

    Account number:
    ----------------------------------------------------------------------------

    OR (ii) If you would prefer any cash in sterling forming part of the Scheme Consideration to be paid by cheque and sent to you by ordinary mail at your own risk, please complete the following:

    Payee:
    ----------------------------------------------------------------------------

    Address to which cheque to be sent:

 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------

    Country:
    -------------------------------------------------- Postcode:
    ------------------------------------------------

    (D) Clearing System Account Details

    Any New Notes forming part of the Scheme Consideration should be credited to my/our/my custodian's/our custodian's* clearing system securities account, details of which are set out below:

    Clearing system                                  -------------------------------------------------------
    Full name of clearing system account holder      -------------------------------------------------------
    Clearing system account number                   -------------------------------------------------------
    Name of account to be credited at account
      holder:                                        -------------------------------------------------------
    Account number to be credited at account
      holder:                                        -------------------------------------------------------

    If you do not have an account with any of the above clearing systems or a custodian who is prepared to act on your behalf, Morgan Stanley has agreed to consider acting as custodian for you, on its standard terms and conditions, subject to its standard due diligence process (which will require the provision and/or execution of certain documents by you). If you would like Morgan Stanley to act as your custodian on this basis, please contact Morgan Stanley on +44 (0)20 7677 7166 to ascertain the documents that it requires you to provide and/or execute, and sign the confirmation below:

    I/We* confirm that I/we* would like Morgan Stanley to act as my/our* custodian on the basis of its standard terms and conditions.

    Signature(s):
    ----------------------------------------------------------------------------

    * Delete as appropriate

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

     (E) Currency Election for New Senior Notes                    (BOX 2 CONT.)

     In respect of any New Senior Notes that I/we* receive as part of the Scheme Consideration, I/we* wish these to be denominated in:

     [ ] Euro (E)

     [ ] US Dollars (US$)

      (You may only tick one box)

     Please note that no New Senior Notes denominated in US dollars will be issued unless, following all elections received prior to 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least the US dollar equivalent (calculated at the Currency Rate) of Euro 250 million (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution under both Schemes. New Senior Notes denominated in Euro will only be issued if, following all elections received by 17 April 2003, elections have been made which would, if both Schemes become effective, result in an aggregate of at least Euro 250 million (less the Relevant Deduction) of New Senior Notes being required to be distributed in the First Initial Distribution under both Schemes. If you fail to make an election above, you will be deemed to have made an election to receive Euro-denominated New Senior Notes.

     (F) New Shares

     New Shares forming part of the Scheme Consideration (unless I/we* have elected to receive ADRs pursuant to (G) below should be:

     (NB please tick only ONE of the boxes in (i) or (ii))

     (i) [ ] delivered, by uninsured post at the risk of the addressee, in physical (certificated) form registered in the name and to the address specified in Section (A) of Box 1; or

     (ii) [ ] credited to my/our/my custodian's/our custodian's* CREST account details of which are set out below:

    Full name of CREST holder                        ---------------------------------------------

    CREST participant account                        ---------------------------------------------

    CREST member account                             ---------------------------------------------

     (G) ADR Election

     I/We* confirm that I/we* would like to receive all the New Shares forming part of the Scheme Consideration to which I am/we are* entitled in the form of ADRs. I/We* have read the "Description of the American Depositary Receipts" in the Scheme Document and I/we* understand that the ADRs will be subject to the terms of the Deposit Agreement referred to therein. Please:

     (NB please tick only ONE of the boxes in (i) or (ii))

     (i) [ ] Deliver, by uninsured post at the risk of the addressee, ADRs in physical (certificated) form registered in the name and to the address specified in Section (A) of Box (1) (such person's tax identification or social security number is ________________________); or
          ----------------------------------------------------------------------

     (ii) [ ]  Credit ADRs to the clearing system account set out below:

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

    Clearing system                                  ---------------------------------------------

    Full name of clearing system account holder      ---------------------------------------------

    Clearing system account number                   ---------------------------------------------

    Name of account to be credited at account
      holder:                                        ---------------------------------------------

    Account number to be credited at account
      holder:                                        ---------------------------------------------

     Signature(s)*:
     ---------------------------------------------------------------------------

     * Delete as appropriate

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

  3  CONFIRMATIONS                                                       (BOX 3)

     Each Scheme Creditor named in Box 1 represents and agrees as follows:

     (1) it has full power and authority and has taken all action necessary to execute or authorise execution of this Claim Form.

     (2) this Claim Form has been duly executed by the Scheme Creditor and constitutes its legal, valid and binding obligation and that all authority conferred or agreed to be conferred pursuant to this Claim Form and every obligation of the Scheme Creditor under this Claim Form shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Scheme Creditor and shall not be affected by, and shall survive, the death or incapacity of the Scheme Creditor and that all of the information in this Claim Form is complete and accurate.

     (3) that in connection with the legal and regulatory restrictions described in the Scheme Document:

           (i) FRANCE -- it and each other person to whom New Notes, New Shares or ADRs are to be transferred in accordance with this Claim Form is located outside France or is in France but is a "qualified investor" as defined in Article L.411.-2 of the French Monetary and Financial Code and as described in part I,
                  Section 2, Part D.17 of the Scheme Document; and

           (ii) MALAYSIA -- it and each other person to whom New Notes, New Shares or ADRs are to be transferred in accordance with this Claim Form is located outside Malaysia as described in part I,
                  Section 2, part D.17 of the Scheme Document; and

           (iii) US STATES -- it is located outside the US states of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont, or is located in one of these states but is a person described in part I, Section 2, Part D.16 of the Scheme Document as eligible to receive the securities under an applicable state law exemption;

                  [ ]  Yes

                  [ ]  No

     (4) ITALY -- it is located outside Italy as described in part I, Section 2, Part D.17 of the Scheme Document;

           [ ]  Yes

           [ ]  No

     (5) ITALY (only complete this section if the answer to (4) is no) -- it is located in Italy, but each such person is a "professional investor" as defined in the Consolidated Financial Act Article 30, paragraph II and in CONSOB Regulation 11522/1998 Article 31, paragraph II.

           [ ]  Yes

           [ ]  No

IF THE ANSWER TO PARAGRAPH (3) ABOVE IS "NO", AND IF THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION (D) OF BOX 2.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

                                                                   (BOX 3 CONT.)

IF THE ANSWER TO PARAGRAPH (4) IS "NO", AND IF THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THEN THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE SCHEMES WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION (D) OF BOX 2 OF THIS CLAIM FORM UNLESS THE RESPONSE TO PARAGRAPH (5) IS "YES" OR CORP DETERMINES THAT THE EXEMPTION APPLICABLE WITH RESPECT TO DISTRIBUTIONS OF SECURITIES TO LIMITED NUMBERS OF PERSONS IS AVAILABLE, AS DESCRIBED IN PART I, SECTION 2, PART D.17 OF THE SCHEME DOCUMENT.

IF THE ANSWER TO BOTH PARAGRAPHS (4) AND (5) IS "NO", AND IF THE RELEVANT SECURITIES ARE AT THE TIME LISTED ON A SECURITIES EXCHANGE, THEN THE RELEVANT SECURITIES WHICH WOULD OTHERWISE HAVE BEEN DISTRIBUTED PURSUANT TO THE SCHEMES WILL BE SOLD AND THE NET PROCEEDS OF SALE (AFTER DEDUCTION OF ALL APPLICABLE EXPENSES AND CURRENCY CONVERSION COSTS) WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION (D) OF BOX 2 OF THIS CLAIM FORM UNLESS PLC DETERMINES THAT THE EXEMPTION APPLICABLE WITH RESPECT TO DISTRIBUTIONS OF SECURITIES TO LIMITED NUMBERS OF PERSONS IS AVAILABLE, AS DESCRIBED IN PART I,
SECTION 2, PART D.17 OF THE SCHEME DOCUMENT.

IF IN THE CIRCUMSTANCES DESCRIBED IN ANY OF THE THREE PRECEDING PARAGRAPHS SECURITIES TO BE SOLD ARE AT THE TIME NOT LISTED ON A SECURITIES EXCHANGE THEN A SUM IN CASH WHICH IS SUBSTANTIALLY EQUIVALENT IN VALUE TO SUCH UNLISTED SECURITIES AND DETERMINED IN ACCORDANCE WITH THE TERMS OF THE RELEVANT SCHEME WILL BE CREDITED TO THE CLEARING SYSTEM ACCOUNT IDENTIFIED IN SECTION (D) OF BOX 2 OF THIS CLAIM FORM.

  4    CREDITORS' COMMITTEE                                              (BOX 4)
       I/We would be willing to act as a member of the Creditors' Committee

     If this Claim Form relates to a joint claim please state the name of the joint claimant willing to act:

     -----------------------------------------------------------------

  5    DATE OF EXECUTION                                                 (BOX 5)

     This Claim Form has been executed on
     ----------------------------------- 2003

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

  6    EXECUTION                                                         (BOX 6)
  A   EXECUTION BY INDIVIDUALS

      SIGNED BY:

    1.
    ------------------------------------------
    -----------------------------------------------
         Name in full (please print)                 Signature
    2.
    ------------------------------------------
    -----------------------------------------------
         Name in full (please print)                 Signature
    3.
    ------------------------------------------
    -----------------------------------------------
         Name in full (please print)                 Signature
    4.
    ------------------------------------------
    -----------------------------------------------
         Name in full (please print)                 Signature

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

                            APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

  B    EXECUTION BY A COMPANY INCORPORATED IN GREAT BRITAIN              (BOX 6)

     Executed by the entity named below:

     ---------------------------------------------------------------------------
    Name of Company (please print)

     acting by the person (or persons) named below each of whom is duly authorised on behalf of the company named above:

                                   Director/Authorised
                                   Signatory
    ---------------------------                                   ---------------------------
    Name in full (please print)                                   Signature
                                   Director/Authorised
                                   Signatory
    ---------------------------                                   ---------------------------
    Name in full (please print)                                   Signature

     (if two signatories are required)         (if two signatories are required)

                                                                         (BOX 6)
  C EXECUTION BY PARTNERSHIPS ESTABLISHED IN ENGLAND AND WALES (AND OTHER PARTNERSHIPS OR OTHER ENTITIES, WHEREVER ESTABLISHED, WHICH DO NOT HAVE SEPARATE LEGAL PERSONALITY)

    Executed on behalf of the partnership or other entity named below:
     ---------------------------------------------------------------------------
    Name of partnership or other entity

    by the person or persons named below, who is or are duly authorised signatories of the partnership or entity named above under the laws of the territory in which the partnership or entity is established:

    ------------------------------------------    ------------------------------------------
    Name in full (please print)                   Signature

    ------------------------------------------    ------------------------------------------
    Name in full (please print)                   Signature
    (if two signatories are required)             (if two signatories are required)

     Territory of establishment
     ---------------------------------------------------------------------

    You are free to amend the wording in this Section (C) so as to allow you to make the confirmations given by you in paragraphs (1) and (2) of Box 3.

                  IV.  APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 30: FORM OF CLAIM FORM FOR SCHEME CREDITORS

--------------------------------------------------------------------------------

                                                                         (BOX 6)
      D EXECUTION BY A COMPANY NOT INCORPORATED IN GREAT BRITAIN (OR A PARTNERSHIP OR OTHER ENTITY HAVING ITS OWN LEGAL PERSONALITY)

    Executed by the company, partnership or other entity named below:
     ---------------------------------------------------------------------------
    Name of company, partnership or other entity

    acting by the person or persons named below, who is or are duly authorised signatories of the company, partnership or entity named above under the laws of the territory in which the company, partnership or entity is incorporated or established:

    ------------------------------------------    ------------------------------------------
    Name in full (please print)                   Signature

    ------------------------------------------    ------------------------------------------
    Name in full (please print)                   Signature
    (if two signatories are required)             (if two signatories are required)

     Territory of incorporation or establishment
     ---------------------------------------------------------------------

                          V.  DEFINITIONS AND GLOSSARY

--------------------------------------------------------------------------------

                                  DEFINITIONS

Throughout this document the following expressions shall, other than in the Schemes in part II and III of this document and the Schedules to them, the Escrow and Distribution Agreement set out in Appendix 7, the summary of terms of New Senior Notes and New Junior Notes set out in Appendix 8, the security and intercreditor arrangements set out in Appendix 10 and the conditions of the Warrants set out in Appendix 12, have the meanings set out below, and derivative terms shall be construed accordingly, unless the context otherwise requires:

      "1930 ACT" means the Third Parties (Rights Against Insurers) Act 1930;

      "2005 EUROBONDS" means E500,000,000 5.625 per cent. Bonds due 2005 issued by Corp and guaranteed by plc;

      "2010 EUROBONDS" means E1,000,000,000 6.375 per cent. Bonds due 2010 issued by Corp and guaranteed by plc;

      "2010 YANKEE BONDS" means US$900,000,000 7 3/4% Bonds due 2010 issued by Corp and guaranteed by plc;

      "2030 YANKEE BONDS" means US$900,000,000 8 3/8% bonds due 2030 issued by Corp and guaranteed by plc;

      "ACCOUNT HOLDER" means a person who is recorded in the books or other records of Euroclear or Clearstream, Luxembourg as holding an interest in Eurobonds or in the books of DTC, Euroclear or Clearstream, Luxembourg as holding an interest in Yankee Bonds, as the case may be, in each case in an account with the relevant system;

      "ACCOUNT HOLDER LETTER" means a letter substantially in the form set out as the annex to Appendix 28;

      "ACT" means the Companies Act 1985;

      "ACTION" when used in connection with Appendix 21 has the meaning given to it thereunder.

      "ADDITIONAL NOTES" has the meaning given to it in Appendix 17;

      "ADMITTED" means:

      (1) when used in relation to a Scheme Claim, the amount of any relevant claim that has been admitted by the Supervisors of the Corp Scheme or the plc Scheme, as appropriate, under the relevant Scheme so as to qualify for distributions of the relevant Scheme Consideration; and

      (2) when used of a Scheme Creditor, that Scheme Creditor in respect of the amount of its Scheme Claim which has been admitted by the Supervisors as described in (1) above;

      "ADMITTED IN FULL" in connection with a Disputed Claim for the purpose of determining the currency or currencies in which New Senior Notes will be denominated only means Admitted in the amount set out against that Disputed Claim in the second column of schedule 3 in each Scheme;

      "ADMISSIBLE INTEREST" means an amount in respect of any interest to which a Scheme Creditor is entitled to be paid by Corp or plc (as the case may be) or which has accrued but is not yet payable by such Scheme Company to a Scheme Creditor, whether by reason of contract, judgment against such Scheme Company, decree or otherwise, in respect of the period up to and including, the Record Date;

      "ADR" means an American depositary receipt evidencing American depositary shares, each representing 10 New Shares issued pursuant to the Deposit Agreement;

      "ADR DEPOSITARY" means The Bank of New York as depositary under the Deposit Agreement;

      "AFFILIATE" means in relation to a company a company in which it has any direct or indirect interest as a shareholder of at least 25 per cent.;

      "AIP" has the meaning given to it in Appendix 17;

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "ALLOWED PROCEEDINGS" has the meaning given to it in the Corp Scheme or the plc Scheme as appropriate;

      "ANCRANE" means Ancrane, formerly Ancrane Limited and now re-registered as an unlimited company incorporated in England and Wales with registered number 4308188, a wholly owned subsidiary of plc;

      "APAC" means Asia-Pacific;

      "APT" means Albany Partnership Limited, a company registered in England and Wales with registered number 3049168;

      "ARTICLES" means the new articles of association of Corp to be adopted forthwith and conditionally on the allotment of the New Shares;

      "BAE" means BAE SYSTEMS plc (formerly known as British Aerospace Public Limited Company);

      "BAE MERGER AGREEMENTS" means the documents entered into between plc and BAE, or entered into between Corp and BAE and subsequently novated from Corp to plc, in respect of the merger of the Group's defence business with BAE;

      "BANK CREDITORS" has the meaning given to it in part I, Section 2, Part
      D.1;

      "BANK FACILITY" means the E6,000,000,000 syndicated credit facility dated 25 March 1998 between The General Electric Company, p.l.c. (now Corp), HSBC Investment Bank plc (now HSBC Bank plc) (as agent), Marine Midland Bank (as US Swingline Agent) and the financial institutions named therein (as banks) as amended from time to time;

      "THE BANK OF NEW YORK" means The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, New York, New York 10286, USA.;

      "BANKRUPTCY COURT" means the US Bankruptcy Court;

      "BANKRUPTCY CODE" means the US Bankruptcy Code;

      "BARCLAYS" means Barclays Bank PLC;

      "BBRS BUSINESS" means the Group's North American broadband routing and switching business;

      "BOARD" means either or both of the Corp Board and the plc Board;

      "BONDHOLDER" means a person with the ultimate economic interest in any of the Bonds;

      "BONDHOLDER COMMUNICATIONS" means Bondholder Communications Group, a New York corporation, having an office at 30 Broad Street, 46th Floor, New York, NY 10004, U.S.A.;

      "BONDHOLDER CONFIRMATION LETTER" means the bondholder confirmation letter entered in by way of a deed on 27 March 2003 in favour of the Trustees, the Bondholders and the Definitive Holders;

      "BONDS" means all or any of the Eurobonds and/or the Yankee Bonds;

      "BOOK-ENTRY DEPOSITARY" means The Bank of New York in its capacity as book-entry depositary in relation to the Yankee Bonds;

      "BRITISH SEALED BEAMS LIMITED" means British Sealed Beams Limited (registered number 628256), a related Company to Corp and plc;

      "BT" means British Telecommunications plc and its subsidiaries;

      "BCTL" means Bedell Cristin Trustee Limited;

      "BUSINESS DAY" means any day on which banks are open for general business in both London and New York;

      "BUSINESS PLAN" means a plan dated 10 April 2002 prepared by the Corp Directors and plc Directors setting out the Group's proposed business strategy, as amended and sensitised from time to time;

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "CALA" means Central and Latin America;

      "CAPITAL" means the Group's operations which include its holdings in Easynet Group Plc, Bookham Technology plc, the Italian-based Mobile Communications business and a number of minor activities, investments and assets;

      "CAPITAL REDUCTION" means the proposed reduction of capital represented by the Non-Voting Deferred Shares and Corp's entire share premium account following the Corp Scheme becoming effective, pursuant to section 135 of the Act;

      "CERCLA" means the United States Comprehensive, Environmental, Response, Compensation and Liability Act;

      "CHAIRMAN" means either or both of the chairman of Corp and the chairman of plc;

      "CHANGE OF CONTROL" has the meaning given to it in Appendix 8;

      "CITIBANK" means Citibank, N.A.;

      "CLAIM FORM" means each or any of the claim forms to be completed by or on behalf of a Scheme Creditor (or its duly authorised agent(s)) detailing its Scheme Claim(s) substantially in the form set out in Appendix 30 with such amendments necessary to reflect the identity of the appropriate Scheme Company;

      "CLEARSTREAM, LUXEMBOURG" means Clearstream Banking, societe anonyme;

      "CODE" means the US Internal Revenue Code of 1986, as amended;

      "COMBINED CODE" means the principles of good governance and code of best practice appended to the Listing Rules;

      "CONFIRMATION RESOLUTION" means the unanimous resolution of the Board of the relevant Scheme Company in the agreed form as set out in Appendix 25;

      "CONSIDERATION" means Corp Scheme Consideration or plc Scheme Consideration or both as appropriate;

      "CONSOB" means the Commissione Nazionale per la Societa e la Borsa, the public authority responsible for regulating the Italian securities market;

      "CO-ORDINATION COMMITTEE" means the institutions appointed to act as the co-ordination committee for the Syndicate Banks in connection with the Restructuring proposals, the present members being Barclays Bank PLC, HSBC Bank plc, London Branch, JP Morgan Chase Bank, The Royal Bank of Scotland plc and Commerzbank Aktiengesellschaft, London Branch and of which Intesa BCI S.p.A was a member from 22 October 2001 to 5 March 2003, as detailed in Appendix 22;

      "CORE" means the Group's operations which include Optical Networks, BBRS, European Access and North American Access, OPP, Other Network Equipment businesses and associated IC&M and VAS;

      "CORP" means Marconi Corporation plc;

      "CORP BOARD" means the board of directors of Corp from time to time;

      "CORP DIRECTORS" means the members of the Corp Board;

      "CORP GROUP" means Corp and its Subsidiaries;

      "CORP INSURANCE POLICY" means any contract of liability insurance insuring Corp in respect of a liability of Corp which is at the Record Date valid and enforceable;

      "CORP SCHEME" means the proposed scheme of arrangement between Corp and the Corp Scheme Creditors under section 425 of the Act, set out in part II with or subject to any modification, addition or condition approved or imposed by the Court;

      "CORP SCHEME CONSIDERATION" means the Scheme Consideration as defined in the Corp Scheme;

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "CORP SCHEME CREDITORS" means a creditor of Corp in respect of its Scheme Claim;

      "CORP SHARES" means ordinary shares of 5 pence each in the capital of Corp;

      "CORP SPV" has the meaning given to it in the Corp Scheme contained in part II of the Scheme Document;

      "COURT" means the High Court of England and Wales unless specifically stated otherwise;

      "CREDITORS' COMMITTEE" means the committees of Scheme Creditors and representatives of the Bondholders established and operated pursuant to the terms of the Corp Scheme or plc Scheme, as appropriate;

      "CREDITORS' MEETING" means a meeting of Scheme Creditors called pursuant to the terms of the relevant Scheme;

      "CREST" means the system for the paperless settlement of trades in listed securities of which CRESTCo Limited is the operator;

      "CURRENCY RATE" means the mid-point rate of exchange for the conversion of one currency to another currency as published in the Financial Times (or if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the last Business Day before the day the Corp Scheme Meeting (being in the case of adjournment the last meeting pursuant to such adjournment(s)) is held;

      "CURRENT TREATY" means the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 31 December 1975 and entered into force on 25 April 1981;

      "CPDI REGULATIONS" has the meaning given to it in Appendix 17;

      "CUSTODY INSTRUCTIONS" has the meaning given to it in paragraph 13 of Appendix 28;

      "DEFINITIVE HOLDER" means the registered holder of a Yankee Bond in definitive form and the bearer (whether pursuant to an attornment or otherwise) of a Eurobond in individual global form other than a Eurobond in individual global form in respect of which no Account Holder Letter has been delivered;

      "DEPOSIT AGREEMENT" has the meaning given to it in Appendix 16;

      "DESIGNATED RECIPIENT" means the person specified in the valid Account Holder Letter (or, in the case of Ancrane, in the Escrow and Distribution Agreement) relating to a particular principal amount of Bonds as being the recipient of any part of the Scheme Consideration in respect of those Bonds and includes, in the case of any cash distributed as part of any distribution made in respect of Eurobonds, the person who receives such cash through Euroclear or Clearstream, Luxembourg;

      "DIRECTORS" means either one of or both of the Corp Directors and the plc Directors as the context may require;

      "DISPUTED CLAIMS" means the Known Claims in Schedule 3 to each Scheme to which note 6 to the relevant Schedule applies;

      "DISTRIBUTION AGENT" means The Bank of New York as distribution agent pursuant to the Escrow and Distribution Agreement and any successor from time to time;

      "DISTRIBUTION NOTICE" has the meaning given to it in the Corp Scheme;

      "DTC" means The Depository Trust Company of New York;

      "EBITDA" means earnings before interest, taxes, depreciation and amortization;

      "ECOFIN" means the European Council of Economics and Finance Ministers;

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "EFFECTIVE DATE" means in relation to either of the Schemes, the date on which an office copy of the order of Court sanctioning that the relevant Scheme shall have been delivered to the Registrar of Companies for registration;

      "EMEA" means Europe, Middle East and Africa;

      "EMPLOYEE PLAN" has the meaning given to it in part I, Section 2, Part
      D.10;

      "ERISA" means the US Employment Retirement Income Security Act of 1974, as amended;

      "ESCROW AND DISTRIBUTION AGREEMENT" means the agreement in the form set out as Appendix 7 entered into on 27 March 2003 between, among others, Corp, plc, the Escrow Trustee, the Distribution Agent and the Supervisors;

      "ESCROW TRUSTEE" means Corp SPV as escrow trustee pursuant to the Escrow and Distribution Agreement and any successor from time to time;

      "ESOPS" has the meaning given to it in part I, Section 2, Part D.2;

      "ESOP COLLATERAL LOAN" has the meaning given to it in part I, Section 2, Part D.2;

      "ESOP DERIVATIVE BANKS" means Barclays, Salomon Brothers International Limited and UBS AG;

      "ESOP DERIVATIVE TRANSACTIONS" has the meaning given to it in part I,
      Section 2, Part D.2;

      "ESOP ESCROW AGREEMENT" means the ESOP escrow agreement between plc, Corp, HSBC Bank plc and Barclays Bank PLC dated 13 December 2002;

      "ESOP SETTLEMENT AGREEMENT" has the meaning given to it in part I, Section 2, Part D.2;

      "ESOP TERM SHEET" has the meaning given to it in part I, Section 2, Part D.2;

      "EU" means European Union;

      "EURO ISSUES" mean the 2005 Eurobonds and the 2010 Eurobonds;

      "EUROBOND TRUSTEE" means The Law Debenture Trust Corporation p.l.c. acting in its capacity as trustee of the Eurobonds;

      "EUROBONDS" means all or any of the bonds comprising the Euro Issues;

      "EUROCLEAR" means Euroclear Bank S.A./N.V. as operator of the Euroclear System;

      "EXCLUDED CLAIMS" means:
      (1) in respect of Corp, the claims of the nature described in Part I of Appendix 9; and
      (2) in respect of plc, the claims of the nature described in Part III of Appendix 9;

      "EXCLUDED CREDITOR" means any creditor with an Excluded Claim;

      "EXISTING PERFORMANCE BONDS" has the meaning given to it in part I,
      Section 2, Part D.4;

      "EXISTING PERFORMANCE BOND ESCROW ACCOUNT" has the meaning given to it in Appendix 8;

      "EXPLANATORY STATEMENT" means the explanatory statement pursuant to
      Section 426 of the Act as set out in part I and the Appendices set out in part IV;

      "FINAL DISTRIBUTION DATE" has the meaning given to it in the Corp Scheme or the plc Scheme, as the case may be;

      "FINMECCANICA GUARANTEE" means the guarantee given by plc in favour of Finmeccanica SpA guaranteeing the obligations of MBSL under the sale and purchase agreement relating to the disposal by it of Mobile to Finmeccanica SpA;

      "FINMECCANICA GUARANTEE DEED OF NOVATION" has the meaning given to in Appendix 18;

      "FIRST CLAIM DATE" means 17 April 2003;

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "FIRST INITIAL DISTRIBUTION" has the meaning given to it in the Corp Scheme or the plc Scheme as appropriate;

      "FIRST INITIAL DISTRIBUTION NOTICE" has the meaning given to it in the Corp Scheme or the plc Scheme, as the case may be;

      "FORE SYSTEMS" means Fore Systems Inc.;

      "FORM OF PROXY" means the form of proxy for Scheme Creditors substantially in the form set out in Appendix 29 with such amendments necessary to reflect the identity of the appropriate Scheme Company and class of Scheme Creditors attending the Scheme Meeting to which the proxy relates;

      "FSMA" means the Financial Services and Markets Act 2000;

      "FUNDING LETTERS" means the series of letter agreements that were or may have been entered into by plc and certain Group Companies from December 1999 onwards with respect to the burden of the costs of their employees' participation in the ESOP;

      "FURBS" means funded unapproved retirement benefit schemes;

      "FURTHER DISTRIBUTION" means a distribution of Scheme Consideration pursuant to the terms of the relevant Scheme which is not an Initial Distribution;

      "FURTHER DISTRIBUTION RIGHT" has the meaning given to it in paragraph b. under the heading "Claims in the Corp Scheme" in Part A of Appendix 17;

      "GDA" means General Domestic Appliances Holdings Ltd;

      "GEC" means The General Electric Company, p.l.c. (now Corp);

      "GROUP" means all the Group Companies or, as the context requires, the Corp Group;

      "GROUP COMPANY" means plc or any company which is a Subsidiary, whether directly or indirectly of plc or, as the context requires, of Corp;

      "GROUP LICENCE AGREEMENT" means Corp Group licence agreement of Intellectual Property to be entered into by Corp Group companies, as more particularly described in part I, Section 2, Part A.5;

      "GUARANTEE" has the meaning given to it in Appendix 10;

      "GUARANTOR" has the meaning given to it in Appendix 10;

      "HEADS OF TERMS" means the indicative non-binding heads of terms for the proposed financial restructuring of Corp and plc dated 28 August 2002, as amended or supplemented by an addendum thereto dated 13 December 2002;

      "HSBC" means HSBC Bank plc;

      "ICTA 1988" means the Income and Corporation Taxes Act 1988;

      "IMPORTANT TRANSACTIONS" means Intellectual Property transactions requiring SPV approval;

      "INDENTURE" means the indenture dated as of 19 September 2000 between Corp, plc and the Yankee Bond Trustee establishing the Yankee Bonds;

      "INFORMAL COMMITTEE OF BONDHOLDERS" means the informal ad hoc committee of certain parties with interests in Bonds which has participated in the negotiation of the Restructuring as detailed in Appendix 22;

      "INITIAL DISTRIBUTION" has the meaning given to it in the Corp Scheme or the plc Scheme as appropriate;

      "INSURED SCHEME CLAIM" has the meaning given to it in part I, Section 2, Part C.7;

      "INSURED SCHEME CREDITOR" means a creditor of plc in respect of an Insured Scheme Claim;

                                       1000

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "INTELLECTUAL PROPERTY" means all industrial and intellectual property rights whether registered or not including pending applications for registration of such rights and the right to apply for registration of such rights including but not limited to patents, utility models, design patents, registered designs, design rights, trade and service marks, copyright (including copyright and equivalent rights in computer software), rights in inventions, technical information, rights in know-how, database rights, processes, models, formulae and experiments and all rights of equivalent or similar effect to any of those which may subsist anywhere in the world;

      "INTERMEDIARY" means a person who holds an interest in Eurobonds or Yankee Bonds on behalf of another person or persons but which interest is not held as an Account Holder;

      "IRS" means the US Internal Revenue Service;

      "ISDA" means International Swaps and Derivatives Association;

      "ISSUER" means Corp;

      "ISSUE DATE" means the date on which the New Notes are first originally issued;

      "ITALIAN IMPLIED GUARANTEE" means the Guarantee implied under Article 2362 of the Italian Civil Code which may arise as a result of Corp's sole shareholding in Marconi Holdings SpA (formerly Marconi Finanziaria SpA) for the period from March 2000 to 29 October 2001;

      "KNOWN CLAIMS" means the claims including interest thereon admissible pursuant to the terms of the relevant Scheme listed in Schedule 3 to the Corp Scheme or Schedule 3 to the plc Scheme, as appropriate;

      "KNOWN CLAIMS SEGMENT" means in respect of the Corp Scheme or plc Scheme as appropriate the Scheme Consideration for the relevant Scheme minus the Reserve Claims Segment in that Scheme;

      "KNOWN CREDITORS" means the Scheme Creditors in respect of their Known Claims;

      "KPMG" means KPMG LLP, a UK limited liability partnership;

      "LAZARD" means Lazard Brothers & Co., Limited;

      "LEMELSON AGREEMENT" means the agreement between plc and Lemelson Medical, Education and Research Foundation, Limited Partnership, dated 1 December 1999, under which Lemelson Medical, Education and Research Foundation, Limited Partnership granted to plc for itself and the benefit of its subsidiaries a non-exclusive licence for certain licensed patents relating principally to bar-coding;

      "LIABILITY" means any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or arises under a contract which is void or, being voidable, has been duly avoided;

      "LIBERTY" means Liberty Funding, L.L.C.;

      "LIBOR" means the relevant rate of interest for sterling deposits in the London Interbank Market;

      "LISTING" means admission to the Official List and to trading on the London Stock Exchange's market for listed securities;

      "LISTING RULES" means the rules and regulations made by the UKLA under
      Part VI of the FSMA, as amended from time to time;

      "LOCKBOX ACCOUNTS" means the accounts of Highrose Limited held at Halifax plc, Cooperatieve Centrale Raiffeisen-Borerenleenbank B.A. and Bayerische Hypo-und Vereinsbank AG, London Branch;

      "LONDON STOCK EXCHANGE" means the London Stock Exchange plc;

      "MANAGEMENT PLAN" has the meaning given to it in part I, Section 2, Part D.10;

                                       1001

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "MANDATORY REDEMPTION ESCROW ACCOUNT" has the meaning given to it in Appendix 8;

      "MARCONI" means all the Group Companies or, as the context requires, Corp Group;

      "MARCONI APPLIED TECHNOLOGIES GROUP" means Marconi Applied Technologies Ltd, Marconi Applied Technologies Inc. and Marconi Applied Technologies S.A.;

      "MARCONI CAPITAL" means Marconi Capital Inc.;

      "MARCONI COMMUNICATIONS" means Marconi Communications Limited, Marconi Communications SpA, Marconi Communications, Inc., Marconi Communications GmbH and Marconi Communications SUD SpA;

      "MARCONI LAUNCH SHARE PLAN" has the meaning given to it in part I, Section 2, Part D.10;

      "MARCONI OPTICAL COMPONENTS" means Marconi Optical Components Limited;

      "MARCONI PLAN" means the Marconi USA Employees' Retirement Plan;

      "MBSL" means Marconi (Bruton Street) Limited;

      "MCI" means Marconi Communications Inc;

      "MEMORANDUM" means the amended memorandum of association of Corp altered conditionally on the allotment of the New Shares;

      "MES" means the Marconi Electronic Systems business;

      "MET" means the Marconi Employee Trust;

      "MHSPA" means Marconi Holdings Spa;

      "MOBILE" means Marconi Mobile Holdings S.p.A.;

      "MOBILE ESCROW ACCOUNT" means the escrow account established by the Mobile Escrow Agreement dated 2 August 2002 (as amended) namely the Slaughter and May Client Account with National Westminster Bank plc, 15 Bishopsgate, London EC2, account no. 00541168;

      "MOBILE OPCOS" means certain Subsidiaries of Mobile which entered into or may have entered into Funding Letters;

      "MOBILE ESCROW AGREEMENT" means the escrow agreement between Corp, plc, Marconi Bruton Street Limited, HSBC Bank plc, the ESOP Derivative Banks, Bedell Cristin Trustees Limited and Slaughter and May dated 2 August 2002;

      "MORGAN STANLEY" means Morgan Stanley & Co. Limited;

      "MSI" means Metapath Software International, Inc.;

      "NASDAQ" means the national market as operated by Nasdaq Stock Market, Inc.;

      "NET PROCEEDS" has the meaning given to it in Appendix 8;

      "NEW JUNIOR NOTES" has the meaning given to "Junior Notes" in Appendix 8;

      "NEW JUNIOR NOTES TRUSTEE" means JPMorgan Chase Bank;

      "NEW NOTES" means the New Senior Notes and New Junior Notes collectively, or any of them if the context so requires;

      "NEW PLC GROUP" means plc and its Subsidiaries immediately following the Restructuring;

      "NEW SENIOR NOTES" has the meaning given to "Senior Notes" in Appendix 8;

      "NEW SENIOR NOTES TRUSTEE" means Law Debenture Trust Company of New York;

                                       1002

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "NEW SHARES" means the new shares to be issued by Corp pursuant to the Corp Scheme, or, except as the context requires otherwise, the equivalent amount of new shares in the form of ADRs;

      "NORTH AMERICAN ACCESS BUSINESS" means that portion of the network equipment business of the Group comprising the North American access systems business, which develops, manufactures, markets and sells last-mile copper and fibre digital network equipment for the connection of business and consumer end-users to communications networks (including a service provider's switch or local exchange or an internet service provider), but excluding the OPP Business and the BBRS Business;

      "NON-EXECUTIVE DIRECTOR" means a non-executive director of Corp and/or plc;

      "NONRECOGNITION EXCHANGE" means the gain or loss not generally recognised by a US Holder on the exchange of a Scheme Claim for New Shares, New Senior Notes, New Junior Notes, and/or ADRs;

      "NON-RINGFENCED ENTITIES" means those members of the Group that are not Ringfenced Entities;

      "NON-US HOLDER" is beneficial holder of a Scheme Claim, New Shares, New Senior Notes, New Junior Notes, or ADRs that is not a US Holder;

      "NON-VOTING DEFERRED SHARES" means the existing Corp shares held by plc and Marconi Nominees Limited as and when converted into and redesignated as non-voting deferred shares of 5 pence each forthwith and conditionally upon the allotment of the New Shares;

      "NOTE TRUSTEES" means the New Senior Note Trustee, and the New Junior Note Trustee collectively or either of them as the context so requires;

      "NOTEHOLDERS" means holders of the New Notes;

      "NOTIONAL RESERVE CLAIM" means, in respect of the Corp Scheme, a notional claim of L125,000,000 and, in respect of the plc Scheme, a notional claim of L250,000,000;

      "OFFICIAL LIST" means the official list maintained by the UKLA for the purposes of Part VI of the FSMA;

      "OID REGULATIONS" has the meaning given to it in Appendix 17;

      "ONGOING COSTS" means:

      (1) all expenses of the Supervisors of the plc Scheme and/or plc under or in respect of the Scheme including without limitation:

            (a)  the Supervisors' remuneration and out-of-pocket expenses;

            (b) all litigation costs including without limitation (i) adverse costs awards or liabilities and (ii) all costs in connection with Allowed Proceedings or Prohibited Proceedings; and

            (c) expenses in connection with meetings of plc Scheme Creditors and meetings of the Creditors' Committee under the plc Scheme;

      (2) all expenses to which members of the Creditors' Committee are (or any other person is) entitled under the plc Scheme;

      (3) continuing plc expenses including costs and expenses relating to filings with the Registrar of Companies and the holding of annual and other general meetings;

      (4) expenses in connection with a dissolution, striking off or members' voluntary liquidation of plc after the termination of the plc Scheme; and

      (5) claims excluded from the plc Scheme of the nature described in Part III of Appendix 9.

      "OPCOS" has the meaning given to it in part I, Section 2, Part D.2;

      "OPP BUSINESS" means that portion of the network equipment access systems business of the Ringfenced Entities that comprises outside plant and power products that power, connect, protect or enclose parts of a telecommunications network;

                                       1003

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "ORDINARY COURSE OF BUSINESS" means the ordinary day-to-day business activities carried on by Corp, conducted with a degree of regularity, or a one-off transaction concluded in the nature of trade with a view to a profit and being such as might reasonably be expected to occur without requiring the specific authority of the board of Directors;

      "ORIGINAL ISSUE DISCOUNT/OID" has the meaning given to it in Appendix 17;

      "ORIGINAL NOTES" has the meaning given to it in Appendix 17;

      "PARTICIPANTS" has the meaning given to it in part I, Section 2, part
      D.10;

      "PARTIES" means the contracting parties to the Research and Development Cost Sharing Agreement;

      "PATENTS" means all patent registrations and pending patent applications;

      "PBGC" means the United States Pension Benefit Guaranty Corporation;

      "PENSION PROMISES OR ARRANGEMENTS" means any promise or arrangement to provide pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, which are for the benefit of any officer or former officer or employee or former employee of the Corp Group or plc Group (as applicable) or for the benefit of persons dependent on any such persons, including any guarantees and indemnities given by Corp or plc (as applicable) to trustees or administrators of arrangements providing such benefits and statutory liabilities owing to any government authority (including the Pension Benefit Guaranty Corporation) in respect of any such promises or arrangements on termination thereof or otherwise;

      "PERFORMANCE BONDING FACILITY" means the L50 million committed multicurrency revolving bonding facility made available under the Performance Bonding Facility Agreement;

      "PERFORMANCE BONDING FACILITY AGREEMENT" means the L50 million committed multicurrency revolving bonding facility agreement dated 27 March 2003 between Marconi Bonding Limited (as applicant), Corp, HSBC Bank plc (as agent and security trustee), the original issuing banks named therein, the original banks named therein and the original indemnifying Subsidiaries named therein and as more fully described in part I, Section 2, Part D.4;

      "PERFORMANCE BONDS" means bonds, guarantees, letters of credit, indemnities or similar instruments;

      "PETITIONERS" means the chairman and alternative chairman of the Creditors' Meetings for Corp and plc;

      "PFIC" has the meaning given to it in Appendix 17;

      "PILON" means payment in lieu of notice;

      "PLANS START DATE" has the meaning given to it in part I, Section 2, Part D.10;

      "PLC" means Marconi plc;

      "PLC BOARD" means the board of directors of plc from time to time;

      "PLC DIRECTORS" means the members of the plc Board;

      "PLC GROUP" means plc and its Subsidiaries;

      "PLC INSURANCE POLICY" means any contract of liability insurance insuring plc in respect of a liability of plc which is a Scheme Claim and which as at the Record Date is valid and enforceable;

      "PLC SCHEME" means the proposed scheme of arrangement between plc and the plc Scheme Creditors under section 425 of the Act set out in part III with or subject to any modification, addition or condition approved or imposed by the Court;

      "PLC SHAREHOLDER" means a registered holder at the close of dealings, in such shares on the last day of dealings in such Shares on the London Stock Exchange of plc Shares and includes, where the context so requires, persons having a beneficial interest in such shares;

                                       1004

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "PLC SHAREHOLDER STOCK" means the 5,000,000 New Shares to be issued pursuant to the Corp Scheme for the benefit of plc Shareholders;

      "PLC SHAREHOLDERS RECORD TIME" means the close of dealings in the plc Shares on the last day of dealings in the plc Shares on the London Stock Exchange;

      "PLC SHARES" means ordinary shares of 5 pence each in the capital of plc;

      "PRE-DISPOSAL LIABILITIES" means any liability of Corp to a third party in respect of a former Affiliate of Corp which has been the subject of a disposal and arising as a result of:

      (1) any financial or other guarantee, indemnity, counter indemnity or similar arrangement given by Corp in respect of the obligations or otherwise of that former Affiliate; or

      (2) any claim being made under a performance bond, bank guarantee or similar instrument in respect of that former affiliate.

      "PREFERENTIAL CLAIM" means any claim against the relevant Scheme Company which would have been preferential under section 386 of the Insolvency Act 1986 if that Scheme Company were to have gone into liquidation on, in the case of Corp, the Record Date or, in the case of plc, the Effective Date and on the basis that the Record Date or the Effective Date, as the case may be, is the "relevant date" for the purposes of section 387 of the Insolvency Act 1986;

      "PROHIBITED PROCEEDINGS" has the meaning given to it in the Corp Scheme or the plc Scheme as appropriate;

      "PROJECTED PAYMENTS" means the projected amounts of payments (which shall not include qualified stated interest, if any) on the New Junior Notes;

      "PROSPECTIVE FIRST INITIAL DISTRIBUTION NOTICE" means for the relevant Scheme, the notice compiled by the Prospective Supervisors and presented to the Court at the hearing to sanction the Scheme detailing those Scheme Claims which will be Admitted on the Effective Date;

      "PROSPECTIVE SUPERVISORS" means Philip Wallace and Richard Heis being the persons anticipated will be appointed as Supervisors of the Schemes;

      "PROSPECTUS" means the prospectus of today's date issued by Corp in relation to the introduction to the Official List of the New Shares, the New Notes and the Warrants;

      "QEF ELECTION" has the meaning given to it in Appendix 17;

      "RDCSA" means the Research and Development Cost Sharing Agreement;

      "R&D" means research and development;

      "R&E PLAN" has the meaning given to it in part I, Section 2, Part D.10;

      "RECORD DATE" means 5.00 p.m. London time on 27 March 2003;

      "REGISTRARS" means Computershare Investor Services PLC, or such other person as Corp may appoint as its registrars for the purposes of the Corp Scheme;

      "REGISTRAR OF COMPANIES" means the registrar or other officer performing under the Act the duty of registration of companies in England and Wales and including a deputy registrar;

      "RELATED PROPERTY" when used in connection with Appendix 21 has the meaning given to it thereunder;

      "RELEASED PARTIES" when used in connection with Appendix 21 has the meaning given to it thereunder;

      "RELEASE DATE" means the date the interim security described in part I,
      Section 2, Part D.1 is released;

      "RELEVANT DEDUCTION" means the euro equivalent (calculated at the Currency
      Rate) of the aggregate amount of New Senior Notes which would be allocated in respect of Disputed Claims under each Scheme

                                       1005

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      and to the Notional Reserve Claim under each Scheme, assuming that those claims had been admitted in full;

      "RELTEC CORPORATION" means RT Group Telecom Services Limited;

      "RELTEC PLAN" means the RELTEC Corporation Retirement Plan, which is a tax-qualified funded defined benefit plan;

      "RESEARCH AND DEVELOPMENT COST SHARING AGREEMENT" means the research and development cost sharing agreement effectively entered into by Marconi Communications GmbH, Marconi Communications, Inc., Marconi Communications Limited and Marconi Communications SpA;

      "RESERVE CLAIMS" has the meaning given to it in part I, Section 2, Part
      C.7;

      "RESERVE CLAIMS SEGMENT" means the Scheme Consideration reserved to meet Scheme Claims other than Known Claims of Corp or plc as appropriate and as more particularly defined in respect of the Corp Scheme in the Corp Scheme and in respect of the plc Scheme in the plc Scheme;

      "RESERVE CREDITOR" means a Scheme Creditor in respect of its Reserve
      Claim;

      "RESTRICTED CASH" has the meaning given to it in part I, Section 2, Part D.4;

      "RESTRICTED JURISDICTIONS" means France, Italy, Malaysia and the US States of Arizona, California, Colorado, Connecticut, Illinois, Ohio and Vermont;

      "RESTRUCTURING" means the proposed financial restructuring of the Scheme Companies (or, if the plc Scheme is not implemented, Corp) pursuant to the Schemes;

      "RESTRUCTURING PARTIES AND ADVISERS" means

      (1)   all advisers to the relevant Scheme Company;

      (2)   the Prospective Supervisors and their advisers;

      (3)   the Escrow Trustee and its advisers;

      (4)   the Distribution Agent and its advisers;

      (5)   the Eurobond Trustee and its advisers;

      (6)   the Yankee Bond Trustee and its advisers;

      (7)   the Co-ordination Committee and its advisers;

      (8)   the Informal Committee of Bondholders and their advisers;

      (9)   Bondholder Communications;

      (10)  the Sponsors and their advisers;

      (11)  the ESOP Derivative Banks and their advisers;

      (12)  the trustee of the New Senior Notes and its advisers;

      (13)  the trustee of the New Junior Notes and its advisers; and

      (14)  the Security Trustee in respect of the New Notes;

      "RINGFENCED ENTITY" means Marconi Communications, Inc. and its Subsidiaries which contain the North American Access Business, the BBRS Business and the OPP Business;

      "RINGFENCED IPR CO" means Marconi Intellectual Property (Ringfence) Inc., a company registered in Delaware, the United States that will own the Patents owned at the date hereof by the US IP Opcos relating to the North American Access Business, the BBRS Business and the OPP Business;

      "SBIL" means Salomon Brothers International Limited;

                                       1006

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

      "SCHEME" means either or both of the Corp Scheme and the plc Scheme as appropriate;

      "SCHEME CLAIM" has the meaning given to it in the Corp Scheme or the plc Scheme, as appropriate;

      "SCHEME COMPANY" means either or both of plc and Corp as appropriate;

      "SCHEME COMPANY CONFIRMATION" means the letter of confirmation to be issued by each Scheme Company in the agreed form as set out in Appendix 25;

      "SCHEME CONSIDERATION" means the Corp Scheme Consideration or the plc Scheme Consideration as appropriate;

      "SCHEME CREDITOR" has the meaning given to it in the Corp Scheme or in the plc Scheme, as appropriate;

      "SCHEME DOCUMENT" means this document including all Appendices, schedules and annexures to it;

      "SCHEME IMPLEMENTATION DEED" means the deed made between Corp, plc, Ancrane, E-A Continental Limited, Marconi Nominees Limited and others dated 27 March 2003;

      "SCHEME MEETING" means a meeting of a class of Scheme Creditors convened pursuant to an order of the Court;

      "SCHEME RATE" means the mid point rate of exchange five Business Days before the Effective Date for the conversion of the relevant currency to sterling as published in the Financial Times on the following Business Day;

      "SDRT" means stamp duty reserve tax;

      "SEC" means the US Securities and Exchange Commission;

      "SECURED BONDHOLDERS" has the meaning given to it in part I, Section 2, Part D.1;

      "SECURITIES ACT" means the United States Securities Act of 1933, as amended;

      "SECURITY" has the meaning given to it in Appendix 10;

      "SECURITY TRUST AND INTERCREDITOR DEED" has the meaning given to it in Appendix 10;

      "SECURITY TRUSTEE" means The Law Debenture Trust Corporation p.l.c;

      "SERP" means the RELTEC Supplemental Executive Retirement Plan;

      "SETTLEMENT AMOUNT" has the meaning given to it in part I, Section 2, Part A.2/D.2;

      "SPVs" mean the special purpose vehicles which have been incorporated for the purpose of owning Patents, being the UK IPR Co, the US IPR Co and the Ringfenced IPR Co;

      "STATUTES" as used in Appendix 14 means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;

      "SPONSORS" means Morgan Stanley and Lazard;

      "STATEMENT AND WAIVER AGREEMENT" has the meaning given to it in part I,
      Section 2, Part D.6;

      "SUBMITTED" means when used of a Scheme Claim, that it has been duly submitted to KPMG or the Supervisors (as applicable) in accordance with the terms of the relevant Scheme;

      "SUBSEQUENTLY SOLD OPCO ESCROW AGREEMENT" means an escrow agreement established in connection with an operating subsidiary of plc whose employees were entitled to participate in certain employee share option plans and which was sold after 28 August 2002;

      "SUBSEQUENTLY SOLD OPCOS" has the meaning given to it in part I, Section 2, Part D.2;

      "SUBSIDIARY" has the meaning set forth in section 736 of the Act;

                                       1007

                          V.  DEFINITIONS AND GLOSSARY

DEFINITIONS

--------------------------------------------------------------------------------

      "SUPERVISORS' CONFIRMATION" means the letter of confirmation to be issued by the Supervisors in the agreed form as set out in Appendix 25;

      "SUPERVISORS" means the persons holding office as the supervisor(s) of the Corp Scheme or plc Scheme or both, as appropriate, from time to time;

      "SYNDICATE BANKS" means the Banks that are participants in the Bank Facility from time to time;

      "TAX CREDIT AMOUNT" has the meaning given to it in Appendix 17;

      "TERMINATION NOTICE" has the meaning given to it in the Corp Scheme;

      "TRADING OBLIGATIONS" means obligations of a commercial character incurred in the Ordinary Course of Business any of which arise from the supply of goods or services in exchange for payment in money or money's worth;

      "TRAPPED CASH" has the meaning given to it in part I, Section 2, Part D.4;

      "TRI-STAR CLAIM" means the claims made in the consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania as more fully described in paragraph 18 of Appendix 20;

      "TRUST DEED" means either of the two trust deeds each dated 30 March 2000 between Corp, plc and the Eurobond Trustee and constituting the Eurobonds and "TRUST DEEDS" means both of them;

      "TRUSTEE" means the Eurobond Trustee or the Yankee Bond Trustee, as applicable (together, the "TRUSTEES");

      "UK GAAP" means generally accepted accounting principles in the UK;

      "UK IP OPCOS" means all Corp Group companies in the UK having legal or beneficial title to Patents;

      "UK IPR CO" means Marconi UK Intellectual Property Limited, a company registered in England that will own the Patents owned at the date hereof by UK IP Opcos;

      "UK WITHHOLDING TAX" has the meaning given to it in Appendix 17;

      "UBS" means UBS AG;

      "UKLA" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA, including, where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;

      "UK PLAN" means the GEC 1972 Pension Plan;

      "ULTRAMAST" means Ultramast Limited;

      "UNITED KINGDOM" or "UK" means the United Kingdom of Great Britain and Northern Ireland;

      "UNITED STATES" or "US" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

      "US ASSETS" means the proceeds of assets of US businesses within the Group, US IPR and shares in Group Companies which are US holding companies;

      "US BUSINESSES" means BBRS, OPP and North American Access Businesses;

      "US GAAP" means generally accepted accounting principles in the US;

      "US IPR CO" means Marconi Intellectual Property (US) Inc., a company registered in Delaware, the United States that will own the Patents owned at the date hereof by US IP Opcos that do not relate to the North American Access Business, the BBRS Business, or the OPP Business;

      "UNRESTRICTED JURISDICTIONS" means the United Kingdom, the Bahamas, the British Virgin Islands, Canada (provinces of Alberta, British Columbia, Ontario and Quebec), the Cayman Islands, Guernsey,

                                       1008

                          V.  DEFINITIONS AND GLOSSARY

                                                                     DEFINITIONS

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      Jersey, the Netherlands Antilles and the United States (with respect to federal securities laws and, with the exceptions described in part I,
      Section 2, Part C.9, with respect to state securities laws;

      "US IP OPCOS" means Marconi Communications Optical Networks Limited and all Corp Group companies in the US having legal or beneficial title to Patents;

      "US SPVS" means US IPR Co and Ringfenced IPR Co;

      "UURBS" means unfunded unapproved pensions;

      "VAS" means Value Added Services;

      "VAT" means Value Added Tax;

      "VOTING RATE" means the mid point rate of exchange on the Business Day before the Record Date for the conversion of the relevant currency to sterling as published in the Financial Times on the Record Date;

      "WAITING PERIOD" has the meaning given to it in part I, Section 2, Part
      C.7;

      "WARRANTS" means warrants to subscribe for Corp ordinary shares to be issued to or for the benefit of plc Shareholders on the terms and conditions set out in Appendix 12;

      "WIDER CORP GROUP" means Corp and its Affiliates;

      "WORKING CAPITAL FACILITY" means the US$22.5 million limited recourse revolving credit facility made available under the Working Capital Facility Agreement;

      "WORKING CAPITAL FACILITY AGREEMENT" means the US$22.5 million limited recourse revolving credit facility agreement between Marconi Communications, Inc. as borrower and Liberty Funding, L.L.C. as lender dated 26 March 2003 and as more fully described in part 1, Section 2, Part D.4;

      "YANKEE BOND TRUSTEE" means The Bank of New York acting in its capacity as trustee for the Yankee Bonds;

      "YANKEE BONDS" means all or any of the bonds comprising the Yankee Issues; and

      "YANKEE ISSUES" means the 2010 Yankee Bonds and the 2030 Yankee Bonds both issued by Corp and both guaranteed by plc.

                                       1009

                          V.  DEFINITIONS AND GLOSSARY

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                                    GLOSSARY

The following explanations are not intended as technical definitions but to assist the reader to understand certain terms as used in this document. The terms marked * are the Group's product names or trade names.

access the part of a telecommunications network between the subscriber or customer and the service provider's "local exchange" or "central office".

*Access Hub                  a family of access products designed to deliver
                             multimedia broadband services over existing copper pairs. The Access Hub can also be configured to provide aggregation within the local network, for example to backhand mobile telephone traffic.

access equipment             Access Equipment connects the end user to a service
                             provider's switch or local exchange across what has been traditionally known as the "last rule" or "local loop". Alternatively, it may connect the end users to their Internet Service Provider.

ADSL Asymmetric Digital Subscriber Line is a technology for exchanging digital data with customers over their existing telephone lines. It is part of the DSL or xDSL family of technologies and has the characteristics of high data rates to the home or customer (up to 6 megabits per second) and slower data rates from the customer to the network or service provider (up to 640 kilobits per second).

*ASX-4000                    ATM switch router manufactured by the Group.

ATM Asynchronous Transfer Mode is a switching technology that organises digitised voice and other data into 53 byte packets (called "cells") and transmits them over a communications network. Individual cells are processed asynchronously relative to other cells, and are queued before being multiplexed over a network to an address contained in the first 5 bytes of the cell.

bandwidth                    The data transmission capacity of a transmission
                             medium (eg optical fibre) or communications product. The bandwidth is usually measured in bits per second, or thousands of bits per second (kilo bites per second); millions of bits per second
                             (megabits per second); billion bits per second
                             (gigabits per second); million bits per second
                             (terabits per second).

BBRS Broadband Routing and Switching, a division of the Group.

carrier-class                of a quality suitable for use by a company that
                             provides public communications services, either within a local area or between local areas.

CATV                         Community Antenna Television or Cable Television.

class 5 Softswitch           a software application that provides the equivalent
                             of class 5 (local) telephone exchange
                             functionality. It provides call control and support for residential and business users and supports connections to access networks and the existing public switched telephone network. It can be used in conjunction with different access technologies to provide complete solutions for network operators and service providers.

CLEC Competitive Local Exchange Carrier (US terminology) sometimes referred to as a "second operator" in other countries.

Cross Connection             a mapping between two channels or paths at a
                             network device.

DC                           Direct Current.

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                          V.  DEFINITIONS AND GLOSSARY

                                                                        GLOSSARY

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Deep Fibre                   a term used by Marconi to describe access systems
                             that bring optical fibres to within 150 feet of the subscriber thus allowing high data transmission rates.

*DISC*S Digital Intelligent Subscriber Carrier System. The Group's access platform for the North American market.

DLC Data Link Control is the second lowest layer in the OSI reference Model. Every network interface card
                             (NIC) has a DLC address or DLC identifier (DLCI) that uniquely identifies the node on the network.

*DMP                         Distributed Multiservice Platform.

DSL Digital Subscriber Line is a technology for sending digital data to customers over their existing telephone lines. There are a number of DSL variations known as xDSL, including ADSL.

DSLAM Digital Subscriber Line Access Multiplexer is equipment located at a phone company's central location that links many customer DSL connections to a single high-speed ATM line.

                             When the phone company receives a DSL signal, an ADSL modem with a POTS splitter detects voice calls and data. Voice calls are sent to the PSTN, and data are sent to the DSLAM, where it passes through the ATM to the Internet, then back through the DSLAM and ADSL modem before returning to the customer's PC.

DWDM Dense Wavelength Division Multiplexing is technology that allows a single optical fibre to simultaneously carry many signals, each of which has a distinct optical wavelength closely spaced from its neighbouring channel.

Fibre optics                 Fibre optics are thin filaments of glass through
                             which light beams are transmitted over long distances and which carry enormous amounts of data at a High Data Speed.

Fibre optic splice
enclosures                   A casing that provides for the organisation and
                             protection of joints made between fibre optic cable.

Fibre to the curb            refers to fibre optics which transmit data very
                             close to the curb of customer residences and businesses with twisted-pair copper being used from the curb into the residences and businesses themselves.

FITL Fibre In The Loop, the extension of a fibre network to subscribers.

Frame Relay                  is a fast packet-switching protocol based on a LAP
                             (Link Access Protocol) that performs routing and transfer with less overhead processing than X.25.

Gbps                         Gigabits per second or 1,000 megabits per second
                             (1,000 Mbps).

GHz The gigahertz. A unit of frequency equal to one thousand million hertz. The term gigahertz is used as an indicator of the frequency of ultra-high-frequency (UHF) and microwave signals and also, in some computers, to express microprocessor clock speed.

GMPLS                        generalized multiprotocol label switching.

High Speed Data              is data capable of being transmitted in a
                             high-speed manner.

IADs Integrated Access Devices connect user devices such as PATSX and LAN onto a common ATM uplink into a public network.

                                       1011

                          V.  DEFINITIONS AND GLOSSARY

GLOSSARY

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IC&M                         Installation, Commissioning and Maintenance.

IETF Internet Engineering Task Force. A large, open, international community of network designers, operators, vendors and researchers whose purpose is to co-ordinate the operations, management and evolution of the Internet to resolve short and mid-range protocol and architectural issues.

ILEC Incumbent Local Exchange Carrier (US terminology) is the local phone company, usually one of the regional Bell operating companies or an independent telephone company.

IP Internet Protocol is a method or protocol by which digital data is sent from one computer to another over the Internet. Data is sent in packets that contain the sender's unique Internet address and the receiver's unique Internet address. Individual packets traverse the network until they reach the destination address, but there is no guarantee of arrival or sequence of arrival. Another protocol, TCP, sorts the received data into correct order.

ISDN Integrated Services Digital Network is an internationally agreed standard covering digital voice and data service between national networks and their connection to a home or business.

ISPs Internet Service Provider -- also called internet access providers -- is a company that provides access to the Internet. In addition to serving individuals, ISPs also serve large companies, providing a direct connection from the company's networks to the Internet. ISPs themselves are connected to one another through Network Access Points (NAPs).

Mbps                         megabits per second or 1,000 kilobits per second.

MPLS MultiProtocol Label Switching, an IETF initiative that integrates Layer 2 information about network links bandwidth, latency, utilization into Layer 3
                             (IP) within a particular autonomous system, or ISP, in order to simplify and improve IP packet exchange. MPLS gives network operators a great deal of flexibility to direct and route traffic around link failures, congestion, and bottlenecks.

Multi-casting functionality  is the ability to broadcast messages to a select group of computers or other devices when considered as part of a network.

Multiplexer                  a system/device which combines two or more data
                             streams into a single transmission channel. The main types are Time Division Multiplexing (TDM) where each stream has an allocated time slot, and Frequency Division Multiplexing (FDM) where each stream has an allocated channel frequency. In optical communications it is usual to refer to Wavelength Division Multiplexing (DWM) rather than
                             FDM.

Next Generation Digital
Loop Carriers                are the next version network transmission equipment
                             used to provide a pair gain function where the electronic cost of the Digital Loop Carrier equipment is more than offset by additional copper distribution lines. They consist of two parts -- a central office and remote terminal.

OEMs Original Equipment Manufacturers, which is a misleading term for a company that has a special relationship with computer and/or telecommunications equipment producers. OEMs buy equipment in bulk and customize them for particular applications. They then sell the customized computer under their own name. The term is really a misnomer

                                       1012

                          V.  DEFINITIONS AND GLOSSARY

                                                                        GLOSSARY

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                             because OEMs are not the original manufacturers -- they are the customizers.

*ONU Optical Network Units, enable premises to be served directly by fibre or by twisted-pair copper. Alternatively fibre can be extended to a neighbourhood node such as a remote exchange building or roadside cabinet, with onward connection by twisted-pair.

Optical Networks             systems which use optical fibre as a medium to
                             transport traffic around the network; further described in part I, Section 2.

OSI Open Systems Interconnection, a standard that defines communications protocols in terms of a layered model ranging from the physical connection (the lowest layer) up to the end user application at the highest layer. The functionality of each layer is carried over the lower layers.

OSS Operational Support System. The systems that support operational functions such as inventory, service and network configuration, performance monitoring, billing, planning and repair functions. The OSS provides monitoring/coordinating and/or controlling telecommunications functions and support for communications networks.

PABX Private Automatic Branch Exchange is an automatic telephone switching deployed generally within a business.

Packet-oriented protocols    a packet is an arbitrary collection of data grouped
                             and transmitted with its user identification over a shared facility. A protocol is a specific set of rules, procedures or conventions relating to format and timing of data transmission between two devices, typically including such things as framing, error handling, transparency and line control.

Packet Switching             a term used to describe the process of routing
                             packets of data to a destination address contained within each packet. The scheme is an efficient way to handle transmission on a "connectionless" network such as the Internet because many packets from different users can share common data paths as they transverse the network.

PC                           personal computer.

PCB                          printed circuit board.

Photonics                    the combination of electronic (electron) and
                             optical (photon) technologies. It is generally associated with optical fibre systems in communications networks.

*PLx                         photonic line system.

*PMA is a reconfigurable photonic add/drop multiplexer system that provides fully reconfigurable features and functions for regional and core metropolitan network segments, allowing network operators to reconfigure network capacity in response to changes in traffic demand.

*PMM is a range of photonic solutions designed specifically for metropolitan area networks. It comprises a common platform with three basic configurations: Point-to-Point, Standard Ring and Extended Ring. These configurations allow for better cost effectiveness by increasing wavelength utilisation with flexible sub-wavelength service aggregation.

POTS Plain Ordinary Telephone Service, refers to basic telephone calls.

PSTN                         Public Switched Telephone Network.

                                       1013

                          V.  DEFINITIONS AND GLOSSARY

GLOSSARY

--------------------------------------------------------------------------------

PtMP                         point to multi point.

SDH Synchronous Digital Hierarchy is a standard technology for synchronous data transmission primarily over optical fibre networks. SDH is based on European standards. SDH is very similar to SONET which is the North American and Japanese standard for synchronous data transmission. SDH defines base data of 155 Megabits per second and a set of multiples of that rate.

*ServiceOn Access            the Group's network management system for access
                             products.

*Skyband MDMS                Skyband Marconi Digital Multipoint System. A
                             broadband wireless access system designed to deliver toll quality voice, high speed data, multimedia and leased line services to business and multi-dwelling residential customers. MDMS is highly reliable and delivers exceptional bandwidth for spectrum used.

*Skyband MDRS                Skyband Marconi Digital Radio System. A
                             point-to-point wireless system for access, feeder and back-haul applications. Skyband operates over a broad frequency spectrum to match the varying national regulations.

*SoftSwitch                  a carrier class, next generation voice over IP
                             (VoIP) solution enabling the convergence of voice and data services onto a single packet network.

Soliton-based                using solitons or "stable pulses" that travel
                             without changing their shape or dispersing and robustly resist perturbations in the physical medium that supports them. Due to the fact solitons do not break up, spread or lose strength they are ideal for fibre optic communications networks.

SONET Synchronous Optical Network. SONET is the North American and Japanese standard for synchronous transmission on an optical network. It is very similar to the European SDH standard. SONET defines a base data rate of 51.84. Megabits per second and a set of multiples of that rate.

Strategic Communications     The Strategic Communications business designs,
                             manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic, communications/command and control systems.

switch a network device that selects a path or circuit for sending data or a signal to its next destination. Older technology developed for voice transmission used circuit switching to dedicate a path for the duration of a call. A modern switch in a digital network often incorporates the function of a "router" to determine specifically where each packet of data should be sent.

Synchronous                  signals that are sourced from the same timing
                             reference and hence are identical in frequency.

*System X                    the Group's family of telephone exchanges which
                             provides the majority of BT's PTSN and ISDN services. There are over 20 million telephone lines connected to System X in the UK.

TCP Transmission Control Protocol sorts received data into correct order.

TETRA Terrestrial Trunked Radio is a European standard for a high integrity radio system developed largely for use by the emergency services in Europe and elsewhere.

                                       1014

                          V.  DEFINITIONS AND GLOSSARY

                                                                        GLOSSARY

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T1 a specification for a transmission line. The specification details the input and output characteristics and the bandwidth. T1 lines run at
                             1.544 Mbps and provide for 24 data channels.

Tier 1 a term used to describe a major network operator (carrier) that has direct connections to other Tier 1 operators in order to exchange traffic. Secondary or Tier 2 operators exchange traffic via the Tier 1 operators.

Toll-grade                   public network quality.

Turnkey projects             involve turnkey systems which are where an entire
                             telecommunications telephone system with hardware and software is assembled and installed by a vendor and sold as a total package.

UMTS Universal Mobile Telephone Service is a third generation (3G) mobile technology that will deliver broadband transmission information at speeds up to 2 Mbit/s. Besides voice and data, UMTS will deliver audio and video to wireless devices anywhere in the world through fixed, wireless and satellite systems.

*UPLx                        ultra-long haul photonic line system.

VOIP voice over internet protocol -- a means to transport voice, video and data over a packet WAN IP network. This does not mean using the public Internet. Data is broken into packets and may be transported using different routes to be assembled into their correct order at the receiving end. MPLS is a means of carrying data whether it is ATM or IP.

VPN (Virtual Private Network) a private voice communication network built on public switching and transport facilities rather than dedicated line facilities such as T1.

xDSL xDSL refers to the different variations of Digital Subscriber Line (DSL) technology including ADSL defined above.

2G Second-generation protocols in mobile telephony use digital encoding and include GSM, D-AMPS (TDMA) and CDMA. These protocols support high bit rate voice and limited data communications and offer auxiliary services such as data, fax and SMS. Different levels of encryption can be offered through 2G.

2.5G These protocols extend 2G systems in mobile telephony to provide additional features such as packet-switched connection and enhanced data rates.

3G Third-generation protocols in mobile telephony support high data rates, measured in Mbits/second, intended for applications other than voice. This protocol will support broadband and bandwidth-hungry applications such as full-motion video, videoconferencing and full Internet access.

                                       1015

                                  VI.  NOTICES

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A.     NOTICE OF CORP SCHEME MEETING

                                                                NO. 1783 OF 2003
                          IN THE HIGH COURT OF JUSTICE
                               CHANCERY DIVISION
                                COMPANIES COURT

                    IN THE MATTER OF MARCONI CORPORATION PLC

                                    - AND -

                    IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated 24 March 2003 made in the above matter the court has directed a meeting of the Corp Scheme Creditors (as such term is defined in the Scheme of Arrangement hereinafter referred to) to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Marconi Corporation plc ("CORP") and its Scheme Creditors (as defined in that Scheme of Arrangement) and that such meeting will be held at the Institute of Civil Engineers, 1 Great George Street, London SW1 on 25 April 2003 at 10.00 a.m. at which place and time all those creditors are requested to attend.

A copy of that Scheme of Arrangement and a copy of the statement required to be furnished pursuant to Section 426 of the above-mentioned Act (the "EXPLANATORY STATEMENT") are incorporated in the document of which this notice forms part.

THOSE CREDITORS MAY VOTE IN PERSON AT THE MEETING REFERRED TO ABOVE OR THEY MAY APPOINT ANOTHER PERSON, WHETHER A CORP SCHEME CREDITOR (AS DEFINED IN THE SCHEME OF ARRANGEMENT) OR NOT, AS THEIR PROXY TO ATTEND AND VOTE IN THEIR STEAD.

A form to enable Corp Scheme Creditors to vote in person or by proxy at the meeting (a "FORM OF PROXY") is enclosed herewith, coloured yellow.

It is requested that Forms of Proxy be completed, signed and submitted in accordance with the procedures described in the Explanatory Statement, so as to be received by KPMG at 8 Salisbury Square, London EC4Y 8BB, England, UK, for the attention of Philip Wallace, by 12 noon (London time) on 24 April 2003 (although it is recommended that they be received by 5.00 p.m. (London time) on 17 April
2003) but if forms are not so submitted they may, if properly completed and signed, be handed in at the registration desk no later than one hour prior to the time at which the meeting is scheduled to commence, or thereafter may be handed to the Chairman at the meeting.

By the order the court has appointed John Devaney, Chairman of Corp or, failing him, Michael Parton, Chief Executive Officer of Corp to act as Chairman of the meeting referred to above and has directed the Chairman to report the result of such meeting to the court.

The Scheme of Arrangement will be subject to the subsequent approval of the court.
DATED 31 March 2003
Allen & Overy
One New Change
London
EC4M 9QQ
Solicitors for Marconi Corporation plc

                                       1016

                                  VI.  NOTICES

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B.     NOTICE OF PLC SCHEME MEETING

                                                                NO. 1782 OF 2003

                          IN THE HIGH COURT OF JUSTICE
                               CHANCERY DIVISION
                                COMPANIES COURT

                          IN THE MATTER OF MARCONI PLC

                                    - AND -

                    IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated 24 March 2003 made in the above matter the court has directed a meeting of the plc Scheme Creditors (as such term is defined in the Scheme of Arrangement hereinafter referred to) to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between plc ("PLC") and its Scheme Creditors (as defined in that Scheme of Arrangement) and that such meeting will be held at the Institute of Civil Engineers, 1 Great George Street, London SW1 on 25 April 2003 at 10.15 a.m., or if later the conclusion or adjournment of the meeting of creditors convened to be held at
10.00 a.m. on that day for the purposes of the Corp Scheme (as defined in the Scheme of Arrangement) at which place and time all those creditors are requested to attend.

A copy of that Scheme of Arrangement and a copy of the statement required to be furnished pursuant to Section 426 of the above-mentioned Act (the "EXPLANATORY STATEMENT") are incorporated in the document of which this notice forms part.

THOSE CREDITORS MAY VOTE IN PERSON AT THE MEETING REFERRED TO ABOVE OR THEY MAY APPOINT ANOTHER PERSON, WHETHER A PLC SCHEME CREDITOR (AS DEFINED IN THE SCHEME OF ARRANGEMENT) OR NOT, AS THEIR PROXY TO ATTEND AND VOTE IN THEIR STEAD.

A form to enable plc Scheme Creditors to vote in person or by proxy at the meeting (a "FORM OF PROXY") is enclosed herewith, coloured green.

It is requested that Forms of Proxy be completed, signed and submitted in accordance with the procedures described in the Explanatory Statement, so as to be received by KPMG at 8 Salisbury Square, London EC4Y 8BB, England, UK, for the attention of Philip Wallace, by 12 noon (London time) on 24 April 2003 (although it is recommended that they be received by 5.00 p.m. (London time) on 17 April
2003) but if forms are not so submitted they may, if properly completed and signed, be handed in at the registration desk no later than one hour prior to the time at which the meeting is scheduled to commence, or thereafter may be handed to the Chairman at the meeting.

By the order the court has appointed John Devaney, Chairman of plc or, failing him, Michael Parton, Chief Executive Officer of plc to act as Chairman of the meeting referred to above and has directed the Chairman to report the result of such meeting to the court.

The Scheme of Arrangement will be subject to the subsequent approval of the court.

DATED 31 March 2003

Allen & Overy
One New Change
London
EC4M 9QQ

Solicitors for Marconi plc

                                       1017